Form 20-F
period 2003-05-31
ICON PLC  /ADR/
filed 2003-10-21
CIK 1060955

United States
                       Securities and Exchange Commission,
                             Washington, D.C. 20549


                                    FORM 20-F
(Mark One)

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

     OR

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal period ended: May 31, 2003

     OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:

                           ICON public limited company
--------------------------------------------------------------------------------

             (Exact name of Registrant as specified in its charter)
--------------------------------------------------------------------------------
                                     Ireland

                 (Jurisdiction of incorporation or organization)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:

                                                            Name of exchange
Title of each class                                         on which registered
--------------------------------------------------------------------------------
                                      None
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class
--------------------------------------------------------------------------------

American Depository Shares, representing Ordinary Shares, par value E0.06 each Ordinary Shares, par value E0.06 each
--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,841,557 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes                  X                     No
--------------------------------------------------------------------------------


Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17                                    Item 18                 X
--------------------------------------------------------------------------------

TABLE OF CONTENTS


General                                                                       3

Cautionary Statement                                                          3

Part I

       Item 1.     Identity of Directors, Senior Management and Advisors      3

       Item 2.     Offer Statistics and Expected Timetable                    3

       Item 3.     Key Information                                            4

       Item 4.     Information on the Company                                 8

       Item 5.     Operating and Financial Review and Prospects              18

       Item 6.     Directors, Senior Management and Employees                27

       Item 7.     Major Shareholders and Related Party Transactions         30

       Item 8.     Financial Information                                     31

       Item 9.     The Offer and the Listing                                 31

       Item 10.    Additional Information                                    32

       Item 11.    Quantitative and Qualitative Disclosures about
                     Market Risk                                             37

       Item 12.    Description of Securities Other than Equity
                     Securities                                              38

Part II

       Item 13.    Defaults, Dividend Arrearages and Delinquencies           38

       Item 14.    Material Modifications to the Rights of Security
                     Holders and Use of Proceeds                             38

       Item 15.    Reserved                                                  38

       Item 16.    Reserved                                                  38

Part III

       Item 17.    Financial Statements                                      39

       Item 18.    Financial Statements                                      39

       Item 19.    Financial Statements and Exhibits                         39

General

As used herein, "ICON plc" and the "Company" refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON's financial statements and other financial data contained in this Form 20-F are presented in United States dollars ($) and are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

In this Form 20-F, references to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to the lawful currency of the United Kingdom, references to "Israeli Shekels" or "ILS" are to the lawful currency of Israel, references to "Euro" or "E" are to the European single currency adopted by twelve members of the European Union (including the Republic of Ireland, France, Germany & the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

ICON prepares its consolidated financial statements on the basis of a fiscal year beginning on June 1 and ending on May 31. References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on May 31 of that year. In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.


Cautionary Statement
Statements included herein which are not historical facts are forward looking statements. Such forward looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to efficiently execute them, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in ICON's Securities and Exchange Commission filings. ICON has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.


Part I

Item 1. Identity of Directors, Senior Management and Advisors.
Not applicable.


Item 2. Offer Statistics and Expected Timetable.
Not applicable.

Item 3. Key  Information.
Selected Historical Consolidated Financial Data for ICON plc
The following selected financial data set forth below are derived from ICON's consolidated financial statements and should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and ICON's consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.


                                                                      Year Ended May 31,
                                                   1999           2000          2001           2002          2003
                                                         (in thousands, except share and per share data)
-------------------------------------------------------------------------------------------------------------------


Statement of Operations Data:
Gross revenue                                   $98,910       $115,087      $151,832       $218,842      $340,971
Subcontractor costs (1)                         (39,003)       (34,320)      (35,669)       (62,287)     (115,246)
-------------------------------------------------------------------------------------------------------------------

Net revenue                                      59,907         80,767       116,163        156,555       225,725
Costs and expenses:
    Direct costs                                 31,662         42,007        63,800         83,371       122,373
    Selling, general and administrative          19,200         27,348        36,312         48,951        71,118
    Merger costs (3)                                  -          1,617             -              -             -
    Depreciation and amortization                 2,066          3,264         4,975          6,020         7,305
-------------------------------------------------------------------------------------------------------------------

Total costs and expenses                         52,928         74,236       105,087        138,342       200,796
-------------------------------------------------------------------------------------------------------------------

Income from operations                            6,979          6,531        11,076         18,213        24,929
Net interest income                               2,631          2,659         2,519          1,116           354
-------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes          9,610          9,190        13,595         19,329        25,283
Provision for income taxes                       (1,557)        (3,122)       (2,617)        (5,129)       (7,000)
-------------------------------------------------------------------------------------------------------------------

Net income (4)                                   $8,053         $6,068       $10,978        $14,200       $18,283
-------------------------------------------------------------------------------------------------------------------

Net income per ordinary share (2):
    Basic                                            $0.74          $0.55         $0.97          $1.22         $1.55
-------------------------------------------------------------------------------------------------------------------

    Diluted                                          $0.68          $0.51         $0.92          $1.16         $1.50
-------------------------------------------------------------------------------------------------------------------

Weighted average number of ordinary
  shares outstanding:
    Basic (4)                                10,908,409     11,050,556    11,292,610     11,656,153    11,813,788
-------------------------------------------------------------------------------------------------------------------

    Diluted (4)                              11,917,605     11,824,359    11,943,849     12,241,820    12,181,094
-------------------------------------------------------------------------------------------------------------------


Pro forma information
Adjustment for pro forma income taxes (3)          (181)           537
-------------------------------------------------------------------------------------------------------------------

Pro forma net income                              7,872          6,605
-------------------------------------------------------------------------------------------------------------------

Net income per ordinary share:
    Basic                                            $0.72          $0.60
-------------------------------------------------------------------------------------------------------------------

    Diluted                                          $0.66          $0.56
-------------------------------------------------------------------------------------------------------------------



                                                                              As of May 31,
                                                   1999           2000          2001           2002          2003
                                                                             (in thousands)
-------------------------------------------------------------------------------------------------------------------


Balance Sheet Data:
Cash and cash equivalents                       $12,353        $26,552       $11,179        $36,291       $18,311
Short term investments                           35,936         21,405        35,941         18,551             -
Working capital                                  56,944         57,962        61,147         72,923        53,827
Total assets                                     95,758        100,118       128,967        165,794       235,014
Total debt                                        3,514          2,251        11,518         11,745         7,126
Government grants                                   624            533           476            962         1,140
Shareholders' equity                            $71,633        $77,053       $86,580       $107,561      $136,910



     (1) Subcontractor costs comprise investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON's contracts. See Note 2(d) to the consolidated financial statements.

     (2) Net income per ordinary share is based on the weighted average number of outstanding ordinary shares and in the case of diluted net income per share includes potential ordinary shares from the exercise of options.

     (3) On January 28, 2000, ICON completed a merger with Pacific Research Associates Inc. ("PRAI"), a company specializing in data management, statistical analysis, and medical and regulatory consulting based in Mountain View, USA. The merger with PRAI was accounted for as a pooling-of-interests transaction and accordingly, the historical financial information contained within this Form 20-F reflects the combined results of ICON and PRAI.

          The adjustment for pro forma income taxes is to normalize the tax charge in relation to PRAI. As PRAI was treated as an S-Corporation (with no corporate tax therefore charged to income) prior to the merger with ICON.

     (4) As explained in Note 17 to our Audited Consolidated Financial Statements, ICON adopted Statement of Financial Accounting Standards ("SFAS") No.142 effective June 1, 2001. Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. The following table provides a reconciliation of reported net income to adjusted net income and earnings per ordinary share excluding amortization expense for all periods presented:


                                                                      Year ended May 31,
                                                   1999           2000          2001           2002          2003
                                                                            (in thousands)
-------------------------------------------------------------------------------------------------------------------

Reported net income                              $8,053         $6,068       $10,978        $14,200       $18,283
Add back goodwill amortization                        -             38           210              -             -
-------------------------------------------------------------------------------------------------------------------

Adjusted net income                              $8,053         $6,106       $11,188        $14,200       $18,283
-------------------------------------------------------------------------------------------------------------------


                                                                               (in dollars)
Basic net income per ordinary share reported         $0.74          $0.55         $0.97          $1.22         $1.55
Add back goodwill amortization                        -              -            $0.02           -             -
-------------------------------------------------------------------------------------------------------------------

Adjusted basic net income per ordinary
share reported                                       $0.74          $0.55         $0.99          $1.22         $1.55
-------------------------------------------------------------------------------------------------------------------

                                                                                (in dollars)
Diluted net income per ordinary share reported       $0.68          $0.51         $0.92          $1.16         $1.50
Add back goodwill amortization                        -              -            $0.02           -             -
-------------------------------------------------------------------------------------------------------------------

Adjusted diluted net income per ordinary
share reported                                       $0.68          $0.51         $0.94          $1.16         $1.50
-------------------------------------------------------------------------------------------------------------------


Risk Factors

You should carefully consider the following factors and any other information in this document before deciding to purchase our American Depository Shares ("ADSs").


We are dependent on the continued outsourcing of research and development by the pharmaceutical and biotechnology industries. We are dependent upon the ability and willingness of the pharmaceutical and biotechnology companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical and biotechnology companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, they could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.


We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business. We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the fiscal year ended May 31, 2003, 51% of our net revenue was derived from our top five clients. In fiscal 2003, 21% of our net revenue was from Astra Zeneca, 11% from Sanofi and 10% from Pfizer. During the fiscal year ended May 31, 2002, 60% of our net revenue was derived from our top five clients. In fiscal 2002, 16% of our net revenue was from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb. During the fiscal year ended May 31, 2001, we derived 58% of our net revenue from our top five clients. In fiscal 2001, 19% of our net revenue was from Pfizer and 15% from GlaxoSmithKline. The loss of, or a significant decrease in business from, one or more of these clients could have a material adverse effect on our business.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including:

     o the failure of products being tested to satisfy safety or efficacy requirements;

     o    unexpected or undesired clinical results of the product;

     o    a decision that a particular study is no longer necessary;

     o    insufficient patient enrollment or investigator recruitment; or

     o    production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.


We compete against many companies and research institutions that may be larger or more efficient than we are. This may preclude us from being given the opportunity to bid, or may prevent us from being able to competitively bid on and win new contracts.

The market for CROs is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corp., Kendle International Inc., Ingenix Inc. (United Health), Omnicare Inc., PRA Inc., MDS Inc., Inveresk Research Group, Inc. and Pharmaceutical Product Development, Inc. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us.



Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.


Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and termination of projects in the quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number of employees and the percentage of these employees who were working on projects and billed to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.



Approximately 80% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects. Approximately 80% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and therefore will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, for example if we underprice these contracts, if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.



If we fail to attract or retain qualified staff, our performance may suffer.
Our business, future success and ability to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical and biotechnology companies. Although we have not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.



Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business. The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

     o    the termination of any research;

     o    the disqualification of data;

     o    the denial of the right to conduct business;

     o    criminal penalties; and

     o    other enforcement actions.



Our exposure to exchange rate fluctuations could adversely affect our results of operations.

We derived approximately 29.7% of our consolidated net revenue in 2003 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results.

In addition, our contracts with our clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. We regularly review our currency exchange exposure and hedge a portion of this exposure using forward exchange contracts. In fiscal 2003, we purchased $6.0 million of foreign exchange contracts to hedge against U.S. dollar net revenue arising in non-U.S. operations.



Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice actions against the investigators with whom we contract. To date, we have not been subject to any liability claims that are expected to have a material effect on us.

Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence.

In addition, we maintain approximately $20.0 million of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award.


Item 4. Information on the Company.


General
We are a Clinical Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. We specialize in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2003, we had approximately 2,300 employees and operations in 29 locations in 17 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in 55 countries. For the fiscal year ended May 31, 2003, we derived approximately 70.3%, 27.0% and 2.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

During the fiscal year ended May 31, 2003, we commenced operations in Montreal, Canada, Tampa, Florida, Raleigh, North Carolina and Moscow, Russia. We also merged two existing California based operations into one office in Redwood City, California.

On October 9, 2002, we acquired Barton & Polansky Associates, Inc. ("BPA") and its sister company, Managed Clinical Solutions, Inc ("MCS"), contract research organizations in New York.

On January 24, 2003, we acquired Medeval Group Limited, ("Medeval"), a UK based specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries.

On July 3, 2003, we entered into a creditline facility for a total of U.S.$60 million. This facility was entered into jointly with Bank of Ireland plc and Ulster Bank Ireland Ltd, and replaces both the existing Allied Irish Banks plc and the PNC facilities.

On August 6, 2003, we completed a secondary offering on the NASDAQ exchange raising approximately $44.3 million after the deduction of costs through the issuance of an additional 1.5 million shares at $32.25 per share.

On September 9, 2003 we completed the acquisition of Globomax LLC, a leading US drug development company which provides a range of development and consulting services to the pharmaceutical and biotechnology industries.




ICON plc's principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview
The CRO industry provides independent product development services for the pharmaceutical and biotechnology industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively to maximize the profit potential of patent-protected products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients, the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical and biotechnology companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs who are invited to bid for projects. We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.



Trends Affecting the CRO Industry
CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2002 was in excess of $10 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.



Increasing Drug Development Activity.
Recent improvements in drug discovery and screening technology, biotechnology and disease pathology have reduced the time to develop new drug candidates. These improvements, combined with the threat of patent expirations on existing drugs, have led drug developers to increase the rate at which they are creating new drug candidates for clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery. In addition, as many biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.



Pressure to Accelerate Time to Markets; Globalization of the Marketplace. Reducing product development time maximizes the client's potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global operations and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy.








Cost Containment Pressures.
Over the last several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with greater focus and at a lower cost than the client could perform internally.



Increasing Number of Large Long-Term Post-Marketing Studies.
We believe that to establish competitive claims and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, and manage this complex process throughout its duration.



Increasing Regulatory Demands.
We believe that regulatory agencies are becoming more demanding with regard to the data required to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials and the size of regulatory submissions are driving the demand for services provided by CROs.



Company Operating Procedures
We have developed a unique operating model for clinical trial projects based on a "dedicated team approach" in which a team of full time professionals, operating out of centralized offices, is assigned exclusively to each project. This contrasts with the approach of many competitors whose staff typically work on multiple projects at once, sometimes operating from non-office bases in remote locations and some of whom may be part-time. We believe that this operating model offers the following advantages:

     o each client's project receives undivided attention and is executed efficiently as team members do not have conflicting demands;

     o the absence of conflicting demands on the project team also ensures a high quality service;

     o the dedicated team approach allows us to develop strong relationships with our clients and to be more responsive to our clients' needs;

     o focused project teams facilitate efficient supervision of the project, enhance productivity and improve cost control; and

     o less administration is required to co-ordinate assignments, leading to a more streamlined corporate management structure.

We believe our dedicated team approach has led to repeat business and an expanding client base.


Strategy
We believe that our operating model based on dedicated teams differentiates us from our competition in the CRO industry and enables us to deliver high quality services to our clients. Our strategy is to continue to grow by applying this model to penetrate further our existing client base and add new clients. We intend to implement our strategy by continuing to deliver high quality services, by increasing our geographic presence and by expanding the scale and range of our services. We intend to supplement our internal growth with strategic acquisitions.

Continue to Deliver High Quality Services and Customer Satisfaction. We believe that our dedicated team approach allows us to provide high quality, timely and cost effective services that are designed to be highly responsive to our clients' needs. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients. In the fiscal year ended May 31, 2003, approximately 95% of our net revenue was derived from second or subsequent projects with clients. The remaining 5% of the net revenue was derived from 89 initial projects with new clients.

Expand Geographic Presence. We believe that the capability to provide our services on a global basis in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical and biotechnology companies. We have expanded geographically through the establishment of 29 offices in 17 countries and intend to continue expanding into regions that have the potential to increase our client base or increase our investigator and patient populations.

Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients.


Services
Consistent high quality performance is what ICON has come to stand for with our Clients and a large part of our continued success is due to the high quality standards we have set and delivered on projects to date. The achievement of these quality goals is made possible by the implementation and maintenance of an effective quality management system, which not only ensures that our business and quality objectives are achieved, but which is sufficiently dynamic to rapidly respond to changes in the clinical research and regulatory environments. The quality management system at ICON is based on the requirements of ISO 9000 international standards and includes over 700 standard operating procedures
(SOPs), which are implemented on a global basis. In addition, our independent quality assurance division has the responsibility for assuring that processes conform to pre-determined quality, ethical and regulatory standards.

One of the driving forces behind ICON's quality performance is management commitment to ISO 9000. In 1994, ICON became the first multinational CRO to become ISO 9002 registered and remains the only CRO to have ISO registration across all offices and operational functions. To maintain continuing registration it is necessary to successfully undergo several quality systems surveillance audits each year.

In keeping with this commitment, following ten successful global audits in 2003, ICON transitioned to the new ISO 9001: 2000 standard. This standard integrates the business process with the principles of Total Quality Management. Achieving registration was a 12 month project which included the implementation of new and the updating of existing procedures and is evidence of the dedication to quality and continuous improvement that is in place throughout the organization.

Also in 2003, the Dublin laboratory became CAP (College of American Pathology) certified which added to our existing US certification and both ICON laboratories achieved ISO 17025 accreditation. This ISO standard is a specific standard for Calibration and Testing Laboratories, which in addition to the ISO quality system requirements, includes the principles of Good Laboratory Practice.

Our recently acquired Phase I facility holds GLP and UKAS certifications for its bioanalytical and clinical pathology laboratories and plans to adopt ISO in the coming year.

Organizational Structure




Name                                                Country of incorporation          Group ownership

ICON Clinical Research (UK) Limited                 United Kingdom                    100%

ICON Clinical Research Inc.                         USA                               100%

ICON Clinical Research Limited                      Republic of Ireland               100%

ICON Japan K.K.                                     Japan                             100%

ICON Clinical Research GmbH                         Germany                           100%

ICON Clinical Research Pty Limited                  Australia                         100%

ICON Clinical Research S.A.                         Argentina                         100%

ICON Clinical Research SARL                         France                            100%

ICON Clinical Research Pte                          Singapore                         100%

ICON Clinical Research Israel Limited               Israel                            100%

Medeval Group Limited                               UK                                100%

ICON Laboratories, Inc.                             USA                               100%

Managed Clinical Solutions, Inc.                    USA                               100%

ICON Clinical Research (Canada) Inc.                Canada                            100%


All shareholdings comprise ordinary shares.

All subsidiary undertakings are involved in the provision of contract research services to the pharmaceutical and biotechnology industries.

The range of clinical research services we provide facilitates the collection, analysis and reporting of clinical trials data, which will ultimately become part of a client's drug registration submission. The range of services is outlined below:

Study Protocol Preparation

This study protocol is the critical document provided to the investigator which defines the study and details the procedures which must be followed for the proper conduct of the trial. ICON has extensive experience in preparing study protocols in a broad range of therapeutic areas.

Case Report Form ("CRF") Preparation

The CRF is a study specific document in which the investigator records all relevant information on a trial patient in accordance with the requirements of the protocol. ICON has the capability of producing CRFs for a wide variety of therapeutic indications and in all required languages.

Clinical Trial Approvals

Prior to start-up, all clinical trials must be approved by the relevant government agencies, by institutional review boards and ethics committees and by certain other bodies in accordance with local requirements. ICON has extensive experience in obtaining such approvals on a multinational basis.

Investigator Recruitment

The success of a clinical trial is dependent upon finding experienced investigators who are capable of performing clinical trials in accordance with the highest ethical and scientific standards. We have a database of several thousand such investigators who are experienced in numerous therapeutic areas and who have successfully completed many clinical trials for us.

Laboratory Services

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. Our central laboratory operation provides:

o    A broad range of sample analyses.

o An efficient logistics system to ensure rapid receipt of samples from the investigator.

o    State of the art analytical technology.

o    Electronic transmission of test results to the investigator.

Study Monitoring and Data Collection

As patients in a clinical trial are examined and tests are conducted in accordance with the study protocol, patient data is recorded on CRFs and laboratory reports. In order to ensure accurate results, we provide:

o Specially trained monitors who visit sites regularly to ensure that the CRFs are completed correctly and that all data specified in the protocol are collected.

o Personnel who review CRFs for consistency and accuracy before the data is entered into an electronic database.

o Study monitoring and data collection services which comply with the FDA's good clinical practice guidelines and other relevant regulatory requirements.

Patient Safety Monitoring

In a clinical trial, patient safety is paramount. We have teams of trained physicians and paramedical staff who review any serious adverse events which may occur during a trial and prepare detailed reports of these events on a timely basis for the pharmaceutical company and regulatory bodies as required.

Clinical Data Management

As the study progresses, the data from the CRFs is entered into databases that are designed in accordance with the specifications of the project and the particular needs of the client. We provide:

o Personnel who screen the data to detect errors, omissions or other deficiencies prior to data entry.

o Study specific computer programs which are written in order to validate the data.

o The creation of a final database that is electronically transferred to a biostatistical group for subsequent analysis.

Biostatistical Services

Our biostatistical group primarily provides detailed analyses of data generated from clinical trials. In addition to providing this in-house statistical support, our biostatisticians assist clients with all phases of drug development through biostatistical consulting, database design, data analysis and statistical reporting.

Medical Reporting

The results of the statistical analysis of the data collected during the trial, together with other clinical data are included in a final clinical trial report, which may then become part of the drug registration submission. ICON's medical reporting team prepare this report and may assist in the presentation of the data in different formats, including for journal publication or for presentation to international symposia.

Animal Health

The Animal Health division of ICON has broad capabilities in clinical research for the development of drugs, vaccines, and devices for the global animal health industry. The combination of expertise and geographical reach puts ICON in the top tier of animal CROs globally. This group has been dedicated to animal health clinical research for over 10 years and has experience in all target species and all major pharmacological classes. Capabilities include: Complete clinical project management, contract monitoring, data management, statistical analysis, quality assurance services, final study reports, development consulting and post-marketing survey management.

Regulatory Consultancy

Medicinal products are subject to strict regulatory requirements throughout their development, testing and marketing. Authorization by drug regulatory authorities is necessary prior to any product being marketed. The regulatory processes and requirements are lengthy and complex. ICON's regulatory consultancy division provides consultancy on global regulatory requirements during development, advises on suitability of client's documentation for regulatory approvals, prepares and submits applications for regulatory approvals and provides post licensing regulatory support services.

Information Systems

Our information technology strategy is to build our systems around open standards and leading commercial hardware and software. All critical business systems are formally validated following a documented approach in accordance with the latest FDA regulations.

Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility includes linking directly to client systems if this is required or for a client to have access to designated ICON systems. Frequently, we have established wide area network, or WAN, links to the client's data systems, have trained our staff in those systems and have delivered data on-line to the client's database. We also provide secure remote access to our systems for clients to review their study information.

We have internally developed a suite of proprietary software applications that assists in the management of our activities, including a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes and an investigator grants management application which utilizes this tracking data to trigger payments when they become due to investigators. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, and patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or WAP enabled device.

In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system, a kit/sample management system and a web interface system to allow clients to review results online.

We have implemented externally developed critical business systems that are highly integrated into our business processes. These include systems to manage, validate and analyze clinical data, systems to record, track and report safety issues, systems to manage regulatory submissions, systems to control documents and to review and record training and systems to record activity and manage resources.

Our IT systems are operated from hubs in Philadelphia and Dublin. Other offices are linked to these hubs through dedicated lines, frame relay networks or virtual private networks, or VPNs. Travelling staff can also access all systems via VPN facilities. A global corporate portal provides access to all authorized data and applications for our staff.



Sales and Marketing
Our sales and marketing strategy is to focus our business development efforts on pharmaceutical and biotechnology companies whose development projects are advancing and to develop close relationships with such companies. By maintaining such relationships with our clients, we gain repeat business and achieve lateral penetration into other therapeutic divisions where applicable.

While our sales and marketing activities are carried out locally by executives in each of our major locations, the sales and marketing process is coordinated centrally. In addition, all of our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.



Clients
In 2003 revenue was earned from over 280 clients, including 19 of the top 20 pharmaceutical companies as ranked by 2002 revenues. We believe that our operating model positions us well to increase the penetration of our existing client base and to add new clients.

ICON has expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and has expanded through acquisition to offer a broader range of services. In the fiscal year ended May 31, 2003, 70.3% of our net revenue was generated in the United States, 27.0% in Europe and 2.7% in Rest of World.

ICON has in the past and may in the future derive a significant portion of its net revenue from a relatively limited number of major projects or clients. In fiscal 2001, we received 19% of our net revenue from Pfizer and 15% from Glaxo Wellcome, respectively. During the fiscal year ended May 31, 2002, we received 16% of our net revenue from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb. In fiscal 2003, we received 21% of our net revenue from Astra Zeneca, 11% from Sanofi and 10% from Pfizer. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from, one or more of these key clients could result in a material adverse effect.



Contractual Arrangements
We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical and biotechnology companies.

Most of our revenues are earned from contracts which are fixed price, based on certain activity and performance specifications. Consequently, although we typically bear the cost of overruns, with certain exceptions, we benefit if our costs are lower than anticipated. Payment terms usually provide either for payments based on the achievement of certain identified milestones or activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, we deal with these by a change order, often resulting in additional revenue to us. We also contract on a "fee-for-service," "days worked" or "time and materials" basis but this accounts for approximately 20% of revenues.

Contract terms may range from one year to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, to a lesser extent, on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators for patients enrolled in trials, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

Most of our contracts are terminable immediately by the client with cause in certain circumstances and on 30-60 days notice without cause. In the event of termination, we are entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Some of our contracts provide for an early termination fee. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment.



Backlog
ICON's backlog consists of potential net revenue yet to be earned from projects awarded by clients. Due to their varied durations, we believe that the most meaningful measure of backlog is the amount that we estimate will be earned from such projects in the following twelve months.

At May 31, 2003, we estimate that we had backlog to be earned in the following twelve months of $221 million, compared with approximately $144 million at May 31, 2002. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition
The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corp., Kendle International Inc., Ingenix Inc. (United Health), Omnicare, Inc., PRA Inc., MDS Inc, Inveresk Research Group, Inc. and Pharmaceutical Product Development, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.



Government Regulation


Regulation of Clinical Trials
The clinical investigation of new drugs is highly regulated by government agencies. The standard for the conduct of clinical research and development studies is good clinical practice, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects. While good clinical practice has not been formally adopted by the FDA or, with certain exceptions, by similar regulatory authorities in other countries, some provisions of good clinical practice have been included in regulations adopted by the FDA. Furthermore, in practice, the FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with good clinical practice.

Regulatory authorities, including the FDA, have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation by the applicable regulatory authority. We believe that many pharmaceutical companies do not have the resources to comply with all of these regulations and standards and that this has contributed and will continue to contribute to the growth of third-party service providers.

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include obtaining patient informed consents, verifying qualifications of investigators, reporting patients' adverse reactions to drugs and maintaining thorough and accurate records. We must maintain source documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines Control Agency in the United Kingdom and the Bundesinstitut fur Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the Committee for Proprietary Medicinal Products of the European Union, and its successor, the European Medicines Evaluation Agency, which is based in London, England.

We must also retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If such audits document that we have failed to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulation and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research or the disqualification of data, any of which could also result in a material adverse effect.

New Drug Development - An Overview

Before a new drug may be marketed, the drug must undergo extensive testing and regulatory review in order to determine that the drug is safe and effective. The following discussion primarily relates to the FDA approval process. Similar procedures must be followed for clinical trials in other countries. The stages of this development process are as follows:

     Preclinical Research (1 to 3.5 years). "In vitro" (test tube) and animal studies are conducted to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an Investigational New Drug Application, or IND, upon which the FDA may grant permission to begin human trials.

     Clinical Trials (3.5 to 6 years)

          Phase I (6 months to 1 year). Basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, includes studies to determine how the drug works, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body.

          Phase II (1 to 2 years). Basic efficacy (effectiveness) and dose-range testing in 100 to 200 patients to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

          Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics). These studies can be placebo-controlled trials, in which the new drug is compared with a "sugar pill", or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

     TIND (May span late Phase II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the manufacturer to make the new drug available to a larger number of patients through the regulated mechanism of a Treatment Investigational New Drug, or TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

     NDA Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large submission, the New Drug Application, or NDA, which today comprises, on average, roughly 100,000 pages.

     FDA Review & Approval (1 to 1.5 years). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

     Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the manufacturer to collect and periodically report to the FDA additional safety and efficacy data on the drug for as long as the manufacturer markets the drug (post-marketing surveillance). If the drug is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life.



Potential Liability and Insurance
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. Such testing creates a risk of liability for personal injury to or death of the patients resulting from adverse reactions to the drugs administered. In addition, although we do not believe we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be subject to claims and expenses arising from any professional malpractice of the investigators with whom we contract. We also could be held liable for errors or omissions in connection with the services we perform.



We believe that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards and the need to obtain each patient's informed consent. The FDA requires each human clinical trial to be reviewed and approved by the institutional review board at each study site. An institutional review board is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. After the trial begins, the institutional review board monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

We further attempt to reduce our risks through contractual indemnification provisions with clients and through insurance maintained by clients, investigators and us. However, the contractual indemnifications generally do not protect us against certain of our own actions such as negligence, the terms and scope of such indemnification vary from client to client and from trial to trial, and the financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnity may not be sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. We maintain worldwide professional liability insurance. We believe that our insurance coverage is adequate. There can be no assurance, however, that we will be able to maintain such insurance coverage on terms acceptable to us, if at all. We could be materially adversely affected if we were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations.



Description of Property
We lease all but one of our facilities under operating leases.

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 42,000 square feet on approximately two acres which includes an extension completed in August 1999. We have also leased an additional office facility of approximately 25,000 square feet in the same business park.

We also maintain U.S. offices in Chicago, Philadelphia, Nashville, Irvine, San Francisco, Houston, Wilmington, Raleigh, Tampa and two offices in New York. Our European subsidiaries maintain offices in Southampton, Frankfurt, Paris, Moscow, Amsterdam, Marlow, Manchester, Tel Aviv, Stockholm and Riga. Our Rest of World offices are located in Tokyo, Japan, Singapore, Sydney, Australia, Bangalore, India, Buenos Aires, Argentina, Johannesburg, South Africa and Montreal, Canada.


Item 5. Operating and Financial Review and Prospects.
The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.



Overview
ICON plc is a contract research organization, providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. We specialize in the management, execution and analysis of complex multi-national clinical trials. Headquartered in Dublin, Ireland, we began operations in 1990 and, to date, have expanded our business through internal growth and strategic bolt-on acquisitions. As of May 31, 2003, we had approximately 2,300 employees and operations in 29 locations in 17 countries, including the United States and major markets in Europe and Rest of World. In fiscal 2003, 70.3%, 27.0% and 2.7% of our net revenue was derived in the United States, Europe and Rest of World, respectively. See Note 16 to the Consolidated Financial Statements.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. Due to their varied durations, we believe that the most meaningful measure of backlog is the amount that we estimate will be earned from such projects in the following twelve months. At May 31, 2003, we estimate that we had backlog to be earned in the following twelve months of $221 million, compared with approximately $144 million at May 31, 2002. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

ICON, although domiciled in Ireland, reports its results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have eleven operations trading in U.S. dollars, four trading in Euro, three in pounds Sterling, and one each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble and Canadian dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges. The introduction of the Euro on January 1, 1999, also reduced the exposures of ICON as four of its offices, and many of the countries where it is carrying out projects are within the Euro zone.

We have received capital and revenue grants from Forbairt, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to May 31, 2003, we have received $1,475,375 and $1,796,824 under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.



As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. ICON's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.



Operating Results
The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                   2001           2002          2003           2001          2002
                                                                                            to 2002       to 2003
                                                       Percentage of Net Revenue            Percentage Increase/
                                                                                                    (Decrease)
Net revenue                                         100.0%         100.0%        100.0%          34.8%         44.2%
Costs and expenses:
Direct costs                                         54.9%          53.3%         54.2%          30.7%         46.8%
Selling, general and administrative                  31.3%          31.3%         31.5%          34.8%         45.3%
Depreciation and amortization                         4.3%           3.8%          3.3%          21.0%         21.3%
Income from operations                                9.5%          11.6%         11.0%          64.4%         36.9%


Fiscal Year Ended May 31, 2003 Compared to Fiscal Year Ended May 31, 2002
Net revenue increased by $69.1 million, or 44.2%, from $156.6 million to $225.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS and Medeval) amounted to $18.1 million for the fiscal year ended May 31, 2003. Including the impact of acquisitions, revenues in the United States and Europe/Rest of World grew by 47.6% and 36.7%, respectively. In the twelve months to May 31, 2003, net revenue from our central laboratory business grew by 1.1% from $25.9 million to $26.2 million while our clinical research segment grew by 52.7% from $130.7 million to $199.6 million over the comparable period. The growth in net revenue in our clinical research segment and central laboratory is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical and Biotechnology industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $39.0 million, or 46.8%, from $83.4 million to $122.4 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $11.1 million. Direct costs as a percentage of net revenue increased from 53.3% in the twelve months to May 31, 2002 to 54.2% in the fiscal 2003 and increased to 53.5% when the effects of acquisitions have been excluded.

Selling, general and administrative expenses increased by $22.2 million, or 45.3%, from $48.9 million to $71.1 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $5.4 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 31.3% in the twelve months to May 31, 2002 to 31.5% for the fiscal year ended May 31, 2003 or 31.7% when the effects of acquisitions have been excluded.

Depreciation and amortization expense increased by $1.3 million, or 21.3%, from $6.0 million to $7.3 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisitions of $0.2 million. As a percentage of net revenue, depreciation and amortization decreased from 3.8% of net revenues in the twelve months to May 31, 2002 to 3.3% for the fiscal year ended May 31, 2003 or 3.4% when the effects of acquisitions have been excluded.

Income from operations increased by $6.7 million, or 36.9%, from $18.2 million to $24.9 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA, MCS and Medeval. As a percentage of net revenue, income from operations decreased from 11.6% for the twelve months to May 31, 2002 to 11.0% of net revenues for the fiscal year ended May 31, 2003, and decreased to 11.4% when the effect of acquisitions have been excluded. For the fiscal year 2003, income from operations, as a percentage of net revenue for the central laboratory fell to 0.4% from 14.1% in fiscal 2002, due principally to a higher than normal level of project cancellations in the first quarter of fiscal 2003. Operating margins for our clinical research segment increased from 11.1% in the twelve months to May 31, 2002, to 12.4% for the fiscal year ended May 31, 2003 due principally to improved staff utilization.

Net interest income for the year ended May 31, 2003, was $0.4 million, a decrease of $0.8 million on the equivalent period last year due primarily to reduced cash on deposit and lower interest rates during the current fiscal year as cash was used to fund expansion and acquisition.

ICON's effective tax rate for the year ended May 31, 2003, was 27.7% compared with 26.5% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

Fiscal Year Ended May 31, 2002 Compared to Fiscal Year Ended May 31, 2001

Net revenue increased by $40.4 million, or 34.8%, from $116.2 million to $156.6 million. This increase arose through a combination of increased business from existing clients and business won from new clients. Of the total increase, revenues in the United States and Europe/Rest of World grew by 31.3% and 43.2%, respectively.

Direct costs increased by $19.6 million, or 30.7%, from $63.8 million to $83.4 million, primarily due to increased staff numbers needed to support increased project related activity. Direct costs as a percentage of net revenue decreased from 54.9% in the twelve months to May 31, 2001 to 53.3% in the equivalent period in fiscal 2002 due to increased recovery of our staff on project-related activity.

Selling, general and administrative expenses increased by $12.6 million, or 34.8%, from $36.3 million to $48.9 million. The increase in costs is due to the continued expansion of ICON's operations. As a percentage of net revenue, selling, general and administrative expenses remained at 31.3% in fiscal 2002, the same level as fiscal 2001.

Depreciation and amortization expense increased by $1.0 million, or 21.0%, from $5.0 million to $6.0 million. Excluding goodwill amortization of $0.2 million in fiscal 2001 (in order to be comparative to fiscal 2002 which reflects the adoption of SFAS No.142), the increase in fiscal 2002 over fiscal 2001 was $1.2 million or 26.5%. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization expenses decreased from 4.3% in the twelve months to May 31, 2001 to 3.8% in the equivalent period in fiscal 2002. Excluding goodwill amortization in 2001, depreciation and amortization represented 4.1% of net revenues.

Income from operations increased by $7.1 million, or 64.4%, from $11.1 million to $18.2 million. As a percentage of net revenue, income from operations increased from 9.5% for the year ended May 31, 2001 to 11.6% of net revenues for fiscal 2002.

Net interest income for the year ended May 31, 2002, was $1.1 million a decrease of $1.4 million on the equivalent period last year due primarily to reduced cash on deposit and lower interest rates during the current fiscal year. Net cash invested decreased from $35.9 million at May 31, 2001 to $18.6 million at the end of May 2002.

ICON's effective tax rate for the year ended May 31, 2002, was 26.5% compared with 19.2% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources
The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flow from operations and the $49.1 million of net proceeds received from our initial public offering in 1998. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the three fiscal years ended May 31, 2001, 2002 and 2003, amounted to $68.6 million, $88.2 million, and $135.2 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

As of May 31, 2003, our working capital was $53.8 million, compared to $72.9 million at May 31, 2002. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 64 days at May 31, 2003, 67 days at May 31, 2002 and 93 days at May 31, 2001. The decrease from May 31, 2002 to May 31, 2003, was due primarily to increased cash collections, as a result of a more stringent application of our trading terms with respect to our accounts receivable.

Net cash provided by operating activities was $21.5 million in the year ended May 31, 2003, compared with $17.3 million in fiscal 2002 and net cash used of $1.6 million in the fiscal year ended May 31, 2001. The increase in cash provided in fiscal 2003 was due primarily to improved cash collections.

Net cash used in investing activities was $35.3 million in the year ended May 31, 2003, compared to net cash provided by investing activities of $4.8 million in the year ended May 31, 2002 and net cash used in investing activities of $22.6 million in the year ended May 31, 2001. This increase in net cash used is due principally to acquisition activity in the current fiscal year.

Net cash used in financing activities was $4.6 million in the year ended May 31, 2003, compared with net cash provided by financing activities of $2.7 million in fiscal 2002 and net cash provided by financing activities of $9.6 million in the fiscal year ended May 31, 2001. This was due principally to repayment of bank facilities in the current fiscal year.

As a result of these cash flows, cash and cash equivalents decreased by $18.0 million in the year ended May 31, 2003, compared to a net increase of $25.1 million in the year ended May 31, 2002 and a net decrease of $15.4 million in the year ended May 31, 2001.

On November 17, 1998, the Company entered into an overdraft facility, (the A.I.B. facility) for E2.5million (U.S.$2.9 million) with Allied Irish Banks plc, ("A.I.B"). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime rate. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expired on June 30, 2003 and we expect it will be renewed. As of May 31, 2003, the full amount of this facility was available to be drawn down (see recent developments section).

On July 29, 2002, we entered into an additional A.I.B. facility for sterling (pound)50,000 (U.S.$81,746). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expired on June 30, 2003 and we expect it will be renewed. As of May 31, 2003, Sterling (pound)8,816 (U.S.$14,413) of this facility was available to be drawn down.

The Company's U.S. subsidiary ICON Clinical Research, Inc.(the "borrower") has a $12 million secured line of credit (the "PNC facility") with PNC Bank N.A ("PNC"). Borrowings under the PNC Facility must be the lesser of (a) U.S.$12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivable less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate plus one quarter percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the borrower. As of May 31, 2003, U.S.$5.1 million of this facility was available to be drawn down. This facility was terminated on July 3, 2003 (see recent developments section).

We entered into an overdraft agreement with A.I.B., whereby the company guarantees any overdrafts of the subsidiaries ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd. up to an amount E120,000 (U.S.$141,396) and U.S.$250,000 (ILS 1,100,013), respectively. As of May 31, 2003, the full German facility and Israeli facility were available to be drawn down.

On October 9, 2002, we completed the acquisitions of Barton & Polansky Associates, Inc. and its sister company, Managed Clinical Solutions, Inc., contract research organizations in New York, for an initial cash consideration of $15.7 million and further earn-out payments on December 20, 2002 and April 15, 2003 of $3.7 million and $0.3 million respectively.

On January 24, 2003, we completed the acquisition of Medeval Group Limited, a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries, for an initial cash consideration of sterling (pound)9.5 million (U.S.$15.5 million).



Contractual obligations table
The following table represents the contractual obligations and commercial commitments of ICON plc as of May 31, 2003:


Contractual obligations and commercial commitments                Payments due by period
                                                        Total         Less than                1 to 5     After 5
                                                                              1 year       years            years
                                                                              (U.S.$ in millions)
Finance leases                                             $0.5              $0.2             $0.3             $-
Operating leases                                          129.1              17.0             53.8             58.3
Credit facility                                             7.0               7.0              -                -
Earn out payments committed for contingent
consideration (1)                                           8.9               2.0              6.9              -
-------------------------------------------------------------------------------------------------------------------
                                                         $145.5             $26.2            $61.0            $58.3
-------------------------------------------------------------------------------------------------------------------


(1) This cash is payable under earn out clauses included in acquisitions undertaken in fiscal 2003. At May 31, 2003, there are no outstanding earn out commitments from prior year acquisitions. Of the $8.9 million, $2 million of the earn out targets have been reached at May 31, 2003 and has been recorded in other liabilities.

We expect to spend approximately $15 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to ICON.



Critical Accounting Policies
The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.


We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a discussion of the accounting policies used by us, which we believe are critical in that they require estimates and judgments by management.


Revenue Recognition
Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business or market conditions.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned cost or satisfy our obligations under the contracts, then future results may be significantly and negatively affected.



Goodwill
The principal judgements and uncertainties affecting our accounting for goodwill relate to carrying values. The carrying values of purchased goodwill are assessed annually, using discounted cash flows and net realisable values. The estimates and judgements used to assess carrying values include those relating to commercial risk, revenue and cost projections, our intention with respect to the acquired goodwill, the impact of competition, the impact of any reorganisation or change of our business focus, the level of third party interest in our operations and market conditions.

If the carrying value of goodwill exceeds the recoverable amount, the carrying value of goodwill would be written down to the recoverable amount. If we were to use different estimates or judgements, particularly with respect to expected revenue and cost projections or the impact of any reorganisation or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgements in assessing the carrying value of our goodwill.



Inflation
We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements
In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Adoption of this standard on June 1, 2002 did not have a material impact on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). We adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No. 144 did not have a material impact on our results of operations and financial position.

In November 2001, the Emerging Issues Task Force, or EITF, released EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Our reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. We do not earn a profit on these costs. We have always included such reimbursed costs within our measure of gross revenues and adoption of EITF Issue 01-14 had no effect on our reported results.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on our results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and was effective in our third quarter ending February 28, 2003. Adoption of SFAS No. 146 did not have a material impact on our results of operations and financial postion.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), this interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. Adoption of FIN 45 did not have a significant effect on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are generally effective for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are included in our financial statements. We have decided to continue to account for stock options in accordance with the provisions of APB No. 25.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which interprets Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. We did not create or obtain an interest in a VIE after January 31, 2003 and we do not expect the impact of fully adopting FIN 46 to have a significant impact on our financial statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, our foreign exchange contracts do not qualify for hedge accounting treatment. We do not expect the impact of adopting SFAS No. 149 to have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We do not expect the impact of adopting SFAS No. 150 to have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. We will adopt EITF Issue No. 00-21 on June 1, 2003 and do not expect this will have a significant impact on our financial statements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management
The following table and accompanying biographies set forth certain information concerning each of ICON plc officers, directors and other key employees as of May 31, 2003.


Name                               Age    Position
-------------------------------------------------------------------------------------------------------------------

Dr. John Climax(1)(2)              50     Chairman of the Board
Peter Gray(1)                      48     Chief Executive Officer, Director
Sean Leech(1)                      32     Chief Financial Officer & Company Secretary
Dr. Ronan Lambe(1)                 63     Director
Thomas Lynch(2)(3)                 46     Director
Edward Roberts(2)(3)               68     Director
Lee Jones(3)                       47     Director
Dr. Allan Morgan                   49     Chief Medical Officer
William Taaffe                     54     President & Chief Executive Officer of ICON Clinical Research - U.S.
Dr. Markus Weissbach               47     President of ICON Clinical Research - Europe
Edward Caffrey                     49     President of ICON Laboratories
Dr. John Hubbard                   46     Chief Operating Officer, ICON Clinical Research - U.S.
Thomas Frey                        50     Chief Operating Officer, ICON Clinical Research - Europe
Josephine Coyle                    45     Vice President for Corporate Quality Assurance
-------------------------------------------------------------------------------------------------------------------


(1)  Executive Officer of the Company

(2)  Member of Compensation Committee

(3)  Member of Audit Committee

Dr. John Climax, one of the Company's co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 18 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982.

Peter Gray has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 12 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

Sean Leech has served as Chief Financial Officer of ICON and its subsidiaries since June 2001 and previously as Group Vice President of Finance from June 1999. Mr. Leech was Group Financial Controller of Jones Group plc, a shipping, manufacturing and fuel distribution company based in Ireland, from 1997 to 1999. Mr. Leech is an Associate member of the Chartered Institute of Management Accountants.

Dr. Ronan Lambe, one of the Company's co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 21 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

Thomas Lynch has served as an outside director of the Company since January 1996. Since May 1993, Mr. Lynch has held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer and Deputy Chairman. He is currently Senior Advisor to the Chairman of the Board of Elan Corporation plc. Mr. Lynch is a director of Nanogen, Inc. and Chairman of Amarin Corporation plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

Edward Roberts has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 38 years of experience in the pharmaceutical industry. He has been a partner in Global Health Care Partners since June 1998, and also serves as Chairman of Biopartners and Chairman of the Advisory Board of Merz & Co. GmbH.

Lee Jones has served as an outside director of the Company since June 1, 2001. Since March 2000, he has been Chairman and Chief Executive Officer of Americas Doctor, a pharmaceutical services company. Previously, he was Divisional Vice-President of Information Management and Technology in the Pharmaceutical Product Division of Abbott Laboratories. He has held various senior positions with Abbott Laboratories and the Upjohn Company.

Dr. Allan Morgan has served as Chief Medical Officer of the Company since December 1990. Dr. Morgan has 23 years of experience in the pharmaceutical industry and received his medical degree from the Welsh National School of Medicine in 1978.

William Taaffe has served as President of ICON Clinical Research - U.S. since November 1993 and now also holds the title of Chief Executive Officer of ICON Clinical Research - U.S. Mr. Taaffe has over 27 years of experience in the contract research and the pharmaceutical industries in Ireland, Canada and the United States. Mr. Taaffe received his bachelor of science degree in 1970 from the University College Dublin.

Dr. Markus Weissbach served as President of ICON Clinical Research GmbH from 1996 to 1999 and currently holds the position of President of ICON Clinical Research Europe. Dr. Weissbach was the head of the Cardiovascular department of Takeda Euro R&D center from January 1994 to December 1996 and the Associate Director of Clinical Cardiology/Nephrology at BASF Pharmaceuticals from January 1990 to January 1994. Dr. Weissbach received his degree in medicine from the University of Freiburg in 1982.

Edward Caffrey has served as President of ICON Laboratories since June 2000. Mr. Caffrey has over 21 years experience in the contract research industry. From January 1998 until joining ICON, Mr. Caffrey was Senior Vice President of Clinical Operations at Covance North America; he also served as a Managing Director at Covance from January 1990 to January 1998. Mr. Caffrey is a fellow of the Institute of Biomedical Sciences in London and holds an MSc from Dublin City University.

Dr. John W. Hubbard has served as Chief Operating Officer of ICON Clinical Research - U.S. since October 1999. Dr. Hubbard has more than 18 years of experience in pharmaceutical research and development. From July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, a division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a Ph.D. in Cardiovascular Physiology from the University of Tennessee and a B.S. in Psychology/Biology from the University of Santa Clara.

Dr. Thomas Frey has served as Chief Operating Officer for ICON Clinical Research
- Europe since June 2001 and has also served as Vice President of ICON Clinical Operations Europe from January 2000 to May 2001. Dr. Frey has 15 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Marion Roussel. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of director of Quality Assurance.



Board of Directors
ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2004, it is anticipated that two directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
We established a compensation committee and an audit committee in 1998, both of which are committees of the Board of Directors and are composed mainly of non-executive directors of ICON plc.



Compensation committee
The compensation committee comprises Dr. John Climax, Thomas Lynch (Chairman) and Edward Roberts. It deals with all aspects of senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to ICON.

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON's objectives.



Audit committee
The audit committee comprises Edward Roberts (Chairman), Thomas Lynch and Lee Jones. It reviews the annual report, the quarterly earnings releases, the effectiveness of the system of internal controls, reviews the compliance with our ethical code and legal requirements and approves the appointment and removal of the external auditors. It also addresses all issues raised and recommendations made by the external auditors.

The aggregate compensation paid by ICON to all persons who served in the capacity of director or officer in fiscal 2003 (7 persons) was approximately $2.4 million, but does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses). As of May 31, 2003, options granted to directors and executive officers of ICON to purchase an aggregate of 127,000 of our ordinary shares were outstanding. The options are exercisable at prices of $5.45 and $29.00 and expire between April 26, 2004 and January 21, 2011.

In addition, our officers are eligible to participate in ICON's Incentive Share Option Scheme. See Note 9 to the Consolidated Financial Statements.



Employees
We employed 2,280, 1,637 and 1,262 people for the years ending May 31, 2003, 2002 and 2001, respectively. Our employees are not unionized and we believe that our relations with our employees are good.



Share Ownership
The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of July 25, 2003 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group   No. of Shares (1)          Options
--------------------------------------------------------------------------------

Dr. Ronan Lambe                              2,408,120            4,500
Dr. John Climax (2)                          2,638,120           10,000
Mr. Peter Gray                                  14,220           64,000
Mr. Sean Leech                                       -           25,000
Mr. Thomas Lynch (3)                            50,001           11,000
Mr. Edward Roberts                               4,001            7,000
Mr. Lee Jones                                        -            5,500
--------------------------------------------------------------------------------

     (1) As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

     (2) Includes 1,115,000 ADSs held by Wineberry Limited, a Jersey company controlled by Dr. Climax.

     (3)  Includes 10,000 ordinary shares not beneficially held by Mr. Lynch.



Employee Share Option Schemes
On January 17, 2003, we adopted the Share Option Plan 2003, or the 2003 Plan, pursuant to which the Compensation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, described in Section 422 of the Code or an employee stock option, or NSO, not described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

No options can be granted after January 17, 2013.



Executive officers remuneration
For the year ended May 31, 2003, the total remuneration paid to our directors and executive officers including salary, bonus, pension and benefits-in-kind (2002: $1,463,274), was as follows:

                                                            U.S.$
--------------------------------------------------------------------------------

Dr. John Climax (1)                                       924,449
Dr. Ronan Lambe (1)                                       531,637
Mr. Peter Gray (1)                                        619,534
Mr. Sean Leech (1)                                        286,674
Mr. Lee Jones                                              25,000
Mr. Edward Roberts                                         25,000
Mr. Thomas Lynch                                           25,000
--------------------------------------------------------------------------------

Total                                                  $2,437,294

     (1) These amounts include bonuses for the period ended May 31, 2002 and May 31, 2003.




Item 7. Major Shareholders and Related Party Transactions.


     (a) ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

     (b) The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADS's) as of July 25, 2003 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.


Name of Owner or Identity of Group                   No. of Shares (1)           Percent of Class
--------------------------------------------------------------------------------------------------

Dr. John Climax (2)                                          2,648,120                      22.4%
Dr. Ronan Lambe                                              2,412,620                      20.4%
Fidelity Group Companies, Inc. (3)                           1,092,171                       9.2%
All officers and executive officers as a group (4)           5,241,462                      44.3%


     (1) As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

     (2) Includes 1,115,000 ADSs held by Wineberry Limited, a Jersey company controlled by Dr. Climax.

     (3) Neither the Company nor any of its officers, directors or affiliates hold any voting power in this entity.

     (4) Includes 127,000 ordinary shares issuable upon the exercise of stock options granted by the Company.



Related Parties
On February 6, 1998, ICON entered into an Option Agreement with Rosa Investment Limited ("Rosa"). Rosa's sole activity is to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which is to hold Mr. Gray's option to exercise 54,000 ordinary shares. At any time between April 26, 2000 and April 26, 2004, Rosa may sell Clear to ICON in exchange for 54,000 ordinary shares, provided that Clear still holds Mr. Gray's option and cash equal to the exercise price of Mr. Gray's option. Such sale to ICON would be the economic equivalent of an exercise of stock options directly by Mr. Gray. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary.


Item 8. Financial Information.


Financial Statements
See item 18.



Legal Proceedings
ICON is not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.



Dividends
We have not paid cash dividends on our ordinary shares and do not intend to pay cash dividends on our ordinary shares in the foreseeable future.


Item 9. The Offer and the Listing.
ICON's ADSs are traded on the Nasdaq National Market under the symbol "ICLR". Our Depository for the ADSs is The Bank of New York. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of ICON are traded in any other market. The following table sets forth the trading price for the dates indicated for ICON plc ADSs as reported by Nasdaq.

Year Ending                     High Sales Price            Low Sales Price
                                   During Period              During Period
--------------------------------------------------------------------------------

May 31, 1998                              $25.68                     $23.56
May 31, 1999                              $36.75                     $10.00
May 31, 2000                              $29.00                     $11.87
May 31, 2001                              $29.75                     $15.00
May 31, 2002                              $39.58                     $22.93
May 31, 2003                              $32.87                     $14.88

Quarter Ending                    High Sales Price            Low Sales Price
                                     During Period              During Period
--------------------------------------------------------------------------------

August 31, 2000                             $18.75                     $15.38
November 30, 2000                           $20.13                     $15.00
February 28, 2001                           $29.75                     $15.38
May 31, 2001                                $27.55                     $18.38
August 31, 2001                             $39.58                     $26.74
November 30, 2001                           $35.69                     $22.93
February 28, 2002                           $32.79                     $25.13
May 31, 2002                                $34.49                     $23.87
August 31, 2002                             $30.50                     $14.88
November 30, 2002                           $26.00                     $18.99
February 28, 2003                           $32.87                     $22.35
May 31, 2003                                $30.85                     $21.36

Month Ending                      High Sales Price            Low Sales Price
                                     During Period              During Period
--------------------------------------------------------------------------------

December 31, 2002                           $27.41                     $22.35
January 31, 2003                            $32.87                     $26.78
February 28, 2003                           $27.82                     $22.86
March 31, 2003                              $26.50                     $23.50
April 30, 2003                              $25.90                     $21.36
May 31, 2003                                $30.85                     $24.10


Item 10. Additional Information.


Memorandum and Articles of Association
Not Applicable



Exchange Controls and Other Limitations Affecting Security Holders.
Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depository receipts of Irish companies such as ICON. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers only to, or by the order of, or on behalf of, listed terrorist organizations, also listed residents and entities of Zimbabwe and Burma without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of an ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. There are no restrictions under ICON's Articles of Association, or under Irish Law, that limit the right of non-residents or foreign owners to hold or vote the ordinary shares.

Taxation


General
The following discussion is based on existing Irish tax law, Irish court decisions and the practice of the Revenue Commissioners of Ireland, and the convention between the United States and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to income and capital gains (the "Treaty"). This discussion does not purport to deal with the tax consequences of owning the ordinary shares for all categories of investors, some of which may be subject to special rules. Prospective purchasers of ordinary shares are advised to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under Irish law. Each prospective investor should understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust; and for purposes of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE ADSs REPRESENTING SUCH ORDINARY SHARES AND ADRs EVIDENCING OWNERSHIP OF SUCH ADSs.



Irish Taxation
ICON is a public limited company incorporated and resident for tax purposes in Ireland.

For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be Irish tax resident. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the company's management to continue to manage and control the company from the Republic of Ireland, so that the company will continue to be resident in the Republic of Ireland.

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%.

Patent exemption is available to Irish resident companies whose income derives from qualifying royalties or license fees paid in respect of qualifying patents. The main requirement to qualify for the exemption is that the research, planning, processing, experimentation, testing, devising, designing, developing or similar activity leading to the invention which is the subject of the patent is carried out in Ireland. Under Irish law, income from such qualifying patents is disregarded for taxation purposes. There is no termination date for this relief specified in the legislation.

To the extent that the company is involved in the "manufacture" of goods in Ireland, income from this activity, in respect of its data processing operations carried out in Ireland, can qualify for a 10% rate of tax. This relief is available until December 31, 2010.

Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rates discussed above.

Irish capital duty, a tax on the issuance of share capital by companies, is payable at the rate of 1% of proceeds received by the company in consideration of such issuance.

Taxation of Dividends
Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income, subject to conditions, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither a tax resident nor ordinarily resident in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares of the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

Non-Irish resident corporate shareholders that:

     o    are ultimately controlled by residents of a Relevant Territory;

     o are resident in a Relevant Territory and are not controlled by Irish residents;

     o have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

     o are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories;

     o will be exempt from withholding tax on the production of the appropriate certificates and declarations.

U.S. Holders of ordinary shares (as opposed to ADSs: see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

Special arrangements are available in the case of shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

     o the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or revoked; and either

     o the depositary bank's ADS register shows that the beneficial owner has a U.S. address on the register; or

     o if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the beneficial owner's address in the intermediary's records is in the U.S.



Income Tax
Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.

However, a U.S. Holder will not have an Irish income tax liability on dividends from the company if the U.S. Holder is neither resident nor ordinarily resident in the Republic of Ireland and the U.S. Holder is:

     o    an individual resident in the U.S. (or several other countries);

     o a corporation that is ultimately controlled by persons resident in the U.S. (or several other countries);

     o a corporation whose principal class of shares (or its 75% or greater parent's principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

     o a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

     o a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.


U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty. U.S. Holders that are entitled to benefits under the treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

Taxation of Capital Gains
A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. The Finance Act, 2003, has introduced provisions to subject a person who disposes of an interest in a company while temporarily non-resident in the Republic of Ireland, to Irish capital gains tax. This treatment will apply to individuals who:

     o    cease to be Irish resident;

     o    own the shares when they cease to be resident;

     o    resume their Irish residence within five years;

     o dispose of an interest in a company during this temporary non-residence; and

     o the interest disposed of represents 5% or greater of the share capital of the company or is worth at least E500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.



Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances.

Where a gift or inheritance is taken under a disposition made after December 1, 1999, it will be within the charge to CAT:

     o to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;

     o where the person making the gift or inheritance is or was resident or ordinarily resident in the Republic of Ireland at the date of the disposition under which the gift or inheritance is taken;

     o in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he made the settlement, or at the date of the gift or, if he is dead at the date of the gift, at his death; or

     o where the person receiving the gift or inheritance is resident or ordinarily resident in the Republic of Ireland at the date of the gift or inheritance.

Where a gift or an inheritance is taken under a disposition made prior to December 1, 1999, CAT is chargeable in the following circumstances:

     o to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;

     o where the person making the gift or inheritance is or was domiciled in Ireland at the date of the disposition under which the gift or inheritance is taken;

     o in the case of a gift taken under a discretionary trust, where the disponer, who is usually the settlor, in relation to that trust was domiciled in Ireland at the date he made the settlement, or at the date of the gift or, where the gift is taken after his death, at the date of his death.




The person who receives the gift or inheritance is primarily liable for CAT. A person is secondarily liable if he is the donor, his personal representative or an agent, trustee or other person in whose care the property constituting the gift or inheritance or the income therefrom is placed. Taxable gifts or inheritances received by an individual since December 5, 1991 from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the donees and the aggregation since December 5, 1991 of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts currently in force are:

     o    E22,060 in the case of persons who are not related to one another;

     o E44,120 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

     o E444,198 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

Gifts and inheritances passing between spouses are exempt from CAT.

A gift or inheritance of ordinary shares or ADSs will be within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against U.S. federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.



Irish Probate Tax
Irish probate tax was abolished under the Finance Act, 2001. No probate tax will arise on any assets passing in respect of a death occurring on or after December 6, 2000.



Irish Stamp Duty - Ordinary Shares
Irish stamp duty, which is a tax on certain documents, including CREST operator instructions, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of E12.70 (the nominal rate) will apply.



Irish Stamp Duty - ADSs Representing Ordinary Shares
A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in the beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of E12.70 applies.



Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are dealt in on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift, or for a consideration less than the market value, all parties to the transfer. A late or inadequate payment of stamp duty will result in a liability to pay interest, penalties and fines.



Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 333-8704.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Brian O'Dwyer, telephone number: (353) 1 291 2000.


Item 11. Quantitative and Qualitative Disclosures about Market Risk.


Qualitative Disclosure of Market Risk. The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

     o Interest rate changes on short term investments (available for sale) in the form of floating rate notes and medium term minimum "A" rated corporate securities, and

     o Foreign currency risk on non-U.S. dollar denominated cash and non-U.S. dollar denominated debt.

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At May 31, 2003, we had cash and short term debt denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk during the year, we entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These financial instruments comprised of a series of foreign exchange forward contracts all of which were settled during the 2003 fiscal year. At May 31, 2003, we held no foreign exchange forward contracts maturing within the next 12 months.

Quantitative disclosure of Market Risk. The analysis below presents the sensitivity of the market value, or fair value of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonable over a one year period. The estimated fair value of the foreign exchange forward contracts is based on quotations from independent third party financial institutions.

The hypothetical changes in fair value are estimated based on the same methodology used by the third party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except the relevant exchange rate, as the case may be, which has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely.



Foreign Currency Exchange Risk
The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.


                                                                Fair value Change +10%     Fair value Change -10%
                                             Fair value at         movement in foreign        movement in foreign
                                               May 31, 2003              exchange rate              exchange rate
                                             (in thousands)             (in thousands)             (in thousands)

Non-U.S. Dollar denominated cash                     $4,590                       $459                      $(459)
Non-U.S. Dollar denominated short term debt            (204)                       (20)                        20



Item 12. Description of Securities Other than Equity Securities.
Not applicable.


Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.


Item 15. Controls and Procedures
(a) Evaluation of disclosure controls and procedures.
Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.
The CEO and CFO have concluded there were no significant changes in the Company's internal controls or in the other factors that could significantly affect those controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Item 16. Reserved.

Part III


Item 17. Financial Statements.
Not applicable.


Item 18. Financial Statements.
Reference is made to pages 41 to 69 of this Form 20-F.


Item 19. Financial Statements and Exhibits.
Financial statements of ICON plc and subsidiaries

     Report of Independent Chartered Accountants

     Consolidated Balance Sheets at May 31, 2002, and May 31, 2003

     Consolidated Statements of Operations for the years ended May 31, 2001, 2002 and 2003

     Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended May 31, 2001, 2002 and 2003

     Consolidated Statements of Cash Flows for the years ended May 31, 2001, 2002 and 2003

     Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

     Significant subsidiaries

     Section 906 certifications

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Directors and Shareholders of ICON plc

    We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of May 31, 2002 and 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended May 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Ireland and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of May 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States.

    KPMG
    Chartered Accountants

    Dublin, Ireland
    July 25, 2003


                                    ICON plc

                           CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------------------------------------------


                                                                                                  May 31,
                                                                                            2002             2003
                                                                                              (in thousands)
ASSETS
Current Assets:
    Cash and cash equivalents                                                            $36,291          $18,311
    Short term investments - available for sale (Note 3)                                  18,551                -
    Accounts receivable                                                                   41,306           74,645
    Unbilled revenue                                                                      26,387           44,783
    Other receivables                                                                      2,093            4,385
    Deferred taxes (Note 12)                                                                 408               32
    Prepayments and other current assets                                                   5,183            8,326
-------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                 130,219          150,482
Other Assets:
    Property, plant and equipment, net (Note 5)                                           25,482           39,503
    Goodwill (Note 4)                                                                     10,093           45,029
-------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                        $165,794         $235,014
-------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable                                                                      $5,788          $11,092
    Payments on account                                                                   19,854           45,763
    Other liabilities (Note 6)                                                            16,308           28,289
    Taxes payable                                                                          3,601            4,385
    Bank overdraft and loan facilities (Note 7)                                           11,745            7,126
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                             57,296           96,655
Other Liabilities:
    Long term government grants (Note 10)                                                    937            1,140
    Long term finance leases                                                                   -              309

Shareholders' Equity:
    Ordinary shares, par value 6 Euro cents per share; 20,000,000 shares authorized, 11,798,501 shares issued and outstanding at May 31, 2002 and
    11,841,557 shares issued and outstanding at May 31, 2003 (Note 11)                       839              841
    Additional paid-in capital                                                            60,348           61,164
    Accumulated other comprehensive income                                                (2,461)           7,787
    Merger reserve                                                                            47               47
    Retained earnings                                                                     48,788           67,071
-------------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                           107,561          136,910
-------------------------------------------------------------------------------------------------------------------

    Total Liabilities and Shareholders' Equity                                          $165,794         $235,014
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.



                                    ICON plc
                      CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------


                                                                                     Year Ended May 31,
                                                                           2001             2002             2003
                                                                 (in thousands, except share and per share data)

Revenue:
    Gross revenue                                                      $151,832         $218,842         $340,971
    Subcontractor costs                                                 (35,669)         (62,287)        (115,246)
-------------------------------------------------------------------------------------------------------------------

    Net revenue                                                         116,163          156,555          225,725

Costs and expenses:
    Direct costs                                                         63,800           83,371          122,373
    Selling, general and administrative                                  36,312           48,951           71,118
    Depreciation and amortization                                         4,975            6,020            7,305
-------------------------------------------------------------------------------------------------------------------

    Total costs and expenses                                            105,087          138,342          200,796
-------------------------------------------------------------------------------------------------------------------


Income from operations                                                   11,076           18,213           24,929
Interest income                                                           2,945            1,603              633
Interest expense                                                           (426)            (487)            (279)
-------------------------------------------------------------------------------------------------------------------


Income before provision for income taxes                                 13,595           19,329           25,283
Provision for income taxes (Note 12)                                     (2,617)          (5,129)          (7,000)
-------------------------------------------------------------------------------------------------------------------


Net income                                                              $10,978         $14,200           $18,283
-------------------------------------------------------------------------------------------------------------------

Net income per ordinary share:
    Basic                                                                    $0.97            $1.22            $1.55
-------------------------------------------------------------------------------------------------------------------


    Diluted                                                                  $0.92            $1.16            $1.50
-------------------------------------------------------------------------------------------------------------------


Weighted average number of ordinary shares outstanding:
    Basic                                                            11,292,610       11,656,153       11,813,788
-------------------------------------------------------------------------------------------------------------------


    Diluted                                                          11,943,849       12,241,820       12,181,094
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
---------------------------------------------------------------------------------------------------------------------------------


                                                                                   Accumulated
                                                                 Additional              Other
                                                                    Paid-in      Comprehensive     Retained    Merger
                                          Shares         Amount     Capital             Income     Earnings   Reserve     Total
                                                                  (in thousands, except share and per share data)

Balance at May 31, 2000               11,153,669           $851     $55,665            $(3,120)     $23,610       $47   $77,053

Comprehensive Income:
Net income                                     -              -           -                  -       10,978         -    10,978
Currency translation adjustment                -              -           -             (2,291)           -         -    (2,291)
---------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income                                                                                                8,687
Exercise of share options                275,960             15         474                  -            -         -       489
Renominalization of Ordinary Shares            -            (47)         47                  -            -         -         -
Deferred tax benefit on exercise
of options                                     -              -         351                  -            -         -       351
---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 2001               11,429,629           $819     $56,537            $(5,411)     $34,588       $47   $86,580
---------------------------------------------------------------------------------------------------------------------------------


Comprehensive Income:
Net income                                     -              -           -                  -       14,200         -    14,200
Currency translation adjustment                -              -           -              2,950            -         -     2,950
---------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income                                                                                               17,150
Exercise of share options                358,100             19       2,655                  -            -         -     2,674
Shares issued                             10,772              1         364                  -            -         -       365
Deferred tax benefit on exercise
of options                                     -              -         792                  -            -         -       792
---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 2002               11,798,501           $839     $60,348            $(2,461)     $48,788       $47  $107,561
---------------------------------------------------------------------------------------------------------------------------------


Comprehensive Income:
Net income                                     -              -           -                  -       18,283         -    18,283
Currency translation adjustment                -              -           -             10,248            -         -    10,248
---------------------------------------------------------------------------------------------------------------------------------

Total comprehensive income                                                                                               28,531
Exercise of share options                 39,360              2         726                  -            -         -       728
Share issue costs                              -              -         (35)                 -            -         -       (35)
Shares issued                              3,696              -          77                  -            -         -        77
Deferred tax benefit on exercise
of options                                     -              -          48                  -            -         -        48
---------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 2003               11,841,557           $841     $61,164             $7,787      $67,071       $47  $136,910
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------


                                                                                     Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)
Cash flows from operating activities:
Net income                                                              $10,978          $14,200          $18,283
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities:
    Loss on disposal of fixed assets                                         89               46                -
    Depreciation                                                          4,765            6,020            7,305
    Goodwill amortization                                                   210                -                -
    Amortization of grants                                                  (12)             (46)             (36)
    Deferred taxes                                                          (38)              19              376
Changes in assets and liabilities:
    Increase in accounts receivable                                     (12,789)         (10,873)         (23,232)
    Increase in unbilled revenue                                         (6,759)          (5,376)         (14,480)
    (Increase)/decrease in other receivables                             (2,074)           2,062            7,515
    Increase in prepayments and other current assets                       (431)          (2,697)          (1,965)
    Increase in payments on account                                       1,957            8,655           25,485
    Increase/(decrease) in other liabilities                              2,513              731           (1,787)
    Increase in income taxes payable                                      1,096            2,897              253
    (Decrease)/increase in accounts payable                              (1,075)           1,631            3,768
-------------------------------------------------------------------------------------------------------------------


Net cash (used in)/provided by operating activities                      (1,570)          17,269           21,485
Cash flows from investing activities:
    Purchase of fixed assets                                             (6,689)         (10,425)         (15,788)
    Purchase of subsidiary undertakings                                  (1,754)               -          (36,873)
    Cash acquired with subsidiary undertakings                              555                -            1,910
    Deferred payments in respect of prior year acquisitions                (149)          (2,615)          (3,078)
    Sale of short term investments                                        4,455           29,868           18,551
    Purchase of short term investments                                  (18,991)         (12,478)               -
    Receipt of government grant                                               -              464                -
-------------------------------------------------------------------------------------------------------------------


Net cash (used in)/provided by investing activities                     (22,573)           4,814          (35,278)
Cash flows from financing activities:
    Proceeds/(repayment of) from bank overdraft                           9,339              547           (5,319)
    Repayment of long term debt                                             (50)            (338)               -
    Proceeds from exercise of share options and issue of shares             489            2,674              693
    Repayment of other liabilities                                         (215)            (165)               -
-------------------------------------------------------------------------------------------------------------------


Net cash provided by/(used in) financing activities                       9,563            2,718           (4,626)
Effect of exchange rate movements on cash                                  (793)             311              439
-------------------------------------------------------------------------------------------------------------------


Net (decrease)/increase in cash and cash equivalents                    (15,373)          25,112          (17,980)
Cash and cash equivalents at beginning of year                           26,552           11,179           36,291
-------------------------------------------------------------------------------------------------------------------


Cash and cash equivalents at end of year                               $11,179          $36,291           $18,311


The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   Description of business

     ICON plc and subsidiaries ("The Company") is a Contract Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. The Company specializes in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. The Company believes that it is one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2003, the Company had approximately 2,300 employees and operations in 29 locations in 17 countries, including the United States and major markets in Europe and Rest of World and has managed clinical trials in 55 countries. For the fiscal year ended May 31, 2003, we derived approximately 70.3%, 27.0% and 2.7% of our net revenue in the United States, Europe and Rest of World, respectively.



2. Significant Accounting Policies The accounting policies noted below were applied in the preparation of the accompanying financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

(a)  Basis of consolidation

     The consolidated financial statements include the financial statements of ICON plc and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired in the year are included in the consolidated statement of operations from the date of acquisition.

(b)  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(c)  Revenue recognition

     The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting and laboratory services. Contracts range in duration from a number of months to several years.

     Clinical trials management revenue is earned on the basis of the relationship between time incurred and the total estimated duration of the trial. Biometrics revenue is recognized on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Consulting revenue is recognized on a fee-for-service basis as the related service is performed. Laboratory service revenue is recognized on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

     Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognized as revenue by revision to the total contract value arising as a result of an authorized customer change order. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

     The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognized, are recognized as payments on account within current liabilities.

     In the event of contract termination, if the value of work performed and recognized as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses ensure that the Company is paid for all work performed to the termination date.

(d)  Subcontractor costs

     Subcontractor costs comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrollment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of the accrued expense are classified as prepaid expenses and accrued expense in excess of amounts paid are classified as accounts payable.

(e)  Direct costs

     Direct costs consist of compensation and associated employee benefits for project-related employees and other direct project-related costs.

(f)  Advertising costs

     All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$1,166,000, U.S.$988,000 and U.S.$1,336,000 for the years ended May 31, 2001, 2002 and
     2003 respectively.

(g)  Foreign currencies and translation of subsidiaries

     The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income and where material are separately disclosed. For the years ended May 31, 2001, 2002 and 2003 amounts (credited)/charged to income amounted to (U.S.$1,474,000), U.S. $1,412,000 and U.S.$1,968,000
     respectively.

     The financial statements of subsidiaries with other functional currencies are translated at year end rates for the balance sheet and average rates for the income statement. Translation gains and losses arising are reported as a movement on reserves.

     During the year, the Company entered into foreign exchange currency contracts to manage its exposure against currency fluctuations on anticipated Euro denominated cashflows. Currency gains and losses arising in the year under these arrangements are recorded in the statement of operations.

(h)  Disclosure about fair value of financial instruments

     The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

     Cash, cash equivalents, unbilled revenue, other receivables, short term investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments received on account, accrued liabilities, accrued bonuses, bank overdraft and taxes payable carrying amount approximates fair value due to the short term maturities of these instruments.

     Long-term debt and other liabilities carrying amounts approximate fair value based on net present value of estimated future cash flows.

(i)  Leased Assets

     Costs in respect of operating leases are charged to the statement of operations on a straight line basis over the lease term.

     Assets acquired under capital finance leases are included in the balance sheet at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the balance sheet and the interest element of the capital lease rental is charged to interest expense.

(j)  Goodwill

     In July 2001, the Financial Accounting Standards Board (FASB) issued two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach.

     The Company adopted SFAS No.142 effective June 1, 2001 and ceased amortization of goodwill as of June 1, 2001. Goodwill amortization for the year ended May 31, 2001 amounted to U.S.$210,000. The Company does not have any intangible assets. SFAS No.142 requires a two step impairment test for goodwill. The first step is to compare the carrying amount of the reporting units' assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is required to be completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company has completed its transitional and annual assessments of goodwill impairment and concluded that no indication of goodwill impairment existed at June 1, 2001, May 31, 2002 or 2003.

(k)  Cash and cash equivalents

     Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

(l)  Short term investments - available for sale

     The Company has classified short-term investments as available for sale in accordance with the terms of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities". Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholder equity. In the years to May 31, 2001, 2002 and 2003 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

(m)  Inventory

     Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Cost in the case of work in progress and finished goods, comprises fixed labor, raw materials costs and attributable overheads.

(n)  Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

                                                          Years
            Building                                         40
            Computer equipment and software                   4
            Office furniture and fixtures                     8
            Laboratory equipment                              5
            Motor vehicles                                    5

     Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

(o)  Income taxes

     The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

(p)  Government grants

     Government grants received relating to capital expenditure are shown as deferred income and credited to income on a basis consistent with the depreciation policy of the relevant assets.

     Grants relating to categories of operating expenditures are credited to income in the period in which the expenditure to which they relate is charged.

     Under the grant agreements amounts received may become repayable in full should certain circumstances specified within the grant agreements occur, including downsizing by the Company, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

     The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising.

(q)  Pension costs

     The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

     The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, "Employers Accounting for Pensions". Disclosures are presented in accordance with the requirements of SFAS No.132, "Employees' Disclosures about Pensions and Other Post-retirement Benefits".

(r)  Net income per ordinary share

     Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

     There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:


                                                                                     Year Ended May 31,
                                                                           2001             2002             2003
       Weighted average number of ordinary shares
       outstanding for basic net income per
       ordinary share                                                11,292,610       11,656,153       11,813,788
       Effect of dilutive share options outstanding                     651,239          582,908          367,306
       Effect of dilutive shares to be issued as part
       of deferred consideration                                              -            2,759                -
       ------------------------------------------------------------------------------------------------------------

       Weighted average number of ordinary shares for
       diluted net income per ordinary share                         11,943,849       12,241,820       12,181,094
       ------------------------------------------------------------------------------------------------------------


(s)  Stock-based compensation

     The Company accounts for its share options in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB No. 25 permits entities to recognize as expense, over the vesting period, the fair value of all stock- based awards on the date of grant. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123 had been applied to all outstanding and unvested stock options in each period.


                                                                                    Year Ended May 31,
                                                                       2001             2002              2003
                                                                           (in thousands, except per share data)
       Net income, as reported                                          $10,978          $14,200          $18,283
       Add: Stock-based employee compensation
       expense included in reported net income,
       net of related tax effects                                             -                -                -
       Deduct: Total stock-based employee
       compensation expense determined under
       fair value based method for all awards,
       net of related tax effects                                        (1,190)          (1,609)          (2,096)
       -------------------------------------------------------------------------------------------------------------------

       Pro forma net income                                              $9,788          $12,591          $16,187
       -------------------------------------------------------------------------------------------------------------------

       Earnings per share:
       Basic - as reported                                                   $0.97            $1.22            $1.55
       Basic - pro forma                                                      0.87             1.08             1.37
       Diluted - as reported                                                  0.92             1.16             1.50
       Diluted - pro forma                                                    0.82             1.03             1.33
       -------------------------------------------------------------------------------------------------------------------

(t)  Impairment of long-lived assets

     Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.


3.   Short term investments - available for sale

     The Company has classified its entire investment portfolio comprising floating rate and medium term minimum "A" rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholder equity. In the years to May 31, 2001, 2002 and 2003 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4.   Goodwill


                                                                                            2002             2003
                                                                                               (in thousands)
       Opening Goodwill                                                                   $6,642          $10,093
       Arising during the year                                                                 -           32,302
       Arising on earn-out (current and prior year acquisitions)                           3,287            2,003
       Foreign exchange movement                                                             164              631
-------------------------------------------------------------------------------------------------------------------

       Closing Goodwill                                                                  $10,093          $45,029
-------------------------------------------------------------------------------------------------------------------


       The distribution of goodwill by business segment was as follows:
                                                                                            2002             2003
                                                                                               (in thousands)
       Central laboratory                                                                 $6,596           $6,596
       Clinical research                                                                   3,497           38,433
-------------------------------------------------------------------------------------------------------------------

       Total                                                                             $10,093          $45,029
-------------------------------------------------------------------------------------------------------------------



     In July 2001 the Financial Accounting Standards Board, or FASB, issued two new statements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Those Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently SFAS No. 144 after its adoption. The Company has no intangible assets with infinite lives. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142. The Company adopted SFAS No. 142, effective June 1, 2001.

     The following table reconciles the prior periods' reported net income to their prospective pro forma balances adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142:

                                                                        Year
                                                                   ended May
                                                                    31, 2001
                                                             (in thousands,
                                                      except per share data)
       Reported net income                                           $10,978
       Add back goodwill amortization                                    210
--------------------------------------------------------------------------------
       Adjusted net income                                           $11,188
--------------------------------------------------------------------------------


       Basic net income per ordinary share
       Reported                                                           $0.97
       Add back goodwill amortization                                      0.02
--------------------------------------------------------------------------------

       Adjusted basic net income per share                                $0.99
--------------------------------------------------------------------------------


       Diluted net income per ordinary share
       Reported                                                           $0.92
       Add back goodwill amortization                                      0.02
--------------------------------------------------------------------------------

       Adjusted diluted net income per share                              $0.94
--------------------------------------------------------------------------------

(a)  Acquisition of YRCR Ltd.

     On January 27, 2000, the Company acquired YRCR Limited ("YRCR"), a U.K. based regulatory consultancy company. The Company acquired YRCR in exchange for cash of Stg(pound)500,000 (U.S.$819,000) and 51,387 ordinary shares, the fair market value of which was Stg(pound)500,000 (U.S.$819,000) on the date the contract terms were agreed, excluding costs of acquisition. The acquisition of YRCR has been accounted for as a purchase.

     Earn-out provisions were built into the contract, over the period to May 2003 up to a maximum additional consideration of Stg(pound)2.0 million (U.S.$2.9 million). These earn-outs were paid in the form 50% cash and 50% shares. Additional purchase consideration was recorded as goodwill.

     On April 3, 2000, an additional cash payment of Stg(pound)250,000 (U.S.$393,043) was made to YRCR as part of the earn-out provision. On May 31, 2000, an additional 24,272 ordinary shares were issued to YRCR with a fair market value of Stg(pound)250,000 (U.S.$367,500).

     As part of the earn-out provisions, on August 31, 2001, an additional 10,772 ordinary shares were issued to YRCR with a fair market value of Stg(pound)250,000 (U.S.$365,400), and, on September 3, 2001, an additional cash payment of Stg(pound)250,000 (U.S.$365,400) was made. Of these amounts Stg(pound)400,000 (U.S.$590,800) was provided at May 31, 2001, as the earn-out target had been reached, with the balance of Stg(pound)100,000 (U.S.$140,000) accounted for during the year ended May 31, 2002.

     On August 30, 2002, an additional cash payment of Stg(pound)50,000 (U.S.$77,526) was made to YRCR and on October 8, 2002, an additional 3,696 ordinary shares were issued to YRCR with a fair market value of Stg(pound)50,000 (U.S.$77,440) as part of the earn-out provisions. Both these earn out payments were accrued for at May 31, 2002.

     The initial purchase price of U.S.$1,838,000 including costs of acquisition together with subsequent additional consideration of U.S.$1,646,309 for YRCR was allocated as follows:

                                               (in thousands)
       Property, plant and equipment                     $125
       Goodwill                                         3,169
       Current assets                                     879
       Accounts payable                                  (689)
--------------------------------------------------------------------------------

       Purchase price                                  $3,484
--------------------------------------------------------------------------------



(b)  Acquisition of Protocole

     On March 14, 2000, the Company acquired Protocole ("Protocole"), a Paris based veterinary CRO. The Company acquired Protocole for initial cash consideration of French Francs 4,000,000 (U.S.$586,240), excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of French Francs 4,000,000 depending on the performance of Protocole over the period to May 31, 2003. None of the earn-out provisions have been reached at May 31, 2003. The acquisition of Protocole has been accounted for as a purchase.

     The purchase price of U.S.$732,000 for Protocole was allocated as follows:

                                                     (in thousands)
       Property, plant and equipment                             $12
       Goodwill                                                  731
       Current assets.                                           114
       Current liabilities                                      (125)
--------------------------------------------------------------------------------

       Purchase price                                           $732
--------------------------------------------------------------------------------

(c)  Acquisition of UCT (U.S.) Inc.

     On June 8, 2000, the Company acquired UCT (U.S.) Inc. ("UCT"), subsequently renamed ICON Laboratories Inc., a central laboratory company based in New York, USA. The Company acquired UCT in exchange for cash of U.S.$1,200,000. Earn-out provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration of U.S.$18 million depending on the performance of UCT over the period to May 31, 2003. The acquisition of UCT has been accounted for as a purchase.

     Additional consideration paid was in the form of cash and was accounted for as goodwill.

     On September 1, 2001, an additional cash payment of U.S.$2,250,000 was made to UCT as part of the earn-out provisions. The first earn-out target was reached as at May 31, 2001 and this consideration has been included in the purchase price below.

     On August 30, 2002 the Company made a cash payment of U.S.$3,000,000 to the former shareholders of UCT (U.S.) Inc., under the terms of an earn out provision entered into on the acquisition of UCT on June 8, 2000. The earn-out target was reached at May 31, 2002 and this consideration was recorded at that date in the financial statements.

     The purchase price of U.S.$7,003,000 including total earn-out provisions of U.S.$5,250,000 and acquisition costs of U.S.$553,000 was allocated as follows:

                                                         (in thousands)
       Property, plant and equipment                             $1,415
       Goodwill                                                   6,667
       Current assets                                             4,276
       Accounts payable                                          (5,355)
--------------------------------------------------------------------------------

       Purchase price                                            $7,003
--------------------------------------------------------------------------------



(d) Acquisition of Barton & Polansky Associates, Inc. and Managed Clinical Solutions, Inc.

     On October 9, 2002, the Company acquired 100% of the outstanding shares of Barton & Polansky Associates, Inc. ("BPA") and its sister company Managed Clinical Solutions, Inc. ("MCS"), both based in New York, USA, for an initial cash consideration of U.S.$15.7 million, excluding costs of acquisition which amounted to U.S.$0.8 million. Earn-out and working capital provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$18 million depending on the performance of MCS over the period to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

     On December 20, 2002, and April 15, 2003, additional cash payments of U.S.$3.7 million and U.S.$0.3 million respectively were made to the former shareholders of BPA and MCS as part of the working capital provisions in the contract. The acquisitions of BPA and MCS have been accounted for as a purchase in accordance with SFAS No.141 "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                  (in thousands)
       Property, plant & equipment                            $2
       Goodwill                                           14,439
       Current assets                                      9,533
       Bank overdraft                                       (700)
       Current liabilities                                (2,795)
--------------------------------------------------------------------------------

       Purchase Price                                    $20,479
--------------------------------------------------------------------------------



     The results of BPA and MCS have been included in the consolidated financial statements from October 1, 2002.

(e)  Acquisition of Medeval Group Ltd

     On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval") for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1.0 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such potential additional consideration will be accounted as goodwill. The total amount of goodwill is expected to be tax deductible.

     Stg(pound)1.4 million (U.S.$ 2.0 million) was accrued at May 31, 2003 as the first earn-out target was reached and this amount has been included in the purchase price below. The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                         (in thousands)
       Property, plant and equipment                             $1,632
       Goodwill                                                  19,866
       Current assets                                             2,738
       Pension liabilities (see note 8)                          (2,588)
       Other current liabilities                                 (3,113)
--------------------------------------------------------------------------------
       Purchase Price                                           $18,535
--------------------------------------------------------------------------------


     The results of Medeval have been included in the consolidated financial statements from January 24, 2003.

     The proforma effect of the BPA, MCS and Medeval acquisitions if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the fiscal years ended May 31, 2002 and 2003 as follows:

                                                         Year Ended May 31,
                                                        2002             2003
                                        (in thousands, except per share data)
       Net Revenue                                  $189,762         $243,348
       Net Income                                    $16,674          $19,140
       Basic Earnings per Share                           $1.43            $1.62
       Diluted Earnings Per Share                         $1.36            $1.57


     In August 2002, prior to the date of acquisition, a U.S.$900,000 distribution was made by BPA and MCS, to the former shareholders of BPA and MCS, which was recorded as other expenses. In July 2001 and 2002, distributions were paid to the former shareholders of Medeval by Medeval of Stg(pound)25,679 (U.S.$36,148) and Stg(pound)109,700 (U.S.$168,134)
     respectively which were also recorded as other expenses. These payments are included in the proforma results above.

5.   Property, Plant and Equipment

                                                              May 31,
                                                       2002             2003
                                                           (in thousands)
       Cost
       Land                                            $661             $717
       Building                                       5,034            7,874
       Computer equipment and software               19,729           33,558
       Office furniture and fixtures                 10,014           13,418
       Laboratory equipment                           1,611            3,685
       Motor vehicles                                    37               38
       Leasehold improvements                         6,033            6,921
--------------------------------------------------------------------------------

                                                     43,119           66,211
       Less accumulated depreciation                (17,637)         (26,708)
--------------------------------------------------------------------------------


       Property, plant and equipment (net)          $25,482          $39,503
--------------------------------------------------------------------------------



     Total cost above at May 31, 2003 includes U.S.$524,632 (2002: U.S.$Nil) relating to assets acquired under capital finance leases. Related accumulated depreciation amounted to U.S.$36,272.



6.   Other Liabilities

                                                               May 31,
                                                        2002             2003
                                                            (in thousands)

       Accrued liabilities                            $7,625          $13,562
       Accrued bonuses                                 4,549            8,542
       Accrued social welfare costs                      962            1,301
       Contingent purchase consideration payable       3,147            2,003
       Short term government grants                       25               34
       Accrued pension liability (note 8)                  -            2,632
       Short term finance leases (note 14)                 -              215
--------------------------------------------------------------------------------

                                                     $16,308          $28,289
--------------------------------------------------------------------------------


7.   Bank Loans

     The Company has short-term bank loan facilities as follows:

     On November 17, 1998, the Company entered into an overdraft facility, (the A.I.B. facility) for E2.5million (U.S.$2.9million) with Allied Irish Banks plc, ("A.I.B"). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003. As of May 31, 2003, the full amount of this facility was available to be drawn down.

     On July 29, 2002, the Company entered into an additional A.I.B. facility for Stg (pound)50,000 (U.S.$81,746). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003. As of May 31, 2003, Stg (pound)8,816 (U.S.$14,413) of this facility was available to be drawn down.

     The Company's U.S. subsidiary ICON Clinical Research, Inc.(the "borrower") has a U.S.$12 million secured line of credit (the "PNC facility") with PNC Bank N.A ("PNC"). Borrowings under the PNC Facility must be the lesser of
     (a) U.S.$12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivable less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate plus one quarter percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the borrower. As of May 31, 2003, U.S.$5.1 million of this facility was available to be drawn down.

     The Company entered into an overdraft agreement with A.I.B., whereby the company guarantees any overdrafts of the subsidiaries ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd. up to an amount E120,000 (U.S.$141,396) and U.S.$250,000 (ILS 1,100,013), respectively. As of May 31, 2003, the full German facility and Israeli facility were available to be drawn down.



8.   Employee Benefits

     Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2001, 2002 and 2003 were U.S.$998,000, U.S.$1,265,000, and U.S.$1,649,793 respectively.

     The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2001, 2002 and 2003 were U.S.$781,000, U.S.$1,320,000, and U.S.$1,811,156 respectively.

     One of the Company's subsidiaries which was acquired during the year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2003 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.132, "Employees' Disclosures about Pensions and Other Post-retirement Benefits".

       Change in benefit obligation                               May 31, 2003
                                                           (in thousands)
       Benefit obligation at acquisition date                      $6,759
       Service cost                                                   186
       Interest cost                                                  127
       Plan participants' contributions                                96
       Actuarial loss                                                 (22)
       Foreign currency exchange rate changes                          61
--------------------------------------------------------------------------------

    Benefit obligation at end of year                              $7,207
--------------------------------------------------------------------------------

       Change in plan assets                                      May 31, 2003
                                                                 (in thousands)
       Fair value of plan assets at acquisition date                     $4,171
       Actual return on plan assets                                        (148)
       Employer contributions                                               221
       Plan participants' contributions                                      96
       Foreign currency exchange rate changes                                38
--------------------------------------------------------------------------------

       Fair value of plan assets at end of year                          $4,378
--------------------------------------------------------------------------------


       Funded status                                               May 31, 2003
                                                                 (in thousands)
       Funded status                                                    $(2,829)
       Unrecognized net loss                                                197
--------------------------------------------------------------------------------

       Pension liability                                                $(2,632)
--------------------------------------------------------------------------------


       The net periodic pension cost was comprised of the following:

                                                                   May 31, 2003
                                                                 (in thousands)
       Service cost                                                        $186
       Interest cost                                                        127
       Expected return on plan assets                                       (99)
--------------------------------------------------------------------------------

       Net periodic pension costs                                          $214
--------------------------------------------------------------------------------



     The weighted average assumptions used in the calculation of the pension cost were a discount rate of 5.10% (date of acquisition: 5.25%), an expected return on plan assets of 6.50% (date of acquisition: 6.50%) and a 3.75% (date of acquisition: 3.75%) rate of compensation increase.



9.   Share Options

     On January 17, 2003, the Company adopted the Share Option Plan 2003 (the "2003 Plan") pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

     An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

     No options can be granted after January 17, 2013.

     The following table summarizes the transactions for the Company's share option plans for the three year period ended May 31, 2003:


                                                  Options                                                Weighted
                                                   Granted              Options                           Average
                                                  Prior to              Granted           Number         Exercise
                                                   Jan 15, 1998     Under Plans        of Shares            Price

       Outstanding at May 31, 2000                    756,880           661,610        1,418,490               $8.69
       Granted                                              -           199,500          199,500              $20.90
       Exercised                                     (254,220)          (21,740)        (275,960)              $1.78
       Canceled                                             -           (98,610)         (98,610)             $17.95
----------------------------------------------------------------------------------------------------------------------

       Outstanding at May 31, 2001                    502,660           740,760        1,243,420              $11.45
----------------------------------------------------------------------------------------------------------------------

       Granted                                              -           223,540          223,540              $28.57
       Exercised                                     (210,630)         (147,470)        (358,100)              $7.47
       Canceled                                             -           (89,240)         (89,240)             $19.96
----------------------------------------------------------------------------------------------------------------------

       Outstanding at May 31, 2002                    292,030           727,590        1,019,620              $15.85
----------------------------------------------------------------------------------------------------------------------

       Granted                                              -           283,445          283,445              $27.96
       Exercised                                            -           (39,360)         (39,360)             $18.51
       Canceled                                             -           (78,060)         (78,060)             $22.22
----------------------------------------------------------------------------------------------------------------------

       Outstanding at May 31, 2003                    292,030           893,615        1,185,645              $18.24
----------------------------------------------------------------------------------------------------------------------



     None of the share option grants summarized in the above table resulted in compensation expense as the option exercise price was equal to or greater than the estimated fair value of ordinary shares on the date of the grant.

     The following table summarizes information concerning outstanding and exercisable share options as of May 31, 2003:


                        Options Outstanding                                       Options Exercisable
                                                Weighted
       Range                                     Average              Weighted
       Exercise             Number of          Remaining               Average         Number of         Exercise
       Price                   Shares   Contractual Life        Exercise Price            Shares            Price

       $0.07                  238,030                  3.5                  $0.07        238,030               $0.07
       $5.45                   54,000                  2.3                  $5.45         54,000               $5.45
       $15.63                  17,000                  5.0                 $15.63          7,000              $15.63
       $17.00                   6,400                  5.0                 $17.00          3,200              $17.00
       $18.00                 270,490                  4.0                 $18.00        203,720              $18.00
       $21.25                 129,920                  6.0                 $21.25         47,780              $21.25
       $23.80                   8,000                  6.0                 $23.80          3,200              $23.80
       $26.50                  10,000                  6.5                 $26.50          2,000              $26.50
       $27.39                   4,000                  5.0                 $27.39          2,000              $27.39
       $29.00                 171,060                  6.6                 $29.00         35,460              $29.00
       $28.00                 276,745                  7.5                 $28.00          1,500              $28.00
----------------------------------------------------------------------------------------------------------------------


       $0.07 - 29.00        1,185,645                  5.3                 $18.21        597,890              $10.72
----------------------------------------------------------------------------------------------------------------------



     Substantially all of the options granted at exercise prices from $15.63 to $29.00 vest over a five year period from the date of grant. All other options have fully vested as of May 31, 2003.

     The weighted average fair value of stock options granted during fiscal 2001, calculated using the Black-Scholes option pricing model, was $17.90 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 5.9%, expected volatility - 50% and expected life - 8 years.

     The weighted average fair value of stock options granted during fiscal 2002, calculated using the Black-Scholes option pricing model, was $16.07 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 5.57%, expected volatility - 50% and expected life - 8 years.

     The weighted average fair value of stock options granted during fiscal 2003, calculated using the Black-Scholes option pricing model, was $15.84 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 3.39%, expected volatility - 50% and expected life - 8 years.

     Had the Company determined compensation expense based on the fair value at the grant date for these options under SFAS No.123, "Accounting for Stock-Based Compensation", the Company's net income for fiscal 2001, 2002 and 2003 would have been reduced to the pro-forma amounts indicated below.


                                                                           2001             2002             2003
                                                                           (in thousands, except per share data)

       Net Income                                   as reported         $10,978          $14,200          $18,283
                                                      pro-forma           9,788           12,591           16,187

       Net Income per ordinary share
       Basic                                        as reported              $0.97            $1.22            $1.55
                                                      pro-forma               0.87             1.08             1.37

       Diluted                                      as reported               0.92             1.16             1.50
                                                      pro-forma               0.82             1.03             1.33



10.  Government Grants

                                                             May 31,
                                                      2002             2003
                                                         (in thousands)

       Received and receivable                      $1,280           $1,280
       Less accumulated amortization                  (244)            (280)
       Foreign exchange translation adjustment         (74)             174
--------------------------------------------------------------------------------

                                                       962            1,174
       Less current portion                            (25)             (34)
--------------------------------------------------------------------------------

                                                      $937           $1,140
--------------------------------------------------------------------------------



     Government grants amortized to the profit and loss account amounted to U.S.$12,000, U.S.$46,000 and U.S.$36,000 for the years ended May 31, 2001,
     2002 and 2003, respectively.

     As of May 31, 2003 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

11.  Share Capital

     Ordinary Shares

     Holdersof ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ADSs and ordinary shares not otherwise represented by ADRs. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person at a general meeting of shareholders, and every proxy, shall have one vote, for each ordinary share held with no individual having more than one vote.

     On November 22, 2000, the ordinary share capital of the Company was redenominated from IR5p per share to E0.06 per share. The renominalization generated a capital conversion reserve fund of E39,499 (U.S.$47,277) which was recorded within additional paid in capital.

     On January 28, 2000, the Company merged with Pacific Research Associates Inc. ("PRAI") in a transaction accounted for as a pooling-of-interests transaction. The Company issued 838,828 ordinary shares of E0.06 each to PRAI shareholders for this transaction. These shares have been treated as outstanding for all periods presented.

     On January 27, 2000, the Company acquired YRCR for cash and shares. The Company issued 51,387 ordinary shares of E0.06 each to YRCR shareholders for this transaction. At May 31, 2000, pursuant to an earn-out clause contained in the purchase agreement with YRCR, a further 24,272 ordinary shares of E0.06 each were issued to the YRCR shareholders and on August 31, 2001, a further 10,772 ordinary shares of E0.06 were issued. On October 8, 2002, a further 3,696 ordinary shares of E0.06 were issued (see note 4).

     During the year to May 31, 2001, 275,960 options were exercised by employees at an average exercise price of U.S.$1.78 per share.

     During the year to May 31, 2002, a further 358,100 options were exercised by employees at an average exercise price of U.S.$7.47 per share.

     During the year to May 31, 2003, a further 39,360 options were exercised by employees at an average exercise price of U.S.$18.51 per share for total procceeds of U.S.$728,554.

12.  Income Taxes

     The U.S. based and Irish-based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.

     The components of income before provision for income tax expense are as follows:


                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)

       Ireland                                                           $3,194           $7,702           $6,556
       Other                                                             10,401           11,627           18,727
-------------------------------------------------------------------------------------------------------------------

       Income before provision for income taxes                         $13,595          $19,329          $25,283
-------------------------------------------------------------------------------------------------------------------



       The components of total income tax expense are as follows:

                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)
       Provision for income taxes
       Current:
       Ireland                                                             $440           $1,164           $1,158
       United States                                                      1,613            3,684            4,334
       Other                                                                602              262            1,132
-------------------------------------------------------------------------------------------------------------------

                                                                          2,655            5,110            6,624

       Deferred expenses/(benefit):
       Ireland                                                                -                -               31
       United States                                                        (38)              19              345
-------------------------------------------------------------------------------------------------------------------


       Provision for income taxes                                         2,617            5,129            7,000

       Shareholders' equity for compensation expense for tax
       purposes in excess of amounts recognized for financial
       reporting purposes                                                  (351)            (792)             (48)
-------------------------------------------------------------------------------------------------------------------

       Total                                                             $2,266           $4,337           $6,952
-------------------------------------------------------------------------------------------------------------------




     On January 1, 2001, Ireland's statutory income tax rate decreased from 24% to 20%, on January 1, 2002 from 20% to 16% and on January 1, 2003, from 16% to 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company's consolidated effective tax rate differed from the blended statutory rate as set forth below;


                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)
       Taxes at Irish statutory rate of 14.54%
       (18.33% in 2002; 22.33% in 2001)                                  $3,035           $3,543           $3,676
       Irish income at reduced rates                                       (273)            (537)            (523)
       Foreign and other income taxed at (reduced)/higher rates            (616)           1,126            2,397
       United States state tax net of United States Federal benefit         249              468              556
       Movement in valuation allowance                                      (63)            (127)             374
       Non deductible expenses                                                -              161               35
       Other                                                                285              495              485
-------------------------------------------------------------------------------------------------------------------


       Total provision for income taxes                                  $2,617           $5,129           $7,000
-------------------------------------------------------------------------------------------------------------------




     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                          Year Ended May 31,
                                                         2002             2003
                                                             (in thousands)
       Deferred tax liabilities:
       Property, plant and equipment                     $497             $764
       Goodwill and related assets                        193              828
       Other                                                -              172
--------------------------------------------------------------------------------


       Total deferred tax liabilities                     690            1,764

       Deferred tax assets:
       Deferred revenue                                   287                -
       Net operating loss carryforwards                 1,376            2,292
       Accrued expenses and payments on account           819              946
       Deferred compensation expense                      234              474
--------------------------------------------------------------------------------


       Total deferred tax assets                        2,716            3,712
       Valuation allowance for deferred tax assets     (1,618)          (1,916)
--------------------------------------------------------------------------------


       Deferred tax assets recognized                  $1,098           $1,796
--------------------------------------------------------------------------------


       Net deferred tax asset                            $408              $32
--------------------------------------------------------------------------------



     At May 31, 2002 and 2003, European subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$600,000 and U.S.$1,400,000 respectively.

     At May 31, 2002 and 2003, a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$2,000,000, which expires between 2009 and 2020. Under section 382 of the Internal Revenue Code of 1986, as amended, the subsidiary's ability to use the net operating loss carryforward is limited to U.S.$113,000 per year since the subsidiary experienced a change in ownership of more than 50 percentage points in 2000.

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance for the years ended May 31, 2002 and 2003 of U.S.$1,618,000 and U.S.$1,916,000 respectively. This valuation allowance is based on management's belief that it is more likely than not that the European and US entities' losses and other deferred tax assets will not be utilized given their history of operating losses.



13.  Significant Concentrations

     The Company does business with most major international pharmaceutical companies (see note 15). The Company has not written off any accounts receivable since inception.



14.  Commitments and Contingencies

     The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company has several non-cancellable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company paid U.S.$7,618,000, U.S.$10,963,000 and U.S.$15,743,000 in rental expense for the fiscal years ended May 31, 2001, 2002 and 2003, respectively. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

                                                    Minimum rental payments
                                                        (in thousands)
            2004                                            $16,975
            2005                                             16,633
            2006                                             14,755
            2007                                             11,730
            2008                                             10,720
            Thereafter                                      $58,776
--------------------------------------------------------------------------------



     The Company has a number of finance leases, primarily over furniture and equipment, that expire over the next four years. Future commitments are as follows:

                                                          Lease payments
                                                          (in thousands)
            2004                                               $268
            2005                                                244
            2006                                                 79
            2007                                                 48
            Thereafter                                           19
            Less future finance charges                        (134)
--------------------------------------------------------------------------------


            Total                                              $524
--------------------------------------------------------------------------------



     The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, which may require cash payments of U.S.$8,946,000 to be made during fiscal 2005 if the specified earn-out targets are achieved.



15.  Business Segment Information

     The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. On June 8, 2000, the Company acquired for cash UCT (U.S.), Inc. ("UCT"), subsequently renamed ICON Laboratories Inc., a central laboratory company based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory information disclosed below.

     The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa and India. Segment information for the fiscal years ended May 31, 2001, 2002 and 2003 is as follows:

     a)   The distribution of net revenue by geographical area was as follows:


                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)

       Ireland*                                                         $10,302          $20,406          $26,293
       Rest of Europe                                                    21,939           24,605           34,727
       U.S.                                                              82,572          107,520          158,707
       Other                                                              1,350            4,024            5,998
-------------------------------------------------------------------------------------------------------------------

       Total                                                           $116,163         $156,555         $225,725
-------------------------------------------------------------------------------------------------------------------


       * All sales shown for Ireland are export sales.


     b)   The distribution of net revenue by business segment was as follows:


                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)

       Central laboratory                                               $13,564          $25,887          $26,168
       Clinical research                                                102,599          130,668          199,557
-------------------------------------------------------------------------------------------------------------------

       Total                                                           $116,163         $156,555         $225,725
-------------------------------------------------------------------------------------------------------------------



     c) The distribution of income from operations by geographical area was as follows:


                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)

       Ireland                                                           $1,655           $7,706           $6,532
       Rest of Europe                                                     3,250           (3,397)           1,192
       U.S.                                                               6,424           13,398           17,091
       Other                                                               (253)             506              114
-------------------------------------------------------------------------------------------------------------------

       Total                                                            $11,076          $18,213          $24,929
-------------------------------------------------------------------------------------------------------------------



     d) The distribution of income from operations by business segment was as follows:

                                                                                    Year Ended May 31,
                                                                           2001             2002             2003
                                                                                      (in thousands)

       Central laboratory                                              $(316)           $3,660            $115
       Clinical research                                                 11,392           14,553           24,814
-------------------------------------------------------------------------------------------------------------------

       Total                                                            $11,076          $18,213          $24,929
-------------------------------------------------------------------------------------------------------------------

     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                     Year Ended May 31,
                                                   2002             2003
                                                      (in thousands)

       Ireland                                   $9,795          $17,003
       Rest of Europe                             3,581            6,316
       U.S.                                      11,438           15,066
       Other                                        668            1,118
--------------------------------------------------------------------------------

       Total                                    $25,482          $39,503
--------------------------------------------------------------------------------



     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                        Year Ended May 31,
                                                      2002             2003
                                                         (in thousands)

       Central laboratory                           $2,721           $3,560
       Clinical research                            22,761           35,943
--------------------------------------------------------------------------------

       Total                                       $25,482          $39,503
--------------------------------------------------------------------------------



     g) The distribution of depreciation and amortization by geographical area was as follows:

                                                 Year Ended May 31,
                                        2001             2002             2003
                                                   (in thousands)

       Ireland                          $973           $1,302           $2,330
       Rest of Europe                    728              975            1,138
       U.S.                            3,136            3,513            3,535
       Other                             138              230              302
--------------------------------------------------------------------------------

       Total                          $4,975           $6,020           $7,305
--------------------------------------------------------------------------------


     h) The distribution of depreciation and amortization by business segment was as follows:

                                                Year Ended May 31,
                                       2001             2002             2003
                                                  (in thousands)

       Central laboratory              $737             $591             $732
       Clinical research              4,238            5,429            6,573
--------------------------------------------------------------------------------

       Total                         $4,975           $6,020           $7,305
--------------------------------------------------------------------------------

       i) The distribution of total assets by geographical area was as follows:


                                                        Year Ended May 31,
                                                      2002             2003
                                                         (in thousands)

       Ireland                                     $36,549          $59,838
       Rest of Europe                               66,719           60,982
       U.S.                                         60,789          110,602
       Other                                         1,737            3,592
--------------------------------------------------------------------------------

       Total                                      $165,794         $235,014
--------------------------------------------------------------------------------



       j) The distribution of total assets by business segment was as follows:

                                                       Year Ended May 31,
                                                     2002             2003
                                                        (in thousands)

       Central laboratory                         $16,566          $19,175
       Clinical research                          149,228          215,839
--------------------------------------------------------------------------------

       Total                                     $165,794         $235,014
--------------------------------------------------------------------------------



     k) The distribution of capital expenditures by geographical area was as follows:

                                               Year Ended May 31,
                                      2001             2002             2003
                                                 (in thousands)

       Ireland                      $1,656           $3,158           $6,375
       Rest of Europe                  621            2,563            1,686
       U.S.                          4,341            4,938            7,274
       Other                            71              291              658
--------------------------------------------------------------------------------

       Total                        $6,689          $10,950          $15,993
--------------------------------------------------------------------------------



     l) The distribution of capital expenditures by business segment was as follows:

                                                Year Ended May 31,
                                       2001             2002             2003
                                                  (in thousands)

       Central laboratory              $547           $1,965           $1,520
       Clinical research              6,142            8,985           14,473
--------------------------------------------------------------------------------

       Total                         $6,689          $10,950          $15,993
--------------------------------------------------------------------------------

       m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

                                              Year Ended May 31,
                                     2001             2002             2003

       Client A                        19%              14%              10%
       Client B                        15%               *                *
       Client C                         *               16%              21%
       Client D                         *               13%               *
       Client E                         *                *               11%

       * Net Revenue did not exceed 10%


16.    Supplemental Disclosure of Cash Flow Information

                                                  Year Ended May 31,
                                         2001             2002             2003
                                                    (in thousands)

       Cash paid for interest             $426            $462             $279
--------------------------------------------------------------------------------
       Cash paid for income taxes         $727          $2,514           $7,186
--------------------------------------------------------------------------------



17.    New Accounting Pronouncements
       In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which was effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of this standard did not have a material impact on the Company's results of operations and financial position.

       In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No. 144 did not have a material impact on the Company's results of operations and financial position.

       In November 2001, the Emerging Issues Task Force, or EITF, released EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. The Company does not generally earn a profit on these costs. The Company has always included such reimbursed costs within the measure of gross revenues and adoption of EITF Issue 01-14 had no effect on the reported results.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on the Company's results of operations and financial position.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not have a material impact on our results of operations and financial postion.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. Adoption of FIN 45 did not have a significant effect on the Company's financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are included in the financial statements. The Company has decided to continue to account for stock options in accordance with the provisions of APB No. 25.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which interprets Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company did not create or obtain an interest in a VIE after January 31, 2003 and does not expect the impact of fully adopting FIN 46 to have a significant impact on our financial statements.

     On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the Company's foreign exchange contracts do not qualify for hedge accounting treatment. The Company does not expect the impact of adopting Statement 149 to have a significant impact on our financial statements.

     On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not expect the impact of adopting Statement 150 to have a significant impact on our financial statements.

     The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. The Company will adopt EITF Issue No. 00-21 on June 1, 2003 and does not expect this will have a significant impact on its financial statements.



18.  Related Parties

     On February 6, 1998, the Company entered into an Option Agreement with Rosa Investment Limited ("Rosa"). Rosa's sole activity is to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which is to hold Mr. Gray's option to exercise 54,000 ordinary shares. At any time between April 26, 2000 and April 26, 2004, Rosa may sell Clear to the Company in exchange for 54,000 ordinary shares, provided that Clear still holds Mr. Gray's option and cash equal to the exercise price of Mr. Gray's option. Such sale to the Company would be the economic equivalent of an exercise of stock options directly by Mr. Gray. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON public limited company




                                                        /s/ Sean Leech
                                                        ------------------------
July 25, 2003.                                          Sean Leech
Date                                                    Chief Financial Officer

Certification of Chief Executive Officer
       Pursuant to Section 302 of
       the Sarbanes-Oxley Act of 2002

I, Peter Gray, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  October 21, 2003



/s/ Peter Gray
-------------------------
Peter Gray
Chief Executive Officer

Certification of Chief Financial Officer
       Pursuant to Section 302 of
       the Sarbanes-Oxley Act of 2002

I, Sean Leech, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc ("the registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  October 21, 2003



/s/ Sean Leech
---------------------------
Sean Leech
Chief Financial Officer

EXHIBIT INDEX

99.1 Certifications of the Company's CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Certification Pursuant to 18 U.S.C. Section 1350,
       As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ICON plc (the "Company") on Form 20-F for the period ending May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Gray, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  October 21, 2003



/s/ Peter Gray
-------------------------------
Peter Gray
Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the report or as a separate disclosure document. A signed original of this written statement required by section 906 has been provided to ICON plc and will be retained by ICON plc and furnished to the Securities and Exchange Commission or its staff upon request.





                Certification Pursuant to 18 U.S.C. Section 1350,
      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ICON plc (the "Company") on Form 20-F for the period ending May 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean Leech, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  October 21, 2003



/s/ Sean Leech
---------------------------
Sean Leech
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the report or as a separate disclosure document. A signed original of this written statement required by section 906 has been provided to ICON plc and will be retained by ICON plc and furnished to the Securities and Exchange Commission or its staff upon request.