Form 20-F
period 2004-05-31
ICON PLC  /ADR/
filed 2004-08-30
CIK 1060955

FORM 20-F

(Mark One)
      / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                    OR
      /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                For the fiscal period ended: May 31, 2004
                                                    OR
      / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:
                           ICON public limited company
.................................................................................
             (Exact name of Registrant as specified in its charter)

                                     Ireland
.................................................................................
                 (Jurisdiction of incorporation or organization)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
.................................................................................
                    (Address of principal executive offices)

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

American Depository Shares, representing Ordinary Shares, par value (euro)0.06 each Ordinary Shares, par value (euro)0.06 each
--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)
--------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,838,476 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

--------------------------------------------------------------------------------
Yes.........X..........              No.....................

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17.........                     Item 18.........X........

TABLE OF CONTENTS


General......................................................................  1

Cautionary Statement.........................................................  1

Part I

    Item 1.    Identity of Directors, Senior Management and Advisors.........  1

    Item 2.    Offer Statistics and Expected Timetable........................ 1

    Item 3.    Key Information................................................ 2

    Item 4.    Information on the Company..................................... 7

    Item 5.    Operating and Financial Review and Prospects...................18

    Item 6.    Directors, Senior Management and Employees.....................27

    Item 7.    Major Shareholders and Related Party Transactions..............31

    Item 8.    Financial Information..........................................32

    Item 9.    The Offer and the Listing......................................33

    Item 10.   Additional Information.........................................34

    Item 11.   Quantitative and Qualitative Disclosures about Market Risk.....41

    Item 12.   Description of Securities Other than Equity Securities.........41

Part II

    Item 13.   Defaults, Dividend Arrearages and Delinquencies................42

    Item 14.   Material Modifications to the Rights of Security Holders and
               Use of Proceeds................................................42

    Item 15.   Reserved.......................................................42

    Item 16.   Reserved.......................................................42

Part III

    Item 17.   Financial Statements...........................................43

    Item 18.   Financial Statements...........................................43

    Item 19.   Financial Statements and Exhibits..............................43

General

As used herein, "ICON plc" and the "Company" refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON's financial statements and other financial data contained in this Form 20-F are presented in United States dollars ("$") and are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

In this Form 20-F, references to "U.S. dollars," "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to the lawful currency of the United Kingdom, references to "Israeli Shekels" or "ILS" are to the lawful currency of Israel, references to "Euro" or "(euro)" are to the European single currency adopted by twelve members of the European Union (including the Republic of Ireland, France, Germany & the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

ICON prepares its consolidated financial statements on the basis of a fiscal year beginning on June 1 and ending on May 31. References to a fiscal year in this Form 20-F shall be references to the fiscal year ending on May 31 of that year. In this Form 20-F, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such fiscal years.


Cautionary Statement

Statements included herein which are not historical facts are forward looking statements. Such forward looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in ICON's Securities and Exchange Commission filings. ICON has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.


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

                                                                                     Year Ended May 31,
                                                        2000            2001          2002          2003           2004

                                                              (in thousands, except share and per share data)
--------------------------------------------------------------------------------------------------------------- --------


 Statement of Operations Data:
 Gross revenue                                      $115,087        $151,832      $218,842      $340,971       $443,875
 Subcontractor costs (1)                            (34,320)        (35,669)      (62,287)     (115,246)      (146,952)
------------------------------------------------------------------------------------------------------------------------
 Net revenue                                          80,767         116,163       156,555       225,725        296,923
 Costs and expenses:
   Direct costs                                       42,007          63,800        83,371       122,373        162,562
  Selling, general and administrative                 27,348          36,312        48,951        71,118         88,807
  Merger costs (3)                                     1,617               -             -             -              -
  Depreciation and amortization                        3,264           4,975         6,020         7,305         11,171
------------------------------------------------------------------------------------------------------------------------
 Total costs and expenses                             74,236         105,087       138,342       200,796        262,540
------------------------------------------------------------------------------------------------------------------------
 Income from operations                                6,531          11,076        18,213        24,929         34,383
 Net interest income                                   2,659           2,519         1,116           354            288
------------------------------------------------------------------------------------------------------------------------
 Income before provision for income taxes              9,190          13,595        19,329        25,283         34,671
 Provision for income taxes                           (3,122)         (2,617)       (5,129)       (7,000)        (8,929)
------------------------------------------------------------------------------------------------------------------------
 Net income (4)                                       $6,068         $10,978       $14,200       $18,283        $25,742
------------------------------------------------------------------------------------------------------------------------

 Net income per ordinary share (2)(4):
    Basic                                              $0.55           $0.97         $1.22         $1.55          $1.94
------------------------------------------------------------------------------------------------------------------------
    Diluted                                            $0.51           $0.92         $1.16         $1.50          $1.88
------------------------------------------------------------------------------------------------------------------------

 Weighted average number of ordinary shares outstanding:
    Basic                                         11,050,556      11,292,610    11,656,153    11,813,788     13,267,531
------------------------------------------------------------------------------------------------------------------------
    Diluted                                       11,824,359      11,943,849    12,241,820    12,181,094     13,703,163
------------------------------------------------------------------------------------------------------------------------

 Pro forma information
 Adjustment for pro forma income taxes (3)               537
------------------------------------------------------------------------------------------------------------------------

 Pro forma net income                                  6,605
------------------------------------------------------------------------------------------------------------------------
 Net income per ordinary share:
    Basic                                              $0.60
------------------------------------------------------------------------------------------------------------------------
    Diluted                                            $0.56
------------------------------------------------------------------------------------------------------------------------




                                                              As of May 31,

                                          2000            2001          2002          2003          2004
                                          ----            ----          ----          ----          ----

                                                               (in thousands)


     Balance Sheet Data:
     Cash and cash equivalents        $ 26,552        $ 11,179      $ 36,291      $ 18,311      $ 55,678
     Short term investments             21,405          35,941        18,551             -        23,085
     Working capital                    57,962          61,147        72,923        53,827       113,813
     Total assets                      100,118         128,967       165,794       235,014       335,323
     Total debt                          2,251          11,518        11,745         7,126             -
     Government grants                     533             476           962         1,140         1,411
     Shareholders' equity              $77,053         $86,580      $107,561      $136,910      $216,760


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



                                                                                Year ended May 31,
                                                              2000         2001           2002           2003          2004
                                                                               (in thousands)
     Reported net income                                    $6,068      $10,978        $14,200        $18,283       $25,742
     Add back goodwill amortization                             38          210              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------

     Adjusted net income                                    $6,106      $11,188        $14,200        $18,283       $25,742
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------

                                                                                  (in dollars)
     Basic net income per ordinary share reported            $0.55        $0.97          $1.22          $1.55         $1.94
     Add back goodwill amortization                              -        $0.02              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
     Adjusted  basic net income per  ordinary  share
     reported                                                $0.55        $0.99          $1.22          $1.55         $1.94
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
                                                                                  (in dollars)
     Diluted net income per ordinary share reported
                                                             $0.51        $0.92          $1.16          $1.50         $1.88
     Add back goodwill amortization                              -        $0.02              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
     Adjusted  diluted net income per ordinary share
     reported                                                $0.51        $0.94          $1.16          $1.50         $1.88
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------



Risk Factors

You should carefully consider the following factors and any other information in this document before deciding to purchase our American Depository Shares ("ADSs").

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

     We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, they could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.

We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business.

     We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the fiscal year ended May 31, 2004, 40% of our net revenue was derived from our top five clients. In fiscal 2004, 17% of our net revenue was from Astra Zeneca, no other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2003, 51% of our net revenue was derived from our top five clients. In fiscal 2003, 21% of our net revenue was from Astra Zeneca, 11% from Sanofi-synthelabo inc. and 10% from Pfizer. During the fiscal year ended May 31, 2002, 60% of our net revenue was derived from our top five clients. In fiscal 2002, 16% of our net revenue was from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb. The loss of, or a significant decrease in business from, one or more of these clients could have a material adverse effect on our business.

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

     Our business, future success and ability to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although we have not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.

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

     We derived approximately 37.6% of our consolidated net revenue in 2004 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results.

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

     In addition, we maintain an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award.

Item 4.  Information on the Company.

General

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of May 31, 2004, we had approximately 2,450 employees and operations in 33 locations in 20 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 50 countries. For the fiscal year ended May 31, 2004, we derived approximately 62.4%, 34.0% and 3.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

During the fiscal year ended May 31, 2004, we commenced operations in Budapest, Hungary, Barcelona, Spain, and Hong Kong, China.

On July 3, 2003, we entered into a creditline facility for a total of U.S.$60 million. This facility was entered into jointly with Bank of Ireland plc and Ulster Bank Ireland Ltd, and replaced existing Allied Irish Banks plc and PNC facilities.

On August 6, 2003, we completed a secondary offering on the NASDAQ exchange raising approximately $44.3 million, after the deduction of costs, through the issuance of an additional 1.5 million shares at $32.25 per share.

On September 9, 2003, we completed the acquisition of Globomax LLC, a leading US drug development company which provides a range of development and consulting services to the pharmaceutical, biotechnology industries and medical device.

On July 1, 2004 we acquired 70% of the outstanding share capital of Beacon Bioscience, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.

ICON plc's principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

     The CRO industry provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively to maximize the profit potential of patent-protected products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

     The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients, the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical, biotechnology and medical device companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs who are invited to bid for projects. We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.


Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2003 was in excess of $14 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Continue to Deliver High Quality Services and Customer Satisfaction. We believe that our dedicated team approach allows us to provide high quality, timely and cost effective services that are designed to be highly responsive to our clients' needs. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients. In the fiscal year ended May 31, 2004, approximately 97% of our net revenue was derived from second or subsequent projects with clients.

Expand Geographic Presence. We believe that the capability to provide our services on a global basis in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 33 offices in 20 countries and intend to continue expanding into regions that have the potential to increase our client base or increase our investigator and patient populations.

Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients.

Services

Consistent high quality performance is what we have come to stand for with our clients, and a large part of our continued success is due to the high quality standards we have set and delivered on projects to date. The achievement of these quality goals is made possible by the implementation and maintenance of an effective quality management system, which not only ensures that our business and quality objectives are achieved, but which is sufficiently dynamic to rapidly respond to changes in the clinical research and regulatory environments.

We maintain an integrated quality management system, which is designed to serve the business needs while complying with Good Corporate Practice ("GCP") guidelines, and which is structured according to the requirements of ISO 9000 international standards. The quality management documentation includes over 700 standard operating procedures ("SOP"s), working procedures and policies that are implemented on a global basis. In addition, our independent quality assurance division has the responsibility for assuring that processes conform to pre-determined quality, ethical and regulatory standards.

One of the driving forces behind our quality performance is management commitment to ISO 9000. Since 1994 when we were first registered to ISO 9002, we have continued to undergo several quality systems surveillance audits each year, in order to maintain global registration. In 2003 we attained the new ISO 9001:2000 standard.

This global registration is unique in the industry and demonstrates our commitment to providing exceptional clinical research management services. We remain the only CRO to have ISO registration across all offices and functions.

During fiscal 2004, our Phase I unit achieved ISO 9001:2000 registration and more new offices are scheduled to undergo the registration audits in 2005. These include offices in South Africa and Canada. Further improvements are resulting in a more effective internal auditing strategy, which combines the advantages and efficiency of operational risk assessment, with a process-focused approach on tasks that are critical to quality and customer satisfaction.

The range of clinical research services we provide facilitates the collection, analysis and reporting of clinical trials data, which will ultimately become part of a client's drug registration submission. The range of services is outlined below:


Clinical Pharmacology

A critical step in the clinical development process is the confirmation of safety and efficiency in new drug candiates. This is achieved through the execution of Clinical Pharmacology or Phase I studies. These studies are undertaken to determine the metabolic and pharmacological effects of drug candidates in healthy volunteers.

Bioanalysis

Supporting the clinical development process, bioanalysis is carried to source the data required for pharmacokinetic and pharmacodynamic analysis. Bioanalysis quantifies the drug and its major metabolites in samples collected from cell culture media, plasma, serum, and urine.

Pharmacokinetic and Pharmacodynamic analysis

Pharmacokinetic analysis is carried out to measure the effects of absorption, distribution and elimination of a drug and its metabolites. Pharmacodynamic analysis access the effects of new drug candidate on the physiology of the body

Study Protocol Preparation

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

Study Monitoring and Data Collection

As patients in a clinical trial are examined and tests are conducted in accordance with the study protocol, patient data is recorded on CRFs and laboratory reports. In order to ensure accurate results, we provide:

     . Specially trained monitors who visit sites regularly to ensure that the CRFs are completed correctly and that all data specified in the protocol are collected.
     . Personnel who review CRFs for consistency and accuracy before the data is entered into an electronic database.
     . Study monitoring and data collection services which comply with the FDA's good clinical practice guide lines and other relevant regulatory requirements.

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

Clinical Data Management

As the study progresses, the data from the CRFs is entered into databases that are designed in accordance with the specifications of the project and the particular needs of the client. We provide:

     . Personnel who screen the data to detect errors, omissions or other deficiencies prior to data entry.
     . Study specific computer programs which are written in order to validate the data.
     . The creation of a final database that is electronically transferred to a biostatistical group for subsequent analysis.

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

Central Laboratory Services

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. Our central laboratory operation provides:

     .    A broad range of sample analyses.
     . An efficient logistics system to ensure rapid receipt of samples from the investigator. . State of the art analytical technology.
     .    Electronic transmission of test results to the investigator.

IVR (Interactive Voice Response)

IVR systems use the global telecommunication networks to transfer data to a single, centrally located database. IVR systems are used in clinical studies primarily for study site administration, enrolling and randomizing patients, management of clinical supplies and collection of patient diaries.

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

Strategic Drug Development Services

The Strategic Development division of ICON has broad expertise and can offer a full range of global services including regulatory affairs, CMC strategy and management, product development strategy, project managemnt though all phases of clinical development, product life cycle management, qualility, compliance, pharmacokinetics, biopharmaceutics, biostatistics, clinical research, preclinical research, data management, programming and biostatistics.

Organizational Structure


          Name                                            Country of incorporation            Group ownership

          ICON Clinical Research (UK) Limited             United Kingdom                           100%

          ICON Clinical Research Inc.                     USA                                      100%

          ICON Clinical Research Limited                  Republic of Ireland                      100%

          ICON Japan K.K.                                 Japan                                    100%

          ICON Clinical Research GmbH                     Germany                                  100%

          ICON Clinical Research Pty Limited              Australia                                100%

          ICON Clinical Research S.A.                     Argentina                                100%

          ICON Clinical Research SARL                     France                                   100%

          ICON Clinical Research Pte.                     Singapore                                100%

          ICON Clinical Research Israel Limited           Israel                                   100%

          Medeval Group Limited                           UK                                       100%

          ICON Laboratories, Inc.                         USA                                      100%

          Managed Clinical Solutions, Inc.                USA                                      100%

          ICON Clinical Research (Canada) Inc.            Canada                                   100%

          Globomax LLC                                    USA                                      100%

          ICON Clinical Research Espana S.L.              Spain                                    100%

          ICON Clinical Research Kft                      Hungary                                  100%



     All shareholdings comprise ordinary shares.

     All subsidiary undertakings are involved in the provision of contract research services to the pharmaceutical, biotechnology and medical device industries.

Information Systems

Our information technology strategy is to build systems that help in the delivery of our business strategy. The focus is to provide ease of access to information for our staff and clients. Our current information systems are built around open standards and leading commercial hardware and software. All critical business systems are formally delivered following a documented approach. Critical clinical information systems which manage clinical data are validated in accordance with the latest FDA regulations.

Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility includes linking directly to client systems or for a client to have access to designated ICON systems. Frequently, we have established secure wide area network, or WAN, links to the client's data systems, have trained our staff in those systems and have delivered data on-line to the client's database. We also provide secure remote access to our systems for clients to review their study information.

We have deployed a suite of software applications that assist in the management of our activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes and an investigator grants management application which utilizes this tracking data to trigger payments when they become due to investigators. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, and patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or WAP enabled device.

In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

Our IT systems are operated from two centralised hubs in Philadelphia and Dublin. Other offices are linked to these hubs through a resilient network that is both internally managed and outsourced to a leading telecommunications provider. Travelling staff can also access all systems via secure remote dial up facilities. A global corporate Intranet portal provides access to all authorized data and applications for our internal staff.


Sales and Marketing

Our global sales and marketing strategy is to focus our business development efforts on pharmaceutical, biotechnology and medical device companies whose development projects are advancing. By developing and maintaining close relationships with our clients, we gain repeat business and achieve lateral penetration into other therapeutic divisions where applicable. Simultaneously, we are actively establishing new client relationships.

While our sales and marketing activities are carried out locally by executives in each of our major locations, the sales and marketing process is coordinated centrally. In addition, all of our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.

Clients

In 2004 revenue was earned from over 350 clients, including all of the top 30 pharmaceutical companies as ranked by 2003 revenues.

We have expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and have expanded through acquisition to offer a broader range of services. In the fiscal year ended May 31, 2004, 62.4% of our net revenue was generated in the United States, 34.0% in Europe and 3.6% in Rest of World.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. During the fiscal year ended May 31, 2002, we received 16% of our net revenue from Astra Zeneca, 14% from Pfizer and 12% from Bristol Myers Squibb. In fiscal year 2003, we received 21% of our net revenue from Astra Zeneca, 11% from Sanofi-Synthelabo Inc. and 10% from Pfizer. In fiscal year 2004, we received 17% of our net revenue from Astra Zeneca. No other client contributed more than 10% of net revenues in fiscal 2004. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical, biotechnology and medical device industries.

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

Contract terms may range from one year to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, to a lesser extent, on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

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


Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients

At May 31, 2004, we had a backlog of $464 million, compared with approximately $352 million at May 31, 2003. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

     NDA Preparation and Submission. Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large submission, the New Drug Application, or NDA, which today comprises, on average, approximately 100,000 pages.

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

We also maintain U.S. offices in Chicago, Philadelphia, Nashville, Irvine, San Francisco, Houston, Wilmington, Raleigh, Baltimore, Tampa and two offices in New York. Our European subsidiaries maintain offices are Southampton, Frankfurt, Paris, Moscow, Amsterdam, Marlow, Manchester, Tel Aviv, Stockholm, Riga, Budapest and Barcelona. Our Rest of World offices are located in Tokyo, Singapore, Sydney, Bangalore, Buenos Aires, Johannesburg, Montreal, and Hong Kong.


Item 5.  Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.



Overview

ICON plc is a contract research organization, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the management, execution and analysis of complex multi-national clinical trials. Headquartered in Dublin, Ireland, we began operations in 1990 and, to date, have expanded our business through internal growth and strategic bolt-on acquisitions. As of May 31, 2004, we had approximately 2,450 employees and operations in 33 locations in 20 countries, including the United States and major markets in Europe and Rest of World. In fiscal 2004, 62.4%, 36.0% and 3.6% of our net revenue was derived in the United States, Europe and Rest of World, respectively. See Note 15 to the Consolidated Financial Statements.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At May 31, 2004, we had a backlog of $464 million, compared with approximately $352 million at May 31, 2003. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have twelve operations operating in U.S. dollars, five trading in Euros, three in pounds Sterling, and one each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint and Hong Kong dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

We have received capital and revenue grants from Forbairt, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to May 31, 2004, we have received $2,506,507 and $1,863,006 under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

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


                                                   2002          2003           2004             2002              2003
                                                                                              to 2003           to 2004
                                                   Percentage of Net Revenue                   Percentage Increase/
                                                                                                 (Decrease)

Net revenue                                      100.0%        100.0%         100.0%            44.2%             31.5%

Costs and expenses:
Direct costs                                      53.3%         54.2%          54.7%            46.8%             32.8%

Selling, general and administrative               31.3%         31.5%          29.9%            45.3%             24.9%

Depreciation                                       3.8%          3.3%           3.8%            21.3%             52.9%

Income from operations                            11.6%         11.0%          11.6%            36.9%             37.9%



Fiscal Year Ended May 31, 2004 Compared to Fiscal Year Ended May 31, 2003

Net revenue increased by $71.2 million, or 31.5%, from $225.7 million to $296.9 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA, MCS, Medeval and GloboMax) amounted to $24.5 million for the fiscal year ended May 31, 2004. Including the impact of acquisitions, revenues in the United States, Europe and the Rest of World grew by 16.8%, 65.6% and 76.4% respectively. In the twelve months to May 31, 2004, net revenue from our central laboratory business grew by 2.8% from $26.2 million to $26.9 million while our clinical research segment grew by 35.3% from $199.6 million to $270.0 million over the comparable period. The growth in net revenue in our clinical research segment and central laboratory is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $40.2 million, or 32.8%, from $122.4 million to $162.6 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $13.2 million. Direct costs as a percentage of net revenue increased from 54.2% in the twelve months to May 31, 2003 to 54.7% in fiscal 2004.

Selling, general and administrative expenses increased by $17.7 million, or 24.9%, from $71.1 million to $88.8 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $9.5 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.5% in the twelve months to May 31, 2003 to 29.9% for the fiscal year ended May 31, 2004.

Depreciation expense increased by $3.9 million, or 52.9%, from $7.3 million to $11.2 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisitions of $0.6 million. As a percentage of net revenue, depreciation increased from 3.3% of net revenues in the twelve months to May 31, 2003 to 3.8% for the fiscal year ended May 31, 2004.

Income from operations increased by $9.5 million, or 37.9%, from $24.9 million to $34.4 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisitions of BPA, MCS, Medeval and GloboMax. As a percentage of net revenue, income from operations increased from 11.0% for the twelve months to May 31, 2003 to 11.6% of net revenues for the fiscal year ended May 31, 2004. For the fiscal year 2004, income from operations, as a percentage of net revenue for the central laboratory fell to (12.2)% from 0.4% in fiscal 2003 due to an expanded cost base. The central laboratory constitutes approximately 9% of our business. Operating margins for our clinical research segment increased from 12.4% in the twelve months to May 31, 2003, to 13.9% for the fiscal year ended May 31, 2004 due principally to improved staff utilization and enhanced leverage of our overhead costs.

Net interest income for the year ended May 31, 2004, was $0.3 million, a decrease of $0.1 million on the equivalent period last year due primarily to lower then average interest rates during the current fiscal year.

ICON's effective tax rate for the year ended May 31, 2004, was 25.8% compared with 27.7% for the comparable period last year. The decrease in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

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

Direct costs increased by $39.0 million, or 46.8%, from $83.4 million to $122.4 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $11.1 million. Direct costs as a percentage of net revenue increased from 53.3% in the twelve months to May 31, 2002 to 54.2% in the fiscal 2003.

Selling, general and administrative expenses increased by $22.2 million, or 45.3%, from $48.9 million to $71.1 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $5.4 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 31.3% in the twelve months to May 31, 2002 to 31.5% for the fiscal year ended May 31, 2003.

Depreciation expense increased by $1.3 million, or 21.3%, from $6.0 million to $7.3 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisitions of $0.2 million. As a percentage of net revenue, depreciation and amortization decreased from 3.8% of net revenues in the twelve months to May 31, 2002 to 3.3% for the fiscal year ended May 31, 2003.

Income from operations increased by $6.7 million, or 36.9%, from $18.2 million to $24.9 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA,

MCS and Medeval. As a percentage of net revenue, income from operations decreased from 11.6% for the twelve months to May 31, 2002 to 11.0% of net revenues for the fiscal year ended May 31, 2003. For the fiscal year 2003, income from operations, as a percentage of net revenue for the central laboratory fell to 0.4% from 14.1% in fiscal 2002, due principally to a higher than normal level of project cancellations in the first quarter of fiscal 2003. Operating margins for our clinical research segment increased from 11.1% in the twelve months to May 31, 2002, to 12.4% for the fiscal year ended May 31, 2003 due principally to improved staff utilization.

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

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million, raised in our secondary offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the three fiscal years ended May 31, 2002, 2003 and 2004, amounted to $88.2 million, $135.2 million, and $174.5 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

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

As of May 31, 2004, our working capital was $113.8 million, compared to $53.8 million at May 31, 2003. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 60 days at May 31, 2004, 64 days at May 31, 2003 and 67 days at May 31, 2002. The decrease from May 31, 2003 to May 31, 2004, was due primarily to increased cash collections, as a result of a more stringent application of our trading terms with respect to our accounts receivable.

Net cash provided by operating activities was $43.6 million in the year ended May 31, 2004, compared with $21.5 million in fiscal 2003 and $17.3 million in the fiscal year ended May 31, 2002. The increase in cash provided in fiscal 2004 was due primarily to improved cash collections and increased profitability.

Net cash used in investing activities was $47.3 million in the year ended May 31, 2004, compared with $35.3 million in the year ended May 31, 2003 and net cash provided by investing activities of $4.8 million in the year ended May 31, 2002. This increase in net cash used is due principally to acquisition activity in the current fiscal year and purchase of short-term investments.

Net cash provided by financing activities was $42.5 million in the year ended May 31, 2004, compared with net cash used in financing activities of $4.6 million in fiscal 2003 and net cash provided by financing activities of $2.7 million in the fiscal year ended May 31, 2002. The main reason for this increase is the receipt of the net proceeds of $44.3 million, following the issue of 1,500,000 American Depositary Shares by the Company in August 2003.

As a result of these cash flows, cash and cash equivalents increased by $37.4 million in the year ended May 31, 2004, compared to a net decrease of $18.0 million in the year ended May 31, 2003 and a net increase of $25.1 million in the year ended May 31, 2004.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$146,604). As of May 31, 2004, the full facility was available to be drawn down.

The Company also entered into an overdraft agreement with AIB, whereby the company guaranteed any overdraft of the subsidiary ICON Clinical Research Israel Ltd. up to an amount of U.S.$250,000. This facility was terminated on April 20, 2004.

On November 17, 1998, we entered into an overdraft facility (the "AIB facility") for (euro)2,539,000 ($3,101,896) with AIB. This facility bore an annual interest rate equal to AIB Bank's Prime Rate plus one-quarter of one percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

On July 29, 2002, we entered into an additional AIB facility for STG(pound)50,000 ($91,664) This facility bore interest at an annual rate equal to AIB Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), had a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A. ("PNC"). The PNC Facility bore interest at an annual rate equal to PNC's Prime Rate less three-quarters of one percent. The full sum of the unpaid principal and interest was payable on demand. The PNC Facility was secured by a first priority security interest in certain assets of the Borrower. This facility was terminated on July 3, 2003.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million; and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at May 31, 2004, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at May 31, 2004, the full amount of this facility was available to be drawn down.

On September 9, 2003, we completed the acquisition of Globomax LLC, for an initial cash consideration of $10.9 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006.

Contractual obligations table

The following table represents the contractual obligations and commercial commitments of ICON plc as of May 31, 2004:



                                                                  Payments due by period

  Contractual obligations
                                                     Total    Less than 1      1 to 3   3 to 5      More
                                                                     year       years    years    than 5
                                                                                                   years

  Long-Term Debt Obligations
  Capital Lease Obligations                           $0.4           $0.3        $0.1        -         -
  Operating lease Obligations                        147.9           21.9        33.7     26.3      66.0
  Purchase Obligations (1)                             4.5              -         4.5        -         -
  ----------------------------------------------- --------- -------------- ----------- -------- ---------

  Total (U.S.$ in millions)                         $152.8          $22.2       $38.3    $26.3     $66.0
  ----------------------------------------------- --------- -------------- ----------- -------- ---------

     (1) This figure consists of $2.0 million payable under earn out clauses included in acquisitions undertaken in fiscal 2004 and the remaining $2.5 million relating to prior period acquisitions. Of the $4.5 million, $2.5 million of the earn out targets have been reached at May 31, 2004 and has been recorded in other liabilities.

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

     We base our estimates and judgements on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following is a discussion of the accounting policies used by us, which we believe are critical in that they require estimates and judgements by management.





Revenue Recognition

     Significant management judgements and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgements or estimates prove to be incorrect or if management's estimates change on the basis of development of the business or market conditions. To date there has been no material differences arising from these judgements and estimates.

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

If the implied fair value of reporting unit goodwill is lower then its carring amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgements, particularly with respect to expected revenue and cost projections or the impact of any reorganisation or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgements in assessing the carrying value of our goodwill.



Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46, revised--Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R has not had a material impact on the Company's Consolidated Financial Statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, our foreign exchange contracts do not qualify for hedge accounting treatment. The adoption of SFAS No.149 did not have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 did not have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. We adopted EITF Issue No. 00-21 on June 1, 2003. The adoptions of EITF Issue No. 00-21did not have a significant impact on our financial statements.

In December 2003, the FASB issued SFAS Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132 (revised)"). SFAS No. 132 (revised) will revise employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 (revised) will retain and revise the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. SFAS No. 132 did not have a material impact on the Company's Consolidated Financial Statements.

Item 6.  Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc directors, officers and other key employees as of May 31, 2004.

Name                                        Age      Position
--------------------------------------------------------------------------------
Dr. John Climax(1)(2)(5)          51       Chairman of the Board
Peter Gray(1)                     49       Chief Executive Officer, Director
Sean Leech(1)                     33       Chief Financial Officer
Dr. Ronan Lambe(1)                64       Director
Thomas Lynch(2)(3)(4)             47       Director
Edward Roberts(2)(3)(4)           69       Director
Lee Jones(3)(4)(6)                48       Director
Shuji Higuchi                     64       Director
William Taaffe                    55       President & Chief Executive Officer
                                           of ICON Clinical Research - U.S.
Dr. Peter Sowood                  51       President of ICON Clinical Research
                                           - Europe
Edward Caffrey                    50       President of ICON Laboratories
Dr. Dan Weng                      41       President of ICON Clinical Research
                                           - Rest of World
Dr. John Hubbard                  47       Chief Operating Officer, ICON
                                           Clinical Research - U.S.
Dr. Thomas Frey                   51       Chief Operating Officer, ICON
                                           Clinical Research - Europe
Josephine Coyle                   46       Vice President for Corporate Quality
                                           Assurance

(1)  Executive Officer of the Company.
(2)  Member of Compensation Committee.
(3)  Member of Audit Committee.
(4)  Member of Nomination Committee.
(5) Resigned from the Compensation Committee on July 22, 2004. (6) Joined the Compensation Committee on July 22, 2004.

Dr. John Climax, one of the Company's co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 19 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982.

Peter Gray has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 13 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

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

Dr. Ronan Lambe, one of the Company's co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 22 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

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

Edward Roberts has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 39 years of experience in the pharmaceutical industry. He has been a partner in Global Health Care Partners since June 1998, and also serves as Chairman of Biopartners and Chairman of the Advisory Board of Merz & Co. GmbH.

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

Mr. Shuji Higuchi has served as an outside Director of the Company since September 2004. Dr. Higuchi has over 39 years of experience in the pharmaceutical industry. Dr. Higuchi is currently Director of R&D and Business Integration, Kyoto University Hospital, Japan. Prior to this Dr. Higuchi has served as President of Takeda Pharma GmbH from 1983 to 1992, President of Takeda Europe R&D Centre, Frankfurt / London from 1992 to 2002, and served as a Corporate Officer of Takeda Chemical Industries Limited, Japan from 1999 to 2002.

William Taaffe has served as President of ICON Clinical Research - U.S. since November 1993 and now also holds the title of Chief Executive Officer of ICON Clinical Research - U.S. Mr. Taaffe has over 28 years of experience in the contract research and the pharmaceutical industries in Ireland, Canada and the United States. Mr. Taaffe received his bachelor of science degree in 1970 from the University College Dublin.

Dr. Peter Sowood, has served the company as President of ICON Clinical Research Europe since November 2003. Prior to joining the Company, Dr. Sowood held various positions at Covance Clinical and Periapproval Services, Ltd., including the position of Vice-president Clinical Research. Dr. Sowood was educated at the University of Cambridge in Medical Sciences and followed on to Oxford University where he took Medical Degrees before joining the RAF as a Medical Officer. Dr. Sowood obtained his PhD in 1988 and MBA in 1993.

Edward Caffrey has served as President of ICON Laboratories since June 2000. Mr. Caffrey has over 22 years experience in the contract research industry. From January 1998 until joining ICON, Mr. Caffrey was Senior Vice President of Clinical Operations at Covance North America; he also served as a Managing Director at Covance from January 1990 to January 1998. Mr. Caffrey is a fellow of the Institute of Biomedical Sciences in London and holds an MSc from Dublin City University.

Dr. Dan Weng, has served as President of ICON Clinical Research Rest of World since April 2004, having previously held the position of Senior Vice President - Rest of World since joining the Company in January 2003. Dr. Weng previously worked in the Asia Pacific region for both Pharmanet and Quintiles. Prior to joining the CRO industry in 1997, Dr. Weng worked in the US at the Harvard Medical School and at UCSF. Educated as a physician in China, Dr. Weng subsequently obtained an MBA and a PhD in the UK.

Dr. John W. Hubbard has served as Chief Operating Officer of ICON Clinical Research - U.S. since October 1999. Dr. Hubbard has more than 19 years of experience in pharmaceutical research and development. From July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, a division of

Innovative Clinical Solutions, Ltd. Dr. Hubbard received a Ph.D. in Cardiovascular Physiology from the University of Tennessee and a B.S. in Psychology/Biology from the University of Santa Clara.

Dr. Thomas Frey has served as Chief Operating Officer for ICON Clinical Research Europe since June 2001 and previously served as Vice President of ICON Clinical Operations Europe from January 2000 to May 2001. Dr. Frey has 16 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Marion Roussel. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of director of Quality Assurance.


Board of Directors
ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2005, it is anticipated that three directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
We established a compensation committee and an audit committee in 1998 and the nominating committee in 2004, all of which are committees of the Board of Directors and are composed mainly of non-executive directors of ICON plc.

Compensation committee
The compensation committee comprises Thomas Lynch (Chairman), Edward Roberts and Lee Jones. It deals with all aspects of senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to ICON.

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON's objectives.

Audit committee
The audit committee comprises Edward Roberts (Chairman), Thomas Lynch and Lee Jones. It reviews the annual report, the quarterly earnings releases, the effectiveness of the system of internal controls, reviews the compliance with our ethical code and legal requirements and approves the appointment and removal of the external auditors. It also addresses all issues raised and recommendations made by the external auditors and pre-approve all auditor services.

Nomination committee
The Nominating Committee comprises Thomas Lynch, Edward Roberts and Lee Jones. On an ongoing basis it reviews the membership of the board of directors, board committees and the performance of the directors and management. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company. The nominating committee held one formal meeting during 2004.

The aggregate compensation paid by ICON to all persons who served in the capacity of director or executive officer in fiscal 2004 (8 persons) was approximately $2.2 million, but does not include expenses reimbursed to officers (including business travel, professional and business association dues and expenses). As of May 31, 2004, options granted to directors and executive officers of ICON to purchase an aggregate of 82,400 of our ordinary shares were outstanding. The options are exercisable at prices between $18.00 and $42.15 and expire between May 15, 2006 and February 4, 2012.

In addition, our officers are eligible to participate in ICON's Incentive Share Option Scheme. See Note 9 to the Consolidated Financial Statements.


Employees

We employed 2,432, 2,280 and 1,637 people for the years ending May 31, 2004, 2003 and 2002, respectively. Our employees are not unionized and we believe that our relations with our employees are good.



Share Ownership

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of July 23, 2004 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group      No. of Shares (1)          Options
---------------------------------------------------------------------------
Dr. Ronan Lambe                                 1,107,170            6,000
Dr. John Climax                                 1,556,892           15,000
Mr. Peter Gray                                     54,220           15,000
Mr. Sean Leech                                          -           18,400
Mr. Thomas Lynch                                   40,001           12,500
Mr. Edward Roberts                                      1            8,500
Mr. Lee Jones                                           -            5,500
Mr. Shugi Higuchi                                       -            1,500

     (1) As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

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

Executive officers and Directors remuneration

For the year ended May 31, 2004, the total remuneration paid to our directors and executive officers including salary, bonus, pension and benefits-in-kind (2003: $2,437,294), was as follows:
                                                      U.S.$
--------------------------------------------------------------------------------
Dr. John Climax                                      734,470
Dr. Ronan Lambe                                      284,111
Mr. Peter Gray                                       578,550
Mr. Sean Leech                                       308,367
Mr. Lee Jones                                         28,750
Mr. Edward Roberts                                    43,750
Mr. Thomas Lynch                                      32,500
Mr. Shugi Higuchi                                     25,000
Total                                             $2,035,499

Item 7.  Major Shareholders and Related Party Transactions.

     (a) ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

     (b) The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADS's) as of July 23, 2004 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group                                No. of Shares (1)               Percent of Class
------------------------------------------------------------------------------------------------------------------------------------
Wasatch Group Companies (3)                                               2,201,659                          15.9%
Dr. John Climax (2)                                                       1,571,892                          11.4%
Fidelity Group Companies (3)                                              1,404,294                          10.1%
Dr. Ronan Lambe                                                           1,113,170                           8.0%
Morgan Stanley Group Companies (3)                                          851,500                           6.2%
All officers and executive officers as a group (4)                        2,969,014                          21.5%


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

     (2) Includes 1,556,852 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax.

     (3) Neither the Company nor any of its officers, directors or affiliates hold any voting power in this entity.

     (4) Includes 210,730 ordinary shares issuable upon the exercise of stock options granted by the Company.

Related Parties

On February 6, 1998, ICON entered into an Option Agreement ("The Put Option") with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's option to exercise 54,000 ordinary shares. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On April 21, 2004, Mr. Gray acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, ICON purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid up ordinary shares in ICON, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

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

                                      High Sales Price     Low Sales Price
Year Ending                            During Period        During Period
---------------------------------- --------------------- -------------------
May 31, 1999                              $36.75               $10.00
May 31, 2000                              $29.00               $11.87
May 31, 2001                              $29.75               $15.00
May 31, 2002                              $39.58               $22.93
May 31, 2003                              $32.87               $14.88
May 31, 2004                              $46.05               $25.87

                                     High Sales Price    Low Sales Price
Quarter Ending                        During Period        During Period
---------------------------------- --------------------- -------------------
May 31, 2001                              $27.55               $18.38
Aug 31, 2001                              $39.58               $26.74
Nov 30, 2001                              $35.69               $22.93
Feb 28, 2002                              $32.79               $25.13
May 31, 2002                              $34.49               $23.87
Aug 31, 2002                              $30.50               $14.88
Nov 30, 2002                              $26.00               $18.99
Feb 28, 2003                              $32.87               $22.35
May 31, 2003                              $30.85               $21.36
Aug 31, 2003                              $36.80               $25.87
Nov 30, 2003                              $45.04               $31.20
Feb 29, 2004                              $46.05               $33.03
May 31, 2004                              $43.49               $29.74

                                     High Sales Price    Low Sales Price
Month Ending                          During Period        During Period
---------------------------------- --------------------- -------------------
Dec 31, 2003                              $45.17               $40.30
Jan 31, 2004                              $46.05               $34.55
Feb 29, 2004                              $38.95               $33.03
March 31, 2004                            $37.20               $29.74
April 30, 2004                            $43.49               $35.44
May 31, 2004                              $42.03               $36.71

Item 10.  Additional Information.

Memorandum and Articles of Association

On January 12, 2004, at ICON's Annual General Meeting, the Articles of Association of ICON plc were amended to accommodate the electronic communication with shareholders. The following amendments were made:

     (a) The Amendment of Article 1 through the deletion of the definition of "the Acts" and the insertion of the following new definitions:

              "the Acts"                the Companies Acts, 1963 to 2003 and
                                        every statutory modification or
                                        re-enactment thereof for the time being
                                        in effect;

              "Address"                 includes any number or address used for
                                        the purposes of communication by way of
                                        electronic mail or other Electronic
                                        Communication;

              "Advanced Electronic      has the same meaning as under the
              Signature"                Electronic Commerce Act, 2000 (as
                                        amended or supplemented from time to
                                        time);

              "Electronic               has the same meaning as under the
              Communication"            Electronic Commerce Act, 2000 (as
                                        amended or supplemented from time to
                                        time);

              "Electronic               Signature" has the same meaning as under
                                        the Electronic Commerce Act, 2000 (as
                                        amended or supplemented from time to
                                        time);

              "in writing"              written, printed, photographed or
                                        lithographed or visibly expressed in
                                        all or any of those or any other modes
                                        of representing or reproducing words
                                        provided that it shall not include
                                        writing in electronic form except as
                                        provided in these Articles and/or where
                                        it constitutes writing in electronic
                                        form sent to either the Company
                                        or a member of the Company, the Company
                                        or member of the Company has agreed to
                                        receipt in such form;



     (b) by the insertion of the following words in the fourth line of Article 33, after the words "in writing" :

          "(including writing in electronic form)"


     (c) by the insertion of the following words in the last line of Article 105, after the word "documents":

          "(including by means of Electronic Communication)"


     (d) by the insertion of the following words in the second line of Article 125, after the words "in writing":

          "or by sending the same by electronic mail or other form of Electronic Communication approved by the Directors to the address of any Member notified to the Company by the Member for such purpose."

     (e)  by the insertion of the following sub-paragraph (a)(iv) in Article
          126:

          "if by sending the same by electronic mail or by other form of Electronic Communication approved by the Directors to the address of a Member notified to the Company by the Member for such purpose."

     (f) by the insertion of the following additional sentence at the end of sub-section (c) of Article 126:

          "Where a notice or document is given, served or delivered pursuant to sub-paragraph (iv) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of forty-eight (48) hours after the dispatch of the Electronic Communication and a transaction report shall be conclusive evidence thereof."


     (g) by the amendment of sub paragraph (e) of Article 126 so that the first two lines now read as follows:

          "Without prejudice to the provisions of sub-paragraph (a)(i), (ii) and
          (iv) of this..."


     (h) by the insertion of the following into Article 127, between the words "address" and "but":

          "or shall be entitled to receive notices by electronic mail, or other formal Electronic Communication approved by the Directors, to be sent to an address notified to the Company by the Member for such purpose"


     (i) by the insertion of the following into Article 128, between the words "Share" and "and":

          "or, in the case of a notice sent by electronic mail or other form of Electronic Communication approved by the Directors, to the address in respect of the Joint Holding notified to the Company by the Joint Holders for such purpose,"

     (j) by the insertion of the following into Article 129(b), between the words "address" and "if":

          "(inclusive of an electronic address)"

     (k)  by the inclusion of the following words at the end of Article 130:

          "or, in the case of a notice in electronic form the signature may be an Electronic Signature, Advanced Electronic Signature or otherwise as the Directors may approve."



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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers only to, or by the order of, or on behalf of, listed terrorist organizations, also listed residents and entities of Zimbabwe and Burma/Myanmar without the prior permission of the Central Bank of Ireland.

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

Taxation of Dividends

Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income (subject to conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares of the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

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

Taxation of Capital Gains

A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily non-resident in the Republic of Ireland, to Irish capital gains tax. This treatment will apply to individuals who:

     o    cease to be Irish resident;

     o    own the shares when they cease to be resident;

     o    resume their Irish residence within five years;

     o dispose of an interest in a company during this temporary non-residence; and

     o the interest disposed of represents 5% or greater of the share capital of the company or is worth at least (euro)500,000.

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

The tax-free threshold amounts currently in force are:

     o (euro)22,822 in the case of persons who are not related to one another;
     o (euro)45,644 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
     o (euro)456,438 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of (euro)12.70 (the nominal rate) will apply.

Irish Stamp Duty - ADSs Representing Ordinary Shares

A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in the beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of (euro)12.70 applies.

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

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At May 31, 2004, we had cash denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk during the year, we entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These financial instruments comprised of a series of foreign exchange forward contracts all of which were settled during the 2004 fiscal year. At May 31, 2004, we held no foreign exchange forward contracts.

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


                                                                   Fair value Change +10%       Fair value Change -10%
                                            Fair value at    movement in foreign exchange          movement in foreign
                                             May 31, 2004                            rate                exchange rate
                                            (in thousands)                  (in thousands)               (in thousands)

Non-U.S. Dollar denominated cash                  $17,877                          $1,788                    $ (1,788)



Non-U.S. Dollar denominated                             -                               -                            -
short term debt



Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

At the end of the fiscal year, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

The CEO and CFO have concluded there were no significant changes in the Company's internal controls or in the other factors that could significantly affect those controls subsequent to the date of their evaluation.

Item 16. Reserved.

A.   Audit Committee Financial Expert

During fiscal year 2004 the Company named Mr. Thomas Lynch, as an audit committee financial expert serving on its audit committee and board of directors. Mr. Lynch is independent and serves as one of the company's non-executive directors.

B.   Code of Ethics

The Company's Board of Directors adopted a code of ethics in 2003 that applies to the Chief Executive Officer, the Chief Financial Officer and any persons performing similar functions, if any, of the Company.

There are no material modifications to, or waivers from, the provisions of such code, which are required to be disclosed.

This code is available on the Company's website at the following address:

http://www.iconclinical.com/index.asp?getpage=true&sid=1&ssid=0&sssid=0&page=17

C.   Principal Accountant Fees and Services

The Company's principal accountants for the years 2003 and 2004 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2003 and 2004 and fees billed for other services rendered by KPMG.

                                             Year ended May 31st
                                2003                         2004
                            (in thousands)    %        (in thousands) %
Audit fees (1)                   $554        51%            $647     60%
Audit related fees (2)            119        11%              40      4%
Tax fees (3)                      392        36%             369     34%
All other fees (4)                 17         2%              19      2%

------------------------  -------------- ---------- --------------- -------
Total                          $1,082       100%          $1,075    100%
------------------------  -------------- ---------- --------------- -------


(1) Audit fees include annual audit fees for ICON plc and its subsidiaries as well as an audit for the registration statement filed in 2003.

(2) Audit related fees principally consisted of fees for financial due diligence services and fees for audit of financial statements of employee benefit plans.

(3) Tax fees are fees for tax compliance and tax consultation services.

(4) All other fees are fees for secretarial assistance and grant certifications rendered by the Company's auditors.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

Reference is made to pages 45 to 77 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Financial statements of ICON plc and subsidiaries

     Report of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets at May 31, 2003, and May 31, 2004

     Consolidated Statements of Operations for the years ended May 31, 2002, 2003 and 2004

     Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended May 31, 2002, 2003 and 2004.

     Consolidated Statements of Cash Flows for the years ended May 31, 2002, 2003 and 2004

     Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

     Significant subsidiaries

     Section 906 certifications

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors and Shareholders of ICON plc



     We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of May 31, 2003 and 2004 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended May 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Ireland and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of May 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2004 in conformity with accounting principles generally accepted in the United States.


     KPMG
     Public Accounting Firm

     Dublin, Ireland
     July 23, 2004

                                    ICON plc
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                   May 31,
                                                                                        2003                   2004
                                                                                    (in thousands)        (in thousands)

ASSETS
Current Assets:
    Cash and cash equivalents                                                         $18,311                $55,678
    Short term investments - available for sale (Note 3)                                    -                 23,085
    Accounts receivable                                                                74,645                 74,079
    Unbilled revenue                                                                   44,783                 59,861
    Other receivables                                                                   4,385                  4,306
    Deferred tax asset (Note 12)                                                           32                  1,684
    Prepayments and other current assets                                                8,326                  9,468
--------------------------------------------------------------------------- ------------------ ----------------------
    Total current assets                                                              150,482                228,161
Other Assets:
    Property, plant and equipment, net (Note 5)                                        39,503                 42,936
    Goodwill (Note 4)                                                                  45,029                 64,226
--------------------------------------------------------------------------- ------------------ ----------------------
Total Assets                                                                         $235,014               $335,323
--------------------------------------------------------------------------- ------------------ ----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable                                                                  $11,092                $12,801
    Payments on account                                                                45,763                 61,960
    Other liabilities (Note 6)                                                         28,289                 35,091
    Income taxes payable                                                                4,385                  4,496
    Bank overdraft and loan facilities (Note 7)                                         7,126                      -
--------------------------------------------------------------------------- ------------------ ----------------------
    Total current liabilities                                                          96,655                114,348
Other Liabilities:
    Long term government grants (Note 10)                                               1,140                  1,411
    Long term finance leases                                                              309                    167
    Non-current deferred tax liability (Note 12)                                            -                  2,637

Shareholders' Equity:
    Ordinary shares, par value 6 Euro cents per share; 20,000,000 shares authorized, 11,841,557 shares issued and outstanding at May 31, 2003 and
    13,838,476 shares issued and outstanding at May 31, 2004 (Note 11)                    841                    980
    Additional paid-in capital                                                         61,164                112,936
    Accumulated other comprehensive income                                              7,787                  9,984
    Merger reserve                                                                         47                     47
    Retained earnings                                                                  67,071                 92,813
--------------------------------------------------------------------------- ------------------ ----------------------

    Total Shareholders' Equity                                                        136,910                216,760
--------------------------------------------------------------------------- ------------------ ----------------------

    Total Liabilities and Shareholders' Equity                                       $235,014               $335,323
--------------------------------------------------------------------------- ------------------ ----------------------

     The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                                      Year Ended May 31,
                                                                                2002             2003           2004
                                                                      (in thousands, except share and per share data)


Revenue:
    Gross revenue                                                           $218,842         $340,971       $443,875
    Subcontractor costs                                                     (62,287)        (115,246)      (146,952)
---------------------------------------------------------------- -------------------- ---------------- --------------
    Net revenue                                                              156,555          225,725        296,923

Costs and expenses:
    Direct costs                                                              83,371          122,373        162,562
    Selling, general and administrative                                       48,951           71,118         88,807
    Depreciation and amortization                                              6,020            7,305         11,171
---------------------------------------------------------------- -------------------- ---------------- --------------

     Total costs and expenses                                                138,342          200,796        262,540
---------------------------------------------------------------- -------------------- ---------------- --------------

Income from operations                                                        18,213           24,929         34,383
Interest income                                                                1,603              633            490
Interest expense                                                               (487)            (279)          (202)
---------------------------------------------------------------- -------------------- ---------------- --------------

Income before provision for income taxes                                      19,329           25,283         34,671
Provision for income taxes (Note 12)                                         (5,129)          (7,000)        (8,929)
---------------------------------------------------------------- -------------------- ---------------- --------------

Net income                                                                   $14,200          $18,283        $25,742
---------------------------------------------------------------- -------------------- ---------------- --------------

Net income per ordinary share:
    Basic                                                                      $1.22            $1.55          $1.94
---------------------------------------------------------------- -------------------- ---------------- --------------

    Diluted                                                                    $1.16            $1.50          $1.88
---------------------------------------------------------------- -------------------- ---------------- --------------

Weighted average number of ordinary shares outstanding:
    Basic                                                                 11,656,153       11,813,788     13,267,531
---------------------------------------------------------------- -------------------- ---------------- --------------

    Diluted                                                               12,241,820       12,181,094     13,703,163
---------------------------------------------------------------- -------------------- ---------------- --------------



     The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                                               Accumulated
                                                               Additional            Other
                                                                  Paid-in    Comprehensive    Retained    Merger
                                           Shares    Amount       Capital           Income    Earnings    Reserve          Total
                                                             (in thousands, except share and per share data)


------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2001                11,429,629      $819       $56,537         $(5,411)     $34,588        $47        $86,580
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      14,200          -         14,200
Currency translation adjustment                 -         -             -            2,950           -          -          2,950
                                                                                                                   --------------
Total comprehensive income                                                                                                17,150
Exercise of share options                 358,100        19         2,655                -           -          -          2,674
Shares issued                              10,772         1           364                -           -          -            365
Tax benefit on exercise of options
                                                -         -           792                -           -          -            792
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2002                11,798,501      $839       $60,348         $(2,461)     $48,788        $47       $107,561
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      18,283          -         18,283
Currency translation adjustment                 -         -             -           10,248           -          -         10,248
                                                                                                                   --------------
Total comprehensive income                                                                                                28,531
Exercise of share options                  39,360         2           726                -           -          -            728
Shares issued                               3,696         -            77                -           -          -             77
Share issue costs                               -         -          (35)                -           -          -           (35)
Tax benefit on exercise of options
                                                -         -            48                -           -          -             48
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2003                11,841,557      $841       $61,164           $7,787     $67,071        $47       $136,910
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      25,742          -         25,742
Currency translation adjustment                 -         -             -            2,197           -          -          2,197
                                                                                                                   --------------
Total comprehensive income                                                                                                27,939
Exercise of share options                 496,919        35         5,323                -           -          -          5,358
Shares issued                           1,500,000       104        45,601                -           -          -         45,705
Share issue costs                               -         -       (1,428)                -           -          -        (1,428)
Tax benefit on exercise of options
                                                -         -         2,276                -           -          -          2,276
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2004                13,838,476      $980      $112,936           $9,984     $92,813        $47       $216,760
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

     The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                      Year Ended May 31,
                                                                             2002             2003             2004
                                                                                       (in thousands)
Cash flows from operating activities:
Net income                                                                $14,200          $18,283          $25,742
Adjustments to reconcile net income to net cash
(used in)/ provided by operating activities:
    Loss on disposal of fixed assets                                           46                -              222
    Depreciation                                                            6,020            7,305           11,171
    Amortization of grants                                                   (46)             (36)            (569)
    Deferred taxes                                                             19              376              985
Changes in assets and liabilities:
    (Increase)/decrease in accounts receivable                           (10,873)         (23,232)            4,089
    Increase in unbilled revenue                                          (5,376)         (14,480)         (15,329)
    Decrease in other receivables                                           2,062            7,515            4,307
    Increase in prepayments and other current assets                      (2,697)          (1,965)            (778)
    Increase in payments on account                                         8,655           25,485           14,228
    Increase/(decrease) in other liabilities                                  731          (1,787)          (1,654)
    Increase in income taxes payable                                        2,897              253            2,237
    Increase/(decrease) in accounts payable                                 1,631            3,768          (1,009)
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash provided by operating activities                                  17,269           21,485           43,642
Cash flows from investing activities:
    Purchase of property, plant and equipment                            (10,425)         (15,788)         (13,097)
    Purchase of subsidiary undertakings and acquisition costs                   -         (36,873)         (11,258)
    Cash acquired with subsidiary undertakings                                  -            1,910              891
    Deferred payments in respect of prior year acquisitions               (2,615)          (3,078)          (1,733)
    Sale of short term investments                                         29,868           18,551                -
    Purchase of short term investments                                   (12,478)                -         (23,085)
    Receipt of government grant                                               464                -              945
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash provided by/(used in) investing activities                         4,814         (35,278)         (47,337)
Cash flows from financing activities:
    Proceeds from / (repayment of) bank overdraft                             547          (5,319)          (7,126)
    Repayment of long term debt                                             (338)                -                -
    Proceeds from exercise of share options                                 2,674              693            5,358
    Proceeds from the issuance of share capital                                 -                -           45,705
    Share Issuance Costs                                                        -                -          (1,182)
    Repayment of other liabilities                                          (165)                -            (230)
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash provided by /(used in) financing activities                        2,718          (4,626)           42,525
Effect of exchange rate movements on cash                                     311              439          (1,463)
------------------------------------------------------------------ --------------- ---------------- ----------------

Net increase/(decrease) in cash and cash equivalents                       25,112         (17,980)           37,367
Cash and cash equivalents at beginning of year                             11,179           36,291           18,311
------------------------------------------------------------------ --------------- ---------------- ----------------

Cash and cash equivalents at  end of year                                 $36,291          $18,311          $55,678
------------------------------------------------------------------ --------------- ---------------- ----------------

The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. Description of business

ICON plc and subsidiaries ("The Company") is a Contract Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. The Company believes that it is one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2004, the Company had approximately 2,450 employees and operations in 35 locations in 21 countries, including the United States and major markets in Europe and Rest of World and has managed clinical trials in over 50 countries. For the fiscal year ended May 31, 2004, we derived approximately 62.4%, 34.0% and 3.6% of our net revenue in the United States, Europe and Rest of World, respectively.

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

Clinical trials management revenue is earned on the basis of the relationship between time incurred and the total estimated duration of the trial. Biometrics revenue is recognized on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Consulting revenue is recognized on a fee-for-service basis as the related service is performed. Laboratory service revenue is recognized on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognized on the basis of the number of deliverable units completed in the period.

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

(f)  Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$988,000, U.S.$1,336,000 and U.S.$1,596,000 for the years ended May 31, 2002, 2003 and 2004 respectively.

(g)  Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income and where material are separately disclosed. For the years ended May 31, 2002, 2003 and 2004 amounts charged/(credited) to income amounted to U.S.$1,412,000, U.S.$1,968,000 and (U.S.$2,445,000) respectively.

The financial statements of subsidiaries with other functional currencies are translated at year end rates for the balance sheet and average rates for the income statement. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income.

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

The Company adopted SFAS No.142 effective June 1, 2001 and ceased amortization of goodwill as of June 1, 2001. The Company does not have any intangible assets. SFAS No.142 requires a two step impairment test for goodwill. The first step is to compare the carrying amount of the reporting units' assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is required to be completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company has completed its transitional and annual assessments of goodwill impairment and concluded that no indication of goodwill impairment existed at May 31, 2002, May 31, 2003 or 2004.

(k)  Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

(l)  Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities". Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of the investments are represented by accrued interest.

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

(o)  Income taxes

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, "Employers Accounting for Pensions". Disclosures are presented in accordance with the requirements of SFAS No.132(R), "Employees' Disclosures about Pensions and Other Post-retirement Benefits".

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:




                                                                                       Year Ended May 31,
                                                                                 2002            2003             2004

            Weighted average number of ordinary shares
             outstanding for basic net income per
             ordinary share                                                11,656,153      11,813,788       13,267,531
            Effect of dilutive share options outstanding                      582,908         367,306          435,632
            Effect  of  dilutive  shares to be issued as part of
            deferred consideration                                              2,759               -                -
        --------------------------------------------------------- -------------------- --------------- ----------------
            Weighted average number of ordinary shares for
            diluted net income per ordinary share                          12,241,820      12,181,094       13,703,163
        --------------------------------------------------------- -------------------- --------------- ----------------

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

                                                                                       Year Ended May 31,
                                                                                 2002            2003             2004
                                                                                       (in thousands)
                                                                                   (except per share data)

        Net income, as reported                                               $14,200         $18,283          $25,742
        Add: Stock-based employee  compensation expense included
        in reported net income, net of related tax effects
                                                                                    -               -                -
        Deduct: Total stock-based employee  compensation expense
        determined   under  fair  value  based  method  for  all
        awards, net of related tax effects                                    (1,609)         (2,096)          (2,358)
        --------------------------------------------------------- -------------------- --------------- ----------------
         Pro forma net income                                                  $12,591         $16,187          $23,384
         --------------------------------------------------------- -------------------- --------------- ----------------
        Earnings per share (in $):
        Basic - as reported                                                     $1.22           $1.55            $1.94
        Basic - pro forma                                                        1.08            1.37             1.76
        Diluted - as reported                                                    1.16            1.50             1.88
        Diluted - pro forma                                                      1.03            1.33             1.71
        --------------------------------------------------------- -------------------- --------------- ----------------


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

3.   Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum "A" rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholder equity. In the years to May 31, 2002, 2003 and 2004 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

                                                                                 Year Ended May 31,
                                                                                2003           2004
                                                                                   (in thousands)
Opening Goodwill ......................................................        $10,093        $45,029
Arising during the year ...............................................         32,302         13,134
Arising on earn-out (current and prior year acquisitions)..............          2,003          3,215
Foreign exchange movement..............................................            631          2,848
------------------------------------------------------------------------------------------------------

Closing Goodwill.......................................................        $45,029        $64,226
------------------------------------------------------------------------------------------------------




The distribution of goodwill by business segment was as follows:

                                                     Year Ended May 31,
                                                    2003            2004
                                                     (in thousands)
Central laboratory                               $ 6,596         $ 7,017
Clinical research                                 38,433          57,209
------------------------------------------ -------------- ---------------

Total                                            $45,029         $64,226
------------------------------------------ -------------- ---------------

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

Earn-out provisions were built into the contract, over the period to May 2003 up to a maximum additional consideration of Stg(pound)2.0 million (U.S.$2.9 million), with additional purchase consideration to be recorded as goodwill.

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

On August 30, 2002, an additional cash payment of Stg(pound)50,000 (U.S.$77,526) was made to YRCR and on October 8, 2002, an additional 3,696 ordinary shares were issued to YRCR with a fair market value of Stg(pound)50,000 (U.S.$77,440) as part of the earn-out provisions. Both these earn out payments were accrued for at May 31, 2002 and paid for during the year ended May 31, 2002.

On December 30, 2003, a cash payment of Stg(pound)100,000 (U.S.$176,897) was made to the former shareholders of YRCR Limited. This represents the final payment due to the former shareholders of YRCR under the acquisition contract.

The initial purchase price of U.S.$1,838,000 including costs of acquisition together with subsequent additional consideration of U.S.$1,823,206 for YRCR was allocated as follows:




                                                 (in thousands)

Property, plant and equipment.............          $125
Goodwill..................................         3,346
Current assets............................           879
Accounts payable..........................          (689)
----------------------------------------------------------------

Purchase price............................        $3,661
----------------------------------------------------------------

(b)  Acquisition of Protocole

On March 14, 2000, the Company acquired Protocole ("Protocole"), a Paris based veterinary CRO. The Company acquired Protocole for initial cash consideration of French Francs 4,000,000 (U.S.$586,240), excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of French Francs 4,000,000 depending on the performance of Protocole over the period to May 31, 2003. None of the earn-out provisions had been reached at May 31, 2003 and there are no further payments due under this agreement. The acquisition of Protocole has been accounted for as a purchase.

The purchase price of U.S.$732,000 for Protocole was allocated as follows:

                                          (in thousands)

Property, plant and equipment............     $12
Goodwill.................................     731
Current assets...........................     114
Current liabilities......................    (125)
---------------------------------------------------------

Purchase price...........................    $732
---------------------------------------------------------


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

On October 2, 2003, a cash payment of U.S.$421,000 was made to the former shareholders of UCT (U.S.) Inc. as part of the earn-out provisions in the contract. This represents the final payment due to the former shareholders of UCT under the acquisition contract.

The purchase price of U.S.$7,424,000 including total earn-out provisions of U.S.$5,671,000 and acquisition costs of U.S.$553,000 was allocated as follows:





                                             (in thousands)

Property, plant and equipment................    $1,415
Goodwill.....................................     7,088
Current assets...............................     4,276
Accounts payable.............................    (5,355)
------------------------------------------------------------

Purchase price...............................    $7,424
------------------------------------------------------------




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

On July 25, 2003, August 20, 2003, August 29, 2003 and September 11, 2003,
additional cash payments totaling U.S.$110,897 were made to the former shareholders of Barton & Polansky Associates, Inc. ("BPA") and Managed Clinical Solutions, Inc. ("MCS"), as part of the working capital provisions in the applicable acquisition contract.

The purchase price of U.S.$16.5 million including costs of acquisition together with subsequent additional consideration of U.S.$4.1 million was allocated as follows:

                                                   (in thousands)
       Property, plant & equipment                             $2
       Goodwill                                            14,550
       Current assets                                       9,533
       Bank overdraft                                       (700)
       Current liabilities                                (2,795)
       -----------------------------------------------------------
       Purchase Price                                     $20,590
       -----------------------------------------------------------


The results of BPA and MCS have been included in the consolidated financial statements from October 1, 2002.

(e) Acquisition of Medeval Group Ltd

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval"), a company based in Manchester, England, for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1.0 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration has been accounted for as goodwill.

On May 31, 2003, an amount of Stg(pound)1.4 million (U.S.$2.0 million) was accrued in relation to the Medeval acquisition, as the first earn-out target identified in the acquisition contract was reached on this date. It was provided in the applicable acquisition agreement that the form of the earn-out would consist of cash payable to one specific named selling shareholder, with the balance due to the other selling shareholders being in the form of guaranteed loan notes. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable six months from that date. On September 30, 2003, Stg(pound)0.472 million (U.S.$0.8 million) was paid in cash to the specific named selling shareholder. On the same date, Stg(pound)0.753 million (U.S.$1.403 million) of guaranteed loan notes were issued to the remaining selling shareholders and were included in other liabilities. The guaranteed loan note holders issued redemption notices to the Company, which will require the Company to redeem all the guaranteed loan notes on June 30, 2004, in consideration for a cash payment of Stg(pound)0.753 million (U.S.$1.380 million), the total amount of which was accrued at May 31, 2004.

Stg(pound)1.367 million (U.S.$2.5 million) was accrued at 31 May, 2004 in relation to the second earn-out target provided for in the contract and has been included in the purchase price below.

The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                                (in thousands)
       Property, plant and equipment                                    $1,632
       Goodwill                                                         22,372
       Current assets                                                    2,738
       Pension liabilities (note 6)                                    (2,588)
       Other current liabilities                                       (3,113)
       ------------------------------------------------------------------------
       Purchase Price                                                  $21,041
       ------------------------------------------------------------------------


The results of Medeval have been included in the consolidated financial statements from January 24, 2003.

(f)  Acquisition of GloboMax LLC

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC, based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

The acquisition of Globomax has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                   At September 9,
                                                              2003
                                                    (in thousands)
       Property, Plant and Equipment                           352
       Goodwill                                             13,134
       Cash                                                    891
       Other Current Assets                                  2,487
       Current liabilities                                 (5,539)
       ------------------------------------------------------------
       ------------------------------------------------------------
       Purchase Price                                      $11,325
       ------------------------------------------------------------


The results of Globomax have been included in the consolidated financial statements from September 9, 2003.

The proforma effect of the BPA, MCS, Medeval and Globomax acquisitions if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the fiscal years ended May 31, 2003 and 2004 as follows:

                                                          Year Ended May 31,
                                                        2003            2004
                                                        ----             ----
                                           (in thousands, except per share data)
       Net Revenue                                  $254,694           $299,948
       Net Income                                    $20,276            $25,918
       Basic Earnings per Share                        $1.72              $1.95
       Diluted Earnings Per Share                      $1.66              $1.89

In August 2002, prior to the date of acquisition, a U.S.$900,000 distribution was made by BPA and MCS, to the former shareholders of BPA and MCS, which was recorded as other expenses. In July 2002, distributions were paid to the former shareholders of Medeval by Medeval of Stg(pound)109,700 (U.S.$168,134) respectively which were also recorded as other expenses. These payments are included in the proforma results above.

5. Property, Plant and Equipment

                                                                May 31,
                                                          2003          2004
                                                           (in  thousands)

Cost
Land............................................          $717            $748
Building........................................         7,874           9,502
Computer equipment and software.................        33,558          42,469
Office furniture and fixtures...................        13,418          17,071
Laboratory equipment............................         3,685           5,009
Motor vehicles...................................           38              37
Leasehold improvements..........................         6,921           6,116
--------------------------------------------------------------------------------

                                                        66,211          80,952
Less accumulated depreciation...................      (26,708)         (38,016)
--------------------------------------------------------------------------------

Property, plant and equipment (net).............       $39,503         $42,936
--------------------------------------------------------------------------------

Total cost above at May 31, 2004 includes U.S.$1,580,127 (2003: U.S.$524,632)
which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S.$252,039 (2003: U.S.$36,272).


6. Other Liabilities

                                                                May 31,
                                                          2003          2004
                                                             (in thousands)

Accrued liabilities................................... $13,562          18,483
Accrued bonuses.......................................   8,542           8,828
Accrued social welfare costs..........................   1,301           1,899
Contingent purchase consideration payable.............   2,003           2,506
Short term government grants..........................      34             195
Accrued pension liability (note 8) ...................   2,632           2,927
Short term finance leases (note 14)...................     215             253
--------------------------------------------------------------------------------

                                                       $28,289         $35,091
--------------------------------------------------------------------------------


7.   Bank Loans

The Company has short-term bank loan facilities as follows:

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million; and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). The obligations of the borrowers under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. As at May 31, 2004, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at May 31, 2004, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$146,604). As of May 31, 2004, the full facility was available to be drawn down.

The Company also entered into an overdraft agreement with AIB, whereby the company guaranteed any overdraft of the subsidiary ICON Clinical Research Israel Ltd. up to an amount of U.S.$250,000. This facility was terminated on April 20, 2004.

On November 17, 1998, the Company entered into an overdraft facility (the "AIB facility") for (euro)2,539,000 ($3,101,896) with AIB. This facility bore an annual interest rate equal to AIB Bank's Prime Rate plus one-quarter of one percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

On July 29, 2002, the Company entered into an additional AIB facility for Stg(pound)50,000 ($91,664) This facility bore interest at an annual rate equal to AIB Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), had a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A. ("P.N.C."). The PNC Facility bore interest at an annual rate equal to PNC's Prime Rate less three-quarters of one percent. The full sum of the unpaid principal and interest was payable on demand. The PNC Facility was secured by a first priority security interest in certain assets of the Borrower. This facility was terminated on July 3, 2003.



8.   Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2002, 2003 and 2004 were U.S.$1,265,000, and U.S.$1,649,793, and
U.S.$2,297,928 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2002, 2003 and 2004 were U.S.$ 1,320,000, U.S.$ 1,811,156, and
U.S.$2,389,757 respectively.

One of the Company's subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2003 and 2004 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.132(R), "Employees' Disclosures about Pensions and Other Post-retirement Benefits".



Change in benefit obligation                                         May 31, 2003       May 31, 2004
                                                                              (in thousands)
Benefit obligation at acquisition date/ beginning of year                  $6,759             $7,207
Service cost                                                                  186                714
Interest cost                                                                 127                388
Plan participants' contributions                                               96                267
Benefits paid                                                                   -               (62)
Actuarial loss                                                               (22)              (385)
Foreign currency exchange rate changes                                         61                927

----------------------------------------------------------- ---------------------- ------------------
Benefit obligation at end of year                                          $7,207             $9,056
----------------------------------------------------------- ---------------------- ------------------

Change in plan assets                                                May 31, 2003       May 31, 2004
                                                                         (in thousands)
Fair value of plan assets at acquisition  date/  beginning
of year                                                                    $4,171             $4,378
Actual return on plan assets                                                (148)                291
Employer contributions                                                        221                657
Plan participants' contributions                                               96                267
Benefits paid                                                                   -               (62)
Foreign currency exchange rate changes                                         38                598

----------------------------------------------------------- ---------------------- ------------------
Fair value of plan assets at end of year                                   $4,378             $6,129
----------------------------------------------------------- ---------------------- ------------------

Funded status                                                        May 31, 2003       May 31, 2004
                                                                              (in thousands)
Funded status                                                            $(2,829)           $(2,927)
Unrecognized net gain/(loss)                                                  197              (110)

----------------------------------------------------------- ---------------------- ------------------
Pension liability                                                        $(2,632)           $(3,037)
----------------------------------------------------------- ---------------------- ------------------

The  net  periodic  pension  cost  was  comprised  of  the           May 31, 2003       May 31, 2004
following:                                                                   (in thousands)
Service cost                                                                 $186               $714
Interest cost                                                                 127                388
Expected return on plan assets                                                (99)              (329)

----------------------------------------------------------- ---------------------- ------------------
Net periodic pension costs                                                   $214               $773
----------------------------------------------------------- ---------------------- ------------------


The weighted average assumptions used in the calculation of the pension cost were a discount rate of 5.1% (date of acquisition: 5.25%), an expected return on plan assets of 6.5% (date of acquisition: 6.50%) and a 3.75% (date of acquisition: 3.75%) rate of compensation increase.

The assets of the scheme are invested in a unitised with profits policy. The expected long-term rate of return on assets of 6.5% was calculated as the value of the unitised with profits fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category                        May 31, 2003           May 31, 2004

Equity                                     31%                29%
Bonds                                      48%                50%
Property                                   17%                18%
Cash/ other                                 4%                 3%

------------------------------------- ---------------------- ------------------
                                          100.0%             100.0%
------------------------------------- ---------------------- ------------------

Weighted average assumptions to determine benefit obligation

                                           May 31, 2003         May 31, 2004
Discount rate                                5.25%               5.1%
Rate of compensation increase                3.75%               4.5%
------------------------------------- ----------------------- ------------------

The accumulated benefit obligation for all defined pension plans was $9.1 million at May 31, 2004 (2003: $7.2 million). With effect from July 1, 2003, the scheme was closed to new entrants. The company expects to contribute $0.75 million to its pension fund in fiscal 2005.

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

The following table summarizes the transactions for the Company's share option plans for the three year period ended May 31, 2004:


                                                     Options
                                                     Granted                                                        Weighted
                                                     Prior to          Options Granted          Number of            Average
                                                 Jan 15, 1998               Under Plans            Shares     Exercise Price

       Outstanding at May 31, 2001                    502,660                   740,760          1,243,420           $11.45
       Granted                                              -                   223,540            223,540           $28.57
       Exercised                                    (210,630)                 (147,470)          (358,100)            $7.47
       Canceled                                             -                  (89,240)           (89,240)           $19.96
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2002                    292,030                   727,590          1,019,620           $15.85
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Granted                                              -                   283,445            283,445           $27.96
       Exercised                                            -                  (39,360)           (39,360)           $18.51
       Canceled                                             -                  (78,060)           (78,060)           $22.22
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2003                    292,030                   893,615          1,185,645           $18.24
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Granted                                              -                   372,926            372,926           $35.53
       Exercised                                    (244,960)                 (251,959)          (496,919)           $10.78
       Canceled                                             -                  (68,080)           (68,080)           $26.51
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2004                     47,070                   946,502            993,572           $27.90
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------

None of the share option grants summarized in the above table resulted in compensation expense as the option exercise price was equal to or greater than the estimated fair value of ordinary shares on the date of the grant.

The following table summarizes information concerning outstanding and exercisable share options as of May 31, 2004:


                      Options Outstanding                                            Options Exercisable

                                                      Weighted
                                                      Weighted             Weighted
               Range                                   Average             Weighted
            Exercise            Number of             Remaining             Average            Number of
               Price               Shares      Contractual Life      Exerciee Price               Shares       Exercise Price

               $0.07               47,070                  2.5                $0.07               47,070                $0.07
              $15.63                7,000                  4.0               $15.63                2,000               $15.63
              $17.00                1,600                  4.0               $17.00                    -               $17.00
              $18.00              109,240                  3.0               $18.00               87,110               $18.00
              $21.25               70,460                  5.0               $21.25               26,220               $21.25
              $23.80                8,000                  5.0               $23.80                4,800               $23.80
              $26.50                8,000                  5.5               $26.50                2,000               $26.50
              $27.39                4,000                  4.0               $27.39                3,000               $27.39
              $29.00              136,760                  5.6               $29.00               44,060               $29.00
              $28.00              238,666                  6.5               $28.00               40,070               $28.00
              $42.71                1,798                  7.4               $42.71                1,798               $42.71
              $35.50              360,978                  7.7               $35.50               11,500               $35.50

  ------------------- -------------------- -------------------- -------------------- -------------------- --------------------

       $0.07 - 42.71              993,572                  6.1               $27.83              269,628               $19.63
  ------------------- -------------------- -------------------- -------------------- -------------------- --------------------

Substantially all of the options granted at exercise prices from $15.63 to $42.71 vest over a five year period from the date of grant. All other options have fully vested as of May 31, 2004.

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

The weighted average fair value of stock options granted during fiscal 2004, calculated using the Black-Scholes option pricing model, was $24.58 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.87%, expected volatility - 50% and expected life - 8 years.

Had the Company determined compensation expense based on the fair value at the grant date for these options under SFAS No.123, "Accounting for Stock-Based Compensation", the Company's net income for fiscal 2002, 2003 and 2004 would have been reduced to the pro-forma amounts indicated below.



                                                                  2002                      2003           2004
                                                                 (in thousands, except per share data)
Net Income                                   as reported       $14,200                   $18,283         25,742
                                               pro-forma        12,591                    16,187         23,384

Net Income per ordinary share
Basic                                        as reported         $1.22                     $1.55          $1.94
                                               pro-forma          1.08                      1.37           1.76

Diluted                                      as reported          1.16                      1.50           1.88
                                               pro-forma          1.03                      1.33           1.71

10. Government Grants

                                                                May 31,
                                                       2003           2004
                                                         (in thousands)
        Received and receivable                      $1,280           $2,225
        Less accumulated amortization                 (280)             (849)
        Foreign exchange translation adjustment         174              230
        ---------------------------------------------------- -------------------
                                                      1,174            1,606
        Less current portion                           (34)             (195)
        ---------------------------------------------------- -------------------
                                                     $1,140           $1,411
        ---------------------------------------------------- -------------------

Government grants amortized to the profit and loss account amounted to U.S.$46,000, U.S.$36,000 and U.S.$569,000 for the years ended May 31, 2002, 2003 and 2004, respectively.

As of May 31, 2004 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.


11. Share Capital

Ordinary Shares
Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ADSs and ordinary shares not otherwise represented by ADRs. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person at a general meeting of shareholders, and every proxy, shall have one vote, for each ordinary share held with no individual having more than one vote.

On November 22, 2000, the ordinary share capital of the Company was redenominated from IR5p per share to (euro)0.06 per share. The renominalization generated a capital conversion reserve fund of (euro)39,499 (U.S.$47,277) which was recorded within additional paid in capital.

On January 28, 2000, the Company merged with Pacific Research Associates Inc. ("PRAI") in a transaction accounted for as a pooling-of-interests transaction. The Company issued 838,828 ordinary shares of (euro)0.06 each to PRAI shareholders for this transaction. These shares have been treated as outstanding for all periods presented.

On January 27, 2000, the Company acquired YRCR for cash and shares. The Company issued 51,387 ordinary shares of (euro)0.06 each to YRCR shareholders for this transaction. At May 31, 2000, pursuant to an earn-out clause contained in the purchase agreement with YRCR, a further 24,272 ordinary shares of (euro)0.06 each were issued to the YRCR shareholders and on August 31, 2001, a further 10,772 ordinary shares of (euro)0.06 were issued. On October 8, 2002, a further 3,696 ordinary shares of (euro)0.06 were issued (see note 4).

During the year to May 31, 2002, a further 358,100 options were exercised by employees at an average exercise price of U.S.$7.47 per share.

During the year to May 31, 2003, a further 39,360 options were exercised by employees at an average exercise price of U.S.$18.51 per share for total proceeds of U.S.$728,554.

During the year to May 31, 2004, a further 496,919 options were exercised by employees at an average exercise price of U.S.$10.78 per share for total proceeds of U.S.$5,357,787.

On August 8, 2003 the Company issued 1,500,000 ordinary shares in a public offering at $30.47 (net of underwriting discount) per share. The proceeds of this offering were U.S.$44.3 million (after deducting U.S.$1.4 million in costs).

12. Income Taxes

The U.S. based and Irish-based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.


The components of income before provision for income tax expense are as follows:

                                                                               Year Ended May 31,
                                                                         2002              2003               2004
                                                                                     (in thousands)

       Ireland                                                         $7,702            $6,556            $12,674
       Other                                                           11,627            18,727             21,997
       --------------------------------------------------------- ------------- ----------------- ------------------

       Income before provision for income taxes                       $19,329           $25,283            $34,671
       --------------------------------------------------------- ------------- ----------------- ------------------

The components of total income tax expense are as follows:

                                                                               Year Ended May 31,
                                                                         2002              2003               2004
                                                                                     (in thousands)
       Provision for income taxes
       Current:
       Ireland                                                         $1,164            $1,158             $1,365
       United States                                                    3,684             4,334              3,339
       Other                                                              262             1,132              3,209
       --------------------------------------------------------- ------------- ----------------- ------------------
                                                                        5,110             6,624              7,913
       Deferred expenses/(benefit):
       Ireland                                                              -                31                  -
       United States                                                       19               345              1,016
       --------------------------------------------------------- ------------- ----------------- ------------------

       Provision for income taxes                                       5,129             7,000              8,929

       Shareholders'  equity for  compensation  expense for tax
       purposes in excess of amounts  recognized  for financial
       reporting purposes                                               (792)              (48)            (2,276)
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                           $4,337            $6,952             $6,653
       --------------------------------------------------------- ------------- ----------------- ------------------


On January 1,2001, Ireland's statutory income tax rate decreased from 24% to 20%, on January 1, 2002 from 20% to 16% and on January 1, 2003, from 16% to 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company's consolidated effective tax rate differed from the blended statutory rate as set forth below;



                                                                               Year Ended May 31,
                                                                         2002              2003               2004
                                                                                     (in thousands)

       Taxes at  Irish  statutory  rate of  12.50%  (14.54%  in
       2003; 18.33% in 2002)                                           $3,543            $3,676             $4,334
       Foreign and other income taxed at higher/(reduced) rates
                                                                          589             1,874              3,333
       United  States  state tax net of United  States  Federal
       benefit                                                            468               556                403
       Movement in valuation allowance                                  (127)               374              1,445
       Current year under-provision in respect of foreign taxes             -                 -              (547)
       Reversal  of prior  year  over-provision  in  respect of             -                 -              (444)
       foreign taxes
       Non deductible expenses                                            161                35                531
       Other                                                              495               485              (126)
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total provision for income taxes                                $5,129            $7,000             $8,929
       --------------------------------------------------------- ------------- ----------------- ------------------

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                                    Year Ended May 31,
                                                                 2003             2004
                                                                     (in thousands)
       Deferred tax liabilities:
       Property, plant and equipment                             $764              $2,180
       Goodwill and related assets                                828               1,023
       Other                                                      172                   -
       ------------------------------------------------  ------------- -------------------

       Total deferred tax liabilities                           1,764               3,203

       Deferred tax assets:

       Net operating loss carryforwards                         2,292               3,880
       Accrued expenses and payments on account                   946               1,565
       Deferred compensation expense                              474                 166
       ------------------------------------------------  ------------- -------------------

       Total deferred tax assets                                3,712               5,611
       Valuation allowance for deferred tax assets            (1,916)             (3,361)
       ------------------------------------------------  ------------- -------------------

       Deferred tax assets recognized                          $1,796              $2,250
       ------------------------------------------------  ------------- -------------------

       Net deferred tax asset / (liability)                       $32              $(953)
       ------------------------------------------------  ------------- -------------------

U.S.$566,000 of the deferred tax asset of U.S.$2,250,000 above is non-current. This amount has been offset against the deferred tax liabilities of U.S.$3,203,000 above (all of which are non-current) resulting in a net non-current deferred tax liability of U.S.$2,637,000 and a net current deferred tax asset of U.S.$1,684,000.

At May 31, 2004, European subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$5.0 million

At May 31, 2004, a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$5.8 million for U.S. Federal and U.S.$7.2 million for State income tax, which expire between 2009 and 2024.

Of the U.S.$5.8 million U.S. Federal and U.S.$7.2 million State net operating losses, approximately U.S.$4.0 million and U.S.$5.7 million respectively will be available for offset against future taxable income, if any, of future accounting periods. The subsidiary's ability to use the remaining net operating loss carryforward of U.S.$1.8 million for Federal and U.S.$1.5 million for State taxes is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance for the years ended May 31, 2004 and 2003 of U.S.$3,361,000 and U.S.$1,916,000 respectively. This valuation allowance is based on management's belief that it is more likely than not that the European and US entities' losses and other deferred tax assets will not be utilized given their history of operating losses. The valuation allowance was U.S.$1.8 million as of June 1, 2001 and decreased by U.S.$184,000 for year ended May 31, 2002 and increased by U.S.$298,000 and U.S.$1.4 million for the years ended 31 May 2003 and 2004 respectively.
Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of U.S.$800,000 as of May 31, 2004 will be allocated to goodwill and other non-current intangible assets.

13. Significant Concentrations

The Company does business with most major international pharmaceutical companies (see note 15). The Company provided $355,000 during the year ended May 31, 2004 for doubtful debts.


14. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company paid U.S.$10,963,000, U.S.$15,743,000 and U.S.$22,179,000 in rental expense for the fiscal years ended May 31, 2002, 2003 and 2004, respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

                                                   Minimum rental payments
                                                        (in thousands)
                       2005                                $21,845
                       2006                                 19,049
                       2007                                 14,698
                       2008                                 13,364
                       2009                                 12,949
                    Thereafter                             $65,998
                    -----------------------  -----------------------------------

The Company has a number of finance leases, primarily over furniture and equipment, that expire over the next four years. Future commitments are as follows:

                                                Lease payments
                                                (in thousands)

                   2005                               $310
                   2006                                109
                   2007                                 64
                   2008                                 27
                   Thereafter                            3
                   Less future finance charges         (94)


The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, which may require cash payments of U.S.$2,506,000 to be made during fiscal 2005.

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

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa and India. Segment information for the fiscal years ended May 31, 2002, 2003 and 2004 is as follows:

       a) The distribution of net revenue by geographical area was as follows:

                                          Year Ended May 31,
                                    2002              2003               2004
                                                (in thousands)
       Ireland*                  $20,406           $26,293            $35,109
       Rest of Europe             24,605            34,727             65,930
       U.S.                      107,520           158,707            185,301
       Other                       4,024             5,998             10,583
       ------------------- -------------- ----------------- ------------------

       Total                    $156,555          $225,725           $296,923
       ------------------- -------------- ----------------- ------------------

     *    All sales shown for Ireland are export sales.


     b)   The distribution of net revenue by business segment was as follows:

                                              Year Ended May 31,
                                        2002              2003            2004
                                                    (in thousands)
       Central laboratory            $25,887           $26,168          $26,905
       Clinical research             130,668           199,557          270,018
       ------------------------ ------------- ----------------- ----------------

       Total                        $156,555          $225,725         $296,923
       ------------------------ ------------- ----------------- ----------------


     c) The distribution of income from operations by geographical area was as follows:

                                             Year Ended May 31,
                                       2002              2003             2004
                                                   (in thousands)
       Ireland                       $7,706            $6,532            $9,363
       Rest of Europe               (3,397)             1,192            10,209
       U.S.                          13,398            17,091            13,023
       Other                            506               114             1,788
       ------------------ ----------------- ----------------- ------------------

       Total                        $18,213           $24,929           $34,383
       ------------------ ------------------ ----------------- -----------------

     d) The distribution of income from operations by business segment was as follows:

                                             Year Ended May 31,
                                       2002              2003             2004
                                                   (in thousands)
       Central laboratory            $3,660              $115           ($3,274)
       Clinical research             14,553            24,814             37,657
       ----------------------- ------------- ----------------- -----------------

       Total                        $18,213           $24,929            $34,383
       ----------------------- ------------- ----------------- -----------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                            Year Ended May 31,
                                          2003               2004
                                             (in thousands)
       Ireland                         $17,003            $18,799
       Rest of Europe                    6,316              7,202
       U.S.                             15,066             15,935
       Other                             1,118              1,000
       -------------------- ------------------- ------------------

       Total                           $39,503            $42,936
       -------------------- ------------------- ------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                    Year Ended May 31,
                                                2003               2004
                                                   (in thousands)
       Central laboratory                     $3,560             $3,989
       Clinical research                      35,943             38,947
       --------------------------  ------------------ ------------------

       Total                                 $39,503            $42,936
       --------------------------  ------------------ ------------------


     g)   The distribution of depreciation by geographical area was as follows:

                                          Year Ended May 31,
                               2002              2003               2004
                                           (in thousands)
       Ireland               $1,302            $2,330             $3,710
       Rest of Europe           975             1,138              1,842
       U.S.                   3,513             3,535              5,271
       Other                    230               302                348
       ------------------ ---------- ----------------- ------------------

       Total                 $6,020            $7,305            $11,171
       ------------------ ---------- ----------------- ------------------

     h)   The distribution of depreciation by business segment was as follows:

                                                   Year Ended May 31,
                                       2002              2003               2004
                                                   (in thousands)
       Central laboratory              $591              $732             $1,014
       Clinical research              5,429             6,573             10,157
       ----------------------- ------------- ----------------- -----------------

       Total                         $6,020            $7,305            $11,171
       ----------------------- ------------- ----------------- -----------------


     i)   The distribution of total assets by geographical area was as follows:

                                                 Year Ended May 31,
                                                2003             2004
                                                   (in thousands)
       Ireland                               $59,838          $76,165
       Rest of Europe                         60,982          115,056
       U.S.                                  110,602          141,104
       Other                                   3,592            2,998
       ---------------------------- ----------------- ----------------

       Total                                $235,014         $335,323
       ---------------------------- ----------------- ----------------


     j)   The distribution of total assets by business segment was as follows:

                                              Year Ended May 31,
                                            2003             2004
                                               (in thousands)
       Central laboratory                $19,175          $20,343
       Clinical research                 215,839          314,980
       ------------------------ ----------------- ----------------

       Total                            $235,014         $335,323
       ------------------------ ----------------- ----------------


     k) The distribution of capital expenditures by geographical area was as follows:

                                                Year Ended May 31,
                                  2002              2003               2004
                                              (in thousands)
       Ireland                  $3,158            $6,375             $4,812
       Rest of Europe            2,563             1,686              2,167
       U.S.                      4,938             7,274              5,826
       Other                       291               658                160
       ------------------ ------------- ----------------- ------------------

       Total                   $10,950           $15,993            $12,965
       ------------------ ------------- ----------------- ------------------

     l) The distribution of capital expenditures by business segment was as follows:

                                               Year Ended May 31,
                                         2002              2003          2004
                                                     (in thousands)
       Central laboratory              $1,965            $1,520         $1,552
       Clinical research                8,985            14,473         11,413
       ----------------------- ---------------- ----------------- --------------

       Total                          $10,950           $15,993        $12,965
       ----------------------- ---------------- ----------------- --------------


     m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

                                               Year Ended May 31,
                                       2002              2003               2004
       Client A                         14%               10%                  *
       Client B                         16%               21%                17%
       Client C                         13%                 *                  *
       Client D                           *               11%                  *

            *                  Net Revenue did not exceed 10%


16.  Supplemental Disclosure of Cash Flow Information

                                                   Year Ended May 31,
                                             2002              2003      2004
                                                         (in thousands)

       Cash paid for interest                $462              $279      $202
       ------------------------------------------- ----------------- -----------

       Cash paid for income taxes          $2,514            $7,186     $5,731
       ------------------------------------------- ----------------- -----------



17.  New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46, revised--Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R has not had a material impact on the Company's Consolidated Financial Statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the Company's foreign exchange contracts do not qualify for hedge accounting treatment. The impact of adopting Statement 149 did not have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 did not have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. We adopted EITF Issue No. 00-21 on June 1, 2003. The adoptions of EITF Issue No. 00-21did not have a significant impact on our financial statements.

18. Related Parties

On February 6, 1998, ICON entered into an Option Agreement ("The Put Option") with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's option to exercise 54,000 ordinary shares. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On the April 21, 2004, Mr. Gray subsequently acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, ICON purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid up ordinary shares in ICON, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





ICON public limited company




July 23, 2004                                /s/ Sean Leech
----------------------------                ----------------------------
Date                                        Sean Leech
                                            Chief Financial Officer

                    Certification of Chief Executive Officer
                           Pursuant to Section 302 of
                         the Sarbanes-Oxley Act of 2002

I, Peter Gray, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc ("the registrant").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 30, 2004

/s/ Peter Gray
---------------------------
Peter Gray
Chief Executive Officer

                    Certification of Chief Financial Officer
                           Pursuant to Section 302 of
                         the Sarbanes-Oxley Act of 2002


I, Sean Leech, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc ("the registrant").

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 30, 2004

/s/ Sean Leech
---------------------------
Sean Leech
Chief Financial Officer

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

Date:    August 30, 2004

/s/ Peter Gray
-----------------------
Peter Gray
Chief Executive Officer

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

Date:    August 30, 2004

/s/ Sean Leech
-----------------------
Sean Leech
Chief Financial Officer

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