Form 20-F/A
ICON PLC  /ADR/
filed 2005-03-31
CIK 1060955

================================================================================

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A1

(Mark One)

/ /       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
/X/             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended: May 31, 2004
                                       OR
/ /           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______.

                         Commission file number: 1-13896

                           ICON public limited company
             (Exact name of Registrant as specified in its charter)

                                     Ireland
                 (Jurisdiction of incorporation or organization)

          South County Business Park, Leopardstown, Dublin 18, Ireland
                    (Address of principal executive offices)
                          -----------------------------

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

                                      None

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                    American Depositary Shares, representing
                      Ordinary Shares, par value euro 0.06
                       each ordinary Share, par value euro
                                    0.06 each

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:
                                      None
           ---------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,838,476 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                         Yes:    X    No:
                                              -------     -------

Indicate by check mark which financial statement item the registrant has elected to follow:

                                     Item 17:         Item 18:    X
                                              -------          -------

                                EXPLANATORY NOTE

     This Amendment on Form 20-F/A1 (this "Amendment") to the Annual Report on Form 20-F of ICON public limited company ("ICON") for the fiscal year ended May 31, 2004 (the "Form 20-F") is being filed by ICON solely for the purpose of including additional disclosure regarding ICON's exemption from certain corporate governance rules of Nasdaq. In connection with this Amendment ICON is including the certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. ICON has not updated the disclosure in this Amendment to speak as of a later date than the date of the original filing.

Part I

Item 10.  Additional Information.

The following paragraph has been added to the disclosure under Item 10 of the Annual Report on Form 20-F for the fiscal year ended May 31, 2004.

Exemptions From Corporate Governance Listing Requirements Under the Nasdaq Marketplace Rules

Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. ICON, as a foreign private issuer, was granted an exemption in 1998 from provisions set forth in Nasdaq Rule 4350(f), which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer's outstanding voting stock. ICON's Articles of Association require that only 3 members be present at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

Part III

Item 19     EXHIBITS


The following exhibits are being filed as part of this Amendment:

Certifications to the Amendment required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

                                   SIGNATURES


     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

                                        ICON public limited company

                                        /s/ Sean Leech
                                        ----------------------------------------
                                        Sean Leech
                                        Chief Financial Officer

Date: March 31, 2005

                    Certification of Chief Executive Officer
                           Pursuant to Section 302 of
                         the Sarbanes-Oxley Act of 2002

I, Peter Gray, certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of ICON plc ("the registrant").

2. Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

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

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in the report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by the report based on such evaluation; and

     c) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

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

Dated: March 31, 2005

/s/ Peter Gray
-------------------------
Peter Gray
Chief Executive Officer

                    Certification of Chief Financial Officer
                           Pursuant to Section 302 of
                         the Sarbanes-Oxley Act of 2002


I, Sean Leech, certify that:

1. I have reviewed this amendment to the annual report on Form 20-F of ICON plc ("the registrant").

2. Based on my knowledge, this amendment does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

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

Dated: March 31, 2005

/s/ Sean Leech
-----------------------
Sean Leech
Chief Financial Officer