Form 20-F
period 2005-05-31
ICON PLC  /ADR/
filed 2005-10-13
CIK 1060955

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

                   For the fiscal period ended: May 31, 2005

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,899,096 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes.........X......................          No...............................

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17............................          Item 18.........X................

TABLE OF CONTENTS


General..................................................................... 1

Cautionary Statement........................................................ 1

Part I

    Item 1.    Identity of Directors, Senior Management and Advisors........ 1

    Item 2.    Offer Statistics and Expected Timetable...................... 1

    Item 3.    Key Information.............................................. 2

    Item 4.    Information on the Company................................... 8

    Item 5.    Operating and Financial Review and Prospects.................19

    Item 6.    Directors, Senior Management and Employees...................28

    Item 7.    Major Shareholders and Related Party Transactions............32

    Item 8.    Financial Information........................................33

    Item 9.    The Offer and the Listing....................................34

    Item 10.   Additional Information.......................................35

    Item 11.   Quantitative and Qualitative Disclosures about Market Risk...41

    Item 12.   Description of Securities Other than Equity Securities.......41

Part II

    Item 13.   Defaults, Dividend Arrearages and Delinquencies..............42

    Item 14.   Material Modifications to the Rights of Security Holders
                 and Use of Proceeds........................................42

    Item 15.   Reserved.....................................................42

    Item 16.   Reserved.....................................................42

Part III

    Item 17.   Financial Statements.........................................43

    Item 18.   Financial Statements.........................................43

    Item 19.   Financial Statements and Exhibits............................43

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to the lawful currency of the United Kingdom, references to "Israeli Shekels" or "ILS" are to the lawful currency of Israel, references to "Euro" or "(euro)" are to the European single currency adopted by twelve members of the European Union (including the Republic of Ireland, France, Germany & the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

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


                                                                                     Year Ended May 31,
                                                               2001            2002          2003          2004           2005

                                                                   (in thousands, except share and per share data)
        --------------------------------------------- ------------ --------------------------------------------------- --------

        Statement of Operations Data:
        Gross revenue                                      $151,832        $218,842      $340,971      $443,875       $469,583
        Subcontractor costs (1)                            (35,669)        (62,287)     (115,246)     (146,952)      (142,925)
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
        Net revenue                                         116,163         156,555       225,725       296,923        326,658
        Costs and expenses:
          Direct costs                                       63,800          83,371       122,373       162,562        179,661
         Selling, general and administrative                 36,312          48,951        71,118        88,807        103,784
         Depreciation and amortization                        4,975           6,020         7,305        11,171         13,331
         Other charges                                            -               -             -             -         11,275
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
        Total costs and expenses                            105,087         138,342       200,796       262,540        308,051
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
        Income from operations                               11,076          18,213        24,929        34,383         18,607
        Net interest income                                   2,519           1,116           354           288            979
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
        Income before provision for income taxes             13,595          19,329        25,283        34,671         19,586
        Provision for income taxes                          (2,617)         (5,129)       (7,000)       (8,929)        (5,852)
        Minority interest                                         -               -             -             -          (189)
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
        Net income (3)                                      $10,978         $14,200       $18,283       $25,742        $13,545
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------

        Net income per ordinary share (2)(3):
           Basic                                              $0.97           $1.22         $1.55         $1.94          $0.98
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
           Diluted                                            $0.92           $1.16         $1.50         $1.88          $0.96
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------

        Weighted average number of ordinary
        shares outstanding:
           Basic                                         11,292,610      11,656,153    11,813,788    13,267,531     13,860,203
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------
           Diluted                                       11,943,849      12,241,820    12,181,094    13,703,163     14,153,445
        --------------------------------------------- -------------- --------------- ------------- ------------- --------------





                                                                 As of May 31,

                                             2001            2002          2003          2004          2005
                                                                  (in thousands)
     Balance Sheet Data:
     Cash and cash equivalents           $ 11,179        $ 36,291      $ 18,311      $ 55,678      $ 56,341
     Short term investments                35,941          18,551             -        23,085        22,034
     Working capital                       61,147          72,923        53,827       113,813       125,288
     Total assets                         128,967         165,794       235,014       335,323       347,553
     Total debt                            11,518          11,745         7,126             -             -
     Government grants                        476             962         1,140         1,411         1,257
     Shareholders' equity                 $86,580        $107,561      $136,910      $216,760      $233,066



(1) Subcontractor costs comprise investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON's contracts. See
     Note 2(d) to the Audited Consolidated Financial Statements.

(2) Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

(3) As explained in Note 19 to our Audited Consolidated Financial Statements, ICON adopted Statement of Financial Accounting Standards ("SFAS") No.142 effective June 1, 2001. Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. The following table provides a reconciliation of reported net income to adjusted net income and earnings per ordinary share excluding amortization expense for all periods presented:



                                                                               Year ended May 31,
                                                              2001         2002           2003           2004          2005
                                                                                 (in thousands)
     Reported net income                                   $10,978      $14,200        $18,283        $25,742       $13,545
     Add back amortization and impairment                      210            -              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------

     Adjusted net income                                   $11,188      $14,200        $18,283        $25,742       $13,545
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------

                                                                                  (in dollars)
     Basic net income per ordinary share reported            $0.97        $1.22          $1.55          $1.94         $0.98
     Add back amortization and impairment                     0.02            -              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
     Adjusted  basic net income per  ordinary  share
     reported                                                $0.99        $1.22          $1.55          $1.94         $0.98
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
                                                                                  (in dollars)
     Diluted net income per ordinary share reported
                                                             $0.92        $1.16          $1.50          $1.88         $0.96
     Add back amortization and impairment                     0.02            -              -              -             -
     ------------------------------------------------ ------------- ------------ -------------- -------------- -------------
     Adjusted  diluted net income per ordinary share
     reported                                                $0.94        $1.16          $1.50          $1.88         $0.96
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

     We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the fiscal year ended May 31, 2005, 43% of our net revenue was derived from our top five clients. In fiscal 2005, 12% of our net revenue was from Astra Zeneca plc, no other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2004, 40% of our net revenue was derived from our top five clients. In fiscal 2004, 17% of our net revenue was from Astra Zeneca plc, no other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2003, 51% of our net revenue was derived from our top five clients. In fiscal 2003, 21% of our net revenue was from Astra Zeneca plc, 11% from Sanofi-Synthelabo Inc. and 10% from Pfizer, Inc.

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

     o poor project performance, insufficient patient enrollment or investigator recruitment; or

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

     The market for CROs is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corporation, Kendle International Inc., Ingenix Inc. (United Health Group Incorporated), Omnicare Inc., PRA International Inc., MDS Inc., SFBC International Inc., Charles River Laboratories, Inc. and Pharmaceutical Product Development, Inc. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

     Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and cancellation or termination of projects in the quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number of employees and the percentage of these employees who were working on projects and billed to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Our central laboratory business has been loss making and may continue to experience losses in the future.

     Our central laboratory has experienced a period of underperformance over the past number of years. To return this business to profitability we require continued strong levels of new business awards and economies of scale in the usage of both resources and lab inputs. If we do not achieve sufficient new business awards and if these economies are not attained, then our central laboratory may continue to make losses.

Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

     Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and therefore will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, for example if we underprice these contracts, if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

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

     We derived approximately 43% of our net revenue in 2005 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results.

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

     Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and that of our employees.

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

We may lose business opportunities as a result of health care reform and the expansion of managed care organizations.

     Numerous governments, including the U.S. government and governments outside of the U.S., have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

     For instance, in the past the U.S. Congress has entertained several comprehensive health care reform proposals. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While the U.S. Congress has not yet adopted any comprehensive reform proposals, members of Congress may raise similar proposals in the future. We are unable to predict the likelihood that health care reform proposals will be enacted into law.

     In addition to health care reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and its revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment

     Various regulatory bodies throughout the world may enact legislation which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation is difficult to predict and therefore could have a material adverse effect on our business.

We may not be able to successfully develop and market or acquire new services.

     We may seek to develop and market new services that complement or expand our existing business or expand our service offerings through acquisition. If we are unable to develop new services and/or create demand for those newly developed services, or expand our service offerings through acquisition, our future business, results of operations, financial condition, and cash flows could be adversely affected.

We rely on third parties for important services.

     We depend on third parties to provide us with services critical to our business. The failure of any of these third parties to adequately provide the needed services could have a material adverse effect on our business.

The Company may make acquisitions in the future, which may lead to disruptions to its ongoing business.

     We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, our ability to:

     o assimilate the operations and services or products of the acquired company;

     o    integrate acquired personnel;

     o    retain and motivate key employees;

     o    retain customers; and

     o minimize the diversion of management's attention from other business concerns.

     Acquisitions of foreign companies may also involve additional risks, including assimilating differences in foreign business practices and overcoming language and cultural barriers.

     In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Item 4.  Information on the Company.

General

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of May 31, 2005, we had approximately 2,700 employees and operations in 37 locations in 23 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the fiscal year ended May 31, 2005, we derived approximately 57.2%, 37.2% and 5.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 1, 2004 we acquired 70% of the outstanding share capital of Beacon Bioscience, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited, based in Chennai, India. The workforce is engaged in the business of clinical trial data management and statistical analysis services and has been transferred to our existing Indian operation.

During the fiscal year ended May 31, 2005, we commenced operations in Taipei, Taiwan, Mexico City, Mexico and Sao Paulo, Brazil.

On July 27, 2005 the Board of Directors of the Company approved a change of the Company's fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company is making this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company will report results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. Going forward, the Company's fiscal quarters will end on the last day of March, June, September and December of each year.

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

Continue to Deliver High Quality Services and Customer Satisfaction. We believe that our dedicated team approach allows us to provide high quality, timely and cost effective services that are designed to be highly responsive to our clients' needs. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients. In the fiscal year ended May 31, 2005, approximately 97% of our net revenue was derived from second or subsequent projects with clients.

Expand Geographic Presence. We believe that the capability to provide our services on a global basis in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 37 offices in 23 countries and intend to continue expanding into regions that have the potential to increase our client base or increase our investigator and patient populations.

Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, digital imaging, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients.


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


Clinical Pharmacology

A critical step in the clinical development process is the confirmation of safety and efficiency in new drug candidates. This is achieved through the execution of Clinical Pharmacology or Phase I studies. These studies are undertaken to determine the metabolic and pharmacological effects of drug candidates in healthy volunteers.

Bioanalysis

Supporting the clinical development process, bioanalysis is carried to source the data required for pharmacokinetic and pharmacodynamic analysis. Bioanalysis quantifies the drug and its major metabolites in samples collected from cell culture media, plasma, serum, and urine.

Pharmacokinetic and Pharmacodynamic analysis

Pharmacokinetic analysis is carried out to measure the effects of absorption, distribution and elimination of a drug and its metabolites. Pharmacodynamic analysis assesses the effects of new drug candidates on the physiology of the body.

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

Strategic Drug Development Services

The Strategic Development division of ICON has broad expertise and can offer a full range of global services including regulatory affairs, CMC strategy and management, product development strategy, project management though all phases of clinical development, product life cycle management, quality, compliance, pharmacokinetics, biopharmaceutics, biostatistics, clinical research, preclinical research, data management, programming and biostatistics.

Digital Imaging

Beacon Biosciences, Inc., the digital imaging operation of ICON, has a strong technology platform, focused on the centralized management, processing and reading of digitized medical images generated in clinical trials, including X-ray, MRI, CT, PET, Nuclear Medicine and Ultrasound.

Organizational Structure


     Name                                                           Country of incorporation          Group ownership

     ICON Clinical Research (UK) Limited                            United Kingdom                         100%

     ICON Clinical Research Inc.                                    USA                                    100%

     ICON Clinical Research Limited                                 Republic of Ireland                    100%

     ICON Japan K.K.                                                Japan                                  100%

     ICON Clinical Research GmbH                                    Germany                                100%

     ICON Clinical Research Pty Limited                             Australia                              100%

     ICON Clinical Research S.A.                                    Argentina                              100%

     ICON Clinical Research SARL                                    France                                 100%

     ICON Clinical Research Pte.                                    Singapore                              100%

     ICON Clinical Research Israel Limited                          Israel                                 100%

     Medeval Group Limited                                          UK                                     100%

     ICON Laboratories, Inc.                                        USA                                    100%

     Managed Clinical Solutions, Inc.                               USA                                    100%

     ICON Clinical Research (Canada) Inc.                           Canada                                 100%

     Globomax LLC                                                   USA                                    100%

     ICON Clinical Research Espana S.L.                             Spain                                  100%

     ICON Clinical Research Kft                                     Hungary                                100%

     Beacon Bioscience, Inc.                                        USA                                     70%

     ICON Clinical Research India Private Limited                   India                                  100%

     ICON Clinical Research Mexico, S.A. de C.V.                    Mexico                                 100%


      All shareholdings comprise ordinary shares.

      All subsidiary undertakings are involved in the provision of contract research services to the pharmaceutical, biotechnology and medical device industries.

Information Systems

Our information technology strategy is to build systems that help in the delivery of our business strategy. The focus is to provide ease of access to information for our staff and clients. Our current information systems are built around open standards and leading commercial hardware and software. All critical business systems are formally delivered following a documented approach. Critical clinical information systems which manage clinical data are validated in accordance with the latest FDA regulations and those of other equivalent regulatory bodies throughout the world.

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

Clients

In 2005 revenue was earned from over 300 clients, including all of the top 20 pharmaceutical companies as ranked by 2004 revenues.

We have expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and have expanded through acquisition to offer a broader range of services. In the fiscal year ended May 31, 2005, 57.2% of our net revenue was generated in the United States, 37.2% in Europe and 5.6% in Rest of World.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. During the fiscal year ended May 31, 2003, we received 21% of our net revenue from Astra Zeneca, 11% from Sanofi-Synthelabo Inc. and 10% from Pfizer. In fiscal year 2004, we received 17% of our net revenue from Astra Zeneca. In fiscal year 2005, we received 12% of our net revenue from Astra Zeneca. No other client contributed more than 10% of net revenues in fiscal 2005. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical, biotechnology and medical device industries.

Most of our revenues are earned from contracts which are fixed price, based on certain activity and performance specifications. Consequently, although we typically bear the cost of overruns, with certain exceptions, we benefit if our costs are lower than anticipated. Payment terms usually provide either for payments based on the achievement of certain identified milestones or activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, we deal with these by a change order, often resulting in additional revenue to us. We also contract on a "fee-for-service," "days worked" or "time and materials" basis but this accounts for approximately 15% of revenues.

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

At May 31, 2005, we had a backlog of $528 million, compared with approximately $464 million at May 31, 2004. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 42,000 square feet on approximately two acres. We have also leased an additional office facility of approximately 25,000 square feet in the same business park.

We also maintain U.S. offices in Chicago, two offices in Philadelphia, Nashville, Irvine, San Francisco, Houston, Wilmington, Raleigh, Baltimore, Tampa and two offices in New York. Our European subsidiaries maintain offices in Southampton, Frankfurt, Paris, Moscow, Amsterdam, Marlow, Manchester, Tel Aviv, Stockholm, Riga, Budapest and Barcelona. Our Rest of World offices are located in Tokyo, Singapore, Sydney, Chennai, Buenos Aires, Johannesburg, Montreal, Hong Kong, Mexico City, Taipei and Sao Paulo.


Item 5.  Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.


Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of May 31, 2005, we had approximately 2,700 employees and operations in 37 locations in 23 countries, including the United States and major markets in Europe and Rest of World. In fiscal 2005, 57.2%, 37.2% and 5.6% of our net revenue was derived in the United States, Europe and Rest of World, respectively. See Note 17 to the Consolidated Financial Statements.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At May 31, 2005, we had a backlog of $528 million, compared with approximately $464 million at May 31, 2004. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 13 operations operating in U.S. dollars, 5 trading in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Hong Kong dollar, Taiwan dollar, Mexican Peso and Brazilian Real. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

We have received capital and revenue grants from Forbairt, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to May 31, 2005, we have received $2,580,983 and $1,918,361 under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

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


                                                   2003          2004           2005             2003              2004
                                                                                              to 2004           to 2005
                                                   Percentage of Net Revenue                   Percentage Increase/
                                                                                                 (Decrease)

Net revenue                                      100.0%        100.0%           100%            31.5%             10.0%

Costs and expenses:
Direct costs                                      54.2%         54.7%          55.0%            32.8%             10.5%

Selling, general and administrative               31.5%         29.9%          31.8%            24.9%             16.9%

Depreciation and amortization                      3.3%          3.8%           4.1%            52.9%             19.3%

Other charges                                         -             -           3.4%                -            100.0%

Income from operations                            11.0%         11.6%           5.7%            37.9%           (45.9%)


Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004

Net revenue increased by $29.7 million, or 10.0%, from $296.9 million to $326.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from acquisitions (GloboMax & Beacon) amounted to $9.1 million for the fiscal year ended May 31, 2005. Including the impact of acquisition, revenues in the United States, Europe and the Rest of World grew by 0.9%, 20.1% and 73.5% respectively. In the twelve months to May 31, 2005, net revenue from our central laboratory business decreased by 5.2% from $26.9 million to $25.5 million while our clinical research segment grew by 11.5% from $270.0 million to $301.2 million over the comparable period. The decrease in net revenue in our central laboratory segment is primarily due to lower testing volumes in fiscal 2005. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $17.1 million, or 10.5%, from $162.6 million to $179.7 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from acquisitions amounting to $4.3 million. Direct costs as a percentage of net revenue increased from 54.7% in the twelve months to May 31, 2004 to 55.0% in fiscal 2005.

Selling, general and administrative expenses increased by $15.0 million, or 16.9%, from $88.8 million to $103.8 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisition of $3.3 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 29.9% in the twelve months to May 31, 2004 to 31.8% for the fiscal year ended May 31, 2005.

Depreciation and amortization expense increased by $2.1 million, or 19.3%, from $11.2 million to $13.3 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased cost arising from acquisition of $0.4 million. As a percentage of net revenue, depreciation and amortization increased from 3.8% of net revenues in the twelve months to May 31, 2004, to 4.1% for the fiscal year ended May 31, 2005.

Other charges of $11.3 million were incurred during the year ended May 31, 2005. The principal items classified as other charges include asset impairments, computer software write-off and lease termination and exit costs, as outlined in
Note 14 to the Consolidated Financial Statements.

Income from operations decreased by $15.8 million, or 45.9%, from $34.4 million to $18.6 million, including acquisitions. As a percentage of net revenue, income from operations decreased from 11.6% for the twelve months to May 31, 2004 to 5.7% of net revenues for the fiscal year ended May 31, 2005. For the fiscal year 2005, losses from operations, as a percentage of net revenue for the central laboratory increased to 59.9%, or 25.6% excluding other charges, from 12.2%, in fiscal 2004 due to an expanded cost base. The central laboratory constitutes approximately 7% of our business revenues. Operating margins for our clinical research segment decreased from 13.9% in the twelve months to May 31, 2004, to 11.3% for the fiscal year ended May 31, 2005.

Net interest income for the year ended May 31, 2005, was $1.0 million, an increase of $0.7 million on the year ended May 31, 2004. Higher average level of funds invested and higher interest rates in fiscal 2005 over fiscal 2004 contributed to the increased interest income.

ICON's effective tax rate for the year ended May 31, 2005, was 29.9% compared with 25.8% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

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


Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation paid by us and our subsidiaries in the three fiscal years ended May 31, 2003, 2004 and 2005, amounted to $135.2 million, $174.5 million, and $194.1 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

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

As of May 31, 2005, our working capital was $125.3 million, compared to $113.8 million at May 31, 2004. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 63 days at May 31, 2005, 60 days at May 31, 2004 and 64 days at May 31, 2003.

Net cash provided by operating activities was $25.2 million in the year ended May 31, 2005, compared with $43.6 million in fiscal 2004 and $21.5 million in the fiscal year ended May 31, 2003. The decrease in cash provided in fiscal 2005 was due primarily to lower net income in fiscal 2005 and higher levels of revenue outstanding, reflective of the increase in revenue and revenue days outstanding in fiscal 2005 over fiscal 2004.

Net cash used in investing activities was $25.7 million in the year ended May 31, 2005, compared with $47.3 million in the year ended May 31, 2004 and $35.3 million in the year ended May 31, 2003. The decrease in net cash used in fiscal 2005 over fiscal 2004, is due principally to the lower levels of short-term investments purchased in fiscal 2005.

Net cash provided by financing activities was $0.9 million in the year ended May 31, 2005, compared with $42.5 million in fiscal 2004 and net cash used in financing activities of $4.6 million in the fiscal year ended May 31, 2003. The main reason for this decrease is the receipt of the net proceeds of $44.3 million, following the issue of 1,500,000 American Depositary Shares by the Company in fiscal 2004.

As a result of these cash flows, cash and cash equivalents increased by $0.6 million in the year ended May 31, 2005, compared to $37.4 million in the year ended May 31, 2004 and a net decrease of $18.0 million in the year ended May 31, 2003.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks' Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at May 31, 2005, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at May 31, 2005, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$150,960). As of May 31, 2005, the full facility was available to be drawn down.

On September 9, 2003, we completed the acquisition of Globomax LLC, for an initial cash consideration of U.S.$10.9 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006.

We entered into an overdraft agreement with AIB, whereby the company guaranteed any overdraft of our subsidiary ICON Clinical Research Israel Ltd. up to an amount of U.S.$250,000. This facility was terminated on April 20, 2004.

On July 1, 2004, we completed the acquisition of 70% of Beacon Biosciences, Inc. for an initial cash consideration of U.S.$9.9 million.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited for a total cash consideration of U.S.$0.25 million. The workforce is engaged in the business of clinical trial data management and statistical analysis services and has been transferred to our existing Indian operation.

Contractual obligations table

The following table represents the contractual obligations and commercial commitments of ICON plc as of May 31, 2005:


                                                                              Payments due by period


                                                                        Less than 1       1 to 3         3 to 5       More then 5
                                                               Total           year        years         years          years
                                                                                (U.S.$ in millions)
  Long-Term Debt Obligations                                       -              -             -           -               -
  Capital Lease Obligations                                     $0.4           $0.2          $0.2           -               -
  Operating lease Obligations                                  143.3           23.2          33.7        27.9            58.5
  Purchase Obligations (1)                                       5.9            3.4           2.5           -               -
  --------------------------------------------------- --------------- -------------- ------------- ----------- ---------------

  Total (U.S.$ in millions)                                   $149.6          $26.8         $36.4       $27.9           $58.5
  --------------------------------------------------- --------------- -------------- ------------- ----------- ---------------


     (1) This figure may be payable under earn out clauses included in acquisitions undertaken in prior periods. Of the $5.9 million, $3.4 million of the earn-out targets have been reached at May 31, 2005 and have been recorded in other liabilities.

We expect to spend approximately $40 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to ICON.

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

Goodwill

The principal judgements and uncertainties affecting our accounting for goodwill relate to carrying values. The carrying values of purchased goodwill are assessed annually, using discounted cash flows and net realizable values. The estimates and judgements used to assess carrying values include those relating to commercial risk, revenue and cost projections, our intention with respect to the acquired goodwill, the impact of competition, the impact of any reorganization or change of our business focus, the level of third party interest in our operations and market conditions.

If the implied fair value of reporting unit goodwill is lower then its carring amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgements, particularly with respect to expected revenue and cost projections or the impact of any reorganisation or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgements in assessing the carrying value of our goodwill. For further information, refer to Note 14 to the Consolidated Financial Statements.


Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment - An Amendment of FASB Statements No. 123 and 95 ("SFAS No.123R"), which is effective for public companies in periods beginning after June 15, 2005. We will implement the proposed standard no later than the year that begins January 1, 2006. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on March 31, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29" ("SFAS No. 153"), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

Item 6.  Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc directors, officers and other key employees as of May 31, 2005.


Name                                        Age      Position
------------------------------------------------------------------------------------------------------
Dr. John Climax (1)                         52       Chairman of the Board
Peter Gray (1)                              50       Chief Executive Officer, Director
Sean Leech (1)                              34       Chief Financial Officer
Dr. Ronan Lambe (1)                         65       Director
Thomas Lynch (2)(3)(4)                      48       Director
Edward Roberts (2)(3)(4)                    70       Director
Shuji Higuchi                               65       Director
Dr. Bruce Given (2)(3)(4)                   51       Director
William Taaffe                              56       President Corporate Development
Dr. John Hubbard                            48       President and Chief Operating Officer, ICON Clinical
                                                     Research - U.S.
Dr. Peter Sowood                            52       President of ICON Clinical Research - Europe
Robert Scott-Edwards                        51       President of ICON Laboratories
Dr. Dan Weng                                42       President of ICON Clinical Research - Rest of
                                                     World
Dr. Thomas Frey                             52       Chief Operating Officer, ICON Clinical Research
                                                     - Europe
Josephine Coyle                             47       Vice President for Corporate Quality Assurance


(1)  Executive Officer of the Company.
(2)  Member of Compensation Committee.
(3)  Member of Audit Committee.
(4)  Member of Nomination Committee.

Dr. John Climax, one of the Company's co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 20 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982.

Peter Gray has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 14 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

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

Dr. Ronan Lambe, one of the Company's co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 23 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as a director of Nanogen Inc., from 1996 to 2000. Mr. Lynch is currently the Chairman of Amarin Corporation plc, a director of Royal Opera House (Covent Garden) and a non-executive director of the Irish Development Authority. In the period from May 1993 to July 2004, Mr. Lynch held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer, Vice Chairman and Senior Advisor to the Chairman of the Board of Elan Corporation plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

Edward Roberts has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 40 years of experience in the pharmaceutical industry. He has been a partner in Global Health Care Partners since June 1998, and also serves as Chairman of Biopartners and Chairman of the Advisory Board of Merz & Co. GmbH.

Mr. Shuji Higuchi has served as an outside Director of the Company since September 2004. Dr. Higuchi has over 40 years of experience in the pharmaceutical industry. Dr. Higuchi is currently Director of R&D and Corporate Integration, Kyoto University Hospital, Japan. Prior to this Dr. Higuchi has served as President of Takeda Pharma GmbH from 1983 to 1992, President of Takeda Europe R&D Centre, Frankfurt / London from 1992 to 2002, and served as a Corporate Officer of Takeda Chemical Industries Limited, Japan from 1999 to 2002.

Dr. Bruce Given has served as an outside director of the Company since September 2004. Since March 2002, he has served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Previously, Dr. Given has held various positions in Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

William Taaffe has served as President Corporate Development since April 2005. Prior to this Mr. Taaffe served as President and Chief Executive Officer of ICON Clinical Research - U.S. since 1993. Mr. Taaffe has over 29 years of experience in the contract research and the pharmaceutical industries in Ireland, Canada and the United States. Mr. Taaffe received his bachelor of science degree in 1970 from the University College Dublin.

Dr. John W. Hubbard has served as President of ICON Clinical Research - U.S. since April 2005 and currently also serves as Chief Operating Officer, U.S Operations, a position he has held since October 1999. Dr. Hubbard has more than 20 years of experience in pharmaceutical research and development. He has held positions of increasing responsibility at Revlon Health Care Group, Hoechst Marion Roussel Pharmaceuticals, Parexel International Corporation, and from July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, an industry leading site management organization and division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a B.S. in Psychology/Biology from the University of Santa Clara, a Ph.D. in Cardiovascular Physiology from the University of Tennessee, and was a NIH Postdoctoral Fellow in Cardiovascular Pharmacology at the University of Texas Health Sciences Center.

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

Robert Scott-Edwards, has served the company as President of ICON Laboratories since August 2004, having previously held the position of Vice President, Sales & Marketing for ICON Laboratories since June 2000. Prior to joining ICON, Mr. Scott-Edwards held various senior positions at Bristol-Myers Squibb from 1979 through 1997. Mr. Scott-Edwards began his career in the pharmaceutical industry in 1971 at Wyeth.

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

Dr. Thomas Frey has served as Chief Operating Officer for ICON Clinical Research Europe since June 2001 and previously served as Vice President of ICON Clinical Operations Europe from January 2000 to May 2001. Dr. Frey has 17 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Marion Roussel. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of director of Quality Assurance.

Board of Directors

ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2006, it is anticipated that three directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
We established a compensation committee and an audit committee in 1998 and a nominating committee in 2004, all of which are committees of the Board of Directors and are composed mainly of non-executive directors of ICON plc.

Compensation committee
The compensation committee comprises Thomas Lynch (Chairman), Edward Roberts and Dr. Bruce Given. It deals with all aspects of senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to ICON.

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON's objectives.

Audit committee
The audit committee comprises Edward Roberts (Chairman), Thomas Lynch and Dr. Bruce Given. It reviews the annual report, the quarterly earnings releases, the effectiveness of the system of internal controls, reviews the compliance with our ethical code and legal requirements and approves the appointment and removal of the external auditors. It also addresses all issues raised and recommendations made by the external auditors and pre-approves all auditor services.

Nomination committee
The Nomination committee comprises Thomas Lynch, Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company. The nominating committee held one formal meeting during 2005.

Executive committee
The Executive Committee comprises Dr. John Climax, Peter Gray, Dr. Ronan Lambe and Sean Leech who holds the position of Chief Financial Officer of the Company. Established in March 2005, this Committee is responsible for the direction of the business and affairs of the Company in intervals between meetings of the Board and exercises business judgement to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Executive Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

The aggregate compensation paid by ICON to all persons who served in the capacity of director or executive officer in fiscal 2005 (9 persons) was approximately $1.9 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). As of May 31, 2005, options granted to directors and executive officers of ICON to purchase an aggregate of 115,900 of our ordinary shares were outstanding. The options are exercisable at prices between $18.00 and $35.50 and expire between May 15, 2006 and February 24, 2013.

In addition, our officers are eligible to participate in ICON's Incentive Share Option Scheme. See Note 10 to the Consolidated Financial Statements.


Employees

We employed 2,713, 2,432 and 2,280 people for the years ending May 31, 2005, 2004 and 2003, respectively. Our employees are not unionized and we believe that our relations with our employees are good.


Share Ownership

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of July 27, 2005 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group   No. of Shares (1)       Options
--------------------------------------------------------------------
Dr. John Climax                              1,556,892        15,000
Dr. Ronan Lambe                              1,008,470         7,000
Mr. Peter Gray                                  54,220        15,000
Mr. Sean Leech                                       -        52,400
Mr. Thomas Lynch                                40,001        13,500
Mr. Edward Roberts                                   1         9,500
Mr. Shugi Higuchi                                    -         2,500
Dr. Bruce Given                                      -         1,000
Mr. Lee Jones                                        -             -

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

Executive officers and Directors remuneration

For the year ended May 31, 2005, the total remuneration paid to our directors and executive officers including salary, bonus, pension and benefits-in-kind (2004: $2,035,499), was as follows:

                                             U.S.$
-----------------------------------------------------
Dr. John Climax                            641,053
Dr. Ronan Lambe                            243,754
Mr. Peter Gray                             518,816
Mr. Sean Leech                             311,861
Mr. Edward Roberts                          50,000
Mr. Thomas Lynch                            35,000
Mr. Shugi Higuchi                           25,000
Dr. Bruce Given                             35,000
Mr. Lee Jones                                7,500
-----------------------------------------------------
Total                                   $1,867,984

Item 7.  Major Shareholders and Related Party Transactions.

     (a) ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

     (b) The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADS's) as of July 27, 2005 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.


Name of Owner or Identity of Group                No. of Shares (1)               Percent of Class
------------------------------------------------------------------------------------------------------
Fidelity Group Companies (3)                              2,063,486                          14.8%
Wasatch Group Companies (3)                               1,734,182                          12.5%
Dr. John Climax (2)                                       1,571,892                          11.3%
Dr. Ronan Lambe                                           1,015,470                           7.3%
Dalton, Greiner, Hartman, Maher & Co. (3)                   784,955                           5.6%
All directors and officers as a group (4)                 3,003,364                          21.6%


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

     (4) Includes 343,780 ordinary shares issuable upon the exercise of stock options granted by the Company.

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

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialisation of drugs for the treatment of central nervous system disorders. During fiscal 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON plc), to conduct a clinical trial on its behalf. The total potential value of this study is $2.7 million. As at July 27, 2005, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 9.1 million, 5.6 million and 1.6 million shares respectively in Amarin Corporation plc. These respective holdings equate to approximately 18%, 11% and 3% of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. At May 31, 2005, $0.4m was outstanding to be received from Amarin on this trial.


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

                               High Sales Price     Low Sales Price
Year Ending                     During Period        During Period
---------------------------- --------------------- -------------------
May 31, 2000                        $29.00               $11.87
May 31, 2001                        $29.75               $15.00
May 31, 2002                        $39.58               $22.93
May 31, 2003                        $32.87               $14.88
May 31, 2004                        $46.05               $25.87
May 31, 2005                        $44.92               $30.26

                               High Sales Price    Low Sales Price
Quarter Ending                  During Period        During Period
---------------------------- --------------------- -------------------
May 31, 2002                        $34.49               $23.87
Aug 31, 2002                        $30.50               $14.88
Nov 30, 2002                        $26.00               $18.99
Feb 28, 2003                        $32.87               $22.35
May 31, 2003                        $30.85               $21.36
Aug 31, 2003                        $36.80               $25.87
Nov 30, 2003                        $45.04               $31.20
Feb 29, 2004                        $46.05               $33.03
May 31, 2004                        $43.49               $29.74
Aug 31, 2004                        $44.92               $31.75
Nov 30, 2004                        $39.39               $31.04
Feb 28, 2005                        $38.99               $33.78
May 31, 2005                        $38.95               $30.26

                               High Sales Price    Low Sales Price
Month Ending                    During Period        During Period
---------------------------- --------------------- -------------------
Dec 31, 2004                        $38.99               $37.07
Jan 31, 2005                        $38.04               $34.79
Feb 28, 2005                        $36.23               $33.78
March 31, 2005                      $38.95               $34.42
April 30, 2005                      $38.43               $32.77
May 31, 2005                        $34.03               $30.26

Item 10.  Additional Information.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Slobodan Milosevic and associated persons, persons indicted by the International Criminal Tribunal for the former Yugoslavia, Zimbabwe (including senior members of the Zimbabwean government), Iraq, Liberia, Burma/Myanmar, the Republic of Serbia, Democratic Republic of Congo, Ivory Coast, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

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

As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) for U.S. federal income tax purposes, is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust; and for purposes of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE ADSs REPRESENTING SUCH ORDINARY SHARES AND ADRs EVIDENCING OWNERSHIP OF SUCH ADSs.

Irish Taxation

Irish corporation tax on income
ICON is a public limited company incorporated and resident for tax purposes in Ireland.

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

To the extent that the company is involved in the "manufacture" of goods in Ireland, income from this activity, in respect of its data processing operations carried out in Ireland (which is deemed to be manufacturing for Irish tax purposes) , can qualify for a 10% rate of tax. This relief is available until December 31, 2010 and thereafter the income will be taxed at the standard rate applicable to trading income which is currently 12.5%.

Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rates discussed above.

Irish capital duty, a tax on the issuance of share capital by companies, is payable at the rate of 0.5% of proceeds received by the company in consideration of such issuance.

Capital gains arising to an Irish resident company are liable to tax at 20%. However, a capital gains tax exemption has been introduced in Ireland in respect of disposals of certain shareholdings. The exemption applies with retrospective effect to disposals occurring on after 2 February 2004.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

o The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest in which is being disposed of, for a period of at least one year, within the two year period prior to disposal.

o The shares being disposed of must be in a company, which at the date of disposal, is resident in an EU Member State or in a state with which Ireland has a double tax agreement.

o The shares must be in a company which is primarily a trading company or else the company making the disposal together with its "5% plus subsidiaries" should be primarily a trading group.

o The shares must not derive the greater part of their value from land or mineral rights in the State.

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

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

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

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

     o an individual resident in the U.S. ( or any other country with which Ireland has concluded a double taxation treaty);

     o a corporation that is ultimately controlled by persons resident in the U.S. (or any other country with which Ireland has concluded a double taxation treaty);

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

Taxation of Capital Gains
A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals -:

     o    who cease to be Irish resident;

     o    who own the shares when they cease to be resident;

     o if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

     o who dispose of an interest in a company during this temporary non-residence; and

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

The tax-free threshold amounts currently in force are:

     o (euro)23,336 in the case of persons who are not related to one another;

     o (euro)46,673 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

     o (euro)466,725 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of ?(euro)12.70 (the nominal rate) will apply.

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


Certain U.S. Federal Income Tax Matters

Passive Foreign Investment Company ("PFIC") Status

A foreign corporation generally will be a passive foreign investment company (a"PFIC") for United States federal income tax purposes if in any tax year either 75% or more of its gross income is "passive income" (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average percentage of its assets that produce passive income or are held for the production of passive income is at least 50%. ICON believes that it is not currently a PFIC and, based on ICON management's current projections of ICON's future income and assets and the manner in which ICON currently intends to manage and conduct its business in the future, that ICON will not become a PFIC in the future. However, the PFIC rules are complex and subject to some uncertainty (given the very limited amount of authority interpreting such rules) and, thus, there can be no assurance that Icon plc is not currently a PFIC or will not become one in the future. If ICON plc were treated as a PFIC for any taxable year in which a U.S. Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. U.S. Holders should consult with their tax advisors as to the effect of these rules.


The foregoing discussion of U.S federal income tax matters is limited to PFIC status-- U.S.Holders of ordinary shares or ADSs should consult their own tax advisors about the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

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

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At May 31, 2005, we had cash denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk during the year, we entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These financial instruments comprised of a series of foreign exchange forward contracts all of which were settled during the 2005 fiscal year. At May 31, 2005, we held no foreign exchange forward contracts.

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


                                                                   Fair value Change +10%       Fair value Change -10%
                                            Fair value at             movement in foreign          movement in foreign
                                             May 31, 2005                   exchange rate                exchange rate
                                           (in thousands)                  (in thousands)               (in thousands)

Non-U.S. Dollar denominated cash                   $7,137                           $ 714                       $(714)


Non-U.S. Dollar denominated                             -                               -                            -
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

(b) Changes in internal controls.

There were no changes in the Company's internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

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

C.   Principal Accountant Fees and Services

The Company's principal accountants for the years 2004 and 2005 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of the Company's annual financial statements for 2004 and 2005 and fees billed for other services rendered by KPMG.


                                                                               Year ended May 31st
                                                                          2004                          2005
                                                                (in thousands)         %      (in thousands)      %
Audit fees (1)                                                            $647        60%               $719     72%
Audit related fees (2)                                                      40         4%                  6      1%
Tax fees (3)                                                               369        34%                249     25%
All other fees (4)                                                          19         2%                 18      2%

------------------------------------------------------------ ------------------ ---------- ------------------ -------
Total                                                                   $1,075       100%               $992    100%
------------------------------------------------------------ ------------------ ---------- ------------------ -------



(1) Audit fees include annual audit fees for ICON plc and its subsidiaries as well as fees for the registration statement filed in 2004.

(2) Audit related fees principally consisted of fees for financial due diligence services and fees for audit of financial statements of employee benefit plans.

(3)  Tax fees are fees for tax compliance and tax consultation services.

(4) All other fees are fees for secretarial assistance rendered by the Company's auditors.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

Reference is made to pages 45 to 76 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Financial statements of ICON plc and subsidiaries

     Report of Independent Registered Public Accounting Firm

     Consolidated Balance Sheets at May 31, 2004, and May 31, 2005

     Consolidated Statements of Operations for the years ended May 31, 2003, 2004 and 2005

     Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended May 31, 2003, 2004 and 2005.

     Consolidated Statements of Cash Flows for the years ended May 31, 2003, 2004 and 2005

     Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

     Significant subsidiaries

     Section 906 certifications

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors and Shareholders of ICON plc



     We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of May 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended May 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of May 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2005 in conformity with accounting principles generally accepted in the United States.


     KPMG
     Public Accounting Firm

     Dublin, Ireland
     July 27, 2005


                                    ICON plc
                           CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------

                                                                                                   May 31,
                                                                                         2004                   2005
                                                                                               (in thousands)
ASSETS
Current Assets:
    Cash and cash equivalents                                                         $55,678                $56,341
    Short term investments - available for sale (Note 3)                               23,085                 22,034
    Accounts receivable                                                                74,079                 80,486
    Unbilled revenue                                                                   59,861                 56,762
    Other receivables                                                                   4,306                  5,662
    Deferred tax asset (Note 13)                                                        1,684                  2,637
    Prepayments and other current assets                                                9,468                 10,717
--------------------------------------------------------------------------- ------------------ ----------------------
    Total current assets                                                              228,161                234,639
Other Assets:
    Property, plant and equipment, net (Note 6)                                        42,936                 45,286
    Goodwill (Note 4)                                                                  64,226                 67,440
    Intangible assets (Note 5)                                                              -                    188
--------------------------------------------------------------------------- ------------------ ----------------------
Total Assets                                                                         $335,323               $347,553
--------------------------------------------------------------------------- ------------------ ----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable                                                                  $12,801                $10,379
    Payments on account                                                                61,960                 52,583
    Other liabilities (Note 7)                                                         35,091                 39,890
    Deferred tax liability (Note 13)                                                        -                    310
    Income taxes payable                                                                4,496                  6,189
--------------------------------------------------------------------------- ------------------ ----------------------
    Total current liabilities                                                         114,348                109,351
Other Liabilities:
    Long term government grants (Note 11)                                               1,411                  1,257
    Long term finance leases                                                              167                    248
    Non-current deferred tax liability (Note 13)                                        2,637                  2,747
    Minority interest                                                                       -                    884

Shareholders' Equity:
    Ordinary shares, par value 6 Euro cents per share; 20,000,000 shares authorized, 13,838,476 shares issued and outstanding at May 31, 2004 and
    13,899,096 shares issued and outstanding at May 31, 2005 (Note 12)                    980                    985
    Additional paid-in capital                                                        112,936                114,447
    Accumulated other comprehensive income                                              9,984                 11,229
    Merger reserve                                                                         47                     47
    Retained earnings                                                                  92,813                106,358
--------------------------------------------------------------------------- ------------------ ----------------------

    Total Shareholders' Equity                                                        216,760                233,066
--------------------------------------------------------------------------- ------------------ ----------------------

    Total Liabilities and Shareholders' Equity                                       $335,323               $347,553
---------------------------------------------------------------------------------------------------------------------


     The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
                      CONSOLIDATED STATEMENTS OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------

                                                                                      Year Ended May 31,
                                                                                2003             2004           2005
                                                                     (in thousands, except share and per share data)


Revenue:
    Gross revenue                                                           $340,971         $443,875       $469,583
    Subcontractor costs                                                    (115,246)        (146,952)      (142,925)
---------------------------------------------------------------- -------------------- ---------------- --------------
    Net revenue                                                              225,725          296,923        326,658

Costs and expenses:
    Direct costs                                                             122,373          162,562        179,661
    Selling, general and administrative                                       71,118           88,807        103,784
    Depreciation and amortization                                              7,305           11,171         13,331
     Other charges (Note 14)                                                       -                -         11,275
---------------------------------------------------------------- -------------------- ---------------- --------------

Total costs and expenses                                                     200,796          262,540        308,051
---------------------------------------------------------------- -------------------- ---------------- --------------

Income from operations                                                        24,929           34,383         18,607
Interest income                                                                  633              490          1,208
Interest expense                                                               (279)            (202)          (229)
---------------------------------------------------------------- -------------------- ---------------- --------------

Income before provision for income taxes                                      25,283           34,671         19,586
Provision for income taxes (Note 13)                                         (7,000)          (8,929)        (5,852)
Minority interest                                                                  -                -          (189)
---------------------------------------------------------------- -------------------- ---------------- --------------

Net income                                                                   $18,283          $25,742        $13,545
---------------------------------------------------------------- -------------------- ---------------- --------------

    Net income per ordinary share:
Basic                                                                          $1.55            $1.94          $0.98
---------------------------------------------------------------- -------------------- ---------------- --------------

Diluted                                                                        $1.50            $1.88          $0.96
---------------------------------------------------------------- -------------------- ---------------- --------------

    Weighted average number of ordinary shares outstanding:
Basic                                                                     11,813,788       13,267,531     13,860,203
---------------------------------------------------------------- -------------------- ---------------- --------------

Diluted                                                                   12,181,094       13,703,163     14,153,445
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




                                    ICON plc
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
---------------------------------------------------------------------------------------------------------------------------------

                                                                               Accumulated
                                                               Additional            Other
                                                                  Paid-in    Comprehensive    Retained     Merger
                                           Shares    Amount       Capital           Income    Earnings    Reserve          Total
                                                             (in thousands, except share and per share data)

------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2002                11,798,501      $839       $60,348         $(2,461)     $48,788        $47       $107,561
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      18,283          -         18,283
Currency translation adjustment                 -         -             -           10,248           -          -         10,248
                                                                                                                   --------------
Total comprehensive income                                                                                                28,531
Exercise of share options                  39,360         2           726                -           -          -            728
Shares issued                               3,696         -            77                -           -          -             77
Share issue costs                               -         -          (35)                -           -          -           (35)
Tax benefit on exercise of options
                                                -         -            48                -           -          -             48
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2003                11,841,557      $841       $61,164           $7,787     $67,071        $47       $136,910
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      25,742          -         25,742
Currency translation adjustment                 -         -             -            2,197           -          -          2,197
                                                                                                                   --------------
                                                                                                                   --------------
Total comprehensive income                                                                                                27,939
Exercise of share options                 496,919        35         5,323                -           -          -          5,358
Shares issued                           1,500,000       104        45,601                -           -          -         45,705
Share issue costs                               -         -       (1,428)                -           -          -        (1,428)
Tax benefit on exercise of options
                                                -         -         2,276                -           -          -          2,276
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2004                13,838,476      $980      $112,936           $9,984     $92,813        $47       $216,760
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------

Comprehensive Income:
Net income                                      -         -             -                -      13,545          -         13,545
Currency translation adjustment                 -         -             -            1,245           -          -          1,245
                                                                                                                   --------------
                                                                                                                   --------------
Total comprehensive income                                                                                      -         14,790
Exercise of share options                  60,620         5         1,402                -           -          -          1,407
Share issue costs                               -         -          (60)                -           -          -           (60)
Tax benefit on exercise of options
                                                -         -           169                -           -          -            169
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------
Balance at May 31, 2005                13,899,096      $985      $114,447          $11,229    $106,358        $47       $233,066
------------------------------------ ------------- --------- ------------- ---------------- ----------- ---------- --------------


The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                      Year Ended May 31,
                                                                             2003             2004             2005
                                                                                       (in thousands)
Cash flows from operating activities:
Net income                                                                $18,283          $25,742          $13,545
Adjustments to reconcile net income to net cash
provided by operating activities:
    Loss on disposal of property, plant and equipment                           -              222               66
    Depreciation and amortization                                           7,305           11,171           13,331
    Amortization of grants                                                   (36)            (569)            (199)
    Deferred taxes                                                            376              985            (532)
    Minority interest                                                           -                -              189
    Other Charges                                                               -                -           11,275
Changes in assets and liabilities:
    (Increase)/decrease in accounts receivable                           (23,232)            4,089          (4,930)
    (Increase)/decrease in unbilled revenue                              (14,480)         (15,329)            3,071
    Decrease in other receivables                                           7,515            4,307            1,383
    Increase in prepayments and other current assets                      (1,965)            (778)            (994)
    Increase/ (decrease) in payments on account                            25,485           14,228          (9,515)
    Decrease in other liabilities                                         (1,787)          (1,654)            (446)
    Increase in income taxes payable                                          253            2,237            1,420
    Increase/(decrease) in accounts payable                                 3,768          (1,009)          (2,455)
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash provided by operating activities                                  21,485           43,642           25,209
Cash flows from investing activities:
    Purchase of property, plant and equipment                            (15,788)         (13,097)         (15,595)
    Purchase of intangible asset                                                -                -            (250)
    Purchase of subsidiary undertakings and acquisition costs            (36,873)         (11,258)         (10,052)
    Cash acquired with subsidiary undertakings                              1,910              891            1,658
    Deferred payments in respect of historical acquisitions               (3,078)          (1,733)          (2,514)
    Sale of short term investments                                         18,551                -           12,022
    Purchase of short term investments                                          -         (23,085)         (10,971)
    Receipt of government grant                                                 -              945                -
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash used in investing activities                                    (35,278)         (47,337)         (25,702)
Cash flows from financing activities:
    Repayment of bank overdraft                                           (5,319)          (7,126)                -
    Proceeds from exercise of share options                                   693            5,358            1,407
    Proceeds from the issuance of share capital                                 -           45,705                -
    Share Issuance Costs                                                        -          (1,182)            (197)
    Repayment of other liabilities                                              -            (230)            (272)
------------------------------------------------------------------ --------------- ---------------- ----------------

Net cash (used in) /provided by financing activities                      (4,626)           42,525              938
Effect of exchange rate movements on cash                                     439          (1,463)              218
------------------------------------------------------------------ --------------- ---------------- ----------------

Net (decrease) /increase in cash and cash equivalents                    (17,980)           37,367              663
Cash and cash equivalents at beginning of year                             36,291           18,311           55,678
------------------------------------------------------------------ --------------- ---------------- ----------------

Cash and cash equivalents at end of year                                  $18,311          $55,678          $56,341
------------------------------------------------------------------ --------------- ---------------- ----------------


The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. Description of business

ICON plc and subsidiaries ("The Company") is a Contract Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. The Company believes that it is one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2005, the Company had approximately 2,700 employees and operations in 37 locations in 23 countries, including the United States and major markets in Europe and Rest of World and has managed clinical trials in over 55 countries. For the fiscal year ended May 31, 2005, we derived approximately 57.2%, 37.2% and 5.6% of our net revenue in the United States, Europe and Rest of World, respectively.

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

(f) Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$1,336,000, U.S.$1,596,000 and U.S.$2,401,000 for the years ended May 31, 2003, 2004 and 2005 respectively.

(g) Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income and where material are separately disclosed. For the years ended May 31, 2003, 2004 and 2005 amounts charged/(credited) to income amounted to U.S.$1,968,000, (U.S.$2,445,000) and U.S.$433,000 respectively.

The financial statements of subsidiaries with other functional currencies are translated at year end rates for the balance sheet and average rates for the income statement. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income.

During the year, the Company entered into foreign exchange currency contracts to manage its exposure against currency fluctuations on anticipated Euro denominated cashflows. Currency gains and losses arising in the year under these arrangements were recorded in the statement of operations.

(h) Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, unbilled revenue, other receivables, short term investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments received on account, accrued liabilities, accrued bonuses, bank overdraft and taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments.

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

(j) Goodwill

Goodwill represents the excess of the cost of acquired entities over the net of amounts assigned to assets acquired and liabilities assumed. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments. The first step is to compare the carrying amount of the reporting units' assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company's annual test for impairment performed for 2005 identified an impairment charge to be taken against the central laboratory segment. For further information, refer to Note 14 to the Consolidated Financial Statements.

(k) Other intangible assets

Other intangible assets are amortized on a straight line basis over their estimated useful life.

(l) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

(m) Short term investments - available for sale

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

(n) Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Cost in the case of work in progress and finished goods, comprises fixed labor, raw materials costs and attributable overheads.

(o) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:



                                                       Years
                                                       -----

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

(p) Income taxes

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

(q) Government grants

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

(r) Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, "Employers Accounting for Pensions". Disclosures are presented in accordance with the requirements of SFAS No.132(R), "Employers' Disclosures about Pensions and Other Post-retirement Benefits".

(s) Net income per ordinary share

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:



                                                                                       Year Ended May 31,
                                                                                 2003            2004             2005
            Weighted average number of ordinary shares
           outstanding for basic net income per ordinary share             11,813,788      13,267,531       13,860,203
            Effect of dilutive share options outstanding                      367,306         435,632          293,242
        --------------------------------------------------------------- -------------- --------------- ----------------
            Weighted average number of ordinary shares for
            diluted net income per ordinary share                          12,181,094      13,703,163       14,153,445
        --------------------------------------------------------------- -------------- --------------- ----------------



(t) Stock-based compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB No. 25 permits entities to recognize as expense, over the vesting period, the intrinsic value of all stock- based awards determined on the measurement date. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123 had been applied to all outstanding and unvested stock options in each period.


                                                                                       Year Ended May 31,
                                                                                 2003            2004             2005
                                                                                        (in thousands)
                                                                                   (except per share data)
        Net income, as reported                                               $18,283         $25,742          $13,545
        Deduct:  Total  stock-based   employee   compensation  expense
        determined  under fair value based method for all awards,  net
        of related tax effects                                                (2,096)         (2,358)          (2,729)
        --------------------------------------------------------------- -------------- --------------- ----------------
        Pro forma net income                                                  $16,187         $23,384          $10,816
        --------------------------------------------------------------- -------------- --------------- ----------------
        Earnings per share (in $):
        Basic - as reported                                                     $1.55           $1.94            $0.98
        Basic - pro forma                                                        1.37            1.76             0.78
        Diluted - as reported                                                   $1.50           $1.88            $0.96
        Diluted - pro forma                                                      1.33            1.71             0.76
        --------------------------------------------------------------- -------------- --------------- ----------------


(u) Impairment of long-lived assets

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

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum "A" rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. In the years to May 31, 2003, 2004 and 2005 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.


4. Goodwill

                                                      Year Ended May 31,
                                                           2004           2005
                                                        (in thousands)
Opening Goodwill                                        $45,029        $64,226
Arising during the year                                  13,134          8,463
Arising on earn-out (prior year acquisitions)             3,215          1,856
Goodwill impairment (Note 14)                                 -        (7,017)
Foreign exchange movement                                 2,848           (88)
-------------------------------------------------------------------------------

Closing Goodwill                                        $64,226        $67,440
-------------------------------------------------------------------------------


The distribution of goodwill by business segment was as follows:

                                                      Year Ended May 31,
                                                          2004            2005
                                                        (in thousands)
Central laboratory                                     $ 7,017              $-
Clinical research                                       57,209          67,440
--------------------------------------------------------------- ---------------

Total                                                  $64,226         $67,440
--------------------------------------------------------------- ---------------

(a) Acquisition of Medeval Group Ltd

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

On May 31, 2003, an amount of Stg(pound)1.4 million (U.S.$2.0 million) was accrued in relation to the Medeval acquisition, as the first earn-out target identified in the acquisition contract was reached on this date. It was provided in the applicable acquisition agreement that the form of the earn-out would consist of cash payable to one specific named selling shareholder, with the balance due to the other selling shareholders being in the form of guaranteed loan notes. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable six months from that date. On September 30, 2003, Stg(pound)0.472 million (U.S.$0.8 million) was paid in cash to a specific named selling shareholder. On the same date, Stg(pound)0.753 million (U.S.$1.403 million) of guaranteed loan notes were issued to the remaining selling shareholders and were included in other liabilities. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2004, in consideration for a cash payment of Stg(pound)0.753 million (U.S.$1.380 million), the total amount of which was accrued at May 31, 2004.

On September 30, 2004, cash consideration of Stg(pound)0.54 million (U.S.$0.97 million) was paid to a number of the former shareholders of Medeval and guaranteed loan notes with a value of Stg(pound)1.08 million (U.S.$1.93 million) were issued to the remaining selling shareholders. At May 31, 2004, Stg(pound)1.37 million (U.S.$2.5 million) of this amount had been provided, therefore an additional Stg(pound)0.253 million (U.S.$0.452 million) has been accounted for under goodwill in the current year. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable nine months from the date of issue. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2005, in consideration of a cash payment of Stg(pound)1.08 million (U.S.$1.93 million), the total amount of which was accrued for at May 31, 2005.

The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                         At May 31,
                                                         ----------
                                                               2005
                                                               ----
                                                     (in thousands)
       Property, plant and equipment                         $1,632
       Goodwill                                              22,824
       Current assets                                         2,738
       Pension liabilities                                  (2,588)
       Other current liabilities                            (3,113)
       -------------------------------------------------------------
       Purchase Price                                       $21,493
       -------------------------------------------------------------


The results of Medeval have been included in the consolidated financial statements from January 24, 2003.

(b) Acquisition of GloboMax LLC

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

On May 31, 2005, an amount of U.S.$1.4 million was accrued as the first earn-out target in the acquisition contract was reached on this date.

The acquisition of Globomax has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                              At May 31,
                                                              ----------
                                                                    2005
                                                                    ----
                                                          (in thousands)
       Property, Plant and Equipment                                 352
       Goodwill                                                   14,538
       Cash                                                          891
       Other Current Assets                                        2,487
       Current liabilities                                       (5,539)
       ------------------------------------------------------------------
       Purchase Price                                            $12,729
       ------------------------------------------------------------------

The results of Globomax have been included in the consolidated financial statements from September 9, 2003.

(c) Acquisition of Beacon Biosciences, Inc

On July 1, 2004, the Company acquired 70% of the outstanding shares of Beacon Biosciences, inc. ("Beacon"), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                                At July 1,
                                                                ----------
                                                                      2004
                                                                      ----
                                                            (in thousands)
       Property, Plant and Equipment                                  $792
       Goodwill                                                      8,463
       Cash                                                          1,658
       Other Current Assets                                            935
       Current liabilities                                           (718)
       Long term liabilities                                         (352)
                                                      ---------------------
                                                                    10,778
       Minority Interest                                             (695)
       ---------------------------------------------- ---------------------
       Purchase Price                                              $10,083
       ---------------------------------------------- ---------------------


The results of Beacon have been included in the consolidated financial statements from July 1, 2004.

The proforma effect of the Globomax and Beacon acquisitions if completed on June 1, 2003 would have resulted in net revenue, net income and earnings per share for the fiscal years ended May 31, 2004 and 2005 as follows:

                                                   Year Ended May 31,
                                                       2004                 2005
                                                       ----                 ----
                                        (in thousands, except per share data)
       Net Revenue                                 $304,595             $327,040
       Net Income                                    26,121               13,498
       Basic Earnings per Share                       $1.97                $0.97
       Diluted Earnings Per Share                      1.91                 0.95



5. Intangible Assets

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, ("Biomines"), based in Chennai, India, for a cash consideration of U.S.$250,000.

                                                       At December 1,
                                                       --------------
                                                                 2004
                                                                 ----
                                                       (in thousands)

       Acquired workforce - intangible asset                     $250
       ---------------------------------------------------------------
       Purchase Price                                            $250
       ---------------------------------------------------------------

The cost of the acquired workforce is being amortized over 24 months in line with the life of the non-compete service contracts of the acquired employees. U.S.$62,000 has been amortized in the period since the date of acquisition.


                                                          At May 31,
                                                          ----------
                                                                2005
                                                                ----
                                                      (in thousands)

       Cost                                                     $250
       Accumulated amortization                                 (62)
       --------------------------------------------------------------
       Net book value                                           $188
       --------------------------------------------------------------


6. Property, Plant and Equipment, net


                                                                                              May 31,
                                                                                      2004                 2005
                                                                                            (in thousands)
Cost
Land..............................................................                    $748                 $780
Building..........................................................                   9,502               11,358
Computer equipment and software...................................                  42,469               51,867
Office furniture and fixtures.....................................                  17,071               20,031
Laboratory equipment..............................................                   5,009                5,538
Leasehold improvements............................................                   6,116                5,684
Motor vehicles....................................................                      37                   39
----------------------------------------------------------------------------------------------------------------

                                                                                    80,952               95,297
Less accumulated depreciation and asset write off.................                (38,016)             (50,011)
----------------------------------------------------------------------------------------------------------------

Property, plant and equipment (net)...............................                 $42,936              $45,286
----------------------------------------------------------------------------------------------------------------


Total cost above at May 31, 2005 includes U.S.$725,643 (2004: U.S.$1,580,127), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S.$305,867 (2004: U.S.$252,039).


7. Other Liabilities


                                                                                                  May 31,

                                                                                       2004                 2005
                                                                                              (in thousands)

Accrued liabilities...............................................                  $18,483              $23,183
Accrued bonuses...................................................                    8,828                7,331
Accrued social welfare costs......................................                    1,899                2,016
Contingent purchase consideration payable.........................                    2,506                3,374
Short term government grants......................................                      195                  199
Accrued pension liability ........................................                    2,927                3,585
Short term finance leases (note 16)...............................                      253                  202
-----------------------------------------------------------------------------------------------------------------
                                                                                    $35,091              $39,890
-----------------------------------------------------------------------------------------------------------------


8. Bank Loans

The Company has short-term bank loan facilities as follows:

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). The obligations of the borrowers under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks' Prime Rate plus three quarters of one percent. As at May 31, 2005, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at May 31, 2005, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$150,960). As of May 31, 2005, the full facility was available to be drawn down.

The Company also entered into an overdraft agreement with AIB, whereby the company guaranteed any overdraft of the subsidiary ICON Clinical Research Israel Ltd. up to an amount of U.S.$250,000. This facility was terminated on April 20, 2004.

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2003, 2004 and 2005 were U.S.$1,649,793, and U.S.$2,297,928, and
U.S.$3,443,374 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2003, 2004 and 2005 were U.S.$ 1,811,156, U.S.$2,389,757, and
U.S.$2,539,760 respectively.

One of the Company's subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2004 and 2005 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.132(R), "Employees' Disclosures about Pensions and Other Post-retirement Benefits".



Change in benefit obligation                              May 31,            May 31,
                                                             2004               2005
                                                               (in thousands)
Benefit obligation at beginning of year                    $7,207             $9,056
Service cost                                                  714                832
Interest cost                                                 388                559
Plan participants' contributions                              267                256
Benefits paid                                                (62)              (117)
Actuarial (loss) /gain                                      (385)                819
Foreign currency exchange rate changes                        927               (82)

------------------------------------------------------------------ ------------------
Benefit obligation at end of year                          $9,056            $11,323
------------------------------------------------------------------ ------------------

Change in plan assets                                     May 31,            May 31,
                                                             2004               2005
                                                                (in thousands)
Fair value of plan assets at beginning of year             $4,378             $6,129
Actual return on plan assets                                  291                371
Employer contributions                                        657                765
Plan participants' contributions                              267                256
Benefits paid                                                (62)              (117)
Foreign currency exchange rate changes                        598               (50)

------------------------------------------------------------------ ------------------
Fair value of plan assets at end of year                   $6,129             $7,354
------------------------------------------------------------------ ------------------

Funded status                                             May 31,            May 31,
                                                             2004               2005
                                                               (in thousands)
Funded status                                            $(2,927)           $(3,969)
Unrecognized net loss                                       (110)                  -

------------------------------------------------------------------ ------------------
Pension liability                                        $(3,037)           $(3,969)
------------------------------------------------------------------ ------------------

                                                          May 31,            May 31,
Amounts recognized in the balance sheet consists of:         2004               2005
                                                         (in thousands)
Accrued benefit cost                                     $(3,037)           $(3,969)

------------------------------------------------------------------ ------------------
Net amount recognized                                    $(3,037)           $(3,969)
------------------------------------------------------------------ ------------------



Information for pension plans with an accumulated benefit
obligation in excess of plan assets
                                                   May 31,            May 31,
                                                      2004               2005
                                                       (in thousands)
Projected benefit obligation                        $9,056            $11,323
Accumulated benefit obligation                       9,056             11,323
Fair value of assets                                 6,129              7,354


The net periodic pension cost was comprised of the              May 31,            May 31,
following:                                                        2004               2005
                                                              (in thousands)
Service cost                                                      $714               $832
Interest cost                                                      388                559
Expected return on plan assets                                   (329)              (429)

----------------------------------------------------------- ----------- ------------------
Net periodic pension cost                                          773                962

Amount of curtailment gain recognized                                -                  -
Amount of settlement gain recognized                                 -                  -
Cost of special or contractual termination benefits
recognized                                                           -                  -

----------------------------------------------------------- ----------- ------------------
Total pension cost                                                $773               $962



Amount included in other comprehensive loss arising from                                         May 31,              May 31,
a change in excess of additional minimum pension                                                   2004                  2005
liability over intangible asset:
                                                                                                (in thousands)
Increase in additional minimum liability                                                            $257                 $-


Weighted average assumptions to determine benefit obligation


                                                                                                 May 31,            May 31,
                                                                                                    2004               2005
Discount rate                                                                                       5.8%               5.4%
Rate of compensation increase                                                                       4.5%               4.1%
Expected rate of return on plan assets                                                              6.5%               6.5%

The assets of the scheme are invested in a unitized with profits policy. The expected long-term rate of return on assets of 6.5% was calculated as the value of the unitized with profits fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category                                                                                   May 31,            May 31,
                                                                                                    2004               2005

Equity                                                                                               29%                51%
Bonds                                                                                                50%                28%
Property                                                                                             18%                16%
Cash/ other                                                                                           3%                 5%

----------------------------------------------------------- ---------------------- ---------------------- ------------------
                                                                                                    100%               100%
----------------------------------------------------------- ---------------------- ---------------------- ------------------


     The accumulated benefit obligation for all defined pension plans was $10.9 million at May 31, 2005 (2004: $9.1 million). With effect from July 1, 2003, the scheme was closed to new entrants. The company expects to contribute $1.16 million to its pension fund in fiscal 2006.

     The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Estimated Future benefit payments
                                           (in thousands)
2006                                                 $ 18
2007                                                   18
2008                                                   18
2009                                                   55
2010                                                   55
Years 2011 - 2015                                    $365

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements plus an additional amount in respect of recent average withdrawal experience. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of the Scheme assets. The above cash flows have been estimated on the assumption that pension will be paid monthly out of the Scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different to those shown above.

Details of the Medeval Group Limited pension and life assurance scheme.

The assets of the Scheme are invested in the Norwich Union With-Profit Fund. The aim of the With-Profits Fund is to provide good investment returns through steady growth over the duration of the policy. Although market fluctuations of investment return are evened through the declaration of bonuses, the investment objective is to provide payments which reflects the actual investment returns achieved by the Scheme over the long term.

Asset Allocation

Asset Category                                            December 31,
                                                                  2004

UK Equities                                                        24%
Overseas Equities                                                   6%
Property                                                           18%
UK Fixed Interest                                                  21%
Corporate Bonds                                                    24%
Overseas Bonds                                                      4%
Cash                                                                3%
-----------------------------------------------------------------------
Total                                                             100%
-----------------------------------------------------------------------


Bonuses paid under the Unitised With-Profits policy which is invested in the Norwich Union With-Profit Fund consist of regular bonuses and final bonuses which are explained below in further detail.

Regular Bonus

Premiums paid under the policy are used to buy units which increase in price daily in line with the current Regular Bonus rate. The Regular Bonus rate is normally declared at the end of each calendar year and remains in force until the rate is amended.

Regular Bonuses have been declared at the following levels:

Date                                              Regular Bonus %
                                                        per annum

August 1, 2002                                                24%
December 31, 2002                                              6%
December 31, 2003                                             18%
December 31, 2004                                             21%


Final Bonus

The purpose of the Final Bonus is to enable the investment return provided by the policy to reflect more closely what has actually been earned over its lifetime. Final Bonus is added when units are cashed and is taken into account in calculating the market value of the policy. The last units purchased are the first units cashed. The amount of Final Bonus depends on the year units were purchased. A scale of bonus rates is normally declared at the end of each calendar year and remains in force until further notice. The scale can be altered during the year.

When units are cashed a Market Value Reduction ("MFR") scale may be applied instead of a Final Bonus Scale. This reduction may be applied at any time except when units are cashed to provide a member's normal retirement benefits or because of a member's death before retirement.

A MVR is applied when the value of the units plus the Final Bonus is significantly greater than the value of the underlying investments. It is applied so that non-contracted encashments do not result in more than the fair share of the fund being taken in times of poor performance in the stock market and other asset types in which Norwich Union's With-Profits Fund is invested.

Year units purchased                  Final Bonus             Final Bonus
                                                          (including MVR)

2002                                           2%                      2%
2003                                           3%                      3%
2004                                           7%                      7%
2005                                           -%                      -%


Overall Rate of Return

At December 31, 2004, UK gilts were yielding around 4.6% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government. Overseas bonds have been assumed to produce returns in line with UK gilts.

A long term equity "risk-premium" of 3.5% per annum has been assumed. This being the expected long term out-performance of equities over UK gilts. Property has been assumed to provide a return in line with equities over the long term. A outperformance of 1% per annum over the long term for corporate bonds over UK gilts has been taken into account.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category                                 Expected long-term
                                                 return per annum

UK equities                                                  8.0%
Overseas equities                                            8.0%
Property                                                     8.0%
UK Gilts                                                     4.5%
Overseas bonds                                               4.5%
Corporate bonds                                              5.5%
Cash                                                         4.0%


Applying the above expected long term rates of return to the asset distribution of the With-Profits Fund at December 31, 2004 gives rise to an expected overall rate of return of scheme assets of around 6.5% per annum.



10. Share Options

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

The following table summarizes the transactions for the Company's share option plans for the three year period ended May 31, 2005:


                                              Options Granted                                                      Weighted
                                                     Prior to           Options Granted          Number of          Average
                                                 Jan 15, 1998               Under Plans             Shares     Exercise Price
       Outstanding at May 31, 2002                    292,030                   727,590          1,019,620           $15.85
       Granted                                              -                   283,445            283,445           $27.96
       Exercised                                            -                  (39,360)           (39,360)           $18.51
       Canceled                                             -                  (78,060)           (78,060)           $22.22
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2003                    292,030                   893,615          1,185,645           $18.24
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Granted                                              -                   372,926            372,926           $35.53
       Exercised                                    (244,960)                 (251,959)          (496,919)           $10.78
       Canceled                                             -                  (68,080)           (68,080)           $26.51
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2004                     47,070                   946,502            993,572           $27.90
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Granted                                              -                   427,730            427,730           $34.39
       Exercised                                            -                  (60,620)           (60,620)           $23.11
       Canceled                                             -                  (72,440)           (72,440)           $31.07
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------
       Outstanding at May 31, 2005                     47,070                 1,241,172          1,288,242           $30.10
       ----------------------------------- ------------------- ------------------------- ------------------ ----------------


None of the share option grants summarized in the above table resulted in compensation expense in the current year, as the option grant price was equal to or greater than the estimated fair value of ordinary shares on the measurement date.

The following table summarizes information concerning outstanding and exercisable share options as of May 31, 2005:


                      Options Outstanding                                   Options Exercisable
                                              Weighted Average
               Range                                 Remaining     Weighted Average
            Exercise            Number of     Contractual Life       Exercise Price            Number of
               Price               Shares                                                         Shares       Exercise Price
               $0.07               47,070                  1.5                $0.07               47,070                $0.07
              $15.63                7,000                  3.0               $15.63                7,000               $15.63
              $17.00                1,600                  3.0               $17.00                1,600               $17.00
              $18.00               87,660                  2.0               $18.00               87,660               $18.00
              $21.25               55,260                  4.0               $21.25               34,960               $21.25
              $26.50                8,000                  4.5               $26.50                4,000               $26.50
              $27.39                1,000                  3.0               $27.39                1,000               $27.39
              $29.00              118,840                  4.6               $29.00               63,720               $29.00
              $28.00              207,296                  5.5               $28.00               74,459               $28.00
              $42.71                1,798                  6.4               $42.71                1,798               $42.71
              $35.50              329,388                  6.7               $35.50               74,446               $35.50
              $34.40              423,330                  7.7               $34.40               24,300               $34.40

  ------------------- -------------------- -------------------- -------------------- -------------------- --------------------

      $0.07 - $42.71            1,288,242                  6.0               $30.05              422,013               $23.89
  ------------------- -------------------- -------------------- -------------------- -------------------- --------------------


Substantially all of the options granted at exercise prices from $21.25 to $42.71 vest over a five year period from the date of grant. All other options have fully vested as of May 31, 2005.

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

The weighted average fair value of stock options granted during fiscal 2005, calculated using the Black-Scholes option pricing model, was $17.09 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.02%, expected volatility - 50% and expected life - 8 years.

On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company's diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires.

Had the Company determined compensation expense based on the fair value at the grant date for these options under SFAS No.123, "Accounting for Stock-Based Compensation", the Company's net income for fiscal 2003, 2004 and 2005 would have been reduced to the pro-forma amounts indicated below.


                                                                  2003                      2004                         2005
                                                                       (in thousands, except per share data)
Net Income                                   as reported       $18,283                   $25,742                      $13,545
                                               pro-forma        16,187                    23,384                       10,816

Net Income per ordinary share
Basic                                        as reported         $1.55                     $1.94                        $0.98
                                               pro-forma          1.37                      1.76                         0.78

Diluted                                      as reported         $1.50                     $1.88                        $0.96
                                               pro-forma          1.33                      1.71                         0.76



11. Government Grants


                                                                                              May 31,
                                                                                     2004                        2005
                                                                                            (in thousands)
        Received and receivable                                                    $2,225                      $2,225
        Less accumulated amortization                                               (849)                     (1,048)
        Foreign exchange translation adjustment                                       230                         279
        --------------------------------------------------- ------------------------------ ---------------------------
                                                                                    1,606                       1,456
        Less current portion                                                        (195)                       (199)
        --------------------------------------------------- ------------------------------ ---------------------------
                                                                                   $1,411                      $1,257
        --------------------------------------------------- ------------------------------ ---------------------------


Government grants amortized to the profit and loss account amounted to U.S.$36,000, U.S.$569,000 and U.S.$199,000 for the years ended May 31, 2003,
2004 and 2005, respectively.

As of May 31, 2005 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

12. Share Capital

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

During the year to May 31, 2003, 39,360 options were exercised by employees at an average exercise price of U.S.$18.51 per share for total proceeds of U.S.$0.7 million.

On August 8, 2003 the Company issued 1,500,000 ordinary shares in a public offering at $30.47 (net of underwriting discount) per share. The proceeds of this offering were U.S.$44.3 million (after deducting U.S.$1.4 million in costs).

During the year to May 31, 2004, a further 496,919 options were exercised by employees at an average exercise price of U.S.$10.78 per share for total proceeds of U.S.$5.4 million.

During the year to May 31, 2005, a further 60,620 options were exercised by employees at an average exercise price of U.S.$23.11 per share for total proceeds of U.S.$1.4 million.

13. Income Taxes

The U.S. based and Irish-based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.


The components of income before provision for income tax expense are as follows:


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)

       Ireland                                                         $6,556           $12,674            $13,795
       Other                                                           18,727            21,997              5,791
       --------------------------------------------------------- ------------- ----------------- ------------------

       Income before provision for income taxes                       $25,283           $34,671            $19,586
       --------------------------------------------------------- ------------- ----------------- ------------------

The components of total income tax expense are as follows:

                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Provision for income taxes
       Current:
       Ireland                                                         $1,158            $1,365             $1,821
       United States                                                    4,334             3,339              1,872
       Other                                                            1,132             3,209              2,885
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total current tax                                                6,624             7,913              6,578
       Deferred expenses/(benefit):
       Ireland                                                             31                 -              (128)
       United States                                                      345             1,016                 16
       Other                                                                -                 -              (614)
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total deferred tax / (benefit)                                     376             1,016              (726)
       Provision for income taxes                                       7,000             8,929              5,852

       Shareholders'  equity for  compensation  expense for tax
       purposes in excess of amounts  recognized  for financial
       reporting purposes                                                (48)           (2,276)              (169)
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                           $6,952            $6,653             $5,683
       --------------------------------------------------------- ------------- ----------------- ------------------


On January 1, 2001, Ireland's statutory income tax rate decreased from 24% to 20%, on January 1, 2002 from 20% to 16% and on January 1, 2003, from 16% to 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company's consolidated effective tax rate differed from the blended statutory rate as set forth below;


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Taxes at Irish statutory rate of 12.50% (12.50% in
       2004; 14.54% in 2003)                                           $3,676            $4,334             $2,448
       Foreign and other income taxed at higher/(reduced) rates         1,874             3,333            (1,068)
       United States state tax net of United States Federal
       benefit and other foreign taxes                                    556               403                767
       Movement in valuation allowance                                    374             1,445              2,473
       Current year under-provision in respect of foreign taxes             -             (547)                  -
       Reversal of prior year over-provision in respect of                  -             (444)            (1,319)
       foreign taxes
       Non deductible expenses                                             35               531              2,491
       Other                                                              485             (126)                 60
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total provision for income taxes                                $7,000            $8,929             $5,852
       --------------------------------------------------------- ------------- ----------------- ------------------


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:


                                                                                                       Year Ended
                                                                                      May 31,
                                                                                          2004                2005
                                                                                                          (in
                                                                                    thousands)
       Deferred tax liabilities:
       Property, plant and equipment                                                    $2,180              $1,914
       Goodwill and related assets                                                       1,023               1,575
       Other                                                                                 -                 524
       --------------------------------------------------------- ------------------------------ -------------------

       Total deferred tax liabilities                                                    3,203               4,013

       Deferred tax assets:

       Net operating loss carryforwards                                                  3,880               5,891
       Property, plant and other equipment                                                   -                 853
       Accrued expenses and payments on account                                          1,565               4,354
       Deferred compensation expense                                                       166                 321
       Other                                                                                 -                 451
       --------------------------------------------------------- ------------------------------ -------------------

       Total deferred tax assets                                                         5,611              11,870
       Valuation allowance for deferred tax assets                                     (3,361)             (8,277)
       --------------------------------------------------------- ------------------------------ -------------------

       Deferred tax assets recognized                                                   $2,250              $3,593
       --------------------------------------------------------- ------------------------------ -------------------

       Net deferred tax asset / (liability)                                             $(953)              $(420)
       --------------------------------------------------------- ------------------------------ -------------------


U.S.$956,000 of the deferred tax asset of U.S.$3,593,000 above is non-current. This amount has been offset against the deferred tax liabilities of U.S.$3,703,000 above (all of which are non-current) resulting in a net non-current deferred tax liability of U.S.$2,747,000. The remaining $310,000 of the deferred tax liability of (pound)4,013,000 is current.

At May 31, 2005, European subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$1.7 million

At May 31, 2005, a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$10.8 million for U.S. Federal and U.S.$12.4 million for State income tax, which expire between 2009 and 2025.

Of the U.S.$10.8 million U.S. Federal and U.S.$12.4 million State net operating losses, approximately U.S.$9.0 million and U.S.$10.9 million respectively will be available for offset against future taxable income, if any, of future accounting periods. The subsidiary's ability to use the remaining net operating loss carryforward of U.S.$1.8 million for Federal and U.S.$1.5 million for State taxes is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance for the years ended May 31, 2005, May 31, 2004 and 2003 of U.S.$8,277,000, U.S.$3,361,000 and U.S.$1,916,000 respectively. This valuation allowance is based on management's belief that it is more likely than not that the European and US entities' losses and other deferred tax assets will not be utilized given their history of operating losses. The valuation allowance was U.S.$1.6 million as of June 1, 2002 and increased by U.S.$298,000, U.S.$1.4 million and U.S.$4.9 million for the years ended May 31, 2003, 2004 and 2005 respectively. Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of U.S.$800,000 as of May 31, 2005 will be allocated to goodwill and other non-current intangible assets.


14. Other charges

The principal items classified as other charges include, asset impairments, computer software write-off and lease termination and exit costs. These charges were expensed to the statement of operations in fiscal 2005.

                                                (in thousands)
(A)   Goodwill impairment charge                        $7,017
(B)   Computer software write-off                        1,031
(C)   Lease termination and exit costs                   3,227
---------------------------------------------------------------
                                                       $11,275


(A) Goodwill impairment charge

Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Given the pattern of operating losses in recent years, slowdown in growth and future outlook in our central laboratory reporting unit, management determined that the carrying value of the reporting unit exceeded its fair value at February 28, 2005. After allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, management determined that the carrying value of the central laboratory goodwill was impaired. The fair value of the central laboratory segment was determined using discounted cash flows and net realizable values. The central laboratory segment was formed by the combination of our existing central laboratory operation in Dublin, Ireland and by the acquisition in June 2000 of UCT (U.S.) Inc. ("UCT"), a central laboratory company based in New York, USA.

(B) Computer software write-off

This charge represents the write off of the carrying value of computer software costs, which did not provide a reasonable economic return.

(C) Lease termination and exit costs

This charge represents the lease termination and exit costs associated with the close of a facility in Irvine, California and the termination of two redundant leases in New York following the relocation of the central laboratory. Total costs expected to be incurred in association with these lease termination and exit costs have been accrued. Of the total $1.2 million relates to the central laboratory segment and $2.1 million to the clinical research segment.


15. Significant Concentrations

The Company does business with most major international pharmaceutical companies (see note 17). As at May 31, 2005 the balance for doubtful debts was $476,000 (2004: $355,000). During the year ended May 31, 2005 an additional reserve for doubtful debts of $246,000 was created and $125,000 was released.


16. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company paid U.S.$15,743,000, U.S.$22,179,000 and U.S.$26,158,000 in rental expense for the fiscal years ended May 31, 2003, 2004 and 2005, respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

                                                   Minimum rental payments
                                                        (in thousands)
                       2006                                $23,177
                       2007                                 18,468
                       2008                                 15,269
                       2009                                 14,051
                       2010                                 13,848
                    Thereafter                             $58,470
                    ------------------------------------------------------------

The Company has a number of finance leases, primarily over furniture and equipment, that expire over the next three years. Future commitments are as follows:

                                                   Lease payments
                                                   (in thousands)
                   2006                                 $238
                   2007                                  153
                   2008                                  96
                   2009                                   6
                   Thereafter                             -
                   Less future finance charges          (43)
                   -------------------------------------------------------------

                   Total                                $450
                   -------------------------------------------------------------

The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, which may require cash payments of U.S.$2,500,000 to be made during fiscal 2007.


17.  Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company's also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Russia, Hungary and Spain. Segment information for the fiscal years ended May 31, 2003, 2004 and 2005 is as follows:


     a) The distribution of net revenue by geographical area was as follows:


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Ireland*                                                       $26,293           $35,109            $37,242
       Rest of Europe                                                  34,727            65,930             84,140
       U.S.                                                           158,707           185,301            186,919
       Other                                                            5,998            10,583             18,357
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                         $225,725          $296,923           $326,658
       --------------------------------------------------------- ------------- ----------------- ------------------


     * All sales shown for Ireland are export sales.


     b) The distribution of net revenue by business segment was as follows:


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Central laboratory                                             $26,168           $26,905            $25,499
       Clinical research                                              199,557           270,018            301,159
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                         $225,725          $296,923           $326,658
       --------------------------------------------------------- ------------- ----------------- ------------------


     c) The distribution of income from operations by geographical area was as follows:


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Ireland                                                         $6,532            $9,363             $6,223
       Rest of Europe                                                   1,192            10,209             14,033
       U.S.                                                            17,091            13,023            (4,130)
       Other                                                              114             1,788              2,481
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                          $24,929           $34,383            $18,607
       --------------------------------------------------------- ------------- ----------------- ------------------



       d) The distribution of income from operations by business segment was as follows:


                                                                               Year Ended May 31,
                                                                         2003              2004               2005
                                                                                     (in thousands)
       Central laboratory                                                $115          ($3,274)          ($15,284)
       Clinical research                                               24,814            37,657             33,891
       --------------------------------------------------------- ------------- ----------------- ------------------

       Total                                                          $24,929           $34,383            $18,607
       --------------------------------------------------------- ------------- ----------------- ------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                              Year Ended May 31,
                                           2004               2005
                                              (in thousands)
       Ireland                          $18,799            $20,471
       Rest of Europe                     7,202              7,273
       U.S.                              15,935             15,927
       Other                              1,000              1,615
       ----------------------------------------- ------------------

       Total                            $42,936            $45,286
       ----------------------------------------- ------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                               Year Ended May 31,
                                           2004               2005
                                              (in thousands)
       Central laboratory                $3,989             $2,940
       Clinical research                 38,947             42,346
       ----------------------------------------- ------------------

       Total                            $42,936            $45,286
       ----------------------------------------- ------------------

     g) The distribution of depreciation and amortization by geographical area was as follows:

                                          Year Ended May 31,
                                    2003              2004               2005
                                                (in thousands)
       Ireland                    $2,330            $3,710             $5,091
       Rest of Europe              1,138             1,842              2,157
       U.S.                        3,535             5,271              5,552
       Other                         302               348                531
       ---------------------------------- ----------------- ------------------

       Total                      $7,305           $11,171            $13,331
       ---------------------------------- ----------------- ------------------


     h) The distribution of depreciation and amortization by business segment was as follows:

                                          Year Ended May 31,
                                    2003              2004               2005
                                                (in thousands)
       Central laboratory           $732            $1,014               $995
       Clinical research           6,573            10,157             12,336
       ---------------------------------- ----------------- ------------------

       Total                      $7,305           $11,171            $13,331
       ---------------------------------- ----------------- ------------------


     i) The distribution of total assets by geographical area was as follows:

                                        Year Ended May 31,
                                             2004             2005
                                          (in thousands)
       Ireland                            $76,165         $109,596
       Rest of Europe                     115,056           79,878
       U.S.                               141,104          153,577
       Other                                2,998            4,502
       ------------------------------------------- ----------------

       Total                             $335,323         $347,553
       ------------------------------------------- ----------------


     j) The distribution of total assets by business segment was as follows:

                                            Year Ended May 31,
                                          2004             2005
                                       (in thousands)
       Central laboratory              $20,343          $18,083
       Clinical research               314,980          329,470
       ---------------------------------------- ----------------

       Total                          $335,323         $347,553
       ---------------------------------------- ----------------

     k) The distribution of capital expenditures by geographical area was as follows:

                                        Year Ended May 31,
                                  2003              2004               2005
                                              (in thousands)
       Ireland                  $6,375            $4,812             $6,583
       Rest of Europe            1,686             2,167              2,168
       U.S.                      7,274             5,826              5,873
       Other                       658               160              1,053
       -------------------------------- ----------------- ------------------

       Total                   $15,993           $12,965            $15,677
       -------------------------------- ----------------- ------------------


     l) The distribution of capital expenditures by business segment was as follows:

                                       Year Ended May 31,
                                 2003              2004               2005
                                             (in thousands)
       Central laboratory      $1,520            $1,552              $ 965
       Clinical research       14,473            11,413             14,712
       ------------------------------- ----------------- ------------------

       Total                  $15,993           $12,965            $15,677
       ------------------------------- ----------------- ------------------


     m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

                                   Year Ended May 31,
                             2003              2004               2005
       Client A               10%                 *                  *
       Client B               21%               17%                12%
       Client C               11%                 *                  *

          * Net Revenue did not exceed 10%


18.  Supplemental Disclosure of Cash Flow Information

                                             Year Ended May 31,
                                       2003              2004             2005
                                                   (in thousands)

       Cash paid for interest          $279              $202             $229
       ------------------------------------- ----------------- ----------------

       Cash paid for income taxes    $7,186            $5,731           $5,290
       ------------------------------------- ----------------- ----------------

19. New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment - An Amendment of FASB Statements No. 123 and 95 ("SFAS No.123R"), which is effective for public companies in periods beginning after June 15, 2005. We will implement the proposed standard no later than the year that begins January 1, 2006. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on March 31, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29" ("SFAS No. 153"), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.


20. Related Parties

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

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During fiscal 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON plc), to conduct a clinical trial on its behalf. The total potential value of this study is $2.7 million. As at July 27, 2005, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 9.1 million, 5.6 million and 1.6 million shares respectively in Amarin Corporation plc. These respective holdings equate to approximately 18%, 11% and 3% of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. At May 31, 2005, $0.4m was outstanding to be received from Amarin on this trial.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





ICON public limited company




October 13, 2005                              /s/ Sean Leech
-------------------------------               --------------------------
Date                                          Sean Leech
                                              Executive Vice President -
                                              Commercial and Organizational
                                              Development
                                              (Principal Financial Officer)*







* Sean Leech, Executive Vice President - Commercial and Organizational Development, was replaced by Ciaran Murray as the Chief Financial Officer of the Registrant on October 3, 2005. Sean Leech is the person performing the functions of the principal financial officer of the Registrant on an interim basis as of the date hereof.

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

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

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

Dated: October 13, 2005

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

         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

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

Dated: October 13, 2005

/s/ Sean Leech
---------------------------
Sean Leech
Chief Financial Officer

                Certification Pursuant to 18 U.S.C. Section 1350,
      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of ICON plc (the "Company") on Form 20-F for the period ending May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter Gray, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:    October 13, 2005


/s/ Peter Gray
----------------------------
Peter Gray
Chief Executive Officer

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


                Certification Pursuant to 18 U.S.C. Section 1350,
      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



In connection with the Annual Report of ICON plc (the "Company") on Form 20-F for the period ending May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean Leech, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:    October 13, 2005


/s/ Sean Leech
-----------------------------
Sean Leech
Chief Financial Officer

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