Form 20-F/A
ICON PLC  /ADR/
filed 2005-10-13
CIK 1060955

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

          South County Business Park, Leopardstown, Dublin 18, Ireland
                    (Address of principal executive offices)
                          _____________________________

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

                                      None
                                    --------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,899,096 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                  Yes:  /X/                      No: / /

Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17:                       Item 18: /X/

                                EXPLANATORY NOTE

     This Amendment on Form 20-F/A1 (this "Amendment") to the Annual Report on Form 20-F of ICON public limited company ("ICON") for the fiscal year ended May 31, 2005 (the "Form 20-F") is being filed by ICON solely for the purpose of correcting the exhibits containing the certifications of the principal financial officer of ICON and the date of the consent of the independent registered public accounting firm. No other information in the Form 20-F has been changed from the previous filing.

Part III

Item 19 EXHIBITS


The following exhibits are being filed as part of this Amendment:

Certifications of the Principal Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

Consent of Independent Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                ICON public limited company

                                /s/ Sean Leech
                                ------------------------------------------------
                                Sean Leech
                                Executive Vice President --
                                Commercial and Organizational Development
                                (Principal Financial Officer)*

Date: October 13, 2005



* Sean Leech, Executive Vice President -- Commercial and Organizational Development, was replaced by Ciaran Murray as the chief financial officer of the Registrant on October 3, 2005. Sean Leech is the person performing the functions of the principal financial officer of the Registrant on an interim basis as of the date hereof.

                  Certification of Principal Financial Officer
                           Pursuant to Section 302 of
                         the Sarbanes-Oxley Act of 2002


I, Sean Leech, Executive Vice President -- Commercial and Organizational Development and the person performing the functions of the principal financial officer of ICON plc (the "registrant") on an interim basis as of the date hereof, certify that:

1. I have reviewed this annual report on Form 20-F of the registrant.

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

Dated: October 13, 2005


/s/ Sean Leech
_________________
Sean Leech
Executive Vice President --
Commercial and Organizational Development
(Principal Financial Officer)

                Certification Pursuant to 18 U.S.C. Section 1350,
      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



In connection with the Annual Report of ICON plc (the "Company") on Form 20-F for the period ending May 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean Leech, Executive Vice President -- Commercial and Organizational Development and the person performing the functions of the principal financial officer of the Company on an interim basis as of the date hereof, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:     October 13, 2005

/s/ Sean Leech
------------------
Sean Leech
Executive Vice President --
Commercial and Organizational Development
(Principal Financial Officer)

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

            Consent of Independent Registered Public Accounting Firm



ICON plc
South County Business Park
Leopardstown
Dublin 18


We consent to the incorporation by reference in the registration statement on Form S8 of ICON plc of our report dated July 27, 2005 with respect to the consolidated balance sheets of ICON plc as of May 31, 2004 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows, for each of the years in the three-year period ended May 31, 2005, which report appears in the May 31, 2005, annual report on Form 20-F of ICON plc.



KPMG
Public Accounting Firm

Dublin, Ireland
October 13, 2005