Form 20-F
period 2005-12-31
ICON PLC  /ADR/
filed 2006-03-15
CIK 1060955

United States
Securities and Exchange Commission,
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period ended: December 31, 2005

Commission file number:
ICON public limited company
………………………………………………………………………………………………………………………………………
(Exact name of Registrant as specified in its charter)

Ireland
………………………………………………………………………………………………………………………………………
(Jurisdiction of incorporation or organization)

South County Business Park, Leopardstown, Dublin 18, Ireland.
………………………………………………………………………………………………………………………………………
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Name of exchange
Title of each class                                                                                                                    on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class

American Depository Shares, representing Ordinary Shares, par value €0.06 each
Ordinary Shares, par value €0.06 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,018,092 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes………X…………………………….. No……………………………………..

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17…………………………………….. Item 18………X……………………………..

General

As used herein, “ICON plc”, the “Company” and “we” or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON plc’s financial statements and other financial data contained in this Form 20-F are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Israeli Shekels” or “ILS” are to the lawful currency of Israel, references to “Euro” or “€” are to the European single currency adopted by twelve members of the European Union (including the Republic of Ireland, France, Germany Spain and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

ICON has historically prepared its consolidated financial statements on the basis of a fiscal year beginning on June 1 and ending on May 31. On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company is making this change in order to align its fiscal year end with the majority of other contract research organizations.  As a requirement of this change, the Company is reporting results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in this Transition Report filed on Form 20-F. As of January 1, 2006, the Company’s fiscal year will begin on January 1 and end on December 31 and its fiscal quarters will end on the last day of March, June, September and December of each year.

Cautionary Statement

Statements included herein which are not historical facts are forward looking statements. Such forward looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in the Company’s Securities and Exchange Commission filings. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

Part I

Item 1. Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Historical Consolidated Financial Data for ICON plc
The following selected financial data set forth below are derived from ICON’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, "Operating and Financial Review and Prospects" and ICON's consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended May 31,					7 month Period ended December 31,
	2001	2002	2003	2004	2005	2005
		(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$151,832	$218,842	$340,971	$443,875	$469,583	$275,586
Subcontractor costs (1)	(35,669)	(62,287)	(115,246)	(146,952)	(142,925)	(73,636)
Net revenue	116,163	156,555	225,725	296,923	326,658	201,950
Costs and expenses: Direct costs	63,800	83,371	122,373	162,562	179,661	114,004
Selling, general and administrative	36,312	48,951	71,118	88,807	103,784	62,051
Depreciation and amortization	4,975	6,020	7,305	11,171	13,331	8,094
Share based compensation (2)	-	-	-	-	-	6,249
Other charges	-	-	-	-	11,275	-
Total costs and expenses	105,087	138,342	200,796	262,540	308,051	190,398
Income from operations	11,076	18,213	24,929	34,383	18,607	11,552
Net interest income	2,519	1,116	354	288	979	1,272
Income before provision for income taxes	13,595	19,329	25,283	34,671	19,586	12,824
Provision for income taxes	(2,617)	(5,129)	(7,000)	(8,929)	(5,852)	(5,396)
Minority interest	-	-	-	-	(189)	(10)
Net income	$10,978	$14,200	$18,283	$25,742	$13,545	$7,418
Net income per ordinary share (3): Basic	$0.97	$1.22	$1.55	$1.94	$0.98	$0.53
Diluted	$0.92	$1.16	$1.50	$1.88	$0.96	$0.52
Weighted average number of ordinary shares outstanding: Basic	11,292,610	11,656,153	11,813,788	13,267,531	13,860,203	13,970,106
Diluted	11,943,849	12,241,820	12,181,094	13,703,163	14,153,445	14,247,542

		As of May 31,				As of December31,
2001		2002	2003	2004	2005	2005
			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,179	$ 36,291	$ 18,311	$ 55,678	$ 56,341	$59,509
Short term investments	35,941	18,551	-	23,085	22,034	22,809
Working capital	61,147	72,923	53,827	113,813	125,288	132,312
Total assets	128,967	165,794	235,014	335,323	347,553	349,067
Total debt	11,518	11,745	7,126	-	-	4,856
Government grants	476	962	1,140	1,411	1,257	1,160
Shareholders’ equity	$86,580	$107,561	$136,910	$216,760	$233,066	$241,558

(1) Subcontractor costs comprise investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON's contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2) $6.2 million stock compensation expensed during the period ended December 31, 2005 including an expense of $6.0 million recorded in relation to the transfer of 144,000 shares from the founders of the company to the Chief Executive Officer.

(3) Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

Risk Factors

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

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. During the 7 month transition period ended December 31, 2005, 39% of our net revenue was derived from our top five clients. In the 7 month transition period no client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2005, 43% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2005, 12% of our net revenue was from Astra Zeneca plc. No other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2004, 40% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2004, 17% of our net revenue was from Astra Zeneca plc, no other client contributed more then 10% of net revenues. During the fiscal year ended May 31, 2003, 51% of our net revenue was derived from our top five clients. In fiscal 2003, 21% of our net revenue was from Astra Zeneca plc, 11% from Sanofi-Synthelabo Inc. and 10% from Pfizer, Inc.

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

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including:

• the failure of products being tested to satisfy safety or efficacy requirements;

• unexpected or undesired clinical results of the product;

• a decision that a particular study is no longer necessary;

• poor project performance, insufficient patient enrollment or investigator recruitment; or

• production problems resulting in shortages of the drug.

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

Our Central Laboratory segment has been loss making and may continue to experience losses in the future.

Our central laboratory has experienced a period of underperformance over the past number of years. To return this business segment to profitability, we require continued strong levels of new business awards and economies of scale in the usage of both resources and lab inputs. If we do not achieve continued momentum in winning new business and if these economies are not attained, then our central laboratory may continue to make losses

Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 85% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, (for example if we underprice these contracts), if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

• the termination of any research;

• the disqualification of data;

• the denial of the right to conduct business;

• criminal penalties; and

• other enforcement actions.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

We derived approximately 41.4% of our consolidated net revenue in the transition period ending December 31, 2005 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

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

For instance, in the past the U.S. Congress has entertained several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While the U.S. Congress has not yet adopted any comprehensive reform proposals, members of Congress may raise similar proposals in the future. We are unable to predict the likelihood that healthcare reform proposals will be enacted into law.

In addition to healthcare reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

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

We may make acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, our ability to:

•	assimilate the operations and services or products of the acquired company;

•	integrate acquired personnel;

•	retain and motivate key employees;

•	retain customers; and

•	minimize the diversion of management's attention from other business concerns.

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

Item 4. Information on the Company.

General

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of December 31, 2005, we had approximately 3,050 employees and operations in 41 locations in 27 countries, including the United States and major markets in Europe and Rest of World. For the seven month transition period ended December 31, 2005, we derived approximately 58.6%, 33.7% and 7.7% of our net revenue in the United States, Europe and Rest of World, respectively.

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

During the transition period ended December 31, 2005, we commenced operations in Milan, Italy; Bangkok, Thailand; Santiago, Chile; and Seoul, South Korea.

On July 27, 2005 our Board of Directors approved a change of our fiscal year end from a twelve-month period ending on May 31, to a twelve-month period ending on December 31. We are making this change in order to align our fiscal year end with the majority of other contract research organizations. Going forward, our fiscal quarters will end on the last day of March, June, September and December of each year.

ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

The CRO industry provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and to cost-effectively maximize the profit potential of patent-protected products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

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

Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2004 was approximately $12 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Pressure to Accelerate Time to Markets; Globalization of the Marketplace.

Reducing product development time maximizes the client’s potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global operations and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy.

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

Company Operating Procedures

We have developed a unique operating model for clinical trial projects based on a "dedicated team approach" in which a team of full time professionals, operating out of centralized offices, is assigned exclusively to each project. This contrasts with the approach of many competitors whose staff typically work on multiple projects at once, sometimes operating from non-office bases in remote locations and some of whom may be part-time. We believe that our operating model offers the following advantages:

•	each client's project receives undivided attention and is executed efficiently as team members do not have conflicting demands;
•	the absence of conflicting demands on the project team also ensures a high quality service;
•	the dedicated team approach allows us to develop strong relationships with our clients and to be more responsive to our clients' needs;
•	focused project teams facilitate efficient supervision of the project, enhance productivity and improve cost control; and
•	less administration is required to co-ordinate assignments, leading to a more streamlined corporate management structure.

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

Continue to Deliver High Quality Services and Customer Satisfaction. We believe that our dedicated team approach allows us to provide high quality, timely and cost effective services that are designed to be highly responsive to our clients’ needs. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients. In the transition period ended December 31, 2005, approximately 98% of our net revenue was derived from second or subsequent projects with clients.

Expand Geographic Presence. We believe that the capability to provide our services on a global basis in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 41 offices in 27 countries and intend to continue expanding into regions that have the potential to increase our client base or increase our investigator and patient populations.

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

We maintain an integrated quality management system, which is designed to serve the business needs while complying with Good Clinical Practice (“GCP”) guidelines, and which is structured according to the requirements of ISO 9001 international standards. The quality management documentation includes over 700 standard operating procedures (“SOPs”), working procedures and policies that are implemented on a global basis. In addition, our independent quality assurance division has the responsibility for assuring that processes conform to pre-determined quality, ethical and regulatory standards.

One of the driving forces behind our quality performance is management commitment to the ISO 9000 quality standards. Since 1994 when we were first registered to ISO 9002, we have continued to undergo several quality systems surveillance audits each year, in order to maintain global registration. In 2003, we attained registration to the new ISO 9001:2000 standard, which includes all of our offices and departments.

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

Study Protocol Preparation

This study protocol is the critical document provided to the investigator which defines the study and details the procedures which must be followed for the proper conduct of the trial. We have extensive experience in preparing study protocols in a broad range of therapeutic areas.

Case Report Form ("CRF") Preparation

The CRF is a study specific document in which the investigator records all relevant information on a trial patient in accordance with the requirements of the protocol. We have the capability of producing CRFs for a wide variety of therapeutic indications and in all required languages.

Clinical Trial Approvals

Prior to start-up, all clinical trials must be approved by the relevant government agencies, by institutional review boards and ethics committees and by certain other bodies in accordance with local requirements. We have extensive experience in obtaining such approvals on a multinational basis.

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

Study Monitoring and Data Collection

As patients in a clinical trial are examined and tests are conducted in accordance with the study protocol, patient data is recorded on CRFs and laboratory reports. In order to ensure accurate results, we provide:

.	Specially trained monitors who visit sites regularly to ensure that the CRFs are completed correctly and that all data specified in the protocol are collected;
.	Personnel who review CRFs for consistency and accuracy before the data is entered into an electronic database; and
.	Study monitoring and data collection services which comply with the FDA's good clinical practice guide lines and other relevant regulatory requirements.

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

Clinical Data Management

As the study progresses, the data from the CRFs is entered into databases that are designed in accordance with the specifications of the project and the particular needs of the client. We provide:

.	Personnel who screen the data to detect errors, omissions or other deficiencies prior to data entry;
.	Study specific computer programs which are written in order to validate the data; and
.	The creation of a final database that is electronically transferred to a biostatistical group for subsequent analysis.

Biostatistical Services

Our biostatistical group primarily provides detailed analyses of data generated from clinical trials. In addition to providing this in-house statistical support, our biostatisticians assist clients with all phases of drug development through biostatistical consulting, database design, data analysis and statistical reporting.

Medical Reporting

The results of the statistical analysis of the data collected during the trial, together with other clinical data are included in a final clinical trial report, which may then become part of the drug registration submission. Our medical reporting team prepare this report and may assist in the presentation of the data in different formats, including for journal publication or for presentation to international symposia.

Central Laboratory Services

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. Our central laboratory operation provides:

.	A broad range of sample analyses;
.	An efficient logistics system to ensure rapid receipt of samples from the investigator;
.	State of the art analytical technology; and
.	Electronic transmission of test results to the investigator.

IVR (Interactive Voice Response)

IVR systems use the global telecommunication networks to transfer data to a single, centrally located database. IVR systems are used in clinical studies primarily for study site administration, enrolling and randomizing patients, management of clinical supplies and collection of patient diaries.

Animal Health

The Animal Health division of ICON has broad capabilities in clinical research for the development of drugs, vaccines, and devices for the global animal health industry. The combination of expertise and geographical reach puts us in the top tier of animal CROs globally. This group has been dedicated to animal health clinical research for over 10 years and has experience in all target species and all major pharmacological classes. Capabilities include: complete clinical project management; contract monitoring; data management; statistical analysis; quality assurance services; final study reports; development consulting; and post-marketing survey management.

Regulatory Consultancy

Medicinal products are subject to strict regulatory requirements throughout their development, testing and marketing. Authorization by drug regulatory authorities is necessary prior to any product being marketed. The regulatory processes and requirements are lengthy and complex. Our regulatory consultancy division provides consultancy on global regulatory requirements during development, advises on suitability of client’s documentation for regulatory approvals, prepares and submits applications for regulatory approvals and provides post licensing regulatory support services.

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

Organizational Structure

Name	Country of incorporation	Group ownership

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research Inc.	USA	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Pte.	Singapore	100%

ICON Clinical Research Israel Limited	Israel	100%

Medeval Group Limited	UK	100%

ICON Laboratories, Inc.	USA	100%

Managed Clinical Solutions, Inc.	USA	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Globomax LLC	USA	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

Beacon Bioscience, Inc.	USA	70%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

All shareholdings comprise ordinary shares.

All subsidiary undertakings are involved in the provision of contract research services to the pharmaceutical, biotechnology and medical device industries.

Information Systems

Our information technology strategy is built around deploying IT systems to enable the delivery of our global  business strategy. The focus is to provide ease of access to information for our staff and clients globally. Our current information systems are built  on  open standards and leading commercial  business applications from vendors like Microsoft, Oracle, EMC Documentum and Medidata. All critical business systems are formally delivered following a  structured project management approach. Critical clinical information systems,  which manage clinical data,  are validated in accordance with the latest FDA regulations and those of other equivalent regulatory bodies throughout the world.

In Clinical Operations, we  have deployed a suite of software applications that assist in the management of our clinical trials activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function we have deployed leading clinical data management solutions plus Electronic Data Capture (EDC) solutions from leading industry vendors. Our state of the art workflow technology allows us to process clinical trials data seamlessly throughout the company. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, and patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or WAP enabled device.

Recognising that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility includes linking directly to client systems or for a client to have access to designated ICON systems. Frequently, we have established secure wide area network, or WAN, links to the client’s data systems, have trained our staff in those systems and have delivered data on-line to the client’s database. We also provide secure remote access to our systems for clients to review their study information.

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

Sales and Marketing

Our global sales and marketing strategy is to focus our business development efforts on pharmaceutical, biotechnology and medical device companies whose development projects are advancing. By developing and maintaining close relationships with our clients, we gain repeat business, can leverage a full service portfolio and achieve lateral penetration into other therapeutic divisions where applicable. Simultaneously, we are actively establishing new client relationships.

While our sales and marketing activities are carried out locally by executives in each of our major locations, the sales and marketing process is coordinated centrally. In addition, all of our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.

Clients

In the transition period ended December 31, 2005, revenue was earned from over 300 clients, including 19 of the top 20 pharmaceutical companies as ranked by 2004 revenues.

We have expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and have expanded through acquisition to offer a broader range of services. In the transition period ended December 31, 2005, 58.6% of our net revenue was generated in the United States, 33.7% in Europe and 7.7% in Rest of World.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. During the fiscal year ended May 31, 2003, we received 21% of our net revenue from Astra Zeneca, 11% from Sanofi-Synthelabo Inc. and 10% from Pfizer. During the fiscal year ended May 31, 2004, we received 17% of our net revenue from Astra Zeneca. In the fiscal year ended May 31, 2005, we received 12% of our net revenue from Astra Zeneca. No other client contributed more than 10% of net revenues in the fiscal year ended May 31, 2005. In the transition period ended December 31, 2005, no client contributed more than 10% of net revenues. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical, biotechnology and medical device industries.

Most of our revenues are earned from contracts which are fixed price, based on certain activity and performance specifications. Consequently, although we typically bear the cost of overruns, with certain exceptions, we benefit if our costs are lower than anticipated. Payment terms usually provide either for payments based on the achievement of certain identified milestones or activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, we deal with these by a change order, often resulting in additional revenue to us. We also contract on a "fee-for-service," "days worked" or "time and materials" basis, but this accounts for approximately 15% of revenues.

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

At December 31, 2005, we had a backlog of approximately $633 million, compared with approximately $528 million at May 31, 2005. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corp., Kendle International Inc., Ingenix Inc. (United Health Group Incorporated), Omnicare, Inc., PRA International Inc., MDS Inc, SFBC International Inc., Charles River Laboratories, Inc. and Pharmaceutical Product Development, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain source documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines Control Agency in the United Kingdom and the Bundesinstitut für Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the Committee for Proprietary Medicinal Products of the European Union, and its successor, the European Medicines Evaluation Agency, which is based in London, England.

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

Preclinical Research (1 to 3.5 years).“In vitro” (test tube) and animal studies are conducted to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an Investigational New Drug Application, or IND, upon which the FDA may grant permission to begin human trials.

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

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics). These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

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

FDA Review & Approval (1 to 1.5 years). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with regulations and that the drug is safe and effective for the specific use (or “indication”) under study.

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

We believe that the risk of liability to patients in clinical trials is mitigated by various regulatory requirements, including the role of institutional review boards and the need to obtain each patient’s informed consent. The FDA requires each human clinical trial to be reviewed and approved by the institutional review board at each study site. An institutional review board is an independent committee that includes both medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trial. After the trial begins, the institutional review board monitors the protocol and measures designed to protect patients, such as the requirement to obtain informed consent.

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

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 42,000 square feet on approximately two acres. We purchased an adjoining site during the year bringing the full site size up to four and a half acres. We have also leased an additional office facility of approximately 25,000 square feet in the same business park.

We also maintain U.S. offices in Chicago, two offices in Philadelphia, Nashville, Irvine, San Francisco, Houston, Wilmington, Raleigh, Baltimore, Tampa and two offices in New York. Our European subsidiaries maintain offices in Southampton, Frankfurt, Paris, Moscow, Amsterdam, Marlow, Manchester, Tel Aviv, Stockholm, Riga, Budapest, Milan and Barcelona. Our Rest of World offices are located in Tokyo, Singapore, Sydney, Chennai, Buenos Aires, Johannesburg, Montrèal, Hong Kong, Mexico City, Taipei, São Paulo, Bangkok, Seoul, and Santiago.

Item 5. Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. As of December 31, 2005, we had approximately 3,050 employees and operations in 41 locations in 27 countries, including the United States and major markets in Europe and Rest of World. In the transition period ended December 31, 2005, 58.6%, 33.7% and 7.7% of our net revenue was derived in the United States, Europe and Rest of World, respectively. See Note 18 to the Consolidated Financial Statements.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2005, we had a backlog of approximately $650 million, compared with approximately $528 million at May 31, 2005. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

Although we are domiciled in Ireland, we reports our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 13 operations operating in U.S. dollars, 6 trading in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chiliean Peso, South Korean Won and Thai Baht. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

We have received capital and revenue grants from Forbairt, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to December 31, 2005, we have received $2,429,981 and $1,806,126 under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

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

	May 31, 2004	May 31, 2005	Transition Period 2005	June 1, 2004 to May 31, 2005	June 1, 2005 to Dec 31, 2005
	Percentage of Net Revenue			Percentage Increase/ (Decrease)

Net revenue	100.0%	100%	100%	10.0%	(38.2%)

Costs and expenses: Direct costs	54.7%	55.0%	56.5%	10.5%	(36.5%)

Selling, general and administrative	29.9%	31.8%	30.7%	16.9%	(40.2%)

Depreciation and amortization	3.8%	4.1%	4.0%	19.3%	(39.1%)

Share based compensation	-	-	3.1%	-	100%

Other charges	-	3.4%	-	100.0%	(100%)

Income from operations	11.6%	5.7%	5.7%	(45.9%)	(37.6%)

Seven Month Transition Period Ended December 31, 2005 Compared to Fiscal Year Ended May 31, 2005

Note: Results below compare a 7 month accounting period ended Dec 31, 2005 to a 12 month accounting period ended May 31, 2005.

Net revenue decreased by $124.8 million, or 38.2%, from $326.7 million to $201.9 million. Revenues in the United States, Europe and the Rest of World fell by 36.6%, 44.1% and 14.9% respectively. In the transition period to December 31, 2005, net revenue from our central laboratory business decreased by 28.6% from $25.5 million to $18.2 million, while our clinical research segment declined by 39.0% from $301.2 million to $183.8 million over the prior period. If the figures above were analyzed with a comparative period, they would show a general improvement through a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs decreased by $65.7 million, or 36.5%, from $179.7 million to $114.0 million. Direct costs as a percentage of net revenue increased from 55.0% in the twelve months to May 31, 2005 to 56.5% in the 2005 transition period ending December 31, 2005. A comparative period analysis shows an increase in direct costs primarily due to increased staff numbers needed to support increased project related activity.

Selling, general and administrative expenses decreased by $41.7 million, or 40.2%, from $103.8 million to $62.1 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.8% in the twelve months to May 31, 2005 to 30.7% for the transition period ended December 31, 2005. A comparative period analysis shows an increase in SG&A costs due to the continued expansion of our operations.

Depreciation and amortization expense decreased by $5.2 million, or 39.1%, from $13.3 million to $8.1million. As a percentage of net revenue, depreciation and amortization decreased from 4.1% of net revenues in the twelve months to May 31, 2005, to 4.0% for the transition period ended December 31, 2005. A comparative period analysis shows an increase in depreciation as a result of continued investment in facilities and information technology to support the growth in activity and in providing for future capacity.

In the transition period an amount of $6.2 million was expensed in relation to share based compensation (See Item 7: Major Shareholders and Related Party Transactions).

The principal items classified as other charges in the year ended May 31, 2005 were asset impairments, computer software write-off and lease termination and exit costs.

Income from operations decreased by $7.0 million, or 37.6%, from $18.6 million to $11.6 million. As a percentage of net revenue, income from operations remained static at 5.7% of net revenues for the transition period ended December 31, 2005 when compared to the twelve months to May 31, 2005. For the transition period ended December 31, 2005, losses from operations, as a percentage of net revenue for the central laboratory decreased to 16.7%, from 59.9%, in the twelve month period ending May 31, 2005. The loss for the year to May 31, 2005 included the effects of other charges. The central laboratory constitutes approximately 9.0% of our business revenues. Operating margins for our clinical research segment remained the same at 11.3% in the transition period ended December 31, 2005 as the twelve month period ending May 31, 2005.

Net interest income for the transition period ended December 31, 2005, was $1.3 million, an increase of $0.3 million on the year ended May 31, 2005. Higher interest rates in the 2005 transition period over fiscal 2005 contributed to the increased interest income.

ICON plc’s effective tax rate for the transition period ended December 31, 2005, was 42.0% compared with 29.9% for the year ended May, 31, 2005.

Fiscal Year Ended May 31, 2005 Compared to Fiscal Year Ended May 31, 2004

Net revenue increased by $29.7 million, or 10.0%, from $296.9 million to $326.7 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from acquisitions amounted to $9.1 million for the fiscal year ended May 31, 2005. Including the impact of acquisition, revenues in the United States, Europe and the Rest of World grew by 0.9%, 20.1% and 73.5%, respectively. In the twelve months to May 31, 2005, net revenue from our central laboratory business decreased by 5.2% from $26.9 million to $25.5 million while our clinical research segment grew by 11.5% from $270.0 million to $301.2 million over the comparable period. The decrease in net revenue in our central laboratory segment is primarily due to lower testing volumes in fiscal 2005. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

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

Depreciation and amortization expense increased by $2.1 million, or 19.3%, from $11.2 million to $13.3 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and increased costs arising from acquisition of $0.4 million. As a percentage of net revenue, depreciation and amortization increased from 3.8% of net revenues in the twelve months to May 31, 2004, to 4.1% for the fiscal year ended May 31, 2005.

Other charges of $11.3 million were incurred during the year ended May 31, 2005. The principal items classified as other charges include asset impairments, computer software write-off and lease termination and exit costs, as outlined in Note 15 to the Consolidated Financial Statements.

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

ICON plc’s effective tax rate for the year ended May 31, 2005, was 29.9% compared with 25.8% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

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

Income from operations increased by $9.5 million, or 37.9%, from $24.9 million to $34.4 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisitions of BPA, MCS, Medeval and GloboMax. As a percentage of net revenue, income from operations increased from 11.0% for the twelve months to May 31, 2003 to 11.6% of net revenues for the fiscal year ended May 31, 2004. For the fiscal year 2004, income from operations, as a percentage of net revenue for the central laboratory fell to 12.2% from 0.4% in fiscal 2003 due to an expanded cost base. The central laboratory constitutes approximately 9% of our business. Operating margins for our clinical research segment increased from 12.4% in the twelve months to May 31, 2003, to 13.9% for the fiscal year ended May 31, 2004 due principally to improved staff utilization and enhanced leverage of our overhead costs.

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

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries for three years ended May 31, 2003, 2004 and 2005 and the seven month transition period ending December 31, 2005, amounted to $135.2 million, $174.5 million, $194.1 million and $121.4 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

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

As of December 31, 2005, our working capital was $132.3 million, compared to $125.3 million at May 31, 2005 and $113.8 million at May 31, 2004. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 65 days at December 31, 2005, 63 days at May 31, 2005 and 60 days at May 31, 2004.

Net cash provided by operating activities was $13.8 million in the transition period ended December 31, 2005, compared with $25.2 million in fiscal year ended May 31, 2005, $43.6 million in the fiscal year ended May 31, 2004 and $21.5 million in the fiscal year ended May 31, 2003.

Net cash used in investing activities was $16.3 million in the transition period ended December 31, 2005, compared with $25.7 million in the year ended May 31, 2005, $47.3 million in the year ended May 31, 2004 and $35.3 million in the year ended 31, 2003. The decrease in net cash used in the 2005 transition period ended December 31, 2005 over the year ending May 31, 2005, is due principally to the purchase of subsidiary undertakings in the year ended May 31, 2005.

Net cash provided by financing activities was $6.6 million in the transition period ended December 31, 2005, compared with $0.9 million in year ended May 31, 2005, $42.5 million in the fiscal year ended May 31, 2004 and net cash used in investing activities of $4.6 million in the fiscal year ended May 31, 2003. The increase in cash provided by financing activities in the transition period over the year ended May 31, 2005, is the draw down of bank overdraft in the transition period.

As a result of these cash flows, cash and cash equivalents increased by $3.2 million in the transition period ended December 31, 2005, compared to $0.6 million in the year ended May 31, 2005, $37.4 million in the year ended May 31, 2004 and a decrease of $18 million in the year ended May 31, 2003.

On July 3, 2003, we entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks’ Prime Rate plus three quarters of one percent. ICON and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at December 31, 2005, the full amount of the term loan facility was available to be drawn down and $0.1 million of the multi currency overdraft was available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at December 31, 2005, the full amount of this facility was available to be drawn down.

We entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby we guarantee any overdraft of our subsidiary ICON Clinical Research GmbH up to an amount €120,000 (U.S.$142,128). As of December 31, 2005, the full facility was available to be drawn down.

On July 1, 2004, we completed the acquisition of 70% of Beacon Biosciences, Inc. for an initial cash consideration of U.S.$9.9 million.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited for a total cash consideration of U.S. $0.25 million. The workforce is engaged in the business of clinical trial data management and statistical analysis services and has been transferred to our existing Indian operation.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2005:

Payments due by period
	Less than 1	1 to 3	3 to 5	More than
Total	year	years	years	5 years

Capital Lease Obligations	$0.4	$0.2	$0.2	$-	$-
Bank credit lines and loans facilities	4.9	4.9	-	-	-
Operating lease Obligations	140.6	21.4	33.0	28.5	57.7
Purchase Obligations (1)	2.5	2.5	-	-	-

Total (U.S.$ in millions)	$148.4	$29.0	$33.2	$28.5	$57.7

(1) This figure may be payable under earn out clauses included in an acquisition undertaken in a prior period.

We expect to spend approximately $35 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

Revenue Recognition

Significant management judgements and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgements or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there has been no material differences arising from these judgements and estimates.

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

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

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

If the implied fair value of reporting unit goodwill is lower then its carrying amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgements, particularly with respect to expected revenue and cost projections or the impact of any reorganisation or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgements in assessing the carrying value of our goodwill. For further information, refer to Note 15 to the Consolidated Financial Statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47.  In accordance with FASB Interpretation 47 companies must recognise a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  The premise underlying the Interpretation is a need for more uniform application of Statement 143 "Accounting for Asset Retirement Obligations".  Companies must adopt the Interpretation no later than the end of the fiscal year ending after December 15, 2005.  We do not expect the impacts of adopting FASB Interpretation No 47 to be material.

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment” - An Amendment of FASB Statements No. 123 and 95 (“SFAS No.123R”), which is effective for public companies in periods beginning after June 15, 2005. We will implement the proposed standard on January 1, 2006. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on March 31, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (“SFAS No. 151”), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing”, to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29” (“SFAS No. 153”), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of December 31, 2005.

Name	Age	Position
Dr. John Climax (1)	53	Chairman of the Board
Peter Gray (1)	51	Chief Executive Officer, Director
Ciaran Murray	43	Chief Financial Officer
Sean Leech (1)	35	Executive Vice President Corporate and Organization Development
Dr. Ronan Lambe (1)	66	Director
Thomas Lynch (2)(3)(4)	49	Director
Edward Roberts (2)(3)(4)	71	Director
Shuji Higuchi	65	Director
Dr. Bruce Given (2)(3)(4)	51	Director
William Taaffe	57	President Corporate Development
Dr. John Hubbard	49	President and Chief Operating Officer, ICON Clinical Research - U.S.
Dr. Peter Sowood	52	President of ICON Clinical Research - Europe
Robert Scott-Edwards	52	President of ICON Laboratories
Dr. Dan Weng	43	President of ICON Clinical Research - Rest of World
Dr. Thomas Frey	53	President Strategic Drug Development
Josephine Coyle	48	Vice President for Corporate Quality Assurance

(1) Executive Officer of the Company.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.
(4)	Member of Nomination Committee.

Dr. John Climax, one of the Company’s co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 20 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982.

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

Ciaran Murray was appointed as Chief Financial Officer of ICON and its subsidiaries in October 2005. Mr. Murray developed his experience in senior financial positions in the technology and food sectors in such companies as Kraft food and Novell. Prior to joining ICON, Mr. Murray served as the CFO of Codec Systems a Technology company headquartered in Ireland from 1999 to 2005. Mr. Murray is a business graduate of University College Dublin. He trained as a Chartered Accountant with PricewaterhouseCoopers and is a fellow of the Institute of Chartered Accountants in Ireland.

Sean Leech has served as Executive Vice President Corporate and Organization Development since October 2005. In this role Mr. Leech is responsible for the strategic development as well as acquisition integration for the group. Prior to this Mr. Leech served as the Chief Financial Officer of ICON and its subsidiaries since June 2001 and previously as Group Vice President of Finance from June 1999. Mr. Leech was Group Financial Controller of Jones Group plc, a shipping, manufacturing and fuel distribution company based in Ireland, from 1997 to 1999. Mr. Leech is an Associate member of the Chartered Institute of Management Accountants.

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 23 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

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

Board of Directors
ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2006, it is anticipated that two directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

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

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON’s objectives.

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

Nomination committee
The Nomination committee comprises Thomas Lynch, Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company. The nominating committee held no formal meeting in the seven months to December 31, 2005.

Executive committee
The Executive Committee comprises Dr. John Climax, Peter Gray, Dr. Ronan Lambe and Sean Leech who holds the position of Executive Vice President Corporate and Organizational Development of the Company. Established in March 2005, this Committee is responsible for the direction of the business and affairs of the Company in intervals between meetings of the Board and exercises business judgement to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Executive Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

The aggregate compensation paid by ICON to all persons who served in the capacity of director or executive officer in the 2005 transition period (9 persons) was approximately $1.3 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). As of December 31, 2005, options granted to directors and executive officers of ICON to purchase an aggregate of 115,900 of our ordinary shares were outstanding. The options are exercisable at prices between $18.00 and $35.50 and expire between May 15, 2006 and February 24, 2013.

In addition, our officers are eligible to participate in ICON’s Incentive Share Option Scheme. See Note 10 to the Consolidated Financial Statements.

Employees

We employed 3,036, 2,713, 2,432 and 2,280 people for the seven month period ending December 31, 2005, and the years ended May 31, 2005, May 31, 2004 and May 31, 2003 respectively. Our employees are not unionized and we believe that our relations with our employees are good.

Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including ADSs) as of February 27, 2006 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Options
Dr. John Climax	1,476,892	15,000

Dr. Ronan Lambe	944,470	7,000
Mr. Peter Gray	178,220	15,000
Mr. Sean Leech	-	52,400
Mr. Thomas Lynch	1	13,500
Mr. Edward Roberts	1	9,500
Mr. Shugi Higuchi	-	2,500
Dr. Bruce Given	-	1,000

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

Executive officers and Directors remuneration

For the transition period ended December 31, 2005, the total remuneration paid to our directors and executive officers including salary, bonus, pension and benefits-in-kind but excluding stock based compensation (twelve month period ended May 31, 2005: $1,867,984), was as follows:

U.S.$
Dr. John Climax	426,557
Dr. Ronan Lambe	156,589
Mr. Peter Gray	351,268
Mr. Sean Leech	212,082
Mr Ciaran Murray	78,884
Mr. Edward Roberts	25,000
Mr. Thomas Lynch	17,500
Mr. Shugi Higuchi	13,756
Dr. Bruce Given	17,500
Total	$1,299,136

Item 7. Major Shareholders and Related Party Transactions.

(a)   ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

(b)   The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of February 27, 2006 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Fidelity Group Companies (4)	2,098,681	15.0%
Wasatch Group Companies (4)	1,635,083	11.7%
Dr. John Climax (2)	1,491,892	10.6%
Dr. Ronan Lambe (3)	951,470	6.8%
Wellington Management Co. LLP	887,812	6.3%
Lord Abbott & Co LLC	884,902	6.3%
Dalton, Greiner, Hartman, Maher & Co. (4)	753,315	5.4%
All directors and officers as a group (5)	2,901,604	20.7%

(1)	As used in this table, each person has the sole or shared power to vote or direct the voting of a
security, or the sole or shared investment power with respect to a security (i.e., the power to dispose,    or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership"
of any security if that such person has the right to acquire such security within 60 days after such date.

(2)	Includes 1,476,852 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax, and options to purchase 15,000 ADSs.

(3)	Includes options to purchase 7,000 ADSs.

(4)	Neither the Company nor any of its officers, directors or affiliates hold any voting power in this entity.

(5)	Includes 302,020 ordinary shares issuable upon the exercise of stock options granted by the Company.

Related Parties

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. ICON has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,023,520 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded had no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

AGI Therapeutics Limited (“AGI”) is a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. ICON is engaged in conducting a series of clinical trials on behalf of AGI. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and takes up the position of non-executive Chairman from February 2006.

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $2.7 million. As at December 31, 2005, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 9.7 million, 6.3 million and 1.6 million shares, respectively, in Amarin. These respective holdings equate to approximately 12.0%, 8.0% and 2.0%, respectively, of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. During the seven month period to December 31, 2005 the company recognized $0.86m revenue relating to the Amarin Contract. At December 31, 2005, $0.98m was outstanding to be received from Amarin on this trial.

On February 6, 1998, ICON entered into an Option Agreement (“The Put Option”) with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's option to exercise 54,000 ordinary shares. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On April 21, 2004, Mr. Gray acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, ICON purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid up ordinary shares in ICON, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

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

Item 9. The Offer and the Listing.

ICON’s ADSs are traded on the Nasdaq National Market under the symbol “ICLR”. Our Depository for the ADSs is The Bank of New York. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of ICON are traded in any other market. The following table sets forth the trading price for the dates indicated for ICON plc’s ADSs as reported by Nasdaq.

Year Ending	High Sales Price During Period	Low Sales Price During Period
May 31, 2000	$29.00	$11.87
May 31, 2001	$29.75	$15.00
May 31, 2002	$39.58	$22.93
May 31, 2003	$32.87	$14.88
May 31, 2004	$46.05	$25.87
May 31, 2005	$44.92	$30.26
December 31, 2005 (7 month transition period)	$50.49	$30.10

Quarter Ending	High Sales Price During Period	Low Sales Price During Period
May 31, 2002	$34.49	$23.87
Aug 31, 2002	$30.50	$14.88
Nov 30, 2002	$26.00	$18.99
Feb 28, 2003	$32.87	$22.35
May 31, 2003	$30.85	$21.36
Aug 31, 2003	$36.80	$25.87
Nov 30, 2003	$45.04	$31.20
Feb 29, 2004	$46.05	$33.03
May 31, 2004	$43.49	$29.74
Aug 31, 2004	$44.92	$31.75
Nov 30, 2004	$39.39	$31.04
Feb 28, 2005	$38.99	$33.78
May 31, 2005	$38.95	$30.26
Aug 31, 2005	$41.89	$30.10
Nov 30, 2005	$50.49	$36.36

Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2005	$39.68	$34.18
August 31, 2005	$41.89	$38.24
September 30, 2005	$50.49	$40.41
October 31, 2005	$49.56	$39.91
November 30, 2005	$41.75	$36.36
December 31, 2005	$44.00	$39.86

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined, and include all transfers, which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits certain financial transfers to (or in respect of funds held by the government of) the Federal Republic of Yugoslavia, Slobodan Milosevic and associated persons, persons indicted by the International Criminal Tribunal for the former Yugoslavia, Zimbabwe (including senior members of the Zimbabwean government), certain persons or entities relating to Iraq, Liberia, Burma/Myanmar, the Republic of Serbia, Democratic Republic of Congo, Ivory Coast, Al Qaeda, Osama Bin Laden and the Taliban of Afghanistan.

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

Capital gains arising to an Irish resident company are liable to tax at 20%. However, a capital gains tax exemption has been introduced in Ireland in respect of disposals of certain shareholdings. The exemption applies with retrospective effect to disposals occurring on after February 2, 2004.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

•
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest in which is being disposed of, for a period of at least one year, within the two year period prior to disposal.

•	The shares being disposed of must be in a company, which at the date of disposal, is resident in an EU Member State or in a state with which Ireland has a double tax agreement.

•	The shares must be in a company which is primarily a trading company or else the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group.

•	The shares must not derive the greater part of their value from land or mineral rights in the State.

Taxation of Dividends
Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income (subject to conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares of the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

Non-Irish resident corporate shareholders that:

•	are ultimately controlled by residents of a Relevant Territory;

•	are resident in a Relevant Territory and are not controlled by Irish residents;

•	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

•
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

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

•	the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or revoked; and either

•	the depositary bank’s ADS register shows that the beneficial owner has a U.S. address on the register; or

•
if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the beneficial owner’s address in the intermediary’s records is in the U.S.

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

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

•	an individual resident in the U.S. (or any other country with which Ireland has concluded a double taxation treaty);

•	a corporation that is ultimately controlled by persons resident in the U.S. (or any other country with which Ireland has concluded a double taxation treaty);

•
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

•	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

•
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

Taxation of Capital Gains
A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals -:

•	who cease to be Irish resident;

•	who own the shares when they cease to be resident;

•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

•	the interest disposed of represents 5% or greater of the share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances.

Where a gift or inheritance is taken under a disposition made after December 1, 1999, it will be within the charge to CAT:

•	to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;
•	where the person making the gift or inheritance is or was resident or ordinarily resident in the Republic of Ireland at the date of the disposition under which the gift or inheritance is taken;
•
in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he made the settlement, or at the date of the gift or, if he is dead at the date of the gift, at his death; or

•	where the person receiving the gift or inheritance is resident or ordinarily resident in the Republic of Ireland at the date of the gift or inheritance.

Where a gift or an inheritance is taken under a disposition made prior to December 1, 1999, CAT is chargeable in the following circumstances:
•	to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;
•	where the person making the gift or inheritance is or was domiciled in Ireland at the date of the disposition under which the gift or inheritance is taken;
•
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

The tax-free threshold amounts currently in force are:
•	€23,908 in the case of persons who are not related to one another;
•	€47,815 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
•	€478,155 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of ࿠€12.70 (the nominal rate) will apply.

Irish Stamp Duty - ADSs Representing Ordinary Shares
A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in the beneficial ownership which would be subject to stamp duty at the ad valorem rate. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of €12.70 applies.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC’s regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number for Exchange Act reports is 333-8704.

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Ciaran Murray, telephone number: (353) 1 291 2000.

Exemptions From Corporate Governance Listing Requirements Under the Nasdaq Marketplace Rules

Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. ICON, as a foreign private issuer, was granted an exemption in 1998 from provisions set forth in Nasdaq Rule 4350(f), which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s outstanding voting stock. ICON’s Articles of Association require that only 3 members be present at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Qualitative Disclosure of Market Risk. The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•	Interest rate changes on short term investments (available for sale) in the form of floating rate notes and medium term minimum “A” rated corporate securities, and
•	Foreign currency risk on non-U.S. dollar denominated cash and non-U.S. dollar denominated debt.

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At December 31, 2005, we had cash denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk, we enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These financial instruments comprise of a series of foreign exchange forward contracts all of which were settled during the 2005 transition period. At December 31, 2005, we held no foreign exchange forward contracts.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2005	Fair value Change +10% movement in foreign exchange rate	Fair value Change -10% movement in foreign exchange rate
	(in thousands)	(in thousands)	(in thousands)

Non-U.S. Dollar denominated cash	$12,602	$1,260	($1,260)

Non-U.S. Dollar denominated short term debt	($4,856)	($486)	$486

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

At the end of the transition period December 31, 2005, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

A. Audit Committee Financial Expert

Mr. Thomas Lynch acts as an audit committee financial expert serving on our audit committee and board of directors. Mr. Lynch is independent and serves as one of our non-executive directors.

B. Code of Ethics

Our Board of Directors adopted a code of ethics in 2003 that applies to the Chief Executive Officer, the Chief Financial Officer and any persons performing similar functions, if any, of the Company.

There are no material modifications to, or waivers from, the provisions of such code, which are required to be disclosed.

This code is available on our website at the following address:

http://www.iconclinical.com/index.asp?getpage=true&sid=1&ssid=171

C. Principal Accountant Fees and Services

Our principal accountants for the years ended May 31, 2005 and the seven month transition period ended December 31, 2005 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for fiscal year ending May 31, 2005 and the seven month 2005 transition period ended December 31, 2005 and fees billed for other services rendered by KPMG.

	12 month period ending May 31, 2005		7 month transition period ending December 31, 2005
	(in thousands)%		(in thousands)%
Audit fees (1)	$719	72%	$673	80%
Audit related fees (2)	6	1%	21	3%
Tax fees (3)	249	25%	144	17%
All other fees (4)	18	2%	-	-

Total	$992	100%	$838	100%

(1) Audit fees include annual audit fees for ICON plc and its subsidiaries.

(2) Audit related fees principally consisted of fees for financial due diligence services and fees for audit of financial statements of employee benefit plans.

(3) Tax fees are fees for tax compliance and tax consultation services.

(4) All other fees are fees for secretarial assistance rendered by our auditors.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to ICON plc by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

D) Exemptions from the Listing Standards for Audit Committees.

Not applicable.

E) Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

Reference is made to pages 47 to 86 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Financial statements of ICON plc and subsidiaries

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets at May 31, 2004, May 31 2005, and December 31, 2005.

Consolidated Statements of Operations for the years ended May 31, 2003, 2004, 2005 and the transition period ended December 31, 2005.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended
May 31, 2003, 2004, 2005 and the transition period ended December 31, 2005.

Consolidated Statements of Cash Flows for the years ended May 31, 2003, 2004, 2005 and the transition period ended December 31, 2005.

Notes to the Consolidated Financial Statements.

Exhibits of ICON plc and subsidiaries

Significant subsidiaries.

Section 302 certifications.

Section 906 certifications.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2005, May 31, 2005 and May 31, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for the seven month period ended December 31, 2005 and each of the years in the three-year period ended May 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of December 31, 2005, May 31, 2005 and May 31, 2004 and the consolidated results of their operations and their cash flows for the seven month period ended December 31, 2005 and each of the years in the three-year period ended May 31, 2005 in conformity with accounting principles generally accepted in the United States.

KPMG
Public Accounting Firm

Dublin, Ireland
February 27, 2006

ICON plc
CONSOLIDATED BALANCE SHEETS

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$55,678	$56,341	$59,509
Short term investments - available for sale (Note 3)	23,085	22,034	22,809
Accounts receivable	74,079	80,486	71,450
Unbilled revenue	59,861	56,762	62,270
Other receivables	4,306	5,662	6,435
Deferred tax asset (Note 14)	1,684	2,637	1,554
Prepayments and other current assets	9,468	10,717	11,089
Total current assets	228,161	234,639	235,116
Other Assets:
Property, plant and equipment, net (Note 6)	42,936	45,286	47,652
Goodwill (Note 4)	64,226	67,440	65,731
Non-current deferred tax asset (Note 14)	-	-	452
Intangible assets (Note 5)	-	188	116
Total Assets	$335,323	$347,553	$349,067

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$12,801	$10,379	$7,575
Payments on account	61,960	52,583	50,211
Other liabilities (Note 7)	35,091	39,890	33,184
Deferred tax liability (Note 14)	-	310	682
Bank credit lines and loan facilities	-	-	4,856
Income taxes payable	4,496	6,189	6,296
Total current liabilities	114,348	109,351	102,804
Other Liabilities:
Long term government grants (Note 12)	1,411	1,257	1,160
Long term finance leases	167	248	152
Non-current deferred tax liability (Note 14)	2,637	2,747	2,499
Minority interest	-	884	894

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 20,000,000 shares authorized,
13,838,476 shares issued and outstanding at May 31, 2004 and 13,899,096 shares issued and outstanding at May 31, 2005 and 14,018,092 shares issued and outstanding at December 31, 2005 (Note 13)	980	985	993
Additional paid-in capital	112,936	114,447	123,333
Accumulated other comprehensive income	9,984	11,229	3,409
Merger reserve	47	47	47
Retained earnings	92,813	106,358	113,776
Total Shareholders’ Equity	216,760	233,066	241,558
Total Liabilities and Shareholders’ Equity	$335,323	$347,553	$349,067
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 31,			Seven Months Ended December 31,
	2003	2004	2005	2005
	(in thousands, except share per share data)
Revenue:
Gross revenue	$340,971	$443,875	$469,583	$275,586
Subcontractor costs	(115,246)	(146,952)	(142,925)	(73,636)
Net revenue	225,725	296,923	326,658	201,950
Costs and expenses:
Direct costs	122,373	162,562	179,661	114,004
Selling, general and administrative	71,118	88,807	103,784	62,051
Depreciation and amortization	7,305	11,171	13,331	8,094
Stock compensation (Note 11)	-	-	-	6,249
Other charges (Note 15)	-	-	11,275	-
Total costs and expenses	200,796	262,540	308,051	190,398

Income from operations	24,929	34,383	18,607	11,552
Interest income	633	490	1,208	1,294
Interest expense	(279)	(202)	(229)	(22)

Income before provision for income taxes	25,283	34,671	19,586	12,824
Provision for income taxes (Note 14)	(7,000)	(8,929)	(5,852)	(5,396)
Minority interest	-	-	(189)	(10)

Net income	$18,283	$25,742	$13,545	$7,418

Net income per ordinary share:
Basic	$1.55	$1.94	$0.98	$0.53

Diluted	$1.50	$1.88	$0.96	$0.52

Weighted average number of ordinary shares outstanding:
Basic (note 2)	11,813,788	13,267,531	13,860,203	13,970,106

Diluted (note 2)	12,181,094	13,703,163	14,153,445	14,247,542

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained	Merger
	Shares	Amount	Capital	Income	Earnings	Reserve	Total
	(in thousands, except share and per share data)

Balance at May 31, 2002	11,798,501	$839	$60,348	$(2,461)	$48,788	$47	$107,561
Comprehensive Income:
Net income	-	-	-	-	18,283	-	18,283
Currency translation adjustment	-	-	-	10,248	-	-	10,248
Total comprehensive income							28,531
Exercise of share options	39,360	2	726	-	-	-	728
Shares issued	3,696	-	77	-	-	-	77
Share issue costs	-	-	(35)	-	-	-	(35)
Tax benefit on exercise of options	-	-	48	-	-	-	48
Balance at May 31, 2003	11,841,557	$841	$61,164	$7,787	$67,071	$47	$136,910
Comprehensive Income:
Net income	-	-	-	-	25,742	-	25,742
Currency translation adjustment	-	-	-	2,197	-	-	2,197
Total comprehensive income							27,939
Exercise of share options	496,919	35	5,323	-	-	-	5,358
Shares issued	1,500,000	104	45,601	-	-	-	45,705
Share issue costs	-	-	(1,428)	-	-	-	(1,428)
Tax benefit on exercise of options	-	-	2,276	-	-	-	2,276
Balance at May 31, 2004	13,838,476	$980	$112,936	$9,984	$92,813	$47	$216,760
Comprehensive Income:
Net income	-	-	-	-	13,545	-	13,545
Currency translation adjustment	-	-	-	1,245	-	-	1,245
Total comprehensive income							14,790
Exercise of share options	60,620	5	1,402	-	-	-	1,407
Share issue costs	-	-	(60)	-	-	-	(60)
Tax benefit on exercise of options	-	-	169	-	-	-	169
Balance at May 31, 2005	13,899,096	$985	$114,447	$11,229	$106,358	$47	$233,066

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained	Merger
	Shares	Amount	Capital	Income	Earnings	Reserve	Total
	(in thousands, except share and per share data)

Balance at May 31, 2005	13,899,096	$985	$114,447	$11,229	$106,358	$47	$233,066
Comprehensive Income:
Net income	-	-	-	-	7,418	-	7,418
Currency translation adjustment	-	-	-	(6,049)	-	-	(6,049)
Minimum pension liability adjustment	-	-	-	(1,771)	-	-	(1,771)
Total comprehensive income							(402)
Exercise of share options	118,996	8	1,903	-	-	-	1,911
Stock compensation expense	-	-	6,249	-	-	-	6,249
Share issue costs	-	-	(24)	-	-	-	(24)
Tax benefit on exercise of options	-	-	758	-	-	-	758
Balance at December 31, 2005	14,018,092	$993	$123,333	$3,409	$113,776	$47	$241,558

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Seven Months Ended
	Year Ended May 31,			December 31,
	2003	2004	2005	2005
Cash flows from operating activities:	(in thousands)
Net income	$18,283	$25,742	$13,545	$7,418
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	-	222	66	43
Depreciation and amortization	7,305	11,171	13,331	8,094
Amortization of grants	(36)	(569)	(199)	(105)
Stock compensation expense	-	-	-	6,249
Deferred taxes	376	985	(532)	717
Minority interest	-	-	189	10
Other Charges	-	-	11,275	-
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(23,232)	4,089	(4,930)	7,487
(Increase)/decrease in unbilled revenue	(14,480)	(15,329)	3,071	(6,522)
(Increase)/decrease in other receivables	7,515	4,307	1,383	(1,530)
(Increase) in prepayments and other current assets	(1,965)	(778)	(994)	(703)
Increase/(decrease) in payments on account	25,485	14,228	(9,515)	(1,579)
(Decrease) in other liabilities	(1,787)	(1,654)	(446)	(4,324)
Increase in income taxes payable	253	2,237	1,420	1,125
Increase/(decrease) in accounts payable	3,768	(1,009)	(2,455)	(2,599)
Net cash provided by operating activities	21,485	43,642	25,209	13,781
Cash flows from investing activities:
Purchase of property, plant and equipment	(15,788)	(13,097)	(15,595)	(12,128)
Purchase of intangible asset	-	-	(250)	-
Purchase of subsidiary undertakings and acquisition costs	(36,873)	(11,258)	(10,052)	-
Cash acquired with subsidiary undertakings	1,910	891	1,658	-
Deferred payments in respect of historical acquisitions	(3,078)	(1,733)	(2,514)	(3,374)
Sale of short term investments	18,551	-	12,022	14,016
Purchase of short term investments	-	(23,085)	(10,971)	(14,791)
Receipt of government grant	-	945	-	-
Net cash used in investing activities	(35,278)	(47,337)	(25,702)	(16,277)
Cash flows from financing activities:
(Repayment)/drawdown of bank overdraft	(5,319)	(7,126)	-	4,833
Proceeds from exercise of share options	693	5,358	1,407	1,911
Proceeds from the issuance of share capital	-	45,705	-	-
Share issuance costs	-	(1,182)	(197)	(24)
Repayment of other liabilities	-	(230)	(272)	(96)
Net cash (used in)/provided by financing activities	(4,626)	42,525	938	6,624
Effect of exchange rate movements on cash	439	(1,463)	218	(960)

Net (decrease)/increase in cash and cash equivalents	(17,980)	37,367	663	3,168
Cash and cash equivalents at beginning of year	36,291	18,311	55,678	56,341

Cash and cash equivalents at end of year	$18,311	$55,678	$56,341	$59,509
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and subsidiaries (“The Company”) is a Contract Research Organization (“CRO”) providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. The Company believes that it is one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of December 31, 2005, the Company had approximately 3,050 employees and operations in 41 locations in 27 countries, including the United States and major markets in Europe and Rest of World. For the transition period ended December 31, 2005, the Company derived approximately 58.6%, 33.7% and 7.7% of our net revenue in the United States, Europe and Rest of World, respectively.

ICON plc (the "Company") has historically prepared its consolidated financial statements on the basis of a fiscal year beginning on June 1 and ending on May 31. On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company is making this change in order to align its fiscal year end with the majority of other contract research organizations.  As a requirement of this change, the Company is reporting results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. As of January 1, 2006, the Company’s fiscal year will begin on January 1 and end on December 31 and its fiscal quarters will end on the last day of March, June, September and December of each year.

2. Significant Accounting Policies

The accounting policies noted below were applied in the preparation of the accompanying financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

(a)  Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired in the period are included in the consolidated statement of operations from the date of acquisition.

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

(f)  Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$1,336,000 U.S.$1,596,000 and U.S.$2,401,000 for the years ended May 31, 2003, 2004 and 2005 respectively and U.S.$1,453,000 for the seven month period ended December 31, 2005.

(g)  Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. For the years ended May 31, 2003, 2004 and 2005 amounts charged/(credited) to income amounted to U.S.$1,968,000, (U.S.$2,445,000) and U.S.$433,000 respectively. For the seven month period ended December 31, 2005 amounts charged to income amounted to U.S.$408,000.

The financial statements of subsidiaries with other functional currencies are translated at period end rates for the balance sheet and average rates for the income statement. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income.

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

(j) Goodwill

Goodwill represents the excess of the cost of acquired entities over the net of amounts assigned to assets acquired and liabilities assumed. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments. The first step is to compare the carrying amount of the reporting units’ assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company’s annual test for impairment performed for the year ended May 31, 2005 identified an impairment charge to be taken against the central laboratory segment. For further information, refer to Note 15 to the Consolidated Financial Statements.

(k)  Other intangible assets

Other intangible assets are amortized on a straight line basis over their estimated useful life.

(l)  Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

(m) Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities”. Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity. Any differences between the cost and fair value of the investments are represented by accrued interest.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, “Employers Accounting for Pensions”. Disclosures are presented in accordance with the requirements of SFAS No.132(R), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended May 31,			Seven Months Ended December 31,
	2003	2004	2005	2005
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	11,813,788	13,267,531	13,860,203	13,970,106
Effect of dilutive share options outstanding	367,306	435,632	293,242	277,436
Weighted average number of ordinary shares for diluted net income per ordinary share	12,181,094	13,703,163	14,153,445	14,247,542

(t)  Stock-based compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees”, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB No. 25 permits entities to recognize as expense, over the vesting period, the intrinsic value of all stock- based awards determined on the measurement date. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123 had been applied to all outstanding and unvested stock options in each period.

	Year Ended May 31,			Seven Months Ended December 31,
	2003	2004	2005	2005
	(in thousands)
	(except per share data)
Net income, as reported	$18,283	$25,742	$13,545	$7,418
Add: Stock compensation expense	-	-	-	225
				7,643
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,096)	(2,358)	(2,729)	(1,248)
Pro forma net income	$16,187	$23,384	$10,816	$6,395
Earnings per share (in $):
Basic - as reported	$1.55	$1.94	$0.98	$0.53
Basic - pro forma	1.37	1.76	0.78	0.45
Diluted - as reported	$1.50	$1.88	$0.96	$0.52
Diluted - pro forma	1.33	1.71	0.76	0.45

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. The Company has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,023,520 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires. A stock compensation expense of U.S.$225,000 has been recorded during the period in relation to these options.

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

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum “A” rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity. In the years to May 31, 2003, 2004 and 2005 and the seven month period ended December 31, 2005 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)
Opening Goodwill	$45,029	$64,226	$67,440
Arising during the year	13,134	8,463	-
Arising on earn-out (prior year acquisitions)	3,215	1,856	-
Goodwill impairment (note 15)	-	(7,017)	-
Foreign exchange movement	2,848	(88)	(1,709)

Closing Goodwill	$64,226	$67,440	$65,731

The distribution of goodwill by business segment was as follows:

	May 31,	May 31, December 31,
	2004	2005 2005
		(in thousands)
Central laboratory (note 15)	$ 7,017	$-	$-
Clinical research	57,209	67,440	65,731

Total	$64,226	$67,440	$65,731

(a) Acquisition of Medeval Group Ltd

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited (“Medeval”), a company based in Manchester, England, for an initial cash consideration of Stg£9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1.0 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg£4.3 million (U.S.$6.9 million)

depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration has been accounted for as goodwill.

On May 31, 2003, an amount of Stg£1.4 million (U.S.$2.0 million) was accrued in relation to the Medeval acquisition, as the first earn-out target identified in the acquisition contract was reached on this date. It was provided in the applicable acquisition agreement that the form of the earn-out would consist of cash payable to one specific named selling shareholder, with the balance due to the other selling shareholders being in the form of guaranteed loan notes. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable six months from that date. On September 30, 2003, Stg£0.472 million (U.S.$0.8 million) was paid in cash to a specific named selling shareholder. On the same date, Stg£0.753 million (U.S.$1.403 million) of guaranteed loan notes were issued to the remaining selling shareholders and were included in other liabilities. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2004, in consideration for a cash payment of Stg£0.753 million (U.S.$1.380 million), the total amount of which was accrued at May 31, 2004.

On September 30, 2004, cash consideration of Stg£0.54 million (U.S.$0.97 million) was paid to a number of the former shareholders of Medeval and guaranteed loan notes with a value of Stg£1.08 million (U.S.$1.93 million) were issued to the remaining selling shareholders. At May 31, 2004, Stg£1.37 million (U.S.$2.5 million) of this amount had been provided, therefore an additional Stg£0.253 million (U.S.$0.452 million) was provided and accounted for under goodwill as at May 31, 2005. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable nine months from the date of issue. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2005, in consideration of a cash payment of Stg£1.08 million (U.S.$1.93 million), the total amount of which was accrued for at May 31, 2005.

The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$1,632
Goodwill	22,824
Current assets	2,738
Pension liabilities	(2,588)
Other current liabilities	(3,113)
Purchase Price	$21,493

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

On August 26, 2005, cash consideration of U.S.$1.4 million was paid to the former shareholders of Globomax in respect of the first earn-out target which was reached on May 31, 2005, The total amount of this earn-out was accrued at May 31, 2005.

The acquisition of Globomax has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, Plant and Equipment	352
Goodwill	14,538
Cash	891
Other Current Assets	2,487
Current liabilities	(5,539)
Purchase Price	$12,729

The results of Globomax have been included in the consolidated financial statements from September 9, 2003.

(c) Acquisition of Beacon Biosciences, Inc

On July 1, 2004, the Company acquired 70% of the outstanding shares of Beacon Biosciences, inc. (“Beacon”), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, Plant and Equipment	$792
Goodwill	8,463
Cash	1,658
Other Current Assets	935
Current liabilities	(718)
Long term liabilities	(352)
10,778
Minority Interest	(695)
Purchase Price	$10,083

The results of Beacon have been included in the consolidated financial statements from July 1, 2004

5. Intangible Assets

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, (“Biomines”), based in Chennai, India, for a cash consideration of U.S.$250,000.

December 1,
2004
(in thousands)

Acquired workforce - intangible asset	$250
Purchase Price	$250

The cost of the acquired workforce is being amortized over 24 months in line with the life of the non-compete service contracts of the acquired employees. U.S.$134,000 has been amortized in the period since the date of acquisition.

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)

Cost	$-	$250	$250
Accumulated amortization	-	(62)	(134)
Net book value	$-	$188	$116

6. Property, Plant and Equipment, net

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)
Cost
Land	$748	$780	$3,477
Building	9,502	11,358	12,625
Computer equipment and software	42,469	51,867	53,768
Office furniture and fixtures	17,071	20,031	19,889
Laboratory equipment	5,009	5,538	6,820
Leasehold improvements	6,116	5,684	5,679
Motor vehicles	37	39	73

	80,952	95,297	102,331
Less accumulated depreciation and asset write off	(38,016)	(50,011)	(54,679)

Property, plant and equipment (net)	$42,936	$45,286	$47,652

Total cost above at December 31, 2005 includes U.S.$654,000 (May 31, 2005: U.S.$725,643, May 31, 2004: U.S.$1,580,127), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S.$346,000 (May 31, 2005: U.S.$305,867, May 31, 2004: U.S.$252,039).

7. Other Liabilities

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)

Accrued liabilities	$18,483	$23,183	$20,232
Accrued bonuses	8,828	7,331	4,374
Accrued social welfare costs	1,899	2,016	3,124
Contingent purchase consideration payable	2,506	3,374	-
Short term government grants	195	199	109
Accrued pension liability	2,927	3,585	5,152
Short term finance leases (note 17)	253	202	193

	$35,091	$39,890	$33,184

8. Bank Loans

The Company has short-term bank loan facilities as follows:

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks’ Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at December 31, 2005, the full amount of the term loan facility was available to be drawn down and $0.1 million of the multi currency overdraft was available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at December 31, 2005, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount €120,000 (U.S.$142,128). As of December 31, 2005, the full facility was available to be drawn down.

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2003, 2004, 2005 and the seven month period ending December 31, 2005 were U.S.$1,649,793, U.S.$2,297,928, and U.S.$3,443,374, and U.S.$2,112,184 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2003, 2004, 2005 and the seven month period ending December 31, 2005 were U.S.$ 1,811,156, U.S.$ 2,389,757, U.S.$2,539,760 and U.S.$1,587,626 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2004, 2005 and December 31, 2005 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.132(R), “Employees’ Disclosures about Pensions and Other Post-retirement Benefits”.

Change in benefit obligation	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Benefit obligation at beginning of year/period	$7,207	$9,056	$11,323
Service cost	714	832	368
Interest cost	388	559	350
Plan participants’ contributions	267	256	129
Benefits paid	(62)	(117)	(93)
Actuarial loss	(385)	819	1,874
Foreign currency exchange rate changes	927	(82)	(708)

Benefit obligation at end of year/period	$9,056	$11,323	$13,243

Change in plan assets	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Fair value of plan assets at beginning of year/period	$4,378	$6,129	$7,354
Actual return on plan assets	291	371	342
Employer contributions	657	765	808
Plan participants’ contributions	267	256	128
Benefits paid	(62)	(117)	(93)
Foreign currency exchange rate changes	598	(50)	(447)

Fair value of plan assets at end of year/period	$6,129	$7,354	$8,092

Funded status	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Funded status	$(2,927)	$(3,585)	$(5,152)
Unrecognized net loss	-	-	1,771

Pension liability	$(2,927)	$(3,585)	$(3,381)

Amounts recognized in the balance sheet consists of:	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Accrued benefit cost	$(2,927)	$(3,585)	$(5,152)
Accumulated other comprehensive income	-	-	1,771
Net amount recognized	$(2,927)	$(3,585)	$(3,381)

Information for pension plans with an accumulated benefit obligation in excess of plan assets
	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Projected benefit obligation	$9,056	$11,323	$13,243
Accumulated benefit obligation	9,056	11,323	13,243
Fair value of assets	6,129	7,354	8,092

The net periodic pension cost was comprised of the following:	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Service cost	$714	$832	$368
Interest cost	388	559	350
Expected return on plan assets	(329)	(429)	(285)

Net periodic pension cost	773	962	433

Amount of curtailment gain recognized	-	-	-
Amount of settlement gain recognized	-	-	-
Cost of special or contractual termination benefits recognized	-	-	-

Total pension cost	$773	$962	$433

Amount included in other comprehensive loss arising from a change in excess of additional minimum pension liability over intangible asset:	May 31, 2004	May 31, 2005	December 31, 2005
	(in thousands)
Increase in additional minimum liability	$257	$-	$-

Weighted average assumptions to determine benefit obligation
	May 31, 2004	May 31, 2005	December 31, 2005
Discount rate	5.8%	5.4%	5.0%
Rate of compensation increase	4.5%	4.1%	4.4%
Expected rate of return on plan assets	6.5%	6.5%	6.0%

The assets of the scheme are invested in a unitized with profits policy. The expected long-term rate of return on assets of 6.0% was calculated as the value of the unitized with profits fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category	May 31, 2004	May 31, 2005	December 31, 2005
Equity	29%	28%	30%
Bonds	50%	51%	49%
Property	18%	16%	18%
Cash/ other	3%	5%	3%

	100%	100%	100%

The accumulated benefit obligation for all defined pension plans was $13.2 million at December 31, 2005 (May 2005: $10.9 million, May 2004: $9.1 million). With effect from July 1, 2003, the scheme was closed to new entrants. The company expects to contribute $1.60 million to its pension fund in the year ending December 31, 2006.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Estimated Future benefit payments	(in thousands)
2006	$ 17
2007	17
2008	17
2009	52
2010	52
Years 2011 - 2015	$344

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

Details of the Medeval Group Limited pension and life assurance sheme.

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

Asset Allocation

Asset Category	December 31, 2004	December 31, 2005

UK Equities	24%	24%
Overseas Equities	6%	6%
Property	18%	18%
UK Fixed Interest	21%	21%
Corporate Bonds	24%	24%
Overseas Bonds	4%	4%
Cash	3%	3%
Total	100%	100%

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

Regular Bonuses have been declared at the following levels:

Date	Regular Bonus % per annum

August 1, 2002	4.8%
December 31, 2002	4.0%
December 31, 2003	4.0%
December 31, 2004	3.0%
December 31, 2005	3.0%

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

When units are cashed a Market Value Reduction (“MVR”) scale may be applied instead of a Final Bonus Scale. This reduction may be applied at any time except when units are cashed to provide a member’s normal retirement benefits or because of a member’s death before retirement.

A MVR is applied when the value of the units plus the Final Bonus is significantly greater than the value of the underlying investments. It is applied so that non-contracted encashments do not result in more than the fair share of the fund being taken in times of poor performance in the stock market and other asset types in which Norwich Union’s With-Profits Fund is invested.

Year units purchased	Final Bonus	Final Bonus (including MVR)

2002	2%	2%
2003	7%	7%
2004	3%	3%
2005	-%	-%

Overall Rate of Return

At December 31, 2005, UK gilts were yielding around 4.1% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government. Overseas bonds have been assumed to produce returns in line with UK gilts.

A long term equity “risk-premium” of 3.5% per annum has been assumed. This being the expected long term out-performance of equities over UK gilts. Property has been assumed to provide a return in line with equities over the long term. A outperformance of 1% per annum over the long term for corporate bonds over UK gilts has been taken into account.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
UK equities	7.5%
Overseas equities	7.5%
Property	7.5%
UK Gilts	4.1%
Overseas bonds	4.1%
Corporate bonds	5.1%
Cash	4.0%

Applying the above expected long term rates of return to the asset distribution of the With-Profits Fund at December 31, 2005 gives rise to an expected overall rate of return of scheme assets of around 6.0% per annum.

10. Share Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

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

The following table summarizes the transactions for the Company’s share option plans for the three year period ended May 31, 2005 and the seven month period ended December 31, 2005:

	Options Granted Prior to Jan 15, 1998	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price
Outstanding at May 31, 2002	292,030	727,590	1,019,620	$15.85
Granted	-	283,445	283,445	$27.96
Exercised	-	(39,360)	(39,360)	$18.51
Canceled	-	(78,060)	(78,060)	$22.22
Outstanding at May 31, 2003	292,030	893,615	1,185,645	$18.24
Granted	-	372,926	372,926	$35.53
Exercised	(244,960)	(251,959)	(496,919)	$10.78
Canceled	-	(68,080)	(68,080)	$26.51
Outstanding at May 31, 2004	47,070	946,502	993,572	$27.90
Granted	-	427,730	427,730	$34.39
Exercised	-	(60,620)	(60,620)	$23.11
Canceled	-	(72,440)	(72,440)	$31.07
Outstanding at May 31, 2005	47,070	1,241,172	1,288,242	$30.10
Exercised	(40,000)	(78,996)	(118,996)	$16.07
Canceled	-	(37,100)	(37,100)	$32.38
Outstanding at December 31, 2005	7,070	1,125,076	1,132,146	$31.50

None of the share option grants summarized in the above table resulted in compensation expense in the current period, as the option grant price was equal to or greater than the estimated fair value of ordinary shares on the measurement date.

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2005:

Options Outstanding			Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Exercise Price

$0.07	7,070	0.9	$0.07	7,070	$0.07
$15.63	7,000	2.4	$15.63	7,000	$15.63
$17.00	1,600	2.4	$17.00	1,600	$17.00
$18.00	58,010	1.4	$18.00	58,010	$18.00
$21.25	42,020	3.4	$21.25	22,260	$21.25
$26.50	8,000	3.9	$26.50	6,000	$26.50
$29.00	101,100	4.0	$29.00	74,340	$29.00
$28.00	186,030	4.9	$28.00	58,983	$28.00
$42.71	1,798	5.8	$42.71	1,798	$42.71
$35.50	314,538	6.1	$35.50	69,196	$35.50
$34.40	404,980	7.1	$34.40	22,500	$34.40

$0.07 - $42.71	1,132,146	5.7	$31.45	328,757	$27.16

Substantially all of the options granted at exercise prices from $21.25 to $35.50 vest over a five year period from the date of grant. All other options have fully vested as of December 31, 2005.

The weighted average fair value of stock options granted during the year ended May 31, 2003, calculated using the Black-Scholes option pricing model, was $15.84 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 3.39%, expected volatility - 50% and expected life - 8 years.

The weighted average fair value of stock options granted during the year ended May 31, 2004, calculated using the Black-Scholes option pricing model, was $24.58 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.87%, expected volatility - 50% and expected life - 8 years.

The weighted average fair value of stock options granted during the year ended May 31, 2005, calculated using the Black-Scholes option pricing model, was $17.09 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.02%, expected volatility - 50% and expected life - 8 years.

On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires.

11. Stock Compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, “Accounting for Stock Issued to Employees”, and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB No. 25 permits entities to recognize as expense, over the vesting period, the intrinsic value of all stock- based awards determined on the measurement date. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123 had been applied to all outstanding and unvested stock options in each period.

	Year Ended May 31,			Seven Months Ended December 31,
	2003	2004	2005	2005
	(in thousands)
	(except per share data)
Net income, as reported	$18,283	$25,742	$13,545	$7,418
Add: Stock compensation expense	-	-	-	225
				7,643
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,096)	(2,358)	(2,729)	(1,248)
Pro forma net income	$16,187	$23,384	$10,816	$6,395
Earnings per share (in $):
Basic - as reported	$1.55	$1.94	$0.98	$0.53
Basic - pro forma	1.37	1.76	0.78	0.45
Diluted - as reported	$1.50	$1.88	$0.96	$0.52
Diluted - pro forma	1.33	1.71	0.76	0.45

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. The Company has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,023,520 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

On February 7, 2005, 120,000 share options, with an exercise price of $34.40, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company’s diluted earnings achieving $4.00 per share. If the Company does not achieve diluted earnings of $4.00 per share before February 6, 2013, the option grant expires. A stock compensation expense of U.S.$225,000 has been recorded during the period in relation to these options.

12. Government Grants

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)

Received and receivable	$2,225	$2,225	$2,225
Less accumulated amortization	(849)	(1,048)	(1,153)
Foreign exchange translation adjustment	230	279	197
	1,606	1,456	1,269
Less current portion	(195)	(199)	(109)
	$1,411	$1,257	$1,160

Government grants amortized to the profit and loss account amounted to U.S.$36,000, U.S.$569,000 and U.S.$199,000 for the years ended May 31, 2003, 2004 and 2005, respectively and U.S.$105,000 for the seven months ended December 31, 2005.

As of December 31, 2005 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

13. Share Capital

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

During the seven month period to December 31, 2005, a further 118,996 options were exercised by employees at an average exercise price of U.S.$16.07 per share for total proceeds of U.S.$1.9 million.

14. Income Taxes

The U.S. based and Irish-based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

				Seven Months
	Year Ended			Ended

	Year Ended May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)

Ireland	$8,859	$12,674	$13,795	($1,470)*
United States	12,230	9,601	(9,001)	2,647
Other	4,194	12,396	14,792	11,647

Income before provision for income taxes	$25,283	$34,671	$19,586	$12,824

*Net Income as reported for the seven months ended December 31, 2005 is stated inclusive of stock compensation expense of $6.25 million recorded for the period (see note 11: Stock Compensation).

The components of total income tax expense are as follows:

					Seven Months
	Year Ended				Ended
	May 31,				December 31,
	2003	2004	2005		2005
	(in thousands)
Provision for income taxes Current: Ireland	$1,158	$1,365	$1,821		$401
United States	4,334	3,339	1,872		1,196
Other	1,132	3,209	2,885		3,044

Total current tax	6,624	7,913	6,578		4,641
Deferred expenses/(benefit): Ireland United States Other	31 345 -	- 1,016 -	(128 16 (614	) )	6 475 274

Total deferred tax / (benefit)	376	1,016	(726)		755
Provision for income taxes	7,000	8,929	5,852		5,396

Shareholders’ equity for compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(48)	(2,276)	(169)		(758)

Total	$6,952	$6,653	$5,683		$4,638

Ireland’s statutory income tax rate is 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company’s consolidated effective tax rate differed from the blended statutory rate as set forth below;

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Taxes at Irish statutory rate of 12.50% (2005:12.5%, 2004: 12.5%, 2003: 14.54%)	$3,676	$4,334	$2,448	$1,603
Foreign and other income taxed at higher/(reduced) rates	1,874	3,333	(1,068)	953
United States state tax net of United States Federal benefit and other foreign taxes	556	403	767	428
Movement in valuation allowance	374	1,445	2,473	2,020
Current year under-provision in respect of foreign taxes	-	(547)	-	-
Reversal of prior year over-provision in respect of foreign taxes	-	(444)	(1,319)	(553)
Non deductible expenses	35	531	2,491	995
Other	485	(126)	60	(50)

Total provision for income taxes	$7,000	$8,929	$5,852	$5,396

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

			Seven Months
	Year Ended		Ended
	May 31,		December 31,
	2004	2005	2005
	(in thousands)
Deferred tax liabilities: Property, plant and equipment	$2,180	$1,914	$1,659
Goodwill and related assets	1,023	1,575	1,865
Accruals to cash method adjustment	-	310	687
Other	-	214	359
Total deferred tax liabilities	3,203	4,013	4,570
Deferred tax assets:
Net operating loss carryforwards	3,880	5,891	7,330
Property, plant and other equipment	-	853	768
Accrued expenses and payments on account	1,565	4,354	4,680
Deferred compensation expense	166	321	310
Other	-	451	259
Total deferred tax assets	5,611	11,870	13,347
Valuation allowance for deferred tax assets	(3,361)	(8,277)	(9,952)

Deferred tax assets recognized	$2,250	$3,593	$3,395

Net deferred tax asset / (liability)	$(953)	$(420)	$(1,175)

U.S.$1.545 million of the deferred tax asset of U.S.$3.395 million above is non-current. U.S.$3.684 million of the deferred tax liability of U.S.$4.570 million is non current.

At December 31, 2005, European subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$2.85 million

At December 31, 2005, ICON Laboratory Inc., a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$13.5 million for U.S. Federal and U.S.$14.3 million for State income tax, which expire between 2021 and 2026.

Of the U.S.$13.5 million U.S. Federal and U.S.$14.3 million State net operating losses, approximately U.S.$11.8 million and U.S.$12.6 million respectively will be available for offset against future taxable income, if any, of future accounting periods. The subsidiary’s ability to use the remaining net operating loss carryforward of U.S.$1.7 million for Federal and State taxes is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

At December 31, 2005, Beacon Bioscience Inc., a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$0.6 million for U.S. Federal and U.S.$0.4 million for State income tax, which expire between 2009 and 2025.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance at December 31, 2005, of U.S.$9,952,000 and U.S.$8,277,000, U.S.$3,361,000 and U.S.$1,916,000 at May 31, 2005, 2004 and 2003 respectively. This valuation allowance is based on management’s belief that it is more likely than not that the European and US entities’ losses and other deferred tax assets will not be utilized given their history of operating losses. The valuation allowance was U.S.$1.6 million as of June 1, 2002 and increased by U.S.$0.3 million, U.S.$1.4 million, U.S.$4.9 million for the years ended May 31, 2003, 2004 and 2005 respectively and U.S.$1.7 million for the seven months ended December 31, 2005. Subsequent recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of U.S.$800,000 as of May 31, 2005 will be allocated to goodwill and other non-current intangible assets.

15. Other charges

The principal items classified as other charges include, asset impairments, computer software write-off and lease termination and exit costs. These charges were expensed to the statement of operations during the year ended May 31, 2005.

		(in thousands)
(A)	Goodwill impairment charge	$7,017
(B)	Computer software write-off	1,031
(C)	Lease termination and exit costs	3,227
		$11,275

(A) Goodwill impairment charge

Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Given the pattern of operating losses in recent years, slowdown in growth and future outlook in our central laboratory reporting unit, management determined that the carrying value of the reporting unit exceeded its fair value at February 28, 2005. After allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, management determined that the carrying value of the central laboratory goodwill was impaired. The fair value of the central laboratory segment was determined using discounted cash flows and net realizable values. The central laboratory segment was formed by the combination of our existing central laboratory operation in Dublin, Ireland and by the acquisition in June 2000 of UCT (U.S.) Inc. (“UCT”), a central laboratory company based in New York, USA.

(B) Computer software write-off

This charge represents the write off of the carrying value of computer software costs, which did not provide a reasonable economic return.

(C) Lease termination and exit costs

This charge represents the lease termination and exit costs associated with the close of a facility in Irvine, California and the termination of two redundant leases in New York following the relocation of the central laboratory. Total costs expected to be incurred in association with these lease termination and exit costs have been accrued. Of the total $1.2 million relates to the central laboratory segment and $2.1 million to the clinical research segment. During the seven months ended December 31, 2005, $2.4 million of this was used and the excess balance of $0.9 million was released to the income statement.

16. Significant Concentrations

The Company does business with most major international pharmaceutical companies. As at December 31, 2005 the balance for doubtful debts was $670,000 (May 31, 2005: $476,000, May 31, 2004: $355,000). During the period ended December 31, 2005 an additional reserve for doubtful debts of $670,000 was created and $476,000 was used.

17. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company paid U.S.$15,743,000, U.S.$22,179,000 and U.S.$26,158,000 in rental expense for the fiscal years ended May 31, 2003, 2004 and 2005, respectively and U.S.$14,462,000 for the seven month period ended December 31, 2005. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:
Minimum rental payments
(in thousands)
2006	$21,410
2007	17,779
2008	15,294
2009	14,403
2010	14,056
Thereafter	$57,736

The Company has a number of finance leases, primarily over furniture and equipment, that expire over the next four years. Future commitments are as follows:

Lease payments
(in thousands)
2006	$193
2007	102
2008	69
2009	2
Thereafter	-
Less future finance charges	(26)

Total	$340

The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, which may require cash payments of U.S.$2,500,000 to be made during the year ended December 31, 2006.

18. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company’s also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Russia, Hungary, Spain, Thailand, South Korea, Chile and Italy. Segment information for the fiscal years ended May 31, 2003, 2004 and 2005 and the seven month period ended December 31, 2005 is as follows:

a) The distribution of net revenue by geographical area was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Ireland*	$26,293	$35,109	$37,242	$19,838
Rest of Europe	34,727	65,930	84,140	48,206
U.S.	158,707	185,301	186,919	118,292
Other	5,998	10,583	18,357	15,614

Total	$225,725	$296,923	$326,658	$201,950
* All sales shown for Ireland are export sales.

b)	The distribution of net revenue by business segment was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Central laboratory	$26,168	$26,905	$25,499	$18,190
Clinical research	199,557	270,018	301,159	183,760

Total	$225,725	$296,923	$326,658	$201,950

c)	The distribution of income from operations by geographical area was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Ireland	$6,532	$9,363	$6,223	($8,338)
Rest of Europe	1,192	10,209	14,033	10,437
U.S.	17,091	13,023	(4,130)	5,152
Other	114	1,788	2,481	4,301

Total	$24,929	$34,383	$18,607	$11,552

d)	The distribution of income from operations by business segment was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Central laboratory	$115	($3,274)	($15,284)	($3,035)
Clinical research	24,814	37,657	33,891	14,587

Total	$24,929	$34,383	$18,607	$11,552

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	May 31,	May 31,	December 31,
	2004	2005	2005
		(in thousands)
Ireland	$18,799	$20,471	$22,538
Rest of Europe	7,202	7,273	6,669
U.S.	15,935	15,927	16,720
Other	1,000	1,615	1,725

Total	$42,936	$45,286	$47,652

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	May 31,	May 31,	December 31,
	2004	2005	2005
		(in thousands)
Central laboratory	$3,989	$2,940	$3,380
Clinical research	38,947	42,346	44,272

Total	$42,936	$45,286	$47,652

g)	The distribution of depreciation and amortization by geographical area was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Ireland	$2,330	$3,710	$5,091	$3,115
Rest of Europe	1,138	1,842	2,157	1,210
U.S.	3,535	5,271	5,552	3,415
Other	302	348	531	354

Total	$7,305	$11,171	$13,331	$8,094

h)	The distribution of depreciation and amortization by business segment was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Central laboratory	$732	$1,014	$995	$687
Clinical research	6,573	10,157	12,336	7,407

Total	$7,305	$11,171	$13,331	$8,094

i) The distribution of total assets by geographical area was as follows:

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)
Ireland	$76,165	$109,596	$91,826
Rest of Europe	115,056	79,878	81,268
U.S.	141,104	153,577	169,799
Other	2,998	4,502	6,742

Total	$335,323	$347,553	$349,635

j) The distribution of total assets by business segment was as follows:

	May 31,	May 31,	December 31,
	2004	2005	2005
	(in thousands)
Central laboratory	$20,343	$18,083	$17,150
Clinical research	314,980	329,470	331,917

Total	$335,323	$347,553	$349,067

k)	The distribution of capital expenditures by geographical area was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Ireland	$6,375	$4,812	$6,583	$6,438
Rest of Europe	1,686	2,167	2,168	600
U.S.	7,274	5,826	5,873	4,197
Other	658	160	1,053	425

Total	$15,993	$12,965	$15,677	$11,660

l) The distribution of capital expenditures by business segment was as follows:

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)
Central laboratory	$1,520	$1,552	$965	$948
Clinical research	14,473	11,413	14,712	10,712

Total	$15,993	$12,965	$15,677	$11,660

m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005

Client A	10%	*	*	*
Client B	21%	17%	12%	*
Client C	11%	*	*	*

*     Net Revenue did not exceed 10%

19. Supplemental Disclosure of Cash Flow Information

				Seven Months
	Year Ended			Ended
	May 31,			December 31,
	2003	2004	2005	2005
	(in thousands)

Cash paid for interest	$279	$202	$229	$19

Cash paid for income taxes	$7,186	$5,731	$5,290	$4,794

20. New Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47.  In accordance with FASB Interpretation 47 companies must recognise a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  The premise underlying the Interpretation is a need for more uniform application of Statement 143 "Accounting for Asset Retirement Obligations".  Companies must adopt the Interpretation no later than the end of the fiscal year ending after December 15, 2005.  The company does not expect the impacts of adopting FASB Interpretation No 47 to be material.

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment - An Amendment of FASB Statements No. 123 and 95 (“SFAS No.123R”), which is effective for public companies in periods beginning after June 15, 2005. The company will implement the proposed standard on January 1, 2006. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on March 31, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (“SFAS No. 151”), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing”, to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29” (“SFAS No. 153”), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

21. Related Parties

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. The Company has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,023,520 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

AGI Therapeutics Limited (“AGI”) is a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. ICON is engaged in conducting a series of clinical trials on behalf of AGI. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and takes up the position of non-executive Chairman from February 2006.

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of the Company), to conduct a clinical trial on its behalf. The total potential value of this study is $2.7 million. As at December 31, 2005, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 9.7 million, 6.3 million and 1.6 million shares respectively in Amarin. These respective holdings equate to approximately 12.0%, 8.0% and 2.0% of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. During the seven month period to December 31, 2005 the company recognized $0.86m revenue relating to the Amarin Contract. At December 31, 2005, $0.9m was outstanding to be received from Amarin on this trial.

On February 6, 1998, the Company entered into an Option Agreement (“The Put Option”) with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's option to exercise 54,000 ordinary shares. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On the April 21, 2004, Mr. Gray subsequently acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, the Company purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid up ordinary shares in the Company, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this transition report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON public limited company

February 27, 2006.	/s/ Ciaran Murray

____________________________	____________________________
Date	Ciaran Murray
Chief Financial Officer

Certification of Chief Executive Officer
Pursuant to Section 302 of
the Sarbanes-Oxley Act of 2002

I, Peter Gray, certify that:

1. I have reviewed this transition report on Form 20-F of ICON plc (“the registrant”).

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

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Dated: February 27, 2006

/s/ Peter Gray
---------------------------
Peter Gray
Chief Executive Officer

Certification of Chief Financial Officer
Pursuant to Section 302 of
the Sarbanes-Oxley Act of 2002

I, Ciaran Murray, certify that:

1. I have reviewed this transition report on Form 20-F of ICON plc (“the registrant”).

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

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Dated: February 27, 2006

/s/ Ciaran Murray
---------------------------
Ciaran Murray
Chief Financial Officer

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Transition Report of ICON plc (the “Company”) on Form 20-F for the period ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Gray, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  February 27, 2006

/s/ Peter Gray
_______________________
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

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Transition Report of ICON plc (the “Company”) on Form 20-F for the period ending December  31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ciaran Murray, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  February 27, 2006

/s/ Ciaran Murray
_______________________
Ciaran Murray
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the report or as a separate disclosure document. A signed original of this written statement required by section 906 has been provided to ICONplc and will be retained by ICON plc and furnished to the Securities and Exchange Commission or its staff upon request.