Form 20-F
period 2006-12-31
ICON PLC  /ADR/
filed 2007-03-30
CIK 1060955

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:
ICON public limited company

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

South County Business Park, Leopardstown, Dublin 18, Ireland.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class

American Depository Shares, representing Ordinary Shares, par value €0.06 each
Ordinary Shares, par value €0.06 each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,517,852 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as determined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒	No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☒

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by thirteen members of the European Union (including the Republic of Ireland, France, Germany, Spain and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

On July 27, 2005 the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company made this change in order to align its fiscal year end with the majority of other contract research organizations.  As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period. As of January 1, 2006, the Company’s fiscal year now begins on January 1 and ends on December 31 and its fiscal quarters end on the last day of March, June, September and December.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006 to ordinary shareholders and on October 23, 2006 to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

Part I

Item 1.Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.Offer Statistics and Expected Timetable.

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

	Year ended May 31,				7 month Period ended December 31,	Year ended December 31
	2002	2003	2004	2005	2005	2006
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$218,842	$340,971	$443,875	$469,583	$275,586	$649,826
Subcontractor costs (1)	(62,287)	(115,246)	(146,952)	(142,925)	(73,636)	(194,229)
Net revenue	156,555	225,725	296,923	326,658	201,950	455,597
Costs and expenses:
Direct costs	83,371	122,373	162,562	179,661	114,004	256,263
Selling, general and administrative	48,951	71,118	88,807	103,784	62,276	136,569
Depreciation and amortization	6,020	7,305	11,171	13,331	8,094	14,949
Share based compensation (2)	-	-	-	-	6,024	-
Other charges (4)	-	-	-	11,275	-	-
Total costs and expenses	138,342	200,796	262,540	308,051	190,398	407,781
Income from operations	18,213	24,929	34,383	18,607	11,552	47,816
Net interest income	1,116	354	288	979	1,272	3,640
Income before provision for income taxes	19,329	25,283	34,671	19,586	12,824	51,456
Provision for income taxes	(5,129)	(7,000)	(8,929)	(5,852)	(5,396)	(12,924)
Minority interest	-	-	-	(189)	(10)	(228)
Net income	$14,200	$18,283	$25,742	$13,545	$7,418	$38,304

Net income per ordinary share (3):
Basic	$0.61	$0.78	$0.97	$0.49	$0.27	$1.35
Diluted	$0.58	$0.75	$0.94	$0.48	$0.26	$1.33

Weighted average number of ordinary shares outstanding:
Basic	23,312,306	23,627,576	26,535,062	27,720,406	27,940,212	28,314,985
Diluted	24,483,640	24,362,188	27,406,326	28,306,890	28,495,084	28,863,334

	As of May 31,			As of December 31,
	2002	2003	2004	2005	2005	2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$36,291	$18,311	$55,678	$56,341	$59,509	$63,039
Short term investments	18,551	-	23,085	22,034	22,809	39,822
Working capital	72,923	53,827	113,813	125,288	132,312	160,321
Total assets	165,794	235,014	335,323	347,553	349,067	476,341
Total debt	11,745	7,126	-	-	4,856	5,000
Long term government grants	962	1,140	1,411	1,257	1,160	1,170
Shareholders’ equity	$107,561	$136,910	$216,760	$233,066	$241,558	$302,738

(1)
Subcontractor costs are comprised of investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON's contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
$6.0million stock compensation expensed during the period ended December 31, 2005 was recorded in relation to the transfer of 288,000 shares from the founders of the Company to the Chief Executive Officer.

(3)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

(4)
Other operating charges of $11.3 million were realized in the year ended May 31, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write-down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

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

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. A loss of, or a significant decrease in business from any one or more of such clients could have a material adverse effect on our business. During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients. During 2006, no client contributed more than 10% of net revenues. During the 7 month transition period ended December 31, 2005, 39% of our net revenue was derived from our top five clients and no client contributed more than 10% of net revenues. During the fiscal year ended May 31, 2005, 43% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2005, 12% of our net revenue was from Astra Zeneca plc, no other client contributed more than 10% of net revenues. During the fiscal year ended May 31, 2004, 40% of our net revenue was derived from our top five clients. In fiscal 2004, 17% of our net revenue was from Astra Zeneca plc. No other client contributed more than 10% of net revenues.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

•	the failure of products being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product;

•	a decision that a particular study is no longer necessary;

•	poor project performance, insufficient patient enrollment or investigator recruitment;

•	production problems resulting in shortages of the drug; or

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

We compete against many companies and research institutions that may be larger or more efficient than we are. This may preclude us from being given the opportunity to bid, or may prevent us from being able to competitively bid on and win new contracts.

The market for Contract Research Organizations (CROs) is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corporation, Kendle International Inc., i3 Research (United Health Group Incorporated), Omnicare Inc., PRA International Inc., MDS Inc., PharmaNet Development Group, Inc. and Pharmaceutical Product Development, Inc.. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

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

Our Central Laboratory segment has been loss making in the past and may experience losses in the future.

Our central laboratory has experienced a period of underperformance over the past number of years. This business segment returned to profitability for the year ended December 31, 2006. To maintain this profitability we require continued strong levels of new business awards and economies of scale in the usage of both resources and lab inputs. If we do not achieve continued momentum in winning new business and if these economies are not sustained, then our central laboratory may return to a loss making position in the future.

Approximately 82% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 82% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, (for example if we under price these contracts), if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

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

We derived approximately 41.6% of our consolidated net revenue in the year ended December 31, 2006 from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

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

We rely on our interactive voice response systems to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive voice response systems to automatically manage the randomization of patients in trials, assign study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial or both.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-into-man trials for new clinical entities in the UK. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standards Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. We maintain our own no-faults clinical trial insurance. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the UK regulatory body.

Item 4.Information on the Company.

General
We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 4,300 employees, in 49 locations in 30 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2006, we derived approximately 58.4%, 35.8% and 5.8% of our net revenue in the United States, Europe and Rest of World, respectively.

During the year ended December 31, 2006, we commenced operations in Vilnius, Lithuania, Warsaw, Poland, Beijing, China, San Diego, California, Salt Lake City, Utah and Bangalore, India and acquired an additional office, outside of Chicago, Illinois and also in San Francisco, California.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006 to Ordinary Shareholders and on October 23, 2006 to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On July 10, 2006, we acquired 100% of the common stock of Ovation Healthcare Research 2 Inc. (“Ovation”), based in Illinois, USA, for an initial cash consideration of U.S.$6.6 million, excluding costs of acquisition. Working capital provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of $1.4 million. On October 27, 2006, $0.18 million was paid to the former shareholders of Ovation in full and final settlement of the working capital provisions.

On July 27, 2005, our Board of Directors approved a change of our fiscal year end from a twelve-month period ending on May 31, to a twelve-month period ending on December 31. We have made this change in order to align our fiscal year end with the majority of other contract research organizations. Our fiscal quarters now end on the last day of March, June, September and December of each year.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited, based in Chennai, India. The workforce is engaged in the business of clinical trial data management and statistical analysis services and has been transferred to our existing Indian operation.

On July 1, 2004, we acquired 70% of the outstanding share capital of Beacon Bioscience, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.

ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

The CRO industry provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and to cost-effectively maximize the profit potential of both patent-protected and generic products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, post marketing surveillance, central laboratory and regulatory affairs services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2005 was approximately $14 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Innovation driving new Drug Development activity.

Technologies such as combinational chemistry and high throughput screening, together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have greatly increased the number of new drug candidates being investigated in early development and greatly broadened the number of biological mechanisms being targeted by such candidates. Arising from this innovation, funding for research and development, particularly by biotechnology companies, has been growing strongly. This is leading to significant increased activity in both Preclinical and Phase I development which we believe will lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery.

Declining productivity within Research and Development programs.

Whilst the total number of compounds that have entered clinical development has risen over the last few years, the number of novel drugs that have successfully been approved for marketing has remained relatively stable. Pharmaceutical and biotechnology companies have responded in a number of ways including looking to extend the product life cycle of existing drugs and initiating programs to drive efficiency in the development process. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly Phase I-III. In parallel regulatory initiatives such as the FDA’s “Critical Path” and the emergence of techniques such as adaptive trial design are focused on ensuring unsafe or ineffective drugs are eliminated from the development process earlier, allowing effective treatments to get to patients quicker at potentially reduced development costs.

Pressure to Accelerate Time to Markets; Globalization of the Marketplace.

Reducing product development time maximizes the client’s potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global operations and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy. Alongside this, the increasing need to access pools of “treatment naive” patients is leading to the conduct of clinical trials in new “emerging regions” such as Eastern Europe, Latin America, South America and India. We believe that having access to both traditional and emerging clinical research markets gives global CROs a competitive advantage.

Emergence of the Biotechnology Sector

The nature of the drugs being developed is changing. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine a priori whether a drug will be effective given a patient’s genomic profile. An increasing proportion of R&D expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas. Much of this discovery expertise is found in smaller biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we will see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

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

Increasing Number of Large Long-Term Studies

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

A focus on long-term product safety

High profile recalls for drugs in recent times have increased the emphasis on monitoring the health effects of long term drug usage. Historically the industry has not tracked what has happened to consumers of drugs over long periods. This is important given that people can potentially be taking a drug for 20 or 30 years, and may have no idea what side-effects it will have over that period of time. Registry studies are one method of collecting safety and efficacy data over an extensive patient population once a drug is on the market. Much of the information collected is voluntary by both physicians and patients as part of routine care. This data can provide an early warning if a patient were to experience a serious adverse reaction. With increasing regulation in the area of post marketing surveillance, we believe pharmaceutical firms will look to CROs for support in the design and rollout of major post marketing safety programs.

Increasing Regulatory Demands.

We believe that regulatory agencies are becoming more demanding with regard to the data required to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials and the size of regulatory submissions are driving the demand for services provided by CROs.

The ICON Strategy

ICON’s mission is to provide flexible, superior quality, global pharmaceutical development services, that enable clients to expedite development, reduce costs and establish the benefits of treatments that enhance people’s lives.

We provide these development services to clients on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results. While we believe that this operating model differentiates us from our competition in the CRO industry and enables us to deliver high quality services to our clients, we do retain the operational flexibility to implement a range of resourcing models to suit client requirements.

Our strategy is to continue to grow by penetrating further our existing client base and adding new clients within the Phase I-IV outsourced development services market. The aim being to ensure we will be considered by every company for every major Phase I - IV project.

We intend to implement our strategy by continuing to deliver high quality services, by increasing our geographic presence, expanding the scale and range of our services and, where appropriate, cross selling these services into clients. As needed we intend to supplement our internal growth with strategic acquisitions.

o
Continue to Deliver High Quality Services and Customer Satisfaction. ICON’s core competency is project management, built up over the last fifteen years managing complex projects and underpinned by comprehensive and consistent processes which conform to the ISO9001:2000 quality certification.

We have an extensive therapeutic and scientific knowledge residing in the organization and the capability to consistently solve the challenges that arise during clinical trials, each of which is the equivalent of a unique scientific study.

We believe our quality processes, extensive experience and dedicated team approach allows us to provide consistent high quality, timely and cost effective services. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients.

o
Expand Geographic Presence. In a highly fragmented industry, we are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 49 offices in 30 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We have most recently been expanding our presence in Eastern Europe and Latin America as well as parts of Asia including India and Japan.

o
Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, digital imaging, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients. The recent high profile withdrawal of several drugs from the market is also placing the spotlight on drug safety which will lead to greater emphasis, by all involved in drug development, on post-marketing safety monitoring. ICON’s recent acquisition of Ovation has added additional capabilities to the organization in the areas of health economics, patient registries and outcomes research.

o
Cross Sell Services: By building up a full range of development services, ICON can support clients through all stages of their product lifecycle. There are signs that certain client segments are looking to rationalize their supply base down to a small number of CROs who can provide this breadth of service. A core part of our business development strategy is to “cross sell” ICON’s service portfolio. By developing and maintaining close relationships with clients, we gain repeat business and achieve lateral penetration of services with the client organization.

o	Strategic acquisitions: Alongside organic growth, we will continue to seek strategic acquisitions that fall within and are complimentary to our existing service lines.

Services

ICON is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I - IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form ("CRF") Preparation
o	Patient Safety Monitoring
o	Clinical Data Management
o	IVR (Interactive Voice Response)
o	Medical Reporting
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Strategic Analysis and Data Operations
o	Clinical Pharmacology
o	Bioanalysis
o	Pharmacokinetic and Pharmacodynamic analysis
o	Study Protocol Preparation
o	Regulatory Consulting
o	Product Development Planning
o	Strategic Consulting
o	Medical Imaging
o	Contract Staffing

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. ICON Central Laboratories provides global central laboratory services dedicated exclusively to clinical trials. Specific services offered by ICON Central Laboratories include:

o	Sample analyses
o	Safety testing
o	Microbiology
o	Custom flow cytometry
o	Electronic transmission of test results

Organizational Structure

Name	Country of incorporation	Group ownership
ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research Inc.	USA	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Pte.	Singapore	100%

ICON Clinical Research Israel Limited	Israel	100%

Medeval Group Limited	UK	100%

ICON Laboratories, Inc.	USA	100%

Managed Clinical Solutions, Inc.	USA	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

GloboMax LLC	USA	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

Beacon Bioscience, Inc.	USA	70%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

Ovation Research Group Inc.	USA	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

All shareholdings comprise ordinary shares.
All subsidiary undertakings are involved in the provision of contract research services to the pharmaceutical, biotechnology and medical device industries.

Information Systems

Our information technology strategy is built around deploying IT systems to enable the delivery of our business services in a global environment. The focus is to provide ease of access to information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, EMC, BEA, Phase Forward and Medidata. IT expenditure is authorized by strict IT Governance policies requiring senior level approval of all strategic IT expenditure. All critical business systems are formally delivered following a structured project management and systems delivery life cycle approach. Critical clinical information systems, which manage clinical data, are validated in accordance with FDA regulations and those of other equivalent regulatory bodies throughout the world.

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trials activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions plus Electronic Data Capture (EDC) solutions from leading industry vendors. Our state of the art workflow technology allows us to process clinical trials data seamlessly throughout the Company. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, and patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a WAP enabled device.

Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility is in the provision of portal solutions that allows clients access to study related information via a secure web based environment. We also provide secure remote access to client systems for clients to require us to utilize their internal platforms.

ICON’s strategy of using technology to enhance our global process can be seen in our recent deployment of a new global SOP Document Management system and our current investment in WEB based training delivery solutions.

In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

Our IT systems are operated from two centralized hubs in Philadelphia and Dublin. Other offices are linked to these hubs through a resilient network that is outsourced to a leading tier one telecommunications provider. Traveling staff can also access all systems via secure remote dial up facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

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

While our sales and marketing activities are carried out locally by executives in each of the major locations, the sales and marketing process is coordinated centrally to ensure a consistent and differentiated market positioning for ICON. In addition, all our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.

Clients

In the year ended December 31, 2006, revenue was earned from over 350 clients, including all of the top 20 pharmaceutical companies as ranked by 2005 revenues.

We have expanded geographically in order to pursue larger multi-national clinical trials in markets worldwide and have expanded through acquisition to offer a broader range of services. In the year ended December 31, 2006, 58.4% of our net revenue was generated in the United States, 35.8% in Europe and 5.8% in Rest of World.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. During the fiscal year ended May 31, 2004, we received 17% of our net revenue from Astra Zeneca. No other client contributed more than 10% of net revenues in the fiscal year ended May 31, 2004. During the fiscal year ended May 31, 2005, we received 12% of our net revenue from Astra Zeneca. No other client contributed more than 10% of net revenues in the fiscal year ended May 31, 2005. In the transition period ended December 31, 2005, no client contributed more than 10% of net revenues. During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients and no one client contributed more then 10% of net revenues. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical, biotechnology and medical device industries.

Most of our revenues are earned from contracts which are fixed price, based on certain activities and performance specifications. Payment terms usually provide either for payments based on the achievement of certain identified milestones or activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued often resulting in additional revenues for us. We also contract on a "fee-for-service," or "time and materials" basis, but this accounts for a small portion of overall project activities.

Contract terms may range from several weeks to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, to a lesser extent, on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

Most of our contracts are terminable immediately by the client with justifiable cause or with 60 days notice without cause. In the event of termination, we are entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Some of our contracts provide for an early termination fee. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.

At December 31, 2006, we had a backlog of approximately $872 million, compared with approximately $633 million at December 31, 2005. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Quintiles Transnational Corporation, Covance Inc., PAREXEL International Corp., Kendle International Inc., i3 Research. (United Health Group Incorporated), Omnicare, Inc., PRA International Inc., MDS Inc, PharmaNet Development Group, Inc. and Pharmaceutical Product Development, Inc. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate independent review board (IRB)/Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines Control Agency in the United Kingdom and the Bundesinstitut für Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the European Medicines Evaluation Agency, which is based in London, England.

We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If such audits document that we have failed to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulation and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research or the disqualification of data, any of which could also result in a material adverse effect.

Potential Liability and Insurance

We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. Such testing creates a risk of liability for personal injury to or death of the patients resulting from adverse reactions to the drugs administered. In addition, although we do not believe that we are legally accountable for the medical care rendered by third party investigators, it is possible that we could be subject to claims and expenses arising from any professional malpractice of the investigators with whom we contract. We also could be held liable for errors or omissions in connection with the services we perform.

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

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 3,900 square meters on approximately four and a half acres. We currently lease an additional office facility of approximately 2,300 square meters in the same business park.

In February 2006, we began building an extension to the development which comprises four 4 storey office blocks linked to the existing building. The four additional blocks will extend the premises by approximately 11,900 square meters, bringing the entire development when completed to approximately 15,800 square meters. The new development is due for completion on a phased basis from June 2007 to October 2008.

We also maintain two U.S. offices in each of the following cities: New York, Chicago, Philadelphia and San Francisco, and one US office in each of the following cities: Irvine, Nashville, Houston, Wilmington, Raleigh, Baltimore, Tampa, San Diego and Salt Lake City. Our European subsidiaries maintain offices in Southampton, Frankfurt, Paris, Moscow, Amsterdam, Marlow, Manchester, Tel Aviv, Stockholm, Riga, Budapest, Milan, Barcelona, Vilinius and Warsaw. Our Rest of World offices are located in Tokyo, Singapore, Sydney, Chennai, Buenos Aires, Johannesburg, Montréal, Hong Kong, Mexico City, Taipei, São Paulo, Bangkok, Seoul, Santiago, Beijing and Bangalore.

Item 5.Operating and Financial Review and Prospects.

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have approximately 4,300 employees, in 49 locations in 30 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the year ended December 31, 2006 we derived approximately 58.4%, 35.8% and 5.8% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees, other direct project driven costs and share based compensation expense. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs, all costs related to facilities and information systems and share based compensation expense.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2006, we had a backlog of approximately $872 million, compared with approximately $633 million at December 31, 2005. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 17 operations operating in U.S. dollars, 6 trading in Euros, 3 in pounds Sterling, 2 in Indian Rupee and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Russian Rouble, Canadian dollar, Hungarian Forint, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Polish Zloty, Chinese Yuan Renminbi and Lithuanian Litas. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to December 31, 2006, we have received $2,695,280 and $2,003,315 under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

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
	May 31, 2005	Transition Period June 1, 2005 to Dec 31, 2005	Jan 1, 2006 to Dec 31, 2006	Transition Period June 1, 2005 to Dec 31, 2005	Jan 1, 2006 to Dec 31, 2006
	Percentage of Net Revenue			Percentage Increase/ (Decrease)

Net revenue	100%	100%	100%	(38.2%)	125.6%

Costs and expenses: Direct costs	55.0%	56.5%	56.2%	(36.5%)	124.8%

Selling, general and administrative	31.8%	30.8%	30.0%	(40.0%)	119.3%

Depreciation and amortization	4.1%	4.0%	3.3%	(39.3%)	84.7%

Share based compensation	-	3.0%	-	100%	(100.0%)

Other charges	3.4%	-	-	(100%)	-

Income from operations	5.7%	5.7%	10.5%	(37.9%)	313.9%

Year ended December 31, 2006 compared to Seven Month Transition Period Ended December 31, 2005

Note: Results below compare a 12 month accounting period ended December 31, 2006 to a 7 month accounting period ended December 31, 2005

Net revenue increased by $253.7 million, or 125.6%, from $201.9 million to $455.6 million. Revenues in the United States, Europe and the Rest of World increased by 125%, 139% and 70% respectively. In the year ended December 31, 2006, net revenue from our central laboratory business increased by 160%, from $18.2 million, to $47.2 million, while our clinical research segment improved by 122%, from $183.8 million to $408.4 million, over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $142.3 million, or 124.8%, from $114.0 million to $256.3 million. Direct costs as a percentage of net revenue decreased from 56.5% in the seven month transition period ended December 31, 2005, to 56.2% in the year ended December 31, 2006. A comparative period analysis shows an increase in direct costs primarily due to increased staff numbers needed to support increased project related activity. In addition, $2.3m can be attributed to the share based compensation expense arising from the adoption of SFAS123R Share Based Payments in 2006.

Selling, general and administrative expenses increased by $74.3 million, or 119.3%, from $62.3 million to $136.6 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.8% in the seven month transition period ended December 31, 2005, to 30% for the year ended December 31, 2006. A comparative period analysis shows an increase in SG&A costs due to the continued expansion of our operations. In addition, $1.8m can be attributed to the share based compensation expense arising from the adoption of SFAS123R Share Based Payments in 2006.

The total share based compensation expense during 2006 amounted to $4.1m.

Depreciation and amortization expense increased by $6.9 million, or 84.7%, from $8.1 million to $14.9 million. As a percentage of net revenue, depreciation and amortization decreased from 4% of net revenues in the seven month transition period ended December 31, 2005, to 3.3% for the year ended December 31, 2006. A comparative period analysis shows an increase in depreciation as a result of continued investment in facilities and information technology to support the growth in activity and in providing for future capacity.

Income from operations increased by $36.3 million, or 313.9%, from $11.6 million to $47.8 million. As a percentage of net revenue, income from operations increased from 5.7% of net revenues in the seven month transition period ended December 31, 2005, to 10.5% for the year ended December 31, 2006. The year ended December 31, 2006, saw a continued improvement in the performance of the central laboratory business, from a loss from operations, as a percentage of net revenue of 16.7% for the seven month transition period ended December 31, 2005, to an operating profit of 4.9% for the year ended December 31, 2006. The central laboratory constitutes approximately 10.4% of our business revenues for the year ended December 31, 2006. Operating margins for our clinical research segment increased to 11.1% in the year ended December 31, 2006, from 7.9% for the seven month transition period ended December 31, 2005.

Net interest income for the year ended December 31, 2006, was $3.6 million, an increase of $2.4 million from the seven month transition period ended December 31, 2005. Higher interest rates in 2006 over the 2005 transition period contributed to the increased interest income.

ICON plc’s effective tax rate for the year ended December 31, 2006, was 25% compared with 42% for the seven month transition period ended December 31, 2005. The decrease in the effective tax rate is due to a number of factors, including the release of $3.04 million of the valuation allowance against the losses forward in ICON Laboratories, Inc. In addition, in the seven month period ended December 31, 2005, there had been a once off tax disallowance of the compensation expense amounting to $6.024 million in respect of the gift of 64,000 and 80,000 ADSs made by Dr. Ronan Lambe and Dr. John Climax to Mr. Peter Gray, the Company’s Chief Executive Officer.

Seven Month Transition Period Ended December 31, 2005 Compared to Fiscal Year Ended May 31, 2005

Note: Results below compare a 7 month accounting period ended December 31, 2005 to a 12 month accounting period ended May 31, 2005.

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

Selling, general and administrative expenses decreased by $41.5 million, or 40.0%, from $103.8 million to $62.3 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.8% in the twelve months to May 31, 2005 to 30.8% for the transition period ended December 31, 2005. A comparative period analysis shows an increase in SG&A costs due to the continued expansion of our operations.

Depreciation and amortization expense decreased by $5.2 million, or 39.3%, from $13.3 million to $8.1 million. As a percentage of net revenue, depreciation and amortization decreased from 4.1% of net revenues in the twelve months to May 31, 2005, to 4.0% for the transition period ended December 31, 2005. A comparative period analysis shows an increase in depreciation as a result of continued investment in facilities and information technology to support the growth in activity and in providing for future capacity.

In the transition period an amount of $6.2 million was expensed in relation to share based compensation (See Item 7: Major Shareholders and Related Party Transactions).

The principal items classified as other charges in the year ended May 31, 2005 were asset impairments, computer software write-off and lease termination and exit costs.

Income from operations decreased by $7.0 million, or 37.9%, from $18.6 million to $11.6 million. As a percentage of net revenue, income from operations remained static at 5.7% of net revenues for the transition period ended December 31, 2005 when compared to the twelve months to May 31, 2005. For the transition period ended December 31, 2005, losses from operations, as a percentage of net revenue for the central laboratory decreased to 16.7%, from 59.9%, in the twelve month period ending May 31, 2005. The loss for the year to May 31, 2005 included the effects of other charges. The central laboratory constitutes approximately 9.0% of our business revenues for the period ended December 31, 2005. Operating margins for our clinical research segment decreased to 7.9% in the transition period ended December 31, 2005 from 11.3% for the twelve month period ending May 31, 2005.

Net interest income for the transition period ended December 31, 2005, was $1.3 million, an increase of $0.3 million on the year ended May 31, 2005. Higher interest rates in the 2005 transition period over fiscal 2005 contributed to the increased interest income.

ICON plc’s effective tax rate for the transition period ended December 31, 2005, was 42.0% compared with 29.9% for the year ended May 31, 2005.

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

Income from operations decreased by $15.8 million, or 45.9%, from $34.4 million to $18.6 million, including acquisitions. As a percentage of net revenue, income from operations decreased from 11.6% for the twelve months to May 31, 2004 to 5.7% of net revenues for the fiscal year ended May 31, 2005. For the fiscal year 2005, losses from operations, as a percentage of net revenue for the central laboratory increased to 59.9%, or 25.6% excluding other charges, from 12.2%, in fiscal 2004 due to an expanded cost base. The central laboratory constitutes approximately 7.8% of our business revenues in the year ended May 31, 2005. Operating margins for our clinical research segment decreased from 13.9% in the twelve months to May 31, 2004, to 11.3% for the fiscal year ended May 31, 2005.

Net interest income for the year ended May 31, 2005, was $1.0 million, an increase of $0.7 million on the year ended May 31, 2004. Higher average level of funds invested and higher interest rates in fiscal 2005 over fiscal 2004 contributed to the increased interest income.

ICON plc’s effective tax rate for the year ended May 31, 2005, was 29.9% compared with 25.8% for the comparable period in the previous year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries for the two years ended May 31, 2004 and 2005, the seven month transition period ending December 31, 2005 and the year ended December 31, 2006, amounted to $174.5 million, $194.1 million, $121.4 million and $274.6 million, respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

As of December 31, 2006, our working capital was $160.3 million, compared to $132.3 million at December 31, 2005 and $125.3 million at May 31, 2005. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 53 days at December 31, 2006, 65 days at December 31, 2005, and 63 days at May 31, 2005.

Net cash provided by operating activities was $50.5 million in the year ended December 31, 2006, compared with $13.8 million in the transition period ended December 31, 2005, $25.2 million in fiscal year ended May 31, 2005, and $43.6 million in the fiscal year ended May 31, 2004.

Net cash used in investing activities was $55.3 million in the year ended December 31, 2006, compared with $16.3 million in the seven month period ended December 31, 2005, $25.7 million in the year ended May 31, 2005 and $47.3 million in the year ended May 31, 2004. The increase in net cash used in the year ended December 31, 2006, over the seven month transition period ended December 31, 2005 is due principally to the commencement of the construction of the new facility head office building located in Dublin, Republic of Ireland, the acquisition of Ovation and the investment in short term investments.

Net cash provided by financing activities was $7.7 million in the year ended December 31, 2006, compared with $6.6 million in the seven month transition period ended December 31, 2005, $0.9 million in the year ended May 31, 2005 and $42.5 million in the fiscal year ended May 31, 2004.

As a result of these cash flows, cash and cash equivalents increased by $3.5 million in the year ended December 31, 2006 compared to $3.2 million in the transition period ended December 31, 2005, $0.7 million in the year ended May 31, 2005 and $37.4 million in the year ended May 31, 2004.

The Company has short-term bank loan facilities as follows:

On July 3, 2003, we entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favor of each of the banks. The term loan facility bears interest at an annual rate equal to the Banks’ prime rate plus one percent. The multi-currency overdraft facility and the revolving credit facility bear interest at an annual rate equal to the Banks’ prime rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at December 31, 2006, $15 million of the term loan facility was available to be drawn down, while the entire $5 million multi currency overdraft had been drawn down. The multi currency overdraft facility will become payable on demand if the Company defaults under its obligations as specified in the loan agreement. The reduction in the term loan facility is due to amortization terms in the facility agreement. The term loan facility will reduce by a further $5 million dollars at six monthly intervals until the facility expires on June 30, 2008. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under the revolving credit facility of $15 million. As at December 31, 2006, the full amount of this facility was available to be drawn down.

We entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the Company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount of €120,000 (U.S.$157,645). As of December 31, 2006, the full facility was available to be drawn down.

On July 10, 2006, we acquired 100% of the common stock of Ovation Healthcare Research 2 Inc. (“Ovation”), based in Illinois, USA, for an initial cash consideration of U.S.$6.6 million, excluding costs of acquisition. Working capital provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$1.4 million. On October 27, 2006, $0.18 million was paid to the former Shareholders of Ovation in full and final settlement of the working capital provisions.

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

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2006:
	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More then 5 years
	(U.S.$ in millions)
Capital lease obligations	$0.4	$0.2	$0.2	$-	$-
Bank credit lines and loans facilities	5.0	5.0	-	-	-
Operating lease obligations	160.7	26.1	43.7	34.8	56.1
Building construction commitments	44.7	44.7	-	-	-

Total (U.S.$ in millions)	$210.8	$76	$43.9	$34.8	$56.1

Excluding the expenditure in relation to the building construction, we expect to spend approximately $16 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set-up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

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

Goodwill

The principal judgments and uncertainties affecting our accounting for goodwill relate to carrying values. The carrying values of purchased goodwill are assessed annually, using discounted cash flows and net realizable values. The estimates and judgments used to assess carrying values include those relating to commercial risk, revenue and cost projections, our intention with respect to the acquired goodwill, the impact of competition, the impact of any reorganization or change of our business focus, the level of third party interest in our operations and market conditions.

If the implied fair value of reporting unit goodwill is lower then its carrying amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgments, particularly with respect to expected revenue and cost projections or the impact of any reorganization or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgments in assessing the carrying value of our goodwill. For further information, refer to Note 14 to the Consolidated Financial Statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction (SFAS No. 154). SFAS No.154 is a replacement of APB Opinion No. 20, Accounting Changes (APB Opinion No. 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, and the correction of an error. SFAS No. 154 does not change the provisions of any existing accounting pronouncements, including those that are in a transition phase at the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the company has not yet issued financial statements, including interim financial statements, in the period Interpretation No. 48 is adopted. The Company does not expect the adoption of Interpretation No. 48 to have a material impact on the financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year financial statement misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, and as such, the Company adopted SAB No. 108 in the year ended December 31, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s consolidated results of operations or financial position.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47. In accordance with FASB Interpretation 47 companies must recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated. The Interpretation provides guidance on whether the fair value is reasonably estimable. The premise underlying the Interpretation is a need for more uniform application of Statement 143 "Accounting for Asset Retirement Obligations". Companies must adopt the Interpretation no later than the end of the fiscal year ending after December 15, 2005. The adoption of FASB Interpretation No 47 has not had a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment” - An Amendment of FASB Statements No. 123 and 95 (“SFAS No.123R”), which is effective for public companies in periods beginning after June 15, 2005. We implemented the standard on January 1, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We adopted the Black-Scholes model to derive fair values.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (“SFAS No. 151”), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing”, to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. The adoption of SFAS No. 151 has not had a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29” (“SFAS No. 153”), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 has not had a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of December 31, 2006.

Name	Age	Position
Dr. John Climax (1)(5)	54	Executive Chairman of the Board, Director
Peter Gray (1)(5)	52	Chief Executive Officer, Director
Ciaran Murray (1)(5)	44	Chief Financial Officer
Sean Leech (1)	36	Executive Vice President Commercial and Organization Development
Dr. Ronan Lambe (5)	67	Director
Thomas Lynch (2)(3)(4)	50	Director
Edward Roberts (2)(3)(4)	72	Director
Shuji Higuchi	66	Director
Dr. Bruce Given (2)(3)(4)	52	Director
William Taaffe	58	President Corporate Development
Dr. John Hubbard	50	President and Chief Operating Officer, ICON Clinical Research - U.S.
Dr. Peter Sowood	53	President of ICON Clinical Research - Europe
Robert Scott-Edwards	53	President of ICON Laboratories
Dr. Dan Weng	44	President of ICON Clinical Research - Rest of World
Dr. Thomas Frey	54	President Strategic Drug Development
Josephine Coyle	49	Vice President for Corporate Quality Assurance
Malcolm Burgess	55	Chief Operating Officer, U.S. Operations
Alan Morgan	42	Vice President, Process Development

(1)	Executive Officer of the Company.
(2)	Member of Compensation Committee.
(3)	Member of Audit Committee.
(4)	Member of Nomination Committee.
(5)	Member of Executive Committee.

Dr. John Climax, one of the Company’s co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Executive Chairman of the Board in November 2002. Dr. Climax has over 21 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982.

Peter Gray has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 16 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

Ciaran Murray was appointed as Chief Financial Officer of ICON and its subsidiaries in October 2005. Mr. Murray developed his experience in senior financial positions in the technology and food sectors, in such companies as Kraft foods and Novell. Prior to joining ICON, Mr. Murray served as the CFO of Codec Systems from 1999 to 2005, a technology company headquartered in Ireland. Mr. Murray is a business graduate of University College Dublin. He trained as a chartered accountant with PricewaterhouseCoopers and is a Fellow of the Institute of Chartered Accountants in Ireland.

Sean Leech has served as Executive Vice President Commercial and Organization Development since October 2005. In this role Mr. Leech is responsible for providing support and assistance to the divisions of the Company as they grow and develop. Prior to this Mr. Leech served as the Chief Financial Officer of ICON and its subsidiaries since June 2001 and previously as Group Vice President of Finance from June 1999. Mr. Leech was Group Financial Controller of Jones Group plc, a shipping, manufacturing and fuel distribution company based in Ireland, from 1997 to 1999. Mr. Leech is an associate member of the Chartered Institute of Management Accountants.

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. Dr. Lambe has over 24 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976. Dr. Lambe continues to serve as a director of the Company.

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as a director of Nanogen Inc., from 1996 to 2000. Mr. Lynch is currently the Chairman of Amarin Corporation plc, a director of Royal Opera House (Covent Garden) and a non-executive director of IDA Ireland. In the period from May 1993 to July 2004, Mr. Lynch held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer, Vice Chairman and Senior Advisor to the Chairman of the Board of Elan Corporation plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

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

William Taaffe has served as President Corporate Development since April 2005. Prior to this Mr. Taaffe served as President and Chief Executive Officer of ICON Clinical Research - U.S. since 1993. Mr. Taaffe has over 30 years of experience in the contract research and pharmaceutical industries in Ireland, Canada and the United States. Mr. Taaffe received his bachelor of science degree in 1970 from University College Dublin.

Dr. John W. Hubbard has served as President of ICON Clinical Research - U.S. since April 2005 and currently also serves as Chief Operating Officer, U.S Operations, a position he has held since October 1999. Dr. Hubbard has more than 20 years of experience in pharmaceutical research and development. He has held positions of increasing responsibility at Revlon Health Care Group, Hoechst Marion Roussel Pharmaceuticals, Parexel International Corporation, and from July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, an industry leading site management organization and division of Innovative Clinical Solutions, Ltd.. Dr. Hubbard received a B.S. in Psychology/Biology from the University of Santa Clara, a Ph.D. in Cardiovascular Physiology from the University of Tennessee, and was a NIH Postdoctoral Fellow in Cardiovascular Pharmacology at the University of Texas Health Sciences Center.

Dr. Peter Sowood, has served the Company as President of ICON Clinical Research Europe since November 2003. Prior to joining the Company, Dr. Sowood held various positions at Covance Clinical and Periapproval Services Ltd., including the position of Vice-President Clinical Research. Dr. Sowood was educated at the University of Cambridge in Medical Sciences and followed on to Oxford University where he took Medical Degrees before joining the RAF as a Medical Officer. Dr. Sowood obtained his PhD in 1988 and his MBA in 1993.

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

Dr. Dan Weng, has served as President of ICON Clinical Research Rest of World since April 2004, having previously held the position of Senior Vice President of ICON Clinical Research Rest of World since joining the Company in January 2003. Dr. Weng previously worked in the Asia Pacific region for both Pharmanet and Quintiles. Prior to joining the CRO industry in 1997, Dr. Weng worked in the US at the Harvard Medical School and at UCSF. Educated as a physician in China, Dr. Weng subsequently obtained an MBA and a PhD in the UK.

Dr. Thomas Frey has served as Chief Operating Officer for ICON Clinical Research Europe since June 2001 and previously served as Vice President of ICON Clinical Operations Europe from January 2000 to May 2001. Dr. Frey has 18 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Marion Roussel. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of Director of Quality Assurance.

Malcolm Burgess has served as Chief Operating Officer, US Operations since April 2006, and previously served as Senior Vice President, Biometrics, and Data Management & Interactive Technologies since December 2002. He has nearly thirty years experience within the Pharmaceutical sector having held senior positions within Novartis, Hoechst Marion Roussel and SmithKline Beecham. Dr Burgess holds a BSC in Chemistry from University College, London and a PhD. in Biochemistry and Physiology from Bath University, UK.

Alan Morgan has served as the Vice President of Process Development for ICON plc since August 2006. He has over 17 years experience in the Pharmaceutical services industry, having joined ICON from MDS Pharma Services Inc where he held the position of Global General Manager of the Phase II-IV business from August 2005. He joined MDS in September 2002 as General Manager of their European, Latin American and Asian Clinical Development operations. Previous to MDS Pharma Services Inc he held a number of senior positions in Covance Clinical and Periapproval Services, Ltd. including General Manager of their Phase II-IV business in Europe, Asia and Latin America.

Board of Directors
ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2007, it is anticipated that two directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
We established a compensation committee and an audit committee in 1998 and a nomination committee in 2004, and an executive committee in 2005, all of which are committees of the Board of Directors and are composed mainly of non-executive directors of ICON plc.

Compensation Committee
The Compensation Committee comprises Thomas Lynch (Chairman), Edward Roberts, and Dr. Bruce Given. It deals with all aspects of senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to ICON.

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON’s objectives.

Audit Committee
The Audit Committee comprises Edward Roberts (Chairman), Thomas Lynch and Dr. Bruce Given. It reviews the annual report, the quarterly earnings releases, the effectiveness of the system of internal controls, compliance with our ethical code and legal requirements, and approves the appointment and removal of the external auditors. It also addresses all issues raised and recommendations made by the external auditors and pre-approves all auditor services.

Nomination Committee
The Nomination Committee comprises Thomas Lynch, Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company.

Executive Committee
The Executive Committee comprises Dr. John Climax, Peter Gray, Dr. Ronan Lambe and Ciaran Murray. Established in March 2005, this Committee is responsible for the direction of the business and the affairs of the Company in intervals between meetings of the Board and exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Executive Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

The aggregate compensation paid by ICON to all persons who served in the capacity of director or executive officer in the 2006 (9 persons) was approximately $3.2 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). As of December 31, 2006, options granted to directors and executive officers of ICON to purchase an aggregate of 274,800 of our ordinary shares were outstanding. The options are exercisable at prices between $9.00 and $22.00 and expire between February 14, 2008 and February 3, 2014.

In addition, our officers are eligible to participate in ICON’s Incentive Share Option Scheme. See Note 10 to the Consolidated Financial Statements.

Employees

We employed 4,290, 3,036, 2,713 and 2,432 people for the year ended December 31, 2006, the seven month period ended December 31, 2005, and the years ended May 31, 2005 and May 31, 2004 respectively. Our employees are not unionized and we believe that our relations with our employees are good.

Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including ADSs) as of February 12, 2007 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date

Dr. John Climax	1,953,784	6.9%	10,000	$14.50	January 11, 2010
			10,000	$14.00	January 21, 2011
			10,000	$17.75	February 4, 2012
			6,000	$22.00	February 3, 2014
Dr. Ronan Lambe	888,940	3.1%	6,000	$14.50	January 11, 2010
			3,000	$14.00	January 21, 2011
			3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
Mr. Peter Gray	316,440	1.1%	10,000	$14.50	January 11, 2010
			10,000	$14.00	January 21, 2011
			10,000	$17.75	February 4, 2012
			6,000	$22.00	February 3, 2014
Mr. Ciaran Murray	-	-	30,000	$20.84	January 17, 2014
			9,000	$22.00	February 3, 2014
Mr. Sean Leech	-	-	3,200	$9.00	February 14, 2008
			1,600	$10.63	January 29, 2009
			6,000	$14.50	January 11, 2010
			16,000	$14.00	January 21, 2011
			10,000	$17.75	February 4, 2012
			60,000	$17.20	February 7, 2013
			8,000	$17.20	February 24, 2013
			6,000	$22.00	February 3, 2014
Mr. Thomas Lynch	2	-	3,000	$14.50	January 11, 2010
			3,000	$14.00	January 21, 2011
			3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
Mr. Edward Roberts	8,002	-	3,000	$14.50	January 11, 2010
			3,000	$14.00	January 21, 2011
			3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
Mr. Shugi Higuchi	-	-	3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
Dr. Bruce Given	-	-	2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014

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

(2)	The title of securities covered by all of the above options are non-revenue qualified.

Employee Share Option Schemes

On January 17, 2003, we adopted the Share Option Plan 2003, or the 2003 Plan, pursuant to which the Compensation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, described in Section 422 of the Internal Revenue Code or an employee stock option, or NSO. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 3 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

No options can be granted after January 17, 2013.

Executive Officers and Directors Remuneration

Compensation Discussion & Analysis

Overview
The Compensation Committee (the Committee) seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by tying a significant portion of each executive’s cash and equity compensation to the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock option awards granted under the Share Option Plan 2003 (the “2003 Plan”). All elements of executive compensation are determined by the Committee based on the achievement of ICON’s objectives.

In the year ended December 31, 2006 the officers earned a bonus and the Company awarded executive officers equity incentives in the form of stock options.

Base Salary and Bonus Incentive
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive ranges from approximately 60% to 80% of base salary of executive officers.

For fiscal 2006, based upon the Company’s income performance relative to the targets set by the Committee, and Company business unit, and individual objectives approved by the Committee, the Company’s named executive officers, excluding the Chief Executive Officer, earned an aggregate bonus of $722,079.

Equity Incentive
The Company’s executive officers are eligible to receive stock options granted under the Company’s equity incentive plans. If executive officers receive equity incentive grants, they are awarded annually at the first regularly scheduled meeting of the Committee in the fiscal year. Newly hired executive officers may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executive officers if the Committee determines the awards are necessary for retention.

The Company granted equity incentive awards to executive officers in its fiscal year ended December 31, 2006. On February 3, 2006, the Company granted performance-based stock options to executive officers. The purpose of these grants is to align management and shareholder interests as measured by revenue growth and the stock markets’ assessment of the Company’s performance. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company sometimes grants an initial round of equity awards to newly recruited executives to provide them with some stake in the Company’s success from the commencement of their employment.

Chief Executive Officer Compensation
The Committee uses the same factors in determining the compensation of the Chief Executive Officer as it does for the other participants. The Chief Executive Officer’s base salary for the year ended December 31, 2006 was $435,200. The Chief Executive Officer received a cash incentive payment for fiscal 2006 totaling $284,797.

Executive Compensation Section

Summary compensation table

Name & principal position	Year	Salary ($)	Bonus ($)	Option awards ($)	Company contribution to pension ($)	All other compensation ($)	Total ($)
Peter Gray, Chief Executive Officer	2006	435,200	305,509	54,283	44,274	47,267	886,533
Ciaran Murray, Chief Financial Officer	2006	246,190	148,871	106,198	27,670	19,934	548,863
John Climax, Executive Chairman	2006	611,666	433,668	54,283	18,674	62,340	1,180,631
Sean Leech, Executive VP Commercial & Organization Development	2006	282,652	139,540	229,391	10,686	27,461	689,730
Total		1,575,708	1,027,588	444,155	101,304	157,002	3,305,757

There were two employees who had total compensation higher than the lowest paid Named Executive Officer. The aggregate remuneration received by these two executives totaled $1,332,973 in the year ended December 31, 2006.

Director compensation table

Name	Year	Salary ($)	Option awards ($)	Company contribution to pension ($)	All other compensation ($)	Total ($)
John Climax	2006	611,666	54,283	18,674	496,008	1,180,631
Peter Gray	2006	435,200	54,283	44,274	352,776	886,533
Ronan Lambe	2006	183,500	23,839	31,124	57,551	296,014
Thomas Lynch	2006	35,000	21,645	-	-	56,645
Edward Roberts	2006	50,000	19,665	-	-	69,665
Shuji Higuchi	2006	30,000	11,585	-	-	41,585
Bruce Given	2006	35,000	6,620	-	-	41,620
Total		1,380,366	191,920	94,072	906,335	2,572,693

Grant of Plan-Based Awards - Fiscal 2006
With the exception of the bonus element of compensation mentioned above, there were no plan based awards for any of the named executive officers in fiscal 2006.

Outstanding Equity Interests Received as Compensation

Outstanding Equity Awards Table
The following table sets forth information concerning stock options held by the Named Executive Officers at December 31, 2006:

Name	Option awards
	No of securities underlying unexercised options -exercisable	No of securities underlying unexercised options - unexercisable	Equity incentive plan awards: No of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date
Peter Gray	10,000	-	-	$14.50	Jan 11, 2010
	6,000	4,000	-	$14.00	Jan 21, 2011
	4,000	6,000	-	$17.75	Feb 4, 2012
	-	6,000	-	$22.00	Feb 3, 2014

Ciaran Murray	-	30,000	-	$20.84	Jan 17, 2014
	-	9,000	-	$22.00	Feb 3, 2014

John Climax	10,000	-	-	$14.50	Jan 11, 2010
	6,000	4,000	-	$14.00	Jan 21, 2011
	4,000	6,000	-	$17.75	Feb 4, 2012
	-	6,000	-	$22.00	Feb 3, 2014

Sean Leech	3,200	-	-	$9.00	Feb 14, 2008
	1,600	-	-	$10.63	Jan 29, 2009
	6,000	-	-	$14.50	Jan 11, 2010
	8,000	8,000	-	$14.00	Jan 21, 2011
	4,000	6,000	-	$17.75	Feb 4, 2012
	-	60,000	-	$17.20	Feb 7, 2013
	1,600	6,400	-	$17.20	Feb 24, 2013
	-	6,000	-	$22.00	Feb 3, 2014

All information in this table relates to nonqualified stock options. The Company has not granted any stock appreciation rights ("SARs") in fiscal year 2006. Substantially all options become exercisable in five equal installments each year beginning on the first anniversary of the grant date.

Options Exercised Table
There were no options exercised during fiscal 2006 by any of the Named Executive Officers.

Retirement Plans & Other Post-Employment Payments & Benefits

Pension Plan
All named executive officers are eligible to participate in a defined contribution plan (the "Plan"). The Company matches each participant's contributions up to a percentage of their annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Total company contributions for the named executive officers for the year ended December 31, 2006 was $101,304.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. In addition one of the Company’s subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. None of the named executive officers are participants in the U.S. Plan or the defined benefit pension plan.

Information regarding the Company’s retirement plans can be found in Note 9 to the Consolidate Financial Statements “Employee Benefits”.

New Non-qualified Defined Contributions and Deferred Compensation Plans

None of the Named Executive Officers are involved in any non-qualified defined contribution plan or receives any nonqualified deferred compensation.

Disclosure of compensation agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any Termination or Change of Control Agreements with its named executive officers.

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Peter Gray
Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director of the Company since June 1997. The service agreement with Mr. Gray is terminable on 6 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He has previously been granted 36,000 ordinary share options at exercise prices ranging from U.S.$14.00 to U.S.$22.00 per share. His service agreement requires him to devote his full time and attention to his duties for the Company. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 6 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. He has previously been granted 39,000 ordinary share options at exercise prices ranging from U.S.$20.84 to U.S.$22.00 per share. His service agreement requires him to devote his full time and attention to his duties for the Company. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, has served as a Director since June 1990, and Chief Executive Officer from June 1990 to October 2002. He was appointed Chairman of the Board in November 2002. The service agreement with Dr. Climax is terminable on 6 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He has previously been granted 36,000 ordinary share options at exercise prices ranging from U.S.$14.00 to U.S.$22.00 per share. His service agreement requires him to devote his full time and attention to his duties for the Company. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Sean Leech
Mr. Sean Leech has served as Executive Vice President Commercial and Organization Development since October 2005. Prior to this Mr. Leech served as the Chief Financial Officer of ICON and its subsidiaries since June 2001 and previously as Group Vice President of Finance from June 1999. The Company has a service agreement with Mr. Leech which is terminable on 6 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. He has previously been granted 110,800 ordinary share options at exercise prices ranging from U.S.$9.00 to U.S.$22.00 per share. His service agreement requires him to devote his full time and attention to his duties for the Company. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Item 7. Major Shareholders and Related Party Transactions.

(a)	ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

(b)
The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of February 12, 2007 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Fidelity Group Companies (3)	3,498,762	12.3%
Dr. John Climax (2)	1,989,784	6.9%
Wasatch Group Companies (3)	1,621,109	5.7%
All directors and officers as a group (4)	3,866,378	13.6%

(1)
As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date. Note that all figures have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006.

(2)	Includes 1,953,784 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax, and options to purchase 36,000 ADSs.

(3)	Neither the Company nor any of its officers, directors or affiliates hold any voting power in this entity.

(4)	Includes 699,210 ordinary shares issuable upon the exercise of stock options granted by the Company.

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

NuPathe Inc. (“NuPathe”) is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. ICON recognized a total of $0.16 million of revenue in relation to these activities. As of December 31, 2006, Dr. John Climax’s and Dr. Ronan Lambe’s respective holdings in NuPathe were 6.8% and 6.5% of the issued share capital. Dr. Climax also serves as a non-executive director and chairman of the compensation committee on the Board of NuPathe.

AGI Therapeutics Limited (“AGI”) is a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. ICON is engaged in conducting a series of clinical trials on behalf of AGI. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. During September 2004, AGI contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $2.8m. During the year ended December 31, 2006 the Company recognized $0.5m revenue relating to the AGI contract. At December 31, 2006, $0.4m was outstanding to be received from AGI on this trial. As of December 31, 2006, Dr. Ronan Lambe and Sunninghill Limited (a company controlled by Dr. John Climax) held 0.9 million and 0.3 million shares, respectively, in AGI. This holding equates to approximately 0.1% and 0.05%, respectively of AGI's issued share capital.

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $8m. As at December 31, 2006, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 10 million, 6.4 million and 1.6 million shares, respectively, in Amarin. These respective holdings equate to approximately 11%, 7.8% and 1.4%, respectively, of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. During the year ended December 31, 2006, the Company recognized $2.4m revenue relating to the Amarin contract. At December 31, 2006, $1.4m was outstanding to be received from Amarin on this trial.

On February 6, 1998, ICON entered into an Option Agreement (“The Put Option”) with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's 54,000 ordinary share options. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On April 21, 2004, Mr. Gray acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, ICON purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid ordinary shares in ICON, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

Encysive Pharmaceuticals Inc. (“Encysive”) is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. During the year ending December 31, 2006, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. ICON recognized a total of $0.3 million of revenue in relation to these activities. As of December 31, 2006, Dr. Bruce Given’s holdings in Encysive were 0.4% of the issued share capital. Dr. Bruce Given also serves as the President and Chief Executive Officer of Encysive.

Item 8.Financial Information.

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

Year Ending	High Sales Price During Period	Low Sales Price During Period
May 31, 2002	$19.79	$11.47
May 31, 2003	$16.44	$7.44
May 31, 2004	$23.03	$12.94
May 31, 2005	$22.46	$15.13
December 31, 2005 (7 month transition period)	$25.25	$15.05
December 31, 2006	$40.36	$20.50

Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Aug 31, 2003	$18.40	$12.94
Nov 30, 2003	$22.52	$15.60
Feb 29, 2004	$23.03	$16.52
May 31, 2004	$21.75	$14.87
Aug 31, 2004	$22.46	$15.88
Nov 30, 2004	$19.70	$15.52
Feb 28, 2005	$19.50	$16.89
May 31, 2005	$19.48	$15.13
Aug 31, 2005	$20.95	$15.05
Nov 30, 2005	$25.25	$18.18
Mar 31, 2006	$24.50	$20.50
Jun 30, 2006	$28.66	$23.35
Sept 30, 2006	$36.00	$27.25
Dec 31, 2006	$40.36	$33.57

Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2006	$34.00	$27.25
Aug 31, 2006	$36.00	$32.13
Sept 30, 2006	$35.98	$33.13
Oct 31, 2006	$38.86	$34.29
Nov 30, 2006	$40.36	$33.57
Dec 31, 2006	$38.23	$34.63

All comparative figures above have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006.

Item 10. Additional Information.

Exchange Controls and Other Limitations Affecting Security Holders.

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depository receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial
Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia and certain associated persons, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Sudan, Cote D’Ivoire, the Democratic Republic of Congo, President Lukashenko and certain other officials of Belarus, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sudan, Cote D’Ivoire, Democratic Republic of Congo, Liberia, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under the Company’s Articles of Association, or under Irish Law that limit the right of non-residents or foreign owners to hold or vote the Company’s ordinary shares or ADSs.

Memorandum and Articles of Association

We hereby incorporate by reference the description of our Memorandum and Articles of Association located under the heading “Description of the Memorandum and Articles of Association of the Company” in our Form 6K filed with the Securities Exchange Commission on January 31, 2003.

On September 29, 2006, at ICON’s Extraordinary General Meeting, the Articles of Association of ICON plc were amended to increase the authorized share capital. The following amendments were made:

“That the authorized share capital of the Company be increased from €1,200,000 divided into 20,000,000 Ordinary Shares of €0.06 each, to €2,400,000 divided into 40,000,000 Ordinary Shares of €0.06 each.”

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

Patent exemption is available to Irish resident companies whose income derives from qualifying royalties or license fees paid in respect of qualifying patents. The main requirement to qualify for the exemption is that the research, planning, processing, experimentation, testing, devising, designing, developing or similar activity leading to the invention which is the subject of the patent is carried out in Ireland. Under Irish law, income from such qualifying patents is disregarded for taxation purposes. From January 1, 2008 there will be an annual limit of 5 million Euro placed on qualifying patent income. To the extent that income arises above this threshold, it will be subject to Irish corporation tax.

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

Capital gains arising to an Irish resident company are liable to tax at 20%. However, a capital gains tax exemption has been introduced in Ireland in respect of disposals of certain shareholdings. The exemption applies with retrospective effect to disposals occurring on or after February 2, 2004.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

•
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, for a period of at least one year, within the two year period prior to disposal.

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

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

•	the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either

•	the depositary bank’s ADS register shows that the beneficial owner has a U.S. address on the register; or

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100F Street N.E., Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At December 31, 2006, we had cash denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk, we may enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. At December 31, 2006 we held no foreign exchange forward contracts.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2006	Fair value Change +10% movement in foreign exchange rate	Fair value Change -10% movement in foreign exchange rate
	(in thousands)	(in thousands)	(in thousands)
Non-U.S. Dollar denominated cash	$21,044	$2,104	($2,104)
Non-U.S. Dollar denominated short term debt	($5,000)	($500)	$500

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

We hereby incorporate by reference the description of the amendment to our Memorandum and Articles of Association described under the heading “Memorandum and Articles of Association” from Item 10 of this Form 20F.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2006. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Mr. Thomas Lynch acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. Mr. Lynch is independent and serves as one of our non-executive directors.

Item 16B. Code of Ethics

Our Board of Directors adopted a code of ethics in 2003 that applies to the Chief Executive Officer, the Chief Financial Officer and any persons performing similar functions, if any, of the Company.

There are no material modifications to, or waivers from, the provisions of such code, which are required to be disclosed.

This code is available on our website at the following address:

http://www.iconclinical.com

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the year ended December 31, 2006 and the seven month transition period ended December 31, 2005 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the year ended December 31, 2006 and the seven month 2005 transition period ended December 31, 2005 and fees billed for other services rendered by KPMG.

	7 month transition period ending December 31, 2005		12 month period ending December 31, 2006
(in thousands)
Audit fees (1)	$673	80%	1,076	81%
Audit related fees (2)	21	3%	99	7%
Tax fees (3)	144	17%	162	12%

Total	$838	100%	$1,337	100%

(1)	Audit fees include annual audit fees for ICON plc and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services and fees for audit of financial statements of employee benefit plans.

(3)	Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to ICON plc by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

Reference is made to pages 53 to 91 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as at May 31, 2005, December 31, 2005 and December 31, 2006.

Consolidated Statements of Operations for the years ended May 31, 2004, and 2005, the transition period ended December 31, 2005 and the year ended December 31, 2006.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended May 31, 2004, and 2005, the transition period ended December 31, 2005, and the year ended December 31, 2006.

Consolidated Statements of Cash Flows for the years ended May 31, 2004, and 2005, the transition period ended December 31, 2005, and the year ended December 31, 2006.

Notes to the Consolidated Financial Statements.

Exhibits of ICON plc and subsidiaries

Significant subsidiaries. (Incorporated by reference in item 4)

Section 302 certifications.

Section 906 certifications.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s executive and financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitation due to, for example, the potential for human error or circumvention of control, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2006, the Company’s internal control over financial reporting was effective based on the COSO criteria.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2006 and 2005, and May 31, 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2006, the seven-month period ended December 31, 2005, and the years ended May 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of December 31, 2006, December 31, 2005, May 31, 2005 and the consolidated results of their operations and their cash flows for the year ended December 31, 2006, the seven-month period ended December 31, 2005, and the years ended May 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

As described in Note 3 to the consolidated financial statements, effective January 1, 2006, the Company has changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standard No. 123R Share Based Payments.

KPMG

Dublin, Ireland
February 12, 2006

ICON plc
CONSOLIDATED BALANCE SHEETS

	May 31,	December 31,	December 31,
	2005	2005	2006
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$56,341	$59,509	$63,039
Short term investments - available for sale (Note 3)	22,034	22,809	39,822
Accounts receivable	80,486	71,450	108,216
Unbilled revenue	56,762	62,270	89,977
Other receivables	5,662	6,435	7,468
Deferred tax asset (Note 13)	2,637	1,554	6,028
Prepayments and other current assets	10,717	11,089	14,335
Total current assets	234,639	235,116	328,885
Other Assets:
Property, plant and equipment, net (Note 6)	45,286	47,652	68,208
Goodwill (Note 4)	67,440	65,731	78,717
Non-current deferred tax asset (Note 13)	-	452	531
Intangible assets (Note 5)	188	116	-
Total Assets	$347,553	$349,067	$476,341

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,379	$7,575	$9,691
Payments on account	52,583	50,211	90,394
Other liabilities (Note 7)	39,890	33,184	51,956
Deferred tax liability (Note 13)	310	682	538
Bank credit lines and loan facilities	-	4,856	5,000
Income taxes payable	6,189	6,296	10,985
Total current liabilities	109,351	102,804	168,564
Other Liabilities:
Long term government grants (Note 11)	1,257	1,160	1,170
Long term finance leases	248	152	163
Non-current deferred tax liability (Note 13)	2,747	2,499	2,586
Minority interest	884	894	1,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 40,000,000 shares authorized,
27,798,192 shares issued and outstanding at May 31, 2005 and 28,036,184 shares issued and outstanding at December 31, 2005 and 28,517,852 shares issued and outstanding at December 31, 2006 (Note 12)	2,047	2,063	2,100
Additional paid-in capital	113,385	122,263	133,996
Accumulated other comprehensive income	11,229	3,409	14,515
Retained earnings	106,405	113,823	152,127
Total Shareholders’ Equity	233,066	241,558	302,738
Total Liabilities and Shareholders’ Equity	$347,553	$349,067	$476,341
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 31,		Seven Month Period Ended December 31,	Year Ended December 31,
	2004	2005	2005	2006
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$443,875	$469,583	$275,586	$649,826
Subcontractor costs	(146,952)	(142,925)	(73,636)	(194,229)
Net revenue	296,923	326,658	201,950	455,597
Costs and expenses:
Direct costs	162,562	179,661	114,004	256,263
Selling, general and administrative	88,807	103,784	62,276	136,569
Depreciation and amortization	11,171	13,331	8,094	14,949
Stock compensation (Note 10)	-	-	6,024	-
Other charges (Note 14)	-	11,275	-	-
Total costs and expenses	262,540	308,051	190,398	407,781

Income from operations	34,383	18,607	11,552	47,816
Interest income	490	1,208	1,294	3,765
Interest expense	(202)	(229)	(22)	(125)

Income before provision for income taxes	34,671	19,586	12,824	51,456
Provision for income taxes (Note 13)	(8,929)	(5,852)	(5,396)	(12,924)
Minority interest	-	(189)	(10)	(228)

Net income	$25,742	$13,545	$7,418	$38,304

Net income per ordinary share:
Basic	$0.97	$0.49	$0.27	$1.35

Diluted	$0.94	$0.48	$0.26	$1.33

Weighted average number of ordinary shares outstanding:
Basic (Note 2)	26,535,062	27,720,406	27,940,212	28,314,985

Diluted (Note 2)	27,406,326	28,306,890	28,495,084	28,863,334

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total
Balance at May 31, 2003*	23,683,114	$1,759	$60,246	$7,787	$67,118	$136,910

Comprehensive Income:
Net income					25,742	25,742
Currency translation adjustment				2,197		2,197
Total comprehensive income						27,939
Exercise of share options	993,838	70	5,288			5,358
Shares issued	3,000,000	208	45,497			45,705
Share issue costs			(1,428)			(1,428)
Tax benefit on exercise of options			2,276			2,276
Balance at May 31, 2004*	27,676,952	$2,037	$111,879	$9,984	$92,860	$216,760

Comprehensive Income:
Net income	-	-	-	-	13,545	13,545
Currency translation adjustment	-	-	-	1,245	-	1,245
Total comprehensive income						14,790
Exercise of share options	121,240	10	1,397	-	-	1,407
Share issue costs	-	-	(60)	-	-	(60)
Tax benefit on exercise of options	-	-	169	-	-	169
Balance at May 31, 2005*	27,798,192	$2,047	$113,385	$11,229	$106,405	$233,066
Comprehensive Income:
Net income	-	-	-	-	7,418	7,418
Currency translation adjustment	-	-	-	(6,049)	-	(6,049)
Minimum pension liability adjustment	-	-	-	(1,771)	-	(1,771)
Total comprehensive income						(402)
Exercise of share options	237,992	16	1,895	-	-	1,911
Stock compensation expense	-	-	6,249	-	-	6,249
Share issue costs	-	-	(24)	-	-	(24)
Tax benefit on exercise of options	-	-	758	-	-	758
Balance at December 31, 2005*	28,036,184	$2,063	$122,263	$3,409	$113,823	$241,558

Balance at December 31, 2005*	28,036,184	$2,063	$122,263	$3,409	$113,823	$241,558

Comprehensive Income:
Net income	-	-	-	-	38,304	38,304
Currency translation adjustment	-	-	-	11,482	-	11,482
Minimum pension liability adjustment	-	-	-	(376)	-	(376)
Total comprehensive income						49,410
Exercise of share options	481,668	37	6,642	-	-	6,679
Stock compensation expense	-	-	4,066	-	-	4,066
Share issue costs	-	-	(84)	-	-	(84)
Tax benefit on exercise of options	-	-	1,109	-	-	1,109
Balance at December 31, 2006*	28,517,852	$2,100	$133,996	$14,515	$152,127	$302,738

*Comparative figures have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended May 31,		Seven Month Period Ended December 31,	Year Ended December 31,
	2004	2005	2005	2006
Cash flows from operating activities:	(in thousands)
Net income	$25,742	$13,545	$7,418	$38,304
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	222	66	43	186
Depreciation and amortization	11,171	13,331	8,094	14,949
Amortization of grants	(569)	(199)	(105)	(114)
Stock compensation expense	-	-	6,249	4,066
Deferred taxes	985	(532)	717	(1,887)
Minority interest	-	189	10	228
Other charges	-	11,275	-	-
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	4,089	(4,930)	7,487	(32,893)
(Increase)/decrease in unbilled revenue	(15,329)	3,071	(6,522)	(24,178)
Decrease/(increase) in other receivables	4,307	1,383	(1,530)	5,089
Increase in prepayments and other current assets	(778)	(994)	(703)	(2,477)
Increase/(decrease) in payments on account	14,228	(9,515)	(1,579)	35,605
Increase/(decrease) in other liabilities	(1,654)	(446)	(4,324)	10,699
Increase in income taxes payable	2,237	1,420	1,125	1,532
Increase/(decrease) in accounts payable	(1,009)	(2,455)	(2,599)	1,343
Net cash provided by operating activities	43,642	25,209	13,781	50,452
Cash flows from investing activities:
Purchase of property, plant and equipment	(13,097)	(15,595)	(12,128)	(31,516)
Purchase of intangible asset	-	(250)	-	-
Purchase of subsidiary undertakings and acquisition costs	(11,258)	(10,052)	-	(7,017)
Cash acquired with subsidiary undertakings	891	1,658	-	341
Deferred payments in respect of historical acquisitions	(1,733)	(2,514)	(3,374)	(96)
Sale of short term investments	-	12,022	14,016	3,008
Purchase of short term investments	(23,085)	(10,971)	(14,791)	(20,021)
Receipt of government grant	945	-	-	-
Net cash used in investing activities	(47,337)	(25,702)	(16,277)	(55,301)
Cash flows from financing activities:
(Repayment)/drawdown of bank overdraft	(7,126)	-	4,833	112
Proceeds from exercise of share options	5,358	1,407	1,911	6,679
Proceeds from the issuance of share capital	45,705	-	-	-
Share issuance costs	(1,182)	(197)	(24)	(84)
Tax benefit from exercise of share options	-	-	-	1,109
Repayment of other liabilities	(230)	(272)	(96)	(114)
Net cash provided by financing activities	42,525	938	6,624	7,702
Effect of exchange rate movements on cash	(1,463)	218	(960)	677

Net increase in cash and cash equivalents	37,367	663	3,168	3,530
Cash and cash equivalents at beginning of year	18,311	55,678	56,341	59,509

Cash and cash equivalents at end of year	$55,678	$56,341	$59,509	$63,039
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and subsidiaries (“The Company”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

The Company’s primary approach is to use dedicated teams to achieve optimum results, but the Company can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, the Company have approximately 4,300 employees, in 49 locations, in 30 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2006, we derived approximately 58.4%, 35.8% and 5.8% of our net revenue in the United States, Europe and Rest of World, respectively.

On July 27, 2005 the Board of Directors of ICON approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company made this change in order to align our fiscal year end with the majority of other contract research organizations.  As a requirement of this change, ICON reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period. As of January 1, 2006, ICON’s fiscal year now begins on January 1 and ends on December 31 and its fiscal quarters end on the last day of March, June, September and December.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006 to Ordinary Shareholders and on October 23, 2006 to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

(e)  Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees, other direct project-related costs and stock based compensation.

(f)  Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$1,596,000, U.S.$2,401,000 and U.S.$1,453,000 for the years ended May 31, 2004, and 2005, and the seven month period ended December 31, 2005, and US$2,687,345 for the year ended December 31, 2006 respectively.

(g)  Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. For the years ended May 31, 2004, and 2005, and the seven month period ending December 31, 2005 amounts (credited)/charged to income amounted to, (U.S.$2,445,000), U.S.$433,000 and U.S.$408,000 respectively. For the year ended December 31, 2006 amounts charged to income amounted to U.S. $1,538,386.

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

(j) Goodwill

Goodwill represents the excess of the cost of acquired entities over the net of amounts assigned to assets acquired and liabilities assumed. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting units’ assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company’s annual test for impairment performed for the year ended May 31, 2005 identified an impairment charge to be taken against the central laboratory segment. For further information, refer to Note 14 to the Consolidated Financial Statements. No impairment was recognized as a result of the impairment testing carried out as at December 31, 2006.

(k)  Other intangible assets

Other intangible assets are amortized on a straight line basis over their estimated useful life.

(l)  Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

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

(n) Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. As at the year ended December 31, 2006 the carrying value of inventory on the balance sheet was $2.6 million (2005: $1.7 million).

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

(p)  Income taxes

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, “Employers Accounting for Pensions”. Disclosures are presented in accordance with the requirements of SFAS No.158 “Employers’ Accounting for Defined Benefit Pensions and Other Post-retirement Plans”.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended May 31,		Seven month Period Ended December 31,	Year Ended December 31,
	2004	2005	2005	2006
Weighted average number of ordinary sharesoutstanding for basic net income per ordinary share	26,535,062	27,720,406	27,940,212	28,314,985
Effect of dilutive share options outstanding	871,264	586,484	554,872	548,349
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	27,406,326	28,306,890	28,495,084	28,863,334

(t)  Share-based compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123R, “Share Based Payment”. SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values over the requisite service period. The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the year ended December 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R and the estimated number of awards that are expected to vest. Results for prior periods have not been restated.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123R had been applied to all outstanding and unvested stock options in each period.

	Year ended May 31, 2004 *	Year ended May 31, 2005 *	Seven-month ended December 31, 2005 *
	(in thousands)
	(except per share data)
Net income, as reported	$25,742	$13,545	$7,418
Add: Stock compensation expense	-	-	225
	25,742	13,545	7,643
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,358)	(2,729)	(1,248)
Pro forma net income	$23,384	$10,816	$6,395
Earnings per share (in $):
Basic - as reported *	$0.97	$0.49	$0.27
Basic - pro forma *	0.88	0.39	0.23
Diluted - as reported *	$0.94	$0.48	$0.26
Diluted - pro forma *	0.85	0.38	0.22

* Comparative figures have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006

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

(v) Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum “A” rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity. In the years to May 31, 2004, 2005 and the seven month period ended December 31, 2005 and in the year ended December 31, 2006 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

	May 31,	December 31,	December 31,
	2005	2005	2006
	(in thousands)
Opening Goodwill	$64,226	$67,440	$65,731
Arising during the year	8,463	-	9,005
Arising on earn-out (prior year acquisitions)	1,856	-	96
Goodwill impairment (Note 14)	(7,017)	-	-
Foreign exchange movement	(88)	(1,709)	3,885

Closing Goodwill	$67,440	$65,731	$78,717

The distribution of goodwill by business segment was as follows:

	May 31,	December 31,	December 31,
	2005	2005	2006
	(in thousands)
Central laboratory (Note 14)	$-	$-	$-
Clinical research	67,440	65,731	78,717

Total	$67,440	$65,731	$78,717

(a) Acquisition of Medeval Group Ltd

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited (“Medeval”), a company based in Manchester, England, for an initial cash consideration of Stg£9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg£4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration has been accounted for as goodwill.

On May 31, 2003, an amount of Stg£1.4 million (U.S.$2 million) was accrued in relation to the Medeval acquisition, as the first earn-out target identified in the acquisition contract was reached on this date. It was provided in the applicable acquisition agreement that the form of the earn-out would consist of cash payable to one specific named selling shareholder, with the balance due to the other selling shareholders being in the form of guaranteed loan notes. These guaranteed loan notes have a repayment date of three years from the date of issue but are exercisable six months from that date. On September 30, 2003, Stg£0.472 million (U.S.$0.8 million) was paid in cash to a specific named selling shareholder. On the same date, Stg£0.753 million (U.S.$1.403 million) of guaranteed loan notes were issued to the remaining selling shareholders and were included in other liabilities. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2004, in consideration for a cash payment of Stg£0.753 million (U.S.$1.380 million), the total amount of which was accrued at May 31, 2004.

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

The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$1,632
Goodwill	22,824
Current assets	2,738
Pension liabilities	(2,588)
Other current liabilities	(3,113)
Purchase Price	$21,493

The results of Medeval have been included in the consolidated financial statements from January 24, 2003.

(b) Acquisition of GloboMax LLC

On September 9, 2003, the Company acquired 100% of the outstanding shares of GloboMax LLC, based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4 million depending on the performance of GloboMax over the period from date of acquisition to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

On August 26, 2005, cash consideration of U.S.$1.4 million was paid to the former shareholders of GloboMax in respect of the first earn-out target which was reached on May 31, 2005, The total amount of this earn-out was accrued at May 31, 2005.

On May 31, 2006, an amount of U.S.$0.96 million was paid to the former shareholders of GloboMax. This U.S.$0.96 million was withheld from an earn-out payment made on August 31, 2005 due to an outstanding customer debt arising prior to the acquisition of GloboMax. This customer debt has subsequently been recovered and the U.S.$0.96 million in turn became due to the former shareholders of GloboMax. This payment has been accounted for as goodwill. No further payments are anticipated.

The acquisition of GloboMax has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$352
Goodwill	14,634
Cash	891
Other current assets	2,487
Current liabilities	(5,539)
Purchase Price	$12,825

The results of GloboMax have been included in the consolidated financial statements from September 9, 2003.

(c) Acquisition of Beacon Biosciences, Inc

On July 1, 2004, the Company acquired 70% of the outstanding shares of Beacon Biosciences, inc. (“Beacon”), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$792
Goodwill	8,463
Cash	1,658
Other current assets	935
Current liabilities	(718)
Long term liabilities	(352)
10,778
Minority interest	(695)
Purchase Price	$10,083

The results of Beacon have been included in the consolidated financial statements from July 1, 2004

(d) Acquisition of Ovation

On July 10, 2006, the Company acquired 100% of the common stock of Ovation Healthcare Research 2 Inc. (“Ovation”), based in Illinois, USA, for an initial cash consideration of U.S.$6.6 million, excluding costs of acquisition. Working capital provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$1.4 million.  On October 27, 2006, $0.18 million was paid to the former shareholders of Ovation in full and final settlement of the working capital provisions.

The acquisition of Ovation has been accounted for as a purchase in accordance with SFAS No. 141, “Business Combinations”. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$384
Goodwill	9,005
Cash	341
Other current assets	4,381
Current liabilities	(6,952)
Long term liabilities	(124)
Purchase Price	$7,035

5. Intangible Assets

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, (“Biomines”), based in Chennai, India, for a cash consideration of U.S.$250,000.

December 1, 2004 (in thousands)
Acquired workforce - intangible asset	$250
Purchase Price	$250

The cost of the acquired workforce is being amortized over 24 months in line with the life of the non-compete service contracts of the acquired employees. U.S.$250,000 has been amortized in the period since the date of acquisition.

	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)

Cost	$250	$250	$250
Accumulated amortization	(62)	(134)	(250)
Net book value	$188	$116	$-

6. Property, Plant and Equipment, net

	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Cost
Land	$780	$3,477	$3,771
Building	11,358	12,625	28,131
Computer equipment and software	51,867	53,768	68,353
Office furniture and fixtures	20,031	19,889	24,639
Laboratory equipment	5,538	6,820	8,525
Leasehold improvements	5,684	5,679	5,674
Motor vehicles	39	73	110

	95,297	102,331	139,203
Less accumulated depreciation and asset write off	(50,011)	(54,679)	(70,995)

Property, plant and equipment (net)	$45,286	$47,652	$68,208

Total cost above at December 31, 2006 includes U.S. $1,057,987 (December 31, 2005: U.S.$654,000; May 31, 2005: U.S.$725,643,), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S. $642,726, (December 31, 2005: U.S.$346,000; May 31, 2005: U.S.$305,867). The cost of assets under construction as at December 31, 2006 amounted to $11.2 million.

7. Other Liabilities

	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)

Accrued liabilities	$20,684	$18,844	$26,349
Accrued salary and bonuses	9,830	5,762	18,460
Accrued social welfare costs	2,016	3,124	2,131
Contingent purchase consideration payable	3,374	-	-
Short term government grants	199	109	118
Accrued pension liability	3,585	5,152	4,724
Short term finance leases (Note 16)	202	193	174

	$39,890	$33,184	$51,956

8. Bank Loans

The Company has short-term bank loan facilities as follows:

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favor of each of the banks. The term loan facility bears interest at an annual rate equal to the Banks’ prime rate plus one percent. The multi-currency overdraft facility and the revolving credit facility bear interest at an annual rate equal to the Banks’ prime rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at December 31, 2006, $15 million of the term loan facility was available to be drawn down, while the entire $5 million multi currency overdraft had been drawn down. The multi currency overdraft facility will become payable on demand if the Company defaults under its obligations as specified in the loan agreement. The reduction in the term loan facility is due to amortization terms in the facility agreement. The term loan facility will reduce by a further $5 million dollars at six monthly intervals until the facility expires on June 30, 2008. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under the revolving credit facility of $15 million. As at December 31, 2006, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc (“AIB”) whereby the Company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount of €120,000 (U.S.$157,645). As of December 31, 2006, the full facility was available to be drawn down.

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 10% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2004, and 2005, the seven month period ending December 31, 2005 and the year ended December 31, 2006 were U.S.$2,297,928, U.S.$3,443,374, U.S.$2,112,184 and U.S.$4,837,040 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2004, 2005, the seven month period ending December 31, 2005 and the year ended December 31, 2006 were U.S.$ 2,389,757, U.S.$2,539,760, U.S.$1,587,626 and U.S.$ 3,427,916 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2004, 2005, December 31, 2005 and December 31, 2006 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans”. The plan is no longer open to new entrants.

Change in benefit obligation	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Benefit obligation at beginning of year/period	$9,056	$11,323	$13,244
Service cost	832	368	685
Interest cost	559	350	730
Plan participants’ contributions	256	129	216
Benefits paid	(117)	(93)	(74)
Actuarial loss	819	1,875	1,015
Foreign currency exchange rate changes	(82)	(708)	2,000

Benefit obligation at end of year/period	$11,323	$13,244	$17,816

Change in plan assets	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Fair value of plan assets at beginning of year/period	$6,129	$7,354	$8,092
Actual return on plan assets	371	342	1,218
Employer contributions	765	808	2,287
Plan participants’ contributions	256	128	216
Benefits paid	(117)	(93)	(74)
Foreign currency exchange rate changes	(50)	(447)	1,353

Fair value of plan assets at end of year/period	$7,354	$8,092	$13,092

Funded status	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Projected benefit obligation	($11,323)	($13,244)	($17,816)
Fair value of plan assets	7,354	8,092	13,092
Funded status	($3,969)	($5,152)	($4,724)
Unrecognized net loss	384	1,771	-
Current liability	3,585	5,152	4,724
Non-current asset (liability)	-	-	-

Amounts included in other comprehensive income consist of:	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Actuarial loss	$-	$-	$391
Less actuarial gain recognized in Net Periodic Benefit Cost	-	-	(15)
Amounts recognized in other comprehensive income	$-	$-	$376

Accumulated other comprehensive income not yet recognized as components of net periodic benefit	May 31, 2005	December 31, 2005	December 31, 2006
Net gain	$-	$-	$2,220
Total Amount in Accumulated Other Comprehensive income	$-	$-	$2,220

Components of Net Periodic Benefit Cost	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)
Service cost	$832	$368	$685
Interest cost	559	350	730
Expected return on plan assets	(429)	(285)	(593)
Amortization of net loss	-	-	15
Net Periodic Benefit Cost	$962	$433	$837

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are U.S.$0.04m and nil, respectively.

Weighted average assumptions to determine benefit obligation	May 31, 2005	December 31, 2005	December 31, 2006
Discount rate	5.4%	5.0%	5.0%
Rate of compensation increase	4.1%	4.4%	4.8%
Expected rate of return on plan assets	6.5%	6.0%	6.8%

The assets of the scheme are invested in a unitized with profits policy. The expected long-term rate of return on assets of 6.8% was calculated as the value of the unitized with profits fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category	May 31, 2005	December 31, 2005	December 31, 2006
Equity	28%	30%	59%
Bonds	51%	49%	26%
Property	16%	18%	12%
Cash/ other	5%	3%	3%

	100%	100%	100%

The accumulated benefit obligation for all defined pension plans was $17.8 million at December 31, 2006 (December 2005: $13.2, May 2005: $11.3 million). With effect from July 1, 2003, the scheme was closed to new entrants. The Company expects to contribute $0.4 million to its pension fund in the year ending December 31, 2007.

Accumulated other comprehensive income expected to be recognized as periodic benefit cost over the next financial year	December 31, 2007

Net gain	$39
$39

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Estimated Future benefit payments	(in thousands)

2007	$20
2008	20
2009	59
2010	59
2011	98
Years 2012 - 2016	$490

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements plus an additional amount in respect of recent average withdrawal experience. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of the Scheme assets. The above cash flows have been estimated on the assumption that pension will be paid monthly out of the Scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different from those shown above.

Transitional disclosure of impact of FAS 158 in the first year of implementation:	Before implementation of FAS158	Adjustments	After implementation of FAS158

Liability for pension benefits	$4,724	$-	$4,724
Deferred income taxes	3,437	-	3,437
Total liabilities	173,603	-	173,603
Accumulated other comprehensive income	14,500	15	14,515
Retained earnings	152,142	(15)	152,127

Details of the Medeval Group Limited pension and life assurance scheme.

The assets of the Scheme are invested in the Norwich Union With-Profit Fund and the Legal & General Global Equity Fixed Weights (50:50) Index Fund. The aim of the Index Fund is to capture the returns of the UK and overseas equity markets with a more even spread of overseas equities than would be provided by market capitalization or consensus weights. The aim of the With-Profits Fund is to provide good investment returns through steady growth over the duration of the policy. Although market fluctuations of investment return are evened through the declaration of bonuses, the investment objective is to provide payments which reflects the actual investment returns achieved by the Scheme over the long term.

Asset Allocation

The asset distribution of the Legal & General Fund is 50% UK Equities and 50% global equities. The asset distribution of the With-Profits Fund (the most up to date available) was as follows:

Asset Category	December 31, 2005	December 31, 2006

UK Equities	24%	31%
Overseas Equities	6%	12%
Property	18%	17%
UK Fixed Interest	21%	20%
Corporate Bonds	24%	13%
Overseas Bonds	4%	3%
Cash	3%	4%
Total	100%	100%

Bonuses paid under the Unitised With-Profits policy which is invested in the Norwich Union With-Profit Fund consist of regular bonuses and final bonuses which are explained below in further detail.

Norwich Union Regular Bonus

Premiums paid under the policy are used to buy units which increase in price daily in line with the current Regular Bonus rate. The Regular Bonus rate is normally declared at the end of each calendar year and remains in force until further notice.

Regular Bonuses have been declared at the following levels:

Date	Regular Bonus % per annum

August 1, 2002	4.8%
December 31, 2002	4.0%
December 31, 2003	4.0%
December 31, 2004	3.0%
December 31, 2005	3.0%
December 31, 2006	3.0%

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

An MVR is applied when the value of the units plus the Final Bonus is significantly greater than the value of the underlying investments. It is applied so that non-contracted encashments do not result in more than the fair share of the fund being taken in times of poor performance in the stock market and other asset types in which Norwich Union’s With-Profits Fund is invested.

Year units purchased	Final Bonus	Final Bonus (including MVR)

2002	2%	2%
2003	7%	7%
2004	3%	3%
2005	-%	-%
2006	-%	-%

Overall Rate of Return

At December 31, 2006, UK gilts were yielding around 4.6% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government. Overseas bonds have been assumed to produce returns in line with UK gilts.

A long term equity “risk-premium” of 3.1% per annum has been assumed. This being the expected long term out-performance of equities over UK gilts. Property has been assumed to provide a return in line with equities over the long term. An out-performance of 0.5% per annum over the long term for corporate bonds over UK gilts has been taken into account.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum

UK equities	7.7%
Overseas equities	7.7%
Property	7.7%
UK Gilts	4.6%
Overseas bonds	4.6%
Corporate bonds	5.1%
Cash	4.0%

Applying the above expected long term rates of return to the asset distribution of the With-Profits Fund at December 31, 2006 gives rise to an expected overall rate of return of scheme assets of around 6.8% per annum.

10. Share Options and Stock Compensation Charges

The Company accounts for its share options in accordance with the provisions of SFAS No. 123R, “Share Based Payment”. SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the year ended December 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

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

An aggregate of 3 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at December 31, 2006 is eight years. No options can be granted after January 17, 2013.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Accounting Standards (“SFAS”) 123 (revised 2004), Share Based Payment (“SFAS 123R”) which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The following table summarizes the transactions for the Company’s share option plans for the years ended May 31, 2004 and 2005, the seven month period ended December 31, 2005 and the year ended December 31, 2006:

	Options Granted Prior to Jan 15, 1998 *	Options Granted Under Plans *	Number of Shares *	Weighted Average Exercise Price *	Weighted Average Grant Date Fair Value *
Outstanding at May 31, 2003	584,060	1,787,230	2,371,290	$9.12
Granted	-	745,852	745,852	$17.76
Exercised	(489,920)	(503,918)	(993,838)	$5.39
Canceled	-	(136,160)	(136,160)	$13.25
Outstanding at May 31, 2004	94,140	1,893,004	1,987,144	$13.95
Granted	-	855,460	855,460	$17.20
Exercised	-	(121,240)	(121,240)	$11.56
Canceled	-	(144,880)	(144,880)	$15.54
Outstanding at May 31, 2005	94,140	2,482,344	2,576,484	$15.1
Exercised	(80,000)	(157,992)	(237,992)	$8.04
Canceled	-	(74,200)	(74,200)	$16.19
Outstanding at December 31, 2005	14,140	2,250,152	2,264,292	$15.75	$7.30
Granted	-	818,502	818,502	$23.16	$10.39
Exercised	(14,140)	(467,528)	(481,668)	$13.87	$7.12
Canceled	-	(279,274)	(279,274)	$16.64	$7.76
Outstanding at December 31, 2006	-	2,321,852	2,321,852	$18.61	$8.45
Exercisable at December 31, 2006	-	533,544	533,544	$16.24	$7.65

* Comparative figures have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006

The weighted average fair value of options granted during the year was U.S.$23.16. The weighted average remaining contractual life of options outstanding and exercisable at December 31, 2006 was 5.75 years and 4.60 years respectively.

There were 498,041 options vested during the year and the weighted average fair value of these options U.S.$7.66. There were 279,274 options cancelled during the year and the weighted average fair value of these options was U.S.$7.76.

The intrinsic value of options exercised during the year was U.S.$14,727,577. The Company calculated the intrinsic value at the market value of options as at December 31, 2006, as per SFAS 123R. The aggregate intrinsic value of options outstanding and exercisable as at December 31, 2006 was U.S.$67,904,616 and U.S.$16,034,491 respectively.

The total recognized tax benefit related to the compensation charge during the year was U.S.$0.3 million. The total compensation cost capitalized during the year was U.S.$nil.

The total compensation cost not yet recognized at December 31, 2006 was U.S.$10.2 million and the weighted average period over which this is expected to be recognized is 2.1 years.

The Company grants share options at an option grant price equal to or greater than the estimated fair value of ordinary shares on the measurement date and therefore the share option grants summarized in the above table do not result in a compensation expense in addition to the SFAS 123R expense in the current period.

Outstanding and exercisable share options:
The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2006:

Options Outstanding			Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$9.00	29,600	0.5	$9.00	29,600	$9.00
$10.63	23,440	2.1	$10.63	23,440	$10.63
$14.50	119,832	3.0	$14.50	73,592	$14.50
$13.25	16,000	2.9	$13.25	16,000	$13.25
$14.00	241,558	4.1	$14.00	94,282	$14.00
$21.36	3,596	4.8	$21.36	3,596	$21.36
$17.75	435,622	5.1	$17.75	123,936	$17.75
$17.20	696,284	6.1	$17.20	92,748	$17.20
$20.84	30,000	7.1	$20.84	-	$20.84
$22.00	653,920	7.1	$22.00	76,350	$22.00
$34.60	12,000	7.7	$34.60	-	$34.60
$35.99	60,000	7.8	$35.99	-	$35.99

$9.00 - $35.99	2,321,852	5.8	$18.61	533,544	$16.24

Substantially all of the options granted at exercise prices from $14.00 to $35.99 vest over a five year period from the date of grant. All other options have fully vested as of December 31, 2006.

Fair value of Stock Options Assumptions

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of part vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of grant for periods corresponding with the expected life of the option.

The weighted average fair value of stock options granted during the year ended May 31, 2004, calculated using the Black-Scholes option pricing model, was $24.58 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.87%, expected volatility - 50% and expected life - 4.8 years.

The weighted average fair value of stock options granted during the year ended May 31, 2005, calculated using the Black-Scholes option pricing model, was $17.09 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.02%, expected volatility - 50% and expected life - 4.8 years.

There were no stock options granted during the seven months ended December 31, 2005.

The weighted average fair value of stock options granted during the year ended December 31, 2006, calculated using the Black-Scholes option pricing model, was $10.39 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 4.68%, expected volatility - 45% and expected life - 4.8 years.

Total Compensation cost recognized in income:

Income from operations for the year ended December 31, 2006, is stated after charging $4.1 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the year ended December 31, 2006, had SFAS 123R not been introduced would have been $1.50 and $1.45 respectively. Non-cash stock compensation expense for the year ended December 31, 2006, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Seven Months Ended December 31, 2005	Year Ended December 31, 2006
	(in thousands)

Direct costs	$-	$2,240
Selling, general and administrative	$255	$1,826

Total compensation costs	$255	$4,066

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

11. Government Grants

	May 31, 2005	December 31, 2005	December 31, 2006
	(in thousands)

Received	$2,225	$2,225	$2,225
Less accumulated amortization	(1,048)	(1,153)	(1,266)
Foreign exchange translation adjustment	279	197	329
	1,456	1,269	1,288
Less current portion	(199)	(109)	(118)
	$1,257	$1,160	$1,170

Government grants amortized to the profit and loss account amounted to U.S.$569,000, U.S.$199,000, U.S.$105,000 and U.S.$113,000 for the years ended May 31, 2004 and 2005, for the seven month period ended December 31, 2005 and for the year ended December 31, 2006, respectively.

As of December 31, 2006 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

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

During the year to May 31, 2004, 993,838 options were exercised by employees at an average exercise price of U.S.$5.39 per share for total proceeds of U.S.$5.4 million.

During the year to May 31, 2005, a further 121,240 options were exercised by employees at an average exercise price of U.S.$11.56 per share for total proceeds of U.S.$1.4 million.

During the seven month period to December 31, 2005, a further 237,992 options were exercised by employees at an average exercise price of U.S.$8.04 per share for total proceeds of U.S.$1.9 million.

During the year ended December 31, 2006, a further 481,668 options were exercised by employees at an average exercise price of U.S.$13.87 per share for total proceeds of U.S.$6.7 million.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006 to Ordinary Shareholders and on October 23, 2006 to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

13. Income Taxes

The U.S. based and Irish based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year Ended May 31,		Seven	Year Ended
			Months Ended
			December 31,	December 31,
	2004	2005	2005	2006
	(in thousands)

Ireland	$12,674	$13,795	($1,470)	$31,212*
United States	9,601	(9,001)	2,647	12,l69*
Other	12,396	14,792	11,647	8,075
Income before provision for income taxes	$34,671	$19,586	$12,824	$51,456

*Net Income as reported for the year ended December 31, 2006 for Ireland and United States is stated inclusive of stock compensation expense of $1.95m and $2.12m respectively (see Note 10: Share Options and Stock Compensation Charges).

The components of total income tax expense are as follows:

	Year Ended May 31		Seven Months Ended	Year Ended
			December 31,	December 31,
	2004	2005	2005	2006
	(in thousands)
Provision for income taxes
Current:
Ireland	$1,365	$1,821	$401	$4,291
United States	3,339	1,872	1,196	8,855
Other	3,209	2,885	3,044	4,389
Total current tax	7,913	6,578	4,641	17,535
Deferred expenses/(benefit):
Ireland	-	(128)	6	(330)
United States	1,016	16	475	(4,445)
Other	-	(614)	274	164

Total deferred (benefit) /tax	1,016	(726)	755	(4,611)
Provision for income taxes	8,929	5,852	5,396	12,924

Impact on shareholders equity of the tax consequence of compensation expense.	(2,276)	(169)	(758)	(1,109)
Total	$6,653	$5,683	$4,638	$11,815

Ireland’s statutory income tax rate is 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

			Seven Months
	Year Ended		Ended	Year Ended
	May 31,		December 31,	December 31,
	2004	2005	2005	2006
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2005:12.5%, 2004: 12.5%)	$4,334	$2,448	$1,603	$6,430
Foreign and other income taxed at higher/(reduced) rates	2,786	(1,068)	953	10,575
United States state tax net of United States Federal benefit and other foreign taxes	403	767	428	-
Movement in valuation allowance	1,445	2,473	2,020	(6,113)
Prior year over / under provision in respect of foreign taxes	(444)	(1,319)	(553)	1,438
Non deductible expenses	531	2,491	995	538
Other	(126)	60	(50)	56

Total provision for income taxes	$8,929	$5,852	$5,396	$12,924

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

		Seven Months
	Year Ended	Ended	Year Ended
	May 31,	December 31,	December 31,
	2005	2005	2006
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,914	$1,659	$1,188
Goodwill and related assets	1,575	1,865	2,742
Accruals to cash method adjustment	310	687	684
Other	214	359	41
Total deferred tax liabilities	4,013	4,570	4,655
Deferred tax assets:
Net operating loss carry forwards	5,891	7,330	5,971
Property, plant and equipment	853	768	486
Accrued expenses and payments on account	4,354	4,680	4,520
Stock options exercised	-	-	467
Deferred compensation expense	321	310	370
Other	451	259	115
Total deferred tax assets	11,870	13,347	11,929
Valuation allowance for deferred tax assets	(8,277)	(9,952)	(3,839)
Deferred tax assets recognized	$3,593	$3,395	$8,090
Net deferred tax asset / (liability)	$(420)	$(1,175)	$3,435

U.S.$0.531 million of the deferred tax asset of U.S.$8.090 million above is non-current. U.S.$2.586 million of the deferred tax liability of U.S.$4.655 million is non-current.

At December 31, 2006, non-US subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$5.170 million.

At December 31, 2006, ICON Laboratory Inc., a U.S. subsidiary had net operating loss carry forwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$9.979 million for U.S. Federal and U.S.$11.859 million for State income tax, which expire between 2021 and 2026.

Of the U.S.$9.979 million U.S. Federal and U.S.$11.859 million State net operating losses, approximately U.S.$9.301 million and U.S.$11.181 million respectively will be available for offset against future taxable income, if any, of future accounting periods. The subsidiary’s ability to use the remaining net operating loss carryforward of U.S.$1.322 million for Federal and State taxes is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance at December 31, 2006, of U.S.$3,839,000 and U.S.$9,952,000, U.S.$8,277,000 and U.S.$3,361,000 at December 31, 2005, May 31, 2005 and 2004, respectively. This valuation allowance is based on management’s belief that it is more likely than not that the European, US and other entities’ losses and other deferred tax assets will not be utilized given their history of operating losses. The valuation allowance was U.S.$1.9 million as of June 1, 2003 and increased by U.S.$1.4 million, U.S.$4.9 million, and U.S.$1.7 million for the years ended May 31, 2004 and 2005 and the seven month period ended December 31, 2005, respectively. The valuation allowance decreased by U.S.$6.1 in the year ended December 31, 2006.

14. Other charges

The principal items classified as other charges include asset impairments, computer software write-off and lease termination and exit costs. These charges were expensed to the statement of operations during the year ended May 31, 2005.

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

This charge represents the lease termination and exit costs associated with the close of a facility in Irvine, California and the termination of two redundant leases in New York following the relocation of the central laboratory. Total costs expected to be incurred in association with these lease termination and exit costs have been accrued. Of the total $1.2 million relates to the central laboratory segment and $2.1 million to the clinical research segment. During the period ended December 31, 2005, $2.4 million of this was used and the excess balance of $0.9 million was released to the income statement.

15. Significant Concentrations

The Company does business with most major international pharmaceutical companies. As at December 31, 2006 the balance for doubtful debts was $0.24 million (December 31, 2005: $0.67 million; May 31, 2005: $0.48 million). During the year ended December 31, 2006, an additional reserve for doubtful debts of $0.68 million was created and $1.12 million was used.

16. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized U.S.$22,179,000, U.S.$26,158,000 and U.S.$14,462,000 in rental expense for the fiscal years ended May 31, 2004, and 2005, and the seven month period ended December 31, 2005, respectively and U.S.$28,449,839 for the year ended December 31, 2006. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2007	$26,137
2008	22,534
2009	21,180
2010	19,073
2011	15,689
Thereafter	56,099

Total	$160,712

The Company has a number of finance leases, primarily over furniture and equipment, which expire over the next five years. Future commitments are as follows:

Lease payments
(in thousands)
2007	$201
2008	132
2009	36
2010	16
Thereafter	5
Less future finance charges	(53)
Total	$337

The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, however no payments are expected to be made during the year ended December 31, 2007.

17. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory segment information disclosed below.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Hungary, Spain, Thailand, South Korea, China and Chile. Segment information for the fiscal years ended May 31, 2004, and 2005, the seven month period ended December 31, 2005 and the year ended December 31, 2006 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland*	$35,109	$37,242	$19,838	$66,028
Rest of Europe	65,930	84,140	48,206	96,868
U.S.	185,301	186,919	118,292	266,175
Other	10,583	18,357	15,614	26,526

Total	$296,923	$326,658	$201,950	$455,597
* All sales shown for Ireland are export sales.

b) The distribution of net revenue by business segment was as follows:

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	$26,905	$25,499	$18,190	$47,230
Clinical research	270,018	301,159	183,760	408,367

Total	$296,923	$326,658	$201,950	$455,597

c) The distribution of income from operations by geographical area was as follows:

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland	$9,363	$6,223	($8,338)	$28,375
Rest of Europe	10,209	14,033	10,437	2,681
U.S.	13,023	(4,130)	5,152	15,216
Other	1,788	2,481	4,301	1,544

Total	$34,383	$18,607	$11,552	$47,816

d) The distribution of income from operations by business segment was as follows:

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	($3,274)	($15,284)	($3,035)	$2,297
Clinical research	37,657	33,891	14,587	45,519

Total	$34,383	$18,607	$11,552	$47,816

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	May 31,	December 31,	December 31
	2005	2005	2006
	(in thousands)
Ireland	$20,471	$22,538	$33,999
Rest of Europe	7,273	6,669	9,213
U.S.	15,927	16,720	21,421
Other	1,615	1,725	3,575

Total	$45,286	$47,652	$68,208

f) The distribution of property, plant and equipment, net, by business segment was as follows:
	May 31,	December 31,	December 31
	2005	2005	2006
	(in thousands)
Central laboratory	$2,940	$3,380	$5,050
Clinical research	42,346	44,272	63,158

Total	$45,286	$47,652	$68,208

g) The distribution of depreciation and amortization by geographical area was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland	$3,710	$5,091	$3,115	$5,099
Rest of Europe	1,842	2,157	1,210	2,489
U.S.	5,271	5,552	3,415	6,521
Other	348	531	354	840

Total	$11,171	$13,331	$8,094	$14,949

h) The distribution of depreciation and amortization by business segment was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	$1,014	$995	$687	$1,340
Clinical research	10,157	12,336	7,407	13,609

Total	$11,171	$13,331	$8,094	$14,949

i) The distribution of total assets by geographical area was as follows:

	May 31,	December 31,	December 31
	2005	2005	2006
	(in thousands)
Ireland	$109,596	$91,826	$115,802
Rest of Europe	79,878	81,268	100,212
U.S.	153,577	169,231	245,381
Other	4,502	6,742	14,946

Total	$347,553	$349,067	$476,341

j) The distribution of total assets by business segment was as follows:
	May 31,	December 31,	December 31
	2005	2005	2006
	(in thousands)
Central laboratory	$18,083	$17,150	$28,272
Clinical research	329,470	331,917	448,069

Total	$347,553	$349,067	$476,341

k) The distribution of capital expenditures by geographical area was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland	$4,812	$6,583	$6,438	$13,854
Rest of Europe	2,167	2,168	600	4,073
U.S.	5,826	5,873	4,197	10,905
Other	160	1,053	425	2,881

Total	$12,965	$15,677	$11,660	$31,713

l) The distribution of capital expenditures by business segment was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	$1,552	$965	$948	$2,538
Clinical research	11,413	14,712	10,712	29,175

Total	$12,965	$15,677	$11,660	$31,713

m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006

Client A	17%	12%	*	*

•	Net Revenue did not exceed 10%

n) The distribution of interest income by geographical area was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland	$145	$103	$115	$162
Rest of Europe	266	881	988	2,737
U.S.	67	206	176	822
Other	12	18	15	44

Total	$490	$1,208	$1,294	$3,765

o) The distribution of interest income by business segment was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	$8	$12	$9	$97
Clinical research	482	1,196	1,285	3,668

Total	$490	$1,208	$1,294	$3,765

p) The distribution of tax charge by geographical area was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Ireland	$1,365	$1,693	$407	$3,961
Rest of Europe	2,388	1,004	1,460	2,034
U.S.	4,355	1,888	1,671	4,411
Other	821	1,267	1,858	2,518

Total	$8,929	$5,852	$5,396	$12,924

q) The distribution of the tax charge by business segment was as follows:
	Year Ended		Period Ended	Year Ended
	May 31,		December 31,
	2004	2005	2005	2006
	(in thousands)
Central laboratory	$-	$53	$(84)	$(2,877)
Clinical research	8,929	5,799	5,480	15,801

Total	$8,929	$5,852	$5,396	$12,924

18. Supplemental Disclosure of Cash Flow Information

	Year Ended		Period Ended	Year Ended
	May 31,		December 31,	December 31,
	2004	2005	2005	2006
	(in thousands)
Cash paid for interest	$202	$229	$19	$54

Cash paid for income taxes	$5,731	$5,290	$4,794	$11,632

19. New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction (SFAS No. 154). SFAS No.154 is a replacement of APB Opinion No. 20, Accounting Changes (APB Opinion No. 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principle, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, and the correction of an error. SFAS No. 154 does not change the provisions of any existing accounting pronouncements, including those that are in a transition phase at the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on January 1, 2006, and the adoption of the new standard did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of SFAS 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the company has not yet issued financial statements, including interim financial statements, in the period Interpretation No. 48 is adopted. The Company does not expect the adoption of Interpretation No. 48 to have a material impact on the financial statements.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year financial statement misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006, and as such, the Company adopted SAB No. 108 in the year ended December 31, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s consolidated results of operations or financial position.

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47.  In accordance with FASB Interpretation 47 companies must recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated.  The Interpretation provides guidance on whether the fair value is reasonably estimable.  The premise underlying the Interpretation is a need for more uniform application of Statement 143 "Accounting for Asset Retirement Obligations".  Companies must adopt the Interpretation no later than the end of the fiscal year ending after December 15, 2005.  The adoption of FASB Interpretation No 47 has not had a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment” - An Amendment of FASB Statements No. 123 and 95 (“SFAS No.123R”), which is effective for public companies in periods beginning after June 15, 2005. We implemented the standard on January 1, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We adopted the Black-Scholes model to derive fair values.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (“SFAS No. 151”), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing”, to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. The adoption of SFAS No. 151 has not had a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29” (“SFAS No. 153”), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 has not had a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

20. Related Parties

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 64,000 and 80,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. ICON has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,023,520 in its Consolidated Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded had no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

NuPathe Inc. (“NuPathe”) is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. ICON recognized a total of $0.16 million of revenue in relation to these activities. As of December 31, 2006, Dr. John Climax’s and Dr. Ronan Lambe’s respective holdings in NuPathe were 6.8% and 6.5% of the issued share capital. Dr. Climax also serves as a non-executive director and chairman of the compensation committee on the Board of NuPathe.

AGI Therapeutics Limited (“AGI”) is a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. ICON is engaged in conducting a series of clinical trials on behalf of AGI. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. During September 2004, AGI contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $2.8m. During the year ended December 31, 2006 the Company recognized $0.5m revenue relating to the AGI contract. At December 31, 2006, $0.4m was outstanding to be received from AGI on this trial. As of December 31, 2006, Dr. Ronan Lambe and Sunninghill Limited (a company controlled by Dr. John Climax) held 0.9 million and 0.3 million shares, respectively, in AGI. This holding equates to approximately 0.1% and 0.05%, respectively of AGI's issued share capital.

Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $8m. As at December 31, 2006, Amarin Investment Holding Company Limited (a company controlled by Mr. Thomas Lynch), Sunninghill Limited (a company controlled by Dr. John Climax) and Dr. Ronan Lambe held 10 million, 6.4 million and 1.6 million shares, respectively, in Amarin. These respective holdings equate to approximately 11%, 7.8% and 1.4%, respectively, of Amarin's issued share capital. Thomas Lynch also serves as chairman and non-executive director on the Board of Amarin. During the year ended December 31, 2006, the Company recognized $2.4m revenue relating to the Amarin contract. At December 31, 2006, $1.4m was outstanding to be received from Amarin on this trial.

On February 6, 1998, ICON entered into an Option Agreement (“The Put Option”) with Rosa Investment Limited ("Rosa"). Rosa's sole activity was to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which was to hold Mr. Gray's 54,000 ordinary share options. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary. On April 21, 2004, Mr. Gray acquired Clear from Rosa and exercised the Put Option in accordance with the terms of the Option Agreement. On April 22, 2004, pursuant to the Option Agreement, ICON purchased the outstanding share capital in Clear from Mr. Gray, the consideration for the acquisition being the issuance of 54,000 fully paid ordinary shares in ICON, to Mr. Gray, such a sale being the economic equivalent of Mr. Gray exercising his stock options.

Encysive Pharmaceuticals Inc. (“Encysive”) is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. During the year ending December 31, 2006, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. ICON recognized a total of $0.3 million of revenue in relation to these activities. As of December 31, 2006, Dr. Bruce Given’s holdings in Encysive were 0.4% of the issued share capital. Dr. Bruce Given also serves as the President and Chief Executive Officer of Encysive.

SIGNATURES

The Registrant certifies that it meets all of the US requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf.

ICON plc

____________________________	/s/ Ciaran Murray
Date February 12, 2007	Ciaran Murray
Chief Financial Officer

Certification of Chief Executive Officer
Pursuant to Section 302 of
the Sarbanes-Oxley Act of 2002

I, Peter Gray, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc (“the registrant”).

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

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

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

Dated: February 12, 2007

__________________
Peter Gray
Chief Executive Officer

Certification of Chief Financial Officer
Pursuant to Section 302 of
the Sarbanes-Oxley Act of 2002

I, Ciaran Murray, certify that:

1. I have reviewed this annual report on Form 20-F of ICON plc (“the registrant”).

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

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

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

Dated: February 12, 2007

__________________
Ciaran Murray
Chief Financial Officer

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ICON plc (the “Company”) on Form 20-F for the year ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Gray, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  February 12, 2007

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

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of ICON plc (the “Company”) on Form 20-F for the year ending December  31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ciaran Murray, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  February 12, 2007

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