Form 20-F
period 2007-12-31
ICON PLC  /ADR/
filed 2008-04-03
CIK 1060955

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:	000-29714

ICON public limited company

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

South County Business Park, Leopardstown, Dublin 18, Ireland.

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

American Depository Shares, representing Ordinary Shares, par value €0.06 each Ordinary Shares, par value €0.06 each	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,835,244 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as determined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by fifteen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

On July 27, 2005, the Board of Directors of the Company approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company made this change in order to align its fiscal year end with the majority of other contract research organizations.  As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005, to December 31, 2005, as a separate transition period. As of January 1, 2006, the Company’s fiscal year now begins on January 1 and ends on December 31 and its fiscal quarters end on the last day of March, June, September and December.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on October 16, 2006, to ordinary shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”).  NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006.  All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Historical Consolidated Financial Data for ICON plc
The following selected financial data set forth below are derived from ICON’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and ICON's consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.
	Year ended May 31			7 month Period ended December 31,	Year ended December 31,	Year ended December 31,
	2003	2004	2005	2005	2006	2007
(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$340,971	$443,875	$469,583	$275,586	$649,826	$867,473
Subcontractor costs (1)	(115,246)	(146,952)	(142,925)	(73,636)	(194,229)	(236,751)
Net revenue	225,725	296,923	326,658	201,950	455,597	630,722
Costs and expenses:
Direct costs	122,373	162,562	179,661	114,004	256,263	354,479
Selling, general and administrative	71,118	88,807	103,784	62,276	136,569	187,993
Depreciation and amortization	7,305	11,171	13,331	8,094	14,949	19,008
Share based compensation (2)	-	-	-	6,024	-	-
Other charges (4)	-	-	11,275	-	-	-
Total costs and expenses	200,796	262,540	308,051	190,398	407,781	561,480
Income from operations	24,929	34,383	18,607	11,552	47,816	69,242
Net interest income	354	288	979	1,272	3,640	2,738
Income before provision for income taxes	25,283	34,671	19,586	12,824	51,456	71,980
Provision for income taxes	(7,000)	(8,929)	(5,852)	(5,396)	(12,924)	(15,830)
Minority interest	-	-	(189)	(10)	(228)	(187)
Net income	$18,283	$25,742	$13,545	$7,418	$38,304	$55,963

Net income per ordinary share (3):
Basic	$0.78	$0.97	$0.49	$0.27	$1.35	$1.95
Diluted	$0.75	$0.94	$0.48	$0.26	$1.33	$1.88

Weighted average number of ordinary shares outstanding:
Basic	23,627,576	26,535,062	27,720,406	27,940,212	28,314,985	28,705,272
Diluted	24,362,188	27,406,326	28,306,890	28,495,084	28,863,334	29,747,964

	As of May 31,			As of December 31,
	2003	2004	2005	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$18,311	$55,678	$56,341	$59,509	$63,039	$76,881
Short term investments	-	23,085	22,034	22,809	39,822	41,752
Working capital	53,827	113,813	125,288	132,312	160,321	193,271
Total assets	235,014	335,323	347,553	349,067	476,341	693,138
Total debt	7,126	-	-	4,856	5,000	94,829
Long term government grants	1,140	1,411	1,257	1,160	1,170	1,179
Shareholders’ equity	$136,910	$216,760	$233,066	$241,558	$302,738	$388,400

(1)
Subcontractor costs are comprised of investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON's contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
$6.0 million share-based compensation expensed during the period ended December 31, 2005, was recorded in relation to the transfer of 288,000 shares from the founders of the Company to the Chief Executive Officer.

(3)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

(4)
Other operating charges of $11.3 million were recorded in the year ended May 31, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write-down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

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

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. A loss of, or a significant decrease in business from any one or more of such clients could have a material adverse effect on our business. During the year ended December 31, 2007, 30% of our net revenue was derived from our top five clients. During 2007, no client contributed more than 10% of net revenues. During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients. During 2006, no client contributed more than 10% of net revenues. During the 7 month transition period ended December 31, 2005, 39% of our net revenue was derived from our top five clients and no client contributed more than 10% of net revenues. During the fiscal year ended May 31, 2005, 43% of our net revenue was derived from our top five clients. In the fiscal year ended May 31, 2005, 12% of our net revenue was from Astra Zeneca plc, no other client contributed more than 10% of net revenues.

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

The market for Contract Research Organizations (“CROs”) is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., MDS Inc., Omnicare Inc., PARAEXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

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

Our central laboratory has experienced a period of underperformance over the past number of years. This business unit returned to profitability for the year ended December 31, 2006, and remained profitable during the year ended December 31, 2007. To maintain this profitability we require continued strong levels of new business awards and economies of scale in the usage of both resources and lab inputs. If we do not achieve continued momentum in winning new business and if these economies are not sustained, then our central laboratory may return to a loss making position in the future.

Approximately 84% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 84% of our net revenue is earned from long-term fixed-fee contracts. We have in the past and will continue to bear the risk of cost overruns under these contracts. If the costs of performing these projects exceed the fixed fees for these projects, (for example if we under price these contracts), if there are significant cost overruns or if there are unanticipated delays under these contracts, our business, financial condition and operating results could be adversely affected.

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

We derived approximately 50% of our consolidated net revenue in the year ended December 31, 2007, from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

In addition, our contracts with our clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. This risk is partially mitigated by clauses in certain of our contracts which allow for price renegotiation with our clients if changes in the relative value of those currencies exceed predetermined tolerances. We regularly review our currency exchange exposure and on occasion hedge a portion of this exposure using forward exchange contracts.

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

We develop and maintain computer run interactive voice response systems to automatically manage the randomization of patients in trials, assign study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial, liability claims against the Company or all three.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-into-man trials for new clinical entities in the UK and the US. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standards Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. We maintain our own no-faults clinical trial insurance. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the UK regulatory body.

Item 4.  Information on the Company.

General
We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2007, we had 5,610 employees, in 67 locations in 36 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2007, we derived approximately 50%, 44% and 6% of our net revenue in the United States, Europe and Rest of World, respectively.

During the year ended December 31, 2007, we commenced operations in Prague, Czech Republic; Kiev, Ukraine; Bucharest, Romania; Auckland, New Zealand; Osaka, Japan; Lima, Peru; and San Antonio, USA. On July 12, 2007, the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of $40.6 million (€29.5 million). DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry. As a result of the acquisition of DOCS International offices were also acquired in Manchester and Cambridge, UK; Munich and Berlin, Germany; Paris, France; Amsterdam, Netherlands; Stockholm, Sweden; Helsinki, Finland; Copenhagen, Denmark; and Warsaw, Poland.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($51.1 million) with The Governor and Company of the Bank of Ireland.  Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to the EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($40.6 million) of the facility to fund the acquisition of DOCS International.  On October 15, 2007, the remaining €5.5 million ($8 million) of the facility was drawn down to cover head office expansion in Ireland.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($43.8 million). Interest is calculated at the EUR interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the ICON plc committed facility.  On December 31, 2007, this facility was fully drawn.  The funds were used to refinance overdraft facilities in place to fund expenditure on the head office expansion. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 Million ($72.9 million). All terms of this facility remain the same. The facility is due to be reviewed on October 31, 2010.

The average margin payable in the above mentioned facilities is 0.65 per cent.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”). NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

On July 27, 2005, our Board of Directors approved a change of our fiscal year end from a twelve-month period ending on May 31, to a twelve-month period ending on December 31.  We made this change in order to align our fiscal year end with the majority of other contract research organizations. Our fiscal quarters now end on the last day of March, June, September and December of each year.

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

Preclinical Research (1 to 3.5 years). “In vitro” (test tube) and animal studies are conducted to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an Investigational New Drug Application, or IND, upon which the FDA may grant permission to begin human trials.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2007 was approximately $18 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Emergence of the Biotechnology Sector

The nature of the drugs being developed is changing. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine a priori whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development (“R&D”) expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas. Much of this discovery expertise is found in smaller biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we will see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

Cost Containment Pressures.

Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with greater focus and at a lower cost than the client could perform internally.

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

A focus on long–term product safety

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

Our strategy is to continue to grow by penetrating further our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered by every company for every major Phase I – IV project.

We intend to implement our strategy by continuing to deliver high quality services, by increasing our geographic presence, expanding the scale and range of our services and, where appropriate, cross selling these services into clients. As needed we intend to supplement our internal growth with strategic acquisitions.

o
Continue to Deliver High Quality Services and Customer Satisfaction. ICON’s core competency is project management, built up over the last seventeen years managing complex projects and underpinned by comprehensive and consistent processes which conform to the ISO9001:2000 quality standard.

We have extensive therapeutic and scientific knowledge residing in the organization and the capability to consistently solve the challenges that arise during clinical trials, each of which is the equivalent of a unique scientific study.

We believe our quality processes, extensive experience and dedicated team approach allows us to provide consistent high quality, timely and cost effective services. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients.

o
Expand Geographic Presence. In a highly fragmented industry, we are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 67 offices in 36 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We have most recently been expanding our presence in Eastern Europe and Latin America as well as parts of Asia including India and Japan.

o
Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, digital imaging, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients. The recent high profile withdrawal of several drugs from the market is also placing the spotlight on drug safety which will lead to greater emphasis, by all involved in drug development, on post-marketing safety monitoring. ICON’s acquisition of Ovation added additional capabilities to the organization in the areas of health economics, patient registries and outcomes research, while the recent acquisition of DOCS International has given ICON the ability to compete across global clinical research staffing markets.

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

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

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

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. ICON Central Laboratories provides global central laboratory services dedicated exclusively to clinical trials. Specific services offered by ICON Central Laboratories include:

o	Sample analyses
o	Safety testing
o	Microbiology
o	Custom flow cytometry
o	Electronic transmission of test results

Organizational Structure

Name	Country of incorporation	Group ownership*

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research Inc.	USA	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Pte. Limited	Singapore	100%

ICON Clinical Research Israel Limited	Israel	100%

Medeval Limited	UK	100%

ICON Central Laboratories Inc.	USA	100%

ICON Contracting Solutions,Inc.	USA	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

ICON Development Solutions Inc.	USA	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

Beacon Bioscience, Inc.	USA	70%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

Ovation Healthcare Research 2, Inc.	USA	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

DOCS International BV	Netherlands	100%

ICON Clinical Research Peru SA	Peru	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Clinical Research S.R.O.	Czech Republic	100%

* All shareholdings comprise ordinary shares.

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

Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility is in the provision of portal solutions that allows clients access to study related information via a secure web based environment. We also provide secure remote access to client systems for clients who require us to utilize their internal platforms.

ICON’s strategy of using technology to enhance our global process can be seen in our recent deployment of a global SOP Document Management system and a WEB based training delivery solution.

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

While our sales and marketing activities are carried out locally by executives in each of the major locations, the sales and marketing process is coordinated centrally to ensure a consistent and differentiated market positioning for ICON and ongoing development of the ICON brand. In addition, all our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships and business development activities.

Clients

In the year ended December 31, 2007, revenue was earned from over 400 clients, including all of the top 20 pharmaceutical companies as ranked by 2006 revenues.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the year ended December 31, 2007, 30% of our net revenue was derived from our top five clients and no one client contributed more than 10% of net revenues.  During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients and no one client contributed more than 10% of net revenues.  In the transition period ended December 31, 2005, no client contributed more than 10% of net revenues.   During the fiscal year ended May 31, 2005, we received 12% of our net revenue from Astra Zeneca.  No other client contributed more than 10% of net revenues in the fiscal year ended May 31, 2005. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

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

At December 31, 2007, we had a backlog of approximately $1.3 billion, compared with approximately $872 million at December 31, 2006.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., MDS Inc., Omnicare Inc., PARAEXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility on approximately four and a half acres.

In February 2006, we began building an extension to this facility comprising four 4 storey office blocks linked to the existing building.  The four additional blocks will extend the premises by approximately 12,900 square meters, bringing the entire facility when completed to approximately 15,800 square meters.  Two blocks of this new development, comprising approximately 5,300 square metres, were completed in July 2007.  The remaining blocks are due for completion in July 2008.

We also maintain two offices in each of the following US cities: New York, Philadelphia, Chicago and San Francisco, and one office in each of the following US cities: Irvine, Nashville, Wilmington, Raleigh, Baltimore, Tampa, San Diego, Salt Lake City, Houston and San Antonio.

Our European operations maintain two offices in Manchester, Paris, Amsterdam, Stockholm and Warsaw, and one office in each of the following cities: Southampton, Cambridge, Marlow, Frankfurt, Munich, Berlin, Helsinki, Copenhagen, Milan, Barcelona, Riga, Budapest, Vilinius, Prague, Kiev, Bucharest, Moscow, Novosibirsk and Tel Aviv.

Our Rest of World offices are located in Auckland, Sydney, Tokyo, Osaka, Seoul, Beijing, Taipei, Hong Kong, Bangkok, Singapore, Chennai, Bangalore, Johannesburg, Montreal, Mexico City, Sao Paolo, Lima, Buenos Aires and Santiago.

Item 5.  Operating and Financial Review and Prospects

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

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have 5,610 employees, in 67 locations in 36 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the year ended December 31, 2007, we derived approximately 50%, 44% and 6% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2007, we had a backlog of approximately $1.3 billion, compared with approximately $872 million at December 31, 2006.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 18 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 2 each in Indian Rupee, Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Peruvian Neuvo Sol & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON's results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of ICON or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of a downsizing calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to December 31, 2007, we have received $3.0 million and $2.2 million under capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

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

	Transition Period June 1, 2005 to Dec 31, 2005	Jan 1, 2006 to Dec 31, 2006	Jan 1, 2007 to Dec 31, 2007	Jan 1, 2006 to Dec 31, 2006	Jan 1, 2007 to Dec 31, 2007
	Percentage of Net Revenue			Percentage Increase/ (Decrease)

Net revenue	100%	100%	100%	125.6%	38.4%

Costs and expenses:

Direct costs	56.5%	56.2%	56.2%	124.8%	38.3%

Selling, general and administrative	30.8%	30.0%	29.8%	119.3%	37.6%

Depreciation and amortization	4.0%	3.3%	3.0%	84.7%	27.2%

Share based compensation	3.0%	-	-	(100.0%)	-

Income from operations	5.7%	10.5%	11.0%	313.9%	44.8%

Year ended December 31, 2007 compared to year ended December 31, 2006

Net revenue increased by $175.1 million, or 38.4%, from $455.6 million to $630.7 million. (Revenues in the United States, Europe and the Rest of World increased by 17.8%, 71.2% and 35.0% respectively). In the year ended December 31, 2007, net revenue from our central laboratory business increased by 13.3%, from $47.2 million, to $53.5 million, while our clinical research segment improved by 41.3%, from $408.4 million to $577.2 million, over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

Direct costs increased by $98.2 million, or 38.3%, from $256.3 million to $354.5 million. Direct costs as a percentage of net revenue remained static at 56.2% in the year ended December 31, 2007, compared to the year ended December 31, 2006. The primary reason for the increase in direct costs was the increase in personnel related costs of $86.3 million resulting from the increase in direct headcount of over 1,100 employees.  The remainder of the increase resulted primarily from increased laboratory and consulting expenses.

Selling, general and administrative expenses increased by $51.4 million, or 37.6%, from $136.6 million to $188.0 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.0% for the year ended December 31, 2006, to 29.8% for the year ended December 31, 2007. The increase in SG&A costs is primarily driven by increased personnel costs of $22.0 million principally driven by the increased levels of both administrative and operations infrastructure staff to support expanding operations and revenue growth.  In addition to these personnel costs there were additional rental charges of $4.9 million from further office openings in 2007, increased professional, legal and accounting costs of $4.5 million, increased information technology costs of $3.8 million, an increase of $4.7 million in relation to realized and unrealized foreign exchange loss and increased temporary staff and recruitment costs of $6.6 million.

The total share based compensation expense recognized during the year ended December 31, 2007 amounted to $5.7m compared to $4.1 million during the year ended December 31, 2006.

Depreciation and amortization expense increased by $4.1 million, or 27.2%, from $14.9 million to $19.0 million. As a percentage of net revenue, depreciation and amortization decreased from 3.3% of net revenues for the year ended December 31, 2006, to 3.0% for the year ended December 31, 2007.  This increase in absolute terms relates primarily to our investment in facilities and equipment to enable our continued growth. Capital expenditures were $75.7 million in 2007.  $37.9 million of this spend is attributable to the construction of the Company’s new headquarter building in Dublin, Republic of Ireland, while the balance relates to the Company’s continued investment in facilities and information technology to support its continued growth globally.  We expect depreciation in 2008 to increase as a result of this investment.

Income from operations increased by $21.4 million, or 44.8%, from $47.8 million to $69.2 million. As a percentage of net revenue, income from operations increased from 10.5% of net revenues for the year ended December 31, 2006, to 11% for the year ended December 31, 2007. The year ended December 31, 2007, saw a continued improvement in the performance of the central laboratory business, with results improving from an operating profit of 4.9% for the year ended December 31, 2006, to an operating profit of 6.9% for the year ended December 31, 2007. The central laboratory constitutes approximately 8.5% of our business revenues for the year ended December 31, 2007. Operating margins for our clinical research segment increased to 11.4% in the year ended December 31, 2007, from 11.1% for the year ended December 31, 2006.

Net interest income for the year ended December 31, 2007, was $2.7 million, a decrease of $0.9 million from the year ended December 31, 2006. The Company entered into two significant banking facilities during 2007 to fund the acquisition of DOCS International in July 2007 $40.6 million (€29.5 million) and the construction of the Company’s new headquarter building in Dublin, Republic of Ireland.

Our provision for income taxes increased from $12.9 million for the year ended December 31, 2006, to $15.8 million for the year ended December 31, 2007.  ICON plc’s effective tax rate for the year ended December 31, 2007, was 22% compared with 25% for the year ended December 31, 2006. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Group operates.

Year ended December 31, 2006 compared to Seven Month Transition Period Ended December 31, 2005

Note: Results below compare a 12-month accounting period ended December 31, 2006 to a 7-month accounting period ended December 31, 2005

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

Direct costs increased by $142.3 million, or 124.8%, from $114.0 million to $256.3 million. Direct costs as a percentage of net revenue decreased from 56.5% in the seven month transition period ended December 31, 2005, to 56.2% in the year ended December 31, 2006. A comparative period analysis shows an increase in direct costs primarily due to increased staff numbers needed to support increased project related activity. In addition, $2.3m can be attributed to the share based compensation expense arising from the adoption of SFAS 123R Share Based Payments in 2006.

Selling, general and administrative expenses increased by $74.3 million, or 119.3%, from $62.3 million to $136.6 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.8% in the seven month transition period ended December 31, 2005, to 30% for the year ended December 31, 2006. A comparative period analysis shows an increase in SG&A costs due to the continued expansion of our operations. In addition, $1.8m can be attributed to the share based compensation expense arising from the adoption of SFAS 123R Share Based Payments in 2006.

The total share based compensation expense during 2006 amounted to $4.1million.

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

ICON plc’s effective tax rate for the year ended December 31, 2006, was 25% compared with 42% for the seven month transition period ended December 31, 2005. The decrease in the effective tax rate is due to a number of factors, including the release of $3.0 million of the valuation allowance against the losses forward in ICON Laboratories, Inc. In addition, in the seven month period ended December 31, 2005, there had been a once off tax disallowance of the compensation expense amounting to $6.0 million in respect of the gift of 128,000 and 160,000 ADSs made by Dr. Ronan Lambe and Dr. John Climax to Mr. Peter Gray, the Company’s Chief Executive Officer.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and borrowings of $94.8 million received during the year ended December 31, 2007, used to finance the acquisition of DOCS International and the expenditure on our head office expansion. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries for the year ended May 31, 2005, the seven month transition period ending December 31, 2005 and the years ended December 31, 2006 and December 31, 2007, amounted to $194.1 million, $121.4 million, $274.6 million, and $382.7 million respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

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

As of December 31, 2007, our working capital was $193.3 million, compared to $160.3 million at December 31, 2006 and $132.3 million at December 31, 2005. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones and the timing of cash receipts. The number of days revenue outstanding was 66 days at December 31, 2007, 53 days at December 31, 2006 and 65 days at December 31, 2005.

Net cash provided by operating activities was $43.0 million in the year ended December 31, 2007, compared with $50.5 million in the year ended December 31, 2006, $13.8 million in the transition period ended December 31, 2005 and $25.2 million in fiscal year ended May 31, 2005.

Net cash used in investing activities was $118.5 million for the year ended December 31, 2007, compared with $55.3 million in the year ended December 31, 2006, $16.3 million in the seven month period ended December 31, 2005 and $25.7 million in the year ended May 31, 2005.  The increase in net cash used in the year ended December 31, 2007, over the year ended December 31, 2006 is due principally to the continued construction of the new head office building located in Dublin, Republic of Ireland, the Company’s continued investment in its global infrastructure and information technology systems to support its ongoing expansion and the acquisition of DOCS International in July 2007.

Net cash provided by financing activities was $94.0 million in the year ended December 31, 2007, compared with $7.7 million in the year ended December 31, 2006, $6.6 million in the seven month transition period ended December 31, 2005 and $0.9 million in the year ended May 31, 2005. We received $89.8 million in net borrowings, $5.3 million on the exercise of share options and $1.5 million in income tax benefits from the exercise of share options during the year ended December 31, 2007.

As a result of these cash flows, cash and cash equivalents at December 31, 2007, was $76.9 million, an increase of $13.8 million in the year ended December 31, 2007, compared to an increase of $3.5 million in the year ended December 31, 2006, an increase of $3.2 million in the transition period ended December 31, 2005 and an increase of $0.7 million in the year ended May 31, 2005.  Total borrowings at December 31, 2007, amounted to $94.8 million.

On July 3, 2003, ICON plc entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of $40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”).  Our obligations under the facility were secured by certain composite guarantees and indemnities and pledges in favour of the bank.  On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($51.1 million)  with The Governor and Company of the Bank of Ireland. This facility replaces the facilities negotiated in July 2003. The  current facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($43.1 million) of the facility to fund the acquisition of DOCS International.  On  October 15, 2007, the remaining €5.5 million ($8 million) of the facility was drawn down to cover head office expansion in Ireland.

On October 17, 2007, a credit facility was negotiated with Allied Irish Banks plc for €30 million ($43.8 million). This facility is structured as an uncommitted facility and interest is calculated at the EUR interbank rate plus a margin.  The facility is secured by the same composite guarantees and indemnities in place for the ICON plc committed facility. The facility was fully drawn on December 31, 2007. The funds were used to refinance overdraft facilities which were in place to finance the expenditure to date on the head office expansion. On January 8, 2008, the uncommitted facility with Allied Irish Banks plc was increased to €50 million ($72.9 million). All terms of this facility remain the same.  The facility is due to be reviewed on October 31, 2010.

The average margin payable on the above mentioned facilities is 0.65 percent.

The current available overdraft facility with Allied Irish Banks plc is €2 million ($2.9 million). The applicable interest rate when utilised is the bank’s prime rate and is repayable on demand if the Company defaults under its obligations as specified in the loan agreement. As of December 31, 2007, the facility was undrawn and available.

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of $40.6 million (€29.5 million). DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

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

On July 1, 2004, we completed the acquisition of 70% of Beacon Biosciences, Inc. for an initial cash consideration of U.S. $9.9 million.

On December 1, 2004, we acquired the workforce of Biomines Research Solutions Private Limited for a total cash consideration of U.S. $0.25 million. The workforce is engaged in the business of clinical trial data management and statistical analysis services and has been transferred to our existing Indian operation.

As at December 31, 2007, the Company had $311.3 million in contractual obligations and commercial commitments.  As at December 31, 2007, the Company had known obligations of $20.4 million relating to the completion of the new head office building located in Dublin, Republic of Ireland, and $185.1 million operating lease obligations, primarily relating to leased office facilities.  Additionally, the Company had bank debt of $94.8 million used to finance the acquisition of DOCS International and the expenditure on our head office expansion.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Building construction commitments	$20.4	$20.4	$-	$-	$-
Operating lease obligations	185.1	37.4	58.3	39.1	50.3
Capital lease obligations	0.2	0.1	0.1	-	-
Bank credit lines and loans facilities	94.8	43.8	25.5	25.5	-
Non-current tax liabilities	10.9	-	5.9	4.8	0.2

Total (U.S.$ in millions)	$311.4	$101.7	$89.8	$69.4	$50.5

Excluding expenditure in relation to the building construction, we expect to spend approximately $15 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices and expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, imaging and laboratory services.  We recognize biometric, consulting, imaging and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set-up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

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

Taxation

Given the global nature of our business and the multiple taxing jurisdictions in which we operate, the determination of the Company’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain.  Although we believe our estimates are reasonable, the final outcome of these matters may be different than those reflected in our historical income tax provisions and accruals.  Such differences could have a material effect on our income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment, there can be no assurance that these deferred tax assets may be realizable.

We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues  which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS No. 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the financial statements.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (SFAS No. 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (SFAS No. 160). SFAS No. 141R and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS No. 141R and SFAS No. 160 to have a material impact on the financial statements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of December 31, 2007.

Name	Age	Position
Dr. John Climax (1)(5)	55	Executive Chairman of the Board, Director
Peter Gray (1)(5)	53	Chief Executive Officer, Director
Ciaran Murray (1)(5)	45	Chief Financial Officer
Dr. Ronan Lambe (5)	68	Director
Thomas Lynch (2)(3)(4)	51	Director
Edward Roberts (2)(3)(4)	73	Director
Shuji Higuchi	67	Director
Dr. Bruce Given (2)(3)(4)	53	Director
William Taaffe	59	President Corporate Development
Dr. John Hubbard	51	Global President – Clinical Research Division
Robert Scott-Edwards	54	President of ICON Laboratories
Sean Leech	37	President ICON Contracting Solutions
Dr. Thomas Frey	55	President ICON Development Solutions
Josephine Coyle	50	Vice President for Corporate Quality Assurance
Eimear Kenny	38	Vice President for Strategic Human Resources
Simon Holmes	41	Vice President Group Marketing and Market Development
Michael McGrath	45	Senior Vice President of Group Information Technology
(1)	Executive Officer of the Company.
(2)	Member of Compensation Committee.
(3)	Member of Audit Committee.
(4)	Member of Nomination Committee.
(5)	Member of Executive Committee.

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

Ciaran Murray was appointed as Chief Financial Officer of ICON and its subsidiaries in October 2005.  Mr. Murray developed his experience in senior financial positions in the technology and food sectors, in such companies as Kraft Foods, Inc. and Novell, Inc.  Prior to joining ICON, Mr. Murray served as the CFO of Codec Systems from 1999 to 2005, a technology company headquartered in Ireland.  Mr. Murray is a business graduate of University College Dublin.  He trained as a chartered accountant with PricewaterhouseCoopers and is a Fellow of the Institute of Chartered Accountants in Ireland.

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. He currently holds a position as an outside director since January 2008.  Dr. Lambe has over 24 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his bachelor of science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976.

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as a director of Nanogen Inc., from 1996 to 2000. Mr. Lynch is currently Chairman and Chief Executive Officer of Amarin Corporation plc, a director of Royal Opera House (Covent Garden) and a non-executive director of IDA Ireland. In the period from May 1993 to July 2004, Mr. Lynch held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer, Vice Chairman and Senior Advisor to the Chairman of the Board of Elan Corporation, plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

Edward Roberts has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 40 years of experience in the pharmaceutical industry. Mr Roberts serves as Chairman of Merz & Co. GmbH and is also on the Board of Lupin.

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

Dr. Bruce Given has served as an outside director of the Company since September 2004. From March 2002 until June 2007 he served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Previously, Dr. Given has held various positions in Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

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

Dr. John W. Hubbard has served as Global President of the Clinical Research Division since March 2007. Previously he served as President of ICON Clinical Research - U.S. since April 2005 and as Chief Operating Officer, U.S Operations since October 1999. Dr. Hubbard has more than 20 years of experience in pharmaceutical research and development.  He has held positions of increasing responsibility at Revlon Health Care Group, Hoechst Marion Roussel Pharmaceuticals, Parexel International Corporation, and from July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, an industry leading site management organization and division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a B.S. in Psychology/Biology from the University of Santa Clara, a Ph.D. in Cardiovascular Physiology from the University of Tennessee, and was a NIH Postdoctoral Fellow in Cardiovascular Pharmacology at the University of Texas Health Sciences Center.

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

Sean Leech has served as President of ICON Contracting Solutions since March 2007. Prior to this Mr. Leech served as Executive Vice President Commercial and Organization Development since October 2005, as the Chief Financial Officer of ICON and its subsidiaries since June 2001 and Group Vice President of Finance from June 1999. Mr. Leech was Group Financial Controller of Jones Group plc, a shipping, manufacturing and fuel distribution company based in Ireland, from 1997 to 1999.  Mr. Leech is an associate member of the Chartered Institute of Management Accountants.

Dr. Thomas Frey has served as President of ICON Developments Solutions since June 2005. He previously held positions as Chief Operating Officer for ICON Clinical Research Europe from June 2001 and Vice President of ICON Clinical Operations Europe from January 2000 to May 2005. Dr. Frey has 18 years of experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Pharmaceuticals. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of Director of Quality Assurance.

Eimear Kenny, has served as Vice President of Strategic Human Resources since April 2007, having previously held the position of Vice President of Human Resources for ICON Clinical Research Europe and Rest of World since joining the Company in November 1999.  Prior to joining ICON, Ms. Kenny was HR Manager for GE Global Consumer Finance Ireland.  Ms. Kenny holds a degree in both business studies from Portobello College, Dublin & human resource management from the National College of Ireland. She is also a Member of the Chartered Institute of Personnel and Development.

Simon Holmes has served as Vice President Group Marketing and Market Development since November 2007. In this role Mr Holmes is responsible for ICON's global marketing function and for managing ICON's internal process for the proactive identification and evaluation of potential acquisition candidates. Prior to this role, Mr.Holmes was Group Director of Marketing, a position he assumed on joining ICON in July 2005. Mr. Holmes has held senior positions within Microsoft, LogicaCMG and Cable and Wireless. A graduate of the University of East Anglia and Cambridge University he holds an MBA from the UCD Smurfit Business School.

Michael Mc Grath has served as Senior Vice President of Group Information Technology since June 2007. He joined ICON in December 2002 as Director for Information Technology of Europe before moving to a role as Global Vice President of Information Technology for the Clinical Research Division. He previously held a number of senior Information Technology positions in the Financial Services Industry with GE Capital and Woodchester Bank Ltd. Prior to this he worked as an IT Consultant and also as a Software Engineer. He has over 15 years experience in the IT industry across many areas including Pharmaceuticals, Financial Services and Utilities. He holds an MSc in Information Technology Management from Dublin City University and a Higher Diploma in Electronic Engineering.

Board of Directors
ICON's Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2008, it is anticipated that two directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
ICON established a compensation committee and an audit committee in 1998, a nomination committee in 2004, and an executive committee in 2005, all of which are committees of the Board of Directors and are, with the exception of the Executive Committee, composed mainly of non-executive directors of ICON plc.

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

Nomination Committee
The Nomination Committee comprises Thomas Lynch (Chairman), Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company.

Executive Committee
The Executive Committee comprises Dr. John Climax, Peter Gray (Chairman), Dr. Ronan Lambe and Ciaran Murray. Established in March 2005, this Committee is responsible for the management of the Company in intervals between meetings of the Board and exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Executive Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

The aggregate compensation (including share-based compensation of $0.4m) paid by ICON to all persons who served in the capacity of director or executive officer in 2007 (8 persons) was approximately $3.9 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). As of December 31, 2007, options granted to directors and executive officers of ICON to purchase an aggregate of 181,600 of our ordinary shares were outstanding. The options are exercisable at prices between $14.00 and $42.50 and expire between January 11, 2010 and February 16, 2015.

In addition, our officers are eligible to participate in ICON’s Incentive Share Option Scheme. See Note 10 to the Consolidated Financial Statements.

Employees

We employed 5,610, 4,290, 3,036, and 2,713 people for the years ended December 31, 2007, and December 31, 2006, the seven month period ended December 31, 2005, and the year ended May 31, 2005 respectively. Our employees are not unionized and we believe that our relations with our employees are good.

Share Ownership
The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including Amercian Depository Securities, ADS’s) as of February 20, 2008, by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date

Dr. John Climax	1,553,784	5.4%	10,000	$14.50	January 11, 2010
			10,000	$14.00	January 21, 2011
			10,000	$17.75	February 4, 2012
			6,000	$22.00	February 3, 2014
			6,000	$42.50	February 16, 2015
Dr. Ronan Lambe	367,940	1.3%	6,000	$14.50	January 11, 2010
			3,000	$14.00	January 21, 2011
			3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
			1,000	$42.50	February 16, 2015
Mr. Peter Gray	270,040	0.9%	10,000	$14.50	January 11, 2010
			10,000	$14.00	January 21, 2011
			10,000	$17.75	February 4, 2012
			6,000	$22.00	February 3, 2014
			6,000	$42.50	February 16, 2015
Mr. Ciaran Murray	-	-	30,000	$20.84	January 17, 2014
			9,000	$22.00	February 3, 2014
			8,000	$42.50	February 16, 2015
Mr. Thomas Lynch	2	-	600	$14.00	January 21, 2011
			1,200	$17.75	February 4, 2012
			1,200	$17.20	February 24, 2013
			1,600	$22.00	February 3, 2014
			2,000	$42.50	February 16, 2015
Mr. Edward Roberts	7,002	-	3,000	$14.00	January 21, 2011
			3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
			2,000	$42.50	February 16, 2015
Mr. Shugi Higuchi	-	-	3,000	$17.75	February 4, 2012
			2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
			2,000	$42.50	February 16, 2015
Dr. Bruce Given	-	-	2,000	$17.20	February 24, 2013
			2,000	$22.00	February 3, 2014
			2,000	$42.50	February 16, 2015

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

Employee Share Option Schemes

On January 17, 2003, we adopted the Share Option Plan 2003, or the 2003 Plan, pursuant to which the Compensation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or “NSO”. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement.

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

Executive Officers and Directors Remuneration

Compensation Discussion & Analysis

Overview
The Compensation Committee (the “Committee”) seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by tying a significant portion of each executive’s cash and equity compensation to the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock option awards granted under the Share Option Plan 2003 (the “2003 Plan”). All elements of executive compensation are determined by the Committee based on the achievement of ICON’s objectives.

In the year ended December 31, 2007, the officers earned a bonus and the Company awarded executive officers equity incentives in the form of stock options.

Base Salary and Bonus Incentive
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers is 80% of base salary.

For fiscal 2007, based upon the Company’s income performance relative to the targets set by the Committee, and Company business unit, and individual objectives approved by the Committee, the Company’s named executive officers, excluding the Chief Executive Officer, earned an aggregate bonus of $816,410.

Equity Incentive
The Company’s executive officers are eligible to receive stock options granted under the Company’s equity incentive plans. If executive officers receive equity incentive grants, they are awarded annually at the first regularly scheduled meeting of the Committee in the fiscal year. Newly hired executive officers may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executive officers if the Committee determines the awards are necessary for retention. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment.  The Company granted equity incentive awards to executive officers in its fiscal years ended December 31, 2006 and 2007.

On February 3, 2006, the Company granted performance-based stock options to certain executive officers. The purpose of these grants is to align management and shareholder interests as measured by both revenue growth and the stock markets’ assessment of the Company’s performance.   No performance-based stock options were granted to executive officers during the fiscal year ended December 31, 2007.

Chief Executive Officer Compensation
The Committee uses the same factors in determining the compensation of the Chief Executive Officer as it does for the other participants. The Chief Executive Officer’s base salary for the year ended December 31, 2007, was $545,116.

Executive Compensation

Summary compensation table - Year ended December 31, 2007

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)

Peter Gray, Chief Executive Officer	2007	400,000	320,000	40,600	37,919	798,519	1,120,308	61,381	1,181,689

Ciaran Murray, Chief Financial Officer	2007	240,000	180,000	23,999	15,998	459,997	645,001	142,560	787,561

John Climax, Executive Chairman	2007	540,280	378,000	46,056	55,097	1,019,433	1,430,381	61,381	1,491,762

Total	2007	€1,180,280	€878,000	€110,655	€109,014	€2,277,949	$3,195,690	$265,322	$3,461,012

Summary compensation table - Year ended December 31, 2006

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)

Peter Gray, Chief Executive Officer	2006	349,388	236,000	35,535	37,937	658,860	832,250	54,283	886,533

Ciaran Murray, Chief Financial Officer	2006	197,500	115,000	21,375	16,000	349,875	442,667	106,198	548,865

John Climax, Executive Chairman	2006	491,164	335,000	14,988	50,036	891,188	1,126,348	54,283	1,180,631

Total	2006	€1,038,052	€686,000	€71,898	€103,973	€1,899,923	$2,401,265	$214,764	$2,616,029

Grant of Plan-Based Awards - Fiscal 2007
With the exception of the bonus element of compensation mentioned above, there were no plan based awards for any of the named executive officers in fiscal 2007.

Director Compensation

Summary compensation table - Year ended December 31, 2007

Name	Year	Salary	Company Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	2007	540,280	46,056	433,097	1,019,433	1,430,381	61,381	-	1,491,762
Peter Gray	2007	400,000	40,600	357,919	798,519	1,120,308	61,381	-	1,181,689
Ronan Lambe	2007	104,394	4,163	3,903	112,460	148,402	19,156	-	167,558
Thomas Lynch	2007	-	-	-	-	-	24,475	55,000	79,475
Edward Roberts	2007	-	-	-	-	-	22,495	65,000	87,495
Shuji Higuchi	2007	-	-	-	-	-	18,589	40,000	58,589
Bruce Given	2007	-	-	-	-	-	13,624	45,000	58,624

Total		€1,044,674	€90,819	€794,919	€1,930,412	$2,699,091	$221,101	$205,000	$3,125,192

Summary compensation table - Year ended December 31, 2006

Name	Year	Salary	Company Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	2006	491,164	14,988	385,036	891,188	1,126,348	54,283	-	1,180,631
Peter Gray	2006	349,388	35,535	273,937	658,860	832,250	54,283	-	886,533
Ronan Lambe	2006	147,349	24,981	46,192	218,522	272,175	23,839	-	296,014
Thomas Lynch	2006	-	-	-	-	-	21,645	35,000	56,645
Edward Roberts	2006	-	-	-	-	-	19,665	50,000	69,665
Shuji Higuchi	2006	-	-	-	-	-	11,585	30,000	41,585
Bruce Given	2006	-	-	-	-	-	6,620	35,000	41,620

Total		€987,901	€75,504	€705,165	€1,768,570	$2,230,773	$191,920	$150,000	$2,572,693

Outstanding Equity Interests Received as Compensation

Outstanding Equity Awards Table
The following table sets forth information concerning stock options held by the named Executive Officers at December 31, 2007:

Name	Option awards
	No. of securities underlying unexercised options – exercisable	No. of securities underlying unexercised options – unexercisable	Equity incentive plan awards: No. of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date
Peter Gray	10,000	-	-	$14.50	Jan 11, 2010
	8,000	2,000	-	$14.00	Jan 21, 2011
	6,000	4,000	-	$17.75	Feb 4, 2012
	1,200	4,800	-	$22.00	Feb 3, 2014
	-	6,000	-	$42.50	Feb 16, 2015
Ciaran Murray	-	30,000	-	$20.84	Jan 17, 2014
	1,800	7,200	-	$22.00	Feb 3, 2014
	-	8,000	-	$42.50	Feb 16, 2015
John Climax	10,000	-	-	$14.50	Jan 11, 2010
	8,000	2,000	-	$14.00	Jan 21, 2011
	6,000	4,000	-	$17.75	Feb 4, 2012
	1,200	4,800	-	$22.00	Feb 3, 2014
	-	6,000	-	$42.50	Feb 16, 2015

All information in this table relates to nonqualified stock options. The Company has not granted any stock appreciation rights ("SARs") in fiscal year 2007. Substantially all options become exercisable in five equal installments each year beginning on the first anniversary of the grant date.

Options Exercised Table
There were no options exercised during fiscal 2007 by any of the named executive officers.

Retirement Plans & Other Post-Employment Payments & Benefits

Pension Plan
All named executive officers are eligible to participate in a defined contribution pension plan (the "Plan"). The Company matches each participant's contributions up to a percentage of their annual compensation. Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations. Total company contributions for the named executive officers for the year ended December 31, 2007, was €110,655 ($154,567).

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

Information regarding the Company’s retirement plans can be found in Note 9 to the Consolidated Financial Statements “Employee Benefits”.

Non-qualified Defined Contribution and Deferred Compensation Plans

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Peter Gray
Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director of the Company since June 1997. The service agreement with Mr. Gray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He currently holds 42,000 ordinary share options at exercise prices ranging from $14.00 to $42.50 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants.  He currently holds 47,000 ordinary share options at exercise prices ranging from $20.84 to $42.50 per share.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board  The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, has served as a Director since June 1990, and Chief Executive Officer from June 1990 to October 2002. He was appointed Chairman of the Board in November 2002. The service agreement with Dr. Climax is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He currently holds 42,000 ordinary share options at exercise prices ranging from $14.00 to $42.50 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Item 7. Major Shareholders and Related Party Transactions.

(a)	ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

(b)
The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of February 20, 2008 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Fidelity Group Companies (3)	3,960,345	13.7%
Alliance Berstein LP	1,693,540	5.9%
Dr. John Climax (2)	1,595,784	5.5%
Wasatch Group Companies (3)	1,474,820	5.1%
All directors and officers as a group (4)	2,773,398	9.6%

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

(2)	Includes 1,553,784 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax, and options to purchase 42,000 ADSs.

(3)	Neither the Company nor any of its officers, directors or affiliates hold any voting power in this entity.

(4)	Includes 574,530 ordinary shares issuable upon the exercise of stock options granted by the Company.

Related Party Transactions

As at December 31, 2007, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 10.7 million and 9.4 million shares respectively in Amarin Corporation plc (“Amarin”). These respective holdings equate to approximately 7.7% and 6.8% respectively, of Amarin's issued share capital.  Thomas Lynch also serves as Chairman and Chief Executive Officer of Amarin. Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders.  During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf.  The total potential value of this study is $7 million. During the year ended December 31, 2007, the Company recognized $2.2 million of revenue relating to the Amarin contract.  At December 31, 2007, $1.5 million was outstanding to be received from Amarin on this trial.

As at December 31, 2007, Dr. John Climax and Dr. Ronan Lambe held 4.47% and 4.19% respectively of the issued share capital of NuPathe Inc. (“NuPathe”).  NuPathe  is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Dr. Climax also serves as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. During the year ended December 31, 2007, the Company recognized $0.1 million relating to the NuPathe contract.  As at December 31, 2007, $0.1 million was due from NuPathe.

Prior to June 25, 2007, Dr. Bruce Given served as the President and Chief Executive Officer of Encysive Pharmaceuticals Inc. (“Encysive”).  Encysive is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. As of December 31, 2007, Dr. Bruce Given’s holdings in Encysive was less than 0.1% of the issued share capital. During the year ending December 31, 2003, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. The total potential contract value of this study is $0.8 million.  During the year ending December 31, 2007, ICON recognized a total of $0.1 million of revenue in relation to these activities.

As of December 31, 2007, Dr. Ronan Lambe held 1.4 million shares in AGI Therapeutics Limited (“AGI”), a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. This holding equates to approximately 2.13% of AGI's issued share capital. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. ICON is engaged in conducting a series of clinical trials on behalf of AGI. During September 2004, AGI contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $2.8 million.  During the year ended December 31, 2006, the Company recognized $0.5 million of revenue relating to the AGI contract.  No revenue was recognized during the year ended December 31, 2007.  At December 31, 2006, $0.4m was outstanding to be received from AGI on this trial. There were no amounts outstanding as at December 31, 2007.

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 128,000 and 160,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. ICON has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,024,000 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded had no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

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

Item 9.  The Offer and the Listing

ICON’s ADSs are traded on the NASDAQ National Market under the symbol “ICLR”. Our Depository for the ADSs is The Bank of New York. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of ICON are traded in any other market. The following table sets forth the trading price for the dates indicated for ICON plc’s ADSs as reported by NASDAQ.

Year Ending	High Sales Price During Period	Low Sales Price During Period
May 31, 2003	$16.44	$7.44
May 31, 2004	$23.03	$12.94
May 31, 2005	$22.46	$15.13
December 31, 2005 (7 month transition period)	$25.25	$15.05
December 31, 2006	$40.36	$20.50
December 31, 2007	$64.79	$36.68
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Aug 31, 2004	$22.46	$15.88
Nov 30, 2004	$19.70	$15.52
Feb 28, 2005	$19.50	$16.89
May 31, 2005	$19.48	$15.13
Aug 31, 2005	$20.95	$15.05
Nov 30, 2005	$25.25	$18.18
Mar 31, 2006	$24.50	$20.50
Jun 30, 2006	$28.66	$23.35
Sept 30, 2006	$36.00	$27.25
Dec 31, 2006	$40.36	$33.57
Mar 31, 2007	$44.60	$36.68
June 30, 2007	$49.65	$41.65
Sept 30, 2007	$53.25	$42.51
Dec 31, 2007	$64.79	$50.71

Month Ending	High Sales Price During Period	Low Sales Price During Period
Jan 31, 2007	$40.50	$36.68
Feb 28, 2007	$43.84	$37.04
March 31, 2007	$44.60	$39.65
April 30, 2007	$48.41	$41.93
May 31, 2007	$49.65	$45.08
June 30, 2007	$47.17	$41.65
July 31, 2007	$47.73	$43.00
Aug 31, 2007	$48.84	$42.51
Sept 30, 2007	$53.25	$45.56
Oct 31, 2007	$61.30	$50.71
Nov 30, 2007	$60.77	$54.50
Dec 31, 2007	$64.79	$54.64

All comparative figures above have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006.

Item 10.  Additional Information

Exchange Controls and Other Limitations Affecting Security Holders

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

Material Contracts

The Securities and Exchange Commission approved rule filings by NASDAQ, which requires all securities listed on NASDAQ (subject to limited exceptions not applicable to ICON) to be eligible for a direct registration system such as the Depository Trust Company’s Direct Registration System (the “Direct Registration System”) by January 1, 2008.  As a result of this requirement, ICON amended and restated its Deposit Agreement to authorize the issuance of uncertificated shares of some or all of its securities to permit ICON to convert to electronic book−entry issuance of its securities.

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

Patent exemption is available to Irish resident companies whose income derives from qualifying royalties or license fees paid in respect of qualifying patents. The main requirement to qualify for the exemption is that the research, planning, processing, experimentation, testing, devising, designing, developing or similar activity leading to the invention which is the subject of the patent is carried out in Ireland. Under Irish law, income from such qualifying patents is disregarded for taxation purposes. From January 1, 2008, there is an annual limit of 5 million Euro placed on qualifying patent income.  To the extent that income arises above this threshold, it will be subject to Irish corporation tax at 25%.

To the extent that the company is involved in the "manufacture" of goods in Ireland, income from this activity, in respect of its data processing operations carried out in Ireland (which is deemed to be manufacturing for Irish tax purposes) , can qualify for a 10% rate of tax. This relief is available until December 31, 2010, and thereafter the income will be taxed at the standard rate applicable to trading income which is currently 12.5%.

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

The person who receives the gift or inheritance is primarily liable for CAT. A person is secondarily liable if he is the donor, his personal representative or an agent, trustee or other person in whose care the property constituting the gift or inheritance or the income therefrom is placed. Taxable gifts or inheritances received by an individual since December 5, 1991, from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the donees and the aggregation since December 5, 1991, of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts that apply during 2008 are:
•	€26,060 (2007: €24,841) in the case of persons who are not related to one another;
•	€52,151 (2007: €49,682) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
•
€521,208 (2007: €496,824)  in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Irish Stamp Duty - Ordinary Shares
Irish stamp duty, which is a tax on certain documents, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed.  Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland.  In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of €12.70 (the nominal rate) will apply.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Qualitative Disclosure of Market Risk.  The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•	Interest rate changes on short term investments (available for sale) in the form of floating rate notes and medium term minimum “AA-” rated corporate securities, and

•	Interest rate risk on variable rate debt.

•	Foreign currency risk on non-U.S. dollar denominated cash and non-U.S. dollar denominated debt.

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.  The Company had no interest rate instruments or derivatives as at December 31, 2007.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro.  At December 31, 2007, we had cash denominated in non-U.S. dollar denominated currencies.  In order to reduce the foreign currency exchange risk, we may enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates.  At December 31, 2007, we held no foreign exchange forward contracts.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2007	Fair value Change +10% movement in foreign exchange rate	Fair value Change -10% movement in foreign exchange rate
	(in thousands)	(in thousands)	(in thousands)

Non-U.S. Dollar denominated cash	$16,818	$1,682	$(1,682)

Non-U.S. Dollar denominated short term debt	$94,829	$9,483	$(9,483)

Interest Rate Risk

The sensitivity analysis below represents the hypothetical change in our interest income/(expense) based on an immediate 1% movement in market interest rates.

	Interest Income/(Expense) for the year ended December 31, 2007	Interest Income/(Expense) Change 1% increase in market interest rate	Interest Income/(Expense) Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$4,141	$5,327	$2,955

Income Expense	$(1,403)	$(1,787)	$(1,019)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We hereby incorporate by reference the description of the amendment to our Memorandum and Articles of Association described under the heading “Memorandum and Articles of Association” from Item 10 of this Form 20F.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2007. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Managements Annual Report

Reference is made to page 56 of this Form 20-F.

(c) Report of Independent Registered Public Accounting Firm

Reference is made to page 58 of this Form 20-F.

(d) Changes in internal controls

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

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2007 and December 31, 2006, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2007, and December 31, 2006, and fees billed for other services rendered by KPMG.

	12 month period ending		12 month period ending
	December 31, 2006		December 31, 2007
	(in thousands)		(in thousands)
Audit fees (1)	$1,076	81%	$2,075	71%
Audit related fees (2)	99	7%	418	14%
Tax fees (3)	162	12%	429	15%

Total	$1,337	100%	$2,922	100%

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

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 57 to 96 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as at December 31, 2005, 2006 and 2007

Consolidated Statements of Operations for the year ended May 31, 2005, the transition period ended December 31, 2005, and the years ended December 31, 2006 and December 31, 2007

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the year ended May 31, 2005, the transition period ended December 31, 2005, and the years ended December 31, 2006 and December 31, 2007

Consolidated Statements of Cash Flows for the year ended May 31, 2005, the transition period ended December 31, 2005, and the years ended December 31, 2006 and December 31, 2007

Notes to the Consolidated Financial Statements.

Exhibits of ICON plc and subsidiaries

Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Form F-6 (File No. 333-143546) filed on December 18, 2007).

Exhibit A to Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Form F-6 (File No. 333-143546) filed on December 18, 2007).

Significant subsidiaries (Incorporated by reference in Item 4).

Section 302 certifications.

Section 906 certifications.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s executive and financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2007, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2007, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007 and December 31, 2006, the seven-month period ended December 31, 2005, and the year ended May 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2007 and December 31, 2006, the seven-month period ended December 31, 2005, and the year ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertain Income Taxes, as of January 1, 2007.   As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation upon adoption of Statement of Accounting Standard No. 123R Share Based Payments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 20, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited ICON plc’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc as of December 31, 2007, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007 and December 31, 2006, the seven-month period ended December 31, 2005, and the year ended May 31, 2005, and our report dated February 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
February 20, 2008

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,	December 31,
	2005	2006	2007
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$59,509	$63,039	$76,881
Short term investments - available for sale (Note 3)	22,809	39,822	41,752
Accounts receivable	71,450	108,216	129,865
Unbilled revenue	62,270	89,977	144,661
Other receivables	6,435	7,468	6,171
Deferred tax asset (Note 13)	1,554	6,028	4,919
Prepayments and other current assets	11,089	14,335	16,449
Income taxes receivable	-	-	2,448
Total current assets	235,116	328,885	423,146
Other Assets:
Property, plant and equipment, net (Note 6)	47,652	68,208	133,426
Goodwill (Note 4)	65,731	78,717	123,879
Non-current other assets	-	-	2,140
Non-current income taxes receivable (Note 13)	-	-	3,049
Non-current deferred tax asset (Note 13)	452	531	5,703
Intangible assets (Note 5)	116	-	1,795
Total Assets	$349,067	$476,341	$693,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,575	$9,691	$13,459
Payments on account	50,211	90,394	96,553
Other liabilities (Note 7)	33,184	51,956	70,743
Deferred tax liability (Note 13)	682	538	398
Bank credit lines and loan facilities (Note 8)	4,856	5,000	43,767
Income taxes payable (Note 13)	6,296	10,985	4,955
Total current liabilities	102,804	168,564	229,875
Other Liabilities:
Long term government grants (Note 11)	1,160	1,170	1,179
Long term finance leases	152	163	49
Non-current income taxes payable (Note 13)	-	-	13,906
Non-current deferred tax liability (Note 13)	2,499	2,586	5,966
Non-current other liabilities	-	-	1,394
Non-current bank credit lines and facilities (Note 8)	-	-	51,062
Minority interest	894	1,120	1,307
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 40,000,000 shares authorized, (Note 12)
28,036,184 shares issued and outstanding at December 31, 2005, 28,517,852 shares issued and outstanding at December 31, 2006 and 28,835,244 shares issued and outstanding at December 31, 2007	2,063	2,100	2,127
Additional paid-in capital	122,263	133,996	146,355
Accumulated other comprehensive income	3,409	14,515	31,828
Retained earnings	113,823	152,127	208,090
Total Shareholders’ Equity	241,558	302,738	388,400
Total Liabilities and Shareholders’ Equity	$349,067	$476,341	$693,138

The accompanying notes are an integral part of these consolidated financial statements.

 ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 31,	Seven Month Period Ended December 31,	Year Ended December 31,
	2005	2005	2006	2007
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$469,583	$275,586	$649,826	$867,473
Subcontractor costs	(142,925)	(73,636)	(194,229)	(236,751)
Net revenue	326,658	201,950	455,597	630,722
Costs and expenses:
Direct costs	179,661	114,004	256,263	354,479
Selling, general and administrative	103,784	62,276	136,569	187,993
Depreciation and amortization	13,331	8,094	14,949	19,008
Share based compensation (Note 10)	-	6,024	-	-
Other charges (Note 14)	11,275	-	-	-
Total costs and expenses	308,051	190,398	407,781	561,480

Income from operations	18,607	11,552	47,816	69,242
Interest income	1,208	1,294	3,765	4,141
Interest expense	(229)	(22)	(125)	(1,403)

Income before provision for income taxes	19,586	12,824	51,456	71,980
Provision for income taxes (Note 13)	(5,852)	(5,396)	(12,924)	(15,830)
Minority interest	(189)	(10)	(228)	(187)

Net income	$13,545	$7,418	$38,304	$55,963

Net income per ordinary share:
Basic	$0.49	$0.27	$1.35	$1.95

Diluted	$0.48	$0.26	$1.33	$1.88

Weighted average number of ordinary shares outstanding:
Basic (Note 2)	27,720,406	27,940,212	28,314,985	28,705,272

Diluted (Note 2)	28,306,890	28,495,084	28,863,334	29,747,964

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total

Balance at May 31, 2004*	27,676,952	$2,037	$111,879	$9,984	$92,860	$216,760

Comprehensive Income:
Net income	-	-	-	-	13,545	13,545
Currency translation adjustment	-	-	-	1,245	-	1,245
Total comprehensive income						14,790
Exercise of share options	121,240	10	1,397	-	-	1,407
Share issue costs	-	-	(60)	-	-	(60)
Tax benefit on exercise of options	-	-	169	-	-	169
Balance at May 31, 2005*	27,798,192	$2,047	$113,385	$11,229	$106,405	$233,066

Comprehensive Income:
Net income	-	-	-	-	7,418	7,418
Currency translation adjustment	-	-	-	(6,049)	-	(6,049)
Minimum pension liability adjustment	-	-	-	(1,771)	-	(1,771)
Total comprehensive income						(402)
Exercise of share options	237,992	16	1,895	-	-	1,911
Share based compensation expense	-	-	6,249	-	-	6,249
Share issue costs	-	-	(24)	-	-	(24)
Tax benefit on exercise of options	-	-	758	-	-	758
Balance at December 31, 2005*	28,036,184	$2,063	$122,263	$3,409	$113,823	$241,558

Comprehensive Income:
Net income					38,304	38,304
Currency translation adjustment	-	-	-	11,482		11,482
Actuarial loss on defined benefit pension plan (net of nil tax)	-	-	-	(376)	-	(376)
Total comprehensive income						49,410
Exercise of share options	481,668	37	6,642	-	-	6,679
Share based compensation expense	-	-	4,066	-	-	4,066
Share issue costs	-	-	(84)	-	-	(84)
Tax benefit on exercise of options	-	-	1,109	-	-	1,109
Balance at December 31, 2006*	28,517,852	$2,100	$133,996	$14,515	$152,127	$302,738

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

Balance at December 31, 2006*	28,517,852	$2,100	$133,996	$14,515	$152,127	$302,738

Comprehensive Income:
Net income	-	-	-	-	55,963	55,963
Currency translation adjustment (net of tax)	-	-	-	11,893	-	11,893
Actuarial gain on defined benefit pension plan (net of nil taxation)	-	-	-	5,420	-	5,420
Total comprehensive income						73,276
Exercise of share options	317,392	27	5,271	-	-	5,298
Share based compensation expense			5,748	-	-	5,748
Share issue costs	-	-	(126)	-	-	(126)
Tax benefit on exercise of options	-	-	1,466	-	-	1,466

Balance at December 31, 2007*	28,835,244	$2,127	$146,355	$31,828	$208,090	$388,400

*Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of October 13, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended May 31,	Seven Month Period Ended December 31,	Year Ended December 31,	Year Ended December 31
	2005	2005	2006	2007
Cash flows from operating activities:	(in thousands)
Net income	$13,545	$7,418	$38,304	$55,963
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	66	43	186	396
Depreciation and amortization	13,331	8,094	14,949	19,008
Amortization of government grants	(199)	(105)	(114)	(117)
Stock compensation expense	-	6,249	4,066	5,748
Deferred taxes	(532)	717	(1,887)	(1,177)
Minority interest	189	10	228	187
Other charges	11,275	-	-	-
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(4,930)	7,487	(32,893)	(11,390)
Decrease/(increase) in unbilled revenue	3,071	(6,522)	(24,178)	(52,231)
Decrease/(increase) in other receivables	1,383	(1,530)	5,089	2,275
(Increase)/decrease in prepayments and other current assets	(994)	(703)	(2,477)	502
Increase in other non current assets	-	-	-	(2,140)
(Decrease) /increase in payments on account	(9,515)	(1,579)	35,605	4,220
(Decrease) /increase in other liabilities	(446)	(4,324)	10,699	14,403
Increase in other non current liabilities	-	-	-	1,394
Increase in income taxes payable	1,420	1,125	1,532	3,582
(Decrease) /increase in accounts payable	(2,455)	(2,599)	1,343	2,343
Net cash provided by operating activities	25,209	13,781	50,452	42,966
Cash flows from investing activities:
Purchase of property, plant and equipment	(15,595)	(12,128)	(31,516)	(75,391)
Purchase of intangible asset	(250)	-	-	-
Purchase of subsidiary undertakings and acquisition costs	(10,052)	-	(7,017)	(41,150)
Deferred payments in respect of historical acquisitions	(2,514)	(3,374)	(96)	-
Cash acquired with subsidiary undertaking	1,658	-	341	-
Sale of short term investments	12,022	14,016	3,008	14,824
Purchase of short term investments	(10,971)	(14,791)	(20,021)	(16,753)
Net cash used in investing activities	(25,702)	(16,277)	(55,301)	(118,470)
Cash flows from financing activities:
Drawdown of credit lines and facilities	-	4,833	112	89,829
Proceeds from the exercise of share options	1,407	1,911	6,679	5,298
Share issuance costs	(197)	(24)	(84)	(126)
Tax benefit from the exercise of share options	-	-	1,109	1,466
Bank overdraft acquired with subsidiary undertakings	-	-	-	(2,400)
Repayment of other liabilities and finance lease obligations	(272)	(96)	(114)	(109)
Net cash provided by financing activities	938	6,624	7,702	93,958
Effect of exchange rate movements on cash	218	(960)	677	(4,612)
Net increase in cash and cash equivalents	663	3,168	3,530	13,842
Cash and cash equivalents at beginning of year	55,678	56,341	59,509	63,039

Cash and cash equivalents at end of year	$56,341	$59,509	$63,039	$76,881

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and its subsidiaries (“the Company” or “ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

The Company’s primary approach is to use dedicated teams to achieve optimum results, but the Company can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2007, the Company had 5,610 employees, in 67 locations, in 36 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2007, we derived approximately 50%, 44% and 6% of our net revenue in the United States, Europe and Rest of World, respectively.

On July 27, 2005, the Board of Directors of ICON approved a change of the Company’s fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31.  The Company made this change in order to align our fiscal year end with the majority of other contract research organizations.  As a requirement of this change, ICON reported results for the seven-month period from June 1, 2005, to December 31, 2005, as a separate transition period. As of January 1, 2006, ICON’s fiscal year now begins on January 1 and ends on December 31 and its fiscal quarters end on the last day of March, June, September and December.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”).  NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006.  All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting, imaging and laboratory services. Contracts range in duration from a number of months to several years.

Clinical trials management revenue is earned on the basis of the relationship between time incurred and the total estimated duration of the trial. Biometrics revenue is recognized on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Imaging revenue is recognized on a fee-for-service basis.  Consulting revenue is recognized on a fee-for-service basis as the related service is performed. Laboratory service revenue is recognized on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognized on the basis of the number of deliverable units completed in the period.

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

Direct costs consist of compensation and associated employee benefits for project-related employees, other direct project-related costs and share based compensation.

(f)	Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$2,401,000, U.S.$1,453,000 and US$2,687,000 for the year ended May 31, 2005, the seven month period ended December 31, 2005, and the year ended December 31, 2006, respectively.  For the year ended December 31, 2007, these costs amounted to U.S.$3,612,000.

(g)	Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. For the year ended May 31, 2005, the seven month period ending December 31, 2005 and the year ended December 31, 2006 the amounts charged to income amounted to, U.S.$433,000, U.S.$408,000 and U.S. $1,538,000 respectively. For the year ended December 31, 2007, amounts charged to income amounted to U.S. $6,266,000.

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

(j)	Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net of amounts assigned to assets acquired and liabilities assumed. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company’s annual test for impairment performed for the year ended May 31, 2005, identified an impairment charge to be taken against the central laboratory reporting unit. For further information, refer to Note 14 to the Consolidated Financial Statements. No impairment was recognized as a result of the impairment testing carried out as at December 31, 2005, December 31, 2006 and December 31, 2007.

(k)	Other intangible assets

Other intangible assets are amortized on a straight line basis over their estimated useful life.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(m)	Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities.  Realized gains and losses are determined using specific identification.  The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  Any differences between the cost and fair value of the investments are represented by accrued interest.

(n)	Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of raw materials comprises the purchase price and attributable costs, less trade discounts.  As at the year ended December 31, 2007, the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was U.S.$2.6 million (2006: U.S.$2.6 million; 2005: U.S.$1.7 million).

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

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted FIN 48 “Accounting for uncertainty in Income taxes” with effect from January 1, 2007.  FIN 48 requires that the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement when considering uncertain tax positions.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No. 87, Employers Accounting for Pensions and the plan is presented in accordance with the requirements of SFAS No. 158 Employers’ Accounting for Defined Benefit Pensions and Other Post-retirement Plans.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended May 31,	Seven month Period Ended December 31,	Year Ended December 31,
	2005	2005	2006	2007

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	27,720,406	27,940,212	28,314,985	28,705,272
Effect of dilutive share options outstanding	586,484	554,872	548,349	1,042,692
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	28,306,890	28,495,084	28,863,334	29,747,964

(t)	Share-based compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123R, Share Based Payment.  SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values over the requisite service period.  The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted.  The Company adopted SFAS 123R using the modified-prospective transition method.  Under that transition method compensation cost recognized in the year ended December 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R and the estimated number of awards that are expected to vest. Results for prior periods have not been restated.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123R had been applied to all outstanding and unvested stock options in each period.

	Year ended May 31, 2005 *	Seven-month ended December 31, 2005 *
	(in thousands)
	(except per share data)
Net income, as reported	$13,545	$7,418
Add: Share compensation expense	-	225
	13,545	7,643
Deduct: Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,729)	(1,248)
Pro forma net income	$10,816	$6,395
Earnings per share (in $):
Basic – as reported *	$0.49	$0.27
Basic – pro forma *	0.39	0.23
Diluted – as reported *	$0.48	$0.26
Diluted – pro forma *	0.38	0.22

* Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of October 13, 2006 (See note 12).

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

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum “AA-” rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  In the year to May 31, 2005, the seven month period ended December 31, 2005, and in the years ended December 31, 2006 and December 31, 2007, no unrealized gains or losses arose.  Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Opening Goodwill	$67,440	$65,731	$78,717
Arising during the year	-	9,005	42,081
Arising on earn-out (prior year acquisitions)	-	96	-
Foreign exchange movement	(1,709)	3,885	3,081

Closing Goodwill	$65,731	$78,717	$123,879

The distribution of goodwill by business segment was as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Central laboratory (Note 14)	$-	$-	$-
Clinical research	65,731	78,717	123,879

Total	$65,731	$78,717	$123,879

(a) Acquisition of DOCS International

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization, for a cash consideration of $40.6 million (€29.5 million), excluding costs of acquisition.

The acquisition of DOCS has been accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$984
Intangible asset	2,035
Goodwill	42,081
Bank overdraft	(2,400)
Other current assets	7,960
Current liabilities	(9,510)
Purchase price	$41,150

Goodwill above represents the cost associated with the presence in the European contract staffing market which the acquisition affords the Company.  The results of DOCS have been included in the consolidated financial statements from July 12, 2007.

The proforma effect of the DOCS acquisition if completed on January 1, 2006, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2007 and 2006 as follows:

	Year Ended
	December 31,
	2006	2007
	(in thousands)
Net revenue	$478,622	$645,527
Net income	$37,747	$56,245
Basic earnings per share	$1.33	$1.96
Diluted earnings per share	$1.31	$1.89

(b) Acquisition of Ovation

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

The acquisition of Ovation has been accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$384
Goodwill	9,005
Cash	341
Other current assets	4,381
Current liabilities	(6,952)
Long term liabilities	(124)
Purchase price	$7,035

The results of Ovation have been included in the consolidated financial statements from July 10, 2006.

 (c) Acquisition of Beacon Biosciences, Inc

On July 1, 2004, the Company acquired 70% of the outstanding shares of Beacon Biosciences, Inc. (“Beacon”), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$792
Goodwill	8,463
Cash	1,658
Other current assets	935
Current liabilities	(718)
Long term liabilities	(352)
10,778
Minority interest	(695)
Purchase price	$10,083

The results of Beacon have been included in the consolidated financial statements from July 1, 2004.

5. Intangible Assets

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)

Cost
Acquired workforce	$250	$250	$250
Customer relationships acquired	-	-	2,035
Foreign exchange movement	-	-	120

	250	250	2,405
Accumulated amortization	(134)	(250)	(595)
Foreign exchange movement	-	-	(15)
Net book value	$116	$-	$1,795

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization (Note 4).  The value of certain customer relationships identified is being amortised over 2.7 years, the estimated period of the benefit.  U.S.$345,000 has been amortised in the period since the date of acquisition.

On December 1, 2004, the Company acquired the workforce of Biomines Research Solutions Private Limited, (“Biomines”), based in Chennai, India, for a cash consideration of U.S.$250,000.  The cost of the acquired workforce was amortized over 24 months in line with the life of the non-compete service contracts of the acquired employees.

The expected amortization cost for the years ended December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012, is U.S. $0.8 million, U.S. $0.8 million, U.S. $0.2 million, U.S. $nil and U.S. $nil respectively.

6. Property, Plant and Equipment, net

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Cost
Land	$3,477	$3,771	$4,102
Building	12,625	28,131	70,260
Computer equipment and software	53,768	68,353	95,689
Office furniture and fixtures	19,889	24,639	41,140
Laboratory equipment	6,820	8,525	11,180
Leasehold improvements	5,679	5,674	5,753
Motor vehicles	73	110	78

	102,331	139,203	228,202
Less accumulated depreciation and asset write off	(54,679)	(70,995)	(94,776)

Property, plant and equipment (net)	$47,652	$68,208	$133,426

Total cost at December 31, 2007, includes U.S.$1,043,000 (December 31, 2006: U.S.$1,057,000; December 31, 2005: U.S.$654,000), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S. $869,000 (December 31, 2006: U.S. $643,000; December 31, 2005: U.S.$346,000). The cost of assets under construction as at December 31, 2007, amounted to $23.0 million (December 31, 2006: US$11.2 million).

7. Other Liabilities

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)

Accrued liabilities	$17,721	$24,856	$27,938
Accrued salary and bonuses	5,762	18,460	36,341
Accrued social welfare costs	3,124	2,131	3,961
Lease accruals	1,123	1,493	2,257
Short term government grants	109	118	125
Accrued pension liability	5,152	4,724	-
Short term finance leases (Note 16)	193	174	121

	$33,184	$51,956	$70,743

8. Bank Loans

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)

Bank credit lines and facilities	$4,856	$5,000	$94,829
Less current maturities	(4,856)	(5,000)	(43,767)

	$-	$-	$51,062

On July 3, 2003, ICON plc  entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the “Banks”).  Our obligations under the facility were secured by certain composite guarantees and indemnities and pledges in favour of the banks.  On July 9, 2007, ICON plc entered into a five year committed  multi-currency facility agreement for  €35 million ($51.1 million)  with The Governor and Company of the Bank of Ireland. This facility replaces the facilities negotiated in July 2003. The  current facility bears interest at an annual rate equal to the reference rate of EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($43.1 million) of the facility to fund the acquisition of DOCS International.  On  October 15, 2007, the remaining €5.5 million ($8 million) of the facility was drawn down to cover head office expansion in Ireland.

On October 17, 2007, a credit facility was negotiated with Allied Irish Banks plc for €30 million ($43.8 million). This facility is structured as an uncommitted facility and interest is calculated at the EUR interbank rate plus a margin. The facility is secured by the same composite guarantees and indemnities in place for the ICON plc committed facility. The facility was fully drawn on December 31, 2007. The funds were used to refinance overdraft facilities which were in place to finance the expenditure to date on the head office expansion. On January 8, 2008, the uncommitted facility with Allied Irish Banks was increased to €50 million ($72.9 million).  All terms of this facility remain the same.  The facility is due to be reviewed on October 31, 2010.

The above facilities are repayable as follows:

Year ended December 31 (in thousands)

2008	$43,767
2009	25,531
2010	25,531

The average margin payable on the above mentioned facilities is 0.65 per cent.

The current available overdraft facility with Allied Irish Banks plc is €2 million ($2.9 million). The applicable interest rate when utilised is the bank’s prime rate and is repayable on demand if the Company defaults under its obligations as specified in the loan agreement. As of December 31, 2007, the facility was undrawn and available.

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the year ended May 31, 2005, the seven month period ending December 31, 2005 and the years ended December 31, 2006 and December 31, 2007, were U.S.$3,443,000, U.S.$2,112,000, U.S.$4,837,000 and U.S.$7,306,000, respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the year ended May 31, 2005, the seven month period ending December 31, 2005 and the years ended December 31, 2006 and December 31, 2007, were U.S.$2,540,000, U.S.$1,588,000, U.S.$ 3,428,000 and U.S.$4,488,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2005, December 31, 2006 and December 31, 2007, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.158, Employers’ Accounting for Defined Pension and Other Postretirement Plans. The plan is no longer open to new entrants.

Change in benefit obligation	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Benefit obligation at beginning of period/year	$11,323	$13,244	$17,816
Service cost	368	685	766
Interest cost	350	730	930
Plan participants’ contributions	129	216	227
Benefits paid	(93)	(74)	(50)
Actuarial loss/(gain)	1,875	1,015	(4,722)
Foreign currency exchange rate changes	(708)	2,000	249
Benefit obligation at end of period/year	$13,244	$17,816	$15,216

Change in plan assets	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Fair value of plan assets at beginning of period/year	$7,354	$8,092	$13,092
Actual return on plan assets	342	1,218	1,582
Employer contributions	808	2,287	457
Plan participants’ contributions	128	216	227
Benefits paid	(93)	(74)	(50)
Foreign currency exchange rate changes	(447)	1,353	162
Fair value of plan assets at end of period/year	$8,092	$13,092	$15,470

Funded status	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Projected benefit obligation	$(13,244)	$(17,816)	$(15,216)
Fair value of plan assets	8,092	13,092	15,470
Funded status	$(5,152)	$(4,724)	$254
Unrecognized net loss	1,771	-	-
Current (liability)/asset	(5,152)	(4,724)	254
Non-current (liability)/asset	-	-	-

Amounts included in other comprehensive income consist of:	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Actuarial loss /(gain)	$-	$391	$(5,376)
Less actuarial loss recognized in net periodic benefit cost	-	(15)	(44)
Amounts recognized in other comprehensive income	$-	$376	$(5,420)

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit/cost	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Net actuarial loss/(gain)	$-	$2,220	$(3,200)
Total amount in accumulated other comprehensive income	$-	$2,220	$(3,200)

Components of net periodic benefit cost	December 31, 2005	December 31, 2006	December 31, 2007
	(in thousands)
Service cost	$368	$685	$766
Interest cost	350	730	930
Expected return on plan assets	(285)	(593)	(928)
Amortization of net loss	-	15	44
Net periodic benefit cost	$433	$837	$812

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are U.S.$0.01m and U.S.$nil, respectively.

Weighted average assumptions to determine benefit obligation	December 31, 2005	December 31, 2006	December 31, 2007
Discount rate	5.0%	5.0%	5.8%
Rate of compensation increase	4.4%	4.8%	4.5%
Expected rate of return on plan assets	6.0%	6.8%	7.1%

The assets of the scheme are invested in a unitized with profits policy. The expected long-term rate of return on assets of 6.8% was calculated as the value of the unitized with profits fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category	December 31, 2005	December 31, 2006	December 31, 2007
Equity	30%	59%	63%
Bonds	49%	26%	20%
Property	18%	12%	12%
Cash/other	3%	3%	5%

	100%	100%	100%

The accumulated benefit obligation for the defined pension plans was $15.2 million at December 31, 2007 (December 31, 2006: $17.8 million; December 31, 2005: $13.2 million). With effect from July 1, 2003, the scheme was closed to new entrants. The Company expects to contribute $0.4 million to its pension fund in the year ending December 31, 2008.

Accumulated other comprehensive income expected to be recognized as periodic benefit cost over the next financial year	December 31, 2008
(in thousands)
Net gain	$93
$93

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Estimated future benefit payments	(in thousands)

2008	$20
2009	60
2010	60
2011	99
2012	99
Years 2013 - 2017	$496

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

Transitional disclosure of impact of FAS 158 in the year ended December 31, 2006, the first year of implementation:	Before implementation of FAS 158	Adjustments	After implementation of FAS 158

Liability for pension benefits	$4,724	$-	$4,724
Deferred income tax liabilities	3,124	-	3,124
Total liabilities	173,603	-	173,603
Accumulated other comprehensive income	14,500	15	14,515
Retained earnings	152,142	(15)	152,127

Details of the Medeval Group Limited pension and life assurance scheme.

The assets of the Scheme are invested in the Norwich Union With-Profit Fund and the Legal & General Global Equity Fixed Weights (50:50) Index Fund. The aim of the Index Fund is to capture the returns of the UK and overseas equity markets with a more even investment in UK and overseas equities than would be provided by reference to market capitalization or consensus weights. The aim of the With-Profits Fund is to provide good investment returns through steady growth over the duration of the policy.  Although market fluctuations of investment return are smoothed through the declaration of annual bonuses, the investment objective is to provide payments which reflect the actual investment returns achieved by the Scheme over the long term.

Asset Allocation

The asset distribution of the Legal & General Fund is 50% UK Equities and 50% global equities. The asset distribution of the Norwich Union With-Profits Fund at December 31, 2006, (the most up to date available) was as follows:

Asset Category	December 31, 2006
UK Equities	37%
Overseas Equities	10%
Property	18%
UK Fixed Interest	16%
Corporate Bonds	8%
Overseas Bonds	4%
Cash	7%
Total	100%

Bonuses paid under the Unitised With-Profits policy which is invested in the Norwich Union With-Profit Fund consist of regular bonuses and final bonuses which are explained below in further detail.

Norwich Union Regular Bonus

Premiums paid under the Norwich Union policy are used to buy units which increase in price daily in line with the current Regular Bonus rate.  The Regular Bonus rate is normally declared at the end of each calendar year and remains in force until further notice.

Regular Bonuses have been declared at the following levels:

Date	Regular Bonus % per annum

August 1, 2002	4.8%
December 31, 2002	4.0%
December 31, 2003	4.0%
December 31, 2004	3.0%
December 31, 2005	3.0%
December 31, 2006	3.0%

Norwich Union Final Bonus

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

Year units purchased	Final Bonus	Final Bonus (including MVR)

2002	24%	24%
2003	30%	30%
2004	24%	24%
2005	15%	15%
2006	5%	5%
2007	0%	0%

Overall Rate of Return

At December 31, 2007, UK gilts were yielding around 4.5% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  Overseas bonds have been assumed to produce returns in line with UK gilts.

A long term equity “risk-premium” of 3.1% per annum has been assumed. This being the expected long-term out-performance of equities over UK gilts.  Property has been assumed to provide a return in line with equities over the long term, but with a 0.5% reduction. This represents the iboxx AA 15 year plus return. An expected out-performance of 1.5% per annum over the long term for corporate bonds over UK gilts has been assumed.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
UK equities	7.6%
Overseas equities	7.6%
Property	7.1%
UK Gilts	4.5%
Overseas bonds	6.0%
Corporate bonds	6.0%
Cash	4.8%

Applying the above expected long term rates of return to the asset distribution of the With-Profits Fund at December 31, 2007, gives rise to an expected overall rate of return of scheme assets of around 7.1% per annum

10. Share Options and Stock Compensation Charges

The Company accounts for its share options in accordance with the provisions of SFAS No. 123R, Share Based Payment.  SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.  The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted.  The Company adopted SFAS 123R using the modified-prospective transition method.  Under that transition method compensation cost recognized in the year ended December 31, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R.  Results for prior periods have not been restated.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 3 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2007, is eight years.  No options can be granted after January 17, 2013.

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

The following table summarizes the transactions for the Company’s share option plans for the year ended May 31, 2005, the seven month period ended December 31, 2005, and the years ended December 31, 2006, and December 31, 2007:

	Options Granted Prior to Jan 15, 1998 *	Options Granted Under Plans *	Number of Shares *	Weighted Average Exercise Price *	Weighted Average Grant Date Fair Value *
Outstanding at May 31, 2004	94,140	1,893,004	1,987,144	$13.95
Granted	-	855,460	855,460	$17.20
Exercised	-	(121,240)	(121,240)	$11.56
Cancelled	-	(144,880)	(144,880)	$15.54
Outstanding at May 31, 2005	94,140	2,482,344	2,576,484	$15.10
Exercised	(80,000)	(157,992)	(237,992)	$8.04
Cancelled	-	(74,200)	(74,200)	$16.19
Outstanding at December 31, 2005	14,140	2,250,152	2,264,292	$15.75	$7.30
Granted	-	818,502	818,502	$23.16	$10.39
Exercised	(14,140)	(467,528)	(481,668)	$13.87	$7.12
Cancelled	-	(279,274)	(279,274)	$16.64	$7.76
Outstanding at December 31, 2006	-	2,321,852	2,321,852	$18.61	$8.45
Granted		625,715	625,715	$42.51	$17.77
Exercised		(317,392)	(317,392)	$16.69	$7.64
Cancelled		(142,112)	(142,112)	$24.54	$10.64
Outstanding at December 31, 2007	-	2,488,063	2,488,063	$24.53	$10.70
Vested and exercisable at December 31, 2007	-	679,114	679,114	$19.36	$8.24
Unvested at December 31, 2007	-	1,808,949	1,808,949	$26.47	$11.62
* Comparative figures have been amended to reflect the Bonus Issue, (Stock Split) which took place with an effective date of October 13, 2006.

Non vested shares outstanding as at December 31, 2007, are as follows:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2006	1,788,308	$19.32	$8.69

Granted	625,715	42.51	17.77
Vested	(530,488)	20.80	8.81
Forfeited	(74,586)	13.00	5.70

Non vested outstanding at December 31, 2007	1,808,949	$26.47	$11.62

The weighted average fair value of options granted during the year was U.S.$17.77. The weighted average remaining contractual life of options outstanding and exercisable at December 31, 2007, was 5.47 years and 4.45 years respectively.  499,445 options are expected to vest during the year ended December 31, 2008.

There were 530,488 options vested during the year and the weighted average fair value of these options was U.S.$8.81. There were 142,112 options cancelled during the year and the weighted average fair value of these options was U.S.$10.64.

The intrinsic value of options exercised during the year was U.S.$14,338,033. The Company calculated the intrinsic value at the market value of options as at December 31, 2007, as per SFAS 123R. The aggregate intrinsic value of options outstanding and exercisable as at December 31, 2007, was U.S.$92,876,041 and U.S.$28,860,155 respectively.

The total tax benefit recognized in additional paid in capital related to the compensation charge during the year was U.S.$1.5 million (2006: U.S.$1.3 million). The total compensation cost capitalized during the year was U.S.$nil (2006: U.S.$nil).

The total compensation cost not yet recognized at December 31, 2007, was U.S.$11.8 million and the weighted average period over which this is expected to be recognized is 2.2 years.

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2007:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$10.63	10,060	1.08	$10.63	10,060	$10.63
$13.25	16,000	1.92	$13.25	16,000	$13.25
$14.00	192,416	3.08	$14.00	121,858	$14.00
$14.50	76,500	2.08	$14.50	76,500	$14.50
$17.20	605,500	5.17	$17.20	115,708	$17.20
$17.75	344,536	4.17	$17.75	147,145	$17.75
$20.84	30,000	6.08	$20.84	-	$20.84
$22.00	552,751	6.17	$22.00	129,543	$22.00
$34.60	12,000	6.67	$34.60	2,400	$34.60
$35.99	58,000	6.08	$35.99	10,000	$35.99
$42.50	587,775	7.17	$42.50	49,900	$42.50
$43.51	1,225	7.33	$43.51	-	$43.51
$45.20	1,000	7.67	$45.20	-	$45.20
$53.77	300	7.83	$53.77	-	$53.77

$10.63 - $53.77	2,488,063	5.47	$24.53	679,114	$19.36

Substantially all of the options granted at exercise prices from $14.50 to $53.77 vest over a five year period from the date of grant.  Options granted at exercise prices from $10.63 to $14.00 have fully vested at December 31, 2007.

Fair value of Stock Options Assumptions

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of grant for periods corresponding with the expected life of the option.

The weighted average fair value of stock options granted during the year ended May 31, 2005, calculated using the Black-Scholes option pricing model, was $17.09 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 4.02%, expected volatility - 50% and expected life – 4.8 years.

There were no stock options granted during the seven months ended December 31, 2005.

The weighted average fair value of stock options granted during the year ended December 31, 2006, calculated using the Black-Scholes option pricing model, was $10.39 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 4.68%, expected volatility - 45% and expected life – 4.8 years.

The weighted average fair value of stock options granted during the year ended December 31, 2007, calculated using the Black-Scholes option pricing model, was $17.77 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 4.7%, expected volatility - 40% and expected life – 5.11 years.

Total compensation cost recognized in income:

Income from operations for the year ended December 31, 2007, is stated after charging $5.7 million in respect of non-cash stock compensation expense.  Basic and diluted earnings per share for the year ended December 31, 2007, had SFAS 123R not been introduced would have been $2.15 and $2.06 respectively.  Non-cash stock compensation expense for the year ended December 31, 2007, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Seven Months Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
	(in thousands)

Direct costs	$-	$2,240	$3,167
Selling, general and administrative	$255	$1,826	$2,581

Total compensation costs	$255	$4,066	$5,748

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 128,000 and 160,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. The Company has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,024,000 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded had no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

11. Government Grants

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Received	$2,225	$2,225	$2,225
Less accumulated amortization	(1,153)	(1,266)	(1,384)
Foreign exchange translation adjustment	197	329	463
	1,269	1,288	1,304
Less current portion	(109)	(118)	(125)
	$1,160	$1,170	$1,179

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.

Government grants amortized to the profit and loss account amounted to U.S.$199,000, U.S.$105,000, U.S.$113,000 and U.S.$117,000 for the year ended May 31, 2005, the seven month period ended December 31, 2005 and for the years ended December 31, 2006, and December 31, 2007, respectively.   As of December 31, 2007, the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

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

During the year to May 31, 2005, 121,240 options were exercised by employees at an average exercise price of U.S.$11.56 per share for total proceeds of U.S.$1.4 million.

During the seven month period to December 31, 2005,  237,992 options were exercised by employees at an average exercise price of U.S.$8.04 per share for total proceeds of U.S.$1.9 million.

During the year ended December 31, 2006,  481,668 options were exercised by employees at an average exercise price of U.S.$13.87 per share for total proceeds of U.S.$6.7 million.

During the year ended December 31, 2007, 317,392 options were exercised by employees at an average exercise price of U.S.$16.69 per share for total proceeds of U.S.$5.3 million.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”).  NASDAQ adjusted the trading price of ICON’s ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006.  All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

13. Income Taxes

The U.S. based and Irish based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006		2007
Ireland	$13,795	$(1,470)	$31,212	*	$39,063	*
United States	(9,001)	2,647	12,l69	*	16,818	*
Other	14,792	11,647	8,075		16,099
Income before provision for income taxes	$19,586	$12,824	$51,456		$71,980

*Net Income as reported for the year ended December 31, 2007, for Ireland and United States is stated inclusive of stock compensation expense of $2.5 million (2006: $1.95 million) and $3.2 million (2006: $2.12 million) respectively (see Note 10: Share Options and Stock Compensation Charges).

The components of total income tax expense are as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	2005	2005	2006	2007
	(in thousands)
Provision for income taxes
Current:
Ireland	$1,821	$401	$4,291	$4,073
United States	1,872	1,196	8,855	6,909
Other	2,885	3,044	4,389	6,171
Total current tax	6,578	4,641	17,535	17,153
Deferred expenses/(benefit):
Ireland	(128)	6	(330)	(908)
United States	16	475	(4,445)	(154)
Other	(614)	274	164	(261)

Total deferred (benefit) /tax	(726)	755	(4,611)	(1,323)
Provision for income taxes	5,852	5,396	12,924	15,830

Impact on shareholders equity of the tax consequence of:
Compensation expense	(169)	(758)	(1,109)	(1,466)
Currency impact of long term funding	-	-	-	(1,954)
Total	$5,683	$4,638	$11,815	$12,410

Ireland’s statutory income tax rate is 12.5%.  Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year Ended	Seven Months Ended	Year ended
	May 31,	December 31,	December 31,
	2005	2005	2006	2007
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2006:12.5%; 2005: 12.5%)	$2,448	$1,603	$6,430	$8,998
Foreign and other income taxed at (reduced)/higher rates	(1,068)	953	10,575	6,496
United States state tax net of United States Federal benefit and other foreign taxes	767	428	-	-
Movement in valuation allowance	2,473	2,020	(6,113)	82
Prior year (over) / under provision in respect of foreign taxes	(1,319)	(553)	1,438	(166)
Effects of non deductible expenses	2,491	995	538	344
Other	60	(50)	56	76

	$5,852	$5,396	$12,924	$15,830

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Seven Months
	Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,659	$1,188	$1,253
Goodwill and related assets	1,865	2,742	4,274
Other intangible assets	0	0	439
Accruals	687	684	352
Other	359	41	46
Total deferred tax liabilities	4,570	4,655	6,364
Deferred tax assets:
Net operating loss carry forwards	7,330	5,971	6,931
Property, plant and equipment	768	486	614
Accrued expenses and payments on account	4,680	4,520	6,007
Stock options exercised	-	467	1,556
Deferred compensation expense	310	370	471
Other	259	115	0
Total deferred tax assets	13,347	11,929	15,579
Valuation allowance for deferred tax assets	(9,952)	(3,839)	(4,957)
Deferred tax assets recognized	$3,395	$8,090	$10,622
Net deferred tax (liability) /asset	$(1,175)	$3,435	$4,258

U.S$5.7 million of the deferred tax asset of U.S$10.6 million above is non-current. U.S.$6.0 million of the deferred tax liability of U.S.$6.3 million is non-current.

At December 31, 2007, non-US subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S$10.5 million.

At December 31, 2007, ICON Laboratory Inc., a U.S. subsidiary had net operating loss carry forwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$7.935 million for U.S. Federal and U.S.$10.049 million for State income tax, which expire between 2009 and 2025.

Of the U.S.$7.935  million U.S. Federal and U.S.$10.049  million State net operating losses, approximately U.S.$6.5 million and U.S.$8.6 million respectively  is currently available for offset against future taxable income, if any, of future accounting periods. The subsidiary’s ability to use the remaining net operating loss (“NOL”) carry forward of U.S.$1.5  million for Federal and State taxes is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.  The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2009- 2011	$452	$1,219
2012- 2016	226	226
2017- 2025	7,257	8,604

	$7,935	$10,049

The valuation allowance for deferred tax assets as of December 31, 2006, and December 31, 2005, was US$3.8 million and US$9.9 million, respectively. The valuation allowance at December 31, 2007, was approximately US$5.0 million. The net change in the total valuation allowance was an increase of US$1.2 million in 2007 and a decrease of US$6.1 million during 2006.

The valuation allowance at December 31, 2007, and December 31, 2006, was primarily related to tax losses carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2007, will be allocated as follows

(in thousands)
Income tax benefit that would be reported in the consolidated statement of income	$4,162
Goodwill and other non-current intangible assets	795

Total valuation allowance	$4,957

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2007 and prior years as the Company considers these earnings to be indefinitely reinvested.

The Company adopted the provisions of FIN 48 on January 1, 2007. This did not result in any change to the opening liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

(in thousands)
Gross amount of unrecognized tax benefits at January 1, 2007	$11,759

Increase related to prior year tax positions	285
Decrease related to prior year tax positions	(129)
Increase related to current year tax positions	2,161
Settlements	(906)
Lapse of statute of limitations	(292)

Gross amount of unrecognized tax benefits at December 31, 2007	$12,878

The Company does not anticipate that the amount of unrecognized tax benefits at December 31, 2007, will significantly change in the coming year.

Included in the balance of total unrecognized tax benefits at December 31, 2007, are potential benefits of US$10.5 million, which if recognized, would affect the effective rate on income tax from continuing operations. Also included in the balance of unrecognized tax benefits at December 31, 2007, are potential benefits of US$0.4 million which, if recognized, would be recorded as adjustments to goodwill.

Interest and penalties recognized as an expense amounted to US$1.3 million in the year ended December 31, 2007. Total accrued interest and penalties as of December 31, 2007 and January 1, 2007, were US$2.1 million and  US$1.5 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in our major jurisdictions.  In the United States tax periods open to audit include the years ended May 31, 2004 and May 31, 2005, the seven month transition period ended December 31, 2005, and the years ended December 31, 2006 and December 31, 2007.  In Ireland tax periods open to audit include the years ended May 31, 2003, May 31, 2004 and May 31, 2005, the seven month transition period ended December 31, 2005, and the years ended December 31, 2006 and December 31, 2007.  During such audits, local tax authorities may challenge the position taken by us.

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

Under SFAS No.142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Given the pattern of operating losses in recent years, the slowdown in growth and future outlook in our central laboratory reporting unit at that time, management determined that the carrying value of the reporting unit exceeded its fair value at February 28, 2005. After allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, management determined that the carrying value of the central laboratory goodwill was impaired. The fair value of the central laboratory segment was determined using discounted cash flows and net realizable values. The central laboratory segment was formed by the combination of our existing central laboratory operation in Dublin, Ireland and by the acquisition in June 2000 of UCT (U.S.) Inc. (“UCT”), a central laboratory company based in New York, USA.

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

15. Significant Concentrations

The Company does business with most major international pharmaceutical companies. As at December 31, 2007, the balance for doubtful debts was $0.32 million (December 31, 2006: $0.24 million, December 31, 2005: $0.67 million; May 31, 2005: $0.48 million). During the year ended December 31, 2007, an additional reserve for doubtful debts of $0.75 million was created and $0.67 million was used.

16. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized U.S.$26,158,000, U.S.$14,462,000 and U.S.$28,450,000 in rental expense for the fiscal years ended May 31, 2005, the seven month period ended December 31, 2005, and the year ended December 31, 2006, respectively and U.S.$35,760,000 for the year ended December 31, 2007. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2008	$37,370
2009	31,194
2010	27,079
2011	20,528
2012	18,603
Thereafter	50,296

Total	$185,070

The Company has a number of capital leases, primarily over furniture and equipment, which expire over the next five years. Future commitments are as follows:

Lease payments
(in thousands)
2008	$137
2009	33
2010	17
2011	12
Thereafter	-
Less future finance charges	(29)
Total	$170

The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, however no payments are expected to be made during the year ended December 31, 2008.

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

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Hungary, Spain, Thailand, South Korea, China, Chile, New Zealand, Denmark, Finland, Peru, Czech Republic, Ukraine and Romania.  Segment information for the fiscal year ended May 31, 2005, the seven month period ended December 31, 2005 and the years ended December 31, 2006 and December 31, 2007 is as follows:

a)	The distribution of net revenue by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$37,242	$19,838	$66,028	$134,268
Rest of Europe	84,140	48,206	96,868	144,586
U.S.	186,919	118,292	266,175	316,049
Other	18,357	15,614	26,526	35,819

Total	$326,658	$201,950	$455,597	$630,722

b)	The distribution of net revenue by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$25,499	$18,190	$47,230	$53,512
Clinical research	301,159	183,760	408,367	577,210

Total	$326,658	$201,950	$455,597	$630,722

c)	The distribution of income from operations by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$6,223	$(8,338)	$28,375	$40,592
Rest of Europe	14,033	10,437	2,681	7,234
U.S.	(4,130)	5,152	15,216	19,166
Other	2,481	4,301	1,544	2,250

Total	$18,607	$11,552	$47,816	$69,242

d)	The distribution of income from operations by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$(15,284)	$(3,035)	$2,297	$3,717
Clinical research	33,891	14,587	45,519	65,525

Total	$18,607	$11,552	$47,816	$69,242

e)	The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Ireland	$22,538	$33,999	$82,127
Rest of Europe	6,669	9,213	15,547
U.S.	16,720	21,421	29,072
Other	1,725	3,575	6,680

Total	$47,652	$68,208	$133,426

f)	The distribution of property, plant and equipment, net, by business segment was as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Central laboratory	$3,380	$5,050	$7,048
Clinical research	44,272	63,158	126,378

Total	$47,652	$68,208	$133,426

g)	The distribution of depreciation and amortization by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$5,091	$3,115	$5,099	$5,972
Rest of Europe	2,157	1,210	2,489	3,738
U.S.	5,552	3,415	6,521	7,761
Other	531	354	840	1,537

Total	$13,331	$8,094	$14,949	$19,008

h)	The distribution of depreciation and amortization by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$995	$687	$1,340	$1,814
Clinical research	12,336	7,407	13,609	17,194

Total	$13,331	$8,094	$14,949	$19,008

i)	The distribution of total assets by geographical area was as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Ireland	$91,826	$115,802	$202,293
Rest of Europe	81,268	100,212	161,746
U.S.	169,231	245,381	301,183
Other	6,742	14,946	27,916

Total	$349,067	$476,341	$693,138

j)	The distribution of total assets by business segment was as follows:

	December 31,	December 31,	December 31,
	2005	2006	2007
	(in thousands)
Central laboratory	$17,150	$28,272	$40,562
Clinical research	331,917	448,069	652,576

Total	$349,067	$476,341	$693,138

k)	The distribution of capital expenditures by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$6,583	$6,438	$13,854	$46,765
Rest of Europe	2,168	600	4,073	8,346
U.S.	5,873	4,197	10,905	15,727
Other	1,053	425	2,881	4,812

Total	$15,677	$11,660	$31,713	$75,650

l)	The distribution of capital expenditures by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$965	$948	$2,538	$3,874
Clinical research	14,712	10,712	29,175	71,776

Total	$15,677	$11,660	$31,713	$75,650

m)	The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Client A	12%	*	*	*

•	Net revenue did not exceed 10%

n)	The distribution of interest income by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$103	$115	$162	$-
Rest of Europe	881	988	2,737	2,819
U.S.	206	176	822	1,232
Other	18	15	44	90

Total	$1,208	$1,294	$3,765	$4,141

o)	The distribution of interest income by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$12	$9	$97	$182
Clinical research	1,196	1,285	3,668	3,959

Total	$1,208	$1,294	$3,765	$4,141

p)	The distribution of the tax charge by geographical area was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Ireland	$1,693	$407	$3,961	$3,165
Rest of Europe	1,004	1,460	2,034	4,512
U.S.	1,888	1,671	4,411	6,755
Other	1,267	1,858	2,518	1,398

Total	$5,852	$5,396	$12,924	$15,830

q)	The distribution of the tax charge by business segment was as follows:

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007
Central laboratory	$53	$(84)	$(2,877)	$679
Clinical research	5,799	5,480	15,801	15,151

Total	$5,852	$5,396	$12,924	$15,830

18. Supplemental Disclosure of Cash Flow Information

	Year ended	Seven months ended	Year ended
	May 31,	December 31,	December 31,
	(in thousands)
	2005	2005	2006	2007

Cash paid for interest	$229	$19	$54	$1,491

Cash paid for income taxes	$5,290	$4,794	$11,632	$13,632

19. New Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS No. 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the financial statements.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (SFAS No. 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (SFAS No. 160). SFAS No. 141R and SFAS No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company does not expect the adoption of SFAS No. 141R and SFAS No. 160 to have a material impact on the financial statements.

20. Related Parties

As at December 31, 2007, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 10.7 million and 9.4 million shares respectively in Amarin Corporation plc (“Amarin”). These respective holdings equate to approximately 7.7% and 6.8% respectively, of Amarin's issued share capital.  Thomas Lynch also serves as Chairman and Chief Executive Officer of Amarin. Amarin Corporation plc ("Amarin") is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders.  During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf.  The total potential value of this study is $7 million. During the year ended December 31, 2007, the Company recognized $2.2 million of revenue relating to the Amarin contract.  At December 31, 2007, $1.5 million was outstanding to be received from Amarin on this trial.

As at December 31, 2007, Dr. John Climax and Dr. Ronan Lambe held 4.47% and 4.19% respectively of the issued share capital of NuPathe Inc. (“NuPathe”).  NuPathe  is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Dr. Climax also serves as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. During the year ended December 31, 2007, the Company recognized $0.1 million relating to the NuPathe contract.  As at December 31, 2007, $0.1 million was due from NuPathe.

Prior to June 25, 2007, Dr. Bruce Given served as the President and Chief Executive Officer of Encysive Pharmaceuticals Inc. (“Encysive”).  Encysive is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. As of December 31, 2007, Dr. Bruce Given’s holdings in Encysive was less than 0.1% of the issued share capital. During the year ending December 31, 2003, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. The total potential contract value of this study is $0.8 million.  During the year ending December 31, 2007, ICON recognized a total of $0.1 million of revenue in relation to these activities.

As of December 31, 2007, Dr. Ronan Lambe held 1.4 million shares in AGI Therapeutics Limited (“AGI”), a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. This holding equates to approximately 2.13% of AGI's issued share capital. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. ICON is engaged in conducting a series of clinical trials on behalf of AGI. During September 2004, AGI contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $2.8m.  During the year ended December 31, 2006, the Company recognized $0.5m of revenue relating to the AGI contract.  No revenue was recognized during the year ended December 31, 2007.  At December 31, 2006, $0.4m was outstanding to be received from AGI on this trial. There were no amounts outstanding as at December 31, 2007.

On December 6, 2005, Dr. Ronan Lambe and Dr. John Climax gifted 128,000 and 160,000 ADSs, respectively, to Mr. Peter Gray, the Company’s Chief Executive Officer. ICON has accounted for these transfers of equity instruments from shareholders to Mr. Gray as share based payment transactions, and recorded a compensation expense of $6,024,000 in its Statement of Operations, measured by reference to the fair value of the ADSs on the grant date. As this transaction is a transfer of already issued stock between officers and directors of the Company, the expense recorded had no cash flow impact on the Company and created no dilution of ordinary shares outstanding.  The fair value of the ADSs on the date of gift was determined by reference to market price.

 21. Acquisition of Healthcare Discoveries Inc.

On February 8, 2008, the Company acquired 100% of the outstanding shares of Healthcare Discoveries Inc., a Phase I unit located in Texas, USA for an initial cash consideration of $12 million.  Further consideration of up to $10 million may become payable during the year ended December 31, 2008, if certain performance milestones are achieved.

SIGNATURES

The Registrant certifies that it meets all of the US requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf.

ICON plc

/s/ Ciaran Murray
Date February 20, 2008	Ciaran Murray
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title

4.1	Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Form F-6 (File No. 333-143546) filed on December 18, 2007).

4.2	Exhibit A to Amended and Restated Deposit Agreement (incorporated by reference to Exhibit 1 to the Post-Effective Amendment No. 1 to the Form F-6 (File No. 333-143546) filed on December 18, 2007).

8.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

*           Filed herewith