Form 20-F
period 2008-12-31
ICON PLC  /ADR/
filed 2009-03-31
CIK 1060955

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number:	000-29714

ICON public limited company

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

South County Business Park, Leopardstown, Dublin 18, Ireland.

(Address of principal executive offices)

 Ciaran Murray, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
0011-353-1-291-2000

(Name, telephone number, email and/or facsmile number and address of Company contact person)

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,518,195 Ordinary Shares.

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No ☒

General

As used herein, “ICON plc”, “ICON”, the “Company” and “we” or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON plc’s financial statements and other financial data contained in this Form 20-F are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Form 20-F, references to “U.S. dollars”, “U.S.$” or “$” are to the lawful currency of the United States, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by sixteen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy, Finland and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006, to ordinary shareholders and on October 23, 2006 to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Historical Consolidated Financial Data for ICON plc
The following selected financial data set forth below are derived from ICON’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and ICON’s consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year ended May 31 2004	Year ended May 31 2005	7 month Period ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008

(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$443,875	$469,583	$275,586	$649,826	$867,473	$1,209,451
Reimbursable expenses (1)	(146,952)	(142,925)	(73,636)	(194,229)	(236,751)	(344,203)
Net revenue	296,923	326,658	201,950	455,597	630,722	865,248
Costs and expenses:
Direct costs	162,562	179,661	114,004	256,263	354,479	489,238
Selling, general and administrative	88,807	103,784	62,276	136,569	187,993	248,778
Depreciation and amortization	11,171	13,331	8,094	14,949	19,008	27,728
Share based compensation (2)	—	—	6,024	—	—	—
Other charges (4)	—	11,275	—	—	—	—
Total costs and expenses	262,540	308,051	190,398	407,781	561,480	765,744
Income from operations	34,383	18,607	11,552	47,816	69,242	99,504
Net interest income / (expense)	288	979	1,272	3,640	2,738	(1,224)
Income before provision for income taxes	34,671	19,586	12,824	51,456	71,980	98,280
Provision for income taxes	(8,929)	(5,852)	(5,396)	(12,924)	(15,830)	(19,967)
Minority interest	—	(189)	(10)	(228)	(187)	(193)
Net income	$25,742	$13,545	$7,418	$38,304	$55,963	$78,120

Net income per ordinary share (3):
Basic	$0.49	$0.24	$0.13	$0.68	$0.97	$1.34
Diluted	$0.47	$0.24	$0.13	$0.66	$0.94	$1.30

Weighted average number of ordinary shares outstanding:
Basic	53,070,124	55,440,812	55,880,424	56,629,970	57,410,544	58,245,240
Diluted	54,812,652	56,613,780	56,990,168	57,726,668	59,495,928	60,221,587

	As of May 31,		As of December 31,

	2004	2005	2005	2006	2007	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$55,678	$56,341	$59,509	$63,039	$76,881	$58,378
Short term investments	23,085	22,034	22,809	39,822	41,752	42,726
Working capital	113,813	125,288	132,312	160,321	193,271	185,957
Total assets	335,323	347,553	349,067	476,341	693,138	867,285
Total debt	—	—	4,856	5,000	94,829	105,379
Long term government grants	1,411	1,257	1,160	1,170	1,179	1,386
Shareholders’ equity	$216,760	$233,066	$241,558	$302,738	$388,400	$456,366

(1)
Reimbursable expenses are comprised of investigator payments and certain other costs reimbursed by clients under terms specific to each of ICON’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
$6.0 million share-based compensation expensed during the period ended December 31, 2005, was recorded in relation to the transfer of 576,000 shares from the founders of the Company to the Chief Executive Officer.

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

The current economic and financial downturn may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions currently face extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this downturn will last, but many countries are concerned that their economies may enter a deep and prolonged recession. Such difficult economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital.

We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of clients. A loss of, or a significant decrease in business from any one or more of such clients could have a material adverse effect on our business. During the year ended December 31, 2008, 29% of our net revenue was derived from our top five clients. During 2008, no client contributed more than 10% of net revenues. During the year ended December 31, 2007, 30% of our net revenue was derived from our top five clients. During 2007, no client contributed more than 10% of net revenues. During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients. During 2006, no client contributed more than 10% of net revenues.

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

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;

●	unexpected or undesired clinical results of the product;

●	a decision that a particular study is no longer necessary;

●	poor project performance, insufficient patient enrollment or investigator recruitment; or

●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

We compete against many companies and research institutions that may be larger or more efficient than we are. This may preclude us from being given the opportunity to bid, or may prevent us from being able to competitively bid on and win new contracts.

The market for Contract Research Organizations (“CROs”) is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., MDS Inc., Omnicare Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

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

Approximately 71% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 71% of our net revenue is earned from long-term fixed fee contracts. Revenues on these contracts are agreed on contract initiation between the Company and the customer and are based on estimated time inputs to the contract. Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review. The Company further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for the additional work. If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

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

We are highly dependent on information technology. If our systems fail or are unreliable our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Company operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, or other computer systems, Internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

●	the termination of any research;

●	the disqualification of data;

●	the denial of the right to conduct business;

●	criminal penalties; and

●	other enforcement actions.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

We derived approximately 56% of our consolidated net revenue in the year ended December 31, 2008, from our operations outside of the United States. Our financial statements are presented in U.S. dollars. Accordingly, changes in exchange rates between the U.S. dollar and other currencies in which we report local results, including the pound sterling and the euro, will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

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

In addition to healthcare reform proposals, the expansion of managed care organizations in the healthcare market may result in reduced spending on research and development. Managed care organizations’ efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

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

We depend on third parties to provide us with services critical to our business. The failure of any of these third parties to adequately provide the required services could have a material adverse effect on our business.

We may make acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, our ability to:

●	assimilate the operations and services or products of the acquired company;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimize the diversion of management’s attention from other business concerns.

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

Failure to raise sufficient finance may affect our ability to sustain future development of the business

We have financed our operations and growth since inception primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and net borrowings of $105.4 million. Although we have not had difficulty in raising finance in the past, there is no guarantee that we will be able to raise sufficient capital, at an appropriate cost to the Company, to sustain future development of the business.

We rely on our interactive voice response systems to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive voice response systems to automatically manage the randomization of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial, liability claims against the Company or all three.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-into-man trials for new clinical entities in the UK and the US. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. We maintain our own no-faults clinical trial insurance. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

Item 4. Information on the Company.

General
We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2008, we had 6,975 employees, in 71 locations in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory and Imaging Services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2008, we derived approximately 43.8%, 47.8 % and 8.4 % of our net revenue in the United States, Europe and Rest of World, respectively.

During the year ended December 31, 2008, we commenced operations in Edinburgh, Scotland; Bogota, Colombia and New Dehli, India.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition. Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services. Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008. No amounts have been accrued at December 31, 2008, as the milestones have not been achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009. Additional consideration of $5.0 million has been accrued at December 31, 2008, in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued for additional consideration potentially payable in respect of the milestones for the year ended December 31, 2009.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones are achieved during the year ended December 31, 2009. At December 31, 2008, no amounts have been accrued in respect of the potential additional consideration.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($48.9 million) with The Governor and Company of the Bank of Ireland. Our obligations under the facility are secured by certain composite guarantees, indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($41.2 million) of the facility to fund the acquisition of DOCS International. On October 15, 2007, the remaining €5.5 million ($7.7 million) of the facility was drawn down to fund expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On January 2, 2009, an additional four year committed credit facility was negotiated with The Governor and Company of the Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Banks plc, for €30 million ($41.9 million). Interest is calculated at the EUR interbank rate plus a margin. The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility. The funds were used to refinance overdraft facilities in place to fund expenditure on the expansion of the Dublin facility. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 million ($69.9 million).

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million. The facilities comprise a one year Euro facility of approximately €20 million ($28.0 million), with the balance comprising a three year US dollar facility. The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favour of the bank. These facilities replace the uncommitted facilities negotiated on January 8, 2008. $28.4 million of these facilities were used to fund the acquisition of Prevalere with the remaining balance used to refinance the previous drawn uncommitted facilities.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million. Interest is calculated at the London Interbank Market rate plus a margin. $12.0 million of this facility was drawn down in February 2008 to fund the acquisition of Healthcare Discoveries. On September 30, 2008, the $12.0 million previously drawn was repaid in full. At December 31, 2008, this facility remained un-drawn and available to the Company.

The average margin payable on the above mentioned facilities is 1.70 per cent.

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

New Drug Development – Ethical Pharmaceuticals and Biologics - An Overview

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The following discussion primarily relates to the FDA approval process for such products. Similar procedures must be followed for product development with global regulatory agencies. The stages of this development process are as follows:

Preclinical Research (approximately 1 to 3.5 years). “In vitro” (test tube) and animal studies must be conducted in accordance with applicable regulations to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug or biologic, the manufacturer will file for an Investigational New Drug Application, or IND, which must become effective by the FDA before starting the proposed clinical studies.

Clinical Trials (approximately 3.5 to 6 years).

Phase I (6 months to 1 year). Consists of basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, and includes studies to determine how the drug works, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body.

Phase II (1 to 2 years). Includes basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually) 100 to 200 patients to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data. If the Phase II results are satisfactory and no clinical hold is enforced by the FDA, the Sponsor may proceed to Phase III studies.

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics). These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

TIND (may span late Phase II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the Sponsor to make the new drug or biologic available to a larger number of patients through the regulated provision of a Treatment Investigational New Drug, or TIND. Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

NDA or BLA Preparation and Submission. Upon completion of Phase III trials, the Sponsor assembles the statistically analyzed data from all phases of development into a single large submission along with the Chemistry and Manufacturing and preclinical data and the proposed labeling into the New Drug Application (NDA), or Biologics License Application (BLA) which today comprises, on average, approximately 100,000 pages.

FDA Review & Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with all applicable regulations and that the drug or biologic is safe and effective for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the Sponsor’s application has certain administrative or content criteria which do meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied.

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the Sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the Sponsor markets it (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, FDA and other regulatory agencies are requiring Sponsors of marketed drugs or biologics to prepare Risk Management plans which are aimed at assessing areas of product risk and plans for managing such risk should they occur. The FDA Amendment Act of 2007 has imposed additional regulatory requirements on Sponsors which address product safety, to conduct post-marketing surveillance studies and to submit the clinical trial information, including clinical study results, of investigational and marketed products to a databank managed and maintained by the National Institutes of Health. The information is accessible to the public via the worldwide web. This action was taken as a result to increase “public transparency” of Sponsor’s clinical studies and respective clinical results.

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

Technologies such as combinational chemistry and high throughput screening, together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have greatly increased the number of new drug candidates being investigated in early development and greatly broadened the number of biological mechanisms being targeted by such candidates. Arising from this innovation, funding for research and development, particularly by biotechnology companies, grew strongly in recent years. This lead to significant increased activity in both Preclinical and Phase I development which we believe will lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery. However, this growth in Preclinical and Phase I development activity in the near term may be impacted by the current global economic downturn and the reduction in the availability of funding for research and development activities, in particular for smaller biotech companies.

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

Funding of Research and Development Activities of the Biotechnology Sector

The emergence of the Biotechnology sector and the increasing number of highly technical drugs being developed by these companies has resulted in increased funding for research and development in recent years. Much of this funding was aimed at small biotechniology companies who do not derive revenues from the sale of other product lines and are dependent on external funding and investment to support their research activities. The current global downturn has reduced the availability of funding to support research and development activities which may reduce the number of treatments in Phase II-III clinical trials in future years. As many of these companies are dependent on the CRO industry to manage their trials the reduction in funding may impact demand for such activities.

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

Increasing Number of Large Long-Term Studies

We believe that to establish competitive claims, to obtain reimbursement authorization from bodies such as the National Institute for Health and Clinical Excellence in the UK, and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, and manage this complex process throughout its duration.

A focus on long–term product safety

In the wake of a number of high profile recalls of previously approved drugs, regulatory authorities, such as the FDA and EMEA, are increasingly demanding that sponsors make arrangements to track the long-term safety of their products. The clinical trial approval process can only detect major and common adverse side effects of drugs; less common but no less serious effects may only become apparent after many years of use. As a result, there is an increase in the number of drugs given “conditional approvals” where further ‘post-approval’ studies are being mandated. In addition, prudent sponsors undertake similar studies to detect early warning signs of any potential problems with their products. Such studies may take the form of prospective long-term safety studies, simpler observational studies or registries where patients meeting specific criteria for disease or drug use are followed for long periods to detect any safety issues. CROs are well positioned to perform these studies on behalf of sponsors. Furthermore, a variety of healthcare databases containing medical and prescribing records can be “data mined” to collect patient data from very large populations in support of on-going safety and efficacy assessments. Again, this sort of data management and biostatistical activity is well performed by CROs.

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

We intend to implement our strategy by continuing to deliver high quality services, by increasing our geographic presence, expanding the scale and range of our services and, where appropriate, cross selling these services into clients. As needed, we intend to supplement our internal growth with strategic acquisitions.

○
Continue to Deliver High Quality Services and Customer Satisfaction. ICON’s core competency is project management, built up over the last eighteen years managing complex projects and underpinned by comprehensive and consistent processes which conform to the ISO9001:2000 quality standard.

We have extensive therapeutic and scientific knowledge residing in the organization and the capability to consistently solve the challenges that arise during clinical trials, each of which is the equivalent of a unique scientific study.

We believe our quality processes, extensive experience, customer focus and flexibility allow us to provide consistent high quality, timely and cost effective services. We believe that the resulting customer satisfaction and enhanced reputation in the industry will continue to enable us to penetrate our existing client base and add new clients.

○
Expand Geographic Presence. In a highly fragmented industry, we are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically through the establishment of 71 offices in 38 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We have most recently been expanding our presence in Eastern Europe and Latin America as well as parts of Asia including India and Japan.

○
Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, digital imaging, IVRS (interactive voice recognition system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients. The recent high profile withdrawal of several drugs from the market is also placing the spotlight on drug safety which will lead to greater emphasis, by all involved in drug development, on post-marketing safety monitoring. ICON’s acquisition of Healthcare Discoveries and Prevalere have increased our capability in the early phase of clinical development and will enable ICON to offer integrated Phase I/Bioanalytical services to clients.

○
Cross Sell Services. By building up a full range of development services, ICON can support clients through all stages of their product lifecycle. There are signs that certain client segments are looking to rationalize their supply base down to a small number of CROs who can provide this breadth of service. A core part of our business development strategy is to “cross sell” ICON’s service portfolio. By developing and maintaining close relationships with clients, we gain repeat business and achieve lateral penetration of services with the client organization.

○	Strategic acquisitions. Alongside organic growth, we will continue to seek strategic acquisitions that fall within and are complimentary to our existing service lines.

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

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

○	Investigator Recruitment
○	Study Monitoring and Data Collection
○	Case Report Form (“CRF”) Preparation
○	Patient Safety Monitoring
○	Clinical Data Management
○	IVR (Interactive Voice Response)
○	Medical Reporting
○	Patient Registries
○	Outcomes Research
○	Health Economics
○	Strategic Analysis and Data Operations
○	Clinical Pharmacology
○	Bioanalysis
○	Immunoassay development
○	Pharmacokinetic and Pharmacodynamic analysis
○	Study Protocol Preparation
○	Regulatory Consulting
○	Product Development Planning
○	Strategic Consulting
○	Medical Imaging
○	Contract Staffing

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient’s blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. ICON Central Laboratories provides global central laboratory services dedicated exclusively to clinical trials. Specific services offered by ICON Central Laboratories include:

○	Sample analyses
○	Safety testing
○	Microbiology
○	Custom flow cytometry
○	Electronic transmission of test results

Organizational Structure

Name	Country of incorporation	Group ownership*

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Inc.	USA	100%

Ovation Healthcare Research 2, Inc.	USA	100%

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Israel Limited	Israel	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Clinical Research S.R.O.	Czech Republic	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Pte. Limited	Singapore	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Peru SA	Peru	100%

ICON Clinical Research Sucursal Colombia	Colombia	100%

ICON Development Solutions Limited	UK	100%

ICON Contracting Solutions, Inc.	USA	100%

DOCS International BV	Netherlands	100%

ICON Development Solutions Inc.	USA	100%

ICON Central Laboratories Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

Healthcare Discoveries Inc	USA	100%

Prevalere Life Sciences Inc	USA	100%

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

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trials activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trials management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including Electronic Data Capture (EDC) solutions from leading industry vendors. Our state of the art workflow technology allows us to process clinical trials data seamlessly throughout the Company. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a WAP enabled device.

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

ICON’s strategy of using technology to enhance our global processes can be seen in our deployment of a global SOP Document Management system and a WEB based training delivery solution.

In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

Our IT systems are operated from two centralized hubs in Philadelphia and Dublin. Other offices are linked to these hubs through a resilient network that is managed by a tier one global telecommunications provider. Traveling staff can also access all systems via secure remote dial up facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

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

Clients

In the year ended December 31, 2008, revenue was earned from over 400 clients, including all of the top 20 pharmaceutical companies as ranked by 2007 revenues.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients. During the year ended December 31, 2008, 29% of our net revenue was derived from our top five clients and no one client contributed more than 10% of net revenues. During the year ended December 31, 2007, 30% of our net revenue was derived from our top five clients and no one client contributed more than 10% of net revenues. During the year ended December 31, 2006, 35% of our net revenue was derived from our top five clients and no one client contributed more than 10% of net revenues. We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from pharmaceutical, biotechnology and medical device industries.

Most of our revenues are earned from contracts which are fixed price, based on certain activities and performance specifications. Payment terms usually provide either for payments based on the achievement of certain identified milestones or activity levels or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued often resulting in additional revenues for us. We also contract on a “fee-for-service,” or “time and materials” basis, but this accounts for a small portion of overall project activities.

Contract terms may range from several weeks to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or “milestones” or, to a lesser extent, on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, we are entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.

At December 31, 2008, we had a backlog of approximately $1.7 billion, compared with approximately $1.3 billion at December 31, 2007. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., MDS Inc., Omnicare Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

From time to time, we are asked to act as the legal representative of a client in certain jurisdictions where the client does not itself have a legal entity but where legislation requires it to do so. As we believe that acting as legal representative of clients might expose us to a higher risk of liability, there is an entity within the ICON Group designated to provide this service in relevant jurisdictions subject to certain preconditions being met. The preconditions relate to obtaining protections such as specific insurance and indemnities from the client to cover the nature of the exposure.

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

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility on approximately four and a half acres. In July 2008 we completed an expansion of this facility, extending the facility by approximately 12,900 square meters to approximately 15,800 square meters.

We maintain three offices in New York, two offices in each of the following US cities: Philadelphia, Chicago, San Antonio and San Francisco, and one office in each of the following US cities: Irvine, Nashville, Wilmington, Raleigh, Baltimore, Tampa, San Diego, Salt Lake City and Houston.

Our European operations maintain two offices in Manchester, Paris, Amsterdam, Stockholm and Warsaw, and one office in each of the following cities: Southampton, Cambridge, Marlow, Frankfurt, Munich, Berlin, Helsinki, Copenhagen, Milan, Barcelona, Riga, Budapest, Vilinius, Prague, Kiev, Bucharest, Moscow, Novosibirsk and Tel Aviv.

Our Rest of World offices are located in Auckland, Sydney, Tokyo, Osaka, Seoul, Beijing, Taipei, Hong Kong, Bangkok, Singapore, Chennai, Bangalore, New Dehli, Johannesburg, Montreal, Mexico City, Sao Paolo, Lima, Buenos Aires, Bogota and Santiago.

Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our preferred approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements, and increasingly our teams are flexibly applied to minimize costs for our clients.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have 6,975 employees, in 71 locations in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. For the year ended December 31, 2008, we derived approximately 43.8%, 47.8% and 8.4% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or “milestones”. Revenue for contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2008, we had a backlog of approximately $1.7 billion, compared with approximately $1.3 billion at December 31, 2007. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

As the nature of ICON’s business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 20 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 3 in Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona and Polish Zloty, and 1 each in Australian dollars, Singapore dollars, Israeli New Shekels, Latvian Lats, Argentine Peso, South African Rand, Canadian dollar, Hungarian Forint, Danish Krone, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Thai Baht, Chinese Yuan Renminbi, Lithuanian Litas, Colombian Peso, Peruvian Neuvo Sol & New Zealand dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON’s results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges. In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. ICON’s results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Jan 1, 2007 to Dec 31, 2007	Jan 1, 2008 to Dec 31, 2008	Jan 1, 2007 to Dec 31, 2007	Jan 1, 2008 to Dec 31, 2008

	Percentage of Net Revenue		Percentage Increase

Net revenue	100%	100%	38.4%	37.2%

Costs and expenses: Direct costs	56.2%	56.5%	38.3%	38.0%

Selling, general and administrative	29.8%	28.8%	37.6%	32.3%

Depreciation and amortization	3.0%	3.2%	27.2%	45.9%

Income from operations	11.0%	11.5%	44.8%	43.7%

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenue for the year increased by $234.5 million, or 37.2%, from $630.7 million for the year ended December 31, 2007 to $865.2 million for the year ended December 31, 2008. Revenues in the United States, Europe and the Rest of World increased by 20.0%, 48.3%, and 102.2% respectively. In the year ended December 31, 2008, net revenue from our central laboratory business increased by 32.9%, from $53.5 million, to $71.1 million, while our clinical research segment improved by 37.6%, from $577.2 million to $794.1 million. This increase has resulted from a combination of increased business from existing clients, business won from new clients and increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries.

Direct costs for the year increased by $134.8 million, or 38.0%, from $354.5 million for the year ended December 31, 2007 to $489.2 million for the year ended December 31, 2008. Direct costs as a percentage of net revenue increased to 56.5% in the year ended December 31, 2008, compared to 56.2% in the year ended December 31, 2007. The primary reason for this increase was an increase in personnel related costs of $120.7 million resulting from an increase in the number of project related employees of over 990. The remainder of the increase resulted primarily from increased laboratory and consulting expenses.

Selling, general and administrative expenses for the year increased by $60.8 million, or 32.3%, from $188.0 million for the year ended December 31, 2007, to $248.8 million for the year ended December 31, 2008. As a percentage of net revenue, selling, general and administrative expenses, decreased from 29.8% for the year ended December 31, 2007, to 28.8% for the year ended December 31, 2008. The increase in absolute terms is primarily driven by increased personnel costs of $34.5 million, principally driven by increased levels of both administrative and operations infrastructure staff to support expanding operations and revenue growth. In addition to these personnel costs there were additional rental charges of $7.5 million, from further office openings in 2008, increased professional, legal and accounting costs of $5.4 million, increased utility costs of $5.5 million and an increase of $4.3 million in relation to support and maintenance costs. These increases were partially offset by a gain in relation to realized and unrealized foreign exchange of $2.3 million which compared with a loss of $6.3 million for the year ended December 31, 2007. These gains arise on the revaluation of monetary assets and liabilities throughout the year.

Total share based compensation expense recognized during the year ended December 31, 2008, amounted to $6.1 milllion compared to $5.7 million during the year ended December 31, 2007.

Depreciation and amortization expense for the year increased by $8.7 million, or 45.9%, from $19.0 million for the year ended December 31, 2007, to $27.7 million for the year ended December 31, 2008. As a percentage of net revenue, depreciation and amortization increased from 3.0% of net revenues for the year ended December 31, 2007, to 3.2% for the year ended December 31, 2008. This increase relates primarily to our investment in facilities and equipment to enable our continued growth. Capital expenditures were $71.4 million in 2008. $24.6 million of this spend is attributable to expenditure on the expansion of our facility in Dublin, Republic of Ireland, while the balance relates to the Company’s continued investment in facilities and information technology to support our continued growth globally. We expect depreciation in 2009 to increase as a result of this investment.

Income from operations for the year increased by $30.3 million, or 43.7%, from $69.2 million for the year ended December 31, 2007 to $99.5 million for the year ended December 31, 2008. As a percentage of net revenue, income from operations increased from 11.0% of net revenues for the year ended December 31, 2007, to 11.5% for the year ended December 31, 2008. Operating margins for our central laboratory business were 7.8% for the year ended December 31, 2008, compared to 6.9% for the year ended December 31, 2007. The central laboratory constitutes approximately 8.2% of our business revenues for the year ended December 31, 2008. Operating margins for our clinical research segment increased to 11.8% for the year ended December 31, 2008, from 11.4% for the year ended December 31, 2007.

Net interest expense for the year ended December 31, 2008, was $1.2 million, compared with net interest income of $2.7 million for the year ended December 31, 2007. The Company has entered into a number of significant banking facilities since July 2007. These facilities have been used to fund the acquisitions of DOCS International in July 2007, Healthcare Discoveries in February 2008 and Prevalere in November 2008, and also to fund the expansion of the Company’s Dublin facility.

Our provision for income taxes increased from $15.8 million for the year ended December 31, 2007, to $20.0 million for the year ended December 31, 2008. ICON plc’s effective tax rate for the year ended December 31, 2008, was 20.3% compared with 22.0% for the year ended December 31, 2007. The effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which the Group operates.

Year ended December 31, 2007 compared to year ended December 31, 2006

Net revenue increased by $175.1 million, or 38.4%, from $455.6 million to $630.7 million. Revenues in the United States, Europe and the Rest of World increased by 18.7%, 71.2% and 35.0% respectively. In the year ended December 31, 2007, net revenue from our central laboratory business increased by 13.3%, from $47.2 million, to $53.5 million, while our clinical research segment improved by 41.3%, from $408.4 million to $577.2 million, over the prior period. This increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries and an underlying increase in research and development spending.

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

Net interest income for the year ended December 31, 2007, was $2.7 million, a decrease of $0.9 million from the year ended December 31, 2006. The Company entered into two significant banking facilities during 2007 to fund the acquisition of DOCS International in July 2007 $40.6 million (€29.5 million) and expenditure on the expansion of the Company’s facility.

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

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998, net proceeds of $44.3 million raised in our public offering in August 2003 and net borrowings of $105.4 million. Our principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, amounted to $274.6 million, $382.7 million and $528.5 million respectively. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract’s duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

As of December 31, 2008, our working capital was $186.0 million, compared to $193.3 million at December 31, 2007. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones and the timing of cash receipts. The number of days revenue outstanding was 70 days at December 31, 2008 and 66 days at December 31, 2007.

Net cash provided by operating activities was $81.3 million for the year ended December 31, 2008, compared with $43.0 million for the year ended December 31, 2007 and $50.5 million for the year ended December 31, 2006. The increase in cash provided from operating activities arises primarily from an increase in the profits of the Company during the current year.

Net cash used in investing activities was $117.4 million for the year ended December 31, 2008, compared with $118.5 million for the year ended December 31, 2007 and $55.3 million in the year ended December 31, 2006. Net cash used in the year ended December 31, 2008 arises principally from capital expenditure and the purchase of subsidiary undertakings. Capital expenditure for the year ended December 31, 2008, amounted to $67.9 million, and included expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland, together with continued investment in global infrastructure and information technology systems to support ongoing expansion. Cash paid for the purchase of subsidiary undertakings during the year ended December 31, 2008, amounted to $49.5 million, and included the acquisitions of Healthcare Discoveries in February 2008 and Prevalere Life Sciences in November 2008.

Net cash provided by financing activities was $22.3 million for the year ended December 31, 2008, compared with $94.0 million for the year ended December 31, 2007 and $7.7 million in the year ended December 31, 2006. We received an additional $10.0 million in net borrowings during the year ended December 31, 2008, $8.5 million on the exercise of share options and $4.1 million in income tax benefits from the exercise of share options. During the year ended December 31, 2007, we received $89.8 million in net borrowings, $5.3 million from the exercise of share options and $1.5 million in income tax benefits from the exercise of share options.

As a result of these cash flows, cash and cash equivalents at December 31, 2008, was $58.4 million, a decrease of $18.5 million for the year ended December 31, 2008, compared to an increase of $13.8 million for the year ended December 31, 2007, and an increase of $3.5 million for the year ended December 31, 2006. Net debt at December 31, 2008, amounted to $4.3 million, comprising cash and cash equivalents of $58.4 million, short term investments of $42.7 million, less bank credit lines and loan facilities of $105.4 million. Net cash at December 31, 2007, amounted to $23.8 million, comprising cash and cash equivalents of $76.9 million, short term investments of $41.6 million, less bank credit lines and facilities of $94.8 million.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($48.9 million) with The Governor and Company of the Bank of Ireland. Our obligations under the facility are secured by certain composite guarantees, indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to the EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($41.2 million) of the facility to fund the acquisition of DOCS International. On October 15, 2007, the remaining €5.5 million ($7.7 million) of the facility was drawn down to fund expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On January 2, 2009, an additional four year committed credit facility was negotiated with The Governor and Company of the Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Bank plc, for €30 million ($41.9 million). Interest is calculated at the EUR interbank rate plus a margin. The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility. The funds were used to refinance overdraft facilities in place to fund expenditure on the expansion of the Dublin facility. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 million ($69.9 million).

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million. The facilities comprise a one year Euro facility of approximately €20 million ($28.0 million), with the balance comprising a three year US dollar facility. The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favour of the bank. These facilities replace the uncommitted facilities negotiated on January 8, 2008. $28.4 million of these facilities were used to fund the acquisition of Prevalere with the remaining balance used to refinance the previous drawn uncommitted facilities.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million. Interest is calculated at the London Interbank Market rate plus a margin. $12.0 million of this facility was drawn down in February 2008 to fund the acquisition of Healthcare Discoveries. On September 30, 2008, the $12.0 million previously drawn was repaid in full. At December 31, 2008, this facility remained un-drawn and available to the Company.

The average margin payable on the above mentioned facilities is 1.70 per cent..

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition. Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services. Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008. No amounts have been accrued at December 31, 2008, as the milestones have not been achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009. Additional consideration of $5.0 million has been accrued at December 31, 2008, in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued for additional consideration potentially payable in respect of the milestones for the year ended December 31, 2009.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up $3.0 million if these milestones are achieved during the year ended December 31, 2009. At December 31, 2008, no amounts have been accrued in respect of the potential additional consideration.

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International, a European based clinical research staffing organization, for a cash consideration of $40.6 million (€29.5 million). DOCS International operates in eight European countries and focuses on the training and supply of contract and permanent clinical research personnel to the pharmaceutical and biotech industry.

As at December 31, 2008, the Company had $285.8 million in contractual obligations and commercial commitments. As at December 31, 2008, the Company had known obligations of $168.6 million in respect of operating leases, primarily relating to leased office facilities. Additionally, the Company had bank debt of $105.4 million used to finance the acquisition of DOCS International in July 2007, Healthcare Discoveries in February 2008, Prevalere in November 2008, and expenditure on the expansion of our Dublin facility.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	168.6	38.2	60.5	40.2	29.7
Capital lease obligations	0.7	0.3	0.4	—	—
Bank credit lines and loans facilities	105.4	40.2	53.0	12.2	—
Non-current tax liabilities	11.1	—	8.0	3.1	—

Total (U.S.$ in millions)	$285.8	$78.7	$121.9	$55.5	$29.7

We expect to spend approximately $50 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices. We expect to increase this level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, and imaging and laboratory services. Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

We recognize biometric revenues on a fee-for-service basis as each unit of data is prepared. Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognized on a fee-for-service- basis recognizing revenue as each hour of the related service is performed.

We recognize laboratory service revenue on a fee-for-service basis. We account for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of the fair values. Revenues for contractual elements are recognized on the basis of the number of deliverable units completed in the period.

We recognize Clinical trials management revenue on a proportional performance method based on the relationship between hours incurred and the total estimated hours of the trial. We use the input (effort expended) method to measure progress towards completion as there is a direct relationship between input and productivity. Contract costs equate to the product of labor hours incurred and compensation rates. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates.

We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While we may routinely adjust time estimates, estimates and assumptions historically have been accurate in all material respects in the aggregate.

If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned cost or satisfy our obligations under the contracts, then future results may be significantly and negatively affected.

Goodwill

We review our goodwill for impairment annually, or more frequently if facts or circumstances warrant such a review. We evaluate goodwill for impairment by comparing the fair value of each reporting segment to its carrying value. Fair value is determined using the market approach, by assessing the market value of each reporting unit, and the income approach, based on estimated discounted future cash flows. Estimates and judgments used include those relating to commercial risk, revenue and cost projections, our intention with respect to the acquired goodwill, the impact of competition, the impact of any reorganization or change of our business focus, the level of third party interest in our operations and market conditions.

If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgments, particularly with respect to expected revenue and cost projections or the impact of any reorganization or change of business focus, a material impairment charge to the statement of operations could arise. We believe that we have used reasonable estimates and judgments in assessing the carrying value of our goodwill.

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

New Accounting Pronouncements

In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the financial statements.

In April 2008, the FASB issued FSP 142-3 Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). FSP 142-3 applies prospectively to intangible assets that are acquired individually or with a group of other assets in a business combination or asset acquisition. The Company does not expect the adoption of FSP 142-3 to have a material impact on the financial statements.

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

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS No. 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company was required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The adoption of SFAS No. 157 has not had a material impact on the financial statements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of December 31, 2008.

Name	Age	Position
Dr. John Climax (1)(5)	56	Chairman of the Board, Director
Peter Gray (1)(5)	54	Chief Executive Officer, Director
Ciaran Murray (1)(5)	46	Chief Financial Officer
Dr. Ronan Lambe	69	Director
Thomas Lynch (2)(3)(4)	52	Director
Edward Roberts (2)(3)(4)	74	Director
Shuji Higuchi	68	Director
Dr. Bruce Given (2)(3)(4)	54	Director
Professor Dermot Kelleher	53	Director
William Taaffe	60	President Corporate Development
Dr. John Hubbard	52	President ICON Clinical Research
Robert Scott-Edwards	55	President ICON Laboratories
Sean Leech	38	President ICON Contracting Solutions
Dr. Thomas Frey	56	President ICON Development Solutions
Josephine Coyle	51	Vice President for Corporate Quality Assurance
Eimear Kenny	39	Vice President for Strategic Human Resources
Simon Holmes	42	Vice President Group Marketing and Market Development
Michael McGrath	46	Senior Vice President of Group Information Technology
(1)	Executive Officer of the Company.
(2)	Member of Compensation Committee.
(3)	Member of Audit Committee.
(4)	Member of Nomination Committee.
(5)	Member of Executive Committee.

Dr. John Climax, one of the Company’s co-founders, has served as a director of the Company and its subsidiaries since June 1990. Dr. Climax served as Chief Executive Officer from June 1990 to October 2002 and was appointed Chairman of the Board in November 2002. Dr. Climax has over 22 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982.

Peter Gray has served as the Chief Executive Officer of ICON and its subsidiaries since November 2002. He served as the Group Chief Operating Officer of ICON and its subsidiaries from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 17 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

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

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. He currently holds a position as an outside director since January 2008. Dr. Lambe has over 25 years of experience in the contract research industry in Europe. Dr. Lambe attended the National University of Ireland where he received his Bachelor of Science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976.

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

Professor Dermot Kelleher has served as an outside director of the Company since May 2008. Professor Kelleher is currently Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin.

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

Dr. John W. Hubbard has served as President of ICON Clinical Research since March 2007. Previously he served as President of ICON Clinical Research - U.S. since April 2005 and as Chief Operating Officer, U.S Operations since October 1999. Dr. Hubbard has more than 20 years of experience in pharmaceutical research and development. He has held positions of increasing responsibility at Revlon Health Care Group, Hoechst Marion Roussel Pharmaceuticals, Parexel International Corporation, and from July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, an industry leading site management organization and division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a B.S. in Psychology/Biology from the University of Santa Clara, a Ph.D. in Cardiovascular Physiology from the University of Tennessee, and was a NIH Postdoctoral Fellow in Cardiovascular Pharmacology at the University of Texas Health Sciences Center.

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

Dr. Thomas Frey has served as President of ICON Developments Solutions since June 2005. He previously held positions as Chief Operating Officer for ICON Clinical Research Europe from June 2001 and Vice President of ICON Clinical Operations Europe from January 2000 to May 2005. Dr. Frey has 20 years experience in pharmaceutical research and development. He started his career in 1987 with Hoechst Pharmaceuticals. From 1995 to the end of 1999 he was Senior Director of Clinical Development Europe at Hoechst Pharmaceuticals. Dr. Frey received his medical degree in 1980 from the University of Heidelberg.

Josephine Coyle has served as Vice President for Corporate Quality Assurance since April 2000. Ms. Coyle has held positions of increasing responsibility in ICON since August 1992 and previously held the position of Director of Quality Assurance.

Eimear Kenny, has served as Vice President for Strategic Human Resources since April 2007, having previously held the position of Vice President of Human Resources for ICON Clinical Research Europe and Rest of World since joining the Company in November 1999. Prior to joining ICON, Ms. Kenny was HR Manager for GE Global Consumer Finance Ireland. Ms. Kenny holds a degree in both business studies from Portobello College, Dublin and human resource management from the National College of Ireland. She is also a Member of the Chartered Institute of Personnel and Development.

Simon Holmes has served as Vice President Group Marketing and Market Development since November 2007. In this role Mr Holmes is responsible for ICON’s global marketing function and for managing ICON’s internal process for the proactive identification and evaluation of potential acquisition candidates. Prior to this role, Mr. Holmes was Group Director of Marketing, a position he assumed on joining ICON in July 2005. Mr. Holmes has held senior positions within Microsoft, LogicaCMG and Cable and Wireless. A graduate of the University of East Anglia and Cambridge University he holds an MBA from the UCD Smurfit Business School.

Michael McGrath has served as Senior Vice President of Group Information Technology since June 2007. He joined ICON in December 2002 as Director for Information Technology of Europe before moving to a role as Global Vice President of Information Technology for the Clinical Research Division. He previously held a number of senior Information Technology positions in the Financial Services Industry with GE Capital and Woodchester Bank Ltd. Prior to this he worked as an IT Consultant and also as a Software Engineer. He has over 15 years experience in the IT industry across many areas including Pharmaceuticals, Financial Services and Utilities. He holds an MSc in Information Technology Management from Dublin City University and a Higher Diploma in Electronic Engineering.

Board of Directors
ICON’s Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2009, it is anticipated that two directors will retire by rotation and offer themselves for re-election, such directors to be determined, unless otherwise agreed, by lot. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
ICON established a compensation committee and an audit committee in 1998, a nomination committee in 2004, and an executive committee in 2005, all of which are committees of the Board of Directors and are, with the exception of the Executive Committee, composed of non-executive directors of ICON plc.

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

Executive Committee
The Executive Committee comprises Dr. John Climax, Peter Gray (Chairman) and Ciaran Murray. Established in March 2005, this Committee is responsible for the management of the Company in intervals between meetings of the Board and exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Executive Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

The aggregate compensation (including share-based compensation of $0.4m) paid by ICON to all persons who served in the capacity of director or executive officer in 2008 (9 persons) was approximately $4.5 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). As of December 31, 2008, options granted to directors and executive officers of ICON to purchase an aggregate of 407,200 of our ordinary shares were outstanding. The options are exercisable at prices between $7.00 and $36.04 and expire between January 11, 2010 and May 27, 2016.

In addition, our officers are eligible to participate in the Company’s equity incentive plans, including the Company’s share options plans and restricted share unit plan. See Note 10 to the Consolidated Financial Statements.

Employees

We employed 6,975, 5,610 and 4,290 people for the years ended December 31, 2008, December 31, 2007, and December 31, 2006, respectively. Our employees are not unionized and we believe that our relations with our employees are good.

Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including Amercian Depository Securities, ADS’s) as of February 19, 2009, by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date

Dr. John Climax	3,107,568	5.3%	20,000	$7.25	January 11, 2010
			20,000	$7.00	January 21, 2011
			20,000	$8.88	February 4, 2012
			12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			10,000	$35.33	February 26, 2016
Dr. Ronan Lambe	725,380	1.3%	12,000	$7.25	January 11, 2010
			6,000	$7.00	January 21, 2011
			6,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			2,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
Mr. Peter Gray	444,288	0.8%	20,000	$7.25	January 11, 2010
			20,000	$7.00	January 21, 2011
			20,000	$8.88	February 4, 2012
			12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
Mr. Ciaran Murray	—	—	60,000	$10.42	January 17, 2014
			18,000	$11.00	February 3, 2014
			16,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
Mr. Thomas Lynch	4	—	1,200	$7.00	January 21, 2011
			2,400	$8.88	February 4, 2012
			2,400	$8.60	February 24, 2013
			3,200	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
Mr. Edward Roberts	16,004	—	2,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
Mr. Shugi Higuchi	—	—	6,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
Dr. Bruce Given	—	—	4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
Professor Dermot Kelleher	—	—	6,000	$36.04	May 27, 2016

(1)
As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire such security within 60 days after such date.

(2)	The title of securities covered by all of the above options are non-revenue qualified.

Employee Share Option Schemes

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Plan during any calendar year to any employee shall be 400,000 ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Awards under the 2008 RSU may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003, (“the 2003 Plan”), pursuant to which the Compensation Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. No options can be granted after January 17, 2013.

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

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock related awards granted under the Company’s equity incentive plans. All elements of executive compensation are determined by the Committee based on the achievement of ICON’s objectives.

In the year ended December 31, 2008, the officers earned a bonus and the Company awarded executive officers equity incentives in the form of stock options.

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

For fiscal 2008, based upon the Company’s income performance relative to the targets set by the Committee and individual objectives approved by the Committee, the Company’s named executive officers, excluding the Chief Executive Officer, earned an aggregate bonus of $780,002.

Equity Incentive
The Company’s executive officers are eligible to receive equity incentives, including stock options and restricted share units, granted under the Company’s equity incentive plans. If executive officers receive equity incentive grants, they are awarded annually at the first regularly scheduled meeting of the Committee in the fiscal year. Newly hired executive officers may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executive officers if the Committee determines the awards are necessary for retention. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended December 31, 2007 and 2008.

On February 3, 2006, the Company granted performance-based stock options to certain executive officers. The purpose of these grants is to align management and shareholder interests as measured by both revenue growth and the stock markets’ assessment of the Company’s performance.

Chief Executive Officer Compensation
The Committee uses the same factors in determining the compensation of the Chief Executive Officer as it does for the other participants. The Chief Executive Officer’s base salary for the year ended December 31, 2008, was €496,500 ($734,402).

Executive Compensation

Summary compensation table - Year ended December 31, 2008

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)
Peter Gray, Chief Executive Officer	2008	496,500	387,500	49,300	43,380	976,680	1,358,865	80,330	1,439,195
Ciaran Murray, Chief Financial Officer	2008	300,000	215,000	26,400	18,466	559,866	780,935	175,135	956,070
John Climax, Chairman	2008	600,000	405,000	50,000	62,280	1,117,280	1,558,240	71,717	1,629,957
Total	2008	€1,396,500	€1,007,500	€125,700	€124,126	€2,653,826	$3,698,040	$327,182	$4,025,222

Summary compensation table - Year ended December 31, 2007

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)
Peter Gray, Chief Executive Officer	2007	400,000	320,000	40,600	37,919	798,519	1,120,308	61,381	1,181,689
Ciaran Murray, Chief Financial Officer	2007	240,000	180,000	23,999	15,998	459,997	645,001	142,560	787,561
John Climax, Chairman	2007	540,280	378,000	46,056	55,097	1,019,433	1,430,381	61,381	1,491,762
Total	2007	€1,180,280	€878,000	€110,655	€109,014	€2,277,949	$3,195,690	$265,322	$3,461,012

Grant of Plan-Based Awards - Fiscal 2008
With the exception of the bonus element of compensation mentioned above, there were no plan based awards for any of the named executive officers in fiscal 2008.

Director Compensation

Summary compensation table - Year ended December 31, 2008

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	2008	600,000	50,000	467,280	1,117,280	1,558,240	71,717	—	1,629,957
Peter Gray	2008	496,500	49,300	430,880	976,680	1,358,865	80,330	—	1,439,195
Ronan Lambe	2008	—	—	80,000	80,000	118,150	19,861	40,000	178,011
Thomas Lynch	2008	—	—	—	—	—	23,482	55,000	78,482
Edward Roberts	2008	—	—	—	—	—	23,503	65,000	88,503
Shuji Higuchi	2008	—	—	—	—	—	23,503	40,000	63,503
Bruce Given	2008	—	—	—	—	—	18,538	45,000	63,538
Dermot Kelleher	2008	—	—	—	—	—	10,779	21,000	31,779
Total		€1,096,500	€99,300	€978,160	€2,173,960	$3,035,255	$271,713	$266,000	$3,572,968

Summary compensation table - Year ended December 31, 2007

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	2007	540,280	46,056	433,097	1,019,433	1,430,381	61,381	—	1,491,762
Peter Gray	2007	400,000	40,600	357,919	798,519	1,120,308	61,381	—	1,181,689
Ronan Lambe	2007	104,394	4,163	3,903	112,460	148,402	19,156	—	167,558
Thomas Lynch	2007	—	—	—	—	—	24,475	55,000	79,475
Edward Roberts	2007	—	—	—	—	—	22,495	65,000	87,495
Shuji Higuchi	2007	—	—	—	—	—	18,589	40,000	58,589
Bruce Given	2007	—	—	—	—	—	13,624	45,000	58,624
Total		€1,044,674	€90,819	€794,919	€1,930,412	$2,699,091	$221,101	$205,000	$3,125,192

Outstanding Equity Interests Received as Compensation

Outstanding Equity Awards Table
The following table sets forth information concerning stock options held by the named Executive Officers at December 31, 2008:

Name	Option awards
	No. of securities underlying unexercised options – exercisable	No. of securities underlying unexercised options – unexercisable	Equity incentive plan awards: No. of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date
Peter Gray	20,000	—	—	$7.25	Jan 11, 2010
	20,000		—	$7.00	Jan 21, 2011
	16,000	4,000	—	$8.88	Feb 4, 2012
	4,800	7,200	—	$11.00	Feb 3, 2014
	2,400	9,600	—	$21.25	Feb 16, 2015
	—	14,000	—	$35.33	Feb 26, 2016
Ciaran Murray	—	60,000	—	$10.42	Jan 17, 2014
	7,200	10,800	—	$11.00	Feb 3, 2014
	3,200	12,800	—	$21.25	Feb 16, 2015
	—	14,000	—	$35.33	Feb 26, 2016
John Climax	20,000	—	—	$7.25	Jan 11, 2010
	20,000	—	—	$7.00	Jan 21, 2011
	16,000	4,000	—	$8.88	Feb 4, 2012
	4,800	7,200	—	$11.00	Feb 3, 2014
	2,400	9,600	—	$21.25	Feb 16, 2015
	—	10,000	—	$35.33	Feb 26, 2016

All information in this table relates to nonqualified stock options. The Company has not granted any stock appreciation rights (“SARs”) in fiscal year 2008. Substantially all options become exercisable in five equal installments each year beginning on the first anniversary of the grant date.

Options Exercised Table
There were no options exercised during fiscal 2008 by any of the named executive officers.

Retirement Plans & Other Post-Employment Payments & Benefits

Pension Plan
All named executive officers are eligible to participate in a defined contribution pension plan (the “Plan”). The Company matches each participant’s contributions up to a percentage of their annual compensation. Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations. Total company contributions for the named executive officers for the year ended December 31, 2008, was €125,700 ($185,782).

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Peter Gray
Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director of the Company since June 1997. The service agreement with Mr. Gray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He currently holds 98,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. He currently holds 108,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, has served as a Director since June 1990, and Chief Executive Officer from June 1990 to October 2002. He was appointed Chairman of the Board in November 2002. The service agreement with Dr. Climax is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He currently holds 94,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON’s ordinary shares (including ADSs) as of February 19, 2009 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Fidelity Group Companies (3)	5,422,202	9.3%
Dr. John Climax (2)	3,201,568	5.5%
Select Equity Group, Inc. (3)	2,927,223	5.0%
All directors and officers as a group (4)	4,700,644	8.0%

(1)
As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have “beneficial ownership” of any security if that such person has the right to acquire such security within 60 days after such date. Note that all figures have been amended to reflect the Bonus Issues which took place with an effective date of October 13, 2006 and August 8, 2008.

(2)	Includes 3,107,568 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax, and options to purchase 94,000 ADSs.

(3)	Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(4)	Includes 407,200 ordinary shares issuable upon the exercise of stock options granted by the Company.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Given that certain of the ordinary shares and American Depositary Shares (“ADRs”) are held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders. Based on management’s review of relevant filings with the Securities and Exchange Commission and other publicly available information, the Company believes that the number of ordinary shares (including ADSs) held by holders of record that are residents of the United States is below 50% and may include Fidelity Group Companies and Select Equity Group, Inc. The Company notes that of a total of 58,528,955 ordinary shares (including ADSs) of the Company which were issued and outstanding at February 19, 2008, 8,349,425 ordinary shares (including ADSs) were held by holders of record in the United States.

Related Party Transactions

As at December 31, 2008, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 1.1 million and 1.5 million shares respectively in Amarin. These respective holdings equate to approximately 3.97% and 5.42% respectively, of Amarin’s issued share capital. Thomas Lynch also serves as Chairman and Chief Executive Officer of Amarin. Amarin is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $7 million. During the year ended December 31, 2008, the Company recognized $0.2 million of revenue relating to the Amarin contract. At December 31, 2008, $0.3 million was outstanding to be received from Amarin on this trial.

As at December 31, 2008, Dr. John Climax and Dr. Ronan Lambe held 3.05% and 2.94% respectively of the issued share capital of NuPathe Inc. (“NuPathe”). NuPathe is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Prior to July 2008 Dr. Climax also served as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited, a wholly owned subsidiary of ICON plc, in consulting and clinical trial related activities. During the year ended December 31, 2008, the Company recognized $0.1 million relating to the NuPathe contract. There were no amounts outstanding as at December 31, 2008.

Mr Edward Roberts has served as Chairman of Merz GmbH since 2003. Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry. ICON Clinical Research Limited, a wholly owned subsidiary of ICON plc, has entered into a number of contracts with Merz for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $44.1 million. During the prior year ended December 31, 2008, ICON recognized a total of $7.6 million of revenue in relation to these activities. There were no amounts outstanding as at December 31, 2008.

Prior to June 25, 2007, Dr. Bruce Given served as the President and Chief Executive Officer of Encysive Pharmaceuticals Inc. (“Encysive”). Encysive is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. As of December 31, 2007, Dr. Bruce Given’s holdings in Encysive was less than 0.1% of the issued share capital. During the year ending December 31, 2003, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. During the year ended December 31, 2007, ICON recognized a total of $0.1 million of revenue in relation to these activities. No revenue was earned from these activities during the year ended December 31, 2008.

As of December 31, 2007, Dr. Ronan Lambe held 1.4 million shares in AGI Therapeutics Limited (“AGI”), a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. During September 2004, AGI engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. The total value of this study was $2.8 million. No revenue was recognized during the years ended December 31, 2007 and December 31, 2008. There were no amounts outstanding as at December 31, 2007 and December 31, 2008.

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

Year Ending	High Sales Price During Period	Low Sales Price During Period
May 31, 2004	$11.52	$6.47
May 31, 2005	$11.23	$7.57
December 31, 2005 (7 month transition period)	$12.63	$7.53
December 31, 2006	$20.18	$10.25
December 31, 2007	$32.40	$18.34
December 31, 2008	$44.78	$15.64

Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Mar 31, 2007	$22.30	$18.34
June 30, 2007	$24.83	$20.83
Sept 30, 2007	$26.63	$21.26
Dec 31, 2007	$32.40	$25.36
Mar 31, 2008	$35.56	$28.63
June 30, 2008	$39.12	$29.52
Sept 30, 2008	$44.78	$35.00
Dec 31, 2008	$39.66	$15.64

Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2008	$42.09	$36.07
Aug 31, 2008	$44.78	$40.00
Sept 30, 2008	$43.75	$35.00
Oct 31, 2008	$39.66	$18.67
Nov 30, 2008	$27.90	$15.64
Dec 31, 2008	$24.37	$17.27

All comparative figures above have been amended to reflect the Bonus Issues which took place with an effective date of August 8, 2008 and October 13, 2006.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia and certain associated persons, Zimbabwe, the Islamic Republic of Iran, the Democratic Peoples Republic of Korea, the Republic of Lebanon, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Libya, Burma/Myanmar, Uzbekistan, Sudan, Somalia, Cote D’Ivoire, the Democratic Republic of Congo, President Lukashenko and certain other officials of Belarus, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sierra Leone, Sudan, Cote D’Ivoire, Democratic Republic of Congo, Liberia, individuals designated by the international independent investigation Commission or the Government of Lebanon, Democratic Peoples Republic of Korea, the Islamic Republic of Iran, Iraq, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under the Company’s Articles of Association, or under Irish Law that limit the right of non-residents or foreign owners to hold or vote the Company’s ordinary shares or ADSs.

Memorandum and Articles of Association

We hereby incorporate by reference the description of our Memorandum and Articles of Association located under the heading “Description of the Memorandum and Articles of Association of the Company” in our Form 6-K filed with the Securities Exchange Commission on December 5, 2008.

On July 21, 2008, at ICON’s Annual General Meeting, the Articles of Association of ICON plc were amended to increase the authorized share capital. The following amendments were made:

“That the authorized share capital of the Company be increased from €2,400,000 divided into 40,000,000 Ordinary Shares of €0.06 each, to €6,000,000 divided into 100,000,000 Ordinary Shares of €0.06 each.”

On July 21, 2008, at ICON’s Annual General Meeting, the Articles of Association of ICON plc were amended to authorise the chairman to have a casting vote. The following amendments were made:

“That Article 101(a) of the Company’s existing Articles of Association be deleted and replaced in its entirety with the following new Article 101(a):

(a) Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.”

Material Contracts

The Company leases all but one of its facilities under operating leases. Certain of these leases are considered to be material.

Taxation

General

The following discussion is based on existing Irish tax law, Irish court decisions and the practice of the Revenue Commissioners of Ireland, and the convention between the United States and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to income and capital gains (the “Treaty”). This discussion does not purport to deal with the tax consequences of owning the ordinary shares for all categories of investors, some of which may be subject to special rules. Prospective purchasers of ordinary shares are advised to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under Irish law. Each prospective investor should understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust; and for purposes of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE ADSs REPRESENTING SUCH ORDINARY SHARES AND ADRs EVIDENCING OWNERSHIP OF SUCH ADSs.

Irish Taxation

Irish corporation tax on income
ICON is a public limited company incorporated and resident for tax purposes in Ireland.

For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be Irish tax resident. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the Company’s management to continue to manage and control the Company from the Republic of Ireland, so that the Company will continue to be resident in the Republic of Ireland.

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

To the extent that the company is involved in the “manufacture” of goods in Ireland, income from this activity, in respect of its data processing operations carried out in Ireland (which is deemed to be manufacturing for Irish tax purposes) , can qualify for a 10% rate of tax. This relief is available until December 31, 2010, and thereafter the income will be taxed at the standard rate applicable to trading income which is currently 12.5%.

Corporation tax is charged at the rate of 25% on a company’s non-trading income and certain types of trading income not eligible for the lower rates discussed above.

Capital gains arising to an Irish resident company are liable to tax at 20% (22% for disposals made on or after 14 October 2008). However, a capital gains tax exemption has been introduced in Ireland in respect of disposals of certain qualifying shareholdings.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

●
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, for a period of at least one year, within the two year period prior to disposal.

●	The shares being disposed of must be in a company, which at the date of disposal, is resident in an EU Member State or in a state with which Ireland has signed a double tax agreement.

●	The shares must be in a company which is primarily a trading company or else the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group.

●	The shares must not derive the greater part of their value from land or mineral rights in the State.

Taxation of Dividends
Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income (subject to conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has signed a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration. No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company. Where the Irish company receiving the dividend does not hold at least 51% of the shares of the paying company, the dividend will be exempt if the Irish corporate shareholder makes the requisite declaration.

Non-Irish resident corporate shareholders that:

●	are ultimately controlled by residents of a Relevant Territory;

●	are resident in a Relevant Territory and are not controlled by Irish residents;

●	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory or Territories; or

●
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

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank will be allowed to receive and pass on a dividend from the Irish company without any deduction for withholding tax in the following circumstances:

●	the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either

●	the depositary bank’s ADS register shows that the beneficial owner has a U.S. address on the register; or

●
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

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

●	an individual resident in the U.S. (or any other country with which Ireland has signed a double taxation treaty);

●	a corporation that is ultimately controlled by persons resident in the U.S. (or any other country with which Ireland has signed a double taxation treaty);

●
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has signed a double taxation treaty;

●	a corporation resident in another EU member state or in a country with which Ireland has signed a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

●
a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has signed a double taxation treaty.

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

Taxation of Capital Gains

A person who is not resident or ordinarily resident in Ireland, has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or ADSs, so long as the ordinary shares or ADSs, as the case may be, are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights. There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals -:

●	who cease to be Irish resident;

●	who own the shares when they cease to be resident;

●	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

●	who dispose of an interest in a company during this temporary non-residence; and

●	the interest disposed of represents 5% or greater of the share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances.

Where a gift or inheritance is taken under a disposition made after December 1, 1999, it will be within the charge to CAT:
●	to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;
●	where the person making the gift or inheritance is or was resident or ordinarily resident in the Republic of Ireland at the date of the disposition under which the gift or inheritance is taken;
●
in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he made the settlement, or at the date of the gift or, if he is dead at the date of the gift, at his death; or

●	where the person receiving the gift or inheritance is resident or ordinarily resident in the Republic of Ireland at the date of the gift or inheritance.

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

The tax-free threshold amounts that apply during 2009 are:
●	€27,127 (2008: €26,060) in the case of persons who are not related to one another;
●	€54,254 (2008: €52,151) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
●
€542,544 (2008: €521,208) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of €12.70 (the nominal rate) will apply.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Qualitative Disclosure of Market Risk. The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

●	Interest rate changes on short term investments (available for sale) in the form of floating rate notes and medium term minimum “AA” rated corporate securities, and

●	Interest rate risk on variable rate debt.

●	Foreign currency risk on non-U.S. dollar denominated cash and non-U.S. dollar denominated debt.

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes. The Company had no interest rate instruments or derivatives as at December 31, 2008.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro. At December 31, 2008, we had cash denominated in non-U.S. dollar denominated currencies. In order to reduce the foreign currency exchange risk, we may enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. At December 31, 2008, we held no foreign exchange forward contracts.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2008 (in thousands)	Fair value Change +10% movement in foreign exchange rate (in thousands)	Fair value Change -10% movement in foreign exchange rate (in thousands)

Non-U.S. Dollar denominated cash
	$13,917	$1,392	($1,392)
Non-U.S. Dollar denominated short term debt	$40,193	$4,019	($4,019)

Interest Rate Risk

The sensitivity analysis below represents the hypothetical change in our interest income/(expense) based on an immediate 1% movement in market interest rates.

	Interest Income/(Expense) for the year ended December 31, 2008 (in thousands)	Interest Income/(Expense) Change 1% increase in market interest rate (in thousands)	Interest Income/(Expense) Change 1% decrease in market interest rate (in thousands)

Interest Income	$2,880	$3,882	$1,860

Interest Expense	($4,102)	($5,156)	($3,048)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We hereby incorporate by reference the description of the amendment to our Memorandum and Articles of Association described under the heading “Memorandum and Articles of Association” from Item 10 of this Form 20-F.

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2008. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report

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

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Mr. Thomas Lynch acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. Mr. Lynch is an independent Board member and serves as one of our non-executive directors.

Item 16B. Code of Ethics

Our Board of Directors adopted its code of ethics in 2003, which applies to the Chief Executive Officer, the Chief Financial Officer and any persons performing similar functions, if any, of the Company.

There are no material modifications to, or waivers from, the provisions of such code, which are required to be disclosed.

This code is available on our website at the following address:

http://www.iconplc.com

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2008 and December 31, 2007, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2008, and December 31, 2007, and fees billed for other services rendered by KPMG.

	12 month period ending December 31, 2007		12 month period ending December 31, 2008
	(in thousands)		(in thousands)
Audit fees (1)	$2,075	71%	$1,835	54%
Audit related fees (2)	418	14%	403	12%
Tax fees (3)	429	15%	1,171	34%

Total	$2,922	100%	$3,409	100%

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 57 to 97 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management’s Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as at December 31, 2007 and 2008

Consolidated Statements of Operations for the years ended December 31, 2006, December 31, 2007 and December 31, 2008.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2006, December 31, 2007 and December 31, 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2006, December 31, 2007 and December 31, 2008.

Notes to the Consolidated Financial Statements.

Exhibits of ICON plc and subsidiaries

Amended Memorandum and Articles of Association (incorporated by reference to Exhibits 3.1 and 3.2 to the Form 6-k (File No. 333-08704) filed on December 5, 2008).

ICON plc Share Option Plan 2003, as updated on October 26, 2006, for the 2006 bonus issue, further updated on February 5, 2007 and updated on July 21, 2008, for the 2008 bonus issue (incorporated by reference to Exhibit 4.1 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

ICON plc Consultants Share Option Plan 2008 (incorporated by reference to Exhibit 4.2 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

ICON plc Employee Share Option Plan 2008 (incorporated by reference to Exhibit 4.3 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

ICON plc Employees Restricted Share Unit Plan (incorporated by reference to Exhibit 4.4 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

Significant subsidiaries (Incorporated by reference in Item 4).

Office Space Lease, dated September 25, 1998, between ICON Clinical Research, Inc. and O’Neill Lansdale Properties, L.P.

Amended and Restated Office Space Lease, dated January 1, 2001, between ICON Clinical Research and 212 Church Associates, L.P.

Amendment Number 1 to the Amended and Restated Office Space Lease, between ICON Clinical Research , Inc. and 212 C Associates, L.P.

Amendment Number 2 to the Amended and Restated Office Space Lease, dated January 11, 2005, between ICON Clinical Research , Inc. and 212 C Associates, L.P.

Agreement of Lease, dated August 13, 2001, between ICON Clinical Research (UK) Limited, ICON plc and Capital Business Parks Globeside Limited.

Agreement of Lease, dated November 29, 2002, between ICON Laboratories, Inc. and MSM Reality Co. LLC, Davrick, LLC and Sholom Blau Co. LLC (together, the “Landlord”).

Highwoods Properties Office Lease, dated February 17, 2003, between ICON Clinical Research, Inc. and Highwoods Realty Limited Partnership.

Section 302 certifications.

Section 906 certifications.

Consent of KPMG, Independent Registered Public Accounting Firm

Management’s Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2008, the Company’s internal control over financial reporting was effective. In addition, there have been no changes in the Company’s internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2008 and December 31, 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 19, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of ICON plc

We have audited ICON plc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated February 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
February 19, 2009

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2008
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$76,881	$58,378
Short term investments - available for sale (Note 3)	41,752	42,726
Accounts receivable	129,865	210,535
Unbilled revenue	144,661	141,727
Other receivables	6,171	11,196
Deferred tax asset (Note 13)	4,919	5,609
Prepayments and other current assets	16,449	24,332
Income taxes receivable (Note 13)	2,448	5,776
Total current assets	423,146	500,279
Other Assets:
Property, plant and equipment, net (Note 6)	133,426	171,748
Goodwill (Note 4)	123,879	169,344
Non-current other assets	2,140	2,179
Non-current income taxes receivable (Note 13)	3,049	4,840
Non-current deferred tax asset (Note 13)	5,703	8,271
Intangible assets (Note 5)	1,795	10,624
Total Assets	$693,138	$867,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$13,459	$17,505
Payments on account	96,553	121,935
Other liabilities (Note 7)	70,743	130,223
Deferred tax liability (Note 13)	398	1,356
Bank credit lines and loan facilities (Note 8)	43,767	40,193
Income taxes payable (Note 13)	4,955	3,110
Total current liabilities	229,875	314,322
Other Liabilities:
Long term government grants (Note 11)	1,179	1,386
Long term finance leases	49	470
Non-current income taxes payable (Note 13)	13,906	15,949
Non-current deferred tax liability (Note 13)	5,966	12,196
Non-current other liabilities	1,394	1,410
Non-current bank credit lines and facilities (Note 8)	51,062	65,186
Minority interest (Note 4)	1,307	—
Shareholders’ Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
57,670,488 shares issued and outstanding at December 31, 2007 and 58,518,195 shares issued and outstanding at December 31, 2008*.	4,843	4,921
Additional paid-in capital	143,639	162,057
Accumulated other comprehensive income	31,828	3,178
Retained earnings	208,090	286,210
Total Shareholders’ Equity	388,400	456,366
Total Liabilities and Shareholders’ Equity	$693,138	$867,285

*Comparative figures have been amended to reflect the Bonus Issues (Stock Splits) which took place with an effective date of October 13, 2006 and August 8, 2008

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2006	2007	2008
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$649,826	$867,473	$1,209,451
Reimbursable expenses	(194,229)	(236,751)	(344,203)
Net revenue	455,597	630,722	865,248

Costs and expenses:
Direct costs	256,263	354,479	489,238
Selling, general and administrative	136,569	187,993	248,778
Depreciation and amortization	14,949	19,008	27,728
Total costs and expenses	407,781	561,480	765,744

Income from operations	47,816	69,242	99,504
Interest income	3,765	4,141	2,881
Interest expense	(125)	(1,403)	(4,105)

Income before provision for income taxes	51,456	71,980	98,280
Provision for income taxes (Note 13)	(12,924)	(15,830)	(19,967)
Minority interest	(228)	(187)	(193)

Net income	$38,304	$55,963	$78,120
Net income per ordinary share:
Basic	$0.68	$0.97	$1.34

Diluted	$0.66	$0.94	$1.30

Weighted average number of ordinary shares outstanding*:
Basic (Note 2)	56,629,970	57,410,544	58,245,240

Diluted (Note 2)	57,726,668	59,495,928	60,221,587

The accompanying notes are an integral part of these consolidated financial statements.

*Comparative figures have been amended to reflect the Bonus Issues (Stock Splits) which took place with an effective date of October 13, 2006 and August 8, 2008

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2005*	56,072,368	$4,715	$119,611	$3,409	$113,823	$241,558

Comprehensive Income:
Net income	—	—	—	—	38,304	38,304
Currency translation adjustment	—	—	—	11,482		11,482
Actuarial loss on defined benefit pension plan (net of nil tax)	—	—	—	(376)	—	(376)
Total comprehensive income						49,410
Exercise of share options	963,336	74	6,605	—	—	6,679
Share based compensation expense	—	—	4,066	—	—	4,066
Share issue costs	—	—	(84)	—	—	(84)
Tax benefit on exercise of options	—	—	1,109	—	—	1,109
Balance at December 31, 2006*	57,035,704	$4,789	$131,307	$14,515	$152,127	$302,738

Comprehensive Income:
Net income	—	—	—	—	55,963	55,963
Currency translation adjustment (net of tax)	—	—	—	11,893	—	11,893
Actuarial gain on defined benefit pension plan (net of nil taxation)	—	—	—	5,420	—	5,420
Total comprehensive income						73,276
Exercise of share options	634,784	54	5,244	—	—	5,298
Share based compensation expense			5,748	—	—	5,748
Share issue costs	—	—	(126)	—	—	(126)
Tax benefit on exercise of options	—	—	1,466	—	—	1,466
Balance at December 31, 2007*	57,670,488	$4,843	$143,639	$31,828	$208,090	$388,400

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2007*	57,670,488	$4,843	$143,639	$31,828	$208,090	$388,400

Comprehensive Income:
Net income	—	—	—	—	78,120	78,120
Currency translation adjustment (net of tax)	—	—	—	(27,606)	—	(27,606)

Actuarial gain on defined benefit pension plan (net of nil taxation)	—	—	—	(1,044)	—	(1,044)
Total comprehensive income						49,470
Exercise of share options	847,707	78	8,438	—	—	8,516
Share based compensation expense	—	—	6,058	—	—	6,058
Share issue costs	—	—	(138)	—	—	(138)
Tax benefit on exercise of options	—	—	4,060	—	—	4,060
Balance at December 31, 2008*	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

*Comparative figures have been amended to reflect the Bonus Issues (Stock Splits) which took place with an effective date of October 13, 2006 and August 8, 2008

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31 2008
Cash flows from operating activities:
Net income	$38,304	$55,963	$78,120
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	186	396	254
Depreciation and amortization	14,949	19,008	27,728
Amortization of government grants	(114)	(117)	(126)
Stock compensation expense	4,066	5,748	6,058
Deferred taxes	(1,887)	(1,177)	2,909
Minority interest	228	187	193
Changes in assets and liabilities:
Increase in accounts receivable	(32,893)	(11,390)	(83,816)
(Increase)/decrease in unbilled revenue	(24,178)	(52,231)	2,168
Decrease/(increase) in other receivables	5,089	2,275	(10,175)
(Increase)/decrease in prepayments and other current assets	(2,477)	502	(9,444)
Increase in other non current assets	—	(2,140)	(39)
Increase in payments on account	35,605	4,220	26,404
Increase in other current liabilities	10,699	14,403	41,849
Increase in other non current liabilities	—	1,394	17
Increase/(decrease) in income taxes payable	1,532	3,582	(3,968)
Increase in accounts payable	1,343	2,343	3,150
Net cash provided by operating activities	50,452	42,966	81,282
Cash flows from investing activities:
Purchase of property, plant and equipment	(31,516)	(75,391)	(67,882)
Purchase of subsidiary undertakings and acquisition costs	(7,017)	(41,150)	(49,540)
Deferred payments in respect of historical acquisitions	(96)	—	—
Cash acquired with subsidiary undertaking	341	—	549
Grant received	—	—	400
Sale of short term investments	3,008	14,824	14,026
Purchase of short term investments	(20,021)	(16,753)	(15,000)
Net cash used in investing activities	(55,301)	(118,470)	(117,447)
Cash flows from financing activities:
Drawdown of credit lines and facilities	112	94,829	58,925
Repayment of credit lines and facilities	—	(5,000)	(48,927)
Proceeds from the exercise of share options	6,679	5,298	8,516
Share issuance costs	(84)	(126)	(138)
Tax benefit from the exercise of share options	1,109	1,466	4,060
Bank overdraft acquired with subsidiary undertakings	—	(2,400)	—
Repayment of other liabilities and finance lease obligations	(114)	(109)	(99)
Net cash provided by financing activities	7,702	93,958	22,337
Effect of exchange rate movements on cash	677	(4,612)	(4,675)
Net increase/(decrease) in cash and cash equivalents	3,530	13,842	(18,503)
Cash and cash equivalents at beginning of year	59,509	63,039	76,881

Cash and cash equivalents at end of year	$63,039	$76,881	$58,378

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

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2008, the Company had 6,975 employees, in 71 locations, in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistics and Central Laboratory and Imaging Services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2008, we derived approximately 43.8%, 47.8% and 8.4% of our net revenue in the United States, Europe and Rest of World, respectively.

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method based on the relationship between hours incurred and the total estimated hours of the trial. The input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract costs equate to the product of labor hours incurred and compensation rates. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the Company may routinely adjust time estimates, the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate.

Biometrics revenue is recognised on a fee-for-service method as each unit of data is prepared on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Imaging revenue is recognised on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognised on a fee-for-service basis as each hour of the related service is performed. Laboratory service revenue is recognised on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, for example, target patient enrolment rates, clinical testing sites initiated or case report forms completed. Once the milestone target is reached, amounts become billable in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses ensure that the Company is paid for all work performed to the termination date.

(d)	Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrollment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of the accrued expense are classified as prepaid expenses and accrued expense in excess of amounts paid are classified as accounts payable.

(e)	Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees, other direct project-related costs and share based compensation.

(f)	Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$2,687,000 and US$3,612,000 for the years ended December 31, 2006 and 2007 respectively. For the year ended December 31, 2008, these costs amounted to U.S.$3,467,000.

(g)	Foreign currencies and translation of subsidiaries

The Company’s financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. For the years ended December 31, 2006 and 2007 the amounts charged to income amounted to, U.S.$ 1,538,000 and U.S. $6,266,000 respectively. For the year ended December 31, 2008, amounts credited to income amounted to U.S. $2,255,000.

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

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out as at December 31, 2006, December 31, 2007 and December 31, 2008.

(k)	Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(m)	Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity. Any differences between the cost and fair value of the investments are represented by accrued interest.

(n)	Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of raw materials comprises the purchase price and attributable costs, less trade discounts. As at the year ended December 31, 2008, the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was U.S.$3.4 million (2007: U.S.$2.6 million).

(o)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Years

Building	40
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5
Computer equipment and software	4-8

Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

(p)	Income taxes

The Company applies FASB Statement No. 109, Accounting for Income Taxes (“SFAS No.109”), which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted Financial Interpretation Note No. 48 Accounting for uncertainty in Income taxes (FIN 48”) with effect from January 1, 2007. FIN 48 requires that the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement when considering uncertain tax positions.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by FASB Statement No. 87, Employers Accounting for Pensions (“SFAS No. 87) and the plan is presented in accordance with the requirements of FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pensions and Other Post-retirement Plans (“SFAS No. 158”).

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,

	2006	2007	2008
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	56,629,970	57,410,544	58,245,240

Effect of dilutive share options outstanding	1,096,698	2,085,384	1,976,347
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	57,726,668	59,495,928	60,221,587

(t)	Share-based compensation

The Company accounts for its share options in accordance with the provisions of FASB Statement No. 123R Share Based Payment (“SFAS 123R”). SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values over the requisite service period. The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R and the estimated number of awards that are expected to vest. Results for periods prior to the adoption of SFAS 123R have not been restated.

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

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum “AA” rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity. In the years ended December 31, 2006, December 31, 2007 and December 31, 2008, no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

	December 31, 2007	December 31, 2008
	(in thousands)
Opening Goodwill	$78,717	$123,879
Arising during the year	42,081	55,674
Foreign exchange movement	3,081	(10,209)

Closing Goodwill	$123,879	$169,344

The distribution of goodwill by business segment was as follows:

	December 31, 2007	December 31, 2008
	(in thousands)
Central laboratory	$—	$—
Clinical research	123,879	169,344

Total	$123,879	$169,344

(a) Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition. Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services. Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008. No amounts have been accrued at December 31, 2008, as the milestones have not been achieved.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

February, 11 2008
(in thousands)
Property, plant and equipment	$327
Intangible assets	2,890
Goodwill	9,995
Cash	5
Other current assets	575
Current liabilities	(1,951)
Purchase price	$11,841

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

The proforma effect of the Healthcare Discoveries acquisition if completed on January 1, 2007, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 as follows:

	Year Ended December 31,
	2007	2008
	(in thousands)
Net revenue	$638,706	$865,723
Net income	$55,375	$77,508
Basic earnings per share	$0.96	$1.33
Diluted earnings per share	$0.93	$1.29

(b) Acquisition of Prevalere Life Sciences Inc.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009. Additional consideration of $5.0 million has been accrued at December 31, 2008, in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued for additional consideration potentially payable in respect of the milestones for the year ended December 31, 2009.

The acquisition of Prevalere has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

November 14, 2008 (in thousands)
Property, plant and equipment	$2,614
Intangible assets	7,375
Goodwill	29,086
Cash	544
Other current assets	5,833
Current liabilities	(2,827)
Purchase price	$42,625

Goodwill represents the acquisition of an established workforce with experience in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies and allows ICON to participate in a growing market for these services.

The proforma effect of the Prevalere acquisition if completed on January 1, 2007, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 as follows:

	Year Ended December 31,
	2007	2008
	(in thousands)
Net revenue	$641,116	$879,940
Net income	$57,894	$83,919
Basic earnings per share	$1.01	$1.44
Diluted earnings per share	$0.97	$1.39

(c) Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones are achieved during the year ended December 31, 2009. At December 31, 2008, no amounts have been accrued in respect of the additional consideration payable.

The acquisition of Beacon has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The excess of consideration paid of $17.8 million, including costs of acquisition, over the carrying value of minority interest of $1.5 million, has been recorded as goodwill of $16.3 million., pending the Company’s finalization of the allocation of total consideration paid to acquired net tangible and intangible assets. This allocation will be completed in 2009. Goodwill represents the acquisition of the minority interest in the net assets of Beacon.

The proforma effect of the Beacon acquisition, if completed on January 1, 2007, would have had no impact on net revenue. The profoma effect on net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 would have been as follows:

	Year Ended December 31,
	2007	2008
	(in thousands)
Net income	$56,150	$78,313
Basic earnings per share	$0.98	$1.34
Diluted earnings per share	$0.94	$1.30

(d) Acquisition of DOCS International

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization, for a cash consideration of $40.6 million (€29.5 million), excluding costs of acquisition.

The acquisition of DOCS has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”). The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)
Property, plant and equipment	$984
Intangible asset	2,035
Goodwill	42,395
Bank overdraft	(2,400)
Other current assets	7,646
Current liabilities	(9,510)
Purchase price	$41,150

Goodwill represents the geographical presence afforded to the Company in the European staffing market and the acquisition of an established workforce in the eight countries in which DOCS International operates.

The proforma effect of the DOCS acquisition if completed on January 1, 2006, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2006 and 2007 as follows:

	Year Ended December 31,
	2006	2007
	(in thousands)
Net revenue	$478,622	$645,527
Net income	$37,747	$56,245
Basic earnings per share	$0.66	$0.98
Diluted earnings per share	$0.65	$0.94

5. Intangible Assets

	December 31, 2007	December 31, 2008
	(in thousands)
Cost
Customer relationships acquired	$2,035	$11,095
Volunteer List acquired	—	1,325
Foreign exchange movement	120	(90)

	2,155	12,330
Accumulated amortization	(345)	(1,770)
Foreign exchange movement	(15)	64

Net book value	$1,795	$10,624

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries, a US based organization engaged in the provision of Phase I clinical trial management activities. The value of certain client relationships identified of U.S.$1.6 million are being amortised over periods ranging from approximately 2 to 9 years, the estimated periods of benefit. The value of certain volunteer lists identified of U.S.$1.3 million are being amortised over approximately 6 years, the estimated period of benefit. U.S. $498,000 has been amortised in the period since the date of acquisition.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences, a US based organization engaged in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. The value of certain customer relationships identified of U.S.$7.4 million are being amortised over periods ranging from approximately 7 to 11 years, the estimated period of the benefit. U.S. $87,000 has been amortised in the period since the date of acquisition

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization. The value of certain customer relationships identified is being amortised over approximately 3 years, the estimated period of the benefit. U.S.$1,121,000 has been amortised in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2009 to December 31, 2013 is as follows:

Year ended December 31 (in thousands)

2009	$2,074
2010	1,484
2011	1,140
2012	1,140
2013	1,140

$6,978

6. Property, Plant and Equipment, net

	December 31, 2007	December 31, 2008
	(in thousands)
Cost
Land	$4,102	$3,963
Building	70,260	85,099
Computer equipment and software	95,689	117,278
Office furniture and fixtures	41,140	53,775
Laboratory equipment	11,180	24,822
Leasehold improvements	5,753	5,983
Motor vehicles	78	75

	228,202	290,995
Less accumulated depreciation and asset write off	(94,776)	(119,247)

Property, plant and equipment (net)	$133,426	$171,748

Total cost at December 31, 2008, includes U.S.$1,054,000 (2007: U.S.$1,043,000), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S. $303,000 (2007: U.S.$869,000). The cost of assets under construction as at December 31, 2008, amounted to $nil million (2007: US$23.0 million).

7. Other Liabilities

	December 31, 2007	December 31, 2008
	(in thousands)

Accrued liabilities	$27,938	$44,440
Accrued salary and bonuses	36,341	51,647
Accrued social welfare costs	3,961	8,757
Lease accruals	2,257	2,508
Short term government grants	125	144
Short term finance leases (Note 15)	121	327
Acquisition consideration payable	—	22,400

	$70,743	$130,223

8. Bank Credit Lines and Loan Facilities

	December 31, 2007	December 31, 2008
	(in thousands)
Current maturities	$43,767	$40,193
Non- current maturities	51,062	65,186

	$94,829	$105,379

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($48.9 million) with The Governor and Company of the Bank of Ireland. Our obligations under the facility are secured by certain composite guarantees and indemnities and pledges in favor of the bank. The facility bears interest at an annual rate equal to the EURIBOR plus a margin. On July 10, 2007, the Company drew down €29.5 million ($41.2 million) of the facility to fund the acquisition of DOCS International. On October 15, 2007, the remaining €5.5 million ($7.7 million) of the facility was drawn down to fund expenditure on the expansion of the Company’s facility in Dublin, Republic of Ireland.

On January 2, 2009, an additional four year committed credit facility was negotiated with The Governor and Company of the Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the bank.

On October 17, 2007, an uncommitted credit facility was negotiated with Allied Irish Bank plc, for €30 million ($41.9 million). Interest is calculated at the EUR interbank rate plus a margin. The facility is secured by the same composite guarantees and indemnities in place for the Bank of Ireland committed facility. The funds were used to refinance overdraft facilities in place to fund expenditure on the expansion of the Dublin facility. On January 8, 2008, the facility with Allied Irish Banks plc was increased to €50 million ($69.9 million).

On December 22, 2008, committed credit facilities were negotiated with Allied Irish Bank plc for $75 million. The facilities comprise a one year Euro facility of approximately €20 million ($28.0 million), with the balance comprising a three year US dollar facility. The Euro facility bears interest at EURIBOR plus a margin and the US dollar facility bears interest at LIBOR plus a margin. Both facilities are secured by certain composite guarantees and pledges in favour of the bank. These facilities replace the uncommitted facilities negotiated on January 8, 2008. $28.4 million of these facilities were used to fund the acquisition of Prevalere with the remaining balance used to refinance the previous drawn uncommitted facilities.

On February 4, 2008, an uncommitted credit facility was negotiated with Citibank N.A, for $30 million. Interest is calculated at the London Interbank Market rate plus a margin. $12.0 million of this facility was drawn down in February 2008 to fund the acquisition of Healthcare Discoveries. On September 30, 2008, the $12.0 million previously drawn was repaid in full. At December 31, 2008, this facility remained un-drawn and available to the Company.

The average margin payable on the above mentioned facilities is 1.70 per cent.

The drawn facilities above are repayable as follows:

Year ended December 31 (in thousands)
2009	$40,193
2010	—
2011	52,954
2012	—
2013	12,232

$105,379

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant’s contributions typically at 6% of the participant’s annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, were U.S.$4,837,000, U.S.$7,306,000 and U.S.$10,372,000 respectively.

The Company’s United States operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant’s contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, were U.S.$3,428,000, U.S.$4,488,000 and U.S.$4,499,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2006, December 31, 2007 and December 31, 2008, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.158, Employers’ Accounting for Defined Pension and Other Postretirement Plans. The plan is no longer open to new entrants.

Change in benefit obligation	December 31, 2007	December 31, 2008
	(in thousands)
Benefit obligation at beginning of year	$17,816	$15,216
Service cost	766	437
Interest cost	930	854
Plan participants’ contributions	227	207
Benefits paid	(50)	(75)
Actuarial gain	(4,722)	(1,968)
Plan curtailments	—	(871)
Foreign currency exchange rate changes	249	(3,686)
Benefit obligation at end of year	$15,216	$10,114

Change in plan assets	December 31, 2007	December 31, 2008
	(in thousands)
Fair value of plan assets at beginning of year	$13,092	$15,470
Actual return on plan assets	1,582	(1,858)
Employer contributions	457	428
Plan participants’ contributions	227	207
Benefits paid	(50)	(75)
Foreign currency exchange rate changes	162	(3,780)
Fair value of plan assets at end of year	$15,470	$10,392

None of the fair values of the assets above include any of the Company’s own financial instruments, or any property occupied by, or other assets used by, the Company.

Funded status	December 31, 2007	December 31, 2008
	(in thousands)
Projected benefit obligation	($15,216)	($10,114)
Fair value of plan assets	15,470	10,392
Funded status	$254	$278
Unrecognized net loss	—	—
Current asset	254	278
Non-current asset	—	—

Components of net periodic benefit cost/(credit)	December 31, 2006	December 31, 2007	December 31, 2008
	(in thousands)
Service cost	$685	$766	$437
Interest cost	730	930	854
Expected return on plan assets	(593)	(928)	(1,063)
Plan curtailments	—	—	(871)
Amortization of net loss/(gain)	15	44	(89)
Net periodic benefit cost/(credit)	$837	$812	($732)

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are U.S.$0.02 million and U.S.$nil respectively.

Amounts included in other comprehensive income consist of:	December 31, 2006	December 31, 2007	December 31, 2008
	(in thousands)
Actuarial loss/(gain)	$391	($5,376)	$955
Less actuarial loss /(gain) recognized in net periodic benefit cost	(15)	(44)	89
Amounts recognized in other comprehensive income	$376	($5,420)	$1,044

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit/cost	December 31, 2006	December 31, 2007	December 31, 2008
	(in thousands)
Net actuarial loss/(gain)	$2,220	($3,200)	($2,156)
Total amount in accumulated other comprehensive income	$2,220	($3,200)	($2,156)

Accumulated other comprehensive income expected to be recognized as periodic benefit cost over the next financial year	December 31, 2009
(in thousands)
Net gain	$22
$22

Weighted average assumptions to determine benefit obligation	December 31, 2007	December 31, 2008

Discount rate	5.8%	6.4%
Rate of compensation increase	4.5%	4.2%
Expected rate of return on plan assets	7.1%	6.8%

The assets of the scheme are invested in a global equity fixed index fund. The expected long-term rate of return on assets of 6.8% was calculated as the value of the fund after application of a market value reduction factor. The underlying asset split of the fund is shown below.

Asset Category	December 31, 2007	December 31, 2008

Equity	63%	90%
Bonds	20%	10%
Property	12%	—%
Cash/other	5%	—%

	100%	100%

The assets of the scheme are invested in the Legal and General Global Equity Fixed Index Fund. The aim of this fund is to capture the returns on UK and overseas equity markets with a more even investment in UK and overseas equities than would be provided by reference to market capitalization or consensus weights. Although market fluctuations of investment return are smoothed through the declaration of annual bonuses, the investment objective is to provide payments which reflect the actual investment returns achieved by the scheme over the long run.

The accumulated benefit obligation for the defined pension plans was $10.1 million at December 31, 2008 (December 31, 2007: $15.2 million; December 31, 2006: $17.8 million). With effect from July 1, 2003, the scheme was closed to new entrants. The Company expects to contribute $0.4 million to its pension fund in the year ending December 31, 2009.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Estimated future benefit payments	(in thousands)

2009	$15
2010	44
2011	44
2012	73
2013	73
Years 2014 - 2018	$386

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements plus an additional amount in respect of recent average withdrawal experience. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of scheme assets. The cash flows above have been estimated on the assumption that pensions will be paid monthly out of scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different from those shown above.

Overall Rate of Return

At December 31, 2008, UK gilts were yielding around 3.9% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.

The long-term expected return on equities and property has been determined by setting appropriate risk premiums above the yield on UK gilts. A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts. A long term property “risk-premium” of 2.6% per annum has been assumed, this being the expected long-term out-performance of property over UK gilts. The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date. This represents the iboxx AA 15 year plus return. The long term expected return on cash is determined by reference to bank base rates at the balance sheet date.

Applying the above expected long term rates of return to the asset distribution at December 31, 2008, gives rise to an expected overall rate of return of scheme assets of approximately 6.8% per annum.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum

Equities	7.0%
Bonds	4.8%
Property	6.5%
Cash	2.0%

10. Share Options and Stock Compensation Charges

The Company accounts for its share options in accordance with the provisions of SFAS No. 123R, Share Based Payment. SFAS 123R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for periods prior to the adoption of SFAS 123R were not restated.

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares. There is no individual limit under the 2008 Consultants Option Plan. No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Awards under the 2008 RSU may be settled in cash or shares.

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

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at December 31, 2008, is eight years. No options can be granted after January 17, 2013.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2006, December 31, 2007 and December 31, 2008:

	Options Granted Prior to Jan 15, 1998 *	Options Granted Under Plans *	Number of Shares *	Weighted Average Exercise Price *	Weighted Average Grant Date Fair Value *
Outstanding at December 31, 2005	28,280	4,500,304	4,528,584	$7.88	$3.65
Granted	—	1,637,004	1,637,004	$11.58	$5.20
Exercised	(28,280)	(935,056)	(963,336)	$6.94	$3.56
Cancelled	—	(558,548)	(558,548)	$8.32	$3.88
Outstanding at December 31, 2006	—	4,643,704	4,643,704	$9.31	$4.23
Granted		1,251,430	1,251,430	$21.26	$8.89
Exercised		(634,784)	(634,784)	$8.35	$3.82
Cancelled		(284,224)	(284,224)	$12.27	$5.32
Outstanding at December 31, 2007	—	4,976,126	4,976,126	$12.27	$5.35
Granted		1,282,190	1,282,190	$35.25	$12.85
Exercised		(847,707)	(847,707)	$10.05	$4.45
Cancelled		(188,346)	(188,346)	$20.45	$8.13
Outstanding at December 31, 2008	—	5,222,263	5,222,263	$17.98	$7.24
Vested and exercisable at December 31, 2008	—	1,461,513	1,461,513	$11.00	$4.73

* Comparative figures have been amended to reflect the Bonus Issues, (Stock Splits) which took place with an effective date of October 13, 2006 and August 8, 2008.

Non vested shares outstanding as at December 31, 2008, are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2007	3,617,898	$13.24	$5.81

Granted	1,282,190	35.25	12.85
Vested	(963,598)	12.07	5.35
Forfeited	(175,740)	20.86	8.32

Non vested outstanding at December 31, 2008	3,760,750	$20.69	$8.21

The weighted average fair value of options granted during the year was U.S.$12.85. The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2008, was 5.23 years and 3.95 years respectively. 1,059,356 options are expected to vest during the year ended December 31, 2009.

There were 963,598 options vested during the year and the weighted average fair value of these options was U.S.$5.35. There were 188,346 options cancelled during the year and the weighted average fair value of these options was U.S.$8.13.

The intrinsic value of options exercised during the year was U.S.$8,177,598. The Company calculated the intrinsic value at the market value of options as at December 31, 2008, as per SFAS 123R. The aggregate intrinsic value of options outstanding and options exercisable as at December 31, 2008, was U.S.$8,955,965 and U.S.$12,700,713 respectively.

The total tax benefit recognized in additional paid in capital related to the compensation charge during the year was U.S.$4.1 million (2007: U.S.$1.5 million).

The total compensation cost not yet recognized at December 31, 2008, was U.S.$17.5 million and the weighted average period over which this is expected to be recognized is 2.26 years.

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2008:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$5.32	3,840	0.08	$5.32	3,840	$5.32
$7.00	238,470	2.08	$7.00	238,470	$7.00
$7.25	101,780	1.08	$7.25	101,780	$7.25
$8.60	1,030,910	4.17	$8.60	245,262	$8.60
$8.88	483,873	3.17	$8.88	297,121	$8.88
$10.42	60,000	5.08	$10.42	—	$10.42
$11.00	907,155	5.17	$11.00	309,183	$11.00
$17.30	24,000	5.67	$17.30	9,600	$17.30
$18.00	106,000	5.08	$18.00	34,000	$18.00
$18.98	9,000	7.92	$18.98	—	$18.98
$21.25	1,033,615	6.17	$21.25	221,367	$21.25
$21.76	2,450	6.33	$21.76	490	$21.76
$22.60	2,000	6.67	$22.60	400	$22.60
$26.27	8,000	7.83	$26.27	—	$26.27
$35.33	1,182,170	7.17	$35.33	—	$35.33
$36.05	6,000	7.42	$36.05	—	$36.05
$36.20	2,000	7.33	$36.20	—	$36.20
$40.81	20,000	7.58	$40.81	—	$40.81
$41.25	1,000	7.67	$41.25	—	$41.25

$5.32 - $41.25	5,222,263	5.23	$17.98	1,461,513	$11.00

Options granted at exercise prices from $5.32 to $7.25 have fully vested at December 31, 2008. Substantially all of the options vest over a five year period from the date of grant.

Fair value of Stock Options Assumptions

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

The weighted average fair value of stock options granted during the year ended December 31, 2006, calculated using the Black-Scholes option pricing model, was $5.20 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 4.68%, expected volatility - 45% and expected life – 4.8 years.

The weighted average fair value of stock options granted during the year ended December 31, 2007, calculated using the Black-Scholes option pricing model, was $8.89 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 4.7%, expected volatility - 40% and expected life – 5.11 years.

The weighted average fair value of stock options granted during the year ended December 31, 2008, calculated using the Black-Scholes option pricing model, was $12.85 using the following assumptions; expected dividend yield - 0%, risk free interest rate – 3.2%, expected volatility - 35% and expected life – 5.11 years.

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group. These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011. The market value of the Company’s shares on date of issue was $41.95.

Total compensation cost recognized in income:

Income from operations for the year ended December 31, 2008, is stated after charging $6.1 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense for the year ended December 31, 2008, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Direct costs	$2,240	$3,167	$3,338
Selling, general and administrative	$1,826	$2,581	$2,720

Total compensation costs	$4,066	$5,748	$6,058

11. Government Grants

	December 31, 2007	December 31, 2008
	(in thousands)
Received	$2,225	$2,625
Less accumulated amortization	(1,384)	(1,510)
Foreign exchange translation adjustment	463	415
	1,304	1,530
Less current portion	(125)	(144)
	$1,179	$1,386

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.

Government grants amortized to the profit and loss account amounted to U.S.$117,000 and U.S.$126,000 for the years ended December 31, 2007 and December 31, 2008 respectively. As of December 31, 2008, the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

12. Share Capital

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company’s ADSs and ordinary shares not otherwise represented by ADRs. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person at a general meeting of shareholders, and every proxy, shall have one vote, for each ordinary share held with no individual having more than one vote.

During the year ended December 31, 2006, 963,336 options were exercised by employees at an average exercise price of U.S.$6.94 per share for total proceeds of U.S.$6.7 million.

During the year ended December 31, 2007, 634,784 options were exercised by employees at an average exercise price of U.S.$8.35 per share for total proceeds of U.S.$5.3 million.

During the year ended December 31, 2008, 847,707 options were exercised by employees at an average exercise price of U.S.$10.05 per share for total proceeds of U.S.$8.5 million.

On July 21, 2008, the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs were adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

On September 29, 2006, ICON’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on October 13, 2006 (the “Record Date”). The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006, to Ordinary Shareholders and on October 23, 2006, to holders of American Depositary Shares (“ADSs”). The trading price of ICON’s ADSs were adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

13. Income Taxes

The U.S. based and Irish based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Ireland	$31,212	$39,063	$59,720
United States	12,169	16,818	23,305
Other	8,075	16,099	15,255
Income before provision for income taxes	$51,456	$71,980	$98,280

The components of total income tax expense are as follows:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Provision for income taxes
Current:
Ireland	$4,291	$4,073	$6,508
United States	8,855	6,909	6,674
Other	4,389	6,171	4,021
Total current tax	17,535	17,153	17,203
Deferred expenses/(benefit):
Ireland	(330)	(908)	569
United States	(4,445)	(154)	2,549
Other	164	(261)	(354)

Total deferred (benefit) /tax	(4,611)	(1,323)	2,764
Provision for income taxes	12,924	15,830	19,967

Impact on shareholders equity of the tax consequence of :
Stock compensation expense	(1,109)	(1,466)	(4,062)
Currency impact of long term funding	—	(1,954)	(632)
Total	$11,815	$12,410	$15,273

Ireland’s statutory income tax rate is 12.5%. The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2007:12.5%; 2005: 12.5%)	$6,430	$8,998	$12,285
Foreign and other income taxed at (reduced)/higher rates	10,575	6,496	5,249
Movement in valuation allowance	(6,113)	82	1,494
Prior year under/(over) provision in respect of foreign taxes	1,438	(166)	(88)
Effects of non deductible expenses	538	344	520
Other	56	76	507

	$12,924	$15,830	$19,967

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended December 31,
	2006	2007	2008
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,188	$1,253	$5,764
Goodwill and related assets	2,742	4,274	5,112
Other intangible assets	0	439	1,219
Accruals	684	352	546
Other	41	46	1,008
Total deferred tax liabilities recognized	4,655	6,364	13,649
Deferred tax assets:
Net operating loss carry forwards	5,971	6,931	9,690
Property, plant and equipment	486	614	260
Accrued expenses and payments on account	4,520	6,007	6,746
Stock options exercised	467	1,556	2,426
Deferred compensation expense	370	471	737
Other	115	0	21
Total deferred tax assets	11,929	15,579	19,880
Valuation allowance for deferred tax assets	(3,839)	(4,957)	(5,903)
Deferred tax assets recognized	$8,090	$10,622	$13,977
Net deferred tax (liability) /asset	$3,435	$4,258	$328

$8.3 million of the deferred tax asset of $14.0 million above is non-current. $12.1 million of the deferred tax liability of U.S.$13.7 million is non-current.

At December 31, 2008, non-US subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S$ 21.5 million.

At December 31, 2008, ICON Central Laboratories Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately U.S. $8.6 million and U.S. $6.9 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2009 and 2028.

Of the U.S. $8.6 million U.S. Federal and U.S $6.9 million State net operating losses, approximately U.S $7.2 million and U.S.$5.4 million is currently available for offset against future U.S. Federal and State taxable income, respectively. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss (“NOL”) carry forwards of U.S. $1.4 million and $1.5 million, respectively, is limited to U.S.$113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal NOL’s	State NOL’s
	(in thousands)

2009- 2011	$452	$339
2012- 2016	226	226
2017- 2028	7,877	6,360

	$8,555	$6,925

In addition, ICON Central Laboratories Inc has alternative minimum tax credit carry forwards of approximately US$0.2 million that are available to reduce future U.S federal regular income taxes, over an indefinite period.

At December 31, 2008, ICON Clinical Research Inc. and its U.S. subsidiaries had combined U.S. State net operating loss carry forwards of approximately U.S.$4.9M. These net operating losses are available for offset against future, or in some cases prior, taxable income in the relevant state and generally expire between 2009 and 2028.

The expected expiry dates of these losses are as follows:

	Federal NOL’s	State NOL’s
	(in thousands)
2009- 2011	$—	$—
2012- 2016	—
2017- 2028	—	4,935

	$—	$4,935

In addition, ICON Clinical Research Inc has tax credit carry forwards of approximately US$ 0.4 million that are available to reduce future state income taxes, if any. These begin to expire in 2012.

The valuation allowance for deferred tax assets as of December 31, 2007, and December 31, 2006 was US$5.0 million and US$3.8 million, respectively. The valuation allowance at December 31, 2008, was approximately US$ 5.9 million. The net change in the total valuation allowance was an increase of US$0.9 million in 2008 and an increase of US$1.2 million during 2007.

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

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2008 and prior years as the Company considers these earnings to be indefinitely reinvested.

The Company adopted the provisions of FIN 48 on January 1, 2007. This did not result in any change to the opening liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

(in thousands)
Gross amount of unrecognized tax benefits at January 1, 2008	$12,878

Increase related to prior year tax positions	—
Decrease related to prior year tax positions	(1,343)
Increase related to current year tax positions	2,760
Settlements	(529)
Lapse of statute of limitations	(123)

Gross amount of unrecognized tax benefits at December 31, 2008	$13,643

The Company does not anticipate that the amount of unrecognized tax benefits at December 31, 2008, will significantly change in the coming year.

Included in the balance of total unrecognized tax benefits at December 31, 2008, are net potential benefits of US$8.8 million, which if recognized, would affect the effective rate on income tax from continuing operations.

Interest and penalties recognized as an expense during the year ended December 31, 2008, amounted to US$1.3 million (2007: US$1.3 million) and are included within the provision for income taxes. Total accrued interest and penalties as of December 31, 2008 and January 1, 2008, were US$2.3 million and US$2.1 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in our major jurisdictions. In the United States tax periods open to audit include the years ended May 31, 2005, the seven month transition period ended December 31, 2005, and the years ended December 31, 2006, December 31, 2007 and December 31, 2008. In Ireland tax periods open to audit include the years ended May 31, 2004 and May 31, 2005, the seven month transition period ended December 31, 2005, and the years ended December 31, 2006, December 31, 2007 and December 31 2008. During such audits, local tax authorities may challenge the position taken by us.

14. Significant Concentrations

The Company does business with most major international pharmaceutical companies. As at December 31, 2008, the balance for doubtful debts was $7.5 million (2007: $0.32 million). During the year ended December 31, 2008, an additional reserve for doubtful debts of $7.4 million was created and $0.2 million was used. During the year ended December 31, 2007, an additional reserve for doubtful debts of $0.75 million was created and $0.67 million was used.

15. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized U.S.$28,450,000, U.S.$35,760,000 and U.S.$45,638,000 in rental expense for the fiscal years ended December 31, 2006, December 31, 2007, and December 31, 2008. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments (in thousands)
2009	$38,227
2010	33,928
2011	26,617
2012	21,995
2013	18,216
Thereafter	29,657

Total	$168,640

The Company has a number of capital leases, primarily over furniture and equipment, which expire over the next five years. Future commitments are as follows:

Lease payments (in thousands)
2009	$292
2010	327
2011	160
2012	—
2013	—
Thereafter	—
Less future finance charges	(46)
Total	$733

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $36.8 million, excluding costs of acquisition. Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies. Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones are achieved during the years ended December 31, 2008 and 2009. Additional consideration of $5.0 million has been accrued at December 31, 2008, in respect of the milestones for the year ended December 31, 2008. No amounts have been accrued for additional consideration potentially payable in respect of the milestones for the year ended December 31, 2009.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition. On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition. Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up $3.0 million if these milestones are achieved during the year ended December 31, 2009. At December 31, 2008, no amounts have been accrued in respect of the potential additional consideration.

16. Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. The Company also has a central laboratory segment primarily based in New York, USA. This, together with laboratory services based in Dublin, India and Singapore form the central laboratory segment information disclosed below.

The Company’s areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, South Africa, India, Hong Kong, Taiwan, Mexico, Brazil, Hungary, Spain, Thailand, South Korea, China, Chile, New Zealand, Denmark, Finland, Peru, Czech Republic, Ukraine, Romania and Colombia. Segment information as at December 31, 2008 and December 31, 2007 and for the years ended December 31, 2006, December 31, 2007 and December 31, 2008, is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Ireland	$66,028	$134,268	$158,958
Rest of Europe	96,868	144,586	254,706
U.S.	266,175	316,049	379,140
Other	26,526	35,819	72,444

Total	$455,597	$630,722	$865,248

b) The distribution of net revenue by business segment was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Central laboratory	$47,230	$53,512	$71,115
Clinical research	408,367	577,210	794,133

Total	$455,597	$630,722	$865,248

c) The distribution of income from operations by geographical area was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Ireland	$28,375	$40,592	$67,264
Rest of Europe	2,681	7,234	7,960
U.S.	15,216	19,166	20,547
Other	1,544	2,250	3,733

Total	$47,816	$69,242	$99,504

d) The distribution of income from operations by business segment was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Central laboratory	$2,297	$3,717	$5,564
Clinical research	45,519	65,525	93,940

Total	$47,816	$69,242	$99,504

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31, 2007	December 31, 2008
	(in thousands)
Ireland	$82,127	$101,715
Rest of Europe	15,547	18,071
U.S.	29,072	43,976
Other	6,680	7,986

Total	$133,426	$171,748

f) The distribution of property, plant and equipment, net, by business segment was as follows:

	December 31, 2007	December 31, 2008
	(in thousands)
Central laboratory	$7,048	$12,681
Clinical research	126,378	159,067

Total	$133,426	$171,748

g) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December 31, (in thousands)
	2006	2007	2008
Ireland	$5,099	$5,972	$8,684
Rest of Europe	2,489	3,738	6,162
U.S.	6,521	7,761	10,393
Other	840	1,537	2,489

Total	$14,949	$19,008	$27,728

h) The distribution of depreciation and amortization by business segment was as follows:

	Year ended
	December 31, (in thousands)
	2006	2007	2008
Central laboratory	$1,340	$1,814	$2,247
Clinical research	13,609	17,194	25,481

Total	$14,949	$19,008	$27,728

i) The distribution of total assets by geographical area was as follows:

	December 31, 2007	December 31, 2008
	(in thousands)
Ireland	$202,293	$234,159
Rest of Europe	161,746	165,624
U.S.	301,183	442,351
Other	27,916	25,151

Total	$693,138	$867,285

j) The distribution of total assets by business segment was as follows:

	December 31, 2007	December 31, 2008
	(in thousands)
Central laboratory	$40,562	$62,031
Clinical research	652,576	805,254

Total	$693,138	$867,285

k) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December 31, (in thousands)
	2006	2007	2008
Ireland	$13,854	$46,765	$34,429
Rest of Europe	4,073	8,346	10,736
U.S.	10,905	15,727	21,774
Other	2,881	4,812	5,185

Total	$31,713	$75,650	$72,124

l) The distribution of capital expenditures by business segment was as follows:

	Year ended
	December 31, (in thousands)
	2006	2007	2008
Central laboratory	$2,538	$3,874	$8,607
Clinical research	29,175	71,776	63,517

Total	$31,713	$75,650	$72,124

m) The following table sets forth the clients which represented 10% or more of the Company’s net revenue in each of the periods set out below.

	Year ended
	December 31, (in thousands)
	2006	2007	2008
Client A	*	*	*

*	Net revenue did not exceed 10%.

n) The distribution of interest income by geographical area was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Ireland	$162	$—	$221
Rest of Europe	2,737	2,819	1,637
U.S.	822	1,232	988
Other	44	90	35

Total	$3,765	$4,141	$2,881

o) The distribution of interest income by business segment was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Central laboratory	$97	$182	$108
Clinical research	3,668	3,959	2,773

Total	$3,765	$4,141	$2,881

p) The distribution of the tax charge by geographical area was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Ireland	$3,961	$3,165	$7,078
Rest of Europe	2,034	4,512	1,722
U.S.	4,411	6,755	9,224
Other	2,518	1,398	1,943

Total	$12,924	$15,830	$19,967

q) The distribution of the tax charge by business segment was as follows:

	Year ended December 31, (in thousands)
	2006	2007	2008
Central laboratory	($2,877)	$679	($397)
Clinical research	15,801	15,151	20,363

Total	$12,924	$15,830	$19,967

17. Supplemental Disclosure of Cash Flow Information

	Year ended December 31, (in thousands)
	2006	2007	2008

Cash paid for interest	$54	$1,491	$4,963

Cash paid for income taxes	$11,632	$13,632	$19,543

18. New Accounting Pronouncements

In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the financial statements.

In April 2008, the FASB issued FSP 142-3 Determination of the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). FSP 142-3 applies prospectively to intangible assets that are acquired individually or with a group of other assets in a business combination or asset acquisition. The Company does not expect the adoption of FSP 142-3 to have a material impact on the financial statements.

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

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS No. 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company was required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The adoption of SFAS No. 157 has not had a material impact on the financial statements.

19. Related Parties

As at December 31, 2008, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 1.1 million and 1.5 million shares respectively in Amarin. These respective holdings equate to approximately 3.97% and 5.42% respectively, of Amarin’s issued share capital. Thomas Lynch also serves as Chairman and Chief Executive Officer of Amarin. Amarin is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders. During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited (a wholly owned subsidiary of ICON), to conduct a clinical trial on its behalf. The total potential value of this study is $7 million. During the year ended December 31, 2008, the Company recognized $0.2 million of revenue relating to the Amarin contract. At December 31, 2008, $0.3 million was outstanding to be received from Amarin on this trial.

As at December 31, 2008, Dr. John Climax and Dr. Ronan Lambe held 3.05% and 2.94% respectively of the issued share capital of NuPathe Inc. (“NuPathe”). NuPathe is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Prior to July 2008 Dr. Climax also served as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited, a wholly owned subsidiary of ICON plc, in consulting and clinical trial related activities. During the year ended December 31, 2008, the Company recognized $0.1 million relating to the NuPathe contract. There were no amounts outstanding as at December 31, 2008.

Mr Edward Roberts has served as Chairman of Merz GmbH since 2003. Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry. ICON Clinical Research Limited, a wholly owned subsidiary of ICON plc, has entered into a number of contracts with Merz, for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $44.1 million. During the prior year ended December 31, 2008, ICON recognized a total of $7.6 million of revenue in relation to these activities. There were no amounts outstanding as at December 31, 2008.

Prior to June 25, 2007, Dr. Bruce Given served as the President and Chief Executive Officer of Encysive Pharmaceuticals Inc. (“Encysive”). Encysive is a biopharmaceutical company specializing in the development and commercialization of synthetic, small molecule compounds. As of December 31, 2007, Dr. Bruce Given’s holdings in Encysive was less than 0.1% of the issued share capital. During the year ending December 31, 2003, Encysive engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. During the prior year ending December 31, 2007, ICON recognized a total of $0.1 million of revenue in relation to these activities. No revenue was earned from these activities during the year ended December 31, 2008.

As of December 31, 2007, Dr. Ronan Lambe held 1.4 million shares in AGI Therapeutics Limited (“AGI”), a specialty pharmaceutical company focused on developing drug therapies for gastrointestinal diseases and disorders. In January 2006, Dr. Ronan Lambe was appointed a non-executive director of AGI and took up the position of non-executive Chairman from February 2006. During September 2004, AGI engaged ICON Clinical Research Limited (a wholly owned subsidiary of ICON), in consulting and clinical trial related activities. The total value of this study was $2.8 million. No revenue was recognized during the years ended December 31, 2007 and December 31, 2008. There were no amounts outstanding as at December 31, 2007 and December 31, 2008.

SIGNATURES

The Registrant certifies that it meets all of the US requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf.

ICON plc

/s/ Ciaran Murray
Date February 19, 2009	Ciaran Murray
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Amended Memorandum and Articles of Association (incorporated by reference to Exhibits 3.1 and 3.2 to the Form 6-k (File No. 333-08704) filed on December 5, 2008).

4.1
ICON plc Share Option Plan 2003, as updated on October 26, 2006, for the 2006 bonus issue, further updated on February 5, 2007 and updated on July 21, 2008, for the 2008 bonus issue (incorporated by reference to Exhibit 4.1 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

4.2	ICON plc Consultants Share Option Plan 2008 (incorporated by reference to Exhibit 4.2 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

4.3	ICON plc Employee Share Option Plan 2008 (incorporated by reference to Exhibit 4.3 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

4.4	ICON plc Employees Restricted Share Unit Plan (incorporated by reference to Exhibit 4.4 to the Form S-8 (File No. 333-152802) filed on August 6, 2008).

8.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

10.1(a)	Office Space Lease, dated September 25, 1998, between ICON Clinical Research, Inc. and O’Neill Lansdale Properties, L.P.

10.1(b)	Amended and Restated Office Space Lease, dated January 1, 2001, between ICON Clinical Research and 212 Church Associates, L.P.

10.1(c)	Amendment Number 1 to the Amended and Restated Office Space Lease, between ICON Clinical Research , Inc. and 212 C Associates, L.P.

10.1(d)	Amendment Number 2 to the Amended and Restated Office Space Lease, dated January 11, 2005, between ICON Clinical Research , Inc. and 212 C Associates, L.P.

10.2	Agreement of Lease, dated August 13, 2001, between ICON Clinical Research (UK) Limited, ICON plc and Capital Business Parks Globeside Limited.

10.3	Agreement of Lease, dated November 29, 2002, between ICON Laboratories, Inc. and MSM Reality Co. LLC, Davrick, LLC and Sholom Blau Co. LLC (together, the “Landlord”).

10.4	Highwoods Properties Office Lease, dated February 17, 2003, between ICON Clinical Research, Inc. and Highwoods Realty Limited Partnership.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

23.1	Consent of KPMG, Independent Registered Public Accounting Firm

*          Filed herewith