Form 20-F
period 2009-12-31
ICON PLC  /ADR/
filed 2010-03-30
CIK 1060955

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,007,565 Ordinary Shares.

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

	Year Ended May 2005	Seven Month Period Ended December 2005	Year Ended December 2006	Year Ended December 2007	Year Ended December 2008	Year Ended December 2009
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$469,583	$275,586	$649,826	$867,473	$1,209,451	$1,258,227
Reimbursable expenses (1)	(142,925)	(73,636)	(194,229)	(236,751)	(344,203)	(370,615)
Net revenue	326,658	201,950	455,597	630,722	865,248	887,612
Costs and expenses: Direct costs	179,661	114,004	256,263	354,479	489,238	507,783
Selling, general and administrative	103,784	62,276	136,569	187,993	248,778	230,910
Depreciation and amortization	13,331	8,094	14,949	19,008	27,728	32,659
Share based compensation (2)	-	6,024	-	-	-	-
One-time net charges (3) (4)	11,275	-	-	-	-	8,808
Total costs and expenses	308,051	190,398	407,781	561,480	765,744	780,160
Income from operations	18,607	11,552	47,816	69,242	99,504	107,452
Net interest income / (expense)	979	1,272	3,640	2,738	(1,224)	(2,778)
Income before provision for income taxes	19,586	12,824	51,456	71,980	98,280	104,674
Provision for income taxes	(5,852)	(5,396)	(12,924)	(15,830)	(19,967)	(10,375)
Non - controlling interests	(189)	(10)	(228)	(187)	(193)	-
Net income	$13,545	$7,418	$38,304	$55,963	$78,120	$94,299

Net income per ordinary share (5): Basic	$0.24	$0.13	$0.68	$0.97	$1.34	$1.61
Diluted	$0.24	$0.13	$0.66	$0.94	$1.30	$1.57

Weighted average number of ordinary shares outstanding:
Basic	55,440,812	55,880,424	56,629,970	57,410,544	58,245,240	58,636,878
Diluted	56,613,780	56,990,168	57,726,668	59,495,928	60,221,587	59,900,504

	May	December	December	December	December	December
	2005	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$56,341	$59,509	$63,039	$76,881	$58,378	$144,801
Short term investments	22,034	22,809	39,822	41,752	42,726	49,227
Working capital	125,288	132,312	160,321	193,271	185,957	235,906
Total assets	347,553	349,067	476,341	693,138	867,285	908,398
Total debt	-	4,856	5,000	94,829	105,379	-
Long term government grants	1,257	1,160	1,170	1,179	1,386	1,750
Long term liabilities	248	152	163	1,443	1,880	2,844
Shareholders’ equity	$233,066	$241,558	$302,738	$388,400	$456,366	$572,246

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

(3)
One-time net charges of $11.3 million were recorded in the year ended May 31, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write-down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the US.

(4)
One-time net charges of $8.8 million were recorded in the year ended December 31, 2009. In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients. This realignment resulted in resource rationalization in certain more mature markets in which the Company operates and the recognition of a restructuring charge of $13.3 million. This was offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

(5)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

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

Many of the world’s largest economies and financial institutions are facing extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is still uncertain how long this downturn will last.  Such difficult economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital.

Increased deliberation by clients of contract proposals may impact our ability to win sufficient new business awards, which may result in decreased revenues.

Current and prospective clients have become increasingly deliberate when making decisions on whether to use our services.  While requests for proposals continue to be circulated, clients are taking longer in their decisions to award clinical research projects.  An inability to attract sufficient new business awards could have a material effect on our revenues, backlog and result of operations.

We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2009, December 31, 2008 and December 31, 2007, 27%, 29% and 30% respectively of our net revenues were derived from our top five clients.  No one client contributed more than 10% of net revenues during the years ended December 31, 2009, December 31, 2008 and December 31, 2007. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

We compete against many companies and research institutions that may be larger or more efficient than we are. This may preclude us from being given the opportunity to bid, or may prevent us from being able to competitively bid on and win new contracts.

The market for Contract Research Organizations (“CROs”) is highly competitive. We primarily compete against in-house departments of pharmaceutical companies and other CROs including Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., Omnicare Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. Some of these competitors have substantially greater capital, research and development capabilities and human resources than we do. As a result, they may be selected as preferred vendors of our clients or potential clients for all projects or for significant projects, or they may be able to price projects more competitively than us. Any of these factors may prevent us from getting the opportunity to bid on new projects or prevent us from being competitive in bidding on new contracts.

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

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;

●	unexpected or undesired clinical results of the product;

●	a decision that a particular study is no longer necessary;

●	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or

●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

Approximately 55% of our net revenue is earned from long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects.

Approximately 55% of our net revenue is earned from long-term fixed fee contracts.  Revenues on these contracts are agreed on contract initiation between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for the additional work.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

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

In December 2009, we received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the company to one of its clients in relation to two studies conducted between 2004 and 2006.  These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections.  The FDA letter arises from its inspections of the Company’s client and selected clinical sites and follows a similar letter issued to that client.  We submitted a response to the FDA on January 13, 2010.  We are committed to working cooperatively and expeditiously with the FDA to address the matters raised in the letter.  We are unable to predict at this time the financial consequences, if any, of the issues raised by the letter.

We may lose business as a result of changes in the regulatory environment.

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

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including the pound sterling and the euro.  Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically and operate from 68 locations in 38 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance.

In addition, the uncertainty of the legal environment in some emerging countries could limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.  Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether or not merited, could have a material adverse effect on our reputation and could cause the trading price of our ordinary shares and ADSs’ to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

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

Failure to raise sufficient finance may affect our ability to sustain future development of the business.

We have financed our operations and growth since inception primarily with cash flows from operations, proceeds from our initial public offering in May 1998, secondary offering in August 2003 and borrowings as applicable. Although we have not had difficulty in raising finance in the past, there is no guarantee that we will be able to raise sufficient capital, at an appropriate cost to the Company, to sustain future development of the business.

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

We conduct healthy volunteer Phase I trials including first-into-man trials. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. We maintain our own no-faults clinical trial insurance. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

Item 4.  Information on the Company.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CRO’s with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At December 31, 2009, we had 7,170 employees, in 68 locations in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the year ended December 31, 2009, we derived approximately 46.0%, 45.4 % and 8.6 % of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Acquisitions

On July 9, 2009, the Company acquired 100% of the common stock of Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, for an initial cash consideration of $1.9 million (£1.2 million).

On April 28, 2009, the Company acquired the assets of the former Qualia Clinical Services, Inc., a 33,000 square foot Phase 1 facility, located in Omaha, Nebraska, for $0.3 million.

Bank Credit Lines and Loan Facilities

On January 2, 2009, a four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  As at December 31, 2009, $25 million of this facility was available to be drawn.

On May 29, 2009, committed credit facilities were negotiated with Citibank Europe for $20 million.  The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million.  On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan.  These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favor of the banks.  As at December 31, 2009, $50 million was available to be drawn under these facilities.

Bonus Issue

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2008 was approximately $20 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Emergence of the Biotechnology Sector.

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

Funding of Research and Development Activities of the Biotechnology Sector.

The emergence of the Biotechnology sector and the increasing number of highly technical drugs being developed by these companies has resulted in increased funding for research and development in recent years.  Much of this funding was aimed at small biotechnology companies who do not derive revenues from the sale of other product lines and are dependent on external funding and investment to support their research activities.  The current global downturn has reduced the availability of funding to support research and development activities which may reduce the number of treatments in Phase II-III clinical trials in future years.  As many of these companies are dependent on the CRO industry to manage their trials the reduction in funding may impact demand for such activities.

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

Increasing Number of Large Long-Term Studies.

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

A focus on long–term product safety.

In the wake of a number of high profile recalls of previously approved drugs, regulatory authorities, such as the FDA and the European Medicines Agency (“EMEA”), are increasingly demanding that sponsors make arrangements to track the long-term safety of their products.  The clinical trial approval process can only detect major and common adverse side effects of drugs; less common but no less serious effects may only become apparent after many years of use.  As a result, there is an increase in the number of drugs given “conditional approvals” where further ‘post-approval’ studies are being mandated.  In addition, prudent sponsors undertake similar studies to detect early warning signs of any potential problems with their products.  Such studies may take the form of prospective long-term safety studies, simpler observational studies or registries where patients meeting specific criteria for disease or drug use are followed for long periods to detect any safety issues.  CROs are well positioned to perform these studies on behalf of sponsors.  Furthermore, a variety of healthcare databases containing medical and prescribing records can be “data mined” to collect patient data from very large populations in support of on-going safety and efficacy assessments.  Again, this sort of data management and biostatistical activity is well performed by CROs.

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

We provide these development services to clients on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results which we believe enables us to deliver high quality services to our clients. However, we retain the operational flexibility to implement a range of resourcing models to suit client requirements.

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

o
Continue to Deliver High Quality Services and Customer Satisfaction. ICON’s core competency is project management, built up over the last nineteen years managing complex projects and underpinned by comprehensive and consistent processes which conform to the ISO9001:2000 quality standard.

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

o
Expand Geographic Presence. In a highly fragmented industry, we are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically and operate from 68 locations in 38 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We have most recently been expanding our presence in Eastern Europe and Latin America as well as parts of Asia including India and Japan.

o
Increase Scale and Range of Services. We seek to enhance our competitive position by increasing the scale and range of our services. We intend to expand our clinical trials, central laboratory, digital imaging, IVRS (interactive voice response system), data management, statistical and consulting operations in order to capitalize further on the outsourcing opportunities currently available from our clients. The recent high profile withdrawal of several drugs from the market is also placing the spotlight on drug safety which will lead to greater emphasis, by all involved in drug development, on post-marketing safety monitoring. Recent acquisitions have increased our capability in the early phase of clinical development and will enable ICON to offer integrated Phase I/Bioanalytical services to clients.

o
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

o	Strategic acquisitions. Alongside organic growth, we will continue to seek strategic acquisitions that fall within and are complimentary to our existing service lines.

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

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form (“CRF”) Preparation
o	Patient Safety Monitoring
o	Clinical Data Management
o	IVR (Interactive Voice Response)
o	Electronic Patient Reported Outcomes
o	Medical Reporting
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Strategic Analysis and Data Operations
o	Clinical Pharmacology
o	Bioanalysis
o	Immunoassay development
o	Pharmacokinetic and Pharmacodynamic analysis
o	Study Protocol Preparation
o	Regulatory Consulting
o	Product Development Planning
o	Strategic Consulting
o	Medical Imaging
o	Contract Staffing
o	Electronic Endpoint Adjudication

An important element in monitoring patient safety during a clinical trial is the conduct of various laboratory tests on the patient’s blood, urine and other bodily fluids at appropriate intervals during the trial. The analysis of these samples must be standardized and the results must be promptly transmitted to the investigator. ICON Central Laboratories provides global central laboratory services dedicated exclusively to clinical trials. Specific services offered by ICON Central Laboratories include:

o	Sample analyses
o	Safety testing
o	Microbiology
o	Custom flow cytometry
o	Electronic transmission of test results
o	Biomarker Development

Organizational Structure

Name	Country of incorporation	Group ownership*

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Inc.	USA	100%

Ovation Healthcare Research 2, Inc.	USA	100%

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Israel Limited	Israel	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Clinical Research S.R.O.	Czech Republic	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Pte. Limited	Singapore	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Peru SA	Peru	100%

ICON Clinical Research Sucursal Colombia	Colombia	100%

ICON Development Solutions Limited	UK	100%

ICON Contracting Solutions,Inc.	USA	100%

DOCS International BV	Netherlands	100%

ICON Development Solutions Inc.	USA	100%

ICON Central Laboratories Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

Healthcare Discoveries Inc	USA	100%

Prevalere Life Sciences Inc	USA	100%

* All shareholdings comprise ordinary shares.

Description of Property

We lease all but one of our facilities under operating leases.

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility on approximately four and a half acres.   In July 2008 we completed an expansion of this facility, extending the facility by approximately 12,900 square meters to approximately 15,800 meters.

We maintain three offices in New York, two offices in each of the following US cities: Philadelphia, Chicago and San Antonio, and one office in each of the following US cities: San Francisco, Nashville, Wilmington, Raleigh, Baltimore, San Diego, Omaha and Houston.

Our European operations maintain two offices in Amsterdam, Frankfurt and Stockholm and one office in each of the following cities: Southampton, Cambridge, Marlow, Manchester, Edinburgh, Munich, Helsinki, Milan, Barcelona, Riga, Budapest, Vilinius, Prague, Kiev, Bucharest, Moscow, Novosibirsk, Tel Aviv, Paris, Warsaw, and Madrid.

Our Rest of World operations maintain two offices in Singapore and Banglagore and one office in each of the following cities: Auckland, Sydney, Tokyo, Osaka, Seoul, Beijing, Taipei, Hong Kong, Bangkok, Chennai, New Dehli, Johannesburg, Montreal, Mexico City, Sao Paolo, Lima, Buenos Aires, Bogota and Santiago.

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

The majority of the Company’s global finance operations utilize the Oracle ebusiness suite to serve the organizations financial and project accounting requirements.

ICON’s strategy of using technology to enhance our global processes can be seen from our deployment of a global SOP Document Management system and a WEB based training delivery solution.

Our IT systems are operated from two centralized hubs in Philadelphia and Dublin. Other offices are linked to these hubs through a resilient network that is managed by a tier one global telecommunications provider. Traveling staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

Sales and Marketing

Our global sales and marketing strategy is to focus our business development efforts on pharmaceutical, biotechnology and medical device companies whose development projects are advancing. By developing and maintaining close relationships with our clients, we gain repeat business, can leverage a full service portfolio and achieve lateral penetration into other therapeutic indications where applicable. Simultaneously, we are actively establishing new client relationships.

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

Our revenues are earned from contracts which are either fixed price or units-based, based on certain activities and performance specifications. Payment terms usually provide either for payments based on the achievement of certain identified milestones or units delivered or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued often resulting in additional revenues for us. We also contract on a “fee-for-service,” or “time and materials” basis, but this accounts for a small portion of overall project activities.

Contract terms may range from several weeks to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee payable is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or “milestones” or, based on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

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

Clients

In the year ended December 31, 2009, revenue was earned from over 650 clients, including all of the top 20 pharmaceutical companies as ranked by 2008 global revenues.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2009, December 31, 2008 and December 31, 2007, 27%, 29% and 30% respectively of our net revenues were derived from our top five clients.  No one client contributed more that 10% of net revenues during the years ended December 31, 2009, December 31, 2008 and December 31, 2007.  We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.

At December 31, 2009, we had a backlog of approximately $1.8 billion, compared with approximately $1.7 billion at December 31, 2008.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We primarily compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators and patients, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., i3 Research (United Health Group Incorporated), Kendle International Inc., Omnicare Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., PharmaNet Development Group Inc., PRA International Inc. and Quintiles Transnational Corporation. The trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

In December 2009, ICON received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the company to one of its clients in relation to two studies conducted between 2004 and 2006.  These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections.  The FDA letter arises from its inspections of the company’s client and selected clinical sites and follows a similar letter issued to that client.  ICON submitted a response to the FDA on January 13, 2010. ICON is committed to working cooperatively and expeditiously with the FDA to address the matters raised in the letter.  ICON is unable to predict at this time the financial consequences, if any, of the issues raised by the letter.

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

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have 7,170 employees, in 68 locations in 38  countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Contract Staffing services.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2009, we had a backlog of approximately $1.8 billion, compared with approximately $1.7 billion at December 31, 2008.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

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

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 17 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling, 4 in Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona and Singapore dollars and 1 each in Polish Zloty, Israeli New Shekels, Latvian Lats, Hungarian Forint, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Lithuanian Litas, South African Rand, Australian dollars, Hong Kong dollar, Taiwan dollar,  South Korean Won, Thai Baht, Chinese Yuan Renminbi, New Zealand dollars, Argentine Peso, Mexican Peso, Brazilian Real,  Chilean Peso, Colombian Peso, Peruvian Neuvo Sol, and Canadian dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on ICON’s results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.  In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

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

	Jan 1, 2008 to Dec 31,2008	Jan 1, 2009 to Dec 31, 2009	Jan 1, 2008 to Dec 31, 2008	Jan 1, 2009 to Dec 31, 2009
	Percentage of Net Revenue		Percentage Increase/(Decrease)

Net revenue	100%	100%	37.2%	2.6%

Costs and expenses: Direct costs	56.5%	57.2%	38.0%	3.8%

Selling, general and administrative	28.8%	26.0%	32.3%	(7.2)%

Depreciation and amortization	3.2%	3.7%	45.9%	17.8%

One-time net charges	-	1.0%	-	100%

Income from operations	11.5%	12.1%	43.7%	8.0%

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenue for the year increased by $22.4 million, or 2.6%, from $865.2 million for the year ended December 31, 2008 to $887.6 million for the year ended December 31, 2009.  For the year ended December 31, 2009, we derived approximately 46.0%, 45.4% and 8.6% of our net revenue in the United States, Europe and Rest of World, respectively. The rate of increase in net revenue has reduced over prior periods as a result of the global economic downturn, its impact on market confidence and the availability of funding for drug development.

Direct costs for the year increased by $18.6 million, or 3.8%, from $489.2 million for the year ended December 31, 2008 to $507.8 million for the year ended December 31, 2009. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This increase was primarily due to increased salary and related costs of $15.7 million for project related employees, increased laboratory expenses of $1.6 million and an increase in other direct project related costs of $6.5 million. These increases were offset by a reduction in travel costs for project related employees of $5.2 million. Direct costs as a percentage of net revenue increased to 57.2% in the year ended December 31, 2009, compared to 56.5% in the year ended December 31, 2008.

Selling, general and administrative expenses for the year reduced by $17.8 million, or 7.2%, from $248.8 million for the year ended December 31, 2008, to $231.0 million for the year ended December 31, 2009. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises principally from decreases of $7.0 million in personnel related costs, comprising salary and travel costs for selling, general and administrative employees and recruitment expenditure. Facility and information system costs decreased by $2.1 million, principally as a result of a reduction in utility costs and support and maintenance costs. The remainder of the decrease arises from a decrease in other overhead costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 28.8% for the year ended December 31, 2008, to 26.0% for the year ended December 31, 2009.

Total share based compensation expense recognized during the year ended December 31, 2009, amounted to $7.4 milllion compared to $6.1 million during the year ended December 31, 2008.

Depreciation and amortization expense for the year increased by $5.0 million, or 17.8%, from $27.7 million for the year ended December 31, 2008, to $32.7 million for the year ended December 31, 2009. As a percentage of net revenue, depreciation and amortization increased from 3.2% of net revenues for the year ended December 31, 2008, to 3.7% for the year ended December 31, 2009.  This increase relates primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.8 million have been recognized during the year ended December 31, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review during 2009 of its existing infrastructure to better align its resources with the needs of its clients.  This realignment has resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.3 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

Income from operations for the year increased by $8.0 million, or 8.0%, from $99.5 million for the year ended December 31, 2008 to $107.5 million for the year ended December 31, 2009. As a percentage of net revenue, income from operations increased from 11.5% of net revenues for the year ended December 31, 2008, to 12.1% for the year ended December 31, 2009. Excluding the impact of one-time net charges recognized during the period, income from operations as a percentage of net revenue increased from 11.5% for the year ended December 31, 2008, to 13.1% for the year ended December 31, 2009.

Net interest expense for the year ended December 31, 2009, was $2.8 million, compared with net interest expense of $1.2 million for the year ended December 31, 2008. Interest expense for the period decreased from $4.1 million for the year ended December 31, 2008 to $3.5 million for the year ended December 31, 2009. Interest income for the period decreased from $2.9 million for the year ended December 31, 2008 to $0.8 million for the year ended December 31, 2009.

Provision for income taxes decreased from $20.0 million for the year ended December 31, 2008, to $10.4 million for the year ended December 31, 2009.  ICON plc’s effective tax rate for the year ended December 31, 2009, was 9.9% compared with 20.3% for the year ended December 31, 2008. The decrease in the effective tax rate during the period arose principally from corporation tax refunds arising from research and development tax credits received in certain European Union jurisdictions. The Company recognized a net benefit of $10.6 million in its 2009 tax charge for research and development tax credits relating to previous years, but received in 2009.  Excluding the impact of these research and development tax credits recognized during the period, our effective tax rate decreased from 20.3% for the year ended December 31, 2008, to 20.0% for the year ended December 31, 2009.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenue for the year increased by $234.5 million, or 37.2%, from $630.7 million for the year ended December 31, 2007 to $865.2 million for the year ended December 31, 2008.  For the year ended December 31, 2008, we derived approximately 43.8%, 47.8% and 8.4% of our net revenue in the United States, Europe and Rest of World, respectively.  The increase in net revenue has resulted from a combination of increased business from existing clients, business won from new clients and increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries.

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

Selling, general and administrative expenses for the year increased by $60.8 million, or 32.3%, from $188.0 million for the year ended December 31, 2007, to $248.8 million for the year ended December 31, 2008. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 29.8% for the year ended December 31, 2007, to 28.8% for the year ended December 31, 2008. The increase in absolute terms is primarily driven by increased personnel costs of $34.5 million, principally driven by increased levels of both administrative and operations infrastructure staff to support expanding operations and revenue growth.  In addition to these personnel costs there were additional rental charges of $7.5 million, from further office openings in 2008, increased professional, legal and accounting costs of $5.4 million, increased utility costs of $5.5 million and an increase of $4.3 million in relation to support and maintenance costs. These increases were partially offset by a gain from realized and unrealized foreign exchange of $2.3 million which compared with a loss of $6.3 million for the year ended December, 31 2007. These gains arise on the revaluation of monetary assets and liabilities throughout the year.

Total share based compensation expense recognized during the year ended December 31, 2008, amounted to $6.1 milllion compared to $5.7 million during the year ended December 31, 2007.

Depreciation and amortization expense for the year increased by $8.7 million, or 45.9%, from $19.0 million for the year ended December 31, 2007, to $27.7 million for the year ended December 31, 2008. As a percentage of net revenue, depreciation and amortization increased from 3.0% of net revenues for the year ended December 31, 2007, to 3.2% for the year ended December 31, 2008.  This increase relates primarily to our investment in facilities and equipment to enable our continued growth. Capital expenditures were $71.4 million in 2008.  $24.6 million of this spend was attributable to expenditure on the expansion of our facility in Dublin, Republic of Ireland, while the balance relates to the Company’s continued investment in facilities and information technology to support our continued growth globally.

Income from operations for the year increased by $30.3 million, or 43.7%, from $69.2 million for the year ended December 31, 2007 to $99.5 million for the year ended December 31, 2008. As a percentage of net revenue, income from operations increased from 11.0% of net revenues for the year ended December 31, 2007, to 11.5% for the year ended December 31, 2008.

Net interest expense for the year ended December 31, 2008, was $1.2 million, compared with net interest income of $2.7 million for the year ended December 31, 2007. The Company entered into a number of significant banking facilities since July 2007.  These facilities were used to fund the acquisitions of DOCS International in July 2007, Healthcare Discoveries in February 2008 and Prevalere in November 2008, and also to fund the expansion of the Company’s Dublin facility.

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

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

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

Net cash at December 31, 2009 amounted to $194.0 million compared with net debt of $4.3 million at December 31, 2008. Net cash at December 30, 2009 comprised cash and cash equivalents of $144.8 million and short term investments of $49.2 million. Net debt at December 31, 2008 comprised cash and cash equivalents of $58.4 million, short term investments of $42.7 million, less bank credit lines and loan facilities of $105.4 million.   Additional borrowings available to the Group under negotiated facilities at December 31, 2009 amounted to $162.5 million compared with $55.6 million at December 31, 2008.

Net cash provided by operating activities was $255.1 million for the year ended December 31, 2009, compared with cash provided by operating activities of $81.3 million for the year ended December 31, 2008.  The Group’s working capital, comprising total current assets less total current liabilities, at December 31, 2009 amounted to $235.9 million, compared to $186.0 million at December 31, 2008.  The other significant influence on our working capital and operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 33 days at December 31, 2009 and 70 days at December 31, 2008.  The decrease in the number of days revenue outstanding at December 31, 2009 resulted from improved working capital management during the period.

Net cash used in investing activities was $65.7 million for the year ended December 31, 2009, compared to $117.4 million for the year ended December 31, 2008. Net cash used in the year ended December 31, 2009 arises principally from capital expenditure, payments for the purchase of subsidiary undertakings, and purchase of short term investments, offset by the sale of short term investments.

Capital expenditure for the year ended December 31, 2009, amounted to $33.8 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth and expenditure on the expansion of our central laboratory facility in Dublin, Republic of Ireland.  During the year ended December 31, 2008, the Company completed the expansion of its office facility in Dublin, Republic of Ireland.

Cash paid on acquisitions during the year ended December 31, 2009, amounted to $25.9 million, being cash paid for the acquisition of the remaining 30% of the common stock of Beacon Biosciences of $17.8 million, $5.9 million relating to the acquisition of Prevalere Lifesciences, $0.3 million relating to the acquisition of the assets of the former Qualia Clinical Service and $1.9 million relating to the acquisition of Veeda Laboratories Limited.  An additional $24.1 million of surplus cash balances were invested in short term investments during the year, offset by $17.5 million realized during the year from the sale of short term investments.

Net cash used by financing activities during the year ended December 31, 2009, amounted to $105.1 million compared with net cash provided of $22.3 million for the year ended December 31, 2008. During the year ended December 31, 2009, the Company drew down additional borrowings of $17.4 million.  This was offset by the repayment of $127.0 million of borrowings during the period.  At December 31, 2009, all borrowings previously drawn under negotiated facilities had been repaid in full.

As a result of these cash flows, cash and cash equivalents increased by $86.4 million for the year ended December 31, 2009, compared to a decrease of $18.5 million for the year ended December 31, 2008.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($50.2 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At December 31, 2009, €26.2 million ($37.5million), was available to be drawn under this facility.

On December 22, 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  As at December 31, 2009, $50 million was available to be drawn under this facility.

On January 2, 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  As at December 31, 2009, $25 million was available to be drawn under this facility.

On May 29, 2009, committed credit facilities were negotiated with Citibank Europe for $20 million.  The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million.  On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan.  These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favor of the banks.  As at December 31, 2009, $50 million was available to be drawn under these facilities.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended December 31, 2009. No amounts have been accrued in respect of the additional consideration payable as these milestones have not been achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones were achieved during the years ended December 31, 2008 and 2009.  On April 30, 2009, $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  No amounts have been accrued for amounts potentially payable in respect of the year ended December 31, 2009 as these milestones have not been achieved.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	177.7	38.2	57.0	43.2	39.3
Capital lease obligations	0.5	0.3	0.2	-	-
Non-current tax liabilities	18.9	2.7	11.9	4.1	0.2

Total (U.S.$ in millions)	$197.1	$41.2	$69.1	$47.3	$39.5

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

Critical Accounting Policies

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

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

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, laboratory, imaging and contract staffing services.   Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Contract costs equate to the product of labor hours incurred and compensation rates.  For the percentage of completion method, the input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. Where revenue is recognised on the unit of delivery method, the basis applied is the number of units completed as a percentage to the total number of contractual units.

We recognize biometric revenues on a fee-for-service basis as each unit of data is prepared.  Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed.  Consulting revenue is recognized on a fee-for-service- basis recognizing revenue as each hour of the related service is performed.  Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

Laboratory service revenue is recognised on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

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

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment, there can be no assurance that these deferred tax assets may be realizable.

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

Impact of Future Accounting Pronouncements

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-16, Accounting for Transfers of Financial Assets (formerly FASB Statement No. 166). ASU 2009-16 eliminates the qualifying special purpose entity concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. ASU 2009-16 is effective as of the beginning of January 1, 2010. The Company does not expect the adoption of ASU 2009-16 to have a material impact on the financial statements.

In October 2009, the FASB issued ASU No. 2009-14 Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2009-14 to have a material impact on the financial statements.

In October 2009, the FASB issued ASU No. 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables. The amendments to FASB ASC 605-25 allow vendors to account for products and services separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU 2009-13 to have a material impact on the financial statements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of February 23, 2010.

Name	Age	Position
Dr. Bruce Given (2) (4) (5)	55	Chairman of the Board, Director
Peter Gray (1) (5)	55	Chief Executive Officer, Director
Ciaran Murray (1) (5)	47	Chief Financial Officer
Dr. John Climax	57	Director
Dr. Ronan Lambe (6)	70	Director
Thomas Lynch (2) (3) (4)	53	Director
Edward Roberts (3)	75	Director
Professor Dermot Kelleher (3) (6)	54	Director
Dr. Anthony Murphy (2) (4)	59	Director
Dr. John Hubbard	53	Group President Clinical Research Services
Alan Morgan	45	Group President Early Clinical Research and Laboratory Services

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee

Dr. Bruce Given was appointed Chairman of the Board of the Company in January 2010. He has served as an outside director of the Company since September 2004.  From March 2002 until June 2007 he served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Dr. Given previously held various positions in Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

Peter Gray has served as the Chief Executive Officer of ICON since November 2002. He served as the Group Chief Operating Officer of ICON from June 2001, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 19 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

Ciaran Murray has served as Chief Financial Officer of ICON plc since October 2005.  Mr. Murray developed his experience in senior financial positions in the food sector with Kraft Foods Inc, Cantrell and Cochrane plc and Northern Foods plc, and in the technology sector with Novell Inc and Codec Systems, a privately held Irish technology group where Mr. Murray served as Chief Financial Officer from 1999 to 2005, immediately prior to joining ICON plc.  Mr. Murray obtained a Bachelor of Commerce degree from University College Dublin in 1982. He qualified as a Chartered Accountant with PwC and is a Fellow of the Institute of Chartered Accountants in Ireland.

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as an outside director of the Company.  Dr. Climax has over 22 years of experience in the contract research industry in both Europe and the United States. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982.

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

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as Chairman of Amarin Corporation plc from 2000 to 2009, and served as its Chief Executive Officer from 2007 to 2009.  Between 1993 and 2004, he held a number of senior management positions in Elan Corporation plc.  Mr Lynch is an investor in, and serves on the board of, a number of biotechnology companies. He has also served as a board member of IDA Ireland (an agency of the Irish Government) since 2000.

Edward Roberts has served as an outside director of the Company since February 1998. Mr. Roberts was Managing Director of the Pharmaceutical Division of Merck KGaA from 1990 to 1998. Prior to that, he held a number of senior management positions with Eli Lilly International in Europe and the United States. Mr. Roberts has over 40 years of experience in the pharmaceutical industry. Mr Roberts serves as Chairman of Merz & Co. GmbH.

Professor Dermot Kelleher has served as an outside director of the Company since May 2008. Professor Kelleher is currently Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin. His research interests are broad ranging in the fields of Gastroenterology, Immunology and Molecular Biology and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Dr. Anthony Murphy has served as an outside director of the Company since April 2009.  Dr. Murphy was the Senior Vice President of Human Resources for Eli Lilly & Co., prior to his retirement in May 2009.  Born in Cardiff, Wales, Mr. Murphy received a bachelor’s degree in psychology from University College Dublin in 1970 and a doctorate in psychology from the University of Wales in 1975. Mr. Murphy joined Lilly (in the United Kingdom) in 1980, and held increasingly senior positions in HR, with the company until his retirement. Prior to joining he had lectured in industrial relations and worked as a consultant and researcher at the University of Bath, England. Mr. Murphy is a fellow of the Institute of Personnel and Development (U.K.) and a Chartered Psychologist.

Dr. John W. Hubbard was appointed Group President Clinical Research Services in January 2010.  He previously served as President of ICON Clinical Research from March 2007 to December 2009, President of ICON Clinical Research - U.S. from April 2005 to February 2007 and as Chief Operating Officer, U.S Operations from October 1999 to March 2005. Dr. Hubbard has more than 20 years of experience in pharmaceutical research and development.  He has held positions of increasing responsibility at Revlon Health Care Group, Hoechst Marion Roussel Pharmaceuticals, Parexel International Corporation, and from July 1997 until joining ICON, he held the position of Senior Vice President of Clinical Research Operations at Clinical Studies, an industry leading site management organization and division of Innovative Clinical Solutions, Ltd. Dr. Hubbard received a B.S. in Psychology/Biology from the University of Santa Clara, a Ph.D. in Cardiovascular Physiology from the University of Tennessee, and was a NIH Postdoctoral Fellow in Cardiovascular Pharmacology at the University of Texas Health Sciences Center.

Alan Morgan was appointed Group President Early Clinical Research and Laboratory Services in January 2010. Mr. Morgan has held positions of increasing responsibility since joining the Company in August 2006, including Chief Operating Officer ICON Clinical Research, President ICON Clinical Research Europe and Vice President of Process Development.  Prior to joining ICON, he was Global General Manager of the Phase II - IV business of MDS Pharma Services from August 2005, having joined MDS in September 2002 as General Manager of their European, Latin American and Asian Clinical Development operations. In both roles he was responsible for Clinical Operations, Data Management and Biostatistics, Regulatory Affairs, and all of the commercial operations of the business.  Mr Morgan joined MDS from Covance Inc, where he held a number of senior positions including General Manager of their Phase II - IV business in Europe, Asia, and Latin America.  His initial career was in pharma, including seven years with Glaxo Wellcome and two years with ICI Pharmaceuticals in various business financial roles.  He is a graduate of the City University Business School in London and a Fellow of the Chartered Association of Certified Accountants.

Board of Directors
ICON’s Articles of Association provide that, unless otherwise determined by ICON at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Accordingly, at the annual general meeting of ICON to be held in 2010, it is anticipated that two directors will retire by rotation and offer themselves for re-election. Any additional director appointed by us shall hold office until the next annual general meeting and will be subject to re-election at that meeting.

Board committees
ICON established a Compensation and Organization Committee and an Audit Committee in 1998, a Nominating and Governance Committee in 2004, an Execution Committee in 2005, and a Quality Committee in February 2010,  all of which are committees of the Board of Directors and are, with the exception of the Execution Committee, composed of non-executive directors of ICON plc.

Compensation and Organization Committee
During 2009, the Compensation and Organization Committee comprised Thomas Lynch (Chairman), Edward Roberts, Dr. Bruce Given and Dr. Anthony Murphy. It is responsible for all aspects of senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to ICON. At the Company’s board meeting on February 23, 2010, the committee was amended to comprise Dr Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.

Annual bonuses for executive directors are determined by the committee based on the achievement of ICON’s objectives.

Audit Committee
During 2009, the Audit Committee comprised Edward Roberts (Chairman), Thomas Lynch, Dr. Bruce Given and Professor Dermot Kelleher.  It reviews the annual report, the quarterly earnings releases, the effectiveness of the system of internal controls, compliance with our ethical code and legal requirements, and approves the appointment and removal of the external auditors. It also addresses all issues raised and recommendations made by the external auditors and pre-approves all auditor services. At the Company’s board meeting on February 23, 2010, the committee was amended to comprise Thomas Lynch (Chairman), Edward Roberts and Professor Dermot Kelleher.

Nominating and Governance Committee
During 2009, the Nominating and Governance Committee comprised Thomas Lynch (Chairman), Edward Roberts and Dr. Bruce Given. On an ongoing basis it reviews the membership of the board of directors and board committees. It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company. At the Company’s board meeting on February 23, 2010, the committee was amended to comprise Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.

Execution Committee
During 2009, the Execution Committee, formerly known as the Executive Committee, comprised Peter Gray (Chairman), Dr. John Climax and Ciaran Murray. Established in March 2005, this Committee is responsible for the management of the Company in intervals between meetings of the Board and exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  At the Company’s board meeting on February 23, 2010, the committee was amended to comprise Peter Gray (Chairman), Dr. Bruce Given and Ciaran Murray.

Quality Committee
On February 23, 2010, the Company established a Quality Committee.  The purpose of this committee is to oversee compliance with the Company’s quality initiatives.  The committee comprises Professor Dermot Kelleher (Chairman) and Dr. Ronan Lambe.

The aggregate compensation (including share-based compensation of $0.9m) paid by ICON to all persons who served in the capacity of director or executive officer in 2009 (10 persons) was approximately $6.7 million, but does not include expenses reimbursed to directors and executive officers (including business travel, professional and business association dues and expenses). In addition, our officers are eligible to participate in the Company’s equity incentive plans, including the Company’s share options plans and restricted share unit plan. See Note 10 to the Consolidated Financial Statements. As of December 31, 2009, options granted to directors and executive officers of ICON to purchase an aggregate of 465,200 of our ordinary shares were outstanding. The options are exercisable at prices between $7.00 and $36.04 and expire between October 24, 2010 and April 30, 2017.

Employees

We employed 7,170, 6,975 and 5,610 people for the years ended December 31, 2009, December 31, 2008, and December 31, 2007, respectively. Our employees are not unionized and we believe that our relations with our employees are good.

Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including Amercian Depository Securities, ADS’s) as of February 23, 2010, by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date
Dr. John Climax	3,107,568	5.3%	20,000	$7.00	January 21, 2011
			20,000	$8.88	February 4, 2012
			12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			10,000	$35.33	February 26, 2016
			50,000	$15.84	April 30, 2017
Mr. Peter Gray	396,288	0.7%	20,000	$7.00	January 21, 2011
			20,000	$8.88	February 4, 2012
			12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
			50,000	$15.84	April 30, 2017
Dr. Ronan Lambe	54,380	0.1%	6,000	$7.00	January 21, 2011
			6,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			2,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25,2017
Mr. Thomas Lynch	4	-	1,200	$7.00	January 21, 2011
			2,400	$8.88	February 4, 2012
			2,400	$8.60	February 24, 2013
			3,200	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25,2017
Mr. Edward Roberts	16,004	-	2,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25,2017
Dr. Bruce Given	-	-	4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25,2017
Professor Dermot Kelleher	-	-	6,000	$36.04	May 27, 2016
			2,000	$22.26	February 25,2017
Dr. Anthony Murphy	-	-	3,000	$15.84	April 30, 2017
Mr. Ciaran Murray	-	-	60,000	$10.42	January 17, 2014
			18,000	$11.00	February 3, 2014
			16,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
			17,000	$22.26	February 25,2017

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

Employee Share Option Schemes

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation  and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO. Each grant of an option under the 2008 Option Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Awards under the 2008 RSU Plan may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003, (“the 2003 Plan”), pursuant to which the Compensation and Organization Committee of the Board may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement.

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

Executive Officers and Directors Remuneration

Compensation Discussion & Analysis

Overview
The Compensation and Organization Committee (the “Committee”) seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock related awards granted under the Company’s equity incentive plans. All elements of executive compensation are determined by the Committee based on the achievement of ICON’s objectives.

In the year ended December 31, 2009, the executive officers earned significant bonuses and the Company awarded them additional equity incentives in the form of stock options.

Base Salary and Bonus Incentive
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers is up to 80% of base salary.

For fiscal 2009, based upon the Company’s income performance relative to the targets set by the Committee and individual objectives approved by the Committee, the Company’s named executive officers, excluding the Chief Executive Officer, earned an aggregate bonus of €558,575 ($777,760).

Equity Incentive
The Company’s executives  are eligible to receive equity incentives, including stock options and restricted share units,  granted under the Company’s equity incentive plans. If executives  receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives  may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives  if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment.  The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended December 31, 2008 and 2009.

Chief Executive Officer Compensation
The Committee uses the same factors in determining the compensation of the Chief Executive Officer as it does for the other participants. The Chief Executive Officer’s base salary for the year ended December 31, 2009, was €500,000 ($696,200).

Executive Compensation
Summary compensation table - Year ended December 31, 2009
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)
Peter Gray, Chief Executive Officer	2009	500,000	387,500	49,300	38,302	975,102	1,357,603	112,455	1,470,058
Ciaran Murray, Chief Financial Officer	2009	309,000	208,575	27,480	18,332	563,387	785,250	118,468	903,718
John Climax*, Chairman	2009	600,000	350,000	440,308	954,492	2,344,800	3,352,110	527,351	3,879,461
Total	2009	€1,409,000	€946,075	€517,088	€1,011,126	€3,883,289	$5,494,963	$758,274	$6,253,237
* Further information is set out in the Disclosure of Compensation Agreements section on page 43 of this report.

Summary compensation table - Year ended December 31, 2008
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total Compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)
Peter Gray, Chief Executive Officer	2008	496,500	387,500	49,300	43,380	976,680	1,358,865	80,330	1,439,195
Ciaran Murray, Chief Financial Officer	2008	300,000	215,000	26,400	18,466	559,866	780,935	175,135	956,070
John Climax, Chairman	2008	600,000	405,000	50,000	62,280	1,117,280	1,558,240	71,717	1,629,957
Total	2008	€1,396,500	€1,007,500	€125,700	€124,126	€2,653,826	$3,698,040	$327,182	$4,025,222
Grant of Plan-Based Awards - Fiscal 2009
With the exception of the bonus element of compensation mentioned above, there were no plan based awards for any of the named executive officers in fiscal 2009.

Director Compensation
Summary compensation table - Year ended December 31, 2009
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax*	2009	600,000	440,308	1,304,492	2,344,800	3,352,110	527,351	-	3,879,461
Peter Gray	2009	500,000	49,300	425,802	975,102	1,357,603	112,455	-	1,470,058
Ronan Lambe	2009	-	-	-	-	-	19,383	48,000	67,383
Thomas Lynch	2009	-	-	-	-	-	23,025	78,000	101,025
Edward Roberts	2009	-	-	-	-	-	23,025	78,000	101,025
Bruce Given	2009	-	-	-	-	-	22,611	66,000	88,611
Dermot Kelleher	2009	-	-	-	-	-	21,691	51,750	73,441
Anthony Murphy	2009	-	-	-	-	-	2,476	41,750	44,226
Shuji Higuchi	2009	-	-	-	-	-	21,110	-	21,110
Total		€1,100,000	€489,608	€1,730,294	€3,319,902	$4,709,713	$773,127	$363,500	$5,846,340
* Further information is set out in the Disclosure of Compensation Agreements section on page 43 of this report.

Summary compensation table - Year ended December 31, 2008
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		Euro (€)	Euro (€)	Euro (€)	Euro (€)	USD ($)	USD ($)	USD ($)	USD ($)
John Climax	2008	600,000	50,000	467,280	1,117,280	1,558,240	71,717	-	1,629,957
Peter Gray	2008	496,500	49,300	430,880	976,680	1,358,865	80,330	-	1,439,195
Ronan Lambe	2008	-	-	80,000	80,000	118,150	19,861	40,000	178,011
Thomas Lynch	2008	-	-	-	-	-	23,482	55,000	78,482
Edward Roberts	2008	-	-	-	-	-	23,503	65,000	88,503
Shuji Higuchi	2008	-	-	-	-	-	23,503	40,000	63,503
Bruce Given	2008	-	-	-	-	-	18,538	45,000	63,538
Dermot Kelleher	2008	-	-	-	-	-	10,779	21,000	31,779
Total		€1,096,500	€99,300	€978,160	€2,173,960	$3,035,255	$271,713	$266,000	$3,572,968

Outstanding Equity Interests Received as Compensation

Outstanding Equity Awards Table –The following table sets forth information concerning stock options held by the named Executive Officers at December 31, 2009:

Name	Option awards
	No. of securities underlying unexercised options – exercisable	No. of securities underlying unexercised options – unexercisable	Equity incentive plan awards: No. of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date
Peter Gray	20,000	-	-	$7.00	Jan 21, 2011
	20,000	-	-	$8.88	Feb 4, 2012
	7,200	4,800	-	$11.00	Feb 3, 2014
	4,800	7,200	-	$21.25	Feb 16, 2015
	2,800	11,200	-	$35.33	Feb 26, 2016
	-	50,000	-	$15.84	Apr 30, 2017
Ciaran Murray	60,000	-	-	$10.42	Jan 17, 2014
	10,800	7,200	-	$11.00	Feb 3, 2014
	6,400	9,600	-	$21.25	Feb 16, 2015
	2,800	11,200	-	$35.33	Feb 26, 2016
	-	17,000	-	$22.26	Feb 25, 2017
John Climax	20,000	-	-	$7.00	Jan 21, 2011
	20,000	-	-	$8.88	Feb 4, 2012
	12,000	-	-	$11.00	Feb 3, 2014
	12,000	-	-	$21.25	Feb 16, 2015
	10,000	-	-	$35.33	Feb 26, 2016
	50,000	-		$15.84	Apr 30, 2017

All information in this table relates to nonqualified stock options. The Company has not granted any stock appreciation rights (“SARs”) in fiscal year 2009. Substantially all options become exercisable in five equal installments each year beginning on the first anniversary of the grant date.

Options Exercised Table

The following table sets forth information concerning stock options exercised by the named Directors for the year ended December 31, 2009:

Name	No. of securities underlying exercised options	Option exercise price ($)	Option expiration date

John Climax	20,000	$7.25	January 11, 2010

Peter Gray	20,000	$7.25	January 11, 2010

Ronan Lambe	12,000	$7.25	January 11, 2010

Retirement Plans & Other Post-Employment Payments & Benefits

Pension Plan
All named executive officers are eligible to participate in a defined contribution pension plan (the “Plan”). The Company's contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations. Total company contributions for the named executive officers for the year ended December 31, 2009, was €517,088 ($756,613).

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Peter Gray
Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director of the Company since June 1997. The service agreement with Mr. Gray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. At February 23, 2010, Mr. Gray held 128,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. At February 23, 2010, Mr. Murray held 125,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive positions authorized by the Board.  The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and as an Executive Director from June 1990 to December 2009. On December 31, 2009, Dr. Climax retired as Chairman of the Board of the Company and his service agreement with the Company (the “Dr. Climax Service Agreement”) ended.  Since January 2010, he has held a position as an outside director of the Company.

The Dr. Climax Service Agreement provided for a bonus, a pension contribution, a twelve month notice period, two company cars and medical insurance cover for himself and his dependants. At February 23, 2010, Dr. Climax held 124,000 ordinary share options at exercise prices ranging from $7.00 to $35.33 per share.

The arrangements relating to Dr. Climax’s retirement were set out in an agreement entered into between the Company and Dr. Climax in December 2009 (the “December Agreement”). Pursuant to the December Agreement, Dr. Climax received, having regard to the Dr. Climax Service Agreement (which terminated pursuant to the December Agreement), a payment of €830,000 ($1,200,620) and a pension contribution of €170,000 ($252,620). In addition, and also pursuant to the December Agreement, he received an ex-gratia pension contribution for past service of €220,308 ($327,378), the acceleration of vesting of unvested share options and the transfer of two company cars. The payments and contributions set out in this paragraph are included in the amounts listed for Dr. Climax in the Summary Compensation Table – Year Ended 31 December, 2009 on pages 40 and 41.

The Company has also entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($375,795) per annum. Pursuant to the consultancy agreement Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON’s ordinary shares (including ADSs) as of February 23, 2010 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Fidelity Group Companies (3)	5,817,137	9.9%
Neurberger Berman LLC (3)	4,695,578	8.0%
Dr. John Climax (2)	3,231,568	5.5%
All directors and officers as a group (4)	4,039,444	6.8%

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

(2)	Includes 3,107,568 ADSs held by Poplar Limited, a Jersey company controlled by Dr. Climax, and options to purchase 124,000 ADSs.

(3)	Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(4)	Includes 465,200 ordinary shares issuable upon the exercise of stock options granted by the Company.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Given that certain of the ordinary shares and American Depositary Shares (“ADRs”) are held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.  Based on management’s review of relevant filings with the Securities and Exchange Commission and other publicly available information, the Company believes that the number of ordinary shares (including ADSs) held by holders of record that are residents of the United States is below 50% and may include , Fidelity Group Companies and Neurberger Berman LLC. The Company notes that of a total of 59,011,585 ordinary shares (including ADSs) of the Company which were issued and outstanding at February 23, 2010, 10,512,715 ordinary shares (including ADSs) were held by holders of record in the United States.

Related Party Transactions

Year ended December 31, 2009

On December 31, 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($375,795) per annum.  The consultancy agreement provides that the Company will provide during the term of the agreement permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Mr Edward Roberts has served as Chairman of Merz GmbH since 2003.  Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry.   ICON Clinical Research Limited, a wholly owned subsidiary of ICON has entered into a number of contracts with Merz, for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $43.5 million. During the year ended December 31, 2009, ICON recognized a total of $9.8 million of revenue in relation to these activities. At December 31, 2009, $1.2 million was outstanding to be received from Merz GmbH.

During the year ended December 31, 2009, Dr. Bruce Given served as Acting Chief Medical Officer of Sembiosys Genetics Inc. (“Sembiosys”).  Sembiosys is a plant biotechnology company specializing in the production of high-value pharmaceutical and non-pharmaceutical products.  During the year ending December 31, 2008, Sembiosys engaged ICON Development Solutions a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. The total potential value of this study was $0.8 million.  During the year ending December 31, 2009, ICON recognized a total of $0.3 million of revenue in relation to these activities.  There were no amounts outstanding as at December 31, 2009.

Year ended December 31, 2008

As at December 31, 2008, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 1.1 million and 1.5 million shares respectively in Amarin. These respective holdings equated to approximately 3.97% and 5.42% respectively, of Amarin’s issued share capital.  Thomas Lynch also served as Chairman of Amarin from 2000 to 2009 and Chief Executive Officer from 2007 to 2009. Amarin is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders.  During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited, a wholly owned subsidiary of ICON, to conduct a clinical trial on its behalf.  The total potential value of this study was $7 million. During the year ended December 31, 2008, the Company recognized $0.2 million of revenue relating to the Amarin contract.  At December 31, 2008, $0.3 million was outstanding to be received from Amarin on this trial.

As at December 31, 2008, Dr. John Climax and Dr. Ronan Lambe held 3.05% and 2.94% respectively of the issued share capital of NuPathe Inc. (“NuPathe”).  NuPathe is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Prior to July 2008 Dr. Climax also served as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. During the year ended December 31, 2008, the Company recognized $0.1 million relating to the NuPathe contract. There were no amounts outstanding as at December 31, 2008.

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

Item 9.  The Offer and the Listing

ICON’s ADSs are traded on the NASDAQ National Market under the symbol “ICLR”. Our Depository for the ADSs is The Bank of New York Mellon. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of ICON are traded in any other market. The following table sets forth the trading price for the dates indicated for ICON plc’s ADSs as reported by NASDAQ.
	High Sales Price	Low Sales Price
Year Ending	During Period	During Period
May 31, 2005	$11.23	$7.57
December 31, 2005 (7 month transition period)	$12.63	$7.53
December 31, 2006	$20.18	$10.25
December 31, 2007	$32.40	$18.34
December 31, 2008	$44.78	$15.64
December 31, 2009	$26.85	$12.17
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
March 31, 2008	$35.56	$28.63
June 30, 2008	$39.12	$29.52
September 30, 2008	$44.78	$35.00
December 31, 2008	$39.66	$15.64
March 31, 2009	$24.77	$15.07
June 30, 2009	$22.46	$12.17
September 30, 2009	$25.35	$20.25
December 31, 2009	$26.85	$21.00
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2009	$23.85	$20.25
August 31, 2009	$24.59	$21.11
September 30, 2009	$25.35	$21.45
October 31, 2009	$26.85	$21.84
November 30, 2009	$25.24	$22.15
December 31, 2009	$23.41	$21.00

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia and certain associated persons, Zimbabwe, the Islamic Republic of Iran, the Democratic Peoples Republic of Korea, the Republic of Lebanon, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Sudan, Somalia, Cote D’Ivoire, the Democratic Republic of Congo, President Lukashenko and certain other officials of Belarus, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

Material Contracts

The Company leases all but one of its facilities under operating leases.  Certain of these leases are considered to be material.  Details of the Company’s material contracts are set out on page 58.

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

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust; and for the purpose of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE ADSs REPRESENTING SUCH ORDINARY SHARES AND ADRs EVIDENCING OWNERSHIP OF SUCH ADSs.

Irish Taxation

Irish corporation tax on income
ICON is a public limited company incorporated and resident for tax purposes in Ireland.

For Irish tax purposes, the residence of a company is generally in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be Irish tax resident. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the Company’s management to continue to manage and control the Company from the Republic of Ireland, so that the Company will continue to be resident in the Republic of Ireland.

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%.

An exemption from Irish corporation tax is available to Irish resident companies whose income is derived from qualifying royalties or license fees paid in respect of qualifying patents. The main requirement to qualify for the exemption is that the research, planning, processing, experimentation, testing, devising, designing, developing or similar activity leading to the invention which is the subject of the patent is carried out in an EEA State. Under Irish law, income from such qualifying patents is disregarded for taxation purposes. From January 1, 2008, there is an annual limit of 5 million Euro placed on qualifying patent income.  To the extent that income arises above this threshold, it will,  subject to certain exceptions, be liable to Irish corporation tax at 25%.

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities and this expenditure exceeds the qualifying expenditure spent by the company in 2003. The qualifying excess expenditure results in a tax credit of 25% of that excess.

Corporation tax is charged at the rate of 25% on a company’s non-trading income and certain types of trading income not eligible for the lower rates discussed above.

Capital gains arising to an Irish resident company are liable to tax at 25% (22% for disposals made in 2009 on or before April 7, 2009).  However, a capital gains tax exemption has been introduced in Ireland in respect of disposals of certain qualifying shareholdings.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

●
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout the period of at least one year, within the two year period prior to disposal.

●
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”).

●	The shares must be in a company which is primarily a trading company or the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group.

●	The shares must not derive the greater part of their value from land or mineral rights in the State.

Taxation of Dividends - Withholding Tax
Unless exempted, all dividends paid by ICON, other than dividends paid entirely out of exempt patent income (subject to conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%.

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a Relevant Territory, will be exempt from withholding tax provided he or she makes the requisite declaration.

No dividend withholding tax will apply on the payment of a dividend from an Irish resident company to its Irish resident 51% parent company.  Where the Irish company receiving the dividend does not hold at least 51% of the shares of the paying company, the dividend will be exempt from withholding tax provided  the Irish corporate shareholder makes the requisite declaration.

Non-Irish resident corporate shareholders that:

●	are ultimately controlled by residents of a Relevant Territory;

●	are resident in a Relevant Territory and are not controlled by Irish residents;

●
have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories; or

●
are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories;

will be exempt from withholding tax on the production of the appropriate certificates and declarations.

U.S. Holders of ordinary shares (as opposed to ADSs: see below) should note, however, that these documentation requirements may be burdensome. As described on page 50, these documentation requirements do not apply in the case of ADSs.

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

Taxation of dividends - Income Tax
Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to pay related social insurance (PRSI), health and income levies.

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income.  This liability is limited to tax at the standard rate of 20% and therefore, where withholding tax has been deducted, this will satisfy the tax liability. No PRSI, health or income levies should apply in these circumstances.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

●	an individual resident in the U.S. or in a Relevant Territory;

●	a corporation that is ultimately controlled by persons resident in the U.S. or in a Relevant Territory;

●
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory;

●	a corporation resident in another EU member state or in a Relevant Territory, which is not controlled directly or indirectly by Irish residents; or

●
a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory.

U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty.  U.S. Holders that are entitled to benefits under the treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

From 2010, certain non-Irish resident individuals that are either domiciled in Ireland or Irish nationals will be subject to an annual levy of €200,000 if their Irish-located capital exceeds €5,000,000 and their worldwide annual income exceeds €1,000,000.

Taxation of Capital Gains
Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 25% on gains arising from the disposal or part diposal of their shareholding (22% for disposals made in 2009 on or before April 7, 2009).

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals -:

●	who cease to be Irish resident;

●	who own the shares when they cease to be resident;

●	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

●	who dispose of an interest in a company during this temporary non-residence; and

●	the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 25% of the taxable gain.

Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax – free thresholds, gifts and inheritances are liable to tax at 25% (22% for acquisitions in 2009 on or before April 7, 2009).

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

For these purposes a non-Irish domiciled individual will not be regarded as resident or ordinarily resident in the Republic of Ireland on a particular date unless they are resident or ordinarily resident in the Republic of Ireland on that date and have been resident for the 5 consecutive tax years immediately preceding the year of assessment in which the date falls.

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

The tax-free threshold amounts that apply with effect from 2010 are:
●	€20,740 (2009: €27,127 pre April 8, 2009/€21,700 post April 2009) in the case of persons who are not related to one another;
●
€41,481 (2009: €54,254 pre April 8, 2009/€43,400 post April 8, 2009) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

●
€414,799 (2009: €542,544 pre  April 8, 2009/€434,000 post  April 8, 2009) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Irish Stamp Duty - Ordinary Shares
Irish stamp duty, which is a tax on certain documents, is payable on all transfers of the ordinary shares (other than between spouses) whenever a document of transfer is executed.  Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer. No stamp duty shall arise on the transfer of ordinary shares where the consideration for the transfer does not exceed €1,000, provided the instrument contains a statement certifying that the transaction does not form part of a larger transaction or a series of larger transactions, in respect of which the amount of the total consideration attributable to the shares would exceed €1,000.

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship, and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland.  In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises.

Irish Stamp Duty - ADSs Representing Ordinary Shares
A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares.  However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in the beneficial ownership which would be subject to stamp duty at the ad valorem rate.  Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises.  No stamp duty shall arise on the transfer of ADSs where the consideration for the transfer does not exceed €1,000, provided the instrument contains a statement certifying that the transaction does not form part of a larger transaction or a series of larger transactions, in respect of which the amount of the total consideration attributable to the ADSs would exceed €1,000.

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

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report.  Our SEC file number for Exchange Act reports is 333-08704.

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

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.  The Company had no interest rate instruments or derivatives as at December 31, 2009.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro.  At December 31, 2009, we had cash denominated in non-U.S. dollar denominated currencies.  In order to reduce the foreign currency exchange risk, we may enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates.  We held no foreign exchange forward contracts during the year ended December 31, 2009.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2009	Fair value Change +10% movement in foreign exchange rate	Fair value Change -10% movement in foreign exchange rate
	(in thousands)	(in thousands)	(in thousands)

Non-U.S. Dollar denominated cash	$37,786	$3,779	($3,779)

Interest Rate Risk

The sensitivity analysis below represents the hypothetical change in our interest income/(expense) based on an immediate 1% movement in market interest rates.

	Interest Income/(Expense) for the year ended December 31, 2009	Interest Income/(Expense) Change 1% increase in market interest rate	Interest Income/(Expense) Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$750	$2,692	$-

Interest Expense	($3,530)	($3,950)	($3,110)

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

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2009. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report

Reference is made to page 59 of this Form 20-F.

(c) Report of Independent Registered Public Accounting Firm

Reference is made to page 60 of this Form 20-F.

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

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2009 and December 31, 2008, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2009, and December 31, 2008, and fees billed for other services rendered by KPMG.

	12 month period ending December 31, 2008		12 month period ending December 31, 2009
	(in thousands)		(in thousands)
Audit fees (1)	$1,835	54%	$1,735	65%
Audit related fees (2)	403	12%	24	1%
Tax fees (3)	1,171	34%	928	34%
Total	$3,409	100%	$2,687	100%

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 60 to 99 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management’s Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as at December 31, 2008 and 2009

Consolidated Statements of Operations for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2008 and December 31, 2009.

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

Office Space Lease, dated September 25, 1998, between ICON Clinical Research, Inc. and O’Neill Lansdale Properties, L.P. (incorporated by reference to Exhibit 10.1(a) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Amended and Restated Office Space Lease, dated January 1, 2001, between ICON Clinical Research Inc,  and 212 Church Associates, L.P. (incorporated by reference to Exhibit 10.1(b) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Amendment Number 1 to the Amended and Restated Office Space Lease, between ICON Clinical Research, Inc. and 212 C Associates, L.P. (incorporated by reference to Exhibit 10.1(c) to the Form 20-F (File No. 333-08704) filed on March31, 2009).

Amendment Number 2 to the Amended and Restated Office Space Lease, dated January 11, 2005, between  ICON Clinical Research, Inc. and 212 C Associates, L.P. (incorporated by reference to Exhibit 10.1(d) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Agreement of Lease, dated August 13, 2001, between ICON Clinical Research (UK) Limited, ICON plc and Capital Business Parks Globeside Limited (incorporated by reference to Exhibit 10.2 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Agreement of Lease, dated November 29, 2002, between ICON Laboratories, Inc. and MSM Reality Co. LLC, Davrick, LLC and Sholom Blau Co. LLC (together, the “Landlord”). (incorporated by reference to Exhibit 10.3 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Highwoods Properties Office Lease, dated February 17, 2003, between ICON Clinical Research, Inc. and Highwoods Realty Limited Partnership (incorporated by reference to Exhibit 10.4 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

Section 302 certifications.

Section 906 certifications.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2009, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2009 and  2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertain Income Taxes, (included in FASB ASC Topic 740, Income Taxes), as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 23, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
February 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated February 23, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
February 23, 2010

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2008	2009
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$58,378	$144,801
Short term investments - available for sale (Note 3)	42,726	49,227
Accounts receivable	210,535	191,924
Unbilled revenue	141,727	92,080
Other receivables	11,196	13,016
Deferred tax asset (Note 13)	5,609	9,625
Prepayments and other current assets	24,332	20,126
Income taxes receivable (Note 13)	5,776	14,627
Total current assets	500,279	535,426
Other Assets:
Property, plant and equipment, net (Note 6)	171,748	178,989
Goodwill (Note 4)	169,344	173,568
Non-current other assets	2,179	3,082
Non-current income taxes receivable (Note 13)	4,840	483
Non-current deferred tax asset (Note 13)	8,271	6,890
Intangible assets (Note 5)	10,624	9,960
Total Assets	$867,285	$908,398
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,505	$12,123
Payments on account	121,935	165,198
Other liabilities (Note 7)	130,223	119,666
Deferred tax liability (Note 13)	1,356	751
Bank credit lines and loan facilities (Note 8)	40,193	-
Income taxes payable (Note 13)	3,110	1,782
Total current liabilities	314,322	299,520
Other Liabilities:
Non-current other liabilities	1,880	2,844
Non-current government grants (Note 11)	1,386	1,750
Non-current income taxes payable (Note 13)	15,949	19,350
Non-current deferred tax liability (Note 13)	12,196	12,688
Non-current bank credit lines and facilities (Note 8)	65,186	-
Shareholders’ Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
58,518,195 shares issued and outstanding at December 31, 2008 and 59,007,565 shares issued and outstanding at December 31, 2009*.	4,921	4,965
Additional paid-in capital	162,057	174,188
Accumulated other comprehensive income	3,178	12,584
Retained earnings	286,210	380,509
Total Shareholders’ Equity	456,366	572,246
Total Liabilities and Shareholders’ Equity	$867,285	$908,398

The accompanying notes are an integral part of these consolidated financial statements.

*Comparative figures have been amended to reflect the Bonus Issues (Stock Splits) which took place with an effective date of August 8, 2008

 ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2007	2008	2009

	(in thousands, except share and per share data)
Revenue:
Gross revenue	$867,473	$1,209,451	$1,258,227
Reimbursable expenses	(236,751)	(344,203)	(370,615)
Net revenue	630,722	865,248	887,612
Costs and expenses:
Direct costs	354,479	489,238	507,783
Selling, general and administrative	187,993	248,778	230,910
Depreciation and amortization	19,008	27,728	32,659
One-time net charges (Note 14)	-	-	8,808
Total costs and expenses	561,480	765,744	780,160

Income from operations	69,242	99,504	107,452
Interest income	4,141	2,881	752
Interest expense	(1,403)	(4,105)	(3,530)

Income before provision for income taxes	71,980	98,280	104,674
Provision for income taxes (Note 13)	(15,830)	(19,967)	(10,375)
Non - controlling interests	(187)	(193)	-

Net income	$55,963	$78,120	$94,299

Net income per ordinary share:
Basic	$0.97	$1.34	$1.61

Diluted	$0.94	$1.30	$1.57

Weighted average number of ordinary shares outstanding*:
Basic (Note 2)	57,410,544	58,245,240	58,636,878

Diluted (Note 2)	59,495,928	60,221,587	59,900,504

The accompanying notes are an integral part of these consolidated financial statements.

*Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of August 8, 2008

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total

Balance at December 31, 2006*	57,035,704	$4,789	$131,307	$14,515	$152,127	$302,738
Comprehensive Income:
Net income	-	-	-	-	55,963	55,963
Currency translation adjustment (net of tax)	-	-	-	11,893	-	11,893
Actuarial gain on defined benefit pension plan (net of nil taxation)	-	-	-	5,420	-	5,420
Total comprehensive income						73,276
Exercise of share options	634,784	54	5,244	-	-	5,298
Share based compensation expense	-	-	5,748	-	-	5,748
Share issue costs	-	-	(126)	-	-	(126)
Tax benefit on exercise of options	-	-	1,466	-	-	1,466
Balance at December 31, 2007*	57,670,488	$4,843	$143,639	$31,828	$208,090	$388,400

Comprehensive Income:
Net income	-	-	-	-	78,120	78,120
Currency translation adjustment (net of tax)	-	-	-	(27,606)	-	(27,606)
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(1,044)	-	(1,044)
Total comprehensive income						49,470
Exercise of share options	847,707	78	8,438	-	-	8,516
Share based compensation expense	-	-	6,058	-	-	6,058
Share issue costs	-	-	(138)	-	-	(138)
Tax benefit on exercise of options	-	-	4,060	-	-	4,060
Balance at December 31, 2008*	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total
Balance at December 31, 2008*	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

Comprehensive Income:
Net income	-	-	-	-	94,299	94,299
Currency translation adjustment (net of tax)	-	-	-	10,048	-	10,048
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(642)	-	(642)
Total comprehensive income						103,705
Exercise of share options	489,370	44	4,375	-	-	4,419
Share based compensation expense	-	-	7,353	-	-	7,353
Share issue costs	-	-	(84)	-	-	(84)
Tax benefit on exercise of options	-	-	487	-	-	487
Balance at December 31, 2009*	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246

*Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of August 8, 2008

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31
	2007	2008	2009
Cash flows from operating activities:
Net income	$55,963	$78,120	$94,299
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	396	254	264
Depreciation and amortization	19,008	27,728	32,659
Amortization of government grants	(117)	(126)	(149)
Stock compensation expense	5,748	6,058	7,353
Deferred taxes	(1,177)	2,909	(3,399)
Minority interest	187	193	-
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(11,390)	(83,816)	25,804
(Increase)/decrease in unbilled revenue	(52,231)	2,168	47,898
Decrease/(increase) in other receivables	2,275	(10,175)	(1,490)
Decrease/(increase) in prepayments and other current assets	502	(9,444)	5,552
Increase in other non current assets	(2,140)	(39)	(903)
Increase in payments on account	4,220	26,404	43,474
Increase in other current liabilities	14,403	41,849	11,924
Increase in other non current liabilities	1,394	17	1,261
Increase/(decrease) in income taxes payable	3,582	(3,968)	(3,836)
Increase/(decrease) in accounts payable	2,343	3,150	(5,641)
Net cash provided by operating activities	42,966	81,282	255,070
Cash flows from investing activities:
Purchase of property, plant and equipment	(75,391)	(67,882)	(33,792)
Purchase of subsidiary undertakings and acquisition costs	(41,150)	(49,540)	(25,932)
Cash acquired with subsidiary undertaking	-	549	32
Grant received	-	400	501
Sale of short term investments	14,824	14,026	17,544
Purchase of short term investments	(16,753)	(15,000)	(24,045)
Net cash used in investing activities	(118,470)	(117,447)	(65,692)
Cash flows from financing activities:
Drawdown of credit lines and facilities	94,829	58,925	17,400
Repayment of credit lines and facilities	(5,000)	(48,927)	(126,969)
Proceeds from the exercise of share options	5,298	8,516	4,419
Share issuance costs	(126)	(138)	(84)
Tax benefit from the exercise of share options	1,466	4,060	487
Bank overdraft acquired with subsidiary undertakings	(2,400)	-	-
Repayment of other liabilities and finance lease obligations	(109)	(99)	(311)
Net cash provided by/(used in) financing activities	93,958	22,337	(105,058)
Effect of exchange rate movements on cash	(4,612)	(4,675)	2,103
Net increase/(decrease) in cash and cash equivalents	13,842	(18,503)	86,423
Cash and cash equivalents at beginning of year	63,039	76,881	58,378

Cash and cash equivalents at end of year	$76,881	$58,378	$144,801

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

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2009, the Company had 7,170 employees, in 68 locations, in 38 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Staff Contracting  services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2009, we derived approximately 46.0%, 45.4 % and 8.6 % of our net revenue in the United States, Europe and Rest of World, respectively.

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

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “ASC”). The ASC has become the single source of non-governmental accounting principles generally accepted in the United States (“GAAP”) recognized by the FASB in the preparation of financial statements. The ASC does not supersede the rules or regulations of the Securities and Exchange Commission (“SEC”), therefore, the rules and interpretive releases of the SEC continue to be additional sources of GAAP for the Company. The Company adopted the ASC as of July 1, 2009. The ASC does not change GAAP and did not have an effect on the Company’s financial position, results of operations or cash flows.

(a)           Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired in the period are included in the consolidated statement of operations from the date of acquisition.

(b)           Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(c)           Revenue recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting, imaging, laboratory and contract staffing services. Contracts range in duration from a number of months to several years.

Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method. Depending on the contractual terms revenue is either recognised on the percentage of completion method based on the relationship between hours incurred and the total estimated hours of the trial or on the unit of delivery method. Contract costs equate to the product of labor hours incurred and compensation rates.  For the percentage of completion method the input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the Company may routinely adjust time estimates, the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate.  Where revenue is recognised on the unit of delivery method, the basis applied is the number of units completed as a percentage to the total number of contractual units.

Biometrics revenue is recognised on a fee-for-service method as each unit of data is prepared on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognised on a fee-for-service basis as each hour of the related service is performed. Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.  Laboratory service revenue is recognised on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

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

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$3,612,000 and US$3,467,000 for the years ended December 31, 2007 and 2008 respectively.  For the year ended December 31, 2009, these costs amounted to U.S.$2,548,000.

(g)           Foreign currencies and translation of subsidiaries

The Company’s financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  For the year ended December 31, 2007 the amounts charged to income amounted to U.S.$6,266,000 and for the year ended December 31, 2008 the amounts credited to income amounted to U.S. $2,255,000. For the year ended December 31, 2009, amounts charged to income amounted to U.S. $1,639,000.

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

(i)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out as at December 31, 2007, December 31, 2008 and December 31, 2009.

(j)           Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

(k)          Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(l)           Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of FASB ASC 320, Investments – Debt and Equity Securities.  Realized gains and losses are determined using specific identification.  The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  Any differences between the cost and fair value of the investments are represented by accrued interest.

 (m)        Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of raw materials comprises the purchase price and attributable costs, less trade discounts.  As at the year ended December 31, 2009, the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was U.S.$3.6 million (2008: U.S.$3.4 million).

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

(o)           Leased Assets

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

(p)           Income taxes

The Company applies FASB ASC 740, Income Taxes, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertain Income Taxes (“FIN 48”), (included in FASB ASC Topic 740, Income Taxes), as of January 1, 2007.   FIN 48 requires that the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement when considering uncertain tax positions.

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

(r)           Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Company operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Company’s ongoing tax status or tax position.  In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate.

The Company received refundable and non-refundable research and development credits in the current year relating to the current period and prior periods.  Non-refundable research and development credits are recorded as a reduction to income tax expense in the current period.  Current year refundable research and development credits are recorded as a reduction of the operating expenditure to which they relate.  The Company has also recognized a credit for refundable research and development incentives relating to a prior period in one time net charges in the income statement.

(s)           Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by FASB ASC 715-30 and the plan is presented in accordance with the requirements of FASB ASC 715-60 Defined Benefit Plans – Other Postretirement.

 (t)           Net income per ordinary share

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,

	2007	2008	2009
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	57,410,544	58,245,240	58,636,878

Effect of dilutive share options outstanding	2,085,384	1,976,347	1,263,626
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	59,495,928	60,221,587	59,900,504

(u)           Share-based compensation

The Company accounts for its share options in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation.  ASC 718 requires that all share based payments to employees, including stock options granted, be recognized in the financial statements, over the requisite service period, based on their grant date fair values.  The Company uses the Black-Scholes method of valuation to calculate the fair value of options granted.

(v)           Impairment of long-lived assets

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

(w)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum “A” rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  In the years ended December 31, 2007, December 31, 2008 and December 31, 2009, no unrealized gains or losses arose.  Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

	December 31,	December 31,
	2008	2009
	(in thousands)
Opening Goodwill	$123,879	$169,344
Current period acquisitions	55,674	1,584
Prior period acquisitions	-	(836)
Foreign exchange movement	(10,209)	3,476
Closing Goodwill	$169,344	$173,568

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as a separate intangible asset.  The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2009, indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a)	Acquisition of Qualia Clinical Services Inc. and Veeda Laboratories Ltd.

During the year ended December 31, 2009, the Company completed the acquisitions of Qualia Clinical Services, Inc., a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant. In aggregate, the total purchase price for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.6 million, has been recorded as goodwill of $1.6 million.

The acquisitions of Qualia Clinical Services Inc. and Veeda Laboratories Ltd. have been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations which is effective for all acquisitions which have taken place since January 1, 2009.  The following table summarises the fair values of the assets acquired and the liabilities assumed.

2009
(in thousands)
Property, plant and equipment	$361
Intangible assets	352
Goodwill	1,584
Cash	32
Other current assets	404
Current liabilities	(507)
Non current liabilities	(12)
Purchase price	$2,214

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

The proforma effect of the Qualia Clinical Services Inc. and Veeda Laboratories Ltd. acquisitions if completed on January 1, 2008, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2008 and 2009 as follows:

	Year Ended
	December 31,
	2008	2009
	(in thousands)
Net revenue	$866,763	$888,048
Net income	$77,839	$93,887
Basic earnings per share	$1.34	$1.60
Diluted earnings per share	$1.29	$1.57

(b) Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended December 31, 2009. At December 31, 2009, no amounts have been accrued in respect of the additional consideration payable as these milestones have not been achieved.

The acquisition of Beacon has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

December 31,
2008
(in thousands)
Property, plant and equipment	$704
Intangible assets	1,710
Goodwill	14,569
Cash	1,001
Other current assets	1,685
Current liabilities	(1,689)
Non-current liabilities	(200)
Purchase price	$17,780

The proforma effect of the Beacon acquisition, if completed on January 1, 2007, would have had no impact on net revenue.  The profoma effect on net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 would have been as follows

	Year Ended December 31,
	2007	2008
	(in thousands)
Net income	$56,150	$78,313
Basic earnings per share	$0.98	$1.34
Diluted earnings per share	$0.94	$1.30

(c) Acquisition of Prevalere Life Sciences Inc.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones were achieved during the years ended December 31, 2008 and 2009.  On April 30, 2009, $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  At December 31, 2009, no amounts have been accrued in respect of the potential additional consideration, as the milestones have not been achieved.

The acquisition of Prevalere has been accounted for as a business combination in accordance with FASB Statement No. 141. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

Novemeber 14,
2008
(in thousands)
Property, plant and equipment	$2,614
Intangible assets	7,375
Goodwill	29,244
Cash	270
Other current assets	6,504
Current liabilities	(2,577)
Purchase price	$43,430

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

The proforma effect of the Prevalere acquisition if completed on January 1, 2007, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 as follows:

	Year Ended
	December 31,
	2007	2008
	(in thousands)
Net revenue	$641,116	$879,940
Net income	$57,894	$83,919
Basic earnings per share	$1.01	$1.44
Diluted earnings per share	$0.97	$1.39

d)	Acquisition of Healthcare Discoveries Inc.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries Inc., for an initial cash consideration of $10.9 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial management services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  No amounts were accrued at December 31, 2008, as the milestones were not achieved.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

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

The proforma effect of the Healthcare Discoveries acquisition if completed on January 1, 2007, would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2007 and 2008 as follows:

	Year Ended
	December 31,
	2007	2008
	(in thousands)
Net revenue	$638,706	$865,723
Net income	$55,375	$77,508
Basic earnings per share	$0.96	$1.33
Diluted earnings per share	$0.93	$1.29

5. Intangible Assets

	December 31,	December 31,
	2008	2009
	(in thousands)
Cost
Customer relationships acquired	$11,095	$11,596
Volunteer list acquired	1,325	1,325
Order backlog	-	1,470
Foreign exchange movement	(90)	47
Total cost	12,330	14,438
Accumulated amortization	(1,770)	(4,430)
Foreign exchange movement	64	(48)
Net book value	$10,624	$9,960

During the year ended December 31, 2009, the Company completed the acquisitions of Qualia Clinical Services, Inc., a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant.  The value of certain client relationships identified of U.S.$0.35 million are being amortized over approximately 3 years, the estimated period of benefit.  U.S. $90,000 has been amortized in the period since the date of acquisition.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company.  The value of certain customer relationships and order backlog identified of U.S.$0.2 million and U.S.$1.5 million respectively  are being amortized over approximately 3 years, the estimated period of benefit.  U.S. $576,000 has been amortized in the period since the date of acquisition.

On February 11, 2008, the Company acquired 100% of the common stock of Healthcare Discoveries, a US based organization engaged in the provision of Phase I clinical trial management activities.  The value of certain client relationships identified of U.S.$1.6 million are being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of U.S.$1.3 million are being amortized over approximately 6 years, the estimated period of benefit.  U.S. $1,068,000 has been amortized in the periods since the date of acquisition.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences, a US based organization engaged in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  The value of certain customer relationships identified of U.S.$7.4 million are being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  U.S. $902,000 has been amortized in the periods since the date of acquisition.

On July 12, 2007, the Company acquired 100% of the common stock of DOCS International (“DOCS”), a European based clinical research staffing organization.  The value of certain customer relationships identified is being amortized over approximately 3 years, the estimated period of the benefit.  U.S.$1,933,000 has been amortized in the periods since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2010 to December 31, 2014 is as follows:

Year ended December 31 (in thousands)
2010	$2,090
2011	1,699
2012	1,140
2013	1,140
2014	972
$7,041

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2008	2009
	(in thousands)
Cost
Land	$3,963	$3,671
Building	85,099	100,758
Computer equipment and software	117,278	138,570
Office furniture and fixtures	53,775	57,866
Laboratory equipment	24,822	29,769
Leasehold improvements	5,983	5,951
Motor vehicles	75	73
	290,995	336,658
Less accumulated depreciation and asset write off	(119,247)	(157,669)

Property, plant and equipment (net)	$171,748	$178,989

Total cost at December 31, 2009, includes U.S.$907,000 (2008: U.S.$1,054,000), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to U.S. $357,000 (2008: U.S$303,000, 2007: U.S$869,000).

7. Other Liabilities

	December 31,	December 31,
	2008	2009
	(in thousands)
Accrued liabilities	$44,440	$60,981
Accrued salary and bonuses	51,647	46,575
Accrued social welfare costs	8,757	7,757
Lease accruals	2,508	360
Short term government grants	144	159
Short term finance leases (note 16)	327	325
Defined benefit pension obligations, net (note 9)	-	113
Restructuring provisions (note 14)	-	3,396
Acquisition consideration payable	22,400	-

	$130,223	$119,666

8. Bank Credit Lines and Loan Facilities

	December 31,	December 31,
	2008	2009
	(in thousands)
Current maturities	$40,193	$-
Non- current maturities	65,186	-

	$105,379	$-

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($50.1 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At December 31, 2009, €26.2 million ($37.5million), was available to be drawn under this facility.

On December 22, 2008, a committed credit facility was negotiated with Allied Irish Bank plc.  The facility comprised a one year Euro facility of €20 million ($28.6 million).  The facility bore interest at EURIBOR plus a margin and was secured by certain composite guarantees and pledges in favor of the bank.

On December 22, 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At December 31, 2009, $50 million was available to be drawn under this facility.

On January 2, 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At December 31, 2009, $25 million was available to be drawn under this facility.

On May 29, 2009, committed credit facilities were negotiated with Citibank Europe for $20 million.  The facilities comprise a 364 day facility of $10 million and a three year facility of $10 million.  On the same day, a committed 364 day credit facility of $30 million was negotiated with JP Morgan.  These facilities bear interest at LIBOR plus a margin and are secured by certain composite guarantees and pledges in favor of the banks.  At December 31, 2009, $50 million was available to be drawn under these facilities.

The average margin payable on balances drawn at December 31, 2009 was zero (2008:1.70 per cent).

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant’s contributions typically at 6% of the participant’s annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, were U.S.$7,306,000,  U.S.$10,372,000 and U.S.$14,241,000  respectively.

The Company’s United States operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant’s contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, were U.S.$4,488,000, U.S.$4,499,000 and  U.S.$5,189,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan has been closed to new entrants with effect from July 1, 2003. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2007, December 31, 2008 and December 31, 2009, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement.

Change in projected benefit obligation	December 31, 2008	December 31, 2009
	(in thousands)
Projected benefit obligation at beginning of year	$15,216	$10,114
Service cost	437	182
Interest cost	854	673
Plan participants’ contributions	207	160
Benefits paid	(75)	(774)
Actuarial (gain)/loss	(1,968)	2,079
Plan curtailments	(871)	-
Plan amendments	-	103
Foreign currency exchange rate changes	(3,686)	1,149
Projected benefit obligation at end of year	$10,114	$13,686

The accumulated benefit obligation for the deferred benefit pension plan was U.S.$13.3 million at December 31, 2009 and U.S.$7.8 million  at December 31, 2008.

Change in plan assets	December 31, 2008	December 31, 2009
	(in thousands)
Fair value of plan assets at beginning of year	$15,470	$10,392
Actual return on plan assets	(1,858)	2,200
Employer contributions	428	432
Plan participants’ contributions	207	160
Benefits paid	(75)	(774)
Foreign currency exchange rate changes	(3,780)	1,163
Fair value of plan assets at end of year	$10,392	$13,573

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2008	December 31, 2009
	(in thousands)
Projected benefit obligation	$(10,114)	$(13,686)
Fair value of plan assets	10,392	13,573
Funded status	$278	$(113)
Unrecognized net loss	-	-
Current asset	278	-
Other liabilities	-	(113)

Components of net periodic benefit cost/(credit)	December 31, 2007	December 31, 2008	December 31, 2009
	(in thousands)

Service cost	$766	$437	$182
Interest cost	930	854	673
Expected return on plan assets	(928)	(1,063)	(740)
Plan curtailments	-	(871)	-
Amortization of prior service costs	-	-	102
Amortization of net loss/(gain)	44	(89)	(23)
Net periodic benefit cost/(credit)	$812	$(732)	$194

The following assumptions were used in determining the net periodic pension benefit cost/ (credit):

	December 31,	December 31,
	2008	2009
Discount rate	5.8%	6.4%
Rate of compensation increase	4.5%	4.2%
Expected rate of return on plan assets	7.1%	6.8%

Accumulated other comprehensive income	December 31, 2007	December 31, 2008	December 31, 2009
	(in thousands)
Actuarial (gain)/loss	$(5,376)	$955	$619
Prior service costs recognized in other comprehensive income	-	-	102
Less actuarial (gain)/loss recognized in net periodic benefit cost	(44)	89	23
Prior service costs recognized in net periodic benefit cost	-	-	(102)
Total	$(5,420)	$1,044	$642

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are U.S.$nil million and U.S.$nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit/cost are as follows:

	December 31, 2007	December 31, 2008	December 31, 2009
	(in thousands)
Net actuarial gain	$(3,200)	$(2,156)	$(1,514)
Total	$(3,200)	$(2,156)	$(1,514)

Projected Benefit Obligation

The following assumptions were used in determining the projected benefit obligation:

	December 31,	December 31,
	2008	2009
Discount rate	6.4%	5.7%
Rate of compensation increase	4.2%	4.0%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 year plus return.

Plan Assets

The assets of the scheme are invested in the Legal and General Global Equity and Fixed Index Fund.  The aim of this fund is to capture the returns on UK and overseas equity markets with a more even investment in UK and overseas equities than would be provided by reference to market capitalization or consensus weights.  Although market fluctuations of investment return are smoothed through the declaration of annual bonuses, the investment objective is to provide payments which reflect the actual investment returns achieved by the scheme over the long run.

The expected long-term rate of return on assets of 7.4% was calculated as the value of the fund after application of a market value reduction factor.

At December 31, 2009, UK gilts were yielding around 4.5% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 year plus return.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
Equity	7.6%
Bonds	5.7%

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2008	December 31, 2009
Equity	90%	90%
Bonds	10%	10%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2009, gives rise to an expected overall rate of return of scheme assets of approximately 7.4% per annum.

Plan Asset Fair Value Measurements

Quoted Prices in Active Markets for Identical Assets
Level 1
(in thousands)
Equity Securities
Legal and General UK Equity Index	$4,945
Legal and General North America Equity Index	2,443
Legal and General Europe (ex UK) Equity Index	2,402
Legal and General Japan Equity Index	1,223
Legal and General Asia Pac (ex Japan) Equity Index	1,258

Fixed Income Securities
Legal and General over 15 year Gilts Index	430
Legal and General AAA-AA-A Bonds Over 15 year Index	439
Legal and General over 5 year Index-Linked Gilts Index	433
$13,573

Cash Flows

The Company expects to contribute $0.4 million to its pension fund in the year ending December 31, 2010.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(in thousands)

2010	$48
2011	48
2012	81
2013	81
2014	81
Years 2015 - 2019	$404

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

10. Share Options and Stock Compensation Charges

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

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

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2009, is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2007, December 31, 2008 and December 31, 2009:

	Options Granted Under Plans *	Number of Shares *	Weighted Average Exercise Price *	Weighted Average Grant Date Fair Value *
Outstanding at December 31, 2006	4,643,704	4,643,704	$9.31	$4.23
Granted	1,251,430	1,251,430	$21.26	$8.89
Exercised	(634,784)	(634,784)	$8.35	$3.82
Cancelled	(284,224)	(284,224)	$12.27	$5.32
Outstanding at December 31, 2007	4,976,126	4,976,126	$12.27	$5.35
Granted	1,282,190	1,282,190	$35.25	$12.85
Exercised	(847,707)	(847,707)	$10.05	$4.45
Cancelled	(188,346)	(188,346)	$20.45	$8.13
Outstanding at December 31, 2008	5,222,263	5,222,263	$17.98	$7.24
Granted	932,133	932,133	$21.54	$8.47
Exercised	(489,370)	(489,370)	$9.03	$4.07
Cancelled	(256,804)	(256,804)	$26.60	$10.09
Outstanding at December 31, 2009	5,408,222	5,408,222	$18.99	$7.60
Vested and exercisable at December 31, 2009	2,503,535	2,503,535	$13.64	$5.70

* Comparative figures have been amended to reflect the Bonus Issue, (Stock Split) which took place with an effective date August 8, 2008.

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2009, was 4.84 years and 3.66 years respectively. 1,196,814 options are expected to vest during the year ended December 31, 2010.

The intrinsic value of options exercised during the year ended December 31, 2009 amounted to U.S.$6.2 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2009, amounted to U.S.$30.2 million and U.S.$23.3 million respectively.  Intrinsic value is calculated based on the market value of the Company’s shares at December 31, 2009.

Non vested shares outstanding as at December 31, 2009, are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2008	3,760,750	$20.69	$8.21

Granted	932,133	21.54	8.47
Vested	(1,569,239)	14.93	6.19
Forfeited	(218,957)	26.95	10.24

Non vested outstanding at December 31, 2009	2,904,687	$23.60	$9.24

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2009:

	Options Outstanding			Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$7.00	191,730	1.08	$7.00	191,730	$7.00
$7.25	1,200	0.08	$7.25	1,200	$7.25
$8.60	838,650	3.17	$8.60	697,266	$8.60
$8.88	410,659	2.17	$8.88	410,659	$8.88
$10.42	60,000	4.08	$10.42	60,000	$10.42
$11.00	821,399	4.17	$11.00	454,671	$11.00
$15.47	900	7.33	$15.47	-	$15.47
$15.84	103,000	7.33	$15.84	-	$15.84
$17.30	24,000	4.67	$17.30	14,400	$17.30
$18.00	90,000	4.08	$18.00	50,000	$18.00
$18.98	9,000	6.92	$18.98	1,800	$18.98
$19.94	2,000	7.17	$19.94	-	$19.94
$21.25	960,180	5.17	$21.25	396,144	$21.25
$21.76	2,450	5.33	$21.76	980	$21.76
$22.10	11,000	7.58	$22.10	-	$22.10
$22.26	779,398	7.17	$22.26	-	$22.26
$22.60	2,000	5.67	$22.60	800	$22.60
$26.27	6,000	6.83	$26.27	1,200	$26.27
$35.33	1,085,656	6.17	$35.33	220,585	$35.33
$36.05	6,000	6.42	$36.05	1,500	$36.05
$36.20	2,000	6.33	$36.20	400	$36.20
$41.25	1,000	6.67	$41.25	200	$41.25

$7.00 - $41.25	5,408,222	4.84	$18.99	2,503,535	$13.64

Options granted at exercise prices from $7.00 to $7.25 have fully vested at December 31, 2009. Substantially all options vest over a five year period from the date of grant.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2007, December 31, 2008 and December 31, 2009 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	December	December	December
	2007	2008	2009

Weighted average fair value	$8.89	$12.85	$8.47

Assumptions:
Expected volatility	40%	35%	45%
Dividend yield	0%	0%	0%
Risk-free interest rate	4.7%	3.2%	0.2%
Expected life	5.11 years	5.11 years	5.11 years

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

Restricted Share Units

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011.  The market value of the Company’s shares on date of issue was $41.95.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2009, is stated after charging $7.4 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2009, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Direct costs	$3,167	$3,338	$3,776
Selling, general and administrative	$2,581	$2,720	$3,577
Total compensation costs	$5,748	$6,058	$7,353

Total non-cash stock compensation expense not yet recognized at December 31, 2009, amounted to U.S.$16.7 million.  The weighted average period over which this is expected to be recognized is 2.06 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to U.S. $0.5 million for the year ended December 31, 2009 (2008: U.S.$4.1 million).

11. Government Grants

	December 31,	December 31,
	2008	2009
	(in thousands)
Received	$2,625	$3,126
Less accumulated amortization	(1,510)	(1,659)
Foreign exchange translation adjustment	415	442
	1,530	1,909
Less current portion	(144)	(159)
	$1,386	$1,750

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.

Government grants amortized to the profit and loss account amounted to U.S.$126,000 and U.S.$149,000 for the years ended December 31, 2008 and December 31, 2009 respectively.   As at December 31, 2009, the Company had $1.35 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2009, 489,370 options were exercised by employees at an average exercise price of U.S.$9.03 per share for total proceeds of U.S.$4.4 million.

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

13. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$39,063	$59,720	$51,783
United States	16,818	23,305	12,997
Other	16,099	15,255	39,894
Income before provision for income taxes	$71,980	$98,280	$104,674

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Provision for income taxes:
Current:
Ireland	$4,073	$6,508	$(3,841)
United States	6,909	6,674	9,492
Other	6,171	4,021	8,077
Total current tax	17,153	17,203	13,728

Deferred expense/(benefit):
Ireland	(908)	569	(703)
United States	(154)	2,549	(1,672)
Other	(261)	(354)	(978)
Total deferred tax (benefit)/expense	(1,323)	2,764	(3,353)

Provision for income taxes	15,830	19,967	10,375

Impact on shareholders equity of the tax consequence of :
Stock compensation expense	(1,466)	(4,062)	(487)
Currency impact of long term funding	(1,954)	(632)	1,142

Total	$12,410	$15,273	$11,030

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2008:12.5%; 2007: 12.5%)	$8,998	$12,285	$13,084
Foreign and other income taxed at (reduced)/higher rates	6,496	5,249	9,319
Research & Development Tax Incentives	-	-	(15,872)
Movement in valuation allowance	82	1,494	4,027
Prior year under/(over) provision in respect of foreign taxes	(166)	(88)	(329)
Effects of permanent items	344	520	65
Other	76	507	81
	$15,830	$19,967	$10,375

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,253	$5,764	$6,100
Goodwill and related assets	4,274	5,112	6,301
Other intangible assets	439	1,219	1,312
Accruals	352	546	12
Other	46	1,008	750
Total deferred tax liabilities recognized	6,364	13,649	14,475

Deferred tax assets:
Net operating loss carry forwards	6,931	9,690	12,826
Property, plant and equipment	614	260	1,090
Accrued expenses and payments on account	6,007	6,746	9,313
Stock options	1,556	2,426	3,547
Deferred compensation expense	471	737	947
Other	-	21	239
Total deferred tax assets	15,579	19,880	27,962
Valuation allowance for deferred tax assets	(4,957)	(5,903)	(10,411)
Deferred tax assets recognized	$10,622	$13,977	$17,551
Net deferred tax asset	$4,258	$328	$3,076

U.S.$6.9 million, (2008:U.S.$8.3 million) of the deferred tax asset of U.S.$17.6 million, (2008:U.S.$14.0 million) above is non-current. U.S.$12.7 million, (2008:U.S.$12.1 million) of the deferred tax liability of U.S.$14.5 million, (2008:U.S.$13.7 million) is non-current.

At December 31, 2009, non-U.S subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$ 34.8 million (2008: U.S.$ 21.5 million).

At December 31, 2009, ICON Central Laboratories Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately U.S.$6.7 million and U.S.$5.3 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2010 and 2029.  Of the U.S. $6.7 million U.S. Federal and U.S. $5.3 million State net operating losses, approximately U.S.$5.5 million and U.S.$4.0 million are currently available for offset against future U.S. Federal and State taxable income respectively. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss (“NOL”) carry forwards of U.S.$1.2 million and U.S.$1.2 million respectively, is limited to U.S. $113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2010 - 2012	$339	$339
2013 - 2017	113	113
2018 - 2029	6,244	4,801

	$6,696	$5,253

In addition, ICON Central Laboratories Inc has alternative minimum tax credit carry forwards of approximately U.S.$0.2 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.

At December 31, 2009, ICON Clinical Research Inc. and its U.S. subsidiaries had combined U.S. State net operating loss carry forwards of approximately U.S.$6.3 million. These net operating losses are available for offset against future, or in some cases prior, taxable income in the relevant state and generally expire between 2019 and 2023.

The expected expiry dates of these losses are as follows:
	Federal	State
	NOL’s	NOL’s
	(in thousands)
2010 - 2012	$-	$-
2013 - 2017	-	-
2018 - 2029	-	6,288

	$-	$6,288

ICON Clinical Research Limited has tax credit carry forwards of approximately U.S $0.1 million that are available to reduce future income taxes, if any. These begin to expire in 2012. The utilization of some of these credits is subject to an annual limitation that will prevent full utilization before expiration.

The valuation allowance at December 31, 2009, was approximately U.S. $10.4 million.  The valuation allowance for deferred tax assets as of December 31, 2008 and December 31, 2007 was U.S.$5.9 million and U.S.$5.0 million respectively. The net change in the total valuation allowance was an increase of U.S.$4.5 million during 2009 and an increase of U.S.$0.9 million during 2008.

The valuation allowances at December 31, 2009 and December 31, 2008 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2009 and prior years as the Company considers these earnings to be indefinitely reinvested.

The Company adopted the provisions of FIN 48 on January 1, 2007. This did not result in any change to the opening liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2007	2008	2009
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$11,759	$12,878	$13,643

Increase related to prior year tax positions	285	-	373
Decrease related to prior year tax positions	(129)	(1,343)	-
Increase related to current year tax positions	2,161	2,760	2,512
Settlements	(906)	(529)	(75)
Lapse of statute of limitations	(292)	(123)	(598)
Gross amount of unrecognized tax benefits at end of year	$12,878	$13,643	$15,855

The Company does not anticipate that the amount of unrecognized tax benefits at December 31, 2009, will significantly change in the coming year.

Included in the balance of total unrecognized tax benefits at December 31, 2009, are net potential benefits of U.S.$15.4 million, which if recognized, would affect the effective rate on income tax from continuing operations.

Interest and penalties recognized as an expense during the year ended December 31, 2009, amounted to U.S.$1.2 million (2008: US$1.3 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2009 and December 31, 2008, were US$3.5 million and US$2.3 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in our major jurisdictions.  In the United States tax periods open to audit include the years ended December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009.  In Ireland tax periods open to audit include the years ended May 31, 2005, the seven month transition period ended December 31, 2005, and the years ended December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009.  During such audits, local tax authorities may challenge the positions taken by us.

14. One-time net charges

One-time net charges recognized during the year ended December 31, 2009, comprise:

	Year Ended
	December 31,	December 31,
	2008	2009
	(in thousands)
Restructuring charge	-	$13,301
Research and development incentives	-	(4,493)
Net charge	-	$8,808

Restructuring Charge

In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the three months ended June 30, 2009, to better align its resources with the needs of its clients.  On conclusion, a program of restructuring activities was initiated which resulted in resource rationalizations in certain more mature markets in which the Company operates and the recognition of an initial restructuring charge of $13.4 million.  It is anticipated that activities associated with the restructuring program will be completed during the year ended December 31, 2010.

Restructuring costs recognized during the year ended December 31, 2009, were as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$4,886	$8,548	$13,434
Amounts released	-	(133)	(133)
Net provision recognised	4,886	8,415	13,301

Cash payments	(4,392)	(4,105)	(8,497)
Property, plant and equipment write-off	-	(1,408)	(1,408)
Closing provision (note 7)	$494	$2,902	$3,396

 Research and Development Incentives

During the year ended December 31, 2009, the Company received research and development incentives in certain European Union jurisdictions in which it operates.  Income of $4.5 million has been recognized within one-time net charges for the year ended December 31, 2009, in respect of these incentives.

15. Significant Concentrations

The Company does business with most major international pharmaceutical companies. As at December 31, 2008, the Company’s provision for doubtful debts was $7.5 million. During the year ended December 31, 2009, $2.1 million of this provision was used and $0.2 million released.  As at December 31, 2009, the Company’s provision for doubtful debts was $5.2 million. During the year ended December 31, 2008, an additional reserve of $7.4 million had been created and $0.2 million released.

16. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized U.S.$35,760,000, U.S.$45,638,000 and U.S.$45,166,000 in rental expense for the fiscal years ended December 31, 2007, December 31, 2008, and December 31, 2009. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2010	$38,192
2011	31,015
2012	26,009
2013	23,074
2014	20,137
Thereafter	39,285
Total	$177,712

The Company has a number of capital leases, primarily over furniture and equipment, which expire over the next five years. Future commitments are as follows:

Lease payments
(in thousands)
2010	$340
2011	160
2012	-
2013	-
2014	-
Thereafter	-
Less future finance charges	(17)
Total	$483

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008, the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended December 31, 2009.  At December 31, 2009, no amounts have been accrued in respect of the potential additional consideration as these milestones have not been achieved.

On November 14, 2008, the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones were achieved during the years ended December 31, 2008 and 2009.  On April 30, 2009, $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  At December 31, 2009, no amounts have been accrued in respect of the remaining potential additional consideration as these milestones have not been achieved.

17. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment.  The central laboratory segment results were based on the results of the central laboratory in New York, USA, together with laboratory services based in Ireland, India and Singapore.  For the years ended December 31, 2007 and December 31, 2008, the central laboratory division did not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment; however, it continued to be reported as such.  Management have determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar that, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements.  Accordingly, in 2009 we have consolidated and reclassified the results of the former central laboratory segment into the clinical research segment for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

The Company’s areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Denmark, Sweden, Finland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, Australia, New Zealand and South Africa. Segment information as at December 31, 2009 and December 31, 2008 and for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$134,268	$158,958	$151,618
Rest of Europe	144,586	254,706	251,104
U.S.	316,049	379,140	408,561
Other	35,819	72,444	76,329
Total	$630,722	$865,248	$887,612

b) The distribution of income from operations by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$40,592	$67,264	$54,083
Rest of Europe	7,234	7,960	23,945
U.S.	19,166	20,547	24,991
Other	2,250	3,733	4,433
Total	$69,242	$99,504	$107,452

c) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2008	2009
	(in thousands)
Ireland	$101,715	$107,049
Rest of Europe	18,071	16,673
U.S.	43,976	45,194
Other	7,986	10,073
Total	$171,748	$178,989

d) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$5,972	$8,684	$9,459
Rest of Europe	3,738	6,162	5,960
U.S.	7,761	10,393	13,945
Other	1,537	2,489	3,295
Total	$19,008	$27,728	$32,659

e) The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2008	2009
	(in thousands)
Ireland	$234,159	$319,528
Rest of Europe	165,624	184,630
U.S.	442,351	375,682
Other	25,151	28,558
Total	$867,285	$908,398

f) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$46,765	$34,429	$11,988
Rest of Europe	8,346	10,736	3,444
U.S.	15,727	21,774	14,730
Other	4,812	5,185	4,652
Total	$75,650	$72,124	$34,814

g) The following table sets forth the clients which represented 10% or more of the Company’s net revenue in each of the periods set out below.

	Year ended
	December	December	December
	2007	2008	2009

Client A	*	*	*

●	Net revenue did not exceed 10%.

h) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$-	$221	$175
Rest of Europe	2,819	1,637	422
U.S.	1,232	988	135
Other	90	35	20
Total	$4,141	$2,881	$752

i) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Ireland	$3,165	$7,078	$(4,544)
Rest of Europe	4,512	1,722	4,202
U.S.	6,755	9,224	7,820
Other	1,398	1,943	2,897
Total	$15,830	$19,967	$10,375

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2007	2008	2009
	(in thousands)
Cash paid for interest	$1,491	$4,963	$3,642

Cash paid for income taxes	$13,632	$19,543	$12,977

19. Impact of New Accounting Pronouncements

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-16, Accounting for Transfers of Financial Assets (formerly FASB Statement No. 166). ASU 2009-16 eliminates the qualifying special purpose entity concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. ASU 2009-16 is effective as of the beginning of January 1, 2010. The Company does not expect the adoption of ASU 2009-16 to have a material impact on the financial statements.

In October 2009, the FASB issued ASU No. 2009-14 Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company does not expect the adoption of ASU 2009-14 to have a material impact on the financial statements.

In October 2009, the FASB issued ASU No. 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables. The amendments to FASB ASC 605-25 allow vendors to account for products and services separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU 2009-13 to have a material impact on the financial statements.

In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3).  FSP 157-3 clarifies the application of FASB ASC 820 – Fair Value Measurements and Disclosures in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data.  FSP 157-3 is effective for all periods presented in accordance with ASC 820.  The adoption of FSP 157-3 did not have a material impact on the financial statements of the Company.

In April 2008, the FASB issued FSP 142-3 Determination of the Useful Life of Intangible Assets (FSP 142-3).  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB ASC 350 Intangibles - Goodwill and Other.  FSP 142-3 applies prospectively to intangible assets that are acquired individually or with a group of other assets in a business combination or asset acquisition.   The adoption of FSP 142-3 did not have a material impact on the financial statements of the Company.

In December 2007, the FASB issued FASB ASC 805 Business Combinations (ASC 805) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (ASC Subtopic 810-10 Consolidation Overall). ASC 805 and ASC 810-10 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements were effective for periods beginning on or after December 15, 2008, and earlier adoption was prohibited. The adoption of ASC 805 and ASC 810-10 have not had a material impact on the financial statements of the Company.

20. Related Parties

Year ending December 31, 2009

On December 31, 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into a three year agreement with Dr. Climax for the provision of consultancy services at an agreed fee of €262,500 ($375,795) per annum.  The consultancy agreement provides that the Company will provide during the term of the agreement permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Mr Edward Roberts has served as Chairman of Merz GmbH since 2003.  Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry.   ICON Clinical Research Limited, a wholly owned subsidiary of ICON, has entered into a number of contracts with Merz, for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $43.5 million. During the year ended December 31, 2009, ICON recognized a total of $9.8 million of revenue in relation to these activities. At December 31, 2009, $1.2 million was outstanding to be received from Merz GmbH.

During the year ended December 31, 2009, Dr. Bruce Given served as Acting Chief Medical Officer of Sembiosys Genetics Inc. (“Sembiosys”).  Sembiosys is a plant biotechnology company specializing in the production of high-value pharmaceutical and non-pharmaceutical products.  During the year ending December 31, 2008, Sembiosys engaged ICON Development Solutions, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. The total potential value of this study was $0.8 million.  During the year ending December 31, 2009, ICON recognized a total of $0.3 million of revenue in relation to these activities.  There were no amounts outstanding as at December 31, 2009.

Year ending December 31, 2008

As at December 31, 2008, Amarin Investment Holding Limited (a company controlled by Mr. Thomas Lynch), and Sunninghill Limited (a company controlled by Dr. John Climax) held 1.1 million and 1.5 million shares respectively in Amarin. These respective holdings equated to approximately 3.97% and 5.42% respectively, of Amarin’s issued share capital.  Thomas Lynch also served as Chairman of Amarin from 2000 to 2009 and Chief Executive Officer from 2007 to 2009. Amarin is a neuroscience company focused on the research, development and commercialization of drugs for the treatment of central nervous system disorders.  During the fiscal year ending May 31, 2005, Amarin contracted ICON Clinical Research Limited a wholly owned subsidiary of ICON, to conduct a clinical trial on its behalf.  The total potential value of this study was $7 million. During the year ended December 31, 2008, the Company recognized $0.2 million of revenue relating to the Amarin contract.  At December 31, 2008, $0.3 million was outstanding to be received from Amarin on this trial.

As at December 31, 2008, Dr. John Climax and Dr. Ronan Lambe held 3.05% and 2.94% respectively of the issued share capital of NuPathe Inc. (“NuPathe”).  NuPathe is a specialty pharmaceutical company specializing in the acquisition and development of therapeutic products in the area of neuroscience. Prior to July 2008 Dr. Climax also served as a non-executive director and chairman of the compensation committee on the Board of NuPathe. During the year ending December 31, 2006, NuPathe engaged ICON Clinical Research Limited, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. During the year ended December 31, 2008, the Company recognized $0.1 million relating to the NuPathe contract. There were no amounts outstanding as at December 31, 2008.

SIGNATURES

The Registrant certifies that it meets all of the US requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf.

ICON plc

Date February 23, 2010	/s/ Ciaran Murray
Ciaran Murray
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Amended Memorandum and Articles of Association (incorporated by reference to Exhibits 3.1 and 3.2 to the Form 6-K (File No. 333-08704) filed on December 5, 2008).

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

10.1(a)
Office Space Lease, dated September 25, 1998, between ICON Clinical Research, Inc. and O’Neill Lansdale Properties, L.P. (incorporated by reference to Exhibit 10.1(a) to the Form 20-F (File No. 333-08704) filed on March 1, 2009).

10.1(b)
Amended and Restated Office Space Lease, dated January 1, 2001, between ICON Clinical Research and 212 Church Associates, L.P. (incorporated by reference to Exhibit 10.1(b) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

10.1(c)
Amendment Number 1 to the Amended and Restated Office Space Lease, between ICON Clinical Research, Inc. and 212 C Associates, L.P. (incorporated by reference to Exhibit 10.1(c) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

10.1(d)
Amendment Number 2 to the Amended and Restated Office Space Lease, dated January 11, 2005, between  ICON Clinical Research, Inc. and 212 C Associates, L.P. (incorporated by reference to Exhibit 10.1(d) to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

10.2
Agreement of Lease, dated August 13, 2001, between ICON Clinical Research (UK) Limited, ICON plc and Capital Business Parks Globeside Limited (incorporated by reference to Exhibit 10.2 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

10.3
Agreement of Lease, dated November 29, 2002, between ICON Laboratories, Inc. and MSM Reality Co. LLC, Davrick, LLC and Sholom Blau Co. LLC (together, the “Landlord”). (incorporated by reference to Exhibit 10.3 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

10.4
Highwoods Properties Office Lease, dated February 17, 2003, between ICON Clinical Research, Inc. and Highwoods Realty Limited Partnership (incorporated by reference to Exhibit 10.4 to the Form 20-F (File No. 333-08704) filed on March 31, 2009).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

Exhibit Number	Title

23.1	Consent of KPMG, Independent Registered Public Accounting Firm

*           Filed herewith