Form 20-F
period 2010-12-31
ICON PLC  /ADR/
filed 2011-03-22
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________

FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2010
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
___________
Commission File Number: 000-29714
ICON PUBLIC LIMITED COMPANY
________________________________________
(Exact name of Registrant as Specified in its Charter)
Ireland
________________________________________
(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND
________________________________________
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
___________________________________
(Name, telephone number, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
AMERICAN DEPOSITORY SHARES, REPRESENTING	NASDAQ GLOBAL SELECT MARKET
ORDINARY SHARES,PAR VALUE €0.06 EACH

Securities registered or to be registered pursuant to section 12(g) of the Act:
     Title of each class
NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,247,092 Ordinary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as determined in Rule 405 of the Securities Act. Yes X     No__
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __    No X
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X     No__
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer.
Large accelerated filer X                                                             Accelerated filer __                                                      Non-accelerated filer __
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP X	International Financial Reporting Standards as issued __	Other __
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18__
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes __    No X

General

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by seventeen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy, Finland and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in the Company’s Securities and Exchange Commission filings and in the risk factors included on pages 5 to 11. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

Part I
Item 1.  Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Historical Consolidated Financial Data for ICON plc
The following selected financial data set forth below are derived from the Company’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$649,826	$867,473	$1,209,451	$1,258,227	$1,263,147
Reimbursable expenses (1)	(194,229)	(236,751)	(344,203)	(370,615)	(363,103)
Net revenue	455,597	630,722	865,248	887,612	900,044
Costs and expenses:
Direct costs	256,263	354,479	489,238	507,783	541,388
Selling, general and administrative	136,569	187,993	248,778	230,910	232,688
Depreciation and amortization	14,949	19,008	27,728	32,659	33,873
One-time net charges (2)	-	-	-	8,808	-
Total costs and expenses	407,781	561,480	765,744	780,160	807,949
Income from operations	47,816	69,242	99,504	107,452	92,095
Net interest income / (expense)	3,640	2,738	(1,224)	(2,778)	629
Income before provision for income taxes	51,456	71,980	98,280	104,674	92,724
Provision for income taxes	(12,924)	(15,830)	(19,967)	(10,375)	(5,653)
Non-controlling interest	(228)	(187)	(193)	-	-
Net income	$38,304	$55,963	$78,120	$94,299	$87,071
Net income per ordinary share (3): Basic	$0.68	$0.97	$1.34	$1.61	$1.46
Diluted	$0.66	$0.94	$1.30	$1.57	$1.44

Weighted average number of ordinary shares outstanding:
Basic	56,629,970	57,410,544	58,245,240	58,636,878	59,718,934
Diluted	57,726,668	59,495,928	60,221,587	59,900,504	60,637,103

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$63,039	$76,881	$58,378	$144,801	$255,706
Short term investments	39,822	41,752	42,726	49,227	-
Working capital	160,321	193,271	185,957	235,906	329,350
Total assets	476,341	693,138	867,285	908,398	949,538
Total debt	5,000	94,829	105,379	-	-
Long term government grants	1,170	1,179	1,386	1,750	1,470
Long term liabilities	163	1,443	1,880	2,844	3,676
Ordinary share capital	4,789	4,843	4,921	4,965	5,063
Additional paid-in capital	131,307	143,639	162,057	174,188	196,960
Shareholders’ equity	$302,738	$388,400	$456,366	$572,246	$669,999

(1)
Reimbursable expenses are comprised of investigator payments and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
One-time net charges of $8.8 million were recorded in the year ended December 31, 2009. In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients. This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates and the recognition of a restructuring charge of $13.3 million. This was partially offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

(3)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

Risk Factors

Risk Related to Our Business and Operations

We depend on a limited number of clients and a loss of or significant decrease in business from them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2010, December 31, 2009 and December 31, 2008 33%, 27% and 29% respectively of our net revenues were derived from our top five clients.  No one client contributed more that 10% of net revenues during the years ended December 31, 2010, December 31, 2009 and December 31, 2008. The loss of, or a significant decrease in business from one or more of these key clients could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed on contract initiation between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognize and negotiate change orders for changes in the resources required or the scope of the work to be performed the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue would be adversely affected and we may not receive their business in the future or may not be able to attract new clients.

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

Our business, future success and ability to expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other CROs, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although we have not had any difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number of clinical research professionals at an acceptable cost.

Our ability to perform clinical trials is dependant upon our ability to recruit suitable willing investigators and patients

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The availability of suitable patients for enrolment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient patient enrolment or investigator recruitment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

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

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company, the acquisition could lead to disruptions to the business. The success of an acquisition will depend upon, among other things, our ability to:

●	assimilate the operations and services or products of the acquired company;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimize the diversion of management's attention from other business concerns.

In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Our operations might be impacted by a disruption to the air travel system.

Many of our operations rely on the availability of air transportation for the distribution of clinical trial materials, study samples and personnel. A disruption to the air travel system could materially impact our operations. While we have developed contingency plans to minimize the impact of such events, a disruption to the availability of air transportation could have a material adverse impact on our activities and results of operations.

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

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business.

Risk Related to Our Financial Results

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

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

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro.  Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our revenue and earnings amongst the multiple tax jurisdictions in which we operate. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution.  While we believe that adequate provisions for income taxes have been made in our financial statements, the resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Our backlog may not convert to net revenue and the rate of conversion may slow

Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects underlying the backlog.  No assurances can be given that we will be able to realize this backlog as net revenue.  A failure to realize backlog as net revenue could have a material adverse impact on our results of operations.  In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past.  A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

Risk Related to Political, Legal or Regulatory Environment

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer:

●        termination of any research;

●        disqualification of data;

●        denial of the right to conduct business;

●        criminal penalties;

●        other enforcement actions.

●        loss of clients or business.

●        litigation from clients if clinical trials have not been conducted in accordance with best practice.

In December 2009, we received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the company to one of its clients in relation to two studies conducted between 2004 and 2006.  These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections.  The FDA letter arose from its inspections of the company’s client and selected clinical sites and follows a similar letter issued to that client. On January 13, 2010 we submitted a response to the FDA and received a letter from the FDA on September 27, 2010 acknowledging receipt of our response and requesting further clarification around some details set out in our letter of January 13, 2010. We made a further submission to the FDA on November 22, 2010 addressing matters from the September 27, 2010 letter from the FDA.  We remain committed to working cooperatively and expeditiously with the FDA to address the matters raised in the warning letter.  We are unable to predict at this time the financial consequences, if any, of the issues raised by the letter.

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

Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the providers may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

In addition, we maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically and operate from 73 locations in 39 countries and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls.

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

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached, for example through negligent behavior of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors

The market price of our common stock has experienced and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Item 4.  Information on the Company.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CRO’s with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At December 31, 2010, we had 7,735 employees, in 73 locations in 39 countries, providing Phase I-IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the year ended December 31, 2010 we derived approximately 42.3%, 46.9 % and 10.8% of our net revenue in the United States, Europe and Rest of World respectively.

On January 14, 2011 the Company acquired Oxford Outcomes, a leading international health outcomes consultancy, headquartered in Oxford, UK, and with offices in the USA and Canada.  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland.

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

New Drug Development – Ethical Pharmaceuticals and Biologics - An Overview

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The following discussion primarily relates to the FDA approval process for such products. Similar procedures must be followed for product development with other global regulatory agencies. The stages of this development process are as follows:

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

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the Sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the Sponsor markets it (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g. increased cost-effectiveness or improved quality of life. Additionally, the FDA and other regulatory agencies are requiring Sponsors of marketed drugs or biologics to prepare Risk Management plans which are aimed at assessing areas of product risk and plans for managing such risk should they occur.  The FDA Amendment Act of 2007 has imposed additional regulatory requirements on Sponsors which address product safety, to conduct post-marketing surveillance studies and to submit the clinical trial information, including clinical study results, of investigational and marketed products to a databank managed and maintained by the National Institutes of Health.  The information is accessible to the public via the worldwide web.  This action was taken as a result to increase “public transparency” of Sponsor’s clinical studies and respective clinical results.

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2009 was approximately $23.5 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Innovation driving new Drug Development activity.
Technologies such as combinational chemistry and high throughput screening, together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have greatly increased the number of new drug candidates being investigated in early development and greatly broadened the number of biological mechanisms being targeted by such candidates. This has lead to significant increased activity in both Preclinical and Phase I development which we believe will lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery.

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

Pressure to Accelerate Time to Markets; Globalization of the Marketplace.
Reducing product development time maximizes the client’s potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global operations and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy. Alongside this, the increasing need to access pools of new patients is leading to the conduct of clinical trials in new “emerging regions” such as Eastern Europe, Latin America, Asia-Pacific, South America and India. We believe that having access to both traditional and emerging clinical research markets gives global CROs a competitive advantage.

Emergence of the Biotechnology Sector.
The nature of the drugs being developed is changing. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development (“R&D”) expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas. Much of this discovery expertise is found in smaller biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we will see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

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

Cost Containment Pressures.
Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. The CRO industry, by specializing in clinical trials management, is often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although the CRO industry is itself facing increased cost containment pressures as drug companies seek to further reduce their cost base.

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

The ICON Strategy

The Company’s mission is to provide flexible, superior quality, global pharmaceutical development services, that enable clients to expedite development, reduce costs and establish the benefits of treatments that enhance people’s lives.

The Company has achieved exceptional growth since its founding in 1990. The impact of the International Conference on Harmonisation, and the globalization of clinical research that followed was a key driver, while at the same time there was acceleration in the understanding of human/molecular biology, which has led to many new treatment paths being explored.

However, despite the increase in development activity, the number of compounds actually reaching the market has declined in recent years, putting pressure on pharmaceutical companies’ revenues and costs. This has been generally positive for CROs as outsourcing has been adopted to make costs more flexible. Regulatory conservatism, health budget constraints, and extraordinary economic and financial conditions are now putting even more pressure on the industry, and may conspire to create market volatility for CROs over the next couple of years, although we expect the increasing adoption of outsourcing as a core strategy by our customers to create further growth opportunities in the near-term. In addition, advances in molecular biology, we believe, will drive further growth in innovation in the long term which in turn will create further growth opportunities for the Company.

One consequence of the above pressures will be even more emphasis on early stage development, as companies seek to filter compounds early to lower attrition rates, and therefore costs, in later phases. Regulatory pressures will also increase the emphasis on late stage (post marketing) surveillance.

As outsourcing penetration increases, we believe clients will seek a greater level of integration (although some will continue to purchase piecemeal). Therefore, creating greater connectivity and “seamlessness” between our services and divisions will be an important goal.

The Company will continue to grow by increasing our market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

We plan to do this by the following core strategies :

Building deep strategic relationships with large clients.
These will be clients that can contribute significant  revenues per annum. To support this objective we are developing an expanded relationship management programme.  We are also focused on developing closer data integration across our service lines and enhancing our project management capabilities.

Creating stronger differentiation across our services.
No one “silver bullet” exists to drive differentiation, rather we need to continue to focus our efforts on driving better project execution; develop process and systems which can better integrate services; deepen our scientific expertise and innovate using technology

Maintaining our company culture is also an important element toward differentiation, hence developing a pool of talent that will be the future leaders of the organization and guardians of this culture is critical to our success.

Retaining a flexible business model to respond to differing client outsourcing strategies.
Strategic client relationships will manifest themselves in many different forms. Hence we need the flexibility to offer both standalone and “full service” solutions through innovative commercial agreements. Many of these relationships will require new forms of collaboration across ICON divisions and departments.

Build Scale in Early Phase Development
The Company has historically been sub-scale relative to our competition in Phase 1. Recent acquisitions and investments have addressed this scale issue and in parallel we have been building our scientific base in areas such as biomarker and large molecule bioanalysis. This scientific knowledge will be important as increasingly clients will be looking to their partners for advice and guidance on how to identify promising drug candidates (and kill off others) earlier in the development process. Having the right blend of scientific and commercial leadership in this area will be important as it grows.

Building scale in our post approval business.
We continue to build additional expertise in this area (epidemiological, outcomes and regulatory), as evident from our recent acquisition of Oxford Outcomes, and may make further acquisitions to accelerate growth in this field.

Entering new / growing positions in selected markets.
We continue to build our position in  emerging markets and have expanded our presence in Asia Pacific in places such as China and Japan. Additionally we are taking steps to address new and emerging markets such as the market for biosimilars and government sponsored research programmes.

Underpinning all the above strategies is the need to grow and retain talent within the organization. The Company’s talent review and succession planning processes are core to this objective.

Services

ICON specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

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

Sales and Marketing

Our global sales and marketing strategy is to focus our business development efforts on pharmaceutical, biotechnology and medical device companies whose development projects are advancing. By developing and maintaining strategic relationships with our clients, we gain repeat business, can leverage a full service portfolio and achieve lateral penetration into other therapeutic indications where applicable. Simultaneously, we are actively establishing new client relationships.

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

Information Systems

Our information technology strategy is built around deploying IT systems to enable the delivery of our business services in a global environment. The focus is to provide ease of access to information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, EMC, SAS, Phase Forward and Medidata. IT expenditure is authorized by strict IT Governance policies requiring senior level approval of all strategic IT expenditure. All critical business systems are formally delivered following a structured project management and systems delivery life cycle approach. Critical clinical information systems, which manage clinical data, are validated in accordance with FDA regulations and those of other equivalent regulatory bodies throughout the world.

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trial management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including Electronic Data Capture (EDC) and Clinical Data Warehouse solutions from leading industry vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies.

Our state of the art workflow technology allows us to process clinical trial data seamlessly throughout the Company. We have also developed an interactive voice response system to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a WAP enabled device. In our central laboratory, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. An example of this flexibility is in the provision of portal solutions that allow clients access to study related information via a secure web based environment. We also provide secure remote access to client systems for clients who require us to utilize their internal platforms.

The majority of the Company’s global finance operations utilize the Oracle ebusiness suite to serve the organization’s financial and project accounting requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of a global SOP Document Management system and a WEB based training delivery solution.

Our IT systems are operated from two centralized hubs in Philadelphia, Pennsylvania and Dublin, Ireland. Other offices are linked to these hubs through a resilient network that is managed by a tier one global telecommunications provider. Traveling staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders received under strategic partnership agreements.

Our revenues are earned from contracts which are generally either fixed price or units-based, based on certain activities and performance specifications. Payment terms usually provide either for payments based on the achievement of certain identified milestones or units delivered or monthly payments according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service," or "time and materials" basis, but this accounts for a small portion of overall project activities.

Contract terms may range from several weeks to several years depending on the nature of the work to be performed. In most cases, a portion of the contract fee, typically 10% to 20%, is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. During the course of the study, the Company will generally incur reimbursable expenses.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

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

Clients

Our clients included all of the top 20 pharmaceutical companies as ranked by 2009 global revenues. During the year ended December 31, 2010 revenue was earned from over 640 clients.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, 33%, 27% and 29% respectively of our net revenues were derived from our top five clients.  No one client contributed more than 10% of net revenues during the years ended December 31, 2010, December 31, 2009 and December 31, 2008.  We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2010 we had a backlog of approximately $1.9 billion, compared with approximately $1.8 billion at December 31, 2009.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit suitable investigators and patients, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., and Quintiles Transnational Corporation. Globalization is driving market share to global CRO’s while the trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients and acquisition candidates.

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

We also could be liable for errors and/or omissions in connection with the services we perform and this could result in us being liable to make large payments to sponsor(s) or other parties.

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

We further attempt to reduce our risks through seeking contractual indemnification provisions with clients and through insurance maintained by clients, investigators and us. However, the contractual indemnifications from our clients generally do not protect us in certain circumstances or against our own actions such as our negligence or poor performance. The terms and scope of such indemnification vary from client to client and from trial to trial, and the financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnity may not be sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. In addition, we also indemnify our clients where our performance does not reach the required contractual standard, such as our negligence or poor performance.  We maintain worldwide professional liability insurance and while we believe that our insurance coverage is adequate there can be no assurance that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all. We could be materially adversely affected if we were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations.

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

Regulatory authorities, including the FDA, have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate independent review board (“IRB”)/Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA during audits.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines Control Agency in the United Kingdom and the Bundesinstitut für Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the European Medicines Evaluation Agency, which is based in London, England.

We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If such audits document that we have failed to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulation and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research, the disqualification of data or litigation by clients, any of which could also result in a material adverse effect.

In December 2009, we received a warning letter from the U.S. Food and Drug Administration (FDA) regarding clinical study management services provided by the company to one of its clients in relation to two studies conducted between 2004 and 2006.  These studies related to the development of an antibiotic for the treatment of complicated skin and skin-structure infections.  The FDA letter arose from its inspections of the company’s client and selected clinical sites and follows a similar letter issued to that client. On January 13, 2010 we submitted a response to the FDA and received a letter from the FDA on September 27, 2010 acknowledging receipt of our response and requesting further clarification around some details set out in our letter of January 13, 2010. We made a further submission to the FDA on November 22, 2010, addressing matters from the September 27, 2010 letter from the FDA.  We remain committed to working cooperatively and expeditiously with the FDA to address the matters raised in the warning letter.  We are unable to predict at this time the financial consequences, if any, of the issues raised by the letter.

Organizational Structure

Name	Country of incorporation	Group ownership*

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Inc.	USA	100%

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Israel Limited	Israel	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Clinical Research S.R.O.	Czech Republic	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Pte. Limited	Singapore	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Peru SA	Peru	100%

ICON Clinical Research Sucursal Colombia	Colombia	100%

ICON Development Solutions Limited	UK	100%

ICON Contracting Solutions,Inc.	USA	100%

DOCS International BV	Netherlands	100%

ICON Development Solutions Inc.	USA	100%

ICON Central Laboratories Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

Healthcare Discoveries Inc	USA	100%

Prevalere Life Sciences Inc	USA	100%

Timaq Medical Imaging AG	Switzerland	100%

* All shareholdings comprise ordinary shares.

Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 16,000 square meters.   We lease all other properties under operating leases.

We maintain three offices in New York and Pennsylvania, two offices in each of the following US cities: Chicago and San Antonio, and one office in each of the following U.S. cities: San Francisco, Nashville, Wilmington, Raleigh, Baltimore, San Diego, Omaha and Houston.

Our European operations maintain two offices in Amsterdam, Frankfurt and Stockholm and one office in each of the following cities: Southampton, Marlow, Manchester, Edinburgh, Munich, Helsinki, Milan, Barcelona, Riga, Budapest, Vilnius, Prague, Kiev, Bucharest, Moscow, Novosibirsk, Tel Aviv, Paris, Warsaw, Zurich and Madrid.

We also maintain two offices in Singapore and Bangalore and one office in each of the following cities: Auckland, Sydney, Tokyo, Osaka, Seoul, Beijing, Taipei, Hong Kong, Bangkok, Chennai, Tianjin, Shanghai, Manila, Trivandrum, New Delhi, Johannesburg, Montreal, Mexico City, Sao Paolo, Lima, Buenos Aires, Bogota and Santiago.

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

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. Currently, we have 7,735 employees, in 73 locations in 39 countries, providing Phase I-IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Contract Staffing services.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2010 we had a backlog of approximately $1.9 billion, compared with approximately $1.8 billion at December 31, 2009.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given that we will be able to realize this backlog as net revenue.

As the nature of our business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 17 operations operating in U.S. dollars, 11 trading in Euros, 5 in Indian Rupee, 4 in pounds Sterling, 3 in Chinese Yuan Renminbi, 2 each in Russian Rouble, Japanese Yen, Swedish Krona and Singapore dollars and 1 each in Polish Zloty, Israeli New Shekels, Latvian Lats, Hungarian Forint, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Lithuanian Litas, South African Rand, Australian dollars, Hong Kong dollar, Taiwan dollar,  South Korean Won, Thai Baht, New Zealand dollars, Argentine Peso, Mexican Peso, Brazilian Real, Chilean Peso, Colombian Peso, Peruvian Neuvo Sol, Swiss Franc, Philippines Peso, and Canadian dollar . Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2009	2010	2009	2010
	Percentage of Net Revenue		Percentage Increase/(Decrease)
Net revenue	100%	100%	2.6%	1.4%
Costs and expenses:
Direct costs	57.2%	60.1%	3.8%	6.6%
Selling, general and administrative	26.0%	25.9%	(7.2%)	0.8%
Depreciation and amortization	3.7%	3.8%	17.8%	3.7%
One-time net charges	1.0%	-	100%	(100%)
Income from operations	12.1%	10.2%	8.0%	(14.3%)

Year ended December 31, 2010 compared to year ended December 31, 2009

Net revenue for the year increased by $12.4 million, or 1.4%, from $887.6 million for the year ended December 31, 2009 to $900.0 million for the year ended December 31, 2010.  Net revenue in our clinical research segment increased by 2.4% from $816.9 million for the year ended December 31, 2009 to $836.2 million for the year ended December 31, 2010.  In our central laboratory business net revenue decreased by 9.8% from $70.7 million for the year ended December 31, 2009 to $63.8 million for the year ended December 31, 2010.  This decrease was primarily attributable to a slower rate of conversion on central laboratory business awards, due to both a delay in study start-ups and an increase in the average duration of central laboratory studies. For the year ended December 31, 2010 we derived approximately 42.3%, 46.9% and 10.8% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the year increased by $33.6 million, or 6.6%, from $507.8 million for the year ended December 31, 2009 to $541.4 million for the year ended December 31, 2010. Direct costs comprise compensation, associated fringe benefits and share based compensation expense for project related employees, together with other direct project driven costs.  The increase in direct costs during the year was primarily attributable to an increase in compensation costs for project related employees of $32.5 million. Travel costs for project-related employees increased by $6.5 million while other direct project-related expenses decreased by $5.4 million. In our clinical research segment, direct costs increased by 6.1 % or $28.5 million during the year.  The Company has entered a number of strategic relationships with sponsors and expanded operations in certain territories, requiring significant upfront investment in personnel and a corresponding increase in direct costs. In our central laboratory business, direct costs increased by 12.0% or $5.0 million during the year, primarily attributable to increased investment in personnel and systems in this business.  As a percentage of net revenue, direct costs have increased from 57.2% for the year ended December 31, 2009 to 60.1% for the year ended December 31, 2010.

Selling, general and administrative expenses for the year increased by $1.8 million, or 0.8%, from $230.9 million for the year ended December 31, 2009 to $232.7 million for the year ended December 31, 2010. Selling, general and administrative expenses comprise compensation, related fringe benefits and share based compensation expense for non-project related employees, professional service costs, recruitment expenditure, advertising costs and all costs related to facilities and information systems.  Compensation, related fringe benefits and share-based compensation expense increased by $3.0 million during the year, travel costs increased by $2.1 million, while recruitment expenditure, for both project and non-project related employees, increased by $2.6 million.  These increases were offset by decreases in facilities related expenditure of $2.3 million and decreases in other general overheads of $3.6 million.  In our clinical research segment, selling, general and administrative expenses decreased by $3.3 million or 1.6% during the year.  This was offset by an increase in our central laboratory business, where selling general and administrative expenses increased by $5.1 million or 25.6%, a result of our significant investment in personnel and systems in this business during the year.  As a percentage of net revenue, selling, general and administrative expenses, decreased from 26.0% for the year ended December 31, 2009 to 25.9% for the year ended December 31, 2010.

Total share based compensation expense recognized during the years ended December 31, 2010 and December 31, 2009 amounted to $7.4 million.

Depreciation and amortization expense for the year increased by $1.2 million, or 3.7%, from $32.7 million for the year ended December 31, 2009 to $33.9 million for the year ended December 31, 2010. As a percentage of net revenue, depreciation and amortization increased from 3.7% of net revenues for the year ended December 31, 2009 to 3.8% for the year ended December 31, 2010.  This increase relates primarily to our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.8 million were recognized during the year ended December 31, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the early months of 2009 to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.3 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

Income from operations for the year decreased by $15.4 million, or 14.3%, from $107.5 million for the year ended December 31, 2009 to $92.1 million for the year ended December 31, 2010. As a percentage of net revenue, income from operations decreased from 12.1% of net revenues for the year ended December 31, 2009 to 10.2% of net revenues for the year ended December 31, 2010. In our clinical research segment, income from operations for the year increased by $2.4 million, or 2.4%, from $102.4 million for the year ended December 31, 2009 to $104.8 million for the year ended December 31, 2010. As a percentage of net revenue income from operations was 12.5% of net revenues in both years.  In our central laboratory business, income/(loss) from operations for the year decreased by $17.8 million, from income of $5.0 million for the year ended December 31, 2009 to a loss of $12.8 million for the year ended December 31, 2010. As a percentage of net revenue income/(loss) from operations decreased from 7.1% for the year ended December 31, 2009 to (20.0)% for the year ended December 31, 2010.   The Company’s significant investment in personnel and systems, together with the slower than expected conversion of business awards, has negatively impacted the central laboratory’s operating margin during the year ended December 31, 2010.  During the year ended December 31, 2009 the Company’s income from operations, excluding the impact of one-time net charges, was 13.1%, being 13.6% for our clinical research segment and 7.6% for our central laboratory business.

Net interest income for the year ended December 31, 2010 was $0.6 million, compared with net interest expense of $2.8 million for the year ended December 31, 2009.  Interest income for the period increased from $0.8 million for the year ended December 31, 2009 to $1.8 million for the year ended December 31, 2010.  This increase arose from an increase in cash balances during the year, together with an increase in the rate of return earned on those balances. Interest expense for the period decreased from $3.5 million for the year ended December 31, 2009 to $1.1 million for the year ended December 31, 2010.  During the year ended December 31, 2009 the Company repaid amounts previously drawn under negotiated facilities.

Provision for income taxes decreased from $10.4 million for the year ended December 31, 2009 to $5.7 million for the year ended December 31, 2010.  During the year ended December 31, 2010 the Company recognized $9.7 million in unrecognized tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, thereby allowing for the recognition of these benefits during the current  year.  During the year ended December 31, 2009 corporation tax refunds related to research and development tax credits were received by the Company in certain European Union jurisdictions. The Company recognized a net benefit of $10.6 million in its provision for income taxes for the year ended December 31, 2009 for research and development tax credits related to prior years but received during 2009. The Company’s effective tax rate for the year ended December 31, 2010 was 6.1% compared with 9.9% for the year ended December 31, 2009. Excluding the impact of the release of uncertain tax provisions during the year ended December 31, 2010 and the impact of research and development tax credits recognized during the year ended December 31, 2009, the Company would have had an effective tax rate of 17.0% for the year ended December 31, 2010, compared to an effective tax rate of 20.0% for the year ended December 31, 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenue for the year increased by $22.4 million, or 2.6%, from $865.2 million for the year ended December 31, 2008 to $887.6 million for the year ended December 31, 2009.  Net revenue in our central research segment increased by 2.9% from $794.1 million for the year ended December 31, 2008 to $816.9 million for the year ended December 31, 2009.  In our central laboratory business, net revenue decreased by 0.6% from $71.1 million for the year ended December 31, 2008 to $70.7 million for the year ended December 31, 2009. For the year ended December 31, 2009 we derived approximately 46.0%, 45.4% and 8.6% of our net revenue in the United States, Europe and Rest of World, respectively. The rate of increase in net revenue has reduced over prior periods as a result of the global economic downturn, its impact on market confidence and the availability of funding for drug development.

Direct costs for the year increased by $18.6 million, or 3.8%, from $489.2 million for the year ended December 31, 2008 to $507.8 million for the year ended December 31, 2009. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This increase was primarily due to increased compensation costs for project related employees of $15.7 million, increased laboratory expenses of $1.6 million and an increase in other direct project related costs of $6.5 million. These increases were offset by a reduction in travel costs for project related employees of $5.2 million. Direct costs as a percentage of net revenue increased to 57.2% in the year ended December 31, 2009 compared to 56.5% in the year ended December 31, 2008.

Selling, general and administrative expenses for the year reduced by $17.8 million, or 7.2%, from $248.8 million for the year ended December 31, 2008 to $231.0 million for the year ended December 31, 2009. Selling, general and administrative expenses consist of compensation, related fringe benefits and share based compensation expense for selling and administrative employees, professional service costs, recruitment costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises principally from decreases of $7.0 million in personnel related costs, comprising salary and travel costs for non project-related employees and recruitment expenditure. Facility and information system costs decreased by $2.1 million, principally as a result of a reduction in utility costs and support and maintenance costs. The remainder of the decrease arises from a decrease in other general overhead costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 28.8% for the year ended December 31, 2008 to 26.0% for the year ended December 31, 2009.

Total share based compensation expense recognized during the year ended December 31, 2009 amounted to $7.4 milllion compared to $6.1 million during the year ended December 31, 2008.

Depreciation and amortization expense for the year increased by $5.0 million, or 17.8%, from $27.7 million for the year ended December 31, 2008 to $32.7 million for the year ended December 31, 2009. As a percentage of net revenue, depreciation and amortization expense increased from 3.2% of net revenues for the year ended December 31, 2008 to 3.7% for the year ended December 31, 2009.  This increase relates primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.8 million were recognized during the year ended December 31, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the early months of 2009 to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.3 million in the second quarter of 2009.  This was partially offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

Income from operations for the year increased by $8.0 million, or 8.0%, from $99.5 million for the year ended December 31, 2008 to $107.5 million for the year ended December 31, 2009. As a percentage of net revenue, income from operations increased from 11.5% of net revenues for the year ended December 31, 2008 to 12.1% for the year ended December 31, 2009. Excluding the impact of one-time net charges recognized during the period, income from operations as a percentage of net revenue increased from 11.5% for the year ended December 31, 2008 to 13.1% for the year ended December 31, 2009.

Net interest expense for the year ended December 31, 2009 was $2.8 million, compared with net interest expense of $1.2 million for the year ended December 31, 2008. Interest expense for the period decreased from $4.1 million for the year ended December 31, 2008 to $3.5 million for the year ended December 31, 2009. Interest income for the period decreased from $2.9 million for the year ended December 31, 2008 to $0.8 million for the year ended December 31, 2009.

Provision for income taxes decreased from $20.0 million for the year ended December 31, 2008 to $10.4 million for the year ended December 31, 2009.  The Company’s effective tax rate for the year ended December 31, 2009 was 9.9% compared with 20.3% for the year ended December 31, 2008. The decrease in the effective tax rate during the period arose principally from corporation tax refunds relating to research and development tax credits received in certain European Union jurisdictions. The Company recognized a net benefit of $10.6 million in its 2009 tax charge for research and development tax credits relating to previous years, but received in 2009.  Excluding the impact of these research and development tax credits recognized during the period, the Company’s effective tax rate decreased from 20.3% for the year ended December 31, 2008 to 20.0% for the year ended December 31, 2009.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

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

The Company’s total cash balances at December 31, 2010 amounted to $255.7 million compared with total cash balances of $194.0 million at December 31, 2009. Cash balances at December 31, 2010 comprised cash and cash equivalents of $255.7 million.  Cash balances at December 31, 2009 comprised cash and cash equivalents of $144.8 million and short term investments of $49.2 million. Working capital, comprising total current assets less total current liabilities, increased by $93.5 million during the year from $235.9 million at December 31, 2009 to $329.4 million at December 31, 2010.  This increase arose primarily from an increase in cash and cash equivalents. Additional borrowings available to the Group under negotiated facilities at December 31, 2010 amounted to $55.9 million compared with $162.5 million at December 31, 2009.

Net cash provided by operating activities amounted to $87.4 million for the year ended December 31, 2010 compared with net cash provided by operating activities of $255.1 million for the year ended December 31, 2009.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. Improved working capital management during the year ended December 31, 2009 resulted in a significant increase in cash inflows from operating activities and a corresponding decrease in the number of days revenue outstanding, from 70 days at December 31, 2008 to 33 days at December 31, 2009. The number of days revenue outstanding at December 31, 2010 was 37 days.

Net cash provided by investing activities amounted to $14.6 million for the year ended December 31, 2010 compared to net cash used in investing activities of $65.7 million for the year ended December 31, 2009. Cash flows from investing activities during the year ended December 31, 2010 arose principally from the sale of short term investments offset by capital expenditure and cash paid to acquire subsidiary undertakings. During the year ended December 31, 2010 the Company received a net $49.2 million from the sale of its short term investments.  The Company actively manages its available cash resources to try to ensure optimum returns.  Amounts received from the sale of short term investments during the year were reinvested in cash and cash equivalents.  Capital expenditure for the year ended December 31, 2010 amounted to $30.9 million, and was comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth. Cash paid on acquisitions during the year ended December 31, 2010 amounted to $3.7 million.  $1.5 million was paid by the Company during the year ended December 31, 2010 in respect of the acquisition of Timaq Medical Imaging.  In addition, $2.2 million was paid to the former shareholders of Healthcare Discoveries in full and final settlement of certain performance milestones payable.

Net cash provided by financing activities during the year ended December 31, 2010 amounted to $15.3 million compared with net cash used of $105.1 million for the year ended December 31, 2009. Cash provided by financing activities during the year ended December 31, 2010 comprised mainly of proceeds received from the exercise of share options. During the year ended December 31, 2009 the Company repaid $109.6 million, net, in respect of amounts previously drawn under negotiated facilities.

As a result of these cash flows, cash and cash equivalents increased by $110.9 million for the year ended December 31, 2010 compared to $86.4 million for the year ended December 31, 2009.

On July 9, 2007 the Company entered into a five year committed multi-currency facility agreement for €35 million ($46.8 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  Amounts available to be drawn reduce over the life of this facility in accordance with agreed payment terms.  At December 31, 2010 €17.5 million ($23.4 million) was available to be drawn under this facility.

On December 22, 2008 a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  On December 9, 2010 the Company further reduced this facility to $12.5 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At December 31, 2010 $12.5 million was available to be drawn under this facility.

On January 2, 2009 an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bore interest at LIBOR plus a margin and was secured by certain composite guarantees, indemnities and pledges in favor of the bank. On December 2, 2010 the Company terminated this facility.

On May 29, 2009 a 364 day committed credit facility of $10 million was negotiated with Citibank Europe.  This facility lapsed during 2010 and was not renewed by the Company.  On May 29, 2009 a three year committed credit facility was also negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At December 31, 2010 $10.0 million was available to be drawn under the facility.

On May 29, 2009 a committed 364 day credit facility of $30 million was negotiated with JP Morgan for $30 million. On September 3, 2010 a committed 364 day credit facility was negotiated with J.P. Morgan for $10 million, partially replacing the 2009 facility.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At December 31, 2010 $10.0 million was available to be drawn under the facility.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million). Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S. $ in millions)
Operating lease obligations	184.1	39.4	64.5	44.3	35.9
Capital lease obligations	0.2	0.2	-	-	-
Non-current tax liabilities	10.2	3.2	6.8	-	0.2

Total (U.S.$ in millions)	$194.5	$42.8	$71.3	$44.3	$36.1

We expect to spend approximately $47.5 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, laboratory, imaging and contract staffing services.   Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method. Depending on the contractual terms, revenue is either recognized on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Contract costs equate to the product of labor hours incurred and compensation rates.  For the percentage of completion method, the input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. Where revenue is recognized on the unit of delivery method, the basis applied is the number of units completed as a percentage of the total number of contractual units.

We recognize biometric revenues on a fee-for-service basis as each unit of data is prepared.  Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed.  Consulting revenue is recognized on a fee-for-service basis recognizing revenue as each hour of the related service is performed.  Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

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

In addition, we may also be subject to audits in the multiple taxing jurisdictions in which we operate.  These audits can involve complex issues  which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Impact of New Accounting Pronouncements

In December 2010 the FASB issued ASU No. 2010-29 Business Combinations (Topic 805): Disclosure of supplementary pro-forma information for Business Combinations, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-29 requires that the pro forma information be presented at if the business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current reporting period and the prior reporting period pro-forma financial information. The ASU also requires that this disclosure be accompanied by a narrative description of the amount and nature of material nonrecurring pro forma adjustments.  The amendments in the ASU are effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-09 to have a material impact on the financial statements.

In December 2010 the FASB issued ASU No. 2010-28 Intangibles – Goodwill and Other (Topic 350): When to perform Step 2 of the Goodwill Impairment test for reporting units with zero or negative carrying amounts, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  ASU 2010-28 is effective for fiscal years beginning after December 15, 2010.  The Company does not expect the adoption of ASU 2010-28 to have a material impact on the financial statements.

In April 2010 the FASB issued ASU No. 2010-13 Compensation-Stock Compensation (Topic 718): Effect of denominating exercise price of a share-based payment award in the currency of the market in which the underlying equity security trades, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-13 amends FASB ASC Topic 718, Compensation-Stock Compensation , to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify an award with such a feature as a liability if it otherwise qualifies as equity. The amendments should be applied by recording a cumulative effect adjustment to the opening balance of retained earnings.  The amendments in the ASU are effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 to have a material impact on the financial statements.

In January 2010 the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving disclosures about Fair Value Measurements, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-06 amends FASB ASC Topic 820 to require new disclosures and to clarify certain existing disclosures relating to fair value measurements.  The new disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for fiscal years beginning after December 15, 2010.

In October 2009, the FASB issued ASU No. 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, which amends the revenue recognition guidance for arrangements with multiple deliverables. The amendments to FASB ASC 605-25 allow vendors to account for products and services separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU 2009-13 to have a material impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of March 22, 2011.

Name	Age	Position
Dr. Bruce Given (2) (4) (5)	56	Chairman of the Board, Director
Peter Gray (1) (5)	56	Chief Executive Officer, Director
Ciaran Murray (1) (5)	48	Chief Financial Officer
Dr. John Climax	58	Director
Dr. Ronan Lambe (6)	71	Director
Thomas Lynch (2) (3) (4)	54	Director
Professor Dermot Kelleher (3) (6)	55	Director
Dr. Anthony Murphy (2) (4)	60	Director
Declan McKeon (3)	59	Director
Cathrin Petty (3)	37	Director
Alan Morgan	46	Group President Clinical Research Services

(1)           Executive Officer of the Company.
(2)           Member of Compensation and Organization Committee.
(3)           Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee

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

Peter Gray has served as the Chief Executive Officer of the Company since November 2002. He served as the Group Chief Operating Officer from June 2001to November 2002, and was Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 20 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

Ciaran Murray has served as Chief Financial Officer of the Company since October 2005.  Mr. Murray developed his experience working in senior financial positions in Ireland, Italy and the United Kingdom, in the food sector with Kraft Foods Inc, Cantrell and Cochrane plc and Northern Foods plc, and in the technology sector with Novell Inc and Codec Systems.  Mr. Murray obtained a Bachelor of Commerce degree from University College Dublin in 1982. He qualified as a Chartered Accountant with PwC and is a Fellow of the Institute of Chartered Accountants in Ireland.

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as an outside director of the Company.  Dr. Climax has over 25 years of experience in the contract research industry. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland.

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. He has served as an outside director of the Company since January 2008.  Dr. Lambe has over 30 years of experience in the contract research industry. Dr. Lambe attended the National University of Ireland where he received his Bachelor of Science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976.

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as Chairman of Amarin Corporation plc from 2000 to 2009 and as its Chief Executive Officer from 2007 to 2009. Between 1993 and 2004, he held a number of senior management positions in Elan Corporation plc.  Mr Lynch is an investor in, and serves on the board of, a number of biotechnology companies. He has also served as a board member of IDA Ireland (an agency of the Irish Government) since 2000.

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

Dr. Anthony Murphy has served as an outside director of the Company since April 2009.  Dr. Murphy was the Senior Vice President of Human Resources for Eli Lilly & Co., prior to his retirement in May 2009.  Born in Cardiff, Wales, Mr. Murphy received a bachelor's degree in psychology from University College Dublin in 1970 and a doctorate in psychology from the University of Wales in 1975. Dr. Murphy joined Lilly (in the United Kingdom) in 1980, and held increasingly senior positions in HR with the company until his retirement. Prior to joining Lilly he had lectured in industrial relations and worked as a consultant and researcher at the University of Bath, England. Mr. Murphy is a fellow of the Institute of Personnel and Development (U.K.) and a Chartered Psychologist.

Declan McKeon has served as an outside director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers (PwC) from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PwC Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PwC and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Cathrin Petty has served as an outside director of the Company since October 2010. Ms. Petty is a Special Partner at Vitruvian Partners LLP and is an outside director for Circassia Ltd. Ms. Petty is an advisor to the pharmaceutical industry and formerly served as an outside director for the NHS (Strategic Health Authority for Greater London). Between 2000 and 2010, Ms. Petty was a Healthcare Partner in Apax Partners LLP with responsibility for originating, executing, monitoring and exiting healthcare private equity investments. Her early career included Senior Associate and Research Analyst roles at Schroder Ventures Life Sciences and Schroders Investment Management.

Alan Morgan was appointed Group President Clinical Research Services in August 2010. Since joining the Company in August 2006, he has held positions of increasing responsibility, including Vice President of Process Development, President ICON Clinical Europe, and Chief Operating Officer of the global Clinical Research Division. In January 2010 he was appointed Group President Early Clinical Research and Laboratories Services, responsible for oversight of the Central Laboratory and Development Services divisions. Prior to joining the Company Mr. Morgan worked for MDS Pharma Services where he held positions of increasing responsibility since joining the company in 2002, including Global General Manager and Vice President of their Phase II-IV business.   Mr. Morgan started his career in clinical research organizations with Covance, where he held a number of leadership positions from 1998 including General Manager of their Phase II/IV business in Europe, Asia, and Latin America. His initial career was in pharma, including seven years with Glaxo Wellcome and two years with ICI Pharmaceuticals in various business and financial roles. He is a graduate of the City University Business School in London, and a Fellow of the Chartered Association of Certified Accountants.

Executive Officers and Directors Remuneration
Compensation Discussion & Analysis

Remuneration policy
The Compensation and Organization Committee seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of stock related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Committee based on the achievement of the Group’s objectives.

Outside Directors’ remuneration
Outside directors are remunerated by way of Directors’ fees and in addition are also eligible for participation in the share option scheme. Non-Executive Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Board of Directors as a whole sets outside directors’ remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers is up to 80% of base salary.

The Company’s executives are eligible to receive equity incentives, including stock options and restricted share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended December 31, 2009 and December 31, 2010. All executive officers are eligible to participate in a defined contribution pension plan. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. Contributions to this plan are recorded as an expense in the Statement of Operations.

Executive Compensation
Summary compensation table - Year ended December 31, 2010
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation

		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000
Peter Gray, Chief Executive Officer	2010	525	105	53	37	720	958	460	1,418
Ciaran Murray, Chief Financial Officer	2010	400	100	38	18	556	740	158	898
Total	2010	925	205	91	55	1,276	1,698	618	2,316

Summary compensation table - Year ended December 31, 2009
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000
Peter Gray, Chief Executive Officer	2009	500	388	49	38	975	1,358	112	1,470
Ciaran Murray, Chief Financial Officer	2009	309	208	27	18	562	785	118	903
John Climax*, Chairman	2009	600	350	440	954	2,344	3,352	527	3,879
Total	2009	1,409	946	516	1,010	3,881	5,495	757	6,252
* Further information is set out in the Disclosure of Compensation Agreements section on pages 39 and 40 of this report.

Director Compensation
Summary compensation table - Year ended December 31, 2010
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2010	-	-	-	-	-	26	317	343
Peter Gray	2010	525	53	142	720	958	460	-	1,418
John Climax*	2010	-	-	53	53	68	3	48	119
Ronan Lambe	2010	-	-	-	-	-	20	52	72
Thomas Lynch	2010	-	-	-	-	-	23	78	101
Edward Roberts	2010	-	-	-	-	-	68	18	86
Dermot Kelleher	2010	-	-	-	-	-	25	65	90
Anthony Murphy	2010	-	-	-	-	-	7	75	82
Declan McKeon	2010	-	-	-	-	-	4	40	44
Cathrin Petty	2010	-	-	-	-	-	1	12	13
Total		525	53	195	773	1,026	637	705	2,368
Summary compensation table - Year ended December 31, 2009
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation

		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
John Climax*	2009	600	440	1,304	2,344	3,352	527	-	3,879
Peter Gray	2009	500	49	426	975	1,358	112	-	1,470
Ronan Lambe	2009	-	-	-	-	-	19	48	67
Thomas Lynch	2009	-	-	-	-	-	23	78	101
Edward Roberts	2009	-	-	-	-	-	23	78	101
Bruce Given	2009	-	-	-	-	-	23	66	89
Dermot Kelleher	2009	-	-	-	-	-	22	52	74
Anthony Murphy	2009	-	-	-	-	-	2	42	44
Shuji Higuchi	2009	-	-	-	-	-	21	-	21
Total		1,100	489	1,730	3,319	4,710	772	364	5,846
* Further information is set out in the Disclosure of Compensation Agreements section on pages 39 and 40 of this report.

Disclosure of Compensation Agreements
Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers.

Directors’ and Executive Officers’ service agreements and letters of engagement

Dr. Bruce Given
Dr. Bruce Given was appointed Chairman of the Board of the Company in January 2010. He has served as an outside director of the Company since September 2004. The arrangements with Dr. Given provide for the payment to him of annual fees of $316,932 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 22, 2011 24,000 ordinary share options at exercise prices ranging from $8.60 to $35.33.

Mr. Peter Gray
Mr. Peter Gray has served as the Chief Executive Officer since November 2002. He served as the Chief Operating Officer of the Company from June 2001 to November 2002 and as an Executive Director of the Company since June 1997. The service agreement with Mr. Gray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, company car and medical insurance cover for himself and his dependants. He was previously granted and held at March 22, 2011 288,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board. The agreement includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray has served as the Chief Financial Officer since October 2005. The service agreement with Mr. Murray is terminable on 12 months notice by either party. He is entitled to receive a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance cover for himself and his dependants. He was previously granted and held at March 22, 2011 145,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and as an Executive Director from June 1990 to December 2009. On December 31, 2009 Dr. Climax retired as Chairman of the Board of the Company and his service agreement with the Company (the “Dr. Climax Service Agreement”) ended.  Since January 2010 he has held a position as an outside director of the Company.

The Dr. Climax Service Agreement provided for a bonus, a pension contribution, a twelve month notice period, two company cars and medical insurance cover for himself and his dependants. The new arrangements with Dr. Climax, in his position as an outside director provide for the payment to him of director fees of $48,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 22, 2011 108,000 ordinary share options at exercise prices ranging from $8.88 to $35.33 per share.

The arrangements relating to Dr. Climax’s retirement were set out in an agreement entered into between the Company and Dr. Climax in December 2009 (the “December Agreement”). Pursuant to the December Agreement, Dr. Climax received, having regard to the Dr. Climax Service Agreement (which terminated pursuant to the December agreement), a payment of €830,000 ($1,200,620) and a pension contribution of €170,000 ($252,620). In addition, and also pursuant to the December Agreement, he received an ex-gratia pension contribution for past service of €220,308 ($327,378), the acceleration of vesting of unvested share options and the transfer of two company cars at a cost to the Company of €52,706 ($68,063).

The Company has also entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($348,968) per annum. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of director fees of $52,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 22, 2011 24,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Mr. Thomas Lynch
Mr. Thomas Lynch has served as an outside director of the Company since January 1996. The arrangements with Mr. Lynch provide for the payment to him of director fees of $78,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at March 22, 2011 20,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of director fees of $73,000 per annum (pre February 23, 2010: $53,000 per annum). He was previously granted and held at March 22, 2011 12,000 ordinary share options at an exercise price ranging from $22.26 to $36.04.

Dr. Anthony Murphy
Dr. Anthony Murphy has served as an outside director of the Company since April 2009. The arrangements with Dr. Murphy provide for the payment to him of directors fees of $78,000 per annum (pre February 23, 2010: $53,000 per annum). He was previously granted and held at March 22, 2011 7,000 ordinary share options at exercise prices ranging from $15.84 to $24.46.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of directors fees of $53,000 per annum. He was previously granted and held at March 22, 2011 5,000 ordinary share options at exercise prices ranging from $20.28 to $29.45.

Ms Cathrin Petty
Ms. Cathrin Petty has served as an outside director of the Company since October 2010. The arrangements with Ms. Petty provide for the payment to her of directors fees of $53,000 per annum. She was previously granted and held at March 22, 2011 5,000 ordinary share options at exercise prices ranging from $19.45 to $20.28.

Board Practices

Board of Directors
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2011, it is anticipated that two directors will retire by rotation and offer themselves for re-election. In addition, Catherin Petty, having been appointed a Director by the Company in October 2010, will also offer herself for re-election.

The Board comprises one executive and eight outside directors at the date of this report.  The outside directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside directors to be of complementary expertise. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Company’s system of internal controls, thereby maintaining control of the Company and its future direction.  The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required.

Certain other matters are delegated to Board Committees, as detailed below. The Company maintains an appropriate level of insurance cover in respect of legal action against its Directors. All Board Committees report to the Board.  The Board, through the Nomination and Governance Committee, engages in succession planning and in so doing considers the strength and depth, and levels of knowledge, skills and experience necessary to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2010 the Board met on four occasions. Additional meetings, to consider specific issues, are held as and when required.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee, which was established in February 2010. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are circulated to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and approves the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Financial Officer and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times.

At the Company’s Board meeting on February 23, 2010 the composition of the Audit Committee was amended to comprise Thomas Lynch (Chairman), Edward Roberts, and Professor Dermot Kelleher, having previously comprised Edward Roberts (Chairman), Thomas Lynch, Bruce Given and Professor Dermot Kelleher.  On April 19, 2010 Edward Roberts resigned as a member of the Audit Committee and was replaced by Declan McKeon. On October 18, 2010 Cathrin Petty was appointed as a member of the Audit Committee.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group.  Annual bonuses for executive directors are determined by the committee based on the achievement of the Company’s objectives.

At the Company’s Board meeting on February 23, 2010 composition of the Compensation and Organization Committee was amended to comprise Dr Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch, having previously comprised Dr. Anthony Murphy (Chairman), Edward Roberts, Dr. Bruce Given and Thomas Lynch.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the board of directors and board committees on an ongoing basis.  It identifies and recommends individuals to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends the corporate governance principles of the Company.

At the Company’s Board meeting on February 23, 2010 composition of the Nominating and Governance Committee was amended to comprise Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch, having previously comprised Thomas Lynch (Chairman), Dr. Bruce Given and Dr. Anthony Murphy.

Execution Committee
The Execution Committee is responsible for the management of the Company in intervals between meetings of the Board and exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.

At the Company’s Board meeting on February 23, 2010 composition of the Execution Committee was amended to comprise Peter Gray (Chairman), Dr. Bruce Given and Ciaran Murray, having previously comprised Peter Gray (Chairman), Dr. John Climax and Ciaran Murray.

Quality Committee
On February 23, 2010 the Company established a Quality Committee.  The purpose of this committee is to oversee compliance with the Company’s quality initiatives.  The committee comprises Professor Dermot Kelleher (Chairman) and Dr. Ronan Lambe.

Employees

We employed 7,735, 7,170 and 6,975 people for the years ended December 31, 2010, December 31, 2009 and December 31, 2008 respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

The following table sets forth certain information regarding beneficial ownership of our ordinary shares (including American Depository Securities, ADS’s) as of February 23, 2011 by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date

Dr. Bruce Given	500	-	4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25, 2017
			4,000	$24.46	March 4, 2018
			4,000	$20.28	March 3, 2019

Mr. Peter Gray	376,288	0.6%	12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
			50,000	$15.84	April 30, 2017
			50,000	$24.25	March 8, 2018
			100,000	$24.25	March 8, 2018
			50,000	$20.28	March 3, 2019

Mr. Ciaran Murray	-	-	20,000	$10.42	January 17, 2014
			18,000	$11.00	February 3, 2014
			16,000	$21.25	February 16, 2015
			14,000	$35.33	February 26, 2016
			17,000	$22.26	February 25, 2017
			30,000	$24.46	March 4, 2018
			30,000	$20.28	March 3, 2019

Dr. John Climax	1,607,568	2.7%	20,000	$8.88	February 4, 2012
			12,000	$11.00	February 3, 2014
			12,000	$21.25	February 16, 2015
			10,000	$35.33	February 26, 2016
			50,000	$15.84	April 30, 2017
			2,000	$24.46	March 4, 2018
			2,000	$20.28	March 3, 2019

Dr. Ronan Lambe	400	-	6,000	$8.88	February 4, 2012
			4,000	$8.60	February 24, 2013
			4,000	$11.00	February 3, 2014
			2,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25, 2017
			2,000	$24.46	March 4, 2018
			2,000	$20.28	March 3, 2019

Mr. Thomas Lynch	1,204	-	2,400	$8.88	February 4, 2012
			2,400	$8.60	February 24, 2013
			3,200	$11.00	February 3, 2014
			4,000	$21.25	February 16, 2015
			2,000	$35.33	February 26, 2016
			2,000	$22.26	February 25, 2017
			2,000	$24.46	March 4, 2018
			2,000	$20.28	March, 3, 2019

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of Options (2)	Exercise price	Expiration Date

Professor Dermot Kelleher	-	-	6,000	$36.04	May 27, 2016
			2,000	$22.26	February 25, 2017
			2,000	$24.46	March 4, 2018
			2,000	$20.28	March 3, 2019

Dr. Tony Murphy	200	-	3,000	$15.84	April 30, 2017
			2,000	$24.46	March 4, 2018
			2,000	$20.28	March 3, 2019

Mr. Declan McKeon	-	-	3,000	$29.45	April 29,2018
			2,000	$20.28	March 3, 2019

Ms. Cathrin Petty	-	-	3,000	$19.45	October 26, 2018
			2,000	$20.28	March 3, 2019
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

Employee Share Option Schemes

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be an employee stock option, or NSO. Each grant of an option under the 2008 Option Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008 the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.  Awards  under the 2008 RSU may be settled in cash or shares.

On January 17, 2003 the Company adopted the Share Option Plan 2003, (“the 2003 Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be an employee stock option, or NSO. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement. An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. No options can be granted under the 2003 Plan after January 17, 2013.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of March 22, 2011 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class

Fidelity Group Companies (2)	7,503,978	12.4%
Neurberger Berman LLC (2)	5,354,480	8.9%
Wasatch Advisors, Inc. (2)	3,166,273	5.2%
All directors and officers as a group (3)	2,624,160	4.4%

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

(2)  Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(3)  Includes 638,000 ordinary shares issuable upon the exercise of stock options granted by the Company. ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Given that certain of the ordinary shares and American Depositary Shares (“ADRs”) are held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.  Based on management’s review of relevant filings with the Securities and Exchange Commission and other publicly available information, the Company believes that the number of ordinary shares (including ADSs) held by holders of record that are residents of the United States is below 50% and may include Fidelity Group Companies, Neurberger Berman LLC and Wellington Management Co LLC.  The Company notes that of a total of 60,317,660 ordinary shares (including ADSs) of the Company which were issued and outstanding at March 22, 2010 16,024,731 ordinary shares (including ADSs) were held by holders of record in the United States.

Related Party Transactions

Year ended December 31, 2010

On December 31, 2009 Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($348,968) per annum.  The consultancy agreement provides that the Company will provide during the term of the agreement permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Year ended December 31, 2009

Mr Edward Roberts, who resigned as a Director of the Company in April 2010, previously served as Chairman of Merz GmbH. Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry.   ICON Clinical Research Limited, a wholly owned subsidiary of the Company, has entered into a number of contracts with Merz for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $43.5 million. During the year ended December 31, 2009 the Company recognized a total of $9.8 million of revenue in relation to these activities. At December 31, 2009 $1.2 million was outstanding to be received from Merz GmbH.

Dr. Bruce Given previously served as Acting Chief Medical Officer of Sembiosys Genetics Inc. (“Sembiosys”).  Sembiosys is a plant biotechnology company specializing in the production of high-value pharmaceutical and non-pharmaceutical products.  During the year ending December 31, 2008 Sembiosys engaged ICON Development Solutions, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. The total potential value of this study was $0.8 million.  During the year ending December 31, 2009 ICON recognized a total of $0.3 million of revenue in relation to these activities.  There were no amounts outstanding as at December 31, 2009.

Item 8.  Financial Information.

Financial Statements

See Item 18.

Legal Proceedings

The Company is not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

Dividends

We have not paid cash dividends on our ordinary shares and do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Item 9.  The Offer and the Listing

The Company's ADSs are traded on the NASDAQ National Market under the symbol “ICLR”. Our Depository for the ADSs is The Bank of New York Mellon. The Company also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of the Company are traded in any other market. The following table sets forth the trading price for the dates indicated for the Company's ADSs as reported by NASDAQ.

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period
December 31, 2006	$20.18	$10.25
December 31, 2007	$32.40	$18.34
December 31, 2008	$44.78	$15.64
December 31, 2009	$26.85	$12.17
December 31, 2010	$30.31	$18.93
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Mar 31, 2009	$24.77	$15.07
June 30, 2009	$22.46	$12.17
Sept 30, 2009	$25.35	$20.25
Dec 31, 2009	$26.85	$21.00
Mar 31, 2010	$27.56	$21.20
June 30, 2010	$30.31	$25.29
Sept 30, 2010	$28.90	$20.33
Dec 31, 2010	$22.28	$18.93
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2010	$28.90	$22.71
Aug 31, 2010	$24.71	$21.22
Sept 30, 2010	$24.10	$20.33
Oct 31, 2010	$22.18	$18.93
Nov 30, 2010	$20.79	$19.11
Dec 31, 2010	$22.28	$19.07

Item 10.  Additional Information

Memorandum and Articles of Association

We hereby incorporate by reference the description of our Memorandum and Articles of Association located under the heading “Description of the Memorandum and Articles of Association of the Company” in exhibit 3.1.

On July 19, 2010 at the Company’s Annual General Meeting, the Articles of Association of ICON plc were amended as follows:
•
to clarify and extend the provisions in relation to the holding of board meetings by amending provisions in the Articles of Association which permit Directors to attend board meetings by telephone, video-conference or other electronic means;

•	to allow for the fixing of the record date and time which shall determine the eligibility of members to participate and vote at the AGM;
•
to require that any request by a Member to table a draft resolution under section 133B(1)(b) of the Companies Act, 1963 must be received by the Company in hard copy form or in electronic form at least 14 clear days before the meeting to which it relates;

•	to incorporate procedures for the appointment of proxies electronically, and to allow the Directors to implement procedures for shareholders voting electronically;
•	to permit members to appoint more than one proxy or corporate representative and, in doing so, to designate the shares which relate to such an appointment;
•
to clarify the provisions in relation to the eligibility requirements for the appointment of Directors, and to make the provisions relating to the right to propose resolutions to appoint Directors at general meetings consistent with the other provisions of the Articles of Association of the Company relating to tabling resolutions at such meetings;

•	to clarify and extend the provisions in relation to the service of notices and other documents; and
•	to update legislative citations and cross-references.

Material Contracts

On August 13, 2001 the Company’s subsidiary, ICON Clinical Research (UK) Limited, entered into a lease agreement with Capital Business Parks Globeside Limited. The lease is for office space at an initial annual rate of £988,350, subject to adjustment every five years. The term of the lease is 16 years.

On November 29, 2002 the Company’s subsidiary, ICON Laboratories Inc., entered into a lease agreement with MSM Reality Co., LLC, Davrick, LLC and Sholom Blau Co., LLC. The lease is for office and laboratory space at an annual rate of approximately $2,220,000. The term of the lease is 15 years and ICON Laboratories Inc. has the option to extend the term of the lease for an additional 10 year term upon notice to the landlord at least 24 months prior to the expiration date.

On February 17, 2003 the Company’s subsidiary, ICON Clinical Research Inc. (“ICLR”), entered into a lease agreement with Highwoods Reality Limited Partnership. The lease is for office space at a monthly rate of approximately $155,000 for the term of the lease. The term of the lease is 10 years and ICLR has the option to extend the lease for up to two additional five year terms upon notice to the landlord at least 12 months prior to the then current expiration date. This lease was amended on October 22, 2009 to reduce the size of the leased property, effective January 1, 2011 and to correspondingly reduce the monthly rent to approximately $123,000 for the term of the lease. The amendment also extended the initial term of the lease for an additional 5 years, to 2018. On September 30, 2010 the Company filed the amended lease agreement on a Form 6-K.

On January 11, 2005 ICLR entered into an amended and restated lease agreement with 212 C Associates, L.P. The lease is for office space at a monthly rent of approximately $175,000 for the term of the lease. The amendment and restatement of the previously existing lease agreement extended the term of the lease for 10 years from the date of the amendment and restatement. ICLR has the right to extend the term of the lease for an additional five years upon notice to the landlord at least 12 months prior to the expiration date. ICLR also has the right to terminate the lease at any time after the seventh anniversary of the amendment and restatement date by paying the landlord a $1,250,000 termination fee.

On April 20, 2010 the Company’s subsidiary, Beacon Bioscience Inc. entered into an amended lease agreement with Stone Manor Partners, L.P.  The lease is for office space at a monthly rent of approximately $114,000 for the term of the lease. The amendment of the previously existing lease agreement extended the term of the lease for 10 years from the date of the amendment.

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

Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sierra Leone, Sudan, Cote D’Ivoire, Democratic Republic of Congo, Liberia, individuals designated by the international independent investigation Commission or the Government of Lebanon, Democratic Peoples Republic of Korea, the Islamic Republic of Iran, Iraq, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under the Company’s Articles of Association or under Irish Law that limit the right of non-residents or foreign owners to hold or vote the Company’s ordinary shares or ADSs.

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

The exemption from Irish corporation tax which was available to Irish resident companies whose income was derived from qualifying royalties or license fees paid in respect of qualifying patents, no longer applies to payments received on or after November, 24 2010.

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

Capital gains arising to an Irish resident company are liable to tax at 25% (22% for disposals made in 2009 on or before April 7, 2009).  However, a capital gains tax exemption is available in Ireland in respect of disposals of certain qualifying shareholdings.

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

•
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”)

•	The shares must be in a company which is primarily a trading company or the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group.

•	The shares must not derive the greater part of their value from land or mineral rights in the State.

Taxation of Dividends - Withholding Tax

Unless exempted, all dividends paid by ICON, other than dividends paid before November 24, 2010 entirely out of exempt patent income received  before 24 November 2010 (subject to conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%.

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

Taxation of dividends - Income Tax
Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance (PRSI), and an additional Universal Social Charge (“USC”) (which applies from January 1, 2011 and replaces the health levy and income levy) of up to 14% in total.

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income.  This liability is limited to tax at the standard rate of 20% and therefore, where withholding tax has been deducted, this will satisfy the tax liability. No PRSI or USC should apply in these circumstances.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

•	an individual resident in the U.S. or in a Relevant Territory;

•	a corporation that is ultimately controlled by persons resident in the U.S. or in a Relevant Territory;

•
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory;

•	a corporation resident in another EU member state or in a Relevant Territory, which is not controlled directly or indirectly by Irish residents; or

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

Certain non-Irish resident individuals that are either domiciled in Ireland or Irish nationals will be subject to an annual levy of €200,000 if their Irish-located capital exceeds €5,000,000, their worldwide annual income exceeds €1,000,000 and their liability to Irish Income Tax in that year is less than €200,000.

Taxation of Capital Gains
Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 25% on gains arising from the disposal or part disposal of their shareholding.

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals -:

•	who cease to be Irish resident;

•	who own the shares when they cease to be resident;

•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

•	the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 25% of the taxable gain.

Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax – free thresholds, gifts and inheritances are liable to tax at 25%.

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

The person who receives the gift or inheritance (“the beneficiary”) is primarily liable for CAT. In the case of an inheritance, where a beneficiary and personal representative of the deceased are both non-residents, a solicitor must be appointed to be responsible for paying inheritance tax. Taxable gifts or inheritances received by an individual since December 5, 1991 from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the donees and the aggregation since December 5, 1991 of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts that apply with effect from December 8, 2010 are:
•	€16,604 ((2010: €20,740 pre December 8, 2010/€16,604 post December 8, 2010) in the case of persons who are not related to one another;

•
€33,208 (2010: €41,481 pre December 8, 2010/€33,208 post December 8, 2010) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•
€332,084 (2010: €414,799 pre December 8, 2010/€332,084 post December 8, 2010) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Irish Stamp Duty - Ordinary Shares
Irish stamp duty, which is a tax on certain documents, is payable on all transfers of ordinary shares (other than between spouses) whenever a document of transfer is executed.  Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer. No stamp duty shall arise on the transfer of ordinary shares where the consideration for the transfer does not exceed €1,000, provided the instrument contains a statement certifying that the transaction does not form part of a larger transaction or a series of larger transactions, in respect of which the amount of the total consideration attributable to the shares would exceed €1,000.

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

Irish Stamp Duty - ADSs Representing Ordinary Shares
A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares.  However, it is not certain whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to be a transfer of or change in the beneficial ownership which would be subject to stamp duty at the ad valorem rate.  Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty should arise.

Transfers of ADSs are exempt from Irish stamp duty if the ADSs are dealt in on the NASDAQ National Market or any recognized stock exchange in the United States or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift, or for a consideration less than the market value, all parties to the transfer.  A late or inadequate payment of stamp duty will result in a liability to pay interest, penalties and fines.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and file reports and other information with the SEC.  You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders.

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

Exemptions From Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

NASDAQ may provide exemptions from the NASDAQ corporate governance standards to a foreign private issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to United States federal securities laws. The Company, as a foreign private issuer, was granted an exemption in 1998 from provisions set forth in NASDAQ Rule 4350(f), which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s outstanding voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Qualitative Disclosure of Market Risk.  The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•  Interest rate changes on cash and cash equivalents,

•  Foreign currency risk on non-U.S. dollar denominated cash.

We use derivative financial instruments solely to hedge exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.  The Company had no interest rate instruments or derivatives during the year ended December 31, 2010.

Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar, Sterling and the Euro.  At December 31, 2010 we had cash denominated in non-U.S. dollar denominated currencies.  In order to reduce the foreign currency exchange risk, we may enter into certain derivative instruments to reduce our exposure to adverse changes in exchange rates.  We held no foreign exchange forward contracts during the year ended December 31, 2010.

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

Foreign Currency Exchange Risk

The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in the exchange rates.

	Fair value at December 31, 2010	Fair value Change +10% movement in foreign exchange rate	Fair value Change -10% movement in foreign exchange rate
	(in thousands)	(in thousands)	(in thousands)
Non-U.S. Dollar denominated cash	$65,144	$6,514	($6,514)

Interest Rate Risk

The sensitivity analysis below represents the hypothetical change in our interest income based on an immediate 1% movement in market interest rates.

	Interest Income for the year ended December 31, 2010	Interest Income Change 1% increase in market interest rate	Interest Income Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)
Interest Income	$1,761	$3,943	$-

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

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2010. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report

Reference is made to page 61 of this Form 20-F.

(c) Report of Independent Registered Public Accounting Firm

Reference is made to page 62 of this Form 20-F.

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

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2010 and December 31, 2009, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2010 and December 31, 2009 and fees billed for other services rendered by KPMG.

	12 month period ending December 31, 2009		12 month period ending December 31, 2010
	(in thousands)		(in thousands)
Audit fees (1)	$1,735	65%	$1,554	57%
Audit related fees (2)	24	1%	185	7%
Tax fees (3)	928	34%	963	36%
Total	$2,687	100%	$2,702	100%

(1)	Audit fees include annual audit fees for the Company and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services and fees for audit of the financial statements of employee benefit plans.

(3)	Tax fees are fees for tax compliance and tax consultation services.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.   Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 61 to 103 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2009 and December 31, 2010

Consolidated Statements of Operations for the years ended December 31, 2008, December 31, 2009 and December 31, 2010

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2008, December 31, 2009 and December 31, 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2008, December 31, 2009 and December 31, 2010

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company.

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

10.5	Amendment Number 4 to the Amended Office Space Lease, dated April 20, 2010 between Beacon Bioscience, Inc. and Stone Manor Partners, L.P.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1	Consent of KPMG, Independent Registered Public Accounting Firm

101.1	Interactive Data Files (XBRL - Related Documents)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2010 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2010 has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2010 and  2009 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 22, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated March 22, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 22, 2011

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2009	2010
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$144,801	$255,706
Short term investments - available for sale (Note 3)	49,227	-
Accounts receivable	191,924	164,907
Unbilled revenue	92,080	101,431
Other receivables	13,016	12,451
Deferred tax asset (Note 12)	9,625	5,623
Prepayments and other current assets	20,126	20,592
Income taxes receivable (Note 12)	14,627	18,966
Total current assets	535,426	579,676
Other Assets:
Property, plant and equipment, net (Note 6)	178,989	170,861
Goodwill (Note 4)	173,568	175,860
Non-current other assets	3,082	4,353
Non-current income taxes receivable (Note 12)	483	482
Non-current deferred tax asset (Note 12)	6,890	10,028
Intangible assets (Note 5)	9,960	8,278
Total Assets	$908,398	$949,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$12,123	$12,314
Payments on account	165,198	134,240
Other liabilities (Note 7)	119,666	100,182
Deferred tax liability (Note 12)	751	956
Income taxes payable (Note 12)	1,782	2,634
Total current liabilities	299,520	250,326
Other Liabilities:
Non-current other liabilities	2,844	3,676
Non-current government grants (Note 10)	1,750	1,470
Non-current income taxes payable (Note 12)	19,350	10,205
Non-current deferred tax liability (Note 12)	12,688	13,862
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized (Note 11)
59,007,565 shares issued and outstanding at December 31, 2009 and 60,247,092 shares issued and outstanding at December 31, 2010	4,965	5,063
Additional paid-in capital	174,188	196,960
Accumulated other comprehensive income (Note 18)	12,584	396
Retained earnings	380,509	467,580
Total Shareholders’ Equity	572,246	669,999
Total Liabilities and Shareholders’ Equity	$908,398	$949,538

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2008	2009	2010
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$1,209,451	$1,258,227	$1,263,147
Reimbursable expenses	(344,203)	(370,615)	(363,103)
Net revenue	865,248	887,612	900,044
Costs and expenses:
Direct costs	489,238	507,783	541,388
Selling, general and administrative	248,778	230,910	232,688
Depreciation and amortization	27,728	32,659	33,873
One-time net charges (Note 13)	-	8,808	-
Total costs and expenses	765,744	780,160	807,949

Income from operations	99,504	107,452	92,095
Interest income	2,881	752	1,761
Interest expense	(4,105)	(3,530)	(1,132)

Income before provision for income taxes	98,280	104,674	92,724
Provision for income taxes (Note 12)	(19,967)	(10,375)	(5,653)
Non-controlling interest	(193)	-	-

Net income	$78,120	$94,299	$87,071

Net income per ordinary share:
Basic	$1.34	$1.61	$1.46

Diluted	$1.30	$1.57	$1.44

Weighted average number of ordinary shares outstanding:
Basic (Note 2)	58,245,240	58,636,878	59,718,934

Diluted (Note 2)	60,221,587	59,900,504	60,637,103

The accompanying notes are an integral part of these consolidated financial statements.

*Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of August 8, 2008

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total

Balance at December 31, 2007	57,670,488	$4,843	$143,639	$31,828	$208,090	$388,400
Comprehensive Income:
Net income	-	-	-	-	78,120	78,120
Currency translation adjustment	-	-	-	(30,582)	-	(30,582)
Currency impact on long-term funding (net of tax)	-	-	-	2,976	-	2,976
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(1,044)	-	(1,044)
Total comprehensive income						49,470
Exercise of share options	847,707	78	8,438	-	-	8,516
Share based compensation expense	-	-	6,058	-	-	6,058
Share issue costs	-	-	(138)	-	-	(138)
Tax benefit on exercise of options	-	-	4,060	-	-	4,060
Balance at December 31, 2008	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366
Comprehensive Income:
Net income	-	-	-	-	94,299	94,299
Currency translation adjustment	-	-	-	7,797	-	7,797
Currency impact on long-term funding (net of tax)	-	-	-	2,251	-	2,251
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(642)	-	(642)
Total comprehensive income						103,705
Exercise of share options	489,370	44	4,375	-	-	4,419
Share based compensation expense	-	-	7,353	-	-	7,353
Share issue costs	-	-	(84)	-	-	(84)
Tax benefit on exercise of options	-	-	487	-	-	487
Balance at December 31, 2009	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total
Balance at December 31, 2009	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246
Comprehensive Income:
Net income	-	-	-	-	$87,071	$87,071
Currency translation adjustment	-	-	-	(9,701)	-	(9,701)
Currency impact on long-term funding (net of tax)	-	-	-	(1,278)	-	(1,278)
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(1,209)	-	(1,209)
Total comprehensive income						74,883
Exercise of share options	1,237,015	98	13,070	-	-	13,168
Issue of restricted share units	2,512	-	-	-	-	-
Share based compensation expense	-	-	7,408	-	-	7,408
Share issue costs	-	-	(51)	-	-	(51)
Tax benefit on exercise of options	-	-	2,345	-	-	2,345
Balance at December 31, 2010	60,247,092	$5,063	$196,960	$396	$467,580	$669,999

The accompanying notes are an integral part of these consolidated financial statements.

*Comparative figures have been amended to reflect the Bonus Issue (Stock Split) which took place with an effective date of August 8, 2008

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31
	2008	2009	2010
Cash flows from operating activities:	(in thousands)
Net income	$78,120	$94,299	$87,071
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	254	264	136
Depreciation and amortization	27,728	32,659	33,873
Amortization of government grants	(126)	(149)	(220)
Stock compensation expense	6,058	7,353	7,408
Deferred taxes	2,909	(3,399)	2,334
Non-controlling interest	193	-	-
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(83,816)	25,804	18,267
Decrease/(increase) in unbilled revenue	2,168	47,898	(4,887)
(Increase)/decrease in other receivables	(10,175)	(1,490)	469
Decrease/(increase) in prepayments and other current assets	(9,444)	5,552	(783)
Increase in other non current assets	(39)	(903)	(1,271)
Increase/(decrease) in payments on account	26,404	43,474	(29,191)
Increase/(decrease) in other current liabilities	41,849	11,924	(13,848)
Increase in other non current liabilities	17	1,261	999
Decrease in income taxes payable	(3,968)	(3,836)	(13,576)
(Decrease)/increase in accounts payable	3,150	(5,641)	647
Net cash provided by operating activities	81,282	255,070	87,428
Cash flows from investing activities:
Purchase of property, plant and equipment	(67,882)	(33,792)	(30,952)
Purchase of subsidiary undertakings and acquisition costs	(49,540)	(25,932)	(3,693)
Cash acquired with subsidiary undertaking	549	32	-
Grant received	400	501	-
Sale of short term investments	14,026	17,544	79,487
Purchase of short term investments	(15,000)	(24,045)	(30,260)
Net cash (used in)/provided by investing activities	(117,447)	(65,692)	14,582
Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	58,925	17,400	-
Repayment of bank credit lines and loan facilities	(48,927)	(126,969)	-
Proceeds from the exercise of share options	8,516	4,419	13,168
Share issuance costs	(138)	(84)	(51)
Tax benefit from the exercise of share options	4,060	487	2,345
Repayment of other liabilities and finance lease obligations	(99)	(311)	(166)
Net cash (used in)/provided by financing activities	22,337	(105,058)	15,296
Effect of exchange rate movements on cash	(4,675)	2,103	(6,401)
Net (decrease)/increase in cash and cash equivalents	(18,503)	86,423	110,905
Cash and cash equivalents at beginning of year	76,881	58,378	144,801
Cash and cash equivalents at end of year	$58,378	$144,801	$255,706

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

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2010 the Company had 7,735 employees, in 73 locations, in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Staff Contracting services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2010 we derived approximately 42.3%, 46.9 % and 10.8 % of our net revenue in the United States, Europe and Rest of World, respectively.

On July 21, 2008 the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on August 11, 2008, to Ordinary Shareholders and on August 12, 2008 to holders of American Depositary Shares (“ADSs”).  The trading price of the Company’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008.  All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

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

(b)           Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(c)           Revenue recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting, laboratory, imaging and contract staffing services. Contracts range in duration from a number of months to several years.

Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

Clinical trials management revenue is recognized on a proportional performance method. Depending on the contractual terms revenue is either recognized on the percentage of completion method based on the relationship between hours incurred and the total estimated hours of the trial or on the unit of delivery method. Contract costs equate to the product of labor hours incurred and compensation rates.  For the percentage of completion method, the input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the Company may routinely adjust time estimates, the Company’s estimates and assumptions historically have been accurate in all material respects in the aggregate.  Where revenue is recognized on the unit of delivery method, the basis applied is the number of units completed as a percentage of the total number of contractual units.

Biometrics revenue is recognised on a fee-for-service method as each unit of data is prepared recognizing revenue on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognised on a fee-for-service basis as each hour of the related service is performed. Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.  Laboratory service revenue is recognised on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services  of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, for example, target patient enrollment rates, clinical testing sites initiated or case report forms completed. Once the milestone target is reached, amounts become billable in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

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

(e)           Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $3,467,000, $2,548,000 and $3,431,000 for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 respectively.

(g)           Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 were as follows:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
Amounts (credited)/charged	$(2,255)	$1,639	$3,731

The financial statements of subsidiaries with other functional currencies are translated at period end rates for the balance sheet and average rates for the statement of operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income.

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

Other liabilities’ carrying amounts approximate fair value based on net present value of estimated future cash flows.

(i)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2008, December 31, 2009 and December 31, 2010.

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

(l)           Short term investments - available for sale

The Company classifies short-term investments as available for sale in accordance with the terms of FASB ASC 320, Investments – Debt and Equity Securities.  Realized gains and losses are determined using specific identification.  The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  Any differences between the cost and fair value of the investments are represented by accrued interest.

 (m)           Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of raw materials comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2010 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $3.8 million (2009: $3.6 million).

(n)           Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

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

(p)           Income taxes

The Company applies FASB ASC 740, Income Taxes, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertain Income Taxes (“FIN 48”), (included in FASB ASC Topic 740, Income Taxes), as of January 1, 2007.   FIN 48 requires that the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement when considering uncertain tax positions.

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

(r)           Research and development credits

Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on  qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2008	2009	2010
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,245,240	58,636,878	59,718,934
Effect of dilutive share options outstanding	1,976,347	1,263,626	918,169
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	60,221,587	59,900,504	60,637,103

 (u)           Share-based compensation

The Company accounts for its share options in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options.

Share-based compensation expense for stock options awarded to employees and directors is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. The value of awards expected to vest is recognized as an expense over the requisite service periods.

Estimating the fair value of share-based awards as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and the expected term of the awards.

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

3. Short term investments - available for sale

The Company actively manages its available cash resources to try to ensure optimum returns.  During the year ended December 31, 2010 the Company reinvested its investment portfolio in cash and cash equivalents. The Company had previously classified its investment portfolio as available for sale. The investments were reported at fair value, with unrealized gains or losses reported in a separate component of shareholders’ equity.  During the years ended December 31, 2008, December 31, 2009 and December 31, 2010, no unrealized gains or losses arose.  Any differences between the cost and fair value of the investments were represented by accrued interest.

4. Goodwill

	December 31,	December 31,
	2009	2010
	(in thousands)
Opening Goodwill	$169,344	$173,568
Current period acquisitions	1,584	3,505
Prior period acquisitions	(836)	2,539
Foreign exchange movement	3,476	(3,752)
Closing Goodwill	$173,568	$175,860

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2010 indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a)	Acquisition of Timaq Medical Imaging

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($3.1 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013. On December 31, 2010 CHF 0.3 million ($0.3 million) was paid to the former shareholders in respect of certain milestones for the year ended December 31, 2010.  CHF 2.6 million ($2.7 million) has been accrued in relation to the remaining milestones at December 31, 2010.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,505
Intangible assets	770
Other current assets	160
Current liabilities	(719)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to pharmaceutical and biotechnology customers in the European market.

The proforma effect of the Timaq Medical Imaging acquisition if completed on January 1, 2009 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2009 and December 31, 2010 as follows:

	Year Ended
	December 31,
	2009	2010
	(in thousands)
Net revenue	$888,929	$900,370
Net income	$93,332	$86,594
Basic earnings per share	$1.59	$1.45
Diluted earnings per share	$1.56	$1.43

(b)	Prior Period Acquisitions - Acquisition of Qualia Clinical Services Inc. and Veeda Laboratories Ltd.

During the year ended December 31, 2009 the Company completed the acquisitions of Qualia Clinical Services, Inc, a provider of Phase I clinical trial services, located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services, located in Oxford, United Kingdom, neither of which were considered individually significant. In aggregate, the total purchase price for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.6 million, has been recorded as goodwill of $1.6 million.

The acquisitions of Qualia Clinical Services Inc. and Veeda Laboratories Ltd. have been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations which is effective for all acquisitions which have taken place since January 1, 2009.  The following table summarizes the fair values of the assets acquired and the liabilities assumed.

2009
(in thousands)
Property, plant and equipment	$361
Intangible assets	352
Goodwill	1,584
Cash	32
Other current assets	404
Current liabilities	(507)
Non current liabilities	(12)
Purchase price	$2,214

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management and biomarker laboratory services to pharmaceutical and biotechnology companies.

The proforma effect of the Qualia Clinical Services Inc. and Veeda Laboratories Ltd. acquisitions if completed on January 1, 2008 would have resulted in net revenue, net income and earnings per share for the years ended December 31, 2008 and December 31, 2009 as follows:

	Year Ended
	December 31,
	2008	2009
	(in thousands)
Net revenue	$866,763	$888,048
Net income	$77,839	$93,887
Basic earnings per share	$1.34	$1.60
Diluted earnings per share	$1.29	$1.57

(c) Prior Period Acquisitions - Acquisition of Healthcare Discoveries Inc.

On February 11, 2008 the Company acquired 100% of the common stock of Healthcare Discoveries Inc. for an initial cash consideration of $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial services.  Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended December 31, 2008.  On September 3, 2010 $2.2 million was paid to the former shareholders of Healthcare Discoveries Inc. in full and final settlement of the outstanding consideration payable.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with FASB Statement No. 141. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

February, 11
2008
(in thousands)
Property, plant and equipment	$327
Intangible assets	2,890
Goodwill	12,424
Cash	5
Other current assets	575
Current liabilities	(1,951)
Purchase price	$14,270

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

(d) Acquisition of Prevalere Life Sciences Inc.

On November 14, 2008 the Company acquired 100% of the common stock of Prevalere Life Sciences Inc. (“Prevalere”), for an initial cash consideration of $37.6 million, excluding costs of acquisition.  Prevalere, located in Whitesboro, New York, is a leading provider of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies.  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to $8.2 million if these milestones were achieved during the years ended December 31, 2008 and December 31, 2009.  On April 30, 2009 $5.0 million was paid in respect of the milestones for the year ended December 31, 2008.  At December 31, 2009 no amounts were accrued in respect of the potential additional consideration, as the milestones were not achieved.

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

Goodwill represents the acquisition of an established workforce with experience in the provision of bioanalytical and immunoassay services to pharmaceutical and biotechnology companies and allows the Company to participate in a growing market for these services.

(e) Acquisition of remaining 30% interest in Beacon Biosciences Inc.

On July 1, 2004 the Company acquired 70% of the common stock of Beacon Biosciences Inc. (“Beacon”), a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries, for an initial cash consideration of $9.9 million, excluding costs of acquisition.  On December 31, 2008 the remaining 30% of the common stock was acquired by the Company for $17.4 million, excluding costs of acquisition.  Certain performance milestones were built into the acquisition agreement for the remaining 30% of Beacon requiring potential additional consideration of up to $3.0 million if these milestones were achieved during the year ended December 31, 2009. At December 31, 2009 no amounts were accrued in respect of the additional consideration payable as these milestones were not achieved.

The acquisition of Beacon has been accounted for as a business combination in accordance with FASB Statement No. 141 Business Combinations (“SFAS 141”).  The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

December 31,
2008
(in thousands)
Property, plant and equipment	$704
Intangible assets	1,710
Goodwill	14,569
Cash	1,001
Other current assets	1,685
Current liabilities	(1,689)
Non-current liabilities	(200)
Purchase price	$17,780

5. Intangible Assets

	December 31,	December 31,
	2009	2010
Cost	(in thousands)
Customer relationships acquired	$11,567	$12,337
Volunteer list acquired	1,325	1,325
Order backlog	1,470	1,470
Foreign exchange movement	77	(55)
Total cost	14,439	15,077
Accumulated amortization	(4,479)	(6,933)
Foreign exchange movement	-	134
Net book value	$9,960	$8,278

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services.  The value of certain client relationships identified of $0.8 million is being amortized over approximately 3 years, the estimated period of benefit.  $160,000 has been amortized in the period since the date of acquisition.

During the year ended December 31, 2009 the Company completed the acquisitions of Qualia Clinical Services Inc, a US provider of Phase I clinical trial services and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services. The value of certain client relationships identified of $0.4 million is being amortized over approximately 3 years, the estimated period of benefit.  $210,000 has been amortized in the period since the date of acquisition.

On July 1, 2004 the Company acquired 70% of the common stock of Beacon Biosciences Inc, a US provider of advanced imaging services.  On December 31, 2008 the remaining 30% of the common stock was acquired by the Company.  The value of certain customer relationships and order backlog identified of $0.2 million and $1.5 million respectively are being amortized over approximately 3 years, the estimated period of benefit.  $1,151,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit.  $1,571,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $1,717,000 has been amortized in the period since the date of acquisition.

On July 12, 2007 the Company acquired DOCS International, a European based clinical research staffing organization.  The value of certain customer relationships identified of $2.1 million were amortized over approximately 3 years, the estimated period of the benefit.

Future intangible asset amortization expense for the years ended December 31, 2011 to December 31, 2015 is as follows:
Year ended December 31 (in thousands)
2011	$2,073
2012	1,426
2013	1,237
2014	972
2015	923
$6,631

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2009	2010
	(in thousands)
Cost
Land	$3,671	$3,597
Building	100,758	95,895
Computer equipment and software	138,570	155,547
Office furniture and fixtures	57,866	60,000
Laboratory equipment	29,769	31,260
Leasehold improvements	5,951	7,648
Motor vehicles	73	72
	336,658	354,019
Less accumulated depreciation and asset write off	(157,669)	(183,158)

Property, plant and equipment (net)	$178,989	$170,861

Total cost at December 31, 2010 includes $825,000 (2009: $907,000) which relates to assets held under capital finance leases. Related accumulated depreciation amounted to $518,000 (2009: $357,000).

7. Other Liabilities

	December 31,	December 31,
	2009	2010
	(in thousands)
Personnel related liabilities	$60,441	$54,983
Facility related liabilities	13,540	11,666
General overhead liabilities	35,459	24,052
Other liabilities	6,233	5,202
Short term government grants	159	111
Short term finance leases (note 15)	325	158
Defined benefit pension obligations, net (note 8)	113	983
Restructuring provisions (note 13)	3,396	315
Acquisition consideration payable	-	2,712

	$119,666	$100,182

8. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 were $10,372,000, $14,241,000 and $14,206,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 were $4,499,000, $5,189,000 and $6,603,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2008, December 31, 2009 and December 31, 2010, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2009	December 31, 2010
	(in thousands)
Benefit obligation at beginning of year	$10,114	$13,686
Service cost	182	184
Interest cost	673	746
Plan participants’ contributions	160	133
Benefits paid	(774)	(54)
Actuarial loss	2,079	2,232
Plan amendments	103	-
Foreign currency exchange rate changes	1,149	(445)
Benefit obligation at end of year	$13,686	$16,482

Change in plan assets	December 31, 2009	December 31, 2010
	(in thousands)
Fair value of plan assets at beginning of year	$10,392	$13,573
Actual return on plan assets	2,200	2,003
Employer contributions	432	293
Plan participants’ contributions	160	133
Benefits paid	(774)	(54)
Foreign currency exchange rate changes	1,163	(449)
Fair value of plan assets at end of year	$13,573	$15,499

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2009	December 31, 2010
	(in thousands)
Projected benefit obligation	$(13,686)	$(16,482)
Fair value of plan assets	13,573	15,499
Funded status	$(113)	$(983)

Other liabilities	$(113)	$(983)

Components of net periodic benefit cost/(credit)	December 31, 2008	December 31, 2009	December 31, 2010
	(in thousands)
Service cost	$437	$182	$184
Interest cost	854	673	746
Expected return on plan assets	(1,063)	(740)	(980)
Plan curtailments	(871)	-	-
Amortization of prior service costs	-	102	-
Amortization of net (gain)/loss	(89)	(23)	-
Net periodic benefit (credit)/cost	$(732)	$194	$(50)

The following assumptions were used in determining the net periodic pension benefit cost/(credit):

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Discount rate	5.8%	6.4%	5.7%
Rate of compensation increase	4.5%	4.2%	4.0%
Expected rate of return on plan assets	7.1%	6.8%	7.4%

Accumulated other comprehensive income	December 31, 2008	December 31, 2009	December 31, 2010
	(in thousands)
Actuarial loss	$955	$619	$1,209
Prior service costs recognized in other comprehensive income	-	102	-
Less actuarial loss recognized in net periodic benefit cost	89	23	-
Prior service costs recognized in net periodic benefit cost	-	(102)	-
Total	$1,044	$642	$1,209

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $nil and $nil respectively

Amounts recognized in accumulated other comprehensive income that has not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2008	December 31, 2009	December 31, 2010
	(in thousands)
Net actuarial gain	$(2,156)	$(1,514)	$(305)
Total	$(2,156)	$(1,514)	$(305)

Benefit Obligation

The following assumptions were used in determining the benefit obligation  at December 31, 2010:

	December 31,	December 31,
	2009	2010
Discount rate	5.7%	5.4%
Rate of compensation increase	4.0%	4.0%

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

The expected long-term rate of return on assets at December 31, 2010 of 7.1% was calculated as the value of the fund after application of a market value reduction factor.

At December 31, 2010 UK gilts were yielding around 4.2% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 year plus return.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
Equity	7.3%
Bonds	5.4%

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2009	December 31, 2010
Equity	90%	90%
Bonds	10%	10%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2010 gives rise to an expected overall rate of return of scheme assets of approximately 7.1% per annum.

Plan Asset Fair Value Measurements

Quoted Prices in Active Markets for Identical Assets
Level 1
(in thousands)

Cash	$37

Equity Securities
Legal and General UK Equity Index	5,549
Legal and General North America Equity Index	2,733
Legal and General Europe (ex UK) Equity Index	2,742
Legal and General Japan Equity Index	1,437
Legal and General Asia Pac (ex Japan) Equity Index	1,427

Fixed Income Securities
Legal and General over 15 year Gilts Index	521
Legal and General AAA-AA-A Bonds Over 15 year Index	532
Legal and General over 5 year Index-Linked Gilts Index	521
$15,499

Cash Flows

The Company expects to contribute $0.3 million to its pension fund in the year ending December 31, 2011.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(in thousands)

2011	$47
2012	78
2013	78
2014	78
2015	78
Years 2016 - 2020	$390

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

9. Share Options and Stock Compensation Charges

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

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

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU may be settled in cash or shares.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2010 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2008, December 31, 2009 and December 31, 2010:

	Options Granted Under Plans *	Number of Shares *	Weighted Average Exercise Price *	Weighted Average Grant Date Fair Value *
Outstanding at December 31, 2007	4,976,126	4,976,126	$12.27	$5.35
Granted	1,282,190	1,282,190	$35.25	$12.85
Exercised	(847,707)	(847,707)	$10.05	$4.45
Cancelled	(188,346)	(188,346)	$20.45	$8.13
Outstanding at December 31, 2008	5,222,263	5,222,263	$17.98	$7.24
Granted	932,133	932,133	$21.54	$8.47
Exercised	(489,370)	(489,370)	$9.03	$4.07
Cancelled	(256,804)	(256,804)	$26.60	$10.09
Outstanding at December 31, 2009	5,408,222	5,408,222	$18.99	$7.60
Granted	1,038,327	1,038,327	$24.34	$9.08
Exercised	(1,237,015)	(1,237,015)	$10.64	$4.69
Cancelled	(410,857)	(410,857)	$25.86	$9.91
Outstanding at December 31, 2010	4,798,677	4,798,677	$21.71	$8.47
Vested and exercisable at December 31, 2010	2,125,003	2,125,003	$17.88	$7.21
* Comparative figures have been amended to reflect the Bonus Issue, (Stock Split) which took place with an effective date August 8, 2008.

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2010, was 4.84 years and 3.53 years respectively. 962,069 options are expected to vest during the year ended December 31, 2011.

The intrinsic value of options exercised during the year ended December 31, 2010 amounted to $13.9 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2010 amounted to $16.5 million and $13.8 million respectively.  Intrinsic value is calculated based on the market value of the Company’s shares at December 31, 2010.

Non vested shares outstanding as at December 31, 2010 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2009	2,904,687	$23.60	$9.24

Granted	1,038,327	24.34	9.08
Vested	(927,289)	20.61	8.22
Forfeited	(342,051)	24.88	9.61

Non vested outstanding at December 31, 2010	2,673,674	$24.76	$9.48

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2010:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$7.00	4,000	0.05	$7.00	4,000	$7.00
$8.60	396,776	2.15	$8.60	396,776	$8.60
$8.88	230,568	1.09	$8.88	230,568	$8.88
$10.42	20,000	3.04	$10.42	20,000	$10.42
$11.00	579,987	3.09	$11.00	419,563	$11.00
$15.47	900	6.33	$15.47	180	$15.47
$15.84	103,000	6.33	$15.84	20,600	$15.84
$17.30	24,000	3.64	$17.30	19,200	$17.30
$18.00	70,000	3.83	$18.00	50,000	$18.00
$18.98	9,000	5.87	$18.98	3,600	$18.98
$19.45	33,000	7.82	$19.45	-	$19.45
$19.94	2,000	6.17	$19.94	400	$19.94
$20.16	2,000	7.87	$20.16	-	$20.16
$21.25	754,230	4.13	$21.25	434,698	$21.25
$21.76	1,000	4.31	$21.76	600	$21.76
$22.10	11,000	6.56	$22.10	2,200	$22.10
$22.26	662,493	6.15	$22.26	128,724	$22.26
$22.60	2,000	4.65	$22.60	1,200	$22.60
$23.06	10,000	7.62	$23.06	-	$23.06
$23.20	4,000	7.70	$23.20	-	$23.20
$24.25	150,000	7.18	$24.25	-	$24.25
$24.46	743,383	7.17	$24.46	2,000	$24.46
$26.20	2,400	7.38	$26.20	-	$26.20
$26.27	2,000	5.81	$26.27	800	$26.27
$27.91	2,000	7.42	$27.91	-	$27.91
$29.45	8,000	7.33	$29.45	-	$29.45
$29.38	10,000	7.34	$29.38	-	$29.38
$35.33	951,940	5.15	$35.33	385,694	$35.33
$36.05	6,000	5.40	$36.05	3,000	$36.05
$36.20	2,000	5.33	$36.20	800	$36.20
$41.25	1,000	5.67	$41.25	400	$41.25

$7.00 - $41.25	4,798,677	4.84	$21.71	2,125,003	$17.88

Options granted at exercise prices ranging from $7.00 to $10.42 have fully vested at December 31, 2010. Substantially all options vest over a five year period from the date of grant.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2008, December 31, 2009 and December 31, 2010 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Weighted average fair value	$12.85	$8.47	$9.08

Assumptions:
Expected volatility	35%	45%	45%
Dividend yield	0%	0%	0%
Risk-free interest rate	3.2%	0.2%	1.5%
Expected life	5.11 years	5.11 years	4.05 years

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

Restricted Share Units

On August 7, 2008 the Company awarded 6,280 restricted share units (“RSU’s”) to certain employees of the Group.   Ordinary shares related to these RSU’s may be issued by the Company over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s shares on date of award was $41.95.  On August 16, 2010 2,512 ordinary shares were issued by the Company relating to certain of the RSU awards.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2010 is stated after charging $7.4 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2010 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	(in thousands)
Direct costs	$3,338	$3,776	$4,049
Selling, general and administrative	$2,720	$3,577	$3,359
Total compensation costs	$6,058	$7,353	$7,408

Total non-cash stock compensation expense not yet recognized at December 31, 2010 amounted to $16.2 million.  The weighted average period over which this is expected to be recognized is 3.0 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $2.3 million for the year ended December 31, 2010 (2009: $0.5 million, 2008: $4.1 million).

10. Government Grants

	December 31,	December 31,
	2009	2010
	(in thousands)
Received	$3,126	$3,126
Less accumulated amortization	(1,659)	(1,879)
Foreign exchange translation adjustment	442	334
	1,909	1,581
Less current portion	(159)	(111)
	$1,750	$1,470

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.

Government grants amortized to the profit and loss account amounted to $149,000 and $220,000 for the years ended December 31, 2009 and December 31, 2010 respectively.   As at December 31, 2010 the Company had $1.36 million in restricted retained earnings, pursuant to the terms of grant agreements.

11. Share Capital

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote for each ordinary share held, with no individual having more than one vote.

During the year ended December 31, 2008 847,707 options were exercised by employees at an average exercise price of $10.05 per share for total proceeds of $8.5 million.

During the year ended December 31, 2009 489,370 options were exercised by employees at an average exercise price of $9.03 per share for total proceeds of $4.4 million.

During the year ended December 31, 2010 1,237,015 options were exercised by employees at an average exercise price of $10.64 per share for total proceeds of $13.2 million.  During the year ended December 31, 2010 2,512 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

On July 21, 2008 the Company’s shareholders approved a bonus issue of ordinary shares (the “Bonus Issue”) to shareholders of record as of the close of business on August 8, 2008 (the “Record Date”).  The Bonus Issue provided for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split.  The Bonus shares were issued on August 11, 2008 to Ordinary Shareholders and on August 12, 2008 to holders of American Depositary Shares (“ADSs”).  The trading price of the Company’s ADSs was adjusted on NASDAQ to effect the Bonus Issue prior to the opening of trading on August 13, 2008.  All outstanding ordinary share amounts referenced in the consolidated financial statements and the notes thereto have been retrospectively restated to give effect to the Bonus Issue as if it had occurred as of the date referenced.

12. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$59,720	$51,783	$37,298
United States	23,305	12,997	12,276
Other	15,255	39,894	43,150
Income before provision for income taxes	$98,280	$104,674	$92,724

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Provision for income taxes:
Current:
Ireland	$6,508	$(3,841)	$4,522
United States	6,674	9,492	(1,915)
Other	4,021	8,077	712
Total current tax	17,203	13,728	3,319

Deferred expense/(benefit):
Ireland	569	(703)	788
United States	2,549	(1,672)	1,322
Other	(354)	(978)	224
Total deferred tax expense/(benefit)	2,764	(3,353)	2,334

Provision for income taxes	19,967	10,375	5,653

Impact on shareholders equity of the tax consequence of :
Stock compensation expense	(4,060)	(487)	(2,345)
Currency impact of long term funding	(634)	1,142	198

Total	$15,273	$11,030	$3,506

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2008:12.5%; 2007: 12.5%)	$12,285	$13,084	$11,590
Foreign and other income taxed at higher/(reduced) rates	5,249	9,319	(4,765)
Research & Development Tax Incentives	-	(15,872)	(1,927)
Movement in valuation allowance	1,494	4,027	822
Prior year over provision in respect of foreign taxes	(88)	(329)	(285)
Effects of permanent items	520	65	97
Other	507	81	121
	$19,967	$10,375	$5,653

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$5,764	$6,100	$6,645
Goodwill and related assets	5,112	6,301	8,055
Other intangible assets	1,219	1,312	223
Accruals	546	12	149
Other	1,008	750	835
Total deferred tax liabilities recognized	13,649	14,475	15,907

Deferred tax assets:
Net operating loss carry forwards	9,690	12,826	16,580
Property, plant and equipment	260	1,090	882
Accrued expenses and payments on account	6,746	9,313	6,607
Stock options	2,426	3,547	3,522
Deferred compensation expense	737	947	1,349
Other	21	239	90
Total deferred tax assets	19,880	27,962	29,030
Valuation allowance for deferred tax assets	(5,903)	(10,411)	(12,290)
Deferred tax assets recognized	$13,977	$17,551	$16,740
Net deferred tax asset	$328	$3,076	$833
$10.0 million (2009:$6.9 million) of the deferred tax asset of $16.7 million (2009:$17.6 million) above is non-current.  $13.9 million (2009:$12.7 million) of the deferred tax liability of $15.9 million (2009:$ 14.5 million) is non-current.

At December 31, 2010 non-U.S subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $43.3 million (2009: $34.8 million).

At December 31, 2010 ICON Central Laboratories Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately $10.2 million and $11.4 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2011 and 2030.  Of the $10.2 million U.S. Federal and $11.4 million State net operating losses, approximately $9.1 million and $10.2 million are currently available for offset against future U.S. Federal and State taxable income respectively. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss (“NOL”) carry forwards of $1.1 million and $1.2 million, respectively is limited to $113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2011- 2013	$339	$339
2014- 2018	-	-
2019- 2030	9,908	11,028
	$10,247	$11,367

In addition, ICON Central Laboratories Inc has alternative minimum tax credit carry forwards of approximately $0.2 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  It also has general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

At December 31, 2010 ICON Clinical Research Inc. and its U.S. subsidiaries had combined U.S. State net operating loss carry forwards of approximately $5.2 million and $13.9 million respectively. These net operating losses are available for offset against future, or in some cases prior, taxable income in the relevant state and generally expire between 2019 and 2030.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2011- 2013	$-	$-
2014- 2018	-	-
2019- 2030	5,204	13,869
	$5,204	$13,869

ICON Clinical Research, Inc. has tax credit carry forwards of approximately U.S. $0.3 million that are available to reduce future income taxes, if any.  Of these, $0.1 million begin to expire in 2012 and are subject to an annual limitation that will prevent full utilization before expiration. The remaining $0.2 million is composed of alternative minimum tax credits and general business tax credits that are available to offset future regular income taxes over an indefinite period and 20 years, respectively.

The valuation allowance at December 31, 2010 was approximately $12.3 million.  The valuation allowance for deferred tax assets as of December 31, 2009 and December 31, 2008 was $10.4 million and $5.9 million respectively. The net change in the total valuation allowance was an increase of $1.9 million during 2010 and an increase of $4.5 million during 2009.

The valuation allowances at December 31, 2010 and December 31, 2009 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2010 and prior years as the Company considers these earnings to be indefinitely reinvested.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2008	2009	2010
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$12,878	$13,643	$15,855

Increase related to prior year tax positions	-	373	189
Decrease related to prior year tax positions	(1,343)	-	(3,861)
Increase related to current year tax positions	2,760	2,512	-
Settlements	(529)	(75)	(289)
Lapse of statute of limitations	(123)	(598)	(3,328)
Gross amount of unrecognized tax benefits at end of year	$13,643	$15,855	$8,566

The Company does not anticipate that the amount of unrecognized tax benefits at December 31, 2010 will significantly change in the coming year.

Included in the balance of total unrecognized tax benefits at December 31, 2010 there were net potential benefits of $8.1 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2009 and December 31, 2008 included net potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $15.4 million and $8.8 million respectively.

Interest and penalties recognized as an expense during the year ended December 31, 2010 amounted to $1.8 million (2009: $1.2 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2010 and December 31, 2009 were $1.7 million and $3.5 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in our major jurisdictions.  In the United States tax periods open to audit include the years ended December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.  In Ireland tax periods open to audit include the years ended December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.  During such audits, local tax authorities may challenge the positions taken by us.

13. One-time net charges

One-time net charges recognized during the year ended December 31, 2010 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010
	(in thousands)
Restructuring charge	-	$13,301	-
Research and development incentives	-	(4,493)	-
Net charge	-	$8,808	-

Restructuring Charge

In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the three months ended June 30, 2009 to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates.  A restructuring charge of $13.3 million was recognized during the three months ended June 30, 2009 comprising $8.4 million in respect of office consolidations and $4.9 million is respect of workforce reductions.

Details of restructuring provisions recognized are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$4,886	$8,548	$13,434
Amounts released	-	(133)	(133)
Net provision recognised	4,886	8,415	13,301

Cash payments	(4,886)	(6,188)	(11,074)
Property, plant and equipment write-off	-	(1,912)	(1,912)
Closing provision (note 7)	$-	$315	$315

Research and Development Tax Incentives

During the year ended December 31, 2009 the Company received research and development incentives in certain jurisdictions in which it operates.  Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate. Income of $4.5 million was recognized during the year ended December 31, 2009 in respect of these incentives.

14. Significant Concentrations

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2010 comprises:

	December 31,	December 31,
	2009	2010
	(in thousands)
Opening provision	$7,474	$5,210
Amounts used during the year	(166)	(2,192)
Amounts (released)/provided during the year	(2,098)	266
Closing provision	$5,210	$3,284

15. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 12 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $45.6 million, $45.2 million and $46.0 million in rental expense for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2011	$39,405
2012	34,302
2013	30,191
2014	25,327
2015	18,986
Thereafter	35,939

Total	$184,150

The Company has a number of capital leases, primarily over furniture and equipment, which expire during 2011. Future commitments are as follows:

Lease payments
(in thousands)
2011	$160
2012	-
2013	-
2014	-
2015	-
Thereafter	-
Less future finance charges	(2)
Total	$158

16. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China. During 2009 management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements. In addition, the central laboratory division did not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Accordingly, in 2009 the Company consolidated and reclassified the results of the former central laboratory segment into the clinical research segment for the years ended December 31, 2009 and December 31, 2008.

During the year ended December 31, 2010 the Company incurred losses in its central laboratory business, which in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information requires it to be reported as a separate segment.  Accordingly the Company has disclosed two reportable segments for the year ended December 31, 2010.  The Company has reclassified the results of the central laboratory segment from the clinical research segment for the year ended December 31, 2008 and December 31, 2009.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa. Segment information as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$158,958	$151,618	$128,790
Rest of Europe	254,706	251,104	292,567
U.S.	379,140	408,561	381,196
Other	72,444	76,329	97,491
Total	$865,248	$887,612	$900,044

b) The distribution of net revenue by business segment was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$71,115	$70,656	$63,813
Clinical research	794,133	816,956	836,231
Total	$865,248	$887,612	$900,044

c) The distribution of income from operations by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$67,264	$54,083	$36,636
Rest of Europe	7,960	23,945	24,212
U.S.	20,547	24,991	25,017
Other	3,733	4,433	6,230
Total	$99,504	$107,452	$92,095

d) The distribution of income from operations by business segment was as follows:
	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$5,564	$5,029	$(12,759)
Clinical research	93,940	102,423	104,854
Total	$99,504	$107,452	$92,095

e) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2009	2010
	(in thousands)
Ireland	$107,049	$109,919
Rest of Europe	16,673	16,675
U.S.	45,194	33,855
Other	10,073	10,412
Total	$178,989	$170,861

f) The distribution of property, plant and equipment, net, by business segment was as follows:
	December 31,	December 31,
	2009	2010
	(in thousands)
Central laboratory	$20,525	$21,106
Clinical research	158,464	149,755
Total	$178,989	$170,861

g) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$8,684	$9,459	$11,840
Rest of Europe	6,162	5,960	5,543
U.S.	10,393	13,945	12,422
Other	2,489	3,295	4,068
Total	$27,728	$32,659	$33,873

h) The distribution of depreciation and amortization by business segment was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$2,247	$3,724	$4,888
Clinical research	25,481	28,935	28,985
Total	$27,728	$32,659	$33,873

i) The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2009	2010
	(in thousands)
Ireland	$319,528	$418,098
Rest of Europe	184,630	173,668
U.S.	375,682	329,971
Other	28,558	27,801
Total	$908,398	$949,538

j) The distribution of total assets by business segment was as follows:

	December 31,	December 31,
	2009	2010
	(in thousands)
Central laboratory	$61,809	$60,004
Clinical research	846,589	889,534
Total	$908,398	$949,538

k) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$34,429	$11,988	$16,095
Rest of Europe	10,736	3,444	5,869
U.S.	21,774	14,730	5,852
Other	5,185	4,652	3,777
Total	$72,124	$34,814	$31,593

l) The distribution of capital expenditures by business segment was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$8,607	$10,774	$3,991
Clinical research	63,517	24,040	27,602
Total	$72,124	$34,814	$31,593

m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December	December	December
	2008	2009	2010

Client A	*	*	*

●	Net revenue did not exceed 10%.

n) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$221	$175	$1,277
Rest of Europe	1,637	422	406
U.S.	988	135	22
Other	35	20	56
Total	$2,881	$752	$1,761

o) The distribution of interest income by business segment was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$108	$18	$20
Clinical research	2,773	734	1,741
Total	$2,881	$752	$1,761

p) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Ireland	$7,078	$(4,544)	$5,310
Rest of Europe	1,722	4,202	(1,606)
U.S.	9,224	7,820	(593)
Other	1,943	2,897	2,542
Total	$19,967	$10,375	$5,653

q) The distribution of the tax charge by business segment was as follows:

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Central laboratory	$(397)	$610	$(2,858)
Clinical research	20,364	9,765	8,511
Total	$19,967	$10,375	$5,653

17. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2008	2009	2010
	(in thousands)
Cash paid for interest	$4,963	$3,642	$833
Cash paid for income taxes	$19,543	$12,977	$14,634

18. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2009	2010
	(in thousands)
Currency translation adjustments	$28,657	$18,956
Currency impact on long term funding	(19,031)	(20,111)
Tax on currency impact on long term funding	1,444	1,246
Actuarial gain on defined benefit pension plan	1,514	305
Total	$12,584	$396

19. Impact of New Accounting Pronouncements

In December 2010 the FASB issued ASU No. 2010-29 Business Combinations (Topic 805): Disclosure of supplementary pro-forma information for Business Combinations, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-29 requires that the pro forma information be presented as if the business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current reporting period and the prior reporting period pro-forma financial information. The ASU also requires that this disclosure be accompanied by a narrative description of the amount and nature of material nonrecurring pro forma adjustments.  The amendments in the ASU are effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-09 to have a material impact on the financial statements.

In December 2010 the FASB issued ASU No. 2010-28 Intangibles – Goodwill and Other (Topic 350): When to perform Step 2 of the Goodwill Impairment test for reporting units with zero or negative carrying amounts, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  ASU 2010-28 is effective for fiscal years beginning after December 15, 2010.  The Company does not expect the adoption of ASU 2010-28 to have a material impact on the financial statements.

In April 2010 the FASB issued ASU No. 2010-13 Compensation-Stock Compensation (Topic 718): Effect of denominating exercise price of a share-based payment award in the currency of the market in which the underlying equity security trades, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-13 amends FASB ASC Topic 718, Compensation-Stock Compensation , to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify an award with such a feature as a liability if it otherwise qualifies as equity. The amendments should be applied by recording a cumulative effect adjustment to the opening balance of retained earnings.  The amendments in the ASU are effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2010-13 to have a material impact on the financial statements.

In January 2010 the FASB issued ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving disclosures about Fair Value Measurements, a consensus of the FASB Emerging Issues Task Force (“EITF”).  ASU 2010-06 amends FASB ASC Topic 820 to require new disclosures and to clarify certain existing disclosures relating to fair value measurements.  The new disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for fiscal years beginning after December 15, 2010.

In October 2009, the FASB issued ASU No. 2009-13 Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force, which amends the revenue recognition guidance for arrangements with multiple deliverables. The amendments to FASB ASC 605-25 allow vendors to account for products and services separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of ASU 2009-13 to have a material impact on the financial statements.

20. Related Parties

Year ended December 31, 2010

On December 31, 2009 Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($348,968) per annum.  The consultancy agreement provides that the Company will provide during the term of the agreement permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Year ended December 31, 2009

Mr Edward Roberts, who resigned as a Director of the Company in April 2010, previously served as Chairman of Merz GmbH.  Merz is an independent German pharmaceutical company focused on the development of drugs for the treatment of illnesses in the fields of neurology and psychiatry.   ICON Clinical Research Limited, a wholly owned subsidiary of the Company, has entered into a number of contracts with Merz for the provision of consulting and clinical trial related activities. The total potential value of these contracts is $43.5 million. During the year ended December 31, 2009 the Company recognized a total of $9.8 million of revenue in relation to these activities. At December 31, 2009 $1.2 million was outstanding to be received from Merz GmbH.

Dr. Bruce Given previously served as Acting Chief Medical Officer of Sembiosys Genetics Inc. (“Sembiosys”).  Sembiosys is a plant biotechnology company specializing in the production of high-value pharmaceutical and non-pharmaceutical products.  During the year ending December 31, 2008 Sembiosys engaged ICON Development Solutions, a wholly owned subsidiary of ICON, in consulting and clinical trial related activities. The total potential value of this study was $0.8 million.  During the year ending December 31, 2009 ICON recognized a total of $0.3 million of revenue in relation to these activities.  There were no amounts outstanding as at December 31, 2009.

21. Subsequent Events

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, for an initial cash consideration of £17.8 million ($28.4 million).  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  The Company holds an option to acquire the remaining 20% of the common stock of Oxford Outcomes Limited during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.1 million).  Further consideration of up to £8.0 million ($12.8 million), including £1.5 million ($2.4 million) relating to the remaining 20% of the common stock of Oxford Outcomes, may become payable during the period to March 31, 2012 if certain performance milestones are achieved.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Ciaran Murray
Date March 22, 2011	Ciaran Murray
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number		Title

3.1		Description of the Memorandum and Articles of Association of the Company.

10.1	(d)
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

10.5		Amendment Number 4 to the Amended Office Space Lease, dated April 20, 2010 between Beacon Bioscience, Inc. and Stone Manor Partners, L.P.

12.1	*	Section 302 certifications.

12.2	*	Section 906 certifications.

21.1		List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1		Consent of KPMG, Independent Registered Public Accounting Firm

101.1		Interactive Data Files (XBRL - Related Documents)

*    Filed herewith