Form 20-F
period 2011-12-31
ICON PLC  /ADR/
filed 2012-03-02
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________

FORM 20-F

(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2011
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

Brendan Brennan, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brendan@iconplc.com
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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,135,603 Ordinary Shares.
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

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in the Company’s Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 to 11. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

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

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$1,296,509	$1,263,147	$1,258,227	$1,209,451	$867,473
Reimbursable expenses (1)	(350,780)	(363,103)	(370,615)	(344,203)	(236,751)
Net revenue	945,729	900,044	887,612	865,248	630,722
Costs and expenses:
Direct costs	611,923	541,388	507,783	489,238	354,479
Selling, general and administrative	255,864	232,688	230,910	248,778	187,993
Depreciation and amortization	38,682	33,873	32,659	27,728	19,008
Non-recurring charges, net (2), (3)	9,817	-	8,808	-	-
Total costs and expenses	916,286	807,949	780,160	765,744	561,480
Income from operations	29,443	92,095	107,452	99,504	69,242
Net interest (expense) / income	(448)	629	(2,778)	(1,224)	2,738
Income before provision for income taxes	28,995	92,724	104,674	98,280	71,980
Provision for income taxes	(6,115)	(5,653)	(10,375)	(19,967)	(15,830)
Non-controlling interest	-	-	-	(193)	(187)
Net income	$22,880	$87,071	$94,299	$78,120	$55,963

Net income per
ordinary share (4):
Basic	$0.38	$1.46	$1.61	$1.34	$0.97
Diluted	$0.37	$1.44	$1.57	$1.30	$0.94

Weighted average number
of ordinary shares outstanding:
Basic	60,379,338	59,718,934	58,636,878	58,245,240	57,410,544
Diluted	61,070,686	60,637,103	59,900,504	60,221,587	59,495,928

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$119,237	$255,706	$144,801	$58,378	$76,881
Short term investments	54,940	-	49,227	42,726	41,752
Working capital	253,514	330,333	235,906	185,957	193,271
Total assets	1,035,467	949,538	908,398	867,285	693,138
Total debt	-	-	-	105,379	94,829
Long term government grants	1,351	1,470	1,750	1,386	1,179
Long term liabilities	20,038	4,659	2,844	1,880	1,443
Ordinary share capital	5,055	5,063	4,965	4,921	4,843
Additional paid-in capital	211,549	196,960	174,188	162,057	143,639
Shareholders’ equity	$681,544	$669,999	$572,246	$456,366	$388,400

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
Non-recurring charges, net of $9.8 million were recorded during the year ended December 31, 2011. During 2011 the Company conducted a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities. This review resulted in the adoption of an initial restructuring plan, which included the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates. A further restructuring plan was also adopted during 2011 which resulted in the relocation of the Company’s facility in Maryland, USA and further resource rationalizations. See Note 14 to the Audited Consolidated Financial Statements.

(3)
Non-recurring charges, net of $8.8 million were recorded during the year ended December 31, 2009. During 2009 the Company conducted a review of its infrastructure to better align its resources with the needs of its clients. This realignment resulted in resource rationalization in certain more mature markets in which the Company operates and the recognition of a restructuring charge of $13.3 million. This was partially offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates. See Note 14 to the Audited Consolidated Financial Statements.

(4)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

Risk Factors

Risk Related to Our Business and Operations

We depend on a limited number of clients and a loss of or significant decrease in business from them or one or more of them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2011, December 31, 2010 and December 31, 2009 37%, 33% and 27% respectively of our net revenues were derived from our top five clients.  During the year ended December 31, 2011 13% of our net revenues were derived from one client, with no other client contributing more than 10% of net revenues during this period. During the years ended December 31, 2010 and December 31, 2009 no one client contributed more than 10% of net revenues. The loss of, or a significant decrease in business from one or more of these key clients could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognize and negotiate change orders for changes in the resources required or the scope of the work to be performed the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;

●	unexpected or undesired clinical results of the product;

●	a decision that a particular study is no longer necessary or viable;

●	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or

●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue and expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although we have not had any significant difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number and calibre of clinical research professionals at an acceptable cost.

Our ability to perform clinical trials is dependant upon our ability to recruit suitable willing investigators and patients.

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

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired company or business, the acquisition could lead to disruptions to our business. The success of an acquisition will depend upon, among other things, our ability to:

●	assimilate the operations and services or products of the acquired company or business;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimize the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some or all of the assets of the acquired company or business.

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. A disruption to the air travel system or other travel systems could materially impact our operations. While we have developed contingency plans to minimize the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our activities and results of operations.

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

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services. In addition, if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. This has generally been positive for CRO’s as it has resulted in increased outsourcing by these companies.  However, in an effort to drive further efficiencies in their development processes, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  While we believe this trend will benefit large CRO’s with global capabilities and expertise such as ICON, and may also lead to increased outsourcing spend, the failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Risk Related to Our Financial Results and Financial Position

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

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. This risk is partially mitigated by clauses in certain of our contracts which allow for price renegotiation with clients if changes in the relative value of those currencies exceed predetermined tolerances.

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

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our revenue, earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution.  While we believe that adequate provisions for income taxes have been made in our financial statements, the resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Our backlog may not convert to net revenue and the rate of conversion may slow.

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

Significant changes from our estimates of contingent consideration payable on acquisitions could have a serious adverse impact on our results of operations.

We have made a number of acquisitions in the past and will continue to review new acquisition opportunities.  The cost of many of these acquisitions includes a portion which is contingent upon certain future events, such as the achievement of a particular revenue or earnings target.   Where an acquisition agreement provides for such additional consideration, the amount of the estimated additional consideration is recognised at the acquisition date fair value.  Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated statement of operations or other comprehensive income depending on whether the asset or liability is considered a financial instrument.  Significant estimates and judgements are required in estimating the acquisition date fair value of the additional consideration. Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable which could have a serious impact on our results of operations.

The Company is exposed to various risks in relation to our cash and cash equivalents and short term investments.

The Company’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A+” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principal sovereign risk relates to investments in U.S. Treasury funds), and other factors.

We manage risks in relation to these balances through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Company’s Board of Directors.

Although we have not recognized any significant losses to date on our cash and cash equivalents or short term investments, any significant declines in their market values could have a material adverse affect on our financial position and operating results.

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

●	termination of any research;

●	disqualification of data;

●	denial of the right to conduct business;

●	criminal penalties;

●	other enforcement actions;

●	loss of clients and/or business; and

●	litigation from clients and resulting material penalties, damages and costs.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Client Claims
If we breach the terms of an agreement with a client, this could result in claims against us for substantial damages which could have a material adverse effect on our business.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions against the investigators with whom we contract.

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls.

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

Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws there is a risk that some provisions may inadvertently be breached, for example through negligent behavior of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Item 4.  Information on the Company.

Business

ICON public limited company (“ICON”) are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2011, we had 8,470 employees, in 81 locations in 40 countries. During the year ended December 31, 2011, we derived approximately 41.7%, 46.2 % and 12.1% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions, to enhance our capabilities and expertise in certain areas of the clinical development process.

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting, for an initial cash consideration of $40.0 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since the company’s inception in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas.

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

On July 14, 2011 we acquired Firecrest Clinical, a market leading provider of technology solutions that boost investigator site performance and study management. Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites.

On January 14, 2011 we acquired Oxford Outcomes, a leading international health outcomes consultancy business. Headquartered in Oxford, UK, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

The CRO industry provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and to cost-effectively maximize the profit potential of both patent-protected and generic products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analysis, post marketing surveillance, regulatory affairs services and central laboratory services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients, the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical, biotechnology and medical device companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many also seeking to form strategic partnerships with global CRO’s in an effort to drive incremental development efficiencies.  We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2010 was approximately $25.0 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Innovation driving new Drug Development activity.
New technologies together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have greatly increased the number of new drug candidates being investigated in early development and greatly broadened the number of biological mechanisms being targeted by such candidates. This should lead to significant increased activity in both Preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery.

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

Cost Containment Pressures.
Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger drug companies in particular are actively entering strategic partnerships with a limited number of CRO’s in an effort to drive increased efficiencies.  The CRO industry and in particular large CRO’s with global capabilities are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

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

A Focus on Long–term Product Safety
In the wake of a number of high profile recalls of previously approved drugs, regulatory authorities, such as the FDA and the European Medicines Agency, are increasingly demanding that sponsors make arrangements to track the long-term safety of their products.  The clinical trial approval process can only detect major and common adverse side effects of drugs; less common but no less serious effects may only become apparent after many years of use.  As a result, there is an increase in the number of drugs given “conditional approvals” where further ‘post-approval’ studies are being mandated.  In addition, prudent sponsors undertake similar studies to detect early warning signs of any potential problems with their products.  Such studies may take the form of prospective long-term safety studies, simpler observational studies or registries where patients meeting specific criteria for disease or drug use are followed for long periods to detect any safety issues.  CROs are well positioned to perform these studies on behalf of sponsors.  Furthermore, a variety of healthcare databases containing medical and prescribing records can be “data mined” to collect patient data from very large populations in support of on-going safety and efficacy assessments.  Again, this sort of data management and biostatistical activity is well performed by CROs.

Increasing Regulatory Demands.
We believe that regulatory agencies are becoming more demanding with regard to the data required to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials and the size of regulatory submissions are driving the demand for services provided by CROs.

The ICON Strategy

The Company’s vision is to be the global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

The Company has achieved exceptional growth since its foundation in 1990. The impact of the International Conference on Harmonisation, the resulting globalization of clinical research and the acceleration in the understanding of human and molecular biology which has led to many new treatment paths being explored have been key drivers of this growth.

Despite the increase in development activity in recent years the number of compounds reaching market has declined.  This, together with health budget constraints and the current economic and financial environment, are placing increased pressure on revenues and profitability of development companies. This however has been generally positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market.

One consequence of the drive to accelerate time to market will be increased emphasis on early stage development, as companies seek to filter compounds earlier in the development process, thereby lowering attrition rates and development expenditure. Regulatory pressures too will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new compounds, through outcomes and comparative effectiveness research, will most likely be required in order to secure reimbursement. Furthermore, we believe advances in molecular biology will drive further growth in innovation in the long term which in turn should create further growth opportunities for both development companies and their outsource providers.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger customers in particular are seeking to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with which they engage and to reduce inefficiencies in their current drug development models.  As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis.  Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical and operational data with clients will therefore become increasingly important for CROs.

The Company will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

Our core strategies to achieve these objectives will be as follows:

Build Scale

Building scale within the organization will be central to achieving our objectives and will be achieved through developing strategic relationships with clients, growing positions in existing and selected new markets, broadening our service offerings and targeted strategic acquisitions as required.

Strategic client relationships will manifest themselves in many different forms.  Many of these relationships will require new forms of collaboration across ICON divisions and departments and will therefore require increased flexibility to offer services on both a standalone basis and as part of a fully integrated service model.  To support this objective we are developing programs to incorporate expanded relationship management, closer data integration across our service lines and enhanced project management capabilities.

We will also continue to build our positions in emerging markets and have expanded our presence in regions such as Asia Pacific, in particular in China and Japan, as is evident from our recent acquisition of BeijingWits Medical Limited, a leading Chinese CRO. Additionally we are taking steps to address new and emerging markets such as the market for biosimilars and government sponsored research programs.

Competitiveness

We will seek to gain competitive advantage by offering core operational efficiencies to our clients. No single solution exists to drive differentiation in this area; rather we will continue to focus our efforts on driving better project execution; developing processes and systems which can better integrate services. We continually seek to enhance our operating processes and delivery models to ensure we can offer our clients best in class study execution compared to in-house and external alternatives. One core element of this effort is our focus on reducing patient recruitment times through enhanced site and investigator selection based on key performance metrics. We are also working with investigator sites to optimise study conduct and enhance data quality. Our recent acquisition of Firecrest Clinical will support our efforts in this area.

Leadership

Underpinning all our strategies are our people.  The need to grow and retain talent within the organisation is fundamental in enabling us to be the global CRO partner of choice.  The Company’s talent review and succession planning processes are core strategies in the achievement of this objective.

Informatics

Developing best in class information to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving our objectives.  Our new proprietary ICONIK platform, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development will be a key tool in this regard  Firecrest’s comprehensive site performance management system, a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms amongst others, to be rolled out quickly and simultaneously to investigative site will also be a key tool in this regard and will allow site behavior to be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are met (see information systems on page 19 for further information).

Enhance Expertise and Intellectual Capital

Increased scientific knowledge and expertise will be important as clients will increasingly look to their partners for advice and guidance on how to identify promising drug candidates earlier in the development process and eliminate others. Having the right blend of scientific and commercial leadership in this area will be of key importance. The Company has made a number of strategic acquisitions in recent years to build scale in our Phase 1 service offering and in parallel develop our scientific base in areas such as special patient populations, biomarkers and large molecule bioanalysis. We continue to build additional expertise in this and other areas (epidemiological, outcomes and regulatory), as is evident from our recent acquisition of Oxford Outcomes, and may make further acquisitions to accelerate growth in this field.

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

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form ("CRF") Preparation
o	Patient Safety Monitoring
o	Clinical Data Management
o	IVR (Interactive Voice Response)
o	Electronic Patient Reported Outcomes
o	Medical Reporting
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Marker Access and commercialization services
o	Strategic Analysis and Data Operations
o	Clinical Pharmacology
o	Bioanalysis
o	Immunoassay development
o	Pharmacokinetic and Pharmacodynamic analysis
o	Study Protocol Preparation
o	Regulatory Consulting
o	Product Development Planning
o	Strategic Consulting
o	Medical Imaging
o	Contract Staffing
o	Electronic Endpoint Adjudication

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

Sales and Marketing

Our global sales and marketing strategy is to focus our business development efforts on pharmaceutical, biotechnology and medical device companies whose development projects are advancing. By developing and maintaining strategic relationships with our clients, we gain repeat business, can leverage a full service portfolio and achieve lateral penetration into other therapeutic indications and adjacent service lines where applicable. Simultaneously, we are actively establishing new client relationships.

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

Information Systems

Our information technology strategy is built around ICONIK, a web-based information platform that enables the management, reporting, analysis and visualisation of all data relating to drug development. ICONIK collects, manages and standardises study data from multiple sources, including EDC, patient diaries, central laboratories and imaging, to provide a single view of study information. Based upon ICONIK’s in-built visualisation and audit trail capabilities, sponsors can be assured of the transparency and integrity of all the data within the drug development processes. In addition to managing clinical data, ICONIK collects operational data, such as project management, CTMS and metric information to drive trial efficiency and transparency. Investigator data, such as payments, site details and performance, can also be incorporated.  Recognizing that each client has its own requirements and systems, we seek to ensure an entirely flexible approach to client needs. ICONIK can be accessed via a portal that allows clients access to study related information via a secure web based environment.

Our underlying core technology platforms are built on industry leading, best in class enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access to study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, EMC, SAS, Phase Forward and Medidata. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits. All critical business systems are formally delivered following a structured project management and systems delivery lifecycle approach. Critical clinical information systems, which manage clinical data, are validated in accordance with FDA regulations (21 CFR Part 11) and those of other equivalent regulatory bodies throughout the world.

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trial management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including Electronic Data Capture (EDC) and Clinical Data Warehouse solutions from leading industry vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies. In our clinical trials management area Firecrest Clinical provides a comprehensive site performance management system that improves compliance, consistency and execution of activities at investigative sites. The web-based solution enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to sites. Site behaviour can then be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are maintained. As well as meeting day to day operational requirements, these systems are feeder systems into the ICONIK platform.

We have also developed an interactive voice response system (IVR) to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a WAP enabled device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

The majority of the Company’s global finance operations utilize Oracle’s eBusiness suite to serve the organization’s financial and project accounting requirements, while Oracle Peoplesoft and Success Factors are used to fulfill our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK, iDoc our global SOP Document Management system and our Web-based training delivery solution, iLearn.

Our IT systems are operated from two centralized hubs in Dublin, Ireland and Philadelphia, Pennsylvania. Other offices are linked to these hubs through a resilient network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows us to collaborate using tools like Sharepoint and eRooms and to communicate easily using Microsoft Lync for desktop video conferencing. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

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

Contract terms may range from several weeks to several years depending on the nature of the work to be performed. In most cases, a small portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment or delivery of the database. During the course of the study, the Company will generally incur reimbursable expenses.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment.

Clients

Our clients included all of the top 20 pharmaceutical companies as ranked by 2010 global revenues. During the year ended December 31, 2011 revenue was earned from over 670 clients.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended December 31, 2011, December 31, 2010 and December 31, 2009, 37%, 33% and 27% respectively of our net revenues were derived from our top five clients. During the year ended December 31, 2011 one client contributed 13% of revenue. No one client contributed more than 10% of net revenues during the years ended December 31, 2010 and December 31, 2009.  We believe that the importance of certain clients reflects our success in penetrating our client base. The loss of, or a significant decrease in business from one or more of these key clients could result in a material adverse effect.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2011 we had a backlog of approximately $2.3 billion, compared with approximately $1.9 billion at December 31, 2010.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis including the ability to recruit suitable investigators and patients, the ability to manage large and complex medical databases, the ability to provide additional drug development consulting services, the ability to integrate and make available clinical and operational data  to improve the efficiency of contract research, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc. and Quintiles Transnational Corporation. Globalization is driving market share to global CROs while the trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients, skilled employees and acquisition candidates.

Potential Liability and Insurance

We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. Such testing creates a risk of liability for personal injury to or death of the patients resulting from adverse reactions to the drugs administered. In addition, although we do not believe that we should be legally accountable for the medical care rendered by third party investigators, it is possible that we could be subject to claims and expenses arising from any professional malpractice of the investigators with whom we contract. We also could be liable for errors and/or omissions in connection with the services we perform and this could result in us being liable to make large payments to sponsor(s) and/or other parties.

From time to time, we are asked to act as the legal representative of a client in certain jurisdictions. As we believe that acting as legal representative of clients might expose us to a higher risk of liability, there is an entity within the ICON Group designated to provide this service in relevant jurisdictions subject to certain preconditions being met.  The preconditions relate to obtaining protections such as specific insurance and indemnities from the client to cover the nature of the exposure.

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

We further attempt to reduce our risks through seeking contractual indemnification provisions with clients and through insurance maintained by clients, investigators and us. However, the contractual indemnifications from our clients generally do not protect us in certain circumstances or against our own actions such as our negligence or poor performance. The terms and scope of such indemnification vary from client to client and from trial to trial, and the financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnity may not be sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. In addition, we also indemnify our clients where our performance does not reach the required contractual standard, such as our negligence or poor performance.  We maintain worldwide professional liability insurance and while we believe that our insurance coverage is adequate there can be no assurance that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the policy will respond and provide cover when we want it to. We could be materially adversely affected if we were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or if our insurance cover does not cover the relevant circumstances or in the event that an indemnifying party does not fulfill its indemnification obligations.

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

Regulatory authorities, including the Food and Drug Administration (“FDA”), have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

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

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Name	Country of incorporation	Group ownership*

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Inc.	USA	100%

ICON Clinical Research (UK) Limited	United Kingdom	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research SARL	France	100%

ICON Clinical Research Israel Limited	Israel	100%

ICON Clinical Research Espana S.L.	Spain	100%

ICON Clinical Research Kft	Hungary	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Clinical Research S.R.O.	Czech Republic	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

ICON Clinical Research Pty Limited	Australia	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Pte. Limited	Singapore	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research Peru SA	Peru	100%

ICON Clinical Research Sucursal Colombia	Colombia	100%

Name	Country of incorporation	Group ownership*

ICON Development Solutions Limited	United Kingdom	100%

ICON Contracting Solutions, Inc.	USA	100%

DOCS International BV	Netherlands	100%

ICON Development Solutions Inc.	USA	100%

ICON Central Laboratories Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

Healthcare Discoveries Inc	USA	100%

Prevalere Life Sciences Inc	USA	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research (Beijing) Co., Limited	China	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research Croatia d.o.o.	Croatia	100%

ICON Clinical Research Croatia d.o.o.	Serbia	100%

Timaq Medical Imaging AG	Switzerland	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

ICON Contracting Solutions Limited	Republic of Ireland	100%

DOCS Insourcing BV	Netherlands	100%

DOCS International France SAS	France	100%

DOCS International Germany GMBH	Germany	100%

DOCS International UK Limited	United Kingdom	100%

DOCS International Poland sp.zoo	Poland	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Sweden AB	Sweden	100%

DOCS International Finland OY	Finland	100%

DOCS International Switzerland GMBH	Switzerland	100%

DOCS International Belgium N.V	Belgium	100%

DOCS Italia	Italy	100%

Oxford Outcomes Limited	United Kingdom	100%

Name	Country of incorporation	Group ownership*

Oxford Outcomes Inc.	USA	100%

Oxford Outcomes (Canada) Limited	Canada	100%

Firecrest Clinical Limited	Republic of Ireland	100%

ICON Clinical Research (Poland) spzoo	Poland	100%

BeijingWits Medical Consulting Co., Limited	China	100%

PriceSpective LLC	USA	100%

PriceSpective Limited	United Kingdom	100%

* All shareholdings comprise ordinary shares.

Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters.   We lease all other properties under operating leases.

We maintain three offices in New York and Philadelphia, two offices in each of the following US locations: Chicago, Raleigh, San Diego and San Antonio, and one office in each of the following U.S. locations: Baltimore, Bethesda, Boston, Houston, Los Angeles, Morristown, Nashville, Omaha, San Francisco and Wilmington.

Our European operations maintain two offices in Amsterdam, Frankfurt, Milan and Stockholm and one office in each of the following locations: Barcelona, Berlin, Brussels, Bucharest, Budapest, Copenhagen, Helsinki, Kiev, Limerick, London, Madrid, Manchester, Marlow, Moscow, Munich, Novosibirsk, Oxford, Paris, Prague, Riga, Southampton, Tel Aviv, Vilnius, Warsaw, and Zurich.

We also maintain two offices in Bangalore and Singapore and one office in each of the following locations: Auckland,  Bangkok, Beijing, Bogota, Buenos Aires, Chengdu, Chennai, Guangzhou, Gurgaon, Hong Kong,  Johannesburg, Manila, Toronto, Trivandrum, Lima, Mexico City, Montreal,  Osaka, Santiago, Sao Paolo, Seoul, Shanghai, Sydney, Taipei, Tianjin, Tokyo, Vancouver and Wuhan.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2011, we had 8,470 employees, in 81 locations in 40 countries. During the year ended December 31, 2011, we derived approximately 41.7%, 46.2 % and 12.1% of our net revenue in the United States, Europe and Rest of World, respectively.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2011 we had a backlog of approximately $2.3 billion, compared with approximately $1.9 billion at December 31, 2010.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses comprise compensation, related fringe benefits and share based compensation expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

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

	Year Ended December 31,
	2011	2010	2011	2010
	Percentage of Net Revenue		Percentage Increase/(Decrease)

Net revenue	100%	100%	5.1%	1.4%

Costs and expenses:

Direct costs	64.7%	60.1%	13.0%	6.6%

Selling, general and administrative	27.1%	25.9%	10.0%	0.8%

Depreciation and amortization	4.1%	3.8%	14.2%	3.7%

Non-recurring charges, net	1.0%	-	N/A	N/A

Income from operations	3.1%	10.2%	(68.0%)	(14.3%)

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenue for the year increased by $45.7 million, or 5.1%, from $900.0 million for the year ended December 31, 2010 to $945.7 million for the year ended December 31, 2011.  Net revenue in our clinical research segment increased by 4.5% from $836.2 million for the year ended December 31, 2010 to $874.2 million for the year ended December 31, 2011.  In our central laboratory business net revenue increased by 12.1% from $63.8 million for the year ended December 31, 2010 to $71.5 million for the year ended December 31, 2011. Revenue on the acquisition of Oxford Outcomes Limited and Firecrest Clinical Limited amounted to $29.7 million for the year ended December 31, 2011. For the year ended December 31, 2011 we derived approximately 41.7%, 46.2% and 12.1% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs for the year increased by $70.5 million, or 13.0%, from $541.4 million for the year ended December 31, 2010 to $611.9 million for the year ended December 31, 2011. As a percentage of net revenue, direct costs have increased from 60.1% for the year ended December 31, 2010 to 64.7% for the year ended December 31, 2011. Direct costs in our clinical research segment have increased by 13.9% or $68.6 million during the year.  As a percentage of net revenue direct costs in our clinical research segment have increased from 59.1% for the year ended December 31, 2010 to 64.4% for the year ended December 31, 2011.  The Company has entered a number of strategic partnerships with sponsors during the year and further expanded operations in certain territories. This has necessitated significant upfront investment in personnel and related infrastructure in advance of anticipated revenue flows from this business. In our central laboratory business, direct costs have increased by 4.2% or $2.0 million during the year. As a percentage of net revenue direct costs in our central laboratory business have decreased from 73.4% for the year ended December 31, 2010 to 68.2% for the year ended December 31, 2011 a result of restructuring activities undertaken in early 2011, together with ongoing cost management and improved resource utilization.

Selling, general and administrative expenses for the year increased by $23.2 million, or 10.0%, from $232.7 million for the year ended December 31, 2010 to $255.9 million for the year ended December 31, 2011. The increase in selling, general and administration expense for the period arose primarily from an increase in facilities and related costs of $13.7 million, an increase in personnel related expenditure of $8.1 million, including increases in recruitment expenditure and travel costs associated with non-project related employees, and an increase in professional services costs of $11.1 million. These increases were offset by the release of certain non-recurring tax related provisions of $6.0 million in both our clinical research and central laboratory business, arising from receipt of additional information in relation to these items, and a decrease in other general overhead costs of $2.0 million. Selling, general and administrative costs for the year ended December 31, 2011 also include the release of $1.7 million in respect of certain milestones pertaining to the Timaq acquisition which were released during the year as the Company has assessed the likelihood of these milestones being achieved as remote. In our clinical research segment, selling, general and administrative expenses increased by $29.5 million or 14.2% during the year.  This was offset by a decrease in our central laboratory business, where selling general and administrative expenses decreased by $6.3 million or 25.4%. As a percentage of net revenue, selling, general and administrative expenses, increased from 25.9% for the year ended December 31, 2010 to 27.1% for the year ended December 31, 2011.

Total share based compensation expense recognized during the years ended December 31, 2011 and December 31, 2010 amounted to $9.4 million and $7.4 million respectively.

Depreciation and amortization expense for the year increased by $4.8 million, or 14.2%, from $33.9 million for the year ended December 31, 2010 to $38.7 million for the year ended December 31, 2011, principally as a result of the amortization of acquired intangibles and our continued investment in facilities and equipment to support the Company’s growth. As a percentage of net revenue, depreciation and amortization increased from 3.8% of net revenues for the year ended December 31, 2010 to 4.1% for the year ended December 31, 2011.

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Restructuring Plan”), the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million in respect of this plan was recognized during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognized under the Q1 Restructuring Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.  During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Restructuring Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized during the three months ended September 30, 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognized under the Q3 Restructuring Plan related to the clinical research segment.

As a result of the above, income from operations for the year decreased by $62.7 million, or 68.0%, from $92.1 million for the year ended December 31, 2010 to $29.4 million for the year ended December 31, 2011. As a percentage of net revenue, income from operations decreased from 10.2% of net revenues for the year ended December 31, 2010 to 3.1% of net revenues for the year ended December 31, 2011. In our clinical research segment, income from operations for the year decreased by $73.2 million, or 69.8%, from $104.8 million for the year ended December 31, 2010 to $31.6 million for the year ended December 31, 2011. As a percentage of net revenue, income from operations decreased from 12.5% of net revenues for the year ended December 31, 2010 to 3.6% of net revenues for the year ended December 31, 2011.  In our central laboratory business, operating losses for the year decreased from a loss of $12.7 million for the year ended December 31, 2010 to a loss of $2.2 million for the year ended December 31, 2011. As a percentage of net revenue operating losses decreased from 20.0% for the year ended December 31, 2010 to 3.1% for the year ended December 31, 2011.

Excluding the impact of restructuring charges recognized, income from operations for the year decreased by $52.9 million or 57.4%, from $92.1 million for the year ended December 31, 2010 to $39.2 million for the year ended December 31, 2011. As a percentage of net revenue, income from operations decreased from 10.2% of net revenues for the year ended December 31, 2010 to 4.1% of net revenues for the year ended December 31, 2011. In our clinical research segment, income from operations for the year decreased by $64.9 million, or 61.9%, from $104.8 million for the year ended December 31, 2010 to $39.9 million for the year ended December 31, 2011. As a percentage of net revenue, income from operations decreased from 12.5% of net revenues for the year ended December 31, 2010 to 4.6% of net revenues for the year ended December 31, 2011.  In our central laboratory business, operating losses for the year decreased by $12.0 million, from a loss of $12.7 million for the year ended December 31, 2010 to a loss of $0.7 million for the year ended December 31, 2011. As a percentage of net revenue operating losses decreased from 20.0% for the year ended December 31, 2010 to 0.9% for the year ended December 31, 2011.

Interest expense for the period increased from $1.1 million for the year ended December 31, 2010 to $1.6 million for the year ended December 31, 2011. Interest expense for the year ended December 31, 2011 includes $0.8 million in respect of the unwinding of the discount of the Firecrest contingent consideration. Interest income for the period decreased from $1.8 million for the year ended December 31, 2010 to $1.2 million for the year ended December 31, 2011, as a result of lower cash balances during the year ended December 31, 2011.

Provision for income taxes increased from $5.7 million for the year ended December 31, 2010 to $6.1 million for the year ended December 31, 2011.  The Company’s effective tax rate for the year ended December 31, 2011 was 21.1% compared with 6.1% for the year ended December 31, 2010. During the year ended December 31, 2011 the Company recognized $2.9 million in unrecognized tax benefits for uncertain tax positions, arising from the expiration of the relevant statute of limitations in certain jurisdictions, thereby allowing for the recognition of these benefits. During the year ended December 31, 2010 the Company recognized $9.7 million in unrecognized tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, resulting in the recognition of these benefits. Excluding the impact of the release of uncertain tax provisions the Company would have had an effective tax rate of 31.1% for the year ended December 31, 2011, compared to an effective tax rate of 17.0% for the year ended December 31, 2010.

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

Non-recurring charges, net of $8.8 million were recognized during the year ended December 31, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the early months of 2009 to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.3 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

Income from operations for the year decreased by $15.4 million, or 14.3%, from $107.5 million for the year ended December 31, 2009 to $92.1 million for the year ended December 31, 2010. As a percentage of net revenue, income from operations decreased from 12.1% of net revenues for the year ended December 31, 2009 to 10.2% of net revenues for the year ended December 31, 2010. In our clinical research segment, income from operations for the year increased by $2.4 million, or 2.4%, from $102.4 million for the year ended December 31, 2009 to $104.8 million for the year ended December 31, 2010. As a percentage of net revenue income from operations was 12.5% of net revenues in both years.  In our central laboratory business, income/(loss) from operations for the year decreased by $17.8 million, from income of $5.0 million for the year ended December 31, 2009 to a loss of $12.8 million for the year ended December 31, 2010. As a percentage of net revenue income/(loss) from operations decreased from 7.1% for the year ended December 31, 2009 to (20.0)% for the year ended December 31, 2010.   The Company’s significant investment in personnel and systems, together with the slower than expected conversion of business awards, has negatively impacted the central laboratory’s operating margin during the year ended December 31, 2010.  During the year ended December 31, 2009 the Company’s income from operations, excluding the impact of non-recurring charges, net, was 13.1%, being 13.6% for our clinical research segment and 7.6% for our central laboratory business.

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

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

The Company’s cash and short-term investment balances at December 31, 2011 amounted to $174.1 million compared with cash and short-term investment balances of $255.7 million at December 31, 2010.  The Company’s cash and short-term investment balances at December 31, 2011 comprised cash and cash equivalents $119.2 million and short-term investments $54.9 million.  The Company’s cash and short-term investment balances at December 31, 2010 comprised cash and cash equivalents $255.7 million.  Additional amounts available to the Group under negotiated facilities amounted to $150.0 million at December 31, 2011 compared with additional amounts of $55.9 million at December 31, 2010.

Net cash provided by operating activities was $20.2 million for the year ended December 31, 2011 compared with net cash provided by operating activities of $87.4 million for the year ended December 31, 2010.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The decrease in cash flow from operating activities during the twelve months ended December 30, 2011 arose primarily from a decrease in net income together with an increase in the number of days revenue outstanding during the period.  The number of days revenue outstanding at December 31, 2011 was 47 days compared to 37 days at December 31, 2010.

Net cash used in investing activities was $152.5 million for the year ended December 31, 2011 compared to net cash provided by investing activities of $14.6 million for the year ended December 31, 2010. Net cash used in/provided by investing activities comprises primarily of capital expenditure, the purchase and sale of short-term investments and cash paid for acquisitions.  Capital expenditure for the year ended December 31, 2011 amounted to $35.4 million, compared to $30.9 million for the year ended December 31, 2010 and comprised primarily of expenditure on global infrastructure and information technology systems to support the Company’s growth. During the year ended December 31, 2011 the Company invested a net $55.6 million in short-term investments.  During the year ended December 31, 2010 the Company realized a net $49.2 million from the sale of its short-term investments, which were reinvested in cash equivalents.

Cash paid for acquisitions during the year ended December 31, 2011 amounted to $69.8 million compared to cash paid for acquisitions of $3.7 million during the year ended December 31, 2010. On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom for an initial cash consideration of £17.8 million ($27.6 million). Cash acquired on the acquisition of Oxford amount to £4.0 million ($6.2 million).  Further consideration of up to £6.5 million ($10.1 million) may become payable during the period to 31 March 2012 if certain performance milestones are achieved. In July 2011 the Company paid £3.3 million ($5.1 million) in respect of the first element of this additional consideration. £3.2 million ($4.9 million) has been accrued at December 31, 2011 in respect of the remaining performance milestones.  In addition, the acquisition agreement provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) on completion of this review.

A put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to March 31, 2012 if certain performance milestones are achieved. On October 20, 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Company to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of the performance milestones. The Company has accrued £0.8 million ($1.2 million) at December 31, 2011 in respect of the remaining performance milestones.

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.4 million).  Cash acquired on the acquisition of Firecrest amounted to $2.0 million.  Further consideration of up to €33.0 million ($42.8 million) may become payable if certain performance milestones are achieved in the period to June 30, 2013.  At December 31, 2011 the Company has accrued €31.3 million ($40.6 million) in relation to these performance milestones, €22.3 million ($28.9 million) within other liabilities and €9.0 million ($11.7 million) within non-current other liabilities.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.6 million) payable if these milestones are achieved by the Company.   The Company accrued CHF 2.9 million ($2.6 million) in relation to the additional consideration at date of acquisition. On November 5, 2010 the first element of these performance milestones was achieved requiring deferred payments of CHF 0.3 million ($0.3 million) to the selling shareholders in each of the years ended December 31, 2010, December 31, 2011 and December 31, 2012.  As at December 31, 2011 CHF 0.6 million ($0.6 million) has been paid by the Company and a further CHF 0.3 million ($0.3 million) has been accrued in respect of the 2012 payment.  Further consideration of up to CHF 2.0 million is payable if the remaining performance milestones are achieved during the years ended December 31, 2010 to December 31, 2012. During the year ended December 31, 2011 the Company assessed the likelihood of the remaining milestones being achieved as remote and consequently has released CHF 2.0 million ($1.7 million) previously accrued in relation to these milestones.

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, for an initial cash consideration of $9.0 million.  Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in the period to December 31, 2013.

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”). Further consideration of up to $15.0 million may become payable if certain milestones are achieved in the period to December 31, 2012.

Net cash used in financing activities during the year ended December 31, 2011 amounted to $3.8 million compared with net cash provided by financing activities of $15.3 million for the year ended December 31, 2010. Net cash provided by financing activities in both periods arose primarily from the exercise of stock options. During the year ended December 31, 2011 the Company repaid $9.0 million in relation to the share repurchase program (see below).

As a result of these cash flows, cash and cash equivalents decreased by $136.5 million for the year ended December 31, 2011 compared to an increase of $110.9 million for the year ended December 31, 2010. The Company believes its working capital and available cash resources are sufficient for our present requirements.

On July 20, 2011 the Company agreed to a three year committed multi currency revolving credit facility agreement for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank, subject to the agreement, has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the banks. This facility replaced all facilities previously in place with Bank of Ireland, AIB, Citibank and JP Morgan.

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  The Company intends to enter further share repurchase plans, to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting on July, 18 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase program, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorization and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company. The program is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase program will be made independently of and uninfluenced by the Company.  The Company confirms that on entering the two repurchase plans on November 22, 2011 it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase program.  All Ordinary Shares repurchased by the Company will be cancelled.  The Company currently intends to complete repurchases within a 12 month period.

During the year ended December 31, 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  All ordinary shares repurchased by the Company were cancelled.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	158.7	36.9	58.1	36.8	26.9
Non-current tax liabilities	5.2	-	4.8	0.3	0.1
Share repurchase program (note 12)	10.0	10.0	-	-	-

Total (U.S.$ in millions)	$173.9	$46.9	$62.9	$37.1	$27.0

We expect to spend approximately $35.0 to $40.0 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

Critical Accounting Policies

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

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

Goodwill

We review our goodwill for impairment annually, or more frequently if facts or circumstances warrant such a review.  We evaluate goodwill for impairment by firstly comparing the fair value of each reporting segment to its carrying value.  Fair value is determined using the market approach, by assessing the market value of each reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. Significant estimates and judgments are required in allocating the fair value of the reporting unit to each asset and liability.

If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and written down to its implied fair value. If we were to use different estimates or judgments a material impairment charge to the statement of operations could arise.  We believe that we have used reasonable estimates and judgments in assessing the carrying value of our goodwill.

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing and laboratory services.   Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

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

We recognize biometric revenues on a fee-for-service basis as each unit of data is prepared.  Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed.  Consulting revenue is recognized on a fee-for-service basis recognizing revenue as each hour of the related service is performed.  Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client. Informatics revenue is recognized on a fee-for-service basis.  Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognized rateably over the period of the related agreement.  Revenue from software services is recognized using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

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

Business Combinations

The Group has concluded a number of business combinations in recent years.  The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control.   The cost of a business combination may include a portion which is contingent upon the achievement of certain future events, such as the achievement of a particular revenue or earnings target.  Where a business combination agreement provides for such additional consideration, the amount of the estimated adjustment is recognised on the acquisition date fair value.  Any changes to the estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the Consolidated Statement of Operations or other comprehensive income depending on whether the asset or liability is considered a financial instrument.

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a serious impact on our results of operations.

Impact of New Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. ASU 2011- 08 is effective for fiscal years beginning after December 15, 2011.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 permits an entity to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. ASU 2011-05 is effective for fiscal years ending after December 15, 2012. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. ASU 2011- 04 is effective prospectively for interim and annual periods beginning after December 15, 2011.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. ASU No. 2010-28 is effective for fiscal years beginning after December 15, 2010.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of March 2, 2012.

Name	Age	Position
Dr. Bruce Given (2) (4) (5)	57	Chairman of the Board, Director
Peter Gray (1)	57	Vice Chairman of the Board, Director
Ciaran Murray (1) (5)	49	Chief Executive Officer, Director
Brendan Brennan (1) (5)	33	Chief Financial Officer
Dr. John Climax	59	Director
Dr. Ronan Lambe (6)	72	Director
Thomas Lynch (2) (3) (4)	55	Director
Professor Dermot Kelleher (3) (6)	56	Director
Declan McKeon (2) (3)	60	Director
Cathrin Petty (4)	38	Director
Dr. Steven Cutler	51	Group President Clinical Research Services
Diarmaid Cunningham	37	General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

Dr. Bruce Given was appointed Chairman of the Board of the Company in January 2010. He has served as an outside director of the Company since September 2004.  In October 2011, he was appointed to the position of Chief Operating Officer of Arrowhead Research Corporation. From March 2002 until June 2007 he served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Dr. Given previously held various positions in Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

Peter Gray was appointed Vice Chairman of the Board of the Company in October 2011. He served as the Chief Executive Officer from November 2002 to September 2011, Group Chief Operating Officer from June 2001 to November 2002 and Chief Financial Officer from June 1997 to June 2001. He has been a director of the Company since June 1997. Mr. Gray has over 20 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980.

Ciaran Murray was appointed Chief Executive Officer of the Company in October 2011.  Mr Murray graduated with a Bachelor of Commerce degree from the University College Dublin and qualified as a Chartered Accountant with PricewaterhouseCoopers (“PwC”) in 1988. Subsequently he held a number of senior financial positions in global organisations including Kraft Foods, Novell Inc, Northern Foods and Codec Systems.  Mr. Murray joined ICON in 2005 as Chief Financial Officer and has been a key member of the Executive Management team during a period of exceptional growth when the company grew from $326m in revenue and 2,700 employees to its 2010 revenues of $900m and over 8,000 employees.  In addition to his financial role, Mr Murray has been responsible for the Company’s Medical Imaging division and has played a central role in the development of the ICON strategic plan.

Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served acting Chief Financial Officer since October 2011.  Prior to this appointment he served in a number of senior finance roles in ICON including the role of Senior Vice President of Corporate Finance.  He has been a senior member of the ICON finance team since January 2006. Prior to this he developed his corporate finance experience in Cement Roadstone Holdings, a major Irish building materials organisation.  He qualified as a chartered accountant with PricewaterhouseCoopers and obtained a bachelors degree in Accounting and Finance from Dublin City University.

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

Thomas Lynch has served as an outside director of the Company since January 1996. Mr. Lynch served as a director of Nanogen Inc., from 1996 to 2000. Mr. Lynch is currently a non-executive director of Amarin Corporation plc, a director of Royal Opera House (Covent Garden) and a non-executive director of IDA Ireland. In the period from May 1993 to July 2004,
Mr. Lynch held several senior positions in Elan Corporation, plc, a specialty pharmaceutical company, including Executive Vice President, Chief Financial Officer, Vice Chairman and Senior Advisor to the Chairman of the Board of Elan Corporation, plc. Mr. Lynch was a partner at KPMG from May 1990 to May 1993.

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

Declan McKeon has served as an outside director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers (“PwC”) Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PwC and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

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

Dr. Steven Cutler was appointed Group President Clinical Research Services in November 2011. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Diarmaid Cunningham is the Company’s General Counsel.  Mr. Cunningham joined the Company in November 2009 having spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms.  Mr. Cunningham was appointed Company Secretary in October 2011. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a Solicitor with A&L Goodbody in 2001.

Board Practices

Board of Directors
The business of the Company is managed by the directors who may exercise all the powers of the Company which are not required by the Companies Acts 1963 to 2009 of Ireland or by the Articles of Association of the Company to be exercised by the Company in general meeting.  A meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.  The directors may delegate (with power to sub-delegate) to any director holding any executive office and to any Committee consisting of one or more directors, together with such other persons as may be appointed to such Committee by the directors, provided that a majority of the members of each Committee appointed by the directors shall at all times consist of directors and that no resolution of any such Committee shall be effective unless a majority of the members of the Committee present at the meeting at which it was passed are directors.

The Board comprises two executive and seven outside-directors at the date of this report.  The outside-directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside-directors to be of complementary skills, experience and knowledge and each outside-director has specific skills, experience and knowledge that are valuable to the Company. Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Company’s system of internal controls, thereby maintaining control of the Company and its future direction.  The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (9 directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board.  The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2011 the Board met on four occasions. Additional meetings and Board updates, to consider specific issues, are held as and when required. All directors allocated sufficient time to the Company during the year ended December 31, 2011 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2012, it is anticipated that two directors will retire by rotation and offer themselves for re-election. Ciaran Murray, having been appointed a director by the Company in October 2011, will also offer himself for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee Chairman informally evaluated the contribution of each Committee member during the year ended December 31, 2011 and was satisfied with each diector’s contribution.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times.

The Audit Committee comprises Declan McKeon (Chairman), Thomas Lynch, Professor Dermot Kelleher, and Cathrin Petty. On July 18, 2011 Declan McKeon replaced Thomas Lynch as Chairman of the Audit Committee. At the Company’s Board meeting on February 13, 2012 composition of the Audit committee was amended to comprise Declan McKeon (Chairman), Thomas Lynch and Dermot Kelleher.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company.  Annual bonuses for executive directors are determined by the committee based on the achievement of the Company’s objectives.  The Committee also oversees succession planning for the Company’s senior management.

During 2011, the Compensation and Organization Committee comprised Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch. On December 31, 2011 Dr. Anthony Murphy retired as Chairman and a member of the Compensation and Organization Committee pursuant to his retirement as an outside-director of the Company.  At the Company’s Board meeting on February 13, 2012 composition of the Compensaton and Organization committee was amended to comprise Thomas Lynch (Chairman), Bruce Given and Declan McKeon.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee used in 2011 an external search consultant to assist it in identifying potential new outside- directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills knowledge and experience and if it decides the potential candidate is suitable and would add relevant skills, knowledge and experience to the Board of the Company, the Committee recommends to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Committee also reviews and recommends the corporate governance principles of the Company.  At the Company’s Board meeting on February 13, 2012 composition of the Nomination and Governance committee was amended to comprise Bruce Given (Chairman), Thomas Lynch and Cathrin Petty.

During 2011, the Nomination and Governance committee comprised Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.  On December 31, 2011 Dr. Anthony Murphy retired as both Chairman and as a member of the Nomination and Governance committee pursuant to his retirement as an outside-director of the Company.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the board in intervals between meetings of the board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2011, the Execution Committee comprised Peter Gray (Chairman), Dr. Bruce Given and Ciaran Murray.  At the Company’s Board meeting on February 13, 2012 composition of the Execution committee was amended to comprise Ciaran Murray (Chairman), Bruce Given and Brendan Brennan.

Quality Committee
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

The Company’s executive compensation program has three elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Committee based on the achievement of the Group’s objectives.

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Board of Directors as a whole, taking into account input from the Execution Committee of the Board of Directors, sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 80% and 100% of base salary.

The Company’s executives are eligible to receive equity incentives, including stock options and restricted share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011.

All executive officers are eligible to participate in a defined contribution pension plan. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. The Company’s contributions are determined at the peer group median of comparable Irish companies and peer CRO companies.  Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations.

Executive Compensation
Summary compensation table - Year ended December 31, 2011

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Peter Gray, Vice Chairman of the Board *	2011	533	187	57	37	814	1,139	586	-	1,725

Ciaran Murray, Chief Executive Officer *	2011	458	300	46	22	826	1,155	564	-	1,719

Total	2011	991	487	103	59	1,640	2,294	1,150	-	3,444
*   Appointed Vice Chairman and Chief Executive Officer respectively on October 1, 2011.
** The above table does not include Brendan Brennan who assumed the role of Acting CFO on October 1, 2011 and was appointed CFO on February 13, 2012.

Summary compensation table - Year ended December 31, 2010

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Peter Gray, Chief Executive Officer	2010	525	105	53	37	720	958	460	-	1,418

Ciaran Murray, Chief Financial Officer	2010	400	100	38	18	556	740	158	-	898

Total	2010	925	205	91	55	1,276	1,698	618	-	2,316

Director Compensation
Summary compensation table - Year ended December 31, 2011

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2011	-	-	-	-	-	29	317	346
Peter Gray	2011	533	57	224	814	1,139	586	-	1,725
Ciaran Murray*	2011	134	17	82	233	321	273	-	594
John Climax	2011	-	-	-	-	-	6	48	54
Ronan Lambe	2011	-	-	-	-	-	19	53	72
Thomas Lynch	2011	-	-	-	-	-	23	71	94
Dermot Kelleher	2011	-	-	-	-	-	28	73	101
Anthony Murphy**	2011	-	-	-	-	-	10	78	88
Declan McKeon	2011	-	-	-	-	-	9	61	70
Cathrin Petty	2011	-	-	-	-	-	7	59	66
Total	2011	667	74	306	1,047	1,460	990	760	3,210

*   Appointed Director of the Company October 1, 2011   ** Retired December 31, 2011

Summary compensation table - Year ended December 31, 2010

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total compensation
		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2010	-	-	-	-	-	26	317	343
Peter Gray	2010	525	53	142	720	958	460	-	1,418
John Climax	2010	-	-	53	53	68	3	48	119
Ronan Lambe	2010	-	-	-	-	-	20	52	72
Thomas Lynch	2010	-	-	-	-	-	23	78	101
Edward Roberts	2010	-	-	-	-	-	68	18	86
Dermot Kelleher	2010	-	-	-	-	-	25	65	90
Anthony Murphy	2010	-	-	-	-	-	7	75	82
Declan McKeon	2010	-	-	-	-	-	4	40	44
Cathrin Petty	2010	-	-	-	-	-	1	12	13
Total	2010	525	53	195	773	1,026	637	705	2,368

Disclosure of Compensation Agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers other than as set out below.

Directors’ and Executive Officers’ service agreements and letters of engagement

Dr. Bruce Given
Dr. Bruce Given is currently Chairman of the Board of the Company, a position he has held since January 2010. He has served as an outside director of the Company since September 2004. The arrangements with Dr. Given provide for the payment to him of annual fees of $316,932 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 2, 2012 24,000 ordinary share options at exercise prices ranging from $8.60 to $35.33.

Mr. Peter Gray
Mr. Peter Gray is currently Vice Chairman of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since June 1997.  He previously served as Chief Executive Officer of the Company from November 2002 to September 2011 and Chief Operating Officer from June 2001 to November 2002.  In September 2011 Mr. Gray retired as CEO of the Company in accordance with the terms of his service agreement which is terminable on 12 months notice by either party. Under the terms of his service agreement Mr. Gray is entitled to receive an annual salary of €535,500 ($695,000) and a bonus to be agreed by the Compensation and Organization Committee. Mr. Gray’s notice period expires on September, 30 2012 and his service agreement continues to apply during the notice period. He is also entitled to receive a pension contribution, company car and medical insurance coverage for himself and his dependants. He was previously granted and held at March 2, 2012 288,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share and 100,000 Restricted Share Units which vest on March 3, 2014, the third anniversary of date of award and therefore are not expected to vest. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board. The Board has authorized Mr. Gray to serve as an outside director of and Audit Committee Chairman of United Drug plc and an outside director of Danica Life Limited. During the year ended December 31, 2011 he was paid and retained fees of €67,000 ($93,525) by United Drug plc and €33,075 ($46,170)  by Danica Life Limited. The agreement with Mr. Gray includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of €535,500 ($695,000) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance coverage for himself and his dependants. He was previously granted and held at March 2, 2012 295,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share and 150,000 Restricted Share Units, 100,000 of which vest on October 1, 2014, the third anniversary of date of award and 50,000 on February 10, 2016, the fifth anniversary of date of award.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Murray includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside director of the Company. The arrangements with Dr. Climax provide for the payment to him of director fees of $48,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 2, 2012 88,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share.

Following John Climax’s retirement as Chairman in December 2009, the Company entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($340,226) per annum. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance coverage for Dr. Climax and medical insurance coverage for himself and his dependants.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of director fees of $53,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 2, 2012 18,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Mr. Thomas Lynch
Mr. Thomas Lynch has served as an outside director of the Company since January 1996. The arrangements with Mr. Lynch provide for the payment to him of director fees of $63,000 (pre July 18, 2011: $78,000 per annum and his fees decreased in July 2011 as he retired as Chairman of the Audit Committee) per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at March 2, 2012 20,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of director fees of $73,000 per annum. He was previously granted and held at March 2, 2012 12,000 ordinary share options at an exercise price ranging from $20.28 to $36.04.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of directors fees of $68,000 per annum (pre July 18, 2011: $53,000 per annum and his fees increased in July 2011 as he was appointed Chairman of the Audit Committee). He was previously granted and held at March 2, 2012 5,000 ordinary share options at exercise prices ranging from $20.28 to $29.45.

Ms Cathrin Petty
Ms. Cathrin Petty has served as an outside director of the Company since October 2010. The arrangements with Ms. Petty provide for the payment to her of directors fees of $58,000 per annum. She was previously granted and held at March 2, 2012 5,000 ordinary share options at exercise prices ranging from $19.45 to $20.28.

Dr. Anthony Murphy
Dr. Anthony Murphy served as an outside director of the Company from April 2009 to December 2011. The arrangements with Dr. Murphy provided for the payment to him of directors fees of $78,000 per annum. He was previously granted and held at March 2, 2012 7,000 ordinary share options at exercise prices ranging from $15.84 to $24.46.

Employees

We employed 8,470, 7,735 and 7,170 people for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares and Restricted Share Units

The following table sets forth certain information as of March 2, 2012 regarding beneficial ownership of our ordinary shares (including American Depository Securities, ADS’s) and restricted share units (“RSU’s”) by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of RSU’s (2)	Vesting Date

Dr. Bruce Given	500	-	-
Mr. Peter Gray	300,080	0.5%	100,000	March 3, 2014
Mr. Ciaran Murray	-	-	50,000	February 10, 2016
			100,000	October 1, 2014
Dr. John Climax	1,607,568	2.7%	-
Dr. Ronan Lambe	400	-	-
Mr. Thomas Lynch	1,204	-	-
Professor Dermot Kelleher	-	-	-
Mr. Declan McKeon	-	-	-
Ms. Cathrin Petty	-	-	-

(1)
As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

(2)	On September 30, 2011 Mr. Peter Gray retired as CEO of the Company (See Directors’ and Executive Officers’ service agreements and letters of engagement on page 46 for further information).

Share Options

The following table sets forth certain information as of March 2, 2012 regarding options to acquire ordinary shares of the Company by all of our current directors and executive officers.

Name of Owner or Identity of Group	No. of Options (2)	Exercise price	Expiration Date

Dr. Bruce Given	4,000	$8.60	February 24, 2013
	4,000	$11.00	February 3, 2014
	4,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	4,000	$24.46	March 4, 2018
	4,000	$20.28	March 3, 2019

Name of Owner or Identity of Group	No. of Options (2)	Exercise price	Expiration Date

Mr. Peter Gray	12,000	$11.00	February 3, 2014
	12,000	$21.25	February 16, 2015
	14,000	$35.33	February 26, 2016
	50,000	$15.84	April 30, 2017
	50,000	$24.25	March 8, 2018
	100,000	$24.25	March 8, 2018
	50,000	$20.28	March 3, 2019
Mr. Ciaran Murray	20,000	$10.42	January 17, 2014
	18,000	$11.00	February 3, 2014
	16,000	$21.25	February 16, 2015
	14,000	$35.33	February 26, 2016
	17,000	$22.26	February 25, 2017
	30,000	$24.46	March 4, 2018
	30,000	$20.28	March 3, 2019
	150,000	$16.80	October 31, 2019

Dr. John Climax	12,000	$11.00	February 3, 2014
	12,000	$21.25	February 16, 2015
	10,000	$35.33	February 26, 2016
	50,000	$15.84	April 30, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019

Dr. Ronan Lambe	4,000	$8.60	February 24, 2013
	4,000	$11.00	February 3, 2014
	2,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019

Mr. Thomas Lynch	2,400	$8.88	February 4, 2012
	2,400	$8.60	February 24, 2013
	3,200	$11.00	February 3, 2014
	4,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019

Professor Dermot Kelleher	6,000	$36.04	May 27, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019

Mr. Declan McKeon	3,000	$29.45	April 29,2018
	2,000	$20.28	March 3, 2019

Name of Owner or Identity of Group	No. of Options (2)	Exercise price	Expiration Date

Ms. Cathrin Petty	3,000	$19.45	October 26, 2018
	2,000	$20.28	March 3, 2019

(1)       The title of securities covered by all of the above options are non-revenue qualified.

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

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.
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

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Share Option Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Share Option Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Share Option Plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Share Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2011 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares (including ADSs) as of March 2, 2012 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Artisan Partners Limited Partnership	7,034,020	11.7%
Neuberger Berman, LLC (2)	4,924,701	8.2%
Fidelity Group Companies (2)	4,279,501	7.1%
Wellington Management Company, LLP (2)	3,707,566	6.2%
EARNEST Partners, LLC	3,539,476	5.9%
Wasatch Advisors, Inc. (2)	3,531,918	5.9%
All directors and officers as a group (3)	2,965,852	4.9%

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

(2)	Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(3)	Includes 806,100 ordinary shares issuable upon the exercise of stock options granted by the Company and 250,000 RSUs awarded by the Company to executive officers.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Given that certain of the ordinary shares and American Depositary Shares (“ADRs”) are held by brokers or other nominees, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.  Based on management’s review of relevant filings with the Securities and Exchange Commission and other publicly available information, the Company believes that the number of ordinary shares (including ADSs) held by holders of record that are residents of the United States is below 50% and may include Artisan Partners Limited Partnership, Neurberger Berman LLC, Fidelity Group Companies, Wellington Management Company, LLP, EARNEST Partners, LLC and Wasatch Advisors, Inc.

Related Party Transactions

On December 31, 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($348,968) per annum.  The consultancy agreement provides that the Company will provide during the term of the agreement permanent disability and life insurance coverage for Dr. Climax and medical insurance cover for himself and his dependants.

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

Item 9.  The Offer and Listing

ICON’s ADSs are traded on the NASDAQ National Market under the symbol “ICLR”. Our Depository for the ADSs is The Bank of New York Mellon. ICON also has a secondary listing on the Official List of the Irish Stock Exchange. No securities of ICON are traded in any other market. The following table sets forth the trading price for the dates indicated for ICON plc’s ADSs as reported by NASDAQ.

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period
December 31, 2007	$32.40	$18.34
December 31, 2008	$44.78	$15.64
December 31, 2009	$26.85	$12.17
December 31, 2010	$30.31	$18.93
December 31, 2011	$26.22	$15.03
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Mar 31, 2010	$27.56	$21.20
June 30, 2010	$30.31	$25.29
Sept 30, 2010	$28.90	$20.33
Dec 31, 2010	$22.28	$18.93
Mar 31, 2011	$24.26	$19.61
June 30, 2011	$26.22	$21.03
Sept 30, 2011	$25.50	$15.98
Dec 31, 2011	$18.28	$15.03
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2011	$25.50	$21.95
Aug 31, 2011	$22.50	$18.53
Sept 30, 2011	$21.81	$15.98
Oct 31, 2011	$18.28	$15.03
Nov 30, 2011	$17.73	$16.20
Dec 31, 2011	$17.34	$15.57

Item 10.  Additional Information

Memorandum and Articles of Association

We hereby incorporate by reference the description of our Memorandum and Articles of Association located under the heading “Description of the Memorandum and Articles of Association of the Company” in exhibit 3.1.

Material Contracts

Not applicable.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia and certain associated persons, Zimbabwe, the Islamic Republic of Iran, the Democratic Peoples Republic of Korea, the Republic of Lebanon, the Taliban of Afghanistan, certain persons connected with the deceased Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Sudan, Somalia, Cote D’Ivoire, the Democratic Republic of Congo, President Lukashenko and certain other officials of Belarus, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of an ADS involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sierra Leone, Sudan, Cote D’Ivoire, Democratic Republic of Congo, Liberia, individuals designated by the international independent investigation Commission or the Government of Lebanon, Democratic Peoples Republic of Korea, the Islamic Republic of Iran, Iraq, the Taliban of Afghanistan and Al-Qaeda. There are no restrictions under the Company’s Articles of Association or under Irish Law that limit the right of non-residents or foreign owners to hold or vote the Company’s ordinary shares or ADSs.

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

For Irish tax purposes, the residence of a company is generally in the jurisdiction where the place of central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be Irish tax resident. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the Company's management to continue to manage and control the Company from the Republic of Ireland, so that the Company will continue to be resident in the Republic of Ireland.

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%.

The exemption from Irish corporation tax, which was available to Irish resident companies whose income was derived from qualifying royalties or license fees paid in respect of qualifying patents, no longer applies to payments received on or after November, 24 2010.

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities and this expenditure exceeds the qualifying expenditure spent by the company in 2003. The qualifying excess expenditure results in a tax credit of 25% of that excess. In 2012 the incremental test will not apply to the first €100,000 of qualifying expenditure which will automatically qualify for a tax credit of 25%.

Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above.

Capital gains arising to an Irish resident company are liable to tax at 30% (25% for disposals made on or before 6 December 2011).  However, a capital gains tax exemption is available in Ireland for qualifying Irish resident companies in respect of disposals of certain qualifying shareholdings.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

●
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout the period of at least 12 months, within the two year period prior to disposal

●
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”)

●	The shares must be in a company which is primarily a trading company or the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group

●	The shares must not derive the greater part of their value from land or mineral rights in the State.

Taxation of Dividends - Withholding Tax

Unless specifically exempted, all dividends paid by the Company, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, which is currently 20%.

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

Non-Irish resident corporate shareholders that:

●	are resident in a Relevant Territory and are not controlled (directly or indirectly) by Irish residents

●	are ultimately controlled (directly or indirectly) by residents of a Relevant Territory or

●
have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories; or

●
are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories will be exempt from withholding tax on the production of the appropriate certificates and declarations.

U.S. Holders of ordinary shares (as opposed to ADSs: see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

Special arrangements are available in the case of an interest in shares held in Irish companies through American depositary banks using ADSs. The depositary bank can receive and pass on a dividend from an Irish company without deducting withholding tax in the following circumstances:

●	the depositary has been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked; and either

●	the depositary bank’s ADS register shows that the direct beneficial owner has a U.S. address on the register; or

●
if there is a further intermediary between the depositary bank and the beneficial owner, where the depositary bank receives confirmation from the intermediary that the recipients address on their register is in the U.S.

Taxation of dividends - Income Tax
Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) and the Universal Social Charge (“USC”) of up to 14% in total.

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

U.S. Holders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the treaty.  U.S. Holders that are entitled to benefits under the treaty should be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

Certain non-Irish resident individuals that are domiciled in Ireland will be subject to an annual levy of €200,000 if their Irish-located capital exceeds €5,000,000, their worldwide annual income exceeds €1,000,000 and their liability to Irish Income Tax in that year is less than €200,000.

Taxation of Capital Gains
Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 30% (25% in respect of disposals made up to 6 December 2011) on gains arising from the disposal or part disposal of their shareholding.

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals:

●	who cease to be Irish resident;

●	who beneficially own the shares when they cease to be resident;

●	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

●	who dispose of an interest in a company during this temporary non-residence; and

●	the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 30% (25% up to 6 December 2011) of the taxable gain.

Irish Capital Acquisitions Tax
Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax – free thresholds, gifts and inheritances are liable to tax at 30% (25% up to 6 December 2011).

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
●
in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he made the settlement, or at the date of the gift or, if he is dead at the date of the gift, at the date of his death; or

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

The tax-free threshold amounts that apply with effect from 6 December 2011 are:
●	€16,604 (€20,740 pre December 8, 2010) in the case of persons who are not related to one another;
●	€33,208 (€41,481 pre December 8, 2010) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
●
€250,000 (€332,084 pre December 6, 2011; €414,799 pre December 8, 2010) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers of ordinary shares between associated companies (broadly, companies within a 90% group relationship and subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland.  In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address:  ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Sam Farthing, telephone number:  (353) 1 291 2000.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

The principal market risks (i.e. risk of loss arising from adverse changes in market rates and prices) to which we are exposed include foreign currency risk and interest rate risk.

Foreign Currency Exchange Risk

We are subject to a number of foreign currency risks given the global nature of our operations. The principal foreign currency risks to which the business is subject to includes both foreign currency translation risk and foreign currency transaction risk.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

We also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2011	2010	2011	2010

Euro:USD	1.3991	1.3204	1.2961	1.3377

Pound Sterling:USD	1.6050	1.5420	1.5413	1.5599

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and short term investments – available for sale.  Our treasury function actively manages our available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Company’s surplus cash balances.   Financial instruments are classified either as cash and cash equivalents or short term investments –available for sale depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A+” rated corporate securities.  We may be subject to interest rate risk in respect of interest rate changes on amounts invested.  Our treasury function manages interest rate risk in respect of these balances by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

The sensitivity analysis below represents the hypothetical change in our interest income based on an immediate 1% movement in market interest rates.

	Interest Income for the year ended December 31, 2011	Interest Income Change 1% increase in market interest rate	Interest Income/(Expense) Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$1,194	$3,280	$-

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2011. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report

Reference is made to page 66 of this Form 20-F.

(c) Report of Independent Registered Public Accounting Firm

Reference is made to page 67 of this Form 20-F.

(d) Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

Item 16A.   Audit Committee Financial Expert

Mr. Declan McKeon acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. Mr. McKeon is an independent Board member and serves as one of our non-executive directors.

Item 16B.   Code of Ethics

Our Board of Directors adopted a new code of ethics on March 22, 2011, which replaced our previous Code of Ethics. The new Code of Ethics applies to all ICON employees.

There are no material modifications to, or waivers from, the provisions of such code, which are required to be disclosed.

This code is available on our website at the following address:

http://investor.iconplc.com/governance.cfm

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2011 and December 31, 2010, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2011 and December 31, 2010 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2011		12 month period ended December 31, 2010
	(in thousands)		(in thousands)
Audit fees (1)	$1,629	66%	$1,554	57%
Audit related fees (2)	160	7%	185	7%
Tax fees (3)	662	27%	963	36%
Total	$2,451	100%	$2,702	100%

(1)	Audit fees include annual audit fees for the Company and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services and fees for audit of the financial statements of employee benefit plans.

(3)	Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares (incl. ADS’s) Purchased	Average Price Paid per Share	Total Number of Shares (incl. ADS’s) Purchased as Part of a Publicly Announced Plan	Total Price Paid for shares purchased (incl. ADS’s) Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Plans
	(in thousands, except per share data)

November 11/1 - 11/30	109,636	$16.82	109,636	$1,845	$18,115
December 12/1 – 12/31	435,961	$16.42	435,961	$7,160	$10,000
	545,597	$16.50	545,597	$9,005	$10,000

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  The Company intends to enter further share repurchase plans, to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting on July, 18 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange (see note 12 to the consolidated financial statements for further information).

Item 16F.   Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 68 to 114 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2011 and December 31, 2010

Consolidated Statements of Operations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2011, December 31, 2010 and December 31, 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009

Notes to the Consolidated Financial Statements

Exhibit Number	Title

3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 22, 2011.)

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1	Consent of KPMG, Independent Registered Public Accounting Firm

101.1	Interactive Data Files (XBRL – Related Documents)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2011 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2011, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) and their report is included at page 67.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2011 and  2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 2, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011 and our report dated March 2, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 2, 2012

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2011	2010
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$119,237	$255,706
Short term investments - available for sale (Note 3)	54,940	-
Accounts receivable, net	201,338	164,907
Unbilled revenue	126,850	101,431
Other receivables	13,788	12,451
Deferred tax asset (Note 13)	14,662	5,623
Prepayments and other current assets	21,424	20,592
Income taxes receivable (Note 13)	8,183	18,966
Total current assets	560,422	579,676
Other Assets:
Property, plant and equipment, net (Note 6)	168,461	170,861
Goodwill (Note 4)	253,393	175,860
Non-current other assets	4,583	4,353
Non-current income taxes receivable (Note 13)	10,272	482
Non-current deferred tax asset (Note 13)	10,076	10,028
Intangible assets (Note 5)	28,260	8,278
Total Assets	$1,035,467	$949,538
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,340	$12,314
Payments on account	150,792	134,240
Other liabilities (Note 7)	145,963	99,199
Deferred tax liability (Note 13)	1,183	956
Income taxes payable (Note 13)	3,630	2,634
Total current liabilities	306,908	249,343
Other Liabilities:
Non-current other liabilities (Note 8)	20,038	4,659
Non-current government grants (Note 11)	1,351	1,470
Non-current income taxes payable (Note 13)	5,231	10,205
Non-current deferred tax liability (Note 13)	20,395	13,862
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
60,135,603 shares issued and outstanding at December 31, 2011 and 60,247,092 shares issued and outstanding at December 31, 2010.	5,055	5,063
Additional paid-in capital	211,549	196,960
Capital redemption reserve (Note 12)	44	-
Accumulated other comprehensive income (Note 19)	(16,446)	396
Retained earnings	481,342	467,580
Total Shareholders’ Equity	681,544	669,999
Total Liabilities and Shareholders’ Equity	$1,035,467	$949,538
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,

	2011	2010	2009
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$1,296,509	$1,263,147	$1,258,227
Reimbursable expenses	(350,780)	(363,103)	(370,615)
Net revenue	945,729	900,044	887,612
Costs and expenses:
Direct costs	611,923	541,388	507,783
Selling, general and administrative	255,864	232,688	230,910
Depreciation and amortization	38,682	33,873	32,659
Non -recurring charges, net (Note 14)	9,817	-	8,808
Total costs and expenses	916,286	807,949	780,160

Income from operations	29,443	92,095	107,452
Interest income	1,194	1,761	752
Interest expense	(1,642)	(1,132)	(3,530)

Income before provision for income taxes	28,995	92,724	104,674
Provision for income taxes (Note 13)	(6,115)	(5,653)	(10,375)

Net income	$22,880	$87,071	$94,299

Net income per ordinary share:
Basic	$0.38	$1.46	$1.61

Diluted	$0.37	$1.44	$1.57

Weighted average number of ordinary shares outstanding:
Basic (Note 2)	60,379,338	59,718,934	58,636,878

Diluted (Note 2)	61,070,686	60,637,103	59,900,504

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
				Accumulated
			Additional	Other
			Paid-in	Comprehensive	Retained
	Shares	Amount	Capital	Income	Earnings	Total
Balance at December 31, 2008	58,518,195	$4,921	$162,057	$3,178	$286,210	$456,366

Comprehensive Income:
Net income	-	-	-	-	94,299	94,299
Currency translation adjustment	-	-	-	7,797	-	7,797
Currency impact on long-term funding (net of tax)	-	-	-	2,251	-	2,251
Actuarial loss on defined benefit pension plan (net of nil taxation)	-	-	-	(642)	-	(642)
Total comprehensive income						103,705
Exercise of share options	489,370	44	4,375	-	-	4,419
Share based compensation expense	-	-	7,353	-	-	7,353
Share issue costs	-	-	(84)	-	-	(84)
Tax benefit on exercise of options	-	-	487	-	-	487

Balance at December 31, 2009	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246

Comprehensive Income:
Net income	-	-	-	-	$87,071	$87,071
Currency translation adjustment	-	-	-	(9,701)	-	(9,701)
Currency impact on long-term funding (net of tax)	-	-	-	(1,278)	-	(1,278)

Actuarial loss on defined benefit pension plan	-	-	-	(1,209)	-	(1,209)
Total comprehensive income						74,883
Exercise of share options	1,237,015	98	13,070	-	-	13,168
Issue of restricted share units	2,512	-	-	-	-	-
Share based compensation expense	-	-	7,408	-	-	7,408
Share issue costs	-	-	(51)	-	-	(51)
Tax benefit on exercise of options	-	-	2,345	-	-	2,345

Balance at December 31, 2010	60,247,092	$5,063	$196,960	$396	$467,580	$669,999

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2010	60,247,092	$5,063	$196,960	$-	$396	$467,580	$669,999

Comprehensive Income:
Net income	-	-	-	-	-	$22,880	$22,880
Currency translation adjustment	-	-	-	-	(11,347)	-	(11,347)
Currency impact on long-term funding	-	-	-	-	(802)	-	(802)
Tax on currency impact of long term funding	-	-	-	-	294	-	294
Unrealized capital gain/loss - investments	-	-	-	-	(622)	-	(622)
Actuarial loss on defined benefit pension plan	-	-	-	-	(4,365)	-	(4,365)
Total comprehensive income							6,038
Exercise of share options	430,340	36	4,629	-	-	-	4,665
Issue of restricted share units	3,768	-	-	-	-	-	-
Share based compensation expense	-	-	9,355	-	-	-	9,355
Share issue costs	-	-	(76)	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	(113)	(113)
Tax benefit on exercise of options	-	-	681		-	-	681

Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$22,880	$87,071	$94,299
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	136	136	264
Depreciation and amortization	38,682	33,873	32,659
Amortization of government grants	(115)	(220)	(149)
Stock compensation expense	9,355	7,408	7,353
Deferred taxes	(6,121)	2,334	(3,399)
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(32,081)	18,267	25,804
(Increase)/decrease in unbilled revenue	(27,164)	(4,887)	47,898
(Increase)/decrease in other receivables	(1,669)	469	(1,490)
(Increase)/decrease in prepayments and other current assets	(1,345)	(783)	5,552
Increase in other non current assets	(233)	(1,271)	(903)
Increase/(decrease) in payments on account	9,494	(29,191)	43,474
Increase/(decrease) in other current liabilities	20,390	(13,848)	11,924
(Decrease)/increase in other non current liabilities	(613)	999	1,261
Decrease in income taxes payable	(2,753)	(13,576)	(3,836)
(Decrease)/increase in accounts payable	(8,652)	647	(5,641)
Net cash provided by operating activities	20,191	87,428	255,070
Cash flows from investing activities:
Purchase of property, plant and equipment	(35,284)	(30,952)	(33,792)
Purchase of subsidiary undertakings and acquisition costs	(69,836)	(3,693)	(25,932)
Cash acquired with subsidiary undertaking	8,300	-	32
Grant received	-	-	501
Sale of short term investments	438	79,487	17,544
Purchase of short term investments	(56,000)	(30,260)	(24,045)
Net cash (used in)/provided by investing activities	(152,382)	14,582	(65,692)
Cash flows from financing activities:
Drawdown of credit lines and facilities	-	-	17,400
Repayment of credit lines and facilities	-	-	(126,969)
Proceeds from the exercise of share options	4,665	13,168	4,419
Share issuance costs	(76)	(51)	(84)
Tax benefit from the exercise of share options	681	2,345	487
Repurchase of ordinary shares	(9,005)	-	-
Share repurchase costs	(113)	-	-
Repayment of other liabilities and finance lease obligations	-	(166)	(311)
Net cash (used in)/provided by financing activities	(3,848)	15,296	(105,058)
Effect of exchange rate movements on cash	(430)	(6,401)	2,103
Net (decrease)/increase in cash and cash equivalents	(136,469)	110,905	86,423
Cash and cash equivalents at beginning of year	255,706	144,801	58,378

Cash and cash equivalents at end of year	$119,237	$255,706	$144,801

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

In a highly fragmented industry, we are one of a select group of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At December 31, 2011 the Company had 8,470 employees, in 81 locations, in 40 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management, Biostatistics, Central Laboratory, Imaging and Staff Contracting services. The Company has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. For the year ended December 31, 2011 we derived approximately 41.7%, 46.2 % and 12.1 % of our net revenue in the United States, Europe and Rest of World, respectively.

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

(b)           Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principle management estimates and judgements used in preparing the financial statements relate to revenue recognition, taxation, goodwill and business combinations.

 (c)           Revenue recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Contracts range in duration from a number of months to several years.  Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

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

Biometrics revenue is recognised on a fee-for-service method as each unit of data is prepared on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognised on a fee-for-service basis as each hour of the related service is performed. Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.  Informatics revenue is recognized on a fee-for-service basis.  Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognized rateably over the period of the related agreement.  Revenue from software services is recognized using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

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

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the balance sheet as unbilled revenue or payments on account. Normally, amounts become billable upon the achievement of certain milestones, for example, target patient enrollment rates, clinical testing sites initiated or case report forms completed. Once the milestone target is reached, amounts become billable in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

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

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $2,905,000, $3,431,000 and $2,548,000 for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 respectively.

(g)           Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 were as follows:

	Year ended December 31,
	(in thousands)
	2011	2010	2009

Amounts charged	$391	$3,731	$1,639

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

 (i)           Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the Consolidated Statement of Operations or other comprehensive income depending on whether the asset or liability is considered a financial instrument.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.

(j)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

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

(n)           Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of raw materials comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2011 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $2.8 million (2010: $3.8 million).

(o)           Property, plant and equipment

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

(p)           Leased assets

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

(q)           Income taxes

The Company applies FASB ASC 740, Income Taxes (“ASC 740”), which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  ASC 740 requires that the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement when considering uncertain tax positions.

 (r)           Government grants

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

(s)           Research and development credits

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

 (t)           Pension costs

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

(u)           Net income per ordinary share

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2011	2010	2009
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,379,338	59,718,934	58,636,878
Effect of dilutive share options outstanding	691,348	918,169	1,263,626
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	61,070,686	60,637,103	59,900,504

(v)           Share-based compensation

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

(w)           Impairment of long-lived assets

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

 (x)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2011	2010
	(in thousands)

At start of period/year	$-	$49,227
Additions	56,000	30,260
Disposals	(438)	(79,487)
Unrealized capital gain/(loss) - investments	(622)	-

At end of period/year	$54,940	-

The Company classifies its short term investments as available for sale.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A+” rated fixed and floating rate securities.  The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders’ equity.  Any differences between the cost and fair value of investments are represented by accrued interest. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

4. Goodwill

	December 31,	December 31,
	2011	2010
	(in thousands)
Opening goodwill	$175,860	$173,568
Current period acquisitions	83,656	3,505
Prior period acquisitions	-	2,539
Foreign exchange movement	(6,123)	(3,752)
Closing goodwill	$253,393	$175,860

The Company has made a number of strategic acquisitions since its inception to enhance its capabilities and experience in certain areas of the clinical development process.  Goodwill arising on acquisition represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed.  Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.

The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2011, indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.1million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. Further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in the period to June 30, 2013. At December 31, 2011 the Company has recorded a liability of €31.3 million ($40.6 million) in relation to these performance milestones.

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$687
Goodwill	48,073
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1,172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Purchase price	$68,491

Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductable.

The proforma effect of the Firecrest acquisition if completed on January 1, 2010 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2010 and December 31, 2011 as follows:

	Year Ended
	December 31,
	2011	2010
	(in thousands)
Net revenue	$952,729	$906,311
Net income	$25,851	$86,127
Basic earnings per share	$0.43	$1.44
Diluted earnings per share	$0.42	$1.42

(b) Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), a leading international health outcomes consultancy business, for an initial cash consideration of £17.8 million ($27.6 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.1 million) may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  In July 2011 the Company paid £3.3 million ($5.1 million) in respect of the first element of this additional consideration. The Company has recorded a liability of £3.2 million ($4.9 million) at December 31, 2011 in respect of the remaining performance milestones.  The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review. A liability for a further £0.8 million ($1.2 million) was recorded at December 31, 2011 relating to additional amounts payable in respect of the remaining elements of this review.

On January 14, 2011 a put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to March 31, 2012 if certain performance milestones are achieved.  On October 20, 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Company to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of amounts due in respect of the performance milestones. The Company has recorded a liability of £0.8 million ($1.2 million) at December 31, 2011 in respect of the remaining performance milestones.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill	35,583
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,335
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Purchase price	$52,335

Goodwill represents the cost of established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation and is not tax deductible.

The proforma effect of the Oxford Outcomes acquisition if completed on January 1, 2010 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2010 and December 31, 2011 as follows:

	Year Ended
	December 31,
	2011	2010
	(in thousands)
Net revenue	$945,729	$919,524
Net income	$22,880	$91,524
Basic earnings per share	$0.38	$1.53
Diluted earnings per share	$0.37	$1.51

(c) Prior Period Acquisitions of Timaq Medical Imaging

On May 17, 2010 the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry located in Zurich, Switzerland. The Company was acquired for an initial cash consideration of CHF 1.3 million ($1.2 million), with additional consideration of up to CHF 2.9 million ($2.6 million) payable if certain performance milestones are achieved by the Company.  The Company accrued CHF 2.9 million ($2.6 million) in relation to the additional consideration at date of acquisition.

On November 5, 2010 the first element of these performance milestones was achieved requiring deferred payments of CHF 0.3 million ($0.3 million) to the selling shareholders in each of the years ended December 31, 2010, December 31, 2011 and December 31, 2012.  As at December 31, 2011 CHF 0.6 million ($0.6 million) has been paid by the Company and a further CHF 0.3 million ($0.3 million) has been recorded as a liability in respect of the 2012 payment.  Further consideration of up to CHF 2.0 million is payable if the remaining performance milestones are achieved during the years ended December 31, 2010 to December 31, 2012. During the year ended December 31, 2011 the Company assessed the likelihood of the remaining milestones being achieved as remote and consequently has released CHF 2.0 million ($1.7 million) previously accrued in relation to these milestones.

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

The proforma effect of the Timaq Medical Imaging acquisition if completed on January 1, 2009 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2009 and December 31, 2010 as follows:

	Year Ended
	December 31,
	2010	2009
	(in thousands)
Net revenue	$900,370	$888,929
Net income	$86,594	$93,332
Basic earnings per share	$1.45	$1.59
Diluted earnings per share	$1.43	$1.56

(d) Prior Period Acquisitions - Acquisition of Healthcare Discoveries Inc.

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

5. Intangible Assets

	December 31,	December 31,
	2011	2010
Cost	(in thousands)
Customer relationships acquired	$22,193	$12,337
Technology asset acquired	11,169	-
Order backlog	3,260	1,470
Tradenames acquired	1,357	-
Volunteer list acquired	1,325	1,325
Foreign exchange movement	(1,728)	(55)
Total cost	37,576	15,077
Accumulated amortization	(9,467)	(6,933)
Foreign exchange movement	151	134
Net book value	$28,260	$8,278

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited, a market leading provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of certain tradenames and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 and 1.2 years, the estimated period of benefit.  $1,486,000 has been amortized in the period since the date of acquisition.

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 and 2 years, the estimated period of benefit.   $1,087,000 has been amortized in the period since the date of acquisition. A put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services.  The value of certain client relationships identified of $0.8 million is being amortized over approximately 3 years, the estimated period of benefit.  $417,000 has been amortized in the period since the date of acquisition.

During the year ended December 31, 2009 the Company completed the acquisitions of Qualia Clinical Services, Inc, a US provider of Phase I clinical trial services and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services. The value of certain client relationships identified of $0.4 million is being amortized over approximately 3 years, the estimated period of benefit.  $330,000 has been amortized in the period since the date of acquisition.

On July 1, 2004 the Company acquired 70% of the common stock of Beacon Biosciences Inc, a US provider of advanced imaging services.  On December 31, 2008 the remaining 30% of the common stock was acquired by the Company.  The value of certain customer relationships and order backlog identified of $0.2 million and $1.5 million respectively are being amortized over approximately 3 years, the estimated period of benefit.  $1,710,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $2,532,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit.  $1,896,000 has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2012 to December 31, 2016 is as follows:

Year ended December 31 (in thousands)
2012	$5,970
2013	4,534
2014	4,257
2015	4,208
2016	3,724
$22,693

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2011	2010
	(in thousands)
Cost
Land	$4,602	$3,597
Building	93,011	95,895
Computer equipment and software	178,477	155,547
Office furniture and fixtures	62,454	60,000
Laboratory equipment	32,134	31,260
Leasehold improvements	9,430	7,648
Motor vehicles	70	72
	380,178	354,019
Less accumulated depreciation and asset write off	(211,717)	(183,158)

Property, plant and equipment (net)	$168,461	$170,861

Total cost at December 31, 2011 includes $nil (2010: $825,000), which relates to assets held under capital finance leases. Related accumulated depreciation amounted to $nil (2010: $518,000).

7. Other Liabilities

	December 31,	December 31,
	2011	2010
	(in thousands)

Personnel related liabilities	$62,017	$54,983
Facility related liabilities	14,776	11,666
General overhead liabilities	24,520	24,052
Other liabilities	1,823	5,202
Short term government grants	79	111
Restructuring provisions (note 14)	3,874	315
Acquisition consideration payable	37,615	2,712
Share repurchase program	1,259	-
Short term finance leases (note 16)	-	158

	$145,963	$99,199

8. Other Non-Current Liabilities

	December 31,	December 31,
	2011	2010
	(in thousands)

Defined benefit pension obligations, net (note 9)	$4,903	$983
Acquisition consideration payable	11,903	-
Other non-current liabilities	3,232	3,676

	$20,038	$4,659

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 were $14,241,000, $14,206,000 and $16,644,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2009, December 31, 2010 and December 31, 2011 were $5,189,000, $6,603,000 and $7,064,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2011, December 31, 2010 and December 31, 2009, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2011	December 31, 2010
	(in thousands)
Benefit obligation at beginning of year	$16,482	$13,686
Service cost	212	184
Interest cost	931	746
Plan participants’ contributions	134	133
Benefits paid	(109)	(54)
Actuarial loss	2,621	2,232
Foreign currency exchange rate changes	(347)	(445)
Benefit obligation at end of year	$19,924	$16,482

Change in plan assets	December 31, 2011	December 31, 2010
	(in thousands)
Fair value of plan assets at beginning of year	$15,499	$13,573
Actual return on plan assets	(604)	2,003
Employer contributions	273	293
Plan participants’ contributions	135	133
Benefits paid	(109)	(54)
Foreign currency exchange rate changes	(173)	(449)
Fair value of plan assets at end of year	$15,021	$15,499

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2011	December 31, 2010
	(in thousands)
Projected benefit obligation	$(19,924)	$(16,482)
Fair value of plan assets	15,021	15,499
Funded status	$(4,903)	$(983)

Non-current other liabilities	$(4,903)	$(983)

Components of net periodic benefit cost/(credit)	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands)
Service cost	$212	$184	$182
Interest cost	931	746	673
Expected return on plan assets	(1,141)	(980)	(740)
Amortization of prior service costs	-	-	102
Amortization of net (gain)/loss	-	-	(23)
Net periodic benefit (credit)/cost	$2	$(50)	$194

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost/(credit) for the years ended December 31, 2009, December 31, 2010 and December 31, 2011:

	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
Discount rate	5.4%	5.7%	6.4%
Rate of compensation increase	4.0%	4.0%	4.2%
Expected rate of return on plan assets	7.1%	7.4%	6.8%

Accumulated other comprehensive income	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands)
Actuarial loss	$4,365	$1,209	$619
Prior service costs recognized in other comprehensive income	-	-	102
Less actuarial loss recognized in net periodic benefit cost	-	-	23
Prior service costs recognized in net periodic benefit cost	-	-	(102)
Total	$4,365	$1,209	$642

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $nil and $nil respectively.

Amounts recognized in accumulated other comprehensive income that has not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands)
Net actuarial (gain)/loss	$4,060	$(305)	$(1,514)
Total	$4,060	$(305)	$(1,514)

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2011:

	December 31,	December 31,
	2011	2010
Discount rate	4.7%	5.4%
Rate of compensation increase	3.5%	4.0%

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

The expected long-term rate of return on assets at December 31, 2011 of 5.8% was calculated as the value of the fund after application of a market value reduction factor.

At December 31, 2011 UK gilts were yielding around 2.8% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 year plus return.

The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
Equity	6.1%
Bonds	4.7%

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2011	December 31, 2010
Equity	90%	90%
Bonds	10%	10%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2011, gives rise to an expected overall rate of return of scheme assets of approximately 5.8% per annum.

Plan Asset Fair Value Measurements
Quoted Prices in Active Markets for Identical Assets
Level 1
(in thousands)

Cash	$2

Equity Securities
Legal and General UK Equity Index	5,426
Legal and General North America Equity Index	2,772
Legal and General Europe (ex UK) Equity Index	2,696
Legal and General Japan Equity Index	1,329
Legal and General Asia Pac (ex Japan) Equity Index	1,301

Fixed Income Securities
Legal and General over 15 year Gilts Index	495
Legal and General AAA-AA-A Bonds Over 15 year Index	499
Legal and General over 5 year Index-Linked Gilts Index	501
$15,021

Cash Flows

The Company expects to contribute $0.3 million to its pension fund in the year ending December 31, 2012.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

(in thousands)

2012	$78
2013	78
2014	78
2015	78
2016	78
Years 2017 - 2021	$385

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

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

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

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Share Option Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Share Option Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Share Option Plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Share Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2011 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2011, December 31, 2010 and December 31, 2009:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2008	5,222,263	5,222,263	$17.98	$7.24
Granted	932,133	932,133	$21.54	$8.47
Exercised	(489,370)	(489,370)	$9.03	$4.07
Cancelled	(256,804)	(256,804)	$26.60	$10.09
Outstanding at December 31, 2009	5,408,222	5,408,222	$18.99	$7.60
Granted	1,038,327	1,038,327	$24.34	$9.08
Exercised	(1,237,015)	(1,237,015)	$10.64	$4.69
Cancelled	(410,857)	(410,857)	$25.86	$9.91
Outstanding at December 31, 2010	4,798,677	4,798,677	$21.71	$8.47
Granted	989,449	989,449	$19.66	$8.20
Exercised	(430,340)	(430,340)	$10.84	$4.80
Cancelled	(454,968)	(454,968)	$25.77	$9.87
Outstanding at December 31, 2011	4,902,818	4,902,818	$21.87	$8.61

Vested and exercisable at December 31, 2011	2,368,508	2,368,508	$20.35	$8.08

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2011, was 4.68 years and 3.26 years respectively. 854,424 options are expected to vest during the year ended December 31, 2012.

The intrinsic value of options exercised during the year ended December 31, 2011 amounted to $2.9 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2011 amounted to $6.0 million and $5.9 million respectively.  Intrinsic value is calculated based on the market value of the Company’s shares at December 31, 2011.

Non vested shares outstanding as at December 31, 2011 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	2,673,674	$24.76	$9.48

Granted	989,449	19.66	8.20
Vested	(836,737)	23.00	9.01
Forfeited	(292,076)	26.31	10.00

Non vested outstanding at December 31, 2011	2,534,310	$23.30	$9.11

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2011:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$8.60	328,374	1.13	$8.60	328,374	$8.60
$8.88	17,000	0.09	$8.88	17,000	$8.88
$10.42	20,000	2.04	$10.42	20,000	$10.42
$11.00	455,653	2.09	$11.00	455,653	$11.00
$15.47	810	5.33	$15.47	270	$15.47
$15.84	103,000	5.33	$15.84	41,200	$15.84
$16.80	150,000	7.83	$16.80	-	$16.80
$17.17	30,000	7.85	$17.17	-	$17.17
$17.30	24,000	2.64	$17.30	24,000	$17.30
$18.00	70,000	2.83	$18.00	70,000	$18.00
$18.98	9,000	4.87	$18.98	5,400	$18.98
$19.45	33,000	6.82	$19.45	6,600	$19.45
$20.16	2,000	6.87	$20.16	400	$20.16
$20.28	749,339	7.17	$20.28	1,500	$20.28
$21.25	664,950	3.13	$21.25	523,894	$21.25
$21.76	1,000	3.31	$21.76	800	$21.76
$22.10	11,000	5.56	$22.10	4,400	$22.10
$22.26	574,818	5.15	$22.26	230,383	$22.26
$22.60	2,000	3.65	$22.60	1,600	$22.60
$22.93	10,000	7.56	$22.93	-	$22.93
$23.06	10,000	6.62	$23.06	2,000	$23.06
$23.20	4,000	6.70	$23.20	800	$23.20
$24.25	150,000	6.18	$24.25	-	$24.25
$24.46	651,264	6.17	$24.46	134,962	$24.46
$26.20	2,400	6.38	$26.20	480	$26.20
$26.27	2,000	4.81	$26.27	1,200	$26.27
$27.91	2,000	6.42	$27.91	400	$27.91
$29.45	8,000	6.33	$29.45	1,600	$29.45
$35.33	808,210	4.15	$35.33	489,292	$35.33
$36.05	6,000	4.40	$36.05	4,500	$36.05
$36.20	2,000	4.33	$36.20	1,200	$36.20
$41.25	1,000	4.67	$41.25	600	$41.25
$8.60 - $41.25	4,902,818	4.68	$21.87	2,368,508	$20.35

Options granted at exercise prices ranging from $8.60 to $18.00 have fully vested at December 31, 2011. Substantially all options vest over a five year period from the date of grant.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2011, December 31, 2010 and December 31, 2009 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009

Weighted average fair value	$8.20	$9.08	$8.47

Assumptions:
Expected volatility	45%	45%	45%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.4%	1.5%	0.2%
Expected life	5.0 years	4.05 years	5.11 years

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

Restricted Share Units

The Company has awarded restricted Share Units (“RSU’s”) to certain key executives of the Group.  Details of RSU’s granted during the year ended December 31, 2011 were as follows:

RSU’s Awarded		Date of Award	Vesting Date	Market Price on Date of Award

100,000		February 10, 2011	February 10, 2016	$22.11

120,000	*	March 3, 2011	March 3, 2014	$20.28

10,000		June 7, 2011	June 7, 2014	$24.60

100,000		October 1, 2011	October 1, 2014	$16.08

5,000		October 27, 2011	October 27, 2014	$17.65

30,000		November 7, 2011	November 7, 2014	$17.17

* includes 100,000 RSU’s awarded to Mr. Peter Gray which are not expected to vest following his retirement as CEO of the Company on September 30, 2011.

The Company also awarded RSU’s in prior periods.  On August 7, 2008 the Company awarded 6,280 RSU’s to certain key employees of the Group.  These RSU’s vested over periods ranging from February 26, 2009 to February 26, 2011.  The market value of the Company’s ordinary shares on date of award was $41.95.  On August 16, 2010 the Company issued 2,512 ordinary shares relating to certain of these RSU awards.  On May 20, 2011 the Company issued a further 3,768 ordinary shares relating to the remaining RSU awards.

The following table summarizes the movement in non-vested RSU’s during the year ended December 31, 2011:

	Number of Units	Weighted Average Fair Value

Non vested outstanding at December 31, 2010	1,256	$41.95

Granted	365,000	$19.46
Vested	(1,256)	$41.95

Non vested outstanding at December 31, 2011	365,000	$19.46

The fair value of stock awards vested for the year ended December 31, 2011 totaled $0.1 million (2010: $0.1 million).

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2011 is stated after charging $9.4 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2011 has been allocated to direct costs and selling, general and administrative expenses as follows:

	Year ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	(in thousands)
Direct costs	$5,155	$4,049	$3,776
Selling, general and administrative	$4,200	$3,359	$3,577

Total compensation costs	$9,355	$7,408	$7,353

Total non-cash stock compensation expense not yet recognized at December 31, 2011 amounted to $20.6 million.  The weighted average period over which this is expected to be recognized is 3.0 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $0.7 million for the year ended December 31, 2011 (2010: $2.3 million, 2009: $0.5 million).

11. Government Grants

	December 31,	December 31,
	2011	2010
	(in thousands)
Received	$3,133	$3,126
Less accumulated amortization	(1,994)	(1,879)
Foreign exchange translation adjustment	291	334
	1,430	1,581
Less current portion	(79)	(111)
	$1,351	$1,470

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.  Government grants amortized to the profit and loss account amounted to $115,000 and $220,000 for the years ended December 31, 2011 and December 31, 2010 respectively.   As at December 31, 2011 the Company had $1.4 million in restricted retained earnings, pursuant to the terms of grant agreements.

12. Share Capital

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

During the year ended December 31, 2009, 489,370 options were exercised by employees at an average exercise price of $9.03 per share for total proceeds of $4.4 million.

During the year ended December 31, 2010, 1,237,015 options were exercised by employees at an average exercise price of $10.64 per share for total proceeds of $13.2 million.  During the year ended December 31, 2010 2,512 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

During the year ended December 31, 2011, 430,340 options were exercised by employees at an average exercise price of $10.84 per share for total proceeds of $4.7 million. During the year ended December 31, 2010 3,768 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company. All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares is transferred to a capital redemption reserve fund as required under Irish Company Law.

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  The Company intends to enter further share repurchase plans, to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting on July, 18 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase program, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorization and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.The program is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase program will be made independently of and uninfluenced by the Company.  The Company confirms that on entering the two repurchase plans on November 22, 2011 it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase program.  All Ordinary Shares repurchased by the Company will be cancelled.  The Company currently intends to complete repurchases within a 12 month period.

During the year ended December 31, 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

13. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$(33,732)	$37,298	$51,783
United States	13,317	12,276	12,997
Other	49,410	43,150	39,894

Income before provision for income taxes	$28,995	$92,724	$104,674

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Provision for income taxes:
Current:
Ireland	$351	$4,522	$(3,841)
United States	6,367	(1,915)	9,492
Other	5,518	712	8,077

Total current tax	12,236	3,319	13,728

Deferred expense/(benefit):
Ireland	(3,825)	788	(703)
United States	(1,711)	1,322	(1,672)
Other	(585)	224	(978)

Total deferred tax expense/(benefit)	(6,121)	2,334	(3,353)

Provision for income taxes	6,115	5,653	10,375

Impact on shareholders equity of the tax consequence of :
Stock compensation expense	(681)	(2,345)	(487)
Currency impact of long term funding	(294)	198	1,142

Total	$5,140	$3,506	$11,030

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2010:12.5%; 2011: 12.5%)	$3,625	$11,590	$13,084
Foreign and other income taxed at higher/(reduced) rates	5,373	(4,765)	9,319
Research & development tax incentives	(6,341)	(1,927)	(15,872)
Movement in valuation allowance	4,362	822	4,027
Prior year over provision in respect of foreign taxes	(83)	(285)	(329)
Effects of permanent items	(615)	97	65
Other	(206)	121	81

	$6,115	$5,653	$10,375

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$7,331	$6,645	$6,100
Goodwill and related assets	9,443	8,055	6,301
Other intangible assets	3,525	223	1,312
Accruals	1,185	149	12
Other	97	835	750

Total deferred tax liabilities recognized	21,581	15,907	14,475

Deferred tax assets:
Net operating loss carry forwards	21,981	16,580	12,826
Property, plant and equipment	1,324	882	1,090
Accrued expenses and payments on account	11,652	6,607	9,313
Stock options	4,818	3,522	3,547
Deferred compensation expense	1,197	1,349	947
Other	214	90	239
Total deferred tax assets	41,186	29,030	27,962
Valuation allowance for deferred tax assets	(16,445)	(12,290)	(10,411)

Deferred tax assets recognized	$24,741	$16,740	$17,551

Net deferred tax asset	$3,160	$833	$3,076

$10.1 million (2010:$10.0 million) of the deferred tax asset of $24.7 million (2010:$16.7 million) above is non-current.  $20.4 million (2010:$13.9 million) of the deferred tax liability of $21.6 million (2010:$15.9 million) is non-current.

At December 31, 2011 non-U.S subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $83.1 million (2010:$43.3 million). At December 31, 2011 non-U.S. subsidiaries also had additional operating loss carry forwards of $5.6 million which are due to expire between 2012 and 2014.

At December 31, 2011 ICON Central Laboratories Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss (“NOL”) carry forwards of approximately $4.9 million and $13.1 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2012 and 2031.  Of the $4.9 million U.S. Federal and $13.1 million State net operating losses, approximately $3.9 million and $12.1 million are currently available for offset against future U.S. Federal and State taxable income respectively. Annual utilization of these state net operating losses may be limited by specific state rules. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss carry forwards of $1.0 million and $1.0 million, respectively is further limited to $113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2012- 2014	$226	$226
2015- 2019	678	678
2020- 2031	4,034	12,180

	$4,938	$13,084

In addition, ICON Central Laboratories Inc has alternative minimum tax credit carry forwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  It also has general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

At December 31, 2011 ICON Clinical Research Inc. and its U.S. subsidiaries had U.S. State net loss and credit forwards of approximately $1.2 million. These net operating losses are available for offset against future, or in some cases prior, taxable income in the relevant state and generally expire between 2020 and 2031.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)
2012- 2014	$-	$-
2015- 2019	-	-
2020- 2031	-	1,235

	$-	$1,235

ICON Clinical Research, Inc. has tax credit carry forwards of approximately U.S. $0.1 million that are available to reduce future income taxes, if any.  These credits begin to expire in 2012 and are subject to an annual limitation that will prevent full utilization before expiration.

At December 31, 2011 Oxford Outcomes, Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately $0.8 million and $0.9 million, respectively. These net operating losses are available for offset against future, or in some cases prior, taxable income in the relevant state and generally expire between 2030 and 2032.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)
2012- 2014	$-	$-
2015- 2019	-	-
2020- 2031	337	406
2032	489	497

	$826	$903

The valuation allowance at December 31, 2011 was approximately $16.4 million.  The valuation allowance for deferred tax assets as of December 31, 2010 and December 31, 2009 was $12.3 million and $10.4 million respectively. The net change in the total valuation allowance was an increase of $4.1 million during 2011 and an increase of $1.9 million during 2010.

The valuation allowances at December 31, 2011 and December 31, 2010 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2011 and prior years as the Company considers these earnings to be indefinitely reinvested.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2011	2010	2009
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$8,566	$15,855	$13,643

Increase related to prior year tax positions	304	189	373
Decrease related to prior year tax positions	(36)	(3,861)	-
Increase related to current year tax positions	482	-	2,512
Settlements	-	(289)	(75)
Lapse of statute of limitations	(2,773)	(3,328)	(598)

Gross amount of unrecognized tax benefits at end of year	$6,543	$8,566	$15,855

The Company does not anticipate that the amount of unrecognized tax benefits at December 31, 2011 will significantly change in the coming year.

Included in the balance of total unrecognized tax benefits at December 31, 2011 there were net potential benefits of $6.5 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2010 and December 31, 2009 included net potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $8.1 million and $15.4 million respectively.

Interest and penalties recognized as a net benefit during the year ended December 31, 2011 amounted to $0.4 million (2010: $1.8 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2010 and December 31, 2009 were $1.2 million and $1.7 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in our major jurisdictions.  In the United States tax periods open to audit include the years ended December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011.  In Ireland tax periods open to audit include the years ended December 31, 2007, December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011.  During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Non-recurring charges, net

Non-recurring charges, net recognized during the year ended December 31, 2011 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2011	2010	2009
	(in thousands)
Restructuring charges	9,817	-	$13,301
Research and development incentives	-	-	(4,493)
Net charge	$9,817	-	$8,808

Restructuring Charges

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 Restructuring Plan”), which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized in respect of this plan during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under the Q1 Restructuring Plan related to the clinical research segment, while $1.5 million related to our central laboratory business.

During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 Restructuring Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized in respect of this plan during the three months ended September 30, 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognized under the Q3 Restructuring Plan related to the clinical research segment.

Details of the movement in the 2011 Restructuring Plan recognized during the year ended December 31, 2011 is as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$7,836	$1,981	$9,817

Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)

Closing provision	$2,234	$1,640	$3,874

During the year ended December 31, 2009 the Company also conducted a review of its operations in response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets.  This review resulted in the adoption of a restructuring plan (the “2009 Restructuring Plan”) which resulted in resource rationalizations in certain of the more mature markets in which the Company operates and the closure of certain of the Company’s office facilities.  A restructuring charge of $13.4 million was recognised, $8.5 million in respect of office consolidations and $4.9 million in respect of workforce reductions. $12.9 million of these costs recognised under this plan related to our clinical research segment while $0.5 million related to our central laboratory business.

Details of movement in the 2009 Restructuring Plan recognized during the years ended December 31, 2009 to December 2011 is as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognised	$4,886	$8,548	$13,434
Amounts released	-	(133)	(133)
Net provision recognised	4,886	8,415	13,301

Cash payments	(4,886)	(6,503)	(11,389)
Property, plant and equipment write-off	-	(1,912)	(1,912)
Closing provision	$-	$-	$-

Research and Development Tax Incentives

During the year ended December 31, 2009 the Company received research and development incentives in certain jurisdictions in which it operates.  Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of the operating expenditure to which the credits relate. During the year ended December 31, 2009 the Company recognized income of $4.5 million in respect of research and development tax incentives received during the current year but related to prior years.

15. Significant Concentrations

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2011 comprises:

	December 31,	December 31,
	2011	2010
	(in thousands)
Opening provision	$3,284	$5,210
Amounts used during the year	(945)	(2,192)
Amounts provided during the year	4,190	3,414
Amounts released during the year	(1,003)	(3,148)

Closing provision	$5,526	$3,284

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $52.2 million, $46.0 million and $45.2 million in rental expense for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2012	$36,927
2013	31,564
2014	26,582
2015	20,088
2016	16,681
Thereafter	26,884

Total	$158,726

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  The Company intends to enter further share repurchase plans, to effect the share repurchase program in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorization granted at the Company’s annual general meeting on July, 18 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange. At December 31, 2011 $10.0 million remains outstanding under the above repurchase plans.

17. Business Segment Information

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.  The Company also provides laboratory services through its central laboratory business, which includes the Company’s central laboratories located in Dublin, New York, India, Singapore and China.

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information. The Company has determined that it has two reportable segments, its Clinical Research segment and Central Laboratory segment.

The Company's areas of operation outside of Ireland principally include the Ireland, United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at December 31, 2011 and December 31, 2010 and for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$88,869	$128,790	$151,618
Rest of Europe	348,492	292,567	251,104
U.S.	393,957	381,196	408,561
Other	114,411	97,491	76,329

Total	$945,729	$900,044	$887,612

b)	The distribution of net revenue by business segment was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Central laboratory	$71,549	$63,813	$70,656
Clinical research	874,180	836,231	816,956

Total	$945,729	$900,044	$887,612

c)	The distribution of income from operations by geographical area was as follows:

	Year ended
	December	December	December
	2011	2011	2011
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Ireland	$(33,139)	$(1,564)	$(34,703)
Rest of Europe	35,175	(3,000)	32,175
U.S.	30,127	(5,253)	24,874
Other	7,097	-	7,097

Total	$39,260	$(9,817)	$29,443

	Year ended
	December	December	December
	2010	2010	2010
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Ireland	$36,636	-	$36,636
Rest of Europe	24,212	-	24,212
U.S.	25,017	-	25,017
Other	6,230	-	6,230

Total	$92,095	-	$92,095

	Year ended
	December	December	December
	2009	2009	2009
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Ireland	$54,010	$73	$54,083
Rest of Europe	21,537	2,408	23,945
U.S.	36,280	(11,289)	24,991
Other	4,433	-	4,433

Total	$116,260	$(8,808)	$107,452

d)	The distribution of income from operations by business segment was as follows:

	Year ended
	December	December	December
	2011	2011	2011
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Central laboratory	$(661)	$(1,545)	$(2,206)
Clinical research	39,921	(8,272)	31,649

Total	$39,260	$(9,817)	$29,443

	Year ended
	December	December	December
	2010	2010	2010
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Central laboratory	$(12,759)	-	$(12,759)
Clinical research	104,854	-	104,854

Total	$92,095	-	$92,095

	Year ended
	December	December	December
	2009	2009	2009
	Excluding Non- recurring charges, net	Non- recurring charges, net	Including Non- recurring charges, net
	(in thousands)
Central laboratory	$5,338	$(309)	$5,029
Clinical research	110,922	(8,499)	102,423

Total	$116,260	$(8,808)	$107,452

e)	The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2011	2010
	(in thousands)
Ireland	$109,953	$109,919
Rest of Europe	16,419	16,675
U.S.	33,086	33,855
Other	9,003	10,412

Total	$168,461	$170,861

f)	The distribution of property, plant and equipment, net, by business segment was as follows:

	December 31,	December 31,
	2011	2010
	(in thousands)
Central laboratory	$18,292	$21,106
Clinical research	150,169	149,755

Total	$168,461	$170,861

g)    The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$15,192	$11,840	$9,459
Rest of Europe	7,057	5,543	5,960
U.S.	12,427	12,422	13,945
Other	4,006	4,068	3,295

Total	$38,682	$33,873	$32,659

h)    The distribution of depreciation and amortization by business segment was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Central laboratory	$3,721	$4,888	$3,724
Clinical research	34,961	28,985	28,935

Total	$38,682	$33,873	$32,659

i)    The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2011	2010
	(in thousands)
Ireland	$414,510	$418,098
Rest of Europe	216,313	173,668
U.S.	363,527	329,971
Other	41,117	27,801

Total	$1,035,467	$949,538

j) The distribution of total assets by business segment was as follows:

	December 31,	December 31,
	2011	2010
	(in thousands)
Central laboratory	$55,184	$60,004
Clinical research	980,283	889,534

Total	$1,035,467	$949,538

k) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$16,987	$16,095	$11,988
Rest of Europe	4,795	5,869	3,444
U.S.	10,222	5,852	14,730
Other	4,001	3,777	4,652

Total	$36,005	$31,593	$34,814

l) The distribution of capital expenditures by business segment was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Central laboratory	$1,449	$3,991	$10,774
Clinical research	34,556	27,602	24,040

Total	$36,005	$31,593	$34,814

m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December	December	December
	2011	2010	2009

Client A	13%	*	*

* Net revenue did not exceed 10%.

n) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$762	$1,277	$175
Rest of Europe	364	406	422
U.S.	18	22	135
Other	50	56	20

Total	$1,194	$1,761	$752

o) The distribution of interest income by business segment was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Central laboratory	$18	$20	$18
Clinical research	1,176	1,741	734

Total	$1,194	$1,761	$752

p) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Ireland	$(3,475)	$5,310	$(4,544)
Rest of Europe	657	(1,606)	4,202
U.S.	4,656	(593)	7,820
Other	4,277	2,542	2,897

Total	$6,115	$5,653	$10,375

q) The distribution of the tax charge by business segment was as follows:

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)
Central laboratory	$(175)	$(2,858)	$610
Clinical research	6,290	8,511	9,765

Total	$6,115	$5,653	$10,375

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2011	2010	2009
	(in thousands)

Non-cash interest on acquisition consideration payable*	$743	$-	$-

Cash paid for interest	$388	$833	$3,642

Cash paid for income taxes	$22,723	$14,634	$12,977
* recorded within interest expense

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2011	2010
	(in thousands)
Currency translation adjustments	$7,609	$18,956
Currency impact on long term funding	(20,913)	(20,111)
Tax on currency impact on long term funding	1,540	1,246
Actuarial gain on defined benefit pension plan (note 9)	(4,060)	305
Unrealised capital gain(loss) – investments (note 3)	(622)	-

Total	$(16,446)	$396

20. Impact of New Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. ASU 2011- 08 is effective for fiscal years beginning after December 15, 2011.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 permits an entity to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. ASU 2011-05 is effective for fiscal years ending after December 15, 2012. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a separate statement of other comprehensive income following the statement of income in 2012.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. ASU 2011- 04 is effective prospectively for interim and annual periods beginning after December 15, 2011.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A).  ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates is necessary. ASU No. 2010-28 is effective for fiscal years beginning after December 15, 2010.

21. Related Parties

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

22. Subsequent Events

Acquisition of BeijingWits Medical Limited

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, for an initial cash consideration of $9.0 million.

BeijingWits offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in the period to December 31, 2013.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$172
Cash and cash equivalents	587
Accounts receivable	657
Other current assets	490
Current liabilities	(1,046)
Total	$860

Acquisition of PriceSpective LLC

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting, for an initial cash consideration of $40.0 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since the company’s inception in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million may become payable if certain performance milestones are achieved in the period to December 2012.

The following table summarizes the Company’s provisional estimates of the fair values of assets acquired and the liabilities assumed:

February 28
2012
(in thousands)
Property, plant and equipment	$247
Cash and cash equivalents	876
Accounts receivable	6,049
Other current assets	372
Current liabilities	(5,619)
Total	$1,925

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Date March 2, 2012	Brendan Brennan
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title

3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 22, 2011.)

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1	Consent of KPMG, Independent Registered Public Accounting Firm

101.1	Interactive Data Files (XBRL - Related Documents)

*           Filed herewith