Form 20-F
period 2012-12-31
ICON PLC
filed 2013-03-06
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________
FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2012
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securties Exchange Act of 1934.
______ ____
Commission File Number: 000-29714
ICON PUBLIC LIMITED COMPANY

(Exact name of Registrant as Specified in its Charter)
ICON PUBLIC LIMITED COMPANY

(Translation of Registrant’s name into English)
Ireland

(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND

(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000

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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,287,498 Ordinary Shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as determined in Rule 405 of the Securities Act. Yes X     No__
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __    No X
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes X     No__
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months: Yes X     No__
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer.
Large accelerated filer X                                                                            Accelerated filer __                                                      Non-accelerated filer __
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued	Other __
by the International Accounting Standards Board __

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by seventeen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy, Finland, Belgium and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives and other factors identified in the Company’s Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 to 11. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$1,503,993	$1,296,509	$1,263,147	$1,258,227	$1,209,451
Reimbursable expenses (1)	(388,987)	(350,780)	(363,103)	(370,615)	(344,203)
Net revenue	1,115,006	945,729	900,044	887,612	865,248
Costs and expenses:
Direct costs	717,750	611,923	541,388	507,783	489,238
Selling, general and administrative	280,780	255,864	232,688	230,910	248,778
Depreciation and amortization	42,823	38,682	33,873	32,659	27,728
Restructuring and other items (2), (3),(4)	5,636	9,817	-	8,808	-
Total costs and expenses	1,046,989	916,286	807,949	780,160	765,744
Income from operations	68,017	29,443	92,095	107,452	99,504
Net interest (expense) / income	(796)	(448)	629	(2,778)	(1,224)
Income before provision for income taxes	67,221	28,995	92,724	104,674	98,280
Provision for income taxes	(11,801)	(6,115)	(5,653)	(10,375)	(19,967)
Non-controlling interest	-	-	-	-	(193)
Net income	$55,420	$22,880	$87,071	$94,299	$78,120

Net income per ordinary share (5): Basic	$0.92	$0.38	$1.46	$1.61	$1.34
Diluted	$0.92	$0.37	$1.44	$1.57	$1.30

Weighted average number of ordinary shares outstanding:
Basic	59,968,174	60,379,338	59,718,934	58,636,878	58,245,240
Diluted	60,450,706	61,070,686	60,637,103	59,900,504	60,221,587

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$114,047	$119,237	$255,706	$144,801	$58,378
Short term investments	76,183	54,940	-	49,227	42,726
Working capital	250,326	253,514	330,333	235,906	185,957
Total assets	1,202,108	1,027,517	949,538	908,398	867,285
Total debt	-	-	-	-	105,379
Long term government grants	1,427	1,351	1,470	1,750	1,386
Long term liabilities	14,312	20,038	4,659	2,844	1,880
Ordinary share capital	5,067	5,055	5,063	4,965	4,921
Additional paid-in capital	237,217	211,549	196,960	174,188	162,057
Shareholders’ equity	$754,575	$681,544	$669,999	$572,246	$456,366

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
Restructuring and other items of $5.6 million were recorded during the year ended December 31, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended December 31, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the year ended December 31, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain other charges of $1.1 million in relation to the retirement of Mr. Peter Gray, former Vice Chairman of the Board and former CEO of the Company in 2012. See Note 14 to the Audited Consolidated Financial Statements.

(3)
Restructuring charges of $9.8 million were recorded during the year ended December 31, 2011. During 2011 the Company conducted a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities. This review resulted in the adoption of an initial restructuring plan, which included the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates. A further restructuring plan was also adopted during 2011 which resulted in the relocation of the Company’s facility in Maryland, USA and further resource rationalizations. See Note 14 to the Audited Consolidated Financial Statements.

(4)
Restructuring charges of $8.8 million were recorded during the year ended December 31, 2009. During 2009 the Company conducted a review of its infrastructure to better align its resources with the needs of its clients. This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates and the recognition of a restructuring charge of $13.3 million. This was partially offset by research and development incentives of $4.5 million received by the Company in certain European Union jurisdictions in which it operates.

(5)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

Risk Factors

Risk Related to Our Business and Operations

We depend on a limited number of customers and a loss of or significant decrease in business from one or more of them could affect our business.

The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2011 37% of our net revenues were derived from our top five customers, with 13% of our net revenues derived from one customer. No other customer contributed more than 10% of net revenues during this period.  During the year ended December 31, 2010 33% of our net revenues were derived from our top five customers, with no one customer contributing more than 10% of net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognize and negotiate change orders for changes in the resources required or the scope of the work to be performed the Company could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our customers discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability; although, in the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

•	the failure of products being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product;

•	a decision that a particular study is no longer necessary or viable;

•	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or

•	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract a sufficient number and calibre of clinical research professionals at an acceptable cost would impact our future performace and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient patient enrollment, may result in result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services could have a material adverse effect on our business.

We are highly dependent on information technology. If our systems fail or are unreliable our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Company operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from, amongst others, natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, or other computer systems, internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

A significant portion of our operations rely on the secure processing, storage and transmission of confidential information, including client and personal confidential information.   For example, through our Phase I business, we obtain and store personal health-related information of participating subjects. Our activities are subject to a risk of cyber security issues and/or attacks which could result in the disclosure or loss of confidential client or customer information, damage to our reputation, additional costs, regulatory penalties and financial losses.  Despite our security measures, our computer systems, software and networks, or those of our suppliers, customers and so on, are vulnerable to unauthorized access, loss or destruction of data (including confidential client information and personal health data), hardware malfunctions, unavailability of service, computer viruses or other malicious code, cyber attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure.

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

We develop and maintain computer run interactive voice response systems to automatically manage the randomization of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial and/or liability claims against the Company among other things.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-in-human trials. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

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

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. This has generally been positive for CROs as it has resulted in increased outsourcing by these companies.  However, in an effort to drive further efficiencies in their development processes, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  We believe this trend will benefit large CRO’s with global capabilities and expertise such as ICON and may also lead to increased outsourcing spend.  However,  the failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates.  Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry.  A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

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

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution.  While we believe that adequate provisions for income taxes have been made in our financial statements, the resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

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

We have made a number of acquisitions in the past and will continue to review new acquisition opportunities.  The cost of many of these acquisitions includes a portion which is contingent upon certain future events, such as the achievement of a particular revenue or earnings target.   Where an acquisition agreement provides for such additional consideration, the amount of the estimated additional consideration is recognized at the acquisition date fair value.  Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated statement of operations or other comprehensive income depending on whether the asset or liability is considered a financial instrument.  Significant estimates and judgements are required in estimating the acquisition date fair value of the additional consideration. Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable which could have a significant impact on our results of operations.

The Company is exposed to various risks in relation to our cash and cash equivalents and short term investments.

The Company’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

•	termination of any research;
•	disqualification of data;
•	denial of the right to conduct business;
•	criminal penalties;
•	other enforcement actions;
•	loss of clients and/or business; and
•	litigation from clients and resulting material penalties, damages and costs.

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

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Finally, we operate in some countries where national laws may require not only proper books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws and the large number of employees and contractors we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached, for example through negligent behavior of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Customer Claims
If we breach the terms of an agreement with a client (for example if we fail to comply with all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect should an employee fail to comply with all applicable regulations and Good Clinical Practice and thereby exposing us to the risk of claims by clients.

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

Item 4.  Information on the Company.

Business

ICON public limited company (“ICON plc”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2012, we employed approximately 9,500 employees, in 82 locations in 40 countries. During the year ended December 31, 2012, we derived approximately 42.3%, 45.8% and 11.9% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions, to enhance our capabilities and expertise in certain areas of the clinical development process.

On February 15, 2013 the Company acquired the Clinical Trial Services Division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services Division’s services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

On February 28, 2012 the Company acquired PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (HEOR), due diligence support and payer engagement services. Since the company’s inception in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas.

On February 15, 2012 the Company acquired BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

On December 17, 2012 the Company’s shareholders voted in favour of terminating the Company’s ADR programme and replacing its ADRs with a direct listing of its shares on NASDAQ. The Company also decided to cancel the Company’s secondary listing on the official list of the Irish Stock Exchange, mainly due to the very low levels of liquidity in the Company’s shares on this exchange.  This followed a review by the Company of its share trading arrangements with the objective of ensuring that the arrangements in place are appropriate to the size, scale and locations of the business, are conducive to supporting a liquid market in the Company’s shares, enhance the Company’s profile and attractions for a wide range of international investors, and that the costs and maintenance of the associated trading arrangements are proportionate to the expected benefits.  The last day of trading of the Company’s shares on the Irish Stock Exchange was January 29, 2013 with the Company’s delisting from the Irish Stock Exchange being effected as of January 30, 2013.  Direct trading of the Company’s shares on NASDAQ commenced on February 4, 2013.

We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

The CRO industry provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and to cost-effectively maximize the profit potential of both patent-protected and generic products. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analyses, post marketing surveillance, regulatory affairs services and central laboratory services. CROs are required to provide these services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients (Sponsors), the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to conduct multiple phases of clinical trials on behalf of pharmaceutical, biotechnology and medical device companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many also seeking to form strategic partnerships with global CROs in an effort to drive incremental development efficiencies.  We believe that this trend will further concentrate the market share among CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.

New Drug Development – Ethical Pharmaceuticals and Biologics - An Overview

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review in order to determine that it is safe and effective. The following discussion primarily relates to the U.S. Food and Drug Administration (FDA) approval process for such products. Similar procedures must be followed for product development with other global regulatory agencies. The stages of this development process are as follows:

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

Post-Marketing Surveillance and Phase IV Studies. Federal regulation requires the Sponsor to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the Sponsor markets it (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, FDA and other regulatory agencies are requiring Sponsors of marketed drugs or biologics to prepare Risk Management plans which are aimed at assessing areas of product risk and plans for managing such risk should they occur.  The FDA Amendment Act of 2007 has imposed additional regulatory requirements on Sponsors which address product safety, to conduct post-marketing surveillance studies and to submit the clinical trial information, including clinical study results of investigational and marketed products, to a databank managed and maintained by the National Institutes of Health.  The information is accessible to the public via the worldwide web.  This action was taken as a result to increase “public transparency” of Sponsor’s clinical studies and respective clinical results.

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on industry surveys and investment analyst research, we estimate that clinical development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2012 was approximately $27.5 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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
Whilst the total number of compounds that have entered clinical development has risen over the last few years, the number of novel drugs that have successfully been approved for marketing has remained relatively stable. Pharmaceutical and biotechnology companies have responded in a number of ways including looking to extend the product life cycle of existing drugs and initiating programs to drive efficiency in the development process. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly Phase I-III. In parallel, regulatory initiatives such as the FDA’s “Critical Path” and the emergence of techniques such as adaptive trial design are focused on ensuring unsafe or ineffective drugs are eliminated from the development process earlier, allowing effective treatments to get to patients quicker at potentially reduced development costs.

Pressure to Accelerate Time to Markets; Globalization of the Marketplace.
Reducing product development time maximizes the client’s potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global capabilities and considerable knowledge and experience in a broad range of therapeutic areas are a key resource to support a global regulatory approval strategy. Alongside this, the increasing need to access pools of new patients is leading to the conduct of clinical trials in new “emerging regions” such as Eastern Europe, Latin America, Asia-Pacific, South America and India. We believe that having access to both traditional and emerging clinical research markets gives global CROs a competitive advantage.

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

Cost Containment Pressures.
Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger drug companies in particular are actively entering strategic partnerships with a limited number of CROs in an effort to drive increased efficiencies.  The CRO industry and in particular large CROs with global capabilities and considerable scientific knowledge and expertise are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

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

The ICON Strategy

The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life.  Our vision is to be the global CRO partner of choice for the biopharma and medical device industries by delivering best in class information, solutions and performance in clinical and outcomes research.

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

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients in particular are seeking to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models.  As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis.  Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical and operational data with clients will therefore become increasingly important for CROs.  The Company will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

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

We will also continue to build our positions in emerging markets and have expanded our presence in regions such as Asia-Pacific, in particular in China and Japan, as is evident from our acquisition of BeijingWits Medical Limited, a leading Chinese CRO. Additionally we are taking steps to address new and emerging markets such as the market for biosimilars and government sponsored research programs.

Competitiveness

We continue to enhance our operating processes and delivery models to gain competitive advantage. Our proprietary ICONIK platform, which integrates clinical data across multiple systems, is helping us drive better project execution and identify significant operational efficiencies. We are also reducing patient recruitment times through enhanced site and investigator selection based on key performance metrics and we continue to work with investigator sites to optimise study conduct and enhance data quality. Our Firecrest technology is supporting our efforts in this area.

We are successfully leveraging our support costs and have created global business support infrastructure across functions such as Finance, Information Technology, Facilities and Human Resources which is helping us to enhance service levels whilst driving down the costs of this service provision.

Leadership

Underpinning all our strategies are our people.  The need to grow and retain talent within the organisation is fundamental in enabling us to be the global CRO partner of choice.  The Company’s talent review and succession planning processes are core strategies in the achievement of this objective. We are working with leading academic institutions to develop management development programmes that our employees can leverage and are also creating tailored clinical research related study programmes that can help produce a pool of future talent.

Leverging Technology

Developing best in class information to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving our objectives.  Our proprietary ICONIK platform, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development will be a key tool in this regard. Firecrest’s comprehensive site performance management system, a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms amongst others, to be rolled out quickly and simultaneously to investigative sites is also a key platform in this regard and will allow site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines are met and study parameters are met (see information systems on page 21 for further information).

Enhance Expertise

Increased scientific knowledge and expertise will be important as clients will increasingly look to their partners for advice and guidance on how to identify promising drug candidates earlier in the development process and eliminate others. Having the right blend of scientific and commercial leadership in this area will be of key importance. The Company has made a number of strategic acquisitions in recent years to build scale in our Phase 1 service offerings and in parallel develop our scientific base in areas such as special patient populations, biomarkers and large molecule bioanalysis. We continue to build additional expertise in this and other areas (epidemiological, outcomes, regulatory and market access).

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

Our core Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. Specific clinical research services offered include:

o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form ("CRF") Preparation
o	Statistical Analysis
o	Patient Safety Monitoring
o	Clinical Data Management
o	IVR (Interactive Voice Response)
o	Electronic Patient Reported Outcomes
o	Medical Reporting
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Marker Access and commercialization services
o	Strategic Analysis and Data Operations
o	Clinical Pharmacology
o	Bioanalysis
o	Immunoassay development
o	Pharmacokinetic and Pharmacodynamic analysis
o	Study Protocol Preparation
o	Regulatory Consulting
o	Product Development Planning
o	Strategic Consulting
o	Pricing and Market Access Consulting
o	Medical Imaging
o	Contract Staffing
o	Electronic Endpoint Adjudication

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

Competition

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have substantially greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis including the ability to recruit suitable investigators and patients, the ability to manage large and complex medical databases, the ability to provide additional drug development consulting services, the ability to integrate and make available clinical and operational data  to improve the efficiency of contract research, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., Inventiv Health, PAREXEL International Corporation, Pharmaceutical Product Development Inc. and Quintiles Transnational Corporation. Globalization is driving market share to global CROs while the trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients, skilled employees and acquisition candidates.

Customers

During the year ended December 31, 2012 revenue was earned from over 580 clients. The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2011 37% of our net revenues were derived from our top five customers, with 13% of our net revenues derived from one customer. No other customer contributed more than 10% of net revenues during this period.  During the year ended December 31, 2010 33% of our net revenues were derived from our top five customers, with no one customer contributing more than 10% of net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2012 we had a backlog of approximately $2.8 billion, compared with approximately $2.3 billion at December 31, 2011.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Information Systems

Having access to accurate and timely information is critical in the management, delivery and quality of all aspects of drug development. To enable this ICON has developed an Informatics strategy built around ICONIK, a web-based information platform that enables the management, reporting, analysis and visualisation of all data relating to drug development. ICONIK collects, manages and standardises study data from multiple sources, including Electronic Data Capture (EDC), patient diaries, central laboratories and imaging, to provide a single view of study information. Based upon ICONIK’s in-built visualisation and audit trail capabilities, sponsors can be assured of the transparency and integrity of all the data within the drug development processes. ICONIK enables ICON to deliver new services such as ICONIK monitoring which creates a new paradigm in how clinical trials are delivered by using near-real time clinical data to drive monitoring visit schedules thereby reducing overall cost and time to market.

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

Our site management and training technology, Firecrest, is another important component of our Informatics strategy. Firecrest provides an on-line web-based portal to access visit by visit study guides which drive site performance and quality. Firecrest’s Hyper Trial product allows real time entry of critical study information from mobile devices, increasing quality and reducing lag times for data capture.

ICON also utilizes a range of industry leading, best in class enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, EMC, SAS, Phase Forward and Medidata. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits. All critical business systems are formally delivered following a structured project management and systems delivery lifecycle approach. Critical clinical information systems, which manage clinical data, are validated in accordance with FDA regulations (21 CFR Part 11) and those of other equivalent regulatory bodies throughout the world.

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from leading vendors in the industry. These include a clinical trial management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including EDC and Clinical Data Warehouse solutions from leading industry vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies. In our clinical trials management area Firecrest Clinical provides a comprehensive site performance management system that improves compliance, consistency and execution of activities at investigative sites. The web-based solution enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to sites. Site behaviour can then be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are maintained. As well as meeting day to day operational requirements, these systems are feeder systems into the ICONIK platform.

We have also developed an interactive voice response system (IVR) to increase the efficiency of clinical trials. This system provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

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

Our IT systems are operated from two centralized hubs in Dublin, Ireland and Philadelphia, Pennsylvania. Other offices are linked to these hubs through a resilient network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Microsoft Lync, Sharepoint and eRooms. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

Contractual Arrangements

We are generally awarded projects based upon our responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries, or work orders received under our strategic partnership agreements.

Our revenues on contracts are recognized on a proportional performance method. Depending on the contractual terms revenue is either recognized on the percentage of completion method based on the relationship between hours incurred and the total estimated hours of the trial or on the unit of delivery method.  Payment terms usually provide either for payments based on the achievement of certain identified milestones, units delivered or monthly payments, according to a fixed payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service" or "time and materials" basis.

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In most cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment dates or delivery of the database. During the course of the study, the Company will generally incur reimbursable expenses.  Reimbursable expenses are typically estimated and budgeted within the contract and are generally invoiced on a monthly basis based on actual expenses incurred. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the client.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price adjustments if changes in the relative value of those currencies exceed predetermined tolerances.

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

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines and Healthcare products Regulatory Agency Medicines Control Agency in the United Kingdom and the Bundesinstitut für Arzneimittel und Medizinprodukte in Germany. In addition, our activities in Europe are affected by the European Medicines Evaluation Agency, which is based in London, England.

We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If such audits show that we have failed to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulations and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research, the disqualification of data or litigation by clients, any of which could also result in a material adverse effect.

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

From time to time, we are asked to act as the legal representative of a client in certain jurisdictions. As we believe that acting as legal representative of clients might expose us to a higher risk of liability, there is a designated entity within the ICON Group which is generally used to provide this service in relevant jurisdictions subject to certain preconditions being met.  The preconditions relate to obtaining protections such as specific insurance and indemnities from the client to cover the nature of the exposure.

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

We maintain three offices in New York, two offices in each of the following US locations: Chicago, San Antonio and Philadelphia and one office in each of the following U.S. locations: Baltimore, Bethesda, Boston, Houston, Los Angles, Morristown, Nashville, Omaha, Raleigh, San Diego, San Francisco and Wilmington.

Our European operations maintain two offices in Amsterdam, Milan, Munich and Stockholm and one office in each of the following locations: Barcelona, Berlin, Brussels, Bucharest, Budapest, Copenhagen, Frankfurt, Helsinki, Kiev, Limerick, London, Madrid, Manchester, Marlow, Moscow, Oxford, Paris, Prague, Riga, Southampton, Tel Aviv, Vilnius, Warsaw and Zurich.

We also maintain two offices in Bangalore and Singapore and one office in each of the following locations: Auckland, Bangkok, Beijing, Bogota, Buenos Aires, Chennai, Hong Kong, Johannesburg, Lima, Manila, Mexico City, Montreal, Osaka, Santiago, Sao Paolo, Seoul, Shanghai, Sydney, Taipei, Tianjin, Tokyo, Toronto, Trivandrum and Vancouver.

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Name	Country of incorporation	Group ownership*

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

Firecrest Clinical Limited	Republic of Ireland	100%

ICON Development Solutions, LLC	Delaware, USA	100%

ICON Development Solutions, LLC	Maryland, USA	100%

ICON Clinical Research, Inc.	USA	100%

ICON Central Laboratories, Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

Healthcare Discoveries, LLC	USA	100%

Oxford Outcomes Inc.	USA	100%

PriceSpective LLC	USA	100%

ClinForce LLC	USA	100%

DOCS International Belgium N.V	Belgium	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Research Ltd. (Ispitivanja ICON d.o.o)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

ICON Clinical Research S.A.R.L.	France	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research GmbH	Germany	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research Kft (ICON Klinikai Kutató Kft)	Hungary	100%

ICON Clinical Research Israel Limited	Israel	100%

Name	Country of incorporation	Group ownership*

DOCS Italia	Italy	100%

ICON Investments Limited	Jersey	100%

DOCS International BV	Netherlands	100%

DOCS Insourcing BV	Netherlands	100%

DOCS International Poland Sp.zo.o.	Poland	100%

ICON Clinical Research Sp.zo.o.	Poland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research Espana, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

ICON Medical Imaging AG	Switzerland	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Development Solutions Limited	United Kingdom	100%

DOCS International UK Limited	United Kingdom	100%

Oxford Outcomes Limited	United Kingdom	100%

PriceSpective Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

Akos Limited	United Kingdon	100%

ICON Clinical Research, S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Oxford Outcomes Limited	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

ICON Clinical Research Peru S.A.	Peru	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research (Beijing) Co., Limited	China	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

Name	Country of incorporation	Group ownership*

ICON Clinical Research India Private Limited	India	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

* All shareholdings comprise ordinary shares.

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

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2012, we employed approximately 9,500 employees, in 82 locations in 40 countries. During the year ended December 31, 2012 we derived approximately 42.3%, 45.8% and 11.9% our net revenue in the United States, Europe and Rest of World, respectively.

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

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment.   In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract. The Company’s results of operations and cash flows are therefore not materially impacted by project cancellations or delays.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2012 we had a backlog of approximately $2.8 billion, compared with approximately $2.3 billion at December 31, 2011.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2012	2011	2012	2011
	Percentage of Net Revenue		Percentage Increase/(Decrease)

Net revenue	100%	100%	17.9%	5.1%

Costs and expenses:

Direct costs	64.4%	64.7%	17.3%	13.0%

Selling, general and administrative	25.2%	27.1%	9.7%	10.0%

Depreciation and amortization	3.8%	4.1%	10.7%	14.2%

Income from operations (excluding restructuring and other items)	6.6%	4.1%	87.6%	(57.4%)

Restructuring and other items	0.5%	1.0%	(42.6%)	N/A

Income from operations (including restructuring and other items)	6.1%	3.1%	131.0%	(68.0%)

Year ended December 31, 2012 compared to year ended December 31, 2011

Net revenue for the year increased by $169.3 million, or 17.9%, from $945.7 million for the year ended December 31, 2011 to $1,115.0 million for the year ended December 31, 2012.  Net revenue in our clinical research segment increased by $153.3 million, or 17.5%, from $874.2 million for the year ended December 31, 2011 to $1,027.5 million for the year ended December 31, 2012.  In our central laboratory business net revenue increased by $16.0 million, or 22.4%, from $71.5 million for the year ended December 31, 2011 to $87.5 million for the year ended December 31, 2012. Net revenue derived from the acquisitions of BeijingWits Medical and PriceSpective amounted to $21.0 million for the year ended December 31, 2012. For the year ended December 31, 2012 we derived approximately 42.3%, 45.8% and 11.9% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $88.9 million for the year ended December 31, 2011 to $172.0 million for the year ended December 31, 2012. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support new strategic partnerships and the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland. Increased revenue flows in the current period, driven by this upfront investment, has led to an increase in net revenue in Ireland in the current period.

Direct costs for the year increased by $105.8 million, or 17.3%, from $611.9 million for the year ended December 31, 2011 to $717.7 million for the year ended December 31, 2012. As a percentage of net revenue, direct costs have decreased from 64.7% for the year ended December 31, 2011 to 64.4% for the year ended December 31, 2012. Direct costs in our clinical research segment have increased by 16.6% or $93.4 million during the year.  As a percentage of net revenue direct costs in our clinical research segment have decreased from 64.4% for the year ended December 31, 2011 to 63.9% for the year ended December 31, 2012.  In our central laboratory business, direct costs have increased by 25.5% or $12.4 million during the year. As a percentage of net revenue direct costs in our central laboratory business have increased from 68.2% for the year ended December 31, 2011 to 70.0% for the year ended December 31, 2012.

Selling, general and administrative expenses for the year increased by $24.9 million, or 9.7%, from $255.9 million for the year ended December 31, 2011 to $280.8 million for the year ended December 31, 2012. The increase in selling, general and administration expense for the period arose primarily from an increase in personnel related expenditure of $20.4 million and an increase in other general overhead costs of $4.3 million. These increases were offset by the decrease in facilities and related costs of $1.5 million. Selling, general and administrative costs for the year ended December 31, 2011 included the release of $1.7 million in respect of accrued contingent consideration relating to the Timaq acquisition.  This amount was released as the Company had assessed the likelihood of the achievement of the earn-out targets related to this consideration as remote. In our clinical research segment, selling, general and administrative expenses increased by $25.4 million or 10.7% during the year.  This was offset by a decrease in our central laboratory business, where selling general and administrative expenses decreased by $0.5 million or 2.6%. As a percentage of net revenue, selling, general and administrative expenses, decreased from 27.1% for the year ended December 31, 2011 to 25.2% for the year ended December 31, 2012.

Total share based compensation expense recognized during the years ended December 31, 2012 and December 31, 2011 amounted to $11.5 million and $9.4 million respectively.

Depreciation expense for the period increased by $1.2 million, or 3.5%, from $34.0 million for the year ended December 31, 2011 to $35.2 million for the year ended December 31, 2012, principally as a result of our continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.6% of net revenues for the year ended December 31, 2011 to 3.2% for the year ended December 31, 2012.  Amortization expense for the year increased by $2.9 million, or 61.7%, from $4.7 million for the year ended December 31, 2011 to $7.6 million for the year ended December 31, 2012. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense in the current year is primarily a result of intangible assets acquired from the acquisitions of BeijingWits Medical and PriceSpective in February 2012. As a percentage of net revenue, amortization expense increased from 0.5% of net revenues for the year ended December, 2011 to 0.7% of net revenues for the year ended December 31, 2012.

Restructuring and other items of $5.6 million were recorded during the year ended December 31, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended December 31, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the year ended December 31, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain other charges in relation to the retirement of Mr. Peter Gray, former Vice Chairman of the Board and former CEO of the Company of $1.1 million for the year ended 31 December 2012 (see note 14 Restructuring and other non-recurring items for further information).

As a result of the above, income from operations for the year ended December 31, 2012 increased by $38.6 million as follows:

	Operating Income		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$64,116	$31,649	6.2%	3.6%
Central laboratory	3,901	(2,206)	4.5%	(3.1)%

Total	$68,017	$29,443	6.1%	3.1%
* Operating income as a percentage of net revenue

Income from operations excluding the impact of restructuring and other items recognized (adjusted operating income) for the year ended December 31, 2012 increased by $34.4 million as follows:

	Adjusted Operating Income		Adjusted Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$69,594	$39,921	6.8%	4.6%
Central laboratory	4,059	(661)	4.6%	(0.9)%

Total	$73,653	$39,260	6.6%	4.1%
* Adjusted operating income as a percentage of net revenue

Losses from operations in Ireland decreased from a loss of $34.7 million for the year ended December 31, 2011, or $33.1 million excluding the impact of restructuring and other items recognized, to a profit of $9.7 million for year ended December 31, 2012, or $11.7 million excluding the impact of restructuring and other non-recurring costs. Income/(losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. In 2011, a significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has led to an increase in income from operations in 2012.

Interest expense increased from $1.6 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012. Interest expense for the year ended December 31, 2012 includes $0.9 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the period remained at $1.2 million for the year ended December 31, 2011 and the year ended December 31, 2012.

Provision for income taxes for the period increased from $6.1 million for the year ended December 31, 2011 to $11.8 million for the year ended December 31, 2012.  The Company’s effective tax rate for the year ended December 31, 2012 was 17.6% compared with 21.1% for the year ended December 31, 2011. Excluding the impact of restructuring and other non-recurring items the Company’s effective tax rate was 17.2% for the year ended December 31, 2012 compared with 18.9% for the year ended December 31, 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net revenue for the year increased by $45.7 million, or 5.1%, from $900.0 million for the year ended December 31, 2010 to $945.7 million for the year ended December 31, 2011.  Net revenue in our clinical research segment increased by $38.0 million, or 4.5% from $836.2 million for the year ended December 31, 2010 to $874.2 million for the year ended December 31, 2011.  In our central laboratory business net revenue increased by $7.7 million, or 12.1% from $63.8 million for the year ended December 31, 2010 to $71.5 million for the year ended December 31, 2011. Net revenue on the acquisition of Oxford Outcomes Limited and Firecrest Clinical Limited amounted to $29.7 million for the year ended December 31, 2011. For the year ended December 31, 2011 we derived approximately 41.7%, 46.2% and 12.1% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland decreased from $128.9 million for the year ended December 31, 2010 to $88.9 million for the year ended December 31, 2011. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Upfront investment by various group entities in personnel and related infrastructure to support new strategic partnerships and the expansion into new territories has resulted in a greater portion of the Company’s net revenue being used to support these entities and a corresponding reduction in net revenue in Ireland.

Direct costs for the year increased by $70.5 million, or 13.0%, from $541.4 million for the year ended December 31, 2010 to $611.9 million for the year ended December 31, 2011. As a percentage of net revenue, direct costs have increased from 60.1% for the year ended December 31, 2010 to 64.7% for the year ended December 31, 2011. Direct costs in our clinical research segment have increased by 13.9% or $68.5 million during the year.  As a percentage of net revenue direct costs in our clinical research segment have increased from 59.1% for the year ended December 31, 2010 to 64.4% for the year ended December 31, 2011.  The Company has entered a number of strategic partnerships with sponsors during the year and further expanded operations in certain territories. This has necessitated significant upfront investment in personnel and related infrastructure in advance of anticipated revenue flows from this business. In our central laboratory business, direct costs have increased by 4.2% or $2.0 million during the year. As a percentage of net revenue direct costs in our central laboratory business have decreased from 73.4% for the year ended December 31, 2010 to 68.2% for the year ended December 31, 2011 a result of restructuring activities undertaken in early 2011, together with ongoing cost management and improved resource utilization.

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

Depreciation expense for the period increased by $2.6 million, or 8.3%, from $31.4 million for the year ended December 31, 2010 to $34.0 million for the year ended December 31, 2011, principally as a result of our continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense increased from 3.5% of net revenues for the year ended December 31, 2010 to 3.6% of net revenues for the year ended December 31, 2011.  Amortization expense for the year increased by $2.2 million, or 90.0%, from $2.5 million for the year ended December 31, 2010 to $4.7 million for the year ended December 31, 2011. Amortization expense represents the amortization of intangible assets acquired on business combinations. As a percentage of net revenue, amortization expense increased from 0.3% of net revenues for the year ended December, 2010 to 0.5% of net revenues for the year ended December 31, 2011.

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

As a result of the above, income from operations for the year ended December 31, 2011 decreased by $62.7 million as follows:

	Operating Income		Operating Margin*
	2011	2010	2011	2010
	(in thousands)
Clinical research	$31,649	$104,854	3.6%	12.5%
Central laboratory	(2,206)	(12,759)	(3.1)%	(20.0%)

Total	$29,443	$92,095	3.1%	10.2%
* Operating income as a percentage of net revenue

Excluding the impact of restructuring and other items recognized, income from operations for the year ended December 31, 2011 decreased by $52.9 million as follows:

	Adjusted Operating Income		Adjusted Operating Margin*
	2011	2010	2011	2010
	(in thousands)
Clinical research	$39,921	$104,854	4.6%	12.5%
Central laboratory	(661)	(12,759)	(0.9)%	(20.0%)

Total	$39,260	$92,095	4.1%	10.2%
* Adjusted operating income as a percentage of net revenue

Income/(loss) from operations  in Ireland decreased from income of $36.6 million for the year ended December 31, 2010 to a loss of $34.7 million, or $33.1 million excluding the impact of restructuring and other items recognized, for the year ended December 31, 2011. Income/(loss) from operations in Ireland are impacted by the Group’s global transfer pricing model. This decrease in income/(loss) from operations is principally due to the reduction in net revenue in Ireland during the period together with an increase in personnel and related infrastructure costs to support the Company’s growth.

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

The Company’s cash and short-term investment balances at December 31, 2012 amounted to $190.2 million, comprising cash and cash equivalents $114.0 million and short-term investments $76.2 million.  The Company’s cash and short-term investment balances at December 31, 2011 amounted to $174.1 million, comprising cash and cash equivalents $119.2 million and short-term investments $54.9 million.

Amounts available to the Group under negotiated facilities amounted to $150.0 million at December 31, 2012, compared with $150.0 million at December 31, 2011.  On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. The full amount of this facility was available to the Group at December 31, 2012 and December 31, 2011.

Net cash provided by operating activities was $113.4 million for the year ended December 31, 2012 compared with net cash provided by operating activities of $20.2 million for the year ended December 31, 2011. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at December 31, 2012 was 40 days compared to 47 days at December 31, 2011.  This, together with the increase in income from operations during the year, resulted in the increase in cash inflows from operations during the year ended December 31, 2012.

Net cash used in investing activities was $121.1 million for the year ended December 31, 2012 compared to net cash used in investing activities of $152.4 million for the year ended December 31, 2011. Net cash used in the year ended December 31, 2012 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the year ended December 31, 2012 the Company completed the acquisitions of BeijingWits Medical and PriceSpective. The Company acquired BeijingWits Medical for an initial cash consideration of $9.0 million, with $0.6 million in cash received on acquisition. The Company acquired PriceSpective for an initial cash consideration of $37.1 million, with $2.3 million cash received on acquisition. A further $5.0 million was also paid during the period in respect of certain performance milestones to PriceSpective. In addition, a number of payments were made by the company during the period in respect of prior year acquisitions, CHF 0.3 million ($0.3 million) in respect of curtained performance milestones for Timaq Medical Imaging, $4.5 million in respect of certain performance milestones and working capital targets for Oxford Outcomes and $17.0 million in respect of certain performance milestones and working capital targets for Firecrest. Additional amounts payable at December 31, 2012 in relation to acquisitions include $45.9 million potentially payable contingent upon the results of acquired businesses; including PriceSpective ($10.0 million); BeijingWits Medical ($7.0 million); Firecrest ($25.8 million) and Oxford Outcomes ($3.1 million). (See note 4 Goodwill for further information relating to acquisitions and amounts potentially payable contingent upon the future results of acquired businesses).

Capital expenditure for the year ended December 31, 2012 amounted to $30.8 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the year ended December 31, 2012 the Company invested a net $20.4 million in short-term investments.

Net cash used by financing activities during the year ended December 31, 2012 amounted to $1.2 million compared with net cash used by financing activities of $3.8 million for the year ended December 31, 2011. Net cash used by financing activities during the year ended December 31, 2012 arose primarily from cash paid to repurchase ordinary shares under the Company’s share repurchase program. During the year ended December 31, 2012 the Company repurchased 738,341 ordinary shares for a total consideration of $15.6 million.  As at December 31, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million.  (see Note 12 Share Capital for further information). During the year ended December 31, 2012 the Company received $13.0 million from the exercise of share options compared to $4.7 million from the exercise of share options during the year ended December 31, 2011.

As a result of these cash flows, cash and cash equivalents decreased by $5.2 million for the year ended December 31, 2012 compared to a decrease of $136.5 million for the year ended December 31, 2011.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	163.9	40.4	56.0	35.2	32.3
Non-current tax liabilities	7.2	4.6	1.9	0.5	0.2
Acquisition contingent consideration	45.9	45.9	-	-	-

Total (U.S.$ in millions)	$217.0	$90.9	$57.9	$35.7	$32.5

We expect to spend approximately $30 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

Goodwill

We review our goodwill for impairment annually, or more frequently if facts or circumstances warrant such a review.  We evaluate goodwill for impairment by firstly comparing the fair value of each reporting segment to its carrying value.  Fair value is determined using the market approach, by assessing the market value of each reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. If the implied goodwill is lower than its carrying amount, goodwill is impaired and written down to its implied fair value.

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

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a material impact on our results of operations.

Impact of New Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.  ASU 2012-02 allows an organization to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets.  An organization that elects to perform a qualitative assessment is required to perform the quantitative test for indefinite-lived intangible asset if it is more likely than not that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect the adoption of ASU 2012-02 to have a material impact on the financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact on the financial statements.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. ASU 2011- 08 is effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 to have a material impact on the financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 permits an entity to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. ASU 2011-05 is effective for fiscal years ending after December 15, 2012. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company does not expect the adoption of ASU 2011-05 to have a material impact on the financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. ASU 2011- 04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of March 6, 2013.

Name	Age	Position
Thomas Lynch (2) (3) (4) (5)	56	Chairman of the Board, Director
Ciaran Murray (1) (5)	50	Chief Executive Officer, Director
Brendan Brennan (1) (5)	34	Chief Financial Officer
Dr. John Climax (6)	60	Director
Dr. Ronan Lambe (6)	73	Director
Dr. Bruce Given (2) (4)	58	Director
Professor Dermot Kelleher (3) (6)	57	Director
Declan McKeon (3) (4)	61	Director
Cathrin Petty (2) (4)	39	Director
Professor William Hall (2) (3) (6)	63	Director
Dr. Steven Cutler	52	Group President Clinical Research Services
Diarmaid Cunningham	38	General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

Thomas Lynch was appointed Chairman of Board of the Company in January 2013. He has served as an outside director of the Company since January 1996.  Mr. Lynch served as Chairman and Chief Executive Officer of Amarin Corporation from December 2007 to December 2009, during which time he re-purposed and refinanced the company towards the development of Vascepa for hypertriglyceridemia and dislipidemia. Mr Lynch retired from the Board of Amarin in October 2010 but continues to serve as Chairman of Amarin Pharmaceuticals Ireland Ltd.  Mr. Lynch served in a variety of senior roles in Elan Corporation plc from 1993 to 2004. He was a director of IDA Ireland from 2001 to 2010 and of the Royal Opera House (Covent Garden) from 2001 to 2010. He currently serves as a director of GW Phamaceuticals plc, is Chairman of Dublin Academic Medical Centre and the Queens University of Belfast Foundation. He also serves as a board member of a number of public and privately held pharmaceutical companies.

Ciaran Murray was appointed Chief Executive Officer of the Company in October 2011.  Mr. Murray joined ICON in 2005 as Chief Financial Officer, a position he held until his appointment as Chief Executive Officer.  Prior to joining the Company he held a number of senior financial positions in global organisations including Kraft Foods, Novell Inc, Northern Foods and Codec Systems.  Mr Murray graduated with a Bachelor of Commerce degree from the University College Dublin and qualified as a Chartered Accountant with PricewaterhouseCoopers in 1988.

Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as Acting Chief Financial Officer since October 2011.  Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  Mr. Brennan has been a senior member of the Company’s finance team since January 2006. Prior to this he developed his corporate finance experience in Cement Roadstone Holdings, a major Irish building materials organization.  Mr. Brennan qualified as a chartered accountant with PricewaterhouseCoopers and obtained a bachelors degree in Accounting and Finance from Dublin City University.

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

Dr. Bruce Given has served as an outside director of the Company since September 2004.   He served as Chairman of the Board of the Company from January 2010 to December 2012.  In October 2011, he was appointed to the position of Chief Operating Officer of Arrowhead Research Corporation. From March 2002 until June 2007 he served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Dr. Given previously held various positions in Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

Professor Dermot Kelleher has served as an outside director of the Company since May 2008. Professor Kelleher is currently Principal at the Faculty of Medicine at Imperial College London and Dean of the Lee Kong Chian School of Medicine Singapore, a partnership between Imperial College London and Nanyang Technological University (NTU), which was formed in 2010. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland. His research interests are broad ranging in the fields of Gastroenterology, Immunology and Molecular Biology and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Declan McKeon has served as an outside director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PricewaterhouseCoopers and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Cathrin Petty has served as an outside director of the Company since October 2010. Ms. Petty is a Special Partner at Vitruvian Partners LLP and is an outside director for Healthcare at Home Ltd and Circassia Ltd. Ms. Petty is an advisor to the pharmaceutical industry and formerly served as an outside director for the NHS (Strategic Health Authority for Greater London). Between 2000 and 2010, Ms. Petty was a Healthcare Partner in Apax Partners LLP with responsibility for originating, executing, monitoring and exiting healthcare private equity investments. Her early career included Senior Associate and Research Analyst roles at Schroder Ventures Life Sciences and Schroders Investment Management.

Professor William Hall has served as an outside Director of the Company since February 2013.   He is a renowned expert in infectious diseases and virology, is Chair of Medical Microbiology and Director of the Centre for Research in Infectious Diseases at University College Dublin’s (UCD) School of Medicine and Medical Science. He is also a director of UCD’s National Virus Reference Laboratory and is a consultant microbiologist at St. Vincent’s University Hospital Dublin. Professor Hall also serves as a consultant to the Minister of Heath and Children in the Republic of Ireland, providing input on a number of topics including influenza pandemic preparedness and bioterrorism.  Prior to his tenure at UCD, Professor Hall was Professor and Head of the Laboratory of Medical Virology, Senior Physician and Director of the Clinical Research Centre at the Rockefeller University in New York. He previously served as an Assistant and Associate Professor of Medicine at Cornell University.  Professor Hall is a board member of The Atlantic Philanthropies and is a co-founder of the Global Virus Network.

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

Diarmaid Cunningham is the Company’s General Counsel and Company Secretary.  Mr. Cunningham joined the Company in November 2009 and was appointed Company Secretary in October 2011. Mr Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms prior to joining the Company.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a Solicitor with A&L Goodbody in 2001.

Board Practices

Board of Directors
The business of the Company is managed by the directors who may exercise all the powers of the Company which are not required by the Companies Acts 1963 to 2012 of Ireland or by the Articles of Association of the Company to be exercised by the Company in general meeting.  A meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.  The directors may delegate (with power to sub-delegate) to any director holding any executive office and to any Committee consisting of one or more directors, together with such other persons as may be appointed to such Committee by the directors, provided that a majority of the members of each Committee appointed by the directors shall at all times consist of directors and that no resolution of any such Committee shall be effective unless a majority of the members of the Committee present at the meeting at which it was passed are directors.

The Board comprises one executive and eight outside-directors at the date of this report.  The outside-directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside-directors to be of complementary skills, experience and knowledge and each outside-director has specific skills, experience and knowledge that are valuable to the Company. Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Company’s system of internal controls, thereby maintaining control of the Company and its future direction.  The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (9 directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board.  The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Compensation and Organization Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2012 the Board met on four occasions. Additional Board updates were held on 7 occassions, to consider specific issues and provide updates to the Board on various items. All directors allocated sufficient time to the Company during the year ended December 31, 2012 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2013, it is anticipated that two directors will retire by rotation and offer themselves for re-election. In addition, Professor William Hall, having been appointed a Director by the Company in February 2013, will also offer himself for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee Chairman informally evaluated the contribution of each Committee member during the year ended December 31, 2012 and was satisfied with each director’s contribution.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Executive Officer, Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. During 2012, the Audit Committee comprised Declan McKeon (Chairman), Thomas Lynch and Professor Dermot Kelleher. In February 2013, composition of the Audit Committee was amended to comprise Declan McKeon (Chairman), Thomas Lynch, Professor Dermot Kelleher and Professor William Hall.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company.  Annual bonuses for the executive directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives.  The Committee also oversees succession planning for the Company’s senior management.

During 2012, the Compensation and Organization Committee comprised Thomas Lynch (Chairman), Dr. Bruce Given, and Declan McKeon. In February 2013, composition of the Compensation and Organization Committee was amended to comprise  Cathrin Petty (Chairperson), Thomas Lynch , Dr. Bruce Given and Professor William Hall.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee used in 2012 an external search consultant to assist it in identifying potential new outside directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills knowledge and experience and if it decides the potential candidate is suitable and would add relevant skills, knowledge and experience to the Board of the Company, the Committee recommends to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Committee also reviews and recommends the corporate governance principles of the Company.

During 2012 the Nominating and Governance Committee comprised Dr. Bruce Given (Chairman), Thomas Lynch and Cathrin Petty.  In February 2013, composition of the Nomination and Governance Committee was amended to comprise Thomas Lynch (Chairman),  Cathrin Petty, Dr. Bruce Given and Declan McKeon.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the board in intervals between meetings of the board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2012, the Execution Committee comprised Ciaran Murray (Chairman), Dr. Bruce Given and Brendan Brennan.  In February 2013, composition of the Execution Committee was amended to comprise Ciaran Murray (Chairman), Thomas Lynch and Brendan Brennan.

Quality Committee
The purpose of the Quality Committee is to provide oversight of the quality strategy and initiatives in place within the Company.  As part of this the Committee is required to review the Company’s strategy in relation to quality and quality management systems and to review continuous improvement initiatives and activities in place within the Company. The Committee is also responsible for reviewing reports and recommendations issued to the Company by such third party consultants and/or auditors retained to evaluate the Company’s quality systems and initiatives and to review reports and results of inspections and/or audits by internal and external auditors or regulatory agencies (including the FDA and European Medicines Agency). During 2012 the Quality Committee comprised Professor Dermot Kelleher (Chairman), Dr. Ronan Lambe and Dr. John Climax. In February 2013, composition of the Quality Committee was amended to comprise Professor Dermot Kelleher (Chairman), Dr. Ronan Lambe, Dr. John Climax and Professor William Hall.

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

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 125% of base salary.

An additional bonus was also awarded by the Committee in respect of 2012 to certain key executive officers to reflect their contribution in the successful turnaround in the performance of the Company during the year and the creation of a platform to allow for the delivery of long-term sustainable returns to the Company’s shareholders. This bonus will be payable in either cash or ordinary shares of the Company (at the discretion of the Committee) over the period up to December 31, 2015.

The Company’s executives are eligible to receive equity incentives, including stock options and restricted share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards to executive officers in its fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 (see Share Ownership section for further information).

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

Executive Compensation
Summary compensation table - Year ended December 31, 2012
Name & principal position	Year	Salary		Bonus	Pension contribution	All other compensation		Subtotal	Subtotal	Share-based compensation		Director’s Fees		Total compensation
		€	’000	€ ’000	€ ’000	€	’000	€ ’000	$ ’000	$	’000	$	’000	$ ’000
Peter Gray,
Vice Chairman of the Board *	2012		402	194	50		27	673	862		1,029		-	1,891

Ciaran Murray,
Chief Executive Officer	2012		606	4,230***	863		28	5,727	7,374		1,942		-	9,316

Brendan Brennan,
Chief Financial Officer**	2012		262	1,416****	32		20	1,730	2,228		174		-	2,402

Total	2012		1,270	5,840	945		75	8,130	10,464		3,145		-	13,609

*	Retired on July 19, 2012.
**	Appointed Chief Financial Officer on February 13, 2012.
***	€4.2 million ($5.5 million) payable up to December 31, 2015 in cash or ordinary shares. The timing and form of the bonus is at the discretion of the Compensation and Organization Committee.
****	€1.2 million ($1.5 million) payable up to December 31, 2015 in cash or ordinary shares. The timing and form of the bonus is at the discretion of the Compensation and Organization Committee.

Summary compensation table - Year ended December 31, 2011
Name & principal position	Year	Salary		Bonus		Pension contribution		All other compensation		Subtotal		Subtotal		Share-based compensation		Director’s Fees		Total compensation
		€	’000	€	’000	€	’000	€	’000	€	’000	$	’000	$	’000	$	’000	$	’000
Peter Gray,
Vice Chairman of the Board *	2011		533		187		57		37		814		1,139		586		-		1,725

Ciaran Murray,
Chief Executive Officer *	2011		458		150		196		22		826		1,155		564		-		1,719

Total	2011		991		337		253		59		1,640		2,294		1,150		-		3,444

*	Appointed Vice Chairman and Chief Executive Officer respectively on October 1, 2011.
**	The above table does not include Brendan Brennan who assumed the role of Acting CFO on October 1, 2011 and was appointed CFO on February 13, 2012.

Director Compensation
Summary compensation table - Year ended December 31, 2012
Name	Year	Salary		Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees		Total Compensation
		€	’000	€ ’000	€ ’000	€ ’000	$ ’000	$ ’000	$	’000	$ ’000
Bruce Given*	2012		-	-	-	-	-	29		317	346
Peter Gray**	2012		402	50	221	673	862	1,029		-	1,891
Ciaran Murray	2012		606	863	4,258***	5,727	7,374	1,942		-	9,316
John Climax	2012		-	-	-	-	-	10		52	62
Ronan Lambe	2012		-	-	-	-	-	19		53	72
Thomas Lynch	2012		-	-	-	-	-	19		78	97
Dermot Kelleher	2012		-	-	-	-	-	21		73	94
Declan McKeon	2012		-	-	-	-	-	13		73	86
Cathrin Petty	2012		-	-	-	-	-	10		51	61
Total	2012		1,008	913	4,479	6,400	8,236	3,092		697	12,025

*	Retired as Chairman on December 31, 2012
**	Retired on July 19, 2012
***	€4.2 million ($5.5 million) payable up to December 31, 2015 in cash or ordinary shares. The timing and form of the bonus is at the discretion of the Compensation and Organization Committee

Summary compensation table - Year ended December 31, 2011
Name	Year	Salary		Company pension contribution		All other compensation		Subtotal		Subtotal		Share-based compensation		Director’s fees		Total compensation
		€	’000	€	’000	€	’000	€	’000	$	’000	$	’000	$	’000	$	’000
Bruce Given	2011		-		-		-		-		-		29		317		346
Peter Gray	2011		533		57		224		814		1,139		586		-		1,725
Ciaran Murray*	2011		134		42		57		233		321		273		-		594
John Climax	2011		-		-		-		-		-		6		48		54
Ronan Lambe	2011		-		-		-		-		-		19		53		72
Thomas Lynch	2011		-		-		-		-		-		23		71		94
Dermot Kelleher	2011		-		-		-		-		-		28		73		101
Anthony Murphy**	2011		-		-		-		-		-		10		78		88
Declan McKeon	2011		-		-		-		-		-		9		61		70
Cathrin Petty	2011		-		-		-		-		-		7		59		66
Total	2011		667		99		281		1,047		1,460		990		760		3,210

*	Appointed Director of the Company on October 1, 2011 ** Retired on December 31, 2011

Disclosure of Compensation Agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers other than as set out below.

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Thomas Lynch
Mr. Thomas Lynch has served as Chairman of the Board of the Company since January 2013 and has served as an outside director of the Company since January 1996. The arrangements with Mr. Lynch provide for the payment to him of director fees of $330,000 per annum (pre January 1, 2013: $78,000 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at December 31, 2012 17,200 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of €630,000 ($830,000) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance coverage for himself and his dependants. He was previously granted and held at December 31, 2012 345,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share and 200,000 Restricted Share Units which vest on various dates between April 2013 and February 2016. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Murray includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr Brendan Brennan
Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of €300,000 ($396,000) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a company car and medical insurance coverage for himself and his dependants. He was previously granted and held at December 31, 2012 29,840 ordinary share options at exercise prices ranging from $20.28 to $35.33 per share and 20,000 Restricted Share Units, which vest on February 21, 2015, the third anniversary of date of grant.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside director of the Company. The arrangements with Dr. Climax provide for the payment to him of director fees of $53,000 per annum (pre: February 15, 2013: $53,000 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at December 31, 2012 90,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share.

Following Dr. Climax’s retirement as Chairman in December 2009, the Company entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($346,000) per annum. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The consultancy agreement provided that the Company would provide, during the term of the agreement, permanent disability and life insurance coverage for Dr. Climax and medical insurance coverage for himself and his dependants. The term of the consultancy agreement expired in December 2012.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of director fees of $53,000 per annum (pre: February 15, 2013: $53,000 per annum)  plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at December 31, 2012 16,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share.

Dr. Bruce Given
Dr. Bruce Given is an outside director of the Company. He served as Chairman of the Board of the Company from January 2009 to December 2012 and has served as an outside director of the Company since September 2004. The arrangements with Dr. Given provide for the payment to him of annual fees of $58,000 per annum (pre January 1, 2013: $316,932 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at December 31, 2012 24,000 ordinary share options at exercise prices ranging from $11.00 to $35.33.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of director fees of $73,000 per annum (pre: February 15, 2013: $73,000 per annum). He was previously granted and held at December 31, 2012 14,000 ordinary share options at an exercise price ranging from $20.28 to $36.04.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of directors fees of $73,000 per annum (pre: February 15, 2013:  $73,000 per annum).  He was previously granted and held at December 31, 2012 7,000 ordinary share options at exercise prices ranging from $20.28 to $29.45.

Ms Cathrin Petty
Ms. Cathrin Petty has served as an outside director of the Company since October 2010. The arrangements with Ms. Petty provide for the payment to her of directors fees of $73,000 per annum (pre: February 15, 2013: $53,000 per annum). She was previously granted and held at December 31, 2012 7,000 ordinary share options at exercise prices ranging from $19.45 to $22.30.

Professor William Hall
Professor William Hall has served as an outside director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of directors fees of $63,000 per annum.

Mr. Peter Gray
Mr. Peter Gray served as an Executive Director of the Company from June 1997 until his retirement in July 2012.  From November 2002 to September 2011 he served as Chief Executive Office of the Company, having previously served as Chief Operating Officer from June 2001 until November 2002 and as Chief Financial Officer from June 1997 to June 2001.  In September 2011 Mr. Gray announced his intention to retire as Chief Executive Officer of the Company in accordance with the terms of his service agreement which was terminable on 12 months’ notice by either party. Following this announcement, Mr. Gray served as Vice Chairman of the Board until his retirement in July 2012.

Under the terms of Mr. Gray’s service agreement he was entitled to receive an annual salary of €535,500 ($695,000) and a bonus to be agreed by the Compensation and Organization Committee. He was also entitled to receive a pension contribution, company car and medical insurance coverage for himself and his dependants. Mr. Gray’s notice period was due to expire on September, 30 2012 during which time his service agreement continued to apply.

In June 2012 the Company entered into an agreement with Mr. Gray whereby he would retire from the Company on July 19, 2012.  Under the terms of this agreement Mr. Gray would retire as both an employee and as a Director of the Company and would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the terms of the agreement, Mr. Gray’s unvested share options would vest on the date of his retirement.  He had previously been granted and held at July 19, 2012 288,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share. The Company recognized a share-based compensation charge of $738,000 is respect of the acceleration of vesting on these options during the year ended December 31, 2012.

Following Mr. Gray’s retirement in July 2012, the Company also entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from August 1, 2012, at an agreed fee of €265,000 ($350,000) per annum. Mr. Gray also agreed to certain restrictions that will apply to him during the period of the consultancy agreement including non-disclosure, non-competition and non-solicitation.

Employees

We employed approximately 9,500, 8,470 and 7,735 people for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares and Restricted Share Units

The following table sets forth certain information as of March 6, 2013 regarding beneficial ownership of our ordinary shares and restricted share units (“RSU’s”) by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares	No. of RSU’s (1)	Vesting Date

Dr. Bruce Given	500	-	-
Mr. Ciaran Murray	-	-	50,000	April 27, 2013
			100,000	October 1, 2014
			50,000	February 10, 2016
Mr. Brendan Brennan	-	-	20,000	February 21, 2015
Dr. John Climax	1,607,568	2.7%	-
Dr. Ronan Lambe	400	-	-
Mr. Thomas Lynch	3,604	-	-
Professor Dermot Kelleher	-	-	-
Mr. Declan McKeon	-	-	-
Ms. Cathrin Petty	-	-	-
Professor William Hall	-	-	-

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

Share Options

The following table sets forth certain information as of March 6, 2013 regarding options to acquire ordinary shares of the Company by all of our current directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Thomas Lynch	3,200	$11.00	February 3, 2014
	4,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

Mr. Ciaran Murray	20,000	$10.42	January 17, 2014
	18,000	$11.00	February 3, 2014
	16,000	$21.25	February 16, 2015
	14,000	$35.33	February 26, 2016
	17,000	$22.26	February 25, 2017
	30,000	$24.46	March 4, 2018
	30,000	$20.28	March 3, 2019
	150,000	$16.80	October 31, 2019
	50,000	$22.30	April 27, 2020

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Brendan Brennan	2,000	$35.33	February 26, 2016
	840	$22.26	February 25, 2017
	3,000	$24.46	March 4, 2018
	4,000	$20.28	March 3, 2019
	20,000	$20.59	February 22, 2020

Dr. John Climax	12,000	$11.00	February 3, 2014
	12,000	$21.25	February 16, 2015
	10,000	$35.33	February 26, 2016
	50,000	$15.84	April 30, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

Dr. Ronan Lambe	4,000	$11.00	February 3, 2014
	2,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

Dr. Bruce Given	4,000	$11.00	February 3, 2014
	4,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	4,000	$24.46	March 4, 2018
	4,000	$20.28	March 3, 2019
	4,000	$22.30	April 27, 2020

Professor Dermot Kelleher	6,000	$36.04	May 27, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

Mr. Declan McKeon	3,000	$29.45	April 29, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

Ms. Cathrin Petty	3,000	$19.45	October 26, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020

(1)       The title of securities covered by all of the above options are non-revenue qualified.

Equity Incentive Schemes

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2012 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of March 6, 2013 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Artisan Partners Limited Partnership (2)	5,799,717	9.6%
EARNEST Partners, LLC (2)	5,391,736	8.9%
Neuberger Berman, LLC (2)	5,280,353	8.7%
Wellington Management Company, LLP (2)	3,158,246	5.2%
Wasatch Advisors, Inc. (2)	3,107,163	5.1%
All directors, officers and other key employees as a group (3)	2,534,112	4.2%

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

(2)	Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(3)	Includes 632,040 ordinary shares issuable upon the exercise of stock options granted by the Company and 290,000 RSUs awarded by the Company to directors, officers and other key employees.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Related Party Transactions

On July 19, 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from August 1, 2012, at an agreed fee of €265,000 ($350,000) per annum.

On December 31, 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company.  The Company has entered into an agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services for a period of three years from January 1, 2010, at an agreed fee of €262,500 ($346,000) per annum.  The consultancy agreement has expired but it did provide that the Company would during its term provide permanent disability and life insurance coverage for Dr. Climax and medical insurance cover for himself and his dependants.

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

Item 9.  The Offer and Listing

ICON’s ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ICLR”. The following table sets forth the trading price for the dates indicated for ICON plc’s ADSs as reported by NASDAQ, prior to the termination of ICON plc’s ADR Program.  ICON plc’s ADR program was terminated on January 31, 2013 and ICON plc’s ordinary shares began directly trading on NASDAQ on February 4, 2013.  Prior to that date, ICON plc’s ADSs were traded on NASDAQ and ICON plc’s Depository for the ADSs was The Bank of New York Mellon.

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period
December 31, 2008	$44.78	$15.64
December 31, 2009	$26.85	$12.17
December 31, 2010	$30.31	$18.93
December 31, 2011	$26.22	$15.03
December 31, 2012	$28.93	$16.73
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Mar 31, 2011	$24.26	$19.61
June 30, 2011	$26.22	$21.03
Sept 30, 2011	$25.50	$15.98
Dec 31, 2011	$18.28	$15.03
Mar 31, 2012	$22.33	$16.73
June 30, 2012	$23.81	$20.02
Sept 30, 2012	$25.21	$21.71
Dec 31, 2012	$28.93	$23.05
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2012	$24.81	$21.71
Aug 31, 2012	$25.03	$22.50
Sept 30, 2012	$25.21	$22.43
Oct 31, 2012	$25.16	$23.05
Nov 30, 2012	$28.06	$23.97
Dec 31, 2012	$28.93	$26.96

Item 10.  Additional Information

Memorandum and Articles of Association

We hereby incorporate by reference our Memorandum and Articles of Association, as amended, located under the heading “Memorandum and Articles of Association of the Company” in exhibit 3.1.

On December 17, 2012 at an Extraordinary General Meeting of the Company, in order to facilitate the conversion to a Direct Listing for the ICON Shares on NASDAQ, the Articles of Association of the Company were amended as follows:

●	to amend the transfer provisions with respect to the form of instrument of transfer required for the transfer of an ICON Share;

●	to set out the necessary mechanics for stamp duty with respect to any chargeable transfers of ICON Shares;

●	to remove provisions relating to the Irish Stock Exchange which were redundant following the cancellation of the secondary listing from the Irish Stock Exchange;

●	to insert provisions to facilitate future share buy-backs by the Company (including an ability to effect such buy backs by way of redemption);

●	to insert administrative provisions with regard to holding and maintaining share registers; and

●	to update legislative citations and cross-references.

The following is a summary of certain provisions of the current Articles of Association of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Articles of Association of the Company, which are included as an exhibit to this annual report.

Objects
The Company is incorporated under the name ICON plc, and is registered in Ireland under registered number 145835. The Company's objects, which are detailed in the Memorandum of Association of the Company, are broad and include, but are not limited to, the carrying on the business of an investment holding company.

Directors
Subject to certain exceptions, directors may not vote on matters in which they have a material interest. Any director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the directors, are outside the scope of the ordinary duties of a director, may be paid such extra remuneration as the directors may determine. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The directors are not required to retire at any particular age. One-third of the directors retire and offer themselves for re-election at each Annual General Meeting ("AGM") of the Company. The directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the AGM may vote on the re-election of directors. There is no requirement for directors to hold shares.

Rights, Preferences and Dividends Attaching to Shares
The Company has only one class of shares, Ordinary Shares with a par value of €0.06 per share. All such Ordinary Shares rank equally with respect to voting, payment of dividends and on any winding-up of the Company. Any dividend, interest or other sum payable to a shareholder that remains unclaimed for one year after having been declared may be invested by the directors for the benefit of the Company until claimed. If the directors so resolve, any dividend which has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. In the event of the Company being wound up, if the assets available for distribution among the Members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said Ordinary Shares held by them respectively. An Ordinary Share shall be deemed to be a redeemable share in certain circumstances. The liability of shareholders to invest additional capital is limited to the amounts remaining unpaid on the shares held by them.

Action Necessary to Change the Rights of Shareholders
The rights attaching to shares in the Company may be varied by special resolutions passed at class meetings of that class of shareholders of the Company.

Annual and General Meetings
The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call an Extraordinary General Meeting (“EGM”) at any time. The members, in accordance with the Articles of Association of the Company and Irish company law, may also requisition EGM’s. Notice of the AGM or an EGM passing any special resolution must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, not less than 14 clear days’ notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company.

Limitations on the Right to Own Shares
There are no limitations on the right to own shares in the Memorandum and Articles of Association of the Company.

Disclosure of Share Ownership
Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the directors to require parties to provide details regarding their identity and the nature and extent of any interest which such parties hold in Ordinary Shares. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 5% of the total issued share capital of the Company, he must notify the Company of that. The Company would also need to be notified of the acquisition by an existing substantial (i.e. 5% plus) shareholder, of every movement of one whole percentage integer (e.g. 5.9% to 6.1% but not 6.1% to 6.9%) or more.

Other Provisions of the Articles of Association
There are no provisions in the Articles of Association of the Company:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii)  governing changes in capital,

in each case, where such provisions are more stringent than those required by law.

Material Contracts

On November 20, 2012 the Company’s subsidiary ICON Clinical Research SARL, entered into a lease agreement with MS Capitole SCI.  The lease is for office space at an initial annual rate of of €918,000 per annum, subject to annual inflation adjustments and a statutory revision every 3 years. The term of the lease is 9 years.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia and certain associated persons, Zimbabwe, the Islamic Republic of Iran, the Democratic Peoples Republic of Korea, the Republic of Lebanon, the Taliban of Afghanistan, certain persons  previously connected with the deceased Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Sudan, Somalia, Cote D’Ivoire, the Democratic Republic of Congo, President Lukashenko and certain other officials of Belarus, and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of shares involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sierra Leone, Sudan, Cote D’Ivoire, Democratic Republic of Congo, Liberia, individuals designated by the international independent investigation Commission or the Government of Lebanon, Democratic Peoples Republic of Korea, the Islamic Republic of Iran, Iraq, the Taliban of Afghanistan and Al-Qaeda. There are no restrictions under the Company’s Articles of Association or under Irish Law that limit the right of non-residents or foreign owners to hold the Company’s ordinary shares or vote at general meetings of the Company.

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

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE SHARES HELD IN THE ACCOUNTS OF PARTICIPANTS THROUGH THE DEPOSITARY TRUST COMPANY (“THE DTC”).

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

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in a particular account period, which exceeds  the qualifying expenditure incurred by the company in 2003 results in a tax credit of 25% of that expenditure. With effect from 1 January 2012  the incremental test does not apply to the first €100,000 of qualifying expenditure as such expenditure automatically qualifies for a tax credit of 25%. It is expected that legislative changes will be enacted in March 2013 which will provide that the incremental test will no longer apply to the first €200,000 of qualifying expenditure. These proposed legislation changes will likely apply retrospectively from 1 January 2013.

Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above.

Capital gains arising to an Irish resident company are liable to tax at 33% (30% for disposals made on or before 5 December 2012).  However, a capital gains tax exemption is available in Ireland for qualifying Irish resident companies in respect of disposals of certain qualifying shareholdings.

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

Irish withholding tax on dividends

Unless specifically exempted, all dividends paid by the Company, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, which is currently 20%.

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, or in a member state of the European Union, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

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

U.S. Holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with.  Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

●	the depositary or the DTC is resident in a Relevant Territory and

●	the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities and

●	the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked;

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) of up to 4% and the Universal Social Charge (“USC”) of up to 10% (up to 14% in total).

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income.  This liability is limited to tax at the standard rate of 20% and therefore, where withholding tax has been deducted, this will satisfy the tax liability. No PRSI or USC should apply in these circumstances.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is

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

U.S. Holders who do not qualify for the above income tax exemption may be able to obtain treaty benefits under the double tax treaty.

Irish domicile levy

Certain non-Irish resident individuals that are domiciled in Ireland will be subject to an annual levy of €200,000 if their Irish-located property exceeds €5,000,000, their worldwide annual income exceeds €1,000,000 and their liability to Irish Income Tax in that year is less than €200,000.

Irish capital gains tax on disposal of shares

Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 33% (30% in respect of disposals made up to 5 December 2012) on gains arising from the disposal or part disposal of their shareholding.

A person who is not resident or ordinarily resident in Ireland, who has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or shares held in accounts of participants through the DTC, so long as the shares are either quoted on a stock exchange or do not derive the greater part of their value from Irish land or mineral rights.

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

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 33% (30% up to 5 December 2012) of the taxable gain.

Irish capital acquisitions tax

Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax – free thresholds, gifts and inheritances are liable to tax at 33% (30% up to 6 December 2012).

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

The tax-free threshold amounts that apply with effect from 5 December 2012 are:
●	€15,075 (€16,750 pre December 6, 2012) in the case of persons who are not related to one another;
●	€30,150 (€33,500 pre December 6, 2012) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
●
€225,000 (€250,000 pre December 5, 2012) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Transfers through the DTC of book entry interests in shares are not subject to Irish stamp duty.

A transfer of ordinary shares by a shareholder to a depositary or custodian for deposit and a transfer of ordinary shares from the depositary or the custodian for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of a deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale, a contemplated sale, a gift or any other change in the beneficial ownership of such ordinary shares. However transfers of ordinary shares into or out of the DTC are not be subject to Irish stamp duty provided that no change in beneficial ownership of the shares has occurred and provided a contract for sale in respect of the transferring shares is not in place.

The person accountable for payment of stamp duty is normally the transferee or, in the case of a transfer by way of gift, or for a consideration less than the market value, all parties to the transfer.

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

Exemptions From Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer if, among other reasons those standards are contrary to a law, rule or regulation of a public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s home country of domicile, provided, that, the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws. The Company, as a foreign private issuer, was granted an exemption in 1998 from provisions set forth in NASDAQ Rule 4350(f), which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s outstanding voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2012	2011	2012	2011

Euro:USD	1.2876	1.3991	1.3193	1.2961

Pound Sterling:USD	1.5832	1.6050	1.6255	1.5413

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and short term investments – available for sale.  Our treasury function actively manages our available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Company’s surplus cash balances.   Financial instruments are classified either as cash and cash equivalents or short term investments –available for sale depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A” rated corporate securities.  We may be subject to interest rate risk in respect of interest rate changes on amounts invested.  Our treasury function manages interest rate risk in respect of these balances by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

The sensitivity analysis below represents the hypothetical change in our interest income based on an immediate 1% movement in market interest rates.

	Interest Income for the year ended December 31, 2012	Interest Income Change 1% increase in market interest rate	Interest Income Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$1,151	$2,987	$-

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2012. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 71 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 73 of this Form 20-F.

(d) Changes in Internal Controls over Financial Reporting

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

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2012 and December 31, 2011, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2012 and December 31, 2011 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2012		12 month period ended December 31, 2011
	(in thousands)		(in thousands)
Audit fees (1)	$1,597	73%	$1,629	66%
Audit related fees (2)	23	1%	160	7%
Tax fees (3)	570	26%	662	27%

Total	$2,190	100%	$2,451	100%

(1)	Audit fees include annual audit fees for the Company and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services and fees for audit of the financial statements of employee benefit plans.

(3)	Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares (incl. ADS’s) Purchased	Average Price Paid per Share	Total Number of Shares (incl. ADS’s) Purchased as Part of a Publicly Announced Plan	Total Price Paid for shares purchased (incl. ADS’s) Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Plans
	(in thousands, except per share data)

January 1/1 - 1/31	82,100	$17.25	82,100	$1,417	$8,583
February 2/1 – 2/29	-	-	-	-	$20,000
March 3/1 – 3/31	-	-	-	-	$20,000
April 4/1 – 4/30	40,700	$22.00	40,700	895	$19,105
May 5/1 – 5/31	300,838	$21.80	300,838	6,559	$12,546
June 6/1 – 6/30	314,703	$21.42	314,703	6,734	$5,805
July 7/1 – 7/31	-	-	-	-	$10,000
August 8/1 – 8/31	-	-	-	-	$10,000
September 9/1 – 9/30	-	-	-	-	$10,000
October 10/1 – 10/26	-	-	-	-	-

	738,341	$21.14	738,341	$15,605	-

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period February 22, 2012 to April 22, 2012. On  April 27, 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period April 27, 2012 to July 18, 2012. On July 30, 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period July 30, 2012 to October 26, 2012.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company.  The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

Item 16F.   Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”.

Item 16H.   Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 71 to 122 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2012 and December 31, 2011

Consolidated Statements of Operations for the years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

3.1*	Description of the Memorandum and Articles of Association of the Company (Amended as of December 17, 2012).

10.1*	Office Space Lease, dated November 20, 2012, between ICON Clinical Research SARLand MS Capitole SCI.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*           Filed herewith

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

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon the assessment performed, we determined that, as of December 31, 2012 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2012, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) and their report is included at page 73.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 6, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 6, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012 and our report dated March 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 6, 2013

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2012	2011
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$114,047	$119,237
Short term investments - available for sale (Note 3)	76,183	54,940
Accounts receivable, net	285,419	201,338
Unbilled revenue	112,483	126,850
Other receivables	13,387	13,788
Deferred tax asset (Note 13)	20,574	13,812
Prepayments and other current assets	23,155	21,424
Income taxes receivable (Note 13)	18,500	8,183
Total current assets	663,748	559,572
Other Assets:
Property, plant and equipment, net (Note 6)	168,373	168,461
Goodwill (Note 4)	315,441	253,393
Non-current other assets	5,584	4,583
Non-current income taxes receivable (Note 13)	9,506	10,272
Non-current deferred tax asset (Note 13)	5,009	2,976
Intangible assets (Note 5)	34,447	28,260
Total Assets	$1,202,108	$1,027,517
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$8,149	$5,340
Payments on account	219,467	150,792
Other liabilities (Note 7)	181,092	145,963
Deferred tax liability (Note 13)	144	333
Income taxes payable (Note 13)	4,570	3,630
Total current liabilities	413,422	306,058
Other Liabilities:
Non-current other liabilities (Note 8)	14,312	20,038
Non-current government grants (Note 11)	1,427	1,351
Non-current income taxes payable (Note 13)	5,650	5,231
Non-current deferred tax liability (Note 13)	12,722	13,295
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
60,287,498 shares issued and outstanding at December 31, 2012 and 60,135,603 shares issued and outstanding at December 31, 2011.	5,067	5,055
Additional paid-in capital	237,217	211,549
Capital redemption reserve (Note 12)	100	44
Accumulated other comprehensive income (Note 19)	(8,776)	(16,446)
Retained earnings	520,967	481,342
Total Shareholders’ Equity	754,575	681,544
Total Liabilities and Shareholders’ Equity	$1,202,108	$1,027,517
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2012	2011	2010

	(in thousands, except share and per share data)
Revenue:
Gross revenue	$1,503,993	$1,296,509	$1,263,147
Reimbursable expenses	(388,987)	(350,780)	(363,103)
Net revenue	1,115,006	945,729	900,044

Costs and expenses:
Direct costs	717,750	611,923	541,388
Selling, general and administrative	280,780	255,864	232,688
Depreciation and amortization	42,823	38,682	33,873
Restructuring and other items, net (Note 14)	5,636	9,817	-
Total costs and expenses	1,046,989	916,286	807,949

Income from operations	68,017	29,443	92,095
Interest income	1,151	1,194	1,761
Interest expense	(1,947)	(1,642)	(1,132)

Income before provision for income taxes	67,221	28,995	92,724
Provision for income taxes (Note 13)	(11,801)	(6,115)	(5,653)

Net income	$55,420	$22,880	$87,071

Net income per ordinary share:
Basic	$0.92	$0.38	$1.46

Diluted	$0.92	$0.37	$1.44

Weighted average number of ordinary shares outstanding:
Basic (Note 2)	59,968,174	60,379,338	59,718,934

Diluted (Note 2)	60,450,706	61,070,686	60,637,103

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Year Ended December 31,
	2012	2011	2010

	(in thousands, except share and per share data)

Net income	$55,420	$22,880	$87,071
Currency translation adjustment	4,494	(11,347)	(9,701)
Currency impact on long-term funding	1,982	(802)	(1,080)
Tax on currency impact of long term funding	(356)	294	(198)
Unrealized capital gain/(loss) – investments	861	(622)	-
Actuarial gain/(loss) on defined benefit pension plan	689	(4,365)	(1,209)

Total comprehensive income	$63,090	$6,038	$74,883

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total

Balance at December 31, 2009	59,007,565	$4,965	$174,188	$-	$12,584	$380,509	$572,246
Comprehensive Income:
Net income	-	-	-	-	-	$87,071	$87,071
Currency translation adjustment	-	-	-	-	(9,701)	-	(9,701)
Currency impact on long-term funding	-	-	-	-	(1,080)	-	(1,080)
Tax on currency impact of long term funding	-	-	-	-	(198)	-	(198)
Actuarial loss on defined benefit pension plan	-	-	-	-	(1,209)	-	(1,209)
Total comprehensive income							74,883
Exercise of share options	1,237,015	98	13,070	-	-	-	13,168
Issue of restricted share units	2,512	-	-	-	-	-	-
Share based compensation expense	-	-	7,408	-	-	-	7,408
Share issue costs	-	-	(51)	-	-	-	(51)
Excess tax benefit on exercise of options	-	-	2,345	-	-	-	2,345
Balance at December 31, 2010	60,247,092	$5,063	$196,960	$-	$396	$467,580	$669,999
Comprehensive Income:
Net income	-	-	-	-	-	$22,880	$22,880
Currency translation adjustment	-	-	-	-	(11,347)	-	(11,347)
Currency impact on long-term funding	-	-	-	-	(802)	-	(802)
Tax on currency impact of long term funding	-	-	-	-	294	-	294
Unrealized capital gain/loss - investments	-	-	-	-	(622)	-	(622)
Actuarial loss on defined benefit pension plan	-	-	-	-	(4,365)	-	(4,365)
Total comprehensive income							6,038
Exercise of share options	430,340	36	4,629	-	-	-	4,665
Issue of restricted share units	3,768	-	-	-	-	-	-
Share based compensation expense	-	-	9,355	-	-	-	9,355
Share issue costs	-	-	(76)	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	(113)	(113)
Excess tax benefit on exercise of options	-	-	681		-	-	681

Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total

Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544
Comprehensive Income:
Net income	-	-	-	-	-	$55,420	$55,420
Currency translation adjustment	-	-	-	-	4,494	-	4,494
Currency impact on long-term funding	-	-	-	-	1,982	-	1,982
Tax on currency impact of long term funding	-	-	-	-	(356)	-	(356)
Unrealized capital loss - investments	-	-	-	-	861	-	861
Actuarial gain on defined benefit pension plan	-	-	-	-	689	-	689
Total comprehensive income							63,090
Exercise of share options	890,236	68	12,947	-	-	-	13,015
Share based compensation expense	-	-	11,521	-	-	-	11,521
Share issue costs	-	-	(74)	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	(15,605)	(15,605)
Share repurchase costs	-	-	-	-	-	(190)	(190)
Excess tax benefit on exercise of options	-	-	1,274		-	-	1,274

Balance at December 31, 2012	60,287,498	$5,067	$237,217	$100	$(8,776)	$520,967	$754,575

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$55,420	$22,880	$87,071
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	233	136	136
Depreciation expense	35,210	34,030	31,425
Amortization of intangibles	7,613	4,652	2,448
Amortization of government grants	(154)	(115)	(220)
Stock compensation expense	11,521	9,355	7,408
Deferred taxes	(10,430)	(6,121)	2,334
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(79,155)	(32,081)	18,267
Decrease/(increase) in unbilled revenue	13,227	(27,164)	(4,887)
Decrease/(increase) in other receivables	1,125	(1,669)	469
(Increase)/decrease in prepayments and other current assets	682	(1,345)	(783)
Increase in other non current assets	(861)	(233)	(1,271)
Increase/(decrease) in payments on account	68,654	9,494	(29,191)
Increase/(decrease) in other current liabilities	17,035	20,390	(13,848)
Increase/(decrease) in other non current liabilities	189	(613)	999
Decrease in income taxes payable	(7,916)	(2,753)	(13,576)
Increase/(decrease) increase in accounts payable	1,038	(8,652)	647
Net cash provided by operating activities	113,431	20,191	87,428
Cash flows from investing activities:
Purchase of property, plant and equipment	(30,791)	(35,284)	(30,952)
Purchase of subsidiary undertakings and acquisition costs	(72,508)	(69,836)	(3,693)
Cash acquired with subsidiary undertaking	2,572	8,300	-
Sale of short term investments	82,193	438	79,487
Purchase of short term investments	(102,575)	(56,000)	(30,260)
Net cash (used in)/provided by investing activities	(121,109)	(152,382)	14,582
Cash flows from financing activities:
Drawdown of credit lines and facilities	20,000	-	-
Repayment of credit lines and facilities	(20,000)	-	-
Proceeds from the exercise of share options	13,015	4,665	13,168
Share issuance costs	(74)	(76)	(51)
Excess tax benefit from the exercise of share options	1,274	681	2,345
Repurchase of ordinary shares	(15,605)	(9,005)	-
Share repurchase costs	(190)	(113)	-
Receipt of government grant	340	-	-
Repayment of other liabilities and finance lease obligations	-	-	(166)
Net cash (used in)/provided by financing activities	(1,240)	(3,848)	15,296
Effect of exchange rate movements on cash	3,728	(430)	(6,401)
Net (decrease)/increase in cash and cash equivalents	(5,190)	(136,469)	110,905
Cash and cash equivalents at beginning of year	119,237	255,706	144,801

Cash and cash equivalents at end of year	$114,047	$119,237	$255,706

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and its subsidiaries (“the Company” or “ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution At December 31, 2012 we had approximately 9,500 employees, in 82 locations in 40 countries. During the year ended December 31, 2012, we derived approximately 42.3%, 45.8% and 11.9% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

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

Biometrics revenue is recognized on a fee-for-service method as each unit of data is prepared on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognized on a fee-for-service basis as each hour of the related service is performed. Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.  Informatics revenue is recognized on a fee-for-service basis.  Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognized rateably over the period of the related agreement.  Revenue from software services is recognized using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

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

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $3,679,000, $2,905,000 and $3,431,000 for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 respectively.

(g)           Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 were as follows:

	Year ended December 31,
	(in thousands)
	2012	2011	2010

Amounts (credited)/charged	$(1,231)	$391	$3,731

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

(h)           Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, unbilled revenue, other receivables, short term investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments on account, accrued liabilities, accrued bonuses and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities’ carrying amounts approximate fair value based on net present value of estimated future cash flows.

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

 (j)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

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

(n)           Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of inventories comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2012 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $3.0 million (2011: $2.8 million).

(o)           Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Years
Building	40
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5
Computer equipment and software	2-8

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2012	2011	2010
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	59,968,174	60,379,338	59,718,934
Effect of dilutive share options outstanding	482,532	691,348	918,169
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	60,450,706	61,070,686	60,637,103

(v)           Share-based compensation

The Company accounts for its share options and restricted share units (“RSU’s”) in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options and RSU’s.

Share-based compensation expense for stock options awarded to employees and directors is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSU’s awarded to employees and directors is calculated based on the market value of the Company’s shares on the date of award of the RSU’s. The value of awards expected to vest is recognized as an expense over the requisite service periods.

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

 (x)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2012	2011
	(in thousands)

At start of year	$54,940	$-
Additions	102,575	56,000
Disposals	(82,193)	(438)
Unrealized capital gain/(loss) - investments	861	(622)

At end of year	$76,183	$54,940

The Company classifies its short term investments as available for sale.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.  The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders’ equity.  Any differences between the cost and fair value of investments are represented by accrued interest. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

4. Goodwill

	December 31,	December 31,
	2012	2011
	(in thousands)
Opening goodwill	$253,393	$175,860
Current year acquisitions	55,759	83,656
Prior year acquisitions	1,382	-
Foreign exchange movement	4,907	(6,123)
Closing goodwill	$315,441	$253,393

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

The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2012, indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisition of PriceSpective

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (PriceSpective) strategy consulting company for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to December 31, 2012. On August 13, 2012 the Company paid $5.0 million in relation to performance milestones for the year ended December 31, 2011.  At December 31, 2012 the Company has recorded a liability of $10.0 million in respect of the milestones for the year ended December 31, 2012.

The following table summarizes the Company’s estimates of the fair values of assets acquired and the liabilities assumed:

February 28
2012
(in thousands)
Property, plant and equipment	$256
Goodwill*	42,247
Intangible asset – customer relationships	10,237
Intangible asset – order backlog	405
Intangible asset – non-compete arrangements	392
Cash and cash equivalents	2,311
Accounts receivable	2,662
Unbilled revenue	1,140
Other current assets	236
Current liabilities	(7,788)
Liability arising from contingent consideration arrangement	(15,000)
Net assets acquired	$37,098

Cash consideration	$37,199
Working capital adjustment	(101)
Contingent consideration	15,000
Amount of total consideration	52,098
Liabilities included in preliminary purchase price allocation re contingent consideration	(15,000)
Net assets acquired	$37,098

* Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Goodwill related to the US portion of the business acquired is tax deductible.

The proforma effect of the PriceSpective acquisition if completed on January 1, 2011 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2011 and December 31, 2012 as follows:

	Year Ended
	December 31,
	2012	2011
	(in thousands)
Net revenue	$1,118,410	$964,388
Net income	$55,931	$25,363
Basic earnings per share	$0.93	$0.42
Diluted earnings per share	$0.93	$0.42

(b) Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 31, 2013.  At December 31, 2012 the Company has recorded a liability of $7.0 million in respect of the additional consideration.

The following table summarizes the Company’s estimates of the fair values of assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$172
Goodwill*	13,512
Intangible asset – customer relationships	1,761
Intangible asset – order backlog	376
Intangible asset – non-compete arrangements	97
Cash and cash equivalents	587
Accounts receivable	657
Unbilled revenue	176
Other current assets	228
Deferred tax liability	(559)
Current liabilities	(1,007)
Liability arising from contingent consideration arrangement	(7,000)
Net assets acquired	$9,000

Cash consideration	$9,000
Contingent consideration	7,000
Amount of total consideration	16,000
Liabilities included in preliminary purchase price allocation re contingent consideration	(7,000)
Net assets acquired	$9,000
* Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China and is not tax deductible.

The proforma effect of the BeijingWits acquisition if completed on January 1, 2011 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2011 and December 31, 2012 as follows:

	Year Ended
	December 31,
	2012	2011
	(in thousands)
Net revenue	$1,115,355	$989,942
Net income	$55,349	$22,549
Basic earnings per share	$0.92	$0.37
Diluted earnings per share	$0.92	$0.37

(c) Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.5 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. The acquisition agreement provided that further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in respect of periods up to June 30, 2013. At the date of acquisition the Company recorded a liability of €31.3 million ($44.0 million) in relation to these performance milestones. In March 2012 €3.0 million ($4.0million) was paid by the Company in relation to performance milestones for the six months ended June 30, 2011 and in July 2012 a further €10 million ($12.5 million) was paid by the Company in relation to performance milestones for the year ended December 31, 2011, both amounts representing the full amount of additional consideration potentially payable. At December 31, 2012 the Company has recorded a liability of €19.5 million ($25.8 million) in relation to the remaining performance milestones.

The acquisition agreement also provided for certain working capital targets to be achieved by Firecrest Clinical on completion.  In March 2012 the Company paid €0.4 million ($0.5 million) on completion of this review.

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14
2011
(in thousands)
Property, plant and equipment	$687
Goodwill*	48,073
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1,172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Liability arising from contingent consideration arrangement	(44,028)
Net assets acquired	$24,463

Cash consideration	$24,463
Contingent consideration	44,028
Amount of total consideration	68,491
Liabilities included in preliminary purchase price allocation re contingent consideration	(44,028)
Net assets acquired	$24,463

*
Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductible.

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

(d) Acquisition of Oxford Outcomes

On January 14, 2011 the Company acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), an international health outcomes consultancy business, for an initial cash consideration of £18.1 million ($28.1 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  On the same day a put and call option was agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  This option was exercised in October 2011.

Additional consideration of up to £8.0 million ($12.6 million) was potentially payable if certain performance milestones were achieved by Oxford Outcomes in respect of periods up to March 31, 2012; £4.0 million ($6.3 million) in respect of the year ended March 31, 2011 and £4.0 million ($6.3 million) in respect of the year ended March 31, 2012. Performance milestones in respect of both periods have been achieved.  £4.0 million ($6.3 million) was paid during the year ended December 31, 2011 in respect of the milestone for the year ended March 31, 2011. A part payment of £2.0 million ($3.3 million) in respect of March 31, 2012 milestone was made by the Company in October 2012. At December 31, 2012, the Company has recorded a liability of £2.0 million ($3.1 million) in relation to the milestone for the year ended March 31, 2012.

The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Company paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review and in March 2012 paid a further £0.8 million ($1.2 million) on completion of the review.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14
2011
(in thousands)
Property, plant and equipment	$490
Goodwill*	36,432
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,015
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Liability arising from contingent consideration arrangement	(12,474)
Net assets acquired	$40,390

Cash consideration	$28,114
Working capital adjustment	6,383
Put and call option	5,893
Contingent consideration	12,474
Amount of total consideration	52,864
Liabilities included in preliminary purchase price allocation re contingent consideration	(12,474)
Net assets acquired	$40,390

*
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

The proforma effect of the Oxford Outcomes acquisition if completed on January 1, 2010 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2010 and December 31, 2011 as follows:

	Year Ended
	December 31,
	2011	2010
	(in thousands)
Net revenue	$945,729	$919,524
Net income	$22,880	$91,524
Basic earnings per share	$0.38	$1.53
Diluted earnings per share	$0.37	$1.51

5. Intangible Assets

	December 31,	December 31,
	2012	2011
Cost	(in thousands)
Customer relationships acquired	$33,951	$22,193
Technology asset acquired	11,169	11,169
Order backlog	2,571	3,260
Tradenames acquired	1,357	1,357
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	-
Foreign exchange movement	(1,001)	(1,728)
Total cost	49,861	37,576
Accumulated amortization	(15,363)	(9,467)
Foreign exchange movement	(51)	151

Net book value	$34,447	$28,260

On February 28, 2012 the Company acquired PriceSpective a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 and 3 years, the estimated period of benefit.  $1,367,000 has been amortized in the period since the date of acquisition.

On February 15, 2012 the Company acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit.  $253,000 has been amortized in the period since the date of acquisition.

On July 14, 2011 the Company acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest tradename and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 and 1.2 years, the estimated period of benefit.  $4,482,000 has been amortized in the period since the date of acquisition.

On January 14, 2011 the Company acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 and 2 years, the estimated period of benefit.   $2,666,000 has been amortized in the period since the date of acquisition. A put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited. This option was exercised in October 2011.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services.  The value of certain client relationships identified of $0.8 million is being amortized over approximately 3 years, the estimated period of benefit.  $674,000 has been amortized in the period since the date of acquisition.

During the year ended December 31, 2009 the Company completed the acquisitions of Qualia Clinical Services, Inc, a US provider of Phase I clinical trial services and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services. The value of certain client relationships identified of $0.4 million is being amortized over 3 years, the estimated period of benefit.  $352,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $3,347,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit. $2,222,000 has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2013 to December 31, 2017 is as follows:

Year ended December 31 (in thousands)
2013	$6,078
2014	5,800
2015	5,642
2016	5,048
2017	4,182

$26,750

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2012	2011
	(in thousands)
Cost
Land	$3,325	$3,323
Building	94,395	92,859
Computer equipment and software	189,455	179,850
Office furniture and fixtures	66,351	62,458
Laboratory equipment	32,724	32,156
Leasehold improvements	10,482	9,462
Motor vehicles	69	70
	396,801	380,178
Less accumulated depreciation and asset write off	(228,428)	(211,717)

Property, plant and equipment (net)	$168,373	$168,461

7. Other Liabilities

	December 31,	December 31,
	2012	2011
	(in thousands)

Personnel related liabilities	$90,902	$62,017
Facility related liabilities	15,393	14,776
General overhead liabilities	22,776	24,520
Other liabilities	5,010	1,823
Short term government grants (note 11)	235	79
Restructuring and other items (note 14)	926	3,874
Acquisition consideration payable	45,850	37,615
Share repurchase program	-	1,259

	$181,092	$145,963

8. Other Non-Current Liabilities

	December 31,	December 31,
	2012	2011
	(in thousands)

Personnel related liabilities	$6,920	$-
Defined benefit pension obligations, net (note 9)	$4,720	$4,903
Acquisition consideration payable	-	11,903
Other non-current liabilities	2,672	3,232

	$14,312	$20,038

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 were $14,206,000, $16,644,000 and $18,187,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 were $6,603,000, $7,064,000 and $8,442,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2012, December 31, 2011 and December 31, 2010, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2012	December 31, 2011
	(in thousands)
Benefit obligation at beginning of year	$19,924	$16,482
Service cost	242	212
Interest cost	964	931
Plan participants’ contributions	101	134
Benefits paid	(237)	(109)
Actuarial loss	405	2,621
Foreign currency exchange rate changes	1,128	(347)

Benefit obligation at end of year	$22,527	$19,924

Change in plan assets	December 31, 2012	December 31, 2011
	(in thousands)
Fair value of plan assets at beginning of year	$15,021	$15,499
Actual return on plan assets	1,810	(604)
Employer contributions	239	273
Plan participants’ contributions	101	135
Benefits paid	(237)	(109)
Foreign currency exchange rate changes	873	(173)

Fair value of plan assets at end of year	$17,807	$15,021

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2012	December 31, 2011
	(in thousands)
Projected benefit obligation	$(22,527)	$(19,924)
Fair value of plan assets	17,807	15,021

Funded status	$(4,720)	$(4,903)

Non-current other liabilities	$(4,720)	$(4,903)
The following amounts were recorded in the consolidated statement of operations as components of the net periodic benefit cost/(credit)

	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands)

Service cost	$242	$212	$184
Interest cost	964	931	746
Expected return on plan assets	(895)	(1,141)	(980)
Amortization of net (gain)/loss	179	-	-

Net periodic benefit (credit)/cost	$490	$2	$(50)

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost/(credit) for the years ended December 31, 2010, December 31, 2011 and December 31, 2012:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
Discount rate	4.7%	5.4%	5.7%
Rate of compensation increase	3.5%	4.0%	4.0%
Expected rate of return on plan assets	5.8%	7.1%	7.4%

Accumulated other comprehensive income	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands)
Actuarial loss - benefit obligation	$405	$2,621	$2,232
Actuarial (gain)/loss – plan assets	(915)	1,744	(1,023)
Actuarial loss recognized in net periodic benefit cost	(179)	-	-

Total	$(689)	$4,365	$1,209

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $135,000 and $nil respectively.

Amounts recognized in accumulated other comprehensive income that has not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands)
Net actuarial (gain)/loss	$3,371	$4,060	$(305)

Total	$3,371	$4,060	$(305)

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2012:

	December 31,	December 31,
	2012	2011
Discount rate	4.6%	4.7%
Rate of compensation increase	3.4%	3.5%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 50 basis points.  At December 31, 2012 the Company, with input from its actuarial advisors, refined its estimate of the discount rate used in calculating the benefit obligation and applied an additional 50 basis points to the  iboxx corporate bond over 15 year index to reflect the long term nature of the benefit obligation.  Had this not been applied and a discount rate of 4.1% used, the benefit obliation at December 31, 2012 would have been $25,577,000.

Plan Assets

The assets of the scheme are invested in the Legal and General Global Equity and Fixed Index Fund.  The aim of this fund is to capture the returns on UK and overseas equity markets with a more even investment in UK and overseas equities than would be provided by reference to market capitalization or consensus weights.  The expected long-term rate of return on assets at December 31, 2012 of 5.7% was calculated as the value of the fund after application of a market value reduction factor.   The expected long term rates of return on different asset classes over the long term are as follows:

Asset Category	Expected long-term return per annum
Equity	5.8%
Bonds	4.6%

At December 31, 2012 UK gilts were yielding around 2.7% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 index plus 50 basis points.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2012	December 31, 2011
Equity	90%	90%
Bonds	10%	10%
	100%	100%
Applying the above expected long term rates of return to the asset distribution at December 31, 2012, gives rise to an expected overall rate of return of scheme assets of approximately 5.7% per annum.

Plan Asset Fair Value Measurements
Quoted Prices in Active Markets for Identical Assets
Level 1
(in thousands)

Cash	$13

Equity Securities
Legal and General UK Equity Index	6,404
Legal and General North America Equity Index	3,082
Legal and General Europe (ex UK) Equity Index	3,303
Legal and General Japan Equity Index	1,637
Legal and General Asia Pac (ex Japan) Equity Index	1,630

Fixed Income Securities
Legal and General over 15 year Gilts Index	564
Legal and General AAA-AA-A Bonds Over 15 year Index	597
Legal and General over 5 year Index-Linked Gilts Index	577

$17,807

Cash Flows

The Company expects to contribute $0.3 million to its pension fund in the year ending December 31, 2013.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2013	$81
2014	81
2015	81
2016	81
2017	81
Years 2018 - 2022	$406

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

10. Equity Incentive Schemes and Stock Compensation Charges

Share Options

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2012 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2012, December 31, 2011 and December 31, 2010:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	5,408,222	5,408,222	$18.99	$7.60
Granted	1,038,327	1,038,327	$24.34	$9.08
Exercised	(1,237,015)	(1,237,015)	$10.64	$4.69
Cancelled	(410,857)	(410,857)	$25.86	$9.91
Outstanding at December 31, 2010	4,798,677	4,798,677	$21.71	$8.47
Granted	989,449	989,449	$19.66	$8.20
Exercised	(430,340)	(430,340)	$10.84	$4.80
Cancelled	(454,968)	(454,968)	$25.77	$9.87
Outstanding at December 31, 2011	4,902,818	4,902,818	$21.87	$8.61
Granted	842,273	842,273	$22.01	$9.59
Exercised	(890,236)	(890,236)	$14.62	$6.16
Cancelled	(504,224)	(504,224)	$25.14	$9.76
Outstanding at December 31, 2012	4,350,631	4,350,631	$23.01	$9.17

Vested and exercisable at December 31, 2012	2,256,098	2,256,098	$23.54	$9.07

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2012, was 4.67 years and 3.34 years respectively. 756,637 options are expected to vest during the year ended December 31, 2013.

The intrinsic value of options exercised during the year ended December 31, 2012 amounted to $11.7 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2012 amounted to $26.0 million and $13.8 million respectively.  Intrinsic value is calculated based on the market value of the Company’s shares at December 31, 2012.

Non vested shares outstanding as at December 31, 2012 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2011	2,534,310	$23.30	$9.11

Granted	842,273	22.01	9.59
Vested	(985,264)	23.95	9.04
Forfeited	(296,786)	23.60	9.17

Non vested outstanding at December 31, 2012	2,094,533	$22.43	$9.17

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2012:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$8.60	12,940	0.13	$8.60	12,940	$8.60
$10.42	20,000	1.04	$10.42	20,000	$10.42
$11.00	274,767	1.09	$11.00	274,767	$11.00
$15.47	630	4.33	$15.47	270	$15.47
$15.84	103,000	4.33	$15.84	81,800	$15.84
$16.80	150,000	6.83	$16.80	30,000	$16.80
$17.17	30,000	6.85	$17.17	6,000	$17.17
$18.00	58,000	1.83	$18.00	58,000	$18.00
$18.98	9,000	3.87	$18.98	7,200	$18.98
$19.45	21,000	5.82	$19.45	1,200	$19.45
$20.16	2,000	5.87	$20.16	800	$20.16
$20.28	600,547	6.17	$20.28	149,058	$20.28
$20.59	185,000	7.14	$20.59	-	$20.59
$21.25	462,831	2.12	$21.25	462,831	$21.25
$21.76	1,000	2.31	$21.76	1,000	$21.76
$22.10	800	4.56	$22.10	-	$22.10
$22.26	415,953	4.15	$22.26	229,621	$22.26
$22.30	608,073	7.32	$22.30	-	$22.30
$22.60	2,000	2.65	$22.60	2,000	$22.60
$23.20	4,000	5.70	$23.20	1,600	$23.20
$23.66	9,580	7.57	$23.66	-	$23.66
$24.25	150,000	5.18	$24.25	150,000	$24.25
$24.46	507,728	5.17	$24.46	196,667	$24.46
$26.20	2,400	5.38	$26.20	960	$26.20
$26.27	2,000	3.81	$26.27	1,600	$26.27
$26.71	12,450	7.70	$26.71	-	$26.71
$27.91	2,000	5.41	$27.91	800	$27.91
$29.45	8,000	5.32	$29.45	3,200	$29.45
$35.33	685,932	3.15	$35.33	555,384	$35.33
$36.05	6,000	3.40	$36.05	6,000	$36.05
$36.20	2,000	3.33	$36.20	1,600	$36.20
$41.25	1,000	3.67	$41.25	800	$41.25
$8.60 - $41.25	4,350,631	4.67	$23.01	2,256,098	$23.54

Options outstanding include both vested and unvested options as at December 31, 2012. Options excercisable represent options which have vested at December 31, 2012. From the date of grant, substantially all options vest over a five year period at 20% per anum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2012, December 31, 2011 and December 31, 2010 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010

Weighted average fair value	$9.59	$8.20	$9.08

Assumptions:
Expected volatility	50%	45%	45%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.83%	1.4%	1.5%
Expected life	5.0 years	5.0 years	4.05 years

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

Restricted Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan. Restricted Share Units (“RSU’s”) typically vest over periods ranging from one to five years. The Company issues new ordinary shares on the date of vesting of the RSU.

The Company has awarded RSU’s to certain key executives of the Group. The following table summarizes RSU activity for the year ended December 31, 2012:

	RSU Outstanding Number of Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2011	365,000	$19.46

Awarded	281,000	$21.64
Ordinary shares issued	-	-
Forfeited	(150,000)	$20.89

Outstanding at December 31, 2012	496,000	$20.26	1.96

The fair value of RSU’s vested for the year ended December 31, 2012 totaled $0.0 million (2011: $0.1 million).

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2012 is stated after charging $11.5 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2012 has been allocated as follows:

	Year ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	(in thousands)
Direct costs	$6,007	$5,155	$4,049
Selling, general and administrative	$4,894	$4,200	$3,359
Restructuring and other non-recurring items (note 14)	$620	-	-

Total compensation costs	$11,521	$9,355	$7,408

Total non-cash stock compensation expense not yet recognized at December 31, 2012 amounted to $19.7 million.  The weighted average period over which this is expected to be recognized is 2.87 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $1.3 million for the year ended December 31, 2012 (2011: $0.7 million, 2010: $2.3 million).

11. Government Grants

	December 31,	December 31,
	2012	2011
	(in thousands)
Received	$3,473	$3,133
Less accumulated amortization	(2,148)	(1,994)
Foreign exchange translation adjustment	337	291
	1,662	1,430
Less current portion	(235)	(79)
	$1,427	$1,351

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.  Government grants amortized to the profit and loss account amounted to $154,000 and $115,000 for the years ended December 31, 2012 and December 31, 2011 respectively.   As at December 31, 2012 the Company had $1.9 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2012, 890,236 options were exercised by employees at an average exercise price of $14.62 per share for total proceeds of $13.0 million.

During the year ended December 31, 2011, 430,340 options were exercised by employees at an average exercise price of $10.84 per share for total proceeds of $4.7 million. During the year ended December 31, 2011 3,768 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

During the year ended December 31, 2010, 1,237,015 options were exercised by employees at an average exercise price of $10.64 per share for total proceeds of $13.2 million.  During the year ended December 31, 2010 2,512 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period February 22, 2012 to April 22, 2012. On  April 27, 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period April 27, 2012 to July 18, 2012. On July 30, 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period July 30, 2012 to October 26, 2012.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company.  The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

During the year ended December 31, 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  During the year ended December 31, 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  As at December 31, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

13. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Ireland	$12,157	$(33,732)	$37,298
United States	11,371	13,317	12,276
Other	43,693	49,410	43,150

Income before provision for income taxes	$67,221	$28,995	$92,724

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Provision for income taxes:
Current:
Ireland	$1,684	$351	$4,522
United States	12,290	6,367	(1,915)
Other	8,257	5,518	712

Total current tax	22,231	12,236	3,319

Deferred expense/(benefit):
Ireland	(287)	(3,825)	788
United States	(9,715)	(1,711)	1,322
Other	(428)	(585)	224

Total deferred tax expense/(benefit)	(10,430)	(6,121)	2,334

Provision for income taxes	11,801	6,115	5,653

Impact on shareholders equity & OCI of the tax consequence of :
Stock compensation expense	(1,274)	(681)	(2,345)
Currency impact of long term funding	356	(294)	198

Total	$10,883	$5,140	$3,506

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2011:12.5%; 2012: 12.5%)	$8,401	$3,625	$11,590
Foreign and other income taxed at higher/(reduced) rates	7,873	5,373	(4,765)
Research & development tax incentives	(4,954)	(6,341)	(1,927)
Movement in valuation allowance	1,557	4,362	822
Prior year over provision in respect of foreign taxes	(678)	(83)	(285)
Effects of permanent items	(26)	(615)	97
Other	(372)	(206)	121

	$11,801	$6,115	$5,653

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$6,631	$7,331	$6,645
Goodwill	11,467	9,443	8,055
Other intangible assets	2,707	3,525	223
Accruals	77	1,185	149
Other	88	97	835
Unrealised FX	1,160	-	-

Total deferred tax liabilities recognized	22,130	21,581	15,907

Deferred tax assets:
Net operating loss carry forwards	25,116	21,981	16,580
Property, plant and equipment	2,345	1,324	882
Accrued expenses and payments on account	19,382	11,652	6,607
Stock options	5,586	4,818	3,522
Deferred compensation expense	1,136	1,197	1,349
Other	-	214	90
Unrealised FX	98	-	-
Total deferred tax assets	53,663	41,186	29,030
Valuation allowance for deferred tax assets	(18,817)	(16,445)	(12,290)

Deferred tax assets recognized	$34,846	$24,741	$16,740

Net deferred tax asset	$12,716	$3,160	$833
$13.1 million (2011:$10.1 million) of the deferred tax asset of $34.8 million (2011:$24.7 million) above is non-current.
$20.8 million (2011:$20.4 million) of the deferred tax liability of $22.1 million (2011:$21.6 million) is non-current.

At December 31, 2012 non-U.S subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $94.4 million (2011:$83.1 million). At December 31, 2012 non-U.S. subsidiaries also had additional operating loss carry forwards of $5.8 million which are due to expire between 2013 and 2015.

At December 31, 2012 U.S. subsidiaries, had U.S. Federal and State net operating loss (“NOL”) carry forwards of approximately $9.6 million and $17.9 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2013 and 2032.  Of the $9.6 million U.S. Federal and $17.9 million State net operating losses, approximately $8.7 million and $17.0 million are currently available for offset against future U.S. Federal and State taxable income respectively. Annual utilization of these state net operating losses may be limited by specific state rules. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss carry forwards of $0.9 million and $0.9 million, respectively is further limited to $113,000 per year due to a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2013- 2015	$113	$113
2016- 2020	791	791
2021- 2032	8,742	16,940

	$9,646	$17,844

In addition US subsidiaries has alternative minimum tax credit carry forwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  They also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2012 was approximately $18.8 million.  The valuation allowance for deferred tax assets as of December 31, 2011 and December 31, 2010 was $16.4 million and $12.3 million respectively. The net change in the total valuation allowance was an increase of $2.4 million during 2012 and an increase of $4.1 million during 2011.

The valuation allowances at December 31, 2012 and December 31, 2011 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2012 and prior years as the Company considers these earnings to be indefinitely reinvested.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$6,543	$8,566	$15,855

Increase related to prior year tax positions	1,167	304	189
Decrease related to prior year tax positions	-	(36)	(3,861)
Increase related to current year tax positions	1,473	482	-
Settlements	(98)	-	(289)
Lapse of statute of limitations	(1,896)	(2,773)	(3,328)

Gross amount of unrecognized tax benefits at end of year	$7,189	$6,543	$8,566

The relevant statute of limitations for gross unrealized tax benefits totaling $3.5 million could potentially expire during 2013.

Included in the balance of total unrecognized tax benefits at December 31, 2012 there were net potential benefits of $7.2 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2011 and December 31, 2010 included net potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $6.5 million and $8.1 million respectively.

Interest and penalties recognized as a net benefit during the year ended December 31, 2012 amounted to $0.1 million (2011: $0.4million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2012 and December 31, 2011 were $1.1 million and $1.2 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in all our major jurisdictions.  In the United States tax periods open to audit include the years December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012.  In Ireland tax periods open to audit include the years ended December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012.  During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2012 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2012	2011	2010
	(in thousands)
Restructuring charges	$4,525	9,817	-
Other items	1,111	-	-

Net charge	$5,636	$9,817	-

Restructuring Charges

Restructuring charges of $4.5 million were recorded during year ended December 31, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the year ended December 31, 2012 the Company completed a review of its operations to improve resource utilization throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognized during the year ended December 31, 2012; $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs.

Details of the movement in this Restructuring Plan recognized during the year ended December 31, 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Initial provision recognized	$3,394	$1,250	$4,644
Cash payments	(3,030)	(824)	(3,854)
Foreign exchange movement	(4)	-	(4)

Provision at December 31, 2012	$360	$426	$786

Prior Period Restructuring Charges

During the three months ended March 31, 2011 the Company commenced a review of its operations to improve resource utilization within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan (the “Q1 2011 Plan”), which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalizations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognized in respect of this plan during the three months ended March 31, 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognized under the Q1 2011 Plan related to the clinical research segment, while $1.5 million related to the central laboratory business.

During the three months ended September 30, 2011 the Company implemented a further restructuring plan (the “Q3 2011 Plan”) which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalizations.  A restructuring charge of $4.8 million was recognized in respect of this plan during the three months ended September 30, 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognized under the Q3 2011 Plan related to the clinical research segment.

Details of the movement in the 2011 Restructuring Plans recognized during the years ended December 31, 2011 and December 31, 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - initial provision recognized	$3,956	$1,046	$5,002
Q3 Plan - initial provision recognized	3,880	935	4,815
Total provision recognized	$7,836	$1,981	$9,817

Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)

Provision at December 31, 2011	$2,234	$1,640	$3,874

Cash payments	(2,146)	(1,203)	(3,349)
Amounts released	(32)	(95)	(127)
Property, plant and equipment write-off	-	(263)	(263)
Foreign exchange movement	(20)	25	5

Provision at December 31, 2012	$36	$104	$140

Other Items

On September 30, 2011 Mr. Peter Gray, retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party. On October 1, 2011 Mr. Gray was appointed Vice Chairman of the Board. On June 11, 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on July 19, 2012.  Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company has recognized a share-based compensation charge of $738,000 in respect of these options during the year ended December 31, 2012, $620,000 of which was recognized within restructuring and other non-recurring items during the three months ended June 30, 2012.

15. Provision for Doubtful Debts

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2012 comprises:

	December 31,	December 31,
	2012	2011
	(in thousands)
Opening provision	$5,526	$3,284
Amounts used during the year	(756)	(945)
Amounts provided during the year	382	4,190
Amounts released during the year	(105)	(1,003)

Closing provision	$5,047	$5,526

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $52.5 million, $52.2 million and $46.0 million in rental expense for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2013	$40,412
2014	31,252
2015	24,827
2016	20,474
2017	14,694
Thereafter	32,267

Total	$163,926

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

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Ireland	$171,977	$88,869	$128,790
Rest of Europe	338,537	348,492	292,567
U.S.	471,700	393,957	381,196
Other	132,792	114,411	97,491

Total	$1,115,006	$945,729	$900,044

b)	The distribution of net revenue by business segment was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Central laboratory	$87,467	$71,549	$63,813
Clinical research	1,027,539	874,180	836,231

Total	$1,115,006	$945,729	$900,044

c)	The distribution of income from operations by geographical area was as follows:

	Year ended
	December	December	December
	2012	2012	2012
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)
Ireland	$11,733	$(2,074)	$9,659
Rest of Europe	29,786	(546)	29,240
U.S.	23,687	(2,651)	21,036
Other	8,447	(365)	8,082

Total	$73,653	$(5,636)	$68,017

	Year ended
	December	December	December
	2011	2011	2011
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)
Ireland	$(33,139)	$(1,564)	$(34,703)
Rest of Europe	35,175	(3,000)	32,175
U.S.	30,127	(5,253)	24,874
Other	7,097	-	7,097

Total	$39,260	$(9,817)	$29,443

	Year ended
	December	December	December
	2010	2010	2010
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)
Ireland	$36,636	-	$36,636
Rest of Europe	24,212	-	24,212
U.S.	25,017	-	25,017
Other	6,230	-	6,230

Total	$92,095	-	$92,095

d)	The distribution of income from operations by business segment was as follows:

	Year ended
	December	December	December
	2012	2012	2012
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)

Central laboratory	$4,059	$(158)	$3,901
Clinical research	69,594	(5,478)	64,116

Total	$73,653	$(5,636)	$68,017

	Year ended
	December	December	December
	2011	2011	2011
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)
Central laboratory	$(661)	$(1,545)	$(2,206)
Clinical research	39,921	(8,272)	31,649

Total	$39,260	$(9,817)	$29,443

	Year ended
	December	December	December
	2010	2010	2010
	Excluding Restructuring and other items, net	Restructuring and other items, net	Including Restructuring and other items, net
	(in thousands)
Central laboratory	$(12,759)	-	$(12,759)
Clinical research	104,854	-	104,854

Total	$92,095	-	$92,095

e)	The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2012	2011
	(in thousands)
Ireland	$110,369	$109,953
Rest of Europe	16,115	16,419
U.S.	32,400	33,086
Other	9,489	9,003

Total	$168,373	$168,461

f)	The distribution of property, plant and equipment, net, by business segment was as follows:

	December 31,	December 31,
	2012	2011
	(in thousands)
Central laboratory	$17,138	$18,292
Clinical research	151,235	150,169

Total	$168,373	$168,461

g)    The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Ireland	$17,885	$15,192	$11,840
Rest of Europe	7,211	7,057	5,543
U.S.	13,865	12,427	12,422
Other	3,862	4,006	4,068

Total	$42,823	$38,682	$33,873

h)    The distribution of depreciation and amortization by business segment was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Central laboratory	$4,142	$3,721	$4,888
Clinical research	38,681	34,961	28,985

Total	$42,823	$38,682	$33,873

i)    The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2012	2011
	(in thousands)
Ireland	$476,159	$414,510
Rest of Europe	236,305	216,313
U.S.	437,756	355,577
Other	51,888	41,117

Total	$1,202,108	$1,027,517

j) The distribution of total assets by business segment was as follows:

	December 31,	December 31,
	2012	2011
	(in thousands)
Central laboratory	$73,304	$54,361
Clinical research	1,128,804	973,156

Total	$1,202,108	$1,027,517

k) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Ireland	$12,406	$16,987	$16,095
Rest of Europe	2,506	4,795	5,869
U.S.	13,389	10,222	5,852
Other	4,725	4,001	3,777

Total	$33,026	$36,005	$31,593

l) The distribution of capital expenditures by business segment was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Central laboratory	$2,375	$1,449	$3,991
Clinical research	30,651	34,556	27,602

Total	$33,026	$36,005	$31,593

m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December	December	December
	2012	2011	2010

Client A	18%	*	*

Client B	12%	13%	*

* Net revenue did not exceed 10%.

n) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Ireland	$464	$762	$1,277
Rest of Europe	661	364	406
U.S.	3	18	22
Other	23	50	56

Total	$1,151	$1,194	$1,761

o) The distribution of interest income by business segment was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Central laboratory	$3	$18	$20
Clinical research	1,148	1,176	1,741

Total	$1,151	$1,194	$1,761

p) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)
Ireland	$1,216	$(3,475)	$5,310
Rest of Europe	3,298	657	(1,606)
U.S.	3,669	4,656	(593)
Other	3,618	4,277	2,542

Total	$11,801	$6,115	$5,653

q) The distribution of the tax charge by business segment was as follows:

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Central laboratory	$(3,169)	$(175)	$(2,858)
Clinical research	14,970	6,290	8,511

Total	$11,801	$6,115	$5,653

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2012	2011	2010
	(in thousands)

Non-cash interest on acquisition consideration payable*	$940	$743	$-

Cash paid for interest	$602	$388	$833

Cash paid for income taxes	$18,475	$22,723	$14,634
* recorded within interest expense

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2012	2011
	(in thousands)
Currency translation adjustments	$12,103	$7,609
Currency impact on long term funding	(18,931)	(20,913)
Tax on currency impact on long term funding	1,184	1,540
Actuarial loss on defined benefit pension plan (note 9)	(3,371)	(4,060)
Unrealised capital gain/(loss) – investments (note 3)	239	(622)

Total	$(8,776)	$(16,446)

20. Impact of New Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02, Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.  ASU 2012-02 allows an organization to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets.  An organization that elects to perform a qualitative assessment is required to perform the quantitative test for indefinite-lived intangible asset if it is more likely than not that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Company does not expect the adoption of ASU 2012-02 to have a material impact on the financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact on the financial statements.

In September 2011, the FASB issued ASU No. 2011-08 Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. ASU 2011- 08 is effective for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 to have a material impact on the financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 permits an entity to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. ASU 2011-05 is effective for fiscal years ending after December 15, 2012. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company does not expect the adoption of ASU 2011-05 to have a material impact on the financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. ASU 2011- 04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on the financial statements.

21. Related Parties

On July 19, 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from August 1, 2012, at an agreed fee of €265,000 ($350,000) per annum.

On December 31, 2009, Dr. John Climax retired as Chairman of the Board of the Company.  From January 2010 he has held the position as an outside director of the Company. The Company entered into an agreement with Rotrua Limited, a company controlled by Dr. Climax for the provision of consultancy services for a period of three years from January 1, 2010, at an agreed fee of €262,500 ($346,000) per annum.  The consultancy agreement expired in December 2012. The agreement provided that the Company would provide during the term of the agreement permanent disability and life insurance coverage for Dr. Climax and medical insurance cover for himself and his dependants.

22. Subsequent Events

Acquisition of the Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. Further consideration of up to $3.75 million may become payable if certain performance milestones are achieved during the period ended December 31, 2013.  Cross Country Healthcare’s Clinical Trial Services Division’s services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

The following table summarizes the Company’s provisional estimates of the fair values of the assets acquired and the liabilities assumed:

February 15
2013
(in thousands)
Property, plant and equipment	$367
Cash and cash equivalents	939
Accounts receivable	11,614
Prepayments and other current assets	442
Income taxes receivable	2,646
Accounts payable	(306)
Other liabilities	(2,380)
Non-current other liabilities	(156)

Total	$13,166

It is anticipated that goodwill arising from the acquisition of the clinical trial services division of Cross County Healthcare Inc. will comprise an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Other intangible assets are expected to comprise of customer relationships.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Date March 6, 2013	Brendan Brennan
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title

3.1*	Memorandum and Articles of Association of the Company (Amended as of December 17, 2012).

10.1*	Office Space Lease, dated November 20, 2012, between ICON Clinical Research SARLand MS Capitole SCI.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*           Filed herewith