Form 20-F
period 2013-12-31
ICON PLC
filed 2014-03-12
CIK 1060955

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________
FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2013
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
_______________________________________
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
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,587,257 Ordinary Shares.
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

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory envoirnment and other factors identified in the Company’s Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 to 11.  The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

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

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$1,784,345	$1,503,993	$1,296,509	$1,263,147	$1,258,227
Reimbursable expenses (1)	(448,287)	(388,987)	(350,780)	(363,103)	(370,615)
Net revenue	1,336,058	1,115,006	945,729	900,044	887,612
Costs and expenses:
Direct costs	845,413	717,750	611,923	541,388	507,783
Selling, general and administrative	313,931	280,780	255,864	232,688	230,910
Depreciation and amortization	46,514	42,823	38,682	33,873	32,659
Restructuring and other items (2),(3),(4),(5)	9,033	5,636	9,817	-	8,808
Total costs and expenses	1,214,891	1,046,989	916,286	807,949	780,160
Income from operations	121,167	68,017	29,443	92,095	107,452
Net interest (expense) / income	(302)	(796)	(448)	629	(2,778)
Income before provision for income taxes	120,865	67,221	28,995	92,724	104,674
Provision for income taxes	(18,053)	(11,801)	(6,115)	(5,653)	(10,375)
Net income	$102,812	$55,420	$22,880	$87,071	$94,299

Net income per ordinary share (6):
Basic	$1.69	$0.92	$0.38	$1.46	$1.61
Diluted	$1.65	$0.92	$0.37	$1.44	$1.57

Weighted average number of ordinary shares outstanding:
Basic	60,907,274	59,968,174	60,379,338	59,718,934	58,636,878
Diluted	62,253,251	60,450,706	61,070,686	60,637,103	59,900,504

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$182,519	$114,047	$119,237	$255,706	$144,801
Short term investments	138,317	76,183	54,940	-	49,227
Working capital	352,259	250,326	253,514	330,333	235,906
Total assets	1,442,460	1,202,108	1,027,517	949,538	908,398
Long term government grants	1,359	1,427	1,351	1,470	1,750
Long term liabilities	11,198	14,312	20,038	4,659	2,844
Ordinary share capital	5,168	5,067	5,055	5,063	4,965
Additional paid-in capital	279,572	237,217	211,549	196,960	174,188
Shareholders’ equity	$910,579	$754,575	$681,544	$669,999	$572,246

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses. See Note 14 to the Audited Consolidated Financial Statements.

(3)
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

(5)
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

(6)	Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options.

Risk Factors

Various risk factors that are relevant to our business and the services we provide are outlined below. If any of these events were to occur, our business operations and financial results could be materially adversely affected.

Risk Related to Our Business and Operations

We depend on a limited number of customers and a loss of or significant decrease in business from one or more of them could affect our business.

The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of our net revenues during this period. During the year ended December 31, 2011 37% of our net revenues were derived from our top five customers, with 13% of our net revenues derived from one customer. No other customer contributed more than 10% of net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

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

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high calibre clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performace and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrolment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

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

We are highly dependent on information technology. If we fail to keep our systems up to date, or our systems fail or are unreliable, our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Company operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from, amongst others, natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, other computer systems, internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

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

If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK and Firecrest services. Also, changes to our operating systems, software or programs could adversely impact our business.

We rely on our interactive response technologies to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, incorrect dosing of patients, invalidation of the trial and/or liability claims against the Company among other things.

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

We may make, or be unable to make, acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, consummate an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

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

Serious adverse events can occur in Phase I trials.

We conduct Early Phase and Proof of Principle clinical trials including first-in human and healthy volunteer studies. Although we have policies and procedures in place, due to the experimental nature of these studies, serious adverse events may arise.

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries and that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. The following could each result in such a downturn:

●	if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services

●
if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business

●	if unfavourable economic conditions or disruptions in the credit and capital markets negatively impacted our clients

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

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

We operate in a highly competitive and dynamic market.

The CRO industry is highly competitive.  In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies.  If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there would be a material adverse impact on our results of operations.  Similarly, we compete with other CROs for work which comes outside of these strategic relationships.

The type and depth of services provided by CROs have changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely effect our business and operations.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate or differ from expected or forecasted results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation  cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Also, if in future quarters, we are unable to achieve efficiencies and our expenses grow faster than our net revenues, our operating margins and profitability will be adversely impacted.

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

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results of operations. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Our backlog may not convert to net revenue and the rate of conversion may slow.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.  Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the backlog.  No assurances can be given that we will be able to realize this backlog as net revenue. A failure to realize backlog as net revenue could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past. A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

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

The Company’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

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

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

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

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. We must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

●	termination of or delay in any research;

●	disqualification of data;

●	denial of the right to conduct business;

●	criminal penalties;

●	other enforcement actions;

●	loss of clients and/or business; and

●	litigation from clients and resulting material penalties, damages and costs.

We are subject to political, regulatory, operational and legal risks associated with our international operations.

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

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

Finally, we operate in some countries where national laws may require not only proper books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws and the large number of employees and contractors we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached by the Company, for example through negligent behavior of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Data Privacy

Current and proposed laws and regulations relating to the confidentiality of personal data of patients and others could limit the scope of our services, expose us to increased risk and liability and increase the cost of doing business.

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Customer Claims
If we breach the terms of an agreement with a client (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect should one or more employees or contractors fail to comply with all applicable regulations and Good Clinical Practice and thereby expose us to the risk of claims by clients.

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

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients arising from the study drug vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

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

Item 4.  Information on the Company.

Business

ICON public limited company (“ICON plc”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2013, we employed approximately 10,300 employees, in 77 locations in 38 countries. During the year ended December 31, 2013, we derived approximately 43.6%, 45.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions, to enhance our capabilities and expertise in certain areas of the clinical development process.

On February 15, 2013 the Company acquired the Clinical Trial Services division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s FSP division, DOCS, creating a leader in global resourcing and FSP, while AKOS has been combined with the services offered by ICON’s medical and safety services team.

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

FDA Review & Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with all applicable regulations and that the drug or biologic is safe and effective for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the Sponsor’s application has certain administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2013 was approximately $24 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Emergence of the Biotechnology Sector.
The nature of the drugs being developed is changing. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development (“R&D”) expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas. Much of this discovery expertise is found in smaller biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

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

An Increasing Requirement to Show the Economic Value of New Treatments

The rising costs of healthcare in most developed countries means there is an increasing pressure to show that new medical treatments are more cost effective and deliver better patient outcomes than existing treatments regimes. In many countries there are formal assessment processes to determine the economic value of new treatments and product reimbursement is often dependent on the outcome of such assessments. This means that sponsors need to increasingly generate outcomes data both as part of the product approval submissions and as part of post-approval research programmes. This is creating opportunities for CRO’s who can offer support in developing and interpreting this outcomes data.

The ICON Strategy

ICON’s mission is to accelerate the development of drugs that save lives and improve the quality of life.  Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance.

We have achieved strong growth since our foundation in 1990. The impact of the International Conference on Harmonisation, the resulting globalization of clinical research and the acceleration in the understanding of human and molecular biology which has led to many new treatment paths being explored have been key drivers of this growth.

The lack of productivity in the development department of the biopharmaceutical companies together with health budget constraints and the current economic and financial environment, are placing increased pressure on revenues and profitability of development companies. This however has been generally positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market.

One consequence of the drive to accelerate time to market will be increased emphasis on early stage development and translational medicine, as companies seek to filter compounds earlier in the development process, thereby lowering attrition rates and development expenditure. Regulatory pressures too will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new compounds, through outcomes and comparative effectiveness research, will most likely be required in order to secure reimbursement. Furthermore, we believe advances in molecular biology will drive further growth in innovation in the long term which in turn should create further growth opportunities for both development companies and their outsource providers.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients in particular are seeking to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models.  As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis.  Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical and operational data with clients will therefore become increasingly important for CROs.  ICON will seek to benefit from this increased outsourcing by clients to grow our business byincreasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

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

We will also continue to build our positions in emerging markets and have expanded our presence in regions such as Asia-Pacific, in particular in China and Japan, as is evident from our acquisition of BeijingWits Medical Limited, a leading Chinese CRO. In 2013, we added scale to our contract resourcing service offering in the US through the acquisition of ClinForce and Assent Consulting. Additionally we are taking steps to address new and emerging markets such as the market for biosimilars and government sponsored research programs.

Improve Quality and Competitiveness

Ensuring that we have a competitive offering by providing our customers a broad range of services across the development spectrum and the global coverage to deliver their programs remains a focus. Over the past year we have strengthened the depth of our services through organic growth and also in specific areas such as resourcing and Functional Service Provision through the acquisition of ClinForce and Assent Consulting. We continue to evolve our Commercialization and Outcomes offering, building on the platforms we acquired with Oxford Outcomes and PriceSpective. Our global coverage has also increased, with a new office in Turkey which will allow us to continue supporting our customers’ global development programmes.

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

Quality project execution underpins all we do and we have an ongoing focus on developing our people and  processes to continue to  enhance our service delivery. We are also deploying supporting technologies which we believe will also enable faster and deeper insights into the quality of trial data.

Leadership and Talent

Core to all our strategies are our people.  The need to grow and retain talent within the organisation is fundamental in enabling us to be the global CRO partner of choice.  ICON’s talent review and succession planning processes are core strategies in the achievement of this objective. We launched the ICON Business Academy with University College Dublin (UCD) in 2013 which provides customised management and development programs for global employees involved in people management roles. We have also created a new Graduate Certificate in Clinical Trial Management in association with the UCD School of Medicine, which will enhance the quality of graduate training in clinical research and increase the pool of talent available to ICON to support our customer’s drug development programmes.

Leveraging Informatics

Developing best in class information to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving our objectives.  Our proprietary ICONIK platform, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development will be a key tool in this regard. Firecrest’s comprehensive site performance management system, a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms amongst others, to be rolled out quickly and simultaneously to investigative sites is also a key platform in this regard and will allow site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines are met and study parameters are met (see information systems on page 20 for further information).

Enhance Expertise

Increased scientific knowledge and expertise will be important as clients will increasingly look to their partners for advice and guidance on how to identify promising drug candidates earlier in the development process and eliminate others. Having the right blend of scientific and commercial leadership in this area will be of key importance. The Company has made a number of strategic acquisitions in recent years to develop our scientific base in areas such as special patient populations, biomarkers and large molecule bioanalysis. We continue to build additional expertise in this and other areas (epidemiological, outcomes, regulatory and market access) and strengthen our therapeutic expertise.

Services

ICON specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

Our Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. We also conduct various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial Specific clinical research services offered include:

●	Investigator Recruitment
●	Study Monitoring and Data Collection
●	Case Report Form ("CRF") Preparation
●	Statistical Analysis
●	Patient Safety Monitoring
●	Clinical Data Management
●	Interactive Response Technologies
●	Electronic Patient Reported Outcomes
●	Medical Reporting
●	Patient Registries
●	Outcomes Research
●	Health Economics
●	Marker Access and commercialization services
●	Strategic Analysis and Data Operations
●	Clinical Pharmacology
●	Bioanalysis
●	Immunoassay development
●	Pharmacokinetic and Pharmacodynamic analysis
●	Study Protocol Preparation

●	Regulatory Consulting
●	Product Development Planning
●	Strategic Consulting
●	Pricing and Market Access Consulting
●	Medical Imaging
●	Contract Staffing
●	Electronic Endpoint Adjudication
●	Sample analyses
●	Safety testing
●	Microbiology
●	Custom flow cytometry
●	Electronic transmission of test results
●	Biomarker development

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

Competition

The CRO industry is highly fragmented, consisting of many small, limited-service providers and a limited number of medium-sized and large CROs with global operations. We compete against in-house departments of pharmaceutical companies and other CROs with global operations. Some of these competitors have greater capital, technical and other resources than us. CROs generally compete on the basis of previous experience, the quality of contract research, the ability to organize and manage large-scale trials on a global basis including the ability to recruit suitable investigators and patients, the ability to manage large and complex medical databases, the ability to provide additional drug development consulting services, the ability to integrate and make available clinical and operational data  to improve the efficiency of contract research, medical and scientific expertise in specific therapeutic areas and price. We believe that we compete favorably in these areas. Our principal CRO competitors are Covance Inc., PAREXEL International Corporation, Pharmaceutical Product Development Inc., Quintiles Transnational Corporation, inVentiv Health , PRA and INC Research. Globalization is driving market share to global CROs while the trend toward CRO industry consolidation has resulted in heightened competition among the larger CROs for clients, skilled employees and acquisition candidates.

Customers

During the year ended December 31, 2013 revenue was earned from over 700 clients. The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2011 37% of our net revenues were derived from our top five customers, with 13% of our net revenues derived from one customer. No other customer contributed more than 10% of net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2013 we had a backlog of approximately $3.1 billion, compared with approximately $2.8 billion at December 31, 2012.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Information Systems

Having access to accurate and timely information is critical in the management, delivery and quality of all aspects of drug development. To enable this ICON has developed an Informatics strategy built around ICONIK, a web-based information platform that enables the management, reporting, analysis and visualisation of all data relating to drug development. ICONIK collects, manages and standardises study data from multiple sources, including Electronic Data Capture (EDC), patient diaries, central laboratories and imaging, to provide a single view of study information. ICONIK enables ICON to deliver new services such as ICONIK monitoring which uses near-real time clinical data to drive monitoring visit schedules thereby reducing overall cost and time to market.

In addition to managing clinical data, ICONIK collects operational data, such as project management, clinical trials management system (CTMS) and metric information to drive trial efficiency and transparency. Investigator data, such as payments, site details and performance, can also be incorporated.  ICONIK can be accessed via a portal that allows clients access to study related information via a secure web based environment.

Our site management and training technology, Firecrest, is another important component of our Informatics strategy. Firecrest provides an on-line web-based portal to access visit by visit study guides which drive site performance and quality.

ICON also utilizes a range of enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, EMC, SAS and Medidata. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits.

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from external vendors. These include a clinical trial management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including EDC and Clinical Data Warehouse solutions from external vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies. In our clinical trials management area Firecrest Clinical provides a comprehensive site performance management system that improves compliance, consistency and execution of activities at investigative sites. The web-based solution enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to sites. Site behaviour can then be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are maintained. As well as meeting day to day operational requirements, these systems are feeder systems into the ICONIK platform.

We have also developed an interactive response technology (IXR) system which provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit/sample management system and a web interface system to allow clients to review results online.

All of the Company’s global finance operations utilize Oracle’s eBusiness suite to serve the organization’s financial and project accounting requirements, while Oracle Peoplesoft and Success Factors are used to fulfill our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK, iDoc our global SOP Document Management system and our Web-based training delivery solution, iLearn.

Our IT systems are operated from two centralized hubs in Dublin, Ireland and Philadelphia, Pennsylvania. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Microsoft Lync, Sharepoint and eRooms. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

Contractual Arrangements

We are generally awarded projects based upon our responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries, or work orders executed under our strategic partnership agreements.

Our revenues on contracts are recognized on a proportional performance method. Depending on the contractual terms revenue is either recognized on the percentage of completion method based on the relationship between hours incurred and the total estimated hours of the trial or on the unit of delivery method.  Payment terms usually provide either for payments based on the achievement of certain identified milestones, units delivered or monthly payments, according to a contracted payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service" or "time and materials" basis.

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In most cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment dates or delivery of the database. During the course of the study, the Company will generally incur reimbursable expenses.  Reimbursable expenses are typically estimated and budgeted within the contract and are generally invoiced on a monthly basis based on actual expenses incurred. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price adjustments if changes in the relative value of those currencies exceed predetermined tolerances.

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed and expenses incurred through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial, inadequate patient enrollment, or investigator recruitment.

Government Regulation

Regulation of Clinical Trials

The clinical investigation of new drugs is highly regulated by government agencies. The standard for the conduct of clinical research and development studies is Good Clinical Practice (“GCP”), which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects.

Regulatory authorities, including the United States Food and Drug Administration (“FDA”), have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate independent review board (“IRB”)/Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA.

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority, including the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the United Kingdom and the Bundesinstitut für Arzneimittel und Medizinprodukte (“BfARM”) in Germany. In addition, our activities in Europe are affected by the European Medicines Agency (“EMA”), which is based in London, England.

We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If we fail to comply adequately with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulations and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research, the disqualification of data or litigation by clients, any of which could also result in a material adverse effect.

Potential Liability and Insurance

Both ICON and its customers contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. Such testing creates a risk of liability for personal injury to or death of the patients resulting from adverse reactions to the drugs administered. In addition, although we do not believe that we should be legally accountable for the medical care rendered by third party investigators, it is possible that we could be subject to claims and expenses arising from the performance of the investigators with whom we or our clients contract. We also could be liable for negligence errors and/or omissions in connection with the services we perform and this could result in us being liable to make large payments to sponsor(s) and/or other parties.

From time to time, we are asked to act as the legal representative of a client in certain jurisdictions. As we believe that acting as legal representative of clients exposes us to a higher risk of liability, there is a designated entity within the ICON Group which is generally used to provide this service in relevant jurisdictions subject to certain preconditions being met.  The preconditions relate to obtaining protections such as specific insurance commitments and indemnities from the client to cover the nature of the exposure.

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

We further attempt to reduce our risks through seeking contractual indemnification provisions with clients in relation to the study drug and through insurance maintained by clients, investigators and us. However, the contractual indemnifications from our clients do not protect us in certain circumstances or against our own actions such as our negligence or poor performance. The terms and scope of such indemnification in relation to the study drug vary from client to client and from trial to trial, and the financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnity may not be sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. In addition, we also would be liable to our clients where our performance does not reach the required contractual standard, such as our failure to comply with regulatory standaards, negligence or poor performance.  We maintain worldwide professional liability insurance and while we believe that our insurance coverage is adequate there can be no assurance that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the policy will respond and provide cover when we want it to. We could be materially adversely affected if we were required to pay damages or bear the costs of defending or settling any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or if our insurance cover does not cover the relevant circumstances or in the event that an indemnifying party does not fulfill its indemnification obligations.

Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters.   We lease all other properties under operating leases.

We maintain three offices in New York, two offices in each of the following US locations: Chicago, San Antonio and Philadelphia and one office in each of the following U.S. locations: Baltimore, Bethesda, Boston, Houston, Los Angeles, Morristown, Nashville, Raleigh, San Diego, San Francisco and Wilmington.

Our European operations maintain two offices in Amsterdam, Frankfurt and one office in each of the following locations: Barcelona, Berlin, Brussels, Bucharest, Budapest, Munich, Kiev, Limerick, London, Madrid, Manchester, Marlow, Milan, Moscow, Oxford, Paris, Prague, Riga, Southampton, Stockholm, Tel Aviv, Ankara, Vilnius and Warsaw.

We also maintain two offices in Bangalore and Singapore and one office in each of the following locations: Auckland, Bangkok, Beijing, Bogota, Buenos Aires, Chennai, Hong Kong, Johannesburg, Lima, Manila, Mexico City, Montreal, Osaka, Santiago, Sao Paolo, Seoul, Shanghai, Sydney, Taipei, Tianjin, Tokyo, Toronto, Trivandrum and Vancouver.

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Name	Country of incorporation	Group ownership

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Holdings	Republic of Ireland	100%

ICON Clinical International	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON Development Solutions, LLC	Delaware, USA	100%

ICON Development Solutions, LLC	Maryland, USA	100%

ICON Clinical Pharmacology, LLC	USA	100%

ICON Clinical Research, LLC	USA	100%

ICON Central Laboratories, Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

DOCS Global, Inc.	USA	100%

Healthcare Discoveries, LLC	USA	100%

Oxford Outcomes LLC	USA	100%

PriceSpective LLC	USA	100%

ICON US Holdings Inc.	USA	100%

DOCS International Belgium N.V	Belgium	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Research Ltd. (Ispitivanja ICON d.o.o)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

ICON Clinical Research S.A.R.L.	France	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research GmbH	Germany	100%

Name	Country of incorporation	Group ownership

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research Kft (ICON Klinikai Kutató Kft)	Hungary	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Investments Limited	Jersey	100%

DOCS International BV	Netherlands	100%

DOCS Insourcing BV	Netherlands	100%

DOCS International Poland Sp.zo.o.	Poland	100%

ICON Clinical Research Sp.zo.o.	Poland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research Espana, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

ICON Medical Imaging AG	Switzerland	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

ICON Clinical Research LLC	Ukraine	100%

ICON Development Solutions Limited	United Kingdom	100%

DOCS International UK Limited	United Kingdom	100%

Oxford Outcomes Limited	United Kingdom	100%

PriceSpective Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

AKOS Limited	United Kingdon	100%

ICON Clinical Research, S.A.	Argentina	100%

ICON Pesquisas Clinicas LTDA	Brazil	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Oxford Outcomes Limited	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

Name	Country of incorporation	Group ownership

ICON Clinical Research Peru S.A.	Peru	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research (Beijing) Co., Limited	China	100%

ICON Clinical Research (Beijing No.2) Co., Limited	China	100%

ICON Clinical Research India Private Limited	India	100%

ICON Japan K.K.	Japan	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

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

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2013, we employed approximately 10,300 employees, in 77 locations in 38 countries. During the year ended December 31, 2013 we derived approximately 43.6%, 45.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2013 we had a backlog of approximately $3.1 billion, compared with approximately $2.8 billion at December 31, 2012.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

	Year Ended December 31,
	2013	2012	2013	2012
	Percentage of Net Revenue		Percentage Increase/(Decrease)

Net revenue	100%	100%	19.8%	17.9%

Costs and expenses:

Direct costs	63.3%	64.4%	17.8%	17.3%

Selling, general and administrative	23.5%	25.2%	11.8%	9.7%

Depreciation	2.9%	3.1%	10.7%	3.5%

Amortization	0.6%	0.7%	(0.1)%	61.7%
Income from operations (excluding restructuring and other items)	9.7%	6.6%	76.8%	87.6%

Restructuring and other items	0.6%	0.5%	60.3%	(42.6%)
Income from operations (including restructuring and other items )	9.1%	6.1%	78.1%	131.0%

Year ended December 31, 2013 compared to year ended December 31, 2012

Net revenue for the year increased by $221.1 million, or 19.8%, from $1,115.0 million for the year ended December 31, 2012 to $1,336.1 million for the year ended December 31, 2013.  For the year ended December 31, 2013 we derived approximately 43.6%, 45.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Net revenue in Ireland increased from $172.0 million for the year ended December 31, 2012 to $272.7 million for the year  ended December 31, 2013. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in the current year has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in net revenue in Ireland in the current year.

Direct costs for the year increased by $127.7 million, or 17.8%, from $717.7 million for the year ended December 31, 2012 to $845.4 million for the year ended December 31, 2013. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $131.3 million offset by a decrease in other direct project related costs of $3.6 million.  As a percentage of net revenue, direct costs have decreased from 64.4% for the year ended December 31, 2012 to 63.3% for the year ended December 31, 2013.

Selling, general and administrative expenses for the year increased by $33.1 million, or 11.8%, from $280.8 million for the year ended December 31, 2012 to $313.9 million for the year ended December 31, 2013. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expense for the period arose primarily from an increase in personnel related expenditure, including bonus, of $24.1 million, an increase in facilities and related costs of $4.9 million and an increase in other general overhead costs of $4.1 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 25.2% for the year ended December 31, 2012 to 23.5% for the year ended December 31, 2013.

Total share based compensation expense recognized during the years ended December 31, 2013 and December 31, 2012 amounted to $14.2 million and $11.5 million respectively.

Depreciation expense for the period increased by $3.8 million, or 10.7%, from $35.2 million for the year ended December 31, 2012 to $39.0 million for the year ended December 31, 2013 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.1% of net revenues for the year ended December 31, 2012 to 2.9% for the year ended December 31, 2013.  Amortization expense for the year decreased by $0.1 million, or 1%, from $7.6 million for the year ended December 31, 2012 to $7.5 million for the year ended December 31, 2013. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The decrease in the amortization expense in the current period is primarily a result of certain intangible assets acquired from the acquisitions of Firecrest and Oxford Outcomes being fully amortized during the year ended 31 December 2012. This was offset by the intangible assets acquired from the acquisition of the clinical trial services division of Cross Country Healthcare Inc. during the three months ended March 31, 2013.  As a percentage of net revenue, amortization expense decreased from 0.7% of net revenues for the year ended December, 2012 to 0.6% of net revenues for the year ended December 31, 2013.

Restructuring and other items of $9.0 million were recorded during the year ended December 31, 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses (see note 14 Restructuring and other non-recurring items for further information).

As a result of the above, income from operations increased by $53.2 million, or 78.1%, from $68.0 million for the year ended December 31, 2012 ($73.7 million excluding restructuring charges) to $121.2 million for the year ended December 31, 2013 ($130.2 million, or 76.8% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 6.1% of net revenues for the year ended December 31, 2012 (6.6% excluding restructuring charges) to 9.1% of net revenues for year ended December 31, 2013 (9.7% excluding restructuring charges).

Income from operations in Ireland increased from a profit of $9.7 million for the year ended December 31, 2012 ($11.7 million excluding the impact of restructuring and other charges), to a profit of $81.8 million for year ended December 31, 2013 ($82.9 million excluding the impact of restructuring and other charges). Income/ (losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in the current year has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in profit from operations in Ireland in the current year.

Interest expense decreased from $1.9 million for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. Interest expense for the year ended December 31, 2013 includes $0.2 million in respect of non-cash finance charges relating to acquisition contingent consideration compared to $0.9 million recognized during the year ended Deceber 31, 2012. Interest income for the year ended December 31, 2013 decreased from $1.2 million for the year ended December 31, 2012 to $1.0 million for the year ended December 31, 2013. Even though our U.S. dollar cash balances increased significantly during the year, a historical low level of interest rates payable on U.S. dollars resulted in a reduction of our interest income in comparison to 2012.

Provision for income taxes for the period increased from $11.8 million for the year ended December 31, 2012 ($12.5 million excluding the impact of restructuring charges) to $18.1 million ($19.9 million excluding the impact of restructuring charges) for the year ended December 31, 2013.  The Company’s effective tax rate for the year ended December 31, 2013 was 14.9% (15.3% excluding the impact of restructuring charges) compared with 17.6% (17.2% excluding the impact of restructuring charges) for the year ended December 31, 2012. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates and the lower effective rate in the current year reflects the fact that a greater proportion of its pre-tax profits were earned in lower tax jurisdictions.

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

Net revenue in Ireland increased from $88.9 million for the year ended December 31, 2011 to $172.0 million for the year  ended December 31, 2012. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Significant investment in personnel and related infrastructure in the prior period, to support the expansion into new territories, resulted in an increased proportion of the Company’s net revenue being used to support other Group entities and a corresponding reduction in net revenue in Ireland.

Direct costs for the year increased by $105.8 million, or 17.3%, from $611.9 million for the year ended December 31, 2011 to $717.7 million for the year ended December 31, 2012. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in personnel related expenditure of $84.7 million and an increase in other direct project related costs of $21.1 million.  As a percentage of net revenue, direct costs have decreased from 64.7% for the year ended December 31, 2011 to 64.4% for the year ended December 31, 2012.

Selling, general and administrative expenses for the year increased by $24.9 million, or 9.7%, from $255.9 million for the year ended December 31, 2011 to $280.8 million for the year ended December 31, 2012. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expense for the period arose primarily from an increase in personnel related expenditure of $20.4 million and an increase in other general overhead costs of $4.3 million. These increases were offset by the decrease in facilities and related costs of $1.5 million. Selling, general and administrative costs for the year ended December 31, 2011 included the release of $1.7 million in respect of accrued contingent consideration relating to the Timaq acquisition.  This amount was released as the Company had assessed the likelihood of the achievement of the earn-out targets related to this consideration as remote. As a percentage of net revenue, selling, general and administrative expenses, decreased from 27.1% for the year ended December 31, 2011 to 25.2% for the year ended December 31, 2012.

Total share based compensation expense recognized during the years ended December 31, 2012 and December 31, 2011 amounted to $11.5 million and $9.4 million respectively.

Depreciation expense for the period increased by $1.2 million, or 3.5%, from $34.0 million for the year ended December 31, 2011 to $35.2 million for the year ended December 31, 2012 and principally arises from an investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 3.6% of net revenues for the year ended December 31, 2011 to 3.1% for the year ended December 31, 2012.  Amortization expense for the year increased by $2.9 million, or 61.7%, from $4.7 million for the year ended December 31, 2011 to $7.6 million for the year ended December 31, 2012. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense in the current year is primarily a result of intangible assets acquired from the acquisitions of BeijingWits Medical and PriceSpective in February 2012. As a percentage of net revenue, amortization expense increased from 0.5% of net revenues for the year ended December, 2011 to 0.7% of net revenues for the year ended December 31, 2012.

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

As a result of the above, income from operations increased by $38.6 million, or 131.0%, from $29.4 million for the year ended December 31, 2011 ($39.2 million excluding restructuring charges) to $68.0 million for the year ended December 31, 2012 ($73.7 million, or 87.6% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 3.1% of net revenues for the year ended December 31, 2011 (4.1% excluding restructuring charges) to 6.1% of net revenues for year ended December 31, 2012 (6.6% excluding restructuring charges).

Losses from operations in Ireland decreased from a loss of $34.7 million for the year ended December 31, 2011($33.1 million excluding the impact of restructuring and other charges), to a profit of $9.7 million for year ended December 31, 2012 ($11.7 million excluding the impact of restructuring and other charges). Income/(losses) from operations in Ireland are impacted by the Group’s global transfer pricing model. In 2011, a significant upfront investment in personnel and related infrastructure in the prior period led to a greater proportion of the Group’s revenue being used to support other Group entities and a corresponding increase in losses from operations in Ireland. Increased revenue flows in the current period, arising from this upfront investment in personnel and related infrastructure, has led to an increase in income from operations in 2012.

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

Provision for income taxes for the period increased from $6.1 million for the year ended December 31, 2011 ($7.4 million excluding the impact of restructuring charges) to $11.8 million ($12.5 million excluding the impact of restructuring charges) for the year ended December 31, 2012.  The Company’s effective tax rate for the year ended December 31, 2012 was 17.6% (17.2% excluding the impact of restructuring charges) compared with 21.1% (18.9% excluding the impact of restructuring charges) for the year ended December 31, 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

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

The Company’s cash and short term investment balances at December 31, 2013 amounted to $320.8 million compared with cash and short term investment balances of $190.2 million at December 31, 2012.  The Company’s cash and short term investment balances at December 31, 2013 comprised cash and cash equivalents $182.5 million and short-term investments $138.3 million. The Company’s cash and short-term investment balances at December 31, 2012 comprised cash and cash equivalents $114.0 million and short-term investments $76.2 million.

On July 20, 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at December 31, 2013 compared with $150.0 million at December 31, 2012.

Net cash provided by operating activities was $221.2 million for the year ended December 31, 2013 compared with net cash provided by operating activities of $113.4 million for the year ended December 31, 2012. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at December 31, 2013 was 32 days compared to 40 days at December 31, 2012.

Net cash used in investing activities was $184.4 million for the year ended December 31, 2013 compared to net cash used in investing activities of $121.1 million for the year ended December 31, 2012. Net cash used in the year ended December 31, 2013 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the year ended December 31, 2013 the Company completed the acquisition of the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million (after giving effect to $1.0 million in cash acquired by the Company at closing). The acquisition agreement also provided for a net working capital adjustment to the purchase price for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review. Amounts payable at December 31, 2013 in relation to acquisitions include $3.2 million payable contingent upon the results of BeijingWits Medical. (See note 4 Goodwill for further information relating to acquisitions and amounts potentially payable contingent upon the future results of acquired businesses).

Capital expenditure for the year ended December 31, 2013 amounted to $29.5 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the year ended December 31, 2013 the Company invested a net $62.4 million in short-term investments.

Net cash provided by financing activities during the year ended December 31, 2013 amounted to $28.8 million compared with net cash used by financing activities of $1.2 million for the year ended December 31, 2012. Net cash provided by financing activities during the year ended December 31, 2013 arose primarily from the $27.0 million received from the exercise of stock options. Net cash used by financing activities during the year ended December 31, 2012 arose primarily from payments amounting to $15.6 million to repurchase shares under the Company’s share repurchase plans (see Note 12 Share Capital for further information). This was offset by $13.0 million received from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents increased by $68.5 million for the year ended December 31, 2013 compared to a decrease of $5.2 million for the year ended December 31, 2012.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	163.8	36.1	57.8	29.7	40.2
Non-current tax liabilities	5.3	-	4.3	0.9	0.1
Acquisition contingent consideration	3.2	3.2	-	-	-

Total (U.S.$ in millions)	$172.3	$39.3	$62.1	$30.6	$40.3

We expect to spend approximately $42.5 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned cost or satisfy our obligations under the contracts, this would impact on the fair presentation of our future results.

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

In addition, we are also subject to audits in the multiple taxing jurisdictions in which we operate.  These audits can involve complex issues which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

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

Impact of New Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-11 to have a material impact on the financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-05 to have a material impact on the financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.  ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of March 12, 2014.

Name	Age	Position
Thomas Lynch (2)(3)(4)(5)	57	Chairman of the Board, Director
Ciaran Murray (1)(5)	51	Chief Executive Officer, Director
Brendan Brennan (1)(5)	35	Chief Financial Officer
Dr. Steve Cutler (1)	53	Chief Operating Officer
Dr. John Climax (6)	61	Director
Dr. Ronan Lambe (6)	74	Director
Professor Dermot Kelleher (3)(6)	58	Director
Declan McKeon (3)(4)	62	Director
Professor William Hall (2)(3)(4)(6)	64	Director
Mary Pendergast (2)(6)	63	Director
Diarmaid Cunningham	39	General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

Thomas Lynch was appointed Chairman of Board of the Company in January 2013. He has served as an outside director of the Company since August 1994.  Mr. Lynch served as Chairman and Chief Executive Officer of Amarin Corporation from December 2007 to December 2009, during which time he re-purposed and refinanced the company towards the development of Vascepa for hypertriglyceridemia and dislipidemia. Mr Lynch retired from the Board of Amarin in October 2010 but continues to serve as Chairman of Amarin Pharmaceuticals Ireland Ltd.  Mr. Lynch served in a variety of senior roles in Elan Corporation plc from 1993 to 2004. He was a director of IDA Ireland from 2001 to 2010 and of the Royal Opera House (Covent Garden) from 2001 to 2010. He currently serves as a director of GW Phamaceuticals plc, is Chairman of Dublin Academic Medical Centre and the Queens University of Belfast Foundation. He also serves as a board member of a number of public and privately held pharmaceutical companies.

Ciaran Murray was appointed Chief Executive Officer of the Company in October 2011.  Mr. Murray joined ICON in 2005 as Chief Financial Officer, a position he held until his appointment as Chief Executive Officer.  Prior to joining the Company he held a number of senior financial positions in global organisations including Kraft Foods, Novell Inc and Northern Foods. Mr. Murray graduated with a Bachelor of Commerce degree from the University College Dublin and is a fellow of the Institute of Chartered accountants Ireland, having trained with PricewaterhouseCoopers.

Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his corporate finance experience in Cement Roadstone Holdings, a major Irish building materials organization.  Mr. Brennan qualified as a chartered accountant with PricewaterhouseCoopers and obtained a bachelors degree in Accounting and Finance from Dublin City University.

Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014, having previously occupied the position of Group President Clinical Research Services since November 2011. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

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

Professor Dermot Kelleher has served as an outside director of the Company since May 2008. Professor Kelleher is currently Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London and Dean of the Lee Kong Chian School of Medicine Singapore, a partnership between Imperial College London and Nanyang Technological University (NTU), which was formed in 2010. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. His research interests have focussed on gastrointestinal infectious and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Declan McKeon has served as an outside director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership of the PwC Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PricewaterhouseCoopers and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

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

Mary Pendergast has served as an outside director of the Company since February 2014. She is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organisations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.  Ms. Pendergast is also a board member of AesRx, ARCH Foundation and Impax Laboratories, Inc.

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

Board Practices

Board of Directors
The business of the Company is managed by the directors who may exercise all the powers of the Company which are not required by the Companies Acts 1963 to 2013 of Ireland or by the Articles of Association of the Company to be exercised by the Company in general meeting.  A meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.  The directors may delegate (with power to sub-delegate) to any director holding any executive office and to any Committee consisting of one or more directors, together with such other persons as may be appointed to such Committee by the directors, provided that a majority of the members of each Committee appointed by the directors shall at all times consist of directors and that no resolution of any such Committee shall be effective unless two of the members of the Committee present at the meeting at which it was passed are directors.

The Board comprises one executive and seven outside-directors at the date of this report.  The outside-directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside-directors to be of complementary skills, experience and knowledge and each outside-director has specific skills, experience and knowledge that are valuable to the Company. Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Company’s system of internal controls, thereby maintaining control of the Company and its future direction.  The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (8 directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board.  The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2013 the Board met on five occasions. Additional Board updates were held on 3 occasions, to provide updates to the Board on various items. All directors allocated sufficient time to the Company during the year ended December 31, 2013 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2014, it is anticipated that two directors will retire by rotation and offer themselves for re-election. In addition, Ms. Mary Pendergast, having been appointed a Director by the Company in February 2014, will also offer herself for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee Chairman informally evaluated the contribution of each Committee member during the year ended December 31, 2013 and was satisfied with each director’s contribution.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. During 2013, the Audit Committee was comprised of, and still comprises of, the following four independent directors: Declan McKeon (Chairman); Thomas Lynch; Professor Dermot Kelleher; and Professor William Hall.

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

During 2013, the Compensation and Organization Committee comprised of the following independent directors: Cathrin Petty (Chairperson); Thomas Lynch; Dr. Bruce Given (up to his retirement as of July 22, 2013) and Professor William Hall. In February 2014, composition of the Compensation and Organization Committee was amended to comprise Professor William Hall (Chairperson), Thomas Lynch, and Mary Pendergast.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant to assist it in identifying potential new outside directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Committee also reviews and recommends the corporate governance principles of the Company.

During 2013 the Nominating and Governance Committee comprised of the following independent directors: Thomas Lynch (Chairman), Cathrin Petty, Dr Bruce Given (up to his retirement as of July 22, 2013) and Declan McKeon. In February 2014, composition of the Nomination and Governance Committee was amended to comprise Thomas Lynch (Chairman), Declan McKeon and Professor William Hall.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the board in intervals between meetings of the board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2013, the Execution Committee comprised Ciaran Murray (Chairman), Thomas Lynch and Brendan Brennan.

Quality Committee
The purpose of the Quality Committee is to provide oversight of the quality strategy and initiatives in place within the Company.  As part of this the Committee is required to review the Company’s strategy in relation to quality and to review continuous improvement initiatives and activities in place within the Company. The Committee also reviews reports of audits by internal and external auditors or regulatory agencies (including the FDA and European Medicines Agency). During 2013 the Quality Committee comprised comprise Professor Dermot Kelleher (Chairman), Dr. John Climax (Vice Chairman), Dr. Ronan Lambe, and Professor William Hall. In February 2014, composition of the Quality Committee was amended to comprise Professor Dermot Kelleher (Chairman), Dr. John Climax (Vice Chairman), Dr. Ronan Lambe, Professor William Hall and Mary Pendergast.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2013 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organisation	Nominating and Governance	Execution	Quality

Director	Number of meetings attended / number of meetings eligible to attend
Thomas Lynch (1)	5/5	4/4	4/4	2/2	1/1	-
Ciaran Murray	5/5	-	-	-	1/1	-
John Climax	5/5	-	-	-		4/4
Ronan Lambe (1)	5/5	-	-	-	-	4/4
Prof. Dermot Kelleher (1)	3/5	3/4	-	-	-	4/4
Declan McKeon (1)	5/5	4/4	1/1	2/2	-	-
Prof. William Hall (1)	4/4	3/3	3/3	-	-	3/3
Bruce Given (1)(2)	2/2		2/2	-	-	-
Cathrin Petty (1)(3)	5/5		2/3	2/2	-	-

(1)	Independent director as defined under NASDAQ Rule 5605(a)(2)
(2)	Bruce Given resigned as a director on July 22, 2013.
(3)	Cathrin Petty resigned as a director on January 24, 2014.

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Committee based on the achievement of the Group’s objectives.

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. Each Outside Director (excluding the Board Chairman) is paid an annual retainer of $50,000 and additional fees for Board Committee service.  The Board Chairman is paid $315,000 annually and does not receive additional payment for Board Committee service.  Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Board of Directors as a whole, taking into account input from the Execution Committee of the Board of Directors, sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance, experience and the importance of the role. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 160% of base salary.

An additional bonus was also awarded by the Committee in respect of 2012 to the executive officers to reflect their contribution in the successful turnaround in the performance of the Company during the year and the creation of a platform to allow for the delivery of long-term sustainable returns to the Company’s shareholders.  This bonus will be payable in either cash or ordinary shares of the Company (at the discretion of the Committee) over the period up to December 31, 2015.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards to executive officers in its fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 (see Share Ownership section for further information).

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

Executive Compensation
Summary compensation table - Year ended December 31, 2013
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2013	713	1,120	89	30	1,952	2,588	3,188	-	5,776
Brendan Brennan, Chief Financial Officer	2013	342	322	43	23	730	967	528	-	1,495
Dr. Steve Cutler Group President Clinical Research Services*	2013	423	511	124	22	1,080	1,436	1,416	-	2,852
Total	2013	1,478	1,953	256	75	3,762	4,991	5,132	-	10,123
*Appointed Chief Operating Officer on January 1, 2014
Summary compensation table - Year ended December 31, 2012
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Peter Gray, Vice Chairman of the Board **	2012	402	194	50	27	673	862	1,029	-	1,891
Ciaran Murray, Chief Executive Officer	2012	606	4,230****	863	28	5,727	7,374	1,942	-	9,316
Brendan Brennan, Chief Financial Officer***	2012	262	1,416*****	32	20	1,730	2,228	174	-	2,402
Total	2012	1,270	5,840	945	75	8,130	10,464	3,145	-	13,609

**	Retired on July 19, 2012.	***	Appointed Chief Financial Officer on February 13, 2012.
****	€4.2 million ($5.5 million) which is made up of: €1,260,000 which was paid in March 2013, €1,485,000 which is payable in March 2014 and €1,485,000 of which is payable in March 2015.
*****	€1.2 million ($1.5 million) which is made up of: €360,000 which was paid in March 2013, €397,000 which is payable in March 2014 and €397,000 which is payable in March 2015.

Director Compensation
Summary compensation table - Year ended December 31, 2013
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Thomas Lynch*	2013	-	-	-	-	-	19	315	334
Bruce Given**	2013	-	-	-	-	-	79	38	117
Ciaran Murray	2013	713	89	1,150	1,952	2,588	3,188	-	5,776
John Climax	2013	-	-	-	-	-	12	58	70
Ronan Lambe	2013	-	-	-	-	-	15	58	73
Dermot Kelleher	2013	-	-	-	-	-	18	78	96
Declan McKeon	2013	-	-	-	-	-	16	97	113
Cathrin Petty	2013	-	-	-	-	-	13	78	91
William Hall	2013	-	-	-	-	-	12	76	88
Total	2013	713	89	1,150	1,952	2,588	3,372	798	6,758
*             Appointed Chairman on January 1, 2013 ** Retired on July 22, 2013
Summary compensation table - Year ended December 31, 2012
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given***	2012	-	-	-	-	-	29	317	346
Peter Gray****	2012	402	50	221	673	862	1,029	-	1,891
Ciaran Murray	2012	606	863	4,258*****	5,727	7,374	1,942	-	9,316
John Climax	2012	-	-	-	-	-	10	52	62
Ronan Lambe	2012	-	-	-	-	-	19	53	72
Thomas Lynch	2012	-	-	-	-	-	19	78	97
Dermot Kelleher	2012	-	-	-	-	-	21	73	94
Declan McKeon	2012	-	-	-	-	-	13	73	86
Cathrin Petty	2012	-	-	-	-	-	10	51	61
Total	2012	1,008	913	4,479	6,400	8,236	3,092	697	12,025

***	Retired as Chairman on December 31, 2012	****	Retired on July 19, 2012
*****	€4.2 million ($5.5 million) which is made up of: €1,260,000 which was paid in March 2013, €1,485,000 which is payable in March 2014 and €1,485,000 of which is payable in March 2015.

Disclosure of Compensation Agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers other than as set out below.

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Thomas Lynch
Mr. Thomas Lynch has served as Chairman of the Board of the Company since January 2013 and has served as an outside director of the Company since August 1994. The arrangements with Mr. Lynch provide for the payment to him of director fees of $315,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at December 31, 2013 19,000 ordinary share options at exercise prices ranging from $20.28 to $35.33 per share.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of €730,000, ($1,003,000) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of €25,000 ($34,000) and medical insurance coverage for himself and his dependants. He was previously granted and held at December 31, 2013 368,873 ordinary share options at exercise prices ranging from $16.80 to $35.33 per share, 243,447 Restricted Share Units which vest on various dates between May 2014 and May 2016 and 62,299 (up to a maximum of 124,598 based on certain performance conditions) Performance Share Units which vest in May 2016 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Murray includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of €350,000 ($481,000) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of €20,000 ($27,000) and medical insurance coverage for himself and his dependants. He was previously granted and held at December 31, 2013 43,233 ordinary share options at exercise prices ranging from $20.28 to $32.37 per share, 38,975 Restricted Share Units, which vest on various dates between May 2014 and May 2016, and 12,650 (up to a maximum of 25,300 based on certain performance conditions) Performance Share Units which vest in May 2016 subject to the fulfillment of certain performance conditions.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. Steve Cutler
Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014. Prior to this appointment he served as Group President Clinical Research Services since November 2011. The service agreement with Dr. Cutler is terminable on 180 days’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $563,750 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependants. He was previously granted and held at December 31, 2013 103,539 ordinary share options at exercise prices ranging from $17.17 to $32.37 per share, 112,245 Restricted Share Units which vest on various dates between May 2014 and May 2016 and 34,831 (up to a maximum of 69,662 based on certain performance conditions) Performance Share Units which vest in May 2016 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside director of the Company. The arrangements with Dr. Climax provide for the payment to him of director fees of $60,000 per annum (pre: April 1, 2013: $53,000 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at December 31, 2013 80,500 ordinary share options at exercise prices ranging from $15.84 to $35.33 per share.

Following Dr. Climax’s retirement as Chairman in December 2009, the Company entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($346,000) per annum. This agreement expired in December 2012. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of director fees of $60,000 per annum (pre: April 1, 2013: $53,000 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at December 31, 2013 14,500 ordinary share options at exercise prices ranging from $20.28 to $35.33 per share.

Dr. Bruce Given
Dr. Bruce Given served as an outside director of the Company since September 2004 until his retirement on July 22, 2013. He served as Chairman of the Board of the Company from January 2009 to December 2012. The arrangements with Dr. Given during 2013 provided for the payment to him of director fees of $70,000 per annum (pre April 1, 2013: $58,000 per annum) plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at July 22, 2013 26,500 ordinary share options at exercise prices ranging from $11.00 to $35.33. Dr. Given’s unvested share options vested on the date of his retirement.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of director fees of $80,000 per annum (pre: April 1, 2013: $73,000 per annum). He was previously granted and held at December 31, 2013 16,500 ordinary share options at an exercise price ranging from $20.28 to $36.04.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of directors fees of $105,000 per annum (pre: April 1, 2013:  $73,000 per annum).  He was previously granted and held at December 31, 2013 9,500 ordinary share options at exercise prices ranging from $20.28 to $32.37.

Ms Cathrin Petty
Ms. Cathrin Petty served as an outside director of the Company since October 2010 until her retirement in January 2014. The arrangements with Ms. Petty provided for the payment to her of directors fees of $80,000 per annum (pre: April 1, 2013: $73,000 per annum). She was previously granted and held at December 31, 2013 9,500 ordinary share options at exercise prices ranging from $19.45 to $32.37. Ms. Petty’s unvested share options vested on the date of her retirement.

Professor William Hall
Professor William Hall has served as an outside director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of directors fees of $100,000 per annum (pre: February 18, 2014: $80,000 per annum, pre: April 1, 2013: $63,000 per annum). He was previously granted and held at December 31, 2013 7,500 ordinary share options at an exercise price of $32.37.

Ms. Mary Pendergast
Ms. Mary Pendergast has served as an outside director of the Company since February 2014.  The arrangements with Ms. Pendergast provide for the payment to her of directors fees of $70,000 per annum.

Employees

We employed approximately 10,300, 9,500 and 8,470 people for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of March 12, 2014 regarding beneficial ownership of our ordinary shares by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Thomas Lynch	4	-
Mr. Ciaran Murray	-	-
Mr. Brendan Brennan	-	-
Dr. Steve Cutler	-	-
Dr. John Climax	1,357,568	2.2%
Dr. Ronan Lambe	400	-
Professor Dermot Kelleher	-	-
Mr. Declan McKeon	-	-
Professor William Hall	-	-
Ms. Mary Pendergast	-	-

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of March 12, 2014 regarding beneficial ownership of restricted share units (“RSU’s”) and performance share units (“PSU’s”) which have been issued to our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of RSU’s (1)	Vesting Date	No. of PSU’s(1)(3)	Vesting Date
Mr. Ciaran Murray	100,000 50,000 93,447	October 1, 2014 February 10, 2016 May 1, 2016(2)	62,299 63,638	May 1, 2016 March 3, 2017
Mr. Brendan Brennan	20,000 18,975	February 21, 2015 May 1, 2016(2)	12,650 10,179	May 1, 2016 March 3, 2017
Dr. Steve Cutler	30,000 30,000 52,245	November 7, 2014 February 21, 2015 May 1, 2016(2)	34,831 32,125	May 1, 2016 March 3, 2017

(1)	As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.
(2)	RSU’s vest a third each year from the first anniversary of the grant and in May 2016 the last one third tranche will vest.
(3)	Of the issued PSUs, performance conditions will determine how many of them vest and, for certain of the PSU participants if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award.

Share Options

The following table sets forth certain information as of March 12, 2014 regarding options to acquire ordinary shares of the Company by all of our current directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Thomas Lynch	2,000	$35.33	February 26, 2016
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	5,000	$32.37	May 1, 2021

Mr. Ciaran Murray	14,000	$35.33	February 26, 2016
	3,400	$22.26	February 25, 2017
	12,000	$24.46	March 4, 2018
	18,000	$20.28	March 3, 2019
	90,000	$16.80	October 31, 2019
	40,000	$22.30	April 27, 2020
	77,873	$32.37	May 1, 2021
	31,344	$47.03	March 3, 2022

Mr. Brendan Brennan	420	$22.26	February 25, 2017
	3,000	$24.46	March 4, 2018
	4,000	$20.28	March 3, 2019
	20,000	$20.59	February 22, 2020
	15,813	$32.37	May 1, 2021
	5,014	$47.03	March 3, 2022

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Dr. Steve Cutler	30,000 30,000 43,539	$17.17 $20.59 $32.37	November 7, 2019 February 22, 2020 May 1, 2021
	15,823	$47.03	March 3, 2022

Dr. John Climax	12,000	$21.25	February 16, 2015
	10,000	$35.33	February 26, 2016
	50,000	$15.84	April 30, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000 2,500	$22.30 $32.37	April 27, 2020 May 1, 2021

Dr. Ronan Lambe	2,000	$21.25	February 16, 2015
	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000 2,500	$22.30 $32.37	April 27, 2020 May 1, 2021

Professor Dermot Kelleher	6,000	$36.04	May 27, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000 2,500	$22.30 $32.37	April 27, 2020 May 1, 2021

Mr. Declan McKeon	3,000	$29.45	April 29, 2018
	2,000	$20.28	March 3, 2019
	2,000 2,500	$22.30 $32.37	April 27, 2020 May 1, 2021

Professor William Hall	7,500	$32.37	May 1, 2021

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

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2012 is eight years.

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of March 12, 2014 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Neuberger Berman, LLC (2)	5,547,272	9.0%
EARNEST Partners, LLC (2)	5,485,357	8.9%
All directors, officers and other key employees as a group (3)	2,835,582	4.6%

(1)	As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

(2)	Neither the Company nor any of its officers, directors or affiliates holds any voting power in this entity.

(3)	Includes 615,992 ordinary shares issuable upon the exercise of stock options granted by the Company, 409,768 RSUs awarded by the Company to directors, officers and other key employees and 451,850 PSUs awarded by the Company to directors, officers and other key employees. Of the issued PSUs, performance conditions will determine how many of them vest and, for certain of the PSU participants if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award.

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

Item 9.  The Offer and Listing

ICON’s ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ICLR”. The following table sets forth the trading price for the dates indicated for ICON plc’s shares as reported by NASDAQ.  ICON plc’s ADR program was terminated on January 31, 2013 and ICON plc’s ordinary shares began directly trading on NASDAQ on February 4, 2013.  Prior to that date, ICON plc’s ADSs were traded on NASDAQ and ICON plc’s Depository for the ADSs was The Bank of New York Mellon.

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period
December 31, 2009	$26.85	$12.17
December 31, 2010	$30.31	$18.93
December 31, 2011	$26.22	$15.03
December 31, 2012	$28.93	$16.73
December 31, 2013	$44.23	$26.70
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
Mar 31, 2012	$22.33	$16.73
June 30, 2012	$23.81	$20.02
Sept 30, 2012	$25.21	$21.71
Dec 31, 2012	$28.93	$23.05
Mar 31, 2013	$33.07	$26.70
June 30, 2013	$36.71	$29.07
Sept 30, 2013	$41.29	$35.50
Dec 31, 2013	$44.23	$36.42
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2013	$40.23	$35.50
Aug 31, 2013	$40.98	$36.23
Sept 30, 2013	$41.29	$35.51
Oct 31, 2013	$44.23	$38.51
Nov 30, 2013	$41.44	$37.32
Dec 31, 2013	$40.59	$36.42

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

Material Contracts

On November 29, 2002 the Company’s subsidiary, ICON Central Laboratories Inc. (“ICL”), formerly ICON Laboratories Inc. entered into a lease agreement with MSM Reality Co., LLC, Davrick, LLC and Sholom Blau Co., LLC. The lease is for office and laboratory space at an annual rate of approximately $2,220,000.  The term of the lease was 15 years and ICON Laboratories Inc. had the option to extend the term of the lease for an additional 10 year term upon notice to the landlord at least 24 months prior to the expiration date.  This lease was amended on September 1, 2013, to reduce the size of the leased property, effective March 1, 2019, and to correspondingly reduce the annual rent to approximately $1,666,000 for the term of the lease. The term of the lease now expires on February 28, 2028.

On February 17, 2003 the Company’s subsidiary ICON Clinical Research Inc (“ICLR”), entered into a lease agreement with Highwood Reality Limited Partnership.  This lease was amended on October 22, 2009 to reduce the size of the leased property, effective January 1, 2011 and to correspondingly reduce the monthly rent to approximately $123,000 for the term of the lease. This lease was further amended on July 10, 2013 to reduce the size of the leased property, effective January 1, 2014 and to correspondingly reduce the monthly rent to approximately $108,000, or an average annual rate of $1,296,000 for the term of the lease. The term of the lease extends to September 30, 2024.

On August 30, 2012 the Company’s subsidiary ICLR, entered into a lease agreement with Pennbrook Development Partners 2100, L.P.  The lease is for office space at an initial annual rate of $2,585,000 per annum, subject to annual inflation adjustments.  The term of the lease is 10 years, effective 1 July, 2013. ICLR has the option to extend the term of the lease for two additional periods of five years upon notice to the landlord at least 10 months prior to the expiration date.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving: certain persons and activities in Sudan, the Republic of Guinea, Côte d’Ivoire, Libya, Iraq, the Democratic People's Republic of Korea, Somalia and the Democratic Republic of Congo; certain activities in Lebanon; all funds, financial assets or economic benefits belonging to Mr. Slobodan Milosevic and certain associated persons; certain activities, persons and entities in Eritrea; certain persons in Egypt and Tunisia; persons indicted by the International Criminal Tribunal for the former Yugoslavia; certain activities, persons and entities in Syria and Iran; certain persons, entities and bodies in the Republic of Guinea-Bissau; certain persons and entities associated with the Taliban in Afghanistan; certain activities and persons in Zimbabwe; certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates; President Lukashenko, the Belarusian leadership and certain other officials of Belarus; and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in a particular account period, which exceeds the qualifying expenditure incurred by the company in 2003 results in a tax credit of 25% of that expenditure. With effect from 1 January 2013 the incremental test does not apply to the first €200,000 of qualifying expenditure as such expenditure automatically qualifies for a tax credit of 25%. Legislative changes have been enacted in December 2013 which provide that the incremental test will no longer apply to the first €300,000 of qualifying expenditure for accounting periods commencing after 1 January 2014.

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

Irish resident corporate shareholders will be exempt from withholding tax. Where the company paying the dividend is not a 51% subsidiary of the recipient company, a declaration must be made in order to avail of the exemption.

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

●	will be exempt from withholding tax on the production of the appropriate certificates and declarations.

U.S. holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with.  Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

●	the depositary or the DTC is resident in a Relevant Territory and
●	the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities and
●	the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked.

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals:

●	who cease to be Irish resident;
●	who beneficially own the relevant assets when they cease to be resident;
●	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

●	who dispose of the relevant assets during this temporary non-residence; and
●	the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 33% (30% up to 5 December 2012) of the taxable gain.

Irish capital acquisitions tax

Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax-free thresholds, gifts and inheritances are liable to tax at 33% (30% up to 6 December 2012).

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

The tax-free threshold amounts that apply with effect from 6 December 2012 are:
●	€15,075 (€16,750 pre December 6, 2012) in the case of persons who are not related to one another;
●	€30,150 (€33,500 pre December 6, 2012) in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
●
€225,000 (€250,000 pre December 6, 2012) in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information).  Requests for such copies should be directed to us at the following address:  ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Simon Holmes telephone number:  (353) 1 291 2000.

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

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

●
The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants.  Irish law does not require shareholder approval with respect to equity compensation arrangements.  Accordingly, the 2013 Employees Restricted Share Unit Plan was adopted by the Board of Directors without shareholder approval.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent directors to hold regularly scheduled meetings at which only independent directors are present.  Irish law does not require independent directors to hold regularly scheduled meetings at which only independent directors are present.  The Company holds regularly scheduled meetings which all of the directors may attend.

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

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2013	2012	2013	2012

Euro:USD	1.3254	1.2876	1.3743	1.3193

Pound Sterling:USD	1.5653	1.5832	1.6557	1.6255

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and short term investments – available for sale.  Our treasury function actively manages our available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Company’s surplus cash balances.   Financial instruments are classified either as cash and cash equivalents or short term investments –available for sale depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities.  We may be subject to interest rate risk in respect of interest rate changes on amounts invested.  Our treasury function manages interest rate risk in respect of these balances by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

The sensitivity analysis below represents the hypothetical change in our interest income based on an immediate 1% movement in market interest rates.

	Interest Income for the year ended December 31, 2013	Interest Income Change 1% increase in market interest rate	Interest Income Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)
Interest Income	$986	$3,214	$-

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2013. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 67 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 69 of this Form 20-F.

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

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2013 and December 31, 2012, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2013 and December 31, 2012 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2013		12 month period ended December 31, 2012
	(in thousands)		(in thousands)
Audit fees (1)	$1,637	65%	$1,597	73%
Audit related fees (2)	78	3%	23	1%
Tax fees (3)	819	32%	570	26%

Total	$2,534	100%	$2,190	100%

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

Item 16G. Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 67 to 113 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2013 and December 31, 2012

Consolidated Statements of Operations for the years ended December 31, 2013, December 31, 2012 and December 31, 2011

Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, December 31, 2012 and December 31, 2011

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2013, December 31, 2012 and December 31, 2011

Consolidated Statements of Cash Flows for the years ended December 31, 2013, December 31, 2012 and December 31, 2011

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).

10.1*	Office Space Lease, dated September 1, 2013, between ICON Central Laboratories Inc., and MSM Reality Co., LLC, Davrick, LLC and Sholom Blau Co., LLC.

10.2*	Office Space Lease, dated July 10, 2013, between ICON Clinical Research Inc. and Highwood Reality Limited Partnership.

10.3*	Office Space Lease, dated September 30, 2012, between ICON Clinical Research Inc. and Pennbrook Development Partners 2100, L.P.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 1992. Based upon the assessment performed, we determined that, as of December 31, 2013 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) and their report is included at page 69.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control — Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2013 and our report dated March 12, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 12, 2014

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2013	2012
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$182,519	$114,047
Short term investments - available for sale (Note 3)	138,317	76,183
Accounts receivable, net	342,581	285,419
Unbilled revenue	113,239	112,483
Other receivables	14,415	13,387
Deferred tax asset (Note 13)	28,644	20,574
Prepayments and other current assets	24,664	23,155
Income taxes receivable (Note 13)	9,049	18,500
Total current assets	853,428	663,748
Other Assets:
Property, plant and equipment, net (Note 6)	160,830	168,373
Goodwill (Note 4)	357,523	315,441
Non-current other assets	6,732	5,584
Non-current income taxes receivable (Note 13)	25,172	9,506
Non-current deferred tax asset (Note 13)	7,421	5,009
Intangible assets (Note 5)	31,354	34,447
Total Assets	$1,442,460	$1,202,108
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,594	$8,149
Payments on account	297,347	219,467
Other liabilities (Note 7)	194,812	181,092
Deferred tax liability (Note 13)	-	144
Income taxes payable (Note 13)	4,416	4,570
Total current liabilities	501,169	413,422
Other Liabilities:
Non-current other liabilities (Note 8)	11,198	14,312
Non-current government grants (Note 11)	1,359	1,427
Non-current income taxes payable (Note 13)	5,288	5,650
Non-current deferred tax liability (Note 13)	12,867	12,722
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
61,587,257 shares issued and outstanding at December 31, 2013 and 60,287,498 shares issued and outstanding at December 31, 2012.	5,168	5,067
Additional paid-in capital	279,572	237,217
Capital redemption reserve (Note 12 (a))	100	100
Accumulated other comprehensive income (Note 19)	1,960	(8,776)
Retained earnings	623,779	520,967
Total Shareholders’ Equity	910,579	754,575
Total Liabilities and Shareholders’ Equity	$1,442,460	$1,202,108
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2013	2012	2011

	(in thousands, except share and per share data)
Revenue:
Gross revenue	$1,784,345	$1,503,993	$1,296,509
Reimbursable expenses	(448,287)	(388,987)	(350,780)
Net revenue	1,336,058	1,115,006	945,729
Costs and expenses:
Direct costs	845,413	717,750	611,923
Selling, general and administrative	313,931	280,780	255,864
Depreciation and amortization	46,514	42,823	38,682
Restructuring and other items, net (Note 14)	9,033	5,636	9,817
Total costs and expenses	1,214,891	1,046,989	916,286

Income from operations	121,167	68,017	29,443
Interest income	986	1,151	1,194
Interest expense	(1,288)	(1,947)	(1,642)

Income before provision for income taxes	120,865	67,221	28,995
Provision for income taxes (Note 13)	(18,053)	(11,801)	(6,115)

Net income	$102,812	$55,420	$22,880

Net income per ordinary share:
Basic	$1.69	$0.92	$0.38

Diluted	$1.65	$0.92	$0.37

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (u))	60,907,274	59,968,174	60,379,338

Diluted (Note 2 (u))	62,253,251	60,450,706	61,070,686

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Year Ended December 31,
	2013	2012	2011

	(in thousands, except share and per share data)

Net income	$102,812	$55,420	$22,880
Currency translation adjustment	10,725	4,494	(11,347)
Currency impact on long-term funding	(1,046)	1,982	(802)
Tax on currency impact of long term funding	(87)	(356)	294
Unrealized capital gain/(loss) – investments	(239)	861	(622)
Actuarial gain/(loss) on defined benefit pension plan	1,383	689	(4,365)

Total comprehensive income	$113,548	$63,090	$6,038

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

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2012	60,287,498	$5,067	$237,217	$100	$(8,776)	$520,967	$754,575
Comprehensive Income:
Net income	-	-	-	-	-	$102,812	$102,812
Currency translation adjustment	-	-	-	-	10,725	-	10,725
Currency impact on long-term funding	-	-	-	-	(1,046)	-	(1,046)
Tax on currency impact of long term funding	-	-	-	-	(87)	-	(87)
Unrealized capital loss - investments	-	-	-	-	(239)	-	(239)
Actuarial gain on defined benefit pension plan	-	-	-	-	1,383	-	1,383
Total comprehensive income							113,548
Exercise of share options	1,249,759	101	26,888	-	-	-	26,989
Issue of restricted share units	50,000	-	4	-	-	-	4
Share based compensation expense	-	-	13,882	-	-	-	13,882
Share issue costs	-	-	(70)	-	-	-	(70)
Repurchase of ordinary shares	-	-	-	-	-	-	-
Share repurchase costs	-	-	-	-	-	-	-
Excess tax benefit on exercise of equity compensation	-	-	1,651		-	-	1,651
Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31
	2013	2012	2011
	(in thousands)
Cash flows from operating activities:
Net income	$102,812	$55,420	$22,880
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	662	233	136
Depreciation expense	38,975	35,210	34,030
Amortization of intangibles	7,539	7,613	4,652
Amortization of government grants	(349)	(154)	(115)
Stock compensation expense	14,220	11,521	9,355
Deferred taxes	(10,583)	(10,430)	(6,121)
Changes in assets and liabilities:
Increase in accounts receivable	(37,538)	(79,155)	(32,081)
(Increase)/decrease in unbilled revenue	(4,015)	13,227	(27,164)
(Increase)/decrease in other receivables	(1,638)	1,125	(1,669)
(Increase)/decrease in prepayments and other current assets	(898)	682	(1,345)
Increase in other non current assets	(1,146)	(861)	(233)
Increase in payments on account	76,066	68,654	9,494
Increase in other current liabilities	43,291	17,035	20,390
Increase/(decrease) in other non current liabilities	899	189	(613)
Decrease in income taxes payable	(5,013)	(7,916)	(2,753)
(Decrease)/increase in accounts payable	(2,057)	1,038	(8,652)
Net cash provided by operating activities	221,227	113,431	20,191
Cash flows from investing activities:
Purchase of property, plant and equipment	(29,488)	(30,791)	(35,284)
Purchase of subsidiary undertakings and acquisition costs	(93,553)	(72,508)	(69,836)
Cash acquired with subsidiary undertaking	1,039	2,572	8,300
Sale of short term investments	109,795	82,193	438
Purchase of short term investments	(172,168)	(102,575)	(56,000)
Net cash used in investing activities	(184,375)	(121,109)	(152,382)
Cash flows from financing activities:
Drawdown of credit lines and facilities	-	20,000	-
Repayment of credit lines and facilities	-	(20,000)	-
Proceeds from the exercise of share options	26,993	13,015	4,665
Share issuance costs	(70)	(74)	(76)
Excess tax benefit on exercise of equity compensation	1,651	1,274	681
Repurchase of ordinary shares	-	(15,605)	(9,005)
Share repurchase costs	-	(190)	(113)
Receipt of government grant	225	340	-
Net cash provided by/(used in) financing activities	28,799	(1,240)	(3,848)
Effect of exchange rate movements on cash	2,821	3,728	(430)
Net increase/(decrease) in cash and cash equivalents	68,472	(5,190)	(136,469)
Cash and cash equivalents at beginning of year	114,047	119,237	255,706

Cash and cash equivalents at end of year	$182,519	$114,047	$119,237

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and its subsidiaries (“the Company” or “ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2013 we had approximately 10,300 employees, in 77 locations in 38 countries. During the year ended December 31, 2013, we derived approximately 43.6%, 45.4% and 11.0% of our net revenue in the United States, Europe and Rest of World, respectively.

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

(f)            Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $5,195,120, $3,679,000 and $2,905,000 for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 respectively.

(g)            Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 were as follows:

	Year ended December 31,
	(in thousands)
	2013	2012	2011

Amounts (credited)/charged	$(1,233)	$(1,231)	$391

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

(i)             Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Consolidated Statement of Operations or other comprehensive income depending on whether the liability is considered a financial instrument.

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

(j)             Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

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

(n)            Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of inventories comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2013 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $2.2 million (2012: $3.0 million).

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

(q)            Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.

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

(s)            Research and development credits

Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company’s ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of operating expenditure.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2013	2012	2011
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	60,907,274	59,968,174	60,379,338
Effect of dilutive share options outstanding	1,345,977	482,532	691,348
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	62,253,251	60,450,706	61,070,686

(v)           Share-based compensation

The Company accounts for its share options , restricted share units (“RSU’s”) and performance share units (“PSU’s”) in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These awards include employee stock options, RSU’s and PSU’s.

Share-based compensation expense for stock options awarded to employees and directors is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSU’s and PSU’s awarded to employees and directors is calculated based on the market value of the Company’s shares on the date of award of the RSU’s and PSU’s. The value of awards expected to vest is recognized as an expense over the requisite service periods. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

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

(x)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2013	2012
	(in thousands)

At start of year	$76,183	$54,940
Additions	172,168	102,575
Disposals	(109,795)	(82,193)
Unrealized capital gain/(loss) - investments	(239)	861

At end of year	$138,317	$76,183

The Company classifies its short term investments as available for sale.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.  Short term investments at December 31, 2013 have an average maturity of 1.6 years compared to 1.7 years at December 31, 2012. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders’ equity. Any differences between the cost and fair value of investments are represented by accrued interest. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

4. Goodwill

	December 31,	December 31,
	2013	2012
	(in thousands)
Opening goodwill	$315,441	$253,393
Current year acquisitions	36,922	55,759
Prior year acquisitions	-	1,382
Foreign exchange movement	5,160	4,907
Closing goodwill	$357,523	$315,441

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

The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2013, indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. The agreement provided for further consideration of up to $3.75 million which could become payable if certain performance milestones were achieved during the period ended December 31, 2013.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent will be combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team. Certain operating margin perfomance milestones in relation to ClinForce and Assent Consulting were not achieved during the period ended December 31, 2013 resulting in a reduction of $3.75 million to the contingent consideration.

The acquisition agreement also provided for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review.

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

February 15
2013
(in thousands)
Property, plant and equipment	$339
Goodwill*	36,922
Intangible asset – customer relationships	3,300
Intangible asset – order backlog	600
Cash and cash equivalents	1,039
Accounts receivable	9,200
Unbilled revenue	2,128
Prepayments and other current assets	465
Non-current assets	6
Other liabilities	(2,285)
Non-current other liabilities	(16)

Net assets acquired	$51,698

Cash consideration	$51,897
Working capital adjustment	(199)
Net assets acquired	$51,698

* Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

The proforma effect of the clinical trial services division of Cross Country Healthcare, Inc acquisition if completed on January 1, 2012 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2012 and December 31, 2013 as follows:

	Year Ended
	December 31,
	2013	2012
	(in thousands)
Net revenue	$1,343,996	$1,182,734
Net income	$103,133	$58,944
Basic earnings per share	$1.69	$0.98
Diluted earnings per share	$1.66	$0.98

(b) Acquisition of PriceSpective

On February 28, 2012 the Company acquired 100% of the common stock of PriceSpective LLC (PriceSpective) strategy consulting company for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to December 31, 2012. On August 13, 2012 the Company paid $5.0 million in relation to performance milestones for the year ended December 31, 2011.  On May 29, 2013 the Company paid $10.0 million in relation to the remaining performance milestones for the year ended December 31, 2012.

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

(c) Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 31, 2013.  On June 13, 2013 the Company paid $3.8 million in relation to the remaining performance milestones for the year ended December 31, 2012. At December 31, 2013 the Company has recorded a liability of $3.2 million in respect of the additional consideration.

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

(d) Acquisition of Firecrest Clinical

On July 14, 2011 the Company acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.5 million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites. The acquisition agreement provided that further consideration of up to €33.0 million ($46.8 million) would become payable if certain performance milestones were achieved in respect of periods up to June 30, 2013. At the date of acquisition the Company recorded a liability of €31.3 million ($44.0 million) in relation to these performance milestones, with the balance recorded as a non-cash finance charge relating to the acquisition contingent consideration. In March 2012 €3.0 million ($4.0million) was paid by the Company in relation to performance milestones for the six months ended June 30, 2011 and in July 2012 a further €10.0 million ($12.5 million) was paid by the Company in relation to performance milestones for the year ended December 31, 2011. In May 2013 €10.0 million ($13.0 million) was paid by the Company in relation to performance milestones for the year ended December 31, 2012 and in September 2013 a final payment of €10.0 million ($13.2 million) was made.

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

The proforma effect of the Firecrest acquisition if completed on January 1, 2010 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2010 and December 31, 2011 as follows:

	Year Ended
	December 31,
	2011	2010
	(in thousands)
Net revenue	$952,729	$906,311
Net income	$25,851	$86,127
Basic earnings per share	$0.43	$1.44
Diluted earnings per share	$0.42	$1.42

5. Intangible Assets

	December 31,	December 31,
	2013	2012
Cost	(in thousands)
Customer relationships acquired	$36,900	$33,951
Technology asset acquired	11,169	11,169
Order backlog	3,171	2,571
Tradenames acquired	1,357	1,357
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
Foreign exchange movement	(62)	(1,001)
Total cost	54,349	49,861
Accumulated amortization	(22,550)	(15,363)
Foreign exchange movement	(445)	(51)

Net book value	$31,354	$34,447

On February 15, 2013 the Company acquired the Clinical Trial Services division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The value of certain customer relationships and order backlog identified of $3.3 million and $0.6 million respectively are being amortized over approximately 3 years and 1 year, the estimated period of benefit. $1,488,000 has been amortized in the period since the date of acquisition.

On February 28, 2012 the Company acquired PriceSpective a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 and 3 years, the estimated period of benefit.  $2,521,000 has been amortized in the period since the date of acquisition.

On February 15, 2012 the Company acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit.  $549,000 has been amortized in the period since the date of acquisition.

On July 14, 2011 the Company acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest tradename and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 and 1.2 years, the estimated period of benefit.  $6,807,000 has been amortized in the period since the date of acquisition.

On January 14, 2011 the Company acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 and 2 years, the estimated period of benefit.   $3,706,000 has been amortized in the period since the date of acquisition. A put and call option was also agreed between the Company and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes Limited. This option was exercised in October 2011.

On May 17, 2010 the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services.  The value of certain client relationships identified of $0.8 million is being amortized over approximately 3 years, the estimated period of benefit.  $770,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $4,162,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit. $2,547,000 has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2014 to December 31, 2018 is as follows:

Year ended December 31 (in thousands)
2014	$7,099
2015	6,867
2016	5,297
2017	4,283
2018	3,693

$27,239

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2013	2012
	(in thousands)
Cost
Land	$3,464	$3,325
Building	96,450	94,395
Computer equipment and software	212,019	189,455
Office furniture and fixtures	68,268	66,351
Laboratory equipment	29,678	32,724
Leasehold improvements	15,304	10,482
Motor vehicles	56	69
	425,239	396,801
Less accumulated depreciation and asset write off	(264,409)	(228,428)

Property, plant and equipment (net)	$160,830	$168,373

7. Other Liabilities

	December 31,	December 31,
	2013	2012
	(in thousands)

Personnel related liabilities	$138,639	$90,902
Facility related liabilities	16,205	15,393
General overhead liabilities	31,034	22,776
Other liabilities	3,019	5,010
Short term government grants (note 11)	240	235
Restructuring and other items (note 14)	2,430	926
Acquisition consideration payable	3,245	45,850

	$194,812	$181,092

8. Other Non-Current Liabilities

	December 31,	December 31,
	2013	2012
	(in thousands)

Personnel related liabilities	$4,278	$6,920
Defined benefit pension obligations, net (note 9)	3,536	4,720
Other non-current liabilities	3,384	2,672

	$11,198	$14,312

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 were $16,644,000, $18,187,000 and $20,293,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 were $7,064,000, $8,442,000 and $9,816,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2013, December 31, 2012 and December 31, 2011, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2013	December 31, 2012
	(in thousands)
Benefit obligation at beginning of year	$22,527	$19,924
Service cost	251	242
Interest cost	1,005	964
Plan participants’ contributions	75	101
Benefits paid	(105)	(237)
Actuarial loss	680	405
Foreign currency exchange rate changes	525	1,128

Benefit obligation at end of year	$24,958	$22,527

Change in plan assets	December 31, 2013	December 31, 2012
	(in thousands)
Fair value of plan assets at beginning of year	$17,807	$15,021
Actual return on plan assets	2,916	1,810
Employer contributions	224	239
Plan participants’ contributions	75	101
Benefits paid	(105)	(237)
Foreign currency exchange rate changes	505	873

Fair value of plan assets at end of year	$21,422	$17,807

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2013	December 31, 2012
	(in thousands)
Projected benefit obligation	$(24,958)	$(22,527)
Fair value of plan assets	21,422	17,807

Funded status	$(3,536)	$(4,720)

Non-current other liabilities	$(3,536)	$(4,720)

The following amounts were recorded in the consolidated statement of operations as components of the net periodic benefit cost:

	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)
Service cost	$251	$242	$212
Interest cost	1,005	964	931
Expected return on plan assets	(983)	(895)	(1,141)
Amortization of net loss	130	179	-

Net periodic benefit cost	$403	$490	$2

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2011, December 31, 2012 and December 31, 2013:

	December 31,	December 31,	December 31,
	2013	2012	2011
Discount rate	4.6%	4.7%	5.4%
Rate of compensation increase	3.4%	3.5%	4.0%
Expected rate of return on plan assets	5.7%	5.8%	7.1%

Accumulated other comprehensive income	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)
Actuarial loss - benefit obligation	$680	$405	$2,621
Actuarial (gain)/loss – plan assets	(1,933)	(915)	1,744
Actuarial gain recognized in net periodic benefit cost	(130)	(179)	-

Total	$(1,383)	$(689)	$4,365

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $20,000 and $nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)
Net actuarial loss	$1,988	$3,371	$4,060

Total	$1,988	$3,371	$4,060

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2013:

	December 31,	December 31,
	2013	2012
Discount rate	4.7%	4.6%
Rate of compensation increase	4.0%	3.4%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 30 basis points.

Plan Assets

The assets of the scheme are invested in the Legal and General Fixed Income Fund, the Baillie Gifford Diversified Growth Fund and the Standard Life Global Absolute Return Strategies Fund.  The aim of the Legal and General  Fixed Income Fund is to capture the returns on UK and overseas equity markets with a more even investment in UK and overseas equities than would be provided by reference to market capitalization or consensus weights. The Diversified Growth and Absolute Return funds are actively managed with a wide investment remit which results in dynamic asset allocation. The funds utilize a combination of traditional assets (such as equities and bonds), alternative asset classes and investment strategies based on advanced derivative techniques resulting in a highly diversified portfolio. The expected long-term rate of return on assets at December 31, 2013 of 6.1% was calculated as the value of the fund after application of a market value reduction factor.   The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Equity	6.6%
Bonds	4.7%

At December 31, 2013 UK gilts were yielding around 3.6% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government.  The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.0% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx AA 15 index plus 30 basis points.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2013	December 31, 2012
Equity	70%	90%
Bonds	30%	10%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2013, gives rise to an expected overall rate of return of scheme assets of approximately 6.1% per annum.

Plan Asset Fair Value Measurements

Quoted Prices in Active Markets for Identical Assets
Level 1
(in thousands)

Cash	$58

Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	5,788

Other Types of Investments
Baillie Gifford Diversified Growth Fund	8,452
Standard Life Global Absolute Return Strategies	7,124

$21,422

Cash Flows

The Company expects to contribute $0.2 million to its pension fund in the year ending December 31, 2014.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2013	$108
2014	108
2015	108
2016	108
2017	108
Years 2018 - 2022	$538

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

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan.   No options may be granted under the 2008 Option Plans after July 21, 2018.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares.  The 2003 Share Option Plan expired on January 17, 2013.  No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2013 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2013, December 31, 2012 and December 31, 2011:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2010	4,798,677	4,798,677	$21.71	$8.47
Granted	989,449	989,449	$19.66	$8.20
Exercised	(430,340)	(430,340)	$10.84	$4.80
Cancelled	(454,968)	(454,968)	$25.77	$9.87
Outstanding at December 31, 2011	4,902,818	4,902,818	$21.87	$8.61
Granted	842,273	842,273	$22.01	$9.59
Exercised	(890,236)	(890,236)	$14.62	$6.16
Cancelled	(504,224)	(504,224)	$25.14	$9.76
Outstanding at December 31, 2012	4,350,631	4,350,631	$23.01	$9.17
Granted	264,950	264,950	$33.09	$12.05
Exercised	(1,249,759)	(1,249,759)	$21.60	$8.58
Cancelled	(392,034)	(392,034)	$25.27	$10.02
Outstanding at December 31, 2013	2,973,788	2,973,788	$24.20	$9.57

Vested and exercisable at December 31, 2013	1,505,707	1,505,707	$24.92	$8.64

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2013, was 4.52 years and 3.29 years respectively. 655,224 options are expected to vest during the year ended December 31, 2014.

The intrinsic value of options exercised during the year ended December 31, 2013 amounted to $18.3 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2013 amounted to $48.2 million and $23.3 million respectively.  Intrinsic value is calculated based on the market value of the Company’s shares at the date of exercise.

Non vested shares outstanding as at December 31, 2013 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2012	2,094,533	$22.43	$9.17

Granted	264,950	33.09	12.05
Vested	(641,773)	24.29	9.60
Forfeited	(249,629)	22.97	9.46

Non vested outstanding at December 31, 2013	1,468,081	$23.45	$9.45

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2013:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.00	24,140	0.09	$11.00	24,140	$11.00
$15.47	180	3.33	$15.47	-	$15.47
$15.84	50,000	3.33	$15.84	40,000	$15.84
$16.80	150,000	5.83	$16.80	60,000	$16.80
$17.17	30,000	5.85	$17.17	12,000	$17.17
$18.00	24,000	0.83	$18.00	24,000	$18.00
$18.98	6,600	2.87	$18.98	6,600	$18.98
$19.45	15,000	4.82	$19.45	1,800	$19.45
$20.16	2,000	4.87	$20.16	1,200	$20.16
$20.28	457,871	5.17	$20.28	177,987	$20.28
$20.59	162,000	6.14	$20.59	20,400	$20.59
$21.25	231,751	1.12	$21.25	231,751	$21.25
$22.10	400	3.56	$22.10	-	$22.10
$22.26	233,927	3.15	$22.26	155,161	$22.26
$22.30	475,333	6.32	$22.30	82,326	$22.30
$23.66	8,900	6.57	$23.66	1,780	$23.66
$24.25	100,000	4.18	$24.25	100,000	$24.25
$24.46	343,677	4.17	$24.46	172,209	$24.46
$26.20	2,400	4.38	$26.20	1,440	$26.20
$26.71	7,650	6.70	$26.71	4,090	$26.71
$29.45	3,000	4.32	$29.45	1,800	$29.45
$31.49	12,450	7.16	$31.49	-	$31.49
$32.37	200,203	7.33	$32.37	2,500	$32.37
$35.33	377,523	2.15	$35.33	377,523	$35.33
$36.05	6,000	2.40	$36.05	6,000	$36.05
$36.22	37,483	7.46	$36.22	-	$36.22
$37.90	10,300	7.93	$37.90	-	$37.90
$41.25	1,000	2.67	$41.25	1,000	$41.25

$11.00 - $41.25	2,973,788	4.52	$24.20	1,505,707	$24.92

Options outstanding include both vested and unvested options as at December 31, 2013. Options excercisable represent options which have vested at December 31, 2013. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2013, December 31, 2012 and December 31, 2011 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011

Weighted average fair value	$12.05	$9.59	$8.20

Assumptions:
Expected volatility	40%	50%	45%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.76%	0.83%	1.4%
Expected life	5.0 years	5.0 years	5.0 years

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

Restricted Share Units and Performance Share Units

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

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.  The shares are awarded at zero cost and vest over a service period.  Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSU’s and PSU’s to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2013:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2012	-	-		496,000	$20.26

Granted	359,570	$33.09		409,492	$34.62
Shares vested	-	-		(50,000)	$22.30
Forfeited	(6,326)	$36.22		(9,033)	$25.53

Outstanding at December 31, 2013	353,244	$33.04	2.35	846,459	$27.05	1.77

The fair value of RSU’s vested for the year ended December 31, 2013 totaled $1.1 million. (No RSU’s vested during 2012).

No PSU’s vested during 2013 or during 2012.

The PSU’s vest based on service and specified EPS targets. The maximum number of PSU’s that could vest based on PSU’s outstanding is 353,244, based on attaining cumulative EPS targets over the period 2013 – 2015.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2013 is stated after charging $14.2 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2013 has been allocated as follows:

	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	(in thousands)
Direct costs	$7,835	$6,007	$5,155
Selling, general and administrative	$6,385	$4,894	$4,200
Restructuring and other non-recurring items (note 14)	-	$620	-

Total compensation costs	$14,220	$11,521	$9,355

Total non-cash stock compensation expense not yet recognized at December 31, 2013 amounted to $34.3 million.  The weighted average period over which this is expected to be recognized is 2.51 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $1.7 million for the year ended December 31, 2013 (2012: $1.3 million, 2011: $0.7 million).

11. Government Grants

	December 31,	December 31,
	2013	2012
	(in thousands)
Received	$3,698	$3,473
Less accumulated amortization	(2,497)	(2,148)
Foreign exchange translation adjustment	398	337
	1,599	1,662
Less current portion	(240)	(235)
	$1,359	$1,427

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.  Government grants amortized to the profit and loss account amounted to $349,000 and $154,000 for the years ended December 31, 2013 and December 31, 2012 respectively.   As at December 31, 2013 the Company had $2.0 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2013, 1,249,759 options were exercised by employees at an average exercise price of $21.60 per share for total proceeds of $27.0 million. During the year ended December 31, 2013, 50,000 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

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

(a) Share Repurchase Program

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

During the year ended December 31, 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  During the year ended December 31, 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  As at December 31, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million. There were no share repurchases completed during 2013. All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

13. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$80,914	$12,157	$(33,732)
United States	16,218	11,371	13,317
Other	23,733	43,693	49,410

Income before provision for income taxes	$120,865	$67,221	$28,995

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Provision for income taxes:
Current:
Ireland	$9,158	$1,684	$351
United States	14,492	12,290	6,367
Other	4,876	8,257	5,518

Total current tax	28,526	22,231	12,236

Deferred expense/(benefit):
Ireland	1,914	(287)	(3,825)
United States	(9,420)	(9,715)	(1,711)
Other	(2,967)	(428)	(585)

Total deferred tax expense/(benefit)	(10,473)	(10,430)	(6,121)

Provision for income taxes	18,053	11,801	6,115

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	(1,651)	(1,274)	(681)
Currency impact on long term funding	87	356	(294)

Total	$16,489	$10,883	$5,140

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2011:12.5%; 2012: 12.5%)	$15,108	$8,401	$3,625
Foreign and other income taxed at higher/(reduced) rates	4,229	7,873	5,373
Research & development tax incentives	(2,598)	(4,954)	(6,341)
Movement in valuation allowance	2,389	1,557	4,362
Prior year over provision in respect of foreign taxes	(47)	(678)	(83)
Effects of permanent items	(1,002)	(26)	(615)
Other	(26)	(372)	(206)

	$18,053	$11,801	$6,115

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$6,501	$6,631	$7,331
Goodwill	14,013	11,467	9,443
Other intangible assets	970	2,707	3,525
Accruals	51	77	1,185
Other	4	88	97
Unrealised FX	1,056	1,160	-

Total deferred tax liabilities recognized	22,595	22,130	21,581

Deferred tax assets:
Net operating loss carry forwards	27,646	25,116	21,981
Property, plant and equipment	2,739	2,345	1,324
Accrued expenses and payments on account	29,429	19,382	11,652
Stock compensation	6,291	5,586	4,818
Deferred compensation expense	1,187	1,136	1,197
Other	-	-	214
Unrealised FX	92	98	-
Total deferred tax assets	67,384	53,663	41,186
Valuation allowance for deferred tax assets	(21,591)	(18,817)	(16,445)

Deferred tax assets recognized	$45,793	$34,846	$24,741

Net deferred tax asset	$23,198	$12,716	$3,160

At December 31, 2013 non-U.S subsidiaries had operating loss carry forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $96.2 million (2012: $94.4 million). At December 31, 2013 non-U.S. subsidiaries also had additional operating loss carry forwards of $5.9 million which are due to expire between 2014 and 2016.

At December 31, 2013 U.S. subsidiaries, had U.S. federal and state net operating loss (“NOL”) carry forwards of approximately $8.3 million and $15.9 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2014 and 2032.  Of the $8.3 million U.S. federal and $15.9 million state net operating losses, approximately $7.6 million and $15.2 million are currently available for offset against future U.S. federal and state taxable income respectively. Annual utilization of these state net operating losses may be limited by specific state rules. The subsidiary’s ability to use the remaining U.S. federal and state net operating loss carry forwards of $0.7 million and $0.7 million, respectively is further limited to $113,000 per year due to a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2014- 2020	$678	$678
2021- 2025	-	8,572
2026- 2032	7,644	6,648

	$8,322	$15,898

In addition US subsidiaries have alternative minimum tax credit carry forwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  They also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2013 was approximately $21.6 million.  The valuation allowance for deferred tax assets as of December 31, 2012 and December 31, 2011 was $18.8 million and $16.4 million respectively. The net change in the total valuation allowance was an increase of $2.8 million during 2013 and an increase of $2.4 million during 2012.

The valuation allowances at December 31, 2013 and December 31, 2012 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2013 and prior years as the Company considers these earnings to be indefinitely reinvested. It is not practical to calculate the unrecognized deferred tax liability.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$7,189	$6,543	$8,566

Increase related to prior year tax positions	-	1,167	304
Decrease related to prior year tax positions	(494)	-	(36)
Increase related to current year tax positions	2,269	1,473	482
Settlements	(899)	(98)	-
Lapse of statute of limitations	(2,285)	(1,896)	(2,773)

Gross amount of unrecognized tax benefits at end of year	$5,780	$7,189	$6,543

The relevant statute of limitations for gross unrealized tax benefits totaling $1.2 million could potentially expire during 2014.

Included in the balance of total unrecognized tax benefits at December 31, 2013 there were net potential benefits of $5.8 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2012 and December 31, 2011 included net potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $7.2 million and $6.5 million respectively.

Interest and penalties recognized as a net benefit during the year ended December 31, 2013 amounted to $0.2 million (2012: $0.1 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2013 and December 31, 2012 were $0.9 million and $1.1 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in both our major jurisdictions.  In the United States tax periods open to audit include the years December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013.  In Ireland tax periods open to audit include the years ended December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013.  During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2013 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	(in thousands)
Restructuring charges	$9,033	$4,525	9,817
Other items	-	1,111	-

Net charge	$9,033	$5,636	$9,817

Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended December 31, 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses. Details of the movement in this restructuring plan recognized are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Total provision recognised	8,131	902	9,033
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)
Provision at December 31, 2013	$1,491	$703	$2,194

We expect to pay these amounts in 2014.

Prior Period Restructuring Charges

Restructuring charges of $4.5 million were recorded during year ended December 31, 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans) under a restructuring plan (“the 2012 restructuring plan”) adopted following a review by the Company of its operations. The 2012 restructuring plan included resource rationalizations in certain areas of the business and a re-organization of available office space at the Company’s Philadelphia facility. The restructuring plan recognized included $3.4 million in respect of resource rationalizations and $1.2 million in respect of lease termination and exit costs associated with the re-organization of available space at the Company’s Philadelphia facility.

Details of the movement in the 2012 restructuring plan are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)
Initial provision recognized	$3,394	$1,250	$4,644
Residual balance from prior period	-	130	130
Cash payments	(3,030)	(824)	(3,854)
Foreign exchange movement	(4)	-	(4)
Provision at December 31, 2012	$360	$556	$916
Cash payments	(197)	(426)	(623)
Amounts released	(57)	-	(57)
Provision at December 31, 2013	$106	$130	$236

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

15. Provision for Doubtful Debts

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2013 comprises:

	December 31,	December 31,
	2013	2012
	(in thousands)
Opening provision	$5,047	$5,526
Amounts used during the year	(3,132)	(756)
Amounts provided during the year	1,368	382
Amounts released during the year	(135)	(105)
Closing provision	$3,148	$5,047

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $54.9 million, $52.5 million and $52.2 million in rental expense, including rates, for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2014	$36,070
2015	31,815
2016	25,993
2017	17,013
2018	12,704
Thereafter	40,224
Total	$163,819

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

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information. Historically, the Group organized, operated and assessed its business in two segments, the clinical research segment and the central laboratory segment.  In Q1 2013 the Group consolidated and reclassified the results of the former central laboratory segment into the clinical research segment as the central laboratory segment does not reach the thresholds of net revenue, income from operations and total assets as a requirement for being reported as a separate segment.  Management determined that its clinical research and central laboratory businesses operate in the same clinical research market, have a similar customer profile, are subject to the same regulatory environment, support the development of new clinical therapies and are so economically similar, reporting their results on an aggregated basis would be more useful to users of the Company’s financial statements.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Belgium, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Segment information as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$272,683	$171,977	$88,869
Rest of Europe	333,543	338,537	348,492
U.S.	582,250	471,700	393,957
Other	147,582	132,792	114,411
Total	$1,336,058	$1,115,006	$945,729

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$81,811	$9,659	$(34,703)
Rest of Europe	2,831	29,240	32,175
U.S.	29,472	21,036	24,874
Other	7,053	8,082	7,097
Total	$121,167	$68,017	$29,443

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$82,867	$11,733	$(33,139)
Rest of Europe	6,269	29,786	35,175
U.S.	33,564	23,687	30,127
Other	7,500	8,447	7,097
Total	$130,200	$73,653	$39,260

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2013	2012
	(in thousands)
Ireland	$103,868	$110,369
Rest of Europe	14,630	16,115
U.S.	33,947	32,400
Other	8,385	9,489
Total	$160,830	$168,373

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$19,826	$17,885	$15,192
Rest of Europe	6,595	7,211	7,057
U.S.	16,233	13,865	12,427
Other	3,860	3,862	4,006
Total	$46,514	$42,823	$38,682

f)    The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2013	2012
	(in thousands)
Ireland	$581,568	$476,159
Rest of Europe	321,661	236,305
U.S.	486,232	437,756
Other	52,999	51,888
Total	$1,442,460	$1,202,108

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$3,976	$12,406	$16,987
Rest of Europe	1,887	2,506	4,795
U.S.	20,842	13,389	10,222
Other	2,783	4,725	4,001
Total	$29,488	$33,026	$36,005

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December	December	December
	2013	2012	2011

Client A	26%	18%	*

Client B	10%	12%	13%

* Net revenue did not exceed 10%.

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$355	$464	$762
Rest of Europe	501	661	364
U.S.	-	3	18
Other	130	23	50
Total	$986	$1,151	$1,194

j) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)
Ireland	$11,073	$1,216	$(3,475)
Rest of Europe	(7)	3,298	657
U.S.	5,072	3,669	4,656
Other	1,915	3,618	4,277
Total	$18,053	$11,801	$6,115

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2013	2012	2011
	(in thousands)

Non-cash interest on acquisition consideration payable*	$240	$940	$743
Cash paid for interest	$548	$602	$388
Cash paid for income taxes	$14,103	$18,475	$22,723
* recorded within interest expense

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2013	2012
	(in thousands)
Currency translation adjustments	$22,828	$12,103
Currency impact on long term funding	(19,977)	(18,931)
Tax on currency impact on long term funding	1,097	1,184
Actuarial loss on defined benefit pension plan (note 9)	(1,988)	(3,371)
Unrealised capital gain(loss) – investments (note 3)	-	239
Total	$1,960	$(8,776)

20. Impact of New Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-11 to have a material impact on the financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of ASU 2013-05 to have a material impact on the financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.  ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 did not have a material impact on the financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). ASU 2011-11 is effective retrospectively for fiscal years beginning after January 1, 2013. The adoption of ASU 2011-11 did not have a material impact on the financial statements.

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

ICON plc

/s/ Brendan Brennan

Date March 12, 2014	Brendan Brennan
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title

3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).

10.1*	Office Space Lease, dated September 1, 2013, between ICON Central Laboratories Inc., and MSM Reality Co., LLC, Davrick, LLC and Sholom Blau Co., LLC.

10.2*	Office Space Lease, dated July 10, 2013, between ICON Clinical Research Inc. and Highwood Reality Limited Partnership.

10.3*	Office Space Lease, dated September 30, 2012, between ICON Clinical Research Inc. and Pennbrook Development Partners 2100, L.P.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*           Filed herewith