Form 20-F
period 2014-12-31
ICON PLC
filed 2015-03-12
CIK 1060955

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2014
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securties Exchange Act of 1934.

Commission File Number: 333-08704
ICON PUBLIC LIMITED COMPANY

(Exact name of Registrant as Specified in its Charter)
ICON PUBLIC LIMITED COMPANY

(Translation of Registrant’s name into English)
Ireland

(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND

(Address of principal executive offices)

Brendan Brennan, Chief Financial Officer
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
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,106,780 Ordinary Shares.
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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “Euro” or “€” are to the European single currency adopted by nineteen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy, Finland, Belgium, Latvia, Lithuania and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory envoirnment and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 through 13. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

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

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$2,030,286	$1,784,345	$1,503,993	$1,296,509	$1,263,147
Reimbursable expenses (1)	(526,970)	(448,287)	(388,987)	(350,780)	(363,103)
Net revenue	1,503,316	1,336,058	1,115,006	945,729	900,044
Costs and expenses:
Direct costs	903,167	845,413	717,750	611,923	541,388
Selling, general and administrative	336,461	313,931	280,780	255,864	232,688
Depreciation and amortization	52,542	46,514	42,823	38,682	33,873
Restructuring and other items (2), (3),(4),(5)	8,796	9,033	5,636	9,817	-
Total costs and expenses	1,300,966	1,214,891	1,046,989	916,286	807,949
Income from operations	202,350	121,167	68,017	29,443	92,095
Net interest income/(expense)	366	(302)	(796)	(448)	629
Income before provision for income taxes	202,716	120,865	67,221	28,995	92,724
Provision for income taxes	(30,248)	(18,053)	(11,801)	(6,115)	(5,653)
Net income	$172,468	$102,812	$55,420	$22,880	$87,071

Net income per ordinary share (6):
Basic	$2.80	$1.69	$0.92	$0.38	$1.46
Diluted	$2.73	$1.65	$0.92	$0.37	$1.44
Weighted average number of ordinary shares outstanding:
Basic	61,496,115	60,907,274	59,968,174	60,379,338	59,718,934
Diluted	63,131,417	62,253,251	60,450,706	61,070,686	60,637,103

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$118,900	$182,519	$114,047	$119,237	$255,706
Short term investments	97,100	138,317	76,183	54,940	-
Working capital	281,148	352,259	250,326	253,514	330,333
Total assets	1,528,850	1,442,460	1,202,108	1,027,517	949,538
Long term government grants	1,116	1,359	1,427	1,351	1,470
Non-current other liabilities	13,179	11,198	14,312	20,038	4,659
Ordinary share capital	5,037	5,168	5,067	5,055	5,063
Additional paid-in capital	327,234	279,572	237,217	211,549	196,960
Shareholders’ equity	950,206	910,579	754,575	681,544	669,999

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. See Note 14 to the Audited Consolidated Financial Statements.

(3)
During the year ended December 31, 2013 the Company conducted a review of its operations. A restructuring charge of $9.0 million was recognized as part of this review. The review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities into this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses. See Note 14 to the Audited Consolidated Financial Statements.

(4)
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

The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period. During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognize and negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees it could materialy adversely affect our operations and financial results.

If our customers discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

●	the failure of products being tested to satisfy safety or efficacy requirements;

●	unexpected or undesired clinical results of the product;

●	a decision that a particular study is no longer necessary or viable;

●	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and

●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high calibre clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

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

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrolment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services or the significant increase in the costs of such products and services could have a material adverse effect on our business.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber-attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use  web-enabled and other integrated information systems in delivering our services. We intend to further increase the use of these systems  and such systems will be either developed internally or provided by or in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

●	disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms;

●
security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon; and

●	excessive costs, excessive delays or other deficiencies in or problems with systems development and deployment.

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber attack and similar events at or that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber attack, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK and Firecrest services. Also, increased IT-related expenditures may negatively impact our financial condition, including profitability.

We rely on our interactive response technologies to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run and web based interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, incorrect dosing of patients, invalidation of the trial and/or liability claims against the Company among other things any of which could have a material effect on our financial conditions and operations.

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. While we have developed contingency plans to minimize the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our ability to provide services and results of operations.

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

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, consummate an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

●	effectively and quickly assimilate the operations and services or products of the acquired company or business;

●	integrate acquired personnel;

●	retain and motivate key employees;

●	retain customers; and

●	minimize the diversion of management's attention from other business concerns.

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

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers, and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure, invention assignment and other contractual arrangements, and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties, and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we may not be successful in enforcing our rights.

We may, in certain circumstances, grant a customer greater rights in intellectual property developed in connection with a contract than we would normally grant. In such situations, we may forego the use of all intellectual property rights we create or develop, which would limit our ability to reuse or deploy that intellectual property for other customers. Any limitation on our ability to provide a service or solution may result in us losing revenue-generating opportunities and may also result in us incurring additional expenses to develop or license new or modified solutions for other projects or customers.

The biopharmaceutical industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement suits by companies that have patents for similar business processes or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

We act as legal representative for some clients.

We act as the legal representative for certain clients in certain jurisdictions. As we believe that acting as legal representative of clients exposes us to a higher risk of liability, there is a designated entity within the ICON Group which is generally used to provide this service in relevant jurisdictions subject to certain preconditions being met.  The preconditions relate to obtaining specific insurance commitments and indemnities from the client to cover the nature of the exposure.  However, there is no guarantee that the specific insurance will respond and provide cover or that a client will fulfil its obligations in relation to their indemnity.

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries and that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

●	if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services;

●
if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and

●	if unfavorable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

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

The CRO industry is highly competitive.  In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies.  If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there would be a material adverse impact on our results of operations.  Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results of operations.

The type and depth of services provided by CROs have changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

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

Also, if in future quarters, we are unable to achieve efficiencies and our expenses grow faster than our net revenues, our operating margins, profitability and overall financial condition will be materially adversely impacted.

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

Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results of operations. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences, additional taxes, fines or penalties which could have a material adverse impact on our effective tax rate and our financial condition and results of operations.

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

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds), and other factors.

Although we have not recognized any significant losses to date on our cash and cash equivalents or short term investments, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

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

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Finally, we operate in some countries where national laws may require not only proper books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws, the large number of employees and contractors and the large amount of pass through costs we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached by the Company, for example through negligent or corrupt behavior of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

Data Privacy

Current and proposed laws and regulations relating to the confidentiality of personal data of patients and others could limit the scope of our services, expose us to increased risk and liability and increase the cost of doing business, any of which could have a material adverse impact on our financial condition and results of operations.

Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.

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

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients arising from the study drug vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients or action or enforcement by regulatory authorities.

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

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2014, we employed approximately 10,600 employees in 81 locations in 38 countries. During the year ended December 31, 2014, we derived approximately 40.3%, 48.8% and 10.9% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions, to enhance our capabilities and expertise in certain areas of the clinical development process.

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

On May 7, 2014 the Company acquired Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

On September 19, 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions. During the year ended December 31, 2014, 2,640,610 ordinary shares were redeemed by the Company under these programs for a total consideration of $140.0 million.

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

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers and a limited number of medium and large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to manage the development programmes of pharmaceutical, biotechnology and medical device companies. We believe that some large pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many also seeking to form strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise that resides within the CRO.  We believe that this trend will further concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and overall development experience and expertise.

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

FDA Review and Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development (including a TIND) is scrutinized to confirm that the manufacturer has complied with all applicable regulations and that the drug or biologic is safe and effective for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the Sponsor’s application has certain administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2014 was approximately $27 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Innovation Driving New Drug Development Activity.

New technologies together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have increased the number of new drug candidates being investigated in early development and greatly broadened the number of biological mechanisms being targeted by such candidates. This should lead to increased activity in both Preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery.

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

Growth within the Biotechnology Sector.

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

We have achieved strong growth since our foundation in 1990. The impact of the International Conference on Harmonization Good Clinical Practise, the resulting globalization of clinical research and the acceleration in the understanding of human and molecular biology which has led to many new treatment paths being explored were key catalysts of our early growth.

As our market has developed, biopharmaceutical companies are tackling declining levels of productivity, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

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

Our core strategies to achieve these objectives will be as follows:

Build Scale

Building scale within the organization which can be achieved through developing strategic relationships with clients, growing positions in existing and selected new markets, broadening our service offerings and targeted strategic acquisitions as required.

Strategic client relationships will manifest themselves in many different forms.  Many of these relationships will require new forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone basis and as part of a fully integrated service model.  To support this objective we continue to enhance our capabilities and expertise, evolve our collaboration models, invest in technology that will enable closer data integration across our service areas and enhance our project  and programme management capabilities.

We will also continue to build our positions in emerging markets and have expanded our presence in regions such as Asia-Pacific, in particular in China and Japan, as is evident from our acquisition of Niphix, the Japanese subsidiary of Aptiv Solutions, in 2014 and BeijingWits Medical Limited, a leading Chinese CRO, in 2012. In 2013, we also added scale to our contract resourcing service offering in the US through the acquisition of ClinForce and Assent Consulting.

Improve Quality and Competitiveness

Ensuring that we have a competitive offering by providing our customers a broad range of services across the development spectrum and the global coverage to deliver their programs remains a focus. Over the past year we have strengthened the depth of our services through organic growth and also added new and enhanced service offerings in adaptive trials and medical devices through the acquisition of Aptiv Solutions. We continue to evolve our Commercialization and Outcomes offering, building on the platforms we acquired with Oxford Outcomes and PriceSpective. Our global coverage has also increased through the acquisition of Aptiv Solutions and we now have additional offices in Cologne (Germany), Strasbourg (France), Allschwil (Switzerland), Marlborough (US) and Abingdon (UK) which will allow us to continue supporting our customers’ global development programmes.

We continue to enhance our operating processes and delivery models to gain competitive advantage. Our proprietary ICONIK platform, which integrates clinical data across multiple systems, is helping us drive better project execution and identify significant operational efficiencies. Our ADDPLAN software offers industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier.

We are also working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and we continue to work with investigator sites to optimise study conduct and enhance data quality. Our Firecrest technology is supporting our efforts in this area.

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

Leadership and Talent

Core to all our strategies are our people.  The need to grow and retain talent within the organisation is fundamental in enabling us to be the global CRO partner of choice.  ICON’s talent review and succession planning processes are core strategies in the achievement of this objective. We launched the ICON Business Academy with University College Dublin (UCD) in 2013 which provides customised management and development programs for global employees involved in people management roles. We have also created a new Graduate Certificate in Clinical Trial Management in association with the UCD School of Medicine, which is enhancing the quality of graduate training in clinical research and increase the pool of talent available to ICON to support our customer’s drug development programmes.

Leveraging Informatics

Developing best in class information to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving our objectives.  Our proprietary ICONIK platform, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development will be a key tool in this regard. Firecrest’s comprehensive site performance management system, a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms amongst others, to be rolled out quickly and simultaneously to investigative sites is also a key platform in this regard and will allow site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines are met and study parameters are met. Our ADDPLAN software, offers an industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier. ADDPLAN is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers. (see Information Systems on page 23 for further information).

Enhance Expertise

Increased scientific expertise will be important as clients look to their partners for support in identify promising drug candidates earlier in the development process. During 2014, ICON established a dedicated global consulting and drug development services group. ICON  has also made a number of strategic acquisitions in recent years to develop our scientific base in areas such as adaptive trials and outcomes research and we continue to strengthen our therapeutic expertise.

Services

ICON specializes in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

Our Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials, ranging from small studies to complex, multinational projects. We also conduct various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. Specific clinical development services offered to biopharmaceutical and medical device companies include:

o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form ("CRF") Preparation
o	Statistical Analysis
o	Patient Safety Monitoring
o	Risk-based Monitoring
o	Clinical Data Management
o	Interactive Response Technologies
o	Electronic Patient Reported Outcomes
o	Medical Reporting
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Market Access and commercialization services
o	Strategic Analysis and Data Operations
o	Clinical Pharmacology
o	Bioanalysis
o	Immunoassay development
o	Pharmacokinetic and Pharmacodynamic analysis
o	Study Protocol Preparation
o	Regulatory Consulting
o	Product Development Planning
o	Strategic Consulting
o	Pricing and Market Access Consulting
o	Medical Imaging
o	Strategic Resourcing
o	Electronic Endpoint Adjudication
o	Sample analyses
o	Safety testing
o	Microbiology
o	Custom flow cytometry
o	Electronic transmission of test results
o	Biomarker development
o	Adaptive trial design and execution
o	Medical Device Trials
o	Healthcare communications

Sales and Marketing

Our marketing strategy is focused on building a differentiated brand position for ICON and supporting our business development efforts to develop and build relationships with pharmaceutical, biotechnology and medical device companies.  Our marketing activities are coordinated centrally to ensure a consistent and differentiated market positioning for ICON and to ensure all marketing efforts align to the overall strategic objectives of the business.  Our business development  teams are also co-ordinately centrally but sales  activities are carried out locally by executives in each of the major locations. We structure this team to be able to address the different market segments we serve and also have specialist sales groups who are able to focus on specific customer types and ICON service areas. Our aim is to develop deeper relationships within our clients in order to gain repeat business and give us opportunities to penetrate into other therapeutic indications and adjacent service lines where applicable.  Our business development professionals, senior executives and project team leaders share responsibility for the maintenance of key client relationships.

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, some medium-sized providers and a smaller number of large CROs, including ICON,  that are differentiated by the scale of our  global operations and broad service portfolios.  Globalization is driving market share to these global CROs and  when competing for large global development opportunities, ICON competes primarily with Quintiles Transnational Corporation, PAREXEL International Corporation, Pharmaceutical Product Development Inc and Covance. In some other market segments, for example biotech and mid-tier pharma, ICON may also compete against smaller CROs including PRA and INC Research.

CROs generally compete on the basis of previous experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of  new treatments that payors and regulators require. We believe that we compete favourably in all these areas.

Customers

During the year ended December 31, 2014 revenue was earned from over 500 clients. The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more that 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2014 we had a backlog of approximately $3.6 billion, compared with approximately $3.1 billion at December 31, 2013.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

Following the acquisition of Aptiv Solutions we have now integrated three new technology platforms into the ICON offerings.  These comprise of ADDPLAN for simulation and design of exploratory/pilot & confirmatory/ pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) & ADDPLAN® PE (Population Enrichment)), AptivAdvantage which is an integrated platform comprising EDC, randomization & drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring and  AptivInsite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.

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

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed and expenses incurred through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial, inadequate patient enrollment or investigator recruitment.

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

In providing our services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate independent review board (“IRB”) and Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA.

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

Potential Liability and Insurance

The nature of our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers; (ii) non-compliance with regulatory or legal obligations including, but not limited to, anti-bribery and anti-corruption laws; (iii) third party (such as patients) claims in respect of our performance of services; and (iv) claims by patients as a result of the performance of third party investigators (physicians running the trials).

We try to reduce this potential liability by:

1.  Seeking contractual indemnification from customers in relation to certain trial activities.  However, the terms and scope of indemnification varies from customer to customer and trial to trial and the performance of these indemnities is not secured.  As a result, we bear the risk that indemnification may not be relevant or sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. Furthermore this indemnification does not protect us against our own acts or omissions such as our negligence or where our performance does not reach the required contractual, industry or regulatory standard.

2.  Maintaining worldwide professional liability insurance.  While we believe our insurance coverage is adequate, there is no guarantee that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the relevant policy will respond and provide cover when we want it to.

We could be materially adversely affected if ICON is required to pay damages or bear the costs of defending or settling any claim outside the scope of or in excess of a contractual indemnification provision, an indemnifying party does not fulfill its indemnification obligations, the claim is in excess of level of our insurance coverage or the relevant circumstances are not covered by our insurance policies.

Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters.   We lease all other properties under operating leases.

We maintain three offices in New York, two offices in each of the following US locations: San Antonio, Philadelphia and one office in each of the following U.S. locations: Baltimore, Bethesda, Boston, Chicago, Durham, Gaithersburg, Houston, Los Angeles, Marlborough, Morristown, Nashville, Raleigh, San Diego, San Francisco and Wilmington.

Our European operations maintain two offices in Amsterdam, Frankfurt and one office in each of the following locations: Abingdon, Allschwil, Ankara, Barcelona, Bucharest, Budapest, Cologne, Edinburgh, Munich, Kiev, Limerick, London, Madrid, Marlow, Milan, Moscow, Oxford, Paris, Prague, Riga, Southampton, Stockholm, Strasbourg, Tel Aviv, Vilnius and Warsaw.

We also maintain two offices in Tokyo and Singapore and one office in each of the following locations: Auckland, Bangalore, Bangkok, Beijing, Bogota, Buenos Aires, Chennai, Hong Kong, Johannesburg, Lima, Manila, Mexico City, Montreal, Osaka, Santiago, Sao Paolo, Seoul, Shanghai, Sydney, Taipei, Tianjin, Toronto, Trivandrum and Vancouver.

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Company	Country	Group ownership

ICON Clinical Research, S.A.	Argentina	100%

Aptiv Solutions (Australia) PTY Ltd	Australia	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research Austria GmbH	Austria	100%

DOCS International Belgium N.V.	Belgium	100%

ICON Pesquisas Clínicas LTDA.	Brazil	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Oxford Outcomes LTD.	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

ICON Clinical Research (Beijing) Co., Ltd	China	100%

Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

Aptiv Solutions	France	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research S.A.R.L.	France	100%

Aptiv Solutions GmbH	Germany	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Japan K.K.	Japan	100%

Niphix KK	Japan	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

DOCS Insourcing B.V.	Netherlands	100%

DOCS International B.V.	Netherlands	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Peru S.A.	Peru	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

DOCS International Poland Sp. z o.o.	Poland	100%

ICON Clinical Research Sp. z o.o.	Poland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON Clinical International	Republic of Ireland	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research (Rus) LLC	Russia	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research España, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research (Switzerland) GmbH	Switzerland	100%

ICON Medical Imaging AG	Switzerland	100%

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

Aptiv Solutions Ukraine LLC	Ukraine	100%

ICON Clinical Research LLC	Ukraine	100%

Aptiv Solutions (UK) Ltd	United Kingdom	100%

DOCS International UK Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

ICON Development Solutions Limited	United Kingdom	100%

Addplan, Inc.	USA	100%

Beacon Bioscience, Inc	USA	100%

DOCS Global, Inc.	USA	100%

ICON Clinical Research LLC	USA	100%

ICON Development Solutions, LLC	USA	100%

ICON Early Phase Services, LLC	USA	100%

ICON Laboratory Services, Inc.	USA	100%

ICON US Holdings Inc.	USA	100%

Pricespective, LLC	USA	100%

MMMM/CHC Holding, LLC	USA	100%

MMMM Group, LLC	USA	100%

Managed Care Strategic Solutions, LLC	USA	100%

MMMM Consulting, LLC	USA	100%

Global Pharmaceutical Strategies Group, LLC	USA	100%

PubsHub, LLC	USA	100%

CHC Group, LLC	USA	100%

Complete Healthcare Communications, Inc.	USA	100%

Complete Publication Solutions, Inc.	USA	100%

C4 MedSolutions, LLC	USA	100%

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements, accompanying notes and other financial information, appearing in Item 18. The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

Overview

We are a CRO, providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2014, we employed approximately 10,600 employees, in 81 locations in 38 countries. During the year ended December 31, 2014 we derived approximately 40.3%, 48.8% and 10.9% of our net revenue in the United States, Europe and Rest of World, respectively.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2014 we had a backlog of approximately $3.6 billion, compared with approximately $3.1 billion at December 31, 2013.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to exchange rate exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

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

	Year Ended December 31,
	2014	2013	2014	2013
	Percentage of Net Revenue		Percentage Increase/(Decrease)

Net revenue	100%	100%	12.5%	19.8%

Costs and expenses:
Direct costs	60.1%	63.3%	6.8%	17.8%

Selling, general and administrative	22.4%	23.5%	7.2%	11.8%

Depreciation	2.8%	2.9%	8.3%	10.7%

Amortization	0.7%	0.6%	37.2%	(0.1)%
Income from operations (excluding restructuring and other items)	14.0%	9.7%	62.2%	76.8%

Restructuring and other items	0.6%	0.6%	(2.6)%	60.3%
Income from operations (including restructuring and other items )	13.4%	9.1%	67.0%	78.1%

Year ended December 31, 2014 compared to year ended December 31, 2013

Net revenue for the year increased by $167.2 million, or 12.5%, from $1,336.1 million for the year ended December 31, 2013 to $1,503.3 million for the year ended December 31, 2014.  In total, the Company had five strategic relationships in place in 2014 and 2013.  In 2013, net revenue earned from these five customers equated to $670.7 million and in 2014 net revenue earned increased to $771.2 million, accounting for $100.5 million of the increase in net revenue in 2014.  The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company, signed in May 2011. Given the size of this new partnership it was always envisaged that it would take 18 to 24 months for the model to be fully implemented and that the Company would see significant incremental revenue growth beyond this period. In 2013 and 2014, net revenue from this customer directly contributed 26% and 31%, respectively, of the Company’s net revenue for the year. The majority of the residual increase in net revenue in 2014 relates to revenue arising as a result of the 2014 acquisition of Aptiv Solutions and the full year impact of the 2013 acquisition of the clinical trials services division of Cross Country Healthcare Inc.

Net revenue in Ireland increased by $87.7 million during 2014, from $272.7 million for the year ended December 31, 2013 to $360.4 million for the year ended December 31, 2014.  Net revenue in Ireland during the year ended December 31, 2014 increased by 32.2% compared to an overall increase in Group revenues of 12.5%.  The higher proportional increase in net revenue in Ireland during 2014 was a function of our global transfer pricing model. In previous years significant upfront investment in personnel and related costs was required to support the increase of activities under our strategic relationship partnerships.  With the operating models and infrastructure associated with these partnerships now largely in place, the level of 2014 investment required by the Irish entity to support other Group entities has reduced, resulting in a greater portion of residual revenue being earned by the Irish entity.

Net revenue for Rest of Europe increased by $39.1 million or 11.7%, from $333.5 million for the year ended December 31, 2013 to $372.6 million for the year ended December 31, 2014.   Net revenue in the U.S. increased by $23.6 million or 4.0%, from $582.2 million for the year ended December 31, 2013 to $605.8 million for the year ended December 31, 2014. Net revenue for other regions (i.e. those outside of Europe and the U.S) increased by $16.9 million or 11.5%, from $147.6 million for the year ended December 31, 2013 to $164.5 million for the year ended December 31, 2014. The increase in net revenue in the Rest of Europe and other regions during 2014 was in line with overall increases in Group net revenues.  The percentage increase in net revenues in the U.S. region was lower than the overall increases in group net revenues during the year.  This lower proportional increase in net revenues was predominately due to a generally stable cost base during 2014 as a result of prior period investments, resulting in sufficient personnel and related infrastructure to support our Strategic Partnership relationships and other customers.

Direct costs for the year increased by $57.8 million, or 6.8%, from $845.4 million for the year ended December 31, 2013 to $903.2 million for the year ended December 31, 2014. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $52.4 million and an increase in other direct project related costs of $12.4 million, offset by a decrease in laboratory costs of $7.0 million.  As a percentage of net revenue, direct costs have decreased from 63.3% for the year ended December 31, 2013 to 60.1% for the year ended December 31, 2014.

Selling, general and administrative expenses for the year increased by $22.5 million, or 7.2%, from $313.9 million for the year ended December 31, 2013 to $336.5 million for the year ended December 31, 2014. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expense for the period arose primarily from an increase in personnel related expenditure, including bonuses of $15.0 million, an increase in facilities and related costs of $9.7 million and an increase in other general overhead costs of $2.5 million. The increase in selling, general and administrative expenses are inclusive of expenses in relation to Aptiv since acquisition. In addition, during the year ended December 31, 2014, we recognized a foreign exchange gain of $6.0 million, which reduced selling, general and administrative expenses from 22.8% of revenue to 22.4% of revenue for the year ended December 31, 2014. As a percentage of net revenue, selling, general and administrative expenses, decreased from 23.5% for the year ended December 31, 2013 to 22.4% for the year ended December 31, 2014.

Total share based compensation expense recognized during the years ended December 31, 2014 and December 31, 2013 amounted to $22.7 million and $14.2 million respectively.

Depreciation expense for the period increased by $3.2 million, or 8.3%, from $39.0 million for the year ended December 31, 2013 to $42.2 million for the year ended December 31, 2014. The increase in depreciation expenses principally arises from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue, depreciation expense decreased from 2.9% of net revenues for the year ended December 31, 2013 to 2.8% for the year ended December 31, 2014.  Amortization expense for the year increased by $2.8 million, or 37.2%, from $7.5 million for the year ended December 31, 2013 to $10.3 million for the year ended December 31, 2014. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense for the period relates to the Aptiv Solutions acquisition. As a percentage of net revenue, amortization expense increased from 0.6% of net revenues for the year ended December, 2013 to 0.7% for the year ended December 31, 2014.

A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge during the current year  in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. See Note 14 to the Audited Consolidated Financial Statements.

As a result of the above, income from operations increased by $81.2 million, or 67.0%, from $121.2 million for the year ended December 31, 2013 ($130.2 million excluding restructuring charges) to $202.4 million for the year ended December 31, 2014 ($211.1 million, or 62.2% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 9.1% of net revenues for the year ended December 31, 2013 (9.7% excluding restructuring charges) to 13.4% of net revenues for year ended December 31, 2014 (14.0% excluding restructuring charges).

Income from operations in Ireland increased from $81.8 million for the year ended December 31, 2013 ($82.9 million excluding the impact of restructuring and other charges), to $138.2 million for year ended December 31, 2014 ($138.2 million excluding the impact of restructuring and other charges). Income from operations in Ireland and other geographic regions are impacted by the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure together with enhanced operating processes and the successful leveraging of our support costs in 2014, has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in income from operations in Ireland in 2014.

In the Rest of Europe region, income from operations increased by $11.7 million, from $2.8 million for the year ended December 31, 2013 to $14.4 million for the year ended December 31, 2014.  Excluding restructuring charges recorded income from operations in the Rest of Europe increased by $17.0 million, from $6.3 million for the year ended December 31, 2013 to $23.3 million for the year ended December 31, 2014. As a percentage of net revenues income from operations increased from 0.8% (1.9% excluding restructuring charges) for the year ended December 31, 2013 to 3.9% (6.2% excluding restructuring charges) for the year ended December 31, 2014.  During 2013, the Company undertook a commercial review of its Early Phase business, the result of which was the decision to close the Company’s Phase 1 European service offering in the United Kingdom. Consequently, this entity stopped providing services to ICON Ireland, and in line with the Company’s transfer pricing policy, the entity was removed from the global transfer pricing model. Subsequent third party expenses incurred by this entity were not reimbursed under the cost plus model. With the closure of this facility in 2013 the same level of operational costs were not incurred in 2014, thereby contributing to higher income from operations in the current year.

In the U.S. region, income from operations increased by $9.6 million or 32.5%, from $29.5 million for the year ended December 31, 2013 to $39.1 million for the year ended December 31, 2014. Excluding restructuring charges recorded income from operations in the U.S. increased by $5.5 million, from $33.6 million for the year ended December 31, 2013 to $39.1 million for the year ended December 31, 2014. As a percentage of net revenues income from operations in the U.S. region increased from 5.1% (5.8% excluding restructuring charges) for the year ended December 31, 2013 to 6.4% (6.4% excluding restructuring charges) for the year ended December 31, 2014. The increase in operating income as a percentage of net revenues arose predominately from the closure of the Company’s Phase I facility in Omaha, Nebraska during 2013 and the consolidation of US Phase I capabilities into the Company’s expanded Phase I facility in San Antonio, Texas.

In other regions, income from operations increased by $3.6 million from $7.1 million for the year ended December 31, 2013 to $10.6 million for the year ended December 31, 2014. Excluding restructuring charges recorded income from operations in other regions increased by $3.1 million, from $7.5 million for the year ended December 31, 2013 to $10.6 million for the year ended December 31, 2014. As a percentage of net revenues, income from operations in the other regions increased from 4.8% (5.1% excluding restructuring charges) for the year ended December 31, 2013 to 6.5% (6.5% excluding restructuring charges) for the year ended December 31, 2014. The increase in operating income as a percentage of net revenues is due to the distribution in revenues amongst different locations within the regions.

Interest expense decreased from $1.3 million for the year ended December 31, 2013 to $0.8 million for the year ended December 31, 2014. Interest income for the year ended December 31, 2014 increased from $1.0 million for the year ended December 31, 2013 to $1.2 million for the year ended December 31, 2014.

Provision for income taxes for the period increased from $18.1 million for the year ended December 31, 2013 ($19.9 million excluding the impact of restructuring charges) to $30.2 million ($30.2 million excluding the impact of restructuring charges) for the year ended December 31, 2014.  The Company’s effective tax rate for the year ended December 31, 2014 was 14.9% (14.3% excluding the impact of restructuring charges) compared with 14.9% (15.3% excluding the impact of restructuring charges) for the year ended December 31, 2013. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net revenue for the year increased by $221.1 million, or 19.8%, from $1,115.0 million for the year ended December 31, 2012 to $1,336.1 million for the year ended December 31, 2013.  In total, the Company had five strategic relationships in place in 2012 and 2013.  In 2012, net revenue earned from these five customers equated to $512.9 million and in 2013 net revenue earned increased to $670.7 million, accounting for $157.8 million of the increase in net revenue in 2013.  The largest of these customers related to a Strategic Partnership with a large global Pharmaceutical company, signed in May 2011. Given the size of this new partnership it was always envisaged that it would take 18 to 24 months for the model to be fully implemented and that the Company would see significant incremental revenue growth over this period. In 2012 and 2013, net revenue from this customer directly contributed 18% ($197.4 million) and 26% ($346.1 million), respectively, of the Company’s net revenue for the year. The majority of the residual increase in net revenue in 2013 relates to revenue delivered as a result of the 2013 acquisition of the clinical trials services division of Cross Country Healthcare Inc.

Net revenue in Ireland increased from $172.0 million for the year ended December 31, 2012 to $272.7 million for the year ended December 31, 2013. During the same period, net revenue for the Rest of Europe decreased from $338.5 million to $333.5 million, net revenue for U.S. increased from $471.7 million to $582.2 million and net revenue for other regions increased from $132.8 million to $147.6 million.

Net revenue in Ireland is principally a function of the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in 2013 has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in net revenue in Ireland in the current year.

Net revenue in the Rest of Europe decreased by $5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. The decrease represents growth in expenses in the region, which are remunerated as discussed in Note 17, Business Segment Information, offset by certain Rest of Europe expenses incurred during 2013 which were not eligible for the Group’s global transfer pricing model.

Net revenue in the U.S. region increased by $110.5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. As a result of a large significant strategic partnership, signed in May 2011, the Company executed a greater proportion of its work in 2013 in the US region compared to 2012, accounting for the majority of the revenue increase. In addition, during 2013, the Company acquired the clinical trials services division of Cross Country Healthcare Inc, which is primarily a U.S. business.

Net revenue for other regions increased by $14.8 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This rate of increase is in line with the overall organic growth of the Company.

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

Selling, general and administrative expenses for the year increased by $33.1 million, or 11.8%, from $280.8 million for the year ended December 31, 2012 to $313.9 million for the year ended December 31, 2013. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administration expense for the period arose primarily from an increase in personnel related expenditure, including bonuses of $24.1 million, an increase in facilities and related costs of $4.9 million and an increase in other general overhead costs of $4.1 million. The increase in selling, general and administrative expenses are inclusive of amounts in relation to the clinical trial services division of Cross County Healthcare Inc. since acquisition. As a percentage of net revenue, selling, general and administrative expenses, decreased from 25.2% for the year ended December 31, 2012 to 23.5% for the year ended December 31, 2013.

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

Income from operations in Ireland increased from a profit of $9.7 million for the year ended December 31, 2012 ($11.7 million excluding the impact of restructuring and other charges), to a profit of $81.8 million for year ended December 31, 2013 ($82.9 million excluding the impact of restructuring and other charges). Income/ (losses) from operations in Ireland and other geographic regions are impacted by the Group’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure complemented with enhanced operating processes and the successful leveraging of our support costs in 2013 has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in profit from operations in Ireland in 2013.

In the Rest of Europe, income from operations decreased by $26.4 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. This decrease is driven primarily by two main items. Firstly, the cost plus mark-up paid to the majority of Rest of Europe entities decreased with effect from late 2012 with the full year effect in 2013. This accounted for circa $3 million of the decrease from the Rest of Europe income from operations between 2012 and 2013. The cost plus mark-up margin paid to the Rest of Europe entities is reviewed annually as described in Note 17, Business Segment Information.

Secondly, during 2013, the Company undertook a commercial review of its Early Phase business, the result of which was the decision to close the Company’s Phase 1 European service offering in the UK. Consequently, this entity stopped providing services to ICON Ireland, and in line with the Company’s transfer pricing policy, the entity was removed from the global transfer pricing model. Subsequent third party expenses incurred by this entity were not reimbursed under the cost plus model. The removal of the UK entity from the global transfer pricing model resulted in a $20.2 million decrease in Rest of Europe income from operations between 2012 and 2013.

In the U.S. region, income from operations increased by $8.5 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. U.S. operating costs increased by $100.8 million in 2013 compared with 2012, primarily driven by headcount increases. As the US operates on a cost plus mark up the increase in cost resulted in an increase in income from operations as the underlying cost base increased.

In Other regions, income from operations decreased by $1 million for the year ended December 31, 2013 compared to the year ended December 31, 2012. Similarly to the other geographical regions, this was mainly a result a change in the mark-up which was applied under the Company’s global transfer pricing model.

Interest expense decreased from $1.9 million for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. Interest expense for the year ended December 31, 2013 includes $0.2 million in respect of non-cash finance charges relating to acquisition contingent consideration compared to $0.9 million recognized during the year ended December 31, 2012. Interest income for the year ended December 31, 2013 decreased from $1.2 million for the year ended December 31, 2012 to $1.0 million for the year ended December 31, 2013. Even though our U.S. dollar cash balances increased significantly during the year, a historical low level of interest rates payable on U.S. dollars resulted in a reduction of our interest income in comparison to 2012.

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

The Company’s cash and short term investment balances at December 31, 2014 amounted to $216.0 million compared with cash and short term investment balances of $320.8 million at December 31, 2013.  The Company’s cash and short term investment balances at December 31, 2014 comprised cash and cash equivalents $118.9 million and short-term investments $97.1 million. The Company’s cash and short-term investment balances at December 31, 2013 comprised cash and cash equivalents $182.5 million and short-term investments $138.3 million. During the year ended December 31, 2014, the Company closed the acquisition of Aptiv Solutions resulting in a cash outflow totalling $121.1 million ($143.5 million including certain payments totalling $22.4 million which were made on behalf of the company on completion of the acquisition).

On June 30, 2014 the Company entered into a five year committed multi currency revolving credit facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank. Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $100.0 million at December 31, 2014. This replaced all other facilities in place at that date.

Net cash provided by operating activities was $169.9 million for the year ended December 31, 2014 compared with net cash provided by operating activities of $221.2 million for the year ended December 31, 2013. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at December 31, 2014 was 40 days compared to 32 days at December 31, 2013.

Net cash used in investing activities was $112.3 million for the year ended December 31, 2014 compared to net cash used in investing activities of $184.4 million for the year ended December 31, 2013. Net cash used in the year ended December 31, 2014 arose principally from cash paid for acquisitions, capital expenditures and the purchase of short-term investments.

During the year ended December 31, 2014 the Company completed the acquisition of Aptiv Solutions for a cash consideration of $143.5 million including certain payments totalling $22.4 million which were made on behalf of the company on completion of the acquisition.The acquisition agreement also provided for a net working capital adjustment to the purchase price for certain working capital targets to be achieved on completion (See note 4 Goodwill for further information relating to the acquisition).

Capital expenditure for the year ended December 31, 2014 amounted to $32.8 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the year ended December 31, 2014 the Company received a net $41.2 million from the sale of short-term investments.

Net cash used by financing activities during the year ended December 31, 2014 amounted to $116.4 million compared with net cash provided by financing activities of $28.8 million for the year ended December 31, 2013. Net cash used in financing activities during the year ended December 31, 2014 increased primarily from cash paid amounting to $141.1 million (inclusive of share repurchase costs) to repurchase shares under the Company’s share repurchase plan (see Note 12 Share Capital for further information). This was offset by cash received amounting to $22.3 million from the exercise of stock options. Net cash provided by financing activities during the year ended December 31, 2013 increased primarily from the $27.0 million received from the exercise of stock options.

As a result of these cash flows, cash and cash equivalents decreased by $63.6 million for the year ended December 31, 2014 compared to an increase of $68.5 million for the year ended December 31, 2013.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	189.8	43.1	58.8	33.1	54.8
Current and Non-current tax liabilities	14.8	2.4	1.9	10.4	0.1

Total (U.S.$ in millions)	$204.6	$45.5	$60.7	$43.5	$54.9

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

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.   Revenue for services, as rendered, are recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

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

We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, may not be reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While we may routinely adjust time estimates, estimates and assumptions historically have been accurate in all material respects in the aggregate.

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

Impact of New Accounting Pronouncements

In January 2015, the FASB issued ASU No. 2015-01 Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.  ASU 2015-01 eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring.  The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-01 to have a material impact on the financial statements.

In June 2014, the FASB issued ASU No. 2014-12 Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation, to awards with performance conditions that affect vesting. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation, to awards with performance conditions that affect vesting. The amendments in ASU 2014-12 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2014-18 to have a material impact on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides a five-step analysis of transactions to determine when and how revenue is recognized. The ASU will require many companies to use more judgment than under current U.S. GAAP. The amendments in ASU 2014-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-09 to have a material impact on the financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 did not have a material impact on the financial statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-05 did not have a material impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s directors, officers and other key employees as of March 12, 2015.

Name	Age	Position
Thomas Lynch (2)(3)(4)(5)	58	Chairman of the Board, Director
Ciaran Murray (1)(5)	52	Chief Executive Officer, Director
Brendan Brennan (1)(5)	36	Chief Financial Officer
Dr. Steve Cutler (1)	54	Chief Operating Officer
Dr. John Climax (6)	62	Director
Dr. Ronan Lambe (6)	75	Director
Professor Dermot Kelleher (3)(6)	59	Director
Declan McKeon (3)(4)	63	Director
Professor William Hall (2)(3)(4)(6)	65	Director
Mary Pendergast (2)(6)	64	Director
Dr. Hugh Brady	55	Director
Diarmaid Cunningham	40	General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

Thomas Lynch was appointed Chairman of Board of the Company in January 2013. He has served as an outside director of the Company since August 1994.  Mr. Lynch served as Chairman and Chief Executive Officer of Amarin Corporation from December 2007 to December 2009. Mr Lynch retired from the Board of Amarin in October 2010 but continues to serve as Chairman of Amarin Pharmaceuticals Ireland Ltd.  Mr. Lynch served in a variety of senior roles in Elan Corporation plc from 1993 to 2004. He was a director of IDA Ireland from 2001 to 2010 and of the Royal Opera House (Covent Garden) from 2001 to 2010. He currently serves as a director of GW Pharmaceuticals plc, is Chairman of the Ireland East Hospital Group, Dublin Academic Medical Centre and the Queens University of Belfast Foundation. He also serves as a board member of a number of public and privately held pharmaceutical companies. Mr Lynch graduated from Queens University of Belfast with a BSc in Economics and is a fellow of the Institute of the Chartered Accountants in Ireland.

Ciaran Murray is the Chief Executive Officer of ICON plc. He joined ICON as Chief Financial Officer in 2005 and served in that capacity until his appointment as Chief Executive Officer in 2011. Mr. Murray is an executive with 30 years of leadership experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals, including PricewaterhouseCoopers, Kraft Foods, Novell Inc., Northern Foods and Codec DCC. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014 Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the biopharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.

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

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as an outside director of the Company.  Dr. Climax has over 25 years of experience in the contract research industry. Dr. Climax is the Executive Chairman of Dignity Sciences Ltd. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland.

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

Professor Dermot Kelleher has served as an outside director of the Company since May 2008. Professor Kelleher is currently Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. His research interests have focused on gastrointestinal infectious and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Declan McKeon has served as an outside director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership of the PricewaterhouseCoopers Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive director of Ryanair plc, remains a consultant to PricewaterhouseCoopers and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

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

Mary Pendergast has served as an outside director of the Company since February 2014. She is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organisations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation plc from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.  Ms. Pendergast is also a board member of Impax Laboratories, Inc.

Dr. Hugh Brady has served as an outside director of the Company since April 2014. From September 2015 Dr. Brady will take up the position of President and Vice-Chancellor Designate of the University of Bristol. Dr. Brady is President Emeritus of University College Dublin (UCD), one of Europe’s leading research-intensive universities, where he served as President from 2004 until the end of 2013. During his tenure Dr. Brady oversaw a significant expansion of UCD’s science, engineering and biomedical research capacity, including the development of the Conway Institute for Biomedical Research, UCD Clinical Research Centre and the Dublin Academic Medical Centre. In addition, he led a major growth in UCD’s international footprint, including the establishment of the Beijing-Dublin International College and the UCD Shenzhen Health Sciences Institute in China. A nephrologist by training, Dr. Brady was Professor of Medicine and Therapeutics at UCD before being appointed the university’s President. He returned to Ireland having built a successful career as a physician and biomedical research scientist in the US, where he spent nine years at Harvard University, including a period as Associate Professor of Medicine. In parallel with his academic career at Harvard, he served as Director of the Renal Division of the Brockton/West Roxbury VA Medical Center and Consultant Physician at the Brigham and Women’s Hospital, Boston. He has an international reputation in the pathogenesis of diabetic kidney disease and renal inflammation. Dr. Brady has held many national and international leadership roles, including Chairman of the Irish Health Research Board and Chairman of the Universitas 21 Network of global research universities. He is also a non-executive director of Kerry Group plc.

Diarmaid Cunningham is General Counsel, Executive Vice President and Company Secretary.  Mr. Cunningham joined the Company in November 2009 and was appointed Company Secretary in October 2011. Mr Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms, prior to joining the Company.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a lawyer with A&L Goodbody in 2001.  Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organisations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups

Board Practices

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

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2014 the Board met on five occasions. An additional Board update was held on one occasion, to provide an update to the Board on various items. All directors allocated sufficient time to the Company during the year ended December 31, 2014 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2015, it is anticipated that three directors will retire by rotation and offer themselves for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee completed a self-evaluation of the performance of the committee during the year ended December 31, 2014 and each committee was satisfied with their performance.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. During 2014, the Audit Committee was comprised of, and still comprises of, the following four independent directors: Declan McKeon (Chairman); Thomas Lynch; Professor Dermot Kelleher; and Professor William Hall.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company.  Annual bonuses for the executive directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives.  The Committee also oversees succession planning for the Company’s senior management. During 2014, the Compensation and Organization Committee comprised of, and still comprises of, the following independent directors: Professor William Hall (Chairperson); Thomas Lynch; and Mary Pendergast.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company.

During 2014, the Nominating and Governance Committee comprised of, and still comprises of, the following independent directors: Thomas Lynch (Chairman), Declan McKeon and Professor William Hall.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the board in intervals between meetings of the board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2014, the Execution Committee comprised of, and still comprises of, the following directors: Ciaran Murray (Chairman); Thomas Lynch; and Brendan Brennan.

Quality Committee
The purpose of the Quality Committee is to provide oversight of the quality strategy and initiatives in place within the Company.  As part of this the Committee is required to review the Company’s strategy in relation to quality and to review continuous improvement initiatives and activities in place within the Company. The Committee also reviews reports of audits by internal and external auditors or regulatory agencies (including the FDA and European Medicines Agency). During 2014, the Quality Committee comprised of, and still comprises of, the following directors: Professor Dermot Kelleher (Chairman); Dr. John Climax (Vice Chairman); Dr. Ronan Lambe; Professor William Hall; and Mary Pendergast.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2014 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organisation	Nominating and Governance	Execution	Quality

Director	Number of meetings attended / number of meetings eligible to attend
Thomas Lynch (1)	5/5	4/4	3/3	3/3	-	-
Ciaran Murray	5/5	-	-	-	-	-
Dr. John Climax	5/5	-	-	-	-	2/2
Dr. Ronan Lambe (1)	5/5	-	-	-	-	2/2
Prof. Dermot Kelleher (1)	5/5	4/4	-	-	-	2/2
Declan McKeon (1)	5/5	4/4	-	3/3	-	-
Prof. William Hall (1)	5/5	4/4	3/3	3/3	-	2/2
Mary Pendergast (1)(2)	5/5	-	3/3	-	-	1/1
Dr. Hugh Brady (1)(3)	4/4	-	-	-	-	-
Cathrin Petty (1)(4)	-	-	-	-	-	-

(1)	Independent director as defined under NASDAQ Rule 5605(a)(2)
(2)	Mary Pendergast was appointed as a director on February 18, 2014.
(3)	Dr. Hugh Brady was appointed as a director on April 29, 2014.
(4)	Cathrin Petty resigned as a director on January 24, 2014.

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Compensation and Organization Committee based on the achievement of the Group’s and individual performance objectives.

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. Each Outside Director (excluding the Board Chairman) is paid an annual retainer of $60,000 and additional fees for Board Committee service.  The Board Chairman is paid $563,000 annually and does not receive additional payment for Board Committee service.  Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance, experience and the importance of the role. The Committee targets total cash compensation with regard to Healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 100% with actual pay outs ranging from 90 to 150% of salary based on group and individual performance.

During the year ended December 31, 2014 an additional cash bonus of $5.9 million was awarded by the Compensation and Organization Committee to Mr. Ciaran Murray ($3.6 million), Chief Executive Officer, Mr. Brendan Brennan Chief Financial Officer ($0.9 million) and Dr. Steve Cutler Chief Operating Officer ($1.4 million), to reflect their contribution to the exceptional performance of the Company during 2014.  The additional bonus is included within Other Liabilities in the Consolidated Balance Sheet at December 31, 2014.  This amount has been paid in 2015 to date.

During the year ended December 31, 2012 an additional bonus of $9.5 million was awarded by the Compensation and Organization Committee to Mr. Ciaran Murray Chief Executive Officer ($5.5 million), Mr. Brendan Brennan Chief Financial Officer ($1.5 million) and Dr. Steve Cutler Chief Operating Officer ($2.5 million), to reflect their contribution to the successful turnaround in the performance of the Company during 2012 and the creation of a platform to enable the delivery of long-term sustainable returns to the Company’s shareholders.  The bonus was payable in either cash or ordinary shares of the Company, at the discretion of the Committee, over the period up to December 31, 2015.   $6.4 million was paid under this plan to December 31, 2014.  The remaining $3.1 million is included within Other Liabilities in the Consolidated Balance Sheet at December 31, 2014.  This amount has been paid in 2015 to date.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants. The Company granted equity incentive awards to executive officers in its fiscal years ended December 31, 2012, December 31, 2013 and December 31, 2014 (see Share Ownership section for further information).

All executive officers are eligible to participate in applicable pension plans. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. The Company’s contributions are determined at the peer group median of comparable Irish companies and peer CRO companies.  Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations.

Executive Compensation
Summary compensation table - Year ended December 31, 2014
Name & principal position	Year	Salary	Bonus**	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2014	1,184	5,427*	148	47	6,806	5,415	-	12,221

Brendan Brennan, Chief Financial Officer	2014	478	1,333*	60	31	1,902	1,002	-	2,904

Dr. Steve Cutler Chief Operating Officer	2014	703	2,291*	175	30	3,199	2,823	-	6,022

Total	2014	2,365	9,051	383	108	11,907	9,240	-	21,147

*	Includes $3.6 million, $0.9 million and $1.4 million respectively for Ciaran Murray, Brendan Brennan and Dr. Steve Cutler payable in respect of the additional 2014 bonus.
**	Excludes $2.0 million, $0.5 million and $0.8 million respectively for Ciaran Murray, Brendan Bennan and Dr. Steve Cutler which were paid during 2014 under the terms of the 2012 long-term incentive plan.

Summary compensation table - Year ended December 31, 2013
Name & principal position	Year	Salary	Bonus**	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2013	945	1,485	118	40	2,588	3,188	-	5,776

Brendan Brennan, Chief Financial Officer	2013	453	427	57	30	967	528	-	1,495

Dr. Steve Cutler Group President Clinical Research Services*	2013	562	677	168	29	1,436	1,416	-	2,852

Total	2013	1,960	2,589	343	99	4,991	5,132	-	10,123

*	Appointed Chief Operating Officer on January 1, 2014
**	Excludes $1.7 million, $0.5 million and $0.9 million respectively for Ciaran Murray, Brendan Brennan and Dr. Steve Cutler which were paid during 2013 under the terms of the 2012 long-term incentive plan.

Director Compensation
Summary compensation table - Year ended December 31, 2014
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch	2014	-	-	-	-	36	601	637
Ciaran Murray	2014	1,184	148	5,474****	6,806	5,415	-	12,221
John Climax	2014	-	-	-	-	30	68	98
Ronan Lambe	2014	-	-	-	-	30	68	98
Dermot Kelleher	2014	-	-	-	-	30	88	118
Declan McKeon	2014	-	-	-	-	34	113	147
Cathrin Petty*	2014	-	-	-	-	44	3	47
William Hall	2014	-	-	-	-	34	109	143
Mary Pendergast**	2014					16	71	87
Hugh Brady ***	2014					16	40	56
Total	2014	1,184	148	5,474	6,806	5,685	1,161	13,652

*	Resigned on January 24, 2014 ** Appointed February 18, 2014 ***Appointed April 29, 2014
****	Includes $3.6 million payable in respect of the additional 2014 bonus plan.

Summary compensation table - Year ended December 31, 2013
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch*	2013	-	-	-	-	19	315	334
Bruce Given**	2013	-	-	-	-	79	38	117
Ciaran Murray	2013	945	118	1,525	2,588	3,188	-	5,776
John Climax	2013	-	-	-	-	12	58	70
Ronan Lambe	2013	-	-	-	-	15	58	73
Dermot Kelleher	2013	-	-	-	-	18	78	96
Declan McKeon	2013	-	-	-	-	16	97	113
Cathrin Petty	2013	-	-	-	-	13	78	91
William Hall	2013	-	-	-	-	12	76	88
Total	2013	945	118	1,525	2,588	3,372	798	6,758

*	Appointed Chairman on January 1, 2013 ** Retired on July 22, 2013

Disclosure of Compensation Agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers other than as set out below and in the agreements relating to their equity holdings which provide for vesting on change of control.

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Thomas Lynch
Mr. Thomas Lynch has served as Chairman of the Board of the Company since January 2013 and has served as an outside director of the Company since August 1994. The arrangements with Mr. Lynch provide for the payment to him of director fees of $563,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at March 12, 2015 23,000 ordinary share options at exercise prices ranging from $20.28 to $40.83 per share.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of $1,250,000 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of $31,000 and medical insurance coverage for himself and his dependants. He was previously granted and held at March 12, 2015 353,901 ordinary share options at exercise prices ranging from $16.80 to $48.67 per share, 112,298 Restricted Share Units which vest on various dates between May 2015 and May 2016 and 125,937 (up to a maximum of 251,874 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2017 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Murray includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $464,000 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of $25,000 and medical insurance coverage for himself and his dependants. He was previously granted and held at March 12, 2015 58,996 ordinary share options at exercise prices ranging from $20.28 to $48.67 per share, 12,650 Restricted Share Units, which vest on various dates between May 2015 and May 2016, and 22,829 (up to a maximum of 45,658 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2017 subject to the fulfillment of certain performance conditions.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Board.  The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. Steve Cutler
Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014. Prior to this appointment he served as Group President Clinical Research Services since November 2011. The service agreement with Dr. Cutler is terminable on 180 days’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $750,000 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependants. He was previously granted and held at March 12, 2015 117,299 ordinary share options at exercise prices ranging from $17.17 to $48.67 per share, 34,830 Restricted Share Units which vest on various dates between May 2015 and May 2016 and 66,956 (up to a maximum of 133,912 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2017 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside director of the Company. The arrangements with Dr. Climax provide for the payment to him of director fees of $72,500 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 12, 2015 78,500 ordinary share options at exercise prices ranging from $15.84 to $40.83 per share.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of director fees of $72,500 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 12, 2015 22,500 ordinary share options at exercise prices ranging from $20.28 to $40.83 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of director fees of $92,500 per annum. He was previously granted and held at March 12, 2015 18,500 ordinary share options at an exercise price ranging from $20.28 to $40.83.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of directors fees of $117,500 per annum.  He was previously granted and held at March 12, 2015 19,500 ordinary share options at exercise prices ranging from $20.28 to $40.83.

Ms Cathrin Petty
Ms. Cathrin Petty served as an outside director of the Company since October 2010 until her retirement in January 2014. The arrangements with Ms. Petty provided for the payment to her of directors fees of $80,000 per annum. Ms. Petty’s unvested share options vested on the date of her retirement.

Professor William Hall
Professor William Hall has served as an outside director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of directors fees of $117,500 per annum. He was previously granted and held at March 12, 2015 17,500 ordinary share options at  exercise prices ranging from $32.37 to $40.83.

Ms. Mary Pendergast
Ms. Mary Pendergast has served as an outside director of the Company since February 2014.  The arrangements with Ms. Pendergast provide for the payment to her of directors fees of $85,000 per annum. She was previously granted and held at March 12, 2015 10,000 ordinary share options at an exercise price of $40.83

Dr. Hugh Brady
Dr. Hugh Brady has served as an outside director of the Company since April 2014.  The arrangements with Dr. Brady provide for the payment to him of directors fees of $60,000 per annum. He was previously granted and held at December 31, 2014 10,000 ordinary share options at an exercise price of $40.83

Employees

At December 31, 2014, December 31, 2013 and December 31, 2012 we employed approximately 10,600, 10,300 and 9,500 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of March 12, 2015 regarding beneficial ownership of our ordinary shares by all of our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Thomas Lynch	4	-
Mr. Ciaran Murray	15,149	-
Mr. Brendan Brennan	3,025	-
Dr. Steve Cutler	-	-
Dr. John Climax	1,257,568	2.1%
Dr. Ronan Lambe	400	-
Professor Dermot Kelleher	-	-
Mr. Declan McKeon	-	-
Professor William Hall	-	-
Ms. Mary Pendergast	-	-

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of March 12, 2015 regarding beneficial ownership of restricted share units (“RSU’s”) and performance share units (“PSU’s”) which have been issued to our current directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of RSU’s (1)	Vesting Date	No. of PSU’s (1)(3)	Vesting Date
Mr. Ciaran Murray	50,000	February 10, 2016	62,299	May 1, 2016
	31,149	May 1, 2015	63,638	March 3, 2017
	31,149	May 1, 2016
Mr. Brendan Brennan	6,325	May 1, 2015	12,650	May 1, 2016
	6,325	May 1, 2016	10,179	March 3, 2017
Dr. Steve Cutler	17,415	May 1, 2015	34,831	May 1, 2016
	17,415	May 1, 2016	32,125	March 3, 2017

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

(2)
Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award.

Share Options

The following table sets forth certain information as of March 12, 2015 regarding options to acquire ordinary shares of the Company by all of our current directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Thomas Lynch	2,000	$35.33	February 26, 2016
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	5,000	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Mr. Ciaran Murray	14,000	$35.33	February 26, 2016
	3,400	$22.26	February 25, 2017
	12,000	$24.46	March 4, 2018
	18,000	$20.28	March 3, 2019
	90,000	$16.80	October 31, 2019
	40,000	$22.30	April 27, 2020
	77,873	$32.37	May 1, 2021
	31,344	$47.03	March 3, 2022
	67,284	$48.67	March 17, 2022

Mr. Brendan Brennan	420	$22.26	February 25, 2017
	3,000	$24.46	March 4, 2018
	4,000	$20.28	March 3, 2019
	20,000	$20.59	February 22, 2020
	15,813	$32.37	May 1, 2021
	5,014	$47.03	March 3, 2022
	10,749	$48.67	March 17, 2022

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Dr. Steve Cutler	12,000	$17.17	November 7, 2019
	12,000	$20.59	February 22, 2020
	43,539	$32.37	May 1, 2021
	15,823	$47.03	March 3, 2022
	33,937	$48.67	March 17, 2022

Dr. John Climax	10,000	$35.33	February 26, 2016
	50,000	$15.84	April 30, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Dr. Ronan Lambe	2,000	$35.33	February 26, 2016
	2,000	$22.26	February 25, 2017
	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Professor Dermot Kelleher	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Mr. Declan McKeon	3,000	$29.45	April 29, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Professor William Hall	7,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022

Dr. Hugh Brady	10,000	$40.83	May 23, 2022

(1)       The title of securities covered by all of the above options are non-revenue qualified.

Equity Incentive Plans

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2014 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of March 12, 2015 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon publicly available information; and (ii) by all of our current directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
EARNEST Partners, LLC (2)	5,394,081	8.9%
Neuberger Berman, LLC (2)	4,827,558	8.0%
All directors, officers and other key employees as a group (3)	2,643,766	4.4%

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

(3)
Includes 751,266 ordinary shares issuable upon the exercise of stock options granted by the Company, 164,016 RSUs awarded by the Company to directors, officers and other key employees and 451,850 PSUs awarded by the Company to directors, officers and other key employees. Of the issued PSUs, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award.

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

Dividends

We have not paid cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future.

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

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period

December 31, 2010	$30.31	$18.93
December 31, 2011	$26.22	$15.03
December 31, 2012	$28.93	$16.73
December 31, 2013	$44.23	$26.70
December 31, 2014	$59.81	$35.33
Quarter Ending	High Sales Price During Period	Low Sales Price During Period

Mar 31, 2013	$33.07	$26.70
June 30, 2013	$36.71	$29.07
Sept 30, 2013	$41.29	$35.50
Dec 31, 2013	$44.23	$36.42
Mar 31, 2014	$50.00	$38.91
June 30, 2014	$49.39	$35.33
Sept 30, 2014	$57.98	$45.50
Dec 31, 2014	$59.81	$49.75
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2014	$52.97	$45.50
Aug 31, 2014	$53.50	$49.51
Sept 30, 2014	$57.98	$49.67
Oct 31, 2014	$59.81	$50.62
Nov 30, 2014	$56.17	$51.44
Dec 31, 2014	$55.25	$49.75

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving: certain persons and activities in Sudan, the Republic of Guinea, Côte d’Ivoire, Libya, Iraq, the Democratic People's Republic of Korea, Somalia and the Democratic Republic of Congo; certain activities in Lebanon; all funds, financial assets or economic benefits belonging to Mr. Slobodan Milosevic and certain associated persons; certain activities, persons and entities in Eritrea; certain persons in Egypt and Tunisia; persons indicted by the International Criminal Tribunal for the former Yugoslavia; certain activities, persons and entities in Syria and Iran; certain persons, entities and bodies in the Republic of Guinea-Bissau; certain persons and entities associated with the Taliban in Afghanistan; certain activities and persons in Zimbabwe; certain activities in Liberia and the former Liberian President Charles Taylor, his immediate family and close associates; President Lukashenko, the Belarusian leadership and certain other officials of Belarus; certain persons, entities and bodies in Ukraine; certain persons, entities and bodies in Ukraine; and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

Irish Taxation

Irish corporation tax on income

ICON is a public limited company incorporated and resident for tax purposes in Ireland by virtue of its place of central management and control being in Ireland.

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

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in a particular account period, which exceeds the qualifying expenditure incurred by the company in 2003 results in a tax credit of 25% of that expenditure. With effect from 1 January 2014 the incremental test does not apply to the first €300,000 of qualifying expenditure as such expenditure automatically qualifies for a tax credit of 25%. Legislative changes have been enacted in December 2014 which abolish the incremental test and therefore all qualifying expenditure will result in a tax credit of 25% for accounting periods commencing after 1 January 2015.

Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above.

Capital gains arising to an Irish resident company are liable to tax at 33%.  However, a capital gains tax exemption is available in Ireland for qualifying Irish resident companies in respect of disposals of certain qualifying shareholdings.

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

•
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout a continuous period of at least 12 months, within the two year period prior to disposal

•
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”)

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

Non-Irish resident corporate shareholders will be exempt from withholding tax on the production of the appropriate certificates and declarations where they:

•	are resident in a Relevant Territory and are not controlled (directly or indirectly) by Irish residents
•	are ultimately controlled (directly or indirectly) by residents of a Relevant Territory or
•
have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories; or

•
are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories.

U.S. holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with.  Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

•	the depositary or the DTC is resident in a Relevant Territory and
•	the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities and
•	the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked.

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) of up to 4% and the Universal Social Charge (“USC”) of up to 10% (up to 14% in total). With effect from 1 January 2015, USC rates and bands have been amended such that the maximum rate of USC is increased from 10% to 11%.

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

Irish capital gains tax on disposal of shares

Irish resident or ordinarily resident shareholders will be liable to capital gains tax at 33% on gains arising from the disposal or part disposal of their shareholding.

A person who is not resident or ordinarily resident in Ireland, who has not been an Irish resident within the past five years and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of ordinary shares or shares held in accounts of participants through the DTC, so long as the shares do not derive the greater part of their value from Irish land or mineral rights.

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals:

•	who cease to be Irish resident;
•	who beneficially own the relevant assets when they cease to be resident;
•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;
•	who dispose of the relevant assets during this temporary non-residence; and
•	the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 33% of the taxable gain.

Irish capital acquisitions tax

Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances. Subject to certain tax-free thresholds, gifts and inheritances are liable to tax at 33%.

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

The tax-free threshold amounts that apply are:
•	€15,075 in the case of persons who are not related to one another;
•	€30,150 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
•	€225,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including prescribing the furnishing and content of proxy statements to shareholders.

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

•
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

•
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

•
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

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2014	2013	2014	2013

Euro:USD	1.3361	1.3254	1.2098	1.3743

Pound Sterling:USD	1.6548	1.5653	1.5577	1.6557

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

The sensitivity analysis below represents the hypothetical change in our interest income based on an immediate 1% movement in market interest rates.

	Interest Income for the year ended December 31, 2014	Interest Income Change 1% increase in market interest rate	Interest Income Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$1,151	$3,800	$-

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2014. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 74 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 76 of this Form 20-F.

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

Item 16B.   Code of Ethics

We adopted a new code of ethics on March 22, 2011, which replaced our previous Code of Ethics. The new Code of Ethics applies to all ICON employees.

We amended the Code of Ethics in October 2014 to reflect the adoption of our Ethics Line Charter. The charter provides amongst other items, details on  the types of issues that should be reported and how and when to report such issues. There are no waivers from the provisions of the Code of Ethics that are required to be disclosed.

This code is available on our website at the following address:

http://investor.iconplc.com/governance.cfm

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2014 and December 31, 2013, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2014 and December 31, 2013 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2014		12 month period ended December 31, 2013
	(in thousands)		(in thousands)
Audit fees (1)	$2,149	54%	$1,637	65%
Audit related fees (2)	156	4%	78	3%
Tax fees (3)	1,704	42%	819	32%

Total	$4,009	100%	$2,534	100%

(1)	Audit fees include annual audit fees for the Company and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services and fees for audit of the financial statements of employee benefit plans.

(3)	Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for shares purchased Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Plans
	(in thousands, except per share data)

January 1/1 - 1/31	-	-	-	$-	$-
February 2/1 – 2/28	-	-	-	-	-
March 3/1 – 3/31	-	-	-	-	-
April 4/1 – 4/30	-	-	-	-	-
May 5/1 – 5/31	291,190	$39.60	291,190	11,532	$28,468
June 6/1 – 6/30	-	-	-	-	$28,468
July 7/1 – 7/31	-	-	-	-	$28,468
August 8/1 – 8/31	-	-	-	-	$28,468
September 9/1 – 9/30	591,258	$55.77	591,258	32,974	$95,494
October 10/1 – 10/31	803,068	$55.91	803,068	44,902	$50,592
November 11/1 – 11/30	955,094	$53.00	955,094	50,622	$-

	2,640,610	$53.03	2,640,610	$140,030	$-

On September 19, 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions.

Under the repurchase programs, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The programs are designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase programs were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the programs. In addition, acquisitions under the programs may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the programs.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 74 to 122 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2014 and December 31, 2013

Consolidated Statements of Operations for the years ended December 31, 2014, December 31, 2013 and December 31, 2012

Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2014, December 31, 2013 and December 31, 2012

Consolidated Statements of Cash Flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2014 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) and their report is included at page 76.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 12, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2014 and our report dated March 12, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 12, 2015

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2014	2013
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$118,900	$182,519
Short term investments - available for sale (Note 3)	97,100	138,317
Accounts receivable, net	370,956	342,581
Unbilled revenue	146,163	113,239
Other receivables	17,491	14,415
Deferred tax asset (Note 13)	24,716	28,644
Prepayments and other current assets	28,465	24,664
Income taxes receivable (Note 13)	15,716	9,049
Total current assets	819,507	853,428
Other Assets:
Property, plant and equipment, net (Note 6)	148,185	160,830
Goodwill (Note 4)	463,324	357,523
Non-current other assets	11,583	6,732
Non-current income taxes receivable (Note 13)	15,060	25,172
Non-current deferred tax asset (Note 13)	21,472	7,421
Intangible assets (Note 5)	49,719	31,354
Total Assets	$1,528,850	$1,442,460
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$2,793	$4,594
Payments on account	280,097	297,347
Other liabilities (Note 7)	251,091	194,812
Deferred tax liability (Note 13)	229	-
Income taxes payable (Note 13)	4,149	4,416
Total current liabilities	538,359	501,169
Other Liabilities:
Non-current other liabilities (Note 8)	13,179	11,198
Non-current government grants (Note 11)	1,116	1,359
Non-current income taxes payable (Note 13)	12,389	5,288
Non-current deferred tax liability (Note 13)	13,601	12,867
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
60,106,780 shares issued and outstanding at December 31, 2014 and 61,587,257 shares issued and outstanding at December 31, 2013.	5,037	5,168
Additional paid-in capital	327,234	279,572
Capital redemption reserve (Note 12 (a))	305	100
Accumulated other comprehensive income (Note 19)	(37,555)	1,960
Retained earnings	655,185	623,779
Total Shareholders’ Equity	950,206	910,579
Total Liabilities and Shareholders’ Equity	$1,528,850	$1,442,460
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,

	2014	2013	2012

	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,030,286	$1,784,345	$1,503,993
Reimbursable expenses	(526,970)	(448,287)	(388,987)
Net revenue	1,503,316	1,336,058	1,115,006

Costs and expenses:
Direct costs	903,167	845,413	717,750
Selling, general and administrative	336,461	313,931	280,780
Depreciation and amortization	52,542	46,514	42,823
Restructuring and other items, net (Note 14)	8,796	9,033	5,636
Total costs and expenses	1,300,966	1,214,891	1,046,989

Income from operations	202,350	121,167	68,017
Interest income	1,151	986	1,151
Interest expense	(785)	(1,288)	(1,947)

Income before provision for income taxes	202,716	120,865	67,221
Provision for income taxes (Note 13)	(30,248)	(18,053)	(11,801)

Net income	$172,468	$102,812	$55,420

Net income per ordinary share:
Basic	$2.80	$1.69	$0.92

Diluted	$2.73	$1.65	$0.92

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (u))	61,496,115	60,907,274	59,968,174

Diluted (Note 2 (u))	63,131,417	62,253,251	60,450,706

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Year Ended December 31,
	2014	2013	2012

	(in thousands, except share and per share data)

Net income	$172,468	$102,812	$55,420
Currency translation adjustment	(45,038)	10,725	4,494
Currency impact on long-term funding	9,806	(1,046)	1,982
Tax on currency impact of long term funding	(178)	(87)	(356)
Unrealized capital gain/(loss) – investments	20	(239)	861
Actuarial (loss)/gain on defined benefit pension plan	(4,125)	1,383	689

Total comprehensive income	$132,953	$113,548	$63,090

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2011	60,135,603	$5,055	$211,549	$44	$(16,446)	$481,342	$681,544
Comprehensive Income:
Net income	-	-	-	-	-	$55,420	$55,420
Currency translation adjustment	-	-	-	-	4,494	-	4,494
Currency impact on long-term funding	-	-	-	-	1,982	-	1,982
Tax on currency impact of long term funding	-	-	-	-	(356)	-	(356)
Unrealized capital loss - investments	-	-	-	-	861	-	861
Actuarial gain on defined benefit pension plan	-	-	-	-	689	-	689
Total comprehensive income							63,090
Exercise of share options	890,236	68	12,947	-	-	-	13,015
Share based compensation expense	-	-	11,521	-	-	-	11,521
Share issue costs	-	-	(74)	-	-	-	(74)
Repurchase of ordinary shares	(738,341)	(56)	-	56	-	(15,605)	(15,605)
Share repurchase costs	-	-	-	-	-	(190)	(190)
Excess tax benefit on exercise of options	-	-	1,274		-	-	1,274
Balance at December 31, 2012	60,287,498	$5,067	$237,217	$100	$(8,776)	$520,967	$754,575
Comprehensive Income:
Net income	-	-	-	-	-	$102,812	$102,812
Currency translation adjustment	-	-	-	-	10,725	-	10,725
Currency impact on long-term funding	-	-	-	-	(1,046)	-	(1,046)
Tax on currency impact of long term funding	-	-	-	-	(87)	-	(87)
Unrealized capital gain - investments	-	-	-	-	(239)	-	(239)
Actuarial gain on defined benefit pension plan	-	-	-	-	1,383	-	1,383
Total comprehensive income							113,548
Exercise of share options	1,249,759	101	26,888	-	-	-	26,989
Issue of restricted share units	50,000	-	4	-	-	-	4
Share based compensation expense	-	-	13,882	-	-	-	13,882
Share issue costs	-	-	(70)	-	-	-	(70)
Excess tax benefit on exercise of equity compensation	-	-	1,651		-	-	1,651

Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579
Comprehensive Income:
Net income	-	-	-	-	-	$172,468	$172,468
Currency translation adjustment	-	-	-	-	(45,038)	-	(45,038)
Currency impact on long-term funding	-	-	-	-	9,806	-	9,806
Tax on currency impact of long term funding	-	-	-	-	(178)	-	(178)
Unrealized capital gain - investments	-	-	-	-	20	-	20
Actuarial loss on defined benefit pension plan	-	-	-	-	(4,125)	-	(4,125)
Total comprehensive income							132,953
Exercise of share options	926,407	74	22,182	-	-	-	22,256
Issue of restricted share units	233,726	-	18	-	-	-	18
Share based compensation expense	-	-	23,078	-	-	-	23,078
Share issue costs	-	-	(20)	-	-	-	(20)
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	(1,032)	(1,032)
Excess tax benefit on exercise of equity compensation	-	-	2,404	-	-	-	2,404

Balance at December 31, 2014	60,106,780	$5,037	$327,234	$305	$(37,555)	$655,185	$950,206

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Cash flows from operating activities:
Net income	$172,468	$102,812	$55,420
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	248	662	233
Depreciation expense	42,200	38,975	35,210
Amortization of intangibles	10,342	7,539	7,613
Amortization of government grants	(213)	(349)	(154)
Stock compensation expense	22,742	14,220	11,521
Deferred taxes	(7,900)	(10,583)	(10,430)
Changes in assets and liabilities:
Increase in accounts receivable	(7,032)	(37,538)	(79,155)
(Increase)/decrease in unbilled revenue	(13,671)	(4,015)	13,227
(Increase)/decrease in other receivables	(4,259)	(1,638)	1,125
(Increase)/decrease in prepayments and other current assets	(3,574)	(898)	682
Increase in other non current assets	(2,264)	(1,146)	(861)
(Decrease)/increase in payments on account	(47,548)	76,066	68,654
Increase in other current liabilities	15,111	43,291	17,035
Increase in other non current liabilities	1,283	899	189
Increase /(decrease) in income taxes payable	3,021	(5,013)	(7,916)
(Decrease)/increase in accounts payable	(11,006)	(2,057)	1,038
Net cash provided by operating activities	169,948	221,227	113,431
Cash flows from investing activities:
Purchase of property, plant and equipment	(32,779)	(29,488)	(30,791)
Purchase of subsidiary undertakings and acquisition costs	(124,301)	(93,553)	(72,508)
Cash acquired with subsidiary undertaking	3,527	1,039	2,572
Sale of short term investments	102,565	109,795	82,193
Purchase of short term investments	(61,328)	(172,168)	(102,575)
Net cash used in investing activities	(112,316)	(184,375)	(121,109)
Cash flows from financing activities:
Drawdown of credit lines and facilities	-	-	20,000
Repayment of credit lines and facilities	-	-	(20,000)
Proceeds from the exercise of equity compensation	22,274	26,993	13,015
Share issuance costs	(20)	(70)	(74)
Excess tax benefit on exercise of equity compensation	2,404	1,651	1,274
Repurchase of ordinary shares	(140,030)	-	(15,605)
Share repurchase costs	(1,032)	-	(190)
Receipt of government grant	-	225	340
Net cash (used in)/provided by financing activities	(116,404)	28,799	(1,240)
Effect of exchange rate movements on cash	(4,847)	2,821	3,728
Net (decrease)/increase in cash and cash equivalents	(63,619)	68,472	(5,190)
Cash and cash equivalents at beginning of year	182,519	114,047	119,237

Cash and cash equivalents at end of year	$118,900	$182,519	$114,047

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

We believe that we are one of a select group of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2014 we had approximately 10,600 employees, in 81 locations in 38 countries. During the year ended December 31, 2014, we derived approximately 40.3%, 48.8% and 10.9% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 011- 353-1- 291-2000.

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

In the event of contract termination, if the value of work performed and recognized as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses usually ensure that the Company is paid for all work performed to the termination date.

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

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $3,563,900, $5,195,120 and $3,679,000 for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 respectively.

(g)           Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 were as follows:

	Year ended December 31,
	(in thousands)
	2014	2013	2012

Amounts (credited)	$(5,942)	$(1,233)	$(1,231)

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

(i)           Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of this contingent consideration. Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Consolidated Statement of Operations or other comprehensive income depending on whether the liability is considered a financial instrument.

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

(j)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2014, December 31, 2013 and December 31, 2012.

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

(n)           Inventory

Inventory is valued at the lower of cost and net market value and after provisions for obsolescence. Cost of inventories comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2014 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $1.7 million (2013: $2.2 million).

(o)           Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Years
Building	40
Computer equipment and software	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

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

(r)           Government grants

Government grants received relating to capital expenditures are shown as deferred income and credited to income on a basis consistent with the depreciation policy of the relevant assets.  Grants relating to categories of operating expenditures are credited to income in the period in which the expenditure to which they relate is charged.

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

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by FASB ASC 715-30 and the plan is presented in accordance with the requirements of FASB ASC 715-60 Defined Benefit Plans – Other Post retirement.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2014	2013	2012
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	61,496,115	60,907,274	59,968,174
Effect of dilutive share options outstanding	1,635,302	1,345,977	482,532
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	63,131,417	62,253,251	60,450,706

(v)           Share-based compensation

The Company accounts for its share options , restricted share units (“RSU’s”) and performance share units (“PSU’s”) in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These equity-settled awards include employee share options, RSU’s and PSU’s.

Share-based compensation expense for share options awarded to employees and directors is estimated at the grant date based on each option’s fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSU’s and PSU’s awarded to employees and directors is calculated based on the market value of the Company’s shares on the date of award of the RSU’s and PSU’s. The value of awards expected to vest is recognized as an expense over the requisite service periods. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Estimating the grant date fair value of share options as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company’s share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates, and the expected term of the awards.

(w)           Impairment of long-lived assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less selling costs.

 (x)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2014	2013
	(in thousands)

At start of year	$138,317	$76,183
Additions	61,328	172,168
Disposals	(102,565)	(109,795)
Unrealized capital gain/(loss) - investments	20	(239)

At end of year	$97,100	$138,317

The Company classifies its short term investments as available for sale.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.  Short term investments at December 31, 2014 have an average maturity of 1.7 years compared to 1.6 years at December 31, 2013. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders’ equity. Any differences between the cost and fair value of investments are represented by accrued interest. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

4. Goodwill

	December 31,	December 31,
	2014	2013
	(in thousands)
Opening goodwill	$357,523	$315,441
Current year acquisitions	121,209	36,922
Foreign exchange movement	(15,408)	5,160
Closing goodwill	$463,324	$357,523

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

The Company tests goodwill annually for  impairment or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2014 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisitions of Aptiv Solutions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for a cash consideration of $143.5 million, including certain payments to be made on behalf of the company on completion totalling $22.4 million. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategies to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

The acquisition of Aptiv has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the preliminary estimated fair values of the assets acquired and the liabilities assumed:

May 7
2014
(in thousands)
Property, plant and equipment	$6,924
Goodwill*	121,209
Intangible asset**	30,037
Cash and cash equivalents	3,527
Accounts receivable	25,091
Unbilled revenue	21,154
Prepayments and other current assets***	5,254
Non-current assets	2,911
Accounts payable	(9,565)
Other liabilities	(29,903)
Payments on account	(31,094)
Non-current other liabilities****	(24,444)

Net assets acquired	$121,101

Cash consideration	$143,500
Adjustments to cash consideration*****	(22,399)
Net purchase consideration	$121,101

* Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development. Goodwill related to the US portion of the business acquired is tax deductible.
** The Company have assumed a 20% valuation of Intangible asset. This is currently under review and will be finalized within the 12 month period from the date of acquisition.
*** The Company has included a provisional assessment of uncertain tax benefits relating to certain historic net operating losses carryforwards.  This is currently under review and will be finalized within the 12 month period from the date of acquisition.
**** The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee’s years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. An estimate of the liability at the date of acquisition is included within non-current other liabilities.
***** Adjustments to cash consideration represent certain one-time liabilities identified at the acquisition date.

The proforma effect of the Aptiv Solutions acquisition if completed on January 1, 2013 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2013 and December 31, 2014 as follows:

	Year Ended
	December 31,
	2014	2013
	(in thousands)
Net revenue	$1,543,820	$1,451,682
Net income	$172,508	$101,857
Basic earnings per share	$2.81	$1.67
Diluted earnings per share	$2.73	$1.64

(b) Acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS has enhanced the services offered by ICON’s medical and safety services team.

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

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

February 15
2013
(in thousands)
Property, plant and equipment	$339
Goodwill*	36,922
Intangible asset – customer relationships	3,300
Intangible asset – order backlog	600
Cash and cash equivalents	1,039
Accounts receivable	9,200
Unbilled revenue	2,128
Prepayments and other current assets	465
Non-current assets	6
Other liabilities	(2,285)
Non-current other liabilities	(16)

Net assets acquired	$51,698

Cash consideration	$51,897
Working capital adjustment	(199)
Net purchase consideration	$51,698

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

(c) Acquisition of PriceSpective

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

The following table summarizes the Company’s estimates of the fair values of assets acquired and the liabilities assumed:

February 28
2012
(in thousands)
Property, plant and equipment	$256
Goodwill*	42,247
Intangible asset – customer relationships	10,237
Intangible asset – order backlog	405
Intangible asset – non-compete arrangements	392
Cash and cash equivalents	2,311
Accounts receivable	2,662
Unbilled revenue	1,140
Other current assets	236
Current liabilities	(7,788)
Liability arising from contingent consideration arrangement	(15,000)
Net assets acquired	$37,098

Cash consideration	$37,199
Working capital adjustment	(101)
Contingent consideration	15,000
Amount of total consideration	52,098
Liabilities included in preliminary purchase price allocation re contingent consideration	(15,000)
Net purchase consideration	$37,098

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

(d) Acquisition of BeijingWits Medical

On February 15, 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonization Good Clinical Practise (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical has strengthened the Company’s presence in China through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones were achieved in respect of periods up to December 31, 2013.  On June 13, 2013 the Company paid $3.8 million in relation to the remaining performance milestones for the year ended December 31, 2012. On November 7, 2014 the Company paid $3.2 million in relation to the remaining performance milestones for the year ended December 31, 2013. No further amounts remain due.

The following table summarizes the Company’s estimates of the fair values of assets acquired and the liabilities assumed:

February 15
2012
(in thousands)
Property, plant and equipment	$172
Goodwill*	13,512
Intangible asset – customer relationships	1,761
Intangible asset – order backlog	376
Intangible asset – non-compete arrangements	97
Cash and cash equivalents	587
Accounts receivable	657
Unbilled revenue	176
Other current assets	228
Deferred tax liability	(559)
Current liabilities	(1,007)
Liability arising from contingent consideration arrangement	(7,000)
Net assets acquired	$9,000

Cash consideration	$9,000
Contingent consideration	7,000
Amount of total consideration	16,000
Liabilities included in preliminary purchase price allocation re contingent consideration	(7,000)
Net purchase consideration	$9,000
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

The proforma effect of the BeijingWits acquisition if completed on January 1, 2011 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2011 and December 31, 2012 as follows:

	Year Ended
	December 31,
	2012	2011
	(in thousands)
Net revenue	$1,115,355	$989,942
Net income	$55,349	$22,549
Basic earnings per share	$0.92	$0.37
Diluted earnings per share	$0.92	$0.37

5. Intangible Assets

	December 31,	December 31,
	2014	2013
Cost	(in thousands)
Customer relationships acquired	$36,130	$36,900
Technology asset acquired	11,169	11,169
Order backlog	3,171	3,171
Tradenames acquired	1,357	1,357
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
Aptiv intangible asset	30,037	-
Foreign exchange movement	(2,769)	(62)
Total cost	80,909	54,349
Accumulated amortization	(32,120)	(22,550)
Foreign exchange movement	930	(445)

Net book value	$49,719	$31,354

On May 7, 2014 the Company acquired Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The intangible asset split and estimated useful life is currently under review by the Company and will be finalized within 12 months from the date of acquisition. $3,313,000 has been amortized in the period since the date of acquisition.

On February 15, 2013 the Company acquired the Clinical Trial Services division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The value of certain customer relationships and order backlog identified of $3.3 million and $0.6 million respectively are being amortized over approximately 3 years and 1 year, the estimated period of benefit. $2,663,000 has been amortized in the period since the date of acquisition.

On February 28, 2012 the Company acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 and 3 years, the estimated period of benefit.  $3,675,000 has been amortized in the period since the date of acquisition.

On February 15, 2012 the Company acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit.  $845,000 has been amortized in the period since the date of acquisition.

On July 14, 2011 the Company acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest tradename and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 and 1.2 years, the estimated period of benefit.  $9,152,000 has been amortized in the period since the date of acquisition.

On January 14, 2011 the Company acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 and 2 years, the estimated period of benefit.   $4,791,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $4,977,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit. $2,704,000 has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2015 to December 31, 2019 is as follows:

Year ended December 31 (in thousands)
2015	$6,506
2016	4,972
2017	3,990
2018	3,434
2019	1,491

$20,393

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2014	2013
	(in thousands)
Cost
Land	$3,464	$3,464
Building	88,580	96,450
Computer equipment and software	247,980	212,019
Office furniture and fixtures	64,690	68,268
Laboratory equipment	23,599	29,678
Leasehold improvements	19,516	15,304
Motor vehicles	47	56
	447,876	425,239
Less accumulated depreciation and asset write off	(299,691)	(264,409)

Property, plant and equipment (net)	$148,185	$160,830

7. Other Liabilities

	December 31,	December 31,
	2014	2013
	(in thousands)

Personnel related liabilities	$167,362	$138,639
Facility related liabilities	19,862	16,205
General overhead liabilities	33,422	31,034
Other liabilities	26,631	3,019
Short term government grants (note 11)	110	240
Restructuring and other items (note 14)	3,704	2,430
Acquisition consideration payable	-	3,245

	$251,091	$194,812

8. Other Non-Current Liabilities

	December 31,	December 31,
	2014	2013
	(in thousands)

Personnel related liabilities	1,059	$4,278
Defined benefit pension obligations, net (note 9)	7,466	3,536
Other non-current liabilities	4,654	3,384

	$13,179	$11,198

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to the plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2012, December 31, 2013 and December 31, 2014 were $18,187,000, $20,293,000 and $22,582,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2012, December 31, 2013 and December 31, 2014 were $8,442,000, $9,816,000 and $10,514,000 respectively.

One of the Company’s subsidiaries which was acquired during the 2003 fiscal year, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2014, December 31, 2013 and December 31, 2012, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2014	December 31, 2013
	(in thousands)
Benefit obligation at beginning of year	$24,958	$22,527
Service cost	91	251
Interest cost	1,235	1,005
Plan participants’ contributions	44	75
Plan curtailments	359	-
Benefits paid	(68)	(105)
Actuarial loss	8,270	680
Foreign currency exchange rate changes	(2,014)	525

Benefit obligation at end of year	$32,875	$24,958

Change in plan assets	December 31, 2014	December 31, 2013
	(in thousands)
Fair value of plan assets at beginning of year	$21,422	$17,807
Actual return on plan assets	5,424	2,916
Employer contributions	155	224
Plan participants’ contributions	44	75
Benefits paid	(68)	(105)
Foreign currency exchange rate changes	(1,568)	505

Fair value of plan assets at end of year	$25,409	$21,422

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2014	December 31, 2013
	(in thousands)
Projected benefit obligation	$(32,875)	$(24,958)
Fair value of plan assets	25,409	21,422

Funded status	$(7,466)	$(3,536)

Non-current other liabilities	$(7,466)	$(3,536)

The following amounts were recorded in the consolidated statement of operations as components of the net periodic benefit cost:
	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Service cost	$91	$251	$242
Interest cost	1,235	1,005	964
Expected return on plan assets	(1,299)	(983)	(895)
Amortization of net loss	20	130	179
Curtailment loss	359	-	-

Net periodic benefit cost	$406	$403	$490

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2012, December 31, 2013 and December 31, 2014:

	December 31,	December 31,	December 31,
	2014	2013	2012
Discount rate	4.7%	4.6%	4.7%
Rate of compensation increase	4.0%	3.4%	3.5%
Expected rate of return on plan assets	6.1%	5.7%	5.8%

Accumulated other comprehensive income	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Actuarial loss - benefit obligation	$8,270	$680	$405
Actuarial gain – plan assets	(4,125)	(1,933)	(915)
Actuarial gain recognized in net periodic benefit cost	(20)	(130)	(179)

Total	$4,125	$(1,383)	$(689)

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $268,000 and $nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands)
Net actuarial loss	$6,113	$1,988	$3,371

Total	$6,113	$1,988	$3,371

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2014:

	December 31,	December 31,
	2014	2013
Discount rate	3.6%	4.7%
Rate of compensation increase	3.6%	4.0%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 20 basis points.

Plan Assets

The assets of the scheme are invested with Legal and General and held in a combination of the Active Corporate Bond Over 10 Year fund, Gilt, and Index Linked Gilt funds. The overall investment strategy is that approximately 70% of investments are in government bonds (both fixed interest and index linked) and approximately 30% of investments held in corporate bonds.   This results in a concentration of investments in bond type assets, though invested in a number of different bond funds are currently invested in.   There is no self investment in employer related assets. The expected long-term rate of return on assets at December 31, 2014 of 2.7% was calculated as the value of the fund after application of a market value reduction factor.   The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds	3.6%
Gilts	2.4%

The long-term expected return on corporate bonds and gilts (fixed interest and index linked) is determined by reference to bond yields and gilt yields at the balance sheet date.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2014	December 31, 2013
Equity	-	70%
Corporate Bonds	26%	30%
Gilts	74%	-
	100%	100%
Applying the above expected long term rates of return to the asset distribution at December 31, 2014, gives rise to an expected overall rate of return of scheme assets of approximately 2.7% per annum.

Plan Asset Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets Level 1 (in thousands)
	December 31, 2014	December 31, 2013
Cash	$16	$58

Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	6,560	5,788
Legal and General Gilt Funds	6,977	-
Legal and General Index Linked Gilt Funds	11,856	-
Other Types of Investments
Baillie Gifford Diversified Growth Fund	-	8,452
Standard Life Global Absolute Return Strategies	-	7,124

	$25,409	$21,422

Cash Flows

The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2015.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2015	$65
2016	67
2017	70
2018	72
2019	73
Years 2020 - 2024	$294

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2014 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2011	4,902,818	4,902,818	$21.87	$8.61
Granted	842,273	842,273	$22.01	$9.59
Exercised	(890,236)	(890,236)	$14.62	$6.16
Cancelled	(504,224)	(504,224)	$25.14	$9.76
Outstanding at December 31, 2012	4,350,631	4,350,631	$23.01	$9.17
Granted	264,950	264,950	$33.09	$12.05
Exercised	(1,249,759)	(1,249,759)	$21.60	$8.58
Cancelled	(392,034)	(392,034)	$25.27	$10.02
Outstanding at December 31, 2013	2,973,788	2,973,788	$24.20	$9.57
Granted	366,985	366,985	$45.82	$14.09
Exercised	(926,407)	(926,407)	$24.02	$9.45
Cancelled	(186,666)	(186,666)	$22.17	$9.01
Outstanding at December 31, 2014	2,227,700	2,227,700	$28.00	$10.40

Vested and exercisable at December 31, 2014	1,024,550	1,024,550	$25.03	$9.72

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2014, was 4.58 years and 3.22 years respectively (2013: 4.52 years and 3.29 years respectively). 494,951 options are expected to vest during the year ended December 31, 2015 (655,224 options were expected to vest during the year ended December 31, 2014).

The intrinsic value of options exercised during the year ended December 31, 2014 amounted to $23.0 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2014 amounted to $51.2 million and $26.6 million respectively.  Intrinsic value is calculated based on the market value versus strike price of the Company’s shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2014 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non-vested outstanding at December 31, 2013	1,468,081	$23.45	$9.45

Granted	366,985	45.82	14.09
Vested	(496,775)	22.85	9.13
Forfeited	(135,141)	23.36	9.57

Non-vested outstanding at December 31, 2014	1,203,150	$30.54	$10.98

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2014:

Options Outstanding				Options Exercisable

Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$15.84	50,000	2.33	$15.84	50,000	$15.84
$16.80	90,000	4.83	$16.80	30,000	$16.80
$17.17	18,000	4.85	$17.17	6,000	$17.17
$18.98	600	1.87	$18.98	600	$18.98
$19.45	6,000	3.82	$19.45	-	$19.45
$20.16	600	3.87	$20.16	200	$20.16
$20.28	344,811	4.17	$20.28	187,539	$20.28
$20.59	115,200	5.14	$20.59	23,400	$20.59
$21.25	19,741	0.12	$21.25	19,741	$21.25
$22.26	125,637	2.15	$22.26	125,637	$22.26
$22.30	352,793	5.32	$22.30	113,729	$22.30
$23.66	8,720	5.57	$23.66	3,380	$23.66
$24.25	50,000	3.18	$24.25	50,000	$24.25
$24.46	217,907	3.17	$24.46	145,419	$24.46
$26.20	2,400	3.38	$26.20	1,920	$26.20
$26.71	4,450	5.70	$26.71	1,780	$26.71
$29.45	3,000	3.32	$29.45	2,400	$29.45
$31.49	11,650	6.16	$31.49	1,690	$31.49
$32.37	187,498	6.33	$32.37	38,698	$32.37
$35.33	211,756	1.15	$35.33	211,756	$35.33
$36.22	34,630	6.46	$36.22	6,921	$36.22
$37.90	10,300	6.93	$37.90	2,060	$37.90
$40.83	111,463	7.39	$40.83	680	$40.83
$41.25	1,000	1.67	$41.25	1,000	$41.25
$47.03	82,147	7.17	$47.03	-	$47.03
$48.67	163,367	7.21	$48.67	-	$48.67
$51.35	4,030	7.60	$51.35	-	$51.35

$15.84 - $51.35	2,227,700	4.58	$28.00	1,024,550	$25.03

Options outstanding include both vested and unvested options as at December 31, 2014. Options exercisable represent options which have vested at December 31, 2014. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2014, December 31, 2013 and December 31, 2012 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012

Weighted average fair value	$14.09	$12.05	$9.59

Assumptions:
Expected volatility	32%	40%	50%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.57%	0.76%	0.83%
Expected life	5.0 years	5.0 years	5.0 years

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

The Company has awarded RSU’s and PSU’s to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2014:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2013	353,244	$33.04	2.35	846,459	$27.05	1.77

Granted	346,108	$46.34		521,926	$41.84
Shares vested	-	-		(233,726)	$21.11
Forfeited	(30,181)	$34.62		(95,663)	$32.68

Outstanding at December 31, 2014	669,171	$39.78	1.77	1,038,996	$35.19	1.67

The fair value of RSU’s vested for the year ended December 31, 2014 totaled $4.9 million (2013: $1.1 million).

No PSU’s vested during 2014 or 2013.

The PSUs vest based on service and specified EPS targets over the periods 2014 – 2016 and 2015 – 2017. Since 2013, 337,738 PSUs (net of forfeitures) have been granted.  Depending on the actual amount of EPS from 2013 to 2017, up to an additional 331,433 PSUs may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2014 is stated after charging $22.7 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2014 has been allocated as follows:

	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	(in thousands)
Direct costs	$12,531	$7,835	$6,007
Selling, general and administrative	$10,211	$6,385	$4,894
Restructuring and other non-recurring items (note 14)	-	-	$620

Total compensation costs	$22,742	$14,220	$11,521

Total non-cash stock compensation expense not yet recognized at December 31, 2014 amounted to $51.6 million.  The weighted average period over which this is expected to be recognized is 2.28 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $2.4 million for the year ended December 31, 2014 (2013: $1.7 million, 2012: $1.3 million).

11. Government Grants

	December 31,	December 31,
	2014	2013
	(in thousands)
Received	$3,698	$3,698
Less accumulated amortization	(2,710)	(2,497)
Foreign exchange translation adjustment	238	398
Total government grants	1,226	1,599
Less current portion	(110)	(240)
Non-current government grants	$1,116	$1,359

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.  Government grants amortized to the profit and loss account amounted to $213,000 and $349,000 for the years ended December 31, 2014 and December 31, 2013 respectively.   As at December 31, 2014 the Company had $0.7 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2014, 926,407 options were exercised by employees at an average exercise price of $24.02 per share for total proceeds of $22.3 million. During the year ended December 31, 2014, 233,726 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

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

(a) Share Repurchase Program

On October 27, 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On November 22, 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods November 23, 2011 to December 31, 2011 and January 1, 2012 to February 20, 2012 respectively.  On February 21, 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period February 22, 2012 to April 22, 2012. On  April 27, 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period April 27, 2012 to July 18, 2012. On July 30, 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period July 30, 2012 to October 26, 2012. On September 19, 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

During the year ended December 31, 2014 2,640,610 ordinary shares were repurchased by the Company for a total consideration of $140.0 million.  There were no share repurchases completed during 2013. During the year ended December 31, 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

13. Income Taxes

The Company’s United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income tax expense are as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$143,889	$80,914	$12,157
United States	6,966	16,218	11,371
Other	51,861	23,733	43,693

Income before provision for income taxes	$202,716	$120,865	$67,221

The components of total income tax expense are as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Provision for income taxes:
Current:
Ireland	$19,562	$9,158	$1,684
United States	7,891	14,492	12,290
Other	10,695	4,876	8,257

Total current tax	38,148	28,526	22,231

Deferred expense/(benefit):
Ireland	(1,178)	1,914	(287)
United States	(3,031)	(9,420)	(9,715)
Other	(3,691)	(2,967)	(428)

Total deferred tax expense/(benefit)	(7,900)	(10,473)	(10,430)

Provision for income taxes	30,248	18,053	11,801

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	(2,404)	(1,651)	(1,274)
Currency impact on long term funding	178	87	356

Total	$28,022	$16,489	$10,883

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated effective tax rate differed from the statutory rate as set forth below;
	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2013:12.5%; 2012:12.5%)	$25,340	$15,108	$8,401
Foreign and other income taxed at higher rates	1,981	4,085	6,360
Research & development tax incentives	(1,810)	(2,598)	(4,954)
Movement in valuation allowance	(1,965)	2,389	1,557
Effects of change in tax rates	543	1,553	867
Increase in unrecognized tax benefits	2,869	(1,409)	646
Prior year over provision	(552)	(47)	(678)
Effects of permanent items	3,219	(1,002)	(26)
Other	623	(26)	(372)
	$30,248	$18,053	$11,801

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:
	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$4,270	$6,501	$6,631
Goodwill attributable to intangibles	18,645	14,013	11,467
Other intangible assets	3,657	970	2,707
Accruals	238	51	77
Other	-	4	88
Unrealized FX	1,709	1,056	1,160

Total deferred tax liabilities recognized	28,519	22,595	22,130

Deferred tax assets:
Net operating loss and tax credits carryforwards	30,586	29,696	26,545
Property, plant and equipment	4,002	2,739	2,345
Accrued expenses and payments on account	37,620	30,136	20,326
Stock compensation	8,717	6,291	5,586
Deferred compensation expense	1,853	1,187	1,136
Other	892	-	-
Unrealized FX	352	92	98
Total deferred tax assets	84,022	70,141	56,036
Valuation allowance for deferred tax assets	(23,145)	(24,348)	(21,190)
Deferred tax assets recognized	60,877	45,793	$34,846
Deferred tax assets net of unrecognized tax benefits	60,877	45,793	34,846
Overall Net deferred tax asset	32,358	$23,198	$12,716

At December 31, 2014 non-U.S subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $95.6 million (2013: $96.2 million). In addition at December 31, 2014 non-U.S subsidiaries had tax credit carryforwards for income tax purposes, that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of approximately $3.6 million (2013: $2.4 million). At December 31, 2014 non-U.S. subsidiaries also had additional operating loss carry forwards of $5.8 million which are due to expire between 2015 and 2017.

At December 31, 2014 U.S. subsidiaries had U.S. federal and state net operating loss (“NOL”) carry forwards of approximately $36.9 million and $65.1 million, respectively. These net operating losses are available for offset against future taxable income and expire between 2015 and 2033.  Of the $36.9 million U.S. federal net operating losses, approximately $11.8 million is currently available for offset against future U.S. federal taxable income. The subsidiary’s ability to use the U.S. federal and state net operating loss carry forwards is limited on an annual basis due to change of ownership in 2000, 2010 and 2014, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL’s	NOL’s
	(in thousands)

2015- 2020	678	1,893
2021- 2025	4,031	12,705
2026- 2033	32,170	50,542
	$36,879	$65,140

In addition US subsidiaries have alternative minimum tax credit carry forwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  They also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2014 was approximately $23.1 million.  The valuation allowance for deferred tax assets as of December 31, 2013 and December 31, 2012 was $24.3 million and $21.2 million respectively. The net change in the total valuation allowance was a decrease of $1.2 million during 2014 and an increase of $3.1 million during 2013.

The valuation allowances at December 31, 2014 and December 31, 2013 were primarily related to tax losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the UK, a change in commercial circumstances led to a change in judgment concerning the need for a valuation allowance on certain limited loss carryforwards; the release of the beginning of year valuation allowance resulted in a tax benefit of $3.1 million.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2014 and prior years as the Company considers these earnings to be indefinitely reinvested. It is not practicable to calculate the unrecognized deferred tax liability.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	(in thousands)
Gross amount of unrecognized tax benefits at start of year	$5,780	$7,189	$6,543

Increase related to acquired tax positions	14,552	-	-
Increase related to prior year tax positions	565	-	1,167
Decrease related to prior year tax positions	(183)	(494)	-
Increase related to current year tax positions	3,709	2,269	1,473
Settlements	(2)	(899)	(98)
Lapse of statute of limitations	(1,220)	(2,285)	(1,896)
Gross amount of unrecognized tax benefits at end of year	$23,201	$5,780	$7,189

The relevant statute of limitations for gross unrealized tax benefits totaling $2.3 million could potentially expire during 2015. $14.5 million of the increase during the year ended December 31, 2014 reflects pre-acquisition tax positions taken by companies acquired during the period.

Included in the balance of total unrecognized tax benefits at December 31, 2014 there were net potential benefits of $23.2 million which, if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2013 and December 31, 2012 included net potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $5.8 million and $7.2 million respectively.

Interest and penalties recognized as a net expense during the year ended December 31, 2014 amounted to $0.2 million (2013: net benefit of $0.2 million, 2012: net benefit of $0.1 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2014 and December 31, 2013 were $2.4 million and $0.9 million respectively and are included in the closing income tax liabilities at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in both our major jurisdictions.  In the United States tax periods open to audit include the years ended December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014.  In Ireland tax periods open to audit include the years ended December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014.  During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2014 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2014	2013	2012
	(in thousands)
Restructuring charges	$8,796	$9,033	$4,525
Other items	-	-	1,111
Net charge	$8,796	$9,033	$5,636

Restructuring Charges

A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. We expect this to be paid by 2024.

	Onerous	Asset
	Lease	Impairment	Total
	(in thousands)

Total provision recognized	$3,167	$5,629	$8,796
Asset write-off	-	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	-	$3,167

Prior Period Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended December 31, 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalizations in certain areas of the business to improve resource utilization. A further restructuring plan was also adopted during 2013 which resulted in resource rationalizations in order to improve operating efficiencies and reduce expenses. Details of the movement in this restructuring plan are as follows:

14. Restructuring and other items (continued)

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Total provision recognized	8,131	902	9,033
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)
Provision at December 31, 2013	$1,491	$703	$2,194
Cash payments	(1,319)	(337)	(1,656)
Amounts released	-	-	-
Foreign exchange movement	(1)	-	(1)
Provision at December 31, 2014	$171	$366	$537

Other Items

On September 30, 2011 Mr. Peter Gray retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party. On October 1, 2011 Mr. Gray was appointed Vice Chairman of the Board. On June 11, 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on July 19, 2012.  Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($220,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($271,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company recognized a share-based compensation charge of $738,000 in respect of these options during the year ended December 31, 2012, $620,000 of which was recognized within restructuring and other items.

15. Provision for Doubtful Debts

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2014 comprises:

	December 31,	December 31,
	2014	2013
	(in thousands)
Opening provision	$3,148	$5,047
Amounts used during the year	(502)	(3,132)
Amounts provided during the year	2,874	1,368
Amounts released during the year	(62)	(135)
Closing provision	$5,458	$3,148

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $54.3 million, $54.9 million and $52.5 million in rental expense, including rates, for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2015	43,122
2016	34,733
2017	24,096
2018	19,049
2019	14,000
Thereafter	54,824
Total	$189,824

17. Business Segment and Geographical Information

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

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company’s global transfer pricing model.  Revenues and income from operations in Ireland are a function of this transfer pricing model.

Given ICON Clinical Research Limited (“ICON Ireland”) role in the development and management of the group, it’s ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the group, plus the responsibility for maintaining the group’s global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company’s customer contracts. As such, ICON Ireland remunerates most of the other operating entities (“cost plus service providers”) in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee, generally fall to be retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Business segment and geographical information as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 is as follows:

a)  The distribution of net revenue by geographical area was as follows:
	Year ended
	December	December	December
	2014	2013	2012
		(in thousands)
Ireland	$360,376	$272,683	$171,977
Rest of Europe	372,634	333,543	338,537
U.S.	605,815	582,250	471,700
Other	164,491	147,582	132,792
Total	$1,503,316	$1,336,058	$1,115,006

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:
	Year ended
	December	December	December
	2014	2013	2012
		(in thousands)
Ireland	$138,185	$81,811	$9,659
Rest of Europe	14,481	2,831	29,240
U.S.	39,058	29,472	21,036
Other	10,626	7,053	8,082
Total	$202,350	$121,167	$68,017

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$138,185	$82,867	$11,733
Rest of Europe	23,277	6,269	29,786
U.S.	39,058	33,564	23,687
Other	10,626	7,500	8,447
Total	$211,146	$130,200	$73,653

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2014	2013
	(in thousands)
Ireland	$95,574	$103,868
Rest of Europe	10,419	14,630
U.S.	33,978	33,947
Other	8,214	8,385
Total	$148,185	$160,830

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$20,731	$19,826	$17,885
Rest of Europe	7,478	6,595	7,211
U.S.	20,491	16,233	13,865
Other	3,842	3,860	3,862
Total	$52,542	$46,514	$42,823

f)    The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2014	2013
	(in thousands)
Ireland	$495,747	$581,568
Rest of Europe	324,086	321,661
U.S.	648,559	486,232
Other	60,458	52,999
Total	$1,528,850	$1,442,460

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$15,117	$3,976	$12,406
Rest of Europe	2,278	1,887	2,506
U.S.	12,224	20,842	13,389
Other	3,160	2,783	4,725
Total	$32,779	$29,488	$33,026

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.
	Year ended
	December		December	December
	2014		2013	2012

Client A	31%		26%	18%
Client B	-	*	10%	12%

* Net revenue did not exceed 10%.

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$284	$355	$464
Rest of Europe	798	501	661
U.S.	-	-	3
Other	69	130	23
Total	$1,151	$986	$1,151

j) The distribution of the tax charge by geographical area was as follows:

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)
Ireland	$18,384	$11,073	$1,216
Rest of Europe	2,855	(7)	3,298
U.S.	4,860	5,072	3,669
Other	4,149	1,915	3,618
Total	$30,248	$18,053	$11,801

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December	December	December
	2014	2013	2012
	(in thousands)

Non-cash interest on acquisition consideration payable*	-	$240	$940
Cash paid for interest	$533	$548	$602
Cash paid for income taxes	$17,829	$14,103	$18,475
* recorded within interest expense

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2014	2013
	(in thousands)
Currency translation adjustments	$(22,210)	$22,828
Currency impact on long term funding (Net of tax)	(9,252)	(18,880)
Actuarial loss on defined benefit pension plan (note 9)	(6,113)	(1,988)
Unrealised capital gain/(loss) – investments (note 3)	20	-
Total	$(37,555)	$1,960

20. Impact of New Accounting Pronouncements

In January 2015, the FASB issued ASU No. 2015-01 Income Statement - Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.  ASU 2015-01 eliminates the separate presentation of extraordinary items, net of tax and the related earnings per share, but does not affect the requirement to disclose material items that are unusual in nature or infrequently occurring.  The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-01 to have a material impact on the financial statements.

In June 2014, the FASB issued ASU No. 2014-12 Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (a consensus of the FASB Emerging Issues Task Force). ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation, to awards with performance conditions that affect vesting. ASU 2014-12 requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition. A reporting entity should apply FASB ASC Topic 718, Compensation—Stock Compensation, to awards with performance conditions that affect vesting. The amendments in ASU 2014-12 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2014-18 to have a material impact on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-09 provides a five-step analysis of transactions to determine when and how revenue is recognized. The ASU will require many companies to use more judgment than under current U.S. GAAP. The amendments in ASU 2014-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The Company does not expect the adoption of ASU 2014-09 to have a material impact on the financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-11 did not have a material impact on the financial statements.

20. Impact of New Accounting Pronouncements (continued)

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. The amendments in ASU 2013-05 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of ASU 2013-05 did not have a material impact on the financial statements.

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

22. Subsequent Events

 Acquisition of MediMedia Pharma Solotions.

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

The folowing table summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

22. Subsequent Events (continued)

February 27,
2015
(In thousands)
Property, plant and equipment	$796
Accounts receivable	4,877
Unbilled revenue	4,826
Prepayments and other current assets	721
Accounts payable	(671)
Other liabilities	(4,763)
Payments on account	(4,376)
Net assets acquired	$1,410

It is anticipated that goodwill arising from the acquisition of the MediMedia Managed Markets will comprise an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications will comprise an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.  Other intangible assets are expected to comprise customer relationships.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Date March 12, 2015
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