Form 20-F
period 2015-12-31
ICON PLC
filed 2016-03-23
CIK 1060955

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2015
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

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
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,958,912 Ordinary Shares.
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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “euro” or “€” are to the European single currency adopted by nineteen members of the European Union (including the Republic of Ireland, France, Germany, Spain, Italy, Finland, Belgium, Latvia, and the Netherlands). ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”).   Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology.  The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 through 16. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

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

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$2,161,618	$2,030,286	$1,784,345	$1,503,993	$1,296,509
Reimbursable expenses (1)	(586,640)	(526,970)	(448,287)	(388,987)	(350,780)
Net revenue	1,574,978	1,503,316	1,336,058	1,115,006	945,729
Costs and expenses: Direct costs	908,979	903,167	845,413	717,750	611,923
Selling, general and administrative	326,786	336,461	313,931	280,780	255,864
Depreciation and amortization	57,677	52,542	46,514	42,823	38,682
Restructuring and other items (1),(2),(3),(4),(5)	-	8,796	9,033	5,636	9,817
Total costs and expenses	1,293,442	1,300,966	1,214,891	1,046,989	916,286
Income from operations	281,536	202,350	121,167	68,017	29,443
Net interest income/(expense)	(2,686)	366	(302)	(796)	(448)
Income before provision for income taxes	278,850	202,716	120,865	67,221	28,995
Provision for income taxes	(39,311)	(30,248)	(18,053)	(11,801)	(6,115)
Net income	$239,539	$172,468	$102,812	$55,420	$22,880
Net income per ordinary share (6): Basic	$4.08	$2.80	$1.69	$0.92	$0.38
Diluted	$3.97	$2.73	$1.65	$0.92	$0.37
Weighted average number of ordinary shares outstanding:
Basic	58,746,935	61,496,115	60,907,274	59,968,174	60,379,338
Diluted	60,290,033	63,131,417	62,253,251	60,450,706	61,070,686

	Year Ended December 31,

	2015	2014	2013	2012	2011

(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$103,911	$118,900	$182,519	$114,047	$119,237
Short term investments	85,990	97,100	138,317	76,183	54,940
Working capital	292,633	281,148	352,259	250,326	253,514
Total assets	1,718,903	1,528,850	1,442,460	1,202,108	1,027,517
Long term government grants	959	1,116	1,359	1,427	1,351
Non-current other liabilities	12,224	13,179	11,198	14,312	20,038
Ordinary share capital	4,679	5,037	5,168	5,067	5,055
Additional paid-in capital	383,395	327,234	279,572	237,217	211,549
Shareholders’ equity	763,096	950,206	910,579	754,575	681,544

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

The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%).  No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%).  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively).  No other customer contributed more than 10% of our net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

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

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organizations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high caliber clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

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

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

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

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK, Firecrest and ADDPLAN services. Also, increased IT-related expenditures may negatively impact our financial condition, including profitability.

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

Serious adverse events can occur in the conduct of clinical study trials.

We conduct all phases of clinical trials. Although we have policies and procedures in place, due to the experimental nature of these studies, serious adverse events may arise and are appropriately documented and reported.

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

We act as the legal representative for certain clients in certain jurisdictions. As we believe that acting as legal representative of clients exposes us to a higher risk of liability this service is provided subject to our policy and requires certain preconditions to be met. The preconditions relate to obtaining specific insurance commitments and indemnities from the client to cover the nature of the exposure. However, there is no guarantee that the specific insurance will respond and provide cover or that a client will fulfil its obligations in relation to their indemnity.

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

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, compliance with economic sanctions laws and regulations, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

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

We operate in many different jurisdictions and we could be adversely affected by violations of the Foreign Corrupt Practices Act of 1977 (FCPA), UK Bribery Act of 2010 and  similar worldwide anti-corruption laws.

The FCPA, UK Bribery Act of 2010 and similar worldwide anti-corruption laws prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. In addition, the FCPA imposes certain books, records, and accounting control obligations on public companies and other issuers. Our internal policies mandate compliance with these anti-corruption laws. We operate in many jurisdictions that have experienced corruption to some degree and, in certain circumstances, anti-corruption laws have appeared to conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures will protect us from acts in violation of anticorruption laws committed by persons associated with us, and our continued expansion, including in developing countries, could increase such risk in the future. Violations of the FCPA, the U.K. Anti-Bribery Act of 2010 or other similar worldwide anti-corruption laws, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption laws can result in restatements of, or irregularities in, our financial statements as well as severe criminal or civil sanctions. In some cases, companies that violate the FCPA might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, U.S. or other governments may seek to hold us liable for successor liability FCPA violations or violations of other anticorruption laws committed by companies that we acquire or in which we invest. Changes in anti-corruption laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country that the personal data were collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and as amended in 2014 by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information may be used for research. Such regulations specify standards for de-identifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. As there are some instances where we are a HIPAA “business associate” of a “covered entity,” we can also be directly liable for mishandling protected health information. Under HIPAA’s enforcement scheme, we can be subject to up to $1.5 million in annual civil penalties for each HIPAA violation.

In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states, and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information, and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm. The European data protection framework is being revised as a generally applicable regulation which contains new provisions specifically directed at the processing of health information, sanctions of up to 4% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation. The new regulation comes into force in 2018.

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

Risks Related to Our Indebtedness

We have incurred debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2015, we had an outstanding principal amount of indebtedness of $350 million under our $350 million Note Purchase and Guarantee Agreement or ‘Senior Notes’ that we entered into on December 15, 2015.  We also have up to $100 million of additional borrowing capacity available under the Revolving Credit Facility. No amounts were drawn under the Revolving Credit Facility facility as of December 31, 2015.

 The cost and availability of credit are subject to changes in the global or regional economic environment.  If conditions in the major credit markets deteriorate our ability to obtain debt financing on favorable terms may be negatively affected.

We may incur additional debt in the future.  Our debt could have significant adverse consequences, including to;
●	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
●	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
●	require us to use all or a portion of our cash flow from operations to make debt service payments;
●	require us to sell certain assets;
●	restrict us from making strategic investments, including acquisitions or cause us to make non-strategic divestitures;
●	place us at a competitive disadvantage compared to our competitors that have less debt;
●	cause us to incur substantial fees from time to time in connection with debt amendments or refinancing;
●	limit our flexibility to plan for, or react to, changes in our business and industry; and
●	increase our vulnerability to the impact of adverse economic and industry conditions.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.  If we do not have sufficient funds to meet our debt service obligations, we may be required to refinance or restructure all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can be assured that we would be able to do in a timely manner, or at all.

In addition, a failure to comply with the covenants under our indebtedness could result in an event of default under such indebtedness.  In the event of an acceleration of amounts due under our existing indebtedness as a result of an event of default, we may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any required accelerated payments.

In addition, we are required, under the terms of the Senior Notes, to offer to purchase all of the outstanding Senior Notes if we experience a change of control.  Similar requirements exist in the Revolving Credit Facility.  These provisions may delay or prevent a change in control that our stockholders may consider desirable.

Covenants in our credit agreements may restrict our business and operations and our financial condition and results of operations could be adversely affected if we do not comply with those covenants.

The Senior Notes and the Revolving Credit Facility credit agreements include certain customary covenants that limit our ability other things, subject to certain exceptions;
●	incur or assume liens or additional debt,
●	dispose of assets,
●	engage in mergers or reorganizations or
●	enter into certain types of transactions with affiliates.

The Senior Notes agreement also includes certain financial covenants that require us to comply with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase Agreement.  Our ability to comply with these financial covenants may be affected by events beyond our control.

These covenants may limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities.

In the event that we fail to pay principal or interest when due on the Senior Notes, or as a result of a material breach of any representation, warranty or covenant or any other event of default then all outstanding amounts could become immediately due and payable.  If, in such a circumstance, any of the holders of the Senior Notes, accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Interest rate fluctuations may materially adversely affect our results of operations and financial condition in the event that the Company draws down on the Revolving Credit Facility or in respect of any future issuances of debt.

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The Revolving Credit Facility bears interest at LIBOR plus a margin.  There were no amounts drawn on the Revolving Credit Facility at December 31, 2015.  The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:
●	our results of operations;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	developments impacting the industry or our competitors and general market and economic conditions;
●	introduction of new products or services by us or our competitors;
●	the public's reaction to our press releases, our other public announcements and our filings with the SEC;
●	guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;
●	changes in the credit ratings of our debt;
●	sales, or anticipated sales, of large blocks of our stock;
●	additions or departures of key personnel;
●	regulatory or political developments;
●	litigation and governmental investigations;
●	changing economic conditions; and
●	exchange rate fluctuations.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Item 4.  Information on the Company.

Business

ICON public limited company (“ICON plc”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Company’s mission is to accelerate the development of drugs and devices that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2015, we employed approximately 11,900 employees in 90 locations in 37 countries. During the year ended December 31, 2015, we derived approximately 41.3%, 48.3% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations and incorporated in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions, to enhance our capabilities and expertise in certain areas of the clinical development process.

On December 4, 2015, Inclinix-PMG Holdings, Inc (‘PMG’) was acquired by ICON Clinical Research LLC a subsidiary of the Company, resulting in net cash outflows of $63.5 million (see Note 4 of the Financial Statements at Item 19).     PMG is an integrated network of clinical research sites operating from 14 metropolitan areas throughout the US. PMG conducts clinical trials in all major therapeutic areas with particular experience in cardiology, dermatology, endocrinology, gastroenterology, men's health, neurology, pulmonology, rheumatology, vaccine, and women's health trials. In addition to a proprietary research database of clinical trial participants, PMG also has access to over 2 million active patient lives via electronic health records through their unique partnerships with healthcare systems and community physician practices.

On February 27, 2015, a subsidiary of the Company; ICON Holdings acquired 100% of the securities of MMMM/CHC Holding, LLC (‘MediMedia Pharma Solutions’) from MediMedia USA, Inc which resulted in net cash outflows of $116.0 million.  Headquartered in Yardley, Pennsylvania, MediMedia includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

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

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million.   On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million.  The second share buyback program was completed in December 2015.  During the year ended December 31, 2015, the Company redeemed a total of 6,198,481 ordinary shares under these programs for total consideration of $457.9 million.

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

On July 27, 2015 the Company entered into a 364 day bridge facility for $350 million with two financial institutions.  The facility bore interest at LIBOR plus a margin and included certain guarantees and indemnities in favor of the financial institutions. As of December 31, 2015, the full amount of this facility had been repaid.

On December 15, 2015 the Company issued through its subsidiary ICON Investment Five Unlimited Company (the "Issuer") of $350 million aggregate principal amount of its 3.64% Senior Notes. The Senior Notes will mature on December 15, 2020. Interest is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.  The Senior Notes may be redeemed, at the Issuer's option, at any time prior to maturity, at par plus a make whole premium, together with accrued and unpaid interest, if any, to the redemption date. The terms of the notes are set forth in the Note Purchase Agreement, dated as of December 15, 2015, by and among the Issuer, ICON plc and the purchasers named therein (“Note Purchase Agreement”). The Issuer used the proceeds from the sale of the Senior Notes to repay the existing $350 million bridge facility. The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

Industry Overview

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and to bring both patent-protected and generic products to market faster to maximize their profit potential. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, bio statistical analyses, post marketing surveillance, regulatory affairs services central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to manage simultaneously complex clinical trials in numerous countries, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to manage the development programmes of pharmaceutical, biotechnology and medical device companies. We believe that large  (and more recently medium sized) pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many forming strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise that resides within the CRO.  We believe that this trend will further concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

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

Preclinical Research (approximately 1 to 3.5 years). “In vitro” (test tube) and animal studies must be conducted in accordance with applicable regulations to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug or biologic, the manufacturer will file for an Investigational New Drug Application, or IND, which must be approved by the FDA before starting the proposed clinical trials.

Clinical Trials (approximately 3.5 to 6 years).

Phase I (6 months to 1 year) consists of basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, and includes studies to determine how the drug works, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down by and eliminated from the body.

Phase II (1 to 2 years) includes basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually) 100 to 200 patients to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.  If the Phase II results are satisfactory and no clinical hold is enforced by the FDA, the sponsor may proceed to Phase III studies.

Phase III (2 to 3 years). Efficacy and safety studies in hundreds or thousands of patients at many investigational sites (hospitals and clinics). These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

TIND (may span late Phase II, Phase III, and FDA review). When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the sponsor to make the new drug or biologic available to a larger number of patients through the regulated provision of a Treatment Investigational New Drug, or TIND. Because data related to safety and side effects are collected, TINDs also serve to expand the body of knowledge about the drug or biologic.

NDA or BLA Preparation and Submission. Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development into a single large submission along with the Chemistry, Manufacturing and Controls (CMC) and preclinical data and the proposed labeling into the New Drug Application (NDA), or Biologics License Application (BLA).

FDA Review and Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development (including a TIND, if applicable) is scrutinized to confirm that the applicant company has complied with all applicable regulations and that the drug or biologic is safe and effective for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the applicant’s application has certain administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied.

Post-Marketing Surveillance and Phase IV Studies. Once approved by the FDA federal regulation requires the drug or biologic licence holder to collect and periodically report to the FDA additional safety and efficacy data on the drug or biologic for as long as the licence holdermarkets it (post-marketing surveillance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, FDA and other regulatory agencies are requiring licence holders of drugs or biologics to prepare risk management plans which are aimed at assessing areas of product risk and actively managing such risks should they occur.

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2015 was approximately $30 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

Continuing focus on Productivity Within Research and Development Programs.

Pharmaceutical and biotechnology companies continue to seek ways to improve the productivity of their development efforts and increasingly see the use of CROs as a strategic component of these efforts. They are leveraging the expertise with CROs to help identify the most promising drug candidates in early development and discontinue developing those that have safety issues, limited efficacy or that will have significant reimbursement challenges. These companies are also initiating programmes to drive more efficiency in their development programmes. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly Phase I-III. In parallel, regulatory initiatives such as the 21st Century Cures Act and the emergence of clinical trial techniques such as adaptive trial design and risk based clinical trial monitoring are enhancing development, allowing effective treatments to get to patients quicker at reduced development costs. We believe there are signs that the industry efforts to enhance development productivity are successful with the FDA approving 45 new drugs in 2015, an increase from the 41 approved in 2014 and the highest number of approvals since the mid 1990’s.

Pressure to Accelerate Time to Markets; Globalization of the Marketplace.

Reducing product development time maximizes the client’s potential period of patent exclusivity, which in turn maximizes potential economic returns. We believe that clients are increasingly using CROs that have the appropriate expertise and innovation to improve the speed of product development to assist them in improving economic returns. In addition, applying for regulatory approval in multiple markets and for multiple indications simultaneously, rather than sequentially, reduces product development time and thereby maximizes economic returns. We believe that CROs with global capabilities, considerable knowledge and experience in a broad range of therapeutic areas are key resources to support a global regulatory approval strategy. Alongside this, the increasing need to access pools of new patients is leading to the conduct of clinical trials in new “emerging regions” such as Eastern Europe, Latin America, Asia-Pacific and South America. We believe that having access to both traditional and emerging clinical research markets gives global CROs a competitive advantage.

Growth within the Biotechnology Sector.

The nature of the drugs being developed is changing. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development (“R&D”) expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas. Much of this discovery expertise is found in biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies.

Cost Containment Pressures.

Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger (and more recently medium sized companies) are actively entering strategic partnerships with a limited number of CROs in an effort to drive increased efficiencies.  The CRO industry and in particular large CROs with global capabilities, considerable scientific knowledge and expertise are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

Increasing Number of Large Long-Term Studies.

We believe that to establish competitive claims and demonstrate product value, to obtain reimbursement authorization from bodies such as the National Institute for Health and Clinical Excellence in the UK, and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, and manage this complex process throughout its duration.

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

An Increasing Requirement to Show the Economic Value of New Treatments

The rising costs of healthcare in most developed countries means there is an increasing pressure to show that new medical treatments are more cost effective and deliver better patient outcomes than existing treatments regimes. In many countries there are formal assessment processes to determine the economic value of new treatments and product reimbursement is often dependent on the outcome of such assessments. This means that sponsors need to increasingly generate outcomes data both as part of the product approval submissions and as part of post-approval research programmes. This is creating opportunities for CROs who can offer support in developing and interpreting this outcomes data.

Expanded use of new patient data sources

Pharmaceutical companies are looking to access a variety of new healthcare data sources containing medical and prescribing records to help improve development programmes and to get better evidence of the value their treatments are bringing to patients once they are launched in the market. The larger global CROs have significant data management experience which can be leveraged to support these efforts and have invested in analytics capabilities to help deliver better insights for customers during the product lifecycle.  Global CROs are also forging collaborations to access specific data sets that can provide further patient insights to support better matching of patients to the clinical trial process.

New Technology Enables More Efficient Development

Technology innovation is playing an increasing important role in helping to support more efficient drug development. The larger CRO’s have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems; data repositories that enable sponsors to get real time clinical insights on their drugs performance and tools that support better trial designs including adaptive trial software, such as ICON’s AddPlan software ,which is been used by the FDA and other global regulatory bodies to assess adaptive trial submissions.

The emergence of M-health technologies that build on the global prevalrence of mobile and digital technologies are also beginning have an influence on drug development. It is now possible to capture  health data using  mobile devices and wearables. This will enable sponsors to gather  new clinical and “real-world “ patient insights and will also be used to enhance patient engagement and adherence throughout the development process. As these devices mature it may also be possible to do more remote monitoring of patients in their home environment which may drive further efficiencies in the trial process.

Social media  is also becoming an important platform for life sciences companies to strengthen patient engagement programs and collaborate with other stakeholders in the health care system. Many sufferers of specific diseases are forming patient groups and  actively collaborating using social media , these groups represent an important potential source of patients for new clinical studies but can also provide valuable insights into effectiveness and safety of new treatments.

As the influence of technology on drug development grows, it broadens the potential number of partners than CRO’s will work with in the future.

The ICON Strategy

ICON’s mission is to accelerate the development of drugs and devices that save lives and improve the quality of life.  Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance.

We have achieved strong growth since our foundation in 1990. The impact of the International Conference on Harmonization Good Clinical Practice, the resulting globalization of clinical research and the acceleration in the understanding of human and molecular biology which has led to many new treatment paths being explored were key catalysts of our early growth.

As our market has developed, biopharmaceutical companies are tackling productivity challenges, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

One consequence of the drive to accelerate time to market will be increased emphasis on making existing drug development phases more seamless, through the use of techniques such as adaptive trials to filter the most promising compounds and test these in parallel in several therapeutic indications. Regulatory and reimbursement pressures too will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new compounds, through outcomes and comparative effectiveness research, will most likely be required in order to secure on-going reimbursement. Furthermore, we believe advances in molecular biology will drive further growth in innovation in the long term which in turn should create further growth opportunities for both development companies and their outsource providers.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models.  More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies.  As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis.  Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs.  ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

Our core strategies to achieve these objectives will be as follows:

Build Scale

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2015 we established a dedicated global group focused on development services in the growing medical device market. We also continued to enhance our scientific and therapeutic expertise to support our customers in the overall formation of their development strategies for new products.  Some examples of the enhancements made during 2015 include the development of CNS Rating Scale Analytics leveraging our ICONIK platform. This is enabling a data-driven approach to rating surveillance that increases the consistency of both Clinicial and Patient Reported Outcomes in CNS studies. We  have also grown our global network of investigative sites that have the capabilities and expertise to conduct biosimilar trials and we further strengthened our relationships with specialized Oncology sites whilst also extending our internal oncology expertise within our consulting and project management groups.

Strategic client relationships will manifest themselves in many different forms.  Many of these relationships will require new forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service model.  To support this objective we continue to enhance our capabilities and expertise, evolve our collaboration models, and invest in technology that will enable closer data integration across our service areas and enhance our project and programme management capabilities.

We will also continue to build our positions in emerging markets and have expanded our presence in regions such as Asia-Pacific, in particular in China and Japan, as is evident from our acquisition of Niphix, the Japanese subsidiary of Aptiv Solutions, in 2014 and BeijingWits Medical Limited, a leading Chinese CRO, in 2012. In 2015, we also added scale and capabilities to our commercialization and outcomes service offering in the US through the acquisition of  Medimedia on February 27, 2015 and PMG on December 4, 2015.

Operational Excellence

We continue to enhance our operating processes and delivery models to gain competitive advantage.

Our proprietary ICONIK platform, which integrates clinical data across multiple systems, is helping us drive better project execution and identify significant operational efficiencies. Our ADDPLAN software offers industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier and in parallel test these across several therapeutic indications.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing drug development today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrolment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. In 2015 we also acquired PMG a firm that provides site management operations to bio-pharma and medical device companies from 12 geographic locations in the United States. We believe PMG will further enhance our ability to enroll patients onto the clinical studies we perform.

Quality project execution underpins all we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We are also deploying supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions and have created a global business support infrastructure across functions such as Finance, Information Technology, Facilities and Human Resources. This is enabling us to enhance the service levels across these support areas whilst driving down the costs of this service provision.

Leadership and Talent

Core to all our strategy is our people.  Within ICON we have highly qualified and experienced teams around 75% of whom have third level educational qualifications The need to develop and retain this expertise and talent within the organisation is fundamental in enabling us to be the global CRO partner of choice for our customers.  We have invested in creating an innovative learning environment delivered through the ICON University which is an industry leading collaboration with University College Dublin . The ICON University provides customised management and development programs for global employees. These programmes are focused on advanced  leadership development for those employees involved in people management roles and specific technical training in competencies that are core to our business such as project and programme management and clinical research associate development.  We continue to invest to refine and develop these programmes.

Within the ICON University we have also created a unique new Graduate Certificate in Clinical Trial Management which is enhancing the quality of graduate training in clinical research and increasing the pool of talent available to ICON that can support our customers’ drug development programmes.

Our learning and development programmes are complemented by advanced people development practices which incorporate rigorous, analytics based screening in the hiring process, global career frameworks, performance management processes aligned to our strategy,  and  talent review and succession planning processes.

Our leadership and talent programmes contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

Innovation

Developing innovative trial solutions, to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving our objectives.

These solutions are enabled by differentiated ICON technologies. Our ICONIK platform is a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development, and supports our risk based monitoring solution. This solution allows monitoring resources to be directed at specific sites based on real-time data analysis which can significantly reduce monitoring costs for clients.

Firecrest; ICON’s proprietary comprehensive site performance management system, is a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to investigative sites. It allows site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines and study parameters are met. It can significantly reduce the number of data queries originated from investigator sites.

Our ADDPLAN software offers an industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier. ADDPLAN is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers. (see Information Systems on page 28 for further information).

Enhance Capabilities

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2015 we established a dedicated global group focused on development services in the growing medical device market. We also continued to enhance our scientific and therapeutic expertise to support our customers in the overall formation of their development strategies for new products.

We continued our strategy of making targeted acquisitions in 2015 and acquired PMG to enhance our patient enrollment capabilities. We also acquired Medimedia to enhance the capabilities of our Commercialization and Outcomes group. This segment of our market is one of the fastest growing. Through organic development and targeted acquisition strategy we believe we have a created a differentiated service offering that can help support our clients to be able to generate the evidence of results that regulators and payers increasingly require.

We have also enhanced our capabilities though collaborations with industry and academic leaders in the area of data analytics.  We have established a Chair of Business Analytics with University College Dublin and are learning from their expertise in management of large datasets.  Additionally though a pilot with IBM’s Watson we are  leveraging Watson’s  cognitive computing power to help automate the process of identifying patients who meet the criteria for a clinical trial, and to analyze protocols to assess trial feasibility and identify optimal trial sites.

Services

ICON is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. These solutions span the Clinical Development lifecycle from compound selection to Phase I-III clinical studies and also include post approval outcomes research and market access consulting solutions.

Our Clinical Research business specializes in the planning, management, execution and analysis of Phase I – IV clinical trials and post approval studies, ranging from small studies to complex, multinational projects. We also conduct various laboratory tests on the patient's blood, urine and other bodily fluids at appropriate intervals during the trial. Specific clinical development services offered to biopharmaceutical and medical device companies include:

o	Product Development Planning
o	Strategic Consulting
o	Study Protocol Preparation
o	Clinical Pharmacology
o	Pharmacokinetic and Pharmacodynamic analysis
o	Clinical Research Centers
o	Investigator Recruitment
o	Study Monitoring and Data Collection
o	Case Report Form ("CRF") Preparation
o	Statistical Analysis
o	Patient Safety Monitoring
o	Risk-based Monitoring
o	Clinical Data Management
o	Strategic Analysis and Data Operations
o	Regulatory Consulting
o	Medical Reporting and Pharmacovigilance
o	Interactive Response Technologies
o	Electronic Endpoint Adjudication
o	Medical Imaging
o	Adaptive trial design and execution
o	Medical Device Trials
o	Functional and Strategic Resourcing
o	Sample analyses
o	Safety testing
o	Microbiology
o	Custom flow cytometry
o	Electronic transmission of test results
o	Biomarker development
o	Bioanalysis
o	Immunoassay development
o	Electronic Patient Reported Outcomes
o	Patient Registries
o	Outcomes Research
o	Health Economics
o	Market Access and commercialization services
o	Price Consulting
o	Healthcare and scientific communications

Sales and Marketing

Our marketing strategy is focused on building a differentiated brand position for ICON and supporting our business development efforts to develop and build relationships with pharmaceutical, biotechnology and medical device companies.  Our marketing activities are coordinated centrally to ensure a consistent and differentiated market positioning for ICON and to ensure all marketing efforts align to the overall strategic objectives of the business.  Our business development teams are located throughout the Americas, Europe and Asia Pacific regions.  Business development activities are carried out by account executives with assigned territories and global account directors supporting our large accounts. Specialized business development teams focus on growing the various business segments of ICON. Collectively, our business development team, senior executives and project team leaders share responsibility for the maintenance of key client relationships. Our aim is to develop deeper relationships within our client base in order to gain repeat business and give us opportunities to penetrate into other therapeutic indications and adjacent service lines where applicable.

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, some medium-sized providers and a smaller number of large CROs, including ICON,  that are differentiated by the scale of their global operations and breadth of service portfolios.  The need to conduct research and access patients on a global basis is driving market share to these global CROs and when competing for large development opportunities, ICON competes primarily with Quintiles Transnational Corporation, PAREXEL International Corporation, LabCorp and Pharmaceutical Product Development Inc. In some other market segments, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs including PRA and INC Research.

CROs generally compete on the basis of previous experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of new treatments that payers and regulators require. This requires access to new data sources which includes information on the impact of new products after marketing approval.

We believe that we compete favorably in all these areas.

Customers

During the year ended December 31, 2015 revenue was earned from over 700 clients. The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%).  No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2015 we had a backlog of approximately $3.9 billion, compared with approximately $3.6 billion at December 31, 2014.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Information Systems

Having access to accurate and timely information is critical in the management, delivery and quality of all aspects of drug development. To enable this ICON has developed an Informatics strategy built around ICONIK, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development. ICONIK collects, manages and standardizes study data from multiple sources, including Electronic Data Capture (EDC), patient diaries, central laboratories and imaging, to provide a single view of study information. ICONIK enables ICON to deliver new services such as ICONIK monitoring which uses near-real time clinical data to drive monitoring visit schedules thereby reducing overall cost and time to market.

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

All of the Company’s global finance operations utilize Oracle’s eBusiness suite to serve the organization’s financial and project accounting requirements.   Workday is used to fulfil our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK~~,~~ QualityDocs our global SOP Document Management system and our Web-based training delivery solution, iLearn.

Our IT systems are operated from two hubs in Dublin, Ireland and Philadelphia, Pennsylvania. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Microsoft Lync, Sharepoint and eRooms. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company wide communication.

Following the acquisition of Aptiv Solutions we have now integrated three new technology platforms into the ICON offerings.  These comprise of ADDPLAN for simulation and design of exploratory/pilot and confirmatory/ pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)), AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring and  Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.

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

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days’ notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed and expenses incurred through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial, inadequate patient enrollment or investigator recruitment.

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

Potential Liability and Insurance

The nature of our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers; (ii) non-compliance with regulatory or legal obligations including, but not limited to, anti-bribery and anti-corruption laws; (iii) third party (such as patients) claims in respect of our performance of services.

In addition, although we do not believe we are legally responsible for acts of third party investigators (physicians running trials), we could be subject to claims arising as a result of the actions of these investigators.

We try to reduce this potential liability by:

1.    Seeking contractual indemnification from customers in relation to certain activities.  However, the terms and scope of indemnification varies from customer to customer and project to project and the performance of these indemnities is not secured.  As a result, we bear the risk that indemnification may not be relevant or sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. Furthermore this indemnification does not protect us against our own acts or omissions such as our negligence or where our performance does not reach the required contractual, industry or regulatory standard.

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

We maintain four offices in Pennsylvania, three offices in New York State and Wilmington, two offices in San Antonio, San Francisco and Winston-Salem and one office in each of the following U.S. locations: Boston, Chicago, Durham, Gaithersburg, Houston, Los Angeles, Marlborough, Nashville, San Diego, Champaign, Cary, Charlotte, Hickory, Raleigh, Rocky Mount, Salisbury, Charleston, Bristol and Knoxville.

Our European operations maintain two offices in Amsterdam and one office in each of the following locations: Abingdon, Allschwil, Ankara, Barcelona, Bucharest, Budapest, Cologne, Edinburgh, Frankfurt, Munich, Kiev, Limerick, London, Madrid, Marlow, Milan, Moscow, Paris, Prague, Riga, Southampton, Stockholm, Strasbourg, Tel Aviv and Warsaw.

We also maintain two offices in Tokyo and Singapore and one office in each of the following locations: Auckland, Bangalore, Bangkok, Beijing, Bogota, Buenos Aires, Chennai, Hong Kong, Johannesburg, Lima, Manila, Mexico City, Montreal, Osaka, Santiago, Sao Paolo, Seoul, Shanghai, Sydney, Taipei, Tianjin, Trivandrum and Vancouver.

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Company	Country	Group ownership

ICON Clinical Research, S.A.	Argentina	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research Austria GmbH	Austria	100%

DOCS International Belgium N.V.	Belgium	100%

ICON Pesquisas Clínicas LTDA.	Brazil	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Oxford Outcomes LTD.	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

ICON Clinical Research (Beijing) Co., Ltd	China	100%

Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

Aptiv Solutions	France	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research S.A.R.L.	France	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Japan K.K.	Japan	100%

Niphix G.K.	Japan	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

DOCS Insourcing B.V.	Netherlands	100%

DOCS International B.V.	Netherlands	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Peru S.A.	Peru	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

DOCS International Poland Sp. z o.o.	Poland	100%

ICON Clinical Research Sp. z o.o.	Poland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON Clinical International	Republic of Ireland	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%

ICON Holdings	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Investments Five Unlimited Company	Republic of Ireland	100%

ICON Investments Four	Republic of Ireland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research (Rus) LLC	Russia	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research España, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research (Switzerland) GmbH	Switzerland	100%

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

DOCS Ukraine LLC	Ukraine	100%

ICON Clinical Research LLC	Ukraine	100%

Aptiv Solutions (UK) Ltd	United Kingdom	100%

DOCS International UK Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

ICON Development Solutions Limited	United Kingdom	100%

Addplan, Inc.	USA	100%

Beacon Bioscience, Inc	USA	100%

C4 MedSolutions, LLC	USA	100%

CHC Group, LLC	USA	100%

Complete Healthcare Communications, LLC	USA	100%

Complete Publication Solutions, LLC	USA	100%

DOCS Global, Inc.	USA	100%

Global Pharmaceutical Strategies Group, LLC	USA	100%

ICON Clinical Research LLC	USA	100%

ICON Early Phase Services, LLC	USA	100%

ICON Laboratory Services, Inc.	USA	100%

ICON US Holdings Inc.	USA	100%

Inclinix, Inc.	USA	100%

Inclinix-PMG Holdings, Inc.	USA	100%

Managed Care Strategic Solutions, L.L.C.	USA	100%

MMMM Consulting, LLC	USA	100%

MMMM Group, LLC	USA	100%

PMG Research of Bristol, LLC	USA	100%

PMG Research of Charleston, LLC	USA	100%

PMG Research of Charlotte, LLC	USA	100%

PMG Research of Christie Clinic, LLC	USA	100%

PMG Research of Hickory, LLC	USA	100%

PMG Research of Raleigh, LLC	USA	100%

PMG Research of Rocky Mount, LLC	USA	100%

PMG Research of Salisbury, LLC	USA	100%

PMG Research of Wilmington, LLC	USA	100%

PMG Research of Winston-Salem, LLC	USA	100%

PMG Research, Inc.	USA	100%

Pricespective, LLC	USA	100%

PubsHub LLC	USA	100%

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2015, we employed approximately 11,900 employees, in 90 locations in 37 countries. During the year ended December 31, 2015 we derived approximately 41.3%, 48.3% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2015 we had a backlog of approximately $3.9 billion, compared with approximately $3.6 billion at December 31, 2014.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

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

	Year Ended December 31,
	2015	2014	2015	2014
	Percentage of Net Revenue		Percentage Increase/(Decrease)
Net revenue	100%	100%	4.8%	12.5%
Costs and expenses:
Direct costs	57.7%	60.1%	0.6%	6.8%

Selling, general and administrative	20.7%	22.4%	(2.9%)	7.2%

Depreciation	2.6%	2.8%	(4.7%)	8.3%
Amortization	1.1%	0.7%	68.9%	37.2%
Income from operations (excluding restructuring and other items)	17.9%	14.0%	33.3%	62.2%
Restructuring and other items	-	0.6%	(100%)	(2.6)%
Income from operations (including restructuring and other items )	17.9%	13.4%	39.1%	67.0%

Year ended December 31, 2015 compared to year ended December 31, 2014

Net revenue for the year increased by $71.7 million, or 4.8%, from $1,503.3 million for the year ended December 31, 2014 to $1,575.0 million for the year ended December 31, 2015.  Net revenue increased by 10% in constant currency, and by 5% in constant dollar organic.  The primary driver of the increase in net revenues during the year-ended December 31, 2015 were the additional net revenues from the acquisition of MediMedia Pharma Solutions and PMG which were acquired on February 27, 2015 and December 4, 2015 respectively and from a full year contribution from the acquisition of Aptiv Solutions, which was acquired on May 7, 2014.  Net revenues derived from our top 5 customers was $774.8 million in 2015, compared to $792.7 million in 2014 or 49% and 53% respectively.  The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company, signed in May 2011.  In both 2014 and 2015, net revenue from this customer contributed 31% of net revenue for the year.  The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top 5 customers.

Net revenue in Ireland increased by $69.2 million during 2015, from $360.4 million for the year ended December 31, 2014 to $429.6 million for the year ended December 31, 2015.  Net revenue in Ireland during the year ended December 31, 2015 increased by 19.2% compared to an overall increase in Group revenues of 4.8%.  The higher proportional increase in net revenue in Ireland during 2015 was a function of our global transfer pricing model. In previous years significant upfront investment in personnel and related costs was required to support the increase of activities under our strategic relationship partnerships.

Net revenue for Rest of Europe decreased by $42.1 million or 11.3%, from $372.6 million for the year ended December 31, 2014 to $330.5 million for the year ended December 31, 2015.   Net revenue for other regions (i.e. those outside of Europe and the U.S) decreased by $0.6 million or 0.3%, from $164.5 million for the year ended December 31, 2014 to $163.9 million for the year ended December 31, 2015.  Net revenues in both of these regions were impacted by the continued strengthening of the U.S. dollar during the period resulting in a decrease in their reported value when translated to U.S dollars.  Net revenue in the U.S. increased by $45.1 million or 7.4%, from $605.8 million for the year ended December 31, 2014 to $650.9 million for the year ended December 31, 2015. The increase in net revenue in the U.S arose primarily from a full year contribution from the acquisition of Aptiv Solutions and the additional net revenue from MediMedia Pharma Solutions, acquired on February 27, 2015 and from PMG, acquired on December 4, 2015.

Direct costs for the year increased by $5.8 million, or 0.6%, from $903.2 million for the year ended December 31, 2014 to $909.0 million for the year ended December 31, 2015. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount of approximately 1,300 over the comparative period, including the impact of additional headcount and other costs from the acquisition of MediMedia Pharma Solutions and PMG, and inclusion of a full year’s costs for Aptiv Solutions.  In addition, the continued strengthening of the U.S dollar resulted in a decrease in the reported value of direct costs for operations outside of the United States when translated to U.S. dollars.  As a percentage of net revenue, direct costs have decreased from 60.1% for the year ended December 31, 2014 to 57.7% for the year ended December 31, 2015.

Selling, general and administrative expenses for the year decreased by $9.7 million, or 2.9%, from $336.5 million for the year ended December 31, 2014 to $326.8 million for the year ended December 31, 2015. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. A primary driver of the decrease in selling, general and administrative expenses during the period has been the continued strengthening of the U.S. dollar resulting in a reduction in the reported value of selling, general and administrative expenses during the period for regions outside of the United States.  This reduction was offset by increased costs from the acquisition of MediMedia Pharma Solutions and PMG, and the inclusion of a full years costs for Aptiv Solutions. In addition, we recognized a foreign exchange gain of $6.0 million in the year-ended December 31, 2014, compared to a gain of $3.6 million during the year-ended December 31, 2015, which reduced selling, general and administrative expenses from 22.4% of revenue to 20.7% of net revenue for the year ended December 31, 2015.

Total share based compensation expense recognized during the years ended December 31, 2015 and December 31, 2014 amounted to $33.3 million and $22.7 million respectively.

Depreciation expense for the period decreased by $2.0 million, or 4.7%, from $42.2 million for the year ended December 31, 2014 to $40.2 million for the year ended December 31, 2015. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth.  As a percentage of net revenue, depreciation expense decreased from 2.8% of net revenues for the year ended December 31, 2014 to 2.6% for the year ended December 31, 2015.  Amortization expense for the year increased by $7.2 million, or 70%, from $10.3 million for the year ended December 31, 2014 to $17.5 million for the year ended December 31, 2015. Amortization expense represents the amortization of intangible assets acquired on business combinations.  The increase in the amortization expense for the period relates to the MediMedia Pharma Solutions and PMG acquisitions and a full year charge in respect of the Aptiv acquisition. As a percentage of net revenue, amortization expense increased from 0.7% of net revenues for the year ended December, 2014 to 1.1% for the year ended December 31, 2015.

No restructuring cost was recognized during the year ended December 31, 2015. A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services, the Company recognized a charge during the year ended December 31, 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. See Note 14 to the Audited Consolidated Financial Statements.

As a result of the above, income from operations increased by $79.2 million, or 39.1%, from $202.4 million for the year ended December 31, 2014 ($211.1 million, or 33.3% excluding restructuring charges) to $281.5 million for the year ended December 31, 2015. As a percentage of net revenue, income from operations increased from 13.4% of net revenues for year ended December 31, 2014 (14.0% excluding restructuring charges) to 17.9% of net revenues for year ended December 31, 2015.

Income from operations in Ireland increased by 37% from $138.2 million for year ended December 31, 2014 ($138.2 million excluding the impact of restructuring and other charges), to $189.0 million for year ended December 31, 2015. Income from operations in Ireland and other geographic regions are impacted by the Company’s global transfer pricing model. Previous strategic investment in personnel and related infrastructure together with enhanced operating processes and the successful leveraging of our support costs in 2015, has resulted in a decrease of the proportion of the Group’s net revenue being used to support other Group entities and a corresponding increase in income from operations in Ireland in 2015.

In the Rest of Europe region, income from operations increased by $23.8 million, from $14.4 million for the year ended December 31, 2014 to $38.2 million for the year ended December 31, 2015.  Excluding restructuring charges recorded income from operations in the Rest of Europe increased by $14.9 million, from $23.3 million for the year ended December 31, 2014 to $38.2 million for the year ended December 31, 2015. As a percentage of net revenues income from operations increased from 3.9% (6.2% excluding restructuring charges) for the year ended December 31, 2014 to 11.5% for the year ended December 31, 2015.

In the U.S. region, income from operations increased by $6.3 million or 16.1%, from $39.1 million for the year ended December 31, 2014 to $45.3 million for the year ended December 31, 2015. Excluding restructuring charges recorded income from operations in the U.S. increased by $6.2 million, from $39.1 million for the year ended December 31, 2014 to $45.3 million for the year ended December 31, 2015. As a percentage of net revenues income from operations in the U.S. region increased from 6.5% for the year ended December 31, 2014 to 6.9% for the year ended December 31, 2015.

In other regions, income from operations decreased by $1.6 million, from $10.6 million for the year ended December 31, 2014 to $9.0 million for the year ended December 31, 2015. Excluding restructuring charges recorded income from operations in other regions decreased by $1.6 million, from $10.6 million for the year ended December 31, 2014 to $9.0 million for the year ended December 31, 2015. As a percentage of net revenues, income from operations in the other regions decreased from 6.5% for the year ended December 31, 2014 to 5.5%  for the year ended December 31, 2015. The decrease in operating income as a percentage of net revenues is due to the distribution in revenues amongst different locations within the regions.

Interest expense increased from $0.8 million for the year ended December 31, 2014 to $4.0 million for the year ended December 31, 2015 reflecting the drawdown of the Senior Notes issued in December 2015 and the bridge facility of $350 million in place from September 2015. Interest income for the year ended December 31, 2015 increased from $1.2 million for the year ended December 31, 2014 to $1.3 million for the year ended December 31, 2015.

Provision for income taxes for the period increased from $30.2 million ($30.2 million excluding the impact of restructuring charges) for the year ended December 31, 2014 to $39.3 million ($39.3 million excluding the impact of restructuring charges) for the year ended December 31, 2015.  The Company’s effective tax rate for the year ended December 31, 2015 was 14.1% (14.1% excluding the impact of restructuring charges) compared with 14.9% (14.3% excluding the impact of restructuring charges) for the year ended December 31, 2014. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

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

A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge during the year ended December 31, 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. See Note 14 to the Audited Consolidated Financial Statements.

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

In other regions, income from operations increased by $3.6 million, from $7.1 million for the year ended December 31, 2013 to $10.6 million for the year ended December 31, 2014. Excluding restructuring charges recorded income from operations in other regions increased by $3.1 million, from $7.5 million for the year ended December 31, 2013 to $10.6 million for the year ended December 31, 2014. As a percentage of net revenues, income from operations in the other regions increased from 4.8% (5.1% excluding restructuring charges) for the year ended December 31, 2013 to 6.5% (6.5% excluding restructuring charges) for the year ended December 31, 2014. The increase in operating income as a percentage of net revenues is due to the distribution in revenues amongst different locations within the regions.

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

The Company’s cash and short term investment balances at December 31, 2015 amounted to $189.9 million compared with cash and short term investment balances of $216.0 million at December 31, 2014.  The Company’s cash and short term investment balances at December 31, 2015 comprised cash and cash equivalents $103.9 million and short-term investments $86.0 million. The Company’s cash and short term investment balances at December 31, 2014 comprised cash and cash equivalents $118.9 million and short-term investments $97.1 million.

On February 27, 2015, a subsidiary of the Company; ICON Holdings acquired 100% of the securities of MediMedia Pharma Solutions which resulted in net cash outflows of $116.0 million.  On December 4, 2015, PMG was acquired by ICON Clinical Research LLC a subsidiary of the Company, resulting in net cash outflows of $63.5 million (see Note 4 of the Financial Statements at Item 19).

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.  In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”.  The cash proceeds, representing the realized gain on the interest rate hedge were received on maturity in November 2015.

On July 27, 2015 the Company entered into a 364 day bridge facility for $350.0 million with two financial institutions.   The facility bore interest at LIBOR plus a margin and included certain guarantees and indemnities in favor of the two financial institutions. The bridge facility was repaid in full in December 2015.

On June 30, 2014 the Company entered into a five year committed multi-currency Revolving Credit Facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank (“Revolving Credit Facility”). Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions.   In December 2015 the Revolving Credit Facility was amended to remove certain guarantees, the facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin,  No amounts were drawn at December 31, 2015, amounts available to the Group under the facility amounted to $100.0 million at December 31, 2015.

Net cash provided by operating activities was $279.5 million for the year ended December 31, 2015 compared with net cash provided by operating activities of $169.9 million for the year ended December 31, 2014. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at December 31, 2015 was 41 days compared to 40 days at December 31, 2014.

Net cash used in investing activities was $204.8 million for the year ended December 31, 2015 compared to net cash used in investing activities of $112.3 million for the year ended December 31, 2014. Net cash used in the year ended December 31, 2015 arose principally from cash paid for acquisitions of $166.3 million, capital expenditures of $49.7 million and the purchase of short-term investments of $14.2 million.

During the year ended December 31, 2015 the Company completed the acquisition of MediMedia Pharma Solutions and PMG which resulted in net cash outflows of $116.0 million and $63.5 million respectively.  (See note 4 Goodwill for further information relating to the acquisition).

Capital expenditure for the year ended December 31, 2015 amounted to $49.7 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the year ended December 31, 2014 the Company received a net $41.2 million in respect of the purchase and sale of short-term investments.  This compares to receipt of a net $11.0 million during the year ended December 31, 2015.

Net cash outflow from financing activities amounted to $81.4 million compared with net cash outflow from financing activities of $116.4 million for the year ended December 31, 2014. Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase programme totaling $457.9 million in the year-ended December 31, 2015 and payments of $140.0 million in respect of the share repurchase programme in the year-ended December 31, 2014  (see Note 12 Share Capital for further information). These outflows were offset by cash receipts of $23.0 million from the exercise of stock options. Net cash used in financing activities during the year ended December 31, 2015 also reflects the issuance of the Senior Notes in December 2015, drawdown of the bridge facility in July 2015, and repayment of the bridge facility in December 2015.

As a result of these cash flows, cash and cash equivalents decreased by $15.0 million for the year ended December 31, 2015 compared to a decrease of $63.6 million for the year ended December 31, 2014.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2015:

	Payments due by period
		Less than 1	1 to 3	3 to 5	More than
	Total	year	years	years	5 years
	(U.S.$ in millions)
Operating lease obligations	157.6	36.9	47.3	27.5	45.9
Senior Notes	350.0	-	-	350.0	-
Interest on Senior Notes	63.7	12.7	25.5	25.5	-
Current and Non-current tax liabilities	17.1	3.8	3.0	10.3	-

Total (U.S.$ in millions)	$588.4	$53.4	$75.8	$413.3	$45.9

We expect to spend approximately $41.4 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

Impact of New Accounting Pronouncements

In January 2015, the FASB issued ASU 2015-01, which eliminates the concept of extraordinary items from U.S. GAAP as part of its simplification initiative. The ASU does not affect disclosure guidance for events or transactions that are unusual in nature or infrequent in their occurrence.  The ASU is effective for fiscal years and, interim periods within those fiscal years, beginning after December 15, 2015. The ASU allows prospective or retrospective application. Early adoption is permitted if applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU 2015-01 to have a material impact on the financial statements.

In February 2015, the FASB issued ASU 2015-02, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The new guidance excludes money market funds that are required to comply with Rule 2a-7 of the Investment Company Act of 1940 and similar entities from the U.S. GAAP consolidation requirements.  The new consolidation guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-02 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-03, which intends to simplify the presentation of debt issuance costs.  This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent to the issuance of ASU 2015-03, the SEC staff made an announcement regarding the presentation of debt issuance costs associated with line-of-credit arrangements, which was codified by the FASB in ASU 2015-15. The SEC staff guidance is effective upon adoption of ASU 2015-03.  The Company does not expect the adoption of ASU 2015-03 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-04, which permits an entity with a fiscal year-end that does not fall on a month-end to measure defined benefit plan obligations and assets as of the month-end that is closest to the entity’s fiscal year-end, and apply that methodology consistently from year to year. The ASU also requires an entity to adjust the measurement of defined benefit plan obligations and assets to reflect contributions or significant events that occur between the month-end date used to measure defined benefit plan obligations and assets and the entity’s fiscal year-end.  This ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.   The Company does not expect the adoption of ASU 2015-03 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-05, which provides explicit guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract.  This ASU is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-05 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-06, which requires a master limited partnership (MLP) to allocate earnings (losses) of a transferred business entirely to the general partner when computing earnings per unit (EPU) for periods before the dropdown transaction occurred. The EPU that the limited partners previously reported would not change as a result of the dropdown transaction. The ASU also requires an MLP to disclose the effects of the dropdown transaction on EPU for the periods before and after the dropdown transaction occurred. The Company does not expect the adoption of ASU 2015-06 to have a significant impact on the financial statements.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory.  This ASU is effective for public business entities in fiscal years beginning after December 15, 2017.  The adoption of ASU 2015-11 is not expected to have a significant impact on the financial statements.

FASB ASU 2015-14 amends the effective dates of ASU 2014-09, Revenue from Contracts with Customers. The requirements are effective for annual periods and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of ASU 2015-14 is not expected to have a significant impact on the financial statements.

In September 2015, the FASB issued ASU 2015-16, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The ASU is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The adoption of ASU 2015-14 is not expected to have a significant impact on the financial statements.

In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU 2015-17 has been early adopted in the financial statements presented.  The impact is described in Note 13 to the financial statements.

In January 2016, the FASB issued ASU 2016-01, which will significantly change the income statement impact of equity investments, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of March 23, 2016.

Name	Age	Position
Thomas Lynch (2)(3)(4)(5)	59	Chairman of the Board, Director
Ciaran Murray (1)(5)	53	Chief Executive Officer, Director
Brendan Brennan (1)(5)	37	Chief Financial Officer
Dr. Steve Cutler (1)	55	Chief Operating Officer, Director
Dr. John Climax (6)	63	Director
Dr. Ronan Lambe (6)	76	Director
Professor Dermot Kelleher (3)(6)	60	Director
Declan McKeon (3)(4)	64	Director
Professor William Hall (2)(3)(4)(6)	66	Director
Mary Pendergast (2)(6)	65	Director
Dr. Hugh Brady	56	Director
Diarmaid Cunningham	41	General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

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

Ciaran Murray is the Chief Executive Officer of ICON plc. He joined ICON as Chief Financial Officer in 2005 and served in that capacity until his appointment as Chief Executive Officer in 2011. Mr. Murray is an executive with 30 years of leadership experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals, including PricewaterhouseCoopers, Kraft Foods, Novell Inc., Northern Foods and Codec Systems. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014 Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.

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

Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014, having previously occupied the position of Group President Clinical Research Services since November 2011. Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

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

Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. Professor Kelleher is currently Dean of the Faculty of Medicine at the University of British Columbia in Vancouver. From 2012 -2015 he was Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London and concurrently Dean of the Lee Kong Chian School of Medicine in Singapore from 2012-2014. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. His research interests have focused on gastrointestinal infectious and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Declan McKeon has served as an outside Director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PricewaterhouseCoopers Ireland, membership of the PricewaterhouseCoopers Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive Director of Ryanair plc and GC Aesthetics.  Mr McKeon retired from the audit committee of the Royal College of Surgeons in Ireland during 2015.  Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

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

Professor Hugh Brady has served as an outside Director of the Company since April 2014. In September 2015, Professor Brady took up the position of President and Vice-Chancellor of the University of Bristol - a member of the UK's Russell Group of elite research-intensive universities. Professor Brady is also President Emeritus of University College Dublin (UCD), where he served as President from 2004 until the end of 2013. During his tenure Professor Brady oversaw a major institution-wide transformation programme that included significant expansion of UCD’s science, engineering and biomedical research capacity through the development of the O'Brien Centre for Science, Conway Institute for Biomedical Research, UCD Clinical Research Centre, the Dublin Academic Medical Centre and the Ireland East Hospital Group. In addition, he led a major growth in UCD’s international footprint. A nephrologist by training, Professor Brady was Professor of Medicine and Therapeutics at UCD before being appointed the university’s President. Prior to that, he built a successful career as a physician and biomedical research scientist in the US - spending almost a decade at Harvard University where he was Associate Professor of Medicine, Director of the Renal Division of the Brockton/West Roxbury VA Medical Center and Consultant Physician at the Brigham and Women’s Hospital, Boston. He has an international reputation in the pathogenesis of diabetic kidney disease and renal inflammation. Professor Brady has held many national and international leadership roles, including Chairman of the Irish Health Research Board and Chairman of the Universitas 21 Network of global research universities. He is also a non-executive Director of Kerry Group plc.

Diarmaid Cunningham is General Counsel, Executive Vice President and Company Secretary.  Mr. Cunningham joined the Company in November 2009 and was appointed Company Secretary in October 2011. Mr Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms, prior to joining the Company.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a lawyer with A&L Goodbody in 2001. In 2015, Mr. Cunningham completed the Stanford Executive Program at Stanford University in California.  Mr. Cunningham  served as Secretary to the Board of the Association of Clinical Research Organisations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups.

Board Practices

Board of Directors
The business of the Company is managed by the Directors who may exercise all the powers of the Company which are not required by the Companies Act 2014 of Ireland or by the Articles of Association of the Company to be exercised by the Company in general meeting.  A meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.  The Directors may delegate (with power to sub-delegate) to any Director holding any executive office and to any Committee consisting of one or more Directors, together with such other persons as may be appointed to such Committee by the Directors, provided that a majority of the members of each Committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such Committee shall be effective unless two of the members of the Committee present at the meeting at which it was passed are Directors.

The Board comprises two executive and eight outside-Directors at the date of this report.  The outside-Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside-Directors to be of complementary skills, experience and knowledge and each outside-Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (10 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2015 the Board met on five occasions. All Directors allocated sufficient time to the Company during the year ended December 31, 2015 to effectively discharge their responsibilities to the Company

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2016, it is anticipated that four Directors will retire by rotation and offer themselves for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee completed a self-evaluation of the performance of the committee during the year ended December 31, 2015 and each committee was satisfied with their performance.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee, on a case by case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditors regularly to review the independence and objectivity of the external auditors taking into consideration relevant professional and regulatory requirements so that these are not impaired by the provisions of permissible non-audit services.   The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. During 2015, the Audit Committee was comprised of, and is still comprised of, the following four independent Directors: Declan McKeon (Chairman); Thomas Lynch; Professor Dermot Kelleher; and Professor William Hall.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company.  Annual bonuses for the executive Directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives.  The Committee also oversees succession planning for the Company’s senior management. During 2015, the Compensation and Organization Committee comprised of, and is still comprised of, the following independent Directors: Professor William Hall (Chairperson); Thomas Lynch; and Mary Pendergast.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside Directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company.

During 2015, the Nominating and Governance Committee comprised of, and is still comprised of, the following independent Directors: Thomas Lynch (Chairman), Declan McKeon and Professor William Hall.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2015, the Execution Committee comprised of, and is still comprised of, the following Directors and Officer: Ciaran Murray (Chairman); Thomas Lynch; and Brendan Brennan.

Quality Committee
The purpose of the Quality Committee is to provide oversight of the quality strategy and initiatives in place within the Company.  As part of this the Committee is required to review the Company’s strategy in relation to quality and to review continuous improvement initiatives and activities in place within the Company. The Committee also reviews reports of audits by internal and external auditors or regulatory agencies (including the FDA and European Medicines Agency). During 2015, the Quality Committee comprised of, and is still comprised of, the following Directors: Professor Dermot Kelleher (Chairman); Dr. John Climax (Vice Chairman); Dr. Ronan Lambe; Professor William Hall; and Mary Pendergast.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2015 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance	Execution	Quality

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Thomas Lynch (1)	5/5	3/4	4/4	2/2	-	-
Ciaran Murray	5/5	-	-	-	-	-
Dr. John Climax (1)	5/5	-	-	-	-	4/4
Dr. Ronan Lambe (1)	5/5	-	-	-	-	4/4
Prof. Dermot Kelleher (1)	5/5	4/4	-	-	-	4/4
Declan McKeon (1)	5/5	4/4	-	2/2	-	-
Prof. William Hall (1)	5/5	4/4	4/4	2/2	-	4/4
Mary Pendergast (1)	5/5	-	4/4	-	-	4/4
Dr. Hugh Brady (1)	5/5	-	-	-	-	-
Dr. Steve Cutler (2)	1/1	-	-	-	-	-

(1)	Independent Director as defined under NASDAQ Rule 5605(a)(2)
(2)	Dr. Steve Cutler was appointed as a Director on November 23, 2015.

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organization Committee based on the achievement of the Group’s and individual performance objectives.

Base salary, bonus awards and Directors’ fees were determined by the Compensation and Organization Committee in USD.  In certain instances these awards were paid at a fixed euro rate determined by the Compensation and Organization Committee.

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. Each Outside Director (excluding the Board Chairman) is paid an annual retainer of $61,800 and additional fees for Board Committee service.  The Board Chairman is paid €463,500 (translated at average rate for the year: $510,000) annually and does not receive additional payment for Board Committee service.  Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance, experience and the importance of the role. The Committee targets total cash compensation with regard to Healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 100% with actual pay outs ranging from 90 to 220% of salary based on group and individual performance.

An exceptional cash bonus of $6.3 million was awarded to Mr. Ciaran Murray Chief Executive Officer ($3.6 million), Mr. Brendan Brennan Chief Financial Officer ($0.9 million) and Dr. Steve Cutler Chief Operating Officer ($1.8 million), to reflect their contribution to the exceptional performance of the Company during 2014.  Of the $1.8 million paid to Dr. Steve Cutler in 2015 in respect of exceptional performance in 2014, $386,000 is included within the 2015 amounts in the Summary compensation table--Year ended December 31, 2015. These amounts were approved by the Compensation and Organization Committee and paid during the year-ended December 31, 2015.

A bonus of $3.2 million was awarded to Mr. Ciaran Murray Chief Executive Officer ($1.9 million), Mr. Brendan Brennan Chief Financial Officer ($0.5 million) and Dr. Steve Cutler Chief Operating Officer ($0.9 million), to reflect their contribution to the exceptional performance of the Company during 2014. These amounts were approved by the Compensation and Organization Committee and paid during the year-ended December 31, 2015.

An additional bonus of $9.5 million was awarded by the Compensation and Organization Committee to Mr. Ciaran Murray Chief Executive Officer ($5.5 million), Mr. Brendan Brennan Chief Financial Officer ($1.5 million) and Dr. Steve Cutler Chief Operating Officer ($2.5 million), to reflect their contribution to the successful turnaround in the performance of the Company during 2012 and the creation of a platform to enable the delivery of long-term sustainable returns to the Company’s shareholders.  The bonus was payable in either cash or ordinary shares of the Company, at the discretion of the Committee, over the 3 year period from approval by the Compensation and Organization Committee in 2013 up to December 31, 2015.  The last payments in respect of this award were made in the year ending December 31, 2015.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants. The Company granted equity incentive awards to executive officers in its fiscal years ended December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015 (see Share Ownership section for further information).

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

Executive Compensation
Summary compensation table - Year ended December 31, 2015
Name & principal position	Year	Salary	Bonus*	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2015	1,238	2,575	155	39	4,007	6,839	-	10,846
Brendan Brennan, Chief Financial Officer	2015	486	610	61	26	1,183	1,206	-	2,389
Dr. Steve Cutler Chief Operating Officer	2015	766	1,622**	201	50	2,639	4,298	-	6,937
Total	2015	2,490	4,807	417	115	7,829	12,343	-	20,172
*
Excludes $1.8 million, $0.5 million and $0.8 million respectively for Ciaran Murray, Brendan Brennan and Dr Steve Cutler, which were paid during 2015 under the terms of the 2012 long-term incentive plan. **Includes an amount of $386,000 payable in respect of the additional 2014 bonus plan.

Summary compensation table - Year ended December 31, 2014
Name & principal position	Year	Salary	Bonus**	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2014	1,184	5,427*	148	47	6,806	5,415	-	12,221
Brendan Brennan, Chief Financial Officer	2014	478	1,333*	60	31	1,902	1,002	-	2,904
Dr. Steve Cutler Chief Operating Officer	2014	703	2,291*	175	30	3,199	2,823	-	6,022
Total	2014	2,365	9,051	383	108	11,907	9,240	-	21,147
*	Includes $3.6 million, $0.9 million and $1.4 million respectively for Ciaran Murray, Brendan Brennan and Dr Steve Cutler, payable in respect of the additional 2014 bonus plan.
**
Excludes $2.0 million, $0.5 million and $0.8 million respectively for Ciaran Murray, Brendan Brennan and Dr Steve Cutler, which were paid during 2014 under the terms of the 2012 long-term incentive plan.

Director Compensation
Summary compensation table - Year ended December 31, 2015
Name	Year	Salary	Company pension contribution	All other compensation **	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch	2015	-	-	-	-	75	512	587
Ciaran Murray	2015	1,238	155	2,614	4,007	6,839	-	10,846
John Climax	2015	-	-	-	-	69	75	144
Ronan Lambe	2015	-	-	-	-	69	75	144
Dermot Kelleher	2015	-	-	-	-	69	96	165
Declan McKeon	2015	-	-	-	-	71	121	192
William Hall	2015	-	-	-	-	75	121	196
Mary Pendergast	2015	-	-	-	-	57	88	145
Hugh Brady	2015	-	-	-	-	57	63	120
Dr. Steve Cutler*	2015	766	201	1,672***	2,639	4,298	-	6,937
Total	2015	2,004	356	4,286	6,646	11,679	1,151	19,476
* Appointed to the Board in November 2015 ** Excludes $1.8 million and $0.8 million respectively for Ciaran Murray and Dr Steve Cutler paid during 2015 under the terms of the 2012 long-term incentive plan. ***Includes an amount of $386,000 payable in respect of the additional 2014 bonus plan.
Summary compensation table - Year ended December 31, 2014

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch	2014	-	-	-	-	36	601	637
Ciaran Murray	2014	1,184	148	5,474****	6,806	5,415	-	12,221
John Climax	2014	-	-	-	-	30	68	98
Ronan Lambe	2014	-	-	-	-	30	68	98
Dermot Kelleher	2014	-	-	-	-	30	88	118
Declan McKeon	2014	-	-	-	-	34	113	147
Cathrin Petty*	2014	-	-	-	-	44	3	47
William Hall	2014	-	-	-	-	34	109	143
Mary Pendergast**	2014					16	71	87
Hugh Brady ***	2014	-	-	-	-	16	40	56
Total	2014	1,184	148	5,474	6,806	5,685	1,161	13,652
*     Resigned on January 24, 2014 ** Appointed February 18, 2014  ***Appointed April 29, 2014****     Includes $3.6 million payable in respect of the additional 2014 bonus plan.

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Thomas Lynch
Mr. Thomas Lynch has served as Chairman of the Board of the Company since January 2013 and has served as an outside Director of the Company since August 1994. The arrangements with Mr. Lynch provide for the payment to him of Director fees of €463,500 (at average exchange rate for the year: $510,000) per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 23, 2016 25,000 ordinary share options at exercise prices ranging from $20.28 to $68.39 per share.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of $1,287,000 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of €25,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at March 23, 2016 358,805 ordinary share options at exercise prices ranging from $16.80 to $71.95 per share, 81,445 Restricted Share Units which vest on various dates between May 2016 and March 2019 and 209,765 (up to a maximum of 419,530 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2019 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board.  The agreement with Mr. Murray includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $508,518 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at March 23, 2016 61,952 ordinary share options at exercise prices ranging from $20.28 to $71.95 per share, 16,682 Restricted Share Units, which vest on various dates between May 2016 and March 2019, and 40,091 (up to a maximum of 80,182 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2019 subject to the fulfillment of certain performance conditions.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board.  The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. Steve Cutler
Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014. Prior to this appointment he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The service agreement with Dr. Cutler is terminable on 180 days’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $772,500 and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at March 23, 2016 179,181 ordinary share options at exercise prices ranging from $17.17 to $71.95 per share, 44,239 Restricted Share Units which vest on various dates between May 2016 and March 2019 and 111,664 (up to a maximum of 223,328 based on certain performance conditions) Performance Share Units which vest between May 2016 and March 2019 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Director fees of $74,300 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 23, 2016 78,500 ordinary share options at exercise prices ranging from $15.84 to $68.39 per share.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside Director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of Director fees of $74,300 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at March 23, 2016 30,500 ordinary share options at exercise prices ranging from $20.28 to $68.39 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of Director fees of $94,300 per annum. He was previously granted and held at March 23, 2016 24,400 ordinary share options at an exercise price ranging from $20.28 to $68.39.

Mr. Declan McKeon
Mr. Declan McKeon has served as an outside Director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of Directors fees of $119,300 per annum.  He was previously granted and held at March 23, 2016 29,500 ordinary share options at exercise prices ranging from $20.28 to $68.39.

Professor William Hall
Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $119,300 per annum. He was previously granted and held at March 23, 2016 27,500 ordinary share options at exercise prices ranging from $32.37 to $68.39.

Ms. Mary Pendergast
Ms. Mary Pendergast has served as an outside Director of the Company since February 2014.  The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $86,800 per annum. She was previously granted and held at March 23, 2016 20,000 ordinary share options at exercise prices ranging from $40.83 to $68.39.

Dr. Hugh Brady
Dr. Hugh Brady has served as an outside Director of the Company since April 2014.  The arrangements with Dr. Brady provide for the payment to him of Directors fees of $61,800 per annum. He was previously granted and held at March 23, 2016 20,000 ordinary share options at exercise prices ranging from $40.83 to $68.39.

Employees

At December 31, 2015, December 31, 2014 and December 31, 2013 we employed approximately 11,900, 10,600 and 10,300 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of March 23, 2016 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Thomas Lynch	4	-
Mr. Ciaran Murray	53,898	0.1%
Mr. Brendan Brennan	5,950	-
Dr. Steve Cutler	9,365	-
Dr. John Climax	1,015,211	1.84%
Dr. Ronan Lambe	400	-
Professor Dermot Kelleher	-	-
Mr. Declan McKeon	-	-
Professor William Hall	-	-
Ms. Mary Pendergast	-	-
Dr. Hugh Brady	-	-

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of March 23, 2016 regarding beneficial ownership of restricted share units (“RSU’s”) and performance share units (“PSU’s”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSU’s (1)	Vesting Date	No. of PSU’s (1)	Vesting Date
Mr. Ciaran Murray	31,149 8,471 8,294 8,471 8,294 8,472 8,294	May 1, 2016 May 3, 2016 March 4, 2017 May 3, 2017 March 4, 2018 May 3, 2018 March 4, 2019	62,299 63,638 42,358 41,470	May 1, 2016 March 3, 2017 May 3, 2018 March 4, 2019
Mr. Brendan Brennan	6,325 1,486 1,965 1,486 1,965 1,489 1,966	May 1, 2016 May 3, 2016 March 4, 2017 May 3, 2017 March 4, 2018 May 3, 2018 March 4, 2019	12,650 10,179 7,435 9,827	May 1, 2016 March 3, 2017 May 3, 2018 March 4, 2019
Dr. Steve Cutler	17,415 4,517 4,423 4,517 4,423 4,520 4,424	May 1, 2016 May 3, 2016 March 4, 2017 May 3, 2017 March 4 2018 May 3, 2018 March 4, 2019	34,831 32,125 22,591 22,117	May 1, 2016 March 3, 2017 May 3, 2018 March 4, 2019

(1)
Of the issued PSU’s, performance conditions will determine how many vest. If performance targets are exceeded, additional PSU’s will be issued and will vest in accordance with the terms of the relevant PSU award.

Share Options

The following table sets forth certain information as of March 23, 2016 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price		Expiration Date

Mr. Thomas Lynch	400		$20.28	March 3, 2019
	800		$22.30	April 27, 2020
	3,800		$32.37	May 1, 2021
	10,000 10,000	$ $	40.83 68.39	May 23, 2022 March 18, 2023

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Ciaran Murray	6,000		$20.28	March 3, 2019
	60,000		$16.80	October 31, 2019
	20,000		$22.30	April 27, 2020
	77,873		$32.37	May 1, 2021
	25,076		$47.03	March 3, 2022
	53,828 58,593	$ $	48.67 68.39	March 17, 2022 March 18, 2023
	57,435		$71.95	March 4, 2024

Mr. Brendan Brennan	1,000		$20.28	March 3, 2019
	8,000		$20.59	February 22, 2020
	15,813 4,213 9,030 10,285	$ $ $ $	32.37 47.03 48.67 68.39	May 1, 2021 March 3, 2022 March 17, 2022 March 18, 2023
	13,611		$71.95	March 4, 2024

Dr. Steve Cutler	12,000 12,000 43,539 15,823 33,937 31,250	$ $ $ $ $ $	17.17 20.59 32.37 47.03 48.67 68.39	November 7, 2019 February 22, 2020 May 1, 2021 March 3, 2022 March 17, 2022 March 18, 2023
	30,632		$71.95	March 4, 2024

Dr. John Climax	50,000		$15.84	April 30, 2017
	2,000		$24.46	March 4, 2018
	2,000		$20.28	March 3, 2019
	2,000		$22.30	April 27, 2020
	2,500 10,000 10,000	$ $ $	32.37 40.83 68.39	May 1, 2021 May 23, 2022 March 18, 2023

Dr. Ronan Lambe	2,000		$22.26	February 25, 2017
	2,000		$24.46	March 4, 2018
	2,000		$20.28	March 3, 2019
	2,000		$22.30	April 27, 2020
	2,500 10,000 10,000	$ $ $	32.37 40.83 68.39	May 1, 2021 May 23, 2022 March 18, 2023

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Professor Dermot Kelleher	400		$24.46	March 4, 2018
	800		$20.28	March 3, 2019
	1,200		$22.30	April 27, 2020
	2,000 10,000 10,000	$ $ $	32.37 40.83 68.39	May 1, 2021 May 23, 2022 March 18, 2023

Mr. Declan McKeon	3,000		$29.45	April 29, 2018
	2,000		$20.28	March 3, 2019
	2,000 2,500 10,000		$22.30 $32.37 $40.83	April 27, 2020 May 1, 2021 May 23, 2022
	10,000		$68.39	March 18, 2023

Professor William Hall	7,500		$32.37	May 1, 2021
	10,000		$40.83	May 23, 2022
	10,000		$68.39	March 18, 2023

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023

Dr. Hugh Brady	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023

(1)       The title of securities covered by all of the above options are non qualified.

Equity Incentive Plans

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015 the 2013 RSU Plan was amended and restated in order to increase the number of ordinary shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.  The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

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

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an a nonqualified stock option, or NSO and not an incentive stock option as described in Section 422  of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2015 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of March 23, 2016 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
WCM Investment Management (2)	4,584,348	8.33%
EARNEST Partners, LLC (2)	4,453,885	8.09%
Neuberger Berman, LLC (2)	4,113,018	7.47%
Boston Partners (2)	3,349,120	6.08%
All Directors, officers and other key employees as a group (3)	2,899,778	5.27%

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

(3)
Includes 889,817 ordinary shares issuable upon the exercise of stock options granted by the Company, 153,788 RSU’s awarded by the Company to directors, officers and other key employees and 770,270 PSU’s awarded by the Company to Directors, officers and other key employees. Of the issued PSU’s, performance conditions will determine how many of them vest and, if performance targets are exceeded, additional PSU’s will be issued and vest in accordance with the terms of the relevant PSU award.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Related Party Transactions

On July 19, 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from August 1, 2012, at an agreed fee of €265,000 ($350,000) per annum.  This arrangement expired in August, 2014.

Subsidiaries of the Company earned revenue of $221,000 from GW Pharmaceuticals plc in the normal course of business.  There were backlog awards at December 31, 2015 of $88,000.  Tom Lynch, Chairman of the Company is a non-executive Director of GW Pharmaceuticals plc.  The contract terms were agreed on an arm’s length basis.

Subsidiaries of the Company earned revenue of $100,000 (2014: $300,000) from Dignity Sciences Limited during the year.  Dr. John Climax is a director and both Dr. John Climax and Dr. Ronan Lambe are shareholders of Dignity Sciences Limited.  The contract terms were agreed on an arm’s length basis.

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

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period

December 31, 2011	$26.22	$15.03
December 31, 2012	$28.93	$16.73
December 31, 2013	$44.23	$26.70
December 31, 2014	$59.81	$35.33
December 31, 2015	$84.14	$50.91
Quarter Ending	High Sales Price During Period	Low Sales Price During Period

Mar 31, 2014	$50.00	$38.91
June 30, 2014	$49.39	$35.33
Sept 30, 2014	$57.98	$45.50
Dec 31, 2014	$59.81	$49.75
Mar 31, 2015	$72.40	$50.91
June 30, 2015	$71.80	$62.36
Sept 30, 2015	$84.14	$64.27
Dec 31, 2015	$78.88	$63.20
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2015	$81.90	$64.27
Aug 31, 2015	$84.14	$71.08
Sept 30, 2015	$82.47	$67.47
Oct 31, 2015	$74.12	$63.20
Nov 30, 2015	$75.01	$63.92
Dec 31, 2015	$78.88	$71.90

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

Limitations on the Right to Own Shares
There are no limitations on the right to own shares in the Articles of Association of the Company.

Disclosure of Share Ownership
Under Irish law, the Company can require parties to disclose their interests in shares. The Articles of Association of the Company entitle the Directors to require parties to provide details regarding their identity and the nature and extent of any interest which such parties hold in Ordinary Shares. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total issued share capital of the Company, he must notify the Company of that. The Company would also need to be notified of the acquisition by an existing substantial (i.e. 3% plus) shareholder, of every movement of one whole percentage integer (e.g. 3.9% to 4.1% but not 4.1% to 4.9%) or more.

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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons and activities in Sudan, the Republic of Guinea, Côte d’Ivoire, Libya, Iraq, the Democratic People's Republic of Korea, certain activities, persons and entities in Syria and Iran; certain persons and entities associated with the Taliban in Afghanistan; certain persons, entities and bodies in Ukraine; and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in a particular account period results in a tax credit of 25% of that expenditure.

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

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) of up to 4% and the Universal Social Charge (“USC”) of up to 11% (up to 15% in total).

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

The tax-free threshold amounts that apply are:
●	€15,075 in the case of persons who are not related to one another;
●	€30,150 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and
●
€280,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after 14 October 2015. This threshold was €225,000 prior to 14 October 2015

Gifts and inheritances passing between spouses are exempt from CAT.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, or Euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2015	2014	2015	2014

Euro:USD	1.1123	1.3361	1.0862	1.2098

Pound Sterling:USD	1.5307	1.6548	1.4736	1.5577

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

In December 2015 we issued $350m in the private placement market, the rate on these senior notes is fixed at 3.64% for the five year term. The interest rate is further reduced by an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”.  The realized gain related to this derivative is recorded within other comprehensive income and is amortized over the life of the Senior Notes.  The effective rate on our 5 year Senior Notes is fixed at 3.37%.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2015	Interest Change 1% increase in market interest rate	Interest Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)

Interest Income	$1,306	$3,521	$-
Interest Expense	$(3,992)	$(4,318)	$(3,748)
	$(2,686)	$(797)	$(3,748)

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2015. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management’s Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 81 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 83 of this Form 20-F.

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

Item 16B.   Code of Ethics

We adopted the code of ethics on March 22, 2011, which replaced our previous Code of Ethics. The Code of Ethics applies to all ICON employees.

We amended the Code of Ethics in October 2014 to reflect the adoption of our Ethics Line Charter. The charter provides, among other things, details on the types of issues that should be reported and how and when to report such issues.  There are no waivers from the provisions of the Code of Ethics that are required to be disclosed.

This code is available on our website at the following address:

http://investor.iconplc.com/governance.cfm

Item 16C.   Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2015 and December 31, 2014, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2015 and December 31, 2014 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2015		12 month period ended December 31, 2014
	(in thousands)		(in thousands)
Audit fees (1)	$1,666	53%	$2,149	54%
Audit related fees (2)	181	6%	156	4%
Tax fees (3)	1,294	41%	1,704	42%
Total	$3,141	100%	$4,009	100%

(1)	Audit fees include annual audit fees for the Company and its subsidiaries.

(2)	Audit related fees principally consisted of fees for financial due diligence services, fees for audit of the financial statements of employee benefit plans and fees for pension review.

(3)	Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves on an annual basis the audit and non-audit services provided to the Company by its auditors.

Such annual pre-approval is given with respect to particular services. The Audit Committee, on a case-by-case basis, may approve additional services not covered by the annual pre-approval, as the need for such services arises.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Plans
	(in thousands, except per share data)

January 1/1 - 1/31	-	-	-	$-	$-
February 2/1 – 2/28	-	-	-	-	-
March 3/1 – 3/31	-	-	-	-	-
April 4/1 – 4/30	-	-	-	-	-
May 5/1 – 5/31	646,829	$65.57	646,829	$42,416	$415,476
June 6/1 – 6/30	235,590	$65.69	235,590	$15,476	$400,000
July 7/1 – 7/31	-	-	-	-	$400,000
August 8/1 – 8/31	1,649,027	$79.90	1,649,027	$131,752	$268,248
September 9/1 – 9/30	1,255,143	$77.73	1,255,143	$97,565	$170,683
October 10/1 – 10/31	968,075	$70.20	968,075	$67,955	$102,728
November 11/1 – 11/30	713,955	$67.98	713,955	$48,537	$54,191
December 12/1 – 12/31	729,862	$74.25	729,862	$54,191	$0
	6,198,481	$73.87	6,198,481	$457,892	$0

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million.  The share buyback program was completed in December 2015.  During the year ended December 31, 2015, the Company redeemed a total of 6,198,481 ordinary shares for a total consideration of $457.9 million.

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

Item 16G. Corporate Governance

See Item 10 “Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules”.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements

See item 18.

Item 18. Financial Statements

Reference is made to pages 81 to 130 of this Form 20-F.

Item 19. Financial Statements and Exhibits

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2015 and December 31, 2014

Consolidated Statements of Operations for the years ended December 31, 2015, December 31, 2014 and December 31, 2013

Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013

Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013

Consolidated Statements of Cash Flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).
12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1 23.1*	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith). Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2015 the Company’s internal control over financial reporting was effective.  In addition, there have been no changes in the Company’s internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to affect materially, the Group’s internal control over financial reporting.

KPMG, which has audited the consolidated financial statements of the Company for the year ended December 31, 2015, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States) and their report is included at page 83.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Directors and Shareholders of ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 23, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG

Dublin, Ireland
March 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders of ICON plc:

We have audited ICON plc’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2015 and our report dated March 23, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG

Dublin, Ireland
March 23, 2016

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2015	2014
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$103,911	$118,900
Short term investments - available for sale (Note 3)	85,990	97,100
Accounts receivable, net	409,165	370,956
Unbilled revenue	173,649	146,163
Other receivables	30,935	17,491
Deferred tax asset (Note 13)	-	24,716
Prepayments and other current assets	37,822	28,465
Income taxes receivable (Note 13)	22,961	15,716
Total current assets	864,433	819,507
Other Assets:
Property, plant and equipment, net (Note 6)	150,218	148,185
Goodwill (Note 4)	588,434	463,324
Non-current other assets	11,591	11,583
Non-current income taxes receivable (Note 13)	11,362	15,060
Non-current deferred tax asset (Note 13)	26,738	21,472
Intangible assets (Note 5)	66,127	49,719
Total Assets	$1,718,903	$1,528,850
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,021	$2,793
Payments on account	318,697	280,097
Other liabilities (Note 7)	231,879	251,091
Deferred tax liability (Note 13)	-	229
Income taxes payable (Note 13)	14,203	4,149
Total current liabilities	571,800	538,359
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 20)	350,000	-
Non-current other liabilities (Note 8)	12,224	13,179
Non-current government grants (Note 11)	959	1,116
Non-current income taxes payable (Note 13)	16,180	12,389
Non-current deferred tax liability (Note 13)	4,644	13,601
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
54,958,912 shares issued and outstanding at December 31, 2015 and 60,106,780 shares issued and outstanding at December 31, 2014.	4,679	5,037
Additional paid-in capital	383,395	327,234
Capital redemption reserve (Note 12 (a))	715	305
Accumulated other comprehensive income (Note 19)	(61,636)	(37,555)
Retained earnings	435,943	655,185
Total Shareholders’ Equity	763,096	950,206
Total Liabilities and Shareholders’ Equity	$1,718,903	$1,528,850
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2015	2014	2013

	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,161,618	$2,030,286	$1,784,345
Reimbursable expenses	(586,640)	(526,970)	(448,287)
Net revenue	1,574,978	1,503,316	1,336,058
Costs and expenses:
Direct costs	908,979	903,167	845,413
Selling, general and administrative	326,786	336,461	313,931
Depreciation and amortization	57,677	52,542	46,514
Restructuring and other items, net (Note 14)	-	8,796	9,033
Total costs and expenses	1,293,442	1,300,966	1,214,891

Income from operations	281,536	202,350	121,167
Interest income	1,306	1,151	986
Interest expense	(3,992)	(785)	(1,288)

Income before provision for income taxes	278,850	202,716	120,865
Provision for income taxes (Note 13)	(39,311)	(30,248)	(18,053)

Net income	$239,539	$172,468	$102,812

Net income per ordinary share:
Basic	$4.08	$2.80	$1.69

Diluted	$3.97	$2.73	$1.65

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (u))	58,746,935	61,496,115	60,907,274

Diluted (Note 2 (u))	60,290,033	63,131,417	62,253,251

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2015	2014	2013

	(in thousands, except share and per share data)

Net income	$239,539	$172,468	$102,812
Currency translation adjustment	(35,105)	(45,038)	10,725
Currency impact of long-term funding	7,342	9,806	(1,046)
Tax on currency impact of long term funding	(3,574)	(178)	(87)
Unrealized capital (loss)/gain – investments	(54)	20	(239)
Actuarial gain/(loss) on defined benefit pension plan	2,693	(4,125)	1,383
Gain on interest rate hedge	4,617	-	-

Total comprehensive income	$215,458	$132,953	$113,548

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2012	60,287,498	$5,067	$237,217	$100	$(8,776)	$520,967	$754,575
Comprehensive Income:
Net income	-	-	-	-	-	$102,812	$102,812
Currency translation adjustment	-	-	-	-	10,725	-	10,725
Currency impact of long-term funding	-	-	-	-	(1,046)	-	(1,046)
Tax on currency impact of long-term funding	-	-	-	-	(87)	-	(87)
Unrealized capital gain - investments	-	-	-	-	(239)	-	(239)
Actuarial gain on defined benefit pension plan	-	-	-	-	1,383	-	1,383
Total comprehensive income							113,548
Exercise of share options	1,249,759	101	26,888	-	-	-	26,989
Issue of restricted share units	50,000	-	4	-	-	-	4
Share based compensation expense	-	-	13,882	-	-	-	13,882
Share issue costs	-	-	(70)	-	-	-	(70)
Excess tax benefit on exercise of options	-	-	1,651		-	-	1,651
Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579
Comprehensive Income:
Net income	-	-	-	-	-	$172,468	$172,468
Currency translation adjustment	-	-	-	-	(45,038)	-	(45,038)
Currency impact of long-term funding	-	-	-	-	9,806	-	9,806
Tax on currency impact of long- term funding	-	-	-	-	(178)	-	(178)
Unrealized capital gain - investments	-	-	-	-	20	-	20
Actuarial gain on defined benefit pension plan	-	-	-	-	(4,125)	-	(4,125)
Total comprehensive income							132,953
Exercise of share options	926,407	74	22,182	-	-	-	22,256
Issue of restricted share units	233,726	-	18	-	-	-	18
Share based compensation expense	-	-	23,078	-	-	-	23,078
Share issue costs	-	-	(20)	-	-	-	(20)
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	(1,032)	(1,032)
Excess tax benefit on exercise of equity compensation	-	-	2,404	-	-	-	2,404
Balance at December 31, 2014	60,106,780	$5,037	$327,234	$305	$(37,555)	$655,185	$950,206

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2014	60,106,780	$5,037	$327,234	$305	$(37,555)	$655,185	$950,206
Comprehensive Income:
Net income	-	-	-	-	-	$239,539	$239,539
Currency translation adjustment	-	-	-	-	(35,105)	-	(35,105)
Currency impact of long-term funding	-	-	-	-	7,342	-	7,342
Tax on currency impact of long-term funding	-	-	-	-	(3,574)	-	(3,574)
Unrealized capital loss - investments	-	-	-	-	(54)	-	(54)
Actuarial gain on defined benefit pension plan	-	-	-	-	2,693	-	2,693
Gain on interest rate hedge	-	-	-	-	4,617	-	4,617
Total comprehensive income							215,458
Exercise of share options	773,753	52	20,929	-	-	-	20,981
Issue of restricted/performance share units	276,860	-	18	-	-	-	18
Share based compensation expense	-	-	33,317	-	-	-	33,317
Share issue costs	-	-	(8)	-	-	-	(8)
Repurchase of ordinary shares	(6,198,481)	(410)	-	410	-	(457,892)	(457,892)
Share repurchase costs	-	-	-	-	-	(889)	(889)
Excess tax benefit on exercise of equity compensation	-	-	1,905	-	-	-	1,905

Balance at December 31, 2015	54,958,912	$4,679	$383,395	$715	$(61,636)	$435,943	$763,096

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31
	2015	2014	2013
		(in thousands)
Cash flows from operating activities:
Net income	$239,539	$172,468	$102,812
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	55	248	662
Depreciation expense	40,210	42,200	38,975
Amortization of intangibles	17,467	10,342	7,539
Amortization of government grants	53	(213)	(349)
Amortization of gain on interest rate hedge	(41)	-	-
Stock compensation expense	33,317	22,742	14,220
Deferred taxes	3,157	(7,900)	(10,583)
Changes in assets and liabilities:
Increase in accounts receivable	(18,671)	(7,032)	(37,538)
Increase in unbilled revenue	(29,281)	(13,671)	(4,015)
Increase in other receivables	(14,519)	(4,259)	(1,638)
Increase in prepayments and other current assets	(8,631)	(3,574)	(898)
Increase in other non current assets	(55)	(2,264)	(1,146)
Increase/(decrease) in payments on account	34,644	(47,548)	76,066
(Decrease)/increase in other current liabilities	(26,266)	15,111	43,291
Increase in other non current liabilities	6,378	1,283	899
Increase/(decrease) in income taxes payable	(949)	3,021	(5,013)
Increase/(decrease) in accounts payable	3,124	(11,006)	(2,057)
Net cash provided by operating activities	279,531	169,948	221,227
Cash flows from investing activities:
Purchase of property, plant and equipment	(49,730)	(32,779)	(29,488)
Purchase of subsidiary undertakings and acquisition costs	(166,292)	(124,301)	(93,553)
Cash acquired with subsidiary undertaking	194	3,527	1,039
Sale of short term investments	25,250	102,565	109,795
Purchase of short term investments	(14,194)	(61,328)	(172,168)
Net cash used in investing activities	(204,772)	(112,316)	(184,375)
Cash flows from financing activities:
Drawdown of credit lines and facilities	851,500	-	-
Repayment of credit lines and facilities	(501,500)	-	-
Proceeds from the exercise of equity compensation	20,999	22,274	26,993
Share issuance costs	(8)	(20)	(70)
Excess tax benefit on exercise of equity compensation	1,905	2,404	1,651
Repurchase of ordinary shares	(457,892)	(140,030)	-
Share repurchase costs	(889)	(1,032)	-
Receipt of government grant	-	-	225
Repayment of government grant	(159)	-	-
Proceeds from interest rate hedge	4,658	-	-
Net cash (used in)/provided by financing activities	(81,386)	(116,404)	28,799
Effect of exchange rate movements on cash	(8,362)	(4,847)	2,821
Net (decrease)/increase in cash and cash equivalents	(14,989)	(63,619)	68,472
Cash and cash equivalents at beginning of year	118,900	182,519	114,047
Cash and cash equivalents at end of year	$103,911	$118,900	$182,519

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2015 we had approximately 11,900 employees, in 90 locations in 37 countries. During the year ended December 31, 2015, we derived approximately 41.3%, 48.3% and 10.4% of our net revenue in the United States, Europe and Rest of World, respectively.

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

(b)           Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principle management estimates and judgments used in preparing the financial statements relate to revenue recognition, taxation, goodwill and business combinations.

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

(f)           Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $4,513,750, $3,563,900 and $5,195,120 for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 respectively.

(g)           Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income.  Amounts credited or charged to the statement of operations for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 were as follows:

	Year ended December 31,
	(in thousands)
	2015	2014	2013
Amounts (credited)	$(3,608)	$(5,942)	$(1,233)

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

 (j)           Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.  Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

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

(n)           Inventory

Inventory is valued at the lower of cost and market value and after provisions for obsolescence. Cost of inventories comprises the purchase price and attributable costs, less trade discounts.  At December 31, 2015 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $1.8 million (2014: $1.7 million).

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

(q)           Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.  Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the consolidated balance sheet.

On November 21, 2015 FASB issued ASU 2015-17 on the balance sheet classification of deferred taxes.  The new standard requires that all deferred taxes are presented as noncurrent in a classified statement of financial position.  The new guidance is effective for public business entities for annual periods beginning after December 15, 2016 and for nonpublic business entities for annual periods beginning after December 15, 2017.  Early adoption is available for all entities for any set of financial statements that had not been released as at November 21, 2015 with an option to apply on either a prospective or a retrospective basis. The Company has elected for early adoption of ASU 2015 – 17 on a prospective basis for all financial statements issued after November 21, 2015. The effect of this is that all deferred tax assets and liabilities are classified as noncurrent assets and liabilities in the December 31, 2015 balance sheet. As ASU 2015-17 is being adopted on a prospective basis there is no impact on prior period financial statements.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2015	2014	2013
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	58,746,935	61,496,115	60,907,274
Effect of dilutive share options outstanding	1,543,098	1,635,302	1,345,977
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	60,290,033	63,131,417	62,253,251

(v)           Share-based compensation

The Company accounts for its share options, restricted share units (“RSU’s”) and performance share units (“PSU’s”) in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and Directors is measured and recognized based on estimated grant date fair values. These equity-settled awards include employee share options, RSU’s and PSU’s.

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

(w)           Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less selling costs.

(x)           Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposures to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2015, December 31, 2014 or December 31, 2013.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument’s effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of Other Comprehensive Income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations.

(y)           Financing costs and gain on interest rate hedge

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement.  The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

On October 5 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured on November 17, 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”.  The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge were received on maturity in November 2015 and are recorded within Other Comprehensive Income.  The realized gain will be amortized to the income statement, net against interest payable, over the period of the Senior Notes.

Deferred financing costs (including issue costs relating to the Senior Notes) are reported at cost less accumulated amortization and the related amortization expense is included in interest expense, in our consolidated statement of income.

 (y)           Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2015	2014
	(in thousands)

At start of year	$97,100	$138,317
Additions	14,194	61,328
Disposals	(25,250)	(102,565)
Unrealized capital (loss)/gain – investments	(54)	20
At end of year	$85,990	$97,100

The Company classifies its short term investments as available for sale.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.  Short term investments at December 31, 2015 have an average maturity of 1.35 years compared to 1.7 years at December 31, 2014. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders’ equity. Any differences between the cost and fair value of investments are represented by accrued interest. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

4. Goodwill

	December 31,	December 31,
	2015	2014
	(in thousands)
Opening goodwill	$463,324	$357,523
Current year acquisitions (note 4 (a) and (b))	133,123	121,209
Prior period acquisition (note 4(c))	4,418	-
Foreign exchange movement	(12,431)	(15,408)
Closing goodwill	$588,434	$463,324

The Company has made a number of strategic acquisitions since inception to enhance its capabilities and experience in certain areas of the clinical development process.  Goodwill arising on acquisition represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed.  Goodwill primarily comprises of the acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.

The Company acquired PMG and MediMedia Pharma Solutions during the year-ended December 31, 2015 resulting in recognition of goodwill of $41.0 million and $92.1 million (note 4(a) and note 4 (b)) respectively.

The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment.  The results of the Company’s goodwill impairment testing during the year ended December 31, 2015 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisitions of PMG

On December 4, 2015 the Company acquired PMG for cash consideration of $53.7 million.  The Company also made certain payments on behalf of PMG totalling $9.9 million.  PMG is an integrated network of 48 clinical research sites in North Carolina, South Carolina, Tennessee and Illinois.  The site network includes wholly owned facilities and dedicated clinical research sites.  PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies.  It has a proprietary database of clinical trial participants.   It also has access to in excess of 2 million active patients via electronic medical records through its partnerships with healthcare institutions and community physical practices.   The acquisition agreement provides for working capital targets to be achieved by PMG within 90 days of acquisition.

The acquisition of PMG has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations.  The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.  The table following summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

December 4,
2015
(in thousands)
Cash	$194
Property, plant and equipment	712
Goodwill*	41,039
Intangible asset**	10,259
Accounts receivable	12,997
Prepayments and other current assets	1,329
Accounts payable	(530)
Other liabilities	(2,459)
Net assets acquired	63,541

Cash consideration	53,681
Other liabilities assumed	9,860
Total cash outflows	63,541
*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development.
**The Company has estimated a separate intangible asset (in respect of customer lists acquired) of $10.3 million.  This assessment is under review and will be finalized within 12 months of the date of acquisition.

The proforma effect of the PMG acquisition if completed on January 1, 2015 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2015 and December 31, 2014 as follows:

	Year Ended
	December 31,
	2015	2014
	(in thousands)
Net revenue	$1,601,891	$1,527,685
Net income	$243,004	$172,390
Basic earnings per share	$4.14	$2.80
Diluted earnings per share	$4.03	$2.73

(b) Acquisitions of MediMedia Pharma Solutions

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for cash consideration of $104.8 million (net of working capital adjustments of $3.9 million).  In addition to the cash consideration, certain payments were made on behalf of MediMedia Pharma Solutions on completion totalling $11.3 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement also provides for certain working capital targets to be achieved by MediMedia Pharma Solutions.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

February 27,
2015
(in thousands)
Property, plant and equipment	$1,049
Goodwill*	92,084
Customer lists	22,752
Order backlog	2,521
Accounts receivable	5,240
Unbilled Revenue	4,324
Prepayments and other current assets	621
Accounts payable	(749)
Payments on account	(4,186)
Deferred tax liability	(2,171)
Other liabilities	(5,483)
Net assets acquired	$116,002

Cash consideration	$108,717
Other liabilities assumed**	11,283
Gross cash outflows	120,000
Working capital adjustment	(3,998)
Net cash outflows	$116,002

*
Goodwill represents the acquisition of an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications comprises an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.

**	Payments made at acquisition date of $11.3 million were in respect of certain one-time liabilities at the acquisition date which have subsequently been discharged.

The proforma effect of the MediMedia Pharma Solutions acquisition if completed on January 1, 2015 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2015 and December 31, 2014 as follows:

	Year Ended
	December 31,
	2015	2014
	(in thousands)
Net revenue	$1,581,816	$1,556,936
Net income	$239,361	$179,289
Basic earnings per share	$4.07	$2.92
Diluted earnings per share	$3.97	$2.84

(c) Acquisitions of Aptiv Solutions

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for cash consideration of $143.5 million, including certain payments to be made on behalf of the company on completion totaling $22.4 million. The acquisition agreement provided for working capital targets to be achieved.  On March 25, 2015, the Company received $1.9 million in respect of these targets on completion of the working capital review.  Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategies to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

The acquisition of Aptiv has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and the liabilities assumed:

May 7,
2014
(in thousands)
Property, plant and equipment	$6,924
Goodwill*	125,627
Customer relationships	21,400
Order backlog	7,900
Cash and cash equivalents	3,484
Accounts receivable	25,091
Unbilled revenue	21,154
Prepayments and other current assets	4,180
Non-current assets	2,911
Accounts payable	(9,565)
Other liabilities	(29,782)
Payments on account	(31,094)
Non-current other liabilities	(11,303)
Loan notes payable**	(17,790)
Net assets acquired	$119,137

Cash consideration	$143,500
Working capital adjustment	(1,964)
141,536
Adjustments to cash consideration**	(22,399)
Net purchase consideration	$119,137

*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development.  Goodwill related to the US portion of the business acquired is tax deductible.
**Adjustments to cash consideration represent certain one-time liabilities (including loan notes) identified at the acquisition date which have subsequently been paid.

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

(d) Acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

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

February 15,
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

The proforma effect of the clinical trial services division of Cross Country Healthcare, Inc acquisition if completed on January 1, 2012 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2012 and December 31, 2013 as follows:

	Year Ended
	December 31,
	2013	2012
	(in thousands)
Net revenue	$1,343,996	$1,182,734
Net income	$103,133	$58,944
Basic earnings per share	$1.69	$0.98
Diluted earnings per share	$1.66	$0.98

5. Intangible Assets

	December 31,	December 31,
	2015	2014
Cost	(in thousands)
Customer relationships acquired	$90,541	$36,130
Technology asset acquired	11,169	11,169
Order backlog	13,592	3,171
Tradenames acquired	1,357	1,357
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
Aptiv intangible asset	-	30,037
Foreign exchange movement	(5,092)	(2,769)
Total cost	113,381	80,909
Accumulated amortization	(49,587)	(32,120)
Foreign exchange movement	2,333	930
Net book value	$66,127	$49,719

On December 4, 2015 the Company acquired PMG, an integrated network of 48 clinical research sites in North Carolina, South Carolina, Tennessee and Illinois.  The site network includes wholly owned facilities and dedicated clinical research sites.  PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies.  The value of certain customer relationships identified of $10.3 million is being amortized over approximately 6 years, the estimated period of benefit.  $170,000 has been amortized in the period since the date of acquisition.

On February 27, 2015 the Company acquired MediMedia Pharma Solutions.  Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.  The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $4.8 million has been amortized in the period since the date of acquisition.

On May 7, 2014 the Company acquired Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit.  $9,484,000 has been amortized in the period since the date of acquisition.

On February 15, 2013 the Company acquired the Clinical Trial Services division of Cross Country Healthcare, Inc.  Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision (“FSP”). The value of certain customer relationships and order backlog identified of $3.3 million and $0.6 million respectively are being amortized over approximately 3 years and 1 year, the estimated period of benefit. $3,763,000 has been amortized in the period since the date of acquisition.

On February 28, 2012 the Company acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 and 3 years, the estimated period of benefit.  $4,720,000 has been amortized in the period since the date of acquisition.

On February 15, 2012 the Company acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit.  $1,136,000 has been amortized in the period since the date of acquisition.

On July 14, 2011 the Company acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest tradename and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 and 1.2 years, the estimated period of benefit.  $11,103,000 has been amortized in the period since the date of acquisition.

On January 14, 2011 the Company acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 and 2 years, the estimated period of benefit.   $5,795,000 has been amortized in the period since the date of acquisition.

On November 14, 2008 the Company acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services.  The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit.  $5,792,000 has been amortized in the period since the date of acquisition.

On February 11, 2008 the Company acquired Healthcare Discoveries, a US provider of Phase I clinical trial services.  The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit.  The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit. $2,812,000 has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2016 to December 31, 2020 is as follows:

Year ended December 31, (in thousands)
2016	$15,599
2017	12,451
2018	11,034
2019	9,494
2020	9,215
$57,793

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2015	2014
	(in thousands)
Cost
Land	$3,464	$3,464
Building	80,861	88,580
Computer equipment and software	282,909	247,980
Office furniture and fixtures	65,152	64,690
Laboratory equipment	31,098	23,599
Leasehold improvements	20,647	19,516
Motor vehicles	47	47
	484,178	447,876
Less accumulated depreciation and asset write offs	(333,960)	(299,691)

Property, plant and equipment (net)	$150,218	$148,185

7. Other Liabilities

	December 31,	December 31,
	2015	2014
	(in thousands)

Personnel related liabilities	$159,339	$167,362
Facility related liabilities	22,517	19,862
General overhead liabilities	29,257	33,422
Other liabilities	18,607	26,631
Short term government grants (note 11)	43	110
Restructuring and other items (note 14)	2,116	3,704
	$231,879	$251,091

8. Other Non-Current Liabilities

	December 31,	December 31,
	2015	2014
	(in thousands)

Personnel related liabilities (note 9)*	3,187	1,059
Defined benefit pension obligations, net (note 9)	4,002	7,466
Other non-current liabilities	5,035	4,654

	$12,224	$13,179
*An amount of $764,000 was included within other liabilities in respect of the Company’s Swiss pension plan at December 31, 2014.  The total pension liability recorded at December 31, 2014 was $1,823,000.

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to the plan are recorded, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2013, December 31, 2014 and December 31, 2015 were $20,293,000, $22,582,000 and $21,874,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2013, December 31, 2014 and December 31, 2015 were $9,816,000, $10,514,000 and $12,802,000 respectively.

One of the Company’s subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2015, December 31, 2014 and December 31, 2013, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2015	December 31, 2014
	(in thousands)
Benefit obligation at beginning of year	$32,875	$24,958
Service cost	78	91
Interest cost	1,140	1,235
Plan participants’ contributions	26	44
Plan curtailments	-	359
Benefits paid	(1,111)	(68)
Actuarial (gain)/loss	(3,992)	8,270
Foreign currency exchange rate changes	(1,647)	(2,014)
Benefit obligation at end of year	$27,369	$32,875

Change in plan assets	December 31, 2015	December 31, 2014
	(in thousands)
Fair value of plan assets at beginning of year	$25,409	$21,422
Actual return on plan assets	277	5,424
Employer contributions	114	155
Plan participants’ contributions	26	44
Benefits paid	(1,111)	(68)
Foreign currency exchange rate changes	(1,348)	(1,568)
Fair value of plan assets at end of year	$23,367	$25,409

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2015	December 31, 2014
	(in thousands)
Projected benefit obligation	$(27,369)	$(32,875)
Fair value of plan assets	23,367	25,409
Funded status	$(4,002)	$(7,466)

Non-current other liabilities (note 8)	$(4,002)	$(7,466)

The following amounts were recorded in the consolidated statement of operations as components of the net periodic benefit cost:

	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Service cost	$78	$91	$251
Interest cost	1,140	1,235	1,005
Expected return on plan assets	(661)	(1,299)	(983)
Amortization of net loss	224	20	130
Curtailment loss	-	359	-
Net periodic benefit cost	$781	$406	$403

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2013, December 31, 2014 and December 31, 2015:

	December 31,	December 31,	December 31,
	2015	2014	2013
Discount rate	3.6%	4.7%	4.6%
Rate of compensation increase	3.6%	4.0%	3.4%
Expected rate of return on plan assets	2.7%	6.1%	5.7%

Accumulated other comprehensive income	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Actuarial (gain)/loss - benefit obligation	$(3,992)	$8,270	$680
Actuarial loss/(gain) – plan assets	384	(4,125)	(1,933)
Actuarial gain recognized in net periodic benefit cost	(224)	(20)	(130)
Total	$(3,832)	$4,125	$(1,383)

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $nil and $nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Net actuarial loss	$2,281	$6,113	$1,988
Total	$2,281	$6,113	$1,988

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2015:

	December 31,	December 31,
	2015	2014
Discount rate	4.0%	3.6%
Rate of compensation increase	3.7%	3.6%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 30 basis points.

Plan Assets

The assets of the scheme are invested with Legal and General and held in a combination of the Active Corporate Bond over 10 Year fund, Gilt, and Index Linked Gilt funds. The overall investment strategy is that approximately 70% of investments are in government bonds (both fixed interest and index linked) and approximately 30% of investments are held in corporate bonds. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2015 of 3.0% was calculated as the value of the fund after application of a market value reduction factor.   The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds	4.0%
Gilts	2.6%

The long-term expected return on corporate bonds and gilts (fixed interest and index linked) is determined by reference to bond yields and gilt yields at the balance sheet date.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2015	December 31, 2014
Corporate Bonds	26%	26%
Gilts	74%	74%
	100%	100%
Applying the above expected long term rates of return to the asset distribution at December 31, 2015, gives rise to an expected overall rate of return of scheme assets of approximately 3.0% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1 (in thousands)
	December 31, 2015	December 31, 2014
Cash	$3	$16

Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	6,256	6,560
Legal and General Gilt Funds	6,528	6,977
Legal and General Index Linked Gilt Funds	10,580	11,856
	$23,367	$25,409

Cash Flows

The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2016.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2016	66
2017	68
2018	71
2019	72
2020	75
Years 2021 - 2025	$376

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

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”).  The acquisition of Aptiv was accounted for as a business combination in accordance with FASB ASC 805 Business Combinations.  The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government.  Benefits are based on the employee’s years of service and compensation.  Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations.  The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2015 and December 31, 2014 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement.

Change in benefit obligation	December 31, 2015
(in thousands)

Benefit obligation at beginning of year	8,884
Service cost	618
Interest cost	159
Actuarial loss	81
Foreign currency exchange rate changes	(1,205)
Benefit obligation at end of year	8,537

Change in plan assets

Fair value of plan assets at beginning of year	7,061
Expected return on plan assets	93
Actual return on plan assets	(1,075)
Scheme contributions	194
Plan participants’ contributions	216
Benefits paid	(1,146)
Foreign currency exchange rate changes	7
Fair value of plan assets at end of year	5,350

The fair values of the assets above do not include any of the Company’s own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2015
(in thousands)
Projected benefit obligation	$8,537
Fair value of plan assets	(5,350)
Funded status	3,187

Non-current other liabilities (note 8)	3,187

December 31, 2015
(in thousands)
Service cost	$402
Interest cost	159
Expected return on plan assets	(119)
Settlement loss	18
Net periodic benefit cost	$460

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the year ended December 31, 2015:

December 31,
2015
Discount rate	1.35%
Rate of compensation increase	2.0%
Expected rate of return on plan assets	1.35%

Accumulated other comprehensive income	December 31, 2015
Actuarial loss - benefit obligation	$81
Actuarial (gain) – plan assets	1,075
Prior service cost recognized in net periodic benefit cost	(17)
Total	$1,139

The estimated net gain and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $nil and $nil respectively.

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2015:

December 31,
2015
Discount rate	0.95%
Rate of compensation increase	2.0%

The discount rate is determined by reference to Swiss long dated government and corporate bond yields at the balance sheet date.

Plan Assets

The assets of the scheme are invested with Swiss Life and held in a combination of debt securities, equity securities and in real estate. There is no self-investment in employer related assets. The expected long term rates of return on different asset classes are as follows:

Asset Category	December 31, 2015
Equity securities	1%
Debt securities	75%
Real estate	12%
Other	12%
100%

Cash Flows

The Company expects to contribute $0.2 million to its pension fund in the year ending December 31, 2016.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2016	166
2017	169
2018	171
2019	182
2020	182
Years 2021 - 2025	$1,205

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2015 is eight years.

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2012	4,350,631	4,350,631	$23.01	$9.17
Granted	264,950	264,950	$33.09	$12.05
Exercised	(1,249,759)	(1,249,759)	$21.60	$8.58
Cancelled	(392,034)	(392,034)	$25.27	$10.02
Outstanding at December 31, 2013	2,973,788	2,973,788	$24.20	$9.57
Granted	366,985	366,985	$45.82	$14.09
Exercised	(926,407)	(926,407)	$24.02	$9.45
Cancelled	(186,666)	(186,666)	$22.17	$9.01
Outstanding at December 31, 2014	2,227,700	2,227,700	$28.00	$10.40
Granted	259,059	259,059	$68.25	$19.75
Exercised	(773,753)	(773,753)	$27.13	$10.31
Cancelled	(86,424)	(86,424)	$27.32	$10.31
Outstanding at December 31, 2015	1,626,582	1,626,582	$34.87	$11.94
Vested and exercisable at December 31, 2015	657,729	657,729	$24.15	$9.36

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2015, was 4.76 years and 3.39 years respectively (2014: 4.58 years and 3.22 years respectively). 336,993 options are expected to vest during the year ended December 31, 2016 (494,951 options were expected to vest during the year ended December 31, 2015).

The intrinsic value of options exercised during the year ended December 31, 2015 amounted to $34.2 million.  The intrinsic value of options outstanding and options exercisable at December 31, 2015 amounted to $69.7 million and $35.2 million respectively.  Intrinsic value is calculated based on the market value versus strike price of the Company’s shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2015 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non-vested outstanding at December 31, 2014	1,203,150	$30.54	$10.98

Granted	259,059	68.25	19.75
Vested	(379,992)	28.25	10.49
Forfeited	(113,364)	25.21	9.50

Non-vested outstanding at December 31, 2015	968,853	$42.14	$13.69

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2015:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$15.84	50,000	1.33	$15.84	50,000	$15.84
$16.80	60,000	3.83	$16.80	30,000	$16.80
$17.17	12,000	3.85	$17.17	6,000	$17.17
$18.98	600	0.87	$18.98	600	$18.98
$20.16	400	2.88	$20.16	400	$20.16
$20.28	255,694	3.17	$20.28	158,073	$20.28
$20.59	57,200	4.14	$20.59	4,000	$20.59
$22.26	61,755	1.15	$22.26	61,755	$22.26
$22.30	250,939	4.32	$22.30	109,894	$22.30
$23.66	7,890	4.58	$23.66	4,450	$23.66
$24.46	101,412	2.18	$24.46	101,412	$24.46
$26.20	1,950	2.39	$26.20	1,950	$26.20
$26.71	4,450	4.86	$26.71	2,670	$26.71
$29.45	3,000	2.33	$29.45	3,000	$29.45
$32.37	179,603	5.34	$32.37	70,997	$32.37
$35.33	1,350	0.16	$35.33	1,350	$35.33
$36.22	27,213	5.47	$36.22	7,908	$36.22
$37.90	7,100	5.93	$37.90	920	$37.90
$40.83	105,992	6.40	$40.83	20,468	$40.83
$47.03	71,670	6.18	$47.03	7,520	$47.03
$48.67	140,881	6.21	$48.67	13,556	$48.67
$51.35	4,030	6.61	$51.35	806	$51.35
$66.47	15,969	7.39	$66.47	-	$66.47
$66.97	3,118	7.46	$66.97	-	$66.97
$68.39	232,366	7.22	$68.39	-	$68.39

$15.84 - $68.39	1,626,582	4.76	$34.87	657,729	$24.15

Options outstanding include both vested and unvested options as at December 31, 2015. Options exercisable represent options which have vested at December 31, 2015. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2015, December 31, 2014 and December 31, 2013 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013

Weighted average fair value	$19.75	$14.09	$12.05

Assumptions:
Expected volatility	30%	32%	40%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.58%	1.57%	0.76%
Expected life	5.0 years	5.0 years	5.0 years

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

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.  The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSU’s and PSU’s to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2015:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2014	669,171	$39.78	1.77	1,038,996	$35.19	1.67

Granted	259,110	$68.82		389,542	$67.02
Shares vested	(7,990)	32.38		(268,870)	$26.06
Forfeited	(18,518)	$46.82		(92,055)	$44.43

Outstanding at December 31, 2015	901,773	$72.55	2.49	1,067,613	$48.30	1.48

The fair value of RSU’s vested for the year ended December 31, 2015 totaled $7.0 million (2014: $4.9 million).

The fair value of PSU’s vested for the year ended December 31, 2015 totaled $0.3 million. No PSU’s vested during 2014.

The PSU’s vest based on service and specified EPS targets over the periods 2014 – 2016 and 2015 – 2017. Since 2013, 456,922 PSU’s (net of forfeitures and exercises) have been granted.  Depending on the actual amount of EPS from 2013 to 2017, up to an additional 444,851 PSU’s may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2015 is stated after charging $33.3 million in respect of non-cash stock compensation expense.  Non-cash stock compensation expense for the year ended December 31, 2015 has been allocated as follows:

	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Direct costs	$18,358	$12,531	$7,835
Selling, general and administrative	$14,959	$10,211	$6,385
Total compensation costs	$33,317	$22,742	$14,220

Total non-cash stock compensation expense not yet recognized at December 31, 2015 amounted to $61.9 million.  The weighted average period over which this is expected to be recognized is 2.05 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $1.9 million for the year ended December 31, 2015 (2014: $2.4 million, 2013: $1.7 million).

The income tax expense for the year ended December 31, 2015 reflects a net income tax benefit of $1.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2015 was $5.6 million. The income tax expense for the year ended 31 December 2014 reflects a net income tax benefit of $1.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2014 was $3.9 million.

11. Government Grants

	December 31,	December 31,
	2015	2014
	(in thousands)
Received	$3,539	$3,698
Less accumulated amortization	(2,657)	(2,710)
Foreign exchange translation adjustment	120	238
Total government grants	1,002	1,226
Less current portion	(43)	(110)
Non-current government grants	$959	$1,116

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements.  No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote.  A net charge of $53,000 was recorded in respect of government grants during the year ended December 31, 2015. Government grants amortized to the profit and loss account amounted to $213,000 for the year ended December 31, 2014.  As at December 31, 2015 the Company had $0.7 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2015, 773,753 options were exercised by employees at an average exercise price of $27.13 per share for total proceeds of $21.0 million. During the year ended December 31, 2015, 268,870 ordinary shares were issued in respect of certain RSU’s and 7,990 ordinary shares were issued in respect of certain PSUs previously awarded by the Company.

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

 (a) Share Repurchase Program

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million.   All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million.   All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.  The share buyback program was completed in December 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million.

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

The components of income before provision for income taxes are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$184,643	$143,889	$80,914
United States	15,436	6,966	16,218
Other	78,771	51,861	23,733
Income before provision for income taxes	$278,850	$202,716	$120,865

The components of provision for income taxes are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Provision for income taxes:
Current tax expense:
Ireland	$21,769	$19,562	$9,158
United States	684	7,891	14,492
Other	13,701	10,695	4,876
Total current tax expense	36,154	38,148	28,526

Deferred tax expense/(benefit):
Ireland	26	(1,178)	1,914
United States	2,896	(3,031)	(9,420)
Other	235	(3,691)	(2,967)
Total deferred tax expense/(benefit)	3,157	(7,900)	(10,473)

Provision for income taxes	39,311	30,248	18,053

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	(1,905)	(2,404)	(1,651)
Currency impact on long term funding	3,574	178	87

Total	$40,980	$28,022	$16,489

Ireland’s statutory income tax rate is 12.5%.  The Company’s consolidated reported provision for income taxes differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2014:12.5%; 2013:12.5%)	$34,856	$25,340	$15,108
Foreign and other income taxed at higher rates	4,614	3,152	4,873
Research & development tax incentives	(695)	(1,810)	(2,598)
Movement in valuation allowance	(4,133)	(1,965)	2,389
Effects of change in tax rates	(16)	543	1,553
Increase/(decrease) in unrecognized tax benefits	5,085	2,869	(1,409)
Effects of permanent items	(463)	2,048	(1,790)
Other	63	71	(73)
Provision for income taxes	$39,311	$30,248	$18,053

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$2,665	$4,270	$6,501
Goodwill	21,571	18,645	14,013
Other intangible assets	7,369	3,657	970
Other	1,293	1,947	1,111
Total deferred tax liabilities recognized	32,898	28,519	22,595

Deferred tax assets:
Operating loss and tax credits carryforwards	22,186	30,586	29,696
Property, plant and equipment	4,818	4,002	2,739
Accrued expenses and payments on account	29,473	37,620	30,136
Stock compensation	12,959	8,717	6,291
Deferred compensation expense	2,174	1,853	1,187
Other	566	1,244	92
Total deferred tax assets	72,176	84,022	70,141
Valuation allowance for deferred tax assets	(17,184)	(23,145)	(24,348)
Deferred tax assets recognized	54,992	60,877	45,793
Overall net deferred tax asset	$22,094	$32,358	$23,198

The Company early adopted the provisions of ASU 2015-17 which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent on the basis that it is a more useful presentation of the Company’s position.  The prior period amounts were not retrospectively adjusted.

At December 31, 2015 non-U.S subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $68.6 million (2014: $95.6 million). In addition at December 31, 2015 non-U.S subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $5.9 million (2014: $3.6 million). At December 31, 2015 non-U.S. subsidiaries also had additional operating loss carry forwards of $6.3 million which are due to expire between 2016 and 2022.

At December 31, 2015 U.S. subsidiaries had U.S. federal and state net operating loss (“NOL”) carry forwards of approximately $51.6million and $ 89.8million, respectively. These NOLs are available for offset against future taxable income and expire between 2016 and 2035.  Of the $51.6 million U.S. federal NOLs, approximately $ 26.7 million is currently available for offset against future U.S. federal taxable income. Of the $51.6 million U.S. federal NOLs, approximately $ 16.3million would be recorded in additional paid in capital upon utilization. Of the $89.8 million of state NOLs, approximately $ 17.3million would be recorded in additional paid in capital upon utilization. The subsidiary’s ability to use the U.S. federal and state NOL carry forwards is limited on an annual basis due to changes of ownership in 2000, 2010 and 2014, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.  Of the U.S. federal NOLs, $29.2 million are limited by Section 382.  Of the $29.2 million of losses, the amount available during 2015 totaled $4.2 million. The remaining losses are available as follows: $4.2 million for the years 2016 – 2018, $2.9 million in 2019, $2.0M for the years 2020 – 2023 and $1.2 million in 2024.

The expected expiry dates of these losses are as follows:

	Federal NOL’s	State NOL’s
	(in thousands)

2016-2017	565	-
2023-2033	34,800	63,793
2035	16,252	25,987

	$51,617	$89,780

In addition US subsidiaries have alternative minimum tax credit carry forwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period.  They also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2015 was approximately $17.2 million.  The valuation allowance for deferred tax assets as of December 31, 2014 and December 31, 2013 was $23.1 million and $24.3 million respectively. The net change in the total valuation allowance was a decrease of $5.9 million during 2015 and a decrease of $1.2 million during 2014. Of the total decrease of $5.9 million in 2015, $4.1 million resulted in a current year income tax benefit with the remaining decrease of $1.8 million recognized in Other Comprehensive Income. Of the total decrease of $1.2 million in 2014, $2.0 million resulted in a current year income tax benefit offset by an increase of $0.8 million recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2015 and December 31, 2014 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, Management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods.  In 2014, in the UK, a change in commercial circumstances led to a change in judgment concerning the need for a valuation allowance on certain limited loss carryforwards; the release of the beginning-of-year valuation allowance resulted in a tax benefit of $3.1 million. During 2015, a UK subsidiary utilized losses for which a full beginning-of-year valuation allowance had been retained resulting in a tax benefit of $3.2 million.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2015 and prior years as the Company considers these earnings to be indefinitely reinvested. It is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Unrecognized tax benefits at start of year	$23,201	$5,780	$7,189

Increase related to acquired tax positions	778	14,552	-
Increase related to prior year tax positions	1,482	565	-
Decrease related to prior year tax positions	-	(183)	(494)
Increase related to current year tax positions	3,063	3,709	2,269
Settlements	(315)	(2)	(899)
Lapse of statute of limitations	(43)	(1,220)	(2,285)
Unrecognized tax benefits at end of year	$28,166	$23,201	$5,780

The relevant statute of limitations for unrecognized tax benefits totaling $3.8 million could potentially expire during 2016. $0.8 million of the increase during the year ended 31 December 2015 (2014: $14.5 million) reflects pre-acquisition tax positions taken by companies acquired during 2014.

Included in the balance of total unrecognized tax benefits at December 31, 2015 were potential benefits of $28.2 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2014 and December 31, 2013 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $23.2 million and $5.8 million respectively.

Interest and penalties recognized as a net expense during the year ended December 31, 2015 amounted to $0.9 million (2014: net benefit of $0.2 million, 2013: net benefit of $0.2 million) and are included within the provision for income taxes.  Total accrued interest and penalties as of December 31, 2015 and December 31, 2014 were $3.3 million and $2.4 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are the United States and Ireland.  We may potentially be subjected to tax audits in both our major jurisdictions.  In the United States tax periods open to audit include the years ended December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015.  In Ireland, tax periods open to audit include the years ended December 31, 2011, December 31, 2012, December 31, 2013, December 31, 2014 and December 31, 2015.  During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2015 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Restructuring charges	-	$8,796	$9,033
Net charge	-	$8,796	$9,033

Prior Period Restructuring Charges

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

	Onerous	Asset
	Lease	Impairment	Total
	(in thousands)

Total provision recognized	$3,167	$5,629	$8,796
Asset write-off	-	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	-	$3,167
Utilized	(1,167)	-	(1,167)
Provision at December 31, 2015	2,000	-	2,000

The onerous lease obligation at December 31, 2015 is $2.0 million and is included within other liabilities.

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

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognized	$3,903	$509	$4,412
Q2 Plan - Initial provision recognized	4,228	393	4,621
Total provision recognized	8,131	902	9,033
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)
Provision at December 31, 2013	$1,491	$703	$2,194
Cash payments	(1,319)	(337)	(1,656)
Amounts released	-	-	-
Foreign exchange movement	(1)	-	(1)
Provision at December 31, 2014	$171	$366	$537
Cash payments	(82)	-	(82)
Amounts released	-	(339)	(339)
Provision at December 31, 2015	$89	$27	$116

15. Provision for Doubtful Debts

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2015 comprises:

	December 31,	December 31,
	2015	2014
	(in thousands)
Opening provision	$5,458	$3,148
Amounts used during the year	(161)	(502)
Amounts provided during the year	7,572	2,874
Amounts released during the year	(2,244)	(62)
Translation	(242)	-
Closing provision	$10,383	$5,458

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $49.9 million, $54.3 million and $54.9 million in rental expense, including rates, for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2016	36,921
2017	26,784
2018	20,547
2019	15,502
2020	11,974
Thereafter	45,924

Total	$157,652

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

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Business segment and geographical information as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 is as follows:

a)  The distribution of net revenue by geographical area was as follows:

	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)
Ireland	$429,631	$360,376	$272,683
Rest of Europe	330,487	372,634	333,543
U.S.	650,941	605,815	582,250
Other	163,919	164,491	147,582
Total	$1,574,978	$1,503,316	$1,336,058

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$189,035	$138,185	$81,811
Rest of Europe	38,166	14,481	2,831
U.S.	45,320	39,058	29,472
Other	9,015	10,626	7,053
Total	$281,536	$202,350	$121,167

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$189,035	$138,185	$82,867
Rest of Europe	38,166	23,277	6,269
U.S.	45,320	39,058	33,564
Other	9,015	10,626	7,500
Total	$281,536	$211,146	$130,200

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2015	2014
	(in thousands)
Ireland	$101,736	$95,574
Rest of Europe	7,334	10,419
U.S.	34,520	33,978
Other	6,628	8,214
Total	$150,218	$148,185

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$22,100	$20,731	$19,826
Rest of Europe	11,055	7,478	6,595
U.S.	20,106	20,491	16,233
Other	4,416	3,842	3,860
Total	$57,677	$52,542	$46,514

f)    The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2015	2014
	(in thousands)
Ireland	$664,754	$495,747
Rest of Europe	343,733	324,086
U.S.	641,769	648,559
Other	68,647	60,458
Total	$1,718,903	$1,528,850

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$30,900	$15,117	$3,976
Rest of Europe	1,916	2,278	1,887
U.S.	15,256	12,224	20,842
Other	1,658	3,160	2,783
Total	$49,730	$32,779	$29,488

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December 31,		December 31,		December 31,
	2015		2014		2013

Client A	31%		31%		26%

Client B	-	*	-	*	10%

* Net revenue did not exceed 10%.

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$102	$284	$355
Rest of Europe	1,151	798	501
U.S.	4	-	-
Other	49	69	130
Total	$1,306	$1,151	$986

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)
Ireland	$21,795	$18,384	$11,073
Rest of Europe	8,007	2,855	(7)
U.S.	3,580	4,860	5,072
Other	5,929	4,149	1,915
Total	$39,311	$30,248	$18,053

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31,	December 31,	December 31,
	2015	2014	2013
	(in thousands)

Non-cash interest on acquisition consideration payable*	-	-	$240
Cash paid for interest	$2,175	$533	$548
Cash paid for income taxes	$14,829	$17,829	$14,103
* recorded within interest expense

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2015	2014
	(in thousands)
Currency translation adjustments	$(57,315)	$(22,210)
Currency impact on long term funding (Net of tax)	(5,484)	(9,252)
Actuarial loss on defined benefit pension plan (note 9)	(3,420)	(6,113)
Unrealized capital (loss)/gain – investments (note 3)	(34)	20
Realized gain on interest rate hedge	4,617	-
Total	$(61,636)	$(37,555)

20. Long-Term Debt – Senior Notes

In December 2015 the Company issued $350 million in the private placement market.

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement.  The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”.  The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge were received on maturity in November 2015 and are recorded within Other Comprehensive Income.  The realized gain will be amortized to the income statement, net against interest payable, over the period of the Senior Notes.

The Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase Agreement.

The Senior Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

21. Impact of New Accounting Pronouncements

In January 2015, the FASB issued ASU 2015-01, which eliminates the concept of extraordinary items from U.S. GAAP as part of its simplification initiative. The ASU does not affect disclosure guidance for events or transactions that are unusual in nature or infrequent in their occurrence.  The ASU is effective for fiscal years and, interim periods within those fiscal years, beginning after December 15, 2015. The ASU allows prospective or retrospective application. Early adoption is permitted if applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU 2015-01 to have a material impact on the financial statements.

In February 2015, the FASB issued ASU 2015-02, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The new guidance excludes money market funds that are required to comply with Rule 2a-7 of the Investment Company Act of 1940 and similar entities from the U.S. GAAP consolidation requirements.  The new consolidation guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-02 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-03, which intends to simplify the presentation of debt issuance costs.  This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent to the issuance of ASU 2015-03, the SEC staff made an announcement regarding the presentation of debt issuance costs associated with line-of-credit arrangements, which was codified by the FASB in ASU 2015-15. The SEC staff guidance is effective upon adoption of ASU 2015-03.  The Company does not expect the adoption of ASU 2015-03 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-04, which permits an entity with a fiscal year-end that does not fall on a month-end to measure defined benefit plan obligations and assets as of the month-end that is closest to the entity’s fiscal year-end, and apply that methodology consistently from year to year. The ASU also requires an entity to adjust the measurement of defined benefit plan obligations and assets to reflect contributions or significant events that occur between the month-end date used to measure defined benefit plan obligations and assets and the entity’s fiscal year-end.  This ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.   The Company does not expect the adoption of ASU 2015-03 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-05, which provides explicit guidance to help companies evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The new guidance clarifies that if a cloud computing arrangement includes a software license, the customer should account for the license consistent with its accounting for other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract.  This ASU is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-05 to have a material impact on the financial statements.

In April 2015, the FASB issued ASU 2015-06, which requires a master limited partnership (MLP) to allocate earnings (losses) of a transferred business entirely to the general partner when computing earnings per unit (EPU) for periods before the dropdown transaction occurred. The EPU that the limited partners previously reported would not change as a result of the dropdown transaction. The ASU also requires an MLP to disclose the effects of the dropdown transaction on EPU for the periods before and after the dropdown transaction occurred.  The Company does not expect the adoption of ASU 2015-06 to have a material impact on the financial statements.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory.  This ASU is effective for public business entities in fiscal years beginning after December 15, 2017.  The adoption of ASU 2015-11 is not expected to have a significant impact on the financial statements.

FASB ASU 2015-14 amends the effective dates of ASU 2014-09, Revenue from Contracts with Customers. The requirements are effective for annual periods and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of ASU 2015-14 is not expected to have a significant impact on the financial statements.

In September 2015, the FASB issued ASU 2015-16, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The ASU is effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The adoption of ASU 2015-14 is not expected to have a significant impact on the financial statements.

In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU 2015-17 has been early adopted in the financial statements presented.  The impact is described in Note 13 to the financial statements.

In January 2016, the FASB issued ASU 2016-01, which will significantly change the income statement impact of equity investments, and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.

22. Related Parties

On July 19, 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from August 1, 2012, at an agreed fee of €265,000 ($350,000) per annum.  This arrangement expired in August, 2014.

Subsidiaries of the Company earned revenue of $221,000 from GW Pharmaceuticals plc in the normal course of business.  There were backlog awards at December 31, 2015 of $88,000.  Tom Lynch, Chairman of the Company is a non-executive Director of GW Pharmaceuticals plc.  The contract terms were agreed on an arm’s length basis.

Subsidiaries of the Company earned revenue of $100,000 (2014: $300,000) from Dignity Sciences Limited during the year.  Dr. John Climax is a director and both Dr. John Climax and Dr. Ronan Lambe are shareholders of Dignity Sciences Limited.  The contract terms were agreed on an arm’s length basis.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

Date March 23, 2016	/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm
101.1*	Interactive Data Files (XBRL – Related Documents)

*           Filed herewith