Form 20-F/A
period 2015-12-31
ICON PLC
filed 2016-06-16
CIK 1060955

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
____________
FORM 20-F/A
(Amendment No. 1)
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
__________________________
Commission File Number: 333-08704
ICON PUBLIC LIMITED COMPANY
__________________________
(Exact name of Registrant as Specified in its Charter)
       ICON PUBLIC LIMITED COMPANY
(Translation of Registrant’s name into English)
                                        Ireland
(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND
_____________________ __________________
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
U.S. GAAP X  International Financial Reporting Standards as issued __ Other __
                                         by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18__
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes __    No X

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 originally filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2016 (the “2015 Form 20-F”) is being filed solely to include Exhibit 23.1 Consent of KPMG, Independent Registered Public Accounting Firm, as this consent was inadvertantly omitted in the 2015 Form 20-F. The inclusion of this consent is the only change to the 2015 Form 20-F.

This Amendment No. 1 speaks as of the filing date of the 2015 Form 20-F on March 23, 2016. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes Oxley Act of 2002 as exhibits to this Amendment No. 1.

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Form 20F (File No. 333-08704) filed on March 6, 2013).

12.1*	Section 302 certifications.

12.2**	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F) (File No. 333-08704) filed on March 23, 2016).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm
101.1**	Interactive Data Files (XBRL – Related Documents)

*	Filed herewith
**	Previously filed with the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Dated: June 16, 2016
Brendan Brennan
Chief Financial Officer

4