Form 20-F
period 2016-12-31
ICON PLC
filed 2017-02-28
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2016
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
__________
Commission File Number: 333-08704
ICON PUBLIC LIMITED COMPANY

(Exact name of Registrant as Specified in its Charter)
ICON PUBLIC LIMITED COMPANY
(Translation of Registrant’s name into English)

Ireland
(Jurisdiction of Incorporation or Organization)

SOUTH COUNTY BUSINESS PARK,
LEOPARDSTOWN,
DUBLIN 18, IRELAND

(Address of principal executive offices)

Brendan Brennan, Chief Financial Officer
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
__________________________  _______
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
54,530,843 Ordinary Shares.
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

TABLE OF CONTENTS

Page

General	1

Cautionary Statement	1

PART I

PART II

PART III

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

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share and per share data)

Statement of Operations Data:
Gross revenue	$2,364,956	$2,161,618	$2,030,286	$1,784,345	$1,503,993
Reimbursable expenses (1)	(698,469)	(586,640)	(526,970)	(448,287)	(388,987)
Net revenue	1,666,487	1,574,978	1,503,316	1,336,058	1,115,006
Costs and expenses:
Direct costs	961,333	908,979	903,167	845,413	717,750
Selling, general and administrative	325,726	326,786	336,461	313,931	280,780
Depreciation and amortization	59,575	57,677	52,542	46,514	42,823
Restructuring and other items (1),(2),(3),(4),(5)	8,159	-	8,796	9,033	5,636
Total costs and expenses	1,354,793	1,293,442	1,300,966	1,214,891	1,046,989
Income from operations	311,694	281,536	202,350	121,167	68,017
Net interest (expense)/income	(11,522)	(2,686)	366	(302)	(796)
Income before provision for income taxes	300,172	278,850	202,716	120,865	67,221
Provision for income taxes	(37,993)	(39,311)	(30,248)	(18,053)	(11,801)
Net income	$262,179	$239,539	$172,468	$102,812	$55,420
Net income per ordinary share (6): Basic	$4.75	$4.08	$2.80	$1.69	$0.92
Diluted	$4.65	$3.97	$2.73	$1.65	$0.92
Weighted average number of ordinary shares outstanding:
Basic	55,248,900	58,746,935	61,496,115	60,907,274	59,968,174
Diluted	56,407,136	60,290,033	63,131,417	62,253,251	60,450,706

	Year Ended December 31,
	2016	2015	2014	2013	2012
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$192,541	$103,911	$118,900	$182,519	$114,047
Short term investments	68,046	85,990	97,100	138,317	76,183
Working capital	463,552	290,939	281,148	352,259	250,326
Total assets	1,825,843	1,717,209	1,528,850	1,442,460	1,202,108
Long term government grants	887	959	1,116	1,359	1,427
Non-current other liabilities	23,752	12,224	13,179	11,198	14,312
Ordinary share capital	4,611	4,679	5,037	5,168	5,067
Additional paid-in capital	438,207	383,395	327,234	279,572	237,217
Shareholders’ equity	945,174	763,096	950,206	910,579	754,575

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review by the Company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization and improve operational effectiveness, resulting in a charge of $6.2 million, and office consolidation which resulted in the recognition of an onerous lease obligation of $2.0 million. See Note 14 to the Audited Consolidated Financial Statements.

(3)
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

(4)
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

(5)
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

During the year ended December 31, 2016 45% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (26%). No other customer contributed more than 10% of our net revenues during this period. During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%).  No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we are unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Company and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Company further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognize and successfully negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees, it could materialy adversely affect our operations and financial results.

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

•    poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and

•      production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones and if we lose individual projects, we may not be able to replace them.

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

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrollment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services or the significant increase in the costs of such products and services could have a material adverse effect on our business.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber-attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We intend to further increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

• disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;
• security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon; and
• excessive costs, excessive delays or other deficiencies in or problems with systems development and deployment.

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber-attacks and similar events that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in one or more of the termination of a contract, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber-attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cyber-security controls there is a risk that unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

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

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

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

We develop and maintain computer run and web based interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues, incorrect dosing of patients, invalidation of the trial and/or liability claims against the Company, amongst other things, any of which could have a material effect on our financial condition and operations.

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

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, consummate an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

•	effectively and quickly assimilate the operations and services or products of the acquired company or business;
•	integrate acquired personnel;
•	retain and motivate key employees;
•	retain customers; and
•	minimize the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some or all of the assets of the acquired company or business.

Serious adverse events can occur in the conduct of clinical study trials.

We conduct all phases of clinical trials. Although we have policies and procedures in place, due to the experimental nature of these studies, serious adverse events may arise and are appropriately documented and reported. A serious adverse event that arises could have a material adverse impact on our financial condition and results of operations.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing companies. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the health care industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader health care market may adversely impact our relationships with biopharmaceutical customers and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader health care market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

We have only a limited ability to protect our intellectual property rights and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure, invention assignment and other contractual arrangements and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight and we may not be successful in enforcing our rights.

We may, in certain circumstances, grant a customer more expansive rights in intellectual property developed in connection with a contract than we would normally grant. In such situations, we may forego the use of all intellectual property rights we create or develop, which would limit our ability to reuse or deploy that intellectual property for other customers. Any limitation on our ability to provide a service or solution may result in us losing revenue-generating opportunities and may also result in us incurring additional expenses to develop or license new or modified solutions for other projects or customers.

The biopharmaceutical industry has a history of patent and other intellectual property litigation and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement legal proceedings by companies that have patents for similar business processes or other legal proceedings alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

We act as legal representative for some clients.

We act as the legal representative for certain clients in certain jurisdictions. As we believe that acting as legal representative of clients exposes us to a higher risk of liability, this service is provided subject to our policy and requires certain preconditions to be met. The preconditions relate to obtaining specific insurance commitments and indemnities from the client to cover the nature of the exposure. However, there is no guarantee that the specific insurance will be available and provide cover or that a client will fulfill its obligations in relation to their indemnity.

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

•	if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services;

•
if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and

•	if unfavorable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies, in particular, are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

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

The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there would be a material adverse impact on our results. Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results.

The type and depth of services provided by CROs has changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

New entrants may also enter the market which would further increase competition and could adversely affect our business and operations.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate or differ from expected or forecasted results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation,  cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of under-utilization during one part of a fiscal period by earning revenue during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

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

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences, additional taxes, fines or penalties which could have a material adverse impact on our effective tax rate and our financial condition and results.

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

The Company’s treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with whom we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds) and other factors.

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

In addition to health care reform proposals, the expansion of managed care organizations in the health care market may result in reduced spending on research and development. Managed care organizations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

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

Failure to comply with the regulations and requirements of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

•	termination of or delay in any research;

•	disqualification of data;

•	denial of the right to conduct business;

•	criminal penalties;

•	other enforcement actions including debarment from government contracts;

•	loss of clients and/or business; and

•	litigation from clients and/or patients and/or regulatory authorities and/or other affected third parties, and resulting material penalties, damages and costs.

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

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

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

Recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.

Our results of operations and financial conditions could be affected by changes in healthcare spending and policy.  The healthcare industry is subject to changing political, regulatory and other influences.  It is possible that following recent executive orders, legislation will be introduced and passed in the United States repealing, modifying or invalidating the current healthcare reform legislation, in whole or in part, and signed into law. Because of the continued uncertainty about the implementation of the current healthcare reform legislation, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the current healthcare reform legislation or its repeal on the health care sector, on our customers and ultimately on our financial condition or results of operations, in particular the outsourcing of costs by our customer base to CROs.

We operate in many different jurisdictions and we could be adversely affected by violations of the Foreign Corrupt Practices Act of 1977 (FCPA), UK Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions.

The FCPA, UK Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. Our internal policies mandate compliance with these anti-corruption laws. We operate in many jurisdictions that have experienced corruption to some degree and in certain circumstances, anti-corruption laws have appeared to conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures will protect us from acts in violation of anticorruption laws committed by persons associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of the FCPA, the U.K. Anti-Bribery Act of 2010 or other similar anti-corruption laws in other jurisdictions, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption laws can result in restatements of, or irregularities in, our financial statements as well as severe criminal or civil sanctions. In some cases, companies that violate the FCPA might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, U.S. or other governments may seek to hold us liable for successor liability FCPA violations or violations of other anticorruption laws committed by companies that we acquire or in which we invest. Changes in anti-corruption laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased costs to us or could limit our service offerings.

The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is subject to governmental regulation generally in the country that the personal data was collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and as amended in 2014 by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information may be used for research. Such regulations specify standards for de-identifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. As there are some instances where we are a HIPAA “business associate” of a “covered entity”, we can also be directly liable for mishandling protected health information. Under HIPAA’s enforcement scheme, we can be subject to up to $1.5 million in annual civil penalties for each HIPAA violation.

In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm. The European data protection framework is being revised as a generally applicable regulation which contains new provisions specifically directed at the processing of health information, sanctions of up to 4% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation. The new regulation comes into force in 2018.

The failure to comply with our government contracts or applicable laws and regulations could result in, among other things, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.

Revenues from our government customers are derived from sales to federal, state and local governmental departments and agencies through various contracts. Sales to public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, generally contracts in the public segment are terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

Liability claims brought against us could result in payment of substantial damages, costs and liabilities and decrease our profitability.

Customer Claims
If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice thereby exposing us to the risk of claims by customers.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions brought against the investigators with whom we contract.

Indemnification from Customers
Indemnifications provided by our customers  against the risk of liability for personal injury to or death of the patients arising from a study drug vary from customer  to customer  and from trial to trial and may not be sufficient in scope or amount, or our customer  may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees which could lead to litigation from customers or action or enforcement by regulatory authorities.

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

As of December 31, 2016, we had an outstanding principal amount of indebtedness of $350 million under our $350 million Note Purchase and Guarantee Agreement or ‘Senior Notes’ that we entered into on December 15, 2015.  We also have up to $100 million of additional borrowing capacity available under the Revolving Credit Facility. No amounts were drawn under the Revolving Credit Facility as of December 31, 2016.  There was also $20.0 million drawn down and subsequently repaid by the Company under a one year uncommitted short term revolving credit facility of $30.0 million). The facility bears interest at LIBOR plus a margin. No amounts were drawn under this facility at December 31, 2016.

The cost and availability of credit are subject to changes in the global or regional economic environment.  If conditions in the major credit markets deteriorate our ability to obtain debt financing on favorable terms may be negatively affected.

We may incur additional debt in the future.  Our debt could have significant adverse consequences, including to:
•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
•	require us to use all or a portion of our cash flow from operations to make debt service payments;
•	require us to sell certain assets;
•	restrict us from making strategic investments, including acquisitions or cause us to make non-strategic divestitures;
•	place us at a competitive disadvantage compared to our competitors that have less debt;
•	cause us to incur substantial fees from time to time in connection with debt amendments or refinancing;
•	limit our flexibility to plan for, or react to, changes in our business and industry; and
•	increase our vulnerability to the impact of adverse economic and industry conditions.

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

The Senior Notes and the Revolving Credit Facility credit agreements include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:
•	incur or assume liens or additional debt;
•	dispose of assets;
•	engage in mergers or reorganizations; or
•	enter into certain types of transactions with affiliates.

The Senior Notes agreement also includes certain financial covenants that require us to comply with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement.  Our ability to comply with these financial covenants may be affected by events beyond our control.

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

Interest rate fluctuations may materially adversely affect our results of operations and financial condition in the event that the Company draws down on either Revolving Credit Facility or in respect of any future issuances of debt.

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The Revolving Credit Facility and the $30 million uncommitted short term revolving credit facility bear interest at LIBOR plus a margin.  There were no amounts drawn on the Revolving Credit Facility at December 31, 2016.  The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:
•	our results of operations;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	developments impacting the industry or our competitors and general market and economic conditions;
•	introduction of new products or services by us or our competitors;
•	the public's reaction to our press releases, our other public announcements and our filings with the SEC;
•	guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;
•	changes in the credit ratings of our debt;
•	sales, or anticipated sales, of large blocks of our stock;
•	additions or departures of key personnel;
•	regulatory or political developments;
•	litigation and governmental investigations;
•	changing economic conditions; and
•	exchange rate fluctuations.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Item 4.  Information on the Company.

Business

ICON public limited company (“ICON plc”) is a contract research organization (“CRO”), incorporated in 1990, which provides outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Company’s mission is to accelerate the development of drugs and devices that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2016, we employed approximately 12,500 employees in 87 locations in 38 countries. During the year ended December 31, 2016, we derived approximately 45.8%, 43.4% and 10.8% of our net revenue in the United States, Europe and Rest of World, respectively.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. (“ClinicalRM”) which resulted in initial net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million).  Further consideration of up to $12 million is payable if certain performance milestones are met in respect of the periods to December 2017 (see Note 4 of the Financial Statements at Item 19).  ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster, with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies and commercial customers. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

On December 4, 2015, Inclinix-PMG Holdings, Inc. (“PMG”) was acquired by ICON Clinical Research LLC a subsidiary of the Company, resulting in net cash outflows of $65.4 million (see Note 4 of the Financial Statements at Item 19).  PMG is an integrated network of clinical research sites operating from 12 metropolitan areas throughout the US. PMG conducts clinical trials in all major therapeutic areas with particular experience in cardiology, dermatology, endocrinology, gastroenterology, men's health, neurology, pulmonology, rheumatology, vaccine, and women's health trials. In addition to a proprietary research database of clinical trial participants, PMG also has access to over 2 million active patient lives via electronic health records through their unique partnerships with health care systems and community physician practices.

On February 27, 2015, a subsidiary of the Company; ICON Holdings Unlimited Company (formerly ICON Holdings), acquired 100% of the securities of MMMM/CHC Holding, LLC (“MediMedia Pharma Solutions”) from MediMedia USA, Inc. which resulted in net cash outflows of $116.0 million.  Headquartered in Yardley, Pennsylvania, MediMedia includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

On October 3, 2016, the Company commenced a previously announced share buyback program of up to $400 million. The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   At December 31, 2016 a total of 1,429,187 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $110 million.   All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On May 1, 2015, the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million.   On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions.   A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million.  The second share buyback program was completed in December 2015.  During the year ended December 31, 2015, the Company redeemed a total of 6,198,481 ordinary shares under these programs for total consideration of $457.9 million.

On September 19, 2014, the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions. During the year ended December 31, 2014, 2,640,610 ordinary shares were redeemed by the Company under these programs for a total consideration of $140.0 million.

On July 27, 2015, the Company entered into a 364 day bridge facility for $350 million with two financial institutions.  The facility bore interest at LIBOR plus a margin and included certain guarantees and indemnities in favor of the financial institutions. As of December 31, 2015, the full amount of this facility had been repaid.

On December 15, 2015, the Company issued through its subsidiary ICON Investments Five Unlimited Company (the "Issuer") Senior Notes for aggregate gross proceeds of $350 million through a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64% and is payable semi-annually on the Senior Notes on each June 15 and December 15, which commenced on June 15, 2016. The Senior Notes are guaranteed by ICON plc.  The Senior Notes may be redeemed, at the Issuer's option, at any time prior to maturity, at par plus a make whole premium, together with accrued and unpaid interest, if any, to the redemption date. The terms of the notes are set forth in the Note Purchase and Guarantee Agreement, dated as of December 15, 2015, by and among the Issuer, ICON plc and the purchasers named therein (“Note Purchase and Guarantee Agreement”). The Issuer used the proceeds from the sale of the Senior Notes to repay the existing $350 million bridge facility. The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000.

Industry Overview

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource services to CROs in order to manage the drug development process more efficiently and to bring both patent-protected and generic products to market faster to maximize patient well-being. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical development services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analyses, post market surveillance, regulatory affairs, central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to recruit sites and patients globally, the simultaneous management of complex clinical trials, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities and expertise to manage the development programs of pharmaceutical, biotechnology and medical device companies. We believe that large (and more recently medium sized) pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many forming strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise that resides within the CRO.  We believe that this trend will further concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

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

Clinical Trials (approximately 3.5 to 6 years).

Phase I (approximately 6 months to 1 year) consists of basic safety and pharmacology testing in 20 to 80 human subjects, usually healthy volunteers, and includes studies to determine how the drug works, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down by and eliminated from the body.

Phase II (approximately 1 to 2 years) includes basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually) 100 to 200 patients to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.  If the Phase II results are satisfactory the sponsor may proceed to Phase III studies.

Phase III (2 years or greater) consists of efficacy and safety studies in several hundred to several thousands of patients at multiple investigational sites (hospitals and clinics), often in multiple geographies. These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

FDA approval, through submission of an investigational new drug (IND) application, is necessary for all clinical trials, regardless of the phase of development.  In addition, parallel independent committee approval is also required.

Expanded Access Programs (EAPs), also called compassionate use or pre-approval programs, refer to the regulated use of a study drug outside of a clinical trial by patients with serious or life-threatening conditions who do not meet the enrollment criteria for the clinical trial. In this context the FDA may allow the sponsor to make the study drug available to a larger number of patients for treatment use under a treatment IND, because data related to safety and side effects are collected, EAPs also serve to expand the body of knowledge about the drug or biologic.

NDA or BLA Preparation and Submission. Upon completion of Phase III trials, the sponsor assembles the statistically analyzed data from all phases of development into a single large submission along with the Chemistry, Manufacturing and Controls (CMC) and preclinical data and the proposed labeling into the New Drug Application (NDA), or Biologics License Application (BLA) and submits them for assessment and approval by the relevant division of the FDA.

FDA Review and Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development is scrutinized to confirm that the applicant company has complied with all applicable regulations and that the benefit to risk ratio for the drug or biologic is positive for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the application has administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied.

Post-Market Surveillance, Phase IV Studies and Health Outcomes. Once approved by the FDA, the FDA requires the drug or biologic license holder to collect and periodically report to the FDA additional safety (and perhaps efficacy) data on the drug or biologic for as long as the license holder markets it (post-market surveillance, including pharmacovigilance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, FDA and other regulatory agencies are requiring license holders of drugs or biologics to prepare risk management plans which are aimed at assessing areas of product risk and actively managing such risks throughout the product lifecycle.

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2016 was approximately $30 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Continued Innovation and Development of Enabling Technologies

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

New Technology Enables More Efficient Development.

Technology innovation is playing an increasing important role in helping to support more efficient drug development. The larger CROs have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems; data repositories that enable sponsors to get real time clinical insights on their drugs performance and tools that support better trial designs including adaptive trial software, such as ICON’s AddPlan software, which has been used by the FDA and other global regulatory bodies to assess adaptive trial submissions.

The emergence of M-health technologies that build on the global prevalence of mobile and digital technologies are also beginning to have an influence on drug development. It is now possible to capture health data using mobile devices and wearables. This will enable sponsors to gather new clinical and “real-world” patient insights and will also be used to enhance patient engagement and adherence throughout the development process. As these devices mature it may also be possible to complete more remote monitoring of patients in their home environment which may drive further efficiencies in the trial process.

Social media is also becoming an important platform for life sciences companies to strengthen patient engagement programs and collaborate with other stakeholders in the health care system. Many sufferers of specific diseases are forming patient groups and actively collaborating using social media, these groups represent an important potential source of patients for new clinical studies but can also provide valuable insights into effectiveness and safety of new treatments.

As the influence of technology on drug development grows, it broadens the potential number of partners that CROs will work with in the future.

Expanded use of new patient data sources.

Pharmaceutical companies are looking to access a variety of new health care data sources containing medical and prescribing records to help improve development programs and to get better evidence of the value their treatments are bringing to patients once they are launched in the market. The larger global CROs have significant data management experience which can be leveraged to support these efforts and have invested in analytics capabilities to help deliver better insights for customers during the product lifecycle.  Global CROs are also forging collaborations to access specific data sets that can provide further patient insights to support better matching of patients to the clinical trial process.

Improving Productivity and Operating Efficiencies

Continuing focus on Productivity within Research and Development Programs.

Pharmaceutical and biotechnology companies continue to seek ways to improve the productivity of their development efforts and increasingly see the use of CROs as a strategic component of these efforts. They are leveraging the expertise with CROs to help identify the most promising drug candidates in early development and discontinue developing those that have safety issues, limited efficacy or that will have significant reimbursement challenges. These companies are also initiating programs to drive more efficiency in their development programs. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly Phase I-III. In parallel, regulatory initiatives such as the 21st Century Cures Act and the emergence of clinical trial techniques such as adaptive trial design and risk based clinical trial monitoring are enhancing development, allowing effective treatments to get to patients quicker at reduced development costs.

Cost Containment Pressures.

Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger companies (and more recently medium sized companies) are actively entering strategic partnerships with a limited number of CROs in an effort to drive increased efficiencies.  The CRO industry and in particular large CROs with global capabilities, considerable scientific knowledge and expertise are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

Global trends influencing the CRO industry

Pressure to Accelerate Time to Markets and Globalization of the Marketplace.

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

Growth within the Biotechnology Sector

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

Increasing Number of Large Long-Term Studies and an increasing requirement to show the Economic Value of New Treatments.

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

The rising costs of health care in most developed countries also means there is an increasing pressure to show that new medical treatments are more cost effective and deliver better patient outcomes than existing treatments regimes.  This also means that sponsors need to increasingly generate outcomes data both as part of the product approval submissions and as part of post-approval research programs. This is creating opportunities for CROs who can offer support in developing and interpreting this data.

A Focus on Long–term Product Safety.

In the wake of a number of high profile recalls of previously approved drugs, regulatory authorities, such as the FDA and the European Medicines Agency, are increasingly demanding that sponsors make arrangements to track the long-term safety of their products. The clinical trial approval process can only detect major and common adverse side effects of drugs; less common but no less serious side effects may only become apparent after many years of use.  As a result, there is an increase in the number of drugs given “conditional approvals” where further ‘post-approval’ studies are being mandated.  In addition, prudent sponsors undertake similar studies to detect early warning signs of any potential problems with their products.  Such studies may take the form of prospective long-term safety studies, simpler observational studies or registries where patients meeting specific criteria for disease or drug use are followed for long periods to detect any safety issues.  CROs are well positioned to perform these studies on behalf of sponsors.

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

One consequence of the drive to accelerate time to market will be increased emphasis on making existing drug development phases more seamless, through the use of techniques such as adaptive trials to filter the most promising compounds and test these in parallel in several therapeutic indications or with other drug combinations. Regulatory and reimbursement pressures too will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new compounds, through outcomes and comparative effectiveness research, will most likely be required in order to secure on-going reimbursement. Furthermore, we believe advances in molecular biology will drive further growth in innovation in the long term which in turn should create further growth opportunities for both development companies and their outsource providers.

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

Our strategy to achieve these objectives is focused on the following areas:

Partnerships, Customers and Markets

We continue to focus on expanding and deepening our partnerships with existing customers while also developing new customer relationships.

Strategic client relationships will increasingly manifest themselves in many different forms.  Many of these relationships will require innovative forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service model.  To support this objective, we continue to evolve our collaboration and delivery models, invest in technology that will enable closer data integration across our service areas and enhance our project and program management capabilities.

We continue to enhance our capabilities through both organic service development and targeted acquisitions to meet the evolving needs of our existing and new clients. In late 2015 we acquired PMG Research, an integrated network of clinical research sites consisting of physician practices and large multi-specialty health care institutions. Leveraging PMG Research’s network, we believe we will help customers improve patient enrollment rates and shorten development timelines whilst also giving patients access to a broader range of care options through clinical trials.

We will continue to attempt to grow our position in under-penetrated market segments. There is an increasing need to demonstrate the safety and value of new treatments post their regulatory approval. This market offers ICON significant potential growth opportunities and is currently served by a few large global CROs and many smaller service providers. During 2016, we continued to enhance our capabilities to support our clients in this area, including developing innovative collaborations with providers of “real-world” patient data including Electronic Health Records for Clinical Research (‘EHR4CR’), the International Consortium of Health Outcomes Measurement and TriNetX.

The market for United States government-sponsored research is significant with over one thousand five hundred active clinical studies being funded by the National Institutes of Health or other United States federal agencies. During 2016 we acquired ClinicalRM, a CRO who provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have also worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. ClinicalRM will provide ICON a platform to further penetrate this market segment as part of our strategy to grow and diversify our customer base.

We also continue to enhance our scientific and therapeutic expertise to support our customers in the overall formation of their development strategies for new products and build our positions in emerging markets. We have expanded our presence in regions such as Asia-Pacific, in particular in China and Japan, as is evident from our acquisition of Niphix, the Japanese subsidiary of Aptiv Solutions, in 2014 and BeijingWits Medical Limited, a leading Chinese CRO, in 2012.

Operational Excellence and Quality

We continue to enhance our operating processes and delivery models to gain competitive advantage.

Our proprietary ICONIK platform, which integrates clinical data across multiple systems, is helping us drive better project execution and identify significant operational efficiencies. Our ADDPLAN software offers industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier and in parallel test these across several therapeutic indications and with other drug combinations.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing drug development today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our acquisition of PMG research will further enhance our ability to enroll patients onto the clinical studies we perform. Alongside our PMG network we have developed strategic alliances with investigator site groups in all major global research markets.

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

Talent, Leadership Development and Culture

Core to all of our strategy is our people.  Within ICON we have highly qualified and experienced teams, the majority of whom have third level educational qualifications. The need to develop and retain this expertise and talent within the organization is fundamental in enabling us to be the global CRO partner of choice for our customers.  We have invested in creating an innovative learning environment delivered through ICON’s training and development group, who have formed an industry leading collaboration with University College Dublin. This enables ICON to provide customised management and development programs for global employees. These programs are focused on advanced  leadership development for those employees involved in people management roles and specific technical training in competencies that are core to our business, such as project and program management and clinical research associate development.  We continue to invest to refine and develop these programs.

Within the training program we have also created a unique new Graduate Certificate in Clinical Trial Management which is enhancing the quality of graduate training in clinical research and increasing the pool of talent available to ICON that can support our customers’ drug development programs.

Our learning and development programs are complemented by advanced people development practices which incorporate rigorous, analytics based screening in the hiring process, global career frameworks, performance management processes aligned to our strategy, and talent review and succession planning processes.

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

Enhance Capabilities & Expertise

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2016, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including Oncology, Orphan and Rare Diseases and Biosimilars.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities we have developed innovative partnerships with providers of real world data including EHR4CR, ICHOM and Genomics England.

We continued our strategy of making targeted acquisitions that can enhance our capabilities and differentiate our services. We acquired PMG in late 2015 to enhance our patient enrollment capabilities and during 2016 we acquired ClinicalRM to provide ICON a platform to further penetrate the market for government sponsored and funded research.

We have also enhanced our capabilities though collaborations with industry and academic leaders in the area of data analytics, particularly with a focus on the challenge of finding suitable patients to participate in Clinical Research.  We have established a Chair of Business Analytics with University College Dublin and are learning from their expertise in management of large datasets.  Additionally through a pilot with IBM Watson, we are  leveraging IBM Watson’s  cognitive computing power to help automate the process of identifying patients who meet the criteria for a clinical trial, and to analyze protocols to assess trial feasibility and identify optimal trial sites.

Enabling Technologies

Enabling technologies and developing innovative trial solutions to help clients improve the costs and efficiencies associated with drug development is key to achieving our objectives as outlined in these  four strategic pillars.

These solutions are enabled by differentiated ICON technologies. Our ICONIK platform is a web-based information platform that facilitates the management, reporting, analysis and visualization of all data relating to drug development, and supports our risk based monitoring solution. This solution allows monitoring resources to be directed at specific sites based on real-time data analysis which can significantly reduce monitoring costs for clients.

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

Our ADDPLAN software offers a leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier. ADDPLAN is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers. (see Information Systems on page 29 for further information).

Services

ICON is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. These solutions span the Clinical Development lifecycle from compound selection to Phase I-III clinical studies and post approval outcome research and market access consulting solutions.

We offer a broad range of specialized services to assist pharmaceutical, biotechnology and medical device companies to bring new drugs and devices to market faster. Our services span the entire lifecycle of product development and can be adapted to suit local trials or large global programs. Specific clinical development services offered to biopharmaceutical and medical device companies include:

o	Product Development Planning;
o	Strategic Consulting;
o	Study Protocol Preparation;
o	Clinical Pharmacology;
o	Pharmacokinetic and Pharmacodynamic analysis;
o	Clinical Research Centers;
o	Investigator Sites;
o	Patient Recruitment;
o	Study Monitoring and Data Collection;
o	Case Report Form ("CRF") Preparation;
o	Statistical Analysis;
o	Patient Safety Monitoring;
o	Risk-based Monitoring;

o	Clinical Data Management;
o	Strategic Analysis and Data Operations;
o	Regulatory Consulting;
o	Medical Reporting and Pharmacovigilance;
o	Interactive Response Technologies;
o	Electronic Endpoint Adjudication;
o	Medical Imaging;
o	Adaptive trial design and execution;
o	Medical Device Trials;
o	Biosimilar Trials
o	Research Trials for US Government Agencies;
o	Functional Services
o	Strategic Resourcing;
o	Sample analyses;
o	Safety testing;
o	Microbiology;
o	Custom flow cytometry;
o	Electronic transmission of test results;
o	Biomarker development;
o	Bioanalysis;
o	Immunoassay development;
o	Electronic Patient Reported Outcomes;
o	Patient Registries;
o	Outcomes Research;
o	Health Economics;
o	Market Access and commercialization services;
o	Drug Pricing Consulting; and
o	Health care and scientific communications.

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

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, some medium-sized providers and a smaller number of large CROs, including ICON,  that are differentiated by the scale of their global operations and breadth of service portfolios.  The need to conduct research and access patients on a global basis is driving market share to these global CROs and when competing for large development opportunities, ICON competes primarily with QuintilesIMS, PAREXEL International Corporation, LabCorp Pharmaceutical Product Development LLC, INC Research, and PRA Health Sciences. In some other market segments, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs including INC Research and Medpace.

CROs generally compete on the basis of previous experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of new treatments that payers and regulators require. This requires access to new data sources which includes information to support the identification of suitable investigator sites and patient populations as well as data on the value delivered by new products following marketing approval.

We believe that we compete favorably in all these areas.

Customers

During the year ended December 31, 2016 revenue was earned from over 800 clients.  During the year ended December 31, 2016 45% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (26%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%).  No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2014 53% of our net revenues were derived from our top five customers, with one customer individually contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2016 we had a backlog of approximately $4.2 billion, compared with approximately $3.9 billion at December 31, 2015.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

ICON also utilizes a range of enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Oracle, Dell, SAS and Medidata. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits.

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

We have also developed an interactive response technology (IXR) system which provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online.

All of the Company’s global finance operations utilize Oracle’s eBusiness suite to serve the organization’s financial and project accounting requirements. Workday is used to fulfil our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK QualityDocs our global SOP Document Management system and our Web-based training delivery solution, iLearn.

Our IT systems are operated from two hubs in Dublin, Ireland and Philadelphia, Pennsylvania. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Microsoft Lync, WebEx, Sharepoint, Box and eRooms. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for companywide communication.

Following the acquisition of Aptiv Solutions we have now integrated, and continue to enhance, three new technology platforms into the ICON offerings.  These comprise ADDPLAN for simulation and design of exploratory/pilot and confirmatory/pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)), AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring and Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.

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

The FDA and other prominent regulators have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

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

The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority. In addition, our activities in Europe are affected by the European Medicines Agency (“EMA”), which is based in London, England.

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

We try to reduce this potential liability by:

●    Seeking contractual indemnification from customers in relation to certain activities.  However, the terms and scope of indemnification varies from customer to customer and project to project and the performance of these indemnities is not secured.  As a result, we bear the risk that indemnification may not be relevant or sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. Furthermore this indemnification does not protect us against our own acts or omissions such as our negligence or where our performance does not reach the required contractual, industry or regulatory standard.

●    Maintaining worldwide professional liability insurance.  While we believe our insurance coverage is adequate, there is no guarantee that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the relevant policy will respond and provide cover when we want it to.

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

We maintain thirty-five offices in North America; thirty-two in the United States, two in Canada and one in Mexico.  We maintain five offices in the UK, three in Germany, two each in France, Ireland and Spain, and one in each of Belgium, the Czech Republic, Hungary, Italy, Latvia, Poland, Romania, Sweden, Switzerland, the Netherlands and the Ukraine.  We have three offices in each of China, India and Japan, two in Singapore and one in each of Hong Kong, Israel, Philippines, Russia, South Korea, Taiwan, Thailand and Turkey.  We have one office in each of Australia and New Zealand.   We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru.  We maintain one office in South Africa.

Organizational Structure

Details of the Company’s significant operating subsidiaries are as follows:

Company	Country	Group ownership

ICON Clinical Research, S.A.	Argentina	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research Austria GmbH	Austria	100%

DOCS International Belgium N.V.	Belgium	100%

ICON Pesquisas Clínicas LTDA.	Brazil	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Oxford Outcomes LTD.	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

ICON Clinical Research (Beijing) Co., Ltd	China	100%

Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research S.A.R.L.	France	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Japan K.K.	Japan	100%

Niphix G.K.	Japan	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research Korea Yuhan Hoesa	Korea	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

DOCS Insourcing B.V.	Netherlands	100%

DOCS International B.V.	Netherlands	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Peru S.A.	Peru	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

DOCS International Poland Sp. z o.o.	Poland	100%

ICON Clinical Research Sp. z o.o.	Poland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON Clinical International Unlimited Company	Republic of Ireland	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%

ICON Holdings Unlimited Company	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Investments Five Unlimited Company	Republic of Ireland	100%

ICON Investments Four Unlimited Company	Republic of Ireland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research (Rus) LLC	Russia	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research España, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research (Switzerland) GmbH	Switzerland	100%

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

DOCS Ukraine LLC	Ukraine	100%

ICON Clinical Research LLC	Ukraine	100%

Aptiv Solutions (UK) Ltd	United Kingdom	100%

DOCS International UK Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

ICON Development Solutions Limited	United Kingdom	100%

Addplan, Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

C4 MedSolutions, LLC	USA	100%

Clinical Research Management, Inc.	USA	100%

CHC Group, LLC	USA	100%

Complete Healthcare Communications, LLC	USA	100%

Complete Publication Solutions, LLC	USA	100%

DOCS Global, Inc.	USA	100%

Global Pharmaceutical Strategies Group, LLC	USA	100%

ICON Clinical Research LLC	USA	100%

ICON Early Phase Services, LLC	USA	100%

ICON Laboratory Services, Inc.	USA	100%

ICON US Holdings Inc.	USA	100%

Managed Care Strategic Solutions, L.L.C.	USA	100%

MMMM Consulting, LLC	USA	100%

MMMM Group, LLC	USA	100%

PMG Research of Bristol, LLC	USA	100%

PMG Research of Charleston, LLC	USA	100%

PMG Research of Charlotte, LLC	USA	100%

PMG Research of Christie Clinic, LLC	USA	100%

PMG Research of Hickory, LLC	USA	100%

PMG Research of Raleigh, LLC	USA	100%

PMG Research of Rocky Mount, LLC	USA	100%

PMG Research of Salisbury, LLC	USA	100%

PMG Research of Wilmington, LLC	USA	100%

PMG Research of Winston-Salem, LLC	USA	100%

PMG Research, Inc.	USA	100%

Pricespective, LLC	USA	100%

PubsHub LLC	USA	100%

Item 4A.  Unresolved Staff Comments.

Not applicable.

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2016, we employed approximately 12,500 employees, in 87 locations in 38 countries. During the year ended December 31, 2016 we derived approximately 45.8%, 43.4% and 10.8% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator fees and certain other costs, where reimbursed by clients are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. We view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2016 we had a backlog of approximately $4.2 billion, compared with approximately $3.9 billion at December 31, 2015.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

	Year Ended December 31,
	2016	2015	2016	2015
	Percentage of Net Revenue		Percentage Increase/(Decrease)
Net revenue	100%	100%	5.8%	4.8%
Costs and expenses: Direct costs	57.7%	57.7%	5.8%	0.6%
Selling, general and administrative	19.5%	20.7%	(0.3%)	(2.9%)

Depreciation	2.5%	2.6%	4.8%	(4.7%)
Amortization	1.1%	1.1%	(0.1%)	68.9%
Income from operations (excluding restructuring and other items)	19.2%	17.9%	13.6%	33.3%
Restructuring and other items	0.5%	-	100%	(100%)
Income from operations (including restructuring and other items )	18.7%	17.9%	10.7%	39.1%

Year ended December 31, 2016 compared to year ended December 31, 2015

Net revenue for the year increased by $91.5 million, or 5.8%, from $1,575.0 million for the year ended December 31, 2015 to $1,666.5 million for the year ended December 31, 2016.  Net revenue increased by 6.4% in constant currency, and by 3.2% in constant dollar organic.  The increase in net revenues can be explained by both continued organic growth and the additional net revenues from the acquisition of ClinicalRM on September 15, 2016 and the full year impact of the acquisition of MediMedia Pharma Solutions and PMG on February 27, 2015 and December 4, 2015 respectively.

Net revenues from our top five customers were $744.2 million in 2016 compared to $774.8 million in 2015, or 45% and 49% respectively.  The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 31% of net revenue for the year ended December 31, 2015, compared to 26% of net revenue for the year ended December 31, 2016.  The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.

Net revenue in Ireland decreased by $19.0 million in 2016, from $429.6 million for the year ended December 31, 2015 to $410.6 million for the year ended December 31, 2016.  Net revenue in Ireland during the year ended December 31, 2016 decreased by 4.4% compared to an overall increase in Group revenue of 5.8%.  Net revenue in Ireland is principally a function of our global transfer pricing model (see Note 17 Business Segment and Geographical Information for further details).

Net revenue for Rest of Europe decreased by $17.3 million or 5.2%, from $330.5 million for the year ended December 31, 2015 to $313.2 million for the year ended December 31, 2016.   Net revenue in our Rest of World (‘Other’) region increased by $15.0 million or 9.1%, from $163.9 million for the year ended December 31, 2015 to $178.9 million for the year ended December 31, 2016.  Net revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.  Net revenue in the U.S. increased by $112.9 million or 17.3%, from $650.9 million for the year ended December 31, 2015 to $763.8 million for the year ended December 31, 2016. Net revenues in the U.S. were positively impacted by both continued organic growth and by the acquisition of ClinicalRM on September 15, 2016 and the full year impact of the acquisition of MediMedia Pharma Solutions and PMG on February 27, 2015 and December 4, 2015 respectively.

Direct costs for the year increased by $52.3 million, or 5.8%, from $909.0 million for the year ended December 31, 2015 to $961.3 million for the year ended December 31, 2016. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $59.5 million combined with an increase in laboratory costs of $4.8 million.  These were offset by a decrease in other direct project related costs of $8.2 million and a decrease in travel related costs of $3.8 million.  As a percentage of net revenue, direct costs, at 57.7%, have remained unchanged for both the year ended December 31, 2015 and the year ended December 31, 2016.

Selling, general and administrative expenses for the year decreased by $1.1 million, or 0.3%, from $326.8 million for the year ended December 31, 2015 to $325.7 million for the year ended December 31, 2016. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The movement in selling, general and administration expenses arose primarily from an increase in personnel related expenditure of $8.3 million, a decrease in facilities and related costs of $2.9 million and a decrease in general and administrative expenses net of foreign exchange movements of $6.5 million. As a percentage of net revenue, selling, general and administrative expenses decreased from 20.7% of revenue for the year ended December 31, 2015 to 19.5% of net revenue for the year ended December 31, 2016.

Share based compensation expense recognized during the years ended December 31, 2016 and December 31, 2015 was $40.3 million and $33.3 million respectively.

Depreciation expense for the period increased by $1.9 million, or 4.8%, from $40.2 million for the year ended December 31, 2015 to $42.1 million for the year ended December 31, 2016. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth.  As a percentage of net revenue, depreciation expense decreased from 2.6% of net revenues for the year ended December 31, 2015 to 2.5% for the year ended December 31, 2016.  Amortization expense for the year remained unchanged at $17.5 million for the year ended December 31, 2015 and the year ended December 31, 2016. The amortization expense represents the amortization of intangible assets acquired on business combinations. The amortization expense for the year includes the acquisition of ClinicalRM on September 15, 2016 and the impact of a full year’s amortization for MediMedia Pharma Solutions and PMG which were acquired on February 27, 2015 and December 4, 2015 respectively. These increases were offset by the cessation of amortization on other assets.  As a percentage of net revenue, the amortization expense remained unchanged at 1.1% of net revenues for the year ended December 31, 2015 and the year ended December 31, 2016.

During the year ended December 31, 2016 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $8.2 million during 2016. The restructuring plan includes the cost of resource rationalizations in certain areas of the business to improve utilization (resulting in a charge of $6.2 million), and office consolidation (resulting in the recognition of an onerous lease obligation of $2.0 million). No restructuring cost was recognized during the year ended December 31, 2015. See Note 14 to the Audited Consolidated Financial Statements.

As a result of the above, income from operations increased by $30.2 million, or 10.7%, from $281.5 million for the year ended December 31, 2015 to $311.7 million for the year ended December 31, 2016 ($38.3 million, or 13.6% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 17.9% of net revenues for year ended December 31, 2015 to 18.7% (19.2% excluding restructuring charges) of net revenues for year ended December 31, 2016.

Income from operations in Ireland increased by 14.3% from $189.0 million for the year ended December 31, 2015, to $216.1 million ($218.3 million excluding the impact of restructuring and other charges) for year ended December 31, 2016. Income from operations in Ireland and other geographic regions are impacted by the Company’s global transfer pricing model. Continued strategic investment in personnel and infrastructure together with on-going enhancement of operating processes and the successful leverage of support costs in 2016 has continued to result in a decrease of the proportion of the Group’s net revenue used to support other Group entities and a corresponding increase in income from operations in Ireland during 2016.

In the Rest of Europe region, income from operations decreased by $4.0 million, from $38.2 million for the year ended December 31, 2015 to $34.2 million for the year ended December 31, 2016.  Excluding restructuring charges recorded income from operations in the Rest of Europe decreased by $1.7 million, from $38.2 million for the year ended December 31, 2015 to $36.5 million for the year ended December 31, 2016. As a percentage of net revenues income from operations decreased from 11.5% for the year ended December 31, 2015 to 10.9% (11.7% excluding restructuring charges) for the year ended December 31, 2016.

In the U.S. region, income from operations decreased by $4.0 million or 8.8%, from $45.3 million for the year ended December 31, 2015 to $41.3 million for the year ended December 31, 2016. Excluding restructuring charges recorded income from operations in the U.S. decreased by $0.7 million, from $45.3 million for the year ended December 31, 2015 to $44.6 million for the year ended December 31, 2016. As a percentage of net revenues income from operations in the U.S. region decreased from 7.0% for the year ended December 31, 2015 to 5.4% (5.8% excluding restructuring charges) for the year ended December 31, 2016. Net income in the U.S. was also impacted by the increased amortization expense following the recognition of intangible assets on the acquisition of ClinicalRM and PMG.  See Note 4 and Note 5 to the Audited Consolidated Financial Statements.

In other regions, income from operations increased by $11.0 million, from $9.0 million for the year ended December 31, 2015 to $20.0 million for the year ended December 31, 2016. Excluding restructuring charges recorded income from operations in other regions increased by $11.4 million, from $9.0 million for the year ended December 31, 2015 to $20.4 million for the year ended December 31, 2016. As a percentage of net revenues, income from operations in the other regions increased from 5.5% for the year ended December 31, 2015 to 11.2% (11.4% excluding restructuring charges) for the year ended December 31, 2016.

Interest expense increased from $4.0 million for the year ended December 31, 2015 to $13.0 million for the year ended December 31, 2016.  This increase primarily reflects the drawdown of the Senior Notes of $350 million issued in December 2015 resulting in a full year’s interest expense in 2016.  The interest rate in respect of the Senior Notes is fixed at 3.64% over the five year term of the facility. The cash proceeds ($4.6 million), representing the realized gain on an interest rate hedge, were received on maturity in November 2015.  The realized gain is being amortized to the income statement over the period of the Senior Notes.

Provision for income taxes for the period decreased from $39.3 million for the year ended December 31, 2015 to $38.0 million ($39.0 million excluding the impact of restructuring charges) for the year ended December 31, 2016.  The Company’s effective tax rate for the year ended December 31, 2016 was 12.7% (12.7% excluding the impact of restructuring charges) compared with 14.1% for the year ended December 31, 2015. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Year ended December 31, 2015 compared to year ended December 31, 2014

Net revenue for the year increased by $71.7 million, or 4.8%, from $1,503.3 million for the year ended December 31, 2014 to $1,575.0 million for the year ended December 31, 2015.  Net revenue increased by 10% in constant currency, and by 5% in constant dollar organic.  The primary driver of the increase in net revenues during the year ended December 31, 2015 were the additional net revenues from the acquisition of MediMedia Pharma Solutions and PMG which were acquired on February 27, 2015 and December 4, 2015 respectively and from a full year contribution from the acquisition of Aptiv Solutions, which was acquired on May 7, 2014.  Net revenues derived from our top 5 customers were $774.8 million in 2015, compared to $792.7 million in 2014 or 49% and 53% respectively.  The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company, signed in May 2011. In both 2014 and 2015, net revenue from this customer contributed 31% of net revenue for the year.  The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top 5 customers.

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

Net revenue for Rest of Europe decreased by $42.1 million or 11.3%, from $372.6 million for the year ended December 31, 2014 to $330.5 million for the year ended December 31, 2015.   Net revenue for other regions (i.e. those outside of Europe and the U.S.) decreased by $0.6 million or 0.3%, from $164.5 million for the year ended December 31, 2014 to $163.9 million for the year ended December 31, 2015.  Net revenues in both of these regions were impacted by the continued strengthening of the U.S. dollar during the period resulting in a decrease in their reported value when translated to U.S dollars.  Net revenue in the U.S. increased by $45.1 million or 7.4%, from $605.8 million for the year ended December 31, 2014 to $650.9 million for the year ended December 31, 2015. The increase in net revenue in the U.S. arose primarily from a full year contribution from the acquisition of Aptiv Solutions and the additional net revenue from MediMedia Pharma Solutions, acquired on February 27, 2015 and from PMG, acquired on December 4, 2015.

Direct costs for the year increased by $5.8 million, or 0.6%, from $903.2 million for the year ended December 31, 2014 to $909.0 million for the year ended December 31, 2015. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount of approximately 1,300 over the comparative period, including the impact of additional headcount and other costs from the acquisition of MediMedia Pharma Solutions and PMG, and inclusion of a full year’s costs for Aptiv Solutions.  In addition, the continued strengthening of the U.S. dollar resulted in a decrease in the reported value of direct costs for operations outside of the United States when translated to U.S. dollars.  As a percentage of net revenue, direct costs have decreased from 60.1% for the year ended December 31, 2014 to 57.7% for the year ended December 31, 2015.

Selling, general and administrative expenses for the year decreased by $9.7 million, or 2.9%, from $336.5 million for the year ended December 31, 2014 to $326.8 million for the year ended December 31, 2015. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. A primary driver of the decrease in selling, general and administrative expenses during the period has been the continued strengthening of the U.S. dollar resulting in a reduction in the reported value of selling, general and administrative expenses during the period for regions outside of the United States.  This reduction was offset by increased costs from the acquisition of MediMedia Pharma Solutions and PMG, and the inclusion of a full years cost for Aptiv Solutions. In addition, we recognized a foreign exchange gain of $6.0 million in the year-ended December 31, 2014, compared to a gain of $3.6 million during the year-ended December 31, 2015, which reduced selling, general and administrative expenses from 22.4% of revenue to 20.7% of net revenue for the year ended December 31, 2015.

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

The Company’s cash and short term investment balances at December 31, 2016 amounted to $260.6 million compared with cash and short term investment balances of $189.9 million at December 31, 2015.  The Company’s cash and short term investment balances at December 31, 2016 comprised cash and cash equivalents $192.5 million and short-term investments $68.0 million. The Company’s cash and short term investment balances at December 31, 2015 comprised cash and cash equivalents $103.9 million and short-term investments $86.0 million.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. (“ClinicalRM”) which resulted in initial net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million).

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired 100% of the securities of MediMedia Pharma Solutions which resulted in net cash outflows of $116.0 million.  On December 4, 2015, PMG was acquired by ICON Clinical Research LLC a subsidiary of the Company, resulting in net cash outflows of $65.4 million (see Note 4 of the Financial Statements at Item 19).

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, which commenced on June 15, 2016. The Senior Notes are guaranteed by ICON plc.  In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”.  The cash proceeds, representing the realized gain on the interest rate hedge, were received on maturity in November 2015.

On July 27, 2015 the Company entered into a 364 day bridge facility for $350.0 million with two financial institutions.   The facility bore interest at LIBOR plus a margin and included certain guarantees and indemnities in favor of the two financial institutions. The bridge facility was repaid in full in December 2015.

On June 30, 2014 the Company entered into a five year committed multi-currency Revolving Credit Facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank (“Revolving Credit Facility”). Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions.   In December 2015 the Revolving Credit Facility was amended to remove certain guarantees, the facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin.  $53.0 million was drawn down under the Revolving Credit Facility during the year and fully repaid at December 31, 2016 ($nil drawn at December 31, 2015).

Net cash provided by operating activities was $259.2 million for the year ended December 31, 2016 compared with net cash provided by operating activities of $279.1 million for the year ended December 31, 2015. The positive cash flow impact of the increase in revenues and underlying profitability of the Company was offset in part by an increase in revenue outstanding which comprises of accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed.  Days’ revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days’ revenue outstanding at December 31, 2016 was 50 days compared to 41 days at December 31, 2015.

Net cash used in investing activities was $74.8 million for the year ended December 31, 2016 compared to net cash used in investing activities of $204.3 million for the year ended December 31, 2015. Net cash used in the year ended December 31, 2016 arose principally from cash paid for acquisitions of $54.2 million (excluding cash acquired with subsidiary undertaking of $3.2 million - see note 3 Business Combinations for further details), capital expenditures of $42.6 million and the purchase of short-term investments of $22.0 million offset by the sale of short-term investments of $40.9 million.

Capital expenditure for the year ended December 31, 2016 amounted to $42.6 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.  During the year ended December 31, 2016 the Company received a net $18.8 million in respect of the purchase and sale of short-term investments.  This compares to receipt of a net $11.5 million during the year ended December 31, 2015.

Net cash outflow from financing activities amounted to $93.7 million compared with net cash outflow from financing activities of $81.4 million for the year ended December 31, 2015. Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $110.0 million in the year-ended December 31, 2016 (see Note 12 Share Capital for further information).  During the year ended December 31, 2016, these outflows were offset by cash receipts of $10.2 million from the exercise of stock options and $6.4 million recognized in relation to the tax benefit from the exercise of these share options.  In addition, there was $53.0 million drawn down and subsequently repaid under the five year committed multi-currency Revolving Credit Facility.  In 2016, there was also $20.0 million drawn down and subsequently repaid by the Company under a one year uncommitted short term revolving credit facility (of $30.0 million).  The facility bears interest at LIBOR plus a margin.   No amounts were drawn under this facility at December 31, 2016. Net cash outflow from financing activities amounted to $81.4 million for the year ended December 31, 2015. During the year ended December 31, 2015, cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $457.9 million and payments of $140.0 million in respect of the share repurchase program.  These outflows were offset by cash receipts of $23.0 million from the exercise of stock options. In 2015, cash outflow from financing activities also reflects the issuance of the Senior Notes in December 2015, drawdown of the bridge facility in July 2015 and repayment of the bridge facility in December 2015.

As a result of these cash flows, cash and cash equivalents increased by $88.6 million for the year ended December 31, 2016 compared to a decrease of $15.0 million for the year ended December 31, 2015.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	152.5	34.7	49.6	28.1	40.1
Senior Notes	350.0	-	-	350.0	-
Interest on Senior Notes	51.0	12.7	25.5	12.8	-
Current and Non-current tax liabilities	16.8	8.4	1.8	6.6	-

Total (U.S.$ in millions)	$570.3	$55.8	$76.9	$397.5	$40.1

We expect to spend approximately $45.2 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

Goodwill

We review our goodwill for impairment annually, or more frequently if facts or circumstances warrant such a review.  We have determined that we operate in a single segment and have a single reporting unit associated with the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. The annual test for goodwill impairment is a two-step process. We evaluate goodwill for impairment by firstly comparing the fair value of the reporting unit to its carrying value, including goodwill.  We have determined the fair value of our single reporting unit to be equal to our market capitalization, as determined by our traded share price.If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. If the implied goodwill is lower than its carrying amount, goodwill is impaired and written down to its implied fair value.

We believe that we have used reasonable estimates and judgments in assessing the carrying value of goodwill.

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

We recognize biometric revenues on a fee-for-service basis as each unit of data is prepared.  Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed.  Consulting revenue is recognized on a fee-for-service basis recognizing revenue as each hour of the related service is performed.  Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client. Informatics revenue is recognized on a fee-for-service basis.  Informatics contracts are treated as multiple element arrangements, with contractual elements comprising license fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. License and support fee revenues are recognized rateably over the period of the related agreement.  Revenue from software services is recognized using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

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

We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, may not be reflective of revenue earned. We recognize revenues over the period from the awarding of the customer’s contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While we may routinely adjust time estimates, estimates and assumptions historically have been accurate in all material respects.

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

Impact of New Accounting Pronouncements

Accounting Standards Update (‘ASU’) 2015-03 ‘Interest-Imputation of Interest’ was issued in April 2015 to simplify the presentation of debt issuance costs.  The guidance requires debt issuance costs related to term loans to be presented as a direct deduction from the carrying amount of the associated debt liability.  The new guidance is reflected in the Consolidated Financial Statements including application on a retrospective basis.  The Consolidated Balance Sheet at December 31, 2015 has therefore been restated to reflect the accounting standards update.

ASU 2015-16 ‘Business Combinations’ was issued in February 2016 to simplify the accounting and presentation for changes in provisional amounts accounted for in a business combination during the measurement period.  The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined.  The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional accounts, calculated as if the accounting had been completed at the acquisition date.  See Note 4 for details of the impact of adoption.

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

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. As originally issued, ASU 2014-09 will be effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2016. On July 9, 2015, the FASB approved the proposal to defer the effective date of this standard by one year. Early adoption is permitted for annual periods beginning after December 16, 2016.  Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for noncash consideration and completed contracts at transition.

The updated standard is effective for us in the first quarter of the year ended 31 December 2018.   We are continuing to evaluate a method of transition and are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.   While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact relates to our assessment of measurement of performance and percentage of completion.  Under current GAAP, the revenue attributable to performance is determined based on both input and output methods of measurement.  Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances.  Our preparatory work is also focused on the increased disclosure obligations (including in respect of retrospective revenue and backlog).

In January 2016, the FASB issued ASU 2016-01, which will significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected.  The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year ended December 31, 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products, which allows entities to recognize breakage on prepaid stored-value products consistent with how breakage is recognized under the new revenue standard. The exception applies to prepaid stored-value products in physical or digital form, with stored monetary values that are redeemable for goods and services, including those that can be redeemed for cash (e.g., prepaid gift cards issued on a specific payment network and redeemable at network-accepting merchant locations, prepaid telecommunication cards, and traveler’s checks). The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-04 is not expected to have a significant impact on the financial statements.

In March 2016, the FASB issued ASU 2016-05, Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, which clarifies that a change in one of the parties to a derivative contract (through novation) that is part of a hedge accounting relationship does not, by itself, require de-designation of that relationship, as long as all other hedge accounting criteria continue to be met. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-05 is not expected to have a significant impact on the financial statements.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments, which clarifies that determining whether the economic characteristics of a put or call are clearly and closely related to its debt host requires only an assessment of the four-step decision sequence outlined in FASB ASC paragraph 815-15-25-24. Additionally, entities are not required to separately assess whether the contingency itself is clearly and closely related. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-06 is not expected to have a significant impact on the financial statements.

In March 2016, the FASB issued ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-07 is not expected to have an impact on the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We will apply the updated standard in the first quarter of the year ended December 31, 2017. We believe the new standard will cause limited volatility in our effective tax rates and a resulting impact on our diluted earnings per share due to the tax effects related to share-based payments being recorded in the income statement. The volatility in future periods will depend on our stock price at the awards’ vest dates and the number of awards that vest in each period. If the share price at the vest date of an award exceeds the share price at its grant date, an additional tax benefit will be recognized in the income statement, reducing our effective tax rate. Conversely, if the share price at the vest date of an award is lower than the share price at its grant date, an additional tax expense will be recognized in the income statement, increasing our effective tax rate for that period.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have an impact on the financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

●	Debt prepayment or debt extinguishment costs;
●	Settlement of zero-coupon bonds;
●	Contingent consideration payments made after a business combination;
●	Proceeds from the settlement of insurance claims;
●	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;
●	Distributions received from equity method investees;
●	Beneficial interests in securitization transactions; and
●	Separately identifiable cash flows and application of the predominance principle.

The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 is not expected to have a significant impact on the financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019.   We are considering the impact, if any, of the adoption of ASU 2016-16 on the financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control, which requires a single decision maker or service provider, in evaluating whether it is the primary beneficiary, to consider on a proportionate basis indirect interests held through related parties under common control.  This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2016, and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-17 is not expected to have an impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, which amends a number of Topics in the FASB ASC. The ASU is part of an ongoing FASB project to facilitate Codification updates for non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. The ASU will apply to all reporting entities within the scope of the affected accounting guidance.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 28, 2017.

Name	Age	Position
Ciaran Murray (1)(5)	54	Chief Executive Officer, Director and Executive Chairman designate
Dr. Steve Cutler (1)	56	Chief Operating Officer, Director and Chief Executive Officer designate
Declan McKeon (2)(3)(4)(5) Brendan Brennan (1)(5)	65 38	Director and Acting Chairman Chief Financial Officer
Dr. John Climax (6)	64	Director
Dr. Ronan Lambe (6)	77	Director
Professor Dermot Kelleher (3)(6)	61	Director
Professor William Hall (2)(3)(4)(6) Mary Pendergast (2)(6)	67 66	Director Director
Professor Hugh Brady Ronan Murphy (2)(3)(4)	57 59	Director Director
Diarmaid Cunningham	42	Chief Administrative Officer, General Counsel & Company Secretary

(1)	Executive Officer of the Company.
(2)	Member of Compensation and Organization Committee.
(3)	Member of Audit Committee.
(4)	Member of Nominating and Governance Committee.
(5)	Member of Execution Committee.
(6)	Member of Quality Committee.

As previously disclosed effective March 1, 2017, Mr. Ciaran Murray will transition from his role as Chief Executive Officer to the role of Chairman of the Board of Directors and Dr. Steve Cutler will be appointed as Chief Executive Officer. As a part of this transition, effective March 1, 2017, Declan McKeon will step down as Chairman of the Board of Directors and will be appointed to the position of lead independent director. In connection with the aforementioned transition, the Board of Directors has determined that in circumstances where the Chairman of the Board is not independent, the independent members of the Board of Directors shall appoint from among their number a Lead Independent Director. The Lead Independent Director shall generally assist in optimizing the effectiveness and independence of the Board of Directors by performing such duties as described in the charter approved by the Board of Directors, on behalf of the Board of Directors, including coordinating the meetings of the other non-employee and independent directors, and such other duties as determined from time to time by the Board of Directors and/or its independent members.

Declan McKeon was appointed as acting Chairman on April 1, 2016. He has served as an outside Director of the Company since April 2010. Mr. McKeon was a partner in PwC Ireland from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PwC Ireland, membership of the PwC Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive Director of Ryanair plc and GC Aesthetics.  Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Ciaran Murray is the Chief Executive Officer of ICON plc. On October 20, 2016, the Company announced that as part of its planned succession of executive leadership, Mr. Ciaran Murray will transition to the role of Executive Chairman of the Board effective as of March 1, 2017.  Mr. Murray joined ICON as Chief Financial Officer in 2005 and served in that capacity until his appointment as Chief Executive Officer in 2011. Mr. Murray is an executive with 35 years of leadership experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals, including PwC Ireland, Kraft Foods, Novell Inc., Northern Foods and Codec Systems. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014 Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.

Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014, having previously occupied the position of Group President Clinical Research Services since November 2011. On October 20, 2016, the Company announced that as part of its planned succession of executive leadership, Dr. Cutler will transition to the role of Chief Executive Officer with effect from March 1, 2017.  Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his corporate finance experience in Cement Roadstone Holdings, a major Irish building materials organization.  Mr. Brennan qualified as a chartered accountant with PwC Ireland and obtained a bachelor’s degree in Accounting and Finance from Dublin City University.

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as an outside Director of the Company.  Dr. Climax has over 25 years of experience in the contract research industry. Dr. Climax is the Executive Chairman of Dignity Sciences Limited. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland. He is currently Executive Chairman of DS Biopharma and CEO of Afimmune, both of which are private companies.

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

Professor William Hall has served as an outside Director of the Company since February 2013.   He is a renowned expert in infectious diseases and virology. He currently serves as Distinguished Professor in Hokkaido University in Japan and is Professor Emeritus of Medical Microbiology and the Centre for Research in Infectious Diseases at University College Dublin’s (UCD) School of Medicine and Medical Science. He is also Executive Chairman of the UCD National Virus Reference Laboratory and is a Consultant Microbiologist at St. Vincent’s University Hospital Dublin. Professor Hall also serves as a consultant to the Minister of Heath and Children in the Republic of Ireland, providing input on a range of topics including influenza pandemic preparedness and bioterrorism. Prior to his tenure at UCD, Professor Hall was Professor and Head of the Laboratory of Medical Virology, Senior Physician and Director of the Clinical Research Centre at the Rockefeller University in New York. He previously served as an Assistant and Associate Professor of Medicine at Cornell University. Professor Hall is a Board member of The Atlantic Philanthropies and is a co-founder of the Global Virus Network.

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

Professor Hugh Brady has served as an outside Director of the Company since April 2014. In September 2015, Professor Brady took up the position of President and Vice-Chancellor of the University of Bristol - a member of the UK's Russell Group of elite research-intensive universities. Professor Brady is also President Emeritus of University College Dublin (UCD), where he served as President from 2004 until the end of 2013. During his tenure Professor Brady oversaw a major institution-wide transformation program that included significant expansion of UCD’s science, engineering and biomedical research capacity through the development of the O'Brien Centre for Science, Conway Institute for Biomedical Research, UCD Clinical Research Centre, the Dublin Academic Medical Centre and the Ireland East Hospital Group. In addition, he led a major growth in UCD’s international footprint. A nephrologist by training, Professor Brady was Professor of Medicine and Therapeutics at UCD before being appointed the university’s President. Prior to that, he built a successful career as a physician and biomedical research scientist in the US - spending almost a decade at Harvard University where he was Associate Professor of Medicine, Director of the Renal Division of the Brockton/West Roxbury VA Medical Center and Consultant Physician at the Brigham and Women’s Hospital, Boston. He has an international reputation in the pathogenesis of diabetic kidney disease and renal inflammation. Professor Brady has held many national and international leadership roles, including Chairman of the Irish Health Research Board and Chairman of the Universitas 21 Network of global research universities. He is also a non-executive Director of Kerry Group plc.

Ronan Murphy was appointed as an outside Director of the Company in October 2016. Mr. Murphy is the former Senior Partner of PwC Ireland, Ireland's largest professional services firm with almost 100 partners and employing over 2,000 people. Mr. Murphy was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011.  Following completion of the maximum two terms, Mr. Murphy retired from the firm in June 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. As an Assurance Partner, he served clients across many sectors.  In 1995, Mr. Murphy joined the firm’s leadership team and held a number of operational leadership roles, prior to being appointed as Partner in Charge of the firm's Assurance Practice in 2003, a position he held for four years prior to his appointment as Senior Partner. In early 2016, Mr. Murphy was appointed as a non-executive director of Davy Stockbrokers, and he chairs their Audit Committee.  He is also a Director of Liberty Insurance's operations in Ireland and also chairs the Audit Committee. Mr. Murphy currently serves as a Board Member of the UCD Michael Smurfit Business School and is a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.

Diarmaid Cunningham is Chief Administrative Officer, General Counsel, Executive Vice President and Company Secretary.  Mr. Cunningham joined the Company in November 2009 and was appointed Company Secretary in October 2011. Mr Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms, prior to joining the Company.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a lawyer with A&L Goodbody in 2001. In 2015, Mr. Cunningham completed the Stanford Executive Program at Stanford University in California.  Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups.

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

The Board comprises two executive and eight outside Directors at the date of this report.  The outside Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside Directors to be of complementary skills, experience and knowledge and each outside Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (10 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board normally meets at least four times each year. During the year ended December 31, 2016 the Board met on five occasions. All Directors allocated sufficient time to the Company during the year ended December 31, 2016 to effectively discharge their responsibilities to the Company

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2017, it is anticipated that four Directors will retire by rotation and offer themselves for re-election.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required.  Appropriate key executives are regularly invited to attend meetings of the Board committees. Each committee completed a self-evaluation of the performance of the committee during the year ended December 31, 2016 and each committee was satisfied with their performance.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for the Company’s employees to raise concerns in confidence about financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis.  The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements.   The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. The Audit Committee currently comprises of the following four independent Directors: Declan McKeon (Chairman), Professor Dermot Kelleher, Professor William Hall, and Ronan Murphy. Thomas Lynch served as a member of the Committee during 2016 until his retirement from the Board on July 22, 2016. Ronan Murphy joined the Committee on October 18, 2016.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company.  Annual bonuses for the executive Directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives.  The Committee also oversees succession planning for the Company’s senior management. The Compensation and Organization Committee currently comprises of the following independent Directors: Ronan Murphy (Chairman), Professor William Hall, Declan McKeon, and Mary Pendergast. Thomas Lynch served as a member of the Committee during 2016 until his retirement from the Board on July 22, 2016. Professor William Hall served as Chairman during 2016 until July 22, 2016. Declan McKeon joined the Committee on July 22, 2016 and served as Chairman until Ronan Murphy joined the Committee as Chairman on October 18, 2016.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside Directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate.  The Committee considers diversity of the Board members when making recommendations to the Board of the Company.

The Nominating and Governance Committee currently comprises of the following independent Directors: Professor William Hall (Chairman), Declan McKeon, and Ronan Murphy. Thomas Lynch served as a member and Chairman of the Committee during 2016 until his retirement from the Board on July 22, 2016 and Professor William Hall was appointed as Chairman. Ronan Murphy joined the Committee on December 13, 2016.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board within the limits set out in the Charter of the Execution Committee.  The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  The Execution Committee currently comprises of the following Directors and Officer: Ciaran Murray (Chairman), Declan McKeon, and Brendan Brennan. Thomas Lynch served as a member of the Committee during 2016 until his retirement as Chairman on March 31, 2016. Declan McKeon joined the Committee on April 1, 2016 upon his appointment as Acting Chairman of the Board.  On March 1, 2017 Steve Cutler will join the Execution Committee as Chairman. The Committee will comprise of the following Directors and Officer; Steve Cutler (Chairman), Ciaran Murray, Declan McKeon and Brendan Brennan.

Quality Committee
The purpose of the Quality Committee is to provide oversight of the quality strategy and initiatives in place within the Company.  As part of this the Committee is required to review the Company’s strategy in relation to quality and to review continuous improvement initiatives and activities in place within the Company. The Committee also reviews reports of audits by internal and external auditors or regulatory agencies (including the FDA and European Medicines Agency). During 2016, the Quality Committee comprised of, and is still comprised of, the following Directors: Professor Dermot Kelleher (Chairman), Dr. John Climax (Vice Chairman), Dr. Ronan Lambe, Professor William Hall, and Mary Pendergast.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2016 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance	Execution	Quality

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Declan McKeon (1)	5/5	4/4	1/1	2/2	-	-
Ciaran Murray	5/5	-	-	-	-	-
Dr. John Climax (1)	5/5	-	-	-	-	4/4
Dr. Ronan Lambe (1)	5/5	-	-	-	-	4/4
Prof. Dermot Kelleher (1)	5/5	4/4	-	-	-	4/4
Prof. William Hall (1)	5/5	4/4	4/4	2/2	-	4/4
Mary Pendergast (1)	5/5	-	4/4	-	-	4/4
Prof. Hugh Brady (1)	5/5	-	-	-	-	-
Dr. Steve Cutler	5/5	-	-	-	-	-
Ronan Murphy (1) (2)	2/2	-	-	-	-	-
Thomas Lynch (1) (3)	1/2	1/3	1/3	0/1	-	-

(1)	Independent Director as defined under NASDAQ Rule 5605(a)(2)
(2)	Mr. Ronan Murphy was appointed as a Director on October 18, 2016.
(3)	Mr. Thomas Lynch retired as Chairman of the Board on March 31, 2016 and retired as a Director of the Board on July 22, 2016.

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

Base salary, bonus awards and Directors’ fees were determined by the Compensation and Organization Committee in USD or euro.  In certain instances these awards were paid at a fixed euro rate determined by the Compensation and Organization Committee.

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. During 2016, each Outside Director (excluding the Board Chairman) was paid an annual retainer of $65,000 and additional fees for Board Committee service.

During 2016, Mr. Thomas Lynch served as the Chairman of the Board in the period to his retirement as Chairman on March 31, 2016.  The agreement with the Chairman of the Board provided for payment of €463,500 annually.  Mr Lynch did not receive additional payment for Board Committee service, during the period that he served as Chairman.

Mr. Declan McKeon has served as Acting Chairman of the Board since April 2016.  The agreement with the Acting Chairman of the Board provided for payment of €300,000 (translated at average rate for the year: $331,800) annually.  Mr. McKeon did not receive additional payment for Board Committee service during the period that he served as Acting Chairman.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion.  The Committee targets total cash compensation with regard to healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 100% with actual pay outs ranging from 39% to 50% of salary based on group and individual performance.

A total bonus of $1.1 million was awarded to the following individuals; Mr. Ciaran Murray Chief Executive Officer ($0.6 million); Mr. Brendan Brennan Chief Financial Officer ($0.2 million); and Dr. Steve Cutler Chief Operating Officer ($0.3 million) to reflect their contribution to the performance of the Company during 2016. These amounts were approved by the Compensation and Organization Committee and will be paid during the year-ended December 31, 2017.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

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

Third party Agreements and Arrangements
ICON has not identified any arrangements or agreements relating to compensation or other payments provided by a third party to ICON’s directors or director nominees in connection with their candidacy or board service as required to be disclosed pursuant to NASDAQ Rule 5250(b)(3).

Executive Compensation
Summary compensation table - Year ended December 31, 2016
Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Ciaran Murray, Chief Executive Officer	2016	1,307	623	163	39	2,132	8,596	-	10,728

Brendan Brennan, Chief Financial Officer	2016	516	191	65	26	798	1,639	-	2,437

Dr. Steve Cutler Chief Operating Officer	2016	790	318	165	54	1,327	4,503	-	5,830
Total	2016	2,613	1,132	393	119	4,257	14,738	-	18,995

Summary compensation table - Year ended December 31, 2015
.
Name & principal position	Year	Salary	Bonus*	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Ciaran Murray, Chief Executive Officer	2015	1,238	2,575	155	39	4,007	6,839	-	10,846

Brendan Brennan, Chief Financial Officer	2015	486	610	61	26	1,183	1,206	-	2,389

Dr. Steve Cutler Chief Operating Officer	2015	766	1,622**	201	50	2,639	4,298	-	6,937
Total	2015	2,490	4,807	417	115	7,829	12,343	-	20,172

*
Excludes $1.8 million, $0.5 million and $0.8 million respectively for Ciaran Murray, Brendan Brennan and Dr. Steve Cutler, which were paid during 2015 under the terms of the 2012 long-term incentive plan. **Includes an amount of $386,000 payable in respect of the additional 2014 bonus plan.

**	Includes an amount of $386,000 payable in respect of the additional 2014 bonus plan.

Director Compensation
Summary compensation table - Year ended December 31, 2016
Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch*	2016	-	-	-	-	634	161	795
Declan McKeon**	2016	-	-	-	-	100	285	385
Ciaran Murray	2016	1,307	163	662	2,132	8,596	-	10,728
John Climax	2016	-	-	-	-	100	77	177
Ronan Lambe	2016	-	-	-	-	100	77	177
Dermot Kelleher	2016	-	-	-	-	100	97	197
William Hall	2016	-	-	-	-	108	122	230
Mary Pendergast	2016	-	-	-	-	91	89	180
Hugh Brady	2016	-	-	-	-	91	64	155
Dr. Steve Cutler	2016	790	165	372	1,327	4,503	-	5,830
Ronan Murphy***	2016	-	-	-	-	-	21	21
Total	2016	2,097	328	1,034	3,459	14,423	993	18,875
* Retired as Chairman on March 31, 2016. Resigned from the Board on July 22, 2016. ** Appointed as acting Chairman on April 1, 2016.  *** Appointed to the Board on October 22, 2016.

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
*   Appointed to the Board in November 2015 **     Excludes $1.8 million and $0.8 million respectively for Ciaran Murray and Dr. Steve Cutler paid during 2015 under the terms of the 2012 long-term incentive plan.  ***Includes an amount of $386,000 payable in respect of the additional 2014 bonus plan.

Disclosure of Compensation Agreements

Employment Contracts, Termination of Employment and Change in Control Arrangements
The Company does not have any termination or change of control agreements with its named executive officers other than as set out below and in the agreements relating to their equity incentives which provide for accelerated vesting on change of control.

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Declan McKeon
Mr. Declan McKeon has served as Acting Chairman of the Board since April 2016.  He has served as an outside Director of the Company since April 2010. The arrangements with Mr. McKeon while he served as Acting Chairman of the Board provided for the payment to him of Directors fees of €300,000 per annum (at average exchange rate for the year: $331,800). He was previously granted and held at February 28, 2017 40,057 ordinary share options at exercise prices ranging from $20.28 to $68.39.

Mr. Ciaran Murray
Mr. Ciaran Murray served as Chief Executive Officer of the Company from October 2011 and as announced in October 2016, Mr. Murray will transition to Executive Chairman of the Board of Directors with effect from March 1, 2017. Mr Murray has served as an Executive Director of the Company since October 2011.  He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The Chief Executive Officer service agreement with Mr. Murray was terminable on 12 months’ notice by either party. Under the terms of Chief Executive Officer agreement Mr. Murray was entitled to receive an annual salary of $1,326,125 (€1,184,627) and a bonus to be agreed by the Compensation and Organization Committee.  He was also entitled to receive a pension contribution, a car allowance of €25,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 28, 2017 358,805 ordinary share options at exercise prices ranging from $16.80 to $71.95 per share, 41,825 Restricted Share Units which vest on various dates between March 2017 and March 2019 and 147,466 (up to a maximum of 294,932 based on certain performance conditions) Performance Share Units which vest between March 2017 and March 2019 subject to the fulfillment of certain performance conditions. His service agreement as Chief Executive Officer required him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board.  The agreement with Mr. Murray included termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Mr. Murray has entered into a new agreement with the Company in respect of his role as Executive Chairman.

Mr. Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $523,774 (€467,886) and a bonus to be agreed by the Compensation and Organization Committee.  He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 28, 2017 53,927 ordinary share options at exercise prices ranging from $20.59 to $71.95 per share, 8,871 Restricted Share Units, which vest on various dates between March 2017 and March 2019, and 27,441 (up to a maximum of 54,882 based on certain performance conditions) Performance Share Units which vest between March 2017 and March 2019 subject to the fulfillment of certain performance conditions.  His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board.  The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. Steve Cutler
Dr. Steve Cutler was appointed Chief Operating Officer of the Company in January 2014 and as announced in October 2016, Dr. Cutler will transition from Chief Operating Officer to Chief Executive Officer with effect from March 1, 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Operating Officer service agreement with Dr. Cutler was terminable on 180 days’ notice by either party. Under the terms of this agreement Dr. Cutler was entitled to receive an annual salary of $795,675 and a bonus to be agreed by the Compensation and Organization Committee.  He was also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 28, 2017 151,260 ordinary share options at exercise prices ranging from $17.17 to $71.95 per share, 22,307 Restricted Share Units which vest on various dates between March 2017 and March 2019 and 76,833 (up to a maximum of 153,666 based on certain performance conditions) Performance Share Units which vest between March 2017 and March 2019 subject to the fulfillment of certain performance conditions. His Chief Operating Officer service agreement required him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Company. The agreement with Dr. Cutler included termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has entered into a new agreement with the Company in respect to his role as Chief Executive Officer.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Director fees of $77,500 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at February 28, 2017 39,057 ordinary share options at exercise prices ranging from $20.28 to $68.39 per share.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside Director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of Director fees of $77,500 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at February 28, 2017 39,057 ordinary share options at exercise prices ranging from $20.28 to $68.39 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of Director fees of $97,500 per annum. He was previously granted and held at February 28, 2017 34,957 ordinary share options at an exercise price ranging from $20.28 to $68.39.

Professor William Hall
Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $122,500 per annum. He was previously granted and held at February 28, 2017 29,557 ordinary share options at exercise prices ranging from $32.37 to $68.39.

Ms. Mary Pendergast
Ms. Mary Pendergast has served as an outside Director of the Company since February 2014.  The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $90,000 per annum. She was previously granted and held at February 28, 2017 30,557 ordinary share options at exercise prices ranging from $40.83 to $68.39.

Professor Hugh Brady
Professor Hugh Brady has served as an outside Director of the Company since April 2014.  The arrangements with Dr. Brady provide for the payment to him of Directors fees of $65,000 per annum. He was previously granted and held at February 28, 2017 30,557 ordinary share options at exercise prices ranging from $40.83 to $68.39.

Mr. Ronan Murphy
Mr. Ronan Murphy has served as an outside Director of the Company since October 2016.  The arrangements with Mr. Murphy provide for the payment to him of Directors fees of $110,000 per annum.

Mr. Thomas Lynch
Mr. Thomas Lynch served as an outside Director of the Company since August 1994 until his retirement on July 22, 2016. He served as Chairman of the Board of the Company from January 2013 to March 2016. On his resignation as Chairman in March 2016, the arrangements with Mr. Lynch provided for the payment to him of Director fees of $110,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.

Following Mr. Lynch’s retirement in July 2016, the Company also entered into an agreement with a company controlled by Mr. Lynch, for the provision of consultancy services for a period of three years from August 1, 2016, at an agreed fee of €231,750 ($256,315) per annum. Mr. Lynch also agreed to certain restrictions that will apply to him during the period of the consultancy agreement including non-disclosure, non-competition and non-solicitation.

He had previously been granted and held at July 22, 2016 35,557 ordinary share options at exercise prices ranging from $20.28 to $68.39 per share. Mr. Lynch’s unvested share options vested on the date of his retirement.

Employees
At December 31, 2016, December 31, 2015 and December 31, 2014 we employed approximately 12,500, 11,900 and 10,600 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of February 28, 2017 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	-	-
Mr. Brendan Brennan	7,311	-
Dr. Steve Cutler	27,391	-
Dr. John Climax	1,014,211	1.86%
Dr. Ronan Lambe	600	-
Professor Dermot Kelleher	-	-
Mr. Declan McKeon	-	-
Professor William Hall	-	-
Ms. Mary Pendergast	-	-
Professor Hugh Brady	-	-
Mr. Ronan Murphy	-	-

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of February 28, 2017 regarding beneficial ownership of restricted share units (“RSUs”) and performance share units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs (1)	Vesting Date	No. of PSUs (1)	Vesting Date
Mr. Ciaran Murray	8,293 8,471 8,293 8,472 8,296	March 4, 2017 May 3, 2017 March 4, 2018 May 3, 2018 March 4, 2019	63,638 42,358 41,470	March 3, 2017 May 3, 2018 March 4, 2019
Mr. Brendan Brennan	1,965 1,486 1,965 1,489 1,966	March 4, 2017 May 3, 2017 March 4, 2018 May 3, 2018 March 4, 2019	10,179 7,435 9,827	March 3, 2017 May 3, 2018 March 4, 2019
Dr. Steve Cutler	4,423 4,517 4,423 4,520 4,424	March 4, 2017 May 3, 2017 March 4, 2018 May 3, 2018 March 4, 2019	32,125 22,591 22,117	March 3, 2017 May 3, 2018 March 4, 2019

(1)
Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award.

Share Options

The following table sets forth certain information as of February 28, 2017 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Declan McKeon	3,000		$29.45	April 29, 2018
	2,000		$20.28	March 3, 2019
	2,000 2,500 10,000	$ $ $	22.30 32.37 40.83	April 27, 2020 May 1, 2021 May 23, 2022
	10,000		$68.39	March 18, 2023
	10,557		$65.60	May 20, 2024

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Mr. Ciaran Murray	6,000	$20.28	March 3, 2019
	60,000	$16.80	October 31, 2019
	20,000	$22.30	April 27, 2020
	77,873	$32.37	May 1, 2021
	25,076	$47.03	March 3, 2022
	53,828	$48.67	March 17, 2022
	58,593	$68.39	March 18, 2023
	57,435	$71.95	March 4, 2024

Mr. Brendan Brennan	4,000	$20.59	February 22, 2020
	15,813	$32.37	May 1, 2021
	3,251	$47.03	March 3, 2022
	6,967	$48.67	March 17, 2022
	10,285	$68.39	March 18, 2023
	13,611	$71.95	March 4, 2024

Dr. Steve Cutler	6,000	$17.17	November 7, 2019
	6,000	$20.59	February 22, 2020
	43,539	$32.37	May 1, 2021
	10,761	$47.03	March 3, 2022
	23,078	$48.67	March 17, 2022
	31,250	$68.39	March 18, 2023
	30,632	$71.95	March 4, 2024

Dr. John Climax	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

Dr. Ronan Lambe	2,000	$24.46	March 4, 2018
	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Professor Dermot Kelleher	400	$24.46	March 4, 2018
	800	$20.28	March 3, 2019
	1,200	$22.30	April 27, 2020
	2,000	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

Professor William Hall	3,000	$32.37	May 1, 2021
	6,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

Professor Hugh Brady	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024

(1)      The title of securities covered by all of the above options are non-qualified.

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

On February 14, 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options  that can be issued under the 2008 Consultants Plan from 400,000 to 1 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 1 million shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

Each option granted under the 2008 Option Plans will be a nonqualified stock option, or NSO and not an incentive stock option as described in Section 422 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2016 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 28, 2017 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
Wellington Management Company, LLP (2)	3,578,559	6.6%
WCM Investment Management (2)	3,531,357	6.5%
EARNEST Partners, LLC (2)	3,238,299	6.0%
Alliance Bernstein L.P. (2)	2,808,622	5.2%
All Directors, officers and other key employees as a group (3)	2,506,154	4.6%

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

(3)
Includes 835,015 ordinary shares issuable upon the exercise of stock options granted by the Company, 80,560 RSUs awarded by the Company to Directors, officers and other key employees and 540,670 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, The figure included is the maximum amount of PSUs that may be issued.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Related Party Transactions

Subsidiaries of the Company earned revenue of $100,000 (2015: $100,000) from Dignity Sciences Limited during the year.  Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of Dignity Sciences Limited.  $45,700 was recorded as due from Dignity Sciences Limited at December 31, 2016.  The contract terms were agreed on an arm’s length basis.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. The Company entered into an agreement with a company controlled by Mr. Lynch, for the provision of consultancy services for a period of three years from August 1, 2016, at an agreed fee of €231,750 ($256,315) per annum. €96,560 was recorded as due to Mr. Lynch under the terms of this agreement at December 31, 2016.  Mr. Lynch also agreed to certain restrictions that will apply to him during the period of the consultancy agreement including non-disclosure, non-competition and non-solicitation.

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

Item 9.  The Offer and Listing.

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

	High Sales Price	Low Sales Price
Year Ending	During Period	During Period

December 31, 2012	$28.93	$16.73
December 31, 2013	$44.23	$26.70
December 31, 2014	$59.81	$35.33
December 31, 2015	$84.14	$50.91
December 31, 2016	$85.74	$62.31

Quarter Ending	High Sales Price During Period	Low Sales Price During Period

Mar 31, 2015	$72.40	$50.91
June 30, 2015	$71.80	$62.36
Sept 30, 2015	$84.14	$64.27
Dec 31, 2015	$78.88	$63.20
Mar 31, 2016	$77.79	$64.08
June 30, 2016	$77.08	$62.31
Sept 30, 2016	$79.61	$69.05
Dec 31, 2016	$85.74	$73.76
Month Ending	High Sales Price During Period	Low Sales Price During Period
July 31, 2016	$79.61	$69.05
Aug 31, 2016	$78.37	$74.39
Sept 30, 2016	$78.47	$74.26
Oct 31, 2016	$85.74	$76.09
Nov 30, 2016	$83.00	$74.03
Dec 31, 2016	$77.82	$73.76

Item 10. Additional Information.

Memorandum and Articles of Association

We hereby incorporate by reference our Memorandum and Articles of Association, as amended, located under the heading "Memorandum and Articles of Association of the Company" in Exhibit 3.1.

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

Annual and General Meetings
The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call an Extraordinary General Meeting ("EGM") at any time. The members, in accordance with the Articles of Association of the Company and Irish Company law, may also requisition EGM's. Notice of the AGM or an EGM passing any special resolution must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, not less than 14 clear days' notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company.

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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons and activities in Sudan, the Republic of Guinea, Côte d'Ivoire, Libya, Iraq, the Democratic People's Republic of Korea, certain activities, persons and entities in Syria and Iran; certain persons and entities associated with the Taliban in Afghanistan; certain persons, entities and bodies in Ukraine; and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

There are no restrictions under the Company's Articles of Association or under Irish Law that limit the right of non-residents or foreign owners to hold the Company's ordinary shares or vote at general meetings of the Company.

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

AS USED HEREIN, REFERENCES TO THE ORDINARY SHARES SHALL INCLUDE SHARES HELD IN THE ACCOUNTS OF PARTICIPANTS THROUGH THE DEPOSITARY TRUST COMPANY ("THE DTC").

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

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

●
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout a continuous period of at least 12 months, within the two year period prior to disposal

●
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a "Relevant Territory")

●	The shares must be in a company which is primarily a trading company or the company making the disposal together with its "5% plus subsidiaries" should be primarily a trading group

●	The shares must not derive the greater part of their value from land or mineral rights in the State.

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

Irish resident corporate shareholders will be exempt from withholding tax. Where the shareholding held by the recipient Company, in the company paying the dividend is not 51% or greater a declaration must be made in order to avail of the exemption.

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

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of tax. This income may also be liable to Pay Related Social Insurance ("PRSI") of up to 4% and the Universal Social Charge ("USC") of up to 11% (up to 15% in total).

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

The person who receives the gift or inheritance ("the beneficiary") is primarily liable for CAT. In the case of an inheritance, where a beneficiary and personal representative of the deceased are both non-residents, a solicitor must be appointed to be responsible for paying inheritance tax. Taxable gifts or inheritances received by an individual since December 5, 1991 from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the donees and the aggregation since December 5, 1991 of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts that apply are:
●	€16,250 in the case of persons who are not related to one another for gifts or inheritances taken on or after October 12, 2016 (this threshold was €15,075 prior to October 12, 2016);
●
€32,500 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent for gifts or inheritances taken on or after October 12, 2016 (this threshold was €30,150 prior to October 12, 2016); and

●
€310,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 12, 2016. This threshold was €280,000 prior to October 12, 2016.

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

A transfer of ordinary shares by a shareholder to a depositary or custodian for deposit and a transfer of ordinary shares from the depositary or the custodian for the purposes of the withdrawal of the underlying ordinary shares in accordance with the terms of a deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale, a contemplated sale, a gift or any other change in the beneficial ownership of such ordinary shares. However transfers of ordinary shares into or out of the DTC are not subject to Irish stamp duty provided that no change in beneficial ownership of the shares has occurred and provided a contract for sale in respect of the transferring shares is not in place.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and file reports and other information with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Simon Holmes telephone number: +353 1 2912000.

Exemptions From Corporate Governance Listing Requirements Under the NASDAQ Marketplace Rules

NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer if, among other reasons those standards are contrary to a law, rule or regulation of a public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's home country of domicile, provided, that, the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

●
The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer's common voting stock. The Company's Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

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

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2016	2015	2016	2015

Euro:USD	1.1060	1.1123	1.0517	1.0862

Pound Sterling:USD	1.3684	1.5307	1.2340	1.4736

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and short term investments – available for sale. Our treasury function actively manages our available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Company's surplus cash balances. Financial instruments are classified either as cash and cash equivalents or short term investments –available for sale depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum "A-" rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Our treasury function manages interest rate risk in respect of these balances by monitoring the composition of the Company's investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In December 2015 we issued $350m in the private placement market, the rate on these senior notes is fixed at 3.64% for the five year term. The interest rate is further reduced by an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with Financial Accounting Standards Board ("FASB") ASC 815, "Derivatives and Hedging". The realized gain related to this derivative is recorded within other comprehensive income and is amortized over the life of the Senior Notes. The effective rate on our 5 year Senior Notes is fixed at 3.37%.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2016	Interest Change 1% increase in market interest rate	Interest Change 1% decrease in market interest rate
	(in thousands)	(in thousands)	(in thousands)
Interest Income	$1,484	$3,990	$31
Interest Expense	$(13,006)	$(13,168)	$(12,845)
	$(11,522)	$(9,178)	$(12,814)

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2016. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management's Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 84 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 86 of this Form 20-F.

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

Item 16B. Code of Ethics

We amalgamated our code of ethics and global code of conduct on October 18, 2016 and introduced a Global Code of Ethical Conduct. The Code of Ethical Conduct applies to all ICON employees.

There are no waivers from the provisions of the Code of Ethics or the Code of Ethical Conduct that are required to be disclosed.

This Code of Ethical Conduct is available on our website at the following address:

http://investor.iconplc.com/governance.cfm

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2016 and December 31, 2015, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2016 and December 31, 2015 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2016		12 month period ended December 31, 2015
	(in thousands)		(in thousands)
Audit fees (1)	$1,437	56%	$1,666	53%
Audit related fees (2)	153	6%	181	6%
Tax fees (3)	992	38%	1,294	41%
Total	$2,582	100%	$3,141	100%

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Publicly Announced Plan
(in thousands, except per share data)

January 1/1 - 1/31	-	-	-	$-	$-
February 2/1 – 2/28	-	-	-	-	-
March 3/1 – 3/31	-	-	-	-	-
April 4/1 – 4/30	-	-	-	-	-
May 5/1 – 5/31	-	-	-	-	-
June 6/1 – 6/30	-	-	-	-	-
July 7/1 – 7/31	-	-	-	-	-
August 8/1 – 8/31	-	-	-	-	-
September 9/1 – 9/30	-	-	-	-	-
October 10/1 – 10/31	474,118	$77.63	474,118	$36,804	$363,196
November 11/1 – 11/30	756,001	$76.77	756,001	$58,039	$305,157
December 12/1 – 12/31	199,068	$76.13	199,068	$15,157	$290,000
	1,429,187	$76.97	1,429,187	$110,000	$290,000

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. At December 31, 2016 a total of 1,429,187 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $110.0 million.

Under the repurchase programs, a broker purchased the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The programs are designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker were irrevocable and the trading decisions in respect of the repurchase programs were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the programs. In addition, acquisitions under the programs may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the programs.

Item 16F. Changes in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements.

See item 18.

Item 18. Financial Statements.

Reference is made to pages 84 to 135 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Financial statements of ICON plc and subsidiaries

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2016 and December 31, 2015

Consolidated Statements of Operations for the years ended December 31, 2016, December 31, 2015 and December 31, 2014

Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, December 31, 2015 and December 31, 2014

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2016, December 31, 2015 and December 31, 2014

Consolidated Statements of Cash Flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).
12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1 23.1*	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith). Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*  Filed herewith

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's executive and financial officers and effected by the Company's board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2016 the Company's internal control over financial reporting was effective. In addition, there have been no changes in the Company's internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2016, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders
ICON plc:

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries ("the Company") as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICON plc and subsidiaries as of December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ICON plc's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG
Dublin, Ireland
February 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Shareholders
ICON plc:

We have audited ICON plc's internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ICON plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ICON plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ICON plc and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2016 and our report dated February 28, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Dublin, Ireland
February 28, 2017

ICON plc
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2016	2015	*
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$192,541	$103,911
Short term investments - available for sale (Note 3)	68,046	85,990
Accounts receivable, net	416,229	409,165
Unbilled revenue	192,687	173,649
Other receivables	32,044	30,935
Prepayments and other current assets	35,170	36,128
Income taxes receivable (Note 13)	21,241	22,961
Total current assets	957,958	862,739
Other Assets:
Property, plant and equipment, net (Note 6)	148,967	150,218
Goodwill (Note 4)	616,088	588,434
Non-current other assets	13,831	11,591
Non-current income taxes receivable (Note 13)	12,698	11,362
Non-current deferred tax asset (Note 13)	19,691	26,738
Intangible assets (Note 5)	56,610	66,127
Total Assets	$1,825,843	$1,717,209
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$8,696	$7,021
Payments on account	272,757	318,697
Other liabilities (Note 7)	190,727	231,879
Income taxes payable (Note 13)	22,226	14,203
Total current liabilities	494,406	571,800
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 20)	348,511	348,306
Non-current other liabilities (Note 8)	23,752	12,224
Non-current government grants (Note 11)	887	959
Non-current income taxes payable (Note 13)	8,482	16,180
Non-current deferred tax liability (Note 13)	4,631	4,644
Commitments and contingencies (Note 16)	-	-
Total Liabilities	880,669	954,113
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
54,530,843 shares issued and outstanding at December 31, 2016 and 54,958,912 shares issued and outstanding at December 31, 2015.	4,611	4,679
Additional paid-in capital	438,207	383,395
Capital redemption reserve (Note 12 (a))	809	715
Accumulated other comprehensive income (Note 19)	(86,300)	(61,636)
Retained earnings	587,847	435,943
Total Shareholders' Equity	945,174	763,096
Total Liabilities and Shareholders' Equity	$1,825,843	$1,717,209
* The December 31, 2015 Balance Sheet has been retrospectively restated as required to reflect the requirements of new guidance in respect of the presentation of debt issue costs (see Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2016	2015	2014
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,364,956	$2,161,618	$2,030,286
Reimbursable expenses	(698,469)	(586,640)	(526,970)
Net revenue	1,666,487	1,574,978	1,503,316
Costs and expenses:
Direct costs	961,333	908,979	903,167
Selling, general and administrative	325,726	326,786	336,461
Depreciation and amortization	59,575	57,677	52,542
Restructuring and other items, net (Note 14)	8,159	-	8,796
Total costs and expenses	1,354,793	1,293,442	1,300,966

Income from operations	311,694	281,536	202,350
Interest income	1,484	1,306	1,151
Interest expense	(13,006)	(3,992)	(785)

Income before provision for income taxes	300,172	278,850	202,716
Provision for income taxes (Note 13)	(37,993)	(39,311)	(30,248)

Net income	$262,179	$239,539	$172,468

Net income per ordinary share:
Basic	$4.75	$4.08	$2.80

Diluted	$4.65	$3.97	$2.73

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (u))	55,248,900	58,746,935	61,496,115

Diluted (Note 2 (u))	56,407,136	60,290,033	63,131,417

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015	2014
	(in thousands, except share and per share data)

Net income	$262,179	$239,539	$172,468
Currency translation adjustment	(12,839)	(35,105)	(45,038)
Currency impact of long-term funding	(8,824)	7,342	9,806
Income tax on currency impact of long term funding	396	(3,574)	(178)
Unrealized capital gain/(loss) – investments	11	(54)	20
Actuarial (loss)/gain on defined benefit pension plan	(2,485)	2,693	(4,125)
Realized (loss)/gain on interest rate hedge	(923)	4,617	-

Total comprehensive income	$237,515	$215,458	$132,953

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2013	61,587,257	$5,168	$279,572	$100	$1,960	$623,779	$910,579
Comprehensive Income:
Net income	-	-	-	-	-	$172,468	$172,468
Currency translation adjustment	-	-	-	-	(45,038)	-	(45,038)
Currency impact of long-term funding	-	-	-	-	9,806	-	9,806
Income tax on currency impact of long- term funding	-	-	-	-	(178)	-	(178)
Unrealized capital gain - investments	-	-	-	-	20	-	20
Actuarial loss on defined benefit pension plan	-	-	-	-	(4,125)	-	(4,125)
Total comprehensive income							132,953
Exercise of share options	926,407	74	22,182	-	-	-	22,256
Issue of restricted share units	233,726	-	18	-	-	-	18
Share based compensation expense	-	-	23,078	-	-	-	23,078
Share issue costs	-	-	(20)	-	-	-	(20)
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	(1,032)	(1,032)
Excess income tax benefit on exercise of equity compensation	-	-	2,404	-	-	-	2,404
Balance at December 31, 2014	60,106,780	$5,037	$327,234	$305	$(37,555)	$655,185	$950,206
Comprehensive Income:
Net income	-	-	-	-	-	$239,539	$239,539
Currency translation adjustment	-	-	-	-	(35,105)	-	(35,105)
Currency impact of long-term funding	-	-	-	-	7,342	-	7,342
Income tax on currency impact of long-term funding	-	-	-	-	(3,574)	-	(3,574)
Unrealized capital loss - investments	-	-	-	-	(54)	-	(54)
Actuarial gain on defined benefit pension plan	-	-	-	-	2,693	-	2,693
Gain on interest rate hedge	-	-	-	-	4,617	-	4,617
Total comprehensive income							215,458
Exercise of share options	773,753	52	20,929	-	-	-	20,981
Issue of restricted share units / performance share units	276,860	-	18	-	-	-	18
Share based compensation expense	-	-	33,317	-	-	-	33,317
Share issue costs	-	-	(8)	-	-	-	(8)
Repurchase of ordinary shares	(6,198,481)	(410)	-	410	-	(457,892)	(457,892)
Share repurchase costs	-	-	-	-	-	(889)	(889)
Excess income tax benefit on exercise of equity compensation	-	-	1,905	-	-	-	1,905
Balance at December 31, 2015	54,958,912	$4,679	$383,395	$715	$(61,636)	$435,943	$763,096

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
					Accumulated
			Additional	Capital	Other
			Paid-in	Redemption	Comprehensive	Retained
	Shares	Amount	Capital	Reserve	Income	Earnings	Total
Balance at December 31, 2015	54,958,912	$4,679	$383,395	$715	$(61,636)	$435,943	$763,096
Comprehensive Income:
Net income	-	-	-	-	-	$262,179	$262,179
Currency translation adjustment	-	-	-	-	(12,839)	-	(12,839)
Currency impact of long-term
funding	-	-	-	-	(8,824)	-	(8,824)
Income tax on currency impact of
long-term funding	-	-	-	-	396	-	396
Unrealized capital gain -
investments	-	-	-	-	11	-	11
Actuarial loss on defined benefit
pension plan	-	-	-	-	(2,485)	-	(2,485)
Amortization of interest rate
hedge	-	-	-	-	(923)		(923)
Total comprehensive income							237,515
Exercise of share options	393,240	26	10,113	-	-	-	10,139
Issue of restricted share units / performance share units	607,878	-	41	-	-	-	41
Share based compensation
expense	-	-	40,343	-	-	-	40,343
Share issue costs	-	-	(17)	-	-	-	(17)
Repurchase of ordinary shares	(1,429,187)	(94)	-	94	-	(110,000)	(110,000)
Share repurchase costs	-	-	-	-	-	(275)	(275)
Excess income tax benefit on
exercise of equity compensation	-	-	4,332	-	-	-	4,332
(net of deferred tax)
Balance at December 31, 2016	54,530,843	$4,611	$438,207	$809	$(86,300)	$587,847	$945,174

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31
	2016	2015	2014
		(in thousands)
Cash flows from operating activities:
Net income	$262,179	$239,539	$172,468
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	151	55	248
Depreciation expense	42,125	40,210	42,200
Amortization of intangibles	17,450	17,467	10,342
Amortization of government grants	(44)	53	(213)
Interest on short term investments	(823)	(571)	(910)
Realized (gain)/loss on sale of short term investments	(50)	113	-
Amortization of gain on interest rate hedge	(923)	(41)	-
Amortization of financing costs	566	-	-
Stock compensation expense	40,343	33,317	22,742
Deferred taxes	1,545	3,157	(7,900)
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable	2,526	(18,671)	(7,032)
Increase in unbilled revenue	(16,753)	(29,281)	(13,671)
Increase in other receivables	(1,829)	(14,519)	(4,259)
Decrease/(increase) in prepayments and other current assets	1,872	(8,631)	(3,574)
Increase in other non-current assets	(2,157)	(55)	(2,264)
(Decrease)/increase in payments on account	(45,754)	34,644	(47,548)
(Decrease)/increase in other current liabilities	(44,713)	(26,266)	15,111
Increase in other non-current liabilities	3,008	6,378	1,283
(Decrease)/increase in income taxes payable	(690)	(949)	3,021
Increase/(decrease) in accounts payable	1,175	3,124	(11,006)
Net cash provided by operating activities	259,204	279,073	169,038
Cash flows from investing activities:
Purchase of property, plant and equipment	(42,601)	(49,730)	(32,779)
Purchase of subsidiary undertakings and acquisition costs	(54,209)	(166,292)	(124,301)
Cash acquired with subsidiary undertaking	3,168	194	3,527
Sale of short term investments	40,858	25,708	103,475
Purchase of short term investments	(22,030)	(14,194)	(61,328)
Net cash used in investing activities	(74,814)	(204,314)	(111,406)
Cash flows from financing activities:
Drawdown of credit lines and facilities	73,000	851,500	-
Repayment of credit lines and facilities	(73,000)	(501,500)	-
Proceeds from the exercise of equity compensation	10,180	20,999	22,274
Share issue costs	(17)	(8)	(20)
Excess tax benefit on exercise of equity compensation	6,402	1,905	2,404
Repurchase of ordinary shares	(110,000)	(457,892)	(140,030)
Share repurchase costs	(275)	(889)	(1,032)
Repayment of government grant	-	(159)	-
Proceeds from interest rate hedge	-	4,658	-
Net cash used in financing activities	(93,710)	(81,386)	(116,404)
Effect of exchange rate movements on cash	(2,050)	(8,362)	(4,847)
Net increase/(decrease) in cash and cash equivalents	88,630	(14,989)	(63,619)
Cash and cash equivalents at beginning of year	103,911	118,900	182,519
Cash and cash equivalents at end of year	$192,541	$103,911	$118,900

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and its subsidiaries ("the Company" or "ICON") is a contract research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. At December 31, 2016 we had approximately 12,500 employees, in 87 locations in 38 countries. During the year ended December 31, 2016, we derived approximately 45.8%, 43.4% and 10.8% of our net revenue in the United States, Europe and Rest of World, respectively.

We began operations in 1990 and have expanded our business predominately through internal growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000.

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

Clinical trials management revenue is recognized on a proportional performance method. Depending on the contractual terms revenue is either recognized on the percentage of completion method based on the relationship between hours incurred and the total estimated hours of the trial or on the unit of delivery method. Contract costs equate to the product of labor hours incurred and compensation rates. For the percentage of completion method, the input (effort expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Contract revenue is the product of the aggregated labor hours required to complete the specified contract tasks at the agreed contract rates. The Company regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks, the complexity of the contract and can include geographical site selection and initiation, patient enrollment, patient testing and level of results analysis required. While the Company may routinely adjust time estimates, the Company's estimates and assumptions historically have been accurate in all material respects in the aggregate. Where revenue is recognized on the unit of delivery method, the basis applied is the number of units completed as a percentage of the total number of contractual units.

Biometrics revenue is recognized on a fee-for-service method as each unit of data is prepared on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Imaging revenue is recognized on a fee-for-service basis recognizing revenue for each image completed. Consulting revenue is recognized on a fee-for-service basis as each hour of the related service is performed. Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client. Informatics revenue is recognized on a fee-for-service basis. Informatics contracts are treated as multiple element arrangements, with contractual elements comprising license fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. License and support fee revenues are recognized rateably over the period of the related agreement. Revenue from software services is recognized using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

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

(f)  Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion costs were $7,167,050, $4,513,750 and $3,563,900 for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 respectively.

(g)  Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. Amounts charged or credited to the statement of operations for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 were as follows:

	Year ended December 31,
	(in thousands)
	2016	2015	2014
Amounts charged/(credited)	$2,094	$(3,608)	$(5,942)

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

(h)  Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, unbilled revenue, other receivables, short term investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments on account, accrued liabilities, accrued bonuses and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on net present value of estimated future cash flows.

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company classifies its short term investments as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in profit or loss. For losses other than temporary, which reduce the carrying amount below cost is recognized in profit or loss.

(i)  Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Any changes to this estimate outside the measurement period will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Consolidated Statement of Operations or Other Comprehensive Income depending on whether the liability is considered a financial instrument.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

(j)  Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2016, December 31, 2015 and December 31, 2014.

(k)  Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

(l)  Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(m)  Short term investments - available for sale

The Company classifies short-term investments as available for sale in accordance with the terms of FASB ASC 320, Investments – Debt and Equity Securities. Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of the investments are represented by accrued interest and unrealized gains/losses.

(n)  Inventory

Inventory is valued at the lower of cost and market value and after provisions for obsolescence. The cost of inventories comprises the purchase price and attributable costs, less trade discounts. At December 31, 2016 the carrying value of inventory, included within prepayments and other current assets on the balance sheet, was $2.4 million (2015: $1.8 million).

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

(q)  Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the consolidated balance sheet.

On November 21, 2015 FASB issued ASU 2015-17 on the balance sheet classification of deferred taxes. The new standard requires that all deferred taxes are presented as non-current in a classified Statement of Financial Position. The new guidance is effective for public business entities for annual periods beginning after December 15, 2016 and for non-public business entities for annual periods beginning after December 15, 2017. Early adoption is available for all entities for any set of financial statements that had not been released as at November 21, 2015 with an option to apply on either a prospective or a retrospective basis. The Company elected for early adoption of ASU 2015 – 17 on a prospective basis for all financial statements issued after November 21, 2015. The effect of this is that all deferred tax assets and liabilities are classified as non-current assets and liabilities in the December 31, 2016 and December 31, 2015 balance sheets.

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

(s)  Research and development credits

Research and development credits are available to the Company under the tax laws in certain jurisdictions, based on qualifying research and development spend as defined under those tax laws. Research and development credits are generally recognized as a reduction of income tax expense. However, certain tax jurisdictions provide refundable credits that are not wholly dependent on the Company's ongoing income tax status or income tax position. In these circumstances the benefit of these credits is not recorded as a reduction to income tax expense, but rather as a reduction of operating expenditure.

(t)  Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom and Swiss employees. The Company accounts for the costs of these plans using actuarial models required by FASB ASC 715-30 and these plans are presented in accordance with the requirements of FASB ASC 715-60 Defined Benefit Plans – Other Post retirement.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2016	2015	2014
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	55,248,900	58,746,935	61,496,115
Effect of dilutive share options outstanding	1,158,236	1,543,098	1,635,302
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	56,407,136	60,290,033	63,131,417

(v)  Share-based compensation

The Company accounts for its share options, restricted share units ("RSUs") and performance share units ("PSUs") in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-settled awards made to employees and Directors is measured and recognized based on estimated grant date fair values. These equity-settled awards include employee share options, RSUs and PSUs.

Share-based compensation expense for share options awarded to employees and Directors is estimated at the grant date based on each option's fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSUs and PSUs awarded to employees and Directors is calculated based on the market value of the Company's shares on the date of award of the RSUs and PSUs. The value of awards expected to vest is recognized as an expense over the requisite service periods. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Estimating the grant date fair value of share options as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company's share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates and the expected term of the awards.

(w)  Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less selling costs.

(x)  Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposure to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2016, December 31, 2015 or December 31, 2014.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criterion for designating a derivative as a hedge includes the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of Other Comprehensive Income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same income statement line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations.

(y)  Financing costs and gain on interest rate hedge

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

On October 5, 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured on November 17, 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board ("FASB") ASC 815, "Derivatives and Hedging". The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge, were received on maturity in November 2015 and are recorded within Other Comprehensive Income. The realized gain will be amortized to the income statement, net against interest payable, over the period of the Senior Notes.

Deferred financing costs (including issue costs relating to the Senior Notes) are reported at cost less accumulated amortization and the related amortization expense is included in interest expense, in our consolidated statement of income.

(z)  Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31,	December 31,
	2016	2015
	(in thousands)

At start of year	$85,990	$97,100
Purchases	22,030	14,194
Sales and maturities	(40,858)	(25,708)
Interest on short term investments	823	571
Realized gain/(loss) on sale of short term investments	50	(113)
Unrealized capital gain/(loss) – investments	11	(54)
At end of year	$68,046	$85,990

The Company classifies its short term investments as available for sale. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed and floating rate securities. Short term investments at December 31, 2016 have an average maturity of 1.37 years compared to 1.35 years at December 31, 2015. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of investments are represented by accrued interest and unrealized gains/losses. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

The following table represents our available for sale short term investments by major security type as of December 31, 2016:

				Maturity by period
	Cost Total	Unrealized gains / (losses)	Fair Value Total	Less than 1 year	1 to 5 years
	(U.S.$ in millions)
US government debt securities	13.98	(0.04)	13.94	3.00	10.94
Corporate securities	52.98	0.02	53.00	25.08	27.92
Term deposits	1.11	-	1.11	1.11	-

Total (U.S.$ in millions)	$68.07	$(0.02)	$68.05	$29.19	$38.86

The company recognizes the unrealized losses in fair value in equity as these unrealized losses on short term investments have been considered as temporary.

4. Goodwill

	December 31,	December 31,
	2016	2015
	(in thousands)
Opening goodwill	$588,434	$463,324
Current year acquisitions (note 4 (a))	34,576	133,123
Prior period acquisition (note 4(b))	7,689	4,418
Foreign exchange movement	(14,611)	(12,431)
Closing goodwill	$616,088	$588,434

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

The Company acquired ClinicalRM during the year-ended December 31, 2016 resulting in the recognition of goodwill of $34.6 million (note 4(a)).

The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment. The results of the Company's goodwill impairment testing (assessed at September 30, 2016) during the year ended December 31, 2016 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a)	Acquisition of ClincalRM

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. ("ClinicalRM") which resulted in initial net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million). ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development, testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million is payable if certain performance milestones are achieved in respect of periods up to December 31, 2017. The fair value of the deferred consideration on acquisition has been estimated as $6 million.

The acquisition of ClinicalRM has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The table following summarizes the Company's provisional estimates of the fair values of the assets acquired and liabilities assumed:

September 15,
2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	34,576
Intangible assets**	8,644
Accounts receivable	11,725
Unbilled revenue	2,814
Prepayments and other current assets	1,673
Accounts payable	(621)
Other liabilities	(4,515)
Non-current other liabilities	(7)

Net assets acquired	$58,396
Cash consideration	52,396
Contingent consideration	$6,000
Net purchase consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible.
**The Company has made an initial estimate of separate intangible assets (comprised of customer relationships and order book) acquired of $8.6 million. This assessment is under review and will be finalized within 12 months of the date of acquisition.

The proforma effect of the ClinicalRM acquisition if completed on January 1, 2015 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2016 and December 31, 2015 as follows:
	Year Ended
	December 31,
	2016	2015
	(in thousands)
Net revenue	$1,713,245	$1,639,085
Net income	$266,148	$244,167
Basic earnings per share	$4.82	$4.16
Diluted earnings per share	$4.72	$4.05

(b) Acquisition of PMG

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC. acquired PMG for cash consideration of $53.7 million. The Company also made certain payments on behalf of PMG totaling $10.1 million. PMG is an integrated network of 48 clinical research sites in North Carolina, South Carolina, Tennessee and Illinois. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. It has a proprietary database of clinical trial participants. It also has access to in excess of 2 million active patients via electronic medical records through its partnerships with health care institutions and community physical practices. The acquisition agreement provides for working capital targets to be achieved by PMG.

The acquisition of PMG has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed;
December 4,
2015
(in thousands)
Cash	$194
Property, plant and equipment	712
Goodwill*	48,728
Customer lists	6,938
Order backlog	2,948
Accounts receivable	11,597
Prepayments and other current assets	1,329
Accounts payable	(530)
Other liabilities	(3,456)
Non-current deferred tax liability	(3,106)
Net assets acquired	65,354

Cash consideration	53,681
Other liabilities assumed	10,060
Working capital adjustment	1,613
Total cash outflows	65,354

*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development. In finalizing the goodwill on acquisition of PMG in the twelve month period from acquisition, fair value adjustments were made to deferred tax liabilities ($3.1 million), accounts receivable acquired ($1.4 million), other liabilities ($1.2 million) and the value of the customer list and order backlog assets acquired ($0.4 million).  Additional consideration of $1.6 million was provided on completion of the contractual working capital process.

The proforma effect of the PMG acquisition if completed on January 1, 2014 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2015 and December 31, 2014 as follows:
	Year Ended
	December 31,
	2015	2014
	(in thousands)
Net revenue	$1,601,891	$1,527,685
Net income	$243,004	$172,390
Basic earnings per share	$4.14	$2.80
Diluted earnings per share	$4.03	$2.73

(c) Acquisition of MediMedia Pharma Solutions

On February 27, 2015, a subsidary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions for cash consideration of $104.8 million (net of working capital adjustments of $3.9 million). In addition to the cash consideration, certain payments were made on behalf of MediMedia Pharma Solutions on completion totaling $11.3 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement provides for certain working capital targets to be achieved by MediMedia Pharma Solutions.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and liabilities assumed:

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

The proforma effect of the MediMedia Pharma Solutions acquisition if completed on January 1, 2014 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2015 and December 31, 2014 as follows:

	Year Ended
	December 31,
	2015	2014
	(in thousands)
Net revenue	$1,581,816	$1,556,936
Net income	$239,361	$179,289
Basic earnings per share	$4.07	$2.92
Diluted earnings per share	$3.97	$2.84

(d) Acquisitions of Aptiv Solutions

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired 100% of the common stock of Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for cash consideration of $143.5 million, including certain payments to be made on behalf of the Company on completion totaling $22.4 million. The acquisition agreement provided for working capital targets to be achieved. On March 25, 2015, the Company received $1.9 million in respect of these targets on completion of the working capital review. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategies to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.
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
The proforma effect of the Aptiv Solutions acquisition if completed on January 1, 2013 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2013 and December 31, 2014 as follows:
	Year Ended
	December 31,
	2014	2013
	(in thousands)
Net revenue	$1,543,820	$1,451,682
Net income	$172,508	$101,857
Basic earnings per share	$2.81	$1.67
Diluted earnings per share	$2.73	$1.64

5. Intangible Assets

	December 31,	December 31,
	2016	2015
Cost	(in thousands)
Customer relationships acquired	$87,218	$90,541
Technology asset acquired	11,169	11,169
Order backlog	16,540	13,592
Trade names acquired	1,357	1,357
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
ClinicalRM intangible asset	8,644	-
Foreign exchange movement	(6,578)	(5,092)
Total cost	120,164	113,381
Accumulated amortization	(67,037)	(49,587)
Foreign exchange movement	3,483	2,333
Net book value	$56,610	$66,127

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc., acquired ClinicalRM, a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. The value of intangible assets have been provisionally identified of $8.6 million is being amortized over approximately 6 years, the estimated period of benefit. In total, $0.9 million has been amortized in the period since the date of acquisition.

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC, acquired PMG, an integrated network of 48 clinical research sites in North Carolina, South Carolina, Tennessee and Illinois. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. The value of certain customer relationship and order backlog assets identified of $6.9 million and $3.0 million respectively are being amortized over approximately 7 years and 2 years respectively, the estimated period of benefit. In total, $2.7 million has been amortized in the period since the date of acquisition.

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $8.5 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2016.

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit. In total, $15.2 million has been amortized in the period since the date of acquisition.

On February 15, 2013, subsidiaries of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.) and ICON Clinical Research (U.K.) Limited, acquired the Clinical Trial Services division of Cross Country Healthcare, Inc. Cross Country Healthcare's Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision ("FSP"). The value of certain customer relationships and order backlog identified of $3.3 million and $0.6 million respectively are being amortized over approximately 3 years and 1 year, the estimated period of benefit. The full $3.9 million has been amortized in the period since the date of acquisition.

On February 28, 2012, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 year and 3 years, the estimated period of benefit. In total, $5.7 million has been amortized in the period since the date of acquisition.

On February 15, 2012, a subsidiary of the Company, ICON Clinical Research Limited, acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 years and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit. In total, $1.3 million has been amortized in the period since the date of acquisition.

On July 14, 2011, a subsidiary of the Company, ICON Clinical Research Limited, acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest trade name and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 years and 1.2 years, the estimated period of benefit. In total, $12.8 million has been amortized in the period since the date of acquisition.

On January 14, 2011, a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively are being amortized over approximately 6.5 years and 2 years, the estimated period of benefit. In total, $6.7 million has been amortized in the period since the date of acquisition.

On November 14, 2008, subsidiaries of the Company, ICON Holdings Clinical Research International Limited and ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services. The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit. In total, $6.4 million has been amortized in the period since the date of acquisition.

On February 11, 2008, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Healthcare Discoveries, a US provider of Phase I clinical trial services. The value of certain client relationships identified of $1.6 million is being amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit. The value of certain volunteer lists identified of $1.3 million is being amortized over approximately 6 years, the estimated period of benefit. The full $2.9 million has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2017 to December 31, 2021 is as follows:

Year ended December 31, (in thousands)
2017	$15,449
2018	11,815
2019	9,921
2020	9,634
2021	7,597
$54,416

6. Property, Plant and Equipment, net

	December 31,	December 31,
	2016	2015
	(in thousands)
Cost
Land	$3,464	$3,464
Building	77,950	80,861
Computer equipment and software	315,984	282,909
Office furniture and fixtures	70,218	65,152
Laboratory equipment	31,487	31,098
Leasehold improvements	20,933	20,647
Motor vehicles	43	47
	520,079	484,178
Less accumulated depreciation and asset write offs	(371,112)	(333,960)

Property, plant and equipment (net)	$148,967	$150,218

7. Other Liabilities

	December 31,	December 31,
	2016	2015
	(in thousands)

Personnel related liabilities	$135,349	$159,339
Facility related liabilities	14,182	22,517
General overhead liabilities	31,126	29,257
Other liabilities	7,584	18,607
Short term government grants (note 11)	54	43
Restructuring and other items (note 14)	2,432	2,116
	$190,727	$231,879

8. Other Non-Current Liabilities

	December 31,	December 31,
	2016	2015
	(in thousands)

Defined benefit pension obligations, net (note 9)	8,952	7,189
Other non-current liabilities*	14,800	5,035

	$23,752	$12,224
*An amount of $6.0 million is included within other non-current liabilities in respect of contingent consideration for the acquisition of ClinicalRM. See note 4 (a).

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to the plan are recorded as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 were $22,370,000, $20,439,000 and $20,952,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 were $10,514,000, $12,802,000 and $15,223,000 respectively.

One of the Company's subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2016, December 31, 2015 and December 31, 2014, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Change in benefit obligation	December 31, 2016	December 31, 2015
	(in thousands)
Benefit obligation at beginning of year	$27,369	$32,875
Service cost	75	78
Interest cost	1,017	1,140
Plan participants' contributions	22	26
Expenses	8	-
Benefits paid	(104)	(1,111)
Actuarial loss/(gain)	10,057	(3,992)
Foreign currency exchange rate changes	(5,538)	(1,647)
Benefit obligation at end of year	$32,906	$27,369

Change in plan assets	December 31, 2016	December 31, 2015
	(in thousands)
Fair value of plan assets at beginning of year	$23,367	$25,409
Actual return on plan assets	5,861	277
Employer contributions	108	114
Plan participants' contributions	22	26
Benefits paid	(104)	(1,111)
Foreign currency exchange rate changes	(4,378)	(1,348)
Fair value of plan assets at end of year	$24,876	$23,367
The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2016	December 31, 2015
	(in thousands)
Projected benefit obligation	$(32,906)	$(27,369)
Fair value of plan assets	24,876	23,367
Funded status	$(8,030)	$(4,002)

Non-current other liabilities (note 8)	$(8,030)	$(4,002)
The following amounts were recorded in the consolidated statement of operations as components of the net periodic benefit cost:

	December 31, 2016	December 31, 2015	December 31, 2014
	(in thousands)
Service cost	$75	$78	$91
Interest cost	1,017	1,140	1,235
Expected return on plan assets	(646)	(661)	(1,299)
Amortization of net loss	-	224	20
Expenses	8	-	359
Net periodic benefit cost	$454	$781	$406

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2014, December 31, 2015 and December 31, 2016:

	December 31,	December 31,	December 31,
	2016	2015	2014
Discount rate	4.0%	3.6%	4.7%
Rate of compensation increase	3.7%	3.6%	4.0%
Expected rate of return on plan assets	3.0%	2.7%	6.1%

Accumulated other comprehensive income	December 31, 2016	December 31, 2015	December 31, 2014
	(in thousands)
Actuarial loss/(gain) - benefit obligation	$10,057	$(3,992)	$8,270
Actuarial (gain)/loss – plan assets	(5,215)	384	(4,125)
Actuarial gain recognized in net periodic benefit cost	-	(224)	(20)
Total	$4,842	$(3,832)	$4,125

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $0.2 million and $Nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:
	December 31, 2016	December 31, 2015	December 31, 2014
	(in thousands)
Net actuarial loss	$7,123	$2,281	$6,113
Total	$7,123	$2,281	$6,113

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2016 and December 31, 2015:

	December 31,	December 31,
	2016	2015
Discount rate	2.7%	4.0%
Rate of compensation increase	3.9%	3.7%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date. This is represented by the iboxx corporate bond over 15 year index plus 10 basis points.

Plan Assets

The assets of the scheme are invested with Legal and General and held in a combination of the Active Corporate Bond over 10 Year fund, Gilt and Index Linked Gilt funds. The overall investment strategy is that approximately 75% of investments are in government bonds (both fixed interest and index linked) and approximately 25% of investments are held in corporate bonds. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2016 of 2.1% was calculated as the value of the fund after application of a market value reduction factor. The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds	2.7%
Gilts	1.9%

The long-term expected return on corporate bonds and gilts (fixed interest and index linked) is determined by reference to bond yields and gilt yields at the balance sheet date.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2016	December 31, 2015
Corporate Bonds	25%	26%
Gilts	75%	74%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2016, gives rise to an expected overall rate of return of scheme assets of approximately 2.1% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1 (in thousands)
	December 31, 2016	December 31, 2015
Cash	$16	$3
Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	6,095	6,256
Legal and General Gilt Funds	6,725	6,528
Legal and General Index Linked Gilt Funds	12,040	10,580
	$24,876	$23,367

Cash Flows

The Company expects to contribute $0.1 million to the pension fund in the year ending December 31, 2017.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2017	64
2018	65
2019	68
2020	70
2021	73
Years 2022 - 2026	$362

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements plus an additional amount based on recent average withdrawal experience. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of scheme assets. The cash flows above have been estimated on the assumption that pensions will be paid monthly out of scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different from those shown above.
On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The acquisition of Aptiv was accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2016 and December 31, 2015 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement.

Change in benefit obligation	December 31, 2016	December 31, 2015
	(in thousands)
Benefit obligation at beginning of year	8,537	8,884
Service cost	352	618
Interest cost	82	159
Plan participants' contributions	150	-
Settlement	(909)	-
Prior service cost	(88)	-
Transferred balances/(benefits paid)	53	(1,146)
Actuarial (gain)/ loss	(1,157)	81
Foreign currency exchange rate changes	(92)	(59)
Benefit obligation at end of year	6,928	8,537

Change in plan assets
Fair value of plan assets at beginning of year	5,350	7,061
Expected return on plan assets	48	93
Actual return on plan assets	1,233	(1,075)
Scheme contributions	195	194
Plan participants' contributions	150	216
Transferred balances/(benefits paid)	53	(1,146)
Settlement	(909)	-
Foreign currency exchange rate changes	(114)	7
Fair value of plan assets at end of year	6,006	5,350

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

Funded status	December 31, 2016	December 31, 2015
	(in thousands)
Projected benefit obligation	$(6,928)	$(8,537)
Fair value of plan assets	6,006	5,350
Funded status	(922)	(3,187)

Non-current other liabilities (note 8)	$(922)	$(3,187)

	December 31, 2016	December 31, 2015
	(in thousands)
Service cost	$352	$402
Interest cost	82	159
Expected return on plan assets	(48)	(119)
Amortization of net loss	22	-
Amortization of prior service credit	(8)	-
Settlement	(136)	-
Curtailment loss	-	18
Net periodic benefit cost	$264	$460

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2016 and December 31, 2015:

	December 31,	December 31,
	2016	2015
Discount rate	0.95%	1.35%
Rate of compensation increase	2.0%	2.0%
Expected rate of return on plan assets	0.95%	1.35%

Accumulated other comprehensive income	December 31, 2016	December 31, 2015
Actuarial (gain)/loss - benefit obligation	$(1,157)	$81
Actuarial (gain)/loss – plan assets	(1,233)	1,075
Prior service credit/(cost) recognized in net periodic benefit cost	136	(17)
Actuarial loss recognized in net periodic benefit cost	(22)	-
Amortization of net prior service credit	8	-
Net prior service credit occurring during the year	(89)	-
Total	$(2,357)	$1,139

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $41,000 and $8,000 respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:
	December 31, 2016	December 31, 2015
	(in thousands)
Net actuarial (gain)/loss	$(1,218)	$1,139
Total	$(1,218)	$1,139

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2016 and December 31, 2015:

	December 31,	December 31,
	2016	2015
Discount rate	0.75%	0.95%
Rate of compensation increase	2.0%	2.0%

The discount rate is determined by reference to Swiss corporate bond yields at the balance sheet date.

Plan Assets

The assets of the scheme are invested in an insured plan with Swiss Life and held in a combination of debt securities, equity securities and in real estate. There is no self-investment in employer related assets.

Cash Flows

The Company expects to contribute $0.2 million to its pension fund in the year ending December 31, 2017.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2017	305
2018	306
2019	685
2020	251
2021	249
Years 2022 - 2026	$1,676

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements plus an additional amount based on recent average withdrawal experience. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of scheme assets. The cash flows above have been estimated on the assumption that pensions will be paid monthly out of scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different from those shown above.
10. Equity Incentive Schemes and Stock Compensation Charges
Share Options

On July 21, 2008 the Company adopted the Employee Share Option Plan 2008 (the "2008 Employee Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the "2008 Consultants Plan"), pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On February 14, 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the "2008 Option Plans") were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 400,000 to 1 million and to extend the date for options to be granted under the 2008 Option Plans.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the "2003 Share Option Plan") pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.
Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at December 31, 2016 is eight years.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2016, December 31, 2015 and December 31, 2014:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2013	2,973,788	2,973,788	$24.20	$9.57
Granted	366,985	366,985	$45.82	$14.09
Exercised	(926,407)	(926,407)	$24.02	$9.45
Cancelled	(186,666)	(186,666)	$22.17	$9.01
Outstanding at December 31, 2014	2,227,700	2,227,700	$28.00	$10.40
Granted	259,059	259,059	$68.25	$19.75
Exercised	(773,753)	(773,753)	$27.13	$10.31
Cancelled	(86,424)	(86,424)	$27.32	$10.31
Outstanding at December 31, 2015	1,626,582	1,626,582	$34.87	$11.94
Granted	256,191	256,191	$69.61	$20.10
Exercised	(393,240)	(393,240)	$25.79	$9.84
Cancelled	(23,089)	(23,089)	$29.74	$11.19
Outstanding at December 31, 2016	1,466,444	1,466,444	$43.45	$13.94
Vested and exercisable at December 31, 2016	651,574	651,574	$29.80	$10.69

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2016, was 4.67 years and 3.30 years respectively (2015: 4.76 years and 3.39 years respectively). 333,433 options are expected to vest during the year ended December 31, 2017 (336,993 options were expected to vest during the year ended December 31, 2016).

The intrinsic value of options exercised during the year ended December 31, 2016 amounted to $19.6 million. The intrinsic value of options outstanding and options exercisable at December 31, 2016 amounted to $46.6 million and $29.6 million respectively. Intrinsic value is calculated based on the market value versus strike price of the Company's shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2016 are as follows:
	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non-vested outstanding at December 31, 2015	968,853	$42.14	$13.69

Granted	256,191	69.61	20.10
Vested	(391,918)	35.17	12.04
Forfeited	(18,256)	31.48	11.62

Non-vested outstanding at December 31, 2016	814,870	$54.37	$16.55

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2016:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$15.84	50,000	0.32	$15.84	50,000	$15.84
$16.80	60,000	2.83	$16.80	60,000	$16.80
$17.17	6,000	2.85	$17.17	6,000	$17.17
$20.28	107,588	2.16	$20.28	107,588	$20.28
$20.59	33,000	3.14	$20.59	7,200	$20.59
$22.26	2,160	0.15	$22.26	2,160	$22.26
$22.30	173,642	3.32	$22.30	112,061	$22.30
$23.66	3,520	3.57	$23.66	1,910	$23.66
$24.46	60,816	1.17	$24.46	60,816	$24.46
$26.20	450	1.38	$26.20	450	$26.20
$26.71	4,450	3.69	$26.71	3,560	$26.71
$29.45	3,000	1.32	$29.45	3,000	$29.45
$32.37	165,865	4.33	$32.37	95,457	$32.37
$36.22	20,178	4.46	$36.22	8,443	$36.22
$37.90	5,720	4.93	$37.90	1,600	$37.90
$40.83	81,658	5.39	$40.83	24,646	$40.83
$47.03	63,813	5.17	$47.03	15,693	$47.03
$48.67	118,493	5.21	$48.67	22,992	$48.67
$51.35	4,030	5.60	$51.35	1,612	$51.35
$65.60	93,534	7.38	$65.60	10,557	$65.60
$66.47	11,931	6.39	$66.47	1,417	$66.47
$66.97	3,118	6.45	$66.97	623	$66.97
$68.39	231,687	6.18	$68.39	53,789	$68.39
$71.95	161,791	7.17	$71.95	-	$71.95

$15.84 - $71.95	1,466,444	4.67	$43.45	651,574	$29.80

Options outstanding include both vested and unvested options as at December 31, 2016. Options exercisable represent options which have vested at December 31, 2016. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2016, December 31, 2015 and December 31, 2014 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Weighted average fair value	$20.10	$19.75	$14.09

Assumptions:
Expected volatility	30%	30%	32%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.39%	1.58%	1.57%
Expected life	5.0 years	5.0 years	5.0 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the "2008 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.
On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015 the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.
The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2016:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2015	901,773	$48.33	1.22	1,067,613	$48.30	1.48

Granted	247,992	$71.58		391,196	$67.45
Shares vested	(311,492)	$33.09		(300,019)	$36.13
Forfeited	(7,750)	$56.58		(133,306)	$52.36

Outstanding at December 31, 2016	830,523	$60.73	1.11	1,025,484	$58.64	1.40

The fair value of RSUs vested for the year ended December 31, 2016 totaled $10.8 million (2015: $7.0 million).

The fair value of PSUs vested for the year ended December 31, 2016 totaled $10.3 million (2015: $0.3 million).

The PSUs vest based on service and specified EPS targets over the period 2013 – 2016, 2014 – 2017, 2015 – 2018 and 2016 - 2019. Since 2013, 421,079 PSUs (net of forfeitures) have been granted. Depending on the actual amount of EPS from 2013 to 2019, up to an additional 409,444 PSUs may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2016 is stated after charging $40.3 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated as follows:

		Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Direct costs	$21,903	$18,358	$12,531
Selling, general and administrative	$18,440	$14,959	$10,211
Total compensation costs	$40,343	$33,317	$22,742

Total non-cash stock compensation expense not yet recognized at December 31, 2016 amounted to $64.9 million. The weighted average period over which this is expected to be recognized is 2.07 years. Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $4.3 million for the year ended 31 December 2016 (2015: $1.9 million, 2014: $2.4 million).

The income tax expense for the year ended December 31, 2016 reflects a net income tax benefit of $3.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2016 was $3.4 million. The income tax expense for the year ended 31 December 2015 reflects a net income tax benefit of $1.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2015 was $5.6 million.

11. Government Grants

	December 31,	December 31,
	2016	2015
	(in thousands)
Received	$3,539	$3,539
Less accumulated amortization	(2,701)	(2,657)
Foreign exchange translation adjustment	103	120
Total government grants	941	1,002
Less current portion	(54)	(43)
Non-current government grants	$887	$959

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote. Government grants amortized to the profit and loss account amounted to $44,000 for the year ended December 31, 2016. A net charge of $53,000 was recorded in respect of government grants during the year ended December 31, 2015. As at December 31, 2016 the Company had $0.6 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2016, 393,240 options were exercised by employees at an average exercise price of $25.79 per share for total proceeds of $10.1 million. During the year ended December 31, 2016, 296,386 ordinary shares were issued in respect of certain RSUs and 311,492 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2015, 773,753 options were exercised by employees at an average exercise price of $27.13 per share for total proceeds of $21.0 million. During the year ended December 31, 2015, 268,870 ordinary shares were issued in respect of certain RSUs and 7,990 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2014, 926,407 options were exercised by employees at an average exercise price of $24.02 per share for total proceeds of $22.3 million. During the year ended December 31, 2014, 233,726 ordinary shares were issued in respect of certain RSUs previously awarded by the Company.

(a)	Share Repurchase Program

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. At December 31, 2016 a total of 1,429,187 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $110.0 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law. The share buyback program was completed in December 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million.

During the year ended December 31, 2014 2,640,610 ordinary shares were repurchased by the Company for a total consideration of $140.0 million. All ordinary shares repurchased by the Company were canceled and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

Under the repurchase program, a broker purchased the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

13. Income Taxes

The Company's United States and Irish based subsidiaries file tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before provision for income taxes are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$201,221	$184,643	$143,889
United States	11,466	15,436	6,966
Other	87,485	78,771	51,861
Income before provision for income taxes	$300,172	$278,850	$202,716

The components of provision for income taxes are as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Provision for income taxes:
Current tax expense:
Ireland	$22,931	$21,769	$19,562
United States	7,768	684	7,891
Other	5,749	13,701	10,695
Total current tax expense	36,448	36,154	38,148

Deferred tax expense/(benefit):
Ireland	1,284	26	(1,178)
United States	613	2,896	(3,031)
Other	(352)	235	(3,691)
Total deferred tax expense/(benefit)	1,545	3,157	(7,900)

Provision for income taxes	37,993	39,311	30,248

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	(4,332)	(1,905)	(2,404)
Currency impact on long term funding	(396)	3,574	178

Total	$33,265	$40,980	$28,022

Ireland's statutory income tax rate is 12.5%. The Company's consolidated reported provision for income taxes differed from the amount that would result from applying the Irish statutory rate as set forth below;

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2015:12.5%; 2014:12.5%)	$37,522	$34,856	$25,340
Foreign and other income taxed at higher rates	4,642	4,614	3,152
Research & development tax incentives	(907)	(695)	(1,810)
Movement in valuation allowance	1,208	(4,133)	(1,965)
Effects of change in tax rates	576	(16)	543
Increase/(decrease) in unrecognized tax benefits	(1,521)	5,085	2,869
Effects of permanent items	(4,259)	(463)	2,048
Other	732	63	71
Provision for income taxes	$37,993	$39,311	$30,248

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31,	December 31,
	2016	2015
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$979	$1,239
Goodwill	26,617	22,170
Other intangible assets	6,700	5,865
Other	1,441	1,293
Total deferred tax liabilities recognized	35,737	30,567

Deferred tax assets:
Operating loss and tax credits carryforwards	22,705	22,186
Property, plant and equipment	3,121	2,487
Accrued expenses and payments on account	28,904	29,473
Stock compensation	13,062	12,959
Deferred compensation expense	3,327	2,174
Other	15	566
Total deferred tax assets	71,134	69,845
Valuation allowance for deferred tax assets	(20,337)	(17,184)
Deferred tax assets recognized	50,797	52,661
Overall net deferred tax asset	$15,060	$22,094

In 2015, the Company early adopted the provisions of ASU 2015-17 which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent on the basis that it is a more useful presentation of the Company's position. The prior period amounts were not retrospectively adjusted.

At December 31, 2016 Ireland subsidiaries had additional tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $3.3 million (2015: $2.9 million).

At December 31, 2016 other non U.S. subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $70.1 million (2015: $68.6 million). In addition at December 31, 2016 other non U.S. subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $3.9 million (2015: $3.0 million). At December 31, 2016 Other non U.S. subsidiaries also had additional operating loss carry forwards of $3.5 million which are due to expire between 2017 and 2023.

At December 31, 2016 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carry forwards of approximately $50.6 million and $50.2 million, respectively. These NOLs are available for offset against future taxable income and expire between 2017 and 2036. Of the $50.6 million U.S. federal NOLs, approximately $22.8 million is currently available for offset against future U.S. federal taxable income. Of the $50.6 million U.S. federal NOLs, approximately $16.1 million would be recorded in additional paid in capital upon utilization. Of the $50.2 million of state NOLs, approximately $30.9 million would be recorded in additional paid in capital upon utilization. The subsidiary's ability to use the U.S. federal and state NOL carry forwards is limited on an annual basis due to changes of ownership in 2000, 2010 and 2014, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Of the U.S. federal NOLs, $28.6 million are limited by Section 382. Of the $28.6 million of losses, the amount available during 2016 totaled $2.9 million. The remaining losses are available as follows: $12.8 million for the years 2017 – 2019, $7.7 million in 2020-2022, $5.2 million for the years 2023 – 2026.

The expected expiry dates of these losses are as follows:

	Federal	State
	NOL's	NOL's
	(in thousands)

2017-2018	226	-
2021-2034	34,735	29,049
2035-2036	15,626	21,119

	$50,587	$50,168

In addition US subsidiaries have alternative minimum tax credit carry forwards of approximately $0.4 million that are available to reduce future U.S. federal regular income taxes, over an indefinite period. They also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2016 was approximately $20.3 million. The valuation allowance for deferred tax assets as of December 31, 2015 and December 31, 2014 was $17.2 million and $23.1 million respectively. The net change in the total valuation allowance was an increase of $3.1 million during 2016 and a decrease of $5.9 million during 2015. Of the total increase of $3.1 million in 2016, $1.2 million resulted in a current year income tax expense, $2.4 million was acquired and impacted goodwill, and these were offset by a decrease of $0.5 million recognized in Other Comprehensive Income. Of the total decrease of $5.9 million in 2015, $4.1 million resulted in a current year income tax benefit with the remaining decrease of $1.8 million recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2016 and December 31, 2015 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods. During 2015, a UK subsidiary utilized losses for which a full beginning-of-year valuation allowance had been retained resulting in a tax benefit of $3.2 million. During 2016, there were no movements to valuation allowance that had a material impact on the effective tax rate.

The Company has not recognized a deferred tax liability for the undistributed earnings of foreign subsidiaries that arose in 2016 and prior years as the Company considers these earnings to be indefinitely reinvested. It is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland's tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Unrecognized tax benefits at start of year	$28,166	$23,201	$5,780

Increase related to acquired tax positions	-	778	14,552
Increase related to prior year tax positions	1,151	1,482	565
Decrease related to prior year tax positions	(2,483)	(315)	(183)
Increase related to current year tax positions	1,104	3,063	3,709
Settlements	(837)	-	(2)
Lapse of statute of limitations	(481)	(43)	(1,220)
Unrecognized tax benefits at end of year	$26,620	$28,166	$23,201

The relevant statute of limitations for unrecognized tax benefits totaling $4.9 million could potentially expire during 2017. There was no movement during the year ended 31 December 2016 (2015: $0.8 million) in respect of pre-acquisition tax positions taken by companies acquired.

Included in the balance of total unrecognized tax benefits at December 31, 2016 were potential benefits of $26.6 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2015 and December 31, 2014 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $28.2 million and $23.2 million respectively.

Interest and penalties recognized as a net expense during the year ended December 31, 2016 amounted to $0.1 million (2015: net expense of $0.9 million, 2014: net benefit of $0.2 million) and are included within the provision for income taxes. Total accrued interest and penalties as of December 31, 2016 and December 31, 2015 were $3.3 million and $3.3 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in both our major jurisdictions. In the United States tax periods open to audit include the years ended December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016. In Ireland, tax periods open to audit include the years ended December 31, 2012, December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016. During such audits, local tax authorities may challenge the positions taken by us in tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2016 comprise:

	Year Ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Restructuring charges	$8,159	-	$8,796
Net charge	$8,159	-	$8,796

Restructuring Charges

A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review by the Company of its operations. The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in a charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.0 million.
	Workforce	Onerous
	reductions	Lease	Total
	(in thousands)

Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	(63)	-	(63)

Provision at December 31, 2016	$393	$1,398	$1,791

Prior Period Restructuring Charges
A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company's European Phase 1 services in 2013, the Company recognized a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. We expect this to be paid by 2024.
	Onerous	Asset
	Lease	Impairment	Total
	(in thousands)

Total provision recognized	$3,167	$5,629	$8,796
Asset write-off	-	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	-	$3,167
Utilized	(1,167)	-	(1,167)
Provision at December 31, 2015	2,000	-	2,000
Utilized	(1,359)	-	(1,359)
Provision at December 31, 2016	641	-	641

The total onerous lease obligation at December 31, 2016 is $2.0 million and is included within other liabilities.

15. Provision for Doubtful Debts

The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2016 comprises:
	December 31,	December 31,
	2016	2015
	(in thousands)
Opening provision	$10,383	$5,458
Amounts used during the year	(3,782)	(161)
Amounts provided during the year	4,651	7,572
Amounts released during the year	(1,814)	(2,244)
Translation	12	(242)
Closing provision	$9,450	$10,383

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $44.0 million, $49.9 million and $54.3 million in rental expense, including rates, for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2017	34,682
2018	28,219
2019	21,358
2020	15,646
2021	12,477
Thereafter	40,132

Total	$152,514

17. Business Segment and Geographical Information

The Company is a contract research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, who together are considered the Company's chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

We have determined that we operate in one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of this transfer pricing model.

Given ICON Clinical Research Limited's ("ICON Ireland") role in the development and management of the group, it's ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the group, plus the responsibility for maintaining the group's global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company's customer contracts. As such, ICON Ireland remunerates most of the other operating entities ("cost plus service providers") in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories.

The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee are retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

There have been no changes to the basis of segmentation or the measurement basis for the segment results since the prior year.

Reportable segment information at December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$410,572	$429,631	$360,376
Rest of Europe	313,185	330,487	372,634
U.S.	763,821	650,941	605,815
Other	178,909	163,919	164,491
Total	$1,666,487	$1,574,978	$1,503,316

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:
	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$216,149	$189,035	$138,185
Rest of Europe	34,200	38,166	14,481
U.S.	41,348	45,320	39,058
Other	19,997	9,015	10,626
Total	$311,694	$281,536	$202,350

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$218,334	$189,035	$138,185
Rest of Europe	36,509	38,166	23,277
U.S.	44,590	45,320	39,058
Other	20,420	9,015	10,626
Total	$319,853	$281,536	$211,146

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31,	December 31,
	2016	2015
	(in thousands)
Ireland	$105,684	$101,736
Rest of Europe	6,231	7,334
U.S.	29,428	34,520
Other	7,624	6,628
Total	$148,967	$150,218

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$25,766	$22,100	$20,731
Rest of Europe	6,914	11,055	7,478
U.S.	23,462	20,106	20,491
Other	3,433	4,416	3,842
Total	$59,575	$57,677	$52,542

f) The distribution of total assets by geographical area was as follows:

	December 31,	December 31,
	2016	2015	*
	(in thousands)
Ireland	$766,120	$663,060
Rest of Europe	337,062	343,733
U.S.	651,160	641,769
Other	71,501	68,647
Total	$1,825,843	$1,717,209
* The December 31, 2015 Balance Sheet has been retrospectively restated as required to reflect the requirements of new guidance in respect of the presentation of debt issue costs.

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$27,670	$30,900	$15,117
Rest of Europe	2,851	1,916	2,278
U.S.	8,432	15,256	12,224
Other	3,648	1,658	3,160
Total	$42,601	$49,730	$32,779

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.
	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Client A	26%	31%	31%

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$407	$102	$284
Rest of Europe	1,040	1,151	798
U.S.	2	4	-
Other	35	49	69
Total	$1,484	$1,306	$1,151

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)
Ireland	$24,215	$21,795	$18,384
Rest of Europe	5,528	8,007	2,855
U.S.	8,381	3,580	4,860
Other	(131)	5,929	4,149
Total	$37,993	$39,311	$30,248

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31,	December 31,	December 31,
	2016	2015	2014
	(in thousands)

Cash paid for interest	$13,615	$2,175	$533
Cash paid for income taxes	$10,205	$14,829	$17,829

19. Accumulated Other Comprehensive Income

	December 31,	December 31,
	2016	2015
	(in thousands)
Currency translation adjustments	$(70,154)	$(57,315)
Currency impact on long term funding (Net of tax)	(13,912)	(5,484)
Actuarial loss on defined benefit pension plan (note 9)	(5,905)	(3,420)
Unrealized capital gain/(loss) – investments (note 3)	(23)	(34)
Net realized gain on interest rate hedge	3,694	4,617
Total	$(86,300)	$(61,636)

20. Long-Term Debt – Senior Notes

In December 2015 the Company issued $350 million in the private placement market. The December 31, 2015 Balance Sheet has been retrospectively restated as required to reflect the requirements of new guidance in respect of the presentation of debt issue costs ($1,694,000).

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board ("FASB") ASC 815, "Derivatives and Hedging". The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge, were received on maturity in November 2015 and are recorded within Other Comprehensive Income. The realized gain is being amortized to the income statement, net against interest payable, over the period of the Senior Notes.

The Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement.

The Senior Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

21. Impact of New Accounting Pronouncements

ASU 2015-03 'Interest-Imputation of Interest' was issued in April 2015 to simplify the presentation of debt issuance costs. The guidance requires debt issuance costs related to term loans to be presented as a direct deduction from the carrying amount of the associated debt liability. The new guidance is reflected in the Consolidated Financial Statements including application on a retrospective basis. The Consolidated Balance Sheet at December 31, 2015 has therefore been restated to reflect the accounting standards update.

ASU 2015-16 'Business Combinations' was issued in February 2016 to simplify the accounting and presentation for changes in provisional amounts accounted for in a business combination during the measurement period. The amendments require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional accounts, calculated as if the accounting had been completed at the acquisition date. See Note 4 for details of the impact of adoption.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective for public business entities in fiscal years beginning after December 15, 2016. The adoption of ASU 2015-11 is not expected to have a significant impact on the financial statements.

In May 2014, the FASB issued ASU 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. As originally issued, ASU 2014-09 will be effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2016. On July 9, 2015, the FASB approved the proposal to defer the effective date of this standard by one year. Early adoption is permitted for annual periods beginning after December 16, 2016. Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08 ("ASU 2016-08"), Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, ("ASU 2016-10") Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing, which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12 ("ASU 2016-12"), Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for noncash consideration and completed contracts at transition.
The updated standard is effective for us in the first quarter of the year-ended 31 December 2018. We are continuing to evaluate a method of transition and are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures. While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact relates to our assessment of measurement of performance and percentage of completion. Under current GAAP, the revenue attributable to performance is determined based on both input and output methods of measurement. .Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances. Our preparatory work is also focused on the increased disclosure obligations (including in respect of retrospective revenue and backlog).
In January 2016, the FASB issued ASU 2016-01, which will significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases, requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year-ended December 31, 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures.
In March 2016, the FASB issued ASU 2016-04, Recognition of Breakage for Certain Prepaid Stored-Value Products, which allows entities to recognize breakage on prepaid stored-value products consistent with how breakage is recognized under the new revenue standard. The exception applies to prepaid stored-value products in physical or digital form, with stored monetary values that are redeemable for goods and services, including those that can be redeemed for cash (e.g., prepaid gift cards issued on a specific payment network and redeemable at network-accepting merchant locations, prepaid telecommunication cards, and traveler's checks). The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-04 is not expected to have a significant impact on the financial statements.
In March 2016, the FASB issued ASU 2016-05, Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships, which clarifies that a change in one of the parties to a derivative contract (through novation) that is part of a hedge accounting relationship does not, by itself, require de-designation of that relationship, as long as all other hedge accounting criteria continue to be met. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-05 is not expected to have a significant impact on the financial statements.
In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments, which clarifies that determining whether the economic characteristics of a put or call are clearly and closely related to its debt host requires only an assessment of the four-step decision sequence outlined in FASB ASC paragraph 815-15-25-24. Additionally, entities are not required to separately assess whether the contingency itself is clearly and closely related. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-06 is not expected to have a significant impact on the financial statements.

In March 2016, the FASB issued ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting, which eliminates the requirement for an investor to retroactively apply the equity method when its increase in ownership interest (or degree of influence) in an investee triggers equity method accounting. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-07 is not expected to have a significant impact on the financial statements.
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. We will apply the updated standard in the first quarter of the year-ended December 31, 2017. We believe the new standard will cause limited volatility in our effective tax rates and a resulting impact on our diluted earnings per share due to the tax effects related to share-based payments being recorded in the income statement. The volatility in future periods will depend on our stock price at the awards' vest dates and the number of awards that vest in each period. If the share price at the vest date of an award exceeds the share price at its grant date, an additional tax benefit will be recognized in the income statement, reducing our effective tax rate. Conversely, if the share price at the vest date of an award is lower than the share price at its grant date, an additional tax expense will be recognized in the income statement, increasing our effective tax rate for that period.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a significant impact on the financial statements.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:
●	Debt prepayment or debt extinguishment costs;
●	Settlement of zero-coupon bonds;
●	Contingent consideration payments made after a business combination;
●	Proceeds from the settlement of insurance claims;
●	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;
●	Distributions received from equity method investees;
●	Beneficial interests in securitization transactions; and
●	Separately identifiable cash flows and application of the predominance principle.
The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 is not expected to have a significant impact on the financial statements.
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. We are considering the impact, if any, of the adoption of ASU 2016-16 on the financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control, which requires a single decision maker or service provider, in evaluating whether it is the primary beneficiary, to consider on a proportionate basis indirect interests held through related parties under common control. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2016, and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-17 is not expected to have an impact on the financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.
In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, which amends a number of Topics in the FASB ASC. The ASU is part of an ongoing FASB project to facilitate Codification updates for non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. The ASU will apply to all reporting entities within the scope of the affected accounting guidance.

22. Related Parties

Subsidiaries of the Company earned revenue of $100,000 (2015: $100,000) from Dignity Sciences Limited during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of Dignity Sciences Limited. $45,700 was recorded as due from Dignity Sciences Limited at December 31, 2016. The contract terms were agreed on an arm's length basis.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. The Company entered into an agreement with a company controlled by Mr. Lynch, for the provision of consultancy services for a period of three years from August 1, 2016, at an agreed fee of €231,750 ($256,315) per annum. €96,560 was recorded as due to Mr. Lynch under the terms of this agreement at December 31, 2016. Mr. Lynch also agreed to certain restrictions that will apply to him during the period of the consultancy agreement including non-disclosure, non-competition and non-solicitation.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

Date February 28, 2017

INDEX TO EXHIBITS

Exhibit Number	Title
3.1	Description of the Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).
12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm
101.1*	Interactive Data Files (XBRL – Related Documents)

*  Filed herewith