Form 20-F
period 2017-12-31
ICON PLC
filed 2018-02-28
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
______________________________________________________________________
FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2017
OR
___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
___ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
_____________________________________
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
Brendan.Brennan@iconplc.com
011-353-1-291-2000
_____________________________________
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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,081,601 Ordinary Shares.
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

TABLE OF CONTENTS

Page

General	1

Cautionary Statement	1

PART I

PART II

PART III

Item 17. Financial Statements	78
Item 18. Financial Statements	78
Item 19. Financial Statements and Exhibits	78

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except share and per share data)
Statement of Operations Data:
Gross revenue	$2,402,321	$2,364,956	$2,161,618	$2,030,286	$1,784,345
Reimbursable expenses (1)	(643,882)	(698,469)	(586,640)	(526,970)	(448,287)
Net revenue	1,758,439	1,666,487	1,574,978	1,503,316	1,336,058
Costs and expenses:
Direct costs	1,027,310	961,333	908,979	903,167	845,413
Selling, general and administrative	323,741	325,726	326,786	336,461	313,931
Depreciation and amortization	61,297	59,575	57,677	52,542	46,514
Restructuring and other items (2),(3),(4),(5)	7,753	8,159	—	8,796	9,033
Total costs and expenses	1,420,101	1,354,793	1,293,442	1,300,966	1,214,891
Income from operations	338,338	311,694	281,536	202,350	121,167
Net interest (expense)/income	(10,281)	(11,522)	(2,686)	366	(302)
Income before provision for income taxes	328,057	300,172	278,850	202,716	120,865
Provision for income taxes	(46,569)	(37,993)	(39,311)	(30,248)	(18,053)
Net income	$281,488	$262,179	$239,539	$172,468	$102,812
Net income per ordinary share (6):
Basic	$5.20	$4.75	$4.08	$2.80	$1.69
Diluted	$5.13	$4.65	$3.97	$2.73	$1.65
Weighted average number of ordinary shares outstanding:
Basic	54,129,439	55,248,900	58,746,935	61,496,115	60,907,274
Diluted	54,849,046	56,407,136	60,290,033	63,131,417	62,253,251

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$282,859	$192,541	$103,911	$118,900	$182,519
Short term investments - available for sale	77,589	68,046	85,990	97,100	138,317
Working capital	534,960	463,552	290,939	281,148	352,259
Total assets	2,146,618	1,825,843	1,717,209	1,528,850	1,442,460
Non-current other liabilities	17,111	23,752	12,224	13,179	11,198
Non-current government grants	966	887	959	1,116	1,359
Ordinary share capital	4,664	4,692	4,719	5,059	5,172
Additional paid-in capital	481,337	438,126	383,355	327,212	279,568
Shareholders’ equity	1,191,000	945,174	763,096	950,206	910,579

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization. See Note 14 to the Audited Consolidated Financial Statements.

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

(4)
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

(5)
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

Risk Related to Our Business and Operations

We depend on a limited number of customers and a loss of, or significant decrease in business from one or more of them could affect our business.

During the year ended December 31, 2017 40% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (18%). No other customer contributed more than 10% of our net revenues during this period. During the year ended December 31, 2016 45% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (26%).  No other customer contributed more than 10% of our net revenues during this period. During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we are unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts. Revenues on these contracts are agreed in the contract between the Company and the customer and are based on estimated time inputs.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review. The Company further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees, it could materially adversely affect our operations and financial results.

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

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trials. Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations. The Company relies on its expertise, data and people to evaluate and assist with patient recruitment on clinical trials in addition to working with external partners like IBM Watson. The Company has not acquired or been acquired by a company whose primary business is data like other of its competitors which could help these competitors with their use of data in patient recruitment.

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

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We intend to continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•	disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;

•
security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon or that have access to our systems; and

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

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cyber-security controls there is a risk that unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

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

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimize our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to prevent us from using preferred technology or seek license payments from us.

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

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, complete an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

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

Changes in accounting standards, including ASC 606 'Revenue from Contracts with Customers' may adversely affect our financial statements

We are required to prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ('US GAAP') which is revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard changes, may require additional changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. We are required to apply ASC 606 - 'Revenue from contracts with customers' with effect from January 1, 2018. Under this new standard, the Company is required to recognize revenue in respect of our clinical trial services on a percentage of completion basis. The change in revenue recognition requires significant estimates of project costs that will need to be updated and adjusted on a regular basis. These updates may result in unexpected variability in the timing of recognition of revenue and therefore in our operating results. See Note 21 'Impact of New Accounting Pronouncements' to our financial statements for details of the impact of adoption of new accounting standards effective from January 1, 2018 and beyond.

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

In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm. The European data protection framework is being revised as a generally applicable regulation which contains new provisions specifically directed at the processing of health information, sanctions of up to 4% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation. The new regulation comes into force in May 2018.

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

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. In the future we may be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

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

As of December 31, 2017, we had an outstanding principal amount of indebtedness of $350 million under our $350 million Note Purchase and Guarantee Agreement or ‘Senior Notes’ that we entered into on December 15, 2015.  We also have up to $100 million of additional borrowing capacity available under the Revolving Credit Facility. No amounts were drawn under the Revolving Credit Facility as of December 31, 2017.  The Company also has a one year uncommitted short term revolving credit facility of $30 million. These facilities bear interest at LIBOR plus a margin. No amounts were drawn under these facilities at December 31, 2017.

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

The Senior Notes agreement also includes certain financial covenants that require us to comply with a consolidated leverage ratio, a minimum EBITDA to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. Our ability to comply with these financial covenants may be affected by events beyond our control.

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

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The Revolving Credit Facility and the $30 million uncommitted short term revolving credit facility bear interest at LIBOR plus a margin.  There were no amounts drawn on either of the Revolving Credit Facility or the short term uncommitted facility at December 31, 2017.  The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

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

Item 4.   Information on the Company.

History and development

ICON public limited company (“ICON plc”) is a clinical research organization (“CRO”), founded in 1990, which provides outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Company’s mission is to accelerate the development of drugs and devices that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2017, we employed approximately 13,250 employees in 98 locations in 38 countries. During the year ended December 31, 2017, we derived approximately 45.0%, 43.3% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively. See Note 17 Business Segment and Geographical Information.

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Development SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting Life-Science companies as the world leading Patient-Centered Research Company in commercializing novel treatments through Real-World Evidence, Strategic Regulatory Services, Pharmacovigilance, Market Access and Language Services. Mapi Group is the premier provider of Health Research and Commercialization services to Life-Science companies enabling Market Authorization, Market Access and Market Adoption of novel therapeutics. Initial cash outflows on acquisition were $144.1 million (see Note 4 of the Financial Statements at Item 19). The acquisition of Mapi Group strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.

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

On October 3, 2016, the Company commenced a previously announced share buyback program of up to $400 million. During the year ended December 31, 2017, the Company redeemed a total of 1,589,227 ordinary shares under the program for a total consideration of $133.1 million.  At December 31, 2017 a total of 3,018,414 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $243.1 million. All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to a other undenominated capital fund as required under Irish Company Law.

On May 1, 2015, the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million. On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with  Irish law, the United States securities laws and the Company’s constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million.  The second share buyback program was completed in December 31, 2015.  During the year ended December 31, 2015, the Company redeemed a total of 6,198,481 ordinary shares under these programs for total consideration of $457.9 million.

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

Industry Overview

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource services to CROs in order to manage the drug and device development process more efficiently and to bring both patent-protected and bio-similars and medical devices to market faster to maximize patient well-being. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical development services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analyses, post market surveillance, regulatory affairs, central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, limited-service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. Some of these barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to recruit sites and patients globally, the simultaneous management of complex clinical trials, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities, data and expertise to manage the development programs of pharmaceutical, biotechnology and medical device companies. We believe that large (and more recently medium sized) pharmaceutical companies, rather than utilizing many CRO service providers, are selecting a limited number of CROs with which they deal, with many forming strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise that resides within the CRO. We believe that this trend will further concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

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

Clinical Trials (approximately 3.5 to 6 years).

Exploratory Development

Phase I (approximately 6 months to 1 year) consists of basic safety and tolerability testing in 20 to 80 human subjects, mainly in healthy volunteers, and includes studies which may show the drug is having an effect on the body, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down by and eliminated from the body.

Phase II (approximately 1 to 2 years) includes basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually) 100 to 200 patients to help determine the safest and most effective dose, provide evidence that the drug is likely to be effective, and provide some safety data. If the Phase II results are satisfactory the sponsor may proceed to Phase III studies.

Confirmatory Development

Phase III (2 years or greater) consists of efficacy and safety studies in several hundred to several thousands of patients at multiple investigational sites (hospitals and clinics), often in multiple geographies. These studies look to definitively confirm the overall benefit of the test agent and, if successful, will be used to provide the labelling claims for the drug. These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic indication.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2017 was approximately $32 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Continued Innovation and Development of Enabling Technologies

Innovation Driving New Drug Development Activity.

New technologies together with improved understanding of disease pathology (driven by scientific advances such as the mapping of the human genome) have increased the number of new drug candidates being investigated in early development. This has greatly broadened the number of biological mechanisms being targeted which increasingly include rare/orphan diseases that currently have no effective treatments.

These developments should lead to increased activity in both Preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases, we believe that drug developers will increasingly rely on CROs to manage these trials in order to continue to focus on drug discovery.

New Technology Enabling More Efficient Development.

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

Social media is also becoming an important platform for life sciences companies to strengthen patient engagement programs and collaborate with other stakeholders in the health care system. Many sufferers of specific diseases are forming patient groups and actively collaborating using social media. These groups represent an important potential source of patients for new clinical studies but can also provide valuable insights into effectiveness and safety of new treatments.

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

A Focus on Long-term Product Safety.

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

Increasing Regulatory Demands.

Regulatory agencies are requiring more data to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials and the size of regulatory submissions are driving the demand for services provided by CROs.

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

One consequence of the drive to accelerate time to market will be increased emphasis on making existing drug development phases more seamless, through the use of techniques such as adaptive trial designs to filter the most promising compounds and test these in parallel in several therapeutic indications or with other drug combinations.

Regulatory and reimbursement pressures will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new treatments. As a result, outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long term which in turn should create further growth opportunities for both biopharma companies and their outsource development partners.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models. More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Our strategy to achieve these objectives is focused on the following areas:

Partnerships, Customers and Markets

We continue to focus on expanding and deepening our partnerships with existing customers while also developing new customer relationships.

Strategic client relationships will increasingly manifest themselves in many different forms. Many of these relationships will require innovative forms of collaboration across ICON service areas and departments and will therefore require increased flexibility to offer services on both a standalone functional basis and as part of a fully integrated service solution. To support this objective, we continue to evolve our collaboration and delivery models, invest in technology that will enable closer data integration across our service areas and enhance our project and program management capabilities.

We continue to enhance our capabilities through both organic service development and targeted acquisitions to meet the evolving needs of our existing and new clients. In mid-2017 we acquired the Mapi Group, a leading Patient-Centered Health Outcomes Research and Commercialization company. This acquisition strengthened ICON’s existing Commercialisation and Outcomes Research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory expertise. The combined organization will be a leader for real world evidence, post approval research, language services, consultancy services supporting clinical outcomes assessments, pricing and market access and scientific communications.
We continue to target growth in under-penetrated CRO market segments outsourcing penetration within Medical Device companies has lagged that of bio-pharma firms but is beginning to accelerate. EU Regulatory reform enacted in 2017 will be a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations & post-marketing surveillance. ICON is well positioned in this market having acquired strong device development capabilities in the acquisition of Aptiv Solutions in 2014. We continue to expand our presence in regions such as Asia-Pacific, in particular in China and Japan, building on our acquisition of Niphix, the Japanese subsidiary of Aptiv Solutions, in 2014 and BeijingWits Medical Limited, a leading Chinese CRO, in 2012.

Operational Excellence and Quality

We continue to enhance our operating processes and delivery models to gain competitive advantage.

Our proprietary ICONIK platform, which integrates clinical data across multiple systems, is helping us drive better project execution and enables ICON to offer innovative Risk Based Monitoring solutions which can deliver significant efficiencies for our customers.

Our ADDPLAN software offers industry leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier in the development process and in parallel test these across several therapeutic indications and with other drug combinations.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing drug development today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our acquisition of PMG research further enhanced our ability to enroll patients onto the clinical studies we perform. Alongside our PMG network we have developed strategic alliances with investigator site groups and healthcare systems in all major global research markets.

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

Talent, Leadership Development and Culture

At the core of our strategy is our people. Within ICON we have highly qualified and experienced teams, the majority of whom have third level educational qualifications. The need to develop and retain this expertise and talent within the organization is fundamental in enabling us to be the global CRO partner of choice for our customers.  We have invested in creating an innovative learning environment delivered through ICON’s training and development group, who have formed an industry leading collaboration with University College Dublin. This enables ICON to provide customized management and development programs for global employees. These programs are focused on advanced  leadership development for those employees involved in people management roles and specific technical training in competencies that are core to our business, such as project and program management and clinical research associate development.  We continue to invest to refine and develop these programs.

Within our training program we have also created a Clinical Research Academy and a unique Graduate Certificate in Clinical Trial Management which is enhancing the quality of graduate training in clinical research and increasing the pool of talent available to ICON that can support our customers’ drug development programs.

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

Enhance Capabilities & Expertise

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2017, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including Oncology, Orphan and Rare Diseases and Biosimilars.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities we continue to develop innovative partnerships with providers of real world data including EHR4CR and Trinetx. During 2017 we also unveiled the world’s first global patient outcomes benchmarking platform through our collaboration with the ICHOM consortium.

We continued our strategy of making targeted acquisitions that can enhance our capabilities and differentiate our services. In July 2017 we acquired the Mapi Group, a leading Patient-Centered Health Outcomes Research and Commercialization company. This acquisition also enabled ICON to have direct access to Mapi Research Trust, an industry leading library of Clinical Outcomes Assessments (COAs), with exclusive distribution of over 300 families of validated questionnaires, including licensing of COA services used by commercial, academic and regulatory research organizations. The acquisition of Mapi extends the breadth and depth of ICON’s late phase capabilities, creating an industry leading provider of post-approval research, spanning evidence generation, strategic regulatory services, scientific communications and commercial strategy. Our customers will also benefit from ICON’s access to the industry’s broadest set of COA tools and instruments as well as new and enhanced real world data sets.

We continue to enhance our capabilities through collaborations with industry and academic leaders in the area of data analytics, particularly with a focus on the challenge of finding suitable patients to participate in Clinical Research. We have established a Chair of Business Analytics with University College Dublin and are learning from their expertise in management of large datasets. Additionally through our pilot with IBM Watson, we are leveraging IBM Watson’s cognitive computing power to help automate the process of identifying patients who meet the criteria for a clinical trial, and to analyze protocols to assess trial feasibility and identify optimal trial sites.

Applied Innovation

ICON is focused on applying innovation that can help our customers improve their development outcomes. We are focusing this innovation in three critical areas; improving clinical trial design and execution; faster and more predictable patient recruitment; and evolving clinical trials to be more patient centric which includes data collection and analysis directly from patient’s digital devices. Our approach to developing solutions to these challenges incorporates partnering with best in class technology providers but is also supported by a suite of differentiated ICON proprietary technologies.

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

Our ADDPLAN software offers a leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier. ADDPLAN is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers (see Information Systems on page 28 for further information).

Alongside the application of these technology solutions we are also focused on innovation through the redesign and where appropriate the automation of current clinical trial processes.

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

We offer a broad range of specialized services to assist pharmaceutical, biotechnology and medical device companies to bring new drugs and devices to market faster. Our services span the entire lifecycle of product development and can be adapted to suit local trials or large global programs. Specific clinical development services offered to biopharmaceutical and medical device companies include:

•	Product Development Planning;

•	Strategic Consulting;

•	Study Protocol Preparation;

•	Clinical Pharmacology;

•	Pharmacokinetic and Pharmacodynamic Analysis;

•	Clinical Research Centers;

•	Investigator Sites;

•	Patient Recruitment;

•	Study Monitoring and Data Collection;

•	Case Report Form ("CRF") Preparation;

•	Statistical Analysis;

•	Patient Safety Monitoring;

•	Risk-based Monitoring;

•	Clinical Data Management;

•	Strategic Analysis and Data Operations;

•	Regulatory Consulting;

•	Medical Reporting and Pharmacovigilance;

•	Interactive Response Technologies;

•	Electronic Endpoint Adjudication;

•	Medical Imaging;

•	Adaptive Trial Design and Execution;

•	Medical Device Trials;

•	Biosimilar Trials;

•	Research Trials for US Government Agencies;

•	Functional Services;

•	Strategic Resourcing;

•	Sample Analyses;

•	Safety Testing;

•	Microbiology;

•	Custom flow Cytometry;

•	Electronic Transmission of Test Results;

•	Biomarker Development;

•	Bioanalysis;

•	Immunoassay Development;

•	Electronic Patient Reported Outcomes;

•	Patient Registries;

•	Outcomes Research;

•	Health Economics;

•	Market Access and Commercialization Services;

•	Drug Pricing Consulting; and

•	Health Care and Scientific Communications.

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

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, a declining number of medium-sized providers and a smaller number of large CROs, including ICON,  that are differentiated by the scale of their global operations, breadth of service portfolios and supporting technology infrastructure.  The need to conduct complex research and access patients on a global basis is driving market share to these global CROs. When competing for large development programmes, ICON competes primarily with IQVIA, PAREXELInternational, Pharmaceutical Product Development ('PPD'), the Covance Drug Development business of LabCorp., PRA Health Sciences and Syneos Health, the recently merged inVentiv and INC Research business. In some other market segments, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs including Medpace.

CROs generally compete on the basis of previous product experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of new treatments that payers and regulators require. This requires access to new data sources which includes information to support the identification of suitable investigator sites and patient populations as well as data on the value delivered by new products following marketing approval.

We believe that we compete favorably in all these areas.

Customers

During the year ended December 31, 2017 revenue was earned from over 825 clients.  During the year ended December 31, 2017 40% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (18%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2016 45% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (26%).  No other customer contributed more than 10% of our net revenues during this period.  During the year ended December 31, 2015 49% of our net revenues were derived from our top five customers, with one customer individually contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Backlog

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2017 we had backlog of approximately $4.9 billion, compared with approximately $4.2 billion at December 31, 2016.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

Firecrest, our site management and training technology, is another important component of our Informatics strategy. Firecrest provides an on-line web-based portal to access visit by visit study guides which drive site performance and quality.

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

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK QualityDocs our global SOP Document Management system, our Web-based training delivery solution, iLearn, workflow and automation platforms such as ServiceNow, Sailpoint for identity management and governance and Pega for pharmacovigilance.

Our IT systems are operated from two Data Centre hubs in Dublin, Ireland and Philadelphia, Pennsylvania. These hubs reside within purpose built Data Centre facility locations. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Cisco Jabber, WebEx, Sharepoint, and Box. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for companywide communication. IT systems are protected with robust information security controls which are independently audited twice annually as part of maintaining ICON’s ISO27001:2013 certification.

Following the acquisition of Aptiv Solutions we have integrated, and continue to enhance, three new technology platforms into the ICON offerings.  These comprise ADDPLAN for simulation and design of exploratory/pilot and confirmatory/ pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)), AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring and Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.

Contractual Arrangements

We are generally awarded projects based upon our responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries, or work orders executed under our strategic partnership agreements.

Our revenues on contracts are recognized on a proportional performance method. Depending on the contractual terms revenue is either recognized on the percentage of completion method or on the unit of delivery method.  Payment terms usually provide either for payments based on the achievement of certain identified milestones, units delivered or monthly payments, according to a contracted payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service" or "time and materials" basis.

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In most cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones", on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment dates or delivery of the database. During the course of the study, the Company will generally incur reimbursable expenses. Reimbursable expenses are estimated and budgeted within the contract and are invoiced on a monthly basis based on actual expenses incurred. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client.

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
In providing services in the United States, we are obligated to comply with FDA requirements governing such activities. These include ensuring that the study is approved by an appropriate Independent Review Board (“IRB”) and Ethics Committee, obtaining patient informed consents, verifying qualifications of investigators, reporting patients’ adverse reactions to drugs and maintaining thorough and accurate records. We must maintain critical documents for each study for specified periods, and such documents may be reviewed by the study sponsor and the FDA.
The services we provide outside the United States are ultimately subject to similar regulation by the relevant regulatory authority. In addition, our activities in Europe are affected by the European Medicines Agency.
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

•
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

•
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

We maintain thirty-eight offices in North America; thirty-four in the United States, three in Canada and one in Mexico.  We maintain thirty-five offices in Europe; six of our offices in the UK, four each in Germany and France, three in Spain, two each in Italy, Ireland, Sweden, the Netherlands and one in each of Belgium, the Czech Republic, Hungary, Israel, Latvia, Poland, Romania, Switzerland, Turkey and the Ukraine.  We have seventeen offices in Asia; three offices each in China, India and Japan, two in Singapore, one in each of Hong Kong, Philippines, Russia, South Korea, Taiwan and Thailand. We have one office in Australia and one in New Zealand. We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru.  We maintain one office in South Africa.

Organizational Structure

Details of the Company’s significant subsidiaries or entities under the Company's control are as follows:

Company	Country	Group ownership

ICON Clinical Research, S.A.	Argentina	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research Austria GmbH	Austria	100%

DOCS International Belgium N.V.	Belgium	100%

ICON Pesquisas Clínicas LTDA.	Brazil	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Mapi Life Sciences Canada Inc.	Canada	100%

Oxford Outcomes LTD.	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

ICON Clinical Research (Beijing) Co., Ltd	China	100%

Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

Company	Country	Group ownership
DOCS International Finland Oy	Finland	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research S.A.R.L.	France	100%

Mapi Développement SAS	France	100%

Mapi Research Trust	France	100%

Mapi SAS	France	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research GmbH	Germany	100%

ICON Clinical Research Hong Kong Limited	Hong Kong	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Japan K.K.	Japan	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research Korea Yuhan Hoesa (ICON Clinical Research Korea Ltd.)	Korea	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

DOCS Insourcing B.V.	Netherlands	100%

DOCS International B.V.	Netherlands	100%

ICON Contracting Solutions Holdings B.V.	Netherlands	100%

Mapi B.V.	Netherlands	100%

Mapi Life Sciences NL B.V.	Netherlands	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Perú S.A.	Peru	100%

Company	Country	Group ownership
ICON Clinical Research Services Philippines, Inc.	Philippines	100%

DOCS International Poland Sp. z o.o.	Poland	100%

ICON Clinical Research Sp. z o.o.	Poland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON Clinical International Unlimited Company	Republic of Ireland	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%

ICON Holdings Unlimited Company	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Investments Five Unlimited Company	Republic of Ireland	100%

ICON Investments Four Unlimited Company	Republic of Ireland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research (Rus) LLC	Russia	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research España, S.L.	Spain	100%

Mapi Life Sciences Spain, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

Mapi Sweden A.B.	Sweden	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research (Switzerland) GmbH	Switzerland	100%

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

DOCS Ukraine LLC	Ukraine	100%

ICON Clinical Research LLC	Ukraine	100%

Company	Country	Group ownership

DOCS International UK Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

ICON Development Solutions Limited	United Kingdom	100%

Mapi Life Sciences UK Limited	United Kingdom	100%

Addplan, Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

C4 MedSolutions, LLC	USA	100%

Clinical Research Management, Inc.	USA	100%

CHC Group, LLC	USA	100%

Complete Healthcare Communications, LLC	USA	100%

Complete Publication Solutions, LLC	USA	100%

DOCS Global, Inc.	USA	100%

Global Pharmaceutical Strategies Group, LLC	USA	100%

ICON Clinical Research LLC	USA	100%

ICON Early Phase Services, LLC	USA	100%

ICON Laboratory Services, Inc.	USA	100%

ICON US Holdings Inc.	USA	100%

Managed Care Strategic Solutions, L.L.C.	USA	100%

Mapi USA, Inc.	USA	100%

MMMM Consulting, LLC	USA	100%

MMMM Group, LLC	USA	100%

PMG Research of Bristol, LLC	USA	100%

PMG Research of Charleston, LLC	USA	100%

PMG Research of Charlotte, LLC	USA	100%

PMG Research of Christie Clinic, LLC	USA	100%

PMG Research of Hickory, LLC	USA	100%

Company	Country	Group ownership
PMG Research of Raleigh, LLC	USA	100%

PMG Research of Rocky Mount, LLC	USA	100%

PMG Research of Salisbury, LLC	USA	100%

PMG Research of Wilmington, LLC	USA	100%

PMG Research of Winston-Salem, LLC	USA	100%

PMG Research, Inc.	USA	100%

Pricespective, LLC	USA	100%

PubsHub LLC	USA	100%

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2017, we employed approximately 13,250 employees, in 98 locations in 38 countries. During the year ended December 31, 2017 we derived approximately 45.0%, 43.3% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

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

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

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

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At December 31, 2017 we had a backlog of approximately $4.9 billion, compared with approximately $4.2 billion at December 31, 2016.  We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

	Year Ended December 31,
	2017	2016	2017	2016
	Percentage of Net Revenue		Percentage Increase/(Decrease)
Net revenue	100%	100%	5.5%	5.8%
Costs and expenses:
Direct costs	58.4%	57.7%	6.9%	5.8%
Selling, general and administrative	18.4%	19.5%	(0.6)%	(0.3)%
Depreciation	2.5%	2.5%	3.1%	4.8%
Amortization	1.0%	1.1%	2.3%	(0.1)%
Income from operations (excluding restructuring and other items)	19.7%	19.2%	8.2%	13.6%
Restructuring and other items	0.5%	0.5%	(5.0)%	100%
Income from operations (including restructuring and other items )	19.2%	18.7%	8.5%	10.7%

Year ended December 31, 2017 compared to year ended December 31, 2016

Net revenue for the year increased by $91.9 million, or 5.5%, from $1,666.5 million for the year ended December 31, 2016 to $1,758.4 million for the year ended December 31, 2017.  Net revenue increased by 4.8% in constant currency.  The increase in net revenues can be explained by both continued organic growth and the additional net revenues from the acquisition of Mapi on July 27, 2017 and the full year impact of the acquisition of Clinical Research Management acquired on September 15, 2016.

Net revenues from our top five customers were $709.1 million in 2017 compared to $744.2 million in 2016, or 40% and 45% respectively.  The largest of these customers related to a strategic partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 26% of net revenue for the year ended December 31, 2016, compared to 18% of net revenue for the year ended December 31, 2017.  The addition of new customer accounts, particularly large and mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.

Net revenue in Ireland increased by $13.7 million in 2017, from $410.6 million for the year ended December 31, 2016 to $424.3 million for the year ended December 31, 2017.  Net revenue in Ireland during the year ended December 31, 2017 increased by 3.3% compared to an overall increase in Group revenue of 5.5%.  Net revenue in Ireland is principally a function of our global transfer pricing model. See Note 17 Business Segment and Geographical Information for further details.

Net revenue for Rest of Europe increased by $23.9 million or 7.6%, from $313.2 million for the year ended December 31, 2016 to $337.1 million for the year ended December 31, 2017, principally reflecting the acquisition of Mapi in July 2017. Net revenue in the U.S. increased by $27.7 million or 3.6%, from $763.8 million for the year ended December 31, 2016 to $791.5 million for the year ended December 31, 2017. Net revenues in the U.S. were positively impacted by both continued organic growth and by the acquisition of Mapi on July 27, 2017 and the full year impact of the acquisition of Clinical Research Management on September 15, 2016. Net revenue in our Rest of World (‘Other’) region increased by $26.6 million or 14.9%, from $178.9 million for the year ended December 31, 2016 to $205.5 million for the year ended December 31, 2017.  Net revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.

Direct costs for the year increased by $66.0 million, or 6.9%, from $961.3 million for the year ended December 31, 2016 to $1,027.3 million for the year ended December 31, 2017. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $56.6 million combined with an increase in other direct project related costs of $11.7 million. These were offset by decreases in laboratory costs of $0.7 million and travel related costs of $1.7 million.  As a percentage of net revenue, direct costs increased from 57.7% of revenue for the year ended December 31, 2016 to 58.4% of net revenue for the year ended December 31, 2017.

Selling, general and administrative expenses for the year decreased by $2.0 million, or 0.6%, from $325.7 million for the year ended December 31, 2016 to $323.7 million for the year ended December 31, 2017. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of net revenue, selling, general and administrative expenses decreased from 19.5% of net revenue for the year ended December 31, 2016 to 18.4% of net revenue for the year ended December 31, 2017. Personnel related costs increased by $0.7 million in the year, facilities related costs decreased by $0.5 million and general overhead costs net of foreign exchange costs decreased by $2.1 million. During the year ended December 31, 2017, a credit of $6.0 million was recorded being the reduction in the assessment of the fair value of contingent consideration liability relating to the acquisition of ClinicalRM (see Note 4 of the Financial Statements at Item 19). Once-off professional costs of $3.5 million related to a proposed transaction were also recorded.

Share based compensation expense recognized during the years ended December 31, 2017 and December 31, 2016 was $30.6 million and $40.3 million respectively.

Depreciation expense for the year increased by $1.3 million, or 3.1%, from $42.1 million for the year ended December 31, 2016 to $43.4 million for the year ended December 31, 2017. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth.  As a percentage of net revenue, the depreciation expense remained unchanged at 2.5% of net revenues for the year ended December 31, 2016 and the year ended December 31, 2017.  Amortization expense for the year increased by $0.4 million, or 2.3%, from $17.5 million for the year ended December 31, 2016 to $17.9 million for the year ended December 31, 2017. The amortization expense represents the amortization of intangible assets acquired on business combinations. The amortization expense for the year includes amortization of intangibles acquired in the Mapi acquisition on July 27, 2017 and the impact of a full year’s amortization for ClinicalRM acquired on September 15, 2016. These increases were offset by the cessation of amortization on other assets.  As a percentage of net revenue, the amortization expense decreased from 1.1% of net revenue for the year ended December 31, 2016 to 1.0% of net revenues for the year ended December 31, 2017.

During the year ended December 31, 2017 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $7.8 million during 2017. The restructuring plan includes the cost of resource rationalizations in certain areas of the business to improve utilization. During the year ended December 31, 2016 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $8.2 million during 2016. The restructuring plan includes the cost of resource rationalizations in certain areas of the business to improve utilization (resulting in a charge of $6.2 million), and office consolidation (resulting in the recognition of an onerous lease obligation of $2.0 million). See Note 14 to the Audited Consolidated Financial Statements.

As a result of the above, income from operations increased by $26.6 million, or 8.5%, from $311.7 million for the year ended December 31, 2016 to $338.3 million for the year ended December 31, 2017 ($26.2 million, or 8.2% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 18.7% (19.2% excluding restructuring charges) of net revenues for year ended December 31, 2016 to 19.2% (19.7% excluding restructuring charges) of net revenues for year ended December 31, 2017.

Income from operations in Ireland increased by 7.4% from $216.1 million ($218.3 million excluding the impact of restructuring and other charges) for the year ended December 31, 2016, to $232.0 million ($240.1 million excluding the impact of restructuring and other charges) for year ended December 31, 2017. Income from operations in Ireland and other geographic regions are impacted by the Company’s global transfer pricing model. Continued strategic investment in personnel and infrastructure together with on-going enhancement of operating processes and the successful leverage of support costs in 2017 has continued to result in a decrease of the proportion of the Group’s net revenue used to support other Group entities and a corresponding increase in income from operations in Ireland during 2017.

In the Rest of Europe region, income from operations decreased by $7.7 million, from $34.2 million for the year ended December 31, 2016 to $26.5 million for the year ended December 31, 2017.  Excluding restructuring charges recorded income from operations in the Rest of Europe decreased by $10.1 million, from $36.5 million for the year ended December 31, 2016 to $26.4 million for the year ended December 31, 2017. As a percentage of net revenues income from operations in the Rest of Europe region decreased from 10.9% (11.7% excluding restructuring charges) for the year ended December 31, 2016 to 7.9% (7.8% excluding restructuring charges) for the year ended December 31, 2017. Income from operations in Europe and in Ireland in the three month period and year ended December 31, 2016 reflected the impact of a one-off intergroup transaction. This transaction resulted in an increase in income from operations in Europe and a decrease in income from operations in Ireland in that period.

In the U.S. region, income from operations increased by $17.0 million or 41.2%, from $41.3 million for the year ended December 31, 2016 to $58.3 million for the year ended December 31, 2017. Excluding restructuring charges recorded income from operations in the U.S. increased by $13.6 million, from $44.6 million for the year ended December 31, 2016 to $58.2 million for the year ended December 31, 2017. As a percentage of net revenues income from operations in the U.S. region increased from 5.4% (5.8% excluding restructuring charges) for the year ended December 31, 2016 to 7.4% (7.3% excluding restructuring charges) for the year ended December 31, 2017, principally reflecting a credit of $6.0 million recorded on revaluation of the contingent consideration related to the acquisition of ClinicalRM, the income contribution since acquisition of ClincalRM, and the impact of refinements to the consideration earned by US subsidiaries under the Group’s global transfer pricing model.  These increases were offset in part by increased amortization charges.

In other regions, income from operations increased by $1.5 million, from $20.0 million for the year ended December 31, 2016 to $21.5 million for the year ended December 31, 2017. Excluding restructuring charges recorded income from operations in other regions increased by $1.1 million, from $20.4 million for the year ended December 31, 2016 to $21.5 million for the year ended December 31, 2017. As a percentage of net revenues, income from operations in the other regions decreased from 11.2% (11.4% excluding restructuring charges) for the year ended December 31, 2016 to 10.4% (10.4% excluding restructuring charges) for the year ended December 31, 2017.

Interest expense decreased from $13.0 million for the year ended December 31, 2016 to $12.6 million for the year ended December 31, 2017.  This decrease primarily reflects the drawdown of $53.0 million under the five year committed multi-currency Revolving Credit Facility in the year ended December 31, 2016. This facility bears interest at LIBOR plus a margin. No amounts were drawn down during the year ended December 31, 2017. Interest income for the year ended December 31, 2017 increased from $1.5 million for the year ended December 31, 2016 to $2.3 million for the year ended December 31, 2017.

Provision for income taxes for the period increased from $38.0 million ($39.0 million excluding the impact of restructuring charges) for the year ended December 31, 2016 to $46.6 million ($47.5 million excluding the impact of restructuring charges) for the year ended December 31, 2017.  The Company’s effective tax rate for the year ended December 31, 2017 was 14.2% (12.0% excluding the impact of restructuring charges and non-recurring items including US tax reform) compared with 12.7% (12.7% excluding the impact of restructuring charges) for the year ended December 31, 2016. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

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

Net revenue in Ireland decreased by $19.0 million in 2016, from $429.6 million for the year ended December 31, 2015 to $410.6 million for the year ended December 31, 2016. Net revenue in Ireland during the year ended December 31, 2016 decreased by 4.4% compared to an overall increase in Group revenue of 5.8%. Net revenue in Ireland is principally a function of our global transfer pricing model. See Note 17 Business Segment and Geographical Information for further details.

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

In the Rest of Europe region, income from operations decreased by $4.0 million, from $38.2 million for the year ended December 31, 2015 to $34.2 million for the year ended December 31, 2016. Excluding restructuring charges recorded, income from operations in the Rest of Europe decreased by $1.7 million, from $38.2 million for the year ended December 31, 2015 to $36.5 million for the year ended December 31, 2016. As a percentage of net revenues income from operations decreased from 11.5% for the year ended December 31, 2015 to 10.9% (11.7% excluding restructuring charges) for the year ended December 31, 2016.

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

Interest expense increased from $4.0 million for the year ended December 31, 2015 to $13.0 million for the year ended December 31, 2016. This increase primarily reflects the drawdown of the Senior Notes of $350 million issued in December 2015 resulting in a full year’s interest expense in 2016. The interest rate in respect of the Senior Notes is fixed at 3.64% over the five year term of the facility. The cash proceeds ($4.6 million), representing the realized gain on an interest rate hedge, were received on maturity in November 2015. The realized gain is being amortized to the income statement over the period of the Senior Notes. Interest income increased from $1.3 million for the year ended December 31, 2015 to $1.5 million for the year ended December 31, 2016.

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

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract duration in, some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2016	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2017
$ in thousands
Cash and cash equivalents	192,541	0	85,991	0	4,327	282,859
Private placement notes	(348,511)	-		(377)	-	(348,888)
	(155,970)	0	85,991	(377)	4,327	(66,029)

The Company’s cash and short term investment balances at December 31, 2017 amounted to $360.5 million compared with cash and short term investment balances of $260.6 million at December 31, 2016.  The Company’s cash and short term investment balances at December 31, 2017 comprised cash and cash equivalents $282.9 million and short-term investments $77.6 million. The Company’s cash and short term investment balances at December 31, 2016 comprised cash and cash equivalents $192.5 million and short-term investments $68.0 million.

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Development SAS ('Mapi'). Mapi is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $144.1 million.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. (“ClinicalRM”) which resulted in net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million).

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

On June 30, 2014 the Company entered into a five year committed multi-currency Revolving Credit Facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank (“Revolving Credit Facility”). Each bank subject to the agreement has committed $25.0 million to the facility, with equal terms and conditions in place with all institutions. In December 2015 the Revolving Credit Facility was amended to remove certain guarantees. The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin.  There were no amounts drawn down under the Revolving Credit Facility during the year ended December 31, 2017 ($53.0 million was drawn down during 2016 and fully repaid at December 31, 2016).

Net cash provided by operating activities was $383.1 million for the year ended December 31, 2017 compared with net cash provided by operating activities of $259.2 million for the year ended December 31, 2016. The positive cash flow impact of the increase in revenues and underlying profitability of the Company also reflects in part a decrease in revenue outstanding which comprises of accounts receivable and unbilled revenue, less payments on account.  The dollar value of these balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed.  Days’ revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days’ revenue outstanding at December 31, 2017 was 49 days compared to 50 days at December 31, 2016.

Net cash used in investing activities was $177.8 million for the year ended December 31, 2017 compared to net cash used in investing activities of $74.8 million for the year ended December 31, 2016. Net cash used in the year ended December 31, 2017 arose principally from cash paid for acquisitions of $144.1 million (excluding cash acquired with subsidiary undertaking of $19.6 million - see note 4 Business Combinations for further details), capital expenditures of $44.7 million and the purchase of short-term investments of $41.7 million offset by the sale of short-term investments of $33.1 million.

Capital expenditure for the year ended December 31, 2017 amounted to $44.7 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth. During the year ended December 31, 2017 the Company incurred a net cash outflow of $8.6 million in respect of the purchase and sale of short-term investments. This compares to receipt of a net $18.8 million during the year ended December 31, 2016.

Net cash outflow from financing activities amounted to $119.3 million compared with net cash outflow from financing activities of $93.7 million for the year ended December 31, 2016. Cash outflows in respect of financing activities includes consideration paid by the Company for share buybacks pursuant to the Company’s share repurchase program totalling $133.1 million in the year-ended December 31, 2017 (see Note 12 Share Capital for further information). During the year ended December 31, 2017, these outflows were offset by cash receipt of $13.9 million from the exercise of stock options. During the year ended December 31, 2016, cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $110.0 million. These outflows were offset by cash receipts of $10.2 million from the exercise of stock options and $6.4 million recognized in relation to the tax benefit from the exercise of these share options. In addition, there was $53.0 million drawn down and subsequently repaid under the five year committed multi-currency Revolving Credit Facility. In 2016, there was also $20.0 million drawn down and subsequently repaid by the Company under a one year uncommitted short term revolving credit facility (of $30.0 million). The facility bears interest at LIBOR plus a margin. No amounts were drawn under this facility at December 31, 2016.

As a result of these cash flows, cash and cash equivalents increased by $90.3 million for the year ended December 31, 2017 compared to an increased by $88.6 million for the year ended December 31, 2016.

Contractual obligations table

The following table represents our contractual obligations and commercial commitments as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	166.2	38.1	58.9	32.5	36.7
Senior Notes	350.0	—	350.0	—	—
Interest on Senior Notes	38.2	12.7	25.5	—	—
Current and Non-current tax liabilities	16.4	3.9	3.6	7.7	1.2
Total (U.S.$ in millions)	$570.8	$54.7	$438.0	$40.2	$37.9

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

Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year-ended December 31, 2017

Accounting Standards Update (‘ASU’) 2016-09 'Improvements to Employee Share-Based Payment Accounting' was issued in March 2016 which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company has applied the modified retrospective approach, as required by the amendment to the standard, in determining the cumulative increase in retained earnings at January 1, 2017. This resulted in the recognition of previously unrecognized excess tax benefits, as a credit to retained earnings, of $6.7 million. The Company has adopted the cash flow presentation prospectively.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective for public business entities in fiscal years beginning after December 15, 2016. The adoption of ASU 2015-11 did not impact on the financial statements.

In January 2017, the FASB issued ASU 2017-03 'Accounting changes and error corrections and Investments - Equity method and joint ventures: Amendments to SEC paragraphs pursuant to staff announcements at the September 22, 2016 and November 17, 2016 EITF meetings (SEC update) which incorporates into the FASB Accounting Standards Codification recent SEC guidance about disclosing, under SEC SAB Top 11.M, the effect on financial statements of adopting the revenue, leases, and credit losses standards. The Company has adopted the ASU in its December 31, 2017 financial statements. See the sections following.

In October 2016, the FASB issued ASU 2016-17, 'Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control', which requires a single decision maker or service provider, in evaluating whether it is the primary beneficiary, to consider on a proportionate basis indirect interests held through related parties under common control. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-17 did not have an impact on the financial statements.

Financial statement effects of tax reform

H.R.1 was enacted on December 22, 2017. The effective date of the law for most provisions is January 1, 2018 however the effects are required to be recognized in December 2017 financial statements. In response, the SEC staff issued SAB 118, which allows registrants to record provisional amounts during a 'measurement period'. See Note 13 Income Taxes for assessment of impact of H.R.1 on the December 31, 2017 financial statements.

Impact of new accounting pronouncements which will be adopted during fiscal year-ended December 31, 2018

ASC 606 'Revenue from Contracts with Customers'

In May 2014, the FASB issued ASU 2014-09, 'Revenue from Contracts with Customers' (“ASU 2014-09”), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Early adoption is permitted for annual periods beginning after December 16, 2016. Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, 'Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)' (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, 'Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing' (“ASU 2016-10”), which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, 'Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients' (“ASU 2016-12”), which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition.

The updated standard is effective for ICON in the first quarter of the year ending December 31, 2018.   ICON has elected to adopt the updated standard using the cumulative effect transition method. Under this transition method, ICON will apply the new standard as of the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts. ICON will record the cumulative effect of initially applying the new standard (to revenue and cost) as an adjustment to the opening balance of equity at the date of initial application. While we continue to assess all potential impacts of the new standard, we believe the most significant impact relates to our assessment of measurement of performance and percentage of completion in respect of our clinical trials service revenue.  ICON will apply the requirements of the new standard to those contracts not completed at the date of initial application. The adoption of the new standard is expected to result in a cumulative reduction in shareholder's equity at January 1, 2018 (date of initial application) of an amount in the range of $40 million to $80 million reflecting cumulative adjustments to life to date revenue and associated costs. The full impact of adoption of the new standard, including the indirect impact (taxation and cost deferral adjustments) will be finalized in the first quarter of 2018 and is therefore subject to change.

Under current GAAP, the revenue attributable to performance is determined based on both input and output methods of measurement based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. We have evaluated the application of the requirements of ASC 606 to ‘recognize revenue when or as the entity satisfies a performance obligation’ to its business. We have concluded that under the revised standard, clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including services provided by investigators and other parties) is considered a single performance obligation in respect of the clinical services revenue stream. Promises offered to the customer are not distinct within the context of the contract.

We have also concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through) adjusted to reflect historical experience to determine a realizable contract value. Revenue will be recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts will be measured on an input measure of progress toward completion based on total project costs (inclusive of third party costs) at each reporting period.

The revised standard includes additional disclosure requirements related to revenue. Our results for the first quarter of the year ended December 31, 2018, being the quarter ended March 31, 2018, will include expanded disclosure in respect of (i) disaggregated revenue disclosures from contracts with customers (ii) separate disclosure of contract assets and liabilities (iii) disclosure of retrospective revenue and (iv) disclosure of the remaining performance obligations by product/service (or backlog).

Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances.

In May 2017, the FASB issued ASU 2017-10 'Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services' which clarifies that the customer in a service concession arrangement is always the grantor.

This ASU is effective at the same time as ASU 2014-09, 'Revenue from Contracts with Customers' (Topic 606) (the new revenue standard).

•	If an entity had early adopted the new revenue standard before this ASU was issued (May 16, 2017), the entity may adopt this ASU on its effective date with certain specific transition provisions.

•	If an entity early adopts the new revenue standard after this ASU was issued, the entity must adopt this ASU at the same time as the new revenue standard with certain specific transition provisions.

•	An entity may elect to early adopt this ASU before the adoption of the new revenue standard with certain specific transition provisions.

The adoption of the ASU is not expected to have a significant impact on the financial statements.

In January 2017, the FASB issued ASU 2017-01 'Business combinations - Clarifying the definition of a business' to provide a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The ASU may be early adopted. The adoption of ASU 2017-01 is not expected to have a significant impact on the financial statements.

In March 2017, the FASB issued ASU 2017-07 'Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost' which requires companies to present the service cost component of net benefit cost in the same line items in which they report compensation cost. Companies will present all other components of net benefit cost outside operating income, if this subtotal is presented. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2017-07 is not expected to have a significant impact on the financial statements.

In January 2016, the FASB issued ASU 2016-01 'Financial Instruments - Overall (Subtopic 825-10)', which will significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.

In March 2016, the FASB issued ASU 2016-04 , 'Recognition of Breakage for Certain Prepaid Stored-Value Products', which allows entities to recognize breakage on prepaid stored-value products consistent with how breakage is recognized under the new revenue standard. The exception applies to prepaid stored-value products in physical or digital form, with stored monetary values that are redeemable for goods and services, including those that can be redeemed for cash (e.g., prepaid gift cards issued on a specific payment network and redeemable at network-accepting merchant locations, prepaid telecommunication cards, and traveler's checks). The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-04 is not expected to have a significant impact on the financial statements.

In August 2016, the FASB issued ASU 2016-15, 'Classification of Certain Cash Receipts and Cash Payments', which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 is not expected to have a significant impact on the financial statements. Any contingent consideration payment arrangements arising on business combinations effected in the future will be reviewed for cash flow statement classification in line with ASU 2016-15.

In October 2016, the FASB issued ASU 2016-16, 'Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory', which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-16 is not expected to have a significant impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, 'Statement of Cash Flows (Topic 230): Restricted Cash', which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.

Impact of other new accounting pronouncements which will be adopted in periods subsequent to fiscal 2018

In January 2017, the FASB issued ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The ASU is effective for public businesses, that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2017-04 is not expected to have a significant impact on the financial statements.

In February 2017, the FASB issued ASU 2017-05 'Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets'. In February 2017, the FASB issued ASU 2017-05, which clarifies the guidance in Subtopic 610-20 on accounting for derecognition of a nonfinancial asset. The ASU also defines in-substance nonfinancial assets and includes guidance on partial sales of non-financial assets. The adoption of ASU 2017-05 is not expected to have an impact on the financial statements.

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of the ASU is not expected to have a significant impact on the financial statements.

In May 2017, the FASB issued ASU 2017-09, ASU 2017-09 'Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting which clarifies what constitutes a modification of a share-based payment award'.

This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of the ASU is not expected to have a significant impact on the financial statements.

In August 2017, the FASB issue ASU 2017 - 12 'Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities' which changes the recognition and presentation requirements of hedge accounting, including:

•	Eliminating the requirement to separately measure and report hedge ineffectiveness; and

•	Presenting all items that affect earnings in the same income statement line item as the hedged item.

The ASU also provides new alternatives for:

•	Applying hedge accounting to additional hedging strategies;

•	Measuring the hedged item in fair value hedges of interest rate risk;

•	Reducing the cost and complexity of applying hedge accounting by easing the requirements for effectiveness testing, hedge documentation and application of the critical terms match method; and

•	Reducing the risk of material error correction if a company applies the shortcut method inappropriately.

This ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted any time after the issuance of the ASU, including in an interim period. If adopted at other than the beginning of a fiscal year, cumulative effect adjustments are reflected as of the beginning of the fiscal year. The adoption of the ASU is not expected to have a significant impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, 'Leases', requiring lessees to recognize a right-of-use asset and a lease liability on the Consolidated Balance Sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year-ended December 31, 2019. See 'Note 16 - Commitments and Contingencies' for details of operating leases held during year-ended December 31, 2017. A lease liability and right-of-use asset will be recorded on the Consolidated Balance Sheet at December 31, 2019 and comparative periods will be restated to reflect the lease liabilities and right-of-use assets.

In June 2016, the FASB issued ASU 2016-13, 'Measurement of Credit Losses on Financial Instruments', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a significant impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 28, 2018.

Name	Age	Position
Ciaran Murray (1)	55	Executive Chairman and Director
Dr. Steve Cutler (1) (5)	57	Chief Executive Officer and Director
Brendan Brennan (1)(5)	39	Chief Financial Officer
Declan McKeon (2)(3)(4)(5)	66	Lead Independent Director
Dr. John Climax	65	Director
Dr. Ronan Lambe	78	Director
Professor Dermot Kelleher (3)	62	Director
Professor William Hall (2)(3)(4)	68	Director
Mary Pendergast (2)	67	Director
Professor Hugh Brady	58	Director
Ronan Murphy (2)(3)(4)	60	Director
Eugene McCague	59	Director
Joan Garahy	55	Director
Diarmaid Cunningham	43	Chief Administrative Officer, General Counsel, Executive Vice President & Company Secretary

(1)	Executive Officer of the Company.

(2)	Member of Compensation and Organization Committee.

(3)	Member of Audit Committee.

(4)	Member of Nominating and Governance Committee.

(5)	Member of Execution Committee.

Ciaran Murray was appointed as the Executive Chairman of ICON plc in March 2017, having previously served as Chief Executive Officer from October 2011.  In February 2018, the Board approved the appointment of Mr. Murray as non-Executive Chairman of ICON plc with effect from May 12, 2018. Mr. Murray joined ICON as Chief Financial Officer in 2005 and served in that capacity until his appointment as Chief Executive Officer. Mr. Murray is an executive with 36 years of leadership experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals, including PwC Ireland, Kraft Foods, Novell Inc., Northern Foods and Codec Systems. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014, Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.
Dr. Steve Cutler was appointed Chief Executive Officer of ICON plc in March 2017, having previously been Chief Operating Officer from January 2014. Dr. Cutler served as Group President Clinical Research Services since November 2011 until his appointment as Chief Operating Officer.  Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer.  Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe, as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. Dr. Cutler holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Declan McKeon has served as an outside Director of the Company since April 2010 and served as acting Chairman from April 2016 until March 2017. He was appointed as Lead Independent Director in March 2017. Mr. McKeon was a partner in PwC Ireland from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PwC Ireland, membership of the PwC Europe audit and business advisory services executive and market sector leader for consumer and industrial products.  Mr. McKeon is a non-executive Director of Ryanair plc.  Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.
Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his broad financial experience in Cement Roadstone Holdings, a major Irish building materials organization.  Mr. Brennan qualified as a chartered accountant with PwC Ireland and obtained a bachelor’s degree in Accounting and Finance from Dublin City University.
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as an outside Director of the Company.  Dr. Climax has over 25 years of experience in the clinical research industry. Dr. Climax is the Executive Chairman of DS Biopharma Limited. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland and an honorary professorship at the National University of Singapore. He is currently Executive Chairman of DS Biopharma and CEO of Afimmune, both of which are private companies.

Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002. He has served as an outside Director of the Company since January 2008.  Dr. Lambe has over 30 years of experience in the clinical research industry. Dr. Lambe attended the National University of Ireland where he received his Bachelor of Science degree in chemistry in 1959, his masters in biochemistry in 1962 and his Ph.D. in pharmacology in 1976.
Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. Professor Kelleher is currently Dean of the Faculty of Medicine at the University of British Columbia in Vancouver. From 2012 to 2015 he was Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London and concurrently Dean of the Lee Kong Chian School of Medicine in Singapore from 2012 to 2014. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. Professor Kelleher’s research interests have focused on immunology of gastrointestinal infection, cancer and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field. He is a Fellow of the Academy of Medical Sciences. Alongside his notable academic appointments, Professor Kelleher has been President of the Federation of European Academies of Medicine, has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.
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

Mary Pendergast has served as an outside Director of the Company since February 2014. Ms. Pendergast is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organisations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation plc from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.  Ms. Pendergast is also a board member of Impax Laboratories, Inc.

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

Ronan Murphy has served as an outside Director of the Company since October 2016.  Mr. Murphy is the former Senior Partner of PwC Ireland, Ireland's largest professional services firm.  Mr. Murphy was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011.  Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. As an Assurance Partner, he served clients across a number of sectors.  In 1995, Mr. Murphy joined the firm’s leadership team and held a number of operational leadership roles, prior to being appointed as Partner in Charge of the Firm’s Assurance Practice in 2003, a position he held for four years prior to his appointment as Senior Partner.  Mr. Murphy is presently Chairman of Greencoat Renewables PLC and a non-executive director of Davy Stockbrokers and of Liberty Insurance's operations in Ireland.  Mr. Murphy currently serves as a Board Member of the UCD Michael Smurfit Business School, as a council member of the ESRI and as Chair of Business in the Community Ireland. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.

Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of FLY Leasing Limited, an aircraft leasing company listed on the New York Stock Exchange, and on the board of the Irish branch of AON Insurance. He also serves as chairman of the governing authority of University College Dublin. Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of Dublin Institute of Technology and chairman of the Dublin Institute of Technology Foundation. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.

Joan Garahy was appointed as an outside Director of the Company in November 2017. Ms. Garahy is the managing director of ClearView Investment & Pensions Limited, a financial advisory company. Ms. Garahy is also a non-executive director of both Kerry Group plc and Irish Residential Properties REIT plc. Ms. Garahy’s previous executive roles include founder and managing director of HBCL Investment & Pensions Ltd, director of investments at HC Financial Services Group, head of research at the Irish National Pension Reserve Fund, head of research at Hibernian Investment Managers and her equity analyst roles with Goodbody Stockbrokers and NCB Group. Ms. Garahy was also previously a non-executive director of Galway University Foundation and she is currently a member of the board of The Irish Chamber Orchestra. Ms. Garahy holds a Bachelor of Science degree from University College Galway and a Master of Science from University College Dublin.

Diarmaid Cunningham is Chief Administrative Officer, General Counsel, Executive Vice President and Company Secretary.  Mr. Cunningham joined the Company as General Counsel in November 2009 and was appointed Company Secretary in October 2011. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel. Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms, prior to joining the Company.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a lawyer with A&L Goodbody in 2001. In 2015, Mr. Cunningham completed the Stanford Executive Program at Stanford University in California.  Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups.

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

The Board comprises two executive and ten outside Directors at the date of this report.  The outside Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers all of its outside Directors to be of complementary skills, experience and knowledge and each outside Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (12 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2017 the Board held ten board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2017 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election
The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2018, it is anticipated that five Directors will retire in accordance with the Articles of Association and offer themselves for re-election.

Lead Independent Director
The Board of Directors adopted a Lead Independent Director Charter on February 14, 2017 which provides that in circumstances where the Chairman of the Board is not independent, the independent members of the Board of Directors shall appoint, from among their number, a Lead Independent Director. The Lead Independent Director shall generally assist in optimizing the effectiveness and independence of the Board of Directors by performing such duties as described in the charter, on behalf of the Board of Directors, including coordinating the meetings of the other non-employee and independent directors, and such other duties as determined from time to time by the Board of Directors and/or its independent members. On March 1, 2017, Mr. Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As a part of this transition, Mr. Declan McKeon stepped down as Acting Chairman of the Board of Directors and was appointed to the position of Lead Independent Director on March 1, 2017.

Board committees
The Board has delegated some of its responsibilities to Board Committees. There are four permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee and the Execution Committee. The Quality Committee was retired by the Board on April 25, 2017. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board committees. The Audit Committee, Compensation and Organization Committee and Nominating and Governance Committee each completed a self-evaluation of the performance of the committee during the year ended December 31, 2017 and each committee was satisfied with their performance.

Audit Committee
The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis.  The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises.  The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. The Audit Committee is currently comprised of four independent Directors: Declan McKeon (Chairman), Professor Dermot Kelleher, Professor William Hall, and Ronan Murphy.

Compensation and Organization Committee
The Compensation and Organization Committee is responsible for senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company. Annual bonuses for the executive Directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Company’s senior management. The Compensation and Organization Committee is currently comprised of the following independent Directors: Ronan Murphy (Chairman), Professor William Hall, Declan McKeon, and Mary Pendergast.

Nominating and Governance Committee
The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside Directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate. The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Nominating and Governance Committee currently comprises of the following independent Directors: Professor William Hall (Chairman), Declan McKeon and Ronan Murphy.

Execution Committee
The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board within the limits set out in the Charter of the Execution Committee. The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate. The Execution Committee is currently comprised of the following Directors and Officer: Steve Cutler (Chairman), Declan McKeon, and Brendan Brennan. On March 1, 2017 Steve Cutler joined the Execution Committee as Chairman. Ciaran Murray retired as a member of the Execution Committee on April 25, 2017.

Quality Committee
The purpose of the Quality Committee was to provide oversight of the quality strategy and initiatives in place within the Company. The Quality Committee was retired by the Board on April 25, 2017. Matters that were in the remit of the Quality Committee are dealt with by the Board or delegated to the other committees where appropriate. During 2017 up to its retirement in April, the Quality Committee was comprised of the following Directors: Professor Dermot Kelleher (Chairman), Dr. John Climax (Vice Chairman), Dr. Ronan Lambe, Professor William Hall, and Mary Pendergast.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2017 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance	Execution	Quality (4)

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray	10/10	—	—	—	—	—
Dr. Steve Cutler	10/10	—	—	—	—	—
Declan McKeon (1)	9/10	4/4	3/3	6/6	—	—
Dr. John Climax (1)	10/10	—	-	—	—	1/1
Dr. Ronan Lambe (1)	10/10	—	—	—	—	1/1
Prof. Dermot Kelleher (1)	10/10	4/4	—	—	—	1/1
Prof. William Hall (1)	10/10	3/4	3/3	6/6	—	1/1
Mary Pendergast (1)	10/10	—	3/3	—	—	1/1
Prof. Hugh Brady (1)	9/10	—	—	—	—	—
Ronan Murphy (1)	9/10	4/4	3/3	6/6	—	—
Eugene McCague (1) (2)	2/2	—	—	—	—	—
Joan Garahy (1) (3)	1/1	—	—	—	—	—

(1)	Independent Director as defined under NASDAQ Rule 5605(a)(2).

(2)	Mr. Eugene McCague was appointed as a Director on October 3, 2017.

(3)	Ms. Joan Garahy was appointed as a Director on November 16, 2017.

(4)	The Quality Committee was retired on April 25, 2017.

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

Outside Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. During 2017, each Outside Director (excluding the Board Chairman) was paid an annual retainer of $65,000 and additional fees for Board Committee service.

During 2017, Mr. Declan McKeon served as Acting Chairman of the Board until March 2017. The agreement with the Acting Chairman of the Board provided for payment of €300,000 (translated at average rate for the year: $336,870) annually. Mr. McKeon did not receive additional payment for Board Committee service during the period that he served as Acting Chairman. In March 2017, Mr. McKeon was appointed Lead Independent Director and receives an additional fee of $25,000 for this role.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/ biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 50% and 100% with actual pay outs ranging from 30% to 110% of salary based on group and individual performance.

A total bonus of $1.9 million was awarded to the following individuals; Mr. Ciaran Murray, Executive Chairman and former Chief Executive Officer ($0.3 million), Dr. Steve Cutler Chief Executive Officer and former Chief Operating Officer ($1.2 million) and Mr. Brendan Brennan Chief Financial Officer ($0.4 million) to reflect their contribution to the performance of the Company during 2017. These amounts were approved by the Compensation and Organization Committee and will be paid during the year-ended December 31, 2018.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

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

Executive Compensation
Summary compensation table - Year ended December 31, 2017

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray Executive Chairman and former Chief Executive Officer	2017	1,119	339	140	35	1,633	5,903	—	7,536

Dr. Steve Cutler Chief Executive Officer and former Chief Operating Officer	2017	1,045	1,210	110	235	2,600	4,453	37	7,090

Brendan Brennan, Chief Financial Officer	2017	525	393	66	26	1,010	1,503	—	2,513
Total	2017	2,689	1,942	316	296	5,243	11,859	37	17,139

Summary compensation table - Year ended December 31, 2016

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray, Chief Executive Officer	2016	1,307	623	163	39	2,132	8,596	—	10,728

Brendan Brennan, Chief Financial Officer	2016	516	191	65	26	798	1,639	—	2,437

Dr. Steve Cutler Chief Operating Officer	2016	790	318	165	54	1,327	4,503	—	5,830
Total	2016	2,613	1,132	393	119	4,257	14,738	—	18,995

Director Compensation
Summary compensation table - Year ended December 31, 2017

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray *	2017	1,119	140	374	1,633	5,903	—	7,536
Declan McKeon**	2017	—	—	—	—	137	169	306
John Climax	2017	—	—	—	—	137	69	206
Ronan Lambe	2017	—	—	—	—	137	69	206
Dermot Kelleher	2017	—	—	—	—	137	83	220
William Hall	2017	—	—	—	—	148	113	261
Mary Pendergast	2017	—	—	—	—	131	81	212
Hugh Brady	2017	—	—	—	—	131	65	196
Steve Cutler	2017	1,045	110	1,445	2,600	4,453	37	7,090
Ronan Murphy	2017	—	—	—	—	27	110	137
Eugene McCague ***	2017	—	—	—	—	—	16	16
Joan Garahy ****	2017	—	—	—	—	—	8	8
Total	2017	2,164	250	1,819	4,233	11,341	820	16,394

*	Appointed as Executive Chairman on March 1, 2017.

**	Appointed as Lead Independent Director on March 1, 2017. Acting Chairman until March 1, 2017.

***	Appointed to the Board on October 3, 2017.

****	Appointed to the Board on November 16, 2017.

Summary compensation table - Year ended December 31, 2016

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch*	2016	—	—	—	—	634	161	795
Declan McKeon**	2016	—	—	—	—	100	285	385
Ciaran Murray	2016	1,307	163	662	2,132	8,596	—	10,728
John Climax	2016	—	—	—	—	100	77	177
Ronan Lambe	2016	—	—	—	—	100	77	177
Dermot Kelleher	2016	—	—	—	—	100	97	197
William Hall	2016	—	—	—	—	108	122	230
Mary Pendergast	2016	—	—	—	—	91	89	180
Hugh Brady	2016	—	—	—	—	91	64	155
Steve Cutler	2016	790	165	372	1,327	4,503	—	5,830
Ronan Murphy***	2016	—	—	—	—	—	21	21
Total	2016	2,097	328	1,034	3,459	14,423	993	18,875

*	Retired as Chairman on March 31, 2016. Resigned from the Board on July 22, 2016.

**	Appointed as acting Chairman on April 1, 2016.

***	Appointed to the Board on October 18, 2016.

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Ciaran Murray
Mr. Ciaran Murray has served as Executive Chairman of the Board of Directors since March 2017 having served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as an Executive Director of the Company since October 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The Chief Executive Officer service agreement with Mr. Murray was terminable on 12 months’ notice by either party. Under the terms of Chief Executive Officer agreement Mr. Murray was entitled to receive an annual salary of $1,326,125 (€1,184,627) and a bonus to be agreed by the Compensation and Organization Committee. He was also entitled to receive a pension contribution, a car allowance of €25,000 and medical insurance coverage for himself and his dependents. Mr. Murray’s notice period in respect to his Chief Executive Officer service agreement was 1 year. It was agreed his notice period would expire on February 28, 2017. Mr. Murray has entered into a new agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Under this agreement from March 1, 2017 until October 17, 2017, Mr. Murray was entitled to receive a base salary equal to his former CEO base salary and from October 18, 2017, Mr. Murray is entitled to receive an annual salary of $338,970 (€300,000) and a bonus to be agreed by the Compensation and Organization Committee. He was previously granted and held at February 28, 2018 206,127 ordinary share options at exercise prices ranging from $32.37 to $90.03 per share, 25,061 Restricted Share Units which vest on various dates between March 2018 and March 2019 and 83,828 (up to a maximum of 167,656 based on certain performance conditions) Performance Share Units which vest between May 2018 and March 2019 subject to the fulfillment of certain performance conditions. His service agreement as Executive Chairman requires him to devote sufficient time to his duties for the Company, includes termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. In February 2018, the Board of ICON plc approved the appointment of Mr. Murray as non-Executive Chairman of the Board of Directors with effect from May 12, 2018. As Chief Financial Officer, Chief Executive and Executive Chairman, Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units. The vesting of the ordinary share options and Restricted Share Units which are unvested on Mr. Murray ceasing to be an ICON plc employee and his appointment as non-Executive Chairman (May 12, 2018) will accelerate and the outstanding Ordinary Share options and Restricted Share Units will vest on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 will be forfeit on Mr. Murray ceasing to be an ICON plc employee.

Dr. Steve Cutler
Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 365 days’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,100,000 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 28, 2018 202,147 ordinary share options at exercise prices ranging from $32.37 to $83.47 per share, 29,181 Restricted Share Units which vest on various dates between March 2018 and March 2020 and 63,157 (up to a maximum of 126,314 based on certain performance conditions) Performance Share Units which vest between May 2018 and March 2020 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

Mr. Declan McKeon
Mr. Declan McKeon has served as Lead Independent Director from March 2017 having served as Acting Chairman of the Board from April 2016 until March 2017. He has served as an outside Director of the Company since April 2010. The arrangements with Mr. McKeon provide for the payment to him of Directors fees of $135,000 per annum in respect of his position as Lead Independent Director. He was previously granted and held at February 28, 2018 33,650 ordinary share options at exercise prices ranging from $22.30 to $90.03.

Mr. Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance.  The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $528,664 (€467,886) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 28, 2018 64,133 ordinary share options at exercise prices ranging from $32.37 to $83.47 per share, 8,992 Restricted Share Units, which vest on various dates between March 2018 and March 2020, and 21,429 (up to a maximum of 42,858 based on certain performance conditions) Performance Share Units which vest between May 2018 and March 2020 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board. The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Director fees of $65,000 per annum. He was previously granted and held at February 28, 2018 44,750 ordinary share options at exercise prices ranging from $20.28 to $90.03 per share.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently an outside Director of the Company. The arrangements with Dr. Lambe provide for the payment to him of Director fees of $65,000 per annum. He was previously granted and held at February 28, 2018 44,750 ordinary share options at exercise prices ranging from $20.28 to $90.03 per share.

Professor Dermot Kelleher
Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of Director fees of $77,500 per annum. He was previously granted and held at February 28, 2018 42,250 ordinary share options at an exercise price ranging from $20.28 to $90.03.

Professor William Hall
Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $110,000 per annum. He was previously granted and held at February 28, 2018 37,250 ordinary share options at exercise prices ranging from $32.37 to $90.03.

Ms. Mary Pendergast
Ms. Mary Pendergast has served as an outside Director of the Company since February 2014. The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $77,500 per annum. She was previously granted and held at February 28, 2018 38,250 ordinary share options at exercise prices ranging from $40.83 to $90.03.

Professor Hugh Brady
Professor Hugh Brady has served as an outside Director of the Company since April 2014. The arrangements with Professor Brady provide for the payment to him of Directors fees of $65,000 per annum. He was previously granted and held at February 28, 2018 38,250 ordinary share options at exercise prices ranging from $40.83 to $90.03.

Mr. Ronan Murphy
Mr. Ronan Murphy has served as an outside Director of the Company since October 2016. The arrangements with Mr. Murphy provide for the payment to him of Directors fees of $110,000 per annum. He was previously granted and held at February 28, 2018 7,693 ordinary share options at an exercise price of $90.03.

Mr. Eugene McCague
Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The arrangements with Mr. McCague provide for the payment to him of Directors fees of $65,000 per annum.

Ms. Joan Garahy
Ms. Joan Garahy has served as an outside Director of the Company since November 2017. The arrangements with Ms. Garahy provide for the payment to her of Directors fees of $65,000 per annum.

Employees
At December 31, 2017, December 31, 2016 and December 31, 2015 we employed approximately 13,250, 12,500 and 11,900 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of February 28, 2018 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	4,063	0.01%
Dr. Steve Cutler	26,911	0.05%
Mr. Brendan Brennan	—	—
Dr. John Climax	762,211	1.41%
Dr. Ronan Lambe	600	—
Professor Dermot Kelleher	—	—
Mr. Declan McKeon	—	—
Professor William Hall	—	—
Ms. Mary Pendergast	—	—
Professor Hugh Brady	—	—
Mr. Ronan Murphy	—	—
Mr. Eugene McCague	—	—
Ms. Joan Garahy	—	—

(1)
As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security ( i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of February 28, 2018 regarding beneficial ownership of restricted share units (“RSUs”) and performance share units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs (1)	Vesting Date	No. of PSUs (1)	Vesting Date
Mr. Ciaran Murray	8,293	March 4, 2018	42,358	May 3, 2018
	8,472	May 3, 2018	41,470	March 4, 2019
	8,296	March 4, 2019
Dr. Steve Cutler	5,271	March 3, 2018	22,591	May 3, 2018
	4,423	March 4, 2018	22,117	March 4, 2019
	4,520	May 3, 2018	18,449	March 3, 2020
	5,271	March 3, 2019
	4,424	March 4, 2019
	5,272	March 3, 2020
Mr. Brendan Brennan	1,190	March 3, 2018	7,435	May 3, 2018
	1,965	March 4, 2018	9,827	March 4, 2019
	1,489	May 3, 2018	4,167	March 3, 2020
	1,190	March 3, 2019
	1,966	March 4, 2019
	1,192	March 3, 2020

(1)
Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the period 2014 – 2017, 2015 – 2018, 2016 - 2019 and 2017 - 2020. Depending on the actual amount of EPS from 2014 to 2020, up to an additional 168,414 PSUs may also be granted.

Share Options

The following table sets forth certain information as of February 28, 2018 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Ciaran Murray	77,873	$32.37	May 1, 2021
	12,540	$47.03	March 3, 2022
	26,916	$48.67	March 17, 2022
	35,157	$68.39	March 18, 2023
	45,948	$71.95	March 4, 2024
	7,693	$90.03	May 19, 2025

Dr. Steve Cutler	43,539	$32.37	May 1, 2021
	10,761	$47.03	March 3, 2022
	23,078	$48.67	March 17, 2022
	31,250	$68.39	March 18, 2023
	30,632	$71.95	March 4, 2024
	62,887	$83.47	March 3, 2025

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Declan McKeon	400	$22.30	April 27, 2020
	1,000	$32.37	May 1, 2021
	6,000	$40.83	May 23, 2022
	8,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Mr. Brendan Brennan	15,813	$32.37	May 1, 2021
	3,251	$47.03	March 3, 2022
	6,967	$48.67	March 17, 2022
	10,285	$68.39	March 18, 2023
	13,611	$71.95	March 4, 2024
	14,206	$83.47	March 3, 2025

Dr. John Climax	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Dr. Ronan Lambe	2,000	$20.28	March 3, 2019
	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Professor Dermot Kelleher	800	$20.28	March 3, 2019
	1,200	$22.30	April 27, 2020
	2,000	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Professor William Hall	3,000	$32.37	May 1, 2021
	6,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date

Professor Hugh Brady	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025

Mr. Ronan Murphy	7,693	$90.03	May 19, 2025

(1)	The title of securities covered by all of the above options are non-qualified.

In February 20018, the Board approved the appointment of Mr Murray as non-Executive Chairman of the Board of Directors with effect from May 12, 2018. Mr. Murray will cease to be an employee of the Company as of this date. Mr. Murray was granted and holds ordinary share options, Restricted Share units and Performance Share units as Chief Financial Officer, Chief Executive Officer and Executive Chairman. The vesting of the Ordinary Share Options and Restricted Share Units which are unvested on Mr. Murray ceasing to be an ICON plc employee, and on this appointment as non-Executive Chairman (May 12, 2018) will accelerate and the outstanding Ordinary Share Options and Restricted Share Units will vest on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 will be forfeit on Mr. Murray ceasing to be an ICON plc employee.

Equity Incentive Plans

On April 23, 2013 the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of ordinary shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan.  The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at December 31, 2018 is eight years.

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 28, 2018 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
WCM Investment Management (2)	4,376,491	8.1%
Wellington Management Company, LLP (2)	3,724,413	6.9%
All Directors, officers and other key employees as a group (3)	2,030,152	3.8%

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

(3)
Includes 795,453 ordinary shares issuable upon the exercise of stock options granted by the Company, 69,818 RSUs awarded by the Company to Directors, officers and other key employees and 369,656 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Related Party Transactions

Subsidiaries of the Company earned revenue of $743,000 (2016: $100,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year.  Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited.  $220,000 was recorded as due from DS Biopharma Limited at December 31, 2017.  The contract terms were agreed on an arm’s length basis.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. A charge of €231,750 was recorded during 2017 in respect of consultancy services provided by a company controlled by Mr. Lynch. $64,000 was recorded as due to Mr. Lynch under the terms of the agreement at December 31, 2017.

During the year ended December 31, 2017, personal expenses totalling $178,000 were settled by the Company on behalf of Mr. Ciaran Murray. Payment was received in advance from Mr. Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr. Murray effective November 1, 2017. Payment was received in full in January 2018.

Item 8.   Financial Information.

Financial Statements

See Item 18.

Significant Changes

There have been no significant changes to our business that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

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

Year Ending	High Sales Price During Period	Low Sales Price During Period
December 31, 2013	$44.23	$26.70
December 31, 2014	$59.81	$35.33
December 31, 2015	$84.14	$50.91
December 31, 2016	$85.74	$62.31
December 31, 2017	$124.48	$74.30
Quarter Ending	High Sales Price During Period	Low Sales Price During Period
March 31, 2016	$77.79	$64.08
June 30, 2016	$77.08	$62.31
Sept 30, 2016	$79.61	$69.05
Dec 31, 2016	$85.74	$73.76
March 31, 2017	$88.90	$74.30
June 30, 2017	$100.87	$76.46
Sept 30, 2017	$117.53	$96.03
Dec 31, 2017	$124.48	$110.54
Month Ending	High Sales Price During Period	Low Sales Price During Period
Jul 31, 2017	$109.32	$96.03
Aug 31, 2017	$114.27	$101.00
Sept 30, 2017	$117.53	$109.78
Oct 31, 2017	$123.53	$111.86
Nov 30, 2017	$124.48	$110.55
Dec 31, 2017	$117.39	$110.54

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

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of income tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) of up to 4% and the Universal Social Charge (“USC”) of up to 11% (up to 15% in total).

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

The tax-free threshold amounts that apply are:

•	€16,250 in the case of persons who are not related to one another;

•	€32,500 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•	€310,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Erina Fox telephone number: +353 1 2912000.

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

•
The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent directors and non-employee directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter

Item 11 . Quantitative and Qualitative Disclosures about Market Risk.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if certain exchange rate triggers occur.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2017	2016	2017	2016
Euro:USD	1.1229	1.1060	1.2005	1.0517
Pound Sterling:USD	1.2883	1.3684	1.3513	1.2340

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and short term investments - available for sale. Our treasury function actively manages our available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Company’s surplus cash balances. Financial instruments are classified either as cash and cash equivalents or short term investments -available for sale depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Our treasury function manages interest rate risk in respect of these balances by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In December 2015 we issued $350 million in the private placement market, the rate on these senior notes is fixed at 3.64% for the five year term. The interest rate is further reduced by an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815, “Derivatives and Hedging”. The realized gain related to this derivative is recorded within other comprehensive income and is amortized over the life of the Senior Notes. The effective rate on our 5 year Senior Notes is fixed at 3.37%. ICON did not have any short term borrowings in 2017 and were not exposed to changes in market interest rates as a result.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2017 (in thousands)	Interest Change 1% increase in market interest rate (in thousands)		Interest Change 1% decrease in market interest rate (in thousands)
Interest Income	$2,346	$5,441		$—
Interest Expense	$(12,627)	$(12,627	)*	$(12,627	)*
	$(10,281)	$(7,186)		$(12,627)
*No variable debt drawn down during year ended December 31, 2017.

Item 12 . Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2017. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management's Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 80 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 82 of this Form 20-F.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Mr. Declan McKeon acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. Mr. McKeon is the lead Independent Director and serves as one of our non-executive Directors.

Item 16B. Code of Ethical Conduct

Our Global Code of Ethical Conduct applies to all ICON employees.

There are no waivers from the provisions of the Code of Ethical Conduct that are required to be disclosed.

This Code of Ethical Conduct is available on our website at the following address:

http://investor.iconplc.com/governance.cfm

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2017 and December 31, 2016, were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2017 and December 31, 2016 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2017 (in thousands)		12 month period ended December 31, 2016 (in thousands)
Audit fees (1)	$1,556	42%	$1,437	56%
Audit related fees (2)	1,297	35%	153	6%
Tax fees (3)	850	23%	992	38%
Total	$3,703	100%	$2,582	100%

(1) Audit fees include annual audit fees for the Company and its subsidiaries.

(2) Audit related fees principally consisted of fees for financial due diligence services, fees for audit of the financial statements, of employee benefit plans and fees for pension review. The higher level of audit related fees in 2017 compared to 2016 relates specifically to additional financial due diligence services ($1.1 million) provided in connection with a proposed significant one-time potential acquisition transaction by the company in 2017.

(3) Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Publicly Announced Plan
		(in thousands, except per share data)
October 10/1/16– 10/31/16	474,118	$77.63	474,118	$36,804	$363,196
November 11/1/16 – 11/30/16	756,001	$76.77	756,001	$58,039	$305,157
December 12/1/16 – 12/31/16	199,068	$76.13	199,068	$15,157	$290,000
January 1/1 /17– 1/31/17	152,601	$77.96	152,601	$11,897	$278,103
February 2/1/17 – 2/28/17	—	—	—	—	$278,103
March 3/1/17 – 3/31/17	1,121,907	$79.08	1,121,907	$88,726	$189,377
April 4/1/17 – 4/30/17	93,628	$79.92	93,628	$7,483	$181,894
May 5/1/17 – 5/31/17	—	—	—	—	$181,894
June 6/1/17 – 6/30/17	—	—	—	—	$181,894
July 7/1/17 – 7/31/17	—	—	—	—	$181,894
August 8/1/17 – 8/31/17	—	—	—	—	$181,894
September 9/1/17 – 9/30/17	—	—	—	—	$181,894
October 10/1/17 – 10/31/17	—	—	—	—	$181,894
November 11/1/17 – 11/30/17	2,376	$114.49	2,376	$272	$181,622
December 12/1/17 – 12/31/17	218,715	$113.06	218,715	$24,728	$156,894
	3,018,414	$80.54	3,018,414	$243,106	$156,894

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. During the year ended December 31, 2017, the Company redeemed a total of 1,589,227 ordinary shares under this program for total consideration of $133.1 million. At December 31, 2017 a total of 3,018,414 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $243.1 million.

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

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements.

See item 18.

Item 18. Financial Statements.

Reference is made to pages 80 to 133 of this Form 20-F.

Item 19. Financial Statements and Exhibits.

Consolidated Financial Statements of ICON plc and subsidiaries

Exhibits

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2017 and December 31, 2016

Consolidated Statements of Operations for the years ended December 31, 2017, December 31, 2016 and December 31, 2015

Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, December 31, 2016 and December 31, 2015

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2017, December 31, 2016 and December 31, 2015

Consolidated Statements of Cash Flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2017 the Company's internal control over financial reporting was effective. In addition, there have been no changes in the Company's internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2017, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included on page 81 and 82 of Form - 20F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors

ICON plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries ("the Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) KPMG

We have served as the Company’s auditor since 1990.

Dublin, Ireland

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
ICON plc:

Opinion on Internal Control Over Financial Reporting

We have audited ICON plc and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, (collectively, the “consolidated financial statements”), and our report dated February 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

(signed) KPMG

Dublin, Ireland
February 28, 2018

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	282,859	192,541
Short term investments - available for sale (Note 3)	77,589	68,046
Accounts receivable, net	379,501	416,229
Unbilled revenue	268,509	192,687
Other receivables	33,798	32,044
Prepayments and other current assets	34,377	35,170
Income taxes receivable (Note 13)	24,385	21,241
Total current assets	1,101,018	957,958
Other Assets:
Property, plant and equipment, net (Note 6)	163,051	148,967
Goodwill (Note 4)	769,058	616,088
Other non-current assets	15,393	13,831
Non-current income taxes receivable (Note 13)	18,396	12,698
Non-current deferred tax asset (Note 13)	8,074	19,691
Intangible assets (Note 5)	71,628	56,610
Total Assets	2,146,618	1,825,843
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	18,590	8,696
Payments on account	298,992	272,757
Other liabilities (Note 7)	233,503	190,727
Income taxes payable (Note 13)	14,973	22,226
Total current liabilities	566,058	494,406
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 20)	348,888	348,511
Non-current other liabilities (Note 8)	17,111	23,752
Non-current government grants (Note 11)	966	887
Non-current income taxes payable (Note 13)	14,879	8,482
Non-current deferred tax liability (Note 13)	7,716	4,631
Commitments and contingencies (Note 16)	—	—
Total Liabilities	955,618	880,669
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
54,081,601 shares issued and outstanding at December 31, 2017 and 54,530,843 shares issued and outstanding at December 31, 2016.	4,664	4,692
Additional paid-in capital	481,337	438,126
Other undenominated capital (Note 12 (a))	912	809
Accumulated other comprehensive income (Note 19)	(38,713)	(86,300)
Retained earnings	742,800	587,847
Total Shareholders' Equity	1,191,000	945,174
Total Liabilities and Shareholders' Equity	2,146,618	1,825,843

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,402,321	$2,364,956	$2,161,618
Reimbursable expenses	(643,882)	(698,469)	(586,640)
Net revenue	1,758,439	1,666,487	1,574,978
Costs and expenses:
Direct costs	1,027,310	961,333	908,979
Selling, general and administrative	323,741	325,726	326,786
Depreciation and amortization	61,297	59,575	57,677
Restructuring and other items, net (Note 14)	7,753	8,159	—
Total costs and expenses	1,420,101	1,354,793	1,293,442

Income from operations	338,338	311,694	281,536
Interest income	2,346	1,484	1,306
Interest expense	(12,627)	(13,006)	(3,992)

Income before provision for income taxes	328,057	300,172	278,850
Provision for income taxes (Note 13)	(46,569)	(37,993)	(39,311)
Net income	$281,488	$262,179	$239,539

Net income per ordinary share:
Basic	$5.20	$4.75	$4.08
Diluted	$5.13	$4.65	$3.97

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (u))	54,129,439	55,248,900	58,746,935

Diluted (Note 2 (u))	54,849,046	56,407,136	60,290,033
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Net income	$281,488	$262,179	$239,539
Other comprehensive income, net of tax
Currency translation adjustment	33,966	(12,839)	(35,105)
Currency impact of long-term funding	13,730	(8,428)	3,768
Unrealized capital (loss)/gain– investments	(272)	11	(54)
Actuarial gain/(loss) on defined benefit pension plan	50	(2,485)	2,693
Realized gain on interest rate hedge	—	—	4,658
Amortization of interest rate hedge	(923)	(923)	(41)
Fair value of cash flow hedge	1,036	—	—
Total comprehensive income	$329,075	$237,515	$215,458
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2014	60,106,780	$5,059	$327,212	$305	$(37,555)	$655,185	$950,206
Comprehensive Income:
Net income	—	—	—	—	—	239,539	239,539
Currency translation adjustment	—	—	—	—	(35,105)	—	(35,105)
Currency impact of long-term funding	—	—	—	—	3,768	—	3,768
Unrealized capital loss - investments	—	—	—	—	(54)	—	(54)
Actuarial gain on defined benefit pension plan	—	—	—	—	2,693	—	2,693
Net gain on interest rate hedge	—	—	—	—	4,617	—	4,617
Total comprehensive income	—	—	—	—	—	—	215,458
Exercise of share options	773,753	52	20,929	—	—	—	20,981
Issue of restricted share units/ performance share units	276,860	18	—	—	—	—	18
Share based compensation expense	—	—	33,317	—	—	—	33,317
Share issue costs	—	—	(8)	—	—	—	(8)
Repurchase of ordinary shares	(6,198,481)	(410)	—	410	—	(457,892)	(457,892)
Share repurchase costs	—	—	—	—	—	(889)	(889)
Excess income tax benefit on exercise of equity compensation	—	—	1,905	—	—	—	1,905
Balance at December 31, 2015	54,958,912	$4,719	$383,355	$715	$(61,636)	$435,943	$763,096
Comprehensive Income:
Net income	—	—	—	—	—	262,179	262,179
Currency translation adjustment	—	—	—	—	(12,839)	—	(12,839)
Currency impact of long-term funding	—	—	—	—	(8,428)	—	(8,428)
Unrealized capital gain - investments	—	—	—	—	11	—	11
Actuarial loss on defined benefit pension plan	—	—	—	—	(2,485)	—	(2,485)
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)
Total comprehensive income	—	—	—	—	—	—	237,515
Exercise of share options	393,240	26	10,113	—	—	—	10,139
Issue of restricted share units / performance share units	607,878	41	—	—	—	—	41
Share based compensation expense	—	—	40,343	—	—	—	40,343
Share issue costs	—	—	(17)	—	—	—	(17)
Repurchase of ordinary shares	(1,429,187)	(94)	—	94	—	(110,000)	(110,000)
Share repurchase costs	—	—	—	—	—	(275)	(275)
Excess income tax benefit on exercise of equity compensation (net of deferred tax)	—	—	4,332	—	—	—	4,332
Balance at December 31, 2016	54,530,843	$4,692	$438,126	$809	$(86,300)	$587,847	$945,174

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2016	54,530,843	$4,692	$438,126	$809	$(86,300)	$587,847	$945,174
Comprehensive Income:
Net income	—	—	—	—	—	281,488	281,488
Currency translation adjustment	—	—	—	—	33,966	—	33,966
Currency impact of long-term funding	—	—	—	—	13,730	—	13,730
Unrealized capital loss - investments	—	—	—	—	(272)	—	(272)
Actuarial gain on defined benefit pension plan	—	—	—	—	50	—	50
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)
Fair value of cash flow hedge	—	—	—	—	1,036	—	1,036
Total comprehensive income	—	—	—	—	—	—	329,075
Exercise of share options	458,243	31	13,875	—	—	—	13,906
Issue of restricted share units / performance share units	681,742	44	—	—	—	—	44
Share based compensation expense	—	—	29,351	—	—	—	29,351
Share issue costs	—	—	(15)	—	—	—	(15)
Repurchase of ordinary shares	(1,589,227)	(103)	—	103	—	(133,106)	(133,106)
Share repurchase costs	—	—	—	—	—	(106)	(106)
Cumulative effect adjustment from adoption of ASU 2016-09	—	—	—	—	—	6,677	6,677
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Cash flows from operating activities:
Net income	$281,488	$262,179	$239,539
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	228	151	55
Depreciation expense	43,436	42,125	40,210
Amortization of intangibles	17,861	17,450	17,467
Amortization of government grants	(44)	(44)	53
Interest on short term investments	(1,088)	(823)	(571)
Realized (gain)/loss on sale of short term investments	(112)	(50)	113
Amortization of gain on interest rate hedge	(923)	(923)	(41)
Amortization of financing costs	556	566	—
Stock compensation expense	30,573	40,343	33,317
Deferred taxes	10,729	1,545	3,157
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable	57,747	2,526	(18,671)
Increase in unbilled revenue	(62,491)	(16,753)	(29,281)
Decrease/(increase) in other receivables	1,771	(1,829)	(14,519)
Decrease/(increase) in prepayments and other current assets	4,359	1,872	(8,631)
Increase in other non-current assets	(1,524)	(2,157)	(55)
(Decrease)/increase in payments on account	(7,174)	(45,754)	34,644
Increase/(decrease) in other current liabilities	6,679	(44,713)	(26,266)
(Decrease)/increase in other non-current liabilities	(3,710)	3,008	6,378
Decrease in income taxes payable	(2,293)	(690)	(949)
Increase in accounts payable	7,014	1,175	3,124
Net cash provided by operating activities	383,082	259,204	279,073
Cash flows from investing activities:
Purchase of property, plant and equipment	(44,717)	(42,601)	(49,730)
Purchase of subsidiary undertakings	(144,131)	(54,209)	(166,292)
Cash acquired with subsidiary undertaking	19,649	3,168	194
Sale of short term investments	33,086	40,858	25,708
Purchase of short term investments	(41,701)	(22,030)	(14,194)
Net cash used in investing activities	(177,814)	(74,814)	(204,314)
Cash flows from financing activities:
Drawdown of credit lines and facilities	—	73,000	851,500
Repayment of credit lines and facilities	—	(73,000)	(501,500)
Proceeds from the exercise of equity compensation	13,950	10,180	20,999
Share issue costs	(15)	(17)	(8)
Excess tax benefit on exercise of equity compensation	—	6,402	1,905
Repurchase of ordinary shares	(133,106)	(110,000)	(457,892)
Share repurchase costs	(106)	(275)	(889)
Repayment of government grant	—	—	(159)
Proceeds from interest rate hedge	—	—	4,658
Net cash used in financing activities	(119,277)	(93,710)	(81,386)
Effect of exchange rate movements on cash	4,327	(2,050)	(8,362)
Net increase/(decrease) in cash and cash equivalents	90,318	88,630	(14,989)
Cash and cash equivalents at beginning of year	192,541	103,911	118,900
Cash and cash equivalents at end of year	$282,859	$192,541	$103,911

The accompanying notes are an integral part of these consolidated financial statement

ICON plc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

ICON plc and its subsidiaries ("the Company" or "ICON") is a clinical research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. At December 31, 2017 we had approximately 13,250 employees, in 98 locations in 38 countries. During the year ended December 31, 2017, we derived approximately 45.0%, 43.3% and 11.7% of our net revenue in the United States, Europe and Rest of World, respectively.

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

(b)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principal management estimates and judgments used in preparing the financial statements relate to revenue recognition and taxation.

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

The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the Consolidated Balance Sheet as unbilled revenue or payments on account. Normally, amounts become billable upon the achievement of certain milestones, for example, target patient enrollment rates, clinical testing sites initiated or case report forms completed. Once the milestone target is reached, amounts become billable in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognized, are recognized as payments on account within current liabilities.

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

(f)   Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion costs were $6,744,333, $7,167,050 and $4,513,750 for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 respectively.

(g)   Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the Balance Sheet date. Adjustments resulting from these translations are charged or credited to income. Amounts charged or credited to the Consolidated Statement of Operations for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 were as follows:

	Year ended December 31, (in thousands)
	2017	2016	2015
Amounts charged/(credited)	$7,760	$2,094	$(3,608)

The financial statements of subsidiaries with other functional currencies are translated at period end rates for the Consolidated Balance Sheet and average rates for the Consolidated Statement of Operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income. Foreign currency transaction gains and losses are reporting in other comprehensive income rather than through income where the foreign currency transaction is 'long-term investment' in nature i.e. settlement is not planned or anticipated in the foreseeable future.

(h)   Disclosure about fair value of financial instruments

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

Financial instruments are measured in the Consolidated Balance Sheet fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

The Company classifies its short term investments as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in Consolidated Statement of Operations. Losses other than temporary, which reduce the carrying amount below cost are recognized in Consolidated Statement of Operations.

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

(j)   Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The first step is to compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

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

(n) Accounts receivable, net

Accounts receivable are recorded at fair value less an allowance for doubtful accounts. The allowance is an estimate based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. Account balances are written-off against the allowance when the Group determines that it is probable that the receivable will not be recovered.

(o)   Inventory

Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. The cost of inventories comprises the purchase price and attributable costs, less trade discounts. At December 31, 2017 the carrying value of inventory, included within prepayments and other current assets on the Consolidated Balance Sheet, was $2.2 million (2016: $2.4 million).

(p)   Property, plant and equipment

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

(q)   Leased assets

Costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight line basis over the lease term.

Assets acquired under capital finance leases are included in the Consolidated Balance Sheet at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the Consolidated Balance Sheet and the interest element of the capital lease rental is charged to interest expense.

(r)   Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company intends to account for the impact of GILTI (“global intangible low-taxed income”) as a period item in the period it arises and has therefore not provided for deferred taxes in respect of this item.

(s)   Government grants

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

(t)   Research and development credits

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

(u)   Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

The Company operates, through two subsidiaries, a defined benefit plan for certain of its United Kingdom and Swiss employees. The Company accounts for the costs of these plans using actuarial models required by FASB ASC 715-30 and these plans are presented in accordance with the requirements of FASB ASC 715-60 Defined Benefit Plans – Other Post retirement.

(v)   Net income per ordinary share

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2017	2016	2015
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,129,439	55,248,900	58,746,935
Effect of dilutive share options outstanding	719,607	1,158,236	1,543,098
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,849,046	56,407,136	60,290,033

(w)   Share-based compensation

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

Liability classified awards are measured at the fair value of the award on the grant date and remeasured at each reporting period at fair value until the award is settled.

(x)   Impairment of long-lived assets

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

(y)   Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposure to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2016 or December 31, 2015.

We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. During the year-ended December 31, 2017, we entered into forward currency contracts in respect of identified exposure arising from euro payments. The fair value of the derivative asset at December 31, 2017 was $1.2 million (included in other receivables). The forward currency contracts expire within 12 months of year-end.

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

(z)   Financing costs and gain on interest rate hedge

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

On October 5, 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured on November 17, 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with Financial Accounting Standards Board ("FASB") ASC 815, "Derivatives and Hedging". The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge, were received on maturity in November 2015 and are recorded within Other Comprehensive Income. The realized gain will be amortized to the Consolidated Statement of Operations, net against interest payable, over the period of the Senior Notes.

Deferred financing costs (including issue costs relating to the Senior Notes) are reported at cost less accumulated amortization and the related amortization expense is included in interest expense, in our Consolidated Statement of Operations.

(aa)   Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Short term investments - available for sale

	December 31, 2017	December 31, 2016
	(in thousands)
At start of year	$68,046	$85,990
Purchases	41,701	22,030
Sales and maturities	(33,086)	(40,858)
Interest on short term investments	1,088	823
Realized gain on sale of short term investments	112	50
Unrealized capital (loss)/gain – investments	(272)	11
At end of year	$77,589	$68,046

The Company classifies its short term investments as available for sale. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed and floating rate securities. Short term investments at December 31, 2017 have an average maturity of 1.58 years compared to 1.37 years at December 31, 2016. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of investments are represented by accrued interest and unrealized gains/losses. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

The following table represents our available for sale short term investments by major security type as of December 31, 2017:

				Maturity by period
	Cost Total	Unrealized gains / (losses)	Fair Value Total	Less than 1 year	1 to 5 years
	(U.S.$ in millions)
US government debt securities	13.95	(0.11)	13.84	1.99	11.85
Corporate securities	62.61	(0.19)	62.42	23.06	39.36
Term deposits	1.33	—	1.33	1.33	—
Total (U.S.$ in millions)	$77.89	$(0.30)	$77.59	$26.38	$51.21

The contractual maturity of certain of the portfolio is greater than 12 months, however classification as short-term investments reflects the Company practice and intention in respect of these investments. The company recognizes the unrealized losses in fair value in equity as these unrealized losses on short term investments have been considered as temporary.

4. Goodwill

	December 31, 2017	December 31, 2016
	(in thousands)
Opening goodwill	$616,088	$588,434
Current year acquisitions (note 4 (a))	129,222	34,576
Prior period acquisition (note 4 (b))	1,393	7,689
Foreign exchange movement	22,355	(14,611)
Closing goodwill	$769,058	$616,088

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

The Company acquired Mapi Developments SAS ('Mapi') during the year-ended December 31, 2017 resulting in the recognition of goodwill of $129.2 million (note 4 (a)).

The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment. The results of the Company's goodwill impairment testing (assessed at September 30, 2017) during the year ended December 31, 2017 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

(a) Acquisitions - Mapi Group

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Group. Mapi Group is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $144.1 million.

The acquisition of Mapi has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The table following summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

July 27,
2017
(in thousands)
Cash	$19,649
Property, plant and equipment	3,410
Goodwill*	129,222
Intangible assets**	32,305
Accounts receivable	15,467
Unbilled revenue	8,484
Prepayments and other current assets	3,160
Other receivables	1,430
Income taxes receivable	4,262
Accounts payable	(3,166)
Payments on account	(31,341)
Other liabilities	(26,586)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(11,104)
Net assets acquired	$144,131

Cash outflows	$144,131
Total consideration	$144,131

*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices. Goodwill related to the business acquired is not tax deductible.
**The Company has made an initial estimate of separate intangible assets acquired of $32.3 million, being customer relationships and order book assets. This assessment is under review and will be finalized within 12 months of the date of acquisition.

The proforma effect of the Mapi acquisition if completed on January 1, 2016 would have resulted in net revenue, net income and earnings per share for the fiscal years ending December 31, 2017 and December 31, 2016 as follows:

	Year Ended
	December 31,
	2017	2016
	(in thousands)
Net revenue	$1,811,018	$1,750,643
Net income	$284,903	$263,101
Basic earnings per share	$5.26	$4.76
Diluted earnings per share	$5.19	$4.66

(b) Acquisition of ClinicalRM

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. ("ClinicalRM") which resulted in net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million). ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development, testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million is payable if certain performance milestones are achieved in respect of periods up to December 31, 2017. The fair value of the contingent consideration on acquisition and at March 31, 2017, was estimated at $6.0 million. The evaluation of the performance and forecast performance of ClinicalRM against performance milestones was updated as required at June 30, 2017. Arising from that evaluation, the fair value of the contingent consideration liability was determined as $Nil, resulting in a net credit of $6.0 million being recorded within selling, general & administrative expenses in the Consolidated Statement of operations. The fair value of the contingent consideration at December 31, 2017 is $Nil.

The acquisition of ClinicalRM has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed:

September 15,
2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	35,969
Customer lists	4,012
Order backlog	1,668
Brand	1,409
Accounts receivable	11,431
Unbilled revenue	3,868
Prepayments and other current assets	1,673
Accounts payable	(165)
Other liabilities	(5,569)
Non-current other liabilities	(7)

Net assets acquired	$58,396

Cash outflows (including other liabilities assumed of $9.2 million)	$52,396
Assessment of valuation of contingent consideration at acquisition	6,000
Net purchase consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible. In finalizing the goodwill on acquisition of CRM in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase to unbilled revenue ($1.1 million) and other liabilities ($1.1 million) and in a decrease to accounts receivable ($0.3 million) and accounts payable ($0.5 million). Customer list, order backlog and brand intangible asset values were also finalized.

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

(c) Acquisition of PMG

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC. acquired PMG for cash consideration of $65.4 million, including certain payments on behalf of PMG totaling $10.1 million. PMG is an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. It has a proprietary database of clinical trial participants. It also has access to in excess of 2 million active patients via electronic medical records through its partnerships with health care institutions and community physical practices.

The acquisition of PMG has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed;

December 4, 2015
(in thousands)
Cash	$194
Property, plant and equipment	712
Goodwill*	48,728
Customer lists	6,938
Order backlog	2,948
Accounts receivable	11,597
Prepayments and other current assets	1,329
Accounts payable	(530)
Other liabilities	(3,456)
Non-current deferred tax liability	(3,106)
Net assets acquired	$65,354

Cash consideration	$53,681
Other liabilities assumed	10,060
Working capital adjustment	1,613
Total cash outflows	$65,354

*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development. In finalizing the goodwill on acquisition of PMG in the twelve month period from acquisition, fair value adjustments of $7.7 million were made to deferred tax liabilities ($3.1 million), accounts receivable acquired ($1.4 million), other liabilities ($1.2 million) and the value of the customer list and order backlog assets acquired ($0.4 million).  Additional consideration of $1.6 million was provided on completion of the contractual working capital process.

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

(d) Acquisition of MediMedia Pharma Solutions

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions for cash consideration of $104.7 million (net of working capital adjustments of $4.0 million). In addition to the cash consideration, certain payments were made on behalf of MediMedia Pharma Solutions on completion totaling $11.3 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement provides for certain working capital targets to be achieved by MediMedia Pharma Solutions.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the fair values of the assets acquired and liabilities assumed on acquisition:

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

The proforma effect of the MediMedia Pharma Solutions acquisition if completed on January 1, 2014 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2015 and December 31, 2014 as follows:

	Year Ended December 31,
	2015	2014
	(in thousands)
Net revenue	$1,581,816	$1,556,936
Net income	$239,361	$179,289
Basic earnings per share	$4.07	$2.92
Diluted earnings per share	$3.97	$2.84

5. Intangible Assets

	December 31, 2017	December 31, 2016
Cost	(in thousands)
Customer relationships acquired	$91,230	$92,110
Technology asset acquired	11,169	11,169
Order backlog	18,208	18,574
Trade names/ brands acquired	2,766	3,075
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
Mapi intangible asset	32,305	—
Foreign exchange movement	(2,389)	(6,578)
Total cost	155,103	120,164
Accumulated amortization	(84,898)	(67,037)
Foreign exchange movement	1,423	3,483
Net book value	$71,628	$56,610

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Group. Mapi is a leading patient-centered health outcomes research and commercialization company. The acquisition of Mapi strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services. The value of intangible assets provisionally identified is $32.3 million. These intangible assets are being amortized over approximately 6 years, the estimated period of benefit. In total, $3.3 million has been amortized in the period since the date of acquisition.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc., acquired ClinicalRM, a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. The value of certain customer relationship, order backlog and brand assets identified of $4.0 million, $1.7 million and $1.4 million respectively are being amortized over approximately 7 years, 2 years and 5 years respectively, the estimated period of benefit. In total, $2.3 million has been amortized in the period since the date of acquisition.

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC, acquired PMG, an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. The value of certain customer relationship and order backlog assets identified of $6.9 million and $3.0 million respectively are being amortized over approximately 7 years and 2 years respectively, the estimated period of benefit. In total, $5.0 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2017.

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $11.7 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2017.

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit. In total, $19.1 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2017.

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

On February 28, 2012, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 years and 3 years, the estimated period of benefit. In total, $6.8 million has been amortized in the period since the date of acquisition.

On February 15, 2012, a subsidiary of the Company, ICON Clinical Research Limited, acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 years and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit. In total, $1.5 million has been amortized in the period since the date of acquisition.

On July 14, 2011, a subsidiary of the Company, ICON Clinical Research Limited, acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest trade name and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 years and 1.2 years, the estimated period of benefit. In total, $14.5 million has been amortized in the period since the date of acquisition.

On January 14, 2011, a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively were amortized over approximately 6.5 years and 2 years, the estimated period of benefit. The intangible assets identified have been fully amortized at December 31, 2017.

On November 14, 2008, subsidiaries of the Company, ICON Holdings Clinical Research International Limited and ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services. The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit. In total, $6.8 million has been amortized in the period since the date of acquisition.

On February 11, 2008, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Healthcare Discoveries, a US provider of Phase I clinical trial services. The value of certain client relationships identified of $1.6 million was amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit. The value of certain volunteer lists identified of $1.3 million was amortized over approximately 6 years, the estimated period of benefit. The intangible assets identified have been fully amortized at December 31, 2017.

Future intangible asset amortization expense for the years ended December 31, 2018 to December 31, 2022 is as follows:

Year Ended December 31,(in thousands)
2018	$19,788
2019	16,217
2020	13,867
2021	11,906
2022	6,580
$68,358

6. Property, Plant and Equipment, net

	December 31, 2017	December 31, 2016
	(in thousands)
Cost
Land	$3,464	$3,464
Building	88,411	77,950
Computer equipment and software	358,874	315,984
Office furniture and fixtures	78,372	70,218
Laboratory equipment	34,918	31,487
Leasehold improvements	24,097	20,933
Motor vehicles	42	43
	588,178	520,079
Less accumulated depreciation and asset write offs	(425,127)	(371,112)
Property, plant and equipment (net)	$163,051	$148,967

7. Other Liabilities

	December 31, 2017	December 31, 2016
	(in thousands)
Personnel related liabilities	$168,964	$135,349
Facility related liabilities	13,061	14,182
General overhead liabilities	41,789	31,126
Other liabilities	4,628	7,584
Short term government grants (note 11)	35	54
Restructuring and other items (note 14)	5,026	2,432
	$233,503	$190,727

8. Non-Current Other Liabilities

	December 31, 2017	December 31, 2016
	(in thousands)
Defined benefit pension obligations, net (note 9)	$6,061	$8,952
Other non-current liabilities	11,050	14,800
	$17,111	$23,752

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 6% of the participant's annual compensation. Contributions to the plan are recorded as an expense in the selling, general and administrative line in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 were $20,355,000, $20,952,000 and $20,439,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions; each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 were $14,946,000, $15,223,000 and $12,802,000 respectively.

One of the Company's subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2017, December 31, 2016 and December 31, 2015, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Funded status	December 31, 2017	December 31, 2016
	(in thousands)
Projected benefit obligation	$(37,759)	$(32,906)
Fair value of plan assets	32,423	24,876
Funded status	$(5,336)	$(8,030)
Non-current other liabilities (note 8)	$(5,336)	$(8,030)

Change in benefit obligation	December 31, 2017	December 31, 2016
	(in thousands)
Benefit obligation at beginning of year	$32,906	$27,369
Service cost	112	75
Interest cost	929	1,017
Plan participants' contributions	22	22
Expenses	(8)	8
Benefits paid	(68)	(104)
Actuarial loss	658	10,057
Foreign currency exchange rate changes	3,208	(5,538)
Benefit obligation at end of year	$37,759	$32,906

Change in plan assets	December 31, 2017	December 31, 2016
	(in thousands)
Fair value of plan assets at beginning of year	$24,876	$23,367
Actual return on plan assets	979	5,861
Employer contributions	4,008	108
Plan participants' contributions	22	22
Benefits paid	(68)	(104)
Foreign currency exchange rate changes	2,606	(4,378)
Fair value of plan assets at end of year	$32,423	$24,876

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit cost:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Service cost	$112	$75	$78
Interest cost	929	1,017	1,140
Expected return on plan assets	(586)	(646)	(661)
Amortization of net loss	250	—	224
Expenses	(8)	8	—
Net periodic benefit cost	$697	$454	$781

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	December 31, 2017	December 31, 2016	December 31, 2015
Discount rate	2.7%	4.0%	3.6%
Rate of compensation increase	3.9%	3.7%	3.6%
Expected rate of return on plan assets	2.1%	3.0%	2.7%

Other comprehensive income	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Actuarial loss/(gain) - benefit obligation	$658	$10,057	$(3,992)
Actuarial (gain)/loss – plan assets	(393)	(5,215)	384
Actuarial gain recognized in net periodic benefit cost	(250)	—	(224)
Total	$15	$4,842	$(3,832)

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $0.3 million and $Nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Net actuarial loss	$7,138	$7,123	$2,281
Total	$7,138	$7,123	$2,281

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
Discount rate	2.5%	2.7%
Rate of compensation increase	3.7%	3.9%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the Balance Sheet date. This is represented by the iboxx corporate bond over 15 year index plus 10 basis points.

Plan Assets

The assets of the scheme are invested with Legal and General and held in a combination of the Active Corporate Bond over 10 Year fund, Gilt and Index Linked Gilt funds. The overall investment strategy is that approximately 75% of investments are in government bonds (both fixed interest and index linked), approximately 25% of investments are held in corporate bonds. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2017 of 2.0% was calculated as the value of the fund after application of a market value reduction factor. The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds	2.5%
Gilts	1.8%
Cash	2.5%

The long-term expected return on corporate bonds and gilts (fixed interest and index linked) is determined by reference to bond yields and gilt yields at the Balance Sheet date.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2017	December 31, 2016
Corporate Bonds	22%	25%
Gilts	65%	75%
Cash	13%	—%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2017, gives rise to an expected overall rate of return of scheme assets of approximately 2.0% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1 (in thousands)
	December 31, 2017	December 31, 2016
Cash	$4,086	$16
Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	7,188	6,095
Legal and General Gilt Funds	7,611	6,725
Legal and General Index Linked Gilt Funds	13,539	12,040
	$32,424	$24,876

Cash Flows

The Company expects to contribute $0.1 million to the pension fund in the year ending December 31, 2018.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2018	336
2019	312
2020	330
2021	405
2022	436
Years 2023 - 2027	$3,297

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
On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The acquisition of Aptiv was accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2017 and December 31, 2016 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement.

Funded status	December 31, 2017	December 31, 2016
	(in thousands)
Projected benefit obligation	$(5,927)	$(6,928)
Fair value of plan assets	5,202	6,006
Funded status	$(725)	$(922)
Non-current other liabilities (note 8)	$(725)	$(922)

Change in benefit obligation	December 31, 2017	December 31, 2016
	(in thousands)
Benefit obligation at beginning of year	$6,928	$8,537
Service cost	243	352
Interest cost	54	82
Plan participants' contributions	120	150
Settlement	(1,019)	(909)
Prior service cost	—	(88)
Transferred (benefits paid)/balances	(76)	53
Actuarial gain	(626)	(1,157)
Foreign currency exchange rate changes	303	(92)
Benefit obligation at end of year	$5,927	$6,928

Change in plan assets	December 31,	December 31,
	2017	2016
	(in thousands)
Fair value of plan assets at beginning of year	$6,006	$5,350
Expected return on plan assets	47	48
Actual return on plan assets	(296)	1,233
Scheme contributions	157	195
Plan participants' contributions	120	150
Transferred (benefits paid)/balances	(76)	53
Settlement	(1,019)	(909)
Foreign currency exchange rate changes	263	(114)
Fair value of plan assets at end of year	$5,202	$6,006

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Service cost	$243	$352	$402
Interest cost	54	82	159
Expected return on plan assets	(47)	(48)	(119)
Amortization of net (gain)/loss	(43)	22	—
Amortization of prior service credit	(8)	(8)	—
Settlement	(214)	(136)	—
Curtailment	—	—	18
Net periodic benefit cost	$(15)	$264	$460

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	December 31, 2017	December 31, 2016	December 31, 2015
Discount rate	0.75%	0.95%	1.35%
Rate of compensation increase	2.0%	2.0%	2.00%
Expected rate of return on plan assets	0.75%	0.95%	1.35%

Other comprehensive income	December 31, 2017	December 31, 2016	December 31, 2015
Actuarial (gain)/loss - benefit obligation	$(626)	$(1,157)	$81
Actuarial loss/(gain) – plan assets	296	(1,233)	1,075
Prior service credit/(cost) recognized in net periodic benefit cost	215	136	(17)
Actuarial gain/(loss) recognized in net periodic benefit cost	43	(22)	—
Amortization of net prior service credit	8	8	—
Net prior service credit occurring during the year	(1)	(89)	—
Total	$(65)	$(2,357)	$1,139

The estimated net gain and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $69,000 and $8,000 respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Net actuarial (gain)/loss	$(1,283)	$(1,218)	$1,139
Total	$(1,283)	$(1,218)	$1,139

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
Discount rate	0.80%	0.75%
Rate of compensation increase	2.0%	2.0%

The discount rate is determined by reference to Swiss corporate bond yields at the Balance Sheet date.

Plan Assets

The pension plan is an insured arrangement with Swiss Life. The assets are an insurance contract whose value depends on the amount saved by employees and the interest granted by Swiss Life. The value of assets does not depend on the performance of any underlying assets. There is no self-investment in employer related assets.

Cash Flows

The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2018.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2018	286
2019	224
2020	204
2021	201
2022	197
Years 2023 - 2027	$878

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
Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at December 31, 2017 is eight years.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	Options Granted Under Plans	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	2,227,700	2,227,700	$28.00	$10.40
Granted	259,059	259,059	$68.25	$19.75
Exercised	(773,753)	(773,753)	$27.13	$10.31
Cancelled	(86,424)	(86,424)	$27.32	$10.31
Outstanding at December 31, 2015	1,626,582	1,626,582	$34.87	$11.94
Granted	256,191	256,191	$69.61	$20.10
Exercised	(393,240)	(393,240)	$25.79	$9.84
Cancelled	(23,089)	(23,089)	$29.74	$11.19
Outstanding at December 31, 2016	1,466,444	1,466,444	$43.45	$13.94
Granted	219,113	219,113	$85.98	$25.06
Exercised	(458,243)	(458,243)	$30.35	$10.72
Cancelled	(55,921)	(55,921)	$54.35	$16.76
Outstanding at December 31, 2017	1,171,393	1,171,393	$56.02	$17.15
Vested and exercisable at December 31, 2017	476,666	476,666	$38.47	$12.95

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2017, was 4.86 years and 3.4 years respectively (2016: 4.67 years and 3.30 years respectively). 255,198 options are expected to vest during the year ended December 31, 2018 (333,433 options were expected to vest during the year ended December 31, 2017).

The intrinsic value of options exercised during the year ended December 31, 2017 amounted to $31.8 million. The intrinsic value of options outstanding and options exercisable at December 31, 2017 amounted to $65.8 million and $35.1 million respectively. Intrinsic value is calculated based on the market value versus strike price of the Company's shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2017 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested outstanding at December 31, 2016	814,870	$54.37	$16.55

Granted	219,113	85.98	25.06
Vested	(292,630)	44.54	14.39
Forfeited	(46,626)	60.73	18.22

Non-vested outstanding at December 31, 2017	694,727	$68.06	$20.03

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2017:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.28	63,824	1.16	$20.28	63,824	$20.28
$20.59	8,800	2.14	$20.59	8,800	$20.59
$22.30	84,137	2.32	$22.30	84,137	$22.30
$23.66	1,711	2.57	$23.66	1,711	$23.66
$24.46	7,692	0.17	$24.46	7,692	$24.46
$26.20	450	0.38	$26.20	450	$26.20
$26.71	4,450	2.69	$26.71	4,450	$26.71
$32.37	159,686	3.33	$32.37	124,476	$32.37
$36.22	5,923	3.46	$36.22	3,323	$36.22
$37.90	2,520	3.93	$37.90	460	$37.90
$40.83	72,634	4.39	$40.83	37,026	$40.83
$47.03	39,477	4.17	$47.03	9,626	$47.03
$48.67	80,039	4.21	$48.67	21,160	$48.67
$51.35	2,030	4.60	$51.35	418	$51.35
$65.60	91,549	6.38	$65.60	26,161	$65.60
$66.47	6,717	5.39	$66.47	1,698	$66.47
$66.97	1,872	5.45	$66.97	—	$66.97
$68.39	190,821	5.18	$68.39	65,178	$68.39
$71.95	133,256	6.17	$71.95	16,076	$71.95
$83.47	130,836	7.17	$83.47	—	$83.47
$90.03	82,969	7.38	$90.03	—	$90.03
$20.28 - $90.03	1,171,393	4.86	$56.02	476,666	$38.47

Options outstanding include both vested and unvested options as at December 31, 2017. Options exercisable represent options which have vested at December 31, 2017. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Weighted average fair value	$25.06	$20.10	$19.75

Assumptions:
Expected volatility	29%	30%	30%
Dividend yield	—%	—%	—%
Risk-free interest rate	1.93%	1.39%	1.58%
Expected life	5.0 years	5.0 years	5.0 years

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
The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2017:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2016	830,523	$60.73	1.11	1,025,484	$58.64	1.40

Granted	68,040	$84.10		186,102	$89.60
Shares vested	(320,640)	$46.63		(367,177)	$45.18
Forfeited	(66,897)	$67.16		(128,439)	$63.89

Outstanding at December 31, 2017	511,026	$72.07	0.93	715,970	$72.65	1.28

The fair value of RSUs vested for the year ended December 31, 2017 totaled $16.6 million (2016: $10.8 million).

The fair value of PSUs vested for the year ended December 31, 2017 totaled $15.0 million (2016: $10.3 million).

The PSUs vest based on service and specified EPS targets over the period 2014 – 2017, 2015 – 2018, 2016 - 2019 and 2017 - 2020. Since 2013, 270,858 PSUs (net of forfeitures) have been granted. Depending on the actual amount of EPS from 2014 to 2020, up to an additional 240,168 PSUs may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2017 is stated after charging $30.6 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Direct costs	$18,020	$21,903	$18,358
Selling, general and administrative	$12,553	$18,440	$14,959
Total compensation costs	$30,573	$40,343	$33,317

Total non-cash stock compensation expense not yet recognized at December 31, 2017 amounted to $49.3 million. The weighted average period over which this is expected to be recognized is 2.04 years.

The amendments required by Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ require the Company to record all tax effects related to share-based payments through the income statement rather than additional paid in capital. The Company has applied the updated standard prospectively in the twelve months of the year ended December 31, 2017. Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to $Nil for the year ended December 31, 2017 (2016: $4.3 million, 2015: $1.9 million).

The income tax expense for the year ended December 31, 2017 reflects a net income tax benefit of $9.3 million in connection with stock compensation (including excess benefits) and the total tax benefit realized in connection with stock options exercised during 2017 was $3.2 million. The income tax expense for the year ended December 31, 2016 reflects a net income tax benefit of $3.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2016 was $3.4 million. The income tax expense for the year ended December 31, 2015 reflects a net income tax benefit of $1.5 million in connection with stock compensation and the cash tax benefit realized in connection with stock options exercised during 2016 was $5.6 million.

11. Government Grants

	December 31, 2017	December 31, 2016
	(in thousands)
Received	$3,539	$3,539
Less accumulated amortization	(2,745)	(2,701)
Foreign exchange translation adjustment	207	103
Total government grants	1,001	941
Less current portion	(35)	(54)
Non-current government grants	$966	$887

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote. Government grants amortized to the profit and loss account amounted to $44,000 for the year ended December 31, 2017. A net charge of $44,000 was recorded in respect of government grants during the year ended December 31, 2016. As at December 31, 2017 the Company had $1.2 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2017, 458,243 options were exercised by employees at an average exercise price of $30.35 per share for total proceeds of $13.9 million. During the year ended December 31, 2017, 361,102 ordinary shares were issued in respect of certain RSUs and 320,640 ordinary shares were issued in respect of PSUs previously awarded by the Company.

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

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. During the year ended December 31, 2017, the Company redeemed a total of 1,589,227 ordinary shares under this program for total consideration of $133.1 million. At December 31, 2017 a total of 3,018,414 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $243.1 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a other undenominated capital fund as required under Irish Company Law.

On May 1, 2015 the Company commenced a buyback program of up to $60 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 882,419 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.9 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a other undenominated capital fund as required under Irish Company Law.

On July 31, 2015 the Company commenced a further buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a other undenominated capital reserve as required under Irish Company Law. The share buyback program was completed in December 31, 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million.

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

The components of income before provision for income taxes are as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$218,306	$201,221	$184,643
United States	28,426	11,466	15,436
Other	81,325	87,485	78,771
Income before provision for income taxes	$328,057	$300,172	$278,850

The components of provision for income taxes are as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Provision for income taxes:
Current tax expense:
Ireland	$20,084	$22,931	$21,769
United States	5,792	7,768	684
Other	9,964	5,749	13,701
Total current tax expense	35,840	36,448	36,154

Deferred tax expense/(benefit):
Ireland	261	1,284	26
United States	8,980	613	2,896
Other	1,488	(352)	235
Total deferred tax expense	10,729	1,545	3,157

Provision for income taxes	46,569	37,993	39,311

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	—	(4,332)	(1,905)
Currency impact on long term funding	973	(396)	3,574
Fair value of cash flow hedge	148	—	—

Total	$47,690	$33,265	$40,980

Ireland's statutory income tax rate is 12.5%. The Company's consolidated reported provision for income taxes differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2016:12.5%; 2015:12.5%)	$41,007	$37,522	$34,856
Foreign and other income taxed at higher rates	6,324	4,642	4,614
Research & development tax incentives	(830)	(907)	(695)
Movement in valuation allowance	1,329	1,208	(4,133)
Effects of change in tax rates	925	576	(16)
Increase/(decrease) in unrecognized tax benefits	933	(1,521)	5,085
Impact of stock compensation	(9,917)	(4,121)	(3,468)
Impact of mandatory repatriation under US Tax Reform	7,694	—	—
Other	(896)	594	3,068
Provision for income taxes	$46,569	$37,993	$39,311

In 2017, the provision for income taxes includes non-recurring items related to US Tax Reform (H.R.1). The income tax expense recognized in respect of mandatory deemed repatriation of historic earnings of non-U.S. subsidiaries owned by our U.S. subsidiaries is $7.7 million. The income tax expense recognized in respect of the change in the US federal income tax rate from 35% to 21% is $0.5 million (included in “Effects of change in tax rates” above).

The income tax effects of US Tax Reform are provisional in respect of the Mapi Group acquisition in July 2017 (see Note 4 Goodwill for further information). The Company has made provisional estimates of the fair value of net assets acquired and liabilities assumed. The non-current deferred tax liability recognized as at December 31, 2017 in respect of US-based intangible assets is $5.8 million. To the extent there are purchase accounting adjustments made in a subsequent period, there may be additional income tax effects of US Tax Reform (i.e. impact of the change in rates) to be recognized at such time.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2017	December 31, 2016
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,139	$979
Goodwill	22,655	26,617
Other intangible assets	11,801	6,700
Other	4,139	1,441
Total deferred tax liabilities recognized	39,734	35,737

Deferred tax assets:
Operating loss and tax credits carryforwards	24,962	22,705
Property, plant and equipment	4,062	3,121
Accrued expenses and payments on account	24,433	28,904
Stock compensation	5,786	13,062
Deferred compensation expense	2,548	3,327
Other	740	15
Total deferred tax assets	62,531	71,134
Valuation allowance for deferred tax assets	(22,439)	(20,337)
Deferred tax assets recognized	40,092	50,797
Overall net deferred tax asset	$358	$15,060

At December 31, 2017 Ireland subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $4.5 million (2016: $3.3 million).

At December 31, 2017 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carry forwards of approximately $25.0 million and $43.6 million, respectively. These NOLs are available for offset against future taxable income and expire between 2018 and 2037. Of the $25.0 million U.S. federal NOLs, approximately $5.9 million of which is available for offset against future U.S. federal taxable income within 12 months of the balance sheet date. The subsidiary's ability to use the U.S. federal and state NOL carry forwards is limited on an annual basis due to changes of ownership in 2000, 2010, 2014 and 2017, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Of the U.S. federal NOLs, $22.8 million are limited by Section 382. Of the $22.8 million of losses, the amounts are available as follows: $11.8 million for the years 2018 – 2020, $10.1 million in 2021-2025, $0.9 million for the years 2026 – 2035.

At December 31, 2017 other than those in the U.S. and Ireland had operating loss carryforwards for income tax purposes that be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $77.2 million (2016: $70.1 million). In addition at December 31, 2017 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $4.8 million (2016: $3.9 million). At December 31, 2017 those subsidiaries also had additional operating loss carry forwards of $4.7 million which are due to expire between 2018 and 2024.

The expected expiry dates of these losses are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2018	113	—
2021-2034	24,041	14,945
2035-2036	812	28,703

	$24,966	$43,648

In addition, US subsidiaries have alternative minimum tax credit carry forwards of approximately $0.4 million that are available to reduce future U.S. federal regular income taxes through 2020. Any remaining alternative minimum tax credits will be fully refundable in 2021. We also have general business credit carry forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes.

The valuation allowance at December 31, 2017 was approximately $22.4 million. The valuation allowance for deferred tax assets as of December 31, 2016 and December 31, 2015 was $20.3 million and $17.2 million respectively. The net change in the total valuation allowance was an increase of $2.1 million during 2017 and an increase of $3.1 million during 2016. Of the total increase of $2.1 million in 2017, $0.5 million resulted in a current year income tax expense and $1.6 million was recognized in Other Comprehensive Income. Of the total increase of $3.1 million in 2016, $1.2 million resulted in a current year income tax expense, $2.4 million was acquired and impacted goodwill, and these were offset by a decrease of $0.5 million recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2017 and December 31, 2016 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods. During 2016, there were no movements in the valuation allowance that had a material impact on the effective tax rate. During 2017, there were no movements in the valuation allowance that had a material impact on the effective tax rate.

The Company has recognized a deferred tax liability of $3.1 million (2016: $Nil) for the undistributed earnings of foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. It is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Unrecognized tax benefits at start of year	$26,620	$28,166	$23,201
Increase related to acquired tax positions	—	—	778
Increase related to prior year tax positions	—	1,151	1,482
Decrease related to prior year tax positions	(3,050)	(2,483)	(315)
Increase related to current year tax positions	4,765	1,104	3,063
Settlements	(2,523)	(837)	—
Lapse of statute of limitations	(2,092)	(481)	(43)
Unrecognized tax benefits at end of year	$23,720	$26,620	$28,166

The relevant statute of limitations for unrecognized tax benefits totaling $3.4 million could potentially expire during 2018.

Included in the balance of total unrecognized tax benefits at December 31, 2017 were potential benefits of $23.7 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2016 and December 31, 2015 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $26.6 million and $28.2 million respectively.

Interest and penalties recognized as a net benefit during the year ended December 31, 2017 amounted to $0.9 million (2016: net expense of $0.1 million, 2015: net expense of $0.9 million) and are included within the provision for income taxes. Total accrued interest and penalties as of December 31, 2017 and December 31, 2016 were $2.4 million and $3.3 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in both our major jurisdictions. In the United States tax periods open to audit include the years ended December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017. In Ireland, tax periods open to audit include the years ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

14. Restructuring and other items

Restructuring and other items recognized during the year ended December 31, 2017 comprise:

	Year Ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Restructuring charges	$7,753	8,159	$—
Net charge	$7,753	8,159	$—

Restructuring Charges

A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization.

Workforce reductions
(in thousands)
Total provision recognized	$7,753
Utilized	(4,656)
Foreign exchange	—
Provision at December 31, 2017	$3,097

Prior Period Restructuring Charges
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016, under a restructuring plan adopted following a review by the Company of its operations. The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease of $2.0 million during the twelve months ended December 31, 2016. No additional charge was recorded during the twelve months ended December 31, 2017.

	Workforce Reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	$(63)	—	$(63)
Provision at December 31, 2016	$393	$1,398	$1,791
Utilized	(393)	(1,081)	(1,474)
Provision at December 31, 2017	$—	$317	$317

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

	Onerous Lease	Asset Impairment	Total
	(in thousands)
Total provision recognized	$3,167	$5,629	$8,796
Asset write off	—	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	$—	$3,167
Utilized	(1,167)	—	(1,167)
Provision at December 31, 2015	$2,000	$—	$2,000
Utilized	(1,359)	—	(1,359)
Provision at December 31, 2016	$641	$—	$641
Utilized	(441)	—	(441)
Provision at December 31, 2017	$200	$—	$200

At December 31, 2017, $3.2 million is included within other liabilities and $0.4 million within non-current other liabilities.

15. Provision for Doubtful Debts
The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2017 comprises:

	December 31, 2017	December 31, 2016
	(in thousands)
Opening provision	$9,450	$10,383
Amounts used during the year	(2,733)	(3,782)
Amounts provided during the year	5,116	4,651
Amounts released during the year	(3,106)	(1,814)
Foreign exchange	203	12
Closing provision	$8,930	$9,450

16. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $44.0 million, $44.0 million and $49.9 million in rental expense, including rates, for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2018	38,111
2019	32,575
2020	26,336
2021	19,079
2022	13,389
Thereafter	36,692
Total	$166,182

17. Business Segment and Geographical Information

The Company is a clinical research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the ('CODM') in accordance with FASB ASC 280-10 Disclosure about Segments of an Enterprise and Related Information. The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, were together considered the Company's CODM in the period up to and including March 1, 2017. On March 1, 2017, Mr Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As of March 1, 2017, the Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer in accordance with the requirements of FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company operates as one business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

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

Under this method, the residual operating profits (or losses) of the group, once the cost plus service providers have been paid their respective intercompany service fee, are retained by ICON Ireland. The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The revenues disclosed as relating to Ireland are the net revenues after deducting the cost plus revenues attributable to the activities performed outside Ireland.

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

Reportable segment information at December 31, 2017 and December 31, 2016 and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$424,292	$410,572	$429,631
Rest of Europe	337,105	313,185	330,487
U.S.	791,543	763,821	650,941
Other	205,499	178,909	163,919
Total	$1,758,439	$1,666,487	$1,574,978

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$232,032	$216,149	$189,035
Rest of Europe	26,493	34,200	38,166
U.S.	58,322	41,348	45,320
Other	21,491	19,997	9,015
Total	$338,338	$311,694	$281,536

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$240,115	$218,334	$189,035
Rest of Europe	26,351	36,509	38,166
U.S.	58,164	44,590	45,320
Other	21,461	20,420	9,015
Total	$346,091	$319,853	$281,536

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$111,329	$105,684
Rest of Europe	9,026	6,231
U.S.	27,797	29,428
Other	14,899	7,624
Total	$163,051	$148,967

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$26,277	$25,766	$22,100
Rest of Europe	6,857	6,914	11,055
U.S.	24,246	23,462	20,106
Other	3,917	3,433	4,416
Total	$61,297	$59,575	$57,677

f) The distribution of total assets by geographical area was as follows:

	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$880,378	$766,120
Rest of Europe	504,418	337,062
U.S.	650,681	651,160
Other	111,141	71,501
Total	$2,146,618	$1,825,843

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$24,468	$27,670	$30,900
Rest of Europe	2,819	2,851	1,916
U.S.	11,027	8,432	15,256
Other	6,403	3,648	1,658
Total	$44,717	$42,601	$49,730

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Client A	18%	26%	31%

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$1,084	$407	$102
Rest of Europe	1,222	1,040	1,151
U.S.	16	2	4
Other	24	35	49
Total	$2,346	$1,484	$1,306

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Ireland	$20,345	$24,215	$21,795
Rest of Europe	1,921	5,528	8,007
U.S.	14,772	8,381	3,580
Other	9,531	(131)	5,929
Total	$46,569	$37,993	$39,311

18. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015
	(in thousands)
Cash paid for interest	$13,094	$13,615	$2,175
Cash paid for income taxes	$12,305	$10,205	$14,829

19. Accumulated Other Comprehensive Income

	December 31, 2017	December 31, 2016
	(in thousands)
Currency translation adjustments	$(36,188)	$(70,154)
Currency impact on long term funding (Net of tax)	(182)	(13,912)
Actuarial loss on defined benefit pension plan (note 9)	(5,855)	(5,905)
Unrealized capital loss – investments (note 3)	(295)	(23)
Realized gain on interest rate hedge	4,658	4,658
Amortization of interest rate hedge	(1,887)	(964)
Fair value of cash flow hedge	1,036	—
Total	$(38,713)	$(86,300)

20. Long-Term Debt – Senior Notes

In December 2015 the Company issued $350 million in the private placement market which is due for repayment in 2020.

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

The Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. The Company was in compliance with these covenants at December 31, 2017.

The Senior Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

21. Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year-ended December 31, 2017

Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ was issued in March 2016 which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company has applied the modified retrospective approach, as required by the amendment to the standard, in determining the cumulative increase in retained earnings at January 1, 2017. This resulted in the recognition within non-current deferred tax assets of previously unrecognized excess tax benefits, as a credit to retained earnings, of $6.7 million. The Company has adopted the cash flow presentation prospectively.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective for public business entities in fiscal years beginning after December 15, 2016. The adoption of ASU 2015-11 did not impact on the financial statements.

In January 2017, the FASB issued 'Accounting changes and error corrections and Investments - Equity method and joint ventures: Amendments to SEC paragraphs pursuant to staff announcements at the September 22, 2016 and November 17, 2016 EITF meetings (SEC update)' which incorporates into the FASB Accounting Standards Codification recent SEC guidance about disclosing, under SEC SAB Top 11.M, the effect on financial statements of adopting the revenue, leases, and credit losses standards. The Company has adopted the ASU in its December 31, 2017 financial statements. See the sections following.

In October 2016, the FASB issued ASU 2016-17, 'Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control', which requires a single decision maker or service provider, in evaluating whether it is the primary beneficiary, to consider on a proportionate basis indirect interests held through related parties under common control. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. The adoption of ASU 2016-17 did not have an impact on the financial statements.

Financial statement effects of tax reform

H.R.1 was enacted on December 22, 2017. The effective date of the law for most provisions is January 1, 2018 however the effects are required to be recognized in December 2017 financial statements. In response, the SEC staff issued SAB 118, which allows registrants to record provisional amounts during a 'measurement period'. See Note 13 for assessment of impact of H.R.1 on the December 31, 2017 financial statements.

Impact of new accounting pronouncements which will be adopted during fiscal year-ended December 31, 2018

ASC 606 'Revenue from Contracts with Customers'
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Early adoption is permitted for annual periods beginning after December 16, 2016. Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition.
The updated standard is effective for ICON in the first quarter of the year ended December 31, 2018.   ICON has elected to adopt the updated standard using the cumulative effect transition method. Under this transition method, ICON will apply the new standard as of the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts. ICON will record the cumulative effect of initially applying the new standard (to revenue and cost) as an adjustment to the opening balance of equity at the date of initial application. While we continue to assess all potential impacts of the new standard, we believe the most significant impact relates to our assessment of measurement of performance and percentage of completion in respect of our clinical trials service revenue.  ICON will apply the requirements of the new standard to those contracts not completed at the date of initial application. The adoption of the new standard is expected to result in a cumulative reduction in shareholder's equity at January 1, 2018 (date of initial application) of an amount in the range of $40 million to $80 million reflecting cumulative adjustments to life to date revenue and associated costs. The full impact of adoption of the new standard, including the indirect impact (taxation and cost deferral adjustments) will be finalized in the first quarter of 2018 and is therefore subject to change.
Under current GAAP, the revenue attributable to performance is determined based on both input and output methods of measurement based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. We have evaluated the application of the requirements of ASC 606 to ‘recognize revenue when or as the entity satisfies a performance obligation’ to its business. We have concluded that under the revised standard, clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including services provided by investigators and other parties) is considered a single performance obligation in respect of the clinical services revenue stream. Promises offered to the customer are not distinct within the context of the contract.
We have also concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through) adjusted to reflect historical experience to determine a realizable contract value. Revenue will be recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts will be measured on an input measure of progress toward completion based on total project costs (inclusive of third party costs) at each reporting period.
The revised standard includes additional disclosure requirements related to revenue. Our results for the first quarter of the year ended December 31, 2018, being the quarter ended March 31, 2018, will include expanded disclosure in respect of (i) disaggregated revenue disclosures from contracts with customers (ii) separate disclosure of contract assets and liabilities (iii) disclosure of retrospective revenue and (iv) disclosure of the remaining performance obligations by product/service (or backlog).
Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances.

In May 2017, the FASB issued ASU 2017-10 'Service Concession Arrangements (Topic 853): Determining the Customer of the Operation Services' which clarifies that the customer in a service concession arrangement is always the grantor.
This ASU is effective at the same time as ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (the new revenue standard).

•	If an entity had early adopted the new revenue standard before this ASU was issued (May 16, 2017), the entity may adopt this ASU on its effective date with certain specific transition provisions.

•	If an entity early adopts the new revenue standard after this ASU was issued, the entity must adopt this ASU at the same time as the new revenue standard with certain specific transition provisions.

•	An entity may elect to early adopt this ASU before the adoption of the new revenue standard with certain specific transition provisions.

The adoption of the ASU is not expected to have a significant impact on the financial statements.

In January 2017, the FASB issued ASU 2017-01 'Business combinations - Clarifying the definition of a business' to provide a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The ASU may be early adopted. The adoption of ASU 2017-01 is not expected to have a significant impact on the financial statements.

In March 2017, the FASB issued ASU 2017-07 'Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost' which requires companies to present the service cost component of net benefit cost in the same line items in which they report compensation cost. Companies will present all other components of net benefit cost outside operating income, if this subtotal is presented. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2017-07 is not expected to have a significant impact on the financial statements.
In January 2016, the FASB issued ASU 2016-01 'Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of the Financial Assets and Financial Liabilities' which will significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01 is not expected to have a significant impact on the financial statements.
In March 2016, the FASB issued ASU 2016-04 , 'Recognition of Breakage for Certain Prepaid Stored-Value Products', which allows entities to recognize breakage on prepaid stored-value products consistent with how breakage is recognized under the new revenue standard. The exception applies to prepaid stored-value products in physical or digital form, with stored monetary values that are redeemable for goods and services, including those that can be redeemed for cash (e.g. prepaid gift cards issued on a specific payment network and redeemable at network-accepting merchant locations, prepaid telecommunication cards, and traveler's checks). The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-04 is not expected to have a significant impact on the financial statements.
In August 2016, the FASB issued ASU 2016-15, 'Classification of Certain Cash Receipts and Cash Payments', which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 is not expected to have a significant impact on the financial statements. Any contingent consideration payment arrangements arising on business combinations effected in the future will be reviewed for cash flow statement classification in line with ASU 2016-15.

In October 2016, the FASB issued ASU 2016-16, 'Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory', which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-16 is not expected to have a significant impact on the financial statements.
In November 2016, the FASB issued ASU 2016-18, 'Statement of Cash Flows (Topic 230): Restricted Cash', which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-18 is not expected to have a material impact on the financial statements.

Impact of other new accounting pronouncements

In January 2017, the FASB issued ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The ASU is effective for public businesses, that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2017-04 is not expected to have a significant impact on the financial statements.

In February 2017, the FASB issued ASU 2017-05 'Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets'. In February 2017, the FASB issued ASU 2017-05, which clarifies the guidance in Subtopic 610-20 on accounting for derecognition of a nonfinancial asset. The ASU also defines in-substance nonfinancial assets and includes guidance on partial sales of non-financial assets. The adoption of ASU 2017-05 is not expected to have an impact on the financial statements.

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of the ASU is not expected to have a significant impact on the financial statements.

In August 2017, the FASB issue ASU 2017-12 'Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities' which changes the recognition and presentation requirements of hedge accounting, including:

•	Eliminating the requirement to separately measure and report hedge ineffectiveness; and

•	Presenting all items that affect earnings in the same income statement line item as the hedged item.

The ASU also provides new alternatives for:

•	Applying hedge accounting to additional hedging strategies;

•	Measuring the hedged item in fair value hedges of interest rate risk;

•	Reducing the cost and complexity of applying hedge accounting by easing the requirements for effectiveness testing, hedge documentation and application of the critical terms match method; and

•	Reducing the risk of material error correction if a company applies the shortcut method inappropriately.

This ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted any time after the issuance of the ASU, including in an interim period. If adopted at other than the beginning of a fiscal year, cumulative effect adjustments are reflected as of the beginning of the fiscal year. The adoption of the ASU is not expected to have a significant impact on the financial statements.

In February 2016, the FASB issued ASU 2016-02, 'Leases', requiring lessees to recognize a right-of-use asset and a lease liability on the Consolidated Balance Sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year-ended December 31, 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures. See Note 16 Commitments and Contingencies for details of operating leases held during year-ended December 31, 2017. A lease liability and right-of-use asset will be recorded on the Consolidated Balance Sheet at December 31, 2019 and comparative periods will be restated to reflect the lease liabilities and right-of use assets.

In June 2016, the FASB issued ASU 2016-13, 'Measurement of Credit Losses on Financial Instruments', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a significant impact on the financial statements.

22. Related Parties

Subsidiaries of the Company earned revenue of $743,000 (2016: $100,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year.  Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. $220,000 was recorded as due from DS Biopharma Limited at December 31, 2017.  The contract terms were agreed on an arm’s length basis.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. A charge of €231,750 was recorded during 2017 in respect of consultancy services provided by a company controlled by Mr. Lynch. $64,000 was recorded as due to Mr. Lynch under the terms of the agreement at December 31, 2017.

During the year ended December 31, 2017, personal expenses totaling $178,000 were settled by the Company on behalf of Mr Ciaran Murray. Payment was received in advance from Mr Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr Ciaran Murray effective November 1, 2017. Payment was received in full in January 2018.

23. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 28, 2018, the date at which the consolidated financial statements were available to be issued. The Company has determined that there are no items to disclose.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

Date February 28, 2018

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