Form 20-F
period 2018-12-31
ICON PLC
filed 2019-03-01
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
______________________________________________________________________
FORM 20-F
(Mark One)
___ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
_X_ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2018
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
+353-1-291-2000
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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 53,971,706 Ordinary Shares.
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
Large accelerated filer X                                                       Accelerated filer __                                                                      Non-accelerated filer __ Emerging growth company _
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for ocmplying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
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

TABLE OF CONTENTS

Page

General	1

Cautionary Statement	1

PART I

PART II

PART III

Item 17. Financial Statements	74
Item 18. Financial Statements	74
Item 19. Financial Statements and Exhibits	74

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

The Company adopted ASC 606 'Revenue from Contracts with Customers' ("ASC 606") with a date of initial application of January 1, 2018. The new revenue recognition policies were applied in the preparation and presentation of the results for the twelve months ended December 31, 2018. As ICON adopted the standard using the cumulative effect transition method, there is no restatement of comparative amounts. The results for the year ended December 31, 2017 and previously therefore reflect the provisions of ASC 605 'Revenue Recognition'. The most significant impact of application of the new standard reflects the measurement of a clinical trial service as a single performance obligation recognized over time. We concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Revenue is our primary measure of performance on adoption of ASC 606. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Statement of Operations. Reimbursable expenses are included within direct costs on adoption of ASC 606. Throughout the document revenue as reported on adoption of ASC 606 is referred to as revenue. Revenue as reported for the years ended December 31, 2017 and previously are gross revenues (inclusive of revenue from reimbursable expenses) or net revenues (excluding revenue from reimbursable expenses). This treatment is consistent with the adoption of ASC 606 from January 1, 2018 without restatement of comparatives. See note 26 for impact of new accounting policy.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue/gross revenue	$2,595,777	$2,402,321	$2,364,956	$2,161,618	$2,030,286
Reimbursable expenses (1)	—	(643,882)	(698,469)	(586,640)	(526,970)
		1,758,439	1,666,487	1,574,978	1,503,316
Costs and expenses:

Direct costs (1)	1,818,220	1,027,310	961,333	908,979	903,167
Selling, general and administrative	325,794	323,741	325,726	326,786	336,461
Depreciation and amortization	65,916	61,297	59,575	57,677	52,542
Restructuring and other items (2),(3),(4),(5)	12,490	7,753	8,159	—	8,796
Total costs and expenses	2,222,420	1,420,101	1,354,793	1,293,442	1,300,966
Income from operations	373,357	338,338	311,694	281,536	202,350
Net interest (expense)/income	(8,743)	(10,281)	(11,522)	(2,686)	366
Income before provision for income taxes	364,614	328,057	300,172	278,850	202,716
Provision for income taxes	(41,958)	(46,569)	(37,993)	(39,311)	(30,248)
Net income	$322,656	$281,488	$262,179	$239,539	$172,468
Net income per ordinary share (6):
Basic	$5.96	$5.20	$4.75	$4.08	$2.80
Diluted	$5.89	$5.13	$4.65	$3.97	$2.73
Weighted average number of ordinary shares outstanding:
Basic	54,118,764	54,129,439	55,248,900	58,746,935	61,496,115
Diluted	54,790,663	54,849,046	56,407,136	60,290,033	63,131,417

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$395,851	$282,859	$192,541	$103,911	$118,900
Available for sale investments	59,910	77,589	68,046	85,990	97,100
Working capital	719,560	534,960	463,552	290,939	281,148
Total assets	2,354,255	2,146,618	1,825,843	1,717,209	1,528,850
Non-current other liabilities	13,446	17,111	23,752	12,224	13,179
Non-current government grants	877	966	887	959	1,116
Ordinary share capital	4,658	4,664	4,692	4,719	5,059
Additional paid-in capital	529,642	481,337	438,126	383,355	327,212
Shareholders’ equity	1,354,281	1,191,000	945,174	763,096	950,206

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts. Reimbursable expenses included within direct costs for the year-ended December 31, 2018 were $702,812,000. See Note 2 (d) to the Audited Consolidated Financial Statements.

(2)
A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization. See Note 14 to the Audited Consolidated Financial Statements.

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

(5)
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

During the year ended December 31, 2018 39.5% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues during the period (13.6%). During the year ended December 31, 2017 42% of our revenues (including revenue from reimbursable expenses) were derived from our top five customers, with one customer contributing more than 10% of our revenues (including revenue from reimbursable expenses) during the period (21.0%).  No other customer contributed more than 10% of our net revenues during this period. See note 16 Disaggregation of revenue.

During the year ended December 31, 2016 45% of our net revenues (excluding revenue from reimbursable expenses) were derived from our top five customers, with one customer contributing more than 10% of our net revenues (excluding revenue from reimbursable expenses) during the period (26%). No other customer contributed more than 10% of our net revenues during this period. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we are unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts. Revenues on these contracts are agreed in the contract between the Company and the customer and are based on an assessment of progress towards completion based on the cost of time and reimbursable costs. Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Company regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review. The Company also endeavors to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees, it could materially adversely affect our operations and financial results.

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

The Company is focused on continuing to develop its expertise in patient recruitment. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrolment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrolment and engagement.

Improved site selection is achieved through:

•	leading technology to identify where the patients are that match the protocol;

•	assessment of the qualification of sites based on real data;

•
partnerships with leading technology vendors such as Intel, EHR4CR and TriNeTX and developing the capability to enable EMR interrogation into clinical insights such as sub-populations and larger pre-screened pool where the technology and regulations are enabled.

The burden on the site in ensuring patient enrolment and engagement is achieved through integrated site networks. ICON have a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the Du Page Medical Group. We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

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

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We will to continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

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

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data, as well as reputational harm. While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber-attacks and similar events that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in one or more of the termination of a contract, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber-attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cyber-security controls there is a risk that unauthorized access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programs could result in negative publicity, significant remediation costs, legal liability, loss of customers and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. A failure to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

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

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK, Firecrest and ADDPLAN and One Search services. Also, increased requirements for investment in information technology may negatively impact our financial condition, including profitability.

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

Improper performance of our services

The performance of clinical development services is complex and time-consuming. We may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

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

Our results of operations in any quarter can fluctuate or differ from expected or forecast results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation,  cancellation or termination of projects in a quarter, the mix of activity, cost overruns, employee hiring and other factors. Our revenue in any period is directly related to the number of employees who were working on billable projects together with investigator activity during that period. We may be unable to compensate for periods of under-utilization during one part of a fiscal period by earning revenue during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indicator of future results.

Also, if in future quarters, we are unable to continue to deliver operational efficiencies and our expenses grow faster than our revenues, our operating margins, profitability and overall financial condition may be materially adversely impacted.

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

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of subsidiary companies' financial results into U.S. dollars in reporting our consolidated financial results.

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

Our unsatisfied performance obligation (assessment of the realizable value of contracted awards) may not convert to revenue and the rate of conversion may slow.

Our remaining unsatisfied performance obligation is that element of contracted awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the backlog.  No assurances can be given that we will be able to realize this backlog in full as revenue. A failure to realize these contracted awards could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects increases, the rate at which contracted awards convert to revenue may be slower than in the past. A significant reduction in the rate of conversion could have a material impact on our results of operations.

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

Changes in accounting standards may adversely affect our financial statements

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ('US GAAP') which is revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard changes, may require additional changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. We applied ASC 606 - 'Revenue from contracts with customers' with effect from January 1, 2018. Under this new standard, the Company is required to recognize revenue in respect of our clinical trial services on a percentage of completion basis. The change in revenue recognition requires significant estimates of project costs that will need to be updated and adjusted on a regular basis. These updates may result in unexpected variability in the timing of recognition of revenue and therefore in our operating results. Application of ASC 842 - 'Leases' will result in the recognition of a lease liability and right-of-use asset on the Consolidated Balance Sheet at December 31, 2019. See Item 5 for our assessment of the impact of application.

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organizations.

Numerous governments, including the U.S. government have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

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

Healthcare reform legislation, other changes in the healthcare industry and in healthcare spending could adversely affect our business model, financial condition or results of operations.

Our results of operations and financial conditions could be affected by changes in healthcare spending and policy.  The healthcare industry is subject to changing political, regulatory and other influences.  It is possible that legislation will be introduced and passed in the United States repealing, modifying or invalidating the current healthcare reform legislation, in whole or in part, and signed into law. Because of the continued uncertainty about the implementation of the current healthcare reform legislation, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the current healthcare reform legislation or its repeal on the health care sector, on our customers and ultimately on our financial condition or results of operations, in particular the outsourcing of costs by our customer base to CROs.

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

The U.S. Food and Drug Administration, or "FDA", and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

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

We are one of a small group of organizations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues. However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, compliance with economic sanctions, laws and regulations, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets and the imposition of exchange controls. In addition, operating globally means the Company faces the challenges associated with coordinating its services across different countries, time zones and cultures.

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

On June 23, 2016, the United Kingdom, or U.K., held a referendum, referred to as “Brexit”, in which voters approved an exit from the European Union (E.U). As a result of the referendum, the British government continues to negotiate the terms of the U.K.’s future relationship with the E.U. The terms of the exit continue to be unknown however it is possible that there will be greater restrictions on trade and the transfer of goods and other items (including lab samples) between the U.K. and E.U. countries and increased regulatory complexities. At present, these changes are not expected to significantly affect our operations or financial results. Approximately 3% of our revenue is billed in Sterling. We currently employ approximately 700 people in the UK. The announcement of Brexit and continued uncertainty around the terms of exit is causing volatility in global stock markets and exchange rates. The fluctuation of currency exchange rates may expose us to gains and losses on non U.S. currency transactions.

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

The European data protection framework was significantly revised in 2018 with the coming into force of the General Data Protection Regulation ('GDPR') containing new provisions specifically directed at the processing of health information, sanctions of up to 4% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation. Post GDPR implementation we are receiving increased volumes and breadth of data protection/privacy queries from both sponsors and strategic alliance partners and anticipate that this will continue.

For the regulators in the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying special obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. EU regulations also apply to the personal data of EU data subjects traveling or living outside the EU. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy complaints, could subject us to regulatory sanctions, criminal prosecution or civil liability. Federal, state and foreign governments are contemplating or have proposed or adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices or suffer reputational harm.

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

Customer Claims
If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice and our internal requirements and standard operating procedures thereby exposing us to the risk of claims by customers.

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

Risk Related to Our Indebtedness

We have incurred debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2018 and December 31, 2017, we had an outstanding principal amount of indebtedness of $350 million under our $350 million Note Purchase and Guarantee Agreement or ‘Senior Notes’ that we entered into on December 15, 2015.  The Senior Notes will mature on December 15, 2020. We also have up to $150 million of additional borrowing capacity available under the Revolving Credit Facility which was entered into with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International on March 12, 2018. No amounts were drawn under the Revolving Credit Facility as of December 31, 2018. This

facility bears interest at LIBOR plus a margin. We are monitoring the phasing out of LIBOR currently scheduled for 2021. We have engaged with our lenders on the implications of the change. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point.

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

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The Revolving Credit Facility bears interest at LIBOR plus a margin. There were no amounts drawn on either Revolving Credit Facility or the short term uncommitted facility at December 31, 2018. The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:

•	general market and economic conditions;

•	our results of operations;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	developments impacting the industry or our competitors;

•	introduction of new products or services by us or our competitors;

•	the public's reaction to our press releases, our other public announcements and our filings with the SEC;

•	guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;

•	changes in the credit rating of our debt;

•	sale, or anticipated sale, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions; and

•	exchange rate fluctuations.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

Item 4.   Information on the Company.

History and development

ICON public limited company (“ICON plc”) is a clinical research organization (“CRO”), founded in Dublin in 1990, which provides outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trial management, consulting, contract staffing and laboratory services. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Company’s mission is to accelerate the development of drugs and devices that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

We are a public limited company in Ireland and operate under the Companies Act of Ireland. Our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000. Our website is www.iconplc.com. Additionally, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2018, we employed approximately 13,670 employees in 89 locations in 37 countries. During the year ended December 31, 2018, we derived approximately 34.5%, 55.7% and 9.8% of our revenue in the United States, Europe and Rest of World, respectively. See Note 19 Business Segment and Geographical Information.

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Développement SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting Life-Science companies as the world leading Patient-Centered Research Company in commercializing novel treatments through Real-World Evidence, Strategic Regulatory Services, Pharmacovigilance, Market Access and Language Services. Mapi Group is the premier provider of Health Research and Commercialization services to Life-Science companies enabling Market Authorization, Market Access and Market Adoption of novel therapeutics. Cash outflows on acquisition were $145.8 million (see Note 4 of the Financial Statements at Item 19). The acquisition of Mapi Group strengthened ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired ICON Government & Public Health Solutions, Inc. (''GPHS'') (formerly Clinical Research Management, Inc. ("ClinicalRM")) which resulted in net cash outflows of $52.4 million (including certain payments made on behalf of GPHS totaling $9.2 million). GPHS is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster, with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provide full service and functional research solutions to a broad range of U.S. government agencies and commercial customers. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

On December 15, 2015, the Company issued through its subsidiary ICON Investments Five Unlimited Company (the "Issuer") Senior Notes for aggregate gross proceeds of $350 million through a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed a 3.64% and is payable semi-annually on the Senior Notes on each June 15 and December 15, which commenced on June 15, 2016. The Senior Notes are guaranteed by ICON plc. The Senior Notes may be redeemed, at the Issuer's option, at any time prior to maturity, at par plus a make whole premium, together with accrued and unpaid interest, if any, to the redemption date. The terms of the notes are set forth in the Note Purchase and Guarantee Agreement, dated as of December 15, 2015, by and among the Issuer, ICON plc and the purchasers named therein (“Note Purchase and Guarantee Agreement”). The Issuer used the proceeds from the sale of the Senior Notes to repay the existing $350 million bridge facility. The Notes have not been and will not be registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Industry Overview

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource services to CROs in order to manage the drug and device development process more efficiently and to bring both patent-protected bio-similars and medical devices to market faster to enhance patient well-being and maximize their return on investment. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical development services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, biostatistical analyses, post market surveillance, regulatory affairs, central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, specialist service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. These barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to recruit sites and patients globally, the simultaneous management of complex clinical trials, the ability to offer customers a variety of delivery models, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities, data and expertise to manage the development programs of pharmaceutical, biotechnology and medical device companies. We believe that large and medium sized pharmaceutical companies are selecting a limited number of CRO service providers with which they deal rather than utilizing many, in order to form strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise. We believe that this trend will continue to concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

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

Preclinical Research “In vitro” (test tube) and animal studies must be conducted in accordance with applicable regulations to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects, affect vital organs, cause mutations or cancer. Many of these tests must be performed before a new investigational therapy can progress into human studies. If results warrant continuing development of the drug or biologic, the sponsor or owner of the asset will file for an Investigational New Drug Application, or IND, which must be approved by the FDA before starting the proposed clinical trials. However, preclinical studies will continue to be conducted in parallel with the clinical trials, some of which can take up to 3 years to complete.

Clinical Trials (approximately 3.5 to 7 years).

Exploratory Development

Phase I (approximately 6 months to 1 year) consists of basic safety and tolerability testing in small numbers of human subjects, initially in healthy volunteers, and includes studies which may show the drug is having an effect on the body, if it is safe, how it is affected by other drugs, where it goes in the body, how long it remains active and how it is broken down by and eliminated from the body. After single and multiple dose studies have been conducted, the asset can progress into Phase II, however, Phase I studies will continue to be done to help support the development of the asset in new populations such as children or the elderly.

Phase II (approximately 2 to 3 years) includes basic efficacy and dose-range testing in a limited patient population (usually) 100 to 200 patients to help provide preliminary safety and evidence that the drug is likely to be effective in the target disease. If the Phase II results are satisfactory the sponsor may decide to proceed to Phase III studies.

Confirmatory Development

Phase III (2 years or greater) consists of efficacy and safety studies in several hundred to a few thousand patients at multiple investigational sites (hospitals and clinics), often in multiple geographies. These studies look to definitively confirm the overall benefit of the agent and, if successful, will be used to provide the labelling claims for the drug. These studies can be placebo-controlled trials, in which the new drug is compared with a “sugar pill”, or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic indication.

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

Expanded Access Programs (EAPs), Sometimes a study drug may continue to be provided to subjects after completion of a clinical trial, also called compassionate use. EAPs refer to the regulated use of a study drug outside of a clinical trial by patients with serious or life-threatening conditions where there is no alternative therapy available. In this context the FDA may allow the sponsor to make the study drug available to a larger number of patients for treatment use.
FDA Review and Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development is scrutinized to confirm that the applicant company has complied with all applicable regulations and that the benefit to risk ratio for the drug or biologic is positive for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the application has administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied, if the drug has not adequately shown to be effective or there are safety concerns. Often a company will be required to conduct specific studies after the approval of a drug. These are called post approval commitments.

Post-Market Surveillance, Phase IV Studies and Health Outcomes. Once approved by the FDA, the FDA requires the drug or biologic license holder to collect and periodically report to the FDA additional safety (and perhaps efficacy) data on the drug or biologic for as long as the license holder markets it (post-market surveillance, including pharmacovigilance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase III and Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, FDA and other regulatory agencies are requiring license holders of drugs or biologics to prepare risk management plans which are aimed at assessing areas of product risk and actively managing such risks throughout the product lifecycle.

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2018 was approximately $33 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

These developments should lead to increased activity in both Preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases and these trials become focused in indications where finding suitable patients is increasingly challenging, we believe that drug developers will increasingly rely on

CROs to manage these trials to leverage their global expertise and to continue to focus their own competences on drug discovery and sales and marketing.

New Technology Enabling More Efficient Development.

Technology innovation is playing an increasing important role in helping to support more efficient drug development. The larger CROs have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems; data repositories that enable sponsors to get real time clinical insights on their drugs performance and tools that support better trial designs and operation. These include;

•
adaptive trial software, such as ICON’s ADDPLAN software, which is part of the ICONIK Informatics Hub and is the market leader for design, simulation and analysis of adaptive clinical trials spanning Phases I to IV. ADDPLAN has been used by regulatory agencies (FDA, EMA (Europe) and PMDA (Japan)) to assess adaptive trial submissions;

•
FLEX ADVANTAGE is our interactive response technology platform (accessible through the web and web-enabled mobile devices) for managing patient randomization, investigator sites and clinical suppliers;

•	Data analysis from ICONIK Informatics Hub allows us to enhance the design and delivery of our projects, through stronger engagement with investigators and patients;

•	PDx-Pop software is a graphical interface for NONMEM which has its own automation methodology which expedites the iterative process of population pharmacokinetic modeling and analysis;

•
IMRA is a web based laboratory review application that allows global access to the latest laboratory data on a study - it facilitates detailed analysis of any trends, signals, alerts or patient specific data on a real-time basis.

The emergence of M-health technologies that build on the global prevalence of mobile and digital technologies also have an influence on drug development. It is now possible to capture health data using mobile devices and wearables. This enables sponsors to gather new clinical and “real-world” patient insights and will also be used to enhance patient engagement and adherence throughout the development process. As these devices mature it will also be possible to complete more “virtual trials” based on remote monitoring of patients in their home environment which may drive further efficiencies in the trial process.

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

Growth within the Biotechnology Sector.

The nature of the drugs being developed is continuing to change. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development (“R&D”) expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas in areas of unmet medical need. Much of this discovery expertise is found in biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies providing they have the necessary funding.

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

Increasing Regulatory Demands.

Regulatory agencies are requiring more data to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. As a result, the complexity of clinical trials, the number of procedures required to be conducted in these trials and the size of regulatory submissions are driving the demand for services provided by CROs.

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

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

One consequence of the drive to accelerate time to market will be increased emphasis on making existing drug development phases more seamless, through the use of techniques such as adaptive trial designs to filter the most promising compounds and test these in parallel in several therapeutic indications or with other drug combinations.

Regulatory and reimbursement pressures will increase the emphasis on late stage (post marketing) research, while increasing requirements to demonstrate the economic value of new treatments. As a result, outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long term which in turn should create further growth opportunities for both biopharma companies and their outsource development partners.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models. More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Our strategy to achieve these objectives is focused on the following areas:

Partnerships, Customers and Markets

We continue to focus on expanding and deepening our partnerships with existing customers, while also developing new customer relationships.

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

We continue to enhance our capabilities through both organic service development and targeted acquisitions, to meet the evolving needs of both existing and new clients. In 2017 we acquired the Mapi Group, a leading Patient-Centered Health Outcomes Research and Commercialization company. This acquisition strengthened ICON’s existing Commercialization and Outcomes Research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory expertise. The combined organization will be a leader for real world evidence, post approval research, language services, consultancy services supporting clinical outcomes assessments, pricing and market access and scientific communications.
We continue to target growth in under-penetrated CRO market segments, outsourcing penetration within Medical Device companies has lagged that of bio-pharma firms but is beginning to accelerate. EU Regulatory reform enacted in 2017 is a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations and post sale surveillance. ICON is well positioned in this market having acquired strong device development capabilities in the acquisition of Aptiv Solutions in 2014. We continue to expand our presence in regions such as Asia-Pacific, in particular in China and Japan, building on our acquisition of Niphix, the Japanese subsidiary of Aptiv Solutions, in 2014 and BeijingWits Medical Limited, a leading Chinese CRO, in 2012.

Operational Excellence and Quality

We continue to enhance our operating processes and delivery models to gain competitive advantage.

Our proprietary ICONIK platform, which integrates clinical data across multiple systems allows us to access clinical and real world data to enhance protocol design, profile match patients to trials. It also facilitates collection of real-time data during the trial process enabling better decision making and project execution. The platform uses data and evidence based research to develop solutions that engage investigators and patients more effectively to improve patient recruitment and retention.

ADDPLAN is part of the ICONIK Informatics Hub. The software provides industry leading statistical design, simulation and analysis for adaptive clinical trials, from phase I to IV and helps our customers identify the most promising drug candidates earlier in the development process and in parallel test these across several therapeutic indications and with other drug combinations.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing drug development industry today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our PMG site network alliances enhanced our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and health care systems in all major global research markets. In partnership with others we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials.

Quality project execution underpins all that we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We are also deploying supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources and legal. This is enabling us to enhance the service levels across these support areas whilst driving down the costs of this service provision.

Talent, Leadership Development and Culture

At the core of our strategy is our people. Within ICON we have highly qualified and experienced teams, the majority of whom have third level educational qualifications. The need to develop and retain this expertise and talent within the organization is fundamental in enabling us to be the global CRO partner of choice for our customers.  We have invested in creating an innovative learning environment delivered through ICON’s training and development group, who have formed an industry leading collaboration with University College Dublin. This enables ICON to provide customized management and development programs for global employees. These programs are focused on leadership development for those people management roles and specific technical training in competencies that are core to our business, such as project and program management and clinical research associate development. We continue to invest to refine and develop these programs.

Within our training program we have also created a Clinical Research Academy and a unique Graduate Certificate in Clinical Trial Management which is enhancing the quality of graduate training in clinical research and increasing the pool of talent available to ICON that can support our customers’ drug development programs.

Our learning and development programs are complemented by advanced people development practices which incorporate rigorous, analytics based screening in the hiring process, global career frameworks, pay for performance aligned to our strategy, and on-going talent review and succession planning.

Our leadership and talent programs contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

Our investment in people was reflected by our inclusion in 2018 for the second consecutive year, by Forbes in their list of the best employers in America. ICON was ranked the top CRO and amongst the top 10 employers in the Drugs and Biotechnology industry overall.

Enhance Capabilities & Expertise

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2018, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including Oncology, Orphan and Rare Diseases, CNS, Dermatology, Infectious Disease and Womens Health.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities, we continue to develop innovative partnerships with providers of real world data including EHR4CR and Trinetx. During 2018, we signed an agreement with Intel to deploy the Intel® Pharma Analytics Platform for use in clinical trials. The Intel platform is an artificial intelligence solution that enables remote monitoring and continuous capture of clinical data from study subjects using sensors and wearable devices and can apply machine learning techniques to objectively measure symptoms and quantify the impact of new therapies.

We continued to enhance our site and patient recruitment capabilities during 2018 with the expansion of the PMG Research network through a partnership with the Du Page Medical Group. DuPage is the largest independent, multi-specialty physician group in the Chicagoland area with access to more than 700 physicians in over 50 clinical specialties ranging from primary to specialty care in areas such as cardiology and oncology. Through this agreement PMG assumed the research infrastructure at DuPage providing expanded investigator and patient access and bringing clinical research as a care option to the communities served.

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

Our ADDPLAN software offers a leading statistical design, simulation and analysis software for adaptive clinical trials and helps our customers identify the most promising drug candidates earlier. ADDPLAN is used by FDA, EMA and Japan’s PMDA, as well as over fifty top pharmaceutical and medical device companies and academic researchers (see Information Systems on page 27 for further information).

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

We offer a broad range of specialized services to assist pharmaceutical, biotechnology and medical device companies to bring new drugs and devices to market faster. Our services span the entire lifecycle of product development and can be adapted to suit local trials or large global programs. Specific clinical development services offered to biopharmaceutical and medical device companies include:

•	Product Development Planning;

•	Strategic Consulting;

•	Study Protocol Preparation;

•	Clinical Pharmacology;

•	Pharmacokinetic and Pharmacodynamic Analysis;

•	Site Feasibility - EMR & Data Analytics ICON owned Site Networks;

•	Patient Recruitment & Retention;

•	Digital Patient and Site Solutions - FIRECREST;

•	Project Management;

•	Clinical Operations /Monitoring;

•	Patient Centric Monitoring;

•	Data Management;

•	Adaptive Trials -ADDPLAN;

•	Virtual Trials;

•	Medical Imaging;

•	Biostatistics;

•	Medical Affairs;

•	Pharmacovigilance;

•	Strategic Regulatory Services;

•	Electronic Endpoint Adjudication;

•	Medical Writing and Publishing;

•	Interactive Response Technologies;

•	Functional Solutions;

•	Research Trials for US Government Agencies;

•	Strategic Resourcing Central Laboratories;

•	Bioanalytical Laboratories;

•	Biomarket Development;

•	Real World Strategy & Analytics;

•	Real World & Late Phase Research;

•	Access, Commercialization & Communications;

•	Patient Centered Sciences and;

•	Medical Device & Diagnostics Research.

Sales and Marketing

Our marketing strategy is focused on building a differentiated brand position for ICON and supporting our business development efforts to develop and build relationships with pharmaceutical, biotechnology, medical device, and government and public health organizations. Our marketing activities are coordinated centrally to ensure a consistent and differentiated market positioning for ICON and to ensure all marketing efforts align to the overall strategic objectives of the business. Our business development teams are located throughout the Americas, Europe and Asia Pacific regions. Business development activities are carried out by account executives with assigned territories and global account directors supporting our large accounts. Specialized business development teams focus on growing each of our business areas. Collectively, our business development team, senior executives and project team leaders share responsibility for the maintenance of key client relationships. Our aim is to develop deeper relationships within our client base in order to gain repeat business and give us opportunities to penetrate into other therapeutic indications and adjacent service lines.

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, a declining number of medium-sized providers and a smaller number of large CROs, including ICON, that are differentiated by the scale of their global operations, breadth of service portfolios and supporting technology infrastructure. The need to conduct complex research and access patients on a global basis is driving market share to these global CROs. When competing for large development programmes, ICON competes primarily with IQVIA, PAREXEL, Pharmaceutical Product Development ('PPD'), the Covance Drug Development business of LabCorp, PRA Health Sciences and Syneos Health. In some specific markets, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs including Medpace.

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

We believe that we compete favorably in all these areas and we continue to invest in our capabilities to ensure that we remain competitive in the future.

Customers

During the year ended December 31, 2018 revenue was earned from over 800 clients. During the year ended December 31, 2018 39.5% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues during the period (13.6%). No other customer contributed more than 10% of our revenues (including revenue from reimbursable expenses) during this period. During the year ended December 31, 2017 42.0% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues (including revenue from reimbursable expenses) during the period (21.0%).  No other customer contributed more than 10% of our revenues (including revenue from reimbursable expenses) during this period. See note 16 Disaggregation of Revenue.

During the year ended December 31, 2016 45% of our net revenues (excluding reimbursable expenses) were derived from our top five customers, with one customer individually contributing more than 10% of our net revenues during the period (26%). No other customer contributed more than 10% of our net revenues during this period.

The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Unsatisfied performance obligation

Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2018 we had contracted unsatisfied performance obligations of $5.3 billion (see note 17 Contract Balances). We believe that our backlog as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

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

ICON also utilizes a range of enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Amazon, Oracle, Dell, SAS and Medidata. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits.

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

We have also developed an interactive response technology (IXR) system which provides features such as centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online. Our Laboratory also utilizes (IMRA) a web based laboratory application to facilitate detailed analysis of any potential trends, signal or alerts in Laboratory data. ICON provides imaging services through the use of it internally developed MIRA platform and also utilizes Medidata’s Rave Commercial Imaging for collecting, managing and processing data to support its imaging capabilities.

ICON supports Population Pharmacokinetics & Pharmacokinetic Pharmacodynamic modeling though the use of its proprietary software NONMEM®. NONMEM® can also be accompanied with PDx-Pop proprietary software to provide graphical interfaces.

All of the Company’s global finance operations utilize Oracle’s eBusiness suite to serve the organization’s financial and project accounting requirements. Workday is used to fulfill our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes can be seen from our deployment of platforms like ICONIK Metrics Stream EDMS/QMS our global SOP Document Management system, our Web-based training delivery solution, iLearn, workflow and automation platforms such as ServiceNow, Sailpoint for identity management and governance and Pega & Argus for pharmacovigilance. The Electronic Trial Master File is delivered via ICON’s proprietary software ICOMaster or the Wingspan software platform. Our business development and contracting teams use Salesforce.

Our IT systems are operated from two Data Centre hubs in Dublin, Ireland and Philadelphia, Pennsylvania. These hubs reside within purpose built Data Centre facility locations. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Cisco Jabber, WebEx, Sharepoint and Box. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company-wide communication. IT systems are protected with robust information security controls which are independently audited twice annually as part of maintaining ICON’s ISO27001:2013 certification.

Following the acquisition of Aptiv Solutions we have integrated and continue to enhance three new technology platforms into the ICON offerings. These comprise ADDPLAN for simulation and design of exploratory/pilot and confirmatory/ pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)); AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring; and Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks. ICON utilizes PUBSHUB to automate medical and scientific communications and publications management.

Contractual Arrangements

We are generally awarded projects based upon our responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries, or work orders executed under our strategic partnership agreements.

Revenues on long term contracts are recognized based on an assessment of progress towards completion. Payment terms usually provide either for payments based on the delivery of certain identified milestones, units delivered or monthly payments, according to a contracted payment schedule over the life of the contract. Where clients request changes in the scope of a trial or in the services to be provided by us, a change order or amendment is issued which may result either in an increase or decrease in the contract value. We also contract on a "fee-for-service" or "time and materials" basis.

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In most cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the completion of certain performance targets or "milestones", on units delivered, or on a fixed monthly payment schedule. For instance, installment payments may be based on patient enrollment dates or delivery of the database.

On adoption of ASC 606 'Revenue from Contracts with Customers', we concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Gross revenue or 'revenue' is therefore our primary measure of performance on adoption of ASC 606 and in presentation of our results for the year ended December 31, 2018. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Statement of Operations. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client. Reimbursable expenses are included within direct costs on adoption of ASC 606. See note 26 for impact of new accounting policy. Reimbursable expenses are included within the contract and are invoiced on a monthly basis based on actual expenses incurred. Expenses incurred are determined by reference to activity.

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

Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters. We lease all other properties.

We maintain thirty-two offices in North America; twenty-eight in the United States, three in Canada and one in Mexico. We maintain twenty-nine in Europe; five of our offices in the UK, three each in Germany and France, two each in Italy, Ireland, Spain, and the Netherlands and one in each of Belgium, the Czech Republic, Hungary, Israel, Latvia, Poland, Romania, Sweden, Turkey and the Ukraine. We have twenty offices in Asia; six offices in China (including one in Hong Kong), four in India, three in Japan, two in Singapore, one in each of The Philippines, Russia, South Korea, Taiwan and Thailand. We have one office in Australia and one in New Zealand. We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru.  We maintain one office in South Africa.

Organizational Structure

Details of the Company’s significant subsidiaries or entities under the Company's control at December 31, 2018 are as follows:

Company	Country	Group ownership

ICON Clinical Research, S.A.	Argentina	100%

ICON Clinical Research PTY Limited	Australia	100%

ICON Clinical Research Austria GmbH	Austria	100%

DOCS International Belgium N.V.	Belgium	100%

ICON Pesquisas Clínicas LTDA.	Brazil	100%

ICON Clinical Research EOOD	Bulgaria	100%

ICON Clinical Research (Canada) Inc.	Canada	100%

Mapi Life Sciences Canada Inc.	Canada	100%

Company	Country	Group ownership
Oxford Outcomes LTD	Canada	100%

ICON Chile Limitada	Chile	100%

ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%

ICON Clinical Research (Beijing) Co., Ltd	China	100%

ICON Clinical Research Hong Kong Limited	China (Hong Kong)	100%

Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%

ICON Clinical Research s.r.o.	Czech Republic	100%

DOCS International Nordic Countries A/S	Denmark	100%

DOCS International Finland Oy	Finland	100%

DOCS International France S.A.S.	France	100%

ICON Clinical Research S.A.R.L.	France	100%

Mapi Développement SAS	France	100%

Mapi Research Trust*	France	100%

Mapi SAS	France	100%

DOCS International Germany GmbH	Germany	100%

ICON Clinical Research GmbH	Germany	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%

ICON Clinical Research India Private Limited	India	100%

ICON Clinical Research Israel Limited	Israel	100%

DOCS Italia S.R.L.	Italy	100%

ICON Japan K.K.	Japan	100%

ICON Investments Limited	Jersey	100%

ICON Clinical Research Korea Yuhan Hoesa (ICON Clinical Research Korea Ltd.)	Korea	100%

ICON CRO Malaysia SDN. BHD.	Malaysia	100%

ICON Clinical Research México, S.A. de C.V.	Mexico	100%

Company	Country	Group ownership

DOCS Insourcing B.V.	Netherlands	100%

DOCS International B.V.	Netherlands	100%

ICON Contracting Solutions Holdings B.V.	Netherlands	100%

ICON Clinical Research (New Zealand) Limited	New Zealand	100%

ICON Clinical Research Perú S.A.	Peru	100%

ICON Clinical Research Services Philippines, Inc.	Philippines	100%

DOCS International Poland Sp. z o.o.	Poland	100%

ICON Clinical Research Sp. z o.o.	Poland	100%

DOCS Resourcing Limited	Republic of Ireland	100%

ICON (LR) Limited	Republic of Ireland	100%

ICON Clinical International Unlimited Company	Republic of Ireland	100%

ICON Clinical Research Limited	Republic of Ireland	100%

ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%

ICON Holdings Unlimited Company	Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	Republic of Ireland	100%

ICON Investments Five Unlimited Company	Republic of Ireland	100%

ICON Investments Four Unlimited Company	Republic of Ireland	100%

ICON Clinical Research S.R.L.	Romania	100%

ICON Clinical Research (Rus) LLC	Russia	100%

ICON Clinical Research d.o.o. Beograd	Serbia	100%

ICON Clinical Research (Pte) Limited	Singapore	100%

ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%

ICON Clinical Research España, S.L.	Spain	100%

DOCS International Sweden AB	Sweden	100%

DOCS International Switzerland GmbH	Switzerland	100%

ICON Clinical Research (Switzerland) GmbH	Switzerland	100%

Company	Country	Group ownership

ICON Clinical Research Taiwan Limited	Taiwan	100%

ICON Clinical Research (Thailand) Limited	Thailand	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%

DOCS Ukraine LLC	Ukraine	100%

ICON Clinical Research LLC	Ukraine	100%

DOCS International UK Limited	United Kingdom	100%

ICON Clinical Research (U.K.) Limited	United Kingdom	100%

ICON Development Solutions Limited	United Kingdom	100%

Mapi Life Sciences UK Limited	United Kingdom	100%

Addplan, Inc.	USA	100%

Beacon Bioscience, Inc.	USA	100%

C4 MedSolutions, LLC	USA	100%

CHC Group, LLC	USA	100%

Complete Healthcare Communications, LLC	USA	100%

Complete Publication Solutions, LLC	USA	100%

DOCS Global, Inc.	USA	100%

Global Pharmaceutical Strategies Group, LLC	USA	100%

ICON Clinical Research LLC	USA	100%

ICON Early Phase Services, LLC	USA	100%

ICON Government and Public Health Solutions, Inc. (formerly Clinical Research Management (ClinicalRM))	USA	100%

ICON Laboratory Services, Inc.	USA	100%

ICON US Holdings Inc.	USA	100%

Managed Care Strategic Solutions, L.L.C.	USA	100%

Mapi USA, Inc.	USA	100%

MMMM Consulting, LLC	USA	100%

MMMM Group, LLC	USA	100%

Company	Country	Group ownership

PMG Research of Bristol, LLC	USA	100%

PMG Research of Charleston, LLC	USA	100%

PMG Research of Charlotte, LLC	USA	100%

PMG Research of Christie Clinic, LLC	USA	100%

PMG Research of Hickory, LLC	USA	100%

PMG Research of Raleigh, LLC	USA	100%

PMG Research of Rocky Mount, LLC	USA	100%

PMG Research of Salisbury, LLC	USA	100%

PMG Research of Wilmington, LLC	USA	100%

PMG Research of Winston-Salem, LLC	USA	100%

PMG Research, Inc.	USA	100%

Pricespective, LLC	USA	100%

PubsHub LLC	USA	100%
*Mapi Research Trust is an association, its members are ICON Subsidiary entities.

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2018, we employed approximately 13,670 employees, in 89 locations in 37 countries. During the year ended December 31, 2018 we derived approximately 34.5%, 55.7% and 9.8% of our revenue in the United States, Europe and Rest of World, respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time based on our assessment of progress towards completion.

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

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2018 we had a backlog of approximately $5.3 billion. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize the backlog.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

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

Operating Results

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2018	2017	2018	2017
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue/gross revenue	100.0%	100.0%	8.1%	1.6%
Costs and expenses:
Direct costs	70.0%	42.8%	77.0%	6.9%
Selling, general and administrative	12.6%	13.5%	0.6%	(0.6)%
Depreciation	1.9%	1.8%	16.4%	3.1%
Amortization	0.6%	0.7%	(14.1)%	2.4%
Income from operations (excluding restructuring)	14.9%	14.4%	11.5%	8.2%
Restructuring	0.5%	0.3%	61.1%	(5.0)%
Income from operations (including restructuring)	14.4%	14.1%	10.4%	8.5%

The provisions of ASC 606 were applied in the preparation and presentation of the results for the twelve months ended December 31, 2018. As ICON adopted the standard using the cumulative effect transition method, there is no restatement of comparative amounts. The results for the year ended December 31, 2017 and previously therefore reflect the provisions of ASC 605 'Revenue Recognition'. The most significant impact of application of the new standard reflects the measurement of a clinical trial service as a single performance obligation recognized over time. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Gross revenue is therefore our primary measure of performance on adoption of ASC 606. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Statement of Operations. Reimbursable expenses are included within direct costs on adoption of ASC 606. See note 26 for impact of new accounting policy. Consistent with the provisions of ASC 606, our commentary and analysis in respect of the results for the year-ended December 31, 2018 reflect our assessment of revenue as presented. Our commentary and analysis in respect of the results for the years ended December 31, 2017 and previously refer to net revenue unless otherwise stated (direct fee revenue excluding amounts reimbursable from third parties) as our primary measure of performance prior to the adoption of ASC 606.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue for the year increased by $193.5 million, or 8.1%, from $2,402.3 million (revenue including reimbursable expenses) for the year ended December 31, 2017 to $2,595.8 million for the year ended December 31, 2018. Revenue increased by 6.9% in constant currency or 3.7% in constant dollar organic. The increase in revenues can be explained by both continued organic growth and the additional revenues from the acquisition of Mapi on July 27, 2017.

Revenues from our top five customers were $1,024.1 million in the year ended December 31, 2018 compared to $1,009.7 million in the year December 31, 2017 or 39.5% and 42% respectively. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue (including revenue from reimbursables) from this customer contributed 21% of revenue for the year ended December 31, 2017, compared to 14% of revenue for the year ended December 31, 2018. The addition of new customer accounts, particularly large and mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.

Revenue in Ireland increased by $122.1 million in year ended December 31, 2018, from $944.1 million (gross revenue) for the year ended December 31, 2017 to $1,066.2 million for the year ended December 31, 2018. Revenue in Ireland during the year ended December 31, 2018 increased by 12.9% compared to an overall increase in group revenue of 8.1%.  Revenue in Ireland is principally a function of our global transfer pricing model. See note 19 Business Segment and Geographical Information for further details.

Revenue for Rest of Europe increased by $24.3 million or 6.8%, from $355.6 million for the year ended December 31, 2017 (gross revenue) to $379.9 million for the year ended December 31, 2018, principally reflecting the acquisition of Mapi in July 2017.

Revenue in the U.S. increased by $13.1 million or 1.5%, from $881.8 million for the year ended December 31, 2017 (gross revenue) to $895.0 million for the year ended December 31, 2018. Revenues in the U.S. were positively impacted by both continued organic growth and by the full year impact of the acquisition of Mapi in July 2017.

Revenue in our Rest of World (‘Other’) region increased by $33.9 million or 15.4%, from $220.8 million for the year ended December 31, 2017 (gross revenue) to $254.7 million for the year ended December 31, 2018. Revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.

Direct costs for the year increased by $790.9 million, or 77.0%, from $1,027.3 million for the year ended December 31, 2017 to $1,818.2 million for the year ended December 31, 2018. Direct costs for the year ended December 31, 2018 include reimbursable expenses of $702.8 million. Other direct costs increased by $88.1 million from $1,027.3 million for the year ended December 31, 2017 to $1,115.4 million. Other direct costs primarily consist of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in other direct costs during the period arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $81.3 million combined with an increase in other direct project related costs of $1.5 million, increases in laboratory costs of $4.3 million and an increase in travel related costs of $1.0 million.

Selling, general and administrative expenses for the year increased by $2.1 million, or 0.6%, from $323.7 million for the year ended December 31, 2017 to $325.8 million for the year ended December 31, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased from 13.5% of revenue for the year ended December 31, 2017 to 12.6% of revenue for the year ended December 31, 2018. Personnel related costs increased by $2.7 million in the year, facilities related costs increased by $4.3 million and general overhead costs net of foreign exchange costs decreased by $5.0 million.

Share based compensation expense recognized during the years ended December 31, 2018 and December 31, 2017 was $31.6 million and $30.6 million respectively.

Depreciation expense for the year increased by $7.1 million or 16.4%, from $43.4 million for the year ended December 31, 2017 to $50.6 million for the year ended December 31, 2018. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth. As a percentage of revenue, the depreciation expense increased from 1.8% for the year ended December 31, 2017 to 1.9% of revenues for the year ended December 31, 2018.  Amortization expense for the year decreased by $2.5 million or 14.1%, from $17.9 million for the year ended December 31, 2017 to $15.4 million for the year ended December 31, 2018. The amortization expense represents the amortization of intangible assets acquired on business combinations. The amortization expense for the year incorporates a full year's amortization of intangibles acquired in the Mapi acquisition on July 27, 2017. These increases were offset by the completion of amortization on other assets.  As a percentage of revenue, the amortization expense decreased from 0.7% of revenue for the year ended December 31, 2017 to 0.6% of revenues for the year ended December 31, 2018.

During the year ended December 31, 2018 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $12.5 million. The restructuring plan includes the cost of resource rationalizations in certain areas of the business to improve utilization. During the year ended December 31, 2017 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $7.8 million. See note 14 to the Audited Consolidated Financial Statements.

As a result of the above, income from operations increased by $35.0 million, or 10.4%, from $338.3 million ($346.1 million, excluding restructuring and other charges) for the year ended December 31, 2017 to $373.4 million ($385.8 million excluding restructuring charges) for the year ended December 31, 2018 . As a percentage of revenue, income from operations increased from 14.1% of revenues for year ended December 31, 2017 to 14.4% of revenues for year ended December 31, 2018.

Income from operations in Ireland increased by 10.8% from $232.0 million for the year ended December 31, 2017, to $257.1 million for year ended December 31, 2018. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model. Continued strategic investment in personnel and infrastructure together with on-going enhancement of operating processes and the successful leverage of support costs in 2018 has continued to result in a decrease of the proportion of the Group’s revenue used to support other Group entities and a corresponding increase in income from operations in Ireland during 2018.

In the Rest of Europe region, income from operations increased by $9.8 million, from $26.5 million for the year ended December 31, 2017 to $36.3 million for the year ended December 31, 2018. Excluding restructuring charges recorded income from operations in the Rest of Europe increased by $10.6 million, from $26.4 million for the year ended December 31, 2017 to $36.9 million for the year ended December 31, 2018. As a percentage of revenues income from operations in the Rest of Europe region increased from 7.5% for the year ended December 31, 2017 to 9.6% for the year ended December 31, 2018.

In the U.S. region, income from operations increased by $0.3 million or 0.5%, from $58.3 million for the year ended December 31, 2017 to $58.6 million for the year ended December 31, 2018. Excluding restructuring charges recorded income from operations in the U.S. increased by $0.2 million, from $58.2 million for the year ended December 31, 2017 to $58.3 million for the year ended December 31, 2018. As a percentage of revenues income from operations in the U.S. region decreased from 6.6% for the year ended December 31, 2017 to 6.5% for the year ended December 31, 2018.

In other regions, income from operations decreased by $0.1 million, from $21.5 million for the year ended December 31, 2017 to $21.4 million for the year ended December 31, 2018. Excluding restructuring charges recorded income from operations in other regions decreased by $0.1 million, from $21.5 million for the year ended December 31, 2017 to $21.4 million for the year ended December 31, 2018. As a percentage of revenues, income from operations in the other regions decreased from 9.7% for the year ended December 31, 2017 to 8.4% for the year ended December 31, 2018.

Interest expense increased from $12.6 million for the year ended December 31, 2017 to $13.5 million for the year ended December 31, 2018.  No amounts were drawn down during the year ended December 31, 2017 or the year ended December 31, 2018. Interest income for the year ended December 31, 2018 increased from $2.3 million for the year ended December 31, 2017 to $4.8 million for the year ended December 31, 2018.

Provision for income taxes for the period decreased from $46.6 million for the year ended December 31, 2017 to $42.0 million for the year ended December 31, 2018. The Company’s effective tax rate for the year ended December 31, 2018 was 11.5% compared with 14.2% (12.0% excluding the impact of restructuring charges and non-recurring items including US tax reform) for the year ended December 31, 2017. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Year ended December 31, 2017 compared to year ended December 31, 2016

Net revenue for the year increased by $91.9 million, or 5.5%, from $1,666.5 million for the year ended December 31, 2016 to $1,758.4 million for the year ended December 31, 2017. Revenue increased by 4.8% in constant currency. The increase in net revenues can be explained by both continued organic growth and the additional net revenues from the acquisition of Mapi on July 27, 2017 and the full year impact of the acquisition of ICON Government & Public Health Solutions (''GPHS'') (formerly Clinical Research Management) acquired on September 15, 2016.

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

Net revenue for Rest of Europe increased by $23.9 million or 7.6%, from $313.2 million for the year ended December 31, 2016 to $337.1 million for the year ended December 31, 2017, principally reflecting the acquisition of Mapi in July 2017. Net revenue in the U.S. increased by $27.7 million or 3.6%, from $763.8 million for the year ended December 31, 2016 to $791.5 million for the year ended December 31, 2017. Net revenues in the U.S. were positively impacted by both continued organic growth and by the acquisition of Mapi on July 27, 2017 and the full year impact of the acquisition of ICON Government & Public Health Solutions (''GPHS'') on September 15, 2016. Net revenue in our Rest of World (‘Other’) region increased by $26.6 million or 14.9%, from $178.9 million for the year ended December 31, 2016 to $205.5 million for the year ended December 31, 2017.  Net revenues in

non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.

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

Selling, general and administrative expenses for the year decreased by $2.0 million, or 0.6%, from $325.7 million for the year ended December 31, 2016 to $323.7 million for the year ended December 31, 2017. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of net revenue, selling, general and administrative expenses decreased from 19.5% of net revenue for the year ended December 31, 2016 to 18.4% of net revenue for the year ended December 31, 2017. Personnel related costs increased by $0.7 million in the year, facilities related costs decreased by $0.5 million and general overhead costs net of foreign exchange costs decreased by $2.1 million. During the year ended December 31, 2017, a credit of $6.0 million was recorded being the reduction in the assessment of the fair value of contingent consideration liability relating to the acquisition of (''GPHS'') (see note 4 of the Financial Statements at Item 19). Once-off professional costs of $3.5 million related to a proposed transaction were also recorded.

Share based compensation expense recognized during the years ended December 31, 2017 and December 31, 2016 was $30.6 million and $40.3 million respectively.

Depreciation expense for the year increased by $1.3 million, or 3.1%, from $42.1 million for the year ended December 31, 2016 to $43.4 million for the year ended December 31, 2017. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth.  As a percentage of net revenue, the depreciation expense remained unchanged at 2.5% of net revenues for the year ended December 31, 2016 and the year ended December 31, 2017.  Amortization expense for the year increased by $0.4 million, or 2.3%, from $17.5 million for the year ended December 31, 2016 to $17.9 million for the year ended December 31, 2017. The amortization expense represents the amortization of intangible assets acquired on business combinations. The amortization expense for the year includes amortization of intangibles acquired in the Mapi acquisition on July 27, 2017 and the impact of a full year’s amortization for GPHS acquired on September 15, 2016. These increases were offset by the cessation of amortization on other assets.  As a percentage of net revenue, the amortization expense decreased from 1.1% of net revenue for the year ended December 31, 2016 to 1.0% of net revenues for the year ended December 31, 2017.

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

In the U.S. region, income from operations increased by $17.0 million or 41.2%, from $41.3 million for the year ended December 31, 2016 to $58.3 million for the year ended December 31, 2017. Excluding restructuring charges recorded income from operations in the U.S. increased by $13.6 million, from $44.6 million for the year ended December 31, 2016 to $58.2 million for the year ended December 31, 2017. As a percentage of net revenues income from operations in the U.S. region increased from 5.4% (5.8% excluding restructuring charges) for the year ended December 31, 2016 to 7.4% (7.3% excluding restructuring charges) for the year ended December 31, 2017, principally reflecting a credit of $6.0 million recorded on revaluation of the contingent consideration related to the acquisition of GPHS, the income contribution since acquisition of GPHS, and the impact of refinements to the consideration earned by US subsidiaries under the Group’s global transfer pricing model.  These increases were offset in part by increased amortization charges.

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

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2017	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2018
$ in thousands
Cash and cash equivalents	282,859	—	118,320	—	(5,328)	395,851
Available for sale investments	77,589		(18,909)	1,230		59,910
Private placement notes	(348,888)	—	—	(376)	—	(349,264)

	11,560	—	99,411	854	(5,328)	106,497

The Company’s cash and available for sale investments at December 31, 2018 amounted to $455.8 million compared with cash and available for sale investments of $360.4 million at December 31, 2017. The Company’s cash and short term investment balances at December 31, 2018 comprised cash and cash equivalents $395.9 million and short-term investments $59.9 million. The Company’s cash and short term investment balances at December 31, 2017 comprised cash and cash equivalents $282.9 million and short-term investments $77.6 million.

On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility replaces the $100.0 million facility which was entered into in June 2014 due to mature in June 2019. The facility bears interest at LIBOR plus a margin. No amounts were drawn at December 31, 2018, or at December 31, 2017, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at December 31, 2018 were $150.0 million and at December 31, 2017 were $100.0 million.

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Development SAS ('Mapi'). Mapi is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $144.1 million.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired ICON Government & Public Health Solutions (''GPHS'') (formerly Clinical Research Management (ClinicalRM)) which resulted in net cash outflows of $52.4 million (including certain payments made on behalf of GPHS totaling $9.2 million).

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

Net cash provided by operating activities was $268.6 million for the year ended December 31, 2018 compared with net cash provided by operating activities of $383.1 million for the year ended December 31, 2017.

The dollar value of these balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations as performed. Billed and unbilled revenue also includes amounts recoverable from customers in respect of reimbursable costs. On adoption of ASC 606, we concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs on adoption of ASC 606 and are recorded based on activity undertaken by the third party. Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2018 were $85.6 million (see note 7 Other liabilities). Contractual terms with our customers require ICON to receive and discharge payment to third parties prior to billing the customer for these items. Days’ revenue outstanding will vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and or the timing of cash receipts from customers. A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days’ revenue outstanding at December 31, 2018 was 67 days compared to 49 days at December 31, 2017 . This reflects both extended credit terms provided to a number of key accounts and timing of cash collections. The increase in days' revenue outstanding and a reduction in days payment outstanding resulted in a reduction in cash provided by operations.

Net cash used in investing activities was $37.3 million for the year ended December 31, 2018 compared to net cash used in investing activities of $177.8 million for the year ended December 31, 2017. Net cash used in the year ended December 31, 2018 arose principally on the investment in capital expenditure of $48.4 million, offset in part by the net income on the sale of short-term investments of $18.9 million. In December 2017, net cash used in investing activities of $177.8 million was driven by cash paid for acquisitions of $144.1 million (excluding cash acquired with subsidiary undertaking of $19.6 million - see note 4 Business Combinations for further details), capital expenditures of $44.7 million and the purchase of short-term investments of $41.7 million offset by the sale of short-term investments of $33.1 million.

Capital expenditure of $48.4 million for the year ended December 31, 2018 comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth. During the year ended December 31, 2018 the Company incurred a net cash outflow of $18.8 million in respect of the purchase and sale of short-term investments. This compares to receipt of a net $8.6 million during the year ended December 31, 2017.

Net cash outflow from financing activities amounted to $113.0 million for the year ended December 31, 2018 compared with net cash outflow from financing activities of $119.3 million for the year ended December 31, 2017. Cash outflows in respect of financing activities includes consideration paid by the Company for share buybacks pursuant to the Company’s share repurchase program totalling $129.0 million in the year-ended December 31, 2018 (see note 12 Share Capital for further information).
As a result of these cash flows, cash and cash equivalents increased by $113.0 million for the year ended December 31, 2018 compared to an increase of $90.3 million for the year ended December 31, 2017.

Contractual obligations table
The following table represents our contractual obligations and commercial commitments as of December 31, 2018:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	126.6	32.6	48.2	26.6	19.2
Senior Notes	350.0	—	350.0	—	—
Interest on Senior Notes	25.5	12.7	12.8	—	—
Current and Non-current tax liabilities	18.2	1.4	3.9	9.6	3.3
Total (U.S.$ in millions)	$520.3	$46.7	$414.9	$36.2	$22.5

We expect to spend approximately $55 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

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

We earn revenues by providing a number of different services to our clients. These services, which are integral elements of the clinical development process, include clinical trials management, contract staffing, consulting, and laboratory services. Contracts range in duration from a number of months to several years. The criteria for revenue recognition is based on five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company adopted ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the twelve months ended December 31, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. See note 26 for details of adoption.

The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. An assessment of the realizable contract value is judgmental in nature. The realizable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

Revenue is recognized on a percentage completion basis as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on an input measure being total project costs (inclusive of third party costs) at each reporting period. Measurement of the progress towards completion involves judgment and estimation. Assessment of completion requires an evaluation of labor and related time cost incurred at the reporting date and third party costs incurred at the reporting date. The assessment of third party costs incurred (principally investigator costs) requires a review of activity performed and recorded by the third party services providers. The timing of payments to third parties in respect of cost incurred reflect invoicing by third parties. The timing difference between the activity performed and receipt of invoices from third parties may result in significant accrued amounts at reporting periods.

The assessment of progress towards completion also requires an up to date evaluation of the forecast costs to complete in respect of these projects. Given the long-term nature of the clinical trials, and the complex nature of those trials, the forecast costs to complete (being internal direct costs and costs that will be incurred by third parties (principally investigators)) is judgmental. Forecast time (and related costs) is determined by reference to (i) contract terms and (ii) past experience. Forecast third party costs to complete are determined by project by project reference to (i) contract terms and (ii) past experience.
Our contracting services revenue is recognized on a right to invoice basis. Our consulting services revenue is recognized based on an assessment of progress towards completion at each reporting period. Laboratory services revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Service revenue is recognized over time as the services are delivered to the customer based on an assessment of progress towards completion.
Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year-ended December 31, 2018

The Company adopted ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the twelve months ended December 31, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. See note 26 for details of adoption.

The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project.

Impact of new accounting pronouncements which will be adopted during fiscal year-ended December 31, 2019

In February 2016, the FASB issued ASU 2016-02, 'Leases', requiring lessees to recognize a right-of-use asset and a lease liability on the Consolidated Balance Sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year-ended December 31, 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures. See note 15 Commitments and Contingencies for details of operating leases held during year-ended December 31, 2018. A lease liability and right-of-use asset will be recorded on the Consolidated Balance Sheet at December 31, 2019. We estimate the impact of the adoption of ASC 842 will be the recognition of a right-of use asset and of lease liabilities in the range of $100 million to $110 million. Under the new standard we expect an insignificant change in net result due to the replacement of operating lease expenses with amortization of the lease asset and the interest expense.

In July 2018, the FASB issued ASU 2018-11, which creates a new, optional transition method for implementing ASU 2016-02 and a lessor practical expedient for separating lease and non-lease components.
This ASU is effective:
•For entities that have not early adopted ASU 2016-02 with the effective date of ASU 2016-02.
•For entities that have early adopted ASU 2016-02 upon issuance. However, it can only be adopted by entities either at (1) the beginning of the company’s first reporting period after issuance or (2) the entity’s mandatory ASC 842 effective date. The Company has elected to adopt this transition method for implementing ASU 2016-02 and the related practical expedient.

In July 2018, the FASB issued ASU 2018-10 which clarifies and corrects errors in ASC 842. The effective date and transition requirements in ASU 2018-10 are the same as the effective date and transition requirements of ASU 2016-02.

In January 2018, the FASB issued ASU 2018-01, which clarifies that land easements are in the scope of ASU 2016-02, 'Leases', and provides transition relief. The effective date and transition requirements in ASU 2018-01 are the same as the effective date and transition requirements of ASU 2016-02. This clarification does impact on the impact assessment of the adoption of ASC 842.

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

In February 2017, the FASB issued ASU 2017-05 'Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets'. In February 2017, the FASB issued ASU 2017-05 which clarifies the guidance in Subtopic 610-20 on accounting for derecognition of a nonfinancial asset. The ASU also defines in-substance nonfinancial assets and includes guidance on partial sales of non-financial assets. The adoption of ASU 2017-05 is not expected to have an impact on the financial statements.

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of the ASU is not expected to have an impact on the financial statements.

In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The ASU is effective for public business entities that are SEC filers for interim and annual periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-13 is not expected to have a significant impact on the financial statements.

In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. Most of the amendments are effective immediately.
Some of the amendments are effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2018.
•All other entities for annual periods in fiscal years beginning after December 15, 2019 and interim periods in fiscal years beginning after December 15, 2020. Other amendments, which affect recently issued ASUs that are not yet effective, are effective with the original ASU. The impact of adoption of ASU 2018-09 is not expected to be significant.

In June 2018, the FASB issued ASU 2018-08 which clarifies and improves current guidance about whether a transfer of assets (or the reduction, settlement, or cancellation of liabilities) is a contribution or an exchange transaction. For transactions in which an entity is either a public business entity or an NFP that has issued, or is a conduit bond obligor for securities that are traded, listed, or quoted on an exchange or an over-the-counter market and serves as a resource recipient, the entity should apply the amendments in this ASU on contributions received to annual and interim periods in fiscal years beginning after June 15, 2018. All other entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. For transactions in which an entity is either a public business entity or an NFP that has issued, or is a conduit bond obligor for securities that are traded, listed, or quoted on an exchange or an over-the-counter market and serves as a resource provider, the entity should apply the amendments in this ASU on contributions made to annual and interim periods in fiscal years beginning after December 15, 2018. All other entities should apply the amendments for transactions in which the entity serves as the resource provider for annual periods in fiscal years beginning after December 15, 2019 and interim periods in fiscal years beginning after December 15, 2020. Early adoption of the amendments is permitted. The adoption of ASU 2018-08 is not expected to have a significant impact on the financial statements.

In February 2018, the FASB issued ASU 2018-02 which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The adoption of ASU 2018-02 is not expected to have a significant impact on the financial statements.

In December 2017, the FASB issued ASU 2017-15. The ASU eliminates Topic 995, which includes an exemption to the recognition of deferred taxes on certain statutory reserve deposits that were, but are no longer, tax deferred. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. The adoption of ASU 2017-15 is not expected to have a significant impact on the financial statements.

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

In August 2018, the FASB issued ASU 2018-15, which clarifies that implementation costs incurred by customers in cloud computing arrangements are deferred if they would be capitalized by customers in software licensing arrangements under the internal-use software guidance.
This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2019.
•Early adoption is permitted. Our evaluation of the impact of adoption of ASU 2018-15 is on-going.

In August 2018, the FASB issued ASU 2018-14, which aims to improve the overall usefulness of disclosures to financial statement users and reduce unnecessary costs to companies when preparing defined benefit plan disclosures.
This ASU is effective for:
•Public business entities for financial statements issued for fiscal years ending after December 15, 2020.
Retrospective adoption is required and early adoption is permitted. Our evaluation of the disclosure impact of adoption of ASU 2018-14 is on-going.

In August 2018, the FASB issued ASU 2018-13 which aims to improve the overall usefulness of disclosures to financial statement users and reduce unnecessary costs to companies when preparing fair value measurement disclosures. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2019. Retrospective adoption is required except for the following changes, which are required to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption:
•Changes in unrealized gains and losses included in other comprehensive income for Level 3 instruments;
•The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements; and
•The narrative description of measurement uncertainty.
Early adoption is permitted. An entity may early adopt any eliminated or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. In such cases, users should refer to the Codification for disclosure requirements. Our evaluation of the disclosure impact of adoption of ASU 2018-13 is on-going.

In August 2018, the FASB issued ASU 2018-12 which changes how insurance entities recognize, measure, present and disclose long-duration contracts. This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2020.
•Early adoption is permitted. The adoption of ASU 2018-12 is not expected to impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07 which more closely aligns the accounting for employee and nonemployee share-based payments.
This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2018.
•The adoption of ASU 2018-07 is not expected to have a significant impact on the financial statements.

Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of March 1, 2019.

Name	Age	Position
Ciaran Murray	56	Non Executive Chairman and Director
Dr. Steve Cutler (1) (5)	58	Chief Executive Officer and Director
Brendan Brennan (1)(5)	40	Chief Financial Officer
Ronan Murphy (2) (3)(5)	61	Lead Independent Director
Declan McKeon (3)(4)	67	Director
Dr. John Climax	66	Director
Professor Dermot Kelleher	63	Director
Professor William Hall (2)(4)	69	Director
Mary Pendergast (2)	68	Director
Professor Hugh Brady (3)	59	Director
Eugene McCague (3)	60	Director
Joan Garahy (2) (4)	56	Director
Diarmaid Cunningham	44	Chief Administrative Officer, General Counsel & Company Secretary

(1)	Named Executive Officer of the Company.

(2)	Member of Compensation and Organization Committee.

(3)	Member of Audit Committee.

(4)	Member of Nominating and Governance Committee.

(5)	Member of Execution Committee.

Ciaran Murray was appointed as the Executive Chairman of ICON plc in March 2017, having previously served as Chief Executive Officer from October 2011. In February 2018, the Board approved the appointment of Mr. Murray as non-Executive Chairman of ICON plc with effect from May 12, 2018. Mr. Murray joined ICON as Chief Financial Officer in 2005 and he served in that capacity until his appointment as Chief Executive Officer. Mr. Murray is an executive with 37 years experience forged from a career spent operating in global markets in high-growth entrepreneurial companies and blue-chip multi-nationals, including PwC Ireland, Kraft Foods, Novell Inc., Northern Foods and Codec Systems. Mr. Murray has also played a leadership role in advocating for safe, ethical high-quality research through his 2014 Chairmanship of the Association of Clinical Research Organisations (ACRO). ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. In 2014, Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry. Mr. Murray graduated with a Bachelor of Commerce degree from University College Dublin and he is a Fellow of the Institute of Chartered Accountants in Ireland. He was

awarded an Honorary Degree of Doctor of Laws from University College Dublin in 2013 for his support of third level research and innovation in Ireland.

Dr. Steve Cutler was appointed Chief Executive Officer of ICON plc in March 2017, having previously served as Chief Operating Officer from January 2014. Dr. Cutler served as Group President Clinical Research Services since November 2011 until his appointment as Chief Operating Officer. Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company, Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe, as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. Dr. Cutler holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan has developed his career over the last twenty years from experience in various industries. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his broad financial experience in Cement Roadstone Holdings, a major Irish building materials organization. Mr. Brennan spent a number of years in public accounting with PwC prior to this. Mr. Brennan is a Fellow of the Institute of Chartered Accountants in Ireland and holds a bachelor’s degree in Accounting and Finance from Dublin City University.
Ronan Murphy has served as an outside Director of the Company since October 2016. He was appointed as Lead Independent Director in January 2019. Mr. Murphy is the former Senior Partner of PwC Ireland. Mr. Murphy was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. As an Assurance Partner, he served clients across a number of sectors. In 1995, Mr. Murphy joined the firm’s leadership team and held a number of operational leadership roles, prior to being appointed as Partner in Charge of the Firm’s Assurance Practice in 2003, a position he held for four years prior to his appointment as Senior Partner. Mr. Murphy is presently Chairman of Greencoat Renewables PLC and a non-executive director of Davy Stockbrokers and of Liberty Insurance's operations in Ireland. Mr. Murphy currently serves as a Board Member of the UCD Michael Smurfit Business School, as a council member of the ESRI and as Chair of Business in the Community Ireland. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.

Declan McKeon has served as an outside Director of the Company since April 2010 and served as acting Chairman from April 2016 until March 2017. He served as the Lead Independent Director from March 2017 to December 2018. Mr. McKeon was a partner in PwC Ireland from 1986 to 2007. His roles included leadership of the audit and business advisory team for PwC Ireland, membership of the PwC Europe audit and business advisory services executive and market sector leader for consumer and industrial products. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009 and as Chief Executive Officer from June 1990 to October 2002. From January 2010 he has held a position as an outside Director of the Company. Dr. Climax has over 25 years of experience in the clinical research industry. Dr. Climax is the Executive Chairman of DS Biopharma Limited. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland and an honorary professorship at the National University of Singapore. He is currently Executive Chairman of DS Biopharma and CEO of Afimmune, both of which are private companies.

Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. Professor Kelleher is currently Dean of the Faculty of Medicine and Vice President (Health) at the University of British Columbia in Vancouver. From 2012 to 2015 he was Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London and concurrently Dean of the Lee Kong Chian School of Medicine in Singapore from 2012 to 2014. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. Professor Kelleher’s research interests have focused on immunology of gastrointestinal infection, cancer and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field. He is a Fellow of the Academy of Medical Sciences. Alongside his notable academic appointments,

Professor Kelleher has been President of the Federation of European Academies of Medicine, has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

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

Mary Pendergast has served as an outside Director of the Company since February 2014. Ms. Pendergast is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organizations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation plc from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.

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

Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of FLY Leasing Limited, an aircraft leasing company listed on the New York Stock Exchange, and on the board of the Irish branch of AON Insurance. He also serves as chairman of Ibec, Ireland’s leading business representative association. Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of Dublin Institute of Technology, chairman of the Dublin Institute of Technology Foundation and chairman of the governing authority of University College Dublin. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.

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

Diarmaid Cunningham is Chief Administrative Officer, General Counsel, Executive Vice President and Company Secretary. Mr. Cunningham joined the Company as General Counsel in November 2009. From 2009 until 2013, Mr. Cunningham was based in the Company’s global headquarters in Dublin. In 2013, Mr. Cunningham was seconded to the Company’s US headquarters in Pennsylvania and that secondment ended in 2018 when Mr. Cunningham returned to Dublin. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel. This expansion of his role means Mr. Cunningham has responsibility to the Company’s Quality Assurance, Client Contracts Services, Facilities and Procurement groups in addition to his responsibility for the Company’s Legal group. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997, qualified as a lawyer in 2001 and completed the Stanford Executive Program at Stanford University in California in 2015. Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. Prior to joining the Company, Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms.

Board Practices

Board of Directors

The business of the Company is managed by the Directors who may exercise all the powers of the Company which are not required by the Companies Act 2014 of Ireland or by the Constitution of the Company to be exercised by the Company in general meeting. A meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors. The Directors may delegate (with power to sub-delegate) to any Director holding any executive office and to any Committee consisting of one or more Directors, together with such other persons as may be appointed to such Committee by the Directors, provided that a majority of the members of each Committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such Committee shall be effective unless two of the members of the Committee present at the meeting at which it was passed are Directors.

The Board comprises one executive and ten outside Directors at the date of this report. The outside Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards. The Company considers all of its outside Directors to be of complementary skills, experience and knowledge and each outside Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (11 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2018 the Board held seven board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2018 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election

The Company’s Constitution provides that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2019, it is anticipated that three Directors will retire in accordance with the Constitution and offer themselves for re-election. The Board of Directors adopted a Non-Executive Director Policy for Service on April 24, 2018 which provides that, subject to individual waiver by the Board, an outside director of ICON plc shall serve on the Board of the Directors for an initial term which expires at the fourth annual general meeting after their appointment. Each outside Director may serve for a further two terms of 3 years each subject to the Board’s approval. After the final 3 year term the Board may request that the outside Director serve for a further 1 year term which may be renewed annually subject to the Board’s approval. For an outside director who previously served as an executive of the Company, the initial 3 year term referred to in this policy is deemed to commence on the date that he is determined to be independent as per the NASDAQ Rules. This policy does not apply to Dr. John Climax as he is a founder of the Company.

Lead Independent Director

The Board of Directors adopted a Lead Independent Director Charter on February 14, 2017 which provides that in circumstances where the Chairman of the Board is not independent, the independent members of the Board of Directors shall appoint, from among their number, a Lead Independent Director. The Lead Independent Director shall generally assist in optimizing the effectiveness and independence of the Board of Directors by performing such duties as described in the charter, on behalf of the Board of Directors, including coordinating the meetings of the other non-employee and independent directors, and such other duties as determined from time to time by the Board of Directors and/or its independent members. Mr. Declan McKeon, who served as Lead Independent Director since March 1, 2017 stepped down on January 1, 2019 and Mr. Ronan Murphy was appointed as Lead Independent Director with effect from that date.

Board committees

The Board has delegated some of its responsibilities to Board Committees. There are four permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board committees. The Audit Committee, Compensation and Organization Committee and Nominating and Governance Committee each completed a self-evaluation of the performance of the committee in respect to the year ended December 31, 2018 and each committee was satisfied with their performance.

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. The Audit Committee is currently comprised of four independent Directors: Ronan Murphy (Chairperson), Declan McKeon, Professor Hugh Brady and Eugene McCague. Professor Dermot Kelleher and Professor William Hall, who served as a members of the Committee during 2018, stepped down on May 1, 2018. Professor Hugh Brady and Eugene McCague joined the Committee on May 1, 2018. Declan McKeon stepped down as Chairperson and Ronan Murphy assumed the position of Chairperson of the Committee with effect from February 19, 2019.

Compensation and Organization Committee

The Compensation and Organization Committee is responsible for senior executive remuneration. The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company. Annual bonuses for the executive Directors and senior executive management are determined by the committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Company’s senior management. The Compensation and Organization Committee is currently comprised of the following independent Directors: Joan Garahy (Chairperson), Professor William Hall, Mary Pendergast and Ronan Murphy. Declan McKeon, who served as a member of the Committee during 2018, stepped down as a member of the Committee on May 1, 2018. Joan Garahy joined the Committee on May 1, 2018. Ronan Murphy stepped down as Chairperson of the Committee and Joan Garahy assumed the position Chairperson with effect from February 19, 2019.

Nominating and Governance Committee

The Nominating and Governance Committee reviews the membership of the Board of the Company and Board committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside Directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate. The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Nominating and Governance Committee currently comprises the following independent Directors: Professor William Hall (Chairperson), Declan McKeon and Joan Garahy. Ronan Murphy, who served as a member of the Committee during 2018, stepped down as a member of the Committee on May 1, 2018. Joan Garahy joined the Committee on May 1, 2018.

Execution Committee

The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board within the limits set out in the Charter of the Execution Committee. The Execution Committee exercises business judgment to act in what the committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate. The Execution Committee is currently comprised of the following Directors and Officer: Steve Cutler (Chairperson), Ronan Murphy, and Brendan Brennan. On January 1, 2019, Declan McKeon stepped down as a member of the Execution Committee and Ronan Murphy joined the Committee.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2018 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray	7/7	—	—	—
Dr. Steve Cutler	7/7	—	—	—
Declan McKeon (1) (2)	7/7	4/4	2/2	5/5
Dr. John Climax (1)	7/7	—	-	—
Dr. Ronan Lambe (1) (3)	5/5	—	—	—
Prof. Dermot Kelleher (1) (4)	7/7	2/2	—	—
Prof. William Hall (1) (4)	7/7	2/2	4/4	5/5
Mary Pendergast (1) (5)	6/7	—	3/4	—
Prof. Hugh Brady (1) (4)	7/7	2/2	—	—
Ronan Murphy (1) (5)	7/7	4/4	4/4	3/3
Eugene McCague (1) (4)	7/7	2/2	—	—
Joan Garahy (1) (2) (5)	7/7	—	2/2	2/2

(1)	Independent Director as defined under NASDAQ Rule 5605(a)(2).

(2)
Mr. Declan McKeon retired from the Compensation and Organization Committee with effect from May 1, 2018. Ms. Joan Garahy was appointed to the Compensation and Organization Committee with effect from May 1, 2018.

(3)	Dr. Ronan Lambe retired as a Director of the Board on July 24, 2018.

(4)
Prof. Dermot Kelleher and Prof. William Hall retired from the Audit Committee with effect from May 1, 2018 and Prof. Hugh Brady and Mr. Eugene McCague were appointed to the Audit Committee with effect from May 1, 2018.

(5)
Mr. Ronan Murphy retired from the Nominating and Governance Committee with effect from May 1, 2018 and Ms. Joan Garahy was appointed to the Nominating and Governance Committee with effect from May 1, 2018.

(6)	All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organization Committee based on the achievement of the Group’s and individual performance objectives. Base salary, bonus awards and Directors’ fees were determined by the Compensation and Organization Committee in U.S. dollars or euro.

Outside Directors’ remuneration

Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. During 2018, each Outside Director (excluding the Board Chairman) was paid an annual retainer of $65,000 and additional fees for Board Committee service.

Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to the Outside Director role of Non-Executive Chairman. The arrangements with the Non-Executive Chairman of the Board provide for payment of €300,000 (translated at average rate for the year: $355,380) annually. During 2018, Mr. Declan McKeon served as Lead Independent Director and received an additional fee of $25,000 for this role. Mr. Ronan Murphy was appointed as Lead Independent Director with effect from 1 January 2019 and he will receive an additional fee of $25,000 for this role.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/ biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 50% and 100% with actual pay outs ranging from 25% to 100% of salary based on group and individual performance.

A total bonus of $1.4 million was awarded to the following individuals; Dr. Steve Cutler Chief Executive Officer ($1.1 million) and Mr. Brendan Brennan Chief Financial Officer ($0.3 million) to reflect their contribution to the performance of the Company during 2018. These amounts were approved by the Compensation and Organization Committee and will be paid during the year-ended December 31, 2019.

The Company’s executives are eligible to receive equity incentives, including stock options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, at its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

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

Executive Compensation
Summary compensation table - Year ended December 31, 2018

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray Non-executive Chairman, former Chairman and former Chief Executive Officer	2018	135	—	17	5	157	2,677	232	3,066

Dr. Steve Cutler Chief Executive Officer and former Chief Operating Officer	2018	1,100	1,100	186	195	2,581	5,235	44	7,860

Brendan Brennan, Chief Financial Officer	2018	560	323	70	26	979	1,569	—	2,548
Total	2018	1,795	1,423	273	226	3,717	9,481	276	13,474

Summary compensation table - Year ended December 31, 2017

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray Executive Chairman and former Chief Executive Officer	2017	1,119	339	140	35	1,633	5,903	—	7,536

Dr. Steve Cutler Chief Executive Officer and former Chief Operating Officer	2017	1,045	1,210	110	235	2,600	4,453	37	7,090

Brendan Brennan, Chief Financial Officer	2017	525	393	66	26	1,010	1,503	—	2,513
Total	2017	2,689	1,942	316	296	5,243	11,859	37	17,139

Director Compensation
Summary compensation table - Year ended December 31, 2018

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray*	2018	135	17	5	157	2,677	232	3,066
Declan McKeon	2018	—	—	—	—	279	127	406
John Climax	2018	—	—	—	—	279	65	344
Ronan Lambe**	2018	—	—	—	—	1,416	36	1,452
Dermot Kelleher	2018	—	—	—	—	279	69	348
William Hall	2018	—	—	—	—	283	102	385
Mary Pendergast	2018	—	—	—	—	277	78	355
Hugh Brady	2018	—	—	—	—	277	73	350
Steve Cutler	2018	1,100	186	1,295	2,581	5,235	44	7,860
Ronan Murphy	2018	—	—	—	—	173	102	275
Eugene McCague	2018	—	—	—	—	133	73	206
Joan Garahy	2018	—	—	—	—	133	82	215
Total	2018	1,235	203	1,300	2,738	11,441	1,083	15,262

*	Appointed as Executive Chairman on March 1, 2017 and non-Executive Chairman from May 12, 2018

**	Retired from the Board at the AGM on July 24, 2018

Summary compensation table - Year ended December 31, 2017

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray *	2017	1,119	140	374	1,633	5,903	—	7,536
Declan McKeon**	2017	—	—	—	—	137	169	306
John Climax	2017	—	—	—	—	137	69	206
Ronan Lambe	2017	—	—	—	—	137	69	206
Dermot Kelleher	2017	—	—	—	—	137	83	220
William Hall	2017	—	—	—	—	148	113	261
Mary Pendergast	2017	—	—	—	—	131	81	212
Hugh Brady	2017	—	—	—	—	131	65	196
Steve Cutler	2017	1,045	110	1,445	2,600	4,453	37	7,090
Ronan Murphy	2017	—	—	—	—	27	110	137
Eugene McCague ***	2017	—	—	—	—	—	16	16
Joan Garahy ****	2017	—	—	—	—	—	8	8
Total		2,164	250	1,819	4,233	11,341	820	16,394

*	Appointed as Executive Chairman on March 1, 2017.

**	Appointed as Lead Independent Director on March 1, 2017. Acting Chairman until March 1, 2017.

***	Appointed to the Board on October 3, 2017.

****	Appointed to the Board on November 16, 2017.

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Dr. Steve Cutler

Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 12 months’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,100,000 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at March 1, 2019 165,328 ordinary share options at exercise prices ranging from $47.03 to $115.11 per share, 27,867 Restricted Share Units which vest on various dates between March 2019 and March 2021 and 55,616 (up to a maximum of 111,232 based on certain performance conditions) Performance Share Units which vest between March 2019 and March 2021 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

Mr. Brendan Brennan

Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment, he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $559,802 (€472,566) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at March 1, 2019 73,472 ordinary share options at exercise prices ranging from $32.37 to $115.11 per share, 7,376 Restricted Share Units, which vest on various dates between March 2019 and March 2021, and 17,526 (up to a maximum of 35,052 based on certain performance conditions) Performance Share Units which vest between March 2019 and March 2021 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board. The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray

Mr. Ciaran Murray has served as Non-Executive Chairman of the Board of Directors since May 2018 having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as an Director of the Company since October 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Under this agreement from October 18, 2017, Mr. Murray was entitled to receive an annual salary of $355,380 (€300,000) and a bonus to be agreed by the Compensation and Organization Committee. Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to Non-Executive Chairman. The current arrangement with Mr. Murray provides for the payment to him of fees of $355,380 (€300,000) per annum in respect of his position as Non-Executive Chairman. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. As Chief Financial Officer, Chief Executive and Executive Chairman, Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units. The vesting of the ordinary share options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018 was accelerated and the outstanding Ordinary Share options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeited on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018. He was previously granted and held at March 1, 2019 133,259 ordinary share options at exercise prices ranging from $47.03 to $125.74 per share.

Mr. Ronan Murphy

Mr. Ronan Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The arrangements with Mr. Murphy (including changes effective from February 2019) continue to provide for the payment to him of Directors fees of $122,500 per annum. He was previously granted and held at March 1, 2019 12,698 ordinary share options at an exercise prices ranging from $90.03 to $125.74.

Dr. John Climax

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Director fees of $65,000 per annum. He was previously granted and held at March 1, 2019 47,755 ordinary share options at exercise prices ranging from $22.30 to $125.74 per share.

Mr. Declan McKeon

Mr. Declan McKeon has served as an outside Director of the Company since April 2010. He served as Lead Independent Director from March 2017 until January 2019, having served as Acting Chairman of the Board from April 2016 until March 2017. The arrangements with Mr. McKeon effective from January 2019, provide for the payment to him of Directors fees of $90,000 per annum in respect of his position as Director. He was previously granted and held at March 1, 2019 23,495 ordinary share options at exercise prices ranging from $40.83 to $125.74.

Professor Dermot Kelleher

Professor Dermot Kelleher has served as an outside Director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of Director fees of $65,000 per annum. He was previously granted and held at March 1, 2019 23,495 ordinary share options at an exercise price ranging from $40.83 to $125.74.

Professor William Hall

Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $97,500 per annum. He was previously granted and held at March 1, 2019 23,495 ordinary share options at exercise prices ranging from $40.83 to $125.74.

Ms. Mary Pendergast

Ms. Mary Pendergast has served as an outside Director of the Company since February 2014. The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $77,500 per annum. She was previously granted and held at March 1, 2019 43,255 ordinary share options at exercise prices ranging from $40.83 to $125.74.

Professor Hugh Brady

Professor Hugh Brady has served as an outside Director of the Company since April 2014. The arrangements with Professor Brady provide for the payment to him of Directors fees of $77,500 per annum. He was previously granted and held at March 1, 2019 43,255 ordinary share options at exercise prices ranging from $40.83 to $125.74.

Mr. Eugene McCague

Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The arrangements with Mr. McCague provide for the payment to him of Directors fees of $77,500 per annum. He was previously granted and held at March 1, 2019 5,005 ordinary share options at an exercise price of $125.74.

Ms. Joan Garahy

Ms. Joan Garahy has served as an outside Director of the Company since November 2017. The arrangements with Ms. Garahy provide for the payment to her of Directors fees of $97,500 per annum effective from February 20, 2019. She was previously granted and held at March 1, 2019 5,005 ordinary share options at an exercise price of $125.74.

Employees

At December 31, 2018, December 31, 2017 and December 31, 2016 we employed approximately 13,670, 13,250 and 12,500 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

Share Ownership

Shares

The following table sets forth certain information as of March 1, 2019 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	—	—
Dr. Steve Cutler	40,424	0.08%
Mr. Brendan Brennan	9,199	0.02%
Dr. John Climax	685,011	1.27%
Professor Dermot Kelleher	—	—
Mr. Declan McKeon	—	—
Professor William Hall	—	—
Ms. Mary Pendergast	—	—
Professor Hugh Brady	—	—
Mr. Ronan Murphy	—	—
Mr. Eugene McCague	—	—
Ms. Joan Garahy	—	—

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of March 1, 2019 regarding beneficial ownership of restricted share units (“RSUs”) and performance share units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs	Vesting Date	No. of PSUs (1)	Vesting Date
Dr. Steve Cutler	5,271	March 3, 2019	22,117	March 4, 2019
	4,299	March 3, 2019	18,449	March 3, 2020
	4,424	March 4, 2019	15,050	March 3, 2021
	5,272	March 3, 2020
	4,299	March 3, 2020
	4,302	March 3, 2021
Mr. Brendan Brennan	1,190	March 3, 2019	9,827	March 4, 2019
	1,009	March 3, 2019	4,167	March 3, 2020
	1,966	March 4, 2019	3,532	March 3, 2021
	1,192	March 3, 2020
	1,009	March 3, 2020
	1,010	March 3, 2021

(1)
Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the period 2015 - 2018, 2016 - 2019, 2017 - 2020 and 2018 - 2021. Depending on the actual amount of EPS from 2015 to 2021, up to an additional 73,142 PSUs may also be granted.

Share Options

The following table sets forth certain information as of March 1, 2019 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Ciaran Murray	12,540	$47.03	March 3, 2022
	26,916	$48.67	March 17, 2022
	35,157	$68.39	March 18, 2023
	45,948	$71.95	March 4, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Dr. Steve Cutler	3,167	$47.03	March 3, 2022
	6,789	$48.67	March 17, 2022
	12,500	$68.39	March 18, 2023
	30,632	$71.95	March 4, 2024
	62,887	$83.47	March 3, 2025
	49,353	$115.11	March 3, 2026

Mr. Declan McKeon	2,000	$40.83	May 23, 2022
	4,000	$68.39	March 18, 2023
	6,335	$65.60	May 20, 2024
	6,155	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Brendan Brennan	15,813	$32.37	May 1, 2021
	1,006	$47.03	March 3, 2022
	6,967	$48.67	March 17, 2022
	10,285	$68.39	March 18, 2023
	13,611	$71.95	March 4, 2024
	14,206	$83.47	March 3, 2025
	11,584	$115.11	March 3, 2026

Dr. John Climax	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Professor Dermot Kelleher	2,000	$40.83	May 23, 2022
	4,000	$68.39	March 18, 2023
	6,335	$65.60	May 20, 2024
	6,155	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Professor William Hall	2,000	$40.83	May 23, 2022
	4,000	$68.39	March 18, 2023
	6,335	$65.60	May 20, 2024
	6,155	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Professor Hugh Brady	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Mr. Ronan Murphy	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Mr. Eugene McCague	5,005	$125.74	May 18, 2026

Ms. Joan Garahy	5,005	$125.74	May 18, 2026

(1)	The title of securities covered by all of the above options are non-qualified.

In February 2018, the Board approved the appointment of Mr. Murray as non-Executive Chairman of the Board of Directors with effect from May 12, 2018. Mr. Murray ceased to be an employee of the Company as of this date. Mr. Murray was granted and held ordinary share options, Restricted Share units and Performance Share units as Chief Financial Officer, Chief Executive Officer and Executive Chairman. The vesting of the Ordinary Share Options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee (May 12, 2018) were accelerated and the outstanding Ordinary Share Options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeit on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018.

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

Item 7. Major Shareholders and Related Party Transactions.

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of March 1, 2019 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class
WCM Investment Management (2)	5,272,086	9.8%
Wellington Management Company, LLP (2)	3,728,130	6.9%
All Directors, officers and other key employees as a group (3)	1,578,677	2.9%

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

(3)
Includes 633,915 ordinary shares issuable upon the exercise of stock options granted by the Company, 40,172 RSUs awarded by the Company to Directors, officers and other key employees and 169,956 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

Related Party Transactions

Subsidiaries of the Company earned revenue of $633,000 (2017: $743,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. $338,000 was recorded as due from DS Biopharma Limited at December 31, 2018. The contract terms were agreed on an arm’s length basis.

During the year ended December 31, 2017, personal expenses totaling $178,000 were settled by the Company on behalf of Mr. Ciaran Murray. Payment was received in advance from Mr. Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr. Ciaran Murray effective November 1, 2017. Payment was received in full in January 2018.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. An expense of €231,750 was recorded during 2018 in respect of consultancy services provided by a company controlled by Mr. Lynch. $64,000 was recorded as due to Mr. Lynch under the terms of the agreement at December 31, 2018.

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

Item 10. Additional Information.

Constitution

We hereby incorporate by reference our Constitution, as amended, located under the heading “Constitution of the Company” in Exhibit 3.1.

The following is a summary of certain provisions of the current Constitution of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Constitution of the Company, which are included as an exhibit to this annual report.

Objects
The Company is incorporated under the name ICON plc, and is registered in Ireland under registered number 145835. The Company's objects, which are detailed in the Constitution of the Company, are broad and include, but are not limited to, the carrying on the business of an investment holding company.

Directors
Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. Any Director who holds any executive office, serves on any committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. The Directors are not required to retire at any particular age. One-third of the Directors retire and offer themselves for re-election at each Annual General Meeting ("AGM") of the Company. The Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. As between persons who became or were appointed Directors on the same date, those to retire are determined by agreement between them or, otherwise, by lot. All of the shareholders entitled to attend and vote at the AGM may vote on the re-election of Directors. There is no requirement for Directors to hold shares set out in the Constitution.

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

Annual and General Meetings
The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call an Extraordinary General Meeting (“EGM”) at any time. The members, in accordance with the Constitution of the Company and Irish Company law, may also requisition EGM’s. Notice of the AGM or an EGM passing any special resolution must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, not less than 14 clear days’ notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company.

Limitations on the Right to Own Shares
There are no limitations on the right to own shares in the Constitution of the Company.

Disclosure of Share Ownership
Under Irish law, the Company can require parties to disclose their interests in shares. The Constitution of the Company entitle the Directors to require parties to provide details regarding their identity and the nature and extent of any interest which such parties hold in Ordinary Shares. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring his interest above or below 3% of the total issued share capital of the Company, he must notify the Company of that. The Company would also need to be notified of the acquisition by an existing substantial (i.e. 3% plus) shareholder, of every movement of one whole percentage integer (e.g. 3.9% to 4.1% but not 4.1% to 4.9%) or more.

Other Provisions of the Constitution
There are no provisions in the Constitution of the Company:

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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons and activities in Sudan, the Republic of Guinea-Bissau, Côte d’Ivoire, Libya, Iraq, the Democratic People's Republic of Korea, Myanmar, Somalia, Tunisia, Liberia, Democratic of Congo, Lebanon, certain activities, persons and entities in Syria and Iran; certain persons and entities associated with the Taliban in Afghanistan; certain persons, entities and bodies in Ukraine; and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

There are no restrictions under the Company’s Constitution or under Irish Law that limit the right of non-residents or foreign owners to hold the Company’s ordinary shares or vote at general meetings of the Company.

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

The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

•
The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout a continuous period of at least 12 months, within the two year period prior to disposal;

•
The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”);

•	The shares must be in a company which is primarily a trading company or the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group; and

•	The shares must not derive the greater part of their value from land or mineral rights in the State.

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

Non-Irish resident corporate shareholders will be exempt from withholding tax on the production of the appropriate certificates and declarations where they:

•	are resident in a Relevant Territory and are not controlled (directly or indirectly) by Irish residents;

•	are ultimately controlled (directly or indirectly) by residents of a Relevant Territory; or

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

U.S. holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with. Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

•	the depositary or the DTC is resident in a Relevant Territory; and

•	the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities; and

•	the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked.

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

Where a gift or inheritance is taken under a disposition made after December 1, 1999 it will be within the charge to CAT:

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

•
€320,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 10, 2018. This threshold was €310,000 prior to October 10, 2018.

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

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

•
The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock. The Company’s Constitution requires that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

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

•
The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent directors and non-employee directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2018.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2018	2017	2018	2017
Euro:USD	1.1846	1.1229	1.1467	1.2005
Pound Sterling:USD	1.3401	1.2883	1.2754	1.3513

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and available for sale investments. Our treasury function actively manages our available cash resources and invests significant cash balances to try to ensure optimum returns for the Company. Financial instruments are classified either as cash and cash equivalents or available for sale investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Interest rate risk is managed by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In December 2015 we issued $350 million in the private placement market, the rate on these senior notes is fixed at 3.64% for the five year term. The interest rate is further reduced by an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815 “Derivatives and Hedging”. The realized gain related to this derivative is recorded within other comprehensive income and is amortized over the life of the Senior Notes. The effective rate on our 5 year Senior Notes is fixed at 3.37%. ICON did not have any short term borrowings in 2018 and were not exposed to changes in market interest rates as a result.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2018 (in thousands)	Interest Change 1% increase in market interest rate (in thousands)	Interest Change 1% decrease in market interest rate (in thousands)
Interest Income	$4,759	$8,155	$1,372
Interest Expense	($13,502)	($13,502*)	($13,502*)
	($8,743)	($5,347)	($12,130)
*No variable debt drawn down during year ended December 31, 2018.

Item 12 . Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

(a) Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2018. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Management's Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 76 of this Form 20-F.

(c) Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 77 of this Form 20-F.

(d) Changes in Internal Controls over Financial Reporting

Effective January 1, 2018, we adopted the new revenue standard, ASC Topic 606, Revenue from Contracts with Customers, and implemented a new clinical trial service revenue process and internal controls to assist in the application of the new revenue standard. There were no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Mr. Declan McKeon acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. The Board has determined that Mr. McKeon is independent.

Item 16B. Code of Ethical Conduct

Our Global Code of Ethical Conduct applies to all ICON employees.
There are no waivers from the provisions of the Code of Ethical Conduct that are required to be disclosed.
This Code of Ethical Conduct is available on our website at the following address:
https://investor.iconplc.com/corporate-governance/governance-documents

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2018 and December 31, 2017 were KPMG.

The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2018 and December 31, 2017 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2018 (in thousands)		12 month period ended December 31, 2017 (in thousands)
Audit fees (1)	$1,661	71%	$1,556	42%
Audit related fees (2)	$40	2%	$1,297	35%
Tax fees (3)	$642	27%	$850	23%
Total	$2,343	100%	$3,703	100%

(1) Audit fees include annual audit fees for the Company and its subsidiaries.

(2) Audit related fees principally consist of fees for financial due diligence services, fees for audit of the financial statements, fees for the audit of employee benefit plans and fees for pension reviews. The lower level of audit related fees in 2018 compared to 2017 relates to additional financial due diligence services ($1.1 million) provided in 2017 in connection with a proposed significant one-time acquisition transaction.

(3) Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Publicly Announced Plan
		(in thousands, except per share data)
October 10/1/16– 10/31/16	474,118	$77.63	474,118	$36,804	$363,196
November 11/1/16 – 11/30/16	756,001	$76.77	756,001	$58,039	$305,157
December 12/1/16 – 12/31/16	199,068	$76.13	199,068	$15,157	$290,000
January 1/1 /17– 1/31/17	152,601	$77.96	152,601	$11,897	$278,103
February 2/1/17 – 2/28/17	—	—	—	—	$278,103
March 3/1/17 – 3/31/17	1,121,907	$79.08	1,121,907	$88,726	$189,377
April 4/1/17 – 4/30/17	93,628	$79.92	93,628	$7,483	$181,894
May 5/1/17 – 5/31/17	—	—	—	—	$181,894
June 6/1/17 – 6/30/17	—	—	—	—	$181,894
July 7/1/17 – 7/31/17	—	—	—	—	$181,894
August 8/1/17 – 8/31/17	—	—	—	—	$181,894
September 9/1/17 – 9/30/17	—	—	—	—	$181,894
October 10/1/17 – 10/31/17	—	—	—	—	$181,894
November 11/1/17 – 11/30/17	2,376	$114.49	2,376	$272	$181,622
December 12/1/17 – 12/31/17	218,715	$113.06	218,715	$24,728	$156,894
January 1/1 /18– 1/31/18	—	—	—	—	$156,894
February 2/1/18 – 2/28/18	196,591	$108.20	196,591	$21,271	$135,623
March 3/1/18 – 3/31/18	148,521	$114.04	148,521	$16,937	$118,686
April 4/1/18 – 4/30/18	—	—	—	—	$118,686
May 5/1/18 – 5/31/18	—	—	—	—	$118,686
June 6/1/18 – 6/30/18	118,943	$134.22	118,943	$15,964	$102,722
July 7/1/18 – 7/31/18	21,088	$132.20	21,088	$2,788	$99,934
August 8/1/18 – 8/31/18	—	—	—	—	$99,934
September 9/1/18 – 9/30/18	—	—	—	—	$99,934
October 10/1/18 – 10/31/18	357,303	$139.94	357,303	$50,000	$49,934
November 11/1/18 – 11/30/18	165,716	$132.76	165,716	$22,000	$27,934
December 12/1/1 – 12/31/18	—	—	—	—	$27,934
	4,026,576	$92.40	4,026,576	$372,066	$27,934

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. During the year ended December 31, 2018, the Company redeemed a total of 1,008,162 ordinary shares under this program for total consideration of $129.0 million. At December 31, 2018 a total of 4,026,576 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $372.1 million

On January 8, 2019 the Company announced a share buyback program of up to 1 million shares to be executed opportunistically during 2019 depending on cash commitments. All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

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

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements.

See item 18.

Item 18. Financial Statements.

Reference is made to pages 76 to 135 of this Form 20-F.

Item 19. Exhibits.

Consolidated Financial Statements of ICON plc and subsidiaries

Exhibits

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as at December 31, 2018 and December 31, 2017

Consolidated Statements of Operations for the years ended December 31, 2018, December 31, 2017 and December 31, 2016

Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, December 31, 2017 and December 31, 2016

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2018, December 31, 2017 and December 31, 2016

Consolidated Statements of Cash Flows for the years ended December 31, 2018, December 31, 2017 and December 31, 2016

Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2018 the Company's internal control over financial reporting was effective. Effective January 1, 2018, we adopted the new revenue standard, ASC Topic 606, Revenue from Contracts with Customers, and implemented a new clinical trial service revenue process and internal controls to assist in the application of the new revenue standard. There have been no changes in the Company's internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2018, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included on pages 77 and 78 of Form - 20F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries ("the Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2018, the Company has changed its method of accounting for revenue recognition, due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

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
March 1, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on Internal Control Over Financial Reporting

We have audited ICON plc and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, (collectively, the “consolidated financial statements”), and our report dated March 1, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

(signed) KPMG

Dublin, Ireland
March 1, 2019

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$395,851	$282,859
Available for sale investments (Note 3a)	59,910	77,589
Accounts receivable, net (Note 17)	414,791	379,501
Unbilled revenue (Note 17)	362,926	268,509
Other receivables	40,459	33,798
Prepayments and other current assets	36,801	34,377
Income taxes receivable (Note 13)	19,445	24,385
Total current assets	1,330,183	1,101,018
Other Assets:
Property, plant and equipment, net (Note 6)	158,669	163,051
Goodwill (Note 4)	756,260	769,058
Other non-current assets	14,525	15,393
Non-current income taxes receivable (Note 13)	20,023	18,396
Non-current deferred tax asset (Note 13)	13,577	8,074
Investments in equity- long term (Note 3b)	6,963	—
Intangible assets (Note 5)	54,055	71,628
Total Assets	$2,354,255	$2,146,618
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$13,288	$18,590
Payments on account (Note 17)	274,468	298,992
Other liabilities (Note 7)	317,143	233,503
Income taxes payable (Note 13)	5,724	14,973
Total current liabilities	610,623	566,058
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 22)	349,264	348,888
Non-current other liabilities (Note 8)	13,446	17,111
Non-current government grants (Note 11)	877	966
Non-current income taxes payable (Note 13)	17,551	14,879
Non-current deferred tax liability (Note 13)	8,213	7,716
Commitments and contingencies (Note 15)	—	—
Total Liabilities	999,974	955,618
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
53,971,706 shares issued and outstanding at December 31, 2018 and 54,081,601 shares issued and outstanding at December 31, 2017.	4,658	4,664
Additional paid-in capital	529,642	481,337
Other undenominated capital (Note 12 (a))	983	912
Accumulated other comprehensive income (Note 21)	(69,328)	(38,713)
Retained earnings	888,326	742,800
Total Shareholders' Equity	1,354,281	1,191,000
Total Liabilities and Shareholders' Equity	$2,354,255	$2,146,618

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2018	2017	2016
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,595,777	$2,402,321	$2,364,956
Reimbursable expenses	—	(643,882)	(698,469)
		1,758,439	1,666,487
Costs and expenses:

Direct costs	1,818,220	1,027,310	961,333
Selling, general and administrative	325,794	323,741	325,726
Depreciation and amortization	65,916	61,297	59,575
Restructuring (Note 14)	12,490	7,753	8,159
Total costs and expenses	2,222,420	1,420,101	1,354,793

Income from operations	373,357	338,338	311,694
Interest income	4,759	2,346	1,484
Interest expense	(13,502)	(12,627)	(13,006)

Income before income taxes expense	364,614	328,057	300,172
Income tax expense (Note 13)	(41,958)	(46,569)	(37,993)
Net income	$322,656	$281,488	$262,179

Net income per ordinary share:
Basic	$5.96	$5.20	$4.75
Diluted	$5.89	$5.13	$4.65

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (v))	54,118,764	54,129,439	55,248,900
Diluted (Note 2 (v))	54,790,663	54,849,046	56,407,136

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Net income	$322,656	$281,488	$262,179
Other comprehensive income, net of tax
Currency translation adjustment	(26,522)	33,966	(12,839)
Currency impact of long-term funding	(4,834)	13,730	(8,428)
Unrealized capital (loss)/gain– investments	(155)	(272)	11
Actuarial gain/(loss) on defined benefit pension plan	2,855	50	(2,485)
Amortization of interest rate hedge	(923)	(923)	(923)
Fair value of cash flow hedge	(1,036)	1,036	—
Total comprehensive income	$292,041	$329,075	$237,515

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2015	54,958,912	$4,719	$383,355	$715	$(61,636)	$435,943	$763,096
Comprehensive Income:
Net income	—	—	—	—	—	262,179	262,179
Currency translation adjustment	—	—	—	—	(12,839)	—	(12,839)
Currency impact of long-term funding	—	—	—	—	(8,428)	—	(8,428)
Unrealized capital loss - investments	—	—	—	—	11	—	11
Actuarial gain on defined benefit pension plan	—	—	—	—	(2,485)	—	(2,485)
Net gain on interest rate hedge	—	—	—	—	(923)	—	(923)
Total comprehensive income	—	—	—	—	—	—	237,515
Exercise of share options	393,240	26	10,113	—	—	—	10,139
Issue of restricted share units/ performance share units	607,878	41	—	—	—	—	41
Share based compensation expense	—	—	40,343	—	—	—	40,343
Share issue costs	—	—	(17)	—	—	—	(17)
Repurchase of ordinary shares	(1,429,187)	(94)	—	94	—	(110,000)	(110,000)
Share repurchase costs	—	—	—	—	—	(275)	(275)
Excess income tax benefit on exercise of equity compensation	—	—	4,332	—	—	—	4,332
Balance at December 31, 2016	54,530,843	$4,692	$438,126	$809	$(86,300)	$587,847	$945,174
Comprehensive Income:
Net income	—	—	—	—	—	281,488	281,488
Currency translation adjustment	—	—	—	—	33,966	—	33,966
Currency impact of long-term funding	—	—	—	—	13,730	—	13,730
Unrealized capital loss - investments	—	—	—	—	(272)	—	(272)
Actuarial loss on defined benefit pension plan	—	—	—	—	50	—	50
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)
Fair value of cash flow hedge	—	—	—	—	1,036	—	1,036
Total comprehensive income	—	—	—	—	—	—	329,075
Exercise of share options	458,243	31	13,875	—	—	—	13,906
Issue of restricted share units / performance share units	681,742	44	—	—	—	—	44
Share based compensation expense	—	—	29,351	—	—	—	29,351
Share issue costs	—	—	(15)	—	—	—	(15)
Repurchase of ordinary shares	(1,589,227)	(103)	—	103	—	(133,106)	(133,106)
Share repurchase costs	—	—	—	—	—	(106)	(106)
Cumulative effect adjustment from adoption of ASU 2016-09	—	—	—	—	—	6,677	6,677
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000
Cumulative effect adjustment from adoption of ASC 606	—	—	—	—	—	(48,104)	(48,104)
Balance at January 1, 2018	54,081,601	4,664	481,337	912	(38,713)	694,696	1,142,896
Comprehensive income:
Net income	—	—	—	—	—	322,656	322,656
Currency translation adjustment	—	—	—	—	(26,522)	—	(26,522)
Currency impact of long-term funding	—	—	—	—	(4,834)	—	(4,834)
Unrealized capital loss - investments	—	—	—	—	(155)	—	(155)
Actuarial gain on defined benefit pension plan	—	—	—	—	2,855	—	2,855
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)
Fair value of cash flow hedge	—	—	—	—	(1,036)	—	(1,036)
Total comprehensive income	—	—	—	—	—	—	292,041
Exercise of share options	408,699	29	16,777	—	—	—	16,806
Issue of restricted share units / performance share units	489,568	36	—	—	—	—	36
Share based compensation expense	—	—	31,544	—	—	—	31,544
Share issue costs	—	—	(16)	—	—	—	(16)
Repurchase of ordinary shares	(1,008,162)	(71)	—	71	—	(128,960)	(128,960)
Share repurchase costs	—	—	—	—	—	(66)	(66)
							—
Balance at December 31, 2018	53,971,706	4,658	529,642	983	(69,328)	888,326	1,354,281

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2018	2017	2016
	(in thousands)
Cash flows from operating activities:
Net income	$322,656	$281,488	$262,179
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	70	228	151
Depreciation expense	50,565	43,436	42,125
Amortization of intangibles	15,351	17,861	17,450
Amortization of government grants	(47)	(44)	(44)
Interest on short term investments	(1,329)	(1,088)	(823)
Realized (gain)/loss on sale of short term investments	(56)	(112)	(50)
Gain on re-measurement of financial assets	(800)	—	—
Amortization of gain on interest rate hedge	(923)	(923)	(923)
Amortization of financing costs	812	556	566
Stock compensation expense	31,594	30,573	40,343
Deferred tax expense	1,652	10,729	1,545
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(37,557)	57,747	2,526
Increase in unbilled revenue	(98,510)	(62,491)	(16,753)
Decrease/(increase) in other receivables	3,107	1,771	(1,829)
(Increase)/decrease in prepayments and other current assets	(3,237)	4,359	1,872
Decrease/(increase) in other non-current assets	856	(1,524)	(2,157)
Decrease in payments on account	(6,253)	(7,174)	(45,754)
Increase/(decrease) in other current liabilities	2,009	6,679	(44,713)
(Decrease)/increase in other non-current liabilities	(1,034)	(3,710)	3,008
Decrease in income taxes payable	(5,220)	(2,293)	(690)
(Decrease)/increase in accounts payable	(5,067)	7,014	1,175
Net cash provided by operating activities	268,639	383,082	259,204
Cash flows from investing activities:
Purchase of property, plant and equipment	(48,397)	(44,717)	(42,601)
Purchase of subsidiary undertakings	(1,645)	(144,131)	(54,209)
Cash acquired with subsidiary undertaking	—	19,649	3,168
Sale of available for sale investments	99,865	33,086	40,858
Purchase of available for sale investments	(80,956)	(41,701)	(22,030)
Purchase of investments in equity - long term	(6,163)	—	—
Net cash used in investing activities	(37,296)	(177,814)	(74,814)
Cash flows from financing activities:
Financing costs	(823)	—	—
Drawdown of credit lines and facilities	—	—	73,000
Repayment of credit lines and facilities	—	—	(73,000)
Proceeds from the exercise of equity compensation	16,842	13,950	10,180
Share issue costs	(16)	(15)	(17)
Excess tax benefit on exercise of equity compensation	—	—	6,402
Repurchase of ordinary shares	(128,960)	(133,106)	(110,000)
Share repurchase costs	(66)	(106)	(275)
Net cash used in financing activities	(113,023)	(119,277)	(93,710)
Effect of exchange rate movements on cash	(5,328)	4,327	(2,050)
Net increase in cash and cash equivalents	112,992	90,318	88,630
Cash and cash equivalents at beginning of year	282,859	192,541	103,911
Cash and cash equivalents at end of year	$395,851	$282,859	$192,541

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. At December 31, 2018 we had approximately 13,670 employees, in 89 locations in 37 countries. During the year ended December 31, 2018, we derived approximately 34.5%, 55.7% and 9.8% of our net revenue in the United States, Europe and Rest of World, respectively.

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

(c)   Revenue recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, and laboratory services. Contracts range in duration from a number of months to several years.

ASC 606 - Revenue from Contracts with Customers (year-ended December 31, 2018)
ICON adopted ASC 606 ' 'Revenue from Contracts with Customers' standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. The comparative information has not been adjusted and therefore continues to be reported under ASC 605 ‘Revenue Recognition’ and therefore in accordance with previous accounting policies. See note 26 Impact of change in accounting policies for details of the impact of adoption of the new accounting policy.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
Clinical trial service revenue
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement on a percentage of completion basis. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs (inclusive of third party costs) at each reporting period.
Contracting services revenue
On evaluation of the principles at (1) - (5) set-out above in respect of ASC 606, the Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue
On application of the ASC 606 'Revenue from Contracts with Customers' principles at (1) - (5) set-out above, we have concluded that our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period.

Laboratory services revenue
Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amounts corresponds to the value of the Company's performance and the transfer of value to the customer.

ASC 605 - Revenue recognition (years ended December 31, 2017 and December 31, 2016)
Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

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

(d)   Third party costs (Reimbursable expenses)

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract to the investigators. Third party costs (Reimbursable expenses) and the related revenue were separately presented on the face of the Consolidated Statement of Operations for periods up to and including the year-ended December 31, 2017. See sections (c) and (e) for accounting policy in respect of the treatment of activity relating to reimbursable expenses on revenue (c) and costs (e) on adoption of ASC 606 'Revenue from Contracts with Customers'.

(e)   Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

On adoption of ASC 606 'Revenue from Contracts with Customers', reimbursable expenses are presented within direct costs. This presentation is to align the presentation of costs with our assessment that our clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation is in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Reimbursable expenses are recorded once the activity which forms the basis for the cost has occurred. Direct costs for the year-ended December 31, 2018 are therefore inclusive of third party costs of $702.8 million.

Investigator payment costs are recorded and reported reflecting investigator activity over the life of the contract. Investigator payments are made based on predetermined contractual arrangements. Payments may differ from the recording and reporting of the expense which is based on activity.

(f)   Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion costs were $6,516,637, $6,744,333 and $7,167,050 for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 respectively.

(g)   Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the Balance Sheet date. Adjustments resulting from these translations are charged or credited to income. Amounts charged or credited to the Consolidated Statement of Operations for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 were as follows:

	Year ended December 31, (in thousands)
	2018	2017	2016
Amounts (credited)/ charged	$(3,876)	$7,760	$2,094

The financial statements of subsidiaries with other functional currencies are translated at period end rates for the Consolidated Balance Sheet and average rates for the Consolidated Statement of Operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income. Foreign currency transaction gains and losses are reported in other comprehensive income rather than through income where the foreign currency transaction is 'long-term investment' in nature i.e. settlement is not planned or anticipated in the foreseeable future.

(h)   Disclosure of fair value of financial instruments

Cash, cash equivalents, unbilled revenue, other receivables, available for sale investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments on account, accrued liabilities, accrued bonuses and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on net present value of estimated future cash flows. Debt is measured at historical cost.

Financial instruments are measured in the Consolidated Balance Sheet at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

The Group's Senior notes (private placement debt) is carried at $350.0 million (prior to related financing costs). The carrying value at December 31, 2018, closely approximates fair value.

The Company classifies its investments in short term debt or equity investments as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in Consolidated Statement of Operations. Losses other than temporary, which reduce the carrying amount below cost are recognized in Consolidated Statement of Operations.

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

(j)   Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The Company applied the provisions of ASU 2017-04 with effect from January 1, 2018. Under the amendment, the Company was required to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized for any amount by which the carrying amount exceeds the reporting unit's fair value up to the amount of existing goodwill. The amendment allows an entity to perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

(k)   Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

(l)   Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(m)   Investments in debt, equity and other

Available for sale investments

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

Long term investments

The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2018 meet the definition of equity securities without readily determinable fair values. Effective from 1 January 2018, the Company concluded that the interests held at December 31, 2018 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period. These are therefore measured at Level 3 of the fair value hierarchy.

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

(o)   Inventory

Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. The cost of inventories comprises the purchase price and attributable costs, less trade discounts. At December 31, 2018 the carrying value of inventory, included within prepayments and other current assets on the Consolidated Balance Sheet, was $2.3 million (2017: $2.2 million).

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

Leasehold improvements are amortized using the straight line method over the estimated useful life of the asset or the lease term, whichever is shorter.

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

(r)   Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of GILTI (“global intangible low-taxed income”) as a period item in the period it arises and has therefore not provided for deferred taxes in respect of this item.

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

The Company operates, through two subsidiaries, a defined benefit plan for certain of its United Kingdom and Swiss employees. The Company accounts for the costs of these plans in accordance with ASC 715-30. These plans are presented in accordance with the requirements of FASB ASC 715-60 Defined Benefit Plans – Other Post retirement.

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

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year Ended December 31,
	2018	2017	2016
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,118,764	54,129,439	55,248,900
Effect of dilutive share options outstanding	671,899	719,607	1,158,236
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,790,663	54,849,046	56,407,136

(w)   Share-based compensation

The Company accounts for its share options, restricted share units ("RSUs") and performance share units ("PSUs") in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense for equity-

settled awards made to employees and Directors is measured and recognized based on estimated grant date fair values. These equity-settled awards include employee share options, RSUs and PSUs.

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

(y)   Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposure to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2018 or December 31, 2017.

We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. During the years-ended December 31, 2017 and December 31, 2018 we entered into forward currency contracts in respect of identified exposure arising from euro payments. All contracts expired during the year ended December 31, 2018.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecasted transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criterion for designating a derivative as a hedge includes the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of Other Comprehensive Income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same Statement of Operations line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations.

(z)   Financing costs and gain on interest rate hedge

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The associated interest cost is recognized in interest expense in the period since drawdown in December 2015.

Cash proceeds ($4.6 million) received in November 2015 in respect of the realized hedge gain are amortized to the Consolidated Statement of Operations, net against interest payable, over the period of the Senior Notes.

Deferred financing costs (including issue costs relating to the Senior Notes) are reported at cost less accumulated amortization and the related amortization expense is included in interest expense, in our Consolidated Statement of Operations.

(aa)   Reclassifications

Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Investments

(a)     Available for sale investments

	December 31, 2018	December 31, 2017
	(in thousands)
At start of year	$77,589	$68,046
Purchases	80,956	41,701
Sales and maturities	(99,865)	(33,086)
Interest on short term investments	1,329	1,088
Realized gain on sale of short term investments	56	112
Unrealized capital loss – investments	(155)	(272)
At end of year	$59,910	$77,589

The Company classifies its investment in short term investments as available for sale. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed and floating rate securities. Short term investments at December 31, 2018 have an average maturity of 1.22 years compared to 1.58 years at December 31, 2017. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of investments are represented by accrued interest and unrealized gains/losses. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

The following table represents our available for sale short term investments by major security type as of December 31, 2018:

				Maturity by period
	Cost Total	Unrealized gains / (losses)	Fair Value Total	Less than 1 year	1 to 5 years
	(U.S.$ in millions)
US government debt securities	14.91	(0.07)	14.84	5.96	8.88
Corporate securities	44.92	(1.19)	43.73	11.48	32.25
Term deposits	1.34	—	1.34	0.70	0.64
Total (U.S.$ in millions)	$61.17	($1.26)	$59.91	$18.14	$41.77

The contractual maturity of certain investments in the portfolio is greater than 12 months; however, classification as short-term investments reflects the Company practice and intention in respect of these investments. The company recognizes the unrealized losses in fair value in equity as these unrealized losses on short term investments have been considered as temporary.

(b)    Investments in equity - long term

The Company entered into subscription agreements with a number of funds. Capital totaling $6.2 million had been advanced under the terms of the subscription agreements at December 31, 2018. The Company determined that the interests in the funds meet the definition of equity securities without readily determinable fair values. Effective from 1 January 2018, the Company concluded that the interests held at December 31, 2018 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. An increase in fair value of $0.8 million was recognized in net income during the period bringing the carrying value of the subscriptions to $6.963 million at December 31, 2018. The Company had committed to future investments of $21.3 million in respect of these funds.

4. Goodwill

	December 31, 2018	December 31, 2017
	(in thousands)
Opening goodwill	$769,058	$616,088
Current year acquisitions	—	129,222
Prior period acquisition (note 4 (a))	1,048	1,393
Foreign exchange movement	(13,846)	22,355
Closing goodwill	$756,260	$769,058

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

The Company acquired Mapi Développement SAS ('Mapi') during the year-ended December 31, 2017 resulting in the recognition of goodwill of $130.3 million (note 4 (a)).

The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment. The results of the Company's goodwill impairment testing assessed at September 30, 2018 during the year ended December 31, 2018 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.
(a) Acquisitions - Mapi Group

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Group. Mapi Group is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $145.8 million. The acquisition agreement provided for working capital targets to be achieved. On March 26, 2018, the Company paid $1.6 million in respect of these targets on completion of the working capital review.

The acquisition of Mapi has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the Company’s assessment of the fair values of the assets acquired and liabilities assumed:

July 27, 2017
(in thousands)
Cash	19,649
Property, plant and equipment	4,872
Goodwill*	130,270
Order book	13,012
Customer list	18,392
Accounts receivable	15,874
Unbilled revenue	6,984
Prepayments and other current assets	2,587
Other receivables	1,430
Income taxes receivable	4,262
Accounts payable	(2,994)
Payments on account	(31,445)
Other liabilities	(24,952)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(11,104)
Net assets acquired	$145,776

Cash outflows	$144,131
Working capital adjustment	1,645
Total consideration	$145,776

*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices. Goodwill related to the business acquired is not tax deductible. In finalizing the goodwill on acquisition of Mapi in the twelve month period from acquisition, fair value adjustments were made which resulted in increases in other liabilities ($3.9 million), plant and equipment ($1.7 million) and accounts receivable ($1.7 million) and income taxes receivable ($1.5 million) and decreases in unbilled revenue ($4.8 million), prepayments and other current assets ($1.9 million) and other receivables ($1.0 million) and in payment on account ($2.6 million) and non-current deferred tax liability ($9.1 million). Customer list and order backlog assets were also finalized.

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

(b) Acquisition of ICON Government & Public Health Solutions (formerly Clinical Research Management (ClinicalRM))

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired ICON Government & Public Health Solutions (''GPHS'') (formerly Clinical Research Management (ClinicalRM)) which resulted in net cash outflows of $52.4 million (including certain payments made on behalf of GPHS totaling $9.2 million). GPHS is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development, testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million was payable if certain performance milestones are achieved in respect of periods up to December 31, 2017. The fair value of the contingent consideration on acquisition and at March 31, 2017, was estimated at $6.0 million. The evaluation of the performance and forecast performance of GPHS against performance milestones was updated as required at June 30, 2017. Arising from that evaluation, the fair value of the contingent consideration liability was determined as $Nil, resulting in a net credit of $6.0 million being recorded within selling, general & administrative expenses in the Consolidated Statement of Operations during the year ended December 31, 2017.

The acquisition of GPHS has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed:

September 15, 2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	35,969
Customer lists	4,012
Order backlog	1,668
Brand	1,409
Accounts receivable	11,431
Unbilled revenue	3,868
Prepayments and other current assets	1,673
Accounts payable	(165)
Other liabilities	(5,569)
Non-current other liabilities	(7)
Net assets acquired	$58,396

Total consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible. In finalizing the goodwill on acquisition of GPHS in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase to unbilled revenue ($1.1 million) and other liabilities ($1.1 million) and in a decrease to accounts receivable ($0.3 million) and accounts payable ($0.5 million). Customer list, order backlog and brand intangible asset values were also finalized.

The proforma effect of the GPHS acquisition if completed on January 1, 2015 would have resulted in net revenue, net income and earnings per share for the fiscal years ended December 31, 2016 and December 31, 2015 as follows:

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

5. Intangible Assets

	December 31, 2018	December 31, 2017
Cost	(in thousands)
Customer relationships acquired	$109,622	$91,230
Technology asset acquired	11,169	11,169
Order backlog	31,220	18,208
Trade names/ brands acquired	2,766	2,766
Volunteer list acquired	1,325	1,325
Non-compete arrangements	489	489
Mapi intangible asset	—	32,305
Foreign exchange movement	(5,085)	(2,389)
Total cost	151,506	155,103
Accumulated amortization	(100,249)	(84,898)
Foreign exchange movement	2,798	1,423
Net book value	$54,055	$71,628

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Group. Mapi is a leading patient-centered health outcomes research and commercialization company. The acquisition of Mapi strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services. The value of certain customer relationships and order backlog identified of $18.4 million and $13.0 million respectively were recognized on acquisition and are being amortized over approximately over 8 years and 8.5 years, the estimated period of benefit. In total, $5.8 million has been amortized in the period since the date of acquisition.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc., acquired ICON Government & Public Health Solutions (''GPHS''), a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provide full service and functional research solutions to a broad range of US government agencies. The value of certain customer relationship, order backlog and brand assets identified of $4.0 million, $1.7 million and $1.4 million respectively are being amortized over approximately 7 years, 2 years and 5 years respectively, the estimated period of benefit. In total, $4.4 million has been amortized in the period since the date of acquisition.

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC, acquired PMG, an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. The value of certain customer relationship and order backlog assets identified of $6.9 million and $3.0 million respectively are being amortized over approximately 7 years and 2 years respectively, the estimated period of benefit. In total, $6.0 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2018.

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia

Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $15.0 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2018.

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit. In total, $22.2 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2018.

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

On February 28, 2012, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million is being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively are being amortized over approximately 0.8 years and 3 years, the estimated period of benefit. In total, $7.8 million has been amortized in the period since the date of acquisition.

On February 15, 2012, a subsidiary of the Company, ICON Clinical Research Limited, acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships and order backlog identified of $1.8 million and $0.4 million respectively are being amortized over approximately 10 years and 4 years, the estimated period of benefit. The value of certain non-compete arrangements identified of $0.01 million are being amortized over approximately 5 years, the estimated period of benefit. In total, $1.7 million has been amortized in the period since the date of acquisition.

On July 14, 2011, a subsidiary of the Company, ICON Clinical Research Limited, acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest trade name and order backlog identified of $1.4 million and $1.2 million respectively are being amortized over approximately 4.5 years and 1.2 years, the estimated period of benefit. In total, $16.4 million has been amortized in the period since the date of acquisition.

On January 14, 2011, a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired Oxford Outcomes Limited, an international health outcomes consultancy business. The value of certain customer relationships and order backlog identified of $6.6 million and $0.6 million respectively were amortized over approximately 6.5 years and 2 years, the estimated period of benefit. The intangible assets identified have been fully amortized at December 31, 2018.

On November 14, 2008, subsidiaries of the Company, ICON Holdings Clinical Research International Limited and ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Prevalere Life Sciences, a US provider of bioanalytical and immunoassay laboratory services. The value of certain customer relationships identified of $7.4 million is being amortized over periods ranging from approximately 7 to 11 years, the estimated period of the benefit. In total, $7.2 million has been amortized in the period since the date of acquisition.

On February 11, 2008, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired Healthcare Discoveries, a US provider of Phase I clinical trial services. The value of certain client relationships identified of $1.6 million was amortized over periods ranging from approximately 2 to 9 years, the estimated periods of benefit. The value of certain volunteer lists identified of $1.3 million was amortized over approximately 6 years, the estimated period of benefit. The intangible assets identified have been fully amortized at December 31, 2018.

Future intangible asset amortization expense for the years ended December 31, 2019 to December 31, 2023 is as follows:

Year Ended December 31,(in thousands)
2019	$13,183
2020	12,895
2021	10,857
2022	6,069
2023	4,221
$47,225

6. Property, Plant and Equipment, net

	December 31, 2018	December 31, 2017
	(in thousands)
Cost
Land	$3,476	$3,464
Building	86,621	88,411
Computer equipment and software	399,192	358,874
Office furniture and fixtures	83,215	78,372
Laboratory equipment	36,092	34,918
Leasehold improvements	25,827	24,097
Motor vehicles	144	42
	634,567	588,178
Less accumulated depreciation and asset write offs	(475,898)	(425,127)
Property, plant and equipment (net)	$158,669	$163,051

7. Other Liabilities

	December 31, 2018	December 31, 2017
	(in thousands)
Personnel related liabilities	$171,866	$168,964
Facility related liabilities	14,012	13,061
General trade and overhead liabilities*	118,845	41,789
Other liabilities	4,289	4,628
Short term government grants (note 11)	42	35
Restructuring (note 14)	8,089	5,026
	$317,143	$233,503
*includes amounts due to third parties in respect of reimbursable expenses of $85.6 million at December 31, 2018.

8. Non-Current Other Liabilities

	December 31, 2018	December 31, 2017
	(in thousands)
Defined benefit pension obligations, net (note 9)	$3,320	$6,061
Other non-current liabilities	10,126	11,050
	$13,446	$17,111

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 8% of the participant's annual compensation. Contributions to the plan are recorded as an expense in the selling, general and administrative line in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 were $25,241,000, $20,355,000 and $20,952,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches participant's contributions up to 3% and matches 50% of participant's contributions thereafter to a maximum Company contribution of 4.5% of the participant's annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 were $15,532,000, $14,946,000 and $15,223,000 respectively.

ICON Development Solutions Limited pension plan

One of the Company's subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2018, December 31, 2017 and December 31, 2016, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement. The plan has been closed to new entrants with effect from July 1, 2003.

Funded status	December 31, 2018	December 31, 2017
	(in thousands)
Projected benefit obligation	$(30,045)	$(37,759)
Fair value of plan assets	27,297	32,423
Funded status	$(2,748)	$(5,336)
Non-current other liabilities (note 8)	$(2,748)	$(5,336)

Change in benefit obligation	December 31, 2018	December 31, 2017
	(in thousands)
Benefit obligation at beginning of year	$37,759	$32,906
Service cost	124	112
Interest cost	895	929
Plan participants' contributions	24	22
Expenses	—	(8)
Benefits paid	(3,049)	(68)
Actuarial (gain)/loss	(3,844)	658
Foreign currency exchange rate changes	(1,864)	3,208
Benefit obligation at end of year	$30,045	$37,759

Change in plan assets	December 31, 2018	December 31, 2017
	(in thousands)
Fair value of plan assets at beginning of year	$32,423	$24,876
Actual return on plan assets	(584)	979
Employer contributions	153	4,008
Plan participants' contributions	24	22
Benefits paid	(3,049)	(68)
Foreign currency exchange rate changes	(1,670)	2,606
Fair value of plan assets at end of year	$27,297	$32,423

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit cost:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Service cost	$124	$112	$75
Interest cost	895	929	1,017
Expected return on plan assets	(624)	(586)	(646)
Amortization of net loss	248	250	—
Expenses	—	(8)	8
Net periodic benefit cost	$643	$697	$454

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Discount rate	2.5%	2.7%	4.0%
Rate of compensation increase	3.7%	3.9%	3.7%
Expected rate of return on plan assets	2.0%	2.1%	3.0%

Other comprehensive income	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Actuarial (gain)/loss - benefit obligation	$(3,844)	$658	$10,057
Actuarial loss/(gain) – plan assets	1,208	(393)	(5,215)
Actuarial gain recognized in net periodic benefit cost	(248)	(250)	—
Total	$(2,884)	$15	$4,842

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $0.1 million and $Nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Net actuarial loss	$4,254	$7,138	$7,123
Total	$4,254	$7,138	$7,123

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2018 and December 31, 2017:

	December 31, 2018	December 31, 2017
Discount rate	2.9%	2.5%
Rate of compensation increase	3.7%	3.7%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the Balance Sheet date. This is represented by the iboxx corporate bond over 15 year index plus 10 basis points.

Plan Assets

The assets of the scheme are invested with Legal and General and are held in a combination of: the Active Corporate Bond over 10 Year fund, Gilt and Index Linked Gilt funds. The overall investment strategy is that approximately 75% of investments are in government bonds (both fixed interest and index linked), approximately 25% of investments are held in corporate bonds. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2018 of 2.1% was calculated as the value of the fund after application of a market value reduction factor. The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds	2.9%
Gilts	1.8%
Cash	2.9%

The long-term expected return on corporate bonds and gilts (fixed interest and index linked) is determined by reference to bond yields and gilt yields at the Balance Sheet date.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2018	December 31, 2017
Corporate Bonds	25%	22%
Gilts	71%	65%
Cash	4%	13%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2018, gives rise to an expected overall rate of return of scheme assets of approximately 2.1% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1 (in thousands)
	December 31, 2018	December 31, 2017
Cash	$1,029	$4,086
Fixed Income Securities
Legal and General Active Corporate Bond – Over 10 Year	6,688	7,188
Legal and General Gilt Funds	7,136	7,611
Legal and General Index Linked Gilt Funds	12,444	13,538
	$27,297	$32,423

Cash Flows

The Company expects to contribute $0.2 million to the pension fund in the year ending December 31, 2019.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2019	295
2020	311
2021	383
2022	412
2023	403
Years 2024 - 2028	$3,451

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

Aptiv Solutions pension plan

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The acquisition of Aptiv was accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2018 and December 31, 2017 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60, Defined Benefit Plans – Other Postretirement.

Funded status	December 31, 2018	December 31, 2017
	(in thousands)
Projected benefit obligation	$(5,279)	$(5,927)
Fair value of plan assets	4,707	5,202
Funded status	$(572)	$(725)
Non-current other liabilities (note 8)	$(572)	$(725)

Change in benefit obligation	December 31, 2018	December 31, 2017
	(in thousands)
Benefit obligation at beginning of year	$5,927	$6,928
Service cost	138	243
Interest cost	47	54
Plan participants' contributions	83	120
Settlement	(409)	(1,019)
Prior service cost	(8)	—
Transferred (benefits paid)/balances	(77)	(76)
Actuarial gain	(372)	(626)
Foreign currency exchange rate changes	(50)	303
Benefit obligation at end of year	$5,279	$5,927

Change in plan assets	December 31,	December 31,
	2018	2017
	(in thousands)
Fair value of plan assets at beginning of year	$5,202	$6,006
Expected return on plan assets	41	47
Actual return on plan assets	(240)	(296)
Scheme contributions	109	157
Plan participants' contributions	83	120
Transferred (benefits paid)/balances	(77)	(76)
Settlement	(409)	(1,019)
Foreign currency exchange rate changes	(2)	263
Fair value of plan assets at end of year	$4,707	$5,202

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Service cost	$138	$243	$352
Interest cost	47	54	82
Expected return on plan assets	(41)	(47)	(48)
Amortization of net (gain)/loss	(69)	(43)	22
Amortization of prior service credit	(8)	(8)	(8)
Settlement	(93)	(214)	(136)
Curtailment	—	—	—
Net periodic benefit credit	$(26)	$(15)	$264

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	December 31, 2018	December 31, 2017	December 31, 2016
Discount rate	0.80%	0.75%	0.95%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	0.80%	0.75%	0.95%

Other comprehensive income	December 31, 2018	December 31, 2017	December 31, 2016
Actuarial gain - benefit obligation	$(372)	$(626)	$(1,157)
Actuarial loss/(gain) – plan assets	240	296	(1,233)
Prior service credit recognized in net periodic benefit cost	93	215	136
Actuarial gain/(loss) recognized in net periodic benefit cost	69	43	(22)
Amortization of net prior service credit	8	8	8
Net prior service cost occurring during the year	(9)	(1)	(89)
Total	$29	$(65)	$(2,357)

The estimated net gain and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $95,000 and $9,000 respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Net actuarial gain	$(1,254)	$(1,283)	$(1,218)
Total	$(1,254)	$(1,283)	$(1,218)

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2018 and December 31, 2017:

	December 31, 2018	December 31, 2017
Discount rate	0.80%	0.80%
Rate of compensation increase	2.00%	2.00%

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

Cash Flows

The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2019.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2019	678
2020	212
2021	209
2022	204
2023	199
Years 2023 - 2028	$908

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
Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at December 31, 2018 is eight years.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	Options Granted Under Plans	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2015	1,626,582	$34.87	$11.94
Granted	256,191	$69.61	$20.10
Exercised	(393,240)	$25.79	$9.84
Cancelled	(23,089)	$29.74	$11.19
Outstanding at December 31, 2016	1,466,444	$43.45	$13.94
Granted	219,113	$85.98	$25.06
Exercised	(458,243)	$30.35	$10.72
Cancelled	(55,921)	$54.35	$16.76
Outstanding at December 31, 2017	1,171,393	$56.02	$17.15
Granted	167,557	$118.90	$36.84
Exercised	(408,699)	$41.12	$13.55
Cancelled	(9,505)	$32.35	$11.39
Outstanding at December 31, 2018	920,746	$74.32	$22.39
Vested and exercisable at December 31, 2018	397,923	$56.10	$17.11

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2018, was 5.01 years and 3.83 years respectively (2017: 4.86 years and 3.44 years respectively). 241,149 options are expected to vest during the year ended December 31, 2019 (255,198 options were expected to vest during the year ended December 31, 2018).

The intrinsic value of options exercised during the year ended December 31, 2018 amounted to $38.2 million. The intrinsic value of options outstanding and options exercisable at December 31, 2018 amounted to $48.6 million and $28.3 million respectively. Intrinsic value is calculated based on the market value versus strike price of the Company's shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2018 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested outstanding at December 31, 2017	694,727	$68.06	$20.03

Granted	167,557	118.90	36.84
Vested	(336,756)	62.21	18.51
Forfeited	(2,705)	56.58	16.84

Non-vested outstanding at December 31, 2018	522,823	$88.18	$26.41

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2018:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.28	18,190	0.16		18,190
$22.30	52,811	1.32		52,811
$23.66	1,161	1.57		1,161
$26.71	450	1.69		450
$32.37	20,848	2.33		20,848
$36.22	2,141	2.46		2,141
$37.90	920	2.93		920
$40.83	40,502	3.39		25,360
$47.03	22,685	3.17		14,020
$48.67	50,896	3.21		34,906
$51.35	2,030	3.60		1,224
$65.60	66,752	5.38		24,543
$66.47	4,267	4.39		1,572
$66.97	1,249	4.45		—
$68.39	135,400	4.18		79,069
$71.95	127,905	5.17		74,473
$83.47	127,136	6.17		22,461
$90.03	77,846	6.38		23,774
$115.11	107,794	7.17		—
$125.74	59,763	7.38		—
$20.28 - $125.74	920,746	5.01	$74.32	397,923	$56.10

Options outstanding include both vested and unvested options as at December 31, 2018. Options exercisable represent options which have vested at December 31, 2018. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2018, December 31, 2017 and December 31, 2016 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Weighted average fair value	$36.84	$25.06	$20.10

Assumptions:
Expected volatility	30%	29%	30%
Dividend yield	—%	—%	—%
Risk-free interest rate	2.76%	1.93%	1.39%
Expected life	5.0 years	5.0 years	5.0 years

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
The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2018:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2017	511,026	$72.07	0.93	715,970	$72.65	1.28

Granted	71,906	$116.02		160,113	$123.42
Shares vested	(215,826)	$68.28		(276,495)	$67.99
Forfeited	(116,053)	$70.89		(64,911)	$78.92

Outstanding at December 31, 2018	251,053	$85.95	0.96	534,677	$89.50	1.22

The fair value of RSUs vested for the year ended December 31, 2018 totaled $18.8 million (2017: $16.6 million).

The fair value of PSUs vested for the year ended December 31, 2018 totaled $14.7 million (2017: $15.0 million).

The PSUs vest based on service and specified EPS targets over the period 2015 – 2018, 2016 – 2019, 2017 – 2020 and 2018 – 2021. Since 2013, 147,630 PSUs (net of forfeitures) have been granted. Depending on the actual amount of EPS from 2015 to 2021, up to an additional 103,423 PSUs may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2018 is stated after charging $31.6 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Direct costs	$17,408	$18,020	$21,903
Selling, general and administrative	$14,186	$12,553	$18,440
Total compensation costs	$31,594	$30,573	$40,343

Total non-cash stock compensation expense not yet recognized at December 31, 2018 amounted to $43.1 million. The weighted average period over which this is expected to be recognized is 2.19 years.

The amendments required by Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ require the Company to record all tax effects related to share-based payments through the income statement rather than additional paid in capital. The Company has applied the updated standard prospectively in the twelve months of the year ended December 31, 2017.

The income tax expense for the year ended December 31, 2018 reflects a net income tax benefit of $12.7 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2018 was $3.6 million. The income tax expense for the year ended December 31, 2017 reflects a net income tax benefit of $9.3 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2017 was $3.2 million. The income tax expense for the year ended December 31, 2016 reflects a net income tax benefit of $3.5 million in connection with stock compensation (excluding excess tax benefits) and the cash tax benefit realized in connection with stock options exercised during 2016 was $3.4 million.

11. Government Grants

	December 31, 2018	December 31, 2017
	(in thousands)
Received	$3,539	$3,539
Less accumulated amortization	(2,792)	(2,745)
Foreign exchange translation adjustment	172	207
Total government grants	919	1,001
Less current portion	(42)	(35)
Non-current government grants	$877	$966

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote. Government grants amortized to the profit and loss account amounted to $47,000 for the year ended December 31, 2018. A net charge of $44,000 was recorded in respect of government grants during the year ended December 31, 2017. As at December 31, 2018 the Company had $3.2 million in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2018, 408,699 options were exercised by employees at an average exercise price of $41.12 per share for total proceeds of $16.8 million. During the year ended December 31, 2018, 276,495 ordinary shares were issued in respect of certain RSUs and 215,826 ordinary shares were issued in respect of PSUs previously awarded by the Company.

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

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. During the year ended December 31, 2018, the Company redeemed a total of 1,008,162 ordinary shares under this program for total consideration of $129.0 million. At December 31, 2018 a total of 4,026,576 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $372.1 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a other undenominated capital fund as required under Irish Company Law.

On July 31, 2015 the Company commenced a buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to a other undenominated capital reserve as required under Irish Company Law. The share buyback program was completed in December 31, 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million (including the programe for $400 million).

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

The components of income before income tax expense are as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$243,988	$218,306	$201,221
United States	27,499	28,426	11,466
Other	93,127	81,325	87,485
Income before provision for income taxes	$364,614	$328,057	$300,172

The components of provision for income taxes are as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Provision for income taxes:
Current tax expense:
Ireland	$28,042	$20,084	$22,931
United States	2,885	5,792	7,768
Other	9,379	9,964	5,749
Total current tax expense	40,306	35,840	36,448

Deferred tax expense/(benefit):
Ireland	1,054	261	1,284
United States	875	8,980	613
Other	(277)	1,488	(352)
Total deferred tax expense	1,652	10,729	1,545

Provision for income taxes	41,958	46,569	37,993

Impact on shareholders equity and other comprehensive income of the tax consequence of :
Excess tax benefit on stock compensation	—	—	(4,332)
Currency impact on long term funding	119	973	(396)
Fair value of cash flow hedge	(148)	148	—

Total	$41,929	$47,690	$33,265

Ireland's statutory income tax rate is 12.5%. The Company's consolidated reported provision for income taxes differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2017:12.5%; 2016:12.5%)	$45,577	$41,007	$37,522
Foreign and other income taxed at higher rates	7,649	6,324	4,642
Research & development tax incentives	(1,243)	(830)	(907)
Movement in valuation allowance	5,667	1,329	1,208
Effects of change in tax rates	(147)	925	576
Increase/(decrease) in unrecognized tax benefits	(5,423)	933	(1,521)
Impact of stock compensation	(8,301)	(9,917)	(4,121)
Impact of deemed repatriation under US Tax Reform	—	7,694	—
Other	(1,821)	(896)	594
Provision for income taxes	$41,958	$46,569	$37,993

In 2017, the provision for income taxes included non-recurring items related to US Tax Reform (H.R.1). The income tax expense recognized in respect of deemed repatriation of historic earnings of non-U.S. subsidiaries owned by our U.S. subsidiaries was $7.7 million. The income tax expense recognized in respect of the change in the US federal income tax rate from 35% to 21% was $0.5 million (included in “Effects of change in tax rates” above).

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2018	December 31, 2017
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$981	$1,139
Goodwill	25,149	22,655
Other intangible assets	9,397	11,801
Other	5,703	4,139
Total deferred tax liabilities recognized	41,230	39,734

Deferred tax assets:
Operating loss and tax credits carry-forwards	29,995	24,962
Property, plant and equipment	4,893	4,062
Accrued expenses and payments on account	24,599	24,433
Stock compensation	6,490	5,786
Deferred compensation	2,197	2,548
Deferred revenue	5,681	—
Other	2	740
Total deferred tax assets	73,857	62,531
Valuation allowance for deferred tax assets	(27,263)	(22,439)
Deferred tax assets recognized	46,594	40,092
Overall net deferred tax asset	$5,364	$358

At December 31, 2018 Ireland subsidiaries had tax credit carry-forwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $4.0 million (2017: $4.5 million).

At December 31, 2018 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carry-forwards of approximately $15.1 million and $32.6 million, respectively. These NOLs are available for offset against future taxable income and expire between 2022 and 2037. Of the $15.1 million U.S. federal NOLs, approximately $2.2 million is available for offset against future U.S. federal taxable income. The subsidiary's ability to use the remaining U.S. federal and state NOL carry-forwards is limited on an annual basis due to changes of ownership in 2000, 2010, 2014 and 2017, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Of the U.S. federal NOLs, $12.9 million are limited by Section 382. Of the $12.9 million of losses, the amounts are available as follows: $4.9 million for the years 2019 – 2020, $7.5 million in 2021-2025, $0.5 million for the years 2026 – 2035. As at December 31, 2018 , U.S subsidiaries also had excess disallowed interest carry-forwards of $21.9 million. These carry-forwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

At December 31, 2018 other than those in the U.S. and Ireland, we had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $72.9 million (2017: $77.2 million). In addition at December 31, 2018 those subsidiaries had tax credit carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $4.9 million (2017: $4.8 million). At December 31, 2018 those subsidiaries also had additional operating loss carry forwards of $4.7 million which are due to expire between 2019 and 2025 (2017: $4.7 million) and operating carry-forwards of $3.2 million which are due to expire between 2026 and 2035 (2017: $0 million).

The expected expiry dates of these losses are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2021-2034	14,323	12,158
2035-2037	766	20,464

	$15,089	$32,622

In addition, US subsidiaries have alternative minimum tax credit carry-forwards of approximately $0.4 million that are available to reduce future U.S. federal regular income taxes through 2020. Any remaining alternative minimum tax credits will be fully refundable in 2021. We also have minimum tax credit carry-forwards of approximately $0.3 million that are available to offset future U.S. federal income taxes. These credits will be fully used or refunded before 2022.

The valuation allowance at December 31, 2018 was approximately $27.3 million. The valuation allowance for deferred tax assets as of December 31, 2017 and December 31, 2016 was $22.4 million and $20.3 million respectively. The net change in the total valuation allowance was an increase of $4.8 million during 2018 and an increase of $2.1 million during 2017. Of the total increase of $4.8 million in 2018, $5.6 million resulted in current year income tax expense and $0.8 million was recognized in Other Comprehensive Income. Of the total increase of $2.1 million in 2017, $0.5 million resulted in a current year income tax expense, and $1.6 million was recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2018 and December 31, 2017 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods. During 2017, there were no movements in the valuation allowance that had a material impact on the effective tax rate. During 2018, the Company recognized a valuation allowance of $6.2 million in respect of disallowed interest carry-forwards generated during the year as management does not consider it more likely than not that the Company will have sufficient capacity with which to utilize these losses.

The Company has recognized a deferred tax liability of $4.9 million (2017: $3.1 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are consider to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Unrecognized tax benefits at start of year	$23,720	$26,620	$28,166
Increase related to prior year tax positions	2,084	—	1,151
Decrease related to prior year tax positions	(2,915)	(3,050)	(2,483)
Increase related to current year tax positions	3,065	4,765	1,104
Settlements	(182)	(2,523)	(837)
Lapse of statute of limitations	(4,339)	(2,092)	(481)
Unrecognized tax benefits at end of year	$21,433	$23,720	$26,620

The relevant statute of limitations for unrecognized tax benefits totaling $1.3 million could potentially expire during 2019.

Included in the balance of total unrecognized tax benefits at December 31, 2018 were potential benefits of $21.4 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2017 and December 31, 2016 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $23.7 million and $26.6 million respectively.

Interest and penalties recognized as a net benefit during the year ended December 31, 2018 amounted to $1.3 million (2017: net expense of $0.9 million, 2016: net expense of $0.1 million) and are included within the provision for income taxes. Total accrued interest and penalties as of December 31, 2018 and December 31, 2017 were $1.1 million and $2.4 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in both our major jurisdictions. In the United States tax periods open to audit include the years ended December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018. In Ireland, tax periods open to audit include the years ended December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

14. Restructuring charges

Restructuring and other items recognized during the year ended December 31, 2018 comprise:

	Year Ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Restructuring charges	$12,490	7,753	$8,159
Net charge	$12,490	7,753	$8,159

Restructuring Charges

A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilizations, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$9,684	$2,806	$12,490
Utilized	(5,399)	(672)	$(6,071)
Foreign exchange	—	—	—
Provision at December 31, 2018	$4,285	$2,134	$6,419

Prior Period Restructuring Charges
A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization. No additional charge was recorded during the twelve months ended December 31, 2018.

Workforce reductions
(in thousands)
Restructuring charges	$7,753
Utilized	(4,656)
Provision at December 31, 2017	$3,097
Utilized	(1,015)
Provision at December 31, 2018	$2,082
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016, under a restructuring plan adopted following a review by the Company of its operations. The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease of $2.0 million during the twelve months ended December 31, 2016. No additional charge was recorded during the twelve months ended December 31, 2017 and December 31, 2018.

	Workforce Reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	(63)	—	(63)
Provision at December 31, 2016	$393	$1,398	$1,791
Utilized	(393)	(1,081)	(1,474)
Provision at December 31, 2017	$—	$317	$317
Utilized	—	(317)	(317)
Provision at December 31, 2018	$—	$—	$—

At December 31, 2018 $7.2 million is included within other liabilities and $1.3 million within non-current other liabilities.

15. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next 13 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognized $40.3 million, $44.0 million and $44.0 million in rental expense, including rates, for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2019	32,634
2020	26,839
2021	21,306
2022	15,781
2023	10,829
Thereafter	19,194
Total	$126,583

16. Disaggregation of Revenue
Revenue disaggregated by customer profile is as follows:

	YTD
	December 31, 2018	December 31, 2017
	(in thousands)

Top client	$352,335	$503,875
Clients 2-5	671,723	505,818
Clients 6-10	385,741	348,841
Clients 11-25	461,351	421,759
Other	724,627	622,028
Total	$2,595,777	$2,402,321
Revenue for the year ended December 31, 2018 reflects revenue as reported on adoption of ASC 606.

Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

17. Trade accounts receivable, unbilled services (contract assets) and payments on account (contract liabilities)

Trade accounts receivables and unbilled revenue are as follows:

	December 31, 2018	December 31, 2017
	(in thousands)

Billed services (accounts receivable)	$423,680	$388,431
Unbilled services (unbilled revenue)	362,926	268,509
Trade accounts receivable and unbilled revenue	786,606	656,940
Allowance for doubtful accounts (note 18)	(8,889)	(8,930)

Trade accounts receivable and unbilled revenue, net	$777,717	$648,010

Unbilled services and payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	December 31, 2018	December 31, 2017	$ Change	% Change

Unbilled services (unbilled revenue)	$362,926	$268,509	$94,417	35.2%
Unearned revenue (payments on account)	(274,468)	(298,992)	24,524	(8.2)%

Net balance	$88,458	$(30,483)	$118,941	390.2%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled receivables and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer.

The most significant impact of application of ASC 606 is the measurement of a clinical trial service as a single performance obligation recognized over time. We concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs on adoption of ASC 606 and are recorded based on activity undertaken by the third party. Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2018 were $85.6 million (see note 7 Other liabilities).

Payments on account decreased by $24.5 million over the same period resulting in an increase of $118.9 million in the net balance of unbilled services and payments on account between December 31, 2017 and December 31, 2018. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contract when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

The bad debt expense recognized on the Group's receivables and unbilled services was $0.7 million for the twelve months ended December 31, 2018.

As of December 31, 2018 approximately $5.3 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 40% of the unrealized performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

18. Provision for Doubtful Debts
The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2018 comprises:

	December 31, 2018	December 31, 2017
	(in thousands)
Opening provision	$8,930	$9,450
Amounts used during the year	(995)	(2,733)
Amounts provided during the year	3,083	5,116
Amounts released during the year	(2,355)	(3,106)
Foreign exchange	226	203
Closing provision	$8,889	$8,930

19. Business Segment and Geographical Information

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

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the ('CODM') in accordance with FASB ASC 280-10 Disclosure about Segments of an Enterprise and Related Information. The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, were together considered the Company's CODM in the period up to and including March 1, 2017. On March 1, 2017, Mr Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As of March 1, 2017, the Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer in accordance with the requirements of ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

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

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China (including Hong Kong), South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

There have been no changes to the basis of segmentation or the measurement basis for the segment results since the prior year.

Reportable segment information at December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
		Restated*	Restated*
	(in thousands)
Ireland	$1,066,200	$944,130	$995,365
Rest of Europe	379,883	355,552	319,935
U.S.	894,978	881,829	866,901
Other	254,716	220,810	182,755
Total	$2,595,777	$2,402,321	$2,364,956

* 2017 and 2016 restated to reflect gross revenue.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$257,089	$232,032	$216,149
Rest of Europe	36,280	26,493	34,200
U.S.	58,561	58,322	41,348
Other	21,427	21,491	19,997
Total	$373,357	$338,338	$311,694

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$269,196	$240,115	$218,334
Rest of Europe	36,904	26,351	36,509
U.S.	58,340	58,164	44,590
Other	21,407	21,461	20,420
Total	$385,847	$346,091	$319,853

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$106,206	$111,329
Rest of Europe	9,807	9,026
U.S.	25,535	27,797
Other	17,121	14,899
Total	$158,669	$163,051

e) The distribution of depreciation and amortization by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$34,721	$26,277	$25,766
Rest of Europe	5,331	6,857	6,914
U.S.	21,605	24,246	23,462
Other	4,259	3,917	3,433
Total	$65,916	$61,297	$59,575

f) The distribution of total assets by geographical area was as follows:

	Year Ended
	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$1,073,411	$880,378
Rest of Europe	514,010	504,418
U.S.	646,512	650,681
Other	120,322	111,141
Total	$2,354,255	$2,146,618

g) The distribution of capital expenditures by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$30,942	$24,468	$27,670
Rest of Europe	2,590	2,819	2,851
U.S.	9,311	11,027	8,432
Other	5,554	6,403	3,648
Total	$48,397	$44,717	$42,601

h) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
Client A	14%	21%	26%

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$2,620	$1,084	$407
Rest of Europe	1,750	1,222	1,040
U.S.	17	16	2
Other	372	24	35
Total	$4,759	$2,346	$1,484

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Ireland	$29,096	$20,345	$24,215
Rest of Europe	(434)	1,921	5,528
U.S.	3,761	14,772	8,381
Other	9,535	9,531	(131)
Total	$41,958	$46,569	$37,993

20. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Cash paid for interest	$13,060	$13,094	$13,615
Cash paid for income taxes	$18,558	$12,305	$10,205

21. Accumulated Other Comprehensive Income

	Year ended
	December 31, 2018	December 31, 2017
	(in thousands)
Currency translation adjustments	$(62,710)	$(36,188)
Currency impact on long term funding	(5,016)	(182)
Actuarial loss on defined benefit pension plan (note 9)	(3,000)	(5,855)
Unrealized capital loss – investments (note 3)	(450)	(295)
Realized gain on interest rate hedge	4,658	4,658
Amortization of interest rate hedge	(2,810)	(1,887)
Fair value of cash flow hedge	—	1,036
Total	$(69,328)	$(38,713)

22. Long-Term Debt – Senior Notes

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

The Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. The Company was in compliance with these covenants at December 31, 2018.

The Senior Notes have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

23. Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year-ended December 31, 2018

ASC 606 'Revenue from Contracts with Customers'
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard replaces most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May

2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition.
The updated standard was effective for ICON in the first quarter of the year ended December 31, 2018. ICON elected to adopt the updated standard using the cumulative effect transition method. Under this transition method, ICON applied the new standard as of the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts. ICON recorded the cumulative effect of initially applying the new standard (to revenue and cost) as an adjustment to the opening balance of equity at the date of initial application. The most significant impact relates to our assessment of measurement of performance and percentage of completion in respect of our clinical trials service revenue. ICON applied the requirements of the new standard to those contracts not completed at the date of initial application. See note 26 Impact of New Accounting Policy for the impact of the adoption of the new accounting standard.
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

The adoption of the ASU did not have a significant impact on the financial statements.

In January 2017, the FASB issued ASU 2017-01 'Business combinations - Clarifying the definition of a business' to provide a new framework for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The ASU may be early adopted. The adoption of ASU 2017-01 did not have a significant impact on the financial statements.

In March 2017, the FASB issued ASU 2017-07 'Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost' which requires companies to present the service cost component of net benefit cost in the same line items in which they report compensation cost. Companies will present all other components of net benefit cost outside operating income, if this subtotal is presented. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2017-07 did not have a significant impact on the financial statements.
In January 2016, the FASB issued ASU 2016-01 'Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of the Financial Assets and Financial Liabilities' which will significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU was effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-01did not have a significant impact on the financial statements.
In March 2016, the FASB issued ASU 2016-04, 'Recognition of Breakage for Certain Prepaid Stored-Value Products', which allows entities to recognize breakage on prepaid stored-value products consistent with how breakage is recognized under the new revenue standard. The exception applies to prepaid stored-value products in physical or digital form, with stored monetary values that are redeemable for goods and services, including those that can be redeemed for cash (e.g. prepaid gift cards issued on a specific payment network and redeemable at network-accepting merchant locations, prepaid telecommunication cards, and traveler's checks). The ASU was effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-04 did not have a significant impact on the financial statements.
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

The ASU was effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2017. The adoption of ASU 2016-15 did not have a significant impact on the financial statements. Any contingent consideration payment arrangements arising on business combinations effected in the future will be reviewed for cash flow statement classification in line with ASU 2016-15. There were no contingent consideration payment arrangements during the year ended December 31, 2018.
In October 2016, the FASB issued ASU 2016-16, 'Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory', which requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-16 did not have a significant impact on the financial statements.
In November 2016, the FASB issued ASU 2016-18, 'Statement of Cash Flows (Topic 230): Restricted Cash', which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. The adoption of ASU 2016-18 did not have a material impact on the financial statements.

Financial statement effects of tax reform

H.R.1 was enacted on December 22, 2017. The effective date of the law for most provisions is January 1, 2018 however the effects were required to be recognized in December 2017 financial statements. In response, the SEC staff issued SAB 118, which allows registrants to record provisional amounts during a 'measurement period'. See Note 13 for assessment of impact of H.R.1 on the December 31, 2017 financial statements.

Impact of new accounting pronouncements which will be adopted during fiscal year-ended December 31, 2019

In February 2016, the FASB issued ASU 2016-02, 'Leases', requiring lessees to recognize a right-of-use asset and a lease liability on the Consolidated Balance Sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. The updated standard is effective for us beginning in the first quarter of the year-ended December 31, 2019. We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures. See Note 15 Commitments and Contingencies for details of operating leases held during year-ended December 31, 2018. A lease liability and right-of-use asset will be recorded on the Consolidated Balance Sheet at December 31, 2019. We estimate the impact of the adoption of ASC 842 will be the recognition of a right-of use asset and of lease liabilities in the range of $100 million to $110 million. Under the new standard we expect an insignificant change in net result due to the replacement of operating leases expenses with amortization of the lease asset and the interest expense.

In July 2018, the FASB issued ASU 2018-11, which creates a new, optional transition method for implementing ASU 2016-02 and a lessor practical expedient for separating lease and non-lease components.
This ASU is effective:
•For entities that have not early adopted ASU 2016-02, with the effective date of ASU 2016-02.
•For entities that have early adopted ASU 2016-02, upon issuance. However, it can only be adopted by entities either at (1) the beginning of the company’s first reporting period after issuance or (2) the entity’s mandatory ASC 842 effective date. The Company has elected to adopt this transition method for implementing ASU 2016-02 and the related practical expedient.

In July 2018, the FASB issued ASU 2018-10, which clarifies and corrects errors in ASC 842. The effective date and transition requirements in ASU 2018-10 are the same as the effective date and transition requirements of ASU 2016-02.

In January 2018, the FASB issued ASU 2018-01, which clarifies that land easements are in the scope of ASU 2016-02, Leases, and provides transition relief. The effective date and transition requirements in ASU 2018-01 are the same as the effective date and transition requirements of ASU 2016-02.

In August 2017, the FASB issued ASU 2017-12 'Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities' which changes the recognition and presentation requirements of hedge accounting, including:

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

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU is effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of the ASU is not expected to have an impact on the financial statements.

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

In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities.
Most of the amendments are effective immediately.
Some of the amendments are effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2018.
•All other entities for annual periods in fiscal years beginning after December 15, 2019, and interim periods in fiscal years beginning after December 15, 2020. Other amendments, which affect recently issued ASUs that are not yet effective, are effective with the original ASU. The impact of adoption of ASU 2018-19 is not expected to be significant.

In June 2018, the FASB issued ASU 2018-08, which clarifies and improves current guidance about whether a transfer of assets (or the reduction, settlement, or cancellation of liabilities) is a contribution or an exchange transaction. For transactions in which an entity is either a public business entity or an NFP that has issued, or is a conduit bond obligor for securities that are traded, listed, or quoted on an exchange or an over-the-counter market and serves as a resource recipient, the entity should apply the amendments in this ASU on contributions received to annual and interim periods in fiscal years beginning after June 15, 2018. All other entities should apply the amendments for transactions in which the entity serves as the resource recipient to annual periods in fiscal years beginning after December 15, 2018 and interim periods in fiscal years beginning after December 15, 2019. For transactions in which an entity is either a public business entity or an NFP that has issued, or is a conduit bond obligor for securities that are traded, listed, or quoted on an exchange or an over-the-counter market and serves as a resource provider, the entity should apply the amendments in this ASU on contributions made to annual and interim periods in fiscal years beginning after December 15, 2018. All other entities should apply the amendments for transactions in which the entity serves as the resource provider for annual periods in fiscal years beginning after December 15, 2019 and interim periods in fiscal years beginning after December 15, 2020. Early adoption of the amendments is permitted. The adoption of ASU 2018-08 is not expected to have a significant impact on the financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The adoption of ASU 2018-02 is not expected to have a significant impact on the financial statements.

In December 2017, the FASB issued ASU 2017-15. The ASU eliminates Topic 995, which includes an exemption to the recognition of deferred taxes on certain statutory reserve deposits that were, but are no longer, tax deferred. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. The adoption of ASU 2017-15 is not expected to have a significant impact on the financial statements.

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

In August 2018, the FASB issued ASU 2018-15, which clarifies that implementation costs incurred by customers in cloud computing arrangements are deferred if they would be capitalized by customers in software licensing arrangements under the internal-use software guidance.
This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2019.
•Early adoption is permitted. Our evaluation of the impact of adoption of ASU 2018-15 is on-going.

In August 2018, the FASB issued ASU 2018-14, which aims to improve the overall usefulness of disclosures to financial statement users and reduce unnecessary costs to companies when preparing defined benefit plan disclosures.
This ASU is effective for:
•Public business entities for financial statements issued for fiscal years ending after December 15, 2020.
•Retrospective adoption is required and early adoption is permitted. Our evaluation of the disclosure impact of adoption of ASU 2018-14 is on-going.

In August 2018, the FASB issued ASU 2018-13, which aims to improve the overall usefulness of disclosures to financial statement users and reduce unnecessary costs to companies when preparing fair value measurement disclosures. This ASU is effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2019. Retrospective adoption is required except for the following changes, which are required to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption:
•Changes in unrealized gains and losses included in other comprehensive income for Level 3 instruments;
•The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements; and
•The narrative description of measurement uncertainty.
Early adoption is permitted. An entity may early adopt any eliminated or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. In such cases, users should refer to the Codification for disclosure requirements. Our evaluation of the disclosure impact of adoption of ASU 2018-13 is on-going.

In August 2018, the FASB issued ASU 2018-12, which changes how insurance entities recognize, measure, present and disclose long-duration contracts. This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2020.
•Early adoption is permitted. The adoption of ASU 2018-12 is not expected to impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07, which more closely aligns the accounting for employee and nonemployee share-based payments.
This ASU is effective for:
•Public business entities for annual and interim periods in fiscal years beginning after December 15, 2018.
•The adoption of ASU 2018-07 is not expected to have a significant impact on the financial statements.

24. Related Parties

Subsidiaries of the Company earned revenue of $633,000 (2017: $743,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. $338,000 was recorded as due from DS Biopharma Limited at December 31, 2018. The contract terms were agreed on an arm’s length basis.

During the year ended December 31, 2017, personal expenses totaling $178,000 were settled by the Company on behalf of Mr. Ciaran Murray. Payment was received in advance from Mr. Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr. Ciaran Murray effective November 1, 2017. Payment was received in full in January 2018.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. A charge of €231,750 was recorded during 2018 in respect of consultancy services provided by a company controlled by Mr. Lynch. $64,000 was recorded as due to Mr. Lynch under the terms of the agreement at December 31, 2018.

25. Subsequent Events

On January 8, 2019 the Company announced a share buyback program of up to 1 million shares to be executed opportunistically during 2019 depending on cash commitments. All ordinary shares that are redeemed under the buyback program will be cancelled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenoninated capital fund as required under Irish Company law.

On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services Inc. acquired 100% of the equity share capital of MolecularMD Corp. The initial consideration on acquisition is $42 million.

The Company has evaluated subsequent events from the balance sheet date through March 1, 2019, the date at which the consolidated financial statements were available to be issued. The Company has determined that there are no items , other than the item described above, to disclose.

26.      Impact of change in accounting policies
The Company adopted ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the twelve months ended December 31, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. The comparative information has not been adjusted and therefore continues to be reported under ASC 605 ‘Revenue Recognition’.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs (inclusive of third party costs) at each reporting period.
Incremental costs of obtaining a contract were also considered on adoption of ASC 606. Commission costs of $12 million were recognized as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.
A deferred tax asset of $6.9 million was recognized in respect of the timing differences arising from cumulative impact of non tax adjustments recorded on adoption of ASC 606. These are expected to reverse in future periods.
The tables on the pages following summarize the impact of adopting ASC 606 on the consolidated financial statements for the twelve months ended December 31, 2018.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2018

	December 31, 2018
	As reported	Adjustments	Balance without adoption of Topic 606
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$395,851	$—	$395,851
Available for sale investments	59,910	—	59,910
Accounts receivable, net	414,791	—	414,791
Unbilled revenue	362,926	46,642	409,568
Other receivables	40,459	(12,580)	27,879
Prepayments and other current assets	36,801	—	36,801
Income taxes receivable	19,445	—	19,445
Total current assets	1,330,183	34,062	1,364,245
Other Assets:
Property, plant and equipment, net	158,669	—	158,669
Goodwill	756,260	—	756,260
Other non-current assets	14,525	—	14,525
Non-current income taxes receivable	20,023	—	20,023
Non-current deferred tax asset	13,577	(5,680)	7,897
Investments in equity- long term	6,963	—	6,963
Intangible assets	54,055	—	54,055
Total Assets	$2,354,255	$28,382	$2,382,637
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$13,288	$—	$13,288
Payments on account	274,468	59,242	333,710
Other liabilities	317,143	(84,342)	232,801
Income taxes payable	5,724	1,669	7,393
Total current liabilities	610,623	(23,431)	587,192
Other Liabilities:
Non-current bank credit lines and loan facilities	349,264	—	349,264
Non-current other liabilities	13,446	—	13,446
Non-current government grants	877	—	877
Non-current income taxes payable	17,551	—	17,551
Non-current deferred tax liability	8,213	—	8,213
Commitments and contingencies	—	—	—
Total Liabilities	999,974	(23,431)	976,543
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
53,971,706 shares issued and outstanding at December 31, 2018 and 54,081,601 shares issued and outstanding at December 31, 2017.	4,658	—	4,658
Additional paid‑in capital	529,642	—	529,642
Other undenominated capital	983	—	983
Accumulated other comprehensive income	(69,328)	—	(69,328)
Retained earnings	888,326	51,813	940,139
Total Shareholders' Equity	1,354,281	51,813	1,406,094
Total Liabilities and Shareholders' Equity	$2,354,255	$28,382	$2,382,637

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018

	YTD
	December 31, 2018	December 31, 2018	December 31, 2018
	As reported	Adjustments	Balance without adoption of Topic 606
	(in thousands except share and per share data)
Revenue:
Revenue	$2,595,777	$4,657	$2,600,434
Reimbursable expenses	—	(702,812)	$(702,812)

		(698,155)	1,897,622

Costs and expenses:

Direct costs	1,818,220	(702,812)	1,115,408
Selling, general and administrative expense	325,794	472	326,266
Depreciation and amortization	65,916	—	65,916
Restructuring	12,490	—	12,490

Total costs and expenses	2,222,420	(702,340)	1,520,080

Income from operations	373,357	4,185	377,542
Interest income	4,759	—	4,759
Interest expense	(13,502)	—	(13,502)

Income before income tax expense	364,614	4,185	368,799
Income tax expense (Note 13)	(41,958)	(476)	(42,434)

Net income	$322,656	$3,709	$326,365

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2017	54,081,601	4,664	$481,337	912	$(38,713)	$742,800	$1,191,000

Comprehensive income:
Net income	—	—	—	—	—	322,656	322,656
Impact of change in accounting policy	—	—	—	—	—	3,709	3,709
Currency translation adjustment	—	—	—	—	(26,522)	—	(26,522)
Currency impact of long-term funding	—	—	—	—	(4,834)	—	(4,834)
Unrealized capital loss - investments	—	—	—	—	(155)	—	(155)
Actuarial gain on defined benefit pension plan	—	—	—	—	2,855	—	2,855
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)
Fair value of cash flow hedge	—	—	—	—	(1,036)	—	(1,036)
Total comprehensive income	—	—	—	—	—	—	295,750
Exercise of share options	408,699	29	16,777	—	—	—	16,806
Issue of restricted share units / performance share units	489,568	36	—	—	—	—	36
Share based compensation expense	—	—	31,544	—	—	—	31,544
Share issue costs	—	—	(16)	—	—	—	(16)
Repurchase of ordinary shares	(1,008,162)	(71)	—	71	—	(128,960)	(128,960)
Share repurchase costs	—	—	—	—	—	(66)	(66)
Balance at December 31, 2018	53,971,706	4,658	529,642	983	(69,328)	940,139	1,406,094
There is no impact of adoption of ASC 606 on the CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME. An adjustment to retained earnings as at January 1, 2018 arises on adoption of ASC 606 and this is presented in the primary statement reflecting ASC 606 adoption.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2018

	As Reported	Adjustments	Balance without adoption of Topic 606
	(in thousands)
Cash flows from operating activities:
Net income	322,656	3,709	326,365
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	70	—	70
Depreciation expense	50,565	—	50,565
Amortization of intangibles	15,351	—	15,351
Amortization of government grants	(47)	—	(47)
Interest on short term investments	(1,329)	—	(1,329)
Realized (gain)/loss on sale of short term investments	(56)	—	(56)
Gain on re-measurement of financial assets	(800)	—	(800)
Amortization of gain on interest rate hedge	(923)	—	(923)
Amortization of financing costs	812	—	812
Stock compensation expense	31,594	—	31,594
Deferred tax expense	1,652	5,680	7,332
Changes in assets and liabilities:		—	—
Increase in accounts receivable	(37,557)	—	(37,557)
Increase in unbilled revenue	(98,510)	1,462	(97,048)
Decrease in other receivables	3,107	12,580	15,687
Increase in prepayments and other current assets	(3,237)	—	(3,237)
Decrease in other non-current assets	856	—	856
Decrease in payments on account	(6,253)	59,242	52,989
Increase in other current liabilities	2,009	(84,342)	(82,333)
Decrease in other non-current liabilities	(1,034)	—	(1,034)
Decrease in income taxes payable	(5,220)	1,669	(3,551)
Decrease in accounts payable	(5,067)	—	(5,067)
Net cash provided by operating activities	268,639	—	268,639
Cash flows from investing activities:		—	—
Purchase of property, plant and equipment	(48,397)	—	(48,397)
Purchase of subsidiary undertakings	(1,645)	—	(1,645)
Sale of available for sale investments	99,865	—	99,865
Purchase of available for sale investments	(80,956)	—	(80,956)
Purchase of investments in equity - long term	(6,163)	—	(6,163)
Net cash used in investing activities	(37,296)	—	(37,296)
Cash flows from financing activities:
Financing costs	(823)	—	(823)
Proceeds from the exercise of equity compensation	16,842	—	16,842
Share issue costs	(16)	—	(16)
Repurchase of ordinary shares	(128,960)	—	(128,960)
Share repurchase costs	(66)	—	(66)
Net cash used in financing activities	(113,023)	—	(113,023)
Effect of exchange rate movements on cash	(5,328)	—	(5,328)
Net increase in cash and cash equivalents	112,992	—	112,992
Cash and cash equivalents at beginning of year	282,859	—	282,859
Cash and cash equivalents at end of year	$395,851	$—	$395,851

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

Date March 1, 2019

INDEX TO EXHIBITS

Exhibit Number	Title

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*   Filed herewith