Form 20-F
period 2019-12-31
ICON PLC
filed 2020-02-27
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
______________________________________________________________________
FORM 20-F
(Mark One)
☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended:December 31, 2019
OR
☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
☐ Shell company report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
_____________________________________
Commission File Number: 333-08704
ICON PUBLIC LIMITED COMPANY

(Exact name of Registrant as Specified in its Charter)
ICON PLC
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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 53,622,206 Ordinary Shares.
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
Large accelerated filer ☒                                                       Accelerated filer ☐                                                                      Non-accelerated filer ☐
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒                                                      International Financial Reporting Standards as issued                                             Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐
No ☒

TABLE OF CONTENTS

Page

General Information	1

Cautionary Statement	1

PART I

PART II

PART III

General Information

As used herein, “ICON plc”, “ICON”, the “Company” and “we”, "our" or “us” refer to ICON public limited company and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, ICON plc’s financial statements and other financial data contained in this Form 20-F are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom, references to “euro” or “€” are to the European single currency adopted by nineteen members of the European Union. ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 4 through 18. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

Part I

Item 1.   Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.	Selected Historical Consolidated Financial Data for ICON plc

The following selected financial data set forth below are derived from the Company’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

The financial statements and financial information in the sections following are prepared in accordance with the accounting policies (see note 2 - Significant accounting policies in the consolidated financial statements). The significant changes in accounting policies adopted during the years ended December 31, 2019 and December 31, 2018 are set-out in the paragraphs following.

ASC 842 'Leases' became effective for ICON plc with effect from January 1, 2019. ICON plc adopted the new standard as of January 1, 2019 under the cumulative-effect adjustment approach. Under this transition method, the new standard is applied without restatement of comparative period amounts. A lease liability and right-of-use asset have been recorded on the Consolidated Balance Sheet as at January 1, 2019 of $106.5 million (see note 2 - Significant accounting policies in the consolidated financial statements). The net operating cost of leases recorded during the year ended December 31, 2019 was $33.0 million, (see note 22 - Operating leases in the consolidated financial statements).

The Company adopted ASC 606 'Revenue from Contracts with Customers' (ASC 606) on January 1, 2018. The new revenue recognition policies were applied in the preparation and presentation of the results for the twelve months ended December 31, 2018 and the twelve months ended December 31, 2019. As ICON adopted the standard using the cumulative effect transition method, there was no restatement of comparative amounts. Therefore, the results for the year ended December 31, 2017 and previously reflect the provisions of ASC 605 'Revenue Recognition'.

The most significant impact of application of the new standard was the measurement of a clinical trial service as a single performance obligation recognized over time. We concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Revenue is our primary measure of performance on adoption of ASC 606. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Consolidated Statements of Operations. Reimbursable expenses are included within direct costs on adoption of ASC 606. Throughout the document revenue as reported on adoption of ASC 606 is referred to as revenue. Revenue as reported for the years ended December 31, 2017 and previously are gross revenues (inclusive of revenue from reimbursable expenses) or net revenues (exclusive of revenue from reimbursable expenses). This treatment is consistent with the adoption of ASC 606 from January 1, 2018 without restatement of comparatives.

On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired a majority shareholding in MeDiNova Research ("MeDiNova"), a site network with research sites in key markets in Europe and Africa. ICON has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares to ICON during 2020. The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The minority put/call arrangement is required to be presented separately as a redeemable noncontrolling interest on the Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable and the change in the redemption value, above or below the amount recorded as net income attributable to noncontrolling interest, is recorded directly within retained earnings. In calculating basic and diluted earnings per share, the adjustment to reflect changes in the redemption amount of the noncontrolling interest is included in net income attributable to the Group (see note 26 - Net income per ordinary share in the consolidated financial statements).

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue/gross revenue	$2,805,839	$2,595,777	$2,402,321	$2,364,956	$2,161,618
Reimbursable expenses (1)	—	—	(643,882)	(698,469)	(586,640)
			1,758,439	1,666,487	1,574,978
Costs and expenses:

Direct costs (1)	1,974,135	1,818,220	1,027,310	961,333	908,979
Selling, general and administrative	336,748	325,794	323,741	325,726	326,786
Depreciation and amortization	61,550	65,916	61,297	59,575	57,677
Restructuring and other items (2),(3),(4)	—	12,490	7,753	8,159	—
Total costs and expenses	2,372,433	2,222,420	1,420,101	1,354,793	1,293,442
Income from operations	433,406	373,357	338,338	311,694	281,536
Net interest expense	(6,417)	(8,743)	(10,281)	(11,522)	(2,686)
Income before provision for income taxes	426,989	364,614	328,057	300,172	278,850
Provision for income taxes	(51,133)	(41,958)	(46,569)	(37,993)	(39,311)
Net income attributable to noncontrolling interest	(1,870)	—	—	—	—
Net income attributable to the Group	$373,986	$322,656	$281,488	$262,179	$239,539

Net income per ordinary share attributable to the Group (5):
Basic	$6.85	$5.96	$5.20	$4.75	$4.08
Diluted	$6.79	$5.89	$5.13	$4.65	$3.97

Adjusted net income per Ordinary Share attributable to the Group (6):
Basic	$6.94	$5.96	$5.20	$4.75	$4.08
Diluted	$6.88	$5.89	$5.13	$4.65	$3.97

Weighted average number of ordinary shares outstanding:
Basic	53,859,537	54,118,764	54,129,439	55,248,900	58,746,935
Diluted	54,333,461	54,790,663	54,849,046	56,407,136	60,290,033

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$520,309	$395,851	$282,859	$192,541	$103,911
Available for sale investments	49,628	59,910	77,589	68,046	85,990
Working capital	493,728	719,560	534,960	463,552	290,939
Total assets	2,907,512	2,354,255	2,146,618	1,825,843	1,717,209
Non-current other liabilities	17,512	13,446	17,111	23,752	12,224
Non-current government grants	813	877	966	887	959
Ordinary share capital	4,635	4,658	4,664	4,692	4,719
Additional paid-in capital	577,961	529,642	481,337	438,126	383,355
Shareholders’ equity	1,618,055	1,354,281	1,191,000	945,174	763,096

(1)
Reimbursable expenses are comprised of payments to investigators and certain other costs reimbursed by clients under terms specific to each of the Company’s contracts (see note 2 (e) - Significant accounting policies in the consolidated financial statements).

(2)
A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization (see note 14 - Restructuring charges in the consolidated financial statements).

(3)
A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization (see note 14 - Restructuring charges in the consolidated financial statements).

(4)
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review by the Company of its operations. The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization and improve operational effectiveness, resulting in a charge of $6.2 million, and office consolidation which resulted in the recognition of an onerous lease obligation of $2.0 million (see note 14 - Restructuring charges in the consolidated financial statements).

(5)
Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options, RSUs and PSUs.

(6)
Adjusted net income per ordinary share reflects the add back of the adjustment to bring the noncontrolling interest in MeDiNova to the expected redemption amount. The value of the accretion recorded directly to equity of $5.0 million has been excluded from net income for the year ended December 31, 2019 when calculating adjusted net income per ordinary share attributable to the Group (non-GAAP). This redemption value is required to be included in the calculation of EPS (GAAP). (See note 26 - Net Income per Ordinary Share in the consolidated financial statements).

B.	Capitalization and indebtedness
Not applicable

C.	Reasons for the offer and use of proceeds
Not applicable

D.	Risk Factors

Various risk factors that are relevant to our business and the services we provide are outlined below. The occurrence of any of these events may materially and adversely affect our business operations, financial condition and results of operations and future prospects.

Risk Related to Our Business and Operations

We depend on a limited number of customers and a loss of, or significant decrease in business from one or more of them could affect our business.

During the year ended December 31, 2019 37.6% of our revenues were derived from our top five customers, with two customers contributing more than 10% of our revenues during the period (the largest contributing 12.5% and the second largest contributing 10.2%). During the year ended December 31, 2018 39.5% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues during the period (13.6%). No other customer contributed more than 10% of our revenues during this period (see note 16 - Disaggregation of revenue in the consolidated financial statements).

During the year ended December 31, 2017 42% of our revenues (including revenue from reimbursable expenses) were derived from our top five customers, with one customer contributing more than 10% of our revenues (including revenue from reimbursable expenses) during the period (21%). No other customer contributed more than 10% of our revenues during this period. If we lose clients, we may not be able to attract new ones and if we lose individual projects, we may not be able to replace them. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results (see note 16 - Disaggregation of revenue in the consolidated financial statements).

Our financial results may be adversely impacted if we under price our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

Many of our contracts are long-term fixed price or fixed unit price contracts for services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Revenue recognized on these service contracts are based on an assessment of progress towards completion being the cost of time and other third party costs as a percentage of total estimated time and other third party costs to deliver our services. As a result, variations in the timing and progress of large contracts may materially adversely affect our results of operations. Estimating time and costs to complete requires judgment and includes consideration of the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. We regularly review the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.

We bear the risk of cost overruns unless the scope of activity is revised from the contract specifications and we are able to negotiate a contract modification. We endeavor to ensure that any changes in scope are appropriately monitored and change orders or contract modifications are promptly negotiated and documented for changes in scope. If we were to fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees, it could materially adversely affect our operations and financial results.

The potential loss or delay of our large contracts or of multiple contracts could adversely affect our results

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

As a result, contract terminations, delays or other changes are part of our clinical services business. In the event of termination, our contracts often provide for fees for winding down the trial but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our backlog of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Therefore, the loss, early termination or delay of a large contract or contracts could adversely affect our revenues and profitability.

If we do not generate new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial conditions, results of operations or cash flows may be materially adversely affected.

Our business is dependent on our ability to generate new business awards from new and existing customers and maintain existing customer contracts. If we were unable to generate new business awards on a timely basis and contract for those awards, that could have a material impact on our business, financial condition, results of operations or cash flows.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, we may not have or adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations could be adversely impacted.

If we fail to attract or retain key personnel, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating people. We compete for qualified professionals with other Clinical Research Organizations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high caliber clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

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

The Company is focused on continuing to develop its expertise in patient recruitment. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrollment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrollment and engagement.

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

The burden on the site, in ensuring patient enrollment and engagement, is achieved through integrated site networks. ICON have a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the Du Page Medical Group. During 2019, we further enhanced our site and patient recruitment abilities through the strategic acquisitions of MeDiNova and CRN Holdings, LLC (trading as Symphony Clinical Research ("Symphony"). We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

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

Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.

In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to varying natural disaster or extreme weather risks such as hurricanes, tornadoes, droughts or floods, or other events that may result from the impact of climate change on the environment, such as sea level rise. As a result, we could experience increased costs, business interruptions, destruction of facilities, and loss of life, all of which could have a material adverse effect on our business, financial condition, or results of operations. The potential impacts of climate change may also include increased operating costs associated with additional regulatory requirements and investments in reducing energy, water use and greenhouse gas emissions.

A disease outbreak, epidemic or pandemic could adversely affect our business performance.

A disease outbreak, such as influenza, coronavirus, or other biological attack could negatively impact our operations. We could experience restrictions on our ability to travel, or the ability of patients or other service providers to travel, to monitor our clinical trials and to ensure laboratory samples are collected and analyzed on time as a result of an outbreak. At this point in time, there is significant uncertainty relating to the potential effect of the coronavirus on our business. Infections may become more widespread, including to countries where we have operations, and travel restrictions may remain or worsen, all of which could have a material adverse effect on our business, financial condition or results of operations. The potential impact of an epidemic or pandemic may also result in increased operating costs and result in a requirement to increase investment in impact prevention.

 Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber-attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We will continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

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

While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber-attacks and similar events that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of one or more contracts, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber-attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

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

Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.

We continue to pursue business transformation initiatives to embed technology, innovation and deliver operational efficiencies. As part of these initiatives, we seek to improve our productivity, flexibility, quality, functionality and cost savings by our on-going investment in global technologies, continuous improvement of our business processes and functions to deliver economies of scale. These initiatives may not deliver their intended gains or be completed in a timely manner which may adversely impact our competitiveness and our ability to meet our growth objectives and therefore, could adversely affect our business and operating results, including profitability.

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

A failure to identify and successfully close and integrate strategic acquisition targets could adversely impact our ongoing business and financial results.

We have made a number of acquisitions and continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, complete an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

•effectively and quickly assimilate the operations and services or products of the acquired company or business;

•integrate acquired personnel;

•retain and motivate key employees;

•retain customers; and

•minimize the diversion of management's attention from other business concerns.

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

We act as authorized representative and legal representative for some clients pursuant to certain EU legislation

We act as authorized representative pursuant to Medical Devices Directive 93/42/EEC  (“MDD”) and Active Implantable Medical Devices Directive 90/385/EEC (“AIMD”) for certain clients who are located outside of the European Union. Medical Devices Regulation 2017/745 (“MDR”) will replace MDD on May 26, 2020 and provides for increased responsibility, and accordingly increased risk, for authorized representatives. As authorized representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

We also act as legal representative pursuant to MDD and AIMD, and will continue to do so pursuant to MDR, for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. As legal representative, we are responsible for ensuring compliance with the client’s obligations pursuant to MDR and we are the addressee for all communications with the client provided for under MDR.

We provide these services subject to certain terms and conditions which are contained in our agreements with clients pertaining to these services. We aim to reduce any potential liability associated with these activities by seeking contractual indemnification from our clients and by maintaining an appropriate level of insurance cover. However, there is no guarantee that the specific insurance will be available or that a client will fulfill its obligations in relation to their indemnity.

 Risk Related to Our Industry

Outsourcing trends in the pharmaceutical, biotechnology and medical device industries and changes in spending and research and development budgets could adversely affect our operating results and growth rates.

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

We may be adversely affected by industry, customer or therapeutic concentration.

We provide services to biopharmaceutical, biotechnology, medical device and government organizations and our revenue is dependent on expenditures by these customers. Our business could therefore be adversely impacted by mergers, consolidation, business failures, distress in financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development progress. There has been consolidation in the biopharmaceutical market in recent years. If the number of our potential customers were to decline in the future, they may be able to negotiate price discounts or other terms for services that are less favorable to us than they have been historically.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter. They may fall short of prior periods, our projections or the expectations of securities analysts or investors, which may adversely affect the market price of our stock.

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

Our backlog may not convert to revenue and the rate of conversion may slow.

Our backlog is that element of awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the backlog. No assurances can be given that we will be able to realize this backlog in full as revenue. A failure to realize these awards could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects increases, the rate at which awards convert to revenue may be slower than in the past. A significant reduction in the rate of conversion could have a material impact on our results of operations.

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

Changes in accounting standards may adversely affect our financial statements.

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ('US GAAP') which is revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard changes, may require additional changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. In the year ended December 31, 2018 we applied ASC 606 'Revenue from contracts with customers' for the first time with effect from January 1, 2018. Under this standard, the Company is required to recognize revenue in respect of our clinical trial services on a percentage of completion basis. The change in revenue recognition requires significant estimates of total project costs (inclusive of third party costs). That estimate is required to be updated on an on-going basis to project completion. These updates may result in unexpected variability in the timing of recognition of revenue and therefore in our operating results. Application of ASC 842 'Leases' at January 1, 2019 results in the recognition of a lease liability and right-of-use asset on the Consolidated Balance Sheet (see note 28 - Impact of change in accounting policies in the consolidated financial statements).

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
The U.S. Food and Drug Administration, or "FDA", and other regulatory and government authorities and agencies inspect and audit us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters, and other requirements imposed in connection with the performance of government contracts.  We must comply with the applicable regulatory requirements governing the conduct of clinical trials and contracting with the government in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

•termination of or delay in any research;

•disqualification of data;

•denial of the right to conduct business;

•criminal penalties;

•other enforcement actions including debarment from government contracts;

•loss of clients and/or business; and

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

On June 23, 2016, the United Kingdom, or U.K., held a referendum, referred to as “Brexit”, in which voters approved an exit from the European Union (EU). In October 2019, a Brexit deal was agreed in principle. The UK have left the EU with effect from January 31, 2020 and have entered an eleven month transition period which will end on December 31, 2020. The British government continues to negotiate the terms of the U.K.’s future relationship with the EU. The terms of the withdrawal agreement continue to be unknown however it is likely that there will be greater restrictions on trade and the transfer of goods and other items (including lab samples) between the U.K. and EU. countries and increased regulatory complexities. At present, these changes are not expected to significantly affect our operations or financial results. Approximately 3% of our revenue is billed in Sterling. We currently employ approximately 900 people in the U.K. The announcement of Brexit and continued uncertainty around the withdrawal terms caused volatility in global stock markets and exchange rates. Continued fluctuation in currency exchange rates may expose us to gains and losses on non U.S. currency transactions.

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

As of December 31, 2019 and December 31, 2018, we had an outstanding principal amount of indebtedness of $350 million under our $350 million Note Purchase and Guarantee Agreement or ‘Senior Notes’ entered into on December 15, 2015.  The Senior Notes will mature on December 15, 2020.

We also have up to $150 million of additional borrowing capacity available under the Revolving Credit Facility which was entered into with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International on March 12, 2018. No amounts were drawn under the Revolving Credit Facility as of December 31, 2019. This facility bears interest at LIBOR plus a margin. We continue to monitor the phasing out of LIBOR which is currently scheduled for 2021. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point. We also continue to monitor the communications from the FASB in relation to this issue and await further communications following the issuance of the proposed accounting standards update - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting on September 5, 2019.

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

•require us to use all or a portion of our cash flow from operations to make debt service payments;

•require us to sell certain assets;

•restrict us from making strategic investments, including acquisitions or cause us to make non-strategic divestitures;

•place us at a competitive disadvantage compared to our competitors that have less debt;

•cause us to incur substantial fees from time to time in connection with debt amendments or refinancing;

•limit our flexibility to plan for, or react to, changes in our business and industry; and

•increase our vulnerability to the impact of adverse economic and industry conditions.

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

The Senior Notes and the Revolving Credit Facility credit agreements include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:

•incur or assume liens or additional debt;

•dispose of assets;

•engage in mergers or reorganizations; or

•enter into certain types of transactions with affiliates.

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

Interest rate fluctuations may materially adversely affect our results of operations and financial conditions in the event that the Company draws down on either Revolving Credit Facility or in respect of any future issuances of debt.

The interest rate in respect of the Senior Notes is fixed at 3.64% for the five year term of the agreement. The Revolving Credit Facility bears interest at LIBOR plus a margin. There were no amounts drawn on the Revolving Credit Facility at December 31, 2019. We continue to monitor the phasing out of LIBOR which is currently scheduled for 2021. We have engaged with our lenders on the implications of the change. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point. The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others:

•general market and economic conditions;

•our results of operations;

•issuance of new or changed securities analysts’ reports or recommendations;

•developments impacting the industry or our competitors;

•introduction of new products or services by us or our competitors;

•the public's reaction to our press releases, our other public announcements and our filings with the SEC;

•guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;

•changes in the credit rating of our debt;

•sale, or anticipated sale, of large blocks of our stock;

•additions or departures of key personnel;

•regulatory or political developments;

•litigation and governmental investigations;

•changing economic conditions;

•exchange rate fluctuations; and

•	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.

If securities analysts or industry analysts do not publish reports about our business or if they downgrade our stock or our sector, our stock price and trading volumes could decline.

The trading market for common stock depends in part on the research and reports that industry or financial analysts publish about us, our business or industry. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock or our industry or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Your investment return may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

We do not expect to pay any cash dividends for the foreseeable future.

We currently do not expect to declare dividends on our common stock and have not done so in the past. We continue to anticipate that our earnings will be used to provide working capital, to support operations and to finance the growth and development of our business. They may also be used to continue our share repurchase program. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to relevant laws and dependent on a number of factors, including our earnings, capital requirements and overall financial condition. Therefore, the only opportunity for stockholders to achieve a return on their investment may be if the market price of our common stock appreciates and shares are sold at a profit. The market price for our common stock may not appreciate and may fall below the price stockholders paid for such common stock.

Environmental, social and governance matters may impact our business and reputation.

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance ('ESG') matters, which are considered to contribute to the long-term sustainability of companies’ performance. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company’s board of directors in supervising various sustainability issues. We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s perceived expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Item 4.   Information on the Company.

A.	History and development

ICON public limited company (“ICON plc”) is a clinical research organization (“CRO”), founded in Dublin, Ireland in 1990. Over thirty years we have grown significantly to become a leading global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organizations. Our mission is to help our clients to accelerate the development of drugs and devices that save lives and improve quality of life.

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

Our service offering includes clinical development, functional outsourcing and laboratory services. Our clinical development services include all phases of development (Phases I-IV), peri and post approval and site and patient access services. Our laboratory services include a range of high value testing services, including bionanalytical, biomarker, vaccine, good manufacturing practice ('GMP') and central laboratory services. We also offer full-service and functional service partnerships to our customers.

Over thirty years, the Company has expanded through organic growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process and to broaden the service portfolio and add scale to existing services.

Recent investments, which continue to strengthen our service offerings to meet the needs of our customers include:

•
On January 22, 2020 a subsidiary of the Company, ICON Investments Limited, acquired 100% of the equity share capital of MedPass International ("MedPass"). The initial consideration on acquisition was $39.2 million. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research Services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices;

•
On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony (see note 4 - Goodwill in the consolidated financial statements). Founded in 2003 and operating from its headquarters in Illinois, USA and Gdansk, Poland, Symphony is a leading provider of at-home trial services and site support services from study start-up to closeout for Phase I-IV global studies. Symphony will grow ICON's patient recruitment capabilities globally and complements ICON's site network in the USA, PMG Research and the recently acquired site network in EMEA, MeDiNova. The initial consideration to acquire the 100% interest is cash of $35.0 million and contingent consideration of $2.5 million payable in 2020;

•
On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa, and has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares exclusively to ICON during 2020. The initial consideration to acquire the majority shareholding was cash of $39.3 million and contingent consideration of $14.8 million (see note 4 - Goodwill in the consolidated financial statements). The contingent consideration was paid in October 2019. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the USA, PMG Research;

•
On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc., acquired 100% of the share capital of MolecularMD Corp. ("MMD"). The consideration was $42.2 million (see note 4 - Goodwill in the consolidated financial statements). MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. It is a recognized leader in the analytical development and clinical validation of molecular diagnostic assays. It offers a comprehensive test menu in immuno-oncology development and services also include companion diagnostic development services. The acquisition enhances ICON’s laboratory offering in molecular diagnostic testing and brings to ICON expanded testing platforms, including next generation sequencing, and immunohistochemistry (IHC);

•
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Développement SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting Life-Science companies as the world leading Patient-Centered Research Company in commercializing novel treatments through Real-World Evidence, Strategic Regulatory Services, Pharmacovigilance, Market Access and Language Services. Mapi Group is the premier provider of Health Research and Commercialization services to Life-Science companies enabling Market Authorization, Market Access and Market Adoption of novel therapeutics. Cash outflows on acquisition were $145.8 million (see note 4 - Goodwill in the consolidated financial statements). The acquisition of Mapi Group strengthened ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.

Business Overview

ICON is a leading global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device, and government and public health organizations.

We offer a full range of clinical, consulting and commercial services that range from clinical development strategy, planning and trial design, to full study execution, and post-market commercialization.

ICON provides its services across a range of clinical outsourcing operating models including strategic partnerships, preferred provider, full service delivery to functional service provision and stand-alone services.

We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. We earn revenue by providing a number of different services to our customers. Those services are integral components of the clinical development process, include clinical trial management, consulting, contract staffing and laboratory services.

Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research. We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated full service solution.

At December 31, 2019, we employed approximately 14,650 employees in 97 locations in 40 countries. During the year ended December 31, 2019, we derived approximately 31.8%, 58.5% and 9.7% of our revenue in the United States, Europe and Rest of World, respectively (see note 19 - Business Segment and Geographical Information in the consolidated financial statements).

The ICON Strategy

We have achieved strong growth since our foundation in 1990, as a global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device and government and public health organizations. We focus our innovation on those factors that are critical to our clients - reducing time to market, reducing cost and increasing quality. Our global team has extensive experience in a broad range of therapeutic areas. ICON has been recognized as one of the world's leading Contract Research Organizations (''CROs") through a number of high-profile industry awards.

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

We expect that continued outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current drug development models. More recently we have seen the increasing adoption of this partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

Our strategy to achieve these objectives is focused on the following areas:

Partnerships, Customers and Market Focus

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

We continue to enhance our capabilities through both organic service development and targeted acquisitions, to meet the evolving needs of both existing and new clients. During the year, the Group acquired MMD, MeDiNova and Symphony who will enhance ICON’s capabilities across multiple platforms and strengthen our value proposition to clients; particularly in our laboratory and site network services.
ICON has a focused patient, site and data strategy, which is helping us to improve site identification, study placement and patient recruitment and retention. A successful element of our strategy has been our integrated site network made up of PMG, MeDiNova and Symphony and our ability to grow alliances with third party sites and healthcare institutions in the US and Europe. These acquisitions further enhance ICON’s site network in the US and EMEA and strengthen our patient recruitment capabilities to help recruit patients into studies faster. Please refer to Item 4 Information on the Company, for further details of these acquisitions.
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

ADDPLAN is part of the ICONIK Informatics Hub. The software provides industry leading statistical design, simulation and analysis for adaptive clinical trials, from Phase I to IV and helps our customers identify the most promising drug candidates earlier in the development process and in parallel test these across several therapeutic indications and with other drug combinations. ADDPLAN is used by regulatory agencies (FDA, EMA (Europe) and PMDA (Japan), top pharmaceuticals, medical device companies, and academia.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing the drug development industry today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our PMG, MeDiNova and Symphony site network alliances enhanced our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and health care systems in all major global research markets. In partnership with others we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

Quality project execution underpins all that we do and we have an ongoing focus on developing our people and processes to continue to enhance our service delivery. We also deploy supporting technologies which we believe will enable faster and deeper insights into the quality of trial data.

We are focused on operational excellence across our support functions and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources and legal. This enables us to enhance the service levels across these support areas whilst driving down the costs of the service provision.

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

Enhance Capabilities & Expertise

To meet the evolving needs of our clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. During 2019, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including Oncology, Orphan and Rare Diseases, CNS, Dermatology, Infectious Disease and Womens Health.

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

We continued to enhance our site and patient recruitment capabilities during 2019 with the acquisitions of MeDiNova and Symphony during the year along with the 2018 expansion of the PMG Research network through a partnership with the Du Page Medical Group. DuPage is the largest independent, multi-specialty physician group in the Chicagoland area with access to more than 700 physicians in over 50 clinical specialties ranging from primary to specialty care in areas such as cardiology and oncology. Through this agreement PMG assumed the research infrastructure at DuPage providing expanded investigator and patient access and bringing clinical research as a care option to the communities served.

Applied Innovation

Innovation at ICON is focused on the factors that are critical to our clients. We develop integrated technologies to significantly enhance the efficiency and productivity of clients’ drug and device development programs, providing true transparency across all areas of a study.

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

In addition to our ICONIK platform and ADDPLAN software (see details on page 22), Firecrest; ICON’s proprietary comprehensive site performance management system, is a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to investigative sites. It allows site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines and study parameters are met. It can significantly reduce the number of data queries originated from investigator sites. For additional details on our information systems and applied innovation see the Information System section on page 35.

Alongside the application of these technology solutions we are also focused on innovation through the redesign and where appropriate the automation of current clinical trial processes.

Capabilities and Service Offerings

ICON is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. These solutions span the Clinical Development lifecycle from compound selection to Phase I-IV clinical studies and post approval outcome research and market access consulting solutions.

We offer a broad range of specialized services to assist pharmaceutical, biotechnology and medical device companies to bring new drugs and devices to market faster. Our services span the entire lifecycle of product development and can be adapted to suit local trials or large global programs. Specific clinical development services offered to biopharmaceutical and medical device companies include:

Product Development Planning	Strategic Consulting	Study Protocol Preparation
Clinical Pharmacology	Pharmacokinetic and Pharmacodynamic Analysis	Site Feasibility - EMR & Data Analytics ICON owned Site Networks
Patient Recruitment & Retention	Digital Patient and Site Solutions - FIRECREST	Project Management
Clinical Operations /Monitoring	Patient Centric Monitoring	Data Management
Adaptive Trials -ADDPLAN	Virtual Trials	Medical Imaging
Biostatistics	Medical Affairs	Pharmacovigilance
Strategic Regulatory Services	Electronic Endpoint Adjudication	Medical Writing and Publishing
Interactive Response Technologies	Functional Solutions	Research Trials for US Government Agencies
Strategic Resourcing Central Laboratories	Bioanalytical Laboratories	Biomarket Development
Real World Strategy & Analytics	Real World & Late Phase Research	Access, Commercialization & Communications
Patient Centered Sciences	Medical Device & Diagnostics Research
ICON offers a comprehensive service portfolio supporting all aspects of drug development.

Early Phase Services

- Clinical Research Unit
- Patient Studies
- Pharmacodynamic Models
- Data Visualisation & Analysis
- NONMEM Software
- PK/PD Pop Software
- Precision Methodology

Drug Development Services

- Non-clinical
- Chemistry, Manufacturing & Controls (CMC)
- Clinical Development

Clinical Research Services

- Project Management
- Clinical Operations/Monitoring
- Patient Centric Monitoring
- Feasibility & Study Start-Up

- Site & Patient Solutions
  - Global Site Network
  - Patient Recruitment, Engagement and Retention
  - Digital Solutions - FIRECREST

- Biometrics
  - Data Management
  - Biostatistics
  - Medical Writing & Publishing
  - Adaptive Trials – ADDPLAN®

- Scientific Operations
  - Medical Imaging
  - Medical Affairs
  - Pharmacovigilance
  - Regulatory Affairs
  - Endpoint Adjudication
  - Interactive Response Technology
    - FLEX ADVANTAGE

- Investigator Payments Service

Commercialisation & Outcomes

- Real World Evidence Strategy & Analytics
- Real World Evidence & Late Phase Research
- Global Research Services Hubs
- Access, Commercialisation & Communications
- Patient Centred Sciences
- Strategic Regulatory Services
- Medical Device & Diagnostics Research

Laboratory Services

- Central Laboratories
- Bioanalytical Laboratories
- Speciality Laboratories

Functional Services

- DOCS
- Government & Public Health Solutions

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

Expanded Access Programs (EAPs). Sometimes a study drug may continue to be provided to subjects after completion of a clinical trial, also called compassionate use. EAPs refer to the regulated use of a study drug outside of a clinical trial by patients with serious or life-threatening conditions where there is no alternative therapy available. In this context the FDA may allow the sponsor to make the study drug available to a larger number of patients for treatment use.

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

Key Trends Affecting the CRO Industry

CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2019 was approximately $35 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

New Technology Enabling More Efficient Development.

Technology innovation is playing an increasing important role in helping to support more efficient drug development. Leveraging differentiated technology solutions and data collaborations drives better execution in clinical trials. The larger CROs have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems; data repositories that enable sponsors to get real time clinical insights on their drugs performance and tools that support better trial designs and operation. See further details on our new technologies and innovations in the section on information systems on page 35.

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

Sustainability and Environmental Management

Environmental, Social and Governance

Our mission is to help our customers accelerate the development of drugs and devices that save lives and improve the quality of life. We help our customers deliver life-changing medicines by being innovative in our solutions, collaborative in how we work as teams, accountable for the results we achieve and committed to doing the right thing for our customers and the patients they serve. Our business model is described in the sections preceding this. Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. “Own it @ ICON” is how we define our culture. Our culture of ownership connects us to the core values at the heart of the Company and helps us differentiate how we work with our customers to achieve their goals.

Our values are:

•	Accountability & delivery: We take pride in what we do

•	Collaboration: We are one team

•	Partnership: We partner with our customers

•	Integrity: We do the right thing

Our Values

We own the challenge – we don't walk past a problem, we fix it.

We are focused on the solution – using data to support our decisions.

We are efficient and concise in our processes – we keep it simple.

Accountability & Delivery
We take pride in what we do
Integrity
We do the right thing
Own It @ ICON
Collaboration
We are one team
Partnership
We partner with our customers

We are honest, professional and ethical in everything we do.

We appreciate difference and value diversity.

We respect each other's opinion and call out negative behaviour.

We care about the success of our people.

We are better together – a champion team beats a team of champions.

We are open to debate challenge and change – it makes us better.

We are persistent and determined – we want to win.

We put ourselves in our customers' position.

We are responsive and flexible to our customers' needs.

We bring innovative solutions to our customers' challenges.

Our values underpin how we work together to deliver on our mission to help our customers accelerate the development of drugs and devices that save lives and improve the quality of life. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do and how we do it. It applies to all officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete global ethics training.

During 2019, ICON established an Environmental, Social, and Governance Committee ('ESG Committee'). The ESG Committee is chaired by the Chief Administrative Officer ('CAO') of the Group. The CAO is responsible for reporting to the ICON management leadership team and Board on ESG matters.

The purpose of the ESG Committee is to support the Company's on-going commitment to the environment, social matters, health and safety, corporate social responsibility, corporate governance, sustainability and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company with representation from facilities, corporate communications, finance, legal, investor relations and human resources departments. The Committee assists and supports executive management and the Board of the Company in;

•	determining and setting the strategy relating to ESG matters and

•	developing, implementing and monitoring initiatives and policies based on that strategy

ICON is committed to delivering excellence and care to the communities in which we operate. This includes conducting our business in an environmentally sustainable manner as set out in our Global Code of Ethical Conduct. We achieve this by managing and improving our environmental performance across all business activities. Our employees, directors, officers, contractors, and temporary workers are expected to support our sustainability objectives.

As a Clinical Research Organization, we recognize the impact of how we operate on the environment in the following key areas:
•energy use;
•waste generation;
•emissions to air/water;
•water use;
•transport; and
•procurement.

Our Global Environmental Management Policy and Environmental Management Plan were approved during 2018. Our Environmental Management Plan and Performance Statement sets out the environmental actions and targets we will carry out to ensure compliance with our Global Environmental Management Policy and to engage our employees in supporting our objectives for continued improvement. Our Environmental Performance Statement is available to employees and our customers. The plan sets out our commitment to conducting our business in an environmentally sustainable manner by managing and improving our environmental performance across all business activities. Our plan sets out our initiatives and goals for the next four years.
Responsibilities for the implementation of our objectives and co-ordination of our sustainability efforts and reporting on progress to the executive leadership is led by our facilities team, reporting to our Global Chief Administrative Officer and General Counsel, with input from our procurement, global legal, corporate communications and human resources teams through our ESG Committee.

We track, calculate and report our carbon footprint and use the information available to continue to improve our processes and reduce our impact. We follow the Greenhouse Gas (GHG) Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. We have more than 80 facilities globally which operate in office buildings, where the primary energy consumption is electricity for light and heating, ventilation and air conditioning systems. Our central laboratories also operate laboratory instruments.
Where we have direct control over the buildings we operate, we ensure energy efficient lighting solutions. Where we do not have direct control over our facilities, we work with our landlords and other stakeholders to encourage energy efficient lighting solutions. We also work hard to extend the useful life of our equipment and ensure appropriate disposal of assets when decommissioned.
Our people are expected to support our waste management and disposal programs and one of the goals of our environmental management policy is to reduce our impact. During 2018 we commenced the development of a global waste management system, which has been maintained during 2019.
Reflecting our continued commitment to sustainable practices, we have included an annual 'sustainability month' in our calendar since 2017. The focus of the month is to promote best practices and highlight sustainable activities across all of our offices and locations. This focus together with the introduction of increased recycling facilities at our key sites contributed to our objectives to reduce waste during 2019. We continue to work to increase the number of our offices engaging in waste reduction strategies in all areas. We have replaced disposable coffee cups with reusable alternatives and developed objectives relating to reduced paper consumption through the use of electronic documents and signatures.
We actively promote the use of technology and teleconferencing facilities in our efforts to reduce travel and commuting activities. During sustainability month, our people were encouraged to car share and utilize public transport. We include air travel miles in our carbon footprint monitoring.
Our internal portals include a MyICON page on Environment and Sustainability which reflects policy, practice, promotions and updates on our commitment to sustainability.
We also require our suppliers to abide by our Global Supplier Code of Conduct which includes a commitment to comply with applicable environmental laws and regulations, our expectations around waste management and sustainable use of resources.
Corporate Social Responsibility

Our Corporate Social Responsibility ('CSR') initiatives are aligned with ICON’s values. ICON supports a variety of CSR programs. Our programs aim to make a positive difference to the communities in which we work and live and also recognize the enthusiasm and creativity of our people in their efforts to give something back to their communities.

Our CSR activities are focused on two core areas:

•	Supporting education & building closer ties between industry & academia; and

•	Improving the welfare of people in the communities in which we live.

Supporting education & building closer ties between industry & academia
ICON is a strong supporter of bridging the ties between industry and academia and inspiring the next generation of business and scientific leaders.

•
Benefactor through the Centuries of Trinity College Dublin - In February 2020, ICON was recognized as a benefactor of Trinity College Dublin in recognition of the creation of the ICON McKeon Research Fellowship in Motor Neuron Disease in recognition of Mr. Declan McKeon, former Board member, acting Chairman, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND will carry out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signaling, in the context of the neurodegenerative disease of ALS.

•	Strategic Partnership with University College Dublin. ICON has been engaged in a strategic partnership with UCD since 2012, which has been heralded as a model for industry-academia collaboration.

•
Scholarships supporting female GAA players. ICON has a partnership with the Women’s Gaelic Players Association, whereby we provide ICON-GPA Life Sciences Scholarships to inter-county football and camogie players engaged in undergraduate and post-graduate life sciences courses. ICON also provides mentoring to players to help them on their career journeys.

•
Partnership with Junior Achievement to inspire schoolchildren. ICON supports our people who take time out of their working day over a period of 5 weeks to deliver Junior Achievement educational programs. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. Our volunteers teach primary and secondary level students valuable business, STEM and entrepreneurship skills that will stand them in good stead as they progress through education and beyond.

•
Science Gallery Founding Partner. ICON has been a lead corporate supporter of the Science Gallery at Trinity College Dublin since its inception in 2008. Science Gallery aims to inspire and transform curious minds through engagement with science.

Improving the welfare of people in the communities in which we live

ICON employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have a number of programs that support the welfare of people in our local communities. These include:

•
Corporate donations to employee-nominated charities. In 2019, ICON supported 10 charities across the world which are supporting people living in poverty, who are suffering from a variety of diseases, are the victims of domestic violence, or natural disasters. Over the last five years, ICON has supported over 60 charities across the world.

•
Donations in support of employee fundraising. ICON employees raise significant amounts for a variety of charities each year through in-house fundraising events. ICON recognizes the enormous effort and creativity of our employees who fundraise for causes that are important to them by supplementing monies raised through ICON’s Charitable Donation Program.

At the core of our strategy is our people

As set-out above, one of our four strategic pillars is 'Talent, Leadership Development and Culture'. Within ICON we have highly qualified and experienced teams, the majority of whom have third level educational qualifications. The need to develop and retain this expertise and talent within the organization is fundamental in enabling us to be the global CRO partner of choice for our customers.

The training and development of our staff is a key focus for us

We have a comprehensive curriculum in place to support our people in their roles. We have invested in creating an innovative learning environment delivered through ICON’s training and development group.

All of our people are required to complete mandatory training in key areas which support our values and our way of working.

They include (but are not limited to) the following areas:

•	Global ethics compliance;

•	Data protection and procedures;

•	IT security;

•	Confidentiality and maintaining communications; and

•	Social media usage.

We have a well-established Graduate Development Program for our clinical teams, which now runs in the US, China, Japan, South Korea and also Australia where we take recent graduates and prepare them for careers in clinical monitoring and data management.

We also have formed collaboration with University College Dublin which enables ICON to provide customized management and development programs for global employees. These programs are focused on leadership development for those people in management roles and specific technical training in competencies that are core to our business, such as project and program management and clinical research associate development.

Our learning and development program is complemented by advanced people development practices which incorporate rigorous analytics based screening in the hiring process, global career frameworks, pay for performance aligned to our strategy, and on-going talent review and succession planning.

Our leadership and talent program contribute to the enhanced retention of our employees, better project deliverables for our customers and the enhanced financial performance of the business.

Individual development is supported through formal learning with our personal effectiveness series and via access to our Career Hub portal. Our people can access a wealth of learning materials including courses, resources, toolkits, library items and blogs to support the development of key competencies and improving their eligibility for future roles through these tools. Career Hub also allows employees to understand and explore possible career paths and career opportunities available to them across the organization and provides full transparency to all levels, skills and capabilities required for every role in ICON.

ICON is proud of this investment in our people. This investment translated to approximately four days training for each person during 2019.

We are also committed to supporting the career aspirations of our people. Approximately 30% of all roles are filled internally.

As an organization we are keen to hear directly from our employees

Biennially we conduct a global employee engagement survey. Our most recent survey was conducted in October 2018 and had an 88% response rate. There are two key measures which we track closely. The first is Employee Engagement which scored well at 70%, and was on par with the General Industry benchmark. The second is Employee Enablement, which also scored at 70%, 3% above the General Industry benchmark. After each survey we engage in action planning with our people to address areas they have highlighted as important for improvement. The last five years have shown a positive trend for both our engagement and enablement scores. We completed an updated pulse survey during 2019 and a further global employee engagement survey will be completed in 2020.

Difference drives innovative thinking and is critical to our success

We believe difference drives innovative thinking, which is critical to our customers, and as a global company with approximately 14,650 employees in 40 countries, we encourage diversity of all kinds. We have grown rapidly, increasing our headcount by more than fifty percent over the past 7 years.

As a truly global operation, we are deliberately structured as international teams so that we can support the delivery of our customers' clinical development programs across multiple geographies. Recruitment, selection and promotion decisions are merit-based and in line with the principles of reaching a wider talent pool and equal opportunity.

Building an inclusive workplace

We believe that difference drives innovative thinking and therefore is critical to our success. During 2019 we established the ICON Diversity & Inclusion Steering Group. This Steering Group is comprised of six members of our Group executive team. The executive leaders are supported by senior members of our human resources group.

At ICON, our leadership team sees diversity and inclusion in the workplace as at the core of how we work. We recognize the importance of ensuring it is built into every aspect of the talent and employee life cycle. The three core principles which are grounded in our values are;

•
Diversity - we value difference of gender, race, ethnicity, culture and experience. We believe diversity of thought is what drives high performing teams to create better solutions and deliver better outcomes for our customers.

•
Equality - we ensure all employees are treated fairly and equitably with no barriers to career opportunities. We are committed to equal opportunities for all employees and reflect this in our policies and practices.

•
Inclusion - we are a values-driven organization that promotes dignity and respect in all interactions with our customers, our teams and each other. We take pride in our collaborative and inclusive culture where everyone can bring their best selves to their work and deliver the best performance for our customers and patients.

The Executive leadership group defined areas of focus for our Diversity & Inclusion agenda for 2019, which continue into 2020 and against which success will be measured. These key areas of focus are around talent management, country level inclusion policies, reward, training, communications and a renewed focus on culture.

Our immediate areas of focus around driving inclusion and diversity include:

•
Training and Development - Under our Diversity and Inclusion Program, we train all our people leaders to understand unconscious bias and similarity bias and also how to encourage diversity of thought and foster inclusion in their teams. Our diversity and inclusion initiatives were launched at our Company wide Wake up to Culture day during 2019. The fundamentals will be embedded into all people leader programs, and reflect the values upon which we assess performance behaviors.

•
Talent - We recognize that more diversity in senior leadership increases organizational performance. In 2019 we launched our global Senior Director Leadership Program in addition to our Vice President High Potential program for those people who have been identified as High Performing & High Potential Leaders. These programs focus on core organizational skills that will enable these individuals to increase their readiness for promotion, as well as create a strong internal network of senior leaders who feel empowered to take hold of their careers. These programs will help build and support our development of a diverse and inclusive group of future leaders from within and complements existing senior level programs already in existence in the organization. Early in 2020, our top 100 employees attended 'Inclusive Leadership training'. This training will be rolled out to our wider employee group from 2020.

•
Recruitment and progression - We continue to strive to source the best talent in our industry from across the world to fill the highly specialized roles required to help bring new drugs to market. Our most senior roles are truly global in nature. Since 2018, we mandated gender balanced short lists for senior leadership appointments across the organization in all markets in which we are located.

•
Retention - We offer flexible working arrangements that help our people achieve balance. Approximately 45% of our employees work remotely. We also support and facilitate part time working arrangements. Approximately 16% of our people work part-time. We have a bonus program for all employees linked to individual and company performance and also operate a global recognition program where peer to peer recognition and awards take place for employees who go the extra mile. We also recognize and reward employees who reach significant service milestones within the company

•
Reward - The information relating to pay decisions is hosted through core technology, enabling our people leaders and employees direct access to information which informs and supports equitable and consistent decision making. We have made significant investment in organization design structures, tools and communications which ensures that we have a gender neutral approach to pay decisions. We pay male and female employees equally for the same or equivalent work. We have worked hard to structure our pay principles to ensure that gender is not a factor in how we deliver rewards.

•
Partnership with Trinity Centre for People with Intellectual Disabilities ('TCPID') - In 2019, we entered into a partnership with the Trinity Centre for people with intellectual disabilities. The TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Center provides people who have intellectual disabilities with the opportunity to participate in a higher education program designed to enhance their capacity to fully participate in society as independent adults. The 2-year education program includes work placements and internships to enable students to experience and participate in the work environment.

Human rights

ICON is committed to acting ethically and with integrity in all our business dealings. We are committed to human rights and the adoption and pursuit of compliance with the United Nations Guiding Principles on Human Rights. Our business model and our policies are intended to fully comply with applicable human rights legislation in the countries in which we operate. ICON’s Global Supplier Code of Conduct also addresses our zero tolerance stance to slavery and human trafficking. ICON is completely opposed to slavery and human trafficking and will not knowingly support or conduct business with any organization involved in such activities. ICON does not employ anyone below the minimum employment age in the jurisdictions in which we operate.

In our Anti-Slavery and Human Trafficking Statement, we set out the measures we are taking to prevent modern slavery in our supply chains, in addition to our own operations. A copy of our Anti-Slavery and Human Trafficking Statement is available on our website at https://investor.iconplc.com.

Anti-bribery and Corruption

Our anti-bribery/anti-corruption program ('ABAC Program') is a key element of our compliance policy framework, with principles and requirements based on the underlying principal that we do not tolerate bribery or any other form of corruption or fraud. ICON and all ICON directors, employees, consultants and agents (“Covered Persons”) must act in compliance with international laws and regulations relating to bribery, corruption and illicit payments including, the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.

In April 2018, ICON was awarded the ISO 37001:2016 certification for its Anti-Bribery Management System having established, implemented, maintained, reviewed and improved an Anti-Bribery Management System that can prevent, detect and mitigate the risk of bribery. Our program is designed to ensure our compliance with anti-corruption laws, including due diligence, training, policies, procedures, and internal controls.

There are a number of policies and codes that make up the ABAC Management system including the Global Code of Ethical Conduct, the Global Anti Corruption Compliance Policy, the Ethics Line Charter and the Global Supplier Code of Conduct (together “the Codes”). The Codes are available on our website at https://investor.iconplc.com. All ICON employees are required to complete ICON’s annual Ethics online training, which incorporates the key principles of each of the Codes. The Global Code of Ethical Conduct addresses the core principles underpinning the behavior required of all Covered Persons in our internal interactions with each other and our external dealings with patients, clients, health care professionals, regulators, investors, vendors and other third parties. Violations of the Codes may result in a variety of corrective actions and in some cases may result in disciplinary action up to and including termination of employment.

Bribery and corruption remains a business risk as we conduct our business across the globe and enter into partnerships and collaborations. There is no certainty that all employees and third party business partners (including our vendors, suppliers, agents, contractors, and other partners) will comply with anti-bribery laws. When working with third parties, we are committed to working with only those who embrace high standards of ethical behavior consistent with our own. Bribery and corruption risks are a focus of our third-party diligence and management process. We hold our suppliers accountable for meeting their contractual obligations with ICON, including commitments that are made with regard to our Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business with ICON.

Suspected violations of the Codes may be reported on a confidential (or anonymous, where permitted) basis in accordance with our Ethics Line Charter through ICON’s Ethics Line. ICON has open door, anti-retaliation policies in place to encourage and protect individuals who raise a concern. Ethics line reports are reported to the Board of ICON plc as appropriate. The Internal Audit team conducts ABAC program audits. Internal Audits focus on testing for compliance and design effectiveness of the overall ABAC program, Internal Audit incorporates an assessment of ABAC measures in all audits, as appropriate. In this approach, bribery and corruption risks are incorporated into the risk assessment and scoping process of each audit.

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

Competition

The CRO industry is fragmented, consisting of many small, niche service providers, a declining number of medium-sized providers and a smaller number of large CROs, including ICON, that are differentiated by the scale of their global operations, breadth of service portfolios and supporting technology infrastructure. The need to conduct complex research and access patients on a global basis is driving market share to these global CROs. When competing for large development programs, ICON competes primarily with IQVIA, PAREXEL, Pharmaceutical Product Development ('PPD'), the Covance Drug Development business of LabCorp, PRA Health Sciences and Syneos Health. In some specific markets, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs. Competition also exists for acquisition candidates in addition to competition for customers.

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

Customers

During the year ended December 31, 2019, revenue was earned from over 1,000 clients. During the year ended December 31, 2019, 37.6% of our revenues were derived from our top five customers, with two customers individually contributing more than 10% of our revenues during the period (The largest contributing 12.5% and the second largest contributing 10.2%). No other customer contributed more than 10% of our revenues during this period (see note 16 - Disaggregation of revenue in the consolidated financial statements).

During the year ended December 31, 2018, 39.5% of our revenues were derived from our top five customers, with one customer individually contributing more than 10% of our revenues during the period (13.6%). No other customer contributed more than 10% of our revenues during this period.

During the year ended December 31, 2017, 42% of our revenues (including reimbursable expenses) were derived from our top five customers, with one customer individually contributing more than 10% of our revenues during the period (21%). No other customer contributed more than 10% of our revenues during this period.

The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations.

Unsatisfied performance obligation

Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2019 we had contracted unsatisfied performance obligations of $5.3 billion (see note 17 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) in the consolidated financial statements). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

Information Systems

Having access to accurate and timely information is critical in the management, delivery and quality of all aspects of drug development. ICON utilizes an extensive range of both on premise and cloud based applications that support its services including clinical trial design and planning, site start-up, patient consent, site payments, content management, real world evidence generation, customer relationship management (CRM), performance management, compliance and safety reporting and master data management. These solutions are to allow healthcare companies to manage, optimize and execute their clinical and commercial strategies in an orchestrated manner while addressing their regulatory obligations.

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

In addition to managing clinical data, ICONIK collects operational data, such as project management, clinical trials management system (CTMS) and metric information to drive trial efficiency and transparency. Investigator data, such as payments, site details and performance, can also be incorporated. ICONIK can be accessed via a portal that allows clients access to study related information via a secure web based environment. Data analysis from ICONIK Informatics Hub allows us to enhance the design and delivery of our projects, through stronger engagement with investigators and patients.

Firecrest, our site management and training technology, is another important component of our informatics strategy. Firecrest provides an on-line web-based portal to access visit by visit study guides which drive site performance and quality.

ICON also utilizes a range of enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. Our current information systems are built on open standards and leading commercial business applications from vendors including Microsoft, Amazon, Oracle, Dell, SAS and Dassault. IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined, measurable business benefits.

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

We provide interactive response technology (IXR) to enable centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online. Our Laboratory also utilizes IMRA, a web based laboratory review application that allows global access to the latest laboratory data on a study - it facilitates detailed analysis of any trends, signals, alerts or patient specific data on a real-time basis. ICON provides imaging services through the use of it internally developed MIRA platform and also utilizes Medidata’s Rave Commercial Imaging for collecting, managing and processing data to support its imaging capabilities.

ICON provides its Pharmacovigilance Services using Oracle’s ARGUS safety database, the system is FDA regulation 21 CFR Part 11 compliant and generates all the standard regulatory required reports as well the periodic reports required to support operations.

ICON supports Population Pharmacokinetics & Pharmacokinetic Pharmacodynamic modeling though the use of its proprietary software NONMEM®. NONMEM® is a nonlinear mixed effects modeling tool that can be used to fit models to many different types of data. Statistical analysis with NONMEM® using the appropriate model helps pharmaceutical companies determine appropriate dosing strategies for their products, and increase their understanding of drug mechanisms and interactions. NONMEM® can also be accompanied with PDx-Pop proprietary software. PDx-Pop software is a graphical interface for NONMEM® which has its own automation methodology which expedites the iterative process of population pharmacokinetic modeling and analysis.

All of the Company’s global finance operations utilize Oracle’s eBusiness suite, with the integrated Excel4Apps reporting tool, to serve the organization’s financial and project accounting requirements. Workday is used to fulfill our HR people management requirements.

The Company’s strategy of using technology to enhance our global processes is evident from our deployment of platforms like ICONIK Metrics Stream EDMS/QMS, our global SOP Document Management system, our Web-based training delivery solution, iLearn, workflow and automation platforms such as ServiceNow, Sailpoint for identity management and governance and Pega & ARGUS for pharmacovigilance. The Electronic Trial Master File is delivered via ICON’s proprietary software ICOMaster or the Wingspan software platform. Our business development and contracting teams use Salesforce.

Our IT systems are operated from three data center hubs in Dublin, Ireland; Philadelphia, Pennsylvania and Singapore. These hubs reside within purpose built data center facility locations. Other offices are linked to these hubs through a network managed by Verizon, a tier one global telecommunications provider. This network provides global connectivity for our applications and allows collaboration and communication using tools like Cisco Jabber, WebEx, Sharepoint and Box. Mobile staff can also access all systems via secure remote access facilities. A global corporate intranet portal provides access to all authorized data and applications for our internal staff as well as providing an internal platform for company-wide communication. IT systems are protected with robust information security controls which are independently audited biannually as part of maintaining ICON’s ISO27001:2013 certification.

ICON enables its Patient Site and Data Strategy through the services delivered via PMG Research, MeDiNova and Symphony Research where we partner with biopharmaceutical companies and other life science providers (e.g. medical devices companies) to develop and deploy bespoke stakeholder engagement solutions. ICON’s Patient Engagement Services enable site staff to engage directly with patients to help improve their disease and medication understanding through interventional and non-interventional support.

Through the acquisition of MMD, ICON now provides molecular diagnostic laboratory capabilities that enables the development and commercialization of precision medicines in oncology, MMD delivers this via the WINDOPATH LIMS software.

Other key innovations and new technologies include;

•
FLEX ADVANTAGE is our interactive response technology platform (accessible through the web and web-enabled mobile devices) for managing patient randomization, investigator sites and clinical suppliers.

•
PubsHub brings speed and efficiency to medical teams by delivering easy-to-use, web-based solutions that bridge process gaps for system harmonization across companies. ICON utilizes PUBSHUB to automate medical and scientific communications and publications management.

•
The ICON Patient Engagement Platform features an easy to navigate, user friendly website enabling patients to explore new and ongoing studies available, opt-in and connect with their nearest clinical research site.

•
One Search, an intuitive, integrated workflow and interrogation tool from ICON, enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

•
ADDPLAN for simulation and design of exploratory/pilot and confirmatory/pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)).

•
AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring; and Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.

•
Virtual/Hybrid Trials. Utilizing a combination of ICON developed capabilities in conjunction with commercially available software, ICON brings trials directly to patients, thus allowing diverse and difficult to recruit patient populations to be accessed.

•	APECS - for Investigator Payments ensures timely and accurate payments to sites for the work performed in the care and management of patients as they participate within clinical trials.

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

On adoption of ASC 606 'Revenue from Contracts with Customers', we concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Gross revenue or 'revenue' is therefore our primary measure of performance on adoption of ASC 606 and in presentation of our results for the year ended December 31, 2019 and December 31, 2018. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Statement of Operations. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client. Reimbursable expenses are included within direct costs on adoption of ASC 606. Reimbursable expenses are included within the contract and are invoiced on a monthly basis based on actual expenses incurred. Expenses incurred are determined by reference to activity (See note 28-Impact of new accounting policies in the consolidated financial statements).

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

We maintain thirty-four offices in North America; thirty in the United States, three in Canada and one in Mexico. We maintain thirty-eight in Europe; thirteen of our offices in the UK, three each in Germany, France and Spain, two each in Italy, Ireland, and Poland and one in each of the Czech Republic, Hungary, Israel, Latvia, Romania, Russia, Sweden, The Netherlands, Turkey and the Ukraine. We have sixteen offices in Asia; five offices in China (including one in Hong Kong), four in India, two in Japan, one in each of Singapore,The Philippines, South Korea, Taiwan and Thailand. We have one office in Australia and one in New Zealand. We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru. We maintain two offices in South Africa.

Organizational Structure

Details of the Company’s significant subsidiaries or entities under the Company's control at December 31, 2019 are as follows:

Company	Country	Group ownership
ICON Clinical Research, S.A.	Argentina	100%
ICON Clinical Research PTY Limited	Australia	100%
ICON Clinical Research Austria GmbH	Austria	100%
DOCS International Belgium N.V.	Belgium	100%
ICON Pesquisas Clínicas LTDA.	Brazil	100%
ICON Clinical Research EOOD	Bulgaria	100%
ICON Clinical Research (Canada) Inc.	Canada	100%
Mapi Life Sciences Canada Inc.***	Canada	100%
Oxford Outcomes LTD	Canada	100%
ICON Chile Limitada	Chile	100%
ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%
ICON Clinical Research (Beijing) Co., Ltd	China	100%
ICON Clinical Research Hong Kong Limited	China (Hong Kong)	100%
Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%
ICON Clinical Research s.r.o.	Czech Republic	100%
DOCS International Nordic Countries A/S	Denmark	100%
DOCS International Finland Oy	Finland	100%
DOCS International France S.A.S.	France	100%
ICON Clinical Research SARL	France	100%
Mapi Développement SAS	France	100%
Mapi Research Trust*	France	100%
Mapi SAS	France	100%
DOCS International Germany GmbH	Germany	100%
ICON Clinical Research GmbH	Germany	100%
ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%
ICON Clinical Research India Private Limited	India	100%
ICON Clinical Research Israel Limited	Israel	100%
DOCS Italia S.R.L.	Italy	100%
ICON Japan K.K.	Japan	100%
ICON Investments Limited	Jersey	100%
ICON Clinical Research Korea Yuhan Hoesa (ICON Clinical Research Korea Ltd.)	Korea	100%
ICON CRO Malaysia SDN. BHD.	Malaysia	100%
ICON Clinical Research México, S.A. de C.V.	Mexico	100%
DOCS Insourcing B.V.	Netherlands	100%
DOCS International B.V.	Netherlands	100%
ICON Contracting Solutions Holdings B.V.	Netherlands	100%
ICON Clinical Research (New Zealand) Limited	New Zealand	100%
ICON Clinical Research Perú S.A.	Peru	100%
ICON Clinical Research Services Philippines, Inc.	Philippines	100%
DOCS International Poland Sp. z o.o.	Poland	100%
ICON Clinical Research Sp. z o.o.	Poland	100%
Symphony Clinical Research Sp. z o.o.	Poland	100%
DOCS Resourcing Limited	Republic of Ireland	100%
ICON (LR) Limited	Republic of Ireland	100%
ICON Clinical International Unlimited Company	Republic of Ireland	100%
ICON Clinical Research Limited	Republic of Ireland	100%
ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%

Company	Country	Group ownership
ICON Global Treasury Limited	Republic of Ireland	100%
ICON Holdings Unlimited Company	Republic of Ireland	100%
ICON Holdings Clinical Research International Limited	Republic of Ireland	100%
ICON Investments Five Unlimited Company	Republic of Ireland	100%
ICON Investments Four Unlimited Company	Republic of Ireland	100%
ICON Clinical Research S.R.L.	Romania	100%
ICON Clinical Research (Rus) LLC	Russia	100%
ICON Clinical Research d.o.o. Beograd	Serbia	100%
ICON Clinical Research (Pte) Limited	Singapore	100%
ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%
MeDiNova Merc Clinical Research (SA) Pty Limited **	South Africa	60%
ICON Clinical Research España, S.L.	Spain	100%
MeDiNova Investigacion y Desarrollo S.L. **	Spain	60%
DOCS International Sweden AB	Sweden	100%
DOCS International Switzerland GmbH	Switzerland	100%
ICON Clinical Research (Switzerland) GmbH	Switzerland	100%
ICON Clinical Research Taiwan Limited	Taiwan	100%
ICON Clinical Research (Thailand) Limited	Thailand	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%
DOCS Ukraine LLC	Ukraine	100%
ICON Clinical Research LLC	Ukraine	100%
DOCS International UK Limited	United Kingdom	100%
ICON Clinical Research (U.K.) Limited	United Kingdom	100%
ICON Development Solutions Limited	United Kingdom	100%
Mapi Life Sciences UK Limited	United Kingdom	100%
VSK (Kenilworth) Limited **	United Kingdom	60%
MeDiNova Limited **	United Kingdom	60%
MeDiNova Lakeside Clinical Research Limited **	United Kingdom	60%
MeDiNova Merc (UK) Limited **	United Kingdom	60%
Improving Treatments Limited **	United Kingdom	60%
Addplan, Inc.	USA	100%
Beacon Bioscience, Inc.	USA	100%
C4 MedSolutions, LLC	USA	100%
CHC Group, LLC	USA	100%
Complete Healthcare Communications, LLC	USA	100%
Complete Publication Solutions, LLC	USA	100%
CRN Holdings, LLC	USA	100%
Clinical Resource Network, LLC	USA	100%
CRN North America, LLC	USA	100%
DOCS Global, Inc.	USA	100%
Global Pharmaceutical Strategies Group, LLC	USA	100%
ICON Clinical Research LLC	USA	100%
ICON Early Phase Services, LLC	USA	100%
ICON Government and Public Health Solutions, Inc. (formerly Clinical Research Management (ClinicalRM))	USA	100%
ICON Laboratory Services, Inc.	USA	100%
ICON US Holdings Inc.	USA	100%
Managed Care Strategic Solutions, L.L.C.	USA	100%
Mapi USA, Inc.	USA	100%
MMMM Consulting, LLC	USA	100%
MMMM Group, LLC	USA	100%
Molecular MD Corp.	USA	100%
PMG Research of Bristol, LLC	USA	100%

Company	Country	Group ownership
PMG Research of Charleston, LLC	USA	100%
PMG Research of Charlotte, LLC	USA	100%
PMG Research of Christie Clinic, LLC	USA	100%
PMG Research of Hickory, LLC	USA	100%
PMG Research of Raleigh, LLC	USA	100%
PMG Research of Rocky Mount, LLC	USA	100%
PMG Research of Salisbury, LLC	USA	100%
PMG Research of Wilmington, LLC	USA	100%
PMG Research of Winston-Salem, LLC	USA	100%
PMG Research, Inc.	USA	100%
Pricespective, LLC	USA	100%
PubsHub LLC	USA	100%
*Mapi Research Trust is an association, its members are ICON Subsidiary entities.
** MeDiNova Entities- ICON acquired a majority interest in MeDiNova in May 2019 and have a right to acquire the remaining interest in 2020 (see Note 4-Goodwill in the consolidated financial statements for details).
*** Mapi Life Sciences Canada Inc. changed its name to ICON Life Sciences Canada Inc. with effect from February 1, 2020.

Item 4A.   Unresolved Staff Comments.

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes and other financial information, appearing in Item 18. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2019 and December 31, 2018. Information related to the year ended December 31, 2017 has not been included. It can be found in the company's filing of the form 20-F for the year ended December 31, 2018.

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2019, we employed approximately 14,650 employees, in 97 locations in 40 countries. During the year ended December 31, 2019 we derived approximately 31.8%, 58.5% and 9.7% of our revenue in the United States, Europe and Rest of World, respectively.

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time based on our assessment of progress towards completion.

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

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2019 we had unsatisfied performance obligations of approximately $5.3 billion. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the backlog, and no assurances can be given on the extent to which we will be able to realize the backlog.

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

A.    Operating Results

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2019	2018	2019
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	8.1%
Costs and expenses:
Direct costs	70.4%	70.0%	8.6%
Selling, general and administrative	12.0%	12.6%	3.4%
Depreciation	1.6%	1.9%	(9.8)%
Amortization	0.6%	0.6%	3.9%
Income from operations (excluding restructuring)	15.4%	14.9%	12.3%
Restructuring	—%	0.5%	(100.0)%
Income from operations (including restructuring)	15.4%	14.4%	16.1%

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

	Year Ended December 31,		Change
(dollars in thousands)	2019	2018	$	%
Revenue	2,805,839	2,595,777	210,062	8.1%

Revenue for the year increased by $210.1 million, or 8.1%, to $2,805.8 million, compared to $2,595.8 million for the year ended December 31, 2018. Revenue increased by 9.6% in constant currency or 8.4% in constant dollar organic. The increase in revenues can be explained by both continued organic growth and the additional revenues from the acquisitions of MMD on January 25, 2019, MeDiNova on May 23, 2019 and Symphony on September 24, 2019.

Revenues from our top five customers were $1,055.3 million in the year ended December 31, 2019 compared to $1,024.1 million in the year ended December 31, 2018 or 37.6% and 39.5% respectively. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue from this customer contributed 13.6% of revenue for the year ended December 31, 2018, compared to 12.5% of revenue for the year ended December 31, 2019. The second largest customer, also a large global pharmaceutical company, accounted for 10.2% of the Group's revenue for the year ended December 31, 2019. The addition of new customer accounts, particularly large and mid-tier pharma customers and biotech customers have resulted in a reduction in this concentration of revenues from our top five customers.

Revenue in Ireland increased by $186.6 million in the year ended December 31, 2019, to $1,252.8 million, compared to $1,066.2 million for the year ended December 31, 2018. Revenue in Ireland during the year ended December 31, 2019 increased by 17.5% compared to an overall increase in group revenue of 8.1%.  Revenue in Ireland is principally a function of our global contracting model (see note 19 - Business segment and geographical information in the consolidated financial statements).

Revenue for Rest of Europe increased by $9.0 million or 2.4%, to $388.9 million, compared to $379.9 million for the year ended December 31, 2018, principally reflecting the acquisition of MeDiNova in May 2019.

Revenue in the U.S. decreased by $2.5 million or 0.3%, to $892.5 million, compared to $895.0 million for the year ended December 31, 2018.

Revenue in our Rest of World (‘Other’) region increased by $16.9 million or 6.6%, to $271.6 million, compared to $254.7 million for the year ended December 31, 2018. Revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.

Direct costs

	Year Ended December 31,
(dollars in thousands)	2019	2018	Change
Direct costs	$1,974,135	$1,818,220	$155,915
% of revenue	70.4%	70.0%	8.6%

Direct costs for the year increased by $155.9 million, or 8.6%, to $1,974.1 million, compared to $1,818.2 million for the year ended December 31, 2018. Direct costs consists primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the year relates to increases in third party investigator and other reimbursable costs, an increase in direct project related costs and personnel related expenditure. The increase in other direct costs during the period arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $54.3 million combined with an increase in other direct project related costs of $1.8 million, increases in laboratory costs of $0.5 million, partly offset by a decrease in travel related costs of $0.4 million.

Selling, general and administrative expenses

	Year Ended December 31,
(dollars in thousands)	2019	2018	Change
Selling, general and administrative expenses	$336,748	$325,794	$10,954
% of revenue	12.0%	12.6%	3.4%

Selling, general and administrative expenses for the year increased by $11.0 million, or 3.4%, to $336.7 million, compared to $325.8 million for the year ended December 31, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased to 12.0% of revenue, compared to 12.6% of revenue for the year ended December 31, 2018. During the year, general overhead costs net of foreign exchange costs increased by $8.1 million, acquisition costs increased by $3.3 million, marketing fees increased by $1.1 million, facilities related costs increased by $0.3 million, professional fees decreased by $1.0 million and personnel related costs decreased by $0.8 million.

Share based compensation expense recognized during the years ended December 31, 2019 and December 31, 2018 was $26.8 million and $31.6 million respectively (see note 10 - Equity incentive Schemes and Stock Compensation Charges in the consolidated financial statements).

Depreciation and amortization

	Year Ended December 31,
(dollars in thousands)	2019	2018	Change
Depreciation	$45,603	$50,565	$(4,962)
% of revenue	1.6%	1.9%	(9.8)%
Amortization	$15,947	$15,351	$596
% of revenue	0.6%	0.6%	3.9%

Depreciation expense for the year decreased by $5.0 million or 9.8%, to $45.6 million, compared to $50.6 million for the year ended December 31, 2018. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth. As a percentage of revenue, the depreciation expense decreased to 1.6% of revenues, compared to 1.9% for the year ended December 31, 2018.  Amortization expense for the year increased by $0.6 million or 3.9%, to $15.9 million, compared to $15.4 million for the year ended December 31, 2018. The amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in amortization expense for the year reflects the amortization of newly acquired intangibles arising on the acquisition of MMD, MeDiNova and Symphony. These increases were partly offset by the completion of amortization on other assets. As a percentage of revenue, the amortization expense remained constant year on year at 0.6% of revenue.

Restructuring costs

	Year Ended December 31,
(dollars in thousands)	2019	2018	Change
Restructuring	$—	$12,490	$(12,490)
% of revenue	—%	0.5%	(100.0)%

During the year ended December 31, 2018 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $12.5 million. The restructuring plan includes the cost of resource rationalizations in certain areas of the business to improve utilization. There was no restructuring charge during the year ended December 31, 2019 (see note 14 - Restructuring and other items to the consolidated financial statements).

Income from operations

	Year Ended December 31,
(dollars in thousands)	2019	2018	Change
Income from operations (incl. restructuring)	$433,406	$373,357	$60,049
% of revenue	15.4%	14.4%	16.1%
Income from operations (excl. restructuring)	$433,406	$385,847	$47,559
% of revenue	15.4%	14.9%	12.3%

As a result of the above, income from operations increased by $60.0 million, or 16.1%, to $433.4 million, compared to $373.4 million ($385.8 million, excluding restructuring and other charges) for the year ended December 31, 2018. As a percentage of revenue, income from operations increased to 15.4% of revenues compared to 14.4% (14.9% excluding restructuring) of revenues for year ended December 31, 2018.

Income from operations in Ireland increased by 22.2% (16.8% excluding restructuring) to $314.3 million, compared to $257.1 million ($269.2 million excluding restructuring) for the year ended December 31, 2018. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model and the centralization of intragroup financing activities in Ireland. Continued strategic investment in personnel and infrastructure together with on-going enhancement of operating processes and the successful leverage of support costs in 2019 has continued to result in a decrease of the proportion of the Group’s revenue used to support other Group entities and a corresponding increase in income from operations in Ireland during 2019.

In the Rest of Europe region, income from operations increased by $1.7 million ($1.1 million excluding restructuring), to $38.0 million, compared to $36.3 million ($36.9 million excluding restructuring) for the year ended December 31, 2018. As a percentage of revenues, income from operations in the Rest of Europe region increased to 9.8%, compared to 9.6% (9.7% excluding restructuring) for the year ended December 31, 2018.

In the U.S. region, income from operations increased by $1.7 million ($1.9 million excluding restructuring), or 2.9%, to $60.3 million compared to $58.6 million for the year ended December 31, 2018 . As a percentage of revenues, income from operations in the U.S. region increased to 6.8% compared to 6.5% (6.5% excluding restructuring) for the year ended December 31, 2018.

In other regions, income from operations decreased by $0.6 million ($0.6 million excluding restructuring), to $20.9 million, compared to $21.4 million ($21.4 million excluding restructuring) for the year ended December 31, 2018. As a percentage of revenues, income from operations in the other regions decreased to 7.7%, compared to 8.4% (8.4% excluding restructuring) for the year ended December 31, 2018.

Interest income and expense

	Year Ended December 31,		Change
(dollars in thousands)	2019	2018	$	%
Interest income	6,859	4,759	2,100	44.1%
Interest expense	(13,276)	(13,502)	226	(1.7)%

Interest expense decreased to $13.3 million compared to $13.5 million for the year ended December 31, 2018. No amounts were drawn down on the revolving credit facility during the year ended December 31, 2019 or the year ended December 31, 2018. Interest income for the year ended December 31, 2019 increased to $6.9 million, compared to $4.8 million for the year ended December 31, 2018.

Income tax expense

	Year Ended December 31,		Change
(dollars in thousands)	2019	2018	$	%
Income tax expense	51,133	41,958	9,175	21.9%
Effective income tax rate	12.0%	11.5%

Provision for income taxes for the period increased to $51.1 million compared to $42.0 million for the year ended December 31, 2018. The Company’s effective tax rate for the year ended December 31, 2019 was 12% compared to 11.5% for the year ended December 31, 2018. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Net income per Ordinary Share attributable to the Group

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value. This adjustment to reflect changes in the redemption amount of the noncontrolling interest has been excluded from net income when calculating adjusted net income per ordinary share attributable to the Group (non-GAAP). See below section on non-GAAP financial measures.

The reconciliation between net income attributable to the Group per the Statement of Operating Income and the net income used to calculate net income per ordinary share attributable to the Group is as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	$ in thousands
Net income attributable to the Group	373,986	322,656	281,488
Noncontrolling interest adjustment to redemption amount	(5,048)	—	—
Net income attributable to the Group (including NCI redemption adjustment)	368,938	322,656	281,488

The net income per Ordinary Share attributable to the Group and adjusted net income per Ordinary Share attributable to the Group reflecting the noncontrolling interest adjustment to redemption amount is as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic (GAAP)	6.85	5.96	5.20
Diluted (GAAP)	6.79	5.89	5.13

Adjusted net income per Ordinary Share attributable to the Group (excluding NCI redemption adjustment):
Adjusted basic (non-GAAP)	6.94	5.96	5.20
Adjusted diluted (non-GAAP)	6.88	5.89	5.13

Non-GAAP Financial Measure

We consider this non-GAAP financial measure to be a useful supplemental measure of our operating performance. A non-GAAP financial measure is a measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are not so excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Described below is the non-GAAP financial measure used by management to evaluate our operating performance and that we consider more useful to investors.

The non-GAAP financial measures we present in this Form 20-F may not be comparable to those presented by other companies due to the fact that not all companies use the same definitions. In Item 5, we have presented Net income per Ordinary Share attributable to the Group (GAAP) and Adjusted Net income per Ordinary Share attributable to the Group (non-GAAP). We have provided a reconciliation between the non-GAAP financial measure and its closest comparable GAAP measure being the Net income per Ordinary Share attributable to the Group. The reconciliation reflects one reconciling item for the adjustment of the MeDiNova noncontrolling interest balance to its redemption value. We believe providing the Adjusted Net income per Ordinary Share attributable to the Group (non-GAAP) provides better insight into the performance of the Company and enhances comparability with previous financial performance of the Company. The noncontrolling interest in MeDiNova is a non-recurring item which is expected to be concluded in the second quarter of the year ending December 31, 2020.

In order to facilitate a clear understanding of our financial performance, you should examine this measure in conjunction with Net income per Ordinary Share attributable to the Group as presented in our Form 20-F.

B.     Liquidity and Capital Resources

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

Cash and cash equivalents and net borrowings

	Balance December 31, 2018	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2019
$ in thousands
Cash and cash equivalents	395,851	—	125,108	—	(650)	520,309
Available for sale investments	59,910		(12,028)	1,746		49,628
Private placement notes	(349,264)	—	—	(376)	—	(349,640)
	106,497	—	113,080	1,370	(650)	220,297

The Company’s cash and available for sale investments at December 31, 2019 amounted to $569.9 million compared with cash and available for sale investments of $455.8 million at December 31, 2018. The Company’s cash and short term investment balances at December 31, 2019 comprised cash and cash equivalents $520.3 million and short-term investments $49.6 million. The Company’s cash and short term investment balances at December 31, 2018 comprised cash and cash equivalents $395.9 million and short-term investments $59.9 million.

On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. We continue to monitor the phasing out of LIBOR which is currently scheduled for 2021. We have engaged with our lenders on the implications of the change. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point. No amounts were drawn at December 31, 2019, or at December 31, 2018, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at December 31, 2019 and at December 31, 2018 were $150.0 million.

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, which commenced on June 15, 2016. The Senior Notes are guaranteed by ICON plc. In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. The cash proceeds, representing the realized gain on the interest rate hedge, were received on maturity in November 2015.

We expect to spend approximately $55 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may continue to consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

In connection with the purchase consideration to acquire a 100% interest in Symphony Clinical Research in September 2019, the company has recognized a contingent liability of $2.5 million at December 31, 2019. This amount is payable to the vendors and is contingent upon Symphony Clinical Research attaining certain financial targets up to March 31, 2020. It is expected that this contingent consideration will be finalized during the second quarter of 2020.

In connection with the acquisition of 60% of the share capital in MeDiNova in May 2019, the vendors have a right to sell the remaining shares exclusively to ICON during 2020. The cash consideration payable to redeem this 40% noncontrolling interest is linked to the earnings performance of MeDiNova for the twelve month period ending 31 March 2020. We expect to redeem this noncontrolling interest for cash consideration of approximately $43.9 million in 2020.

Based on our current operating plan, the Group believes it has adequate liquidity to satisfy the cash needs for at least the next 12 months. The Group has historically funded its operations, including acquisitions, mainly with its working capital, cash flow generated from operations and debt facilities as appropriate.

Cash flows

Net cash from operating activities

Net cash provided by operating activities was $412.5 million for the year ended December 31, 2019 compared with net cash provided by operating activities of $268.6 million for the year ended December 31, 2018.

The dollar value of these balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations as performed. Billed and unbilled revenue also includes amounts recoverable from customers in respect of reimbursable costs. On adoption of ASC 606 in the previous financial year, we concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs on adoption of ASC 606 and are recorded based on activity undertaken by the third party. Amounts recorded as accrued to investigators and others in respect of reimbursable expenses were $142.6 million at December 31, 2019 and $85.6 million at December 31, 2018 (see note 7 - Other liabilities in the consolidated financial statements). Contractual terms with our customers require ICON to receive and discharge payment to third parties prior to billing the customer for these items. Days’ revenue outstanding will vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days’ revenue outstanding at December 31, 2019 was 72 days compared to 67 days at December 31, 2018. This reflects both extended credit terms provided to a number of key accounts and the timing of cash collections.

Net cash used in investing activities

Net cash used in investing activities was $162.0 million for the year ended December 31, 2019 compared to net cash used in investing activities of $37.3 million for the year ended December 31, 2018. Net cash used in investing activities the year ended December 31, 2019 was largely attributable to cash outflows on the acquisitions of MMD of $42.2 million on January 25, 2019, cash outflows on the acquisition of MeDiNova on May 23, 2019 of $54.1 million and cash outflows on the acquisition of Symphony on September 24, 2019 of $35.0 million. These were offset in part by cash acquired of $11.7 million. During the year, capital expenditure of $50.6 million, was made mainly related to investment in facilities and IT infrastructure. In addition, $21.7 million was generated by the sale of short term investments, $9.6 million was used for the purchase of short term investments and $3.9 million was used for the purchase of investments in equity.

In December 2018, net cash used in investing activities of $37.3 million arose principally on the investment in capital expenditure of $48.4 million, offset in part by the net income on the sale of short-term investments of $18.9 million. Capital expenditure comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.

Net cash used in financing activities

Net cash outflow from financing activities amounted to $125.4 million for the year ended December 31, 2019 compared with net cash outflow from financing activities of $113.0 million for the year ended December 31, 2018. Cash outflows in respect of financing activities includes consideration paid by the Company for share buybacks pursuant to the Company’s share repurchase program totaling $146.9 million in the year ended December 31, 2019 compared to $129.0 million in the year ended December 31, 2018 (see note 12 - Share Capital in the consolidated financial statements).

Net cash outflow

As a result of these cash flows, cash and cash equivalents increased by $124.5 million for the year ended December 31, 2019 compared to an increase of $113.0 million for the year ended December 31, 2018.

Research and development, patents and licenses

ICON plays a critical role in new drug development processes by undertaking activities in each of the different stages of the drug development process. Clinical trials result in an advancement in the field of medical science as they establish the safety and efficacy of new drugs thus resolving scientific uncertainty. As one of a number of world leaders in clinical research and commercialization, ICON is a trusted partner for pharmaceutical and medical device companies in helping them to accelerate the development of drugs and devices that save lives and improve the quality of life. ICON's role in ensuring that the trial design is scientifically valid is a crucial part of the design and involves scientists, medical doctors and biostatisticians. ICON works with the sponsors in designing the conduct of the clinical research trial. ICON's role in Ireland of conducting clinical trials is an integral part of the research and development process leading ultimately to a decision as to whether or not each drug is safe for human consumption, has the desired effect on targeted diseases and the best means of delivering that drug to the patient.

Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, or commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

A.	Off-balance sheet arrangements

Not applicable.

B.	Contractual obligations table

The following table represents our principal contractual obligations and commercial commitments as of December 31, 2019:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	$113.2	$28.3	$44.7	$22.9	$17.3
Senior Notes	350.0	350.0	—	—	—
Interest on Senior Notes	12.8	12.8	—	—	—
Current and Non-current tax liabilities	17.5	3.8	7.0	4.8	1.9
Total (U.S.$ in millions)	$493.5	$394.9	$51.7	$27.7	$19.2

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

We earn revenues by providing a number of different services to our clients. These services, which are integral elements of the clinical development process, include clinical trials management, contract staffing, consulting and laboratory services. Contracts range in duration from a number of months to several years. The criteria for revenue recognition is based on five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

In the year ended December 31, 2018, the Company adopted ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the twelve months ended December 31, 2019 and December 31, 2018 therefore reflect application of ASC 606. ICON adopted the standard using the cumulative effect transition method.

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

The assessment of progress towards completion also requires an up to date evaluation of the forecast costs to complete in respect of these projects. Given the long-term nature of the clinical trials, and the complex nature of those trials, the forecast costs to complete (being internal direct costs and costs that will be incurred by third parties (principally investigators)) is judgmental. Forecast time (and related costs) is determined by reference to (i) contract terms and (ii) past experience. Forecast third party costs to complete are determined by project by reference to (i) contract terms and (ii) past experience.
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
Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year ended December 31, 2019
Leases
The Company adopted ASC 842 'Leases' (ASC 842), with a date of initial application of January 1, 2019. The lease accounting policy applied in preparation of the results for the twelve months ended December 31, 2019 therefore reflect application of ASC 842. ICON adopted the standard using the cumulative-effect adjustment approach. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2019), without restatement of comparative period amounts. The cumulative effect of applying the new standard is recorded as an adjustment to the opening consolidated balance sheet as at the date of initial application (see note 28 - Impact of change in accounting policies for further details). The comparative information has not been adjusted and therefore the results for the twelve months ended December 31, 2018 continue to be reported under ASC 840 'Leases'.
The new standard requires lessees to recognize the rights and obligations resulting from virtually all leases on the balance sheet as right-of-use (ROU) assets with corresponding lease liabilities.
The most significant impact of application of the new standard for ICON relates to the recognition of right-of-use assets and lease liabilities on the Consolidated Balance Sheet for operating leases for certain property, vehicles and equipment. Prior to application of ASC 842, costs in respect of operating leases were charged to the Consolidated Statements of Operations on a straight-line basis over the lease term. A lease liability and right-of-use asset of $106.5 million have been recorded on the Consolidated Balance Sheet as at January 1, 2019 (see note 28 - Impact of change in accounting policies for further details). The net operating cost of leases recorded in the year ended December 31, 2019 is $33.0 million (see note 22 - Operating leases for further details).
Pursuant to certain practical expedients available as part of adopting ASC 842, ICON has not reassessed; whether existing or expired contracts are or contain leases, the classification of existing or expired leases, or whether unamortized initial direct costs meet the new definition of initial direct costs under ASC 842. Additionally, ICON has elected to use hindsight in determining the lease term and in assessing impairment of ROU assets, if any.
ICON determines if an arrangement is a lease at inception. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2019 and December 31, 2018, the Group did not account for any leases as finance leases.
Operating leases are included in operating right-of-use assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheet with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date or date of transition. Our lease terms may also include options to extend or terminate. ICON actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which are recognized as incurred on the Consolidated Statements of Operations.
ICON accounts for lease and non-lease components separately with lease components flowing through the Consolidated Balance Sheet and non-lease components expensed directly to the Consolidated Statements of Operations.
Other
We have reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effective dates during the periods reported. The following relevant ASUs have also been adopted in 2019:
In August 2017, the FASB issued ASU 2017-12, 'Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (Topic 815)'. The updated guidance expands an entity’s ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. Entities will apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements apply prospectively. This ASU was effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU was effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In January 2017, the FASB issued ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The ASU is effective for public businesses, that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted. The company early adopted this ASU from January 1, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In July 2018, the FASB issued ASU 2018-09, 'Codification Improvements'. This amendment makes changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and will be effective upon issuance of ASU 2018-09. The amendments effective upon issuance did not have a material impact on the Company's consolidated financial statements. A majority of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07, which expands the scope of ASC 718 'Compensation—Stock Compensation' (ASC 718) to include share based payment transactions for acquiring goods and services from nonemployees and more closely aligns the accounting for employee and nonemployee share-based payments. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU was effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In February 2018, the FASB issued ASU 2018-03, which provided technical corrections and improvements to Accounting Standards Update No. 2016-01, 'Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities'. The amendments clarify certain aspects of the guidance issued in update 2016-01. The ASU was effective for public business entities for fiscal years beginning after December 15, 2017. The adoption of this ASU did not have a significant impact on the financial statements.

Impact of new accounting pronouncements which will be adopted during fiscal year ended December 31, 2020
In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (Topic 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the current incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance is to be applied on a modified retrospective approach and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 for public business entities that are SEC filers. The adoption of Topic 326 is not expected to have a significant impact on the financial statements.
In August 2018, the FASB issued ASU No. 2018-15, 'Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350)'. The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for public businesses, that are SEC filers for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years and is to be applied either retrospectively or prospectively to all implementation costs incurred after the adoption date. The adoption of ASU 2018-15 is not expected to have a significant impact on the financial statements.
In August 2018, the FASB issued ASU 2018-13, 'Fair Value Measurement - Disclosure Framework (Topic 820)'. The updated guidance requires entities to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Amendments in this guidance also require disclosure of transfers into and out of Level 3 of the fair value hierarchy, purchases and issues of Level 3 assets and liabilities, and clarify that the measurement uncertainty disclosure is about the uncertainty in measurement as of the reporting date. The guidance removes requirements to disclose the amounts and reasons for transfers between Level 1 and Level 2, policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of ASU 2018-13 is not expected to have a significant impact on the financial statements.
In November 2019, the FASB issued ASU 2019-08 'Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606)'. The amendments in this update require that an entity measure and classify share based payment awards granted to a customer by applying the guidance in Topic 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with Topic 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in Topic 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The amendments in this update are effective for public business entities in fiscal years beginning after December 15, 2019. The adoption of ASU 2019-08 is not expected to have a significant impact on the financial statements.
Impact of other new accounting pronouncements
In August 2018, the FASB issued ASU 2018-14, 'Compensation - Retirement Benefits - Defined Benefit Plans (Topic 715)'. The updated guidance requires additional disclosures of weighted-average interest crediting rates for cash balance plans and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation. Amendments in the guidance also clarify the requirement to disclose the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets. The same disclosure is needed for the accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. The guidance removes certain previous disclosure requirements no longer considered cost beneficial. The amendments are effective for fiscal years ending after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of adopting the updated provisions.
In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company is currently assessing the impact of adopting the updated provisions.
No other new accounting pronouncement issued or effective has had, or is expected to have, a material impact on the Company’s consolidated financial statements.
Inflation

We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 27, 2020.

Name	Age	Position
Ciaran Murray	57	Non-Executive Chairman and Director
Dr. Steve Cutler (1)(5)	59	Chief Executive Officer and Director
Brendan Brennan (1)(5)	41	Chief Financial Officer
Rónán Murphy (2)(3)(5)	62	Lead Independent Director
Professor Hugh Brady (3)	60	Director
Dr. John Climax	67	Director
Joan Garahy (2)(4)	57	Director
Professor William Hall (2)(4)	70	Director
Eugene McCague (3)(4)	61	Director
Julie O'Neill	54	Director
Mary Pendergast (2)	69	Director
Diarmaid Cunningham	45	Chief Administrative Officer, General Counsel & Company Secretary

(1)	Named Executive Officer of the Company.

(2)	Member of Compensation and Organization Committee.

(3)	Member of Audit Committee.

(4)	Member of Nominating and Governance Committee.

(5)	Member of Execution Committee.

Ciaran Murray
Mr. Ciaran Murray graduated with a Bachelor of Commerce degree from University College Dublin in 1982. Mr. Murray subsequently qualified as a chartered accountant with PricewaterhouseCoopers. Following qualification, Mr. Murray gained extensive global experience working as an executive in the fast moving consumer goods and technology sectors in Ireland, Italy, the UK and the US.
Mr. Murray has been the Chairman of ICON plc since March 2017. Mr. Murray served as Chief Executive Officer from October 2011 until March 2017 and was Chief Financial Officer from joining ICON plc in 2005 until his appointment as Chief Executive Officer in 2011.

During his time with ICON plc, Mr. Murray was recognized for his leadership of ICON and the CRO industry.  Mr. Murray served as Chairman of the Association of Clinical Research Organizations (ACRO) which represents the CRO industry globally. In addition, Mr. Murray was named as a leader in CRO Innovation by PharmaVOICE100, a listing of the most influential people in the bio pharma industry.

University College Dublin awarded Mr. Murray an honorary degree of Doctor of Laws in 2013 for his support of third level research and innovation in Ireland. In 2018, the Royal Dublin Society awarded Mr. Murray the RDS Gold Medal for Enterprise for making an exceptional impact on Irish industry and commerce.

Dr. Steve Cutler
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

Brendan Brennan
Mr. Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan has developed his career over the last 21 years from experience in various industries. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his broad financial experience in Cement Roadstone Holdings, a major Irish building materials organization. Mr. Brennan spent a number of years in public accounting with PwC prior to this. Mr. Brennan is a Fellow of the Institute of Chartered Accountants in Ireland and holds a bachelor’s degree in Accounting and Finance from Dublin City University. Over his many years of experience in the CRO industry Mr. Brennan has been involved in many industry organizations and developments including ACRO (Association of Clinical Research Organizations) where he was the founding Chairman of the industry CFO round table group, a group formed to aid CROs dealing with the various industry challenges. Mr. Brennan held the position of Chairman of the round table from its foundation in 2017 to December 31, 2019.
Rónán Murphy
Mr. Rónán Murphy has served as an outside Director of the Company since October 2016. He was appointed as Lead Independent Director in January 2019. Mr. Murphy is the former Senior Partner of PwC Ireland. Mr. Murphy was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. As an Assurance Partner, he served clients across a number of sectors. In 1995, Mr. Murphy joined the firm’s leadership team and held a number of operational leadership roles, prior to being appointed as Partner in Charge of the Firm’s Assurance Practice in 2003, a position he held for four years prior to his appointment as Senior Partner. Mr. Murphy is presently Chairman of Greencoat Renewables PLC and a Non-Executive Director of Davy Stockbrokers. Mr. Murphy currently serves as a council member of the ESRI and as Chair of Business in the Community Ireland. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.
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
Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009 and as Chief Executive Officer from June 1990 to October 2002. From January 2010 he has held a position as an outside Director of the Company. Dr. Climax has over 30 years of experience in the clinical research industry. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland and an honorary professorship at the National University of Singapore. He is currently Executive Chairman of DS Biopharma and CEO of Afimmune, both of which are private companies.
Joan Garahy
Ms. Joan Garahy was appointed as an outside Director of the Company in November 2017. Ms. Garahy is the managing director of ClearView Investment & Pensions Limited, a financial advisory company. Ms. Garahy is also a Non-Executive Director of both Kerry Group plc and Irish Residential Properties REIT plc. Ms. Garahy’s previous executive roles include founder and managing director of HBCL Investment & Pensions Ltd, Director of investments at HC Financial Services Group, head of research at the Irish National Pension Reserve Fund, head of research at Hibernian Investment Managers and her equity analyst roles with Goodbody Stockbrokers and NCB Group. Ms. Garahy was also previously a Non-Executive Director of Galway University Foundation and she is currently a member of the board of The Irish Chamber Orchestra. Ms. Garahy holds a Bachelor of Science degree from University College Galway and a Master of Science from University College Dublin.

Professor William Hall
Professor William Hall has served as an outside Director of the Company since February 2013. He is a renowned expert in infectious diseases and virology. He currently serves as Distinguished Professor in Hokkaido University in Japan and is Professor Emeritus of Medical Microbiology and the Centre for Research in Infectious Diseases at University College Dublin’s (UCD) School of Medicine and Medical Science. Professor Hall also has served as Consultant to the Minister of Health and Children in the Republic of Ireland, providing input on a range of topics including influenza pandemic preparedness, SARS, and bioterrorism. Prior to his tenure at UCD, Professor Hall was Professor and Head of the Laboratory of Medical Virology, Senior Physician and Director of the Clinical Research Centre at the Rockefeller University in New York. He previously served as an Assistant and Associate Professor of Medicine at Cornell University. Professor Hall is a Non-Executive Director of Evofem Biosciences, San Diego, a Board member of The Atlantic Philanthropies and is a co-founder of the Global Virus Network.
Eugene McCague
Mr. Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of FLY Leasing Limited, an aircraft leasing company listed on the New York Stock Exchange, and on the board of the Irish branch of AON Insurance. He also serves as chairman of Ibec, Ireland’s leading business representative association. Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of the Technological University Dublin, chairman of the Technological University Dublin Foundation and chairman of the governing authority of University College Dublin. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.
Julie O’Neill
Ms. Julie O’Neill has served as a Non-Executive Director of ICON plc since July 2019. Ms. O’Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O’Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. Ms. O’Neill serves as a Board Member of DBV Technologies and Hookipa Pharma Inc. and is also on the Board of Ireland’s National Institute for Bioprocessing Research and Training. Ms. O’Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland.
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
Diarmaid Cunningham
Mr. Diarmaid Cunningham is Chief Administrative Officer, General Counsel, Executive Vice President and Company Secretary. Mr. Cunningham joined the Company as General Counsel in November 2009. From 2009 until 2013, Mr. Cunningham was based in the Company’s global headquarters in Dublin. In 2013, Mr. Cunningham was seconded to the Company’s US headquarters in Pennsylvania and that secondment ended in 2018 when Mr. Cunningham returned to Dublin. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel. This expansion of his role means Mr. Cunningham has responsibility to the Company’s Quality Assurance, Client Contracts Services, Facilities and Procurement groups in addition to his responsibility for the Company’s Legal group. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997, qualified as a lawyer in 2001 and completed the Stanford Executive Program at Stanford University in California in 2015. Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013 and 2014. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. Prior to joining the Company, Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms.

B.	Compensation

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

Outside Directors’ remuneration

Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. During 2019, each outside Director (excluding the Board Chairman) was paid an annual retainer of $65,000 and additional fees for Board Committee service.

Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to the outside Director role of Non-Executive Chairman. The arrangements with the Non-Executive Chairman of the Board provide for payment of €300,000 (translated at average rate for the year: $335,490) annually.

Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019 and received an additional fee of $25,000 for this role.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 50% and 100% with actual pay outs for 2019 ranging from 40% to 85% of salary based on group and individual performance.

A total bonus of $1.2 million was awarded to the following individuals; Dr. Steve Cutler Chief Executive Officer ($0.9 million) and Mr. Brendan Brennan Chief Financial Officer ($0.3 million) to reflect their contribution to the performance of the Company during 2019. These amounts were approved by the Compensation and Organization Committee and will be paid during the year ended December 31, 2020.

The Company’s executives are eligible to receive equity incentives, including stock options, Restricted Share Units and Performance Share Units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, at its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The equity award granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

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

Executive Compensation
Summary compensation table - Year ended December 31, 2019

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2019	1,112	949	178	31	2,270	5,355	44	7,669

Brendan Brennan, Chief Financial Officer	2019	536	271	67	26	900	1,336	—	2,236
Total	2019	1,648	1,220	245	57	3,170	6,691	44	9,905

Summary compensation table - Year ended December 31, 2018

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray Executive Chairman and former Chief Executive Officer*	2018	135	—	17	5	157	2,677	232	3,066

Dr. Steve Cutler Chief Executive Officer and former Chief Operating Officer	2018	1,100	1,100	186	195	2,581	5,235	44	7,860

Brendan Brennan, Chief Financial Officer	2018	560	323	70	26	979	1,569	—	2,548
Total	2018	1,795	1,423	273	226	3,717	9,481	276	13,474

*	Appointed as Non-Executive Chairman from May 12, 2018

Director Compensation
Summary compensation table - Year ended December 31, 2019

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2019	—	—	—	—	200	343	543
Steve Cutler	2019	1,112	178	980	2,270	5,355	44	7,669
Rónán Murphy *	2019	—	—	—	—	240	122	362
Hugh Brady	2019	—	—	—	—	330	77	407
John Climax	2019	—	—	—	—	330	65	395
Joan Garahy	2019	—	—	—	—	200	96	296
William Hall	2019	—	—	—	—	330	94	424
Dermot Kelleher**	2019	—	—	—	—	980	37	1,017
Eugene McCague	2019	—	—	—	—	200	87	287
Declan McKeon**	2019	—	—	—	—	980	51	1,031
Julie O'Neill***	2019					87	29	116
Mary Pendergast	2019	—	—	—	—	330	77	407
Total	2019	1,112	178	980	2,270	9,562	1,122	12,954

*	Appointed as Lead Independent Director on January 1, 2019.

**	Retired from the Board at the AGM on July 23, 2019.

***	Appointed to the Board on July 23, 2019.

Summary compensation table - Year ended December 31, 2018

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray*	2018	135	17	5	157	2,677	232	3,066
Steve Cutler	2018	1,100	186	1,295	2,581	5,235	44	7,860
Rónán Murphy	2018	—	—	—	—	173	102	275
Hugh Brady	2018	—	—	—	—	277	73	350
John Climax	2018	—	—	—	—	279	65	344
Joan Garahy	2018	—	—	—	—	133	82	215
Dermot Kelleher	2018	—	—	—	—	279	69	348
Ronan Lambe**	2018	—	—	—	—	1,416	36	1,452
William Hall	2018	—	—	—	—	283	102	385
Eugene McCague	2018	—	—	—	—	133	73	206
Declan McKeon	2018	—	—	—	—	279	127	406
Mary Pendergast	2018	—	—	—	—	277	78	355
Total	2018	1,235	203	1,300	2,738	11,441	1,083	15,262

*	Appointed as Executive Chairman on March 1, 2017 and Non-Executive Chairman from May 12, 2018

**	Retired from the Board at the AGM on July 24, 2018

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

Directors’ and Executive Officers’ service agreements and letters of engagement

Mr. Ciaran Murray

Mr. Ciaran Murray has served as Non-Executive Chairman of the Board of Directors since May 2018 having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as a Director of the Company since September 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to Non-Executive Chairman. The current arrangement with Mr. Murray provides for the payment to him of fees of $335,490 (€300,000) per annum in respect of his position as Non-Executive Chairman. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. As Chief Financial Officer, Chief Executive and Executive Chairman, Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units. The vesting of the ordinary share options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018 were accelerated and the outstanding ordinary share options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeited on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018. He was previously granted and held at February 27, 2020 58,646 ordinary share options at exercise prices ranging from $71.95 to $125.74 per share and 1,454 Restricted Share Units, which vest in May 2020.

Dr. Steve Cutler

Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 12 months’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,116,500 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 27, 2020 149,098 ordinary share options at exercise prices ranging from $48.67 to $140.38 per share, 24,610 Restricted Share Units which vest on various dates between March 2020 and March 2022 and 46,025 (up to a maximum of 92,050) Performance Share Units which vest between March 2020 and March 2022 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

Mr. Brendan Brennan

Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment, he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $539,040 (€482,017) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 27, 2020 72,295 ordinary share options at exercise prices ranging from $32.37 to $140.38 per share, 5,552 Restricted Share Units, which vest on various dates between March 2020 and March 2022, and 10,430 (up to a maximum of 20,860) Performance Share Units which vest between March 2020 and March 2022 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board. The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Rónán Murphy

Mr. Rónán Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The arrangements with Mr. Murphy continue to provide for the payment to him of Directors fees of $122,500 per annum. He was previously granted and held at February 27, 2020 11,160 ordinary share options at an exercise prices ranging from $90.03 to $125.74 and 1,454 Restricted Share Units, which vest in May 2020.

Professor Hugh Brady

Professor Hugh Brady has served as an outside Director of the Company since April 2014. The arrangements with Professor Brady provide for the payment to him of Directors fees of $77,500 per annum. He was previously granted and held at February 27, 2020 10,841 ordinary share options at exercise prices ranging from $65.60 to $90.03 and 1,454 Restricted Share Units, which vest in May 2020.

Dr. John Climax

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Directors fees of $65,000 per annum. He was previously granted and held at February 27, 2020 47,755 ordinary share options at exercise prices ranging from $22.30 to $125.74 per share and 1,454 Restricted Share Units, which vest in May 2020.

Ms. Joan Garahy

Ms. Joan Garahy has served as an outside Director of the Company since November 2017. The arrangements with Ms. Garahy provide for the payment to her of Directors fees of $97,500 per annum. She was previously granted and held at February 27, 2020 5,005 ordinary share options at an exercise price of $125.74 and 1,454 Restricted Share Units, which vest in May 2020.

Professor William Hall

Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $90,000 per annum. He was previously granted and held at February 27, 2020 10,841 ordinary share options at exercise prices ranging from $65.60 to $90.03 and 1,454 Restricted Share Units, which vest in May 2020.

Mr. Eugene McCague

Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The arrangements with Mr. McCague provide for the payment to him of Directors fees of $97,500 per annum. He was previously granted and held at February 27, 2020 5,005 ordinary share options at an exercise price of $125.74 and 1,454 Restricted Share Units, which vest in May 2020.

Ms. Julie O'Neill

Ms. Julie O'Neill was appointed an outside Director of the Company in July 2019. The arrangements with Ms. O'Neill provide for the payment to her of Directors fees of $65,000 per annum effective from July 23, 2019. She was previously granted and held at February 27, 2020 1,066 Restricted Share Units, which vest in May 2020

Ms. Mary Pendergast

Ms. Mary Pendergast has served as an outside Director of the Company since February 2014. The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $77,500 per annum. She was previously granted and held at February 27, 2020 43,255 ordinary share options at exercise prices ranging from $40.83 to $125.74 and 1,454 Restricted Share Units, which vest in May 2020.

C.	Board Practices

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

The Board comprises one executive and nine outside Directors at the date of this report. The outside Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards. The Company considers all of its outside Directors to be of complementary skills, experience and knowledge and each outside Director has specific skills, experience and knowledge that are valuable to the Company. The Board members between them have strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size (10 Directors) to be adequate but continues to look for suitable qualified potential candidates to join the Board.

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2019 the Board held five board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2019 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election

The Company’s Constitution provides that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2020, it is anticipated that 4 Directors will retire in accordance with the Constitution and offer themselves for re-election. The Board of Directors adopted a Non-Executive Director Policy for Service on April 24, 2018 which provides that, subject to individual waiver by the Board, an outside Director of ICON plc shall serve on the Board of the Directors for an initial term which expires at the fourth annual general meeting after their appointment. Each outside Director may serve for a further two terms of 3 years each subject to the Board’s approval. After the final 3 year term the Board may request that the outside Director serve for a further 1 year term which may be renewed annually subject to the Board’s approval. For an outside Director who previously served as an executive of the Company, the initial 3 year term referred to in this policy is deemed to commence on the date that he/she is determined to be independent as per the NASDAQ Rules. This policy does not apply to Dr. John Climax as he is a founder of the Company.

Lead Independent Director

The Board of Directors adopted a Lead Independent Director Charter on February 14, 2017 which provides that in circumstances where the Chairman of the Board is not independent, the independent members of the Board of Directors shall appoint, from among their number, a Lead Independent Director. The Lead Independent Director shall generally assist in optimizing the effectiveness and independence of the Board of Directors by performing such duties as described in the charter, on behalf of the Board of Directors, including coordinating the meetings of the other non-employee and independent directors, and such other duties as determined from time to time by the Board of Directors and/or its independent members. Mr. Declan McKeon, who served as Lead Independent Director since March 1, 2017 stepped down on January 1, 2019 and Mr. Rónán Murphy was appointed as Lead Independent Director with effect from that date.

Board Committees

The Board has delegated some of its responsibilities to Board Committees. There are four permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board Committees. The Audit Committee, Compensation and Organization Committee and Nominating and Governance Committee each completed a self-evaluation of the performance of the Committee during the year ended December 31, 2019 and each Committee was satisfied with their performance.

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times. The Audit Committee is currently comprised of three independent Directors: Rónán Murphy (Chairperson), Professor Hugh Brady and Eugene McCague. Declan McKeon stepped down as Chairperson and Rónán Murphy assumed the position of Chairperson with effect from February 19, 2019. Declan McKeon stepped down as member of the Committee on July 22, 2019.

Compensation and Organization Committee

The Compensation and Organization Committee is responsible for senior executive remuneration. The Committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company. Annual bonuses for the executive Directors and senior executive management are determined by the Committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Company’s senior management. The Compensation and Organization Committee is currently comprised of the following independent Directors: Joan Garahy (Chairperson), Professor William Hall, Mary Pendergast and Rónán Murphy. Rónán Murphy stepped down as Chairperson of the Committee and Joan Garahy assumed the position of Chairperson with effect from February 19, 2019.

Nominating and Governance Committee

The Nominating and Governance Committee reviews the membership of the Board of the Company and Board Committees on an ongoing basis. As part of this it regularly evaluates the balance of skills, knowledge and experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. The Committee uses an external search consultant as needed to assist it in identifying potential new outside Directors. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate. The Committee considers diversity of the Board members when making recommendations to the Board of the Company. The Nominating and Governance Committee currently comprises the following independent Directors: Eugene McCague (Chairperson), Professor William Hall and Joan Garahy. Professor William Hall stepped down as Chairperson of the Committee and Eugene McCague assumed the position as Chairperson with effect from July 22, 2019. Declan McKeon, who served as a member of the Committee during 2019, stepped down as a member of the Committee on July 22, 2019.

Execution Committee

The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board within the limits set out in the Charter of the Execution Committee. The Execution Committee exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate. The Execution Committee is currently comprised of the following Directors and Officers: Steve Cutler (Chairperson), Rónán Murphy and Brendan Brennan. On January 1, 2019, Declan McKeon stepped down as a member of the Execution Committee and Rónán Murphy joined the Committee.

Attendance at Board and Committee meetings

Attendance at Board and Committee meetings by the Directors who held office during 2019 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray	5/5	—	—	—
Dr. Steve Cutler	5/5	—	—	—
Rónán Murphy (1)	5/5	4/4	4/4	—
Prof. Hugh Brady (1)	5/5	4/4	—	—
Dr. John Climax (1)	5/5	—	—	—
Joan Garahy (1)	5/5	—	4/4	5/5
Prof. William Hall (1)	5/5		4/4	4/5
Prof. Dermot Kelleher (1) (5)	2/2	—	—	—
Eugene McCague (1) (4)	5/5	4/4	—	3/3
Declan McKeon (1) (2) (3) (4)	2/2	2/2		2/2
Julie O'Neill (1) (6)	3/3	—	—	—
Mary Pendergast (1)	5/5	—	4/4	—

(1)	Independent Director as defined under NASDAQ Rule 5605(a)(2).

(2)	Mr. Declan McKeon retired as a Director of the Board on July 23, 2019.

(3)	Mr. Declan McKeon retired from the Audit Committee with effect from July 22, 2019.

(4)	Mr. Declan McKeon retired from the Nominating and Governance Committee and Eugene McCague was appointed to the Nominating and Governance Committee with effect from July 22, 2019.

(5)	Prof. Dermot Kelleher retired as a Director of the Board on July 23, 2019.

(6)	Ms. Julie O’Neill was appointed as a Director on July 23, 2019.

(7)	All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.

D.	Employees

At December 31, 2019, December 31, 2018 and December 31, 2017 we employed approximately 14,650, 13,670 and 13,250 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

E.	Share Ownership

Shares

The following table sets forth certain information as of February 27, 2020 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	—	—
Dr. Steve Cutler	30,686	0.06%
Mr. Brendan Brennan	14,640	0.03%
Mr. Rónán Murphy	—	—
Professor Hugh Brady	—	—
Dr. John Climax	610,511	1.14%
Ms. Joan Garahy	—	—
Professor William Hall	—	—
Mr. Eugene McCague	—	—
Ms. Julie O'Neill	—	—
Ms. Mary Pendergast	—	—

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of February 27, 2020 regarding beneficial ownership of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs	Vesting Date	No. of PSUs (1)	Vesting Date
Mr. Ciaran Murray	1,454	May 17, 2020

Dr. Steve Cutler	5,272	March 3, 2020	18,449	March 3, 2020
	4,299	March 3, 2020	15,050	March 3, 2021
	3,578	March 3, 2020	12,526	March 3, 2022
	4,302	March 3, 2021
	3,578	March 3, 2021
	3,581	March 3, 2022

Mr. Brendan Brennan	1,192	March 3, 2020	4,167	March 3, 2020
	1,009	March 3, 2020	3,532	March 3, 2021
	780	March 3, 2020	2,731	March 3, 2022
	1,010	March 3, 2021
	780	March 3, 2021
	781	March 3, 2022

Mr. Rónán Murphy	1,454	May 17, 2020

Professor Hugh Brady	1,454	May 17, 2020

Dr. John Climax	1,454	May 17, 2020

Ms. Joan Garahy	1,454	May 17, 2020

Professor William Hall	1,454	May 17, 2020

Mr. Eugene McCague	1,454	May 17, 2020

Ms. Julie O'Neill	1,066	May 17, 2020

Ms. Mary Pendergast	1,454	May 17, 2020

(1)
Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2017 – 2019, 2018 – 2020 and 2019 – 2021. Depending on the actual amount of EPS from 2017 to 2021, up to a maximum of 56,455 additional PSUs may also be granted to Dr. Steve Cutler and Mr. Brendan Brennan.

Share Options

The following table sets forth certain information as of February 27, 2020 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Ciaran Murray	45,948	$71.95	March 4, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Dr. Steve Cutler	6,789	$48.67	March 17, 2022
	12,500	$68.39	March 18, 2023
	12,254	$71.95	March 4, 2024
	37,733	$83.47	March 3, 2025
	39,483	$115.11	March 3, 2026
	40,339	$140.38	March 3, 2027

Mr. Brendan Brennan	15,813	$32.37	May 1, 2021
	10,285	$68.39	March 18, 2023
	13,611	$71.95	March 4, 2024
	14,206	$83.47	March 3, 2025
	9,584	$115.11	March 3, 2026
	8,796	$140.38	March 3, 2027

Mr. Rónán Murphy	6,155	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Professor Hugh Brady	2,000	$68.39	March 18, 2023
	4,224	$65.60	May 20, 2024
	4,617	$90.03	May 19, 2025

Dr. John Climax	2,000	$22.30	April 27, 2020
	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Ms. Joan Garahy	5,005	$125.74	May 18, 2026

Professor William Hall	2,000	$68.39	March 18, 2023
	4,224	$65.60	March 20, 2024
	4,617	$90.03	May 19, 2025

Mr. Eugene McCague	5,005	$125.74	May 18, 2026

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

(1)	The title of securities covered by all of the above options are non-qualified.

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

Equity Incentive Plans

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or Non-Executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Non-Executive Directors in May 2019 vest over twelve months.

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

On February 14, 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

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

On January 17, 2003 the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to Non-Executive Directors during 2018 vest over 12 months and expire eight years from the date of grant.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 27, 2020 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. None of the persons listed below have voting rights that differ from any other person listed below.

	2019		2018 (4)		2017 (5)
Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class
Wellington Management Company, LLP (2)	3,800,959	7.1%	3,728,130	6.9%	3,724,413	6.9%
WCM Investment Management (2)	3,643,211	6.8%	5,272,086	9.8%	4,376,491	8.1%
All Directors, officers and other key employees as a group (3)	1,278,374	2.4%	1,578,677	2.9%	2,030,152	3.8%

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

(3)
Includes 449,372 ordinary shares issuable upon the exercise of stock options granted by the Company, 46,439 RSUs awarded by the Company to Directors, officers and other key employees and 126,726 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

(4)	Amounts shown above are stated as of March 1, 2019.

(5)	Amounts shown above are stated as of February 28, 2018.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

B.	Related Party Transactions

Subsidiaries of the Company earned revenue of $95,000 (December 31, 2018: $633,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. $36,000 was recorded as due from DS Biopharma Limited at December 31, 2019 (December 31, 2018: $338,000). Dr. Ronan Lambe retired as a Director of ICON plc on July 24, 2018. The contract terms were agreed on an arm’s length basis.

During the year ended December 31, 2017, personal expenses totaling $178,000 were settled by the Company on behalf of Mr. Ciaran Murray. Payment was received in advance from Mr. Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr. Ciaran Murray effective November 1, 2017. Payment was received in full in January 2018.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. The terms of the consultancy agreement expired on July 31, 2019. A charge of $151,360 was recorded during 2019 in respect of consultancy services provided by a company controlled by Mr. Lynch (December 31, 2018: $274,519) . There were no amounts due to Mr. Lynch at December 31, 2019 (December 31, 2018: $64,000).

Item 8.   Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

ICON is not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

Dividend Policy

We have not paid cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future.

B.	Significant Changes

There have been no significant changes to our business that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

Item 9.   The Offer and Listing.

A.	Offer and listing details
ICON’s ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ICLR”. ICON plc’s ADR program was terminated on January 31, 2013 and ICON plc’s ordinary shares began directly trading on NASDAQ on February 4, 2013. Prior to that date, ICON plc’s ADSs were traded on NASDAQ and ICON plc’s Depository for the ADSs was The Bank of New York Mellon.

B.	Plan of distribution
Not applicable

C.	Markets
NASDAQ

D.	Selling shareholders
Not applicable

E.	Dilution
Not applicable

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

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

Objects
The Company is incorporated under the name ICON plc, and is registered in Ireland under registered number 145835. The Company's objects, which are detailed in the Constitution of the Company, are broad and include, but are not limited to the carrying on the business of an investment holding company.

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

Annual and General Meetings
The AGM shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive AGMs. Directors may call an Extraordinary General Meeting (“EGM”) at any time. The members, in accordance with the Constitution of the Company and Irish Company law, may also requisition EGMs. Notice of the AGM or an EGM passing any special resolution must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, not less than 14 clear days’ notice. All holders of Ordinary Shares are entitled to attend, speak at and vote at general meetings of the Company.

Limitations on the Right to Own Shares
There are no limitations on the right to own shares in the Constitution of the Company.

Disclosure of Share Ownership
Under Irish law, the Company can require parties to disclose their interests in shares. The Constitution of the Company entitle the Directors to require parties to provide details regarding their identity and the nature and extent of any interest which such parties hold in Ordinary Shares. Under Irish law, if a party acquires or disposes of Ordinary Shares so as to bring their interest above or below 3% of the total issued share capital of the Company, they must notify the Company of that. The Company would also need to be notified of the acquisition by an existing substantial (i.e. 3% plus) shareholder, of every movement of one whole percentage integer (e.g. 3.9% to 4.1% but not 4.1% to 4.9%) or more.

Other Provisions of the Constitution
There are no provisions in the Constitution of the Company:

(i) delaying or prohibiting a change in the control of the Company, but which operate only with respect to a merger, acquisition or corporate restructuring;

(ii) discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

(iii) governing changes in capital, in each case, where such provisions are more stringent than those required by law.

C.	Material Contracts

Not applicable.

D.	Exchange Controls and Other Limitations Affecting Security Holders

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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons and activities in Sudan, South Sudan, the Central African Republic, Libya, Iraq, the Democratic People's Republic of Korea, Myanmar/Burma, Tunisia, Zimbabwe, Egypt, Venezuela, certain persons, entities and bodies in Syrian Arab Republic, the Republic of Guinea-Bissau, Nicaragua, Democratic Republic of Congo, Iran, Ukraine, associated with the Taliban in Afghanistan; associated with ISIL (Da’esh) and Al-Qaeda; associated with Turkey’s unauthorized drilling activities in the Eastern Mediterranean and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

There are no restrictions under the Company’s Constitution or under Irish Law that limit the right of non-residents or foreign owners to hold the Company’s ordinary shares or vote at general meetings of the Company.

E.	Taxation

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

Irish withholding tax on dividends

Unless specifically exempted, all dividends paid by the Company, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, which is currently 25%.

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

•
in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he/she made the settlement, or at the date of the gift or, if he/she is dead at the date of the gift, at the date of his/her death; or

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

•
€335,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 9, 2019. This threshold was €320,000 prior to October 9, 2019.

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

F.	Dividends and paying agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on Display

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland, Attention: Erina Fox, telephone number: +353 1 2912000.

I.	Subsidiary Information

Not applicable

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

•
The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2019 Consultants and Directors Restricted Share Unit Plan, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2019.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2019	2018	2019	2018
Euro:USD	1.1183	1.1846	1.1213	1.1467
Pound Sterling:USD	1.2735	1.3401	1.3257	1.2754

Interest Rate Risk

We are exposed to interest rate risk in respect of our cash and cash equivalents and available for sale investments. Our treasury function actively manages our available cash resources and invests significant cash balances to ensure optimum returns for the Company. Financial instruments are classified either as cash and cash equivalents or available for sale investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. We may be subject to interest rate risk in respect of interest rate changes on amounts invested. Interest rate risk is managed by monitoring the composition of the Company’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In December 2015 we issued $350 million in the private placement market. The rate on these senior notes is fixed at 3.64% for the five year term. The effective interest rate is reduced by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized gain related to this derivative is recorded within other comprehensive income and is amortized over the life of the Senior Notes. The effective rate on our 5 year Senior Notes is fixed at 3.37%.

The senior notes are due for repayment in December 2020. We regularly evaluate our debt arrangements, as well as market conditions, and during the year we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2019 (in thousands)	Interest Change 1% increase in market interest rate (in thousands)	Interest Change 1% decrease in market interest rate (in thousands)
Interest income	$6,859	$11,165	$2,537
Interest expense	($13,276)	($13,276*)	($13,276*)
	($6,417)	($2,111)	($10,739)
*No variable debt drawn down during year ended December 31, 2019.

Item 12 . Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A.	Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2019. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management's Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 84 of this Form 20-F.

C.	Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 85 of this Form 20-F.

D.	Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the period covered by this Form 20-F that have materially effected or are reasonably likely to materially affect our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert

Mr. Rónán Murphy acts as the Audit Committee financial expert serving on our Audit Committee and Board of Directors. The Board has determined that Mr. Murphy is independent.

Item 16B. Code of Ethical Conduct

Our Global Code of Ethical Conduct applies to all ICON employees. There are no waivers from the provisions of the Code of Ethical Conduct that are required to be disclosed. This Code of Ethical Conduct is available on our website at: https://investor.iconplc.com/corporate-governance/governance-documents .

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2019 and December 31, 2018 were KPMG.
The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2019 and December 31, 2018 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2019 (in thousands)		12 month period ended December 31, 2018 (in thousands)
Audit fees (1)	$1,478	54%	$1,661	71%
Audit related fees (2)	$384	14%	$40	2%
Tax fees (3)	$855	32%	$642	27%
Total	$2,717	100%	$2,343	100%

(1) Audit fees include annual audit fees for the Company and its subsidiaries.

(2) Audit related fees principally consist of fees for financial due diligence services, fees for audit of the financial statements, fees for the audit of employee benefit plans and fees for pension reviews. The high level of audit related fees in 2019 compared to 2018 relates to additional financial due diligence services ($0.3 million) provided in 2019 in connection with the acquisitions completed during 2019.

(3) Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Publicly Announced Plan
		(in thousands, except per share data)
January 1/1 /19– 1/31/19	200,253	$124.84	200,253	$25,000	$125,000
April 4/1/19 – 4/30/19	58,630	$129.91	58,630	$7,617	$117,383
May 5/1/19 – 5/31/19	237,352	$136.86	237,352	$32,483	$84,900
August 8/1/19 – 8/31/19	6,495	$152.00	6,495	$987	$83,913
September 9/1/19 – 9/30/19	497,270	$151.80	497,270	$75,486	$8,427
	1,000,000	$141.57	1,000,000	$141,573	$8,427

On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million shares which was completed during the year ended December 31, 2019. These shares were redeemed by the Company for a total consideration of $141.6 million.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased	Total Price Paid for Shares Purchased
		(in thousands, except per share data)
October 10/1/19 – 10/31/19	35,100	$152.66	35,100	$5,358
	35,100	$152.65	35,100	$5,358

All ordinary shares that were redeemed under the buyback programs were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

On January 14, 2020, the Company announced the intention to buyback up to 1.0 million shares during 2020 depending on cash commitments. All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenomnated capital fund as required under Irish Company law.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan	Maximum Approximate Value of Shares that may yet be purchased under the Publicly Announced Plan
		(in thousands, except per share data)
October 10/1/16– 10/31/16	474,118	$77.63	474,118	$36,804	$363,196
November 11/1/16 – 11/30/16	756,001	$76.77	756,001	$58,039	$305,157
December 12/1/16 – 12/31/16	199,068	$76.13	199,068	$15,157	$290,000
January 1/1 /17– 1/31/17	152,601	$77.96	152,601	$11,897	$278,103
February 2/1/17 – 2/28/17	—	—	—	—	$278,103
March 3/1/17 – 3/31/17	1,121,907	$79.08	1,121,907	$88,726	$189,377
April 4/1/17 – 4/30/17	93,628	$79.92	93,628	$7,483	$181,894
May 5/1/17 – 5/31/17	—	—	—	—	$181,894
June 6/1/17 – 6/30/17	—	—	—	—	$181,894
July 7/1/17 – 7/31/17	—	—	—	—	$181,894
August 8/1/17 – 8/31/17	—	—	—	—	$181,894
September 9/1/17 – 9/30/17	—	—	—	—	$181,894
October 10/1/17 – 10/31/17	—	—	—	—	$181,894
November 11/1/17 – 11/30/17	2,376	$114.49	2,376	$272	$181,622
December 12/1/17 – 12/31/17	218,715	$113.06	218,715	$24,728	$156,894
January 1/1/18– 1/31/18	—	—	—	—	$156,894
February 2/1/18 – 2/28/18	196,591	$108.20	196,591	$21,271	$135,623
March 3/1/18 – 3/31/18	148,521	$114.04	148,521	$16,937	$118,686
April 4/1/18 – 4/30/18	—	—	—	—	$118,686
May 5/1/18 – 5/31/18	—	—	—	—	$118,686
June 6/1/18 – 6/30/18	118,943	$134.22	118,943	$15,964	$102,722
July 7/1/18 – 7/31/18	21,088	$132.20	21,088	$2,788	$99,934
August 8/1/18 – 8/31/18	—	—	—	—	$99,934
September 9/1/18 – 9/30/18	—	—	—	—	$99,934
October 10/1/18 – 10/31/18	357,303	$139.94	357,303	$50,000	$49,934
November 11/1/18 – 11/30/18	165,716	$132.76	165,716	$22,000	$27,934
December 12/1/18 – 12/31/18	—	—	—	—	$27,934
	4,026,576	$92.40	4,026,576	$372,066	$27,934

On October 3, 2016 the Company commenced a previously announced share buyback program of up to $400 million. At December 31, 2018 a total of 4,026,576 shares were redeemed by the Company under this buyback program for a total consideration of $372.1 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

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

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17. Financial Statements.

See item 18.

Item 18. Financial Statements.

Reference is made to pages 84 to 139 of this Form 20-F.

Item 19. Exhibits.

Consolidated Financial Statements of ICON plc and subsidiaries
Exhibits of ICON plc and subsidiaries
Management's Report on Internal Control over Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as at December 31, 2019 and December 31, 2018
Consolidated Statements of Operations for the years ended December 31, 2019, December 31, 2018 and December 31, 2017
Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017
Consolidated Statements of Cash Flows for the years ended December 31, 2019, December 31, 2018 and December 31, 2017
Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2019 the Company's internal control over financial reporting was effective. There have been no changes in the Company's internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2019, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2018 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of progress towards completion and realizable contract value related to revenue recognition for clinical trial service contracts
As described in Note 2(c) to the consolidated financial statements, clinical trial service revenue is recognized over time, using an input measure, being total project costs (inclusive of third party costs). The Company recognized revenue of US$2,805.8 million for the year ended 31 December 2019 (2018: US$2,595.8 million). A significant portion of this revenue relates to clinical trial service revenue. Clinical trial service revenue is recognized using project costs incurred to date relative to total estimated costs to complete to measure progress towards satisfying the Company’s performance obligation.
Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration or volume of services of the contract. Renegotiated amounts are recognized as revenue by revision to the total contract value arising as a result of the change order. Furthermore, the transaction price is determined by adjusting the contract or change order value to reflect a realizable contract value.
We identified the evaluation of progress towards completion and realizable contract value related to revenue recognition for clinical trial services contracts as a critical audit matter. Complex and subjective auditor judgment was required to evaluate the Company’s estimate regarding the direct costs and costs that will be incurred by third parties to complete the contracts, based on historical experience and estimated realizable contract values on clinical trial service contracts.
The primary procedures we performed to address this critical audit matter included the following:
We tested certain internal controls over the Company’s revenue recognition for the clinical trial service contracts process. These included controls over the development of the estimated direct costs and costs that will be incurred by third parties to complete the contracts and estimated realizable contract values.
We tested the estimated costs to complete and the realizable contract values for a sample of clinical trial service contracts, by evaluating:

•
Actual direct costs incurred, both during the year and life-to-date, to assess the consistency with the estimated direct costs for that time period. We compared actual direct costs incurred to source timesheet data and hourly rates to underlying contractual terms;

•	Third-party costs incurred, to assess the consistency with the estimated third-party costs for that time period. We compared third-party costs incurred to invoices received;

•
Findings from interviews with operational personnel of the Company to evaluate progress to date, the estimate of remaining costs to be incurred and factors impacting the amount of time and cost to complete the sampled contracts, including the assessment of the nature and complexity of the work to be performed;

•	Correspondence, if any, between the Company and the customer for the sampled contracts as part of our evaluation of contract progress;

•	Changes to estimated costs, including the amount and timing of the changes; and

•
The basis for the realizable contract value assumptions and challenging these assumptions. We confirmed contract terms with customers and assessed the realizable contract values by comparing the assumptions to underlying records, including final contract invoices received.

We also evaluated the Company’s ability to accurately estimate costs to complete and realizable contract values, by comparing historical estimates developed at contract inception to actual results for a sample of contracts.

(signed) KPMG

We have served as the Company’s auditor since 1990.

Dublin, Ireland
February 27, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on Internal Control Over Financial Reporting

We have audited ICON plc and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 27, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

(signed) KPMG

Dublin, Ireland
February 27, 2020

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$520,309	$395,851
Available for sale investments (Note 3a)	49,628	59,910
Accounts receivable, net (Note 17)	527,708	414,791
Unbilled revenue (Note 17)	422,769	362,926
Other receivables	39,290	40,459
Prepayments and other current assets	41,517	36,801
Income taxes receivable (Note 13)	23,759	19,445
Total current assets	1,624,980	1,330,183
Other Assets:
Property, plant and equipment, net (Note 6)	165,087	158,669
Goodwill (Note 4)	883,170	756,260
Operating right-of-use assets (Note 22)	104,977	—
Other non-current assets	17,439	14,525
Non-current income taxes receivable (Note 13)	17,230	20,023
Non-current deferred tax asset (Note 13)	16,682	13,577
Investments in equity-long term (Note 3b)	10,053	6,963
Intangible assets (Note 5)	67,894	54,055
Total Assets	$2,907,512	$2,354,255
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$24,050	$13,288
Unearned revenue (Note 17)	366,988	274,468
Other liabilities (Note 7)	378,543	317,143
Income taxes payable (Note 13)	12,031	5,724
Current bank credit lines and loan facilities (Note 23)	349,640	—
Total current liabilities	1,131,252	610,623
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 23)	—	349,264
Non-current operating lease liabilities (Note 22)	76,593	—
Non-current other liabilities (Note 8)	17,512	13,446
Non-current government grants (Note 11)	813	877
Non-current income taxes payable (Note 13)	14,301	17,551
Non-current deferred tax liability (Note 13)	9,476	8,213
Commitments and contingencies (Note 15)	—	—
Total Liabilities	1,249,947	999,974
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
53,622,206 shares issued and outstanding at December 31, 2019 and 53,971,706 shares issued and outstanding at December 31, 2018.	4,635	4,658
Additional paid-in capital	577,961	529,642
Other undenominated capital (Note 12 (a))	1,052	983
Accumulated other comprehensive income (Note 21)	(75,819)	(69,328)
Retained earnings	1,110,226	888,326
Total Shareholders’ Equity	1,618,055	1,354,281
Redeemable noncontrolling interest	39,510	—
Total Shareholders' Equity and Redeemable Noncontrolling Interest	1,657,565	1,354,281
Total Liabilities and Shareholders’ Equity and Redeemable Noncontrolling Interest	$2,907,512	$2,354,255

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2019	2018	2017
	(in thousands, except share and per share data)
Revenue:
Gross revenue	$2,805,839	$2,595,777	$2,402,321
Reimbursable expenses	—	—	(643,882)
	2,805,839	2,595,777	1,758,439
Costs and expenses:

Direct costs	1,974,135	1,818,220	1,027,310
Selling, general and administrative	336,748	325,794	323,741
Depreciation and amortization	61,550	65,916	61,297
Restructuring (Note 14)	—	12,490	7,753
Total costs and expenses	2,372,433	2,222,420	1,420,101

Income from operations	433,406	373,357	338,338
Interest income	6,859	4,759	2,346
Interest expense	(13,276)	(13,502)	(12,627)

Income before income taxes expense	426,989	364,614	328,057
Income tax expense (Note 13)	(51,133)	(41,958)	(46,569)

Net Income	375,856	322,656	281,488
Net income attributable to noncontrolling interest	(1,870)	—	—
Net income attributable to the Group	$373,986	$322,656	$281,488

Net income per Ordinary Share attributable to the Group (Note 26):

Basic	$6.85	$5.96	$5.20
Diluted	$6.79	$5.89	$5.13

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (v))	53,859,537	54,118,764	54,129,439
Diluted (Note 2 (v))	54,333,461	54,790,663	54,849,046

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Net income	$375,856	$322,656	$281,488
Other comprehensive income, net of tax
Currency translation adjustment	(1,313)	(26,522)	33,966
Currency impact of long-term funding	(2,710)	(4,834)	13,730
Unrealized capital gain/(loss) – investments	681	(155)	(272)
Actuarial (loss)/gain on defined benefit pension plan	(2,226)	2,855	50
Amortization of interest rate hedge	(923)	(923)	(923)
Fair value of cash flow hedge	—	(1,036)	1,036
Total comprehensive income	369,365	292,041	329,075
Less comprehensive income attributable to redeemable noncontrolling interest	(1,870)	—	—
Total comprehensive income attributable to the Group	$367,495	$292,041	$329,075

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
Balance at December 31, 2016	54,530,843	$4,692	$438,126	$809	$(86,300)	$587,847	$945,174	$—
Comprehensive Income:
Net income	—	—	—	—	—	281,488	281,488	—
Currency translation adjustment	—	—	—	—	33,966	—	33,966	—
Currency impact of long-term funding	—	—	—	—	13,730	—	13,730	—
Unrealized capital loss - investments	—	—	—	—	(272)	—	(272)	—
Actuarial loss on defined benefit pension plan	—	—	—	—	50	—	50	—
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)	—
Fair value of cash flow hedge	—	—	—	—	1,036	—	1,036	—
Total comprehensive income	—	—	—	—	—	—	329,075	—
Exercise of share options	458,243	31	13,875	—	—	—	13,906	—
Issue of restricted share units/ performance share units	681,742	44	—	—	—	—	44	—
Share based compensation expense	—	—	29,351	—	—	—	29,351	—
Share issue costs	—	—	(15)	—	—	—	(15)	—
Repurchase of ordinary shares	(1,589,227)	(103)	—	103	—	(133,106)	(133,106)	—
Share repurchase costs	—	—	—	—	—	(106)	(106)	—
Cumulative effect adjustment from adoption of ASU 2016-09	—	—	—	—	—	6,677	6,677	—
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000	$—
Cumulative effect adjustment from adoption of ASC 606	—	—	—	—	—	(48,104)	(48,104)	—
Balance at January 1, 2018	54,081,601	4,664	481,337	912	(38,713)	694,696	1,142,896	—
Comprehensive Income:								—
Net income	—	—	—	—	—	322,656	322,656	—
Currency translation adjustment	—	—	—	—	(26,522)	—	(26,522)	—
Currency impact of long-term funding	—	—	—	—	(4,834)	—	(4,834)	—
Unrealized capital loss - investments	—	—	—	—	(155)	—	(155)	—
Actuarial gain on defined benefit pension plan	—	—	—	—	2,855	—	2,855	—
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)	—
Fair value of cash flow hedge	—	—	—	—	(1,036)	—	(1,036)	—
Total comprehensive income	—	—	—	—	—	—	292,041	—
Exercise of share options	408,699	29	16,777	—	—	—	16,806	—
Issue of restricted share units / performance share units	489,568	36	—	—	—	—	36	—
Share based compensation expense	—	—	31,544	—	—	—	31,544	—
Share issue costs	—	—	(16)	—	—	—	(16)	—
Repurchase of ordinary shares	(1,008,162)	(71)	—	71	—	(128,960)	(128,960)	—
Share repurchase costs	—	—	—	—	—	(66)	(66)	—
Balance at December 31, 2018	53,971,706	$4,658	$529,642	$983	$(69,328)	$888,326	$1,354,281	$—

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
Balance at December 31, 2018	53,971,706	$4,658	$529,642	$983	$(69,328)	$888,326	$1,354,281	$—
Comprehensive income:
Net income	—	—	—	—	—	373,986	373,986	1,870
Currency translation adjustment	—	—	—	—	(1,313)	—	(1,313)	—
Currency impact of long-term funding	—	—	—	—	(2,710)	—	(2,710)	—
Unrealized capital gain - investments	—	—	—	—	681	—	681	—
Actuarial loss on defined benefit pension plan	—	—	—	—	(2,226)	—	(2,226)	—
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)	—
Total comprehensive income	—	—	—	—	—	—	367,495	—
Exercise of share options	329,870	22	21,599	—	—	—	21,621	—
Issue of restricted share units / performance share units	355,730	24	—	—	—	—	24	—
Share based compensation expense	—	—	26,733	—	—	—	26,733	—
Share issue costs	—	—	(13)	—	—	—	(13)	—
Repurchase of ordinary shares	(1,035,100)	(69)	—	69	—	(146,931)	(146,931)	—
Share repurchase costs	—	—	—	—	—	(107)	(107)	—
Acquisition of redeemable noncontrolling interest	—	—	—	—	—	—	—	32,592
Noncontrolling interest adjustment to redemption amount	—	—	—	—	—	(5,048)	(5,048)	5,048
Balance at December 31, 2019	53,622,206	4,635	577,961	1,052	(75,819)	1,110,226	1,618,055	39,510

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Cash flows from operating activities:
Net income	$375,856	$322,656	$281,488
Adjustments to reconcile net income to net cash
provided by operating activities:
Loss on disposal of property, plant and equipment	346	70	228
Depreciation expense	45,603	50,565	43,436
Reduction in carrying value of operating right-of-use assets	30,372	—	—
Amortization of intangibles	15,947	15,351	17,861
Amortization of government grants	(44)	(47)	(44)
Interest on short term investments	(1,065)	(1,329)	(1,088)
Realized gain on sale of short term investments	(55)	(56)	(112)
Interest on operating lease liability	2,626	—	—
Loss/(gain) on re-measurement of financial assets	800	(800)	—
Amortization of gain on interest rate hedge	(923)	(923)	(923)
Amortization of financing costs	540	812	556
Stock compensation expense	26,819	31,594	30,573
Deferred tax (benefit)/expense	(1,537)	1,652	10,729
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(101,545)	(37,557)	57,747
Increase in unbilled revenue	(55,790)	(98,510)	(62,491)
Decrease in other receivables	2,513	3,107	1,771
(Increase)/decrease in prepayments and other current assets	(3,583)	(3,237)	4,359
(Increase)/decrease in other non-current assets	(2,912)	856	(1,524)
Increase/(decrease) in unearned revenue	86,567	(6,253)	(7,174)
Increase in other current liabilities	19,864	2,009	6,679
Decrease in operating lease liabilities	(33,437)	—	—
Increase/(decrease) in other non-current liabilities	1,405	(1,034)	(3,710)
Increase/(decrease) in income taxes payable	734	(5,220)	(2,293)
Increase/(decrease) in accounts payable	3,440	(5,067)	7,014
Net cash provided by operating activities	412,541	268,639	383,082
Cash flows from investing activities:
Purchase of property, plant and equipment	(50,645)	(48,397)	(44,717)
Purchase of subsidiary undertakings	(131,272)	(1,645)	(144,131)
Cash acquired with subsidiary undertaking	11,697	—	19,649
Sale of available for sale investments	21,686	99,865	33,086
Purchase of available for sale investments	(9,603)	(80,956)	(41,701)
Purchase of investments in equity - long term	(3,890)	(6,163)	—
Net cash used in investing activities	(162,027)	(37,296)	(177,814)
Cash flows from financing activities:
Financing costs	—	(823)	—
Proceeds from the exercise of equity compensation	21,645	16,842	13,950
Share issue costs	(13)	(16)	(15)
Repurchase of ordinary shares	(146,931)	(128,960)	(133,106)
Share repurchase costs	(107)	(66)	(106)
Net cash used in financing activities	(125,406)	(113,023)	(119,277)
Effect of exchange rate movements on cash	(650)	(5,328)	4,327
Net increase in cash and cash equivalents	124,458	112,992	90,318
Cash and cash equivalents at beginning of year	395,851	282,859	192,541
Cash and cash equivalents at end of year	$520,309	$395,851	$282,859

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full service" solution. At December 31, 2019 we had approximately 14,650 employees, in 97 locations in 40 countries. During the year ended December 31, 2019, we derived approximately 31.8%, 58.5% and 9.7% of our revenue in the United States, Europe and Rest of World, respectively.

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

ASC 606 - Revenue from Contracts with Customers (years ended December 31, 2019 and December 31, 2018)

ICON adopted ASC 606 'Revenue from Contracts with Customers' (ASC 606) standard using the cumulative effect transition method for the first time in the year ended December 31, 2018. Under this transition method, ICON applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) was recorded as an adjustment to the opening balance of equity at the date of initial application. The comparative information, for the year ended December 31, 2017 is not adjusted and therefore continues to be reported under ASC 605 ‘Revenue Recognition’ (ASC 605) and therefore in accordance with previous accounting policies.

The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

Clinical trial service revenue
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement on a percentage of completion basis. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of third party costs) at each reporting period as a percentage of total forecast project costs.

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

Consulting services revenue
On application of the ASC 606 principles at (1) - (5) set-out above, we have concluded that our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period.

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

Commissions
Incremental costs of obtaining a contract were also considered on adoption of ASC 606. Commission costs of $12 million were recognized as an asset on the Consolidated Balance Sheet on application of ASC 606 in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

ASC 605 - Revenue recognition (year ended December 31, 2017)
Revenue for services, as rendered, is recognized only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

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

Contract staffing revenue is recognized on a fee-for-service basis, over the time the related service is performed.

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

(d)   Third party costs (Reimbursable expenses)

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract to the investigators. Third party costs (reimbursable expenses) and the related revenue were separately presented on the face of the Consolidated Statement of Operations for periods up to and including the year ended December 31, 2017. See sections (c) and (e) for accounting policy in respect of the treatment of activity relating to reimbursable expenses on revenue (c) and costs (e) on adoption of ASC 606.

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

(f)   Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion costs were $8,088,451, $6,516,637 and $6,744,333 for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 respectively.

(g)   Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than the functional currency of the Company are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency of the Company are translated into the functional currency at exchange rates prevailing at the Balance Sheet date. Adjustments resulting from these translations are charged or credited to income. Amounts charged or credited to the Consolidated Statements of Operations for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were as follows:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Amounts charged/(credited)	$590	$(3,876)	$7,760

The financial statements of subsidiaries with other functional currencies are translated at period end rates for the Consolidated Balance Sheets and average rates for the Consolidated Statements of Operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income. Foreign currency transaction gains and losses are reported in other comprehensive income rather than through income where the foreign currency transaction is 'long-term investment' in nature i.e. settlement is not planned or anticipated in the foreseeable future.

(h)   Disclosure of fair value of financial instruments

Cash, cash equivalents, unbilled revenue, other receivables, available for sale investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments on account/unearned revenue, accrued liabilities, accrued bonuses and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on net present value of estimated future cash flows. Debt is measured at historical cost.

Financial instruments are measured in the Consolidated Balance Sheets at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

The Group's Senior notes (private placement debt) is carried at $350.0 million (prior to related financing costs). The carrying value at December 31, 2019, closely approximates fair value.

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

The Company allocates a share of net income to the noncontrolling interest holders based on percentage ownership.

ICON acquired a majority ownership interest in MeDiNova. Included in the purchase agreement are put and call option arrangements with the noncontrolling interest holders that require (put option) or enable (call option) ICON to purchase the remaining minority ownership at a future date. The option is accounted for as temporary equity, which is presented separately as redeemable noncontrolling interest on the Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'.

Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value.

(j)   Goodwill and Impairment

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The Company applied the provisions of ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' with effect from January 1, 2018. Under the amendment, the Company was required to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized for any amount by which the carrying amount exceeds the reporting unit's fair value up to the amount of existing goodwill. The amendment allows an entity to perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

(k)   Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

(l)   Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(m)   Investments in debt, equity and other

Available for sale investments

The Company classifies short-term investments as available for sale in accordance with the terms of ASC 320 'Investments - Debt and Equity Securities'. Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of the investments are represented by accrued interest and unrealized gains/losses.

Long term investments

The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2019 meet the definition of equity securities without readily determinable fair values. Effective from January 1, 2018, the Company concluded that the interests held at December 31, 2018 and December 31, 2019 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period. These are therefore measured at Level 3 of the fair value hierarchy.

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

Where the Company enters into an agreement to sell certain portfolios of its accounts receivable balances, the sale is accounted for in accordance with ASC Topic 860 'Transfers and Servicing' (ASC 860). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to ICON, are excluded from amounts reported in the Consolidated Balance Sheet. Cash proceeds received from such sales are included in operating cash flows. The associated finance costs are presented as interest expense.

(o)   Inventory

Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. The cost of inventories comprises the purchase price and attributable costs, less trade discounts. At December 31, 2019 the carrying value of inventory, included within prepayments and other current assets on the Consolidated Balance Sheet, was $3.2 million (2018: $2.3 million).

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

(q)   Leases

The Company adopted ASC 842 'Leases' (ASC 842), with a date of initial application of January 1, 2019. The lease accounting policy applied in preparation of the results for the year ended December 31, 2019 therefore reflect application of ASC 842. ICON adopted the standard using the cumulative-effect adjustment approach. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2019), without restatement of comparative period amounts. The cumulative effect of applying the new standard is recorded as an adjustment to the opening consolidated balance sheet as at the date of initial application (see note 24 - Impact of new accounting pronouncements for further details). The comparative information has not been adjusted and therefore continues to be reported under ASC 840 'Leases' (ASC 840).
The new standard requires lessees to recognize the rights and obligations resulting from virtually all leases on the Consolidated Balance Sheet as right-of-use (ROU) assets with corresponding lease liabilities.

The most significant impact of application of the new standard for ICON relates to the recognition of right-of-use assets and lease liabilities on the Consolidated Balance Sheet for operating leases for certain property, vehicles and equipment. Prior to application of ASC 842, costs in respect of operating leases were charged to the Consolidated Statements of Operations on a straight-line basis over the lease term.

Pursuant to certain practical expedients available as part of adopting ASC 842, ICON has not reassessed; whether existing or expired contracts are or contain leases, the classification of existing or expired leases, or whether unamortized initial direct costs meet the new definition of initial direct costs under ASC 842. Additionally, ICON has elected to use hindsight in determining the lease term and in assessing impairment of ROU assets, if any.

ICON determines if an arrangement is a lease at inception. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2019 and December 31, 2018, the Group did not account for any leases as finance leases.

Operating leases are included in operating right-of-use assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheet with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date or date of transition. Our lease terms may also include options to extend or terminate. ICON actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which are recognized as incurred on the Consolidated Statements of Operations.

ICON accounts for lease and non-lease components separately with lease components flowing through the Consolidated Balance Sheet and non-lease components expensed directly to the Consolidated Statements of Operations.

In some cases, ICON enters into sublease agreements and becomes both a lessee and a lessor for the same underlying asset. Although subleases are accounted for separately from the lease they relate to, subleases are accounted for in the same way as other leases.

The lease accounting policy applied in preparation of the results for the year ended December 31, 2018 reflected the application of ASC 840. Under this accounting policy, costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight line basis over the lease term. Assets acquired under capital finance leases are included in the Consolidated Balance Sheet at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the Consolidated Balance Sheet and the interest element of the capital lease rental is charged to interest expense.

(r)   Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of GILTI (“global intangible low-taxed income”) as a period item in the period it arises and has therefore not provided for deferred taxes in respect of this item.

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

The Company operates, through two subsidiaries, a defined benefit plan for certain of its United Kingdom and Swiss employees. The Company accounts for the costs of these plans in accordance with ASC 715-30 'Defined Benefit Plans – Pension'. These plans are presented in accordance with the requirements of ASC 715-60 'Defined Benefit Plans – Other Postretirement'.

(v)   Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value (see note 26 - Net income per ordinary share).

(w)   Share-based compensation

The Company accounts for its share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in accordance with the provisions of ASC 718 'Compensation – Stock Compensation'. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values. These equity-settled awards include employee share options, RSUs and PSUs.

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

(y)   Derivative financial instruments

We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposure to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2019 or December 31, 2018.

We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. During the years ended December 31, 2018 and December 31, 2019 we entered into forward currency contracts in respect of identified exposure arising from euro payments. All contracts expired during the year in which the contract was entered into.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecast transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criterion for designating a derivative as a hedge includes the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of Other Comprehensive Income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same Consolidated Statement of Operations line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations.

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

(aa)   Reclassifications
Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Investments

(a)     Available for sale investments

	December 31, 2019	December 31, 2018
	(in thousands)
Available for sale investments at start of year	$59,910	$77,589
Purchases	9,603	80,956
Sales and maturities	(21,686)	(99,865)
Interest on short term investments	1,065	1,329
Realized gain on sale of short term investments	55	56
Unrealized capital gain/(loss) – investments	681	(155)
Available for sale investments at end of year	$49,628	$59,910

The Company classifies its investment in short term investments as available for sale. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed and floating rate securities. Short term investments at December 31, 2019 have an average maturity of 0.65 years compared to 1.22 years at December 31, 2018. The investments are reported at fair value with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of investments are represented by accrued interest and unrealized gains/losses. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets.

The following table represents our available for sale short term investments by major security type as of December 31, 2019:

				Maturity by period
	Cost Total	Unrealized gains / (losses)	Fair Value Total	Less than 1 year	1 to 5 years
	(U.S.$ in millions)
US government debt securities	14.91	0.16	15.07	6.01	9.06
Corporate securities	32.57	0.08	32.65	29.64	3.01
Term deposits	1.91	—	1.91	0.68	1.23
Total (U.S.$ in millions)	$49.39	$0.24	$49.63	$36.33	$13.30

The contractual maturity of certain investments in the portfolio is greater than 12 months; however, classification as short-term investments reflects the Company practice and intention in respect of these investments. The Company recognizes the unrealized losses at fair value in equity as these unrealized losses on short term investments have been considered as temporary.

(b)    Investments in equity - long term

The Company entered into subscription agreements with a number of funds. Capital totaling $10.1 million had been advanced under the terms of the subscription agreements at December 31, 2019 (December 31, 2018: $6.2 million). The Company determined that the interests in the funds meet the definition of equity securities without readily determinable fair values. Effective from January 1, 2018, the Company concluded that the interests held at December 31, 2019 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. There was a decrease in fair value of $0.8 million (December 31, 2018: increase in fair value of $0.8 million) recognized in net income during the year bringing the carrying value of the subscriptions to $10.1 million at December 31, 2019 (December 31, 2018: $7.0 million). The Company had committed to future investments of $22.5 million in respect of these funds.

4. Goodwill

	December 31, 2019	December 31, 2018
	(in thousands)
Opening goodwill	$756,260	$769,058
Current year acquisitions	126,932	—
Prior period acquisition (note 4 (d))	—	1,048
Foreign exchange movement	(22)	(13,846)
Closing goodwill	$883,170	$756,260

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

The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment. The results of the Company's goodwill impairment testing assessed at September 30, 2019 during the year ended December 31, 2019 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

Acquisitions

(a) Symphony
On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering. The acquisition resulted in the recognition of goodwill of $23.1 million.

The acquisition of Symphony has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

September 24,
2019
(in thousands)
Cash & cash equivalents	$3,292
Property, plant and equipment	564
Operating right of use assets	820
Goodwill *	23,072
Customer relationships **	7,975
Order backlog **	2,140
Accounts receivable	3,579
Unbilled revenue	186
Prepayments and other current assets	181
Other receivables	6
Accounts payable	(799)
Unearned revenue	(1,446)
Other liabilities	(933)
Current lease liabilities	(289)
Non-current lease liabilities	(531)

Net assets acquired	$37,817

Cash outflows	$34,976
Contingent consideration payable	2,500
Working capital adjustment payable	341

Total consideration	$37,817

*Goodwill represents the acquisition of an established workforce and the capability to provide at-home trial services and site support solutions. The full amount of the goodwill recognized is expected to be deductible for income tax purposes.
**The Company has made an estimate of separate intangible assets acquired, being customer relationships and order book assets. The fair value of Symphony’s intangible assets has been measured provisionally, pending receipt of a final independent valuation. This assessment will be finalized within 12 months of the date of acquisition.

The contingent consideration is based on revenue targets set for the Company to the period ending March 31, 2020. The fair value of the contingent consideration on acquisition was $2.5 million based on an income approach. The payment of contingent consideration will be in the range of zero to a maximum of $2.5 million. Due to the short term nature of the contingent consideration, no discounting has been applied. There has been no movement in the value of the contingent consideration from the date of acquisition to the year ended December 31, 2019. As the fair value measure is based on significant inputs that are not observable in the market, the contingent consideration meets the definition of a level 3 financial instrument under ASC 820. The inputs that are not observable in the market are the expected revenue of the Company to the period ending March 31, 2020 and the probability of achievement of this revenue target by the Company. A positive or negative movement of these inputs by 10% would not result in a material change to the contingent consideration balance at December 31, 2019.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional amounts that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Since September 24, 2019, Symphony has earned revenue of $4.5 million and net income of $1.0 million in the year ended December 31, 2019. The proforma effect of the Symphony acquisition if completed on January 1, 2018 would have resulted in revenue, net income and earnings per share for the fiscal years ending December 31, 2019 and December 31, 2018 as follows:

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,818,280	$2,609,233
Net income	$376,636	$324,671
Basic earnings per share	$6.90	$6.00
Diluted earnings per share	$6.84	$5.93

b) MeDiNova
On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a 60% majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. ICON has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares to ICON during 2020. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. The acquisition resulted in the recognition of goodwill of $81.4 million.

The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date.

May 23,
2019
(in thousands)
Cash & cash equivalents	$7,719
Property, plant and equipment	670
Operating right of use assets	1,558
Goodwill *	81,430
Customer relationships **	3,887
Order backlog **	171
Patient database **	2,542
Accounts receivable	3,488
Unbilled revenue	4,272
Other receivables	819
Prepayments and other current assets	406
Accounts payable	(5,484)
Unearned revenue	(5,796)
Other liabilities	(6,622)
Current lease liabilities	(430)
Non-current lease liabilities	(1,128)
Non-current deferred tax liability	(1,226)

Net assets acquired	$86,276

Cash outflows	$54,123
Working capital adjustment receivable	(439)
Redeemable noncontrolling interest ***	32,592

Total consideration (including redeemable noncontrolling interest)	$86,276
*Goodwill represents the acquisition of an established workforce and access to a broad site network in Europe and Africa. None of the goodwill recognized is expected to be deductible for income tax purposes.
**The Company has made an estimate of separate intangible assets acquired, being customer relationships, order book assets and patient database. This assessment will be finalized within 12 months of the date of acquisition. The fair value of MeDiNova’s intangible assets has been measured provisionally, pending receipt of a final independent valuation.
***The fair value of the redeemable noncontrolling interest on May 23, 2019 was $32.6 million which was estimated by applying an income based approach. The valuation approach used was based on the future earnings of the Company times an appropriate earnings multiple. Redemption of the noncontrolling interest will be based on the Company's earnings to March 31, 2020.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional amounts that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Since May 23, 2019, MeDiNova has earned revenue of $6.5 million (after elimination of intercompany revenue from ICON) and net income of $4.7 million in the year ended December 31, 2019. The proforma effect of the MeDiNova acquisition if completed on January 1, 2018 would have resulted in revenue, net income and earnings per share for the fiscal years ending December 31, 2019 and December 31, 2018 as follows:

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,807,788	$2,599,091
Net income	$375,979	$323,759
Basic earnings per share	$6.89	$5.98
Diluted earnings per share	$6.83	$5.91

(c) MMD
On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The acquisition resulted in the recognition of goodwill of $22.4 million.
The acquisition of MMD has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January, 25
2019
(in thousands)
Cash & cash equivalent	$686
Property, plant and equipment	1,697
Operating right of use assets	2,866
Goodwill *	22,430
Customer relationships *	10,708
Order backlog *	2,787
Accounts receivable	3,100
Unbilled revenue	2,421
Other receivables	43
Prepayments and other current assets	908
Deferred tax asset	1,568
Accounts payable	(1,280)
Unearned revenue	(540)
Other liabilities	(1,232)
Current lease liabilities	(699)
Non-current lease liabilities	(2,167)
Non-current other liabilities	(1,123)

Net assets acquired	$42,173

Cash outflows	$42,349
Working capital adjustment	(176)

Total consideration	$42,173
 *Goodwill represents the acquisition of an established workforce with experience in molecular diagnostic specialty laboratory services and commercialization of precision medicines in oncology. None of the goodwill recognized is expected to be deductible for income tax purposes. In finalizing the goodwill on acquisition of MMD in the twelve month period from acquisition, fair value adjustments were made which resulted in increases in unbilled revenue ($2.1 million), deferred tax asset ($3.7 million), accounts payable ($0.6 million) and other liabilities ($0.1 million) and decreases in property, plant and equipment ($0.1 million) and unearned revenue ($0.9 million). Customer relationship and order backlog assets were also finalized.
Since January 25, 2019, MMD has earned revenue of $17.9 million and net income of $1.1 million in the year ended December 31, 2019. The proforma effect of the MMD acquisition if completed on January 1, 2018 would have resulted in revenue, net income and earnings per share for the fiscal years ending December 31, 2019 and December 31, 2018 as follows:

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,806,908	$2,612,346
Net income	$373,930	$321,698
Basic earnings per share	$6.85	$5.94
Diluted earnings per share	$6.79	$5.87

(d) Mapi Group

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Group. Mapi Group is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $145.8 million. The acquisition agreement provided for working capital targets to be achieved. The acquisition resulted in the recognition of goodwill of $130.3 million.

The acquisition of Mapi has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The table following summarizes the Company’s assessment of the fair values of the assets acquired and liabilities assumed:

July 27, 2017
(in thousands)
Cash	$19,649
Property, plant and equipment	4,872
Goodwill*	130,270
Order backlog	13,012
Customer relationships	18,392
Accounts receivable	15,874
Unbilled revenue	6,984
Prepayments and other current assets	2,587
Other receivables	1,430
Income taxes receivable	4,262
Accounts payable	(2,994)
Payments on account	(31,445)
Other liabilities	(24,952)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(11,104)

Net assets acquired	$145,776

Cash outflows	$144,131
Working capital adjustment	1,645

Total consideration	$145,776
*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices. Goodwill related to the business acquired is not tax deductible. In finalizing the goodwill on acquisition of Mapi in the twelve month period from acquisition, fair value adjustments were made which resulted in increases in other liabilities ($3.9 million), plant and equipment ($1.7 million) and accounts receivable ($1.7 million) and income taxes receivable ($1.5 million) and decreases in unbilled revenue ($4.8 million), prepayments and other current assets ($1.9 million) and other receivables ($1.0 million) and in payment on account ($2.6 million) and non-current deferred tax liability ($9.1 million). Customer relationship and order backlog assets were also finalized.

The proforma effect of the Mapi acquisition if completed on January 1, 2016 would have resulted in net revenue, net income and earnings per share for the fiscal years ending December 31, 2017 and December 31, 2016 as follows:

	Year Ended
	2017	2016
	(in thousands)
Net revenue	$1,811,018	$1,750,643
Net income	$284,903	$263,101
Basic earnings per share	$5.26	$4.76
Diluted earnings per share	$5.19	$4.66

5. Intangible Assets

	December 31, 2019	December 31, 2018
Cost	(in thousands)
Customer relationships	$132,192	$109,622
Technology asset	11,169	11,169
Order backlog	36,318	31,220
Trade names/ brands	2,766	2,766
Volunteer list	1,325	1,325
Non-compete arrangements	489	489
Patient database	2,542	—
Foreign exchange movement	(5,728)	(5,085)
Total cost	181,073	151,506
Accumulated amortization	(116,196)	(100,249)
Foreign exchange movement	3,017	2,798
Net book value	$67,894	$54,055

On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering. The value of certain customer relationships and order backlog identified of $8.0 million and $2.1 million respectively were recognized on acquisition and are being amortized over approximately 12 years and 2 years, the estimated period of benefit. In total, $0.5 million has been amortized in the period since the date of acquisition.
On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. ICON has the right to acquire the remaining shares in the company during 2020. The vendors also have a right to sell the remaining shares to ICON during 2020. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. The value of certain customer relationships, patient database and order backlog identified of $3.9 million, $2.5 million and $0.2 million respectively were recognized on acquisition and are being amortized over approximately 12 years, 7 years and 1 year, the estimated period of benefit. In total, $0.5 million has been amortized in the period since the date of acquisition.
On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The value of certain customer relationships and order backlog identified of $10.7 million and $2.8 million respectively were recognized on acquisition and are being amortized over approximately over 16 years and 2 years, the estimated period of benefit. In total, $1.9 million has been amortized in the period since the date of acquisition.
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Group. Mapi is a leading patient-centered health outcomes research and commercialization company. The acquisition of Mapi strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services. The value of certain customer relationships and order backlog identified of $18.4 million and $13.0 million respectively were recognized on acquisition and are being amortized over approximately over 8 years and 8.5 years, the estimated period of benefit. In total, $9.5 million has been amortized in the period since the date of acquisition.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc., acquired ICON Government & Public Health Solutions (''GPHS'') (formerly Clinical Research Management (ClinicalRM)), a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provides full service and functional research solutions to a broad range of US government agencies. The value of certain customer relationship, order backlog and brand assets identified of $4.0 million, $1.7 million and $1.4 million respectively are being amortized over approximately 7 years, 2 years and 5 years respectively, the estimated period of benefit. In total, $5.0 million has been amortized in the period since the date of acquisition.

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC, acquired PMG, an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. The value of certain customer relationship and order backlog assets identified of $6.9 million and $3.0 million respectively are being amortized over approximately 7 years and 2 years respectively, the estimated period of benefit. In total, $7.0 million has been amortized in the period since the date of acquisition. The order backlog was fully amortized at December 31, 2019.

On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $18.2 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2019.

On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit. In total, $25.2 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2019.

On February 28, 2012, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million are being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively were amortized over approximately 0.8 years and 3 years, the estimated period of benefit and were fully amortized at December 31, 2019. In total, $8.8 million has been amortized in the period since the date of acquisition.

On February 15, 2012, a subsidiary of the Company, ICON Clinical Research Limited, acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships identified of $1.8 million are being amortized over approximately 10 years, the estimated period of benefit. The value of certain order backlog and non-compete arrangements identified of $0.4 million and $0.1 million respectively were amortized over approximately 4 years and 5 years, the estimated period of benefit and were fully amortized at December 31, 2019. In total, $1.8 million has been amortized in the period since the date of acquisition.

On July 14, 2011, a subsidiary of the Company, ICON Clinical Research Limited, acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit. The value of the Firecrest trade name and order backlog identified of $1.4 million and $1.2 million respectively were amortized over approximately 4.5 years and 1.2 years, the estimated period of benefit and were fully amortized at December 31, 2019. In total, $16.5 million has been amortized in the period since the date of acquisition.

Future intangible asset amortization expense for the years ended December 31, 2020 to December 31, 2024 is as follows:

Year Ended December 31, 2019
(in thousands)
2020	$17,381
2021	13,711
2022	8,022
2023	6,176
2024	5,793
$51,083

6. Property, Plant and Equipment, net

	December 31, 2019	December 31, 2018
	(in thousands)
Cost
Land	$3,724	$3,476
Building	84,603	86,621
Computer equipment and software	434,445	399,192
Office furniture and fixtures	87,855	83,215
Laboratory equipment	40,495	36,092
Leasehold improvements	31,144	25,827
Motor vehicles	199	144
	682,465	634,567
Less accumulated depreciation and asset write offs	(517,378)	(475,898)
Property, plant and equipment (net)	$165,087	$158,669

7. Other Liabilities

	December 31, 2019	December 31, 2018
	(in thousands)
General trade and overhead liabilities*	$174,131	$118,845
Personnel related liabilities	157,146	171,866
Operating lease liability (note 22)	28,320	—
Facility related liabilities	11,138	14,012
Other liabilities	6,531	4,289
Restructuring and other items (note 14)	1,232	8,089
Short term government grants (note 11)	45	42
	$378,543	$317,143

*includes amounts due to third parties in respect of accrued reimbursable expenses of $142.6 million at December 31, 2019 and $85.6 million at December 31, 2018.

8. Non-Current Other Liabilities

	December 31, 2019	December 31, 2018
	(in thousands)
Other non-current liabilities	$11,459	$10,126
Defined benefit pension obligations, net (note 9)	6,053	3,320
	$17,512	$13,446

9. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 8% of the participant's annual compensation. Contributions to the plan are recorded as an expense in the selling, general and administrative line in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $26,483,000, $25,241,000 and $20,355,000 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches participant's contributions up to 3% and matches 50% of participant's contributions thereafter to a maximum Company contribution of 4.5% of the participant's annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 were $16,469,000, $15,532,000 and $14,946,000 respectively.

ICON Development Solutions Limited pension plan

One of the Company's subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2019, December 31, 2018 and December 31, 2017, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60 'Defined Benefit Plans – Other Postretirement'. The plan has been closed to new entrants with effect from July 1, 2003.

Funded status	December 31, 2019	December 31, 2018
	(in thousands)
Projected benefit obligation	$(37,036)	$(30,045)
Fair value of plan assets	32,016	27,297
Funded status	$(5,020)	$(2,748)
Non-current other liabilities (note 8)	$(5,020)	$(2,748)

Change in benefit obligation	December 31, 2019	December 31, 2018
	(in thousands)
Benefit obligation at beginning of year	$30,045	$37,759
Service cost	107	124
Interest cost	867	895
Plan participants' contributions	24	24
Expenses	—	—
Benefits paid	(177)	(3,049)
Actuarial loss/(gain)	4,756	(3,844)
Foreign currency exchange rate changes	1,414	(1,864)
Benefit obligation at end of year	$37,036	$30,045

Change in plan assets	December 31, 2019	December 31, 2018
	(in thousands)
Fair value of plan assets at beginning of year	$27,297	$32,423
Actual return/(loss) on plan assets	3,504	(584)
Employer contributions	148	153
Plan participants' contributions	24	24
Benefits paid	(177)	(3,049)
Foreign currency exchange rate changes	1,220	(1,670)
Fair value of plan assets at end of year	$32,016	$27,297

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit cost:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Service cost	$107	$124	$112
Interest cost	867	895	929
Expected return on plan assets	(574)	(624)	(586)
Amortization of net loss	67	248	250
Expenses	—	—	(8)
Net periodic benefit cost	$467	$643	$697

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2019, December 31, 2018 and December 31, 2017:

	December 31, 2019	December 31, 2018	December 31, 2017
Discount rate	2.9%	2.5%	2.7%
Rate of compensation increase	3.7%	3.7%	3.9%
Expected rate of return on plan assets	2.1%	2.0%	2.1%

Other comprehensive income	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Actuarial loss/(gain) - benefit obligation	$4,756	$(3,844)	$658
Actuarial (gain)/loss – plan assets	(2,930)	1,208	(393)
Actuarial loss recognized in net periodic benefit cost	(67)	(248)	(250)
Total	$1,759	$(2,884)	$15

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $0.2 million and $Nil respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Net actuarial loss	$6,013	$4,254	$7,138
Total	$6,013	$4,254	$7,138

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Discount rate	2.1%	2.9%
Rate of compensation increase	3.3%	3.7%

A single discount rate is used which, when used to discount the projected benefit cashflows underlying a pension scheme with a 26 year duration, gives the same result as a full AA corporate bond yield curve.

Plan Assets

The assets of the scheme are held on an investment platform with Mobius which invests in a number of investment funds with Legal & General, Stone Harbor, Investec and Barings. The overall investment strategy is that approximately 20% of investments are in world equities, corporate bonds, high yield bonds, multi-asset credit fund and senior secured loans, respectively. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2019 of 4.0% was calculated as the value of the fund after application of a market value reduction factor. The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds (including 50% high yield bonds)	3.4%
Equities	5.8%
Secured Loans and Multi Asset Credit	3.6%
Cash	2.1%

The long-term expected rate of return on cash is determined by reference to traditional corporate bond rates at the latest Balance Sheet date. The long-term expected returns on traditional corporate and government bonds are determined by reference to corporate bond yields and gilt yields respectively at the Balance Sheet date. The long-term expected returns on equities is based on the rate of return on government bonds with an allowance for out-performance. The long-term expected return on high yield bonds, secured loans and multi asset credit is based on the return on traditional corporate bonds with an allowance for out-performance.

The underlying asset split of the fund is shown below.

Asset Category	December 31, 2019	December 31, 2018
Corporate Bonds (including 50% high yield bonds)	40%	25%
Equities	21%	—%
Secured Loans and Multi Asset Credit	39%	—%
Gilts	—%	71%
Cash	—%	4%
	100%	100%

Applying the above expected long term rates of return to the asset distribution at December 31, 2019, gives rise to an expected overall rate of return of scheme assets of approximately 4.0% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1
	December 31, 2019	December 31, 2018
	(in thousands)
Cash	$17	$1,029
Fixed Income Securities
L&G Life GPBF All World Equity Index Fund	6,753	—
L&G Life DC Active Corporate Bond	6,412	—
Stone Harbor High Yield Bond Fund	6,292	—
Investec Global Total Return Credit Fund	3,166	—
Stone Harbor Multi Asset Credit Portfolio	3,151	—
Barings European Loan Fund Buy & Hold	6,225	—
Legal and General Active Corporate Bond – Over 10 Year	—	6,688
Legal and General Gilt Funds	—	7,136
Legal and General Index Linked Gilt Funds	—	12,444
	$32,016	$27,297

Cash Flows

The Company expects to contribute $0.2 million to the pension fund in the year ending December 31, 2020.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2020	$323
2021	398
2022	428
2023	419
2024	549
Years 2025 - 2029	$3,904

The expected cash flows are estimated figures based on the members expected to retire over the next 10 years assuming no early retirements, withdrawals or commutation of pension for cash. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of scheme assets. The cash flows above have been estimated on the assumption that pensions will be paid monthly out of scheme assets. If annuities are purchased, then the expected benefit payments will be significantly different from those shown above.
Aptiv Solutions pension plan

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The acquisition of Aptiv was accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2019 and December 31, 2018 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60 'Defined Benefit Plans – Other Postretirement'.

Funded status	December 31, 2019	December 31, 2018
	(in thousands)
Projected benefit obligation	$(7,047)	$(5,279)
Fair value of plan assets	6,014	4,707
Funded status	$(1,033)	$(572)
Non-current other liabilities (note 8)	$(1,033)	$(572)

Change in benefit obligation	December 31, 2019	December 31, 2018
	(in thousands)
Benefit obligation at beginning of year	$5,279	$5,927
Service cost	115	138
Interest cost	40	47
Plan participants' contributions	67	83
Settlement	—	(409)
Prior service cost	—	(8)
Transferred (benefits paid)/balances	(72)	(77)
Actuarial loss/(gain)	1,479	(372)
Foreign currency exchange rate changes	139	(50)
Benefit obligation at end of year	$7,047	$5,279

Change in plan assets	December 31,	December 31,
	2019	2018
	(in thousands)
Fair value of plan assets at beginning of year	$4,707	$5,202
Expected return on plan assets	35	41
Actual return/(loss) on plan assets	1,114	(240)
Scheme contributions	89	109
Plan participants' contributions	67	83
Transferred (benefits paid)/balances	(72)	(77)
Settlement	—	(409)
Foreign currency exchange rate changes	74	(2)
Fair value of plan assets at end of year	$6,014	$4,707

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Service cost	$115	$138	$243
Interest cost	40	47	54
Expected return on plan assets	(35)	(41)	(47)
Amortization of net gain	(93)	(69)	(43)
Amortization of prior service credit	(9)	(8)	(8)
Settlement	—	(93)	(214)
Net periodic benefit cost/(credit)	$18	$(26)	$(15)

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2019, December 31, 2018 and December 31, 2017:

	December 31, 2019	December 31, 2018	December 31, 2017
Discount rate	0.80%	0.80%	0.75%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	0.80%	0.80%	0.75%

Other comprehensive income	December 31, 2019	December 31, 2018	December 31, 2017
Actuarial loss/(gain) - benefit obligation	$1,479	$(372)	$(626)
Actuarial (gain)/loss – plan assets	(1,114)	240	296
Prior service credit recognized in net periodic benefit cost	—	93	215
Actuarial gain recognized in net periodic benefit cost	93	69	43
Amortization of net prior service credit	9	8	8
Net prior service cost occurring during the year	—	(9)	(1)
Total	$467	$29	$(65)

The estimated net gain and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $6,000 and $9,000 respectively.

Amounts recognized in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Net actuarial gain	$(787)	$(1,254)	$(1,283)
Total	$(787)	$(1,254)	$(1,283)

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Discount rate	0.30%	0.80%
Rate of compensation increase	2.00%	2.00%

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

Cash Flows

The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2020.

The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2020	$280
2021	276
2022	270
2023	265
2024	259
Years 2025 - 2029	$1,184

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
On February 14, 2017 both the 2008 Employee Plan and the 2008 Consultants Plan (together the "2008 Option Plans") were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

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
On January 17, 2003 the Company adopted the Share Option Plan 2003 (the "2003 Share Option Plan") pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.
Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2019, December 31, 2018 and December 31, 2017:

	Options Granted Under Plans	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2016	1,466,444	$43.45	$13.94
Granted	219,113	$85.98	$25.06
Exercised	(458,243)	$30.35	$10.72
Canceled	(55,921)	$54.35	$16.76
Outstanding at December 31, 2017	1,171,393	$56.02	$17.15
Granted	167,557	$118.90	$36.84
Exercised	(408,699)	$41.12	$13.55
Canceled	(9,505)	$32.35	$11.39
Outstanding at December 31, 2018	920,746	$74.32	$22.39
Granted	97,112	$140.13	$43.43
Exercised	(329,870)	$65.54	$19.78
Canceled/expired	(31,881)	$88.12	$26.77
Outstanding at December 31, 2019	656,107	$87.80	$26.60
Vested and exercisable at December 31, 2019	298,077	$68.72	$20.99

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2019, was 4.76 years and 3.64 years respectively (2018: 5.01 years and 3.83 years respectively). 186,479 options are expected to vest during the year ended December 31, 2020 (241,149 options were expected to vest during the year ended December 31, 2019).

The intrinsic value of options exercised during the year ended December 31, 2019 amounted to $26.2 million. The intrinsic value of options outstanding and options exercisable at December 31, 2019 amounted to $55.4 million and $30.9 million respectively. Intrinsic value is calculated based on the market value versus strike price of the Company's shares at the date of exercise.

Non-vested shares outstanding as at December 31, 2019 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested outstanding at December 31, 2018	522,823	$88.18	$26.41

Granted	97,112	140.13	43.43
Vested	(233,861)	84.91	25.68
Forfeited	(28,044)	97.36	29.24

Non-vested outstanding at December 31, 2019	358,030	$103.68	$31.28

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2019:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$22.30	35,405	0.32		35,405
$23.66	31	0.57		31
$26.71	450	0.69		450
$32.37	18,313	1.33		18,313
$36.22	645	1.46		645
$37.90	920	1.93		920
$40.83	22,740	2.39		22,740
$47.03	2,757	2.17		2,757
$48.67	10,128	2.21		10,128
$65.60	34,342	4.38		14,646
$66.47	3,445	3.39		2,096
$68.39	61,847	3.18		38,351
$71.95	100,123	4.17		68,595
$83.47	89,308	5.17		16,578
$90.03	52,082	5.38		23,594
$115.11	87,636	6.17		6,868
$125.74	41,270	6.38		35,960
$137.47	8,378	7.38		—
$140.38	86,287	7.17		—
				—
$22.30 - $140.38	656,107	4.76	$87.80	298,077	$68.72

Options outstanding include both vested and unvested options as at December 31, 2019. Options exercisable represent options which have vested at December 31, 2019. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Weighted average fair value	$43.43	$36.84	$25.06

Assumptions:
Expected volatility	30%	30%	29%
Dividend yield	—%	—%	—%
Risk-free interest rate	2.55%	2.76%	1.93%
Expected life	5.0 years	5.0 years	5.0 years

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
On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors in May 2019 vest over twelve months.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2019:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2018	251,053	$85.95	0.96	534,677	$89.50	1.22

Granted	60,182	$140.13		160,237	$138.33
Shares vested	(118,611)	$71.45		(238,960)	$69.19
Forfeited	(16,635)	$91.94		(66,054)	$107.03

Outstanding at December 31, 2019	175,989	$110.79	1.04	389,900	$119.07	1.43

The fair value of RSUs vested for the year ended December 31, 2019 totaled $16.5 million (2018: $18.8 million).

The fair value of PSUs vested for the year ended December 31, 2019 totaled $8.5 million (2018: $14.7 million).

The PSUs vest based on service and specified EPS targets over the period 2017 – 2019, 2018 – 2020 and 2019 – 2021. Depending on the actual amount of EPS from 2017 to 2021, up to an additional 75,615 PSUs may also be granted.

Non-cash stock compensation expense

Income from operations for the year ended December 31, 2019 is stated after charging $26.8 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Direct costs	$14,777	$17,408	$18,020
Selling, general and administrative	12,042	14,186	12,553
Total compensation costs	$26,819	$31,594	$30,573

Total non-cash stock compensation expense not yet recognized at December 31, 2019 amounted to $42.4 million. The weighted average period over which this is expected to be recognized is 2.18 years.

The income tax expense for the year ended December 31, 2019 reflects a net income tax benefit of $8.2 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2019 was $1.9 million. The income tax expense for the year ended December 31, 2018 reflects a net income tax benefit of $12.7 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2018 was $3.6 million. The income tax expense for the year ended December 31, 2017 reflects a net income tax benefit of $9.3 million in connection with stock compensation (excluding excess tax benefits) and the total tax benefit realized in connection with stock options exercised during 2017 was $3.2 million.

11. Government Grants

	December 31, 2019	December 31, 2018
	(in thousands)
Received	$3,539	$3,539
Less accumulated amortization	(2,836)	(2,792)
Foreign exchange translation adjustment	155	172
Total government grants	858	919
Less current portion	(45)	(42)
Non-current government grants	$813	$877

Capital grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote. Government grants amortized to the profit and loss account amounted to $44,000 for the year ended December 31, 2019 (December 31, 2018: $47,000). As at December 31, 2019 the Company had $3.1 million (December 31, 2018: $3.2 million) in restricted retained earnings, pursuant to the terms of grant agreements.

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

During the year ended December 31, 2019, 329,870 options were exercised by employees at an average exercise price of $65.54 per share for total proceeds of $21.6 million. During the year ended December 31, 2019, 237,119 ordinary shares were issued in respect of certain RSUs and 118,611 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2018, 408,699 options were exercised by employees at an average exercise price of $41.12 per share for total proceeds of $16.8 million. During the year ended December 31, 2018, 273,742 ordinary shares were issued in respect of certain RSUs and 215,826 ordinary shares were issued in respect of PSUs previously awarded by the Company.

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

On July 31, 2015 the Company commenced a buyback program of up to $400 million under which the Company could acquire its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws and the Company's constitutional documents through open market share acquisitions. A total of 5,316,062 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $400 million. The share buyback program was completed in December 31, 2015, with a total of 6,198,481 ordinary shares redeemed during the year ended December 31, 2015 for total consideration of $457.9 million (including the program for $400 million).

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorization was renewed at the Company's AGM on each of July 25, 2017, July 24, 2018 and July 23, 2019. On October 3, 2016, the Company commenced a share buyback program of up to $400 million. The share buyback program was completed during the year ended December 31, 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On January 8, 2019, the Company commenced a further share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed by the Company for a total consideration of $5.3 million.

All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

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

13. Income Taxes

The Company's United States and Irish based subsidiaries file income tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before income tax expense are as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$323,726	$243,988	$218,306
United States	21,073	27,499	28,426
Other	82,190	93,127	81,325
Income before income tax expense	$426,989	$364,614	$328,057

The components of income tax expense are as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Income tax expense:
Current tax expense:
Ireland	$35,955	$28,042	$20,084
United States	5,073	2,885	5,792
Other	11,642	9,379	9,964
Total current tax expense	52,670	40,306	35,840

Deferred tax (benefit)/expense:
Ireland	2,833	1,054	261
United States	(3,502)	875	8,980
Other	(868)	(277)	1,488
Total deferred tax (benefit)/expense	(1,537)	1,652	10,729

Income tax expense allocated to continuing operations	51,133	41,958	46,569

Impact on other comprehensive income of the income tax consequence of :
Currency impact on long term funding	25	119	973
Fair value of cash flow hedge	—	(148)	148

Total	$51,158	$41,929	$47,690

Ireland's statutory income tax rate is 12.5%. The Company's consolidated reported income tax expense differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2018:12.5%; 2017:12.5%)	$53,374	$45,577	$41,007
Foreign and other income taxed at higher rates	7,356	7,649	6,324
Research & development tax incentives	(893)	(1,243)	(830)
Movement in valuation allowance	(10)	5,667	1,329
Effects of change in tax rates	359	(147)	925
(Decrease)/increase in unrecognized tax benefits	(1,273)	(5,423)	933
Impact of stock compensation	(7,383)	(8,301)	(9,917)
Impact of deemed repatriation under US Tax Reform	—	—	7,694
Other	(397)	(1,821)	(896)
Provision for income taxes	$51,133	$41,958	$46,569

In 2017, income tax expense included non-recurring items related to US Tax Reform (H.R.1). The income tax expense recognized in respect of deemed repatriation of historic earnings of non-U.S. subsidiaries owned by our U.S. subsidiaries was $7.7 million. The income tax expense recognized in respect of the change in the US federal income tax rate from 35% to 21% was $0.5 million (included in “Effects of change in tax rates” above).

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2019	December 31, 2018
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,102	$981
Right-of-use-asset	11,838	—
Goodwill	27,590	25,149
Intangible assets	11,805	9,397
Other	6,284	5,703
Total deferred tax liabilities recognized	58,619	41,230

Deferred tax assets:
Operating loss and tax credits carryforwards	37,865	29,995
Property, plant and equipment	5,257	4,893
Lease Liabilities	11,754	—
Accrued expenses and payments on account	26,380	24,599
Stock compensation	5,009	6,490
Deferred compensation	2,744	2,197
Unearned revenue	3,933	5,681
Other	604	2
Total deferred tax assets	93,546	73,857
Valuation allowance for deferred tax assets	(27,721)	(27,263)
Deferred tax assets recognized	65,825	46,594
Overall net deferred tax asset	$7,206	$5,364

At December 31, 2019 the Company has recognized a deferred tax asset of $11.8 million and a deferred tax liability of $11.8 million in respect of operating lease arrangements under which future tax deductions are attributable to the lease liability.

At December 31, 2019 Ireland subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $6.5 million.

At December 31, 2019 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $22.2 million and $45.0 million, respectively. These NOLs are available for offset against future taxable income and the expiry dates are shown in the table below. Of the $22.2 million U.S. federal NOLs, approximately $7.0 million is available for offset against future U.S. federal taxable income in 2020. The subsidiary's ability to use the remaining U.S. federal and state NOL carryforwards is limited on an annual basis due to change of ownership in 2014, 2017, and 2019, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Of the U.S. federal NOLs, $20.2 million are limited by Section 382. Of the $20.2 million of losses, the amounts are available as follows: $10.0 million for the years 2020 - 2021, $9.8 million in 2022-2026, $0.4 million for the years 2027 – 2036. As at December 31, 2019, U.S subsidiaries also had disallowed interest carryforwards of $29.3 million that can be carried forward indefinitely. These carryforwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

At December 31, 2019 other than those in the U.S. and Ireland, we had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $40.1 million. In addition at December 31, 2019 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $5.1 million. At December 31, 2019 those subsidiaries also had additional operating loss carryforwards of $16.2 million which are due to expire between 2020 and 2026 and operating loss carryforwards of $19.1 million which are due to expire between 2027 and 2036.

The expected expiry dates of these US losses are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2022-2035	$18,866	$44,986
2037	1,921	—
Indefinite	1,363	49

	$22,150	$45,035

In addition, US subsidiaries have alternative minimum tax credit carryforwards of approximately $0.3 million that are available to reduce future U.S. federal regular income taxes through 2020. Any remaining alternative minimum tax credits will be fully refundable in 2021. We also have general business tax credit carryforwards of approximately $1.0 million that are available to offset future U.S. federal and state income taxes. The general business tax credits are non-refundable and are due to expire between the years 2026-2038.

The valuation allowance at December 31, 2019 was approximately $27.7 million. The valuation allowance for deferred tax assets as of December 31, 2018 and December 31, 2017 was $27.3 million and $22.4 million respectively. The net change in the total valuation allowance was an increase of $0.4 million during 2019 and an increase of $4.8 million during 2018. Of the total increase of $0.4 million in 2019, $Nil resulted in current year income tax benefit and $0.4 million was recognized in Other Comprehensive Income. Of the total increase of $4.8 million in 2018, $5.6 million resulted in a current year income tax expense, and $0.8 million was recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2019 and December 31, 2018 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods. During 2018, the Company recognized a valuation allowance of $6.2 million in respect of disallowed interest carryforwards generated during the year as management does not consider it more likely than not that the Company will have sufficient capacity with which to utilize these losses. During 2019, $3.4 million of this valuation allowance was released following a refinancing of the group's US subsidiaries.

The Company has recognized a deferred tax liability of $5.4 million (2018: $4.9 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Unrecognized tax benefits at start of year	$21,433	$23,720	$26,620
Increase related to prior year tax positions	—	2,084	—
Decrease related to prior year tax positions	—	(2,915)	(3,050)
Increase related to current year tax positions	1,588	3,065	4,765
Settlements	(347)	(182)	(2,523)
Lapse of statute of limitations	(2,518)	(4,339)	(2,092)
Unrecognized tax benefits at end of year	$20,156	$21,433	$23,720

The relevant statute of limitations for unrecognized tax benefits totaling $3.8 million could potentially expire during 2020.

Included in the balance of total unrecognized tax benefits at December 31, 2019 were potential benefits of $20.2 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2018 and December 31, 2017 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $21.4 million and $23.7 million respectively.

Interest and penalties recognized during the year ended December 31, 2019 amounted to $Nil (2018: net expense of $1.3 million, 2017: net expense of $0.9 million) and are included within the income tax expense. Total accrued interest and penalties as of December 31, 2019 and December 31, 2018 were $1.1 million and $1.1 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in both our major jurisdictions. In the United States, tax periods open to audit include the years ended December 31, 2016, December 31, 2017, December 31, 2018 and December 31, 2019. In Ireland, tax periods open to audit include the years ended December 31, 2015, December 31, 2016, December 31, 2017, December 31, 2018 and December 31, 2019. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

14. Restructuring charges

No restructuring charge was recognized during the year ended December 31, 2019.

	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Restructuring charges	$—	$12,490	$7,753
Net charge	$—	$12,490	$7,753

Prior Period Restructuring Charges

A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilizations, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million. No additional charge was recorded during the twelve months ended December 31, 2019.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$9,684	$2,806	$12,490
Utilized	(5,399)	(672)	$(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilized	(3,554)	(1,228)	(4,782)
Provision at December 31, 2019	$731	$906	$1,637

A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization. No additional charge was recorded during the twelve months ended December 31, 2019.

Workforce reductions
(in thousands)
Restructuring charges	$7,753
Utilized	(4,656)
Provision at December 31, 2017	$3,097
Utilized	(1,015)
Provision at December 31, 2018	$2,082
Utilized	(2,082)
Provision at December 31, 2019	$—
At December 31, 2019 $1.2 million is included within other liabilities and $0.4 million within non-current other liabilities.

15. Commitments and Contingencies

Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next twelve years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance.

The Company transitioned to ASC 842 'Leases' (ASC 842) with effect from January 1, 2019 under the cumulative effect adjustment approach (see note 28 - Impact of changes in accounting policies). Under this transition method, ASC 842 is applied from January 1, 2019 without restatement of comparative period amounts. Results for the year ended December 31, 2018 and December 31, 2017 are therefore presented under the previous leasing accounting principles, ASC 840 'Leases' (ASC 840).

Pursuant to ASC 840, the Company recognized $40.3 million and $44.0 million in rental expense, including rates, for the years ended December 31, 2018 and December 31, 2017 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year as of December 31, 2018 were as follows:

Minimum rental payments
(in thousands)
2019	32,634
2020	26,839
2021	21,306
2022	15,781
2023	10,829
Thereafter	19,194
Total	126,583

See note 22 - Operating leases for rental expense and future minimum rental commitments pursuant to ASC 842 for the year ended and as of December 31, 2019.

16. Disaggregation of Revenue
Revenue disaggregated by customer profile is as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Top client	$350,287	$352,335	$503,875
Clients 2-5	704,963	671,723	505,818
Clients 6-10	347,832	385,741	348,841
Clients 11-25	529,713	461,351	421,759
Other	873,044	724,627	622,028
Total	$2,805,839	$2,595,777	$2,402,321

Revenue for the years ended December 31, 2019 and December 31, 2018 reflect revenue under ASC 606. Revenue for the year ended December 31, 2017 reflects gross revenue (including reimbursable costs) under ASC 605.

Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

17. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivable and unbilled revenue are as follows:

	December 31, 2019	December 31, 2018
	(in thousands)
Billed services (accounts receivable)	$535,088	$423,680
Unbilled services (unbilled revenue)	422,769	362,926
Accounts receivable and unbilled revenue	957,857	786,606
Allowance for doubtful accounts (note 18)	(7,380)	(8,889)
Accounts receivable and unbilled revenue, net	$950,477	$777,717

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	December 31, 2019	December 31, 2018	$ Change	% Change

Unbilled services (unbilled revenue)	$422,769	$362,926	$59,843	16.5%
Unearned revenue (payments on account)	(366,988)	(274,468)	(92,520)	33.7%
Net balance	$55,781	$88,458	$(32,677)	36.9%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled revenue and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right of set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Consolidated Balance Sheet.

The most significant impact of application of ASC 606 was the measurement of a clinical trial service as a single performance obligation recognized over time. We concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Reimbursable expenses are included within direct costs on adoption of ASC 606 and are recorded based on activity undertaken by the third party. Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2019 and December 31, 2018 were $142.6 million and $85.6 million (see note 7 - Other liabilities).

Unbilled services as at December 31, 2019 increased by $59.8 million as compared to December 31, 2018. Unearned revenue increased by $92.5 million over the same period resulting in a decrease of $32.7 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2018 and December 31, 2019. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contract when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

The bad debt expense recognized on the Group's receivables and unbilled services was $0.4 million for the twelve months ended December 31, 2019.

As of December 31, 2019 approximately $5.3 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 48% of the unrealized performance obligation over the next twelve months, with the remainder recognized thereafter over the duration of the customer contracts.

18. Provision for Doubtful Debts
The Company does business with most major international pharmaceutical companies. Provision for doubtful debts at December 31, 2019 and December 31, 2018 comprises:

	December 31, 2019	December 31, 2018
	(in thousands)
Opening provision	$8,889	$8,930
Amounts used during the year	—	(995)
Amounts provided during the year	1,691	3,083
Amounts released during the year	(3,226)	(2,355)
Foreign exchange	26	226
Closing provision	$7,380	$8,889

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

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

Given ICON Clinical Research Limited's ("ICON Ireland") role in the development and management of the Group, it's ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the Group, plus the responsibility for maintaining the Group's global network, ICON Ireland acts as the group entrepreneur and enters into the majority of the Company's customer contracts. As such, ICON Ireland remunerates most of the other operating entities ("cost plus service providers") in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories.

The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities in the various geographical areas that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

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

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, Bulgaria, France, Germany, Italy, Spain, Poland, Portugal, Czech Republic, Hungary, Israel, Latvia, Romania, Russia, Serbia, Sweden, The Netherlands, Turkey, Ukraine, Canada, Mexico, Argentina, Brazil, Chile, Colombia, Peru, India, China (including Hong Kong), Japan, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand, and South Africa.

There have been no changes to the basis of segmentation or the measurement basis for the segment results since the prior year.

Reportable segment information at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
			Restated*
	(in thousands)
Ireland	$1,252,834	$1,066,200	$944,130
Rest of Europe	388,916	379,883	355,552
U.S.	892,497	894,978	881,829
Other	271,592	254,716	220,810
Total	$2,805,839	$2,595,777	$2,402,321
* 2017 restated to reflect gross revenue.

b) The distribution of income from operations, including restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$314,287	$257,089	$232,032
Rest of Europe	37,997	36,280	26,493
U.S.	60,272	58,561	58,322
Other	20,850	21,427	21,491
Total	$433,406	$373,357	$338,338

c) The distribution of income from operations, excluding restructuring and other items, by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$314,287	$269,196	$240,115
Rest of Europe	37,997	36,904	26,351
U.S.	60,272	58,340	58,164
Other	20,850	21,407	21,461
Total	$433,406	$385,847	$346,091

d) The distribution of long-lived assets (including right-of-use assets (year ended December 31, 2019 only)), net, by geographical area was as follows:

	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$110,522	$106,206
Rest of Europe	41,970	9,807
U.S.	72,578	25,535
Other	44,994	17,121
Total	$270,064	$158,669

e) The distribution of depreciation, amortization and reduction in carrying value of the right-of-use assets (year ended December 31, 2019 only) by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$30,635	$34,721	$26,277
Rest of Europe	14,370	5,331	6,857
U.S.	33,922	21,605	24,246
Other	12,995	4,259	3,917
Total	$91,922	$65,916	$61,297

f) The distribution of total assets by geographical area was as follows:

	Year Ended
	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$1,323,181	$1,073,411
Rest of Europe	660,797	514,010
U.S.	755,271	646,512
Other	168,263	120,322
Total	$2,907,512	$2,354,255

g) The distribution of capital expenditures (including right-of-use assets (year ended December 31, 2019 only)) by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$32,526	$30,942	$24,468
Rest of Europe	13,971	2,590	2,819
U.S.	18,638	9,311	11,027
Other	15,010	5,554	6,403
Total	$80,145	$48,397	$44,717

h) The following table sets forth the clients which represented 10% or more of the Company's revenue in each of the periods set out below.

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Client A	12%	14%	21%
Client B	10%	—%	—%

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$3,674	$2,620	$1,084
Rest of Europe	2,242	1,750	1,222
U.S.	111	17	16
Other	832	372	24
Total	$6,859	$4,759	$2,346

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Ireland	$38,788	$29,096	$20,345
Rest of Europe	4,234	(434)	1,921
U.S.	1,571	3,761	14,772
Other	6,540	9,535	9,531
Total	$51,133	$41,958	$46,569

20. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Cash paid for interest	$13,059	$13,060	$13,094
Cash paid for income taxes (net of refunds)	$29,836	$18,558	$12,305

21. Accumulated Other Comprehensive Income

	Year ended
	December 31, 2019	December 31, 2018
	(in thousands)
Currency translation adjustments	$(64,023)	$(62,710)
Currency impact on long term funding	(7,726)	(5,016)
Actuarial loss on defined benefit pension plan (note 9)	(5,226)	(3,000)
Unrealized capital gain – investments (note 3)	231	(450)
Realized gain on interest rate hedge	4,658	4,658
Amortization of interest rate hedge	(3,733)	(2,810)
Total	$(75,819)	$(69,328)

22. Operating leases
Lease costs recorded under operating leases for the year ended December 31, 2019 were as follows:

Year ended
December 31, 2019

Operating lease costs	$34,759
Income from sub-leases	(1,761)
Net operating lease costs	$32,998

Of the total cost of $33.0 million incurred in the year ended December 31, 2019, $30.5 million is recorded within selling, general and administration costs and $2.5 million is recorded within direct costs.
During the year ended December 31, 2019, the Group did not incur any costs related to variable lease payments.
The adoption of ASC 842 resulted in the recognition of operating right-of-use assets and lease liabilities of $106.5 million at January 1, 2019. Additional right-of-use assets obtained in exchange for lease obligations during the year ended December 31, 2019 totaled $29.5 million. The weighted average remaining lease term and weighted-average discount rate at December 31, 2019 were 5.19 years and 2.91%, respectively.

Future minimum lease payments under non-cancelable leases as of December 31, 2019 were as follows:

Minimum rental
payments
(in thousands)
2020	$28,320
2021	25,315
2022	19,433
2023	14,053
2024	8,839
Thereafter	17,264
Total future minimum lease payments	113,224
Lease imputed interest	(8,311)
Total	$104,913

Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $28.3 million have been included in other liabilities as at December 31, 2019.
23. Debt – Senior Notes

In December 2015 the Company issued $350 million in the private placement market which is due for repayment in 2020. The interest rate in respect of these Senior Notes is fixed at 3.64% for the five year term. The interest cost is recognized in interest expense in the period since drawdown in December 2015.

In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge, were received on maturity in November 2015 and are recorded within Other Comprehensive Income. The realized gain is being amortized to the Consolidated Statements of Operations over the term of the Senior Notes (net against interest payable).

The Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio, a minimum EBIT to consolidated net interest charge ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. The Company was in compliance with these covenants at December 31, 2019.

The Senior Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

We regularly evaluate our financing arrangements and related market conditions. We are evaluating the opportunity to extend or modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates. Cash and short-term investments were $569.9 million at December 31, 2019.

24. Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year ended December 31, 2019
Leases
The Company adopted ASC 842 'Leases' (ASC 842) with a date of initial application of January 1, 2019. The lease accounting policy applied in preparation of the results for the twelve months ended December 31, 2019 therefore reflect application of ASC 842. ICON adopted the standard using the cumulative-effect adjustment approach. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2019), without restatement of comparative period amounts. The cumulative effect of applying the new standard is recorded as an adjustment to the opening Consolidated Balance Sheet as at the date of initial application (see note 28 - Impact of change in accounting policies). The comparative information has not been adjusted and therefore the results for the years ended December 31, 2018 and December 31, 2017 continue to be reported under ASC 840 'Leases' (ASC 840).
The new standard requires lessees to recognize the rights and obligations resulting from virtually all leases on the balance sheet as right-of-use (ROU) assets with corresponding lease liabilities.

The most significant impact of application of the new standard for ICON relates to the recognition of ROU assets and lease liabilities on the Consolidated Balance Sheets for operating leases for certain property, vehicles and equipment. Prior to application of ASC 842, costs in respect of operating leases were charged to the Consolidated Statements of Operations on a straight-line basis over the lease term. A lease liability and ROU asset have been recorded on the Consolidated Balance Sheet as at January 1, 2019 of $106.5 million (see note 28 - Impact of change in accounting policies). The net operating cost of leases recorded in the year ended December 31, 2019 is $33.0 million (see note 22 - Operating leases).
Pursuant to certain practical expedients available as part of adopting ASC 842, ICON has not reassessed; whether existing or expired contracts are or contain leases, the classification of existing or expired leases, or whether unamortized initial direct costs meet the new definition of initial direct costs under ASC 842. Additionally, ICON has elected to use hindsight in determining the lease term and in assessing impairment of ROU assets, if any.
ICON determines if an arrangement is a lease at inception. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2019 and December 31, 2018, the Group did not account for any leases as finance leases.
Operating leases are included in operating ROU assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheets with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date or date of transition. Our lease terms may also include options to extend or terminate. ICON actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of ICON's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.
Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which are recognized as incurred in the Consolidated Statements of Operations.
ICON accounts for lease and non-lease components separately with lease components flowing through the Consolidated Balance Sheets and non-lease components expensed directly to the Consolidated Statements of Operations.
Other
We have reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effective dates during the periods reported. The following relevant ASUs have also been adopted in 2019:
In August 2017, the FASB issued ASU 2017-12 'Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (Topic 815)'. The updated guidance expands an entity’s ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. Entities will apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements apply prospectively. This ASU was effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In July 2017, the FASB issued ASU 2017-11 'Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception' under which down round features will not cause certain equity-linked financial instruments to be accounted for as derivatives. A company that presents EPS information will reflect the effect of a down round feature of free-standing equity-linked financial instruments in EPS only if it is triggered. The ASU was effective for public business entities, for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not impact on the financial statements.

In January 2017, the FASB issued ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The ASU is effective for public businesses, that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company early adopted this ASU from 1 January 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In July 2018, the FASB issued ASU 2018-09 'Codification Improvements'. This amendment makes changes to a variety of topics to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The transition and effective date guidance is based on the facts and circumstances of each amendment. Some of the amendments do not require transition guidance and will be effective upon issuance of ASU 2018-09. The amendments effective upon issuance did not have a material impact on the Company's consolidated financial statements. A majority of the amendments do have transition guidance with effective dates for annual periods beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07, which expands the scope of ASC 718 'Compensation—Stock Compensation' (ASC 718) to include share based payment transactions for acquiring goods and services from nonemployees and more closely aligns the accounting for employee and nonemployee share-based payments. This ASU was effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not impact on the financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. This ASU was effective for all entities for annual and interim periods in fiscal years beginning after December 15, 2018. The adoption of this ASU did not have a significant impact on the financial statements.

In February 2018, the FASB issued ASU 2018-03, which provided technical corrections and improvements to ASU No. 2016-01 'Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities'. The amendments clarify certain aspects of the guidance issued in update 2016-01. The ASU was effective for public business entities for fiscal years beginning after December 15, 2017. The adoption of this ASU did not have a significant impact on the financial statements.

Impact of new accounting pronouncements which will be adopted during fiscal year ended December 31, 2020
In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (Topic 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the current incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance is to be applied on a modified retrospective approach and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 for public business entities that are SEC filers. The adoption of Topic 326 is not expected to have a significant impact on the financial statements.
In August 2018, the FASB issued ASU No. 2018-15 'Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350)'. The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for public businesses, that are SEC filers for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years and is to be applied either retrospectively or prospectively to all implementation costs incurred after the adoption date. The adoption of ASU 2018-15 is not expected to have a significant impact on the financial statements.
In August 2018, the FASB issued ASU 2018-13 'Fair Value Measurement - Disclosure Framework (Topic 820)'. The updated guidance requires entities to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Amendments in this guidance also require disclosure of transfers into and out of Level 3 of the fair value hierarchy, purchases and issues of Level 3 assets and liabilities, and clarify that the measurement uncertainty disclosure is about the uncertainty in measurement as of the reporting date. The guidance removes requirements to disclose the amounts and reasons for transfers between Level 1 and Level 2, policy for timing between of transfers between levels, and the valuation processes for Level 3 fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The adoption of ASU 2018-13 is not expected to have a significant impact on the financial statements.

In November 2019, the FASB issued ASU 2019-08 'Codification Improvements—Share-Based Consideration Payable to a Customer'. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in ASC 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with ASC 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in ASC 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The amendments in this update are effective for public business entities in fiscal years beginning after December 15, 2019. The adoption of ASU 2019-08 is not expected to have a significant impact on the financial statements.
Impact of other new accounting pronouncements
In August 2018, the FASB issued ASU 2018-14 'Compensation - Retirement Benefits - Defined Benefit Plans (Topic 715)'. The updated guidance requires additional disclosures of weighted-average interest crediting rates for cash balance plans and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation. Amendments in the guidance also clarify the requirement to disclose the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets. The same disclosure is needed for the accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. The guidance removes certain previous disclosure requirements no longer considered cost beneficial. The amendments are effective for fiscal years ending after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of adopting the updated provisions.
In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company is currently assessing the impact of adopting the updated provisions.
No other new accounting pronouncement issued or effective has had, or is expected to have, a material impact on the Company’s consolidated financial statements.
25. Related Parties

Subsidiaries of the Company earned revenue of $95,000 (December 31, 2018: $633,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. $36,000 was recorded as due from DS Biopharma Limited at December 31, 2019 (December 31, 2018: $338,000). Dr Ronan Lambe resigned as a Director of ICON plc on July 24, 2018. The contract terms were agreed on an arm’s length basis.

During the year ended December 31, 2017, personal expenses totaling $178,000 were settled by the Company on behalf of Mr. Ciaran Murray. Payment was received in advance from Mr. Murray in respect of these expenses. The Company transferred ownership of an asset at fair value ($77,000) to Mr. Ciaran Murray effective November 1, 2017. Payment was received in full in January 2018.

On July 22, 2016, Mr. Thomas Lynch retired as a Director of the Company, having previously resigned as Chairman of the Company in March 2016. The terms of the consultancy agreement expired on July 31, 2019. A charge of $151,360 was recorded during 2019 in respect of consultancy services provided by a company controlled by Mr. Lynch (December 31, 2018: $274,519). There were no amounts due to Mr. Lynch at December 31, 2019 (December 31, 2018: $64,000).

26. Net income per ordinary share
Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
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
Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	53,859,537	54,118,764	54,129,439
Effect of dilutive share options outstanding	473,924	671,899	719,607
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,333,461	54,790,663	54,849,046

The reconciliation between net income attributable to the Group per the Statement of Operating Income and the net income used to calculate net income per ordinary share attributable to the Group is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in thousands)
Net income attributable to the Group	$373,986	322,656	$281,488
Noncontrolling interest adjustment to redemption amount	(5,048)	—	—
Net income attributable to the Group (including NCI redemption adjustment)	368,938	322,656	281,488

	December 31, 2019	December 31, 2018	December 31, 2017
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$6.85	$5.96	$5.20
Diluted	$6.79	$5.89	$5.13

27. Subsequent Events

On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of MedPass International ("MedPass"). The initial consideration on acquisition is $39.2 million. The opening balance sheet remains under preparation and our initial estimate of the net assets of MedPass is approximately $9.2 million. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research Services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices.

On January 14, 2020, the Company announced the intention to buyback up to 1.0 million shares during 2020 depending on cash commitments. All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

The Company has evaluated subsequent events from the Balance Sheet date through February 27, 2020, the date at which the consolidated financial statements were available to be issued. The Company has determined that there are no items, other than the item described above, to disclose.

28.      Impact of change in accounting policies
Leases
The new leasing standard (ASU No. 2016-02 'Leases') was issued in February 2016. ASC 842 'Leases' (ASC 842) supersedes the requirements in ASC 840 'Leases' (ASC 840) and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their Balance Sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes. In July 2018, the FASB issued ASU No. 2018-11 'Leases (Topic 842): Targeted Improvements', which provides the option to adopt the standard retrospectively for each prior period presented, as initially set out in ASU No. 2016-02, or as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings.
ASC 842 became effective for ICON plc with effect from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results for the years ended December 31, 2018 and December 31, 2017 are therefore presented under the previous leasing accounting principles, ASC 840. Operating lease liabilities and right-of-use assets have been recorded on the Consolidated Balance Sheets as at January 1, 2019 of $106.5 million.
There is no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.
Revenue
In the previous financial year, the Company adopted ASC 606 'Revenue from Contracts with Customers' (ASC 606) on January 1, 2018. The new revenue recognition policies were applied in the preparation and presentation of the results for the twelve months ended December 31, 2018 and the twelve months ended December 31, 2019. As ICON adopted the standard using the cumulative effect transition method, there was no restatement of comparative amounts. Therefore, the results for the year ended December 31, 2017 and previously reflect the provisions of ASC 605 'Revenue Recognition'.

The most significant impact of application of the new standard was the measurement of a clinical trial service as a single performance obligation recognized over time. We concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Revenue is our primary measure of performance on adoption of ASC 606. In common with others in the sector, our results previously separately identified that revenue stream which related to services provided by third parties. Those services were previously separately identified as reimbursable expenses and presented separately in our Consolidated Statements of Operations. Reimbursable expenses are included within direct costs on adoption of ASC 606. Throughout the document revenue as reported on adoption of ASC 606 is referred to as revenue. Revenue as reported for the years ended December 31, 2017 and previously are gross revenues (inclusive of revenue from reimbursable expenses) or net revenues (exclusive of revenue from reimbursable expenses). This treatment is consistent with the adoption of ASC 606 from January 1, 2018 without restatement of comparatives.

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

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer

Date February 27, 2020

INDEX TO EXHIBITS

Exhibit Number	Title

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm

101.1*	Interactive Data Files (XBRL – Related Documents)

*   Filed herewith