Form 20-F
period 2020-12-31
ICON PLC
filed 2021-02-24
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
______________________________________________________________________
FORM 20-F
(Mark One)
☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended:December 31, 2020
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
Brendan.Brennan@iconplc.com
+353-1-291-2000
_____________________________________
(Name, telephone number, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of exchange on which registered
ORDINARY SHARES, PAR VALUE €0.06 EACH	ICLR	NASDAQ Global Select Market
Securities registered or to be registered pursuant to section 12(g) of the Act:
Title of each class
NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,788,093 Ordinary Shares.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to “euro” or “€” are to the European single currency adopted by nineteen members of the European Union, references to "pounds sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom. ICON publishes its consolidated financial statements in U.S. dollars.

On February 24, 2021, ICON announced it has entered into a definitive agreement to acquire PRA Health Sciences, Inc (‘PRAH’) in a cash and stock transaction, with the merger consideration per share being $80 in cash and 0.4125 of an ICON share. The transaction brings together two high-quality, innovative and growing organizations with similar cultures and a shared focus on high quality and efficient clinical trial execution from Phase I to post-approval studies. See Item 10C of this Form 20-F.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, our expectations concerning the impact of the novel coronavirus identified as 'COVID-19' on our operational results, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 7 through 21. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

In addition, we face certain risks and uncertainties with respect to our potential transaction with PRA Health Sciences, Inc. (“PRA”), including the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON or its directors; the effects of disruption to ICON’s business; restrictions during the pendency of the potential transaction that may impact ICON’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s stock price; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the

SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in this Form 20-F. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Part I

Item 1.   Identity of Directors, Senior Management and Advisors.

    Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

    Not applicable.

Item 3.  Key Information.

A.Selected Historical Consolidated Financial Data for ICON plc

    The following selected financial data set forth below are derived from the Company’s consolidated financial statements and should be read in conjunction with, and are qualified by reference to, Item 5 “Operating and Financial Review and Prospects” and the Company’s consolidated financial statements and related notes thereto included elsewhere in this Form 20-F.

    The financial statements and financial information in the sections following are prepared in accordance with the accounting policies (see note 2 - Significant accounting policies in the consolidated financial statements). The significant changes in accounting policies adopted during the years ended December 31, 2020 and December 31, 2019 are set-out in note 28 - Impact of change in accounting policies.

During the year, as a result of the global spread of COVID-19, the Company has experienced a net negative impact on its operations. At this point in time, there continues to be significant uncertainty relating to the long-term effects of COVID-19 on our business. We have experienced restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel as a result of the outbreak.

However, ICON has mobilized its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company has seen some offsetting positive business impact from COVID-19 and is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

During the year ended December 31, 2020, ICON provided clinical trial services to the Pfizer and BioNTech SE investigational COVID-19 vaccine program. ICON worked with Pfizer and 153 sites in the US, Europe and Latin America to ensure over 44,000 patients were recruited within four months for phase 3 of the trial, during the global pandemic, in one of the largest and most expeditious clinical trials ever performed. Trial capabilities were key to enabling agility and speed in the global study, which included a high level of remote clinical monitoring and source data verification in addition to on-site monitoring, safeguarding data quality and integrity in the evolving pandemic environment.

Revenue for the year ended December 31, 2020 decreased by $8.6 million, or 0.3%, to $2,797.3 million, compared to $2,805.8 million for the year ended December 31, 2019. Revenue decreased by 0.5% in constant currency. The decrease in revenues in the year ended December 31, 2020 reflected the impact the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel. This impact was most significant in late quarter one and quarter two, when the impact on sites was most pronounced. Certain cost saving measures were introduced in response to COVID-19 during this period. While the impact of COVID-19 and the resulting restrictions on travel and related operational activity continues, the Company has been involved in clinical monitoring and safety oversight on significant COVID-19 trials during the third and fourth quarters of 2020, which have offset in part the negative impact on activity experienced during the year. The Company has operated a task force during 2020 to lead our operational response to COVID-19. A key priority of the efforts of the task force has been to ensure the safety and well being of our people, supporting them in working from home and ensuring our people working at sites, and in labs are supported.

Global Site Network - Accellacare

On September 3, 2020, ICON announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The site network includes previously acquired PMG Research in the US and MeDiNova Research ("MeDiNova") in EMEA.

Accellacare’s patient centric approach focuses on enhancing the patient experience either on site, or at home as part of integrated operations with CRN Holdings, LLC (trading as Symphony Clinical Research ("Symphony")), the leading global provider of at-home care and nursing for clinical trials owned by ICON. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for our customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame.

Oncology site network - Oncacare Limited

On July 24, 2020 a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third party. Oncacare operates as a specialized oncology site network in the US and EMEA regions. The new site network is focused on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA, to accelerate the recruitment and retention of patients into oncology trials. The oncology site network operates as a joint venture between the Company and a third party company which has extensive experience in developing and running a site network.

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in Share of equity method investments in the Consolidated Statement of Operations. See additional details in note 2 - Significant accounting policies.

The third party in the joint venture has the right to sell the 51% majority voting share capital exclusively to the Company in an eighteen month period, commencing January 1, 2023 and the Company also has the right to acquire the 51% majority voting share capital from August 1, 2025 (see note 3 - Investments in the consolidated financial statements).

Debt refinancing

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes, '2015 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement. The 2015 Senior Notes matured on December 15, 2020 and this debt was repaid in full. On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc and ICON Global Treasury Unlimited Company, a subsidiary of the Company. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million which will mature on December 8, 2023 and Series B Notes of $75.0 million which will mature on December 8, 2025. Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes, respectively. The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge was effective in accordance with Financial Accounting Standards Board (“FASB”) ASC 815 'Derivatives and Hedging'. The interest rate hedge matured on July 9, 2020 when the interest rates on the issue of the 2020 Senior Notes were fixed. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

Redemption of MeDiNova noncontrolling Interest

On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. ICON had the right to acquire the remaining shares in the company and on March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million. The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. In calculating basic and diluted earnings per share, as required by US GAAP, the adjustment to reflect changes in the redemption amount of the noncontrolling interest is included in net income attributable to the Group until the redemption of the noncontrolling interest on March 9, 2020 (see note 26 - Net income per ordinary share in the consolidated financial statements).

Acquisition

    On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group ("MedPass"). MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON's Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass's services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. The total consideration for the acquisition of MedPass is $47.6 million.The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations' (see note 4 - Goodwill in the consolidated financial statements).

Leases

ASC 842 'Leases' became effective for the Company with effect from January 1, 2019. The Company adopted the new standard as of January 1, 2019 under the cumulative-effect adjustment approach. Under this transition method, the new standard is applied without restatement of comparative period amounts. A lease liability and right-of-use asset have been recorded on the Consolidated Balance Sheet as at January 1, 2019 of $106.5 million (see note 2 - Significant accounting policies in the consolidated financial statements). The net operating cost of leases recorded during the years ended December 31, 2020 and December 31, 2019 was $30.1 million and $33.0 million, respectively (see note 22 - Operating leases in the consolidated financial statements).

Statement of operations and balance sheet data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue/gross revenue	$2,797,288	$2,805,839	$2,595,777	$2,402,321	$2,364,956
Reimbursable expenses (2)	—	—	—	(643,882)	(698,469)
				1,758,439	1,666,487
Costs and expenses:

Direct costs (1)	1,979,883	1,974,135	1,818,220	1,027,310	961,333
Selling, general and administrative	341,690	336,748	325,794	323,741	325,726
Depreciation and amortization	66,126	61,550	65,916	61,297	59,575
Restructuring charges (3),(4),(5),(6)	18,089	—	12,490	7,753	8,159
Total costs and expenses	2,405,788	2,372,433	2,222,420	1,420,101	1,354,793
Income from operations	391,500	433,406	373,357	338,338	311,694
Net interest expense	(10,295)	(6,417)	(8,743)	(10,281)	(11,522)
Income before provision for income taxes	381,205	426,989	364,614	328,057	300,172
Provision for income taxes	(47,875)	(51,133)	(41,958)	(46,569)	(37,993)
Share of equity method investments	(366)	—	—	—	—
Net income attributable to noncontrolling interest	(633)	(1,870)	—	—	—
Net income attributable to the Group	$332,331	$373,986	$322,656	$281,488	$262,179

Net income per ordinary share attributable to the Group (7):
Basic	$6.20	$6.85	$5.96	$5.20	$4.75
Diluted	$6.15	$6.79	$5.89	$5.13	$4.65

Adjusted net income per Ordinary Share attributable to the Group (8):
Basic	$6.29	$6.94	$5.96	$5.20	$4.75
Diluted	$6.24	$6.88	$5.89	$5.13	$4.65

Weighted average number of ordinary shares outstanding:
Basic	52,859,911	53,859,537	54,118,764	54,129,439	55,248,900
Diluted	53,283,585	54,333,461	54,790,663	54,849,046	56,407,136

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$840,305	$520,309	$395,851	$282,859	$192,541
Available for sale investments	1,729	49,628	59,910	77,589	68,046
Working capital	979,035	493,728	719,560	534,960	463,552
Total assets	3,435,606	2,907,512	2,354,255	2,146,618	1,825,843
Ordinary share capital	4,580	4,635	4,658	4,664	4,692
Additional paid-in capital	617,104	577,961	529,642	481,337	438,126
Shareholders’ equity	1,850,236	1,618,055	1,354,281	1,191,000	945,174

(1)In the financial year ended December 31, 2018, the Company adopted ASC 606 'Revenue from Contracts with Customers' (ASC 606) on January 1, 2018. The new revenue recognition policies were applied in the preparation and presentation of the results for the twelve months ended December 31, 2018, the twelve months ended December 31, 2019 and the twelve months ended December 31, 2020. As ICON adopted the standard using the cumulative effect transition method, there was no restatement of comparative amounts. Therefore, the results for the year ended December 31, 2017 and previously reflect the provisions of ASC 605 'Revenue Recognition'. Revenue as reported for the years ended December 31, 2017 and previously are gross revenues (inclusive of revenue from reimbursable expenses) or net revenues (exclusive of revenue from reimbursable expenses). This treatment is consistent with the adoption of ASC 606 from January 1, 2018 without restatement of comparatives. Reimbursable expenses are included within direct costs on adoption of ASC 606 on January 1, 2018 (see note 2 (c) Significant accounting policies in the consolidated financial statements).

(2)Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract to the investigators. Third party costs (reimbursable expenses) and the related revenue were separately presented on the face of the Consolidated Statement of Operations for periods up to and including the year ended December 31, 2017. With effect from January 1, 2018, they are included with direct costs.

(3)A restructuring charge of $18.1 million was recognized during the year ended December 31, 2020, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization (see note 14 - Restructuring charges in the consolidated financial statements).

(4)A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization (see note 14 - Restructuring charges in the consolidated financial statements).

(5)A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization.

(6)A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review of operations. The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization and improve operational effectiveness.

(7)Net income per ordinary share is based on the weighted average number of outstanding ordinary shares. Diluted net income per share includes potential ordinary shares from the exercise of options, RSUs and PSUs outstanding.

(8)Adjusted net income per ordinary share reflects the add back of the adjustment to bring the noncontrolling interest in MeDiNova to the expected redemption amount. The value of the accretion recorded directly to equity of $4.5 million has been excluded from net income for the year ended December 31, 2020 ($5.0 million has been excluded from net income for the year ended December 31, 2019) when calculating adjusted net income per ordinary share attributable to the Group (non-GAAP). This redemption value is required to be included in the calculation of EPS (GAAP). (See note 26 - Net Income per Ordinary Share in the consolidated financial statements).

B.Capitalization and indebtedness
    Not applicable

C.Reasons for the offer and use of proceeds
    Not applicable

D.Risk Factors

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

    During the year ended December 31, 2020, 39.1% of our revenues were derived from our top five customers, with one customer individually contributing more than 10% of our revenues during the period. This customer represented a strategic partnership with a large global pharmaceutical company and contributed 12.1% of revenue for the year. During the year ended December 31, 2019, 37.6% of our revenues were derived from our top five customers, with two customers contributing more than 10% of our revenues during the period (the largest contributing 12.5% and the second largest contributing 10.2%). No other customer contributed more than 10% of our revenues during this period. During the year ended December 31, 2018, 39.5% of our revenues were derived from our top five customers, with one customer contributing more than 10% of our revenues during the period (13.6%). No other customer contributed more than 10% of our revenues during this period (see note 16 - Disaggregation of revenue in the consolidated financial statements). If we lose clients, we may not be able to attract new ones and if we lose individual projects, we may not be able to replace them. The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

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

The potential loss or delay of our large contracts or of multiple contracts could adversely affect our results.

    Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have canceled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

•the failure of products being tested to satisfy safety or efficacy requirements;
•unexpected or undesired clinical results of the product;
•a decision that a particular study is no longer necessary or viable;
•poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and
•production problems resulting in shortages of the drug.

    As a result, contract terminations, delays or other changes are part of our clinical services business. In the event of termination, our contracts often provide for fees for winding down the trial but these fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates. In addition, we may not realize the full benefits of our unsatisfied performance obligation of contractually committed services if our clients cancel, delay or reduce their commitments under our contracts with them. Therefore, the loss, early termination or delay of a large contract or contracts could adversely affect our revenues and profitability.

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

    The Company is focused on continuing to develop its expertise in patient recruitment and on September 3, 2020, announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trails. The site network includes PMG Research in the US and MeDiNova in EMEA. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrollment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrollment and engagement.

Improved site selection is achieved through:

•leading technology to identify where the patients are that match the protocol;
•assessment of the qualification of sites based on real data;
•partnerships with leading technology vendors such as Intel, EHR4CR and TriNeTX and developing the capability to enable EMR interrogation into clinical insights such as sub-populations and larger pre-screened pool where the technology and regulations are enabled.

    The burden on the site, in ensuring patient enrollment and engagement, is achieved through integrated site networks. ICON have a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the DuPage Medical Group. During 2019, we further enhanced our site and patient recruitment abilities through the strategic acquisitions of MeDiNova and Symphony. We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

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

A disease outbreak, epidemic or pandemic such as COVID-19, could adversely affect our business performance.

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

COVID-19 has, and may continue to, adversely affect our business performance, and could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations. The Company has experienced a negative impact on our operations as a result of the global spread of COVID-19, including restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel. We have also experienced costs associated with impact prevention.

    The COVID-19 outbreak continues to evolve. While our site network and office facilities have begun to re-open on a phased basis, the extent to which the outbreak may continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of COVID-19, additional phases of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions and the effectiveness of actions taken throughout the world to contain and treat the disease. We may also be required or choose to take temporary measures to again take temporary precautionary measures intended to help minimize the risk of infection from the virus for our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide and discouraging attendance at industry events, industry and other conferences, and in-person work-related meetings, which could negatively affect our business and cannot presently be predicted with confidence.

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

    Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We will continue to increase the use of these systems and such systems will either be developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;
•security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon or that have access to our systems;
•security breaches, cyber-attacks or malfunctions with key suppliers or partners who we rely on to provide services to customers; and
•excessive costs, excessive delays or other deficiencies in or problems with systems development and deployment.

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

Our information systems and those of third parties which we utilize may face increased cybersecurity risks due to the COVID-19 pandemic, including from the significant number of employees that are working remotely or otherwise impacted by stay-at-home orders. Additional remote access points provide new potential vulnerabilities to cybercriminals. Employees of ICON and third parties may be more susceptible to social engineering efforts, and to phishing attempts which can disguise malware as a legitimate effort to circulate important information relating to COVID-19.

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

    Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. We are continuing to develop opportunities for automation across ICON using state of the art automation tools including Robotic Process Automation (RPA), the development of new applications and capabilities, and enabling deeper integration across our digital ecosystem. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK, Firecrest, ADDPLAN and One Search services. Also, increased requirements for investment in information technology may negatively impact our financial condition, including profitability.

Failure to meet productivity objectives under our business improvement objectives could adversely impact our competitiveness and therefore our operating results.

    We continue to pursue business transformation initiatives to embed technology and innovation and deliver operational efficiencies. As part of these initiatives, we seek to improve our productivity, flexibility, quality, functionality and cost savings by our on-going investment in global technologies, continuous improvement of our business processes and functions to deliver economies of scale. These initiatives may not deliver their intended gains or be completed in a timely manner which may adversely impact our competitiveness and our ability to meet our growth objectives and therefore, could adversely affect our business and operating results, including profitability.

We rely on our interactive response technologies to provide accurate information regarding the randomization of patients and the dosage required for patients enrolled in the trials.

    We develop and maintain computer run and web based interactive response technologies to automatically manage the randomization of patients in trials, assign the study drug and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and invalidation of the trial and/or liability claims against the Company, amongst other things, any of which could have a material effect on our financial condition and operations.

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

Improper performance of our services.

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

We act as authorized representative and legal representative for some clients pursuant to certain EU legislation.

    We act as authorized representative pursuant to Medical Devices Directive 93/42/EEC  (“MDD”) and Active Implantable Medical Devices Directive 90/385/EEC (“AIMD”) for certain clients who are located outside of the European Union. Medical Devices Regulation 2017/745 (“MDR”) replaced MDD on May 26, 2020 and provides for increased responsibility, and accordingly increased risk, for authorized representatives. As authorized representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

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

    We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

•if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilize our services;
•if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and
•if unfavorable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

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

    The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results.

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

Our unsatisfied performance obligation may not convert to revenue and the rate of conversion may slow.

    Our unsatisfied performance obligation is that element of awards that has not yet converted to revenue. This value is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the unsatisfied performance obligation. No assurances can be given that we will be able to realize this unsatisfied performance obligation in full as revenue. A failure to realize these awards could have a material adverse impact on our results of operations. In addition, as the length and complexity of projects increases, the rate at which awards convert to revenue may be slower than in the past. A significant reduction in the rate of conversion could have a material impact on our results of operations.

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

    We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ('US GAAP') which are revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard updates may require changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. These updates may result in unexpected variability in the timing of recognition of revenue or expenses and therefore in our operating results. Application of ASC 326 'Financial Instruments - Credit Losses' at January 1, 2020 did not have a significant impact on the financial statements. Application of ASC 842 'Leases' at January 1, 2019 resulted in the recognition of a lease liability and right-of-use asset on the Consolidated Balance Sheet (see note 28 - Impact of change in accounting policies in the consolidated financial statements).

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organizations.

    Numerous governments, including the U.S. government, have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

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
•loss of clients and/or business; and
•litigation from clients and/or patients and/or regulatory authorities and/or other affected third parties, and resulting material penalties, damages and costs.

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

    On June 23, 2016, the United Kingdom, or U.K., held a referendum, referred to as “Brexit”, in which voters approved an exit from the European Union (EU). The UK have left the EU with effect from January 31, 2020 and entered an eleven month transition period which ended on December 31, 2020. The terms of the withdrawal agreement entered into force on February 1, 2020 are not expected to significantly affect our operations or financial results. On December 24, 2020, the European Commission and the United Kingdom reached agreement on the EU-UK Trade and Cooperation Agreement. Approximately 3% of our revenue is billed in Sterling. We currently employ approximately 900 people in the U.K. The continued uncertainty around Brexit caused volatility in global stock markets and exchange rates. Continued fluctuation in currency exchange rates may expose us to gains and losses on non U.S. currency transactions.

    Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights. In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

    If any of the above risks or similar risks associated with our international operations were to materialize, our results of operations and financial condition could be materially adversely affected.

We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.

    The FCPA, UK Bribery Act of 2010 and similar anti-corruption laws in other jurisdictions prohibit us and our offices, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. The UK Bribery Act also prohibits "commercial" bribery and accepting bribes.
Our global business operations also must be conducted in compliance with applicable export controls and economic sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s (the “U.S. Treasury”) Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, Her Majesty’s Treasury and other relevant sanctions authorities.

Our internal policies mandate compliance with these anti-corruption and economic sanctions laws. We also operate in many jurisdictions in which bribery or corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program safeguards, we cannot assure that our internal control policies, procedures and safeguards will protect us from acts in violation of anti-corruption and economic sanctions laws committed by employees or other third parties associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of anti-corruption and economic sanctions laws, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption and economic sanctions laws can result in restatements of, or irregularities in, our financial statements, disgorgement of profits, related stockholder lawsuits as well as severe criminal or civil sanctions. In some cases, companies that violate anti-corruption and economic sanctions laws might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, the U.S. government or other governments may seek to hold us liable for successor liability of anti-corruption and economic sanctions laws committed by companies that we acquire or in which we invest. Changes in anti-corruption and economic sanctions laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows.

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

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with governmental regulations, comply with federal and state health-care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies or data or documentation fraud or manipulation, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

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

We may face legal claims involving stockholders, consumers, clinical trial subjects, competitors, regulators and other parties. As described in 'Legal Proceedings' in Part I, Item 8 of this Form 20-F, we are engaged in legal proceedings. Litigation and other legal proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in business practices, or requiring other remedies, including, but not limited to, compulsory licensing of patents.

    Customer Claims
    If we breach the terms of an agreement with a customer (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to deliver our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect a failure by one or more employees or contractors to comply with all applicable regulations and Good Clinical Practice and our internal requirements and standard operating procedures thereby exposing us to the risk of claims by customers.

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

    As of December 31, 2020 and December 31, 2019, we had an outstanding principal amounts of indebtedness of $350.0 million under a $350.0 million Note Purchase and Guarantee Agreement.

    We also have up to $150.0 million of additional borrowing capacity available under the Revolving Credit Facility which was entered into with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International on March 12, 2018. No amounts were drawn under the Revolving Credit Facility as of December 31, 2020 or December 31, 2019. This facility bears interest at LIBOR plus a margin. We continue to monitor the phasing out of LIBOR which is currently scheduled to begin in 2021 before complete phase out by June 2023. In the absence of an agreed new rate, LIBOR will continue to apply where appropriate.

    The cost and availability of credit are subject to changes in the global or regional economic environment. If conditions in the major credit markets deteriorate our ability to obtain debt financing on favorable terms may be negatively affected. We may incur additional debt in the future. Our debt could have significant adverse consequences, including to:

•limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
•limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
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

    We are required, under the terms of the 2020 Senior Notes, to offer to purchase all of the outstanding 2020 Senior Notes if we experience a change of control. Similar requirements exist in the Revolving Credit Facility. These provisions may delay or prevent a change in control that our stockholders may consider desirable.

Covenants in our credit agreements may restrict our business and operations and our financial condition and results of operations could be adversely affected if we do not comply with those covenants.

    The 2020 Senior Notes and the Revolving Credit Facility credit agreements include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:

•incur or assume liens or additional debt;
•dispose of assets;
•engage in mergers or reorganizations; or
•enter into certain types of transactions with affiliates.

    The 2020 Senior Notes agreement also includes certain financial covenants that require us to comply with a consolidated leverage ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. Our ability to comply with these financial covenants may be affected by events beyond our control.

Interest rate fluctuations may materially adversely affect our results of operations and financial conditions in the event that the Company draws down on either Revolving Credit Facility or in respect of any future issuances of debt.

    The interest rate in respect of the 2020 Senior Notes is fixed at 2.32% for Series A and 2.43% for Series B for the term of the agreement. The Revolving Credit Facility bears interest at LIBOR plus a margin. There were no amounts drawn on the Revolving Credit Facility at December 31, 2020 or at December 31, 2019. We continue to monitor the phasing out of LIBOR which is currently scheduled for 2021. We have engaged with our lenders on the implications of the change. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point. The Company is therefore subject to interest rate volatility in respect of any future draw down on the Revolving Credit Facility or in respect of any future issuances of debt.

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
•declines in the market prices of stocks generally;
•strategic actions by us or our competitors;
▪announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;
•the public's reaction to press releases, other public announcements by us or third parties, including our filings with the SEC;
•guidance, if any, that we provide to the public, any changes in this guidance or failure to meet this guidance;
•changes in the credit rating of our debt;
•sale, or anticipated sale, of large blocks of our stock;
•additions or departures of key personnel;
•regulatory or political developments;
•litigation and governmental investigations;
•changing economic conditions;
•exchange rate fluctuations;
•changes in accounting principles; and
•other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to those events.

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

A.History and development

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

    We are a public limited company in Ireland and operate under the Irish Companies Acts. Our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353 1 2912000. Our website is www.iconplc.com. Additionally, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

Recent investments, which continue to strengthen our service offerings to meet the needs of our customers include:

•On September 3, 2020, ICON announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The site network includes previously acquired PMG Research in the US and MeDiNova Research in EMEA;

•On July 24, 2020 a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third party. Oncacare will operate a specialized oncology site network in the US and EMEA regions. The new site network will focus on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA to accelerate the recruitment and retention of patients into oncology trials. The oncology site network will operate as a joint venture between the Company and a third party company which has extensive experience in developing and running a site network. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The third party to the joint venture has the right to sell the 51% majority voting share capital exclusively to the Company in an eighteen month period, commencing January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025 (see note 3 - Investments in the consolidated financial statements);

•On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited, acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. The consideration to acquire the majority shareholding was cash of $54.1 million (excluding a working capital adjustment of $0.5 million) (see note 4 - Goodwill in the consolidated financial statements). The contingent consideration was paid in October 2019. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the USA, PMG Research. ICON had the right to acquire the remaining shares in the company and on March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million;

•On January 22, 2020 a subsidiary of the Company, ICON Investments Limited, acquired 100% of the equity share capital of MedPass International ("MedPass"). MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. The total consideration was $47.6 million (see note 4 - Goodwill in the consolidated financial statements);

•On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony (see note 4 - Goodwill in the consolidated financial statements). Founded in 2003 and operating from its headquarters in Illinois, USA and Gdansk, Poland, Symphony is a leading provider of at-home trial services and site support services from study start-up to closeout for Phase I-IV global studies. Symphony will grow ICON's patient recruitment capabilities globally and complements ICON's site network in the USA, PMG Research and the recently acquired site network in EMEA, MeDiNova. The consideration to acquire the 100% interest was cash of $35.3 million and contingent consideration which was initially estimated at a fair value of $2.5 million. During 2020, the contingent consideration was settled at fair value in the amount of $0.5 million. The change in fair value has been recorded in the selling, general and administrative expense line of the Consolidated Statement of Operations;

•On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc., acquired 100% of the share capital of MolecularMD Corp. ("MMD"). The consideration was $42.2 million (see note 4 - Goodwill in the consolidated financial statements). MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. It is a recognized leader in the analytical development and clinical validation of molecular diagnostic assays. It offers a comprehensive test menu in immuno-oncology development and services also include companion diagnostic development services. The acquisition enhances ICON’s laboratory offering in molecular diagnostic testing and brings to ICON expanded testing platforms, including next generation sequencing, and immunohistochemistry (IHC);

•On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Développement SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting Life-Science companies as the world leading Patient-Centered Research Company in commercializing novel treatments through Real-World Evidence, Strategic Regulatory Services, Pharmacovigilance, Market Access and Language Services. Mapi Group is the premier provider of Health Research and Commercialization services to Life-Science companies enabling Market Authorization, Market Access and Market Adoption of novel therapeutics. Cash outflows on acquisition were $145.8 million. The acquisition of Mapi Group strengthened ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.

B.Business Overview

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

    ICON provides its services across a range of clinical outsourcing operating models including strategic partnerships, preferred provider, full-service delivery to functional service provision and stand-alone services.

    We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process, from compound selection to Phase I-IV clinical studies. We earn revenue by providing a number of different services to our customers. Those services are integral components of the clinical development process and include clinical trial management, consulting, contract staffing and laboratory services.

    Our vision is to be the Global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research. We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated full-service solution.

    At December 31, 2020, we employed approximately 15,730 employees in 93 locations in 41 countries. During the year ended December 31, 2020, we derived approximately 33.1%, 57.1% and 9.8% of our revenue in the United States, Europe and Rest of World, respectively (see note 19 - Business Segment and Geographical Information in the consolidated financial statements).

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

    As our market has evolved, biopharmaceutical companies are tackling productivity challenges, increasing budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

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

Delivery of our mission and strategy is focused on our four strategic pillars, being (i) Partnership & Customer Focused (ii) Operational Excellence & Quality (iii) Talent and People Development and (iv) Patient, Site and Data Solutions.

Partnership and Customer Focused

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

    To meet the evolving needs of both our existing and new clients we continue to enhance our capabilities through both organic service development and targeted acquisitions.
During the year, we continued to enhance our scientific and therapeutic expertise to support our customers in specific areas including oncology, orphan and rare diseases, CNS, dermatology, infectious disease and women's health. During 2020, ICON mobilized its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.
    We continue to target growth in under-penetrated CRO market segments. Penetration within medical device companies has lagged that of bio-pharma firms but is beginning to accelerate. EU regulatory reform enacted in 2017 is a further catalyst to growth in this segment as it included stricter requirements to perform clinical evaluations and post-sale surveillance. In early 2020, the Group acquired MedPass which will further our value offering in this area.

We also invested significantly in our site and patient network, and consider our expertise and offering in this area as one of our strategic pillars effective from 2021.

Operational Excellence and Quality

    We continue to enhance our operating processes and delivery models to gain competitive advantage.

Finding and engaging suitable patients to conduct clinical trials is one of the biggest issues facing the drug development industry today. Less than 1% of the US population participates in clinical trials and the performance of investigative sites that do take part in research is uneven, hard to predict and many trials do not meet the initial recruitment goals. The current market challenge in patient enrollment creates an opportunity for ICON to differentiate its service offering and we are working to reduce patient recruitment times through enhanced site and investigator selection based on key performance metrics and through use of our proprietary Firecrest technology which is used to train and support sites during the development process. Our Accellacare, Symphony and Oncacare site network alliances enhances our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and health care systems in all major global research markets. In partnership with others we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

    Our proprietary ICONIK platform, which integrates clinical data across multiple systems allows us to access clinical and real world data to enhance protocol design and profile match patients to trials. It also facilitates collection of real-time data during the trial process enabling better decision making and project execution. The platform uses data and evidence based research to develop solutions that engage investigators and patients more effectively to improve patient recruitment and retention.

    ADDPLAN is part of the ICONIK Informatics Hub. The software provides industry leading statistical design, simulation and analysis for adaptive clinical trials, from Phase I to IV and helps our customers identify the most promising drug candidates earlier in the development process and in parallel test these across several therapeutic indications and with other drug combinations. ADDPLAN is used by regulatory agencies (FDA, EMA (Europe) and PMDA (Japan)), top pharmaceuticals and medical device companies, and academia.

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

Talent and People Development

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

Patient, Site and Data Solutions

ICON has a focused patient, site and data strategy, which is helping us to improve site identification, study placement and patient recruitment and retention. We continued to expand our site and patient recruitment capabilities during 2020 with the launch of Accellacare, a global clinical research network, enhancing on the acquisitions of MeDiNova and Symphony in 2019 along with the 2018 expansion of the PMG Research network through a partnership with the DuPage Medical Group.

On September 3, 2020, ICON announced that it was launching Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The site network includes previously acquired PMG Research in the US and MeDiNova Research in EMEA.

Accellacare’s patient centric approach focuses on enhancing the patient experience either on site, or at home as part of integrated operations with Symphony, the leading global provider of at-home care and nursing for clinical trials owned by ICON. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare we are committed to delivering on the promise of patient centricity in clinical research. It is also proving investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

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

Applied Innovation and Integrated Data
    Innovation at ICON is focused on the factors that are critical to our clients. We develop integrated technologies to significantly enhance the efficiency and productivity of clients’ drug and device development programs, providing true transparency across all areas of a study.

    ICON is focused on applying innovation that can help our customers improve their development outcomes. We are focusing this innovation in three critical areas: improving clinical trial design and execution; faster and more predictable patient recruitment; and evolving clinical trials to be more patient centric which includes data collection and analysis directly from patient’s digital devices. Our approach to developing solutions to these challenges incorporates partnering with best in class technology providers but is also supported by a suite of differentiated ICON proprietary technologies.

We have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. Alongside expanding internal capabilities, we continue to develop innovative partnerships with providers of real world data including TriNetX. During 2018, we signed an agreement with Intel to deploy the Intel® Pharma Analytics Platform for use in clinical trials. The Intel platform is an artificial intelligence solution that enables remote monitoring and continuous capture of clinical data from study subjects using sensors and wearable devices and can apply machine learning techniques to objectively measure symptoms and quantify the impact of new therapies.

    In addition to our ICONIK platform and ADDPLAN software (see details on page 25), Firecrest; ICON’s proprietary comprehensive site performance management system, is a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to investigative sites. It allows site behavior to be tracked to ensure training is understood, procedures are being followed and that timelines and study parameters are met. It can significantly reduce the number of data queries originated from investigator sites. We have continued our development in 2020 and Firecrest is now integrated into the ICON Safety Reporting Solution and provides a new Site Question Management Tool. For additional details on our information systems and applied innovation see the Information System section on page 39.

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

Early Phase Services

- PK/PD Modelling
- Pharmacodynamic Models & Simulation
- Data Visualisation & Analysis
- Clinical Research Unit
- NONMEM® Software
- PDx-POP®

Drug Development Services

- Preclinical/Non-Clinical Development
- Chemistry, Manufacturing & Controls (CMC)
- Clinical Development
- Pharmacokinetics
- Due Diligence & Asset Valuation

Commercialisation & Outcomes

- Real World Intelligence
  - Real World Evidence Strategy & Analytics
  - PUBSHUB™
  - Real World & Late Phase Research
  - Research Services
  - Site Management Associates
  - Direct to Patient Contact Solutions
  - Strategic Regulatory Services
- Value, Access and Outcomes
  - Health, Economics & Outcomes Research
  - Pricing, Marketing Access & Reimbursement
  - Medical communications
  - Market Research & Analytics
  - Creative Design & Digital Solutions
- Language Services
  - Clinical & Medical Translation
  - Linguistic Validation
  - iTrans Translation Management System

Clinical Research Services

- Project Management
- Clinical Operations
- Feasibility & Study Start-Up
- Site & Patient Solutions
  - Patient Recruitment & Retention Services
  - Accellacare
  - FIRECREST
- Biometrics
  - Data Management
  - Biostatistics
  - Medical Writing & Publishing
  - Adaptive Trials & ADDPLAN®
- Scientific Operations
  - Medical Affairs
  - Endpoint Adjudication/Data Monitoring Committees
  - Pharmacovigilance
  - Regulatory Affairs
  - Medical Imaging
  - Interactive Response Technology & Clinical Supplies Management
- Investigator Payments and Grant Budgets

Laboratory Services

- Bioanalytical Laboratories
- Global Central laboratories
- Specialty Laboratories
- Integrated Clinical Research & Laboratory Services

Functional Services

- DOCS

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

Clinical Trials (approximately 3.5 to 7 years)

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
    FDA Review and Approval of NDA or BLA (1 to 1.5 years). Data from all phases of development is scrutinized to confirm that the applicant company has complied with all applicable regulations and that the benefit to risk ratio for the drug or biologic is positive for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the application has administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied, if the drug has not adequately shown to be effective or if there are safety concerns. Often a company will be required to conduct specific studies after the approval of a drug. These are called post approval commitments.

    Post-Market Surveillance, Phase IV Studies and Health Outcomes. Once approved by the FDA, the FDA requires the drug or biologic license holder to collect and periodically report to the FDA additional safety (and perhaps efficacy) data on the drug or biologic for as long as the license holder markets it (post-market surveillance, including pharmacovigilance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase III and Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, the FDA and other regulatory agencies are requiring license holders of drugs or biologics to prepare risk management plans which are aimed at assessing areas of product risk and actively managing such risks throughout the product lifecycle.

Key Trends Affecting the CRO Industry

    CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. Based on investment analyst research and our internal estimates, we estimate that development expenditures outsourced by pharmaceutical and biotechnology companies worldwide in 2020 was approximately $53 billion. We believe that the following trends create further growth opportunities for global CROs, although there is no assurance that growth will materialize.

Continued Innovation and Development of Enabling Technologies

Innovation Driving New Drug Development Activity

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

New Technology Enabling More Efficient Development

    Technology innovation is playing an increasingly important role in helping to support more efficient drug development. Leveraging differentiated technology solutions and data collaborations drives better execution in clinical trials. The larger CROs have been at the forefront of this innovation developing technology solutions that support the integration of trial data across multiple systems; data repositories that enable sponsors to get real time clinical insights on their drugs performance and tools that support better trial designs and operation. See further details on our new technologies and innovations in the section on information systems on page 39.

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

Continuing Focus on Productivity within Research and Development Programs

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

Cost Containment Pressures

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

Pressure to Accelerate Time to Markets and Globalization of the Marketplace

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

Growth within the Biotechnology Sector

    The nature of the drugs being developed is continuing to change. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas in areas of unmet medical need. Much of this discovery expertise is found in biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies providing they have the necessary funding.

Increasing Number of Large Long-Term Studies and an Increasing Requirement to Show the Economic Value of New Treatments

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

    The rising costs of health care in most developed countries also means there is an increasing pressure to show that new medical treatments are more cost effective and deliver better patient outcomes than existing treatment regimes. This also means that sponsors need to increasingly generate outcomes data both as part of the product approval submissions and as part of post-approval research programs. This is creating opportunities for CROs who can offer support in developing and interpreting this data.

A Focus on Long-term Product Safety

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

Increasing Regulatory Demands

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

    Our values are:
•Accountability & delivery: We take pride in what we do
•Collaboration: We are one team
•Partnership: We partner with our customers
•Integrity: We do the right thing

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

    During 2019, ICON established an Environmental, Social, and Governance Committee ('ESG Committee') in order to bring together all of our existing initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board. The ESG Committee is chaired by the Chief Administrative Officer ('CAO'), who is responsible for reporting to the ICON executive leadership team and Board on ESG matters.

    The ESG Committee is focused on developing our strategy and initiatives relating to the environment, social matters, health and safety, community engagement, corporate governance, sustainability and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company with representation from facilities, corporate communications, finance, legal, investor relations and human resources departments. The Committee assists and supports executive management and the Board of the Company in:

•determining and setting the strategy relating to ESG matters;
•developing, implementing and monitoring initiatives and policies based on that strategy; and
•communicating our strategies and initiatives and their results.

    We are committed to building and developing our ESG strategies and reporting. During 2020 we published our first annual ESG Report which provides an overview of our ESG priorities and commitments, summarizes our current policies in respect to ESG matters and provides an update as to our actions and results during 2019. We also launched our ESG page on the ICON website and have an internal ESG page on our MyICON portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. The ESG page is available at https://www.iconplc.com/about/esg/.

Environmental Management

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

    As a Clinical Research Organization, we recognize the impact of how we operate on the environment in the following key areas:
•energy use;
•waste generation;
•emissions to air/water;
•water use;
•transport; and
•procurement.

    Our Global Environmental Management Policy and Environmental Management Plan were approved during 2018. Our Environmental Management Plan and Performance Statement sets out the environmental actions and targets to ensure compliance with our Global Environmental Management Policy and to engage our employees in supporting our objectives for continued improvement. Our Environmental Performance Statement is available to employees and to our customers. The plan sets out our commitment to conducting our business in an environmentally sustainable manner by managing and improving our environmental performance across all business activities. Our plan sets out our initiatives and goals.
    Responsibilities for the implementation of our objectives and co-ordination of our sustainability efforts and reporting on progress to the executive leadership is led by our facilities team, reporting to the CAO, with input from our procurement, legal, corporate communications and human resources teams through our ESG Committee.
We have more than 80 facilities globally which operate in office buildings, where the primary energy consumption is electricity for light and heating, ventilation and air conditioning systems. Our central laboratories also operate laboratory instruments. Where we have direct control over the buildings we operate, we ensure energy efficient lighting solutions. Where we do not have direct control over our facilities, we work with our landlords and other stakeholders to encourage energy efficient lighting solutions. We also work hard to extend the useful life of our equipment and ensure appropriate disposal of assets when decommissioned. In 2019 our electricity consumption was 24,006 MWh. which was sourced 19% from renewables.

In response to the global pandemic, many of our facilities were closed or operated at reduced capacity for extended periods during 2020. During this time we continued to focus on managing our electricity consumption and sourcing energy from renewables, ensuring appropriate waste management activities and monitoring our carbon footprint. As offices re-open, we renew our efforts in each of these areas.
    Waste reduction is one of the objectives of our Environmental Management Policy and we are committed to reducing waste through increasing recycling facilities and continue to engage in waste reduction activities including removing single use cups and using technologies such as secure printing, electronic documents and electronic signatures. Aged IT systems such as laptops and desktops, which are not broken but have exceeded their useful commercial life, are donated to various schools and charity organizations where possible. During 2018 we commenced the development of a global waste management system, which has been maintained during 2019 and 2020.
    We track, calculate and report our carbon footprint and use the information available to continue to improve our processes and reduce our impact. As a result of our efforts, our gross Greenhouse Gas (GHG) emissions year on year have consistently decreased since 2016. We follow the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions and we work with Carbon Trust to verify our emissions data. The Carbon Disclosure Project (CDP) provides a globally recognized disclosure system that enables companies to measure and manage their environmental impacts. For CDP 2020, (based on 2019 data) ICON disclosed emissions and environmental data which had been verified by Carbon Trust and based on the data submitted to the CDP, ICON was awarded a C score.

    We also require our suppliers to abide by our Global Supplier Code of Conduct which includes a commitment to comply with applicable environmental laws and regulations, our expectations around waste management and sustainable use of resources.
Community Engagement

    Our community engagement initiatives are aligned with ICON’s values. ICON supports a variety of community engagement programs. Our programs aim to make a positive difference to the communities in which we work and live and also recognize the enthusiasm and creativity of our people in their efforts to give something back to their communities.

    Our community engagement activities are focused on two core areas:
•supporting education & building closer ties between industry & academia; and
•improving the welfare of people in the communities in which we live.

Supporting education and building closer ties between industry and academia
    ICON is a strong supporter of bridging the ties between industry and academia and inspiring the next generation of business and scientific leaders.
•Benefactor through the Centuries of Trinity College Dublin. In February 2020, ICON was recognized as a benefactor of Trinity College Dublin in recognition of its support for Trinity, which includes:
◦The creation of the ICON-McKeon Research Fellowship in Motor Neuron Disease ('MND') in recognition of Mr. Declan McKeon, former Board member, acting Chairman, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND will carry out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signaling, in the context of the neurodegenerative disease of ALS.
◦Partnership with Trinity Centre for People with Intellectual Disabilities ('TCPID') - In 2019, we entered into a partnership with the TCPID. The TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Centre provides people who have intellectual disabilities with the opportunity to participate in a higher education program designed to enhance their capacity to fully participate in society as independent adults. The 2-year education program includes work placements and internships to enable students to experience and participate in the work environment.

•Scholarships supporting female GAA players. ICON has a partnership with the Women’s Gaelic Players Association, whereby we provide ICON-GPA Life Sciences Scholarships to inter-county football and camogie players engaged in undergraduate and post-graduate life sciences courses. ICON also provides mentoring to players to guide and help them as they set-out on their career journeys.
•Partnership with Junior Achievement to inspire schoolchildren. ICON supports our people who take time out of their working day to deliver Junior Achievement educational programs. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. Our volunteers teach primary and secondary level students valuable business, STEM and entrepreneurship skills that will stand them in good stead as they progress through education and beyond.

•Science Gallery Founding Partner. ICON has been a lead corporate supporter of the Science Gallery at Trinity College Dublin since its inception in 2008. Science Gallery aims to inspire and transform curious minds through engagement with science. In 2020, we delivered a new 'Living with....' healthcare event series with the Science Gallery, which explores healthcare, the human experience and the future of disease treatment. 2020 events included a focus on cystic fibrosis, IBD and MND.

Improving the welfare of people in the communities in which we live

    ICON employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have a number of programs that support the welfare of people in our local communities. These include:
•Corporate donations to employee-nominated charities. In 2020, we continued our corporate donation program to employee-nominated charities, by providing substantial donations to 10 charities across the world. In 2020, we supported charities focused on building a more inclusive society, which is aligned with our commitment to Diversity & Inclusion. Charities included those focused on providing sport and work opportunities for people with physical and intellectual disabilities, empowerment of underprivileged youth and women in minority groups through education, healthcare and livelihood programs and support for LGBTQ communities. Over the last six years, ICON has supported over 70 charities across the world.
•Donations in support of employee fundraising. ICON employees raise significant amounts for a variety of charities each year through in-house fundraising events. ICON continues to recognize the enormous effort and creativity of our employees who fundraise for causes that are important to them by supplementing monies raised through ICON’s Charitable Donation Program.

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

We provide our people with a personalized and flexible learning experience, delivered through a combination of in-person and technology-driven programs that suit their learning styles and can flex to suit their schedules. Through our CareerHub portal, internally developed professional development programs and partnerships with leading academic institutions, employees are encouraged to broaden their scientific, technical and business knowledge. They also have access to tools that will help them develop the competencies to support their career ambitions. We also collaborate with University College Dublin to deliver customized leadership development programs for global employees.

    All of our people are required to complete mandatory training in key areas which support our values and our way of working. They include (but are not limited to) the following areas:
•global ethics compliance;
•data protection and procedures;
•IT security;
•confidentiality and maintaining communications; and
•social media usage.

    We have a well-established Graduate Development Program for our clinical teams, which now runs in the US, China, Japan, South Korea, India and also Australia where we take recent graduates and prepare them for careers in clinical monitoring and data management.

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

    ICON is proud of this investment in our people. This investment translated to approximately four days training for each person during 2020.

    We are also committed to supporting the career aspirations of our people. Approximately 30% of all roles are filled internally.

As an organization we are keen to hear directly from our employees

    Listening to the views of our employees in areas including recruitment and on-boarding, training, engagement, enablement, reward, diversity and inclusion is an ongoing activity in ICON. Our listening strategy feeds into the development of initiatives to address turnover, which we closely monitor. We listen using a variety of channels, ranging from formal global employee surveys to more targeted focus groups. Our most recent survey was conducted in October 2018 and had an 88% response rate. There are two key measures which we track closely. The first is Employee Engagement which scored well at 70%, and was on par with the General Industry benchmark. The second is Employee Enablement, which also scored at 70%, 3% above the General Industry benchmark. The feedback we receive through our listening strategy feeds into the ongoing development of our People Leader and employee programs and initiatives and also influences action planning at a service line and/or regional level. Examples of improvements made which were a direct result of feedback from our listening strategy include enhanced onboarding, greater transparency around organizational performance and how it impacts annual bonus potential, and a range of enablement initiatives delivered through our IT systems.

Difference drives innovative thinking and is critical to our success

    We believe difference drives innovative thinking, which is critical to our customers, and as a global company with approximately 15,730 employees in 41 countries, we encourage diversity of all kinds. We have grown rapidly, increasing our headcount by more than fifty percent over the past 7 years.

    As a truly global operation, we are deliberately structured as international teams so that we can support the delivery of our customers' clinical development programs across multiple geographies. Recruitment, selection and promotion decisions are merit-based and in line with the principles of reaching a wider talent pool and equal opportunity.

Building an inclusive workplace

    We believe that difference drives innovative thinking and therefore is critical to our success. During 2019 we established the ICON Diversity & Inclusion Steering Group. This Steering Group is comprised of six members of our Group executive team. The executive leaders are supported by senior members of our human resources group, as well as 39 Diversity & Inclusion Advocates from across our service lines and geographies.

At ICON, our leadership team sees diversity and inclusion in the workplace as at the core of how we work. We recognize the importance of ensuring it is built into every aspect of the talent and employee life cycle. The team have defined the importance of diversity and inclusion at ICON under three headings as follows:

•It aligns with our Values. We value difference of gender, ethnicity, culture, ability and experience. We believe diversity of thought is what drives high performing teams to create better solutions and deliver better outcomes for our customers. Diversity & inclusion is embedded in our values, most notably in our Integrity value. We appreciate differences and value diversity. It is part of our heritage and will drive our organization forward to success.
•It matters to our People. Employees do not see inclusion as a 'nice to have' - they expect it. Organizations that have a clear Diversity & Inclusion strategy and are visibly active in driving this agenda are more likely to attract and retain talent. We ensure all employees are treated fairly and equitably with no barriers to career opportunities. We are committed to equal opportunities for all employees and reflect this in our policies and practices. In November 2019, we engaged Willis Towers Watson to undertake an external audit of our gender pay equity position across our top 10 markets (78% of global population), which found that ICON continues to maintain gender pay equity. We continue to perform pay equity reviews annually with the objective of monitoring and closing any gaps identified.
•It benefits our Business. Diversity of thinking drives innovation and mitigates against group think which means we develop better solutions for our customers.

    The Executive leadership group defined three clear ambition for our Diversity & Inclusion agenda, based on feedback from employee focus groups run during 2020. These ambitions define the goals against which success will be measured. The plans evolve each year, with the Diversity & Inclusion advocates co-creating the plan with the Executive leadership group. Our three ambitions are as follows:

•To build an inclusive workplace culture: To foster a workplace culture that is inclusive, collaborative and accountable and supports the talent and diversity of our people.
•To build a diverse workforce: To recruit, develop and retain a diverse workforce that is reflective of the communities in which we operate.
•To contribute to society: Foster community engagement partnerships with a Diversity & Inclusion lens. Promote diversity within the clinical trials so that all communities have access to new treatments.

These ambitions are supported by key areas of focus are around talent management, country level inclusion policies, reward, training, communications and a renewed focus on culture.

•Talent - We recognize that more diversity in senior leadership increases organizational performance. In 2019 we launched our global Senior Director Leadership Program in addition to our Vice President High Potential program for those people who have been identified as High Performing & High Potential Leaders. These programs focus on core organizational skills that will enable these individuals to increase their readiness for promotion, as well as create a strong internal network of senior leaders who feel empowered to take hold of their careers. These programs help build and support our development of a diverse and inclusive group of future leaders from within and complements existing senior level programs already in existence in the organization.
•Training and Development - Under our Diversity and Inclusion Program, we train all our people leaders to understand unconscious bias and similarity bias and also how to encourage diversity of thought and foster inclusion in their teams. Our diversity and inclusion initiatives were launched at our Company wide Wake up to Culture day during 2019. The fundamentals will be embedded into all people leader programs, and reflect the values upon which we assess performance behaviors.
•Recruitment and progression - We continue to strive to source the best talent in our industry from across the world to fill the highly specialized roles required to help bring new drugs to market. Our most senior roles are truly global in nature. Since 2018, we mandated gender balanced short lists for senior leadership appointments across the organization in all markets in which we are located.
•Retention - We offer flexible working arrangements that help our people achieve balance. Prior to the global pandemic experienced in 2020, many of our employees worked remotely. Employees were supported to work remotely during 2020. We also support and facilitate part time working arrangements. Approximately 16% of our people work part-time. We have an employee bonus program linked to individual and company performance and also operate a global recognition program where peer to peer recognition and awards take place for employees who go the extra mile. We also recognize and reward employees who reach significant service milestones within the company.
•Reward - we pay our employees equally for the same or equivalent work. We have worked hard to structure our pay principles to ensure that individual differences are not a factor in how we deliver rewards. We are committed to global pay equity for our employees worldwide and use best-in-class analysis on an ongoing basis to ensure fair pay irrespective of gender, race or ethnicity. The information relating to pay decisions is hosted through core technology, enabling our people leaders and employees direct access to information which informs and supports equitable and consistent decision making.

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

Ethics and Compliance

ICON is committed to our core values of Accountability & Delivery, Collaboration, Partnership and Integrity in everything we do. Meeting these values requires us all to work to the highest ethical standards and demonstrate a commitment to honesty, transparency and quality. This is embedded in our Global Code of Ethical Conduct which addresses the core principles underpinning the behavior required of ICON and our people in our internal interactions with each other and our external dealings with patients, customers, health care professionals, regulators, investors, vendors and other third parties.

ICON’s Ethics and Compliance Program is fundamental to ICON’s culture of ownership and commitment to its legal and contractual obligations and its design is built around three core areas – Prevention, Detection and Correction. The Ethics and Compliance Program includes:

•setting standards of conduct in written and accessible company policies and procedures;
•raising awareness through training and regular internal and external communications;
•conducting or monitoring investigations of reported noncompliance in the risk areas under its oversight; and
•enhancement of monitoring and auditing areas of compliance risk.

There are a number of policies and codes that make up the Ethics and Compliance Program including the Global Code of Ethical Conduct, the Global Anti-Corruption Compliance Policy, the Ethics Line Charter and the Global Supplier Code of Conduct (together “the Codes”). The Codes are available on our website at https://investor.iconplc.com. All ICON employees are required to complete ICON’s annual Ethics online training, which incorporates the key principles of each of the Codes. Violations of the Codes may result in a variety of corrective actions and in some cases may result in disciplinary action up to and including termination of employment.

Suspected violations of the Codes may be reported on a confidential (or anonymous, where permitted) basis in accordance with our Ethics Line Charter through ICON’s Ethics Line. ICON has open door, anti-retaliation policies in place to encourage and protect individuals who raise a concern. Ethics line reports are reported to the Board of ICON plc as appropriate.

Anti-bribery and Corruption

    Our anti-bribery/anti-corruption program ('ABAC Program') is a key element of our Ethics and Compliance Program, with principles and requirements based on the underlying principal that we do not tolerate bribery or any other form of corruption or fraud. ICON and all ICON directors, employees, consultants and agents (“Covered Persons”) must act in compliance with international laws and regulations relating to bribery, corruption and illicit payments including, the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.

    ICON has the ISO 37001:2016 certification for its Anti-Bribery Management System having established, implemented, maintained, reviewed and improved an Anti-Bribery Management System that can prevent, detect and mitigate the risk of bribery. Our program is designed to ensure our compliance with anti-corruption laws, including due diligence, training, policies, procedures, and internal controls.

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

Information Security and Privacy

We understand that information security and privacy are fundamental to ICON’s business and key to retaining customers, building investor trust, protecting patients and ensuring that we are compliant with global and regional regulations. Our cybersecurity strategy and program protects our systems and data against the changing threat landscape and it is independently assessed regularly. ICON’s processes and range of information security policies are certified to ISO 27001 and independently audited twice annually as part of surveillance audits and we also have the Cyber Essentials certification.

Our people and partners also play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices so they understand their role in terms of information security and privacy and are clear on how to report incidents.

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

Customers

    During the year ended December 31, 2020, revenue was earned from over 1,000 clients. During the year ended December 31, 2020, 39.1% of our revenues were derived from our top five customers, with one customer individually contributing more than 10% of our revenues during the period. This customer represented a strategic partnership with a large global pharmaceutical company and contributed 12.1% of revenue for the year. No other customer contributed more than 10% of our revenues during this period (see note 16 - Disaggregation of revenue in the consolidated financial statements).

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

Unsatisfied Performance Obligation

    Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2020 we had contracted unsatisfied performance obligations of $6.3 billion (see note 17 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) in the consolidated financial statements). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

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

    ICON has developed an informatics strategy built around ICONIK, a web-based information platform that enables the management, reporting, analysis and visualization of all data relating to drug development. ICONIK collects, manages and standardizes study data from multiple sources, including Electronic Data Capture (EDC), patient diaries, central laboratories and imaging, to provide a single view of study information. ICONIK enables ICON to deliver new services such as ICONIK monitoring which uses near-real time clinical data to drive monitoring visit schedules, enabling better decision making and the successful implementation of clinical trial strategies that significantly improve efficiency in clinical trials thereby reducing overall cost and time to market.

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

    In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from external vendors. These include a clinical trial management application that tracks all relevant data in a trial and automates all management and reporting processes. In our Data Management function, we have deployed leading clinical data management solutions including EDC and Clinical Data Warehouse solutions from external vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies. In our clinical trials management area Firecrest Clinical provides a comprehensive site performance management system that improves compliance, consistency and execution of activities at investigative sites. The web-based solution enables accurate study information, including protocol information, training manuals and case report forms, to be rolled out quickly and simultaneously to sites. Site behavior can then be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are maintained. As well as meeting day to day operational requirements, these systems are feeder systems into the ICONIK platform.

    We provide interactive response technology (IXR) to enable centralized patient randomization, drug inventory management, patient diary collection and provides our clients with a fully flexible data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online. Our Laboratory also utilizes IMRA, a web based laboratory review application that allows global access to the latest laboratory data on a study - it facilitates detailed analysis of any trends, signals, alerts or patient specific data on a real-time basis. ICON provides imaging services through the use of its internally developed MIRA platform and also utilizes Medidata’s Rave Commercial Imaging for collecting, managing and processing data to support its imaging capabilities.

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

    ICON enables its patient site and data strategy through the services delivered via PMG Research, MeDiNova (together Accellacare), Symphony and through our partnership with Oncacare, where we work with biopharmaceutical companies and other life science providers (e.g. medical devices companies) to develop and deploy bespoke stakeholder engagement solutions. ICON’s patient engagement services enable site staff to engage directly with patients to help improve their disease and medication understanding through interventional and non-interventional support.
    Through the 2019 acquisition of MMD, ICON provides molecular diagnostic laboratory capabilities that enables the development and commercialization of precision medicines in oncology. MMD delivers this via the WINDOPATH LIMS software.
Other key innovations and new technologies include;

•FLEX ADVANTAGE is our interactive response technology platform (accessible through the web and web-enabled mobile devices) for managing patient randomization, investigator sites and clinical suppliers.
•PubsHub brings speed and efficiency to medical teams by delivering easy-to-use, web-based solutions that bridge process gaps for system harmonization across companies. ICON utilizes PubsHub to automate medical and scientific communications and publications management.
•The ICON Patient Engagement Platform features an easy to navigate, user friendly website enabling patients to explore new and ongoing studies available, opt-in and connect with their nearest clinical research site.
•One Search, an intuitive, integrated workflow and interrogation tool from ICON, enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.
•ADDPLAN for simulation and design of exploratory/pilot and confirmatory/pivotal adaptive clinical trials (ADDPLAN® DF (Dose Finder), ADDPLAN® Base, ADDPLAN® MC (Multiple Comparison) and ADDPLAN® PE (Population Enrichment)).
•AptivAdvantage which is an integrated platform comprising EDC, randomization and drug supply management specifically created for execution of adaptive clinical trials and used to deliver risk-based monitoring; and Aptiv Insite which is a novel approach to risk-based monitoring, using Verification by Statistical Sampling (VSS) to manage data quality and site related risks.
•Sample Inventory Management System (SIMS) is an interactive reporting module in ICOLabs for use by sponsors and study teams. It offers near real time, high level traceability of all patient samples in a clinical trial as they move from accessioning through disposition. SIMS provides detailed sample inventory reports and summaries of sample status and location with drill down capabilities. It helps locate samples more rapidly, particularly at critical study junctures.
•Virtual/Hybrid Trials. Utilizing a combination of ICON developed capabilities in conjunction with commercially available software, ICON brings trials directly to patients, thus allowing diverse and difficult to recruit patient populations to be accessed.
•APECS - for Investigator Payments ensures timely and accurate payments to sites for the work performed in the care and management of patients as they participate within clinical trials.

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

    The progress towards completion for clinical service contracts is measured based on total project costs (direct fees are therefore inclusive of third party costs). Reimbursable costs include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client. Reimbursable expenses are included within direct costs. Reimbursable expenses are included within the contract and are invoiced on a monthly basis based on actual expenses incurred. Expenses incurred are determined by reference to activity.

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

Risk Management

Our Chief Executive Officer and other executive officers are responsible for day-to-day risk management of the Company and our Board oversees management's activities through both the full Board and its committees. Our Chief Executive Officer and other executive officers are members of ICON’s Quality and Risk Forum, which reviews risk. Our executive officers regularly report to the Board and its Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The Board oversees general business and market risk management, our Audit Committee oversees risk management with respect to financial statements, accounting and financial controls and our Compensation and Organization Committee oversees risk management with respect to our compensation plans, policies and procedures. Internal audit reports functionally and administratively to our Chief Financial Officer and directly to the Audit Committee. With respect to non-financial risk management, including cybersecurity, legal compliance, privacy and enterprise risk, the Board and its Committees receive updates from the appropriate executives on the primary risks facing the Company and the measures the Company is taking to mitigate such risks.

Government Regulation

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
    We must retain records for each study for specified periods for inspection by the client and by the applicable regulatory authority during audits. If we fail to comply with applicable regulations and guidelines, it could result in a material adverse effect. In addition, our failure to comply with applicable regulations and guidelines, depending on the extent of the failure, could result in fines, debarment, termination or suspension of ongoing research, the disqualification of data or litigation by clients, any of which could also result in a material adverse effect.

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

    We try to reduce this potential liability by:

•Seeking contractual indemnification from customers in relation to certain activities. However, the terms and scope of indemnification varies from customer to customer and project to project and the performance of these indemnities is not secured. As a result, we bear the risk that indemnification may not be relevant or sufficient or that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. This indemnification does not protect us against our own acts or omissions such as our negligence or where our performance does not reach the required contractual, industry or regulatory standard.
•Maintaining worldwide professional liability insurance. While we believe our insurance coverage is adequate, there is no guarantee that we will continue to be able to maintain such insurance coverage on terms acceptable to us, if at all, or that the relevant policy will respond and provide cover when we want it to.

    We could be materially adversely affected if ICON is required to pay damages or bear the costs of defending or settling any claim outside the scope of or in excess of a contractual indemnification provision, an indemnifying party does not fulfill its indemnification obligations, the claim is in excess of the level of our insurance coverage or the relevant circumstances are not covered by our insurance policies.

 Description of Property

    Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters. We lease all other properties.

    We maintain thirty-three offices in North America; thirty in the United States, two in Canada and one in Mexico. We maintain thirty-seven in Europe; eleven of our offices in the UK, four in France, three each in Germany and Spain, two each in Italy, Ireland, and Poland and one in each of the Czech Republic, Hungary, Israel, Latvia, Romania, Russia, Sweden, The Netherlands, Turkey and the Ukraine. We have fifteen offices in Asia; four each in India and China (including one in Hong Kong), two in Japan, one in each of Singapore,The Philippines, South Korea, Taiwan and Thailand. We have one office in Australia and one in New Zealand. We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru. We maintain one office in South Africa.

C.Organizational Structure

    Details of the Company’s significant subsidiaries or entities under the Company's control at December 31, 2020 are as follows:

Company	Country	Group ownership
ICON Clinical Research, S.A.	Argentina	100%
ICON Clinical Research PTY Limited	Australia	100%
MedPass International Pty Ltd	Australia	100%
ICON Clinical Research Austria GmbH	Austria	100%
DOCS International Belgium N.V.	Belgium	100%
ICON Pesquisas Clínicas LTDA.	Brazil	100%
ICON Clinical Research EOOD	Bulgaria	100%
ICON Clinical Research (Canada) Inc.	Canada	100%
ICON Life Sciences Canada Inc.	Canada	100%
Oxford Outcomes LTD	Canada	100%
ICON Chile Limitada	Chile	100%
CRS (Beijing) Clinical Research Co., Limited	China	100%
ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%
ICON Clinical Research (Beijing) Co., Ltd	China	100%
ICON Clinical Research Hong Kong Limited	China (Hong Kong)	100%
Ispitivanja ICON d.o.o (ICON Research Ltd.)	Croatia	100%
ICON Clinical Research s.r.o.	Czech Republic	100%

Company	Country	Group ownership
DOCS International Nordic Countries A/S	Denmark	100%
DOCS International Finland Oy	Finland	100%
DOCS International France S.A.S.	France	100%
ICON Clinical Research SARL	France	100%
Mapi Développement SAS	France	100%
Mapi Research Trust*	France	100%
Mapi SAS	France	100%
MedPass International SAS	France	100%
MedPass SAS	France	100%
MPLR SAS	France	100%
DOCS International Germany GmbH	Germany	100%
ICON Clinical Research GmbH	Germany	100%
ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	Hungary	100%
ICON Clinical Research India Private Limited	India	100%
ICON Clinical Research Israel Limited	Israel	100%
ICON Japan K.K.	Japan	100%
ICON Investments Limited	Jersey	100%
ICON Clinical Research Korea Yuhan Hoesa (ICON Clinical Research Korea Ltd.)	Korea	100%
ICON CRO Malaysia SDN. BHD.	Malaysia	100%
ICON Clinical Research México, S.A. de C.V.	Mexico	100%
DOCS Insourcing B.V.	Netherlands	100%
DOCS International B.V.	Netherlands	100%
ICON Contracting Solutions Holdings B.V.	Netherlands	100%
ICON Clinical Research (New Zealand) Limited	New Zealand	100%
ICON Clinical Research Perú S.A.	Peru	100%
ICON Clinical Research Services Philippines, Inc.	Philippines	100%
DOCS International Poland Sp. z o.o.	Poland	100%
ICON Clinical Research Sp. z o.o.	Poland	100%
Symphony Clinical Research Sp. z o.o.	Poland	100%
Accellacare Limited	Republic of Ireland	100%
DOCS Resourcing Limited	Republic of Ireland	100%
ICON (LR) Limited	Republic of Ireland	100%
ICON Clinical International Unlimited Company	Republic of Ireland	100%
ICON Clinical Research Limited	Republic of Ireland	100%
ICON Clinical Research Property Development (Ireland) Limited	Republic of Ireland	100%
ICON Global Treasury Unlimited Company	Republic of Ireland	100%
ICON Holdings Unlimited Company	Republic of Ireland	100%
ICON Holdings Clinical Research International Limited	Republic of Ireland	100%
ICON Investments Five Unlimited Company	Republic of Ireland	100%
ICON Investments Four Unlimited Company	Republic of Ireland	100%
ICON Clinical Research S.R.L.	Romania	100%
ICON Clinical Research (Rus) LLC	Russia	100%
ICON Clinical Research d.o.o. Beograd	Serbia	100%
ICON Clinical Research (Pte) Limited	Singapore	100%
ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%
MeDiNova Merc Clinical Research (SA) Pty Limited	South Africa	100%
ICON Clinical Research España, S.L.	Spain	100%
MeDiNova Investigacion y Desarrollo S.L.	Spain	100%
DOCS International Sweden AB	Sweden	100%
DOCS International Switzerland GmbH	Switzerland	100%
ICON Clinical Research (Switzerland) GmbH	Switzerland	100%
ICON Clinical Research Taiwan Limited	Taiwan	100%

Company	Country	Group ownership
ICON Clinical Research (Thailand) Limited	Thailand	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%
DOCS Ukraine LLC	Ukraine	100%
ICON Clinical Research LLC	Ukraine	100%
DOCS International UK Limited	United Kingdom	100%
ICON Clinical Research (U.K.) Limited	United Kingdom	100%
ICON Development Solutions Limited	United Kingdom	100%
Mapi Life Sciences UK Limited	United Kingdom	100%
VSK (Kenilworth) Limited	United Kingdom	100%
MeDiNova Limited	United Kingdom	100%
MeDiNova Lakeside Clinical Research Limited	United Kingdom	100%
MeDiNova Merc (UK) Limited	United Kingdom	100%
Improving Treatments Limited	United Kingdom	100%
MedPass Group Limited	United Kingdom	100%
MedPass Limited	United Kingdom	100%
MedPass International Limited	United Kingdom	100%
Addplan, Inc.	USA	100%
Beacon Bioscience, Inc.	USA	100%
C4 MedSolutions, LLC	USA	100%
CHC Group, LLC	USA	100%
Complete Healthcare Communications, LLC	USA	100%
Complete Publication Solutions, LLC	USA	100%
CRN Holdings, LLC	USA	100%
Clinical Resource Network, LLC	USA	100%
CRN North America, LLC	USA	100%
DOCS Global, Inc.	USA	100%
Global Pharmaceutical Strategies Group, LLC	USA	100%
ICON Clinical Research LLC	USA	100%
ICON Early Phase Services, LLC	USA	100%
ICON Government and Public Health Solutions, Inc.	USA	100%
ICON Laboratory Services, Inc.	USA	100%
ICON US Holdings Inc.	USA	100%
Managed Care Strategic Solutions, L.L.C.	USA	100%
MMMM Consulting, LLC	USA	100%
MMMM Group, LLC	USA	100%
Molecular MD Corp.	USA	100%
PMG Research of Bristol, LLC	USA	100%
PMG Research of Charleston, LLC	USA	100%
PMG Research of Charlotte, LLC	USA	100%
PMG Research of Christie Clinic, LLC	USA	100%
PMG Research of Hickory, LLC	USA	100%
PMG Research of Raleigh, LLC	USA	100%
PMG Research of Rocky Mount, LLC	USA	100%
PMG Research of Salisbury, LLC	USA	100%
PMG Research of Wilmington, LLC	USA	100%
PMG Research of Winston-Salem, LLC	USA	100%
PMG Research, Inc.	USA	100%
Pricespective, LLC	USA	100%
PubsHub LLC	USA	100%
*Mapi Research Trust is an association, its members are ICON Subsidiary entities.

Item 4A.   Unresolved Staff Comments.

    Not applicable.

Item 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes and other financial information, appearing in Item 18. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2020 and December 31, 2019. Information related to the year ended December 31, 2018 has not been included. It can be found in the company's filing of the form 20-F for the year ended December 31, 2019.

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

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full-service” solution. At December 31, 2020, we employed approximately 15,730 employees, in 93 locations in 41 countries. During the year ended December 31, 2020 we derived approximately 33.1%, 57.1% and 9.8% of our revenue in the United States, Europe and Rest of World, respectively.

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

    Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2020 we had unsatisfied performance obligations of approximately $6.3 billion. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

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

    A.    Operating Results

    Assessment of COVID-19 impact on operating results

As a result of the global spread of COVID-19, the Company has experienced a net negative impact on its operations during the year. We have experienced restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or other service providers to travel, and our ability to travel, as a result of the outbreak. While we continue to see a gradual improvement in operations, at this point in time, there continues to be significant uncertainty relating to the long-term effect of COVID-19 on our business as the situation evolves. While our site network and office facilities have begun to re-open on a phased basis, the extent to which the outbreak may continue to impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of COVID-19, additional phases of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions and the effectiveness of actions taken throughout the world to contain and treat the disease.

However, ICON has mobilized its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company has seen some offsetting positive business impact from COVID-19 and is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

During the year ended December 31, 2020, ICON provided clinical trial services to the Pfizer and BioNTech SE investigational COVID-19 vaccine program. ICON worked with Pfizer and 153 sites in the US, Europe and Latin America to ensure over 44,000 patients were recruited within four months for phase 3 of the trial, during the global pandemic, in one of the largest and most expeditious clinical trials ever performed. Trial capabilities were key to enabling agility and speed in the global study, which included a high level of remote clinical monitoring and source data verification in addition to on-site monitoring, safeguarding data quality and integrity in the evolving pandemic environment.

Revenue for the year ended December 31, 2020 decreased by $8.6 million, or 0.3%, to $2,797.3 million, compared to $2,805.8 million for the year ended December 31, 2019. Revenue decreased by 0.5% in constant currency. The decrease in revenues in the year ended December 31, 2020 reflected the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel. This impact was most significant in late Q1 and early Q2 when the impact on sites was most pronounced. Certain cost saving measures were introduced in response to COVID-19 during this period. While the impact of COVID-19 and the resulting restrictions on travel and related operational activity continues, the Company has been involved in clinical monitoring and safety oversight on significant COVID-19 trials during quarters three and four. These activities have offset in part the negative impact on activity experienced during the year.

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2020	2019	2020
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	(0.3)%
Costs and expenses:
Direct costs	70.8%	70.4%	0.3%
Selling, general and administrative	12.2%	12.0%	1.5%
Depreciation	1.7%	1.6%	2.8%
Amortization	0.7%	0.6%	20.6%
Income from operations (excluding restructuring)	14.6%	15.4%	(5.5)%
Restructuring	0.6%	—%	100.0%
Income from operations (including restructuring)	14.0%	15.4%	(9.7)%

Year ended December 31, 2020 compared to year ended December 31, 2019

    Revenue

	Year Ended December 31,		Change
(dollars in thousands)	2020	2019	$	%
Revenue	$2,797,288	$2,805,839	$(8,551)	(0.3)%

    Revenue for the year ended December 31, 2020 decreased by $8.6 million, or 0.3%, to $2,797.3 million, compared to $2,805.8 million for the year ended December 31, 2019. Revenue decreased by 0.5% in constant currency. The decrease in revenues in the year ended December 31, 2020 reflected the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or other service providers to travel, and our ability to travel. This impact was most significant in late quarter one and early quarter two when the impact on sites was most significant. While the impact of COVID-19 and the resulting restrictions on travel and related operational activity continues, the Company has been involved in clinical monitoring and safety oversight on significant COVID-19 trials during quarters three and four which have offset in part the negative impact on activity experienced during the year.

    Revenues from our top five customers amounted to $1,092.8 million in the year ended December 31, 2020 compared to $1,055.3 million in the year ended December 31, 2019 or 39.1% and 37.6% respectively. The largest of these customers related to a strategic partnership with a large global pharmaceutical company. Revenue from this customer contributed 12.1% of revenue for the year, compared to 12.5% of revenue for the year ended December 31, 2019. The second largest customer, also a large global pharmaceutical company, accounted for less than 10% of the Group's revenue for the year ended December 31, 2020 compared to 10.2% of revenue for the year ended December 31, 2019.

    Revenue in Ireland decreased by $71.5 million in the year ended December 31, 2020, to $1,181.3 million, compared to $1,252.8 million for the year ended December 31, 2019. Revenue in Ireland during the year ended December 31, 2020 decreased by 5.7% compared to an overall decrease in Group revenue of 0.3%. Revenue in Ireland is principally a function of our global contracting model (see note 19 - Business segment and geographical information in the consolidated financial statements).

    Revenue for Rest of Europe increased by $28.0 million or 7.2%, to $416.9 million, compared to $388.9 million for the year ended December 31, 2019, principally reflecting the acquisition of MeDiNova in May 2019 and MedPass in January 2020.

    Revenue in the U.S. increased by $33.1 million or 3.7%, to $925.6 million, compared to $892.5 million for the year ended December 31, 2019, principally reflecting the acquisition of Symphony in September 2019.

    Revenue in our Rest of World (‘Other’) region increased by $2.0 million or 0.7%, to $273.5 million, compared to $271.6 million for the year ended December 31, 2019. Revenues in non-U.S. dollar operations in this region were impacted by foreign currency translation and the movement in local rates to the U.S. dollar over the comparative year.

    Direct costs

	Year Ended December 31,
(dollars in thousands)	2020	2019	Change
Direct costs	$1,979,883	$1,974,135	$5,748
% of revenue	70.8%	70.4%	0.3%

    Direct costs for the year increased by $5.7 million, or 0.3%, to $1,979.9 million, compared to $1,974.1 million for the year ended December 31, 2019. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the year arose due to an increase in headcount and a corresponding increase in personnel related expenditure of $80.7 million combined with an increase in other direct project related costs of $2.3 million, increases in laboratory costs of $12.5 million, partly offset by a decrease in third party investigator and other reimbursable costs of $84.7 million and a decrease in travel related costs of $5.1 million.

    Selling, general and administrative expenses

	Year Ended December 31,
(dollars in thousands)	2020	2019	Change
Selling, general and administrative expenses	$341,690	$336,748	$4,942
% of revenue	12.2%	12.0%	1.5%

    Selling, general and administrative expenses for the year increased by $4.9 million, or 1.5%, to $341.7 million, compared to $336.7 million for the year ended December 31, 2019. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses increased to 12.2% of revenue, compared to 12.0% of revenue for the year ended December 31, 2019. During the year, the increase in selling, general and administrative expenses relates to an increase in general overhead costs net of foreign exchange costs of $2.8 million, an increase of $5.2 million in facilities related costs, an increase of $0.5 million in professional fees and an increase of $0.4 million in personnel related costs. These increases were partly offset by a decrease of $3.3 million in acquisition costs and a decrease of $0.7 million in marketing fees.

    Share based compensation expense recognized during the years ended December 31, 2020 and December 31, 2019 was $26.3 million and $26.8 million respectively (see note 10 - Equity Incentive Schemes and Stock Compensation Charges to the consolidated financial statements).

    Depreciation and amortization

	Year Ended December 31,
(dollars in thousands)	2020	2019	Change
Depreciation	$46,892	$45,603	$1,289
% of revenue	1.7%	1.6%	2.8%
Amortization	$19,234	$15,947	$3,287
% of revenue	0.7%	0.6%	20.6%

    Depreciation expense for the year increased by $1.3 million or 2.8%, to $46.9 million, compared to $45.6 million for the year ended December 31, 2019. The depreciation charge reflects investments in facilities, information systems and equipment supporting the Company’s continued growth. As a percentage of revenue, the depreciation expense increased to 1.7% of revenues, compared to 1.6% for the year ended December 31, 2019.  Amortization expense for the year increased by $3.3 million or 20.6%, to $19.2 million, compared to $15.9 million for the year ended December 31, 2019. The amortization expense represents the amortization of intangible assets acquired in business combinations. The increase in amortization expense for the year reflects the amortization of newly acquired intangibles arising on the acquisition of MMD, MeDiNova, Symphony and MedPass. These increases were partly offset by the completion of amortization on other assets. As a percentage of revenue, the amortization expense increased to 0.7%, compared to at 0.6% of revenue for the year ended December 31, 2019.

    Restructuring costs

	Year Ended December 31,
(dollars in thousands)	2020	2019	Change
Restructuring	$18,089	$—	$18,089
% of revenue	0.6%	—%	100.0%

    During the year ended December 31, 2020 the Company implemented a restructuring plan to improve operating efficiencies resulting in recognition of a restructuring charge of $18.1 million. The restructuring plan reflected resource rationalization across the business to improve resource utilization. There was no restructuring charge during the year ended December 31, 2019 (see note 14 - Restructuring charges to the consolidated financial statements).

    Income from operations

	Year Ended December 31,
(dollars in thousands)	2020	2019	Change
Income from operations (incl. restructuring)	$391,500	$433,406	$(41,906)
% of revenue	14.0%	15.4%	(9.7)%
Income from operations (excl. restructuring)	$409,589	$433,406	$(23,817)
% of revenue	14.6%	15.4%	(5.5)%

    As a result of the above, income from operations decreased by $41.9 million, or 9.7%, to $391.5 million ($409.6 million excluding restructuring), compared to $433.4 million ($433.4 million, excluding restructuring charges) for the year ended December 31, 2019. As a percentage of revenue, income from operations decreased to 14.0% (14.6% excluding restructuring) of revenues compared to 15.4% of revenues for year ended December 31, 2019.

    Income from operations in Ireland decreased by $37.8 million or 12.0% ($18.9 million or 6.0% excluding restructuring) to $276.5 million ($295.4 million excluding restructuring), compared to $314.3 million ($314.3 million excluding restructuring) for the year ended December 31, 2019. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model and the centralization of intragroup financing activities in Ireland.

    In the Rest of Europe region, income from operations decreased by $2.2 million ($2.6 million excluding restructuring), to $35.8 million ($35.4 million excluding restructuring), compared to $38.0 million ($38.0 million excluding restructuring) for the year ended December 31, 2019. As a percentage of revenues, income from operations in the Rest of Europe region decreased to 8.6% (8.5% excluding restructuring), compared to 9.8% for the year ended December 31, 2019.

    In the U.S. region, income from operations decreased by $2.3 million ($2.6 million excluding restructuring), or 3.7%, to $58.0 million compared to $60.3 million for the year ended December 31, 2019. As a percentage of revenues, income from operations in the U.S. region decreased to 6.3% (6.2% excluding restructuring) compared to 6.8% for the year ended December 31, 2019.

    In other regions, income from operations increased by $0.4 million ($0.3 million excluding restructuring), to $21.2 million, compared to $20.9 million for the year ended December 31, 2019. As a percentage of revenues, income from operations in the other regions increased to 7.8% (7.7% excluding restructuring), compared to 7.7% for the year ended December 31, 2019.

    Interest income and expense

	Year Ended December 31,		Change
(dollars in thousands)	2020	2019	$	%
Interest income	$2,724	$6,859	$(4,135)	(60.3)%
Interest expense	$(13,019)	$(13,276)	$257	(1.9)%

    Interest expense decreased to $13.0 million compared to $13.3 million for the year ended December 31, 2019. No amounts were drawn down on the revolving credit facility during the year ended December 31, 2020 or the year ended December 31, 2019. Interest income for the year ended December 31, 2020 decreased to $2.7 million, compared to $6.9 million for the year ended December 31, 2019. This reflects reduced returns on cash and cash equivalents.

    Income tax expense

	Year Ended December 31,		Change
(dollars in thousands)	2020	2019	$	%
Income tax expense (including restructuring)	$47,875	$51,133	$(3,258)	(6.4)%
Effective income tax rate (including restructuring)	12.6%	12.0%
Income tax expense (excluding restructuring)	$50,136	$51,133	$(997)	(1.9)%
Effective income tax rate (excluding restructuring)	12.6%	12.0%

    Provision for income taxes for the year decreased to $47.9 million ($50.1 million excluding restructuring) compared to $51.1 million for the year ended December 31, 2019. The Company’s effective tax rate for the year ended December 31, 2020 was 12.6% (12.6% excluding restructuring) compared to 12.0% for the year ended December 31, 2019. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

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

    The reconciliation between net income attributable to the Group per the Statement of Operating Income and the net income used to calculate net income per ordinary share attributable to the Group is as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	$ in thousands
Net income attributable to the Group	332,331	373,986	322,656
Noncontrolling interest adjustment to redemption amount	(4,522)	(5,048)	—
Net income attributable to the Group (including NCI redemption adjustment)	327,809	368,938	322,656

    The net income per Ordinary Share attributable to the Group and adjusted net income per Ordinary Share attributable to the Group reflecting the noncontrolling interest adjustment to redemption amount is as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic (GAAP)	6.20	6.85	5.96
Diluted (GAAP)	6.15	6.79	5.89

Adjusted net income per Ordinary Share attributable to the Group (excluding NCI redemption adjustment):
Adjusted basic (non-GAAP)	6.29	6.94	5.96
Adjusted diluted (non-GAAP)	6.24	6.88	5.89

Non-GAAP Financial Measure

    We consider this non-GAAP financial measure to be a useful supplemental measure of our operating performance. A non-GAAP financial measure is a measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP. Described below is the non-GAAP financial measure used by management to evaluate our operating performance and that we consider more useful to investors.

    The non-GAAP financial measures we present in this Form 20-F may not be comparable to those presented by other companies due to the fact that not all companies use the same definitions. In Item 5, we have presented Net income per Ordinary Share attributable to the Group (GAAP) and Adjusted Net income per Ordinary Share attributable to the Group (non-GAAP). We have provided a reconciliation between the non-GAAP financial measure and its closest comparable GAAP measure being the Net income per Ordinary Share attributable to the Group. The reconciliation reflects one reconciling item for the adjustment of the MeDiNova noncontrolling interest balance to its redemption value. We believe providing the Adjusted Net income per Ordinary Share attributable to the Group (non-GAAP) provides better insight into the performance of the Company and enhances comparability with previous financial performance of the Company. The noncontrolling interest in MeDiNova is a non-recurring item. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. No additional noncontrolling interest adjustment was recorded after the exercise of the call option on the outstanding shares on March 9, 2020.

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

Cash and cash equivalents and borrowings (net)

	Balance December 31, 2019	Drawn down/ (repaid)*	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2020
$ in thousands
Cash and cash equivalents	520,309	—	313,126	—	6,870	840,305
Available for sale investments	49,628	—	(47,902)	3	—	1,729
Private placement notes	(349,640)	—	—	1,163	—	(348,477)
	220,297	—	265,224	1,166	6,870	493,557
*On December 8, 2020, $350.0 million was drawn down in respect of the 2020 Senior Notes. On December 15, 2020, $350.0 million was repaid in respect of the maturity of the 2015 Senior Notes. As a result, bank credit lines and loan facilities disclosed on the Consolidated Balance Sheets have moved from current to non-current for the year ended December 31, 2020.

    The Company’s cash and available for sale investments at December 31, 2020 amounted to $842.0 million compared with cash and available for sale investments of $569.9 million at December 31, 2019. The Company’s cash and short term investment balances at December 31, 2020 comprised cash and cash equivalents $840.3 million and short-term investments $1.7 million. The Company’s cash and short term investment balances at December 31, 2019 comprised cash and cash equivalents $520.3 million and short-term investments $49.6 million.

    On December 15, 2015, ICON Investments Five Unlimited Company issued senior notes, '2015 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. Interest payable was fixed at 3.64% and in October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the 2015 Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the 2015 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. The cash proceeds, representing the realized gain on the interest rate hedge, were received on maturity in November 2015. The 2015 Senior Notes matured on December 15, 2020 and were repaid in full.

On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million which will mature on December 8, 2023 and Series B Notes of $75.0 million which will mature on December 8, 2025. Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. The interest is payable semi-annually on the 2020 Senior Notes on each June 8 and December 8, which will commence on June 8, 2021. The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow on maturity in July 2020 of $0.9 million, representing the realized loss on the interest rate hedge.

On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions. The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. We continue to monitor the phasing out of LIBOR which is currently scheduled to begin in 2021. We have engaged with our lenders on the implications of the change. In the absence of an agreed new rate, documents continue to be negotiated using LIBOR. We will continue to engage with our lenders in respect of the requirement for a new rate and seek an amendment letter at that point. No amounts were drawn at December 31, 2020, or at December 31, 2019, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at December 31, 2020 and at December 31, 2019 were $150.0 million.

We expect to spend approximately $60 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations, existing cash balances and funds available under negotiated facilities. In the future, we may continue to consider acquiring businesses to enhance our service offerings and global presence. Any such acquisitions could require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

In connection with the purchase consideration to acquire a 100% interest in Symphony Clinical Research in September 2019, the Company recognized a contingent liability of $2.5 million at December 31, 2019. This amount was payable to the vendors, contingent upon Symphony Clinical Research attaining certain financial targets up to March 31, 2020. This was finalized during the year and $0.5 million was paid in settlement of this. The change in fair value has been recorded in the selling, general and administrative expense line of the Consolidated Statement of Operations.

In connection with the acquisition of 60% of the share capital in MeDiNova in May 2019, the vendors had a right to sell the remaining shares exclusively to ICON during 2020. The cash consideration payable to redeem this 40% noncontrolling interest was linked to the earnings performance of MeDiNova for the twelve month period ending 31 March 2020. On March 9, 2020 ICON exercised its call option on the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability of $44.7 million was recognized, representing the assessment of the redemption value of the noncontrolling interest. The liability was settled on July 17, 2020 for $43.9 million.

The Company continues to maintain strong liquidity and we do not expect COVID-19 to have a significant impact on our overall liquidity position. Based on our current operating plan, the Group believes it has adequate liquidity to satisfy the cash needs for at least the next 12 months. The Group has historically funded its operations, including acquisitions, mainly with its working capital, cash flow generated from operations and debt facilities as appropriate.

Cash flows

Net cash from operating activities

    Net cash provided by operating activities was $568.0 million for the year ended December 31, 2020 compared with net cash provided by operating activities of $412.5 million for the year ended December 31, 2019.

    The dollar value of working capital balances and the related number of days’ revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. The number of days’ revenue outstanding at December 31, 2020 was 57 days compared to 72 days at December 31, 2019. This reflects the timing of cash collections and individual contractual terms. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Billed and unbilled revenue also includes amounts recoverable from customers in respect of reimbursable costs. Amounts recorded as accrued to investigators and others in respect of reimbursable expenses were $138.2 million at December 31, 2020 and $142.6 million at December 31, 2019 (see note 7 - Other liabilities in the consolidated financial statements). Contractual terms with our customers require ICON to receive and discharge payment to third parties prior to billing the customer for these items. During the year, unearned revenue increased to $660.9 million from $367.0 million at December 31, 2019 (see note 17 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) in the consolidated financial statements). These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. In accordance with the contractual terms of certain of our larger vaccine trials, amounts have been billed in advance of revenue recognized. These advance billings have resulted in the significant increase in unearned revenue at 31 December 2020.

Cash generated from operations, and days’ revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Net cash used in investing activities

    Net cash used in investing activities was $46.6 million for the year ended December 31, 2020 compared to net cash used in investing activities of $162.0 million for the year ended December 31, 2019. Net cash used in investing activities the year ended December 31, 2020 was largely attributable to cash outflows on the acquisition of MedPass of $47.6 million on January 22, 2020, cash outflows of $0.3 million in relation to the working capital adjustment on the acquisition of Symphony which was acquired on September 24, 2019, cash outflows of $0.5 million in relation to the contingent consideration paid for Symphony in the period and a cash inflow of $0.5 million in relation to the working capital adjustment for MeDiNova which was acquired on May 23, 2019. These amounts were offset in part by cash acquired of $10.2 million. A cash outflow of $2.5 million was made in respect of the Company's investment in Oncacare. During the year, capital expenditure of $51.1 million was made mainly related to investment in facilities and IT infrastructure. In addition, $47.9 million was generated by the sale of short term investments and $3.2 million was used for the purchase of investments in equity.
    In December 2019, net cash used in investing activities of $162.0 million was largely attributable to cash outflows on the acquisitions of MMD of $42.2 million on January 25, 2019, cash outflows on the acquisition of MeDiNova on May 23, 2019 of $54.1 million and cash outflows on the acquisition of Symphony on September 24, 2019 of $35.0 million. These were offset in part by cash acquired of $11.7 million. During the year, capital expenditure of $50.6 million was made mainly related to the investment in facilities and IT infrastructure. In addition, $21.7 million was generated by the sale of short term investments, $9.6 million was used for the purchase of short term investments and $3.9 million was used for the purchase of investments in equity.

Net cash used in financing activities

    Net cash outflow from financing activities amounted to $208.3 million for the year ended December 31, 2020 compared with net cash outflow from financing activities of $125.4 million for the year ended December 31, 2019. Cash outflows in respect of financing activities includes consideration paid by the Company for share buybacks pursuant to the Company’s share repurchase program totaling $175.0 million in the year ended December 31, 2020 compared to $146.9 million in the year ended December 31, 2019 (see note 12 - Share Capital in the consolidated financial statements). In December 2020, $350.0 million was received in respect of the issue of the 2020 Senior Notes and $350.0 million was paid in respect of the repayment of the 2015 Senior Notes. Finance costs in respect of the issue of the 2020 Senior Notes were $1.6 million and there was a cash outflow of $0.9 million in respect of the loss on settlement of the interest rate hedge on the 2020 Senior Notes. There were cash outflows of $43.9 million in relation to the purchase of the remaining share capital in MeDiNova. In addition, $13.2 million was received by the Company from the exercise of share options.

Net cash outflow
    As a result of these cash flows, cash and cash equivalents increased by $320.0 million for the year ended December 31, 2020 compared to an increase of $124.5 million for the year ended December 31, 2019.

C.     Research and development, patents and licenses

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

D.     Trend information

    Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, or commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.     Off-balance sheet arrangements

Not applicable.

F.     Contractual obligations table

The following table represents our principal contractual obligations and commercial commitments as of December 31, 2020:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S.$ in millions)
Operating lease obligations	$90.5	$26.2	$37.6	$16.2	$10.5
Onerous lease obligations	6.2	2.6	2.9	0.3	0.4
Senior Notes	350.0	—	275.0	75.0	—
Interest on Senior Notes	28.3	8.2	16.4	3.7	—
Current and Non-current tax liabilities	17.4	3.2	7.7	6.5	—
Total (U.S.$ in millions)	$492.4	$40.2	$339.6	$101.7	$10.9

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

    Clinical trial services are a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. An assessment of the realizable contract value is judgmental in nature. The realizable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

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

Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year ended December 31, 2020 (or previously)
Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (Topic 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the previous incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance was applied on a modified retrospective approach and was effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2016-13 did not have a significant impact on the financial statements.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13 'Fair Value Measurement - Disclosure Framework (Topic 820)'. The updated guidance requires entities to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Amendments in this guidance also require disclosure of transfers into and out of Level 3 of the fair value hierarchy, purchases and issues of Level 3 assets and liabilities, and clarify that the measurement uncertainty disclosure is about the uncertainty in measurement as of the reporting date. The guidance removed requirements to disclose the amounts and reasons for transfers between Level 1 and Level 2, policy for timing between of transfers between levels, and the valuation processes for Level 3 fair value measurements. The updated guidance is effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2018-13 did not have a significant impact on the financial statements.

    Other Pronouncements
    We have reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effective dates during the periods reported. The following relevant ASUs have also been adopted in 2020:

ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU was issued on March 12, 2020 and applies only to contracts or transactions entered into or evaluated before December 31, 2022. This ASU was effective and adopted upon issuance. The adoption of ASU 2020-04 did not have a significant impact on the financial statements.

In August 2018, the FASB issued ASU 2018-15 'Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350)'. The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for the Group for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years and was applied prospectively to all relevant implementation costs incurred after the adoption date. The adoption of ASU 2018-15 did not have a significant impact on the financial statements.

In November 2019, the FASB issued ASU 2019-08 'Codification Improvements—Share-Based Consideration Payable to a Customer'. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in ASC 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with ASC 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in ASC 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The amendments in this update are effective for the Group for fiscal years beginning after December 15, 2019. The adoption of ASU 2019-08 did not have a significant impact on the financial statements.

In August 2018, the FASB issued ASU 2018-14 'Compensation - Retirement Benefits - Defined Benefit Plans (Topic 715)'. The updated guidance requires additional disclosures of weighted-average interest crediting rates for cash balance plans and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation. Amendments in the guidance also clarify the requirement to disclose the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets. The same disclosure is needed for the accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. The guidance removes certain previous disclosure requirements no longer considered cost beneficial. The amendments are effective for fiscal years ending after December 15, 2020, with early adoption permitted. The adoption of ASU 2018-14 did not to have a significant impact on the financial statements.
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

Impact of new accounting pronouncements which will be adopted during fiscal year ended December 31, 2021
    In August 2020, the FASB issues ASU 2020-06 ‘Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity’ which removes the separation models in ASC 470 ‘Debt’ for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. The ASU also removes from ASC 815 ‘Derivatives and Hedge Accounting’ certain conditions for equity classification for contracts on an entity’s own equity. This ASU can be adopted using either the retrospective approach or the modified retrospective approach and is effective for the Group for fiscal years ending after December 15, 2021. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. This ASU is not expected to have a significant impact on the financial statements.

In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the amendments in this ASU on a prospective basis, except where the required method of adoption is retrospective or modified retrospective. ASU 2019-12 is effective for the Company for fiscal years commencing on or after December 15, 2020. This ASU is not expected to have a significant impact on the financial statements.

In January 2020, the FASB issued ASU 2020-01, 'Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)'. ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be remeasured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied on a prospective basis. Early adoption is permitted. The adoption of this ASU is not expected to have a significant impact of the financial statements.
Impact of other new accounting pronouncements
    No other new accounting pronouncement issued or effective has had, or is expected to have, a significant impact on the Company’s consolidated financial statements.
Inflation

    We believe that the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Item 6. Directors, Senior Management and Employees.

A.Directors and Senior Management

    The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 24, 2021.

Name	Age	Position
Ciaran Murray	58	Chairman and Director
Dr. Steve Cutler (1)(5)	60	Chief Executive Officer and Director
Brendan Brennan (1)(5)	42	Chief Financial Officer
Rónán Murphy (2)(3)(5)	63	Lead Independent Director
Professor Hugh Brady (3)	61	Director
Dr. John Climax	68	Director
Joan Garahy (2)(4)	58	Director
Professor William Hall (2)(4)	71	Director
Eugene McCague (3)(4)	62	Director
Julie O'Neill	55	Director
Mary Pendergast (2)	70	Director
Diarmaid Cunningham	46	Chief Administrative Officer, General Counsel & Company Secretary

(1)Named Executive Officer of the Company.
(2)Member of Compensation and Organization Committee.
(3)Member of Audit Committee.
(4)Member of Nominating and Governance Committee.
(5)Member of Execution Committee.

    Ciaran Murray
    Mr. Ciaran Murray graduated with a Bachelor of Commerce degree from University College Dublin in 1982. Mr. Murray subsequently qualified as a chartered accountant with PwC. Following qualification, Mr. Murray gained extensive global experience working as an executive in the fast moving consumer goods and technology sectors in Ireland, Italy, the UK and the US.
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
    University College Dublin awarded Mr. Murray an honorary degree of Doctor of Laws in 2013 for his support of third level research and innovation in Ireland. In 2018, the Royal Dublin Society awarded Mr. Murray the RDS Gold Medal for Enterprise for making an exceptional impact on Irish industry and commerce. Mr. Murray is also a member of the advisory Board of UCD Smurfit Business School.

    Dr. Steve Cutler
    Dr. Steve Cutler was appointed Chief Executive Officer of ICON plc in March 2017, having previously served as Chief Operating Officer from January 2014. Dr. Cutler served as Group President Clinical Research Services since November 2011 until his appointment as Chief Operating Officer. Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company, Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe, as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. Dr. Cutler holds a B.Sc. and a Ph.D. from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

    Brendan Brennan
    Mr. Brendan Brennan has served as Chief Financial Officer since February 2012. Mr. Brennan has developed his career over the last 22 years from experience in various industries. Mr. Brennan joined ICON in 2006 and he has served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. Prior to this he developed his broad financial experience in Cement Roadstone Holdings, a major Irish building materials organization. Mr. Brennan spent a number of years in public accounting with PwC prior to this. Mr. Brennan is a Fellow of the Institute of Chartered Accountants in Ireland and holds a bachelor’s degree in Accounting and Finance from Dublin City University. Over his years in the CRO industry, Mr. Brennan has been involved in many industry organizations and developments including ACRO (Association of Clinical Research Organizations) where he was the founding Chairman of the industry CFO round table group, a group formed to aid CROs dealing with the various industry challenges. Mr. Brennan held the position of Chairman of the round table from its foundation in 2017 to December 31, 2019.
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
    Joan Garahy
    Ms. Joan Garahy was appointed as an outside Director of the Company in November 2017. Ms. Garahy is a Non-Executive Director of Kerry Group plc, Irish Residential Properties REIT plc and IPB Insurance CLG. Ms. Garahy’s previous executive roles include founder and managing director of ClearView Investment & Pensions Limited, a financial advisory company, managing director of HBCL Investment & Pensions Ltd, Director of investments at HC Financial Services Group, head of research at the Irish National Pension Reserve Fund, head of research at Hibernian Investment Managers and her equity analyst roles with Goodbody Stockbrokers and NCB Group. Ms. Garahy was also previously a Non-Executive Director of Galway University Foundation and she is currently a member of the board of The Irish Chamber Orchestra. Ms. Garahy holds a Bachelor of Science degree from University College Galway and a Master of Science from University College Dublin.
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
    Eugene McCague
    Mr. Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of FLY Leasing Limited, an aircraft leasing company listed on the New York Stock Exchange, the board of the Irish branch of AON Insurance. He also serves as chairman of Ibec, Ireland’s leading business representative association. Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of the Dublin Institute of Technology, chairman of the Dublin Institute of Technology Foundation and chairman of the governing authority of University College Dublin. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.
    Julie O’Neill
    Ms. Julie O’Neill has served as a outside Director of ICON plc since July 2019. Ms. O’Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O’Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. Ms. O’Neill serves as a Board Member of DBV Technologies, Hookipa Pharma Inc. and ILC Dover and is also on the board of Ireland’s National Institute for Bioprocessing Research and Training. Ms. O’Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland. Ms. O'Neill is also a member of the Strategy Committee of the State Claims Agency.

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
    Diarmaid Cunningham
    Mr. Diarmaid Cunningham is Chief Administrative Officer, General Counsel, Executive Vice President and Company Secretary. Mr. Cunningham joined the Company as General Counsel in November 2009. From 2009 until 2013, Mr. Cunningham was based in the Company’s global headquarters in Dublin. In 2013, Mr. Cunningham was seconded to the Company’s US headquarters in Pennsylvania and that secondment ended in 2018 when Mr. Cunningham returned to Dublin. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel. This expansion of his role means Mr. Cunningham has responsibility to the Company’s Quality Assurance, Client Contracts Services, Facilities and Procurement groups in addition to his responsibility for the Company’s Legal group. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997, qualified as a lawyer in 2001 and completed the Stanford Executive Program at Stanford University in California in 2015. Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013, 2014 and 2020 and has been appointed again for 2021. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. Prior to joining the Company, Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms. In January 2021, Mr. Cunningham was appointed as a non-executive director of the Irish charity The Jack & Jill Foundation.

B.Compensation

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

As a result of the impact of Covid-19 on operations, the Company introduced a number of cost containment measures during the year. One of the measures was to introduce a temporary salary reduction for all employees and the reduction of fees for outside Directors from mid-April 2020. The Chairman and CEO received a 40% reduction in fees and base salary and the CFO and each outside Director (excluding the Board Chairman) received a reduction of 30% of base salary and fees respectively. These reductions were kept under continual review and were suspended in September 2020. The reductions were reversed and paid in full prior to year-end.

Outside Directors’ remuneration

    Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. During 2020, each outside Director (excluding the Board Chairman) was paid an annual retainer of $65,000 and additional fees for Board Committee service.

    Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to the outside Director role of Chairman. The arrangements with the Chairman of the Board provide for payment of €300,000 (translated at average rate for the year: $340,710) annually.

    Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019 and receives an additional annual fee of $25,000 for this role.

    Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets outside Directors' remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

    Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 50% and 100% with actual pay outs for 2020 ranging from 25% to 70% of salary based on group and individual performance.

    A total bonus of $1.1 million was awarded to the following individuals; Dr. Steve Cutler Chief Executive Officer ($0.8 million) and Mr. Brendan Brennan Chief Financial Officer ($0.3 million) to reflect their contribution to the performance of the Company during 2020. These amounts were approved by the Compensation and Organization Committee and will be paid during the year ended December 31, 2021.

    The Company’s executives are eligible to receive equity incentives, including stock options, Restricted Share Units and Performance Share Units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants. In addition, the Committee may, at its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The equity awards granted to each participant are determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants.

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

Executive Compensation
Summary compensation table - Year ended December 31, 2020

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2020	1,172	793	171	31	2,167	6,453	44	8,664

Brendan Brennan, Chief Financial Officer	2020	562	253	70	29	914	1,366	—	2,280
Total	2020	1,734	1,046	241	60	3,081	7,819	44	10,944

Summary compensation table - Year ended December 31, 2019

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2019	1,112	949	178	31	2,270	5,355	44	7,669

Brendan Brennan, Chief Financial Officer	2019	536	271	67	26	900	1,336	—	2,236
Total	2019	1,648	1,220	245	57	3,170	6,691	44	9,905

Director Compensation
Summary compensation table - Year ended December 31, 2020

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2020	—	—	—	—	200	328	528
Steve Cutler	2020	1,172	171	824	2,167	6,453	44	8,664
Rónán Murphy	2020	—	—	—	—	240	122	362
Hugh Brady	2020	—	—	—	—	290	77	367
John Climax	2020	—	—	—	—	290	65	355
Joan Garahy	2020	—	—	—	—	200	97	297
William Hall	2020	—	—	—	—	290	90	380
Eugene McCague	2020	—	—	—	—	200	97	297
Julie O'Neill	2020					213	65	278
Mary Pendergast	2020	—	—	—	—	290	77	367
Total	2020	1,172	171	824	2,167	8,666	1,062	11,895

Summary compensation table - Year ended December 31, 2019

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2019	—	—	—	—	200	343	543
Steve Cutler	2019	1,112	178	980	2,270	5,355	44	7,669
Rónán Murphy *	2019	—	—	—	—	240	122	362
Hugh Brady	2019	—	—	—	—	330	77	407
John Climax	2019	—	—	—	—	330	65	395
Joan Garahy	2019	—	—	—	—	200	96	296
William Hall	2019	—	—	—	—	330	94	424
Dermot Kelleher**	2019	—	—	—	—	980	37	1,017
Eugene McCague	2019	—	—	—	—	200	87	287
Declan McKeon**	2019	—	—	—	—	980	51	1,031
Julie O'Neill***	2019					87	29	116
Mary Pendergast	2019	—	—	—	—	330	77	407
Total	2019	1,112	178	980	2,270	9,562	1,122	12,954
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

Directors’ and Executive Officers’ service agreements and letters of engagement

    Mr. Ciaran Murray

    Mr. Ciaran Murray has served as Chairman of the Board of Directors since May 2018 having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as a Director of the Company since September 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to Chairman. The current arrangement with Mr. Murray provides for the payment to him of fees of $340,710 (€300,000) per annum in respect of his position as Chairman. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. As Chief Financial Officer, Chief Executive and Executive Chairman, Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units. The vesting of the ordinary share options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018 were accelerated and the outstanding ordinary share options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeited on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018. He was previously granted and held at February 24, 2021 58,646 ordinary share options at exercise prices ranging from $71.95 to $125.74 per share and 1,201 Restricted Share Units, which vest in May 2021.

    Dr. Steve Cutler

    Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 12 months’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,133,248 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 24, 2021 135,555 ordinary share options at exercise prices ranging from $71.95 to $159.33 per share, 21,062 Restricted Share Units which vest on various dates between March 2021 and March 2023 and 38,778 (up to a maximum of 77,556) Performance Share Units which vest between March 2021 and March 2023 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

    Mr. Brendan Brennan

    Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment, he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $561,112 (€494,067) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 24, 2021 55,373 ordinary share options at exercise prices ranging from $71.95 to $159.33 per share, 4,649 Restricted Share Units, which vest on various dates between March 2021 and March 2023, and 8,688 (up to a maximum of 17,376) Performance Share Units which vest between March 2021 and March 2023 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board. The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

    Mr. Rónán Murphy

    Mr. Rónán Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The arrangements with Mr. Murphy continue to provide for the payment to him of Directors fees of $122,500 per annum. He was previously granted and held at February 24, 2021 9,622 ordinary share options at an exercise prices ranging from $90.03 to $125.74 and 1,201 Restricted Share Units, which vest in May 2021.

    Professor Hugh Brady

    Professor Hugh Brady has served as an outside Director of the Company since April 2014. The arrangements with Professor Brady provide for the payment to him of Directors fees of $77,500 per annum. He was previously granted and held at February 24, 2021 5,192 ordinary share options at exercise prices ranging from $65.60 to $90.03 and 1,201 Restricted Share Units, which vest in May 2021.

    Dr. John Climax

    Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The arrangements with Dr. Climax provide for the payment to him of Directors fees of $65,000 per annum. He was previously granted and held at February 24, 2021 45,755 ordinary share options at exercise prices ranging from $32.37 to $125.74 per share and 1,201 Restricted Share Units, which vest in May 2021.

    Ms. Joan Garahy

    Ms. Joan Garahy has served as an outside Director of the Company since November 2017. The arrangements with Ms. Garahy provide for the payment to her of Directors fees of $97,500 per annum. She was previously granted and held at February 24, 2021 5,005 ordinary share options at an exercise price of $125.74 and 1,201 Restricted Share Units, which vest in May 2021.

    Professor William Hall

    Professor William Hall has served as an outside Director of the Company since February 2013. The arrangements with Professor Hall provide for the payment to him of Directors fees of $90,000 per annum. He was previously granted and held at February 24, 2021 5,192 ordinary share options at exercise prices ranging from $65.60 to $90.03 and 1,201 Restricted Share Units, which vest in May 2021.

    Mr. Eugene McCague

    Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The arrangements with Mr. McCague provide for the payment to him of Directors fees of $97,500 per annum. He was previously granted and held at February 24, 2021 5,005 ordinary share options at an exercise price of $125.74 and 1,201 Restricted Share Units, which vest in May 2021.

    Ms. Julie O'Neill

    Ms. Julie O'Neill was appointed an outside Director of the Company in July 2019. The arrangements with Ms. O'Neill provide for the payment to her of Directors fees of $65,000 per annum. She was previously granted and held at February 24, 2021 1,201 Restricted Share Units, which vest in May 2021.

    Ms. Mary Pendergast

    Ms. Mary Pendergast has served as an outside Director of the Company since February 2014. The arrangements with Ms. Pendergast provide for the payment to her of Directors fees of $77,500 per annum. She was previously granted and held at February 24, 2021 43,255 ordinary share options at exercise prices ranging from $40.83 to $125.74 and 1,201 Restricted Share Units, which vest in May 2021.

C.Board Practices

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

    As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2020 the Board held five board meetings. During 2020, in response to the global pandemic, those meetings were held virtually. All Directors allocated sufficient time to the Company during the year ended December 31, 2020 to effectively discharge their responsibilities to the Company.

Directors’ retirement and re-election

    The Company’s Constitution provides that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2021, it is anticipated that 3 Directors will retire in accordance with the Constitution and offer themselves for re-election. The Board of Directors adopted a Non-Executive Director Policy for Service on April 24, 2018, the Policy was amended on April 21, 2020 which provides that, subject to individual waiver by the Board, an outside Director of ICON plc shall serve on the Board of the Directors for an initial term which expires at the fourth annual general meeting after their appointment. Each outside director may serve a further term of 3 years, subject to the Board’s approval. After the second 3 year term the Board may request that the outside Director serve up to 3 further terms of 1 year each. After a third 1 year term the Board may request that the outside director serve for further 1 year terms in the event that the Board has particular requirement or desire for the outside director’s skill, knowledge or experience. For an outside Director who previously served as an executive of the Company, the initial 3 year term referred to in this policy is deemed to commence on the date that he/she is determined to be independent as per the NASDAQ Rules. This policy does not apply to Dr. John Climax as he is a founder of the Company.

Lead Independent Director

    The Board of Directors adopted a Lead Independent Director Charter on February 14, 2017 which provides that in circumstances where the Chairman of the Board is not independent, the independent members of the Board of Directors shall appoint, from among their number, a Lead Independent Director. The Lead Independent Director shall generally assist in optimizing the effectiveness and independence of the Board of Directors by performing such duties as described in the charter, on behalf of the Board of Directors, including coordinating the meetings of the other non-employee and independent directors, and such other duties as determined from time to time by the Board of Directors and/or its independent members. Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019.

Board Committees

    The Board has delegated some of its responsibilities to Board Committees. There are four permanent Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board Committees. The Audit Committee, Compensation and Organization Committee and Nominating and Governance Committee each completed a self-evaluation of the performance of the Committee during the year ended December 31, 2020 or in respect to the year ended December 31, 2020 and each Committee was satisfied with their performance.

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

Attendance at Board and Committee meetings

Attendance at Board and Committee meetings by the Directors who held office during 2020 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating and Governance

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray	5/5	—	—	—
Dr. Steve Cutler	5/5	—	—	—
Rónán Murphy (1)	5/5	4/4	5/5	—
Prof. Hugh Brady (1)	5/5	4/4	—	—
Dr. John Climax (1)	5/5	—	—	—
Joan Garahy (1)	5/5	—	5/5	3/3
Prof. William Hall (1)	5/5		5/5	3/3
Eugene McCague (1)	4/5	3/4	—	3/3
Julie O'Neill (1)	5/5	—	—	—
Mary Pendergast (1)	5/5	—	5/5	—
(1)Independent Director as defined under NASDAQ Rule 5605(a)(2).
(2)All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.

D.Employees

    At December 31, 2020, December 31, 2019 and December 31, 2018 we employed approximately 15,730, 14,650 and 13,670 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

E.Share Ownership

Shares

    The following table sets forth certain information as of February 24, 2021 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	710	—
Dr. Steve Cutler	26,601	0.05%
Mr. Brendan Brennan	19,472	0.04%
Mr. Rónán Murphy	710	—
Professor Hugh Brady	—	—
Dr. John Climax	563,278	1.07%
Ms. Joan Garahy	710	—
Professor William Hall	—	—
Mr. Eugene McCague	710	—
Ms. Julie O'Neill	520	—
Ms. Mary Pendergast	767	—

(1)As used in these tables, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.

Restricted Share Units and Performance Share Units

    The following table sets forth certain information as of February 24, 2021 regarding beneficial ownership of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs	Vesting Date	No. of PSUs (1)	Vesting Date
Mr. Ciaran Murray	1,201	May 22, 2021

Dr. Steve Cutler	4,302	March 3, 2021	15,050	March 3, 2021
	3,578	March 3, 2021	12,526	March 3, 2022
	3,200	March 3, 2021	11,202	March 3, 2023
	3,581	March 3, 2022
	3,200	March 3, 2022
	3,201	March 3, 2023

Mr. Brendan Brennan	1,010	March 3, 2021	3,532	March 3, 2021
	780	March 3, 2021	2,731	March 3, 2022
	692	March 3, 2021	2,425	March 3, 2023
	781	March 3, 2022
	692	March 3, 2022
	694	March 3, 2023

Mr. Rónán Murphy	1,201	May 22, 2021

Professor Hugh Brady	1,201	May 22, 2021

Dr. John Climax	1,201	May 22, 2021

Ms. Joan Garahy	1,201	May 22, 2021

Professor William Hall	1,201	May 22, 2021

Mr. Eugene McCague	1,201	May 22, 2021

Ms. Julie O'Neill	1,201	May 22, 2021

Ms. Mary Pendergast	1,201	May 22, 2021

(1)Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2018 – 2020, 2019 – 2021 and 2020 – 2022. Depending on the actual amount of EPS from 2018 to 2022, up to a maximum of 47,466 additional PSUs may also be granted to Dr. Steve Cutler and Mr. Brendan Brennan.

Share Options

    The following table sets forth certain information as of February 24, 2021 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Mr. Ciaran Murray	45,948	$71.95	March 4, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Dr. Steve Cutler	6,128	$71.95	March 4, 2024
	25,156	$83.47	March 3, 2025
	29,613	$115.11	March 3, 2026
	32,272	$140.38	March 3, 2027
	42,386	$159.33	March 3, 2028

Mr. Brendan Brennan	13,611	$71.95	March 4, 2024
	14,206	$83.47	March 3, 2025
	9,584	$115.11	March 3, 2026
	8,796	$140.38	March 3, 2027
	9,176	$159.33	March 3, 2028

Mr. Rónán Murphy	4,617	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Professor Hugh Brady	2,113	$65.60	May 20, 2024
	3,079	$90.03	May 19, 2025

Dr. John Climax	2,500	$32.37	May 1, 2021
	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

Ms. Joan Garahy	5,005	$125.74	May 18, 2026

Professor William Hall	2,113	$65.60	May 20, 2024
	3,079	$90.03	May 19, 2025

Mr. Eugene McCague	5,005	$125.74	May 18, 2026

Ms. Mary Pendergast	10,000	$40.83	May 23, 2022
	10,000	$68.39	March 18, 2023
	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026

     The title of securities covered by all of the above options are non-qualified.

    In February 2018, the Board approved the appointment of Mr. Murray as Chairman of the Board of Directors with effect from May 12, 2018. Mr. Murray ceased to be an employee of the Company as of this date. Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units as Chief Financial Officer, Chief Executive Officer and Executive Chairman. The vesting of the ordinary share options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee (May 12, 2018) were accelerated and the outstanding ordinary share options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeited on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018.

Equity Incentive Plans

    On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or Non-Executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Non-Executive Directors during 2019 and 2020 vest over twelve months.

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

    Each option granted under the 2008 Option Plans will be a nonqualified stock option, or NSO and not an incentive stock option as described in Section 422 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however, option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

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

Item 7. Major Shareholders and Related Party Transactions.

A.Major Shareholders

    The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 24, 2021 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. None of the persons listed below have voting rights that differ from any other person listed below.

	2020		2019 (4)		2018 (5)
Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class

Wellington Management Company, LLP (2)	3,989,007	7.6%	3,800,959	7.1%	3,728,130	6.9%
WCM Investment Management (2)	3,976,550	7.5%	3,643,211	6.8%	5,272,086	9.8%
Comgest S.A. (2)	2,648,983	5.0%	1,760,847	3.3%	328,333	0.6%
All Directors, officers and other key employees as a group (3)	1,152,168	2.2%	1,278,374	2.4%	1,578,677	2.9%

(1)As used in this table, each person has the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition, of a security). A person is deemed as of any date to have "beneficial ownership" of any security if that such person has the right to acquire such security within 60 days after such date.
(2)Neither the Company nor any of its officers, Directors or affiliates holds any voting power in this entity.
(3)Includes 390,100 ordinary shares issuable upon the exercise of stock options granted by the Company, 39,425 RSUs awarded by the Company to Directors, officers and other key employees and 105,776 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.

(4)Amounts shown above are stated as of February 27, 2020.
(5)Amounts shown above are stated as of March 1, 2019.

ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

B.Related Party Transactions

    Subsidiaries of the Company earned revenue of $321,000 (December 31, 2019: $95,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and a Director and shareholder of DS Biopharma Limited. $41,000 was recorded as due from DS Biopharma Limited at December 31, 2020 (December 31, 2019: $36,000). The contract terms were agreed on an arm’s length basis.

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare, with a third party. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare, of which, $2.5 million has been paid with the remainder to be paid in the next twelve months. This balance remains outstanding at the year ended December 31, 2020. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in an eighteen month period, commencing January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

Item 8.   Financial Information.

A.Consolidated Statements and Other Financial Information

    See Item 18.

Legal Proceedings

    On April 20, 2020, an individual named Chrystal Miller (“Miller”) who previously worked for a subsidiary of the Company, ICON Clinical Research LLC (“ICON Clinical”), filed a putative class action lawsuit, Chrystal Miller v. ICON plc et al., in the Superior Court of California, County of San Mateo. Her lawsuit was brought against the Company, ICON Clinical, DOCS Global, Inc., a subsidiary of the Company, and an individual former employee of ICON Clinical (collectively, “the ICON defendants”). The complaint alleges that the ICON defendants violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate, itemized wage statements, and timely pay all final wages to Clinical Research Associates employed in California since April 20, 2016. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. On June 22, 2020, the case was removed to the U.S. District Court, Northern District of California. On November 4, 2020, the federal court remanded the case to San Mateo Superior Court. On December 23, 2020, ICON Clinical filed a cross-complaint against Miller alleging causes of action for fraud, negligent misrepresentation, conversion, breach of contract, and accounting. The ICON defendants deny the allegations that they have acted unlawfully and are vigorously defending the lawsuit.

We do not expect the Miller litigation or any other litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Dividend Policy

    We have not paid cash dividends on our ordinary shares and do not currently intend to pay cash dividends on our ordinary shares in the foreseeable future.

B.Significant Changes

    There have been no significant changes to our business that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

Item 9.   The Offer and Listing.

A.Offer and listing details
    ICON’s ordinary shares are traded on the NASDAQ Global Select Market under the symbol “ICLR”. ICON plc’s ADR program was terminated on January 31, 2013 and ICON plc’s ordinary shares began directly trading on NASDAQ on February 4, 2013. Prior to that date, ICON plc’s ADSs were traded on NASDAQ and ICON plc’s Depository for the ADSs was The Bank of New York Mellon.

B.Plan of distribution
Not applicable

C.Markets
NASDAQ

D.Selling shareholders
Not applicable

E.Dilution
    Not applicable

Item 10. Additional Information.

A.Share Capital

Not applicable.

B.Memorandum and articles of association

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

C.Material Contracts
The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to us; or (b) at any time which contain obligations or entitlements which is, or may be, material to us as at the date of this Form 20-F:

Agreement and Plan of Merger

On February 24, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PRA Health Sciences, Inc. (“PRA”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA (the “Merger”), with PRA surviving as a subsidiary of ICON and US HoldCo (the “Surviving Corporation”). The Merger Agreement was unanimously approved by the Board of Directors of each of PRA, ICON, and US HoldCo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of PRA (“PRA Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares held by any shareholder who properly demands and perfects his, her or its appraisal rights with respect to such shares and treasury shares held by PRA), will be converted into the right to receive (i) from ICON, 0.4125 of one ordinary share, par value €0.06 per share, of ICON (“ICON Ordinary Shares”) (the “Share Consideration”) and (ii) from US HoldCo and the Surviving Corporation, $80.00 in cash, without any interest thereon (together with the Share Consideration, the “Merger Consideration”).

Closing Conditions

The obligation of the parties to consummate the Merger is subject to customary conditions, including, among others, (i) the approval by ICON’s shareholders (the “Requisite ICON Vote”) of the grant of authority to the Board of Directors of ICON to effect the issuance of ICON Ordinary Shares (the “Share Issuance”), (ii) the approval and adoption of the Merger Agreement by PRA’s shareholders (the “Requisite PRA Vote”), (iii) the absence of any court order or law prohibiting the consummation of the Merger, the Share Issuance or other transactions contemplated by the Merger Agreement, (iv) the early termination or expiration of any applicable waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and specified approvals under certain other antitrust and foreign investment laws, including the expiration or termination of all applicable waiting or other time periods, (v) the ICON Ordinary Shares to be issued in the Merger having been approved for listing on the Nasdaq, (vi) the effectiveness of the registration statement of ICON pursuant to which the ICON Ordinary Shares to be issued in the Merger will be registered with the SEC, (vii) compliance by ICON and PRA in all material respects with their respective obligations under the Merger Agreement, and (viii) subject in most cases to exceptions that do not rise to the level of a “Parent Material Adverse Effect” or a “Company Material Adverse Effect” (each as defined in the Merger Agreement), as applicable, the accuracy of representations and warranties made by ICON and PRA, respectively.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both ICON and PRA with respect to each party’s business. The Merger Agreement also contains customary covenants, including covenants by each of ICON and PRA to, subject to certain exceptions (including reasonable actions taken in response to COVID-19), use reasonable best efforts to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

Under the Merger Agreement, each of ICON and PRA has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Merger, including obtaining all consents from governmental authorities and taking all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, in order to consummate the Merger and the other transactions contemplated by the Merger Agreement. Notwithstanding such general obligation, ICON and PRA are not required to take any action that would reasonably be expected to have a material adverse effect on ICON, PRA and their respective subsidiaries, taken as a whole.

The Merger Agreement provides that ICON will take all reasonably necessary actions to cause, as of the Closing (as defined in the Merger agreement), PRA's CEO and one additional current member of the Board of Directors of PRA to be appointed to the Board of Directors of ICON, until the next annual general meeting of ICON shareholders and ICON will take all reasonably necessary action to nominate such two new directors for re-election to the Board of Directors of ICON at the next annual general meeting of ICON’s shareholders, in accordance with and subject to the charter documents and governance policies of ICON and applicable law.

Shareholder Meetings; Non-Solicitation; Intervening Events

The Merger Agreement requires each of ICON and PRA to convene a shareholder meeting for purposes of obtaining the Requisite ICON Vote and the Requisite PRA Vote, respectively. In addition, subject to certain exceptions, each of ICON and PRA have agreed (i) not to solicit alternative transactions or enter into discussions concerning, or provide information in connection with, any alternative transaction and (ii) that its Board of Directors will recommend that its shareholders approve the granting of authority to the Board of Directors of ICON to effect the Share Issuance, in the case of ICON, and adopt the Merger Agreement, in the case of PRA.

Prior to the Requisite ICON Vote, the Board of Directors of ICON may, in connection with a “Parent Intervening Event” (as defined in the Merger agreement), change its recommendation, subject to complying with notice and other specified conditions, including giving PRA the opportunity to propose changes to the Merger Agreement in response to such Parent Intervening Event, if the Board of Directors of ICON determines that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

Prior to the Requisite PRA Vote, the Board of Directors of PRA may, in connection with (i) the receipt of a “Company Superior Proposal” (as defined in the Merger Agreement), or (ii) a “Company Intervening Event” (as defined in the Merger Agreement), change its recommendation, subject to complying with notice and other specified conditions, including giving ICON the opportunity to propose changes to the Merger Agreement in response to such Company Superior Proposal or Company Intervening Event, as applicable, if the Board of Directors of PRA determines that the failure to do so would be inconsistent with its fiduciary duties under applicable law.

Termination

The Merger Agreement contains certain customary termination rights for ICON and PRA. Subject to certain limitations, the Merger Agreement may be terminated by either ICON or PRA if (i) the Merger is not consummated on or before February 24, 2022 (such date, as extended, the “End Date”), (x) subject to automatic extension for three months if all of the conditions to the closing, other than the conditions related to obtaining regulatory approvals, have been satisfied or waived and (y) in the event that an antitrust litigation is pending, subject to automatic extension for a maximum of 18 months from the date of the Merger Agreement (inclusive of any extensions), (ii) a final court order makes the Merger illegal or a law is enacted to prohibit the Merger and (iii) if the Requisite ICON Vote or the Requisite PRA Vote is not obtained.

In addition, ICON may terminate the Merger Agreement (subject to certain limitations): (i) if prior to the Requisite PRA Vote, the Board of Directors of PRA has changed its recommendation that PRA shareholders vote in favor of the approval and adoption of the Merger Agreement; or (ii) if PRA has breached or failed to perform any of its representations, warranties, covenants or other agreements such that a condition to ICON’s obligation to consummate the Merger would fail to be satisfied, and such breach or failure is not cured during a 30-day cure period or is incapable of being cured by the End Date.

PRA will be obligated to pay to ICON and US HoldCo a termination fee of $277,000,000 in the event the Merger Agreement is terminated: (i) by ICON in accordance with the termination right described in clause (i) in the immediately preceding paragraph; (ii) by PRA in order to enter into a definitive agreement providing for a Company Superior Proposal; (iii) by ICON or PRA due to the failure to obtain the Requisite PRA Vote at a time when the Merger Agreement was terminable by ICON in accordance with the termination right described in clause (i) in the immediately preceding paragraph; (iv) by ICON in accordance with the termination right described in clause (ii) in the immediately preceding paragraph or by either ICON or PRA due to the failure to consummate the Merger on or before the End Date, if (a) prior to termination of the Merger Agreement, a Company Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of PRA and not publicly withdrawn at least seven business days prior to such termination, and (b) within 12 months of termination of the Merger Agreement, PRA enters into certain agreements with respect to a Company Takeover Proposal or any Company Takeover Proposal is consummated; or (v) by ICON or PRA due to failure to obtain the Requisite PRA Vote, if (a) at or prior to the PRA shareholder meeting convened for purposes of obtaining the Requisite PRA Vote, a Company Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of PRA and not publicly withdrawn at least seven business days prior to the PRA shareholder meeting, and (b) within 12 months of termination of the Merger Agreement, PRA enters into certain agreements with respect to a Company Takeover Proposal or any Company Takeover Proposal is consummated. In addition, if the Merger Agreement is terminated because of a failure of PRA’s shareholders to approve and adopt the Merger Agreement, PRA is required to reimburse ICON and US HoldCo for its expenses in an amount equal to $100,000,000. In no event would ICON be entitled to receive more than one termination fee or more than one expense reimbursement. Upon payment by PRA of a termination fee, any previously paid expense reimbursements shall be credited against the amount of such termination fee.

In addition, PRA may terminate the Merger Agreement: (i) prior to the receipt of the Requisite PRA Vote, in order to enter into a definitive agreement providing for a Company Superior Proposal if certain conditions are met; (ii) if prior to the Requisite ICON Vote, the Board of Directors of ICON has changed its recommendation that ICON shareholders vote in favor of the grant of authority to the Board of Directors of ICON to effect the Share Issuance; or (iii) if ICON has breached or failed to perform any of its representations, warranties, covenants or other agreements such that a condition to PRA’s obligation to consummate the Merger would fail to be satisfied, and such breach or failure is not cured during a 30-day cure period or is incapable of being cured by the End Date.

ICON and US HoldCo will be obligated to pay to PRA a termination fee of $388,000,000 in the event the Merger Agreement is terminated: (i) by PRA in accordance with the termination right described in clause (ii) in the immediately preceding paragraph; (ii) by ICON or PRA due to the failure to obtain the Requisite ICON Vote at a time when the Merger Agreement was terminable by PRA in accordance with the termination right described in clause (ii) in the immediately preceding paragraph; (iii) by PRA in accordance with the termination right described in clause (iii) in the immediately preceding paragraph or by ICON or PRA due to the failure to consummate the Merger on or before the End Date, if (a) prior to termination of the Merger Agreement, a Parent Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of ICON and not publicly withdrawn at least seven business days prior to such termination, and (b) within 12 months of termination of the Merger Agreement, ICON enters into certain agreements with respect to a Parent Takeover Proposal or any Parent Takeover Proposal is consummated; or (v) by ICON or PRA due to failure to obtain the Requisite ICON Vote, if (a) at or prior to the ICON shareholder meeting convened for purposes of obtaining the Requisite ICON Vote, a Parent Takeover Proposal has been publicly disclosed or otherwise publicly known or otherwise made to the Board of Directors of ICON and not publicly withdrawn at least seven business days prior to the ICON shareholder meeting, and (b) within 12 months of termination of the Merger Agreement, ICON enters into certain agreements with respect to a Parent Takeover Proposal or any Parent Takeover Proposal is consummated. In addition, if the Merger Agreement is terminated because of a failure of ICON’s shareholders to approve the grant of authority to the Board of Directors of ICON to effect the Share Issuance, ICON is required to reimburse PRA for its expenses in an amount equal to $120,000,000. In no event would PRA be entitled to receive more than one termination fee or more than one expense reimbursement. Upon payment by ICON of a termination fee, any previously paid expense reimbursements shall be credited against the amount of such termination fee.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as an exhibit to a Form 6-K filed with the SEC on February 24, 2021. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, ICON, PRA, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a joint proxy statement of ICON and PRA, a prospectus of ICON, and an extraordinary general meeting notice of ICON, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K, and other filings, and the Forms 20-F and 6-K, and other filings, that each of ICON and PRA make with the SEC, respectively.

D.Exchange Controls and Other Limitations Affecting Security Holders
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

E.Taxation
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
    The exemption from capital gains tax on the disposal of shares by an Irish resident company will apply where certain conditions are met. These conditions principally are:

•The company claiming the exemption must hold (directly or indirectly) at least 5% of the ordinary share capital of the company in which the interest is being disposed of, throughout a continuous period of at least 12 months, within the two year period prior to disposal;

•The shares being disposed of must be in a company, which at the date of disposal, is resident in a Member State of the European Communities or in a country with which Ireland has signed or made specific arrangements to sign a double tax agreement (together a “Relevant Territory”);

•The shares must be in a company which is primarily a trading company or the company making the disposal together with its “5% plus subsidiaries” should be primarily a trading group; and

•The shares must not derive the greater part of their value from land or mineral rights in the State.

    Irish withholding tax on dividends

    Unless specifically exempted, all dividends paid by the Company, will be subject to Irish withholding tax. The current rate for dividend withholding tax is 25% (previously 20%).

    An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, or in a member state of the European Communities, other than Ireland (together, a Relevant Territory), will be exempt from withholding tax provided he or she makes the requisite declaration.

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

    Non-Irish resident corporate shareholders will be exempt from withholding tax on the production of the appropriate certificates and declarations where they:

•are resident in a Relevant Territory and are not controlled (directly or indirectly) by Irish residents;

•are ultimately controlled (directly or indirectly) by residents of a Relevant Territory; or

•have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories; or

•are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a Relevant Territory (including Ireland) or Territories.

    U.S. holders of ordinary shares should note, however, that detailed documentation requirements may need to be complied with. Special arrangements are available in the case of an interest in shares held in Irish companies through a depositary or in accounts of participants through the DTC. In certain cases the depositary or the DTC can receive and pass on a dividend from an Irish company without deducting withholding tax, provided the depositary or the DTC is a qualifying intermediary, and provided the person beneficially entitled to the distribution would meet the same conditions outlined above for the withholding tax exemption to apply and has provided the qualifying intermediary with the appropriate declarations. The depositary or the DTC shall be regarded as a qualifying intermediary provided the following conditions are met:

•the depositary or the DTC is resident in a Relevant Territory; and

•the depositary or the DTC have entered into a qualifying intermediary agreement with the Irish tax authorities; and

•the depositary or the DTC have been authorized by the Irish Revenue Commissioners as a qualifying intermediary and such authorization has not expired or been revoked.

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

    However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the Company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

•an individual resident in the U.S. or in a Relevant Territory;

•a corporation that is ultimately controlled by persons resident in the U.S. or in a Relevant Territory;

•a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory;

•a corporation resident in another EU member state or in a Relevant Territory, which is not controlled directly or indirectly by Irish residents; or

•a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or in a Relevant Territory.

    U.S. Holders who do not qualify for the above income tax exemption may be able to obtain treaty benefits under the double tax treaty.

    Irish domicile levy

    Certain non-Irish resident individuals that are domiciled in Ireland will be subject to an annual levy of €200,000 if the market value of their Irish-located property on December 31 exceeds €5,000,000, their worldwide annual income exceeds €1,000,000 and their liability to Irish Income Tax in that year is less than €200,000.

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

    There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

•who cease to be Irish resident;

•who beneficially own the relevant assets when they cease to be resident;

•if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•who dispose of the relevant assets during this temporary non-residence; and

•the interest disposed of represents 5% or greater of the issued share capital of the company or is worth at least €500,000.

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

    Where a gift or inheritance is taken under a disposition made after December 1, 1999 it will be within the charge to CAT:

•to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;

•where the person making the gift or inheritance is or was resident or ordinarily resident in the Republic of Ireland at the date of the disposition under which the gift or inheritance is taken;

•in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he/she made the settlement, or at the date of the gift or, if he/she is dead at the date of the gift, at the date of his/her death; or

•where the person receiving the gift or inheritance is resident or ordinarily resident in the Republic of Ireland at the date of the gift or inheritance.

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

    The tax-free threshold amounts that apply are:
•€16,250 in the case of persons who are not related to one another;

•€32,500 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•€335,000 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 9, 2019. This threshold was €320,000 prior to October 9, 2019.

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

F.Dividends and paying agents

Not applicable

G.Statement by experts

Not applicable

H.Documents on Display

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

I.Subsidiary Information

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

    The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

•The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock. The Company’s Constitution requires that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum. This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

•The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, Directors, employees or consultants. Irish law does not require shareholder approval with respect to equity compensation arrangements. Accordingly, the 2019 Consultants and Directors Restricted Share Unit Plan, the 2013 Employees Restricted Share Unit Plan and the amendments to the Employee Share Option Plan 2008 and Consultants Share Option Plan 2008 were adopted by the Board of Directors without shareholder approval.

•The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent Directors to hold regularly scheduled meetings at which only independent Directors are present. Irish law does not require independent Directors to hold regularly scheduled meetings at which only independent Directors are present. The Company holds regularly scheduled meetings which all of the Directors may attend and the Lead Independent Director may call meetings of the independent Directors and non-employee Directors of the Board, as appropriate, in accordance with the Lead Independent Director Charter.

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

    We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2020.

    The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2020	2019	2020	2019
Euro:USD	1.1357	1.1183	1.2216	1.1213
Pound Sterling:USD	1.2821	1.2735	1.3670	1.3257

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

In December 8, 2020, the Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate is adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized loss related to this derivative is recorded within other comprehensive income and is amortized over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes is fixed at 2.41%.

Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. The interest is payable semi-annually on the 2020 Senior Notes on each June 8 and December 8, which will commence on June 8, 2021. The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow on maturity in July 2020, representing the realized loss on the interest rate hedge.

    The 2020 Senior A Notes which will mature on December 8, 2023 and 2020 Series B Notes will mature on December 8, 2025. We regularly evaluate our debt arrangements, as well as market conditions, and during the year we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

    The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2020 (in thousands)	Interest Change 1% increase in market interest rate (in thousands)		Interest Change 1% decrease in market interest rate (in thousands)
Interest income	$2,724	$9,011		$244
Interest expense	($13,019)	($13,019	*)	($13,019	*)
	($10,295)	($4,008)		($12,775)
*No variable debt drawn down during year ended December 31, 2020.

Item 12 . Description of Securities Other than Equity Securities.

    Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

    None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

    None.

Item 15. Controls and Procedures.

A.Disclosure controls and procedures

    An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2020. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.Management's Annual Report on Internal Accounting Control over Financial Reporting

    Reference is made to page 92 of this Form 20-F.

C.Attestation Report of Independent Registered Public Accounting Firm

    Reference is made to page 93 of this Form 20-F.

D.Changes in Internal Controls over Financial Reporting

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

Item 16B. Code of Ethical Conduct

    Our Global Code of Ethical Conduct applies to all officers, directors, employees, consultants and agents globally of ICON plc, its subsidiaries and branches. There are no waivers from the provisions of the Code of Ethical Conduct that are required to be disclosed. This Code of Ethical Conduct is available on our website at: https://investor.iconplc.com/corporate-governance/governance-documents .

Item 16C. Principal Accountant Fees and Services

    Our principal accountants for the years ended December 31, 2020 and December 31, 2019 were KPMG.
The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2020 and December 31, 2019 and fees billed for other services rendered by KPMG.

	12 month period ended December 31, 2020 (in thousands)		12 month period ended December 31, 2019 (in thousands)
Audit fees (1)	$1,438	60%	$1,478	54%
Audit related fees (2)	$211	9%	$384	14%
Tax fees (3)	$765	31%	$855	32%
Total	$2,414	100%	$2,717	100%

(1) Audit fees include annual audit fees for the Company and its subsidiaries.

(2) Audit related fees principally consist of fees for financial due diligence services, fees for the audit of employee benefit plans and fees for pension reviews.

(3) Tax fees are fees for tax compliance and tax consultation services.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

    Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year, 1,235,218 ordinary shares were redeemed by the Company for a total consideration of $175.0 million All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased	Total Price Paid for Shares Purchased
		(in thousands, except per share data)
February 02/1/20 – 02/29/20	91,944	$160.49	91,944	$14,756
March 03/1/20 – 03/31/20	1,143,274	$140.16	1,143,274	$160,244
	1,235,218	$141.68	1,235,218	$175,000

On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million shares which was completed during the year ended December 31, 2019. These shares were redeemed by the Company for a total consideration of $141.6 million.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Total Price Paid for Shares Purchased as Part of a Publicly Announced Plan
		(in thousands, except per share data)
January 1/1 /19– 1/31/19	200,253	$124.84	200,253	$25,000
April 4/1/19 – 4/30/19	58,630	$129.91	58,630	$7,617
May 5/1/19 – 5/31/19	237,352	$136.86	237,352	$32,483
August 8/1/19 – 8/31/19	6,495	$152.00	6,495	$987
September 9/1/19 – 9/30/19	497,270	$151.80	497,270	$75,486
	1,000,000	$141.57	1,000,000	$141,573

On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. All ordinary shares that were redeemed under the buyback programs were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased	Total Price Paid for Shares Purchased
		(in thousands, except per share data)
October 10/1/19 – 10/31/19	35,100	$152.66	35,100	$5,358
	35,100	$152.66	35,100	$5,358

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

Item 16G. Corporate Governance

    See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

    Not applicable.

Part III

Item 17. Financial Statements.

    See item 18.

Item 18. Financial Statements.

    Reference is made to pages 92 to 149 of this Form 20-F.

Item 19. Exhibits.

    Consolidated Financial Statements of ICON plc and subsidiaries
    Exhibits of ICON plc and subsidiaries
    Management's Report on Internal Control over Financial Reporting
    Reports of Independent Registered Public Accounting Firm
    Consolidated Balance Sheets as at December 31, 2020 and December 31, 2019
Consolidated Statements of Operations for the years ended December 31, 2020, December 31, 2019 and December 31, 2018
Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018
Consolidated Statements of Cash Flows for the years ended December 31, 2020, December 31, 2019 and December 31, 2018
    Notes to the Consolidated Financial Statements

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc and PRA Health Sciences, Inc. (incorporated by reference to exhibit 2.1 to the Form 6K (file No. 333-08704) filed on February 24, 2021.

2.2*	Description of Securities Registered Under Section 12 of the Exchange Act.

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm.

101.1*	Interactive Data Files (XBRL – Related Documents).

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2020 the Company's internal control over financial reporting was effective. There have been no changes in the Company's internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2020, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
ICON plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition for clinical trial service contracts

As discussed in Note 16 to the consolidated financial statements, the Company recognized revenue of US$2,797.3 million for the year ended 31 December 2020, a significant portion of which relates to clinical trial service revenue. As discussed in Note 2 to the consolidated financial statements, clinical trial service revenue is recognized over time, using an input measure, being total project costs (inclusive of third party costs) incurred to date relative to total forecast project costs, to measure progress towards satisfying the Company’s performance obligation. The transaction price is based on the contract or latest change order value, adjusted to reflect the estimated realizable contract value.

We identified revenue recognition for clinical trial services contracts as a critical audit matter. Complex and subjective auditor judgment was required to evaluate the Company’s estimate of total forecast project costs and realizable contract values.

The following are the primary procedures we performed to address this critical audit matter:

We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls over total forecast project costs and estimated realizable contract values.

Basis for Opinion (continued)
Critical Audit Matter (continued)

We tested the total forecast project costs and the realizable contract values for a sample of clinical trial service contracts, by evaluating:
–Direct costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the direct costs by agreeing to source data
–Third-party costs incurred, both during the year and cumulative over the life of the contracts. We tested the accuracy and completeness of the third-party costs incurred by agreeing to invoices received
–Findings from interviews with operational personnel of the Company to assess progress to date, the estimate of remaining costs to be incurred and factors impacting the amount of time and costs to complete the sampled contracts, including an understanding of the nature and complexity of the work to be performed
–Correspondence of amendments to the scope or contract value, if any, between the Company and the customer for the sampled contracts as part of our evaluation of contract progress
–Changes to estimated costs, including the amount and timing of the changes and
–The reasonableness of the Company’s adjustments from total contract value to arrive at realizable contract value. We confirmed total contract value with customers and compared the assumptions used to derive the adjustments from total contract value to realizable contract value to underlying records.

We also evaluated the Company’s methods, assumptions and data used to accurately estimate total forecast project costs and realizable contract values, by comparing historical estimates developed at contract inception to actual results for certain contracts.

(signed) KPMG

We have served as the Company’s auditor since 1990.

Dublin, Ireland
February 24, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on Internal Control Over Financial Reporting
We have audited ICON plc and subsidiaries’ (“the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 24, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

(signed) KPMG

Dublin, Ireland
February 24, 2021

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$840,305	$520,309
Available for sale investments (Note 3a)	1,729	49,628
Accounts receivable, net (Note 17)	715,271	527,708
Unbilled revenue (Note 17)	428,684	422,769
Other receivables	35,394	39,290
Prepayments and other current assets	53,477	41,517
Income taxes receivable (Note 13)	28,118	23,759
Total current assets	2,102,978	1,624,980
Other Assets:
Property, plant and equipment, net (Note 6)	174,343	165,087
Goodwill (Note 4)	936,257	883,170
Operating right-of-use assets (Note 22)	84,561	104,977
Other non-current assets	20,773	17,439
Non-current income taxes receivable (Note 13)	17,230	17,230
Non-current deferred tax asset (Note 13)	12,705	16,682
Equity method investments (Note 3c)	4,534	—
Investments in equity-long term (Note 3b)	15,765	10,053
Intangible assets (Note 5)	66,460	67,894
Total Assets	$3,435,606	$2,907,512
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$51,113	$24,050
Unearned revenue (Note 17)	660,883	366,988
Other liabilities (Note 7)	399,769	378,543
Income taxes payable (Note 13)	12,178	12,031
Current bank credit lines and loan facilities (Note 23)	—	349,640
Total current liabilities	1,123,943	1,131,252
Other Liabilities:
Non-current bank credit lines and loan facilities (Note 23)	348,477	—
Non-current operating lease liabilities (Note 22)	60,801	76,593
Non-current other liabilities (Note 8)	26,366	17,512
Non-current government grants (Note 11)	838	813
Non-current income taxes payable (Note 13)	14,539	14,301
Non-current deferred tax liability (Note 13)	10,406	9,476
Commitments and contingencies (Note 15)	—	—
Total Liabilities	1,585,370	1,249,947
Shareholders' Equity:
Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized, (Note 12)
52,788,093 shares issued and outstanding at December 31, 2020 and 53,622,206 shares issued and outstanding at December 31, 2019.	4,580	4,635
Additional paid-in capital	617,104	577,961
Other undenominated capital (Note 12 (a))	1,134	1,052
Accumulated other comprehensive income (Note 21)	(35,477)	(75,819)
Retained earnings	1,262,895	1,110,226
Total Shareholders’ Equity	1,850,236	1,618,055
Redeemable noncontrolling interest	—	39,510
Total Shareholders' Equity and Redeemable Noncontrolling Interest	1,850,236	1,657,565
Total Liabilities and Shareholders’ Equity and Redeemable Noncontrolling Interest	$3,435,606	$2,907,512
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019	2018
	(in thousands, except share and per share data)
Revenue	$2,797,288	$2,805,839	$2,595,777

Costs and expenses:
Direct costs	1,979,883	1,974,135	1,818,220
Selling, general and administrative	341,690	336,748	325,794
Depreciation and amortization	66,126	61,550	65,916
Restructuring (Note 14)	18,089	—	12,490
Total costs and expenses	2,405,788	2,372,433	2,222,420

Income from operations	391,500	433,406	373,357
Interest income	2,724	6,859	4,759
Interest expense	(13,019)	(13,276)	(13,502)

Income before income taxes expense	381,205	426,989	364,614
Income tax expense (Note 13)	(47,875)	(51,133)	(41,958)

Income before share of earnings from equity method investments	333,330	375,856	322,656
Share of equity method investments	(366)	—	—

Net Income	332,964	375,856	322,656
Net income attributable to noncontrolling interest	(633)	(1,870)	—
Net income attributable to the Group	$332,331	$373,986	$322,656

Net income per Ordinary Share attributable to the Group (Note 26):

Basic	$6.20	$6.85	$5.96
Diluted	$6.15	$6.79	$5.89

Weighted average number of ordinary shares outstanding:
Basic (Note 2 (w))	52,859,911	53,859,537	54,118,764
Diluted (Note 2 (w))	53,283,585	54,333,461	54,790,663
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Net income	$332,964	$375,856	$322,656
Other comprehensive income, net of tax
Currency translation adjustment	48,129	(1,313)	(26,522)
Currency impact of long-term funding	(1,603)	(2,710)	(4,834)
Unrealized capital (loss)/gain - investments	(231)	681	(155)
Actuarial (loss)/gain on defined benefit pension plan	(4,138)	(2,226)	2,855
Amortization of interest rate hedge	(910)	(923)	(923)
Loss on interest rate hedge	(905)	—	—
Fair value of cash flow hedge	—	—	(1,036)
Total comprehensive income	373,306	369,365	292,041
Less comprehensive income attributable to redeemable noncontrolling interest	(633)	(1,870)	—
Total comprehensive income attributable to the Group	$372,673	$367,495	$292,041
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000	$—
Cumulative effect adjustment from adoption of ASC 606	—	—	—	—	—	(48,104)	(48,104)	—
Balance at January 1, 2018	54,081,601	4,664	481,337	912	(38,713)	694,696	1,142,896	—
Comprehensive Income (net of tax):
Net income	—	—	—	—	—	322,656	322,656	—
Currency translation adjustment	—	—	—	—	(26,522)	—	(26,522)	—
Currency impact of long-term funding	—	—	—	—	(4,834)	—	(4,834)	—
Unrealized capital loss - investments	—	—	—	—	(155)	—	(155)	—
Actuarial gain on defined benefit pension plan	—	—	—	—	2,855	—	2,855	—
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)	—
Fair value of cash flow hedge	—	—	—	—	(1,036)	—	(1,036)	—
Total comprehensive income	—	—	—	—	—	—	292,041	—
Exercise of share options	408,699	29	16,777	—	—	—	16,806	—
Issue of restricted share units/ performance share units	489,568	36	—	—	—	—	36	—
Share based compensation expense	—	—	31,544	—	—	—	31,544	—
Share issue costs	—	—	(16)	—	—	—	(16)	—
Repurchase of ordinary shares	(1,008,162)	(71)	—	71	—	(128,960)	(128,960)	—
Share repurchase costs	—	—	—	—	—	(66)	(66)	—
Balance at December 31, 2018	53,971,706	4,658	529,642	983	(69,328)	888,326	1,354,281	—
Comprehensive Income (net of tax):								—
Net income	—	—	—	—	—	373,986	373,986	1,870
Currency translation adjustment	—	—	—	—	(1,313)	—	(1,313)	—
Currency impact of long-term funding	—	—	—	—	(2,710)	—	(2,710)	—
Unrealized capital gain - investments	—	—	—	—	681	—	681	—
Actuarial loss on defined benefit pension plan	—	—	—	—	(2,226)	—	(2,226)	—
Amortization of interest rate hedge	—	—	—	—	(923)	—	(923)	—
Total comprehensive income	—	—	—	—	—	—	367,495	—
Exercise of share options	329,870	22	21,599	—	—	—	21,621	—
Issue of restricted share units / performance share units	355,730	24	—	—	—	—	24	—
Share based compensation expense	—	—	26,733	—	—	—	26,733	—
Share issue costs	—	—	(13)	—	—	—	(13)	—
Repurchase of ordinary shares	(1,035,100)	(69)	—	69	—	(146,931)	(146,931)	—
Share repurchase costs	—	—	—	—	—	(107)	(107)	—
Acquisition of redeemable noncontrolling interest	—	—	—	—	—	—	—	32,592
Noncontrolling interest adjustment to redemption amount	—	—	—	—	—	(5,048)	(5,048)	5,048
Balance at December 31, 2019	53,622,206	$4,635	$577,961	$1,052	$(75,819)	$1,110,226	$1,618,055	$39,510

ICON plc
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)
		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
Balance at December 31, 2019	53,622,206	$4,635	$577,961	$1,052	$(75,819)	$1,110,226	$1,618,055	$39,510
Comprehensive income (net of tax):
Net income	—	—	—	—	—	332,331	332,331	633
Currency translation adjustment	—	—	—	—	48,129	—	48,129	—
Currency impact of long-term funding	—	—	—	—	(1,603)	—	(1,603)	—
Unrealized capital loss - investments	—	—	—	—	(231)	—	(231)	—
Actuarial loss on defined benefit pension plan	—	—	—	—	(4,138)	—	(4,138)	—
Amortization of interest rate hedge	—	—	—	—	(910)	—	(910)	—
Loss on interest rate hedge	—	—	—	—	(905)	—	(905)	—
Total comprehensive income	—	—	—	—	—	—	372,673	—
Exercise of share options	193,417	13	13,176	—	—	—	13,189	—
Issue of restricted share units / performance share units	207,688	14	—	—	—	—	14	—
Share based compensation expense	—	—	25,981	—	—	—	25,981	—
Share issue costs	—	—	(14)	—	—	—	(14)	—
Repurchase of ordinary shares	(1,235,218)	(82)	—	82	—	(175,000)	(175,000)	—
Share repurchase costs	—	—	—	—	—	(140)	(140)	—
Noncontrolling interest adjustment to redemption amount	—	—	—	—	—	(4,522)	(4,522)	4,522
Exercise of call option on noncontrolling interest shares	—	—	—	—	—	—	—	(44,665)
Balance at December 31, 2020	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236	$—
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:	(in thousands)
Net income	$332,964	$375,856	$322,656
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	141	346	70
Depreciation expense	46,892	45,603	50,565
Impairment of right-of-use assets	5,411	—	—
Reduction in carrying value of operating right-of-use assets	28,480	30,372	—
Amortization of intangibles	19,234	15,947	15,351
Amortization of government grants	(45)	(44)	(47)
Interest on short term investments	—	(1,065)	(1,329)
Realized gain on sale of short term investments	(234)	(55)	(56)
Interest on operating lease liability	1,668	2,626	—
(Gain)/loss on re-measurement of financial assets	(2,500)	800	(800)
Loss on equity method investments	366	—	—
Amortization of gain on interest rate hedge	(910)	(923)	(923)
Amortization of financing costs	523	540	812
Stock compensation expense	26,271	26,819	31,594
Deferred tax expense / (benefit)	927	(1,537)	1,652
Changes in assets and liabilities:
Increase in accounts receivable	(175,040)	(101,545)	(37,557)
Increase in unbilled revenue	(5,748)	(55,790)	(98,510)
Decrease in other receivables	3,041	2,513	3,107
Increase in prepayments and other current assets	(11,468)	(3,583)	(3,237)
(Increase)/decrease in other non-current assets	(3,225)	(2,912)	856
Increase/(decrease) in unearned revenue	291,844	86,567	(6,253)
Increase in other current liabilities	14,968	19,864	2,009
Decrease in operating lease liabilities	(30,504)	(33,437)	—
Increase/(decrease) in other non-current liabilities	256	1,405	(1,034)
(Decrease)/increase in income taxes payable	(1,765)	734	(5,220)
Increase/(decrease) in accounts payable	26,488	3,440	(5,067)
Net cash provided by operating activities	568,035	412,541	268,639
Cash flows from investing activities:
Purchase of property, plant and equipment	(51,055)	(50,645)	(48,397)
Purchase of subsidiary undertakings	(47,931)	(131,272)	(1,645)
Investment in equity method investments	(2,450)	—	—
Cash acquired from subsidiary undertakings	10,170	11,697	—
Sale of available for sale investments	47,902	21,686	99,865
Purchase of available for sale investments	—	(9,603)	(80,956)
Purchase of investments in equity - long term	(3,212)	(3,890)	(6,163)
Net cash used in investing activities	(46,576)	(162,027)	(37,296)
Cash flows from financing activities:
Financing costs	(1,554)	—	(823)
Drawdown of credit lines and facilities	350,000	—	—
Repayment of credit lines and facilities	(350,000)	—	—
Purchase of noncontrolling interest	(43,923)	—	—
Proceeds from the exercise of equity compensation	13,203	21,645	16,842
Share issue costs	(14)	(13)	(16)
Repurchase of ordinary shares	(175,000)	(146,931)	(128,960)
Share repurchase costs	(140)	(107)	(66)
Loss on settlement of interest rate hedge	(905)	—	—
Net cash used in financing activities	(208,333)	(125,406)	(113,023)
Effect of exchange rate movements on cash	6,870	(650)	(5,328)
Net increase in cash and cash equivalents	319,996	124,458	112,992
Cash and cash equivalents at beginning of year	520,309	395,851	282,859
Cash and cash equivalents at end of year	$840,305	$520,309	$395,851
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

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. At December 31, 2020 we had approximately 15,730 employees, in 93 locations in 41 countries. During the year ended December 31, 2020, we derived approximately 33.1%, 57.1% and 9.8% of our revenue in the United States, Europe and Rest of World, respectively.

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

    ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s).

Clinical trial service revenue
A clinical trial service is a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of third party costs) at each reporting period as a percentage of forecasted total project costs.

Contracting services revenue
    The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue
    We have concluded that our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

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

Commissions
    Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

(d)   Third party costs (Reimbursable expenses)

    Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract to the investigators. See note 2 (e) Direct costs below.

(e)   Direct costs

    Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

    Reimbursable expenses are presented within direct costs. This presentation is to align the presentation of costs with our assessment that our clinical trial service is a single performance obligation satisfied over time i.e. the full-service obligation is in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Reimbursable expenses are recorded once the activity which forms the basis for the cost has occurred.

    Investigator payment costs are recorded and reported reflecting investigator activity over the life of the contract. Investigator payments are made based on predetermined contractual arrangements. Payments may differ from the recording and reporting of the expense which is based on activity.

(f)   Advertising costs

    All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion costs were $7,020,328, $8,088,451 and $6,516,637 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 respectively.

(g)   Foreign currencies and translation of subsidiaries

    ICON plc's financial statements are prepared in United States dollars. Transactions in currencies other than the functional currency of the individual entities within the ICON Group are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency of the individual entities within the ICON Group are translated into the functional currency of that entity at exchange rates prevailing at the Balance Sheet date. Adjustments resulting from these translations are charged or credited to income. Amounts charged or credited to the Consolidated Statements of Operations for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were as follows:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Amounts charged/(credited)	$5,979	$590	$(3,876)

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

(h)   Disclosure of fair value of financial instruments

    Cash, cash equivalents, other receivables, available for sale investments, accounts receivable, accounts payable, investigator payments and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on net present value of estimated future cash flows. Debt is measured at historical cost.

    Financial instruments are measured in the Consolidated Balance Sheets at amortized cost or fair value using a fair value hierarchy of valuation inputs. For financial instruments measured at amortized cost, the fair value of these financial instruments closely approximates their fair value. The fair value hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

    The Group's Senior notes (private placement debt) are carried at $350.0 million (prior to related financing costs). The carrying value at December 31, 2020, closely approximates fair value as the Group's Senior notes were entered into close to the end of the reporting period.

    The Company classifies its investments in short term debt or equity investments as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in the Consolidated Statement of Operations. Losses other than temporary, which reduce the carrying amount below cost are recognized in Consolidated Statement of Operations.

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

(j)   Goodwill and Impairment
    Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment. The Company tests goodwill annually for any impairments or whenever events occur which may indicate impairment. The Company applied the provisions of ASU 2017-04 'Intangibles - Goodwill and Other: Simplifying the test for goodwill impairment' with effect from January 1, 2018. Under the amendment, the Company was required to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized for any amount by which the carrying amount exceeds the reporting unit's fair value up to the amount of existing goodwill. The amendment allows an entity to perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. No impairment was recognized as a result of the impairment testing carried out for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.
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

Long term investments

    The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2020 meet the definition of equity securities without readily determinable fair values. Effective from January 1, 2018, the Company concluded that the interests held at December 31, 2019 and December 31, 2020 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period. These are therefore measured at Level 3 of the fair value hierarchy.

Equity method investments

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence that is considered to be greater than minor. These investments are classified as equity method investments on the accompanying Consolidated Balance Sheet. The Company records its pro rata share of the earnings/losses of these investments in Share of equity method investments in the Consolidated Statement of Operations. The Company reviews these for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

(n) Accounts receivable, net and unbilled revenue

Accounts receivable and unbilled revenue are recorded at fair value less an estimate of the credit losses expected to be incurred on the Company's accounts receivable portfolio. The Company's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Company monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.
Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Consolidated Statement of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

Accounts receivable factoring

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

(o)   Inventory

    Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. The cost of inventories comprises the purchase price and attributable costs, less trade discounts. At December 31, 2020 the carrying value of inventory, included within prepayments and other current assets on the Consolidated Balance Sheet, was $4.8 million (2019: $3.2 million).
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

(q)   Leases
    The Company adopted ASC 842 'Leases' (ASC 842), with a date of initial application of January 1, 2019. The lease accounting policy applied in preparation of the results for the year ended December 31, 2019 and December 31, 2020 therefore reflect application of ASC 842. The Company adopted the standard using the cumulative-effect adjustment approach. Under this transition method, the Company applied the ASC 842 as at the date of initial application (i.e. January 1, 2019), without restatement of comparative period amounts. The cumulative effect of applying the standard is recorded as an adjustment to the opening consolidated balance sheet as at the date of initial application (see note 24 - Impact of new accounting pronouncements for further details). The comparative information for the year ended December 31, 2018 has not been adjusted and therefore continues to be reported under ASC 840 'Leases' (ASC 840).

    ASC 842 requires lessees to recognize the rights and obligations resulting from virtually all leases on the Consolidated Balance Sheet as right-of-use (ROU) assets with corresponding lease liabilities.
    The most significant impact of application of the standard for the Company related to the recognition of right-of-use assets and lease liabilities on the Consolidated Balance Sheet for operating leases for certain property, vehicles and equipment. Prior to application of ASC 842, costs in respect of operating leases were charged to the Consolidated Statements of Operations on a straight-line basis over the lease term.
    Pursuant to certain practical expedients available as part of adopting ASC 842, ICON did not reassess whether existing or expired supplier contracts are or contain leases, the classification of existing or expired leases, or whether unamortized initial direct costs meet the new definition of initial direct costs under ASC 842. Additionally, the Company elected to use hindsight in determining the lease term and in assessing impairment of ROU assets, if any.
    The Company determines if an arrangement is a lease at inception. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2020 and December 31, 2019, the Company did not account for any leases as finance leases.
    Operating leases are included in operating right-of-use assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheet with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date or date of transition. Our lease terms may also include options to extend or terminate. The Company actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of the Company's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.
    Leasehold improvements are amortized over the shorter of the depreciable lives of the corresponding fixed assets or the lease term including any applicable renewals. Certain property leases include variable lease payments resulting from periodic rent increases based on an index which cannot be reasonably estimated at the lease commencement date. These costs are expensed as incurred on the Consolidated Statements of Operations.

    The Company accounts for lease and non-lease components separately with lease components flowing through the Consolidated Balance Sheet and non-lease components expensed directly to the Consolidated Statements of Operations.

    In some cases, the Company enters into sublease agreements and becomes both a lessee and a lessor for the same underlying asset. Although subleases are accounted for separately from the lease they relate to, subleases are accounted for in the same way as other leases.

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

(s)   Government grants

    Government grants received relating to capital expenditures are shown by deducting the grant from the asset's carrying amount and crediting them to income on a basis consistent with the depreciation policy of the relevant assets. Grants relating to categories of operating expenditures are shown as deferred income and credited to income in the period in which the expenditure to which they relate is charged.

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

(v)   Redeemable noncontrolling interests and equity

The Company acquired a majority ownership interest in MeDiNova during the year ended December 31, 2019. Included in the purchase agreement were put and call option arrangements with the noncontrolling interest holders that required (put option) or enabled (call option) the Company to purchase the remaining minority ownership at a future date. The option was accounted for as temporary equity, which is presented separately as redeemable noncontrolling interest on the Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'. On March 9, 2020, ICON exercised its option to call the remaining shares and took 100% ownership of MeDiNova.

    Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value until the redemption of the noncontrolling interest on March 9, 2020.
(w) Net income per ordinary share
    Basic net income per ordinary share attributable to the Company has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share. Basic and diluted net income per ordinary share attributable to the Company includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value (see note 26 - Net income per ordinary share).

(x)   Share-based compensation
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

(y)   Impairment of long-lived assets

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

(z)   Derivative financial instruments

    We enter into transactions in the normal course of business using various financial instruments in order to hedge against exposure to fluctuating exchange and interest rates. We use derivative financial instruments to reduce exposure to fluctuations in interest rates. A derivative is a financial instrument or other contract whose value changes in response to some underlying variable, which has an initial net investment smaller than would be required for other instruments that have a similar response to the variable and that will be settled at a future date. We do not enter into derivative financial instruments for trading or speculative purposes. We did not hold any interest rate swap contracts or forward currency contracts at December 31, 2020 or December 31, 2019.

    We use derivative financial instruments to reduce exposure to fluctuations in foreign exchange rates. During the years ended December 31, 2018, December 31, 2019 and December 31, 2020 we entered into forward currency contracts in respect of identified exposure arising from euro payments. All contracts expired during the year in which the contract was entered into.

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

(aa) Financing costs and gain on interest rate hedge

    The interest rate in respect of the 2015 Senior Notes was fixed at 3.64% for the 5 year term of the agreement. The associated interest costs were recognized in interest expense in the period from drawdown in December 2015 until its maturity in December 2020. The interest rate in respect of the 2020 Senior Notes is fixed at 2.32% for Series A Notes which will mature on December 8, 2023 and 2.43% for Series B Notes which will mature on December 8, 2025. The associated interest cost is recognized in the period since drawdown in December 2020.

    Cash proceeds ($4.6 million) received in November 2015 in respect of the realized hedge gain are amortized to the Consolidated Statement of Operations, net against interest payable, over the period of the 2015 Senior Notes. There was a cash outflow ($0.9 million) in July 2020, representing a realized loss on the interest hedge on the 2020 Senior Notes. This was recorded within Other Comprehensive Income and the realized loss is amortized to the Consolidated Statement of Operations over the term of the 2020 Senior Notes.

    Deferred financing costs (including issue costs relating to the Senior Notes) are reported at cost less accumulated amortization and the related amortization expense is included in interest expense, in our Consolidated Statement of Operations.
(ab)   Reclassifications
    Certain amounts in the consolidated financial statements have been reclassified where necessary to conform to the current year presentation.

3. Investments

(a)     Available for sale investments

	December 31, 2020	December 31, 2019
	(in thousands)
Available for sale investments at start of year	$49,628	$59,910
Purchases	—	9,603
Sales and maturities	(47,902)	(21,686)
Interest on short term investments	—	1,065
Realized gain on sale of short term investments	234	55
Unrealized capital (loss)/gain – investments	(231)	681
Available for sale investments at end of year	$1,729	$49,628

    The Company classifies its investment in short term investments as available for sale. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed term deposits. Short term investments at December 31, 2020 have an average maturity of 3.4 years compared to 0.65 years at December 31, 2019.

    The following table represents our available for sale short term investments by major security type as of December 31, 2020:

			Maturity by period
	Cost Total	Fair Value Total	Less than 1 year	1 to 5 years
	(in millions)
Term deposits	$1.73	$1.73	$0.50	$1.23
Total ($ in millions)	$1.73	$1.73	$0.50	$1.23

    The contractual maturity of certain investments in the portfolio is greater than 12 months; however, classification as short-term investments reflects the Company practice and intention in respect of these investments. The Company recognizes the unrealized losses at fair value in equity as these unrealized losses on short term investments have been considered as temporary.

(b)    Investments in equity - long term

    The Company entered into subscription agreements with a number of funds. Capital totaling $13.3 million had been advanced under the terms of the subscription agreements at December 31, 2020 (December 31, 2019: $10.1 million). The Company determined that the interests in the funds meet the definition of equity securities without readily determinable fair values. Effective from January 1, 2018, the Company concluded that the interests held at December 31, 2020 qualify for the NAV practical expedient in ASC 820 'Fair value measurements and disclosures'. There was an increase in fair value of $2.5 million (December 31, 2019: decrease in fair value of $0.8 million) recognized in net income during the year bringing the carrying value of the subscriptions to $15.8 million at December 31, 2020 (December 31, 2019: $10.1 million). At December 31, 2020, the Company had committed to future investments of $21.9 million in respect of these funds.

(c)     Equity method investments

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investments' in the Consolidated Statement of Operations. See additional details in note 2 - Significant accounting policies.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in an eighteen month period, commencing January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

The following table represents our equity method investments at December 31, 2020:

	Ownership Percentage	Carrying Value	Carrying Value
			At date of investment
	December 31, 2020	December 31, 2020	July 24, 2020
		(in thousands)
Oncacare Limited	49%	$4,534	$4,900

The Company has invested $4.9 million in Oncacare, of which, $2.5 million has been paid with the remainder to be paid in the next twelve months.

The Company has recorded a loss of $0.4 million representing its pro rata share of the losses in Oncacare since the date of initial investment.

4. Goodwill

	December 31, 2020	December 31, 2019
	(in thousands)
Opening goodwill	$883,170	$756,260
Current year acquisitions	27,191	126,932
Prior period acquisition (note 4 (b),(c))	123	—
Foreign exchange movement	25,773	(22)
Closing goodwill	$936,257	$883,170

    The Company has made a number of strategic acquisitions since inception to enhance its capabilities and experience in certain areas of the clinical development process. Goodwill arising on acquisition represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill is primarily comprised of the acquired workforce in place which does not qualify for recognition as an asset apart from goodwill.

    The Company tests goodwill annually for impairment or whenever events occur which may indicate impairment. The results of the Company's goodwill impairment testing assessed at September 30, 2020 during the year ended December 31, 2020 provided no evidence of impairment and indicated the existence of sufficient headroom such that a reasonably possible change to the key assumptions used would be unlikely to result in an impairment of the related goodwill.

Acquisitions

(a) MedPass Group ("MedPass")

On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. Accounting for the acquisition of MedPass was finalized in the year ended December 31, 2020.

    The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January 22,
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,191
Customer relationships	11,725
Order backlog	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,202)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment paid	564
Contingent consideration **	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specializes in medical device development and market access. None of the goodwill recognized is expected to be deductible for income tax purposes.
** The fair value of the contingent consideration was estimated at the date of acquisition. Depending on performance of the company, the total consideration could have increased by a maximum of $6.7 million in contingent consideration. At the acquisition date and at December 31, 2020, the fair value of this contingent consideration payable to MedPass is $Nil.

In finalizing the acquisition of MedPass in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase in accounts receivable ($0.2 million) and unearned revenue ($0.8 million) and a decrease in operating right of use assets ($0.8 million), other liabilities ($0.8 million), current lease liabilities ($0.1 million), non-current lease liabilities ($0.7 million) and non-current deferred tax liability ($0.6 million). Customer relationship and order backlog assets were also finalized.

Since January 22, 2020, MedPass has earned revenue of $13.2 million and net income of $2.5 million in the year ended December 31, 2020. The proforma effect of the MedPass acquisition if completed on January 1, 2019 would have resulted in revenue, net income and earnings per share for the fiscal years ended December 31, 2020 and December 31, 2019 as follows:

	Year Ended
	2020	2019
	(in thousands)
Revenue	$2,798,180	$2,820,796
Net income	$332,521	$377,485

	(in ones)
Basic earnings per share	$6.21	$6.91
Diluted earnings per share	$6.16	$6.85

(b) Symphony
    On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site and patient services offering. The acquisition resulted in the recognition of goodwill of $22.9 million. Accounting for the acquisition of Symphony was finalized in the year ended December 31, 2020.

    The acquisition of Symphony has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date.The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

September 24,
2019
(in thousands)
Cash & cash equivalents	$3,292
Property, plant and equipment	564
Operating right of use assets	820
Goodwill *	22,865
Customer relationships	8,159
Order backlog	2,163
Accounts receivable	4,544
Unbilled revenue	186
Prepayments and other current assets	181
Other receivables	6
Accounts payable	(799)
Unearned revenue	(2,411)
Other liabilities	(933)
Current lease liabilities	(289)
Non-current lease liabilities	(531)

Net assets acquired	$37,817

Cash outflows	34,976
Working capital adjustment paid	341
Contingent consideration	2,500

Total consideration	$37,817
* Goodwill represents the acquisition of an established workforce and the capability to provide at-home trial services and site support solutions. The full amount of the goodwill recognized is expected to be deductible for income tax purposes.

In finalizing the acquisition of Symphony in the twelve month period from acquisition, fair value adjustments were made which resulted in increases in accounts receivable ($0.6 million) and unearned revenue ($1.0 million) and decreases in unbilled revenue ($0.1 million), accounts payable ($0.3 million) and other liabilities ($0.1 million). Customer relationship and order backlog assets were also finalized.

    The contingent consideration was assessed at the acquisition date and was based on revenue targets set for the company to the period ending March 31, 2020. The fair value of the contingent consideration on acquisition, and at December 31, 2019, was $2.5 million based on an income approach. The value of the contractual contingent consideration is in the range of zero to a maximum of $2.5 million. Due to the short term nature of the contingent consideration, no discounting was applied. As the fair value measure is based on significant inputs that are not observable in the market, the contingent consideration meets the definition of a level 3 financial instrument under ASC 820. The inputs that are not observable in the market are the expected revenue of the company to the period ending March 31, 2020 and the probability of achievement of this revenue target by the company. A positive or negative movement of these inputs by 10% would not result in a material change to the contingent consideration balance. In the twelve month period ended December 31, 2020, the contingent consideration was settled at fair value in the amount of $0.5 million. The change in fair value has been recorded in the selling, general and administrative expense line of the Consolidated Statement of Operations.

    Since September 24, 2019, Symphony has earned revenue of $4.5 million and net income of $1.0 million in the year ended December 31, 2019. The proforma effect of the Symphony acquisition if completed on January 1, 2018 would have resulted in revenue, net income and earnings per share for the fiscal years ending December 31, 2019 and December 31, 2018 as follows:

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,818,280	$2,609,233
Net income	$376,636	$324,671

	(in ones)
Basic earnings per share	$6.90	$6.00
Diluted earnings per share	$6.84	$5.93

(c) MeDiNova
    On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a 60% majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. The acquisition resulted in the recognition of goodwill of $81.8 million. Accounting for the acquisition of MeDiNova was finalized in the year ended December 31, 2020.

    The acquisition of MeDiNova has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

May 23,
2019
(in thousands)
Cash & cash equivalents	$7,719
Property, plant and equipment	670
Operating right of use assets	1,558
Goodwill *	81,760
Customer relationships	3,887
Order backlog	171
Patient database	2,542
Accounts receivable	3,488
Unbilled revenue	4,272
Other receivables	819
Prepayments and other current assets	406
Accounts payable	(5,484)
Unearned revenue	(5,796)
Other liabilities	(6,860)
Current lease liabilities	(430)
Non-current lease liabilities	(1,128)
Non-current deferred tax liability	(1,345)

Net assets acquired	$86,249

Cash outflows	$54,123
Working capital adjustment received	(466)
Redeemable noncontrolling interest **	32,592

Total consideration	$86,249
*Goodwill represents the acquisition of an established workforce and access to a broad site network in Europe and Africa. None of the goodwill recognized is expected to be deductible for income tax purposes.
**The fair value of the redeemable noncontrolling interest on May 23, 2019 was $32.6 million which was estimated by applying an income based approach. The valuation approach used was based on the future earnings of the company times an appropriate earnings multiple. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. Effective from this date, the noncontrolling interest was derecognized and a liability of $44.7 million was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million.

In finalizing the acquisition of MeDiNova in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase in other liabilities ($1.6 million) and decreases in operating right of use assets ($0.3 million), current lease liabilities ($0.1 million), non-current lease liabilities ($0.3 million) and non-current deferred tax liability ($2.2 million). Customer relationship, order backlog and patient database assets were also finalized.

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

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,807,788	$2,599,091
Net income	$375,979	$323,759

	(in ones)
Basic earnings per share	$6.89	$5.98
Diluted earnings per share	$6.83	$5.91

(d) MMD
    On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The acquisition resulted in the recognition of goodwill of $22.4 million.
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

    Since January 25, 2019, MMD has earned revenue of $17.9 million and net income of $1.1 million in the year ended December 31, 2019. The proforma effect of the MMD acquisition if completed on January 1, 2018 would have resulted in revenue, net income and earnings per share for the fiscal years ending December 31, 2019 and December 31, 2018 as follows:

	Year Ended
	2019	2018
	(in thousands)
Revenue	$2,806,908	$2,612,346
Net income	$373,930	$321,698

	(in ones)
Basic earnings per share	$6.85	$5.94
Diluted earnings per share	$6.79	$5.87

5. Intangible Assets

	December 31, 2020	December 31, 2019
Cost	(in thousands)
Customer relationships	$144,101	$132,192
Technology asset	11,169	11,169
Order backlog	39,224	36,318
Trade names/ brands	2,766	2,766
Volunteer list	1,325	1,325
Non-compete arrangements	489	489
Patient database	2,542	2,542
Foreign exchange movement	209	(5,728)
Total cost	201,825	181,073
Accumulated amortization	(135,430)	(116,196)
Foreign exchange movement	65	3,017
Net book value	$66,460	$67,894

On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The value of certain customer relationships and order backlog identified of $11.7 million and $2.9 million respectively were recognized on acquisition and are being amortized over approximately 13 years and 3 years, the estimated period of benefit. In total, $1.8 million has been amortized in the period since the date of acquisition.

On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering. The value of certain customer relationships and order backlog identified of $8.2 million and $2.2 million respectively were recognized on acquisition and are being amortized over approximately 12 years and 2 years, the estimated period of benefit. In total, $2.2 million has been amortized in the period since the date of acquisition.
    On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. ICON had the right to acquire the remaining shares in the company during 2020 and on March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. The value of certain customer relationships, patient database and order backlog identified of $3.9 million, $2.5 million and $0.2 million respectively were recognized on acquisition and are being amortized over approximately 12 years, 7 years and 1 year, the estimated period of benefit. In total, $1.3 million has been amortized in the period since the date of acquisition. The order backlog was fully amortized at December 31, 2020.

    On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. The value of certain customer relationships and order backlog identified of $10.7 million and $2.8 million respectively were recognized on acquisition and are being amortized over approximately over 16 years and 2 years, the estimated period of benefit. In total, $4.0 million has been amortized in the period since the date of acquisition.
    On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Group. Mapi is a leading patient-centered health outcomes research and commercialization company. The acquisition of Mapi strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services. The value of certain customer relationships and order backlog identified of $18.4 million and $13.0 million respectively were recognized on acquisition and are being amortized over approximately over 8 years and 8.5 years, the estimated period of benefit. In total, $13.3 million has been amortized in the period since the date of acquisition.

    On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc., acquired ICON Government & Public Health Solutions (''GPHS'') (formerly Clinical Research Management (ClinicalRM)), a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provides full-service and functional research solutions to a broad range of US government agencies. The value of certain customer relationship, order backlog and brand assets identified of $4.0 million, $1.7 million and $1.4 million respectively are being amortized over approximately 7 years, 2 years and 5 years respectively, the estimated period of benefit. In total, $5.6 million has been amortized in the period since the date of acquisition. The order backlog and brand assets were fully amortized at December 31, 2020.

    On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC, acquired PMG, an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. The value of certain customer relationship and order backlog assets identified of $6.9 million and $3.0 million respectively are being amortized over approximately 7 years and 2 years respectively, the estimated period of benefit. In total, $8.0 million has been amortized in the period since the date of acquisition. The order backlog was fully amortized at December 31, 2020.

    On February 27, 2015, a subsidiary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The value of certain customer relationships and order backlog identified of $22.8 million and $2.5 million respectively are being amortized over approximately 7 years and 1 year, the estimated period of benefit. $21.5 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2020.

    On May 7, 2014, a subsidiary of the Company, ICON US Holdings Inc., acquired Aptiv Solutions, Inc. ("Aptiv"), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. The value of certain customer relationships and order backlog identified of $21.4 million and $7.9 million respectively are being amortized over approximately 7 years and 3 years, the estimated period of benefit. In total, $28.3 million has been amortized in the period since the date of acquisition. The order backlog is fully amortized at December 31, 2020.

    On February 28, 2012, a subsidiary of the Company, ICON Clinical Research LLC (formerly ICON Clinical Research, Inc.), acquired PriceSpective, a strategy consulting company. The value of certain customer relationships identified of $10.2 million are being amortized over approximately 10 years, the estimated period of benefit. The value of order backlog and certain non-compete arrangements identified of $0.4 million and $0.4 million respectively were amortized over approximately 0.8 years and 3 years, the estimated period of benefit and were fully amortized at December 31, 2020. In total, $9.8 million has been amortized in the period since the date of acquisition.

    On February 15, 2012, a subsidiary of the Company, ICON Clinical Research Limited, acquired BeijingWits Medical, a Chinese CRO. The value of certain customer relationships identified of $1.8 million are being amortized over approximately 10 years, the estimated period of benefit. The value of certain order backlog and non-compete arrangements identified of $0.4 million and $0.1 million respectively were amortized over approximately 4 years and 5 years, the estimated period of benefit and were fully amortized at December 31, 2020. In total, $2.0 million has been amortized in the period since the date of acquisition.

    On July 14, 2011, a subsidiary of the Company, ICON Clinical Research Limited, acquired Firecrest Clinical Limited, a provider of technology solutions that boost investigator site performance and study management. The value of certain technology assets and customer relationships identified of $11.2 million and $5.2 million respectively are being amortized over approximately 7.5 years, the estimated period of benefit and were fully amortized at December 31, 2020. The value of the Firecrest trade name and order backlog identified of $1.4 million and $1.2 million respectively were amortized over approximately 4.5 years and 1.2 years, the estimated period of benefit and were fully amortized at December 31, 2020. In total, $16.5 million has been amortized in the period since the date of acquisition.

    Future intangible asset amortization expense for the years ended December 31, 2021 to December 31, 2025 is as follows:

Year Ended December 31, 2020
(in thousands)
2021	$16,132
2022	10,426
2023	7,594
2024	7,149
2025	6,126
$47,427

6. Property, Plant and Equipment, net

	December 31, 2020	December 31, 2019
	(in thousands)
Cost
Land	$3,724	$3,724
Building	84,195	85,050
Computer equipment and software	438,742	434,707
Office furniture and fixtures	90,477	88,401
Laboratory equipment	44,101	40,611
Leasehold improvements	30,588	31,144
Motor vehicles	158	199
Foreign exchange movement	11,728	(1,371)
	703,713	682,465
Less accumulated depreciation and asset write offs	(522,473)	(518,383)
Foreign exchange movement	(6,897)	1,005
Property, plant and equipment (net)	$174,343	$165,087

7. Other Liabilities

	December 31, 2020	December 31, 2019
	(in thousands)
General trade and overhead liabilities*	$188,638	$174,131
Personnel related liabilities	161,363	157,146
Operating lease liability (note 22)	24,334	28,320
Facility related liabilities	9,441	11,138
Other liabilities	8,726	6,531
Restructuring charges (note 14)	7,219	1,232
Short term government grants (note 11)	48	45
	$399,769	$378,543
*includes amounts due to third parties in respect of accrued reimbursable expenses of $138.2 million at December 31, 2020 and $142.6 million at December 31, 2019.

8. Non-Current Other Liabilities

	December 31, 2020	December 31, 2019
	(in thousands)
Other non-current liabilities	$15,971	$11,459
Defined benefit pension obligations, net (note 9)	10,395	6,053
	$26,366	$17,512

9. Employee Benefits

    Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches participant's contributions typically at 8% of the participant's annual compensation. Contributions to the plan are recorded as an expense in the selling, general and administrative line in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were $28,036,000, $26,483,000 and $25,241,000 respectively.

    The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches participant's contributions up to 3% and matches 50% of participant's contributions thereafter to a maximum Company contribution of 4.5% of the participant's annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 were $17,048,000, $16,469,000 and $15,532,000 respectively.

ICON Development Solutions Limited pension plan

    One of the Company's subsidiaries, ICON Development Solutions Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2020, December 31, 2019 and December 31, 2018, consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60 'Defined Benefit Plans – Other Postretirement'. The plan has been closed to new entrants with effect from July 1, 2003.

Funded status	December 31, 2020	December 31, 2019
	(in thousands)
Projected benefit obligation	$(43,988)	$(37,036)
Fair value of plan assets	34,612	32,016
Funded status	$(9,376)	$(5,020)
Non-current other liabilities (note 8)	$(9,376)	$(5,020)

Change in benefit obligation	December 31, 2020	December 31, 2019
	(in thousands)
Benefit obligation at beginning of year	$37,036	$30,045
Service cost	100	107
Interest cost	746	867
Plan participants' contributions	22	24
Benefits paid	(724)	(177)
Actuarial loss	5,294	4,756
Foreign currency exchange rate changes	1,514	1,414
Benefit obligation at end of year	$43,988	$37,036

Change in plan assets	December 31, 2020	December 31, 2019
	(in thousands)
Fair value of plan assets at beginning of year	$32,016	$27,297
Actual return on plan assets	2,092	3,504
Employer contributions	109	148
Plan participants' contributions	22	24
Benefits paid	(724)	(177)
Foreign currency exchange rate changes	1,097	1,220
Fair value of plan assets at end of year	$34,612	$32,016

    The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

    The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit cost:

	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Service cost	$100	$107	$124
Interest cost	746	867	895
Expected return on plan assets	(1,214)	(574)	(624)
Amortization of net loss	160	67	248
Net periodic benefit cost	$(208)	$467	$643

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	December 31, 2020	December 31, 2019	December 31, 2018
Discount rate	2.1%	2.9%	2.5%
Rate of compensation increase	3.3%	3.7%	3.7%
Expected rate of return on plan assets	4.0%	2.1%	2.0%

Other comprehensive income	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Actuarial loss/(gain) - benefit obligation	$5,294	$4,756	$(3,844)
Actuarial (gain)/loss – plan assets	(878)	(2,930)	1,208
Actuarial loss recognized in net periodic benefit cost	(160)	(67)	(248)
Total	$4,256	$1,759	$(2,884)

    The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $0.6 million and $Nil respectively.

Benefit Obligation

    The following assumptions were used in determining the benefit obligation at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Discount rate	1.5%	2.1%
Rate of compensation increase	3.4%	3.3%

    A single discount rate is used which, when used to discount the projected benefit cashflows underlying a pension scheme with a 26 year duration, gives the same result as a full AA corporate bond yield curve.

Actuarial losses on the benefit obligation during 2020 resulted from changes in the assumptions compared to those adopted at December 2019. Changes in the assumptions reflect the changes in market conditions from December 2019 to December 2020 and the actuarial loss is primarily due to the change in the discount rate and a reduction in the inflation risk premium.

Plan Assets

    The assets of the scheme are held on an investment platform with Mobius which invests in a number of investment funds with Legal & General, Stone Harbor, Ninety One and Barings. The overall investment strategy is that approximately 19% of investments are in senior secured loans, 20% in corporate bonds, high yield bonds and multi-asset credit fund and 21% in world equities respectively. There is no self-investment in employer related assets. The expected long-term rate of return on assets at December 31, 2020 of 3.4% was calculated as the value of the fund after application of a market value reduction factor. The expected long term rates of return on different asset classes are as follows:

Asset Category	Expected long-term return per annum
Corporate Bonds (including 50% high yield bonds)	2.8%
Equities	5.2%
Secured Loans and Multi Asset Credit	3.0%

    The long-term expected rate of return on cash is determined by reference to traditional corporate bond rates at the latest Balance Sheet date. The long-term expected returns on traditional corporate and government bonds are determined by reference to corporate bond yields and gilt yields respectively at the Balance Sheet date. The long-term expected returns on equities are based on the rate of return on government bonds with an allowance for out-performance. The long-term expected return on high yield bonds, secured loans and multi asset credit is based on the return on traditional corporate bonds with an allowance for out-performance.

    The underlying asset split of the fund is shown below.

Asset Category	December 31, 2020	December 31, 2019
Corporate Bonds (including 50% high yield bonds)	40%	40%
Equities	21%	21%
Secured Loans and Multi Asset Credit	39%	39%
	100%	100%

    Applying the above expected long term rates of return to the asset distribution at December 31, 2020, gives rise to an expected overall rate of return of scheme assets of approximately 3.4% per annum.

Plan Asset Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets Level 1
	December 31, 2020	December 31, 2019
	(in thousands)
Cash	$11	$17
Fixed Income Securities
L&G Life GPBF All World Equity Index Fund	7,460	6,753
L&G Life DC Active Corporate Bond	6,797	6,412
Stone Harbor High Yield Bond Fund	6,861	6,292
Ninety One Global Total Return Credit	3,472	—
Investec Global Total Return Credit Fund	—	3,166
Stone Harbor Multi Asset Credit Portfolio	3,389	3,151
Barings European Loan Fund Buy & Hold	6,622	6,225
	$34,612	$32,016

Cash Flows

    The Company expects to contribute $0.1 million to the pension fund in the year ending December 31, 2021.

    The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2021	$342
2022	258
2023	343
2024	421
2025	458
Years 2026 - 2030	3,700

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
Aptiv Solutions pension plan

    On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The acquisition of Aptiv was accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2020 and December 31, 2019 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of ASC 715-60 'Defined Benefit Plans – Other Postretirement'.

Funded status	December 31, 2020	December 31, 2019
	(in thousands)
Projected benefit obligation	$(8,620)	$(7,047)
Fair value of plan assets	7,601	6,014
Funded status	$(1,019)	$(1,033)
Non-current other liabilities (note 8)	$(1,019)	$(1,033)

Change in benefit obligation	December 31, 2020	December 31, 2019
	(in thousands)
Benefit obligation at beginning of year	$7,047	$5,279
Service cost	139	115
Interest cost	21	40
Plan participants' contributions	81	67
Prior service cost	(23)	—
Transferred balances/(benefits paid)	245	(72)
Actuarial loss	406	1,479
Foreign currency exchange rate changes	704	139
Benefit obligation at end of year	$8,620	$7,047

Change in plan assets	December 31,	December 31,
	2020	2019
	(in thousands)
Fair value of plan assets at beginning of year	$6,014	$4,707
Expected return on plan assets	21	35
Actual return on plan assets	519	1,114
Scheme contributions	105	89
Plan participants' contributions	81	67
Transferred balances/ (benefits paid)	245	(72)
Foreign currency exchange rate changes	616	74
Fair value of plan assets at end of year	$7,601	$6,014

    The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

    The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit cost:

	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Service cost	$139	$115	$138
Interest cost	21	40	47
Expected return on plan assets	(21)	(35)	(41)
Amortization of net gain	(6)	(93)	(69)
Amortization of prior service credit	(12)	(9)	(8)
Settlement	—	—	(93)
Net periodic benefit cost/(credit)	$121	$18	$(26)

    The following assumptions were used at the commencement of the year in determining the net periodic pension benefit cost for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	December 31, 2020	December 31, 2019	December 31, 2018
Discount rate	0.30%	0.80%	0.80%
Rate of compensation increase	2.00%	2.00%	2.00%
Expected rate of return on plan assets	0.34%	0.80%	0.80%

Other comprehensive income	December 31, 2020	December 31, 2019	December 31, 2018
Actuarial loss/(gain) - benefit obligation	$406	$1,479	$(372)
Actuarial (gain)/loss – plan assets	(519)	(1,114)	240
Prior service credit recognized in net periodic benefit cost	—	—	93
Actuarial gain recognized in net periodic benefit cost	6	93	69
Amortization of net prior service credit	12	9	8
Net prior service cost occurring during the year	(23)	—	(9)
Total	$(118)	$467	$29

    The estimated net gain and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $7,000 and $12,000 respectively.

Benefit Obligation

    The following assumptions were used in determining the benefit obligation at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Discount rate	0.15%	0.30%
Rate of compensation increase	2.00%	2.00%

    The discount rate is determined by reference to Swiss corporate bond yields at the Balance Sheet date.

Actuarial losses on the benefit obligation during 2020 resulted from actual experience with plan members during 2020 being different from that assumed at December 2019 and due to changes in the assumptions compared to those adopted at December 2019. Changes in the assumptions reflect the changes in market conditions from December 2019 to December 2020 and the actuarial loss is primarily due to the change in the discount rate.

Plan Assets

    The pension plan is an insured arrangement with Swiss Life. The assets are an insurance contract whose value depends on the amount saved by employees and the interest granted by Swiss Life. The value of assets does not depend on the performance of any underlying assets. There is no self-investment in employer related assets.

Cash Flows

    The Company expects to contribute $0.1 million to its pension fund in the year ending December 31, 2021.

    The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)

2021	$348
2022	342
2023	334
2024	326
2025	377
Years 2025 - 2029	1,587

    The expected cash flows are estimated figures based on the members already receiving benefits plus an additional amount for people expected to retire, leave the Company, become disabled or die in the next 10 years. The amounts assume no early retirements and allow for expected experience in line with Swiss population statistics. At the present time it is not clear whether annuities will be purchased when members reach retirement or whether pensions will be paid each month out of scheme assets. The cash flows above have been estimated on the assumption that employees will take 50% of their benefits as a lump sum and the remainder will be paid monthly out of scheme assets as a pension. If employees choose a different option, the actual future benefit payments will be significantly different from those shown above.

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

    The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	Options Granted Under Plans	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2017	1,171,393	$56.02	$17.15
Granted	167,557	$118.90	$36.84
Exercised	(408,699)	$41.12	$13.55
Canceled	(9,505)	$32.35	$11.39
Outstanding at December 31, 2018	920,746	$74.32	$22.39
Granted	97,112	$140.13	$43.43
Exercised	(329,870)	$65.54	$19.78
Canceled/expired	(31,881)	$88.12	$26.77
Outstanding at December 31, 2019	656,107	$87.80	$26.60
Granted	107,737	$159.83	$42.43
Exercised	(193,417)	$68.19	$20.91
Canceled/expired	(16,681)	$92.21	$27.93
Outstanding at December 31, 2020	553,746	$108.53	$31.63
Vested and exercisable at December 31, 2020	224,845	$83.13	$24.90

    The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2020, was 4.86 years and 3.60 years respectively (2019: 4.76 years and 3.64 years respectively). 157,797 options are expected to vest during the year ended December 31, 2021 (186,479 options were expected to vest during the year ended December 31, 2020).

    The intrinsic value of options exercised during the year ended December 31, 2020 amounted to $21.3 million. The intrinsic value of options outstanding and options exercisable at December 31, 2020 amounted to $47.9 million and $25.1 million respectively. Intrinsic value is calculated based on the market value versus strike price of the Company's shares at the date of exercise and at the year end.

    Non-vested shares outstanding as at December 31, 2020 are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Non-vested outstanding at December 31, 2019	358,030	$103.68	$31.28

Granted	107,737	159.83	42.43
Vested	(124,605)	92.25	27.51
Forfeited	(12,261)	117.41	34.50

Non-vested outstanding at December 31, 2020	328,901	$125.89	$36.24

Outstanding and exercisable share options:

    The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2020:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$32.37	2,500	0.33		2,500
$37.90	920	0.92		920
$40.83	21,360	1.39		21,360
$47.03	479	1.16		479
$48.67	1,027	1.20		1,027
$65.60	29,381	3.38		19,528
$66.47	2,621	2.38		2,621
$68.39	24,508	2.18		24,508
$71.95	73,193	3.17		59,284
$83.47	58,159	4.17		10,671
$90.03	45,154	4.38		27,698
$115.11	68,016	5.17		8,866
$125.74	39,664	5.38		36,885
$137.47	6,045	6.37		895
$140.38	75,061	6.17		7,603
$159.33	98,128	7.17		—
$166.51	7,530	7.47		—

$32.37-$166.51	553,746	4.86	$108.53	224,845	$83.13

    Options outstanding include both vested and unvested options as at December 31, 2020. Options exercisable represent options which have vested at December 31, 2020. From the date of grant, substantially all options vest over a five year period at 20% per annum.

Fair value of Stock Options Assumptions

    The weighted average fair value of options granted during the years ended December 31, 2020, December 31, 2019 and December 31, 2018 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Weighted average fair value	$42.43	$43.43	$36.84

Assumptions:
Expected volatility	30%	30%	30%
Dividend yield	—%	—%	—%
Risk-free interest rate	0.57%	2.55%	2.76%
Expected life	5.0 years	5.0 years	5.0 years

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
    On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019 and 2020 vest over twelve months.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2020:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2019	175,989	$110.79	1.04	389,900	$119.07	1.43

Granted	57,184	$165.30		137,572	$168.03
Shares vested	(63,516)	$83.92		(144,747)	$98.47
Forfeited	(10,016)	$134.27		(41,301)	$133.63

Outstanding at December 31, 2020	159,641	$137.64	1.14	341,424	$145.77	1.41

    The fair value of RSUs vested for the year ended December 31, 2020 totaled $14.3 million (2019: $16.5 million.The share price range for the year was $83.47 - $156.21 (2019: $65.60 - $147.55).

    The fair value of PSUs vested for the year ended December 31, 2020 totaled $5.3 million (2019: $8.5 million). The share price range for the year was $83.47 - $90.03 (2019: $65.60 - $71.95).

    The PSUs vest based on service and specified EPS targets over the period 2018 – 2020, 2019 – 2021 and 2020 – 2022. Depending on the actual amount of EPS from 2018 to 2022, up to an additional 71,939 PSUs may also be granted.

Non-cash stock compensation expense

    Income from operations for the year ended December 31, 2020 is stated after charging $26.3 million in respect of non-cash stock compensation expense. Non-cash stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Direct costs	$8,557	$14,777	$17,408
Selling, general and administrative	17,714	12,042	14,186
Total compensation costs	$26,271	$26,819	$31,594

    Total non-cash stock compensation expense not yet recognized at December 31, 2020 amounted to $45.9 million. The weighted average period over which this is expected to be recognized is 2.12 years.

    The income tax expense for the year ended December 31, 2020 reflects a net income tax benefit of $6.9 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2020 was $2.5 million. The income tax expense for the year ended December 31, 2019 reflects a net income tax benefit of $8.2 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2019 was $1.9 million. The income tax expense for the year ended December 31, 2018 reflects a net income tax benefit of $12.7 million in connection with stock compensation (including excess tax benefits) and the total tax benefit realized in connection with stock options exercised during 2018 was $3.6 million.

11. Government Grants

	December 31, 2020	December 31, 2019
	(in thousands)
Received	$3,539	$3,539
Less accumulated amortization	(2,881)	(2,836)
Foreign exchange translation adjustment	228	155
Total government grants	886	858
Less current portion	(48)	(45)
Non-current government grants	$838	$813

    Grants received may be refundable in full if certain events occur. Such events, as set out in the related grant agreements, include sale of the related asset, liquidation of the Company or failure to comply with other conditions of the grant agreements. No loss contingency has been recognized as the likelihood of such events arising has been assessed as remote. Government grants amortized to the profit and loss account amounted to $45,000 for the year ended December 31, 2020 (December 31, 2019: $44,000). As at December 31, 2020 the Company had $6.0 million (December 31, 2019: $3.1 million) in restricted retained earnings, pursuant to the terms of grant agreements.

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

    During the year ended December 31, 2020, 193,417 options were exercised by employees at an average exercise price of $68.19 per share for total proceeds of $13.2 million. During the year ended December 31, 2020, 144,172 ordinary shares were issued in respect of certain RSUs and 63,516 ordinary shares were issued in respect of PSUs previously awarded by the Company.

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

(a)Share Repurchase Program

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

    A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorization was renewed at the Company's AGM on each of July 25, 2017, July 24, 2018, July 23, 2019 and 21 July 2020. On October 3, 2016, the Company commenced a share buyback program of up to $400 million. The share buyback program was completed during the year ended December 31, 2018 with a total of 4,026,576 ordinary shares redeemed for a total consideration of $372.1 million. On January 8, 2019, the Company commenced a further share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019. These shares were redeemed by the Company for a total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed by the Company for a total consideration of $5.3 million. During the year ended December 31, 2020 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

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

    The components of income before income tax expense are as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$280,310	$323,726	$243,988
United States	41,950	21,073	27,499
Other	58,945	82,190	93,127
Income before income tax expense	$381,205	$426,989	$364,614

    The components of income tax expense are as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Income tax expense:
Current tax expense:
Ireland	$28,963	$35,955	$28,042
United States	3,022	5,073	2,885
Other	14,963	11,642	9,379
Total current tax expense	46,948	52,670	40,306

Deferred tax expense/ (benefit):
Ireland	1,654	2,833	1,054
United States	4,577	(3,502)	875
Other	(5,304)	(868)	(277)
Total deferred tax expense/ (benefit)	927	(1,537)	1,652

Income tax expense allocated to continuing operations	47,875	51,133	41,958

Income tax expense was allocated to the following components of other comprehensive income:
Currency impact on long term funding	68	25	119
Fair value of cash flow hedge	—	—	(148)

Total	$47,943	$51,158	$41,929

    Ireland's statutory income tax rate is 12.5%. The Company's consolidated reported income tax expense differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2019:12.5%; 2018:12.5%)	$47,651	$53,374	$45,577
Foreign and other income taxed at higher rates	7,943	7,356	7,649
Research & development tax incentives	(1,243)	(893)	(1,243)
Movement in valuation allowance	3,581	(10)	5,667
Effects of change in tax rates	108	359	(147)
Decrease in unrecognized tax benefits	(1,672)	(1,273)	(5,423)
Impact of stock compensation	(5,150)	(7,383)	(8,301)
Other	(3,343)	(397)	(1,821)
Income tax expense	$47,875	$51,133	$41,958

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2020	December 31, 2019
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$1,359	$1,102
Right-of-use-assets	9,402	11,838
Goodwill	31,629	27,590
Intangible assets	13,398	11,805
Other	1,009	6,284
Total deferred tax liabilities recognized	56,797	58,619

Deferred tax assets:
Operating loss and tax credits carryforwards	42,794	37,865
Property, plant and equipment	6,040	5,257
Lease liabilities	9,394	11,754
Accrued expenses and payments on account	24,368	26,380
Stock compensation	3,672	5,009
Deferred compensation	3,184	2,744
Unearned revenue	2,257	3,933
Other	155	604
Total deferred tax assets	91,864	93,546
Valuation allowance for deferred tax assets	(32,768)	(27,721)
Deferred tax assets recognized	59,096	65,825
Overall net deferred tax asset	$2,299	$7,206

    At December 31, 2020 Ireland subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $11.7 million.

    At December 31, 2020 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $16.6 million and $51.1 million, respectively. These NOLs are available for offset against future taxable income and the expiry dates are shown in the table below. Of the $16.6 million U.S. federal NOLs, approximately $6.4 million is available for offset against future U.S. federal taxable income in 2021. The subsidiaries' ability to use the remaining U.S. federal and state NOL carryforwards is limited on an annual basis due to change of ownership in 2014, 2017, and 2019, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. Of the U.S. federal NOLs, $15.2 million are limited by Section 382 as follows: $10.0 million for the years 2021 - 2022, $4.8 million in 2023 - 2027, $0.4 million for the years 2028 – 2036. As at December 31, 2020, U.S subsidiaries also had disallowed interest carryforwards of $29.1 million that can be carried forward indefinitely. These carryforwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

    At December 31, 2020 other than those in the U.S. and Ireland, we had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $42.1 million. At December 31, 2020 those subsidiaries also had additional operating loss carryforwards of $15.1 million which are due to expire between 2021 and 2027 and operating loss carryforwards of $18.3 million which are due to expire between 2028 and 2037. In addition, at December 31, 2020 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $5.5 million.

    The expected expiry dates of these US losses are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2022-2035	$13,295	$51,092
2037	1,921	—
Indefinite	1,363	49

	$16,579	$51,141

In addition, we also have general business tax credit carryforwards of approximately $0.8 million that are available to reduce future U.S. federal and state income taxes. The general business tax credits are non-refundable and are due to expire between the years 2026-2038.
    The valuation allowance at December 31, 2020 was approximately $32.8 million. The valuation allowance for deferred tax assets as of December 31, 2019 and December 31, 2018 was $27.7 million and $27.3 million respectively. The net change in the total valuation allowance was an increase of $5.1 million during 2020 and an increase of $0.4 million during 2019. Of the total increase of $5.1 million in 2020, $3.6 million was recognized within income tax expense and $1.5 million was recognized in Other Comprehensive Income. Of the total increase of $0.4 million in 2019, $Nil resulted in a current year income tax expense, and $0.4 million was recognized in Other Comprehensive Income.
    The valuation allowances at December 31, 2020 and December 31, 2019 were primarily related to operating loss and tax credit carry forwards that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods.
    The Company has recognized a deferred tax liability of $0.9 million (2019: $5.4 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

    A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Unrecognized tax benefits at start of year	$20,156	$21,433	$23,720
Increase related to prior year tax positions	401	—	2,084
Decrease related to prior year tax positions	(1,271)	—	(2,915)
Increase related to current year tax positions	2,931	1,588	3,065
Settlements	(369)	(347)	(182)
Lapse of statute of limitations	(2,770)	(2,518)	(4,339)
Unrecognized tax benefits at end of year	$19,078	$20,156	$21,433

    The relevant statute of limitations for unrecognized tax benefits totaling $3.2 million could potentially expire during 2021.

    Included in the balance of total unrecognized tax benefits at December 31, 2020 were potential benefits of $19.1 million, which if recognized, would affect the effective rate on income tax from continuing operations. The balance of total unrecognized tax benefits at December 31, 2019 and December 31, 2018 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $20.2 million and $21.4 million respectively.

    Interest and penalties recognized during the year ended December 31, 2020 amounted to a net release of $0.6 million (2019: Nil, 2018: net expense of $1.3 million) and are included within the income tax expense. Total accrued interest and penalties as of December 31, 2020 and December 31, 2019 were $0.5 million and $1.1 million respectively and are included in closing income taxes payable at those dates.

    Our major tax jurisdictions are the United States and Ireland. We may potentially be subjected to tax audits in both our major jurisdictions. In the United States, tax periods open to audit include the years ended December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020. In Ireland, tax periods open to audit include the years ended December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

14. Restructuring charges

Restructuring recognized during the year ended December 31, 2020 comprise:

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Restructuring charges	$18,089	$—	$12,490
Net charge	$18,089	$—	$12,490

Restructuring charges

    A restructuring charge of $18.1 million was recognized during the year ended December 31, 2020 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $11.4 million and office consolidation resulting in a charge for onerous lease obligation of $6.7 million, including the recognition of an impairment of right of use assets of $5.4 million (see note 22 - Operating Leases) and provision for other related costs of $1.3 million.

	Workforce reductions	Onerous leases	Total
	(in thousands)
Initial restructuring charge recorded	$11,391	$6,698	$18,089
Net charge	$11,391	$6,698	$18,089

	Workforce reductions liability	Onerous lease liability	Total
	(in thousands)
Initial restructuring provision	$11,391	$6,698	$18,089
Utilization	(6,987)	(1,309)	$(8,296)
Foreign exchange movement	—	325	$325
Provision at December 31, 2020	$4,404	$5,714	$10,118

Future minimum lease payments (including related costs), associated with the 2020 restructuring plan, under the non-cancelable onerous leases as of December 31, 2020 were as follows:

Minimum rental payments
(in thousands)
2021	$2,602
2022	1,896
2023	999
2024	139
2025	139
Thereafter	402
Total future minimum lease payments (including related costs)	6,177
Lease imputed interest	(463)
Total	$5,714

Prior Period Restructuring Charges

    A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018, under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilizations, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million. No additional charge was recorded during the twelve months ended December 31, 2020.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$9,684	$2,806	$12,490
Utilized	(5,399)	(672)	$(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilized	(3,554)	(1,228)	(4,782)
Provision at December 31, 2019	$731	$906	$1,637
Utilized	(731)	(276)	(1,007)
Provision at December 31, 2020	$—	$630	$630
    At December 31, 2020 $7.2 million is included within other liabilities and $3.5 million within non-current other liabilities.

15. Commitments and Contingencies

Litigation

    On April 20, 2020, an individual named Chrystal Miller (“Miller”) who previously worked for a subsidiary of the Company, ICON Clinical Research LLC (“ICON Clinical”), filed a putative class action lawsuit, Chrystal Miller v. ICON plc et al., in the Superior Court of California, County of San Mateo. Her lawsuit was brought against the Company, ICON Clinical, DOCS Global, Inc., a subsidiary of the Company, and an individual former employee of ICON Clinical (collectively, “the ICON defendants”). The complaint alleges that the ICON defendants violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate, itemized wage statements, and timely pay all final wages to Clinical Research Associates employed in California since April 20, 2016. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. On June 22, 2020, the case was removed to the U.S. District Court, Northern District of California. On November 4, 2020, the federal court remanded the case to San Mateo Superior Court. On December 23, 2020, ICON Clinical filed a cross-complaint against Miller alleging causes of action for fraud, negligent misrepresentation, conversion, breach of contract, and accounting. The ICON defendants deny the allegations that they have acted unlawfully and are vigorously defending the lawsuit.

Operating Leases

    The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next twelve years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. See note 22 - Operating leases for rental expense pursuant to ASC 842 for the years ended December 31, 2020 and December 31, 2019 and future minimum rental commitments as of December 31, 2020.

16. Disaggregation of Revenue
    Revenue disaggregated by customer profile is as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Top client	$337,904	$350,287	$352,335
Clients 2-5	754,906	704,963	671,723
Clients 6-10	350,865	347,832	385,741
Clients 11-25	501,643	529,713	461,351
Other	851,970	873,044	724,627
Total	$2,797,288	$2,805,839	$2,595,777
    Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

17. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

    Accounts receivable and unbilled revenue are as follows:

	December 31, 2020	December 31, 2019
	(in thousands)
Billed services (accounts receivable)	$722,420	$535,088
Unbilled services (unbilled revenue)	428,684	422,769
Accounts receivable and unbilled revenue	1,151,104	957,857
Allowance for credit losses (note 18)	(7,149)	—
Provision for doubtful debts (note 18)	—	(7,380)
Accounts receivable and unbilled revenue, net	$1,143,955	$950,477

    Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	December 31, 2020	December 31, 2019	$ Change	% Change

Unbilled services (unbilled revenue)	$428,684	$422,769	$5,915	1.4%
Unearned revenue (payments on account)	(660,883)	(366,988)	(293,895)	80.1%
Net balance	$(232,199)	$55,781	$(287,980)	516.3%

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

    The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2020 and December 31, 2019 were $138.2 million and $142.6 million (see note 7 - Other liabilities).

    Unbilled services as at December 31, 2020 increased by $5.9 million as compared to December 31, 2019. Unearned revenue increased by $293.9 million over the same period resulting in a decrease of $288.0 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2019 and December 31, 2020. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contract when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

    The credit loss expense recognized on the Group's receivables and unbilled services was $2.9 million and $0.4 million for the twelve months ended December 31, 2020 and 2019, respectively.

    As of December 31, 2020 approximately $6.3 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 42% of the unrealized performance obligation over the next twelve months, with the remainder recognized thereafter over the duration of the customer contracts.

18. Provision for Credit Losses
    The Company does business with most major international pharmaceutical companies. Provision for credit losses at December 31, 2020 and provision for doubtful debts at December 31, 2019 comprises:

	December 31, 2020	December 31, 2019
	(in thousands)
Opening provision	$7,380	$8,889
Amounts used during the year	(2,561)	—
Amounts provided during the year	2,692	1,691
Amounts released during the year	(510)	(3,226)
Foreign exchange	148	26
Closing provision	$7,149	$7,380

19. Business Segment and Geographical Information

    The Company is a clinical research organization ("CRO"), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. The Company has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

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

    Given ICON Clinical Research Limited's ("ICON Ireland") role in the development and management of the Group, it's ownership of key intellectual property, customer relationships, its key role in the mitigation of risks faced by the Group, plus the responsibility for maintaining the Group's global network, ICON Ireland acts as the Group entrepreneur and enters into the majority of the Group's customer contracts. As such, ICON Ireland remunerates most of the other operating entities ("cost plus service providers") in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories.

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

    The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belgium, Bulgaria, Czech Republic, France, Germany, Hungary, Italy, Latvia, Poland, Portugal, Romania, Russia, Serbia, Spain, Sweden, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand and South Africa.

    There have been no changes to the basis of segmentation or the measurement basis for the segment results since the prior year.

    Reportable segment information at December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$1,181,292	$1,252,834	$1,066,200
Rest of Europe	416,884	388,916	379,883
U.S.	925,563	892,497	894,978
Other	273,549	271,592	254,716
Total	$2,797,288	$2,805,839	$2,595,777

b) The distribution of income from operations, including restructuring, by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$276,478	$314,287	$257,089
Rest of Europe	35,765	37,997	36,280
U.S.	58,018	60,272	58,561
Other	21,239	20,850	21,427
Total	$391,500	$433,406	$373,357

c) The distribution of income from operations, excluding restructuring, by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$295,360	$314,287	$269,196
Rest of Europe	35,402	37,997	36,904
U.S.	57,680	60,272	58,340
Other	21,147	20,850	21,407
Total	$409,589	$433,406	$385,847

d) The distribution of long-lived assets (including operating right-of-use assets (year ended December 31, 2020 and 2019)), net, by geographical area was as follows:

	December 31, 2020	December 31, 2019
	(in thousands)
Ireland	$118,361	$110,522
Rest of Europe	36,723	41,970
U.S.	65,152	72,578
Other	38,668	44,994
Total	$258,904	$270,064

e) The distribution of depreciation, amortization and reduction in carrying value of operating right-of-use assets (year ended December 31, 2020 and 2019 only) by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$33,516	$30,635	$34,721
Rest of Europe	18,569	14,370	5,331
U.S.	36,060	33,922	21,605
Other	11,872	12,995	4,259
Total	$100,017	$91,922	$65,916

f) The distribution of total assets by geographical area was as follows:

	Year Ended
	December 31, 2020	December 31, 2019
	(in thousands)
Ireland	$1,675,980	$1,323,181
Rest of Europe	671,218	660,797
U.S.	909,202	755,271
Other	179,206	168,263
Total	$3,435,606	$2,907,512

g) The distribution of capital expenditures (including operating right-of-use assets (year ended December 31, 2020 and 2019 only)) by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$29,309	$32,526	$30,942
Rest of Europe	9,298	13,971	2,590
U.S.	14,347	18,638	9,311
Other	10,201	15,010	5,554
Total	$63,155	$80,145	$48,397

h) The following table sets forth the clients which represented 10% or more of the Company's revenue in each of the periods set out below.

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Client A	12%	12%	14%
Client B	<10%	10%	<10%

i) The distribution of interest income by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$1,620	$3,674	$2,620
Rest of Europe	570	2,242	1,750
U.S.	22	111	17
Other	512	832	372
Total	$2,724	$6,859	$4,759

j) The distribution of the income tax charge by geographical area was as follows:

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Ireland	$30,616	$38,788	$29,096
Rest of Europe	4,609	4,234	(434)
U.S.	7,600	1,571	3,761
Other	5,050	6,540	9,535
Total	$47,875	$51,133	$41,958

20. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Cash paid for interest	$13,062	$13,059	$13,060
Cash paid for income taxes (net of refunds)	$27,604	$29,836	$18,558

21. Accumulated Other Comprehensive Income

	Year ended
	December 31, 2020	December 31, 2019
	(in thousands)
Currency translation adjustments	$(15,894)	$(64,023)
Currency impact on long term funding	(9,329)	(7,726)
Actuarial loss on defined benefit pension plan (note 9)	(9,364)	(5,226)
Unrealized capital gain – investments (note 3)	—	231
Realized gain on interest rate hedge	4,658	4,658
Amortization of gain on interest rate hedge	(4,658)	(3,733)
Loss on interest rate hedge	(905)	—
Amortization of loss on interest rate hedge	15	—
Total	$(35,477)	$(75,819)

22. Operating leases
    Lease costs recorded under operating leases were as follows:

	Year ended
	December 31, 2020	December 31, 2019
	(in thousands)

Operating lease costs	$31,088	$34,759
Income from sub-leases	(940)	(1,761)
Net operating lease costs	$30,148	$32,998

Of the total cost of $30.1 million incurred in the year ended December 31, 2020, $27.6 million is recorded within selling, general and administration costs and $2.5 million is recorded within direct costs. Of the total cost of $33.0 million incurred in the year ended December 31, 2019, $30.5 million is recorded within selling, general and administration costs and $2.5 million is recorded within direct costs.
    During the years ended December 31, 2020 and December 31, 2019, the Group did not incur any costs related to variable lease payments.
    The adoption of ASC 842 resulted in the recognition of operating right-of-use assets and lease liabilities of $106.5 million at January 1, 2019. Right-of-use assets obtained, in exchange for lease obligations, net of early termination options now reasonably certain to be exercised, during the years ended December 31, 2020 and December 31, 2019 totaled $12.1 million and $29.5 million, respectively. During the year ended December 31, 2020, office consolidations resulted in the recognition of an onerous lease obligation. The right-of-use assets related to these offices have been impaired to the extent they are considered onerous and a loss of $5.4 million was recorded (see note 14 - Restructuring charges). No impairment losses were recognized during the year ended December 31, 2019.

The weighted average remaining lease term and weighted-average discount rate at December 31, 2020 were 4.45 years and 2.53%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2019 were 5.19 years and 2.91%, respectively.
    Future minimum lease payments under non-cancelable leases as of December 31, 2020 were as follows:

Minimum rental
payments
(in thousands)
2021	$26,164
2022	21,510
2023	16,108
2024	10,165
2025	6,046
Thereafter	10,490
Total future minimum lease payments	90,483
Lease imputed interest	(5,348)
Total	$85,135
    Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $24.3 million and $28.3 million have been included in other liabilities as at December 31, 2020 and December 31, 2019, respectively.

23. Debt – Senior Notes

As at December 31, 2020 and December 31, 2019, the Company had an outstanding principal amount of indebtedness of $350.0 million under a $350.0 million Note Purchase and Guarantee Agreement. On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes, '2015 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement. The 2015 Senior Notes matured on December 15, 2020 and this debt was repaid in full. On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc and ICON Global Treasury Unlimited Company, a subsidiary of the Company. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million which will mature on December 8, 2023 and Series B Notes of $75.0 million which will mature on December 8, 2025.

The interest rate in respect of the 2015 Senior Notes was fixed at 3.64% for the five year term. The interest cost was recognized in interest expense in the period since drawdown. In October 2015, the Company entered into an interest rate hedge in respect of the planned issuance of the 2015 Senior Notes in December 2015. The interest rate hedge matured in November 2015 when the interest rate on the 2015 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. The cash proceeds ($4.6 million), representing the realized gain on the interest rate hedge, were received on maturity in November 2015 and are recorded within Other Comprehensive Income. The realized gain was amortized to the Consolidated Statements of Operations over the term of the 2015 Senior Notes (net against interest payable).

The interest rate in respect of the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. The interest is payable semi-annually on the 2020 Senior Notes on each June 8 and December 8; this will commence on June 8, 2021 and the interest cost in the period since drawdown was recognized in interest expense. The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes were fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow ($0.9 million) on maturity in July 2020, representing the realized loss on the interest rate hedge. This was recorded within Other Comprehensive Income and the realized loss is amortized to the Consolidated Statement of Operations over the term of the 2020 Senior Notes.

    The 2020 Senior Notes agreement also includes certain financial covenants that require compliance with a consolidated leverage ratio and a maximum amount of priority debt, each of which are defined in the Note Purchase and Guarantee Agreement. The Company was in compliance with these covenants at December 31, 2020.

    The Senior Notes have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

24. Impact of New Accounting Pronouncements

Impact of new accounting pronouncements adopted during fiscal year ended December 31, 2020 (or previously)
Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (Topic 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the previous incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance was applied on a modified retrospective approach and was effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2016-13 did not have a significant impact on the financial statements.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13 'Fair Value Measurement - Disclosure Framework (Topic 820)'. The updated guidance requires entities to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Amendments in this guidance also require disclosure of transfers into and out of Level 3 of the fair value hierarchy, purchases and issues of Level 3 assets and liabilities, and clarify that the measurement uncertainty disclosure is about the uncertainty in measurement as of the reporting date. The guidance removed requirements to disclose the amounts and reasons for transfers between Level 1 and Level 2, policy for timing between of transfers between levels, and the valuation processes for Level 3 fair value measurements. The updated guidance is effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASU 2018-13 did not have a significant impact on the financial statements.

    Other Pronouncements
    We have reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effective dates during the periods reported. The following relevant ASUs have also been adopted in 2020:

ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU was issued on March 12, 2020 and applies only to contracts or transactions entered into or evaluated before December 31, 2022. This ASU was effective and adopted upon issuance. The adoption of ASU 2020-04 did not have a significant impact on the financial statements.

In August 2018, the FASB issued ASU 2018-15 'Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350)'. The amendments in the update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for the Group for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years and was applied prospectively to all relevant implementation costs incurred after the adoption date. The adoption of ASU 2018-15 did not have a significant impact on the financial statements.

In November 2019, the FASB issued ASU 2019-08 'Codification Improvements—Share-Based Consideration Payable to a Customer'. The amendments in this update require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in ASC 718. The amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance with ASC 718. The grant date is the date at which a grantor (supplier) and a grantee (customer) reach a mutual understanding of the key terms and conditions of a share-based payment award. The classification and subsequent measurement of the award are subject to the guidance in ASC 718 unless the share-based payment award is subsequently modified and the grantee is no longer a customer. The amendments in this update are effective for the Group for fiscal years beginning after December 15, 2019. The adoption of ASU 2019-08 did not have a significant impact on the financial statements.

In August 2018, the FASB issued ASU 2018-14 'Compensation - Retirement Benefits - Defined Benefit Plans (Topic 715)'. The updated guidance requires additional disclosures of weighted-average interest credit rates for cash balance plans and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation. Amendments in the guidance also clarify the requirement to disclose the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets. The same disclosure is needed for the accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. The guidance removes certain previous disclosure requirements no longer considered cost beneficial. The amendments are effective for fiscal years ending after December 15, 2020, with early adoption permitted. The adoption of ASU 2018-14 did not to have a significant impact on the financial statements.
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

Impact of new accounting pronouncements which will be adopted during fiscal year ended December 31, 2021
    In August 2020, the FASB issues ASU 2020-06 ‘Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity’ which removes the separation models in ASC 470 ‘Debt’ for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. The ASU also removes from ASC 815 ‘Derivatives and Hedge Accounting’ certain conditions for equity classification for contracts on an entity’s own equity. This ASU can be adopted using either the retrospective approach or the modified retrospective approach and is effective for the Group for fiscal years ending after December 15, 2021. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. This ASU is not expected to have a significant impact on the financial statements.

In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the amendments in this ASU on a prospective basis, except where the required method of adoption is retrospective or modified retrospective. ASU 2019-12 is effective for the Company for fiscal years commencing on or after December 15, 2020. This ASU is not expected to have a significant impact on the financial statements.

In January 2020, the FASB issued ASU 2020-01, 'Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)'. ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be remeasured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied on a prospective basis. Early adoption is permitted. The adoption of this ASU is not expected to have a significant impact of the financial statements.
Impact of other new accounting pronouncements
    No other new accounting pronouncement issued or effective has had, or is expected to have, a significant impact on the Company’s consolidated financial statements.

25. Related Parties

    Subsidiaries of the Company earned revenue of $321,000 (December 31, 2019: $95,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and a Director and shareholder of DS Biopharma Limited. $41,000 was recorded as due from DS Biopharma Limited at December 31, 2020 (December 31, 2019: $36,000). Dr Ronan Lambe resigned as a Director of ICON plc on July 24, 2018. The contract terms were agreed on an arm’s length basis.

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare, with a third party. The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare, of which, $2.5 million has been paid with the remainder to be paid in the next twelve months. This balance remains outstanding at the year ended December 31, 2020. The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in an eighteen month period, commencing January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

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
     The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	52,859,911	53,859,537	54,118,764
Effect of dilutive share options outstanding	423,674	473,924	671,899
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	53,283,585	54,333,461	54,790,663

    The reconciliation between net income attributable to the Group per the Statement of Operating Income and the net income used to calculate net income per ordinary share attributable to the Group is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
	(in thousands)
Net income attributable to the Group	$332,331	373,986	$322,656
Noncontrolling interest adjustment to redemption amount	(4,522)	(5,048)	—
Net income attributable to the Group (including NCI redemption adjustment)	327,809	368,938	322,656

	December 31, 2020	December 31, 2019	December 31, 2018
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$6.20	$6.85	$5.96
Diluted	$6.15	$6.79	$5.89

27. Subsequent Events

On February 24, 2021, ICON plc announced it has entered into a Merger Agreement to acquire PRA Health Sciences, Inc. (‘PRA’) in a cash and stock transaction valued at approximately $12 billion. The per share merger consideration consists of $80 in cash and 0.4125 shares of ICON stock. The boards of directors of both companies have approved the acquisition. Subject to receipt of regulatory clearances and approval by shareholders of both companies, the acquisition is expected to close in the third quarter of 2021, and upon completion, ICON shareholders will own approximately 66% of the combined company and PRA shareholders will own approximately 34% of the combined company.

In conjunction with the execution of the Merger Agreement, ICON entered into a commitment letter with Citigroup Global Markets Inc. (“Citi”) pursuant to which Citi has committed to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million to, among other things, finance ICON’s obligations in respect of the transactions contemplated by the Merger Agreement. The effectiveness of such credit facilities is subject to the occurrence of customary closing conditions, including the consummation of the Merger.

The Company has evaluated subsequent events from the Balance Sheet date through February 24, 2021, the date at which the consolidated financial statements were available to be issued. Other than the matters described above, the Company has determined that there are no items to disclose.

28.      Impact of change in accounting policies
Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (Topic 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the previous incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates. The updated guidance was applied on a modified retrospective approach and was effective for the Group for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company applied the requirements of the new standard from January 1, 2020 and no adjustment was required to opening retained earnings as of that date.
The Company's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Company monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.
Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Consolidated Statement of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

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

ASC 842 became effective for ICON plc with effect from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results for the year ended December 31, 2018 are therefore presented under the previous leasing accounting principles, ASC 840. Operating lease liabilities and right-of-use assets have been recorded on the Consolidated Balance Sheets as at January 1, 2019 of $106.5 million.
    There is no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer
Date February 24, 2021

INDEX TO EXHIBITS

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc and PRA Health Sciences, Inc. (incorporated by reference to exhibit 2.1 to the Form 6K (file No. 333-08704) filed on February 24, 2021.

2.2*	Description of Securities Registered Under Section 12 of the Exchange Act.

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm.

101.1*	Interactive Data Files (XBRL – Related Documents).
*   Filed herewith