Form 20-F
period 2023-12-31
ICON PLC
filed 2024-02-23
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549
______________________________________________________________________
FORM 20-F
(Mark One)
☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2023
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
South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland.

(Address of principal executive offices)
Brendan Brennan, Chief Financial Officer
South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland.
Brendan.Brennan@iconplc.com | +353-1-291-2000
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
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,495,086 Ordinary Shares.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

On July 1, 2021, the Company completed the Acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Acquisition" and "the Merger"). Upon completion of the Acquisition, PRA and its subsidiaries became wholly owned subsidiaries within the ICON Group. The financial information presented in this Form 20-F reflect the results of the combined Company for the years ended December 31, 2023 and 2022. The financial information presented for the year ended December 31, 2021 is as previously reported and does not reflect the pre-Merger results of PRA before July 1, 2021, other than where clearly stated and required by GAAP.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs, and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 3 through 21. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

Part I

Item 1.   Identity of Directors, Senior Management and Advisers.

    Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

    Not applicable.

Item 3.  Key Information.

A.[Reserved]

B. Capitalization and indebtedness

The following table presents our capitalization as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
	(in thousands)
Total debt	$3,806,213	$4,701,213
Less debt issuance costs and debt discount	(30,624)	(47,026)
Total Debt, Net	$3,775,589	$4,654,187

Share capital	$6,699	$6,649
Additional paid-in capital	6,942,669	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive loss	(143,506)	(171,538)
Retained earnings	2,433,719	1,821,384
Total Shareholders’ Equity	$9,240,743	$8,497,963

Total Capitalization	$13,016,332	$13,152,150

On July 1, 2021, the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences ("the Acquisition" and "the Merger"). In conjunction with the completion of the merger, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). As of December 31, 2023, $2,264 million of the senior secured term loan facility has been repaid from cash generated by the Company in the period since the completion of the Merger. In addition to the Senior Secured Credit Facilities, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes in a private offering ("Senior Secured Notes"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. As at December 31, 2023, $445.0 million remained undrawn under the senior secured revolving loan facility.

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
•A disease outbreak, epidemic or pandemic, such as COVID-19, could adversely affect our business performance.
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
•Our international operations expose us to risks as a result of changes in global political conditions which could adversely affect our results of operations.
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

While no customers individually contributed more than 10% of our revenues during the years ended December 31, 2023 and December 31, 2022, our top five customers represented 26.8% and 28.3% of our revenues, respectively. The loss of, or a significant decrease in, business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

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

The attraction, development and retention of our talent is critical to the success of the Company, and we continue to strengthen processes around these areas to minimize retention risk. The Company, led by the Chief Human Resource Officer, is taking meaningful action to retain employees. Through our annual Talent Review process we have identified opportunities for improvement as it relates to employee retention. Our People Plans have set specific goals for each functional area in terms of three critical areas: talent attraction, development and retention. However, we can provide no assurances that our efforts in this respect will be successful.

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
•partnerships with leading technology vendors and developing the capability to enable Electronic Medical Record (EMR) interrogation into clinical insights such as sub-populations and larger pre-screened pools where the technology and regulations are enabled.

The burden on the site, in ensuring patient enrollment and engagement, is achieved through integrated site networks. ICON has a number of site alliance partners. During 2018, we enhanced our site and patient recruitment capabilities with an expansion of the PMG Research network through a partnership with the DuPage Medical Group. During 2019, we further enhanced our site and patient recruitment abilities through the strategic acquisitions of MeDiNova and CRN. In 2020, ICON announced the launch of Accellacare, a global clinical research network offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The site network includes previously acquired PMG Research, MeDiNova and CRN. Also in 2020, we entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), with a third party. Oncacare operates as a specialized oncology site network in the US and EMEA regions. This site network is focused on implementing a range of commercial models with specialist oncology healthcare providers in the US and EMEA, to accelerate the recruitment and retention of patients into oncology trials. The oncology site network was operated as a joint venture between the Company and a third party until April 2023, at which point the Company acquired the third party's interest in Oncacare such that Oncacare became a wholly-owned subsidiary of the Company. We also use digital solutions to drive site performance, including pre-screening, eConsent, learning management, document tracking and management with key applications.

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

A disease outbreak, epidemic or pandemic, such as COVID-19, could adversely affect our business performance.

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

In addition, as Artificial Intelligence (“AI”) powered cyber threats evolve, our cybersecurity program strives to keep pace through the development of advanced detection and mitigation mechanisms. However, the dynamic nature of AI-driven attacks poses an ongoing challenge, as staying one step ahead requires constant adaptation and innovation in defensive strategies to effectively protect the organization against emerging threats.

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

We may also face cybersecurity risks due to our reliance on hybrid work arrangements, which could create additional opportunities for cybercriminals to exploit vulnerabilities.

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

The performance of clinical development services is complex and time-consuming. We or vendors we engage may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

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

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure, invention assignment and other contractual arrangements and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Intellectual property rights may not prevent competitors from independently developing services similar to, or duplicative of, ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties and we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight and we may not be successful in enforcing our rights.

The biopharmaceutical industry has a history of patent and other intellectual property litigation and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement legal proceedings by companies that have patents for similar business processes or other legal proceedings alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay damages and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

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

We also act as legal representative pursuant to European Clinical Trials Directive (2021/20/EC) (“CTD”), EU Clinical Trials Regulation (No.536/2014) (“CTR”), MDD, MDR and AIMD, for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. We also perform similar legal representative services for certain clients in other non-EU jurisdictions, where the client is located outside the relevant local jurisdiction, ICON has an established local legal entity in that jurisdiction and analogous local regulations have a similar requirement for a local legal representative for clinical trials being carried out in those jurisdictions. As legal representative, we are responsible for ensuring compliance with the client’s obligations pursuant to CTD, CTR and MDR or analogous local legislation and we are the addressee for all communications with the client provided for under CTD, CTR and MDR or analogous local legislation.

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

We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of, or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

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

The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships could have a material adverse impact on our results.

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

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions (such as Ireland, United States and United Kingdom) in which we operate and the tax laws in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter-to-quarter. Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions. These audits may involve complex issues which could require an extended time period before being resolved. The resolution of audit issues may lead to additional taxes, interest as well as fines and/or penalties being imposed which could have a material adverse impact on our effective tax rate and our consolidated financial results.

In terms of recent legislative changes which could potentially impact our effective tax rate, on August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 ("IRA"). The IRA introduced a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases, and several tax incentives to promote clean energy, with those tax changes becoming effective in 2023. While these changes did not have any impact on the Company for the year ended December 31, 2023, we are continuing to monitor any potential future tax impacts in this regard.

In terms of a global minimum tax rate, the Organization for Economic Co-operation and Development's ("OECD") Global Anti-Base Erosion ("GloBE") Model Rules proposed a global minimum tax rate of 15% and recommended that it be effective from 2024. European Union member states adopted a global minimum tax in December 2022 and member states were obliged to implement the rules by December 31, 2023, which impact large multinational groups with a consolidated revenue of over €750 million. Although there is no assurance that every country in which ICON has a presence will implement GloBE, where a particular jurisdiction has a minimum effective tax rate of less than 15%, the head office location may be obliged to pay a top-up tax. Ireland has also recently implemented global minimum tax legislation which will apply from 2024. The global tax environment is becoming increasingly complex and management continues to review the impact of a global minimum tax on the Company’s financial performance.

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

The Company’s treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances. These balances are classified as cash and cash equivalents, or short term investments, depending on the maturity of the related investment. Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less. Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

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

We prepare our financial statements in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") which are revised on an on-going basis by the authoritative bodies. It is possible that future accounting standard updates may require changes to the accounting treatment that we apply in preparation of our financial statements. These changes may also require significant changes to our reporting systems. These updates may result in unexpected variability in the timing of recognition of revenue or expenses and therefore in our operating results.

Risk Related to Our Indebtedness

We have incurred substantial additional indebtedness in connection with the Merger, which could impair our flexibility and access to capital and could adversely affect the Company’s business, financial condition or results of operations.

Following completion of the Merger and the other transactions contemplated by the Merger Agreement, the Company has a substantial amount of debt. ICON borrowed approximately $6,015.0 million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the Merger Agreement, pay related fees and transaction costs in connection with the transactions, and refinance existing indebtedness. The total remaining transaction related debt balance at December 31, 2023 was $3,751.2 million. This level of borrowings could adversely affect the Company in a number of ways, including, but not limited to, causing us to incur substantial fees from time to time in connection with debt amendments or refinancing, making it more difficult for the Company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the Company’s cash flows from operations for the payment of interest on the Company’s debt, reducing the Company’s flexibility to respond to changing business and economic conditions, and reducing funds available for the Company’s investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.

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

On December 8, 2023, ICON notified the holders of the Senior Secured Notes of the upgrade of the instrument rating to investment grade and the consequent suspension of certain of the covenants under the Indenture. The suspension of these covenants remains in place so long as the instrument remains at investment grade.

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

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. At December 31, 2023, $55.0 million was outstanding under the revolving loan facility while there was also $3.7 million (December 31, 2022: $4.5 million) in letters of credit given to landlords to guarantee lease arrangements.

Because the Company has variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of interest rate cap and interest rate swap derivative financial instruments. We have entered into certain interest rate cap and interest rate swap agreements with three financial institutions with respect to a portion of our outstanding debt. Accordingly, any change in market value associated with these agreements may be offset by the opposite market impact on the portion of the debt covered by such agreements. See Note 14 - Derivatives.

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

As previously noted, on August 16, 2022, the U.S. government enacted the IRA, which among other things, authorizes the U.S. Department of Health and Human Services to establish prices for certain single-source drugs and biologics within the Medicare program, commencing in 2026. Furthermore, the IRA contains provisions which impose rebate obligations on manufacturers if price increases outpace inflation. While the full impact of these IRA provisions on our customers in the biopharmaceutical industry remains somewhat uncertain, any resultant pressure on our customers’ operating results could lead to a reduction in research and development spend and related outsourcing activities, which could have an adverse impact on our operating results and financial condition.

Our international operations expose us to risks as a result of changes in global political conditions which could adversely affect our results of operations.

Political and/or financial instability and armed conflict in various regions of the world, including, but not limited to, Ukraine, Israel and the conflict area in the Middle East, can lead to sanctions, economic uncertainty and currency exchange rate fluctuations and may interrupt our operations in those areas, which may adversely impact our results of operations. The current conflict in Ukraine has led to, among other things, hardship and the imposition of international economic sanctions aimed at the region. While the situation is subject to change, there remains the possibility of additional and harsher sanctions if the conflict intensifies. If that were to happen, our operations in the region may be severely curtailed or eliminated, which could adversely affect our results of operations. In addition, if the current unrest broadens or further escalates, our operations may be severely curtailed, which could adversely affect our results of operations.

We continue to monitor developments in Israel and the conflict area in the Middle East. Further broadening or escalation of the conflict, or the imposition of international economic sanctions, could adversely affect our results of operations.

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

If we or vendors we engage fail to comply with any of these requirements we could suffer some or all of:
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

We operate in many different jurisdictions and we could be adversely affected by violations of anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977 ("FCPA"), UK Bribery Act of 2010 ("UK Bribery Act") and similar anti-corruption laws in other jurisdictions as well as laws and regulations relating to trade compliance and economic sanctions.

The FCPA, UK Bribery Act and similar anti-corruption laws in other jurisdictions prohibit us and our officers, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. In addition, the FCPA imposes certain books, records and accounting control obligations on public companies and other issuers. The UK Bribery Act also prohibits "commercial" bribery and accepting bribes.

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

From a US perspective, the confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is subject to governmental regulation generally in the country that the personal data was collected or used. For example, United States federal regulations under the Health Insurance Portability and Accountability Act of 1996, or ("HIPAA"), and as amended in 2014 by the Health Information Technology for Economic and Clinical Health (“HITECH”) Act, require individuals’ written authorization, in addition to any required informed consent, before Protected Health Information may be used for research. HIPAA specifies standards for de-identifications and for limited data sets. We are both directly and indirectly affected by the privacy provisions surrounding individual authorizations because many investigators and organizations with whom we are involved in clinical trials and in our other services are directly subject to them as a HIPAA “covered entity” and because we obtain identifiable health information from third parties that are subject to such regulations. As there are some instances where we are a HIPAA “business associate” of a “covered entity”, we can also be directly liable to the covered entity contractually for mishandling protected health information and, under HIPAA’s enforcement scheme, we can be subject to up to $1.9 million per year in civil money penalties for identical HIPAA violations. The per violation penalties and calendar year cap on penalties are adjusted annually for inflation under the Federal Civil Penalties Inflation Adjustment Act.

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

Increasingly, in addition to the importance of their financial performance, companies are being judged by their performance on a variety of environmental, social and governance (ESG) matters, which are considered to contribute to the long-term sustainability of companies’ performance. A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. Customers may have specific ESG related requirements or targets and if we fail to meet these targets, we may lose business.

In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the Company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the Company’s board of directors in supervising various sustainability issues. We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of stakeholders’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s perceived expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

Increasing focus on ESG matters has resulted in, and is expected to continue to result in, the adoption of legal and regulatory requirements designed to mitigate the effects of climate change on the environment, as well as legal and regulatory requirements requiring climate, human rights and supply chain-related disclosures. If new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations.

In addition, our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or may not meet the expectations of investors or other stakeholders. Our ability to achieve our ESG commitments is subject to numerous risks, many of which are outside of our control.

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

An investor's return may be reduced if we lose our foreign private issuer status.

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

A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in the Depositary Trust Company (DTC), may be subject to Irish stamp duty.

Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in the DTC should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if ICON ordinary shares are held as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares.

Item 4.   Information on the Company.

A.History and development

ICON public limited company (“ICON plc”) is a clinical research organization (“CRO”), founded in Dublin, Ireland in 1990. For over thirty years we have grown significantly to become a leading global provider of outsourced development and services to pharmaceutical, biotechnology, medical device and government and public health organizations. Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions.

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

Recent investments, which continue to strengthen our service offerings to meet the needs of our customers include:

On October 2, 2023, the Company acquired 100% of the equity of BioTel Research, LLC which comprised the business formerly known as Philips Pharma Solutions, a leading provider of medical imaging and cardiac safety monitoring services.

On April 20, 2023, the Company completed the purchase of the majority investor's 51% voting share capital of Oncacare Limited (such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group), a global network of oncology research sites that provide a unique patient recruitment and delivery solution for the clinical research industry.

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

The Acquisition has brought together two high-quality, innovative, growing organizations with similar cultures and values to create the world's leading clinical research organization with a singular focus on clinical research and commercialization. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The total value of the Merger consideration was $12.0 billion and has resulted in the recognition of goodwill of $8.1 billion, intangible assets of $4.9 billion and an associated deferred tax liability of $1.1 billion. The accounting for the Merger was final as of June 30, 2022.

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

During the year ended December 31, 2023, the Company repaid $950.0 million of the senior secured term loan facility (December 31, 2022: $800 million). At December 31, 2023, $55 million was outstanding under the senior secured revolving loan facility (December 31, 2022: $Nil) in addition to $3.7 million (December 31, 2022: $4.5 million) in letters of credit given to landlords to guarantee lease arrangements.

The financial information presented in this Form 20-F reflect the results of the combined Company for the year ended December 31, 2023 and December 31, 2022. The financial information presented for the year ended December 31, 2021 is as previously reported and does not reflect the pre-Merger results of PRA before July 1, 2021, other than where clearly stated and required by GAAP.

With approximately 41,100 employees across the globe, ICON has established relationships with a majority of the world’s top pharmaceutical and biotech companies. We believe the Company now has the expertise, technology, and data assets to lead the industry into a new paradigm for bringing clinical research to more patients and enabling expanded capabilities for customers. We believe the Merger will deliver a transformational effect on ICON through:

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

Interest Rate Risk Management

The Company has entered into derivative financial instruments to manage exposures to interest rate fluctuations. On November 29, 2022, the Company entered into two interest rate cap agreements and one interest rate swap agreement with notional amounts of $2,101 million and $1,101 million, respectively. These derivative financial instruments are used to limit the Company's exposure to changes in the variable interest rate on its Senior Secured Credit Facilities by fixing the interest rates on approximately 49% of ICON's term loan facility as at December 31, 2023.

Share Repurchase Program

On February 18, 2022, the Board authorized the repurchase of up to $100 million of the Company's common stock. The share repurchase program was completed during the year ended December 31, 2022 with a total of 420,530 ordinary shares redeemed by the Company for a total consideration of $100.0 million. All ordinary shares that were redeemed under the repurchase program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law. No repurchase program occurred in 2023.

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

The Company's operations in these affected regions have been significantly curtailed as a result of these events. The ongoing conflict in Ukraine has resulted in an increasingly complex economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures enacted by the United States, United Kingdom and European Union member states. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations. The financial impact of the conflict was not material to the Company during the years ended December 31, 2023 and December 31, 2022.

Israel and the conflict area in the Middle East

We are all saddened by recent developments in Israel and the conflict area in the Middle East. The Company's key focus has been on the safety of our employees and their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families through the implementation of a number of employee assistance programs. The team have been advised to work remotely as they continue to support our customers’ studies. The financial impact of the conflict was not material to the Company during the year ended December 31, 2023.

Foreign exchange

The Company prepares its financial statements in United States dollars while the local results of a certain number of our subsidiaries are prepared in currencies other than United States dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the United States dollar. Finally, the Company is exposed to a wider variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the United States dollar and those other currencies could have a material adverse effect on the Company’s financial results. In the year ended December 31, 2023, the Company recorded foreign currency losses of $12.9 million.

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

ICON maintains a sustained focus on research and development. We continue to enhance our portfolio of data solutions and decentralized clinical trial technology through the development of industry-leading technologies and processes to support our clients. ICON is leading the industry transformation through four key levers: transforming clinical trials, site and patient centricity, healthcare intelligence and applied innovation, and seamless, integrated service delivery.

At December 31, 2023, we employed approximately 41,100 employees in 106 locations in 53 countries. During the year ended December 31, 2023, we derived approximately 40.4%, 48.7% and 10.9% of our revenue in the United States, Europe and Rest of World, respectively.

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

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments.

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

Accellacare is ICON's global clinical research network offering customers a wide range of stand-alone and integrated solutions at site or in patients' homes as part of decentralized trials. Our patient centric approach accelerates study start-up and increases patient recruitment and retention for the pharmaceutical, biotechnology and medical device industries.

Accellacare In-Home Services takes study visits directly to patients where they live, work, study or play in all phases and therapeutic areas of clinical trials. By bringing trial visits directly to patients, we ease the burden of participating in clinical research to increase patient recruitment, retention and diversity. Accellacare In-Home Services has experience in more than 450 clinical trials, tailoring our services to fit each study's specific requirements across more than 50 countries. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare, we are committed to delivering on the promise of patient centricity in clinical research whilst also providing investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

The Accellacare Site Network encompasses more than 50 sites across 6 countries covering the United States, Europe and South Africa. Accellacare offers a quality focused clinical research infrastructure delivering value and benefits to sponsors. Accellacare supports customers with faster start-up and the time from site selection to site initiation visit is on average 30% faster when compared to other sites. Furthermore, Accellacare achieves an average of 40% more patients per site when compared to other sites.

In 2023, Accellacare Site Network optimized its site partnerships and focused on enhancing capabilities within its US locations with a continued focus on Central nervous system (CNS) capabilities. ICON fully acquired the Oncacare site network in April 2023.

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

ICON's site networks enhance our ability to enroll patients onto the clinical studies we perform. We have also developed strategic alliances with investigator site groups and healthcare systems in all major global research markets. In partnership with others, we are pioneering patient recruitment solutions that leverage cognitive computing to transform clinical trial matching and allow a data-driven approach to deliver the right patients for trials. One Search is our intuitive, integrated workflow and interrogation tool that enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.

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

To meet the evolving needs of both our existing and new clients we continue to enhance our capabilities through both organic service development and targeted acquisitions. In addition, we continue to enhance our scientific and therapeutic expertise to support our customers in specific areas including oncology, orphan and rare diseases, CNS, dermatology, infectious disease and women's health.
ICON has extensive experience in vaccine clinical development for commercial businesses, governments and NGOs. This experience enabled us to play a significant role in the search for vaccines and treatments for COVID-19.

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
ICON worked with 153 sites in the US, Europe, South Africa and Latin America to ensure the recruitment of more than 44,000 trial participants over a four-month period in late 2020. ICON provided site training, document management and operational support for patient Informed Consent Form review, coordinated eConsent in most countries, and assisted with clinical supply management services. Achieving the unprecedented trial timelines, while maintaining high standards of quality, undertaken in response to the pandemic required collaboration and strong communication between the ICON and sponsor project teams.

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

We also invested significantly in our site and patient network (Accellacare), and consider our expertise and offering in this area as one of our strategic pillars.

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

Through an informatics strategy built around key platforms including ICONIK and Health Cloud, we have continued to invest in building our capabilities in the gathering, analysis and application of real world patient data within both the clinical trial and post-trial observational study environments. ICONIK and Health Cloud enable ICON to deliver services such as Risk Based Monitoring (RBM) which uses near-real time clinical data to drive monitoring visit schedules, enabling better decision making and the successful implementation of clinical trial strategies that significantly improve efficiency in clinical trials thereby reducing overall cost and time to market whilst better protecting patient safety.

ICON’s proprietary One Search tool helps to efficiently and effectively identify optimum trial sites. It synthesizes multiple data sources, applying AI machine learning and rich data visualization for optimum site identification, resulting in improved study start-up and site cycle times, significant reductions in the percentage of low performing sites and increasing the percentage of studies meeting planned First Patient In (FPI).

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

The ICON Patient Engagement Platform was developed to support improved patient experience and enrollment in clinical trials. The web-based patient engagement platform, provides patients with study specific information and connectivity with the nearest investigative site. The solution supplements patient recruitment outreach by sites and increases visibility of potential study participants for sponsors and sites. An easy to navigate, user friendly interface guides the patient to new and ongoing studies in their particular indication and a pre-qualification questionnaire helps to determine if the study is a right fit for them. If the patient decides to register interest, they are given the option to select their nearest investigative site. This establishes connection with the site and the patient can then choose to contact the site or ask to be contacted for pre-screening.

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

We are focused on operational excellence across our support functions, and we operate a global business support infrastructure across functions including finance, information technology, facilities, human resources, legal and quality assurance. This enables us to enhance the service levels across these support areas whilst driving down the costs of the service provision.

Capabilities and service offerings

ICON is the world’s largest pure-play clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. Our focus is on delivering Healthcare Intelligence to customers to address the full spectrum of clinical development challenges, not just point-of-service delivery. The synthesis of our experience, expertise, best practices, technology and data provides patient centric processes, commercially optimized for global success, and is driving transformation of trials to improve R&D return on investment.

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

Full service portfolio: Early phase to commercialisation

Operations

Models

- Full service solutions
- Functional solutions
- Decentralised clinical trials
- Standalone solutions
- Hybrid solutions

Sectors

- Pharma
- Biotech
- Government & Public Health
- Medical Device & Diagnostics

Therapeutic areas

- Cardio-Metabolic Diseases
- Endocrinology
- Gastroenterology
- Hepatology (including NASH)
- Infectious Diseases
- Immuno-Inflammation
- Neurosciences
- Oncology
- Ophthalmology
- Paediatrics
- Pulmonary/Respiratory Diseases
- Rare & Orphan Diseases
- Transplant & Immunology
- Women's Health

Molecule & Product development

Biologics | Small molecules | Biosimilars | Vaccines | Medical Devices

Precision medicines:

Companion diagnostics | Cell therapies | Gene therapies | Biomarkers | Immuno-oncology

Services

Strategic Solutions

Development & Commercialisation Solutions

Early Clinical & Bioanalytical Solutions

- Clinical Research Units
- Early Patient Solutions
- Bioanalytical Laboratories

Laboratory & Imaging Solutions

- Central Laboratories
- Specialty Laboratories
- Medical Imaging
- Cardiac Safety Monitoring

Site & Patient Solutions

- Site Network
- In-Home Services
- Site Resourcing
- Patient Recruitment Services
- FIRECREST (Site Portal and applications)

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
- Chemistry, Manufacturing & Controls (CMC)

Commercial Solutions

Insights, Evidence & Value

- Global Strategic & US Market Access & Pricing
- Health Economics & Epidemiology
- HTA & Value Communication
- Patient Centred Outcomes

Medical Communications

- Creative Design, Digital and Business Intelligence

Global Clinical & Scientific Operations

Biostatistics & Programming
Clinical Data Science
Clinical Operations
Clinical Supplies Management / IRT
Endpoint Adjudication / Data Monitoring Committees
Feasibility, Site ID, & Study-start up
Global Logistics
Investigator Payments & Grant Budgets
Medical Affairs
Medical Writing
Project & Program Management
Partnerships & Alliance Management
Pharmacovigilance

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

Regulatory easement during the pandemic has resulted in a number of positive changes to clinical trial procedures, enabling studies to continue and in some cases progress at a faster pace, and improvements to the process of CTA and IND approvals. Regulatory authorities have been clear that regulatory easement related to the pandemic will not be extended. However, many regulatory authorities have instead released guidance or position statements on the use of DCT elements, such as technology and off-site conduct, more generally in clinical trials, benefiting the patient and healthcare advancement.

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

Improving productivity and operating efficiencies

Continuing focus on productivity within research and development programs

Pharmaceutical and biotechnology companies continue to seek ways to improve the productivity of their development efforts and increasingly see the use of CROs as a strategic component of these efforts. They are leveraging the expertise of CROs to help identify the most promising drug candidates in early development and discontinue developing those that have safety issues, limited efficacy or that will have significant reimbursement challenges. These companies are also initiating programs to drive more efficiency in their development programs. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly Phase I-III. In parallel, regulatory initiatives such as the 21st Century Cures Act and the emergence of clinical trial techniques such as adaptive trial design, risk based clinical trial monitoring, decentralized and hybrid trials are enhancing development, allowing effective treatments to get to patients quicker at reduced development costs.

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

Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. "Own it at ICON", as set out below, is a statement of values that has remained at the very heart of ICON’s culture, encouraging our people to seize the opportunity and bring flexibility, innovation, and determination to every situation. We believe our culture of ownership personifies who we are as a company — it also helps us apply our expertise, collaborate to get things done, and succeed at our mission.

Our values underpin how we work together to deliver on our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do, and how we do it. It applies to all of our officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete annual global ethics training.

At ICON, we care about conducting business sustainably. We care about our people, patients, and the communities in which we live. We care about doing the right thing and we are committed to working to the highest ethical standards and demonstrating our commitment to honesty, transparency, and quality. As a testament to our commitment, we launched our “ICON Cares” program at the start of 2023 which incorporates all our Environment, Social and Governance (ESG), Diversity, Inclusion and Belonging (DIB), and CSR initiatives into one program. ICON’s Environment, Social, and Governance Committee ('ESG Committee') brings together all these initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board. The ESG Committee is chaired by the Chief Administrative Officer and General Counsel (CAO), who is responsible for reporting to the ICON executive leadership team, the Nominating, Sustainability and Governance Committee and the Board on ESG matters. The CAO reports on ESG matters to the Nominating, Sustainability and Governance Committee quarterly and reports to the Board at least annually whilst also providing periodic ESG updates to the executive leadership team.

The ESG Committee is focused on developing our strategy and initiatives relating to the environment, social matters, health and safety, community engagement, corporate governance, sustainability, and other public policy matters relevant to the Company. The ESG Committee is a cross-functional management committee of the Company including representation from facilities, health and safety, corporate communications, finance, legal, investor relations, procurement, commercial, marketing, and human resources departments. The Committee meets regularly to assist and support executive management and the Nominating, Sustainability and Governance Committee of the Company in:

•determining and setting the strategy relating to ESG matters;
•developing, implementing and monitoring initiatives and policies based on that strategy; and
•communicating these strategies, initiatives, and their results.

We are committed to building and developing our ESG strategies and reporting. In 2020 we launched our ESG page on the ICON website and have an internal ICON Cares ESG page on our MyICON intranet portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. In 2021, as a testament to our commitment to managing ICON responsibly and sustainably, we became a participant in the United Nations Global Compact (UNGC), a set of Ten Principles covering the areas of human rights, labor, environment, and anti-corruption. In our 2022 ESG report, released in 2023, we reported under the Global Reporting Initiative (GRI, 2021) standards, the Task Force on Climate-Related Financial Disclosures (TCFD) and the Sustainability Accounting Standards Board (SASB) index. Our report summarizes our current policies, priorities, commitments, achievements, and progress in respect to ESG matters. During 2023, ICON received a silver medal from EcoVadis in recognition of our environment, social and governance efforts throughout ICON. The ESG page on our website is available at https://www.iconplc.com/about/esg/.

The global landscape in respect to regulatory and legislative requirements relating to ESG reporting and disclosure requirements is rapidly evolving, and we are monitoring potential requirements so that we are positioned to adhere to any additional requirements in due course. This includes mandatory reporting under the Corporate Sustainability Reporting Disclosure (CSRD) from the EU and the SEC Climate Risk Disclosure Rule which is pending finalization.

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

Our research, our work with customers and patients and our on-the-ground efforts to meet the diverse needs across our communities align with the SDGs. We focus these efforts on a subset of themes where we have identified the greatest opportunity to effect change:
•SDG 3 – Good health and well-being
•SDG 5 – Gender equality
•SDG 9 – Industry, innovation and infrastructure
•SDG 10 – Reduced inequalities
•SDG 12 – Responsible consumption and production
•SDG 13 – Climate action
•SDG 17 – Partnerships for the goals

Further details on the ways ICON contributes to these SDGs and their targets are set out in our ESG Report.

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

Our Global Environmental Management Policy and Environmental Management Plan is part of our ICON Cares program for managing environmental sustainability initiatives. The implementation of the plan is led by our facilities team, reporting to our Chief Administrative Officer and General Counsel (CAO). The CAO is responsible for reporting on the ICON Cares program and environmental initiatives and progress to the ICON executive leadership team and Nominating, Sustainability and Governance Committee and the Board.

ICON set environmental goals around the use of renewable energy and carbon emissions in 2019 and we are working towards achieving these goals which are as follows:
•100% renewable electricity by 2025
•20% reduction in kilowatt hours (kWh) of electricity by 2030
•Net zero carbon emissions on Scope 1 & 2 by 2030

In April 2023, following Board approval, ICON made a commitment to the Science Based Targets initiative (SBTi), when we submitted our near-term commitment letter to the SBTi. In February 2024, the Board approved furthering our SBTi commitment to include a long-term company-wide emissions reduction target in line with science-based net-zero. Accordingly, we have submitted our commitment letter to SBTi to set net-zero targets, including a long-term science-based target and are preparing to submit both our near-term and long-term science-based targets for validation.

We have programs in place to manage and minimize climate impacts of business activities. To continue to improve processes and reduce our environmental impact, we track, calculate, and report our Scope 1, Scope 2 and Scope 3 business travel GHG footprint. We apply the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. Carbon Trust provides annual verification of our Scope 1 and 2 GHG emissions data. In 2023, we worked with Carbon Trust to conduct a full Scope 3 footprint, which we are analyzing with a view to annual public reporting in due course.

Aligned with our goal to be net-zero on Scopes 1 and 2 by 2030, ICON’s combined Scope 1 and 2 GHG emissions have decreased since 2018. We recognize that although the combined Scopes 1 and 2 emissions have fallen year-on-year, ICON’s Scope 1 emissions have increased slightly each year. To reach our net-zero goal, our decarbonization strategy is currently focused on reducing Scope 2 emissions, the largest contributor to our Scope 1 and 2 footprint. Following on from our Scope 2 emissions reduction efforts, we plan to launch efforts that target our Scope 1 emissions in the coming years.

In 2020, following pandemic-related closures and a reduction in business travel, our Scope 3 GHG emissions declined significantly. Since 2021, as more normal operations resumed, we have seen an overall increase in our total GHG emissions driven by an increase in business travel (Scope 3).

Although Scope 1 and 3 emissions have increased, we remain below our 2018 pre-COVID overall emissions, and are committed to continue our work towards reducing emissions. Additionally, our emissions intensity has decreased substantially as our business has grown. Since 2018, our emissions intensity per million in revenue and our emissions intensity per FTE employee has decreased.

Moving forward, ICON expects to see further emission reductions relative to revenue and the number of employees due to a reduction in offices, strategic energy efficiency projects and a flexible work policy that allows eligible employees to work from home 40% of the time.

ICON participates in CDP (formerly the Carbon Disclosure Project) on an annual basis. CDP is a globally recognized organization that allows companies to measure and manage their environmental impacts. We received a B score from CDP for 2023 on our 2022 Climate Change response which was an improvement on the C score that we received from CDP in 2022 on our 2021 Climate Change response. The improved score is a reflection of our efforts and the progress that we are making in respect to environmental sustainability. Our CDP responses are available at https://www.cdp.net/en/.

We are focused on reducing energy use and increasing renewable energy use across our global operations as specific environmental goals. Waste reduction is embedded into our environmental policies and practices and is one of the objectives of ICON’s Environmental Management Policy.

ICON leases most of our offices and facilities, and therefore we work closely with our landlords and leasing agents to implement measures to ensure we operate in an environmentally sustainable manner. Throughout 2023, we continued real estate harmonization efforts which resulted in downsizing or closing 19 locations to align with new working styles and business needs, this also helps to reduce our environmental footprint. Experts from our real estate team factor environmental considerations into decisions around new office locations or building improvements. We’ve also implemented a series of measures globally to reduce the local footprint of our offices while promoting comfort and efficiency. These include:

•Installing energy-efficient LED lighting.
•Using motion detectors.
•Purchasing recycled office supplies.
•Reducing paper consumption by promoting paperless office processes and defaulting double-sided output.
•Building recycling areas into business centers and kitchens/canteens.
•Planting green spaces to improve internal air quality.
•Selecting building materials and vendors for their low environmental impact.

We require our suppliers to abide by our Global Supplier Code of Conduct which includes a commitment to comply with applicable environmental laws and regulations, our expectations around waste management and sustainable use of resources.

We care about making a positive impact on the communities in which we work and live and we have aligned our community efforts to a broader vision for social impact, including by aligning priorities with our organizational goals of diversity, inclusion, and belonging.

Our community engagement activities are focused on two core areas:

•Supporting education and building closer ties between industry and academia; and
•Improving the welfare of people in the communities in which we live.

Supporting education and building closer ties between industry and academia

A core area of community support includes building ties between industry and academia to inspire the next generation of leaders in business and science. Our existing partnerships continue with the following organizations:

•The ICON-McKeon Research Fellowship in Motor Neuron Disease ('MND') in honor of Mr. Declan McKeon, former Board member, acting Chairman, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND carries out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signaling, in the context of the neurodegenerative disease of ALS.

▪Partnership with Trinity Centre for People with Intellectual Disabilities ('TCPID') - TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Centre provides people who have intellectual disabilities with the opportunity to participate in a higher education program designed to enhance their capacity to fully participate in society as independent adults. The 2-year education program includes work placements and internships to enable students to experience and participate in the work environment. In 2023, we were delighted to host a student visit from TCPID students to our global headquarters in Dublin, where they enjoyed learning about the different phases of a clinical trial and also experienced a working laboratory during a tour of the facility.

•Partnership with Junior Achievement to inspire schoolchildren. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. ICON volunteers take time out of their working day to deliver Junior Achievement programs, teaching primary and secondary-level students valuable business, STEM (Science, Technology, Engineering & Mathematics) and entrepreneurship skills that will serve them throughout their professional lives.

Aligned with our ambitions to build closer ties between industry and academia, create a more diverse graduate pool of talented and ambitious STEM professionals who can help to ensure the future success of the life sciences industry, and provide increased opportunities for underrepresented groups to study STEM courses, our STEM scholarship program continued in 2023. Through the program, ICON is partnering with three universities in Ireland – Dublin City University (DCU), Trinity College Dublin

(TCD) and the University of Limerick (UL) – as well as with the Thurgood Marshall College Fund (TMCF) in the US, to fund 33 scholarships for students of STEM courses. TMCF is a not-for-profit organization that supports nearly 300,000 students attending its 47 member-schools that include publicly-supported Historically Black Colleges and Universities (HBCUs).
Improving the welfare of people in the communities in which we live

Through volunteering, donations and other charitable initiatives, our employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have several programs that support the welfare of people in our local communities. In November 2023, 360 ICON colleagues from across the globe united in person and virtually to take part in Run in the Dark for the fourth conservative year. Team ICON raised $10,000 to support Mark Pollock's Collaborative Cures foundation whose mission is to bring people together to cure paralysis in our lifetime. A team of 125 ICON cyclists from 24 countries also participated in our annual ICON cycle challenge, which covered 350km from Zurich to Munich, across 3 days and which raised funds for Mission Rabies, a global charity that aims to control the spread of rabies through vaccination of dogs in endemic areas.

Since 2012, ICON’s annual employee-nominated charity donation program has supported over 100 charities worldwide, donating $10,000 to each organization. The selected organizations focus on a range of critical issues, such as building a more inclusive society, improving child welfare and supporting patients who are battling chronic diseases. The chosen charities align with ICON’s corporate mission, our ICON Cares program diversity and inclusion goals and support our efforts to advance the United Nations Sustainable Development Goals (SDGs). In addition, ICON donated to UNICEF in support of humanitarian efforts following the devastating earthquakes in Syria and Turkey.

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

To support employees at every stage of their career journeys, training and development programs are aimed at advancing scientific, technical, and business knowledge as well as behavioral competencies. Programs include Corporate and Functional Onboarding for all ICON employees tailored CRA academies; Data Management and Biostats & Programming Academies; a Commercial Skills Academy; a range of project management curricula, therapeutic-focused programs, and People Leader development programs.

Our People Leader development program focuses on providing our People Leaders with the relevant skills to effectively manage themselves, their team and their business, including leveraging psychometrics to raise awareness of their behavioral preferences and the preference of others. ICON also invests in Harvard Manage Mentor, an online learning platform providing People Leaders with access to learning available at any time with topics ranging from change management, diversity & inclusion, retaining employees and developing employees.

We provide our people with a personalized and flexible learning experience, delivered through a combination of in-person and technology-driven programs that suit their learning styles and can flex to suit their schedules. Through our industry leading Career Hub, ICON employees are encouraged to broaden their scientific, technical, leadership, and business knowledge. By tapping into development programs and partnerships with leading academic institutions, team members can use the hub to develop competencies that advance their careers. We also collaborate with UCD Smurfit School Executive Development to deliver customized leadership development programs for global employees.

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

Employee well-being

ICON’s commitment to improving health and enriching lives extends beyond the work we do with our customers. Employees worldwide have access to tools and resources designed to support all facets of their well-being, from physical to financial to psychological and beyond.

Our global Employee Assistance Program (EAP) ensures that all employees, and their families, have access to a range of different, confidential resources and experts to help them better manage their working life and personal life. Employees can also access a wide range of tools, information and support services online in local languages.

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

Fostering diversity, inclusion and belonging

We are committed to being a workplace where all employees are included and feel a sense of belonging. As a global, values-driven organization, we acknowledge and celebrate our differences in gender, ethnicity, culture and abilities. Respecting diverse viewpoints and experiences is foundational to our interactions with each other and with our patients, customers and suppliers. Moreover, we strive to build teams that reflect the various geographies and communities in which we live and work and the patients we serve.

We recognize the critical importance of diversity in clinical trials ensuring all types of patients who will eventually receive therapies are represented on clinical trials, as well as offering clinical trials as a care option for those who may not otherwise have access to medical treatment. In furtherance of our aim to increase diversity within clinical trials, we appointed a Global

Head of Diversity in Clinical Trials to lead a team of cross functional experts who can advise customers how to build diversity at every stage of the clinical trial.

Diversity, inclusion, and belonging (DIB) are fundamental to our culture and values. Diversity makes us more innovative and more creative. ICON’s approach to DIB is a key focus area. To reflect this, inclusion is one of our core values and our DIB strategy revolves around four key ambitions: our people, our patients, our customers, and our communities.

For each of these ambitions, ICON’s DIB Operating Committee brings together individuals from across the company to create and execute work streams that are committed to advancing our DIB strategy. A central team manages the overarching efforts, ensuring alignment and collaboration across each of the ambitions. Each ambition has a sponsor from ICON’s executive leadership team who advocates for and supports the agenda, in addition to providing leadership.

The growth of community groups enabled ICON to retire the role of the DIB advocates who were recruited from across the organization to support leadership and the DIB Operating Committee with DIB strategy and activities. Now, all community group members and allies act as advocates across the company. Their aim: to align activities, promote events and share information back to their service lines. It is our aspiration that all our employees will act as DIB advocates.

We believe in a workplace culture that embraces diverse perspectives and empowers our team members to grow — at work, at home and in their communities. The key areas of focus for our diversity, inclusion, and belonging agenda include talent management, country-level inclusion policies, rewards, training, mentoring and communications.

The DIB community groups we have at ICON are:

DAWN:	The Disability Awareness Network is a community group focused on developing and fostering a mind-set towards creating an inclusive workplace and working environment where everyone is treated equally with respect and dignity, irrespective of any visible or hidden disabilities.

EmbRACE:
EmbRACE is a community group supporting all race and ethnic backgrounds in creating an inclusive workplace culture. Our ambition is to build a culture that is inclusive, collaborative and accountable, supporting all our people and removing barriers that prevent them from doing their best work and being their true selves at ICON.

NOW@ICON:	The Networking Organization for Women at ICON is committed to inspiring and connecting current and potential leaders through an inclusive environment of targeted initiatives and supportive mentorship.
Pride@ICON:	The Pride group supports LGBTQ+ colleagues and allies, ensuring that no matter where employees are in the world, our offices are a safe space where they are welcomed, respected, and valued.
SPACE:
SPACE is a Community Group that Supports Parents And Carers Everywhere. We aim to create awareness and education, with a view to building an effective SPACE community that provides individual, group and regional support connections for parents and carers.

In 2023 each community group launched a mentoring program to support networking and career development at ICON. This was a huge success with over 300 mentor and mentee matches across the five community groups with mentors and mentees receiving training and toolkits to make the most of their mentoring relationship.

As a testament to our commitment to diversity, ICON are aiming for gender parity at the VP level and above by 2025. As at January 31, 2024, women represent 46% of the positions at the VP level and above. Our strong focus on talent management, succession planning and talent development ensures we work towards building strong talent pipelines for VP level roles with equal number of female and male candidates shortlisted for all our senior roles.

Establishing a truly inclusive workplace requires offering fair pay. Using best-in-class methodology, we regularly review salary ranges to establish fair pay among employees regardless of gender, race or ethnicity. We also consider legitimate business factors that explain differences, such as performance, tenure and experience. ICON has made and will continue to make significant investments in organizational design structures, tools and education that uphold and support our pay principles.

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

Our Ethics and Compliance program is designed to protect the interests of the company and its shareholders by preventing, detecting, investigating and responding to potential misconduct and violations.

The Ethics & Compliance team (E&C) provides day-to-day independent oversight for the program. The team works collaboratively with risk and compliance functions and leadership across the business to align on and optimize its reach and impact. The Head of E&C provides day-to-day independent oversight for the program. The team is independent of the business and reports to the Deputy General Counsel, who reports to the Chief Administrative Officer and General Counsel (CAO). The CAO reports on the program to ICON’s executive leadership team, the Nominating, Sustainability and Governance Committee and the Board. The program supports all functional areas globally and is dedicated to the implementation of standardized global policies, procedures, training, guidance, communications, monitoring, investigations, issue management, assessing compliance-related risk and mitigations, and reporting to ensure the overall compliance program is effectively functioning. Where appropriate, the program also implements regional and/or country specific policies, procedure, training and guidance.

ICON has incorporated a third-party system, Ethics Line, for employees and third parties to confidentially report ethics and compliance questions, as well as concerns, and to track reports through follow-up and resolution. An independent company administers this hotline, which is available all hours of every day and can accommodate calls in over 75 languages. These tools also provide visibility into our risks while highlighting opportunities to address them. ICON’s Ethics and Compliance program will continue to grow and evolve in response to changes in our business and in the global business climate.

All personnel are required to receive ethics and compliance training during initial onboarding and through annual refresher sessions. Training modules explain the many channels available for reporting suspected unethical or illegal practices. The training supports our values and our ways of working and incorporates the key principles of our policies and codes and includes interactive scenarios where applicable.

At ICON, we promote a Speak Up culture that encourages compliance, openness, and accountability without retaliation. The Speak Up Policy aims to support our culture and values and seeks to encourage the prompt reporting or surfacing of concerns or violations about values, ethics or other standards without fear of retaliation. Reported ethics concerns and other ethics and compliance-related data are reported via the CAO to the Board as appropriate.

Anti-bribery and Corruption

ICON is guided by the foundational principle that we do not tolerate bribery or any other form of corruption or fraud. Our anti-bribery and anti-corruption (ABAC) program is a core element of our Ethics and Compliance program. ICON and all ICON directors, employees, consultants, agents and all third parties acting on ICON's behalf must act in compliance with international laws and regulations relating to bribery, corruption, and illicit payments, including the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.

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

Privacy and Information Security

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

ICON has a separate Personal Data Incident and Breach Response Policy and Process that governs the management of personal data incidents and breaches within ICON. The policy requires incidents to be reported to ICON’s Global Data Protection Officer (DPO) and Privacy Team, who manage them in collaboration with relevant internal stakeholders (e.g., IT Security, Quality & Compliance), to ensure we comply with our legal and contractual obligations, including our reporting obligations. In 2023, in combination with our existing ISO 27001 certification, ICON’s data protection policies and procedures were certified to ISO 27701. Our privacy program is overseen by the CAO.

Our people and partners play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. ICON has also established a robust Privacy and Security Champion (PSC) network. The PSC network acts as an extension of the Privacy and Information Security teams. In line with the PSC charter, champions provide a key touch point in relevant business units, bolster awareness of ICON’s respective privacy and security programs and provide direct support in response to priorities dictated by ICON’s Privacy and Security Council (chaired by ICON’s Global Data Protection Officer and Head of Information Security).

For information about our cybersecurity program see Item 16K - Cybersecurity.

Sustainable procurement

ICON maintains policies and processes to support responsible, sustainable, and ethical business practices. Our goal is to source from suppliers whose values align with our own, who share our commitment to diversity and inclusion, and who are socially and environmentally responsible and conscious.

We manage our suppliers through our Global Procurement department. The onboarding of all new suppliers is completed through a robust centrally managed due diligence process. Environmental sustainability, bribery, and corruption risks are a focus of our third-party assessment and management process.

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

We require our suppliers to abide by our Global Supplier Code of Conduct which incorporates the Pharmaceutical Supply Chain Initiative (PSCI) principles for Responsible Supply Chain Management and sets out our standards and expectations regarding:

•Ethics and compliance
•Labor and human rights
•Health and safety
•Environmental stewardship

Our Global Supplier Code of Conduct also outlines channels to report concerns or grievances related to our suppliers, such as our Ethics Line. We operate a strict anti-retaliation policy and expect suppliers to do the same. We hold our suppliers accountable for meeting their contractual obligations, including commitments relating to the Global Supplier Code of Conduct and regulatory compliance. Contract non-compliance can result in termination of the business relationship and exclusion from future business with our company.

To further support the development of our sustainable procurement program, ICON has engaged with EcoVadis, CDP and Supplier IO to help assess our key suppliers and gather data around sustainability maturity, GHG emissions and diversity status and classifications. This data allows us to factor sustainability related factors into our supplier selection activities and embed sustainability into our procurement practices.

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

Competition
The CRO industry is fragmented, consisting of many small, niche service providers, a declining number of medium-sized providers and a smaller number of large CROs, including ICON, that are differentiated by the scale of their global operations, breadth of service portfolios and supporting technology infrastructure. The need to conduct complex research and access patients on a global basis is driving market share to these global CROs. When competing for large development programs, ICON competes primarily with IQVIA, PAREXEL, the PPD clinical research services brand of Thermo Fisher Scientific Inc., Fortrea and Syneos Health. In some specific markets, for example biotech and mid-tier pharma, ICON may also compete against mid-tier CROs. Competition also exists for acquisition candidates in addition to competition for customers.

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

Customers

During the year ended December 31, 2023, revenue was earned from a wide range of clients and 26.8% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.9% of revenue for the year.

During the year ended December 31, 2022, 28.3% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.8% of revenue for the year ended December 31, 2022.

During the year ended December 31, 2021, 31.6% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.0% of revenue for the year ended December 31, 2021.

The loss of, or a significant decrease in business from one or more of our key customers could have a material adverse impact on our results of operations.

Unsatisfied Performance Obligation

Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2023 we had contracted unsatisfied performance obligations of $14.8 billion. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

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

We provide interactive response technology (IXR) to enable centralized patient randomization, drug inventory management and patient diary collection, providing our clients with a fully flexible multi-channel data retrieval solution which can be utilized via telephone, internet browser or a mobile device. In our central laboratory business, we utilize a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online. Our Laboratory also utilizes IMRA, a web based laboratory review application that allows global access to the latest laboratory data on a study. IMRA facilitates detailed analysis of any trends, signals, alerts or patient-specific data on a real-time basis. ICON provides imaging and cardio safety services through the use of its internally developed MIRA & Maestro platforms and also utilizes Medidata’s Rave Commercial Imaging for collecting, managing and processing data to support its imaging capabilities.

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

ICON’s Integrated Dataverse (IDV®) is one of the largest integrated repositories of healthcare data consisting of 280 million patient lives, 1.8 million prescribers and 16 thousand health plans which provides powerful data, applications, analytics, and consulting to help companies gain deep insight into the pharmaceutical market. We transform data into decisions and give deeper insight into the relationships that sponsor brands have with the market by allowing a holistic view of the impacts of payer, prescriber, and patient behavior. Our proprietary Tokenisation technology Synoma® simplifies the anonymization, exchange and connection of industry data sources to provide an integrated view of a patient’s data.

The Company’s strategy of using technology to enhance our global processes is evident from our deployment of platforms like ICONIK, Health Cloud, Veeva CDMS/EDMS/QMS (our global SOP Document Management system), iLearn and Cornerstone (our Web-based training delivery solution), ServiceNow (workflow and automation platform), Sailpoint (identity management and governance), and Pega and ARGUS (pharmacovigilance). The Electronic Trial Master File is delivered via ICON’s proprietary software ICOMaster or the Wingspan and PhlexGlobal software platforms.

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

ICON enables its patient site and data strategy through the services delivered via Accellacare, Oncacare and Veradigm Allscripts. We also work with biopharmaceutical companies and other life science providers (e.g. medical devices companies) to develop and deploy bespoke stakeholder engagement solutions. ICON’s patient engagement services enable site staff to engage directly with patients to help improve their disease and medication understanding through interventional and non-interventional support.

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
•One-Search, an intuitive, integrated workflow and interrogation tool from ICON, enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.
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
•The PredictivvTM platform is a fully integrated solution for designing, planning, managing and optimizing the execution of global clinical studies. Designed around a unified Salesforce platform that harmonizes data, processes, and people across every aspect of a clinical study, PredictivvTM enables unprecedented adaptive intelligence and decision support for the ever-increasing complexities of the clinical development process.
•EXACT™ allows users to quickly construct re-usable programs for data extraction, data transformation, statistical reporting and electronic publishing, in a visual environment with limited code writing. The EXACT™ system is used to simplify and automate the production of multiple Clinical Data Interchange Standards Consortium (CDISC) guidelines as well as tables, figures and listings in trial reports.
•Cassandra – AI capability which predicts the needs for FDA & EMA Post marketing studies.
•ICONex – AI Powered capability which enables the KOL’s and their networks to be more easily identified.

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

C.Organizational Structure

    Details of the Company’s significant subsidiaries or entities under the Company's control at December 31, 2023 are as follows:

Company	Country	Group ownership
ICON Clinical Research S.A.	Argentina	100%
RPS Research S.A.	Argentina	100%
Pharmaceutical Research Associates Pty Limited	Australia	100%
ICON Clinical Research PTY Limited	Australia	100%
Medpass International Pty Ltd	Australia	100%
ICON Clinical Research Austria GmbH	Austria	100%
RPS Research Austria GmbH	Austria	100%
IMP-Logistics Bel, FLLC	Belarus	100%
Pharmaceutical Research Associates Belgium B.V.	Belgium	100%
DOCS International Belgium N.V.	Belgium	100%
RPS Bermuda, Ltd.	Bermuda	100%
ICON Pesquisas Clínicas Ltda.	Brazil	100%
Pharmaceutical Research Associates Ltda.	Brazil	100%
RPS do Brasil Serviços de Pesquisas Ltda.	Brazil	100%
RPS China Inc.	British Virgin Islands	100%
Pharmaceutical Research Associates Bulgaria EOOD	Bulgaria	100%
ICON Clinical Research EOOD	Bulgaria	100%
Services de Recherche Pharmaceutique Srl	Canada	100%
3065613 Nova Scotia Company	Canada	100%
ICON Clinical Research (Canada) Inc.	Canada	100%
Pharmaceutical Research Associates ULC	Canada	100%
Oxford Outcomes LTD.	Canada	100%
ICON Life Sciences Canada Inc.	Canada	100%
ICON Chile Limitada	Chile	100%
PRA Health Sciences Chile SpA	Chile	100%
PRA Health Sciences China, Inc.	China	100%
ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%
ICON Clinical Research (Beijing) Co., Ltd	China	100%
PRA Health Sciences Colombia Ltda.	Colombia	100%
Research Pharmaceutical Services Costa Rica, LTDA.	Costa Rica	100%
ICON Research Ltd.	Croatia	100%
Pharm Research Associates d.o.o. za klinicka ispitivanja	Croatia	100%
ICON Clinical Research Czech Republic s.r.o.	Czech Republic	100%
ICON Clinical Research s.r.o.	Czech Republic	100%
Pharmaceutical Research Associates Denmark ApS	Denmark	100%
DOCS International Nordic Countries A/S	Denmark	100%
ICON Clinical Research Egypt Limited Liability Company	Egypt	100%
RPS Estonia OÜ	Estonia	100%
Pharmaceutical Research Associates Finland Oy	Finland	100%
DOCS International Finland Oy	Finland	100%
ReSearch Pharmaceutical Services France S.A.S.	France	100%
ICON Clinical Research S.A.R.L.	France	100%
Mapi Research Trust*	France	100%
Oncacare France SAS	France	100%
IMP Logistics Georgia LLC	Georgia	100%

Company	Country	Group ownership
Pharmaceutical Research Associates Georgia LLC	Georgia	100%
ICON Clinical Research Germany GmbH	Germany	100%
Oncacare (Germany) GmbH	Germany	100%
Averion Europe GmbH i.L	Germany	100%
Pharmaceutical Research Associates Greece A.E.	Greece	100%
RPS Guatemala, S.A.	Guatemala	100%
PRA Health Sciences (Hong Kong) Limited	Hong Kong	100%
ICON Clinical Research Hong Kong Limited	Hong Kong	100%
Pharmaceutical Research Associates Hungary Research and Development Ltd.	Hungary	100%
ICON Clinical Research Limited Liability Company	Hungary	100%
RPS Iceland ehf.	Iceland	100%
Pharmaceutical Research Associates India Private Limited	India	100%
ICON Clinical Research India Private Limited	India	100%
ICON Clinical International Unlimited Company	Ireland	100%
ICON Clinical Research Limited	Ireland	100%
ICON Clinical Research Property Development (Ireland) Limited	Ireland	100%
ICON Holdings Clinical Research International Limited	Ireland	100%
ICON Investments Five Unlimited Company	Ireland	100%
ICON Investments Four Unlimited Company	Ireland	100%
ICON Holdings Unlimited Company	Ireland	100%
Accellacare Limited	Ireland	100%
DOCS Resourcing Limited	Ireland	100%
ICON (LR) Limited	Ireland	100%
ICON Clinical Global Holdings Unlimited Company	Ireland	100%
ICON Clinical Research Property Holdings (Ireland) Limited	Ireland	100%
ICON Operational Financing Unlimited Company	Ireland	100%
ICON Operational Holdings Unlimited Company	Ireland	100%
Oncacare Limited	Ireland	100%
Research Pharmaceutical Services (Outsourcing Ireland) Limited	Ireland	100%
ICON Clinical Research Holdings (Ireland) Unlimited Company	Ireland	100%
ICON Global Treasury Unlimited Company	Ireland	100%
PRA Clinical Limited	Ireland	100%
Pharmaceutical Research Associates Israel Ltd.	Israel	100%
ICON Clinical Research Israel Ltd.	Israel	100%
Pharmaceutical Research Associates Italy S.r.l.	Italy	100%
Oncacare Italy S.r.l	Italy	100%
ICON Clinical Research GK	Japan	100%
ICON Investments Limited	Jersey	100%
PRA Health Sciences Kenya Limited	Kenya	100%
RPS Latvia SIA	Latvia	100%
UAB RPS Lithuania	Lithuania	100%
ICON Luxembourg S.à r.l.	Luxembourg	100%
RPS Malaysia Sdn. Bhd.	Malaysia	100%
ICON CRO Malaysia Sdn. Bhd.	Malaysia	100%
RPS Research México, S. de R.L. de C.V.	Mexico	100%
RPS Research Servicios, S. de R.L. de C.V.	Mexico	100%
ICON Clinical Research México, S.A. de C.V.	Mexico	100%

Company	Country	Group ownership
Pharmaceutical Research Associates Mexico S. de R.L. de C. V.	Mexico	100%
DOCS International B.V.	Netherlands	100%
ReSearch Pharmaceutical Services Netherlands B.V.	Netherlands	100%
Pharmaceutical Research Associates Group B.V.	Netherlands	100%
PRA International Operations B.V.	Netherlands	100%
Pharmaceutical Research Associates New Zealand Limited	New Zealand	100%
ICON Clinical Research (New Zealand) Limited	New Zealand	100%
RPS Research Norway AS	Norway	100%
RPS Panama Inc.	Panama	100%
ICON Clinical Research Perú S.A.	Peru	100%
RPS Perú S.A.C.	Peru	100%
RPS Research Philippines, Inc.	Philippines	100%
ICON Clinical Research Services Philippines, Inc.	Philippines	100%
Pharmaceutical Research Associates Sp. z o.o.	Poland	100%
Symphony Clinical Research Sp z.o.o.	Poland	100%
ICON Clinical Research Poland Sp z o.o.	Poland	100%
PRA International Portugal, Unipessoal, Lda.	Portugal	100%
Research Pharmaceutical Services Puerto Rico, Inc.	Puerto Rico	100%
Pharmaceutical Research Associates Romania S.R.L.	Romania	100%
ICON Clinical Research S.R.L.	Romania	100%
Joint Stock Company IMP Logistics	Russia	100%
ICON Clinical Research (Rus) LLC	Russia	100%
ICON Clinical Research doo Beograd	Serbia	100%
Pharmaceutical Research Associates doo Belgrade	Serbia	100%
Pharmaceutical Research Associates Singapore Pte. Ltd.	Singapore	100%
ICON Clinical Research (Pte) Limited	Singapore	100%
Mapi Life Sciences Singapore Pte. Ltd.	Singapore	100%
Pharmaceutical Research Associates SK s.r.o.	Slovakia	100%
ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%
PRA Pharmaceutical S A (Proprietary) Limited	South Africa	100%
RPS Research South Africa (Proprietary) Limited	South Africa	100%
Accellacare South Africa (PTY) LTD	South Africa	100%
Mapi Korea Yuhan Hoesa/ Mapi Korea LLC	South Korea	100%
ICON Clinical Research Korea Limited	South Korea	100%
Pharmaceutical Research Associates Korea Limited	South Korea	100%
RPS ReSearch Ibérica, S.L.U.	Spain	100%
Oncacare (Spain), S.L.	Spain	100%
RPS Spain S.L.	Spain	100%
ICON Clinical Research España, S.L.	Spain	100%
Pharmaceutical Research Associates España, S.A.U.	Spain	100%
Accellacare España S.L.	Spain	100%
PRA International Sweden AB	Sweden	100%
DOCS International Sweden AB	Sweden	100%
DOCS International Switzerland GmbH	Switzerland	100%
ICON Clinical Research (Switzerland) GmbH	Switzerland	100%
PRA Switzerland AG	Switzerland	100%
ICON Clinical Research Taiwan Limited	Taiwan	100%
Pharmaceutical Research Associates Taiwan, Inc.	Taiwan	100%

Company	Country	Group ownership
ICON Clinical Research (Thailand) Limited	Thailand	100%
RPS Research (Thailand) Co., Ltd.	Thailand	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%
Pra Turkey Sağlik Araştirma Ve Geliştirme Limited Şirketi	Turkey	100%
ICON Clinical Research LLC	Ukraine	100%
IMP-Logistics Ukraine LLC	Ukraine	100%
DOCS Ukraine LLC	Ukraine	100%
Pharmaceutical Research Associates Ukraine, LLC	Ukraine	100%
Accellacare UK Limited	United Kingdom	100%
ICON Clinical Research (U.K.) Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 4 Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 5 Limited	United Kingdom	100%
ICON Clinical Research Holdings (U.K.) Limited	United Kingdom	100%
MeDiNova Lakeside Clinical Research Limited	United Kingdom	100%
MeDiNova Merc (UK) Limited	United Kingdom	100%
VSK (Kenilworth) Limited	United Kingdom	100%
Improving Treatments Limited	United Kingdom	100%
Aptiv Solutions (UK) Ltd	United Kingdom	100%
DOCS International UK Limited	United Kingdom	100%
ICON (LR) Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 2 Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 3 Limited	United Kingdom	100%
ICON Development Solutions Limited	United Kingdom	100%
ICON Investments (UK) Ltd	United Kingdom	100%
IMP Logistics UK Limited	United Kingdom	100%
Medeval Group Limited	United Kingdom	100%
OncaCare (U.K.) Limited	United Kingdom	100%
Pharm Research Associates (UK) Limited	United Kingdom	100%
Sterling Synergy Systems Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 6 Limited	United Kingdom	100%
RPS Global S.A.	Uruguay	100%
RPS Latin America S.A	Uruguay	100%
VirtualScopics, LLC	USA - Delaware	100%
BioTel Research, LLC	USA - Delaware	100%
ICON HF Corp.	USA - Delaware	100%
ICON Early Phase Services, LLC	USA - Texas	100%
Pharmaceutical Research Associates, Inc.	USA - Virginia	100%
ClinStar LLC	USA- California	100%
Nextrials, Inc.	USA- California	100%
Pharmaceutical Research Associates CIS, LLC	USA- California	100%
Pharmaceutical Research Associates Eastern Europe, LLC	USA- California	100%
Addplan, Inc.	USA- Delaware	100%
Beacon Bioscience, Inc	USA- Delaware	100%
C4 MedSolutions, LLC	USA- Delaware	100%
Care Innovations, Inc.	USA- Delaware	100%
Care Innovations, LLC	USA- Delaware	100%
CHC Group, LLC	USA- Delaware	100%
CRI NewCo, Inc.	USA- Delaware	100%

Company	Country	Group ownership
CRI Worldwide, LLC	USA- Delaware	100%
CRN Holdings, LLC	USA- Delaware	100%
CRN NORTH AMERICA, LLC	USA- Delaware	100%
Global Pharmaceutical Strategies Group, LLC	USA- Delaware	100%
ICON Clinical Investments, LLC	USA- Delaware	100%
ICON Clinical Research LLC	USA- Delaware	100%
ICON Laboratory Services, Inc.	USA- Delaware	100%
ICON Tennessee, LLC	USA- Delaware	100%
ICON US Holdings Inc.	USA- Delaware	100%
MMMM Consulting, LLC	USA- Delaware	100%
MMMM Group, LLC	USA- Delaware	100%
MolecularMD Corp.	USA- Delaware	100%
Parallel 6, Inc.	USA- Delaware	100%
PRA Early Development Research, Inc.	USA- Delaware	100%
PRA Health Sciences, Inc.	USA- Delaware	100%
PRA Holdings, Inc.	USA- Delaware	100%
PRA Receivables, LLC	USA- Delaware	100%
PriceSpective LLC	USA- Delaware	100%
PubsHub LLC	USA- Delaware	100%
ReSearch Pharmaceutical Services, Inc.	USA- Delaware	100%
Source Healthcare Analytics, LLC	USA- Delaware	100%
Symphony Health Solutions Corporation	USA- Delaware	100%
ICON Clinical Research, LP	USA- Delaware	100%
International Medical Technical Consultants, LLC	USA- Delaware	100%
Oncacare, Inc.	USA- Delaware	100%
PRA International, LLC	USA- Delaware	100%
ReSearch Pharmaceutical Services, LLC	USA- Delaware	100%
Roy RPS Holdings LLC	USA- Delaware	100%
RPS Global Holdings, LLC	USA- Delaware	100%
RPS Parent Holding LLC	USA- Delaware	100%
Sunset Hills, LLC	USA- Delaware	100%
Clinical Resource Network, LLC	USA- Illinois	100%
Accellacare of Christie Clinic, LLC	USA- Illinois	100%
CRI International, LLC	USA- New Jersey	100%
DOCS Global, Inc.	USA- New Jersey	100%
Managed Care Strategic Solutions, L.L.C.	USA- New Jersey	100%
Accellacare US Inc.	USA- North Carolina	100%
Accellacare of Charlotte, LLC	USA- North Carolina	100%
Accellacare of Hickory, LLC	USA- North Carolina	100%
Accellacare of Raleigh, LLC	USA- North Carolina	100%
Accellacare of Rocky Mount, LLC	USA- North Carolina	100%
Accellacare of Salisbury, LLC	USA- North Carolina	100%
Accellacare of Wilmington, LLC	USA- North Carolina	100%
Accellacare of Winston-Salem, LLC	USA- North Carolina	100%
Complete Healthcare Communications LLC	USA- Pennsylvania	100%
Complete Publication Solutions, LLC	USA- Pennsylvania	100%
Accellacare of Charleston, LLC	USA- South Carolina	100%
Accellacare of Bristol, LLC	USA- Tennessee	100%

Company	Country	Group ownership
Lifetree Clinical Research, LC	USA- Utah	100%
ICON Government and Public Health Solutions, Inc.	USA- Virginia	100%
*Mapi Research Trust is an association, its members are ICON Subsidiary entities

D. Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters. We lease all other properties.

We maintain forty-nine offices in Europe; ten of our offices are in the UK, five in the Netherlands, four in each of Germany and Spain, two in each of France, Hungary, Ireland, Poland, Russia, Sweden, Turkey and Ukraine, and one in each of Belarus, Belgium, Bulgaria, Czech Republic, Georgia, Israel, Italy, Latvia, Romania and Slovakia. We maintain thirty-three offices in North America; twenty-nine in the United States, two in Canada and two in Mexico. We have sixteen offices in Asia; five in China (including one in Hong Kong), three in India, two in each of Japan and Singapore, and one in each of South Korea, Taiwan, Thailand and the Philippines. We have two offices in Australia. We have five offices in South America; one in each of Argentina, Brazil, Chile, Colombia and Peru. We maintain one office in South Africa.

Item 4A.   Unresolved Staff Comments.

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes and other financial information, appearing in Item 18. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2023 and December 31, 2022. Information related to the year ended December 31, 2021 has not been included. It can be found in the Company's filing of the form 20-F for the year ended December 31, 2022.

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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full-service” solution. At December 31, 2023, we employed approximately 41,100 employees, in 106 locations in 53 countries. During the year ended December 31, 2023 we derived approximately 40.4%, 48.7% and 10.9% of our revenue in the United States, Europe, and the rest of the world, respectively (During the year ended December 31, 2022: 46.2%, 46.5% and 7.3% respectively).

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

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2023, we had unsatisfied performance obligations of approximately $14.8 billion. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

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

	Year Ended December 31,
	2023	2022	2022 to 2023
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	4.9%
Costs and expenses:
Direct costs	70.4%	71.4%	3.5%
Selling, general and administrative expense	9.4%	10.0%	(1.3)%
Depreciation	1.6%	1.4%	18.5%
Amortization	5.7%	6.0%	(0.7)%
Transaction and integration-related expenses	0.5%	0.5%	11.3%
Restructuring	0.6%	0.4%	45.7%

Income from operations	11.8%	10.3%	20.2%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

	Year Ended December 31,		Change
(dollars in thousands)	2023	2022	$	%
Revenue	$8,120,176	$7,741,386	$378,790	4.9%

Revenue for the year ended December 31, 2023 increased by $378.8 million, or 4.9%, to $8,120.2 million, compared to $7,741.4 million for the year ended December 31, 2022. Revenue increased by 4.6% in constant currency terms. The increase in revenues in the year ended December 31, 2023 is due to the continued organic growth across the Company's markets.

During the year ended December 31, 2023 the Company derived approximately 40.4%, 48.7% and 10.9% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $2,174.8 million in the year ended December 31, 2023 compared to $2,189.6 million in the year ended December 31, 2022 or 26.8% and 28.3% respectively. New customer accounts are continually added across the full portfolio of large pharma customer, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $392.5 million in the year ended December 31, 2023, to $2,377.1 million, compared to $1,984.6 million for the year ended December 31, 2022. Revenue in Ireland during the year ended December 31, 2023 increased by 19.8% compared to an overall increase in Group revenue of 4.9%. Revenue in Ireland is principally a function of our global contracting model.

Revenue in the Rest of Europe decreased by $43.6 million or 2.7%, to $1,574.8 million, compared to $1,618.4 million for the year ended December 31, 2022. Revenue in the U.S. decreased by $290.8 million or 8.1%, to $3,283.8 million, compared to $3,574.6 million for the year ended December 31, 2022. Revenue in our Rest of World (‘Other’) region increased by $320.6 million or 56.9%, to $884.5 million, compared to $563.9 million for the year ended December 31, 2022.

Direct costs

	Year Ended December 31,
(dollars in thousands)	2023	2022	Change
Direct costs	$5,719,949	$5,527,045	$192,904
% of revenue	70.4%	71.4%	3.5%

Direct costs for the year ended December 31, 2023 increased by $192.9 million, or 3.5%, to $5,719.9 million, compared to $5,527.0 million for the year ended December 31, 2022. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose due to an increase in personnel related costs, laboratory costs, travel and other direct project driven costs. This was offset by a decrease in third party investigator and other reimbursable costs in the year. As a percentage of revenue, direct costs have decreased to 70.4% of revenue during the year ended December 31, 2023 compared to 71.4% for the year ended December 31, 2022.

Selling, general and administrative expenses

	Year Ended December 31,
(dollars in thousands)	2023	2022	Change
Selling, general and administrative expenses	$768,559	$778,753	$(10,194)
% of revenue	9.4%	10.0%	(1.3)%

Selling, general and administrative expenses for the year ended December 31, 2023 decreased by $10.2 million, or 1.3%, to $768.6 million, compared to $778.8 million for the year ended December 31, 2022. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditures, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased to 9.4% of revenue during the year ended December 31, 2023, compared to 10.0% of revenue for the year ended December 31, 2022. The decrease in costs for the year ended December 31, 2023 primarily reflects decreases in general overhead, personnel costs, share compensation expense and marketing costs offset by movements in professional fees, foreign exchange and facilities costs. Further the Company recorded a gain of $6.2 million related to the Oncacare acquisition during the year ended December 31, 2023.

Depreciation and amortization

	Year Ended December 31,
(dollars in thousands)	2023	2022	Change
Depreciation	$126,096	$106,426	$19,670
% of revenue	1.6%	1.4%	18.5%
Amortization	$459,854	$463,087	$(3,233)
% of revenue	5.7%	6.0%	(0.7)%

Depreciation expense for the year increased by $19.7 million or 18.5%, to $126.1 million, compared to $106.4 million for the year ended December 31, 2022. The depreciation charge reflects the investments in facilities, information systems and equipment supporting the Company’s continued growth. As a percentage of revenue, the depreciation expense increased to 1.6% of revenues, for the year ended December 31, 2023 compared to 1.4% for the year December 31, 2022. The increase in the depreciation charge for the years ended December 31, 2023 is due to the increase in our depreciable asset base and additional spend related to computer hardware and software.

Amortization expense for the year ended December 31, 2023 decreased by $3.2 million or 0.7%, to $459.9 million, compared to $463.1 million for the year ended December 31, 2022. The amortization expense represents the amortization of intangible assets acquired in connection with business combinations. As a percentage of revenue, the amortization expense decreased to 5.7% for the year ended December 31, 2023, compared to 6.0% of revenue for the year ended December 31, 2022.

Restructuring, transaction and integration-related expenses associated with the Merger

	Year Ended December 31,
(dollars in thousands)	2023	2022	Change
Transaction and integration-related expenses	$44,176	$39,695	$4,481
% of revenue	0.5%	0.5%	11.3%
Restructuring costs	$45,390	$31,143	$14,247
% of revenue	0.6%	0.4%	45.7%

During the year ended December 31, 2023, the Company incurred $89.6 million for restructuring, transaction and integration-related expenses. The charge includes transaction and integration costs of $44.2 million associated with professional fees, retention agreements and ongoing integration activities.

The Company has also undertaken a restructuring program aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. This program has resulted in a charge of $45.4 million in the year ended December 31, 2023. In the year ended December 31, 2022, a restructuring charge of $31.1 million was recognized.

We expect to incur some additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors including the execution of integration activities.

Income from operations

	Year Ended December 31,
(dollars in thousands)	2023	2022	Change
Income from operations	$956,152	$795,237	$160,915
% of revenue	11.8%	10.3%	20.2%

Income from operations increased by $160.9 million, or 20.2%, to $956.2 million, compared to $795.2 million for the year ended December 31, 2022. As a percentage of revenue, income from operations increased to 11.8% of revenues compared to 10.3% of revenues for year ended December 31, 2022.

Income from operations in Ireland increased to $432.0 million compared to $218.1 million for the year ended December 31, 2022.

In the Rest of Europe region, income from operations decreased to $153.5 million compared to $253.8 million for the year ended December 31, 2022. As a percentage of revenue, income from operations in the Rest of Europe region decreased to 9.7% compared to 15.7% for the year ended December 31, 2022.

In the U.S. region, income from operations increased by $55.5 million, to $310.3 million, compared to $254.8 million for the year ended December 31, 2022. As a percentage of revenue, income from operations in the U.S. region increased to 9.5% compared to 7.1% for the year ended December 31, 2022.

In other regions, income from operations decreased by $8.2 million to $60.3 million compared to $68.5 million for the year ended December 31, 2022. As percentage of revenue, income from operations in the other regions decreased to 6.8% compared to 12.1% for the year ended December 31, 2022.

Interest income and expense

	Year Ended December 31,		Change
(dollars in thousands)	2023	2022	$	%
Interest income	$5,014	$2,345	$2,669	113.8%
Interest expense	$(336,699)	$(229,731)	$(106,968)	46.6%

Interest expense increased to $336.7 million compared to $229.7 million for the year ended December 31, 2022. The increase in the year reflects the impact of rising interest rates incurred on the Company's debt facilities, notwithstanding significant repayments of the Company's loan facilities. Interest income for the year ended December 31, 2023 increased to $5.0 million, compared to $2.3 million for the year ended December 31, 2022.

Income tax expense

	Year Ended December 31,		Change
(dollars in thousands)	2023	2022	$	%
Income tax expense	$11,749	$59,411	$(47,662)	(80.2)%
Effective income tax rate	1.9%	10.5%

Provision for income taxes for the year decreased to $11.7 million compared to $59.4 million for the year ended December 31, 2022. The Company’s effective tax rate for the year ended December 31, 2023 was 1.9% compared to 10.5% for the year ended December 31, 2022 primarily due to the release of significant unrecognized tax benefits acquired in connection with the Merger which was partially offset by a deferred tax provision on unrepatriated earnings. With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

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

Cash and cash equivalents and net borrowings

	Balance December 31, 2022	(Drawn down)/ repaid	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2023
	dollars in thousands
Cash and equivalents
Cash and cash equivalents	288,768	—	90,331	—	(997)	378,102
Available for sale investments	1,713	—	241	—	—	1,954
Senior Secured Credit Facilities & Senior Secured Notes	(4,654,187)	895,000	—	(16,402)	—	(3,775,589)
Net cash and cash equivalents and borrowings	(4,363,706)	895,000	90,572	(16,402)	(997)	(3,395,533)

The Company’s cash and cash equivalents and available for sale investments at December 31, 2023 amounted to $380.1 million compared with cash and available for sale investments of $290.5 million at December 31, 2022. The Company’s cash and cash equivalents and available for sale investments at December 31, 2023 comprised cash and cash equivalents of $378.1 million and available for sale investments of $2.0 million. The Company’s cash and available for sale investments at December 31, 2022 comprised cash and cash equivalents of $288.8 million and available for sale investments of $1.7 million.

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facility and Senior Secured Notes were issued at a discount of $27.6 million. On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin which is dependent on the Company's net leverage ratio. As of December 31, 2023, the applicable margin is 2.25%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. As at December 31, 2023, $445.0 million remained undrawn under the senior secured revolving loan facility.

The Borrowers (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers' and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes, subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Principal repayments, comprising mandatory and voluntary repayments, during the year ended December 31, 2023 and December 31, 2022 were as follows:

Principal repayments	December 31, 2023	December 31, 2022
	(in thousands)
Quarter 1	$250,000	$300,000
Quarter 2	150,000	100,000
Quarter 3	300,000	200,000
Quarter 4	250,000	200,000
Total	$950,000	$800,000

The voluntary repayments made during the year resulted in an accelerated charge associated with previously capitalized fees of $7.9 million (December 31, 2022: $7.8 million).

During the year ended December 31, 2023, the Company drew down $370.0 million (December 31, 2022: $75.0 million) of the senior secured revolving loan facility and repaid $315.0 million (December 31, 2022: $75.0 million ) as shown below. As at December 31, 2023, $55 million (December 31, 2022: $nil) was drawn under the senior secured revolving loan facility in addition to $3.7 million (December 31, 2022: $4.5 million) in letters of credit given to landlords to guarantee lease arrangements.

	Drawdown	Repayment	Closing Balance
	(in thousands)
December 31, 2022	$—	$—	$—
Quarter 1, 2023	180,000	100,000	80,000
Quarter 2, 2023	50,000	80,000	50,000
Quarter 3, 2023	75,000	50,000	75,000
Quarter 4, 2023	65,000	85,000	55,000
	$370,000	$315,000

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026.

The Company has contractual liabilities for lease arrangements of $176.9 million which will be predominantly settled over the next five year period through cash payments.

Cash flows

Net cash from operating activities

Net cash provided by operating activities increased by $597.7 million to $1,161.0 million for the year ended December 31, 2023 as compared to net cash provided by operating activities of $563.3 million for the year ended December 31, 2022. The increase in net cash provided by operating activities of $597.7 million is primarily due to an increase in underlying operating activity and improved working capital management.

Investments in net receivables (accounts receivable, unbilled services and unearned revenue) improved by $93.8 million during the 12 months ended December 31, 2023 reducing from $1,181.6 million at December 31, 2022 to $1,087.8 million at December 31, 2023. The days’ revenue outstanding at December 31, 2023 was 47 days compared to 54 days at December 31, 2022. A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

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

Net cash used in investing activities

Net cash used in investing activities was $226.7 million for the year ended December 31, 2023 compared to net cash used in investing activities of $145.9 million for the year ended December 31, 2022. Net cash used in investing activities for the year ended December 31, 2023 was primarily related to cash outflows of $140.7 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $71.8 million in relation to acquisition of BioTel Research LLC and the majority investor's 51% voting share capital of Oncacare Limited, net of cash acquired, and $14.0 million in relation to investments in long-term equity.

Net cash used in financing activities

Net cash used in financing activities amounted to $844.0 million for the year ended December 31, 2023 compared with net cash used in financing activities of $864.2 million for the year ended December 31, 2022. In the year ended December 31, 2023, the Company made a net repayment of $895.0 million on external financing. This was offset by $51.0 million received by the Company from the exercise of share options.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $89.3 million for the year ended December 31, 2023 compared to a decrease of $463.4 million for the year ended December 31, 2022.

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

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, or commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition - Clinical Trial Services

Clinical trial services are a single performance obligation satisfied over time i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/reimbursable expenses) adjusted to reflect a realizable contract value. An assessment of the realizable contract value is judgmental in nature. The realizable value assessment is updated at each reporting period, having regard to (i) contract terms and (ii) customer experience.

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

Business Combinations

We use the acquisition method to account for business combinations, and accordingly, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree are recorded at their estimated fair values on the date of the acquisition. We use significant judgments, estimates and assumptions in determining the estimated fair value of assets acquired, liabilities assumed and any non-controlling interest. Estimated fair values were based on various valuation methodologies, including an income approach that uses discounted cash flow techniques for acquired customer relationship intangible assets. The aforementioned income methods utilize management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. We have recorded and allocated to our reporting units the excess of the purchase price over the fair value of the net assets acquired, known as goodwill.

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
If the Company elects to perform a qualitative assessment, events and circumstances considered for each reporting unit may include: (i) current year results, (ii) financial performance versus management’s annual and multi-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit operates, (v) macroeconomic conditions, including discount rate changes, and (vi) changes in products or services offered by the reporting unit. Based on the results of the qualitative assessment, if the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying values of the reporting unit, then no quantitative assessment is performed.

A quantitative assessment includes the estimation of the fair value of each reporting unit as compared to the carrying value of the reporting unit. The Company estimates the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to the present value using the reporting unit's weighted average cost of capital. For the market-based approach, the Company may utilize a number of factors such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, market multiples, and present value techniques. Based upon the range of estimated values developed from the income and market-based methods, the Company determines the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds the carrying value, the goodwill is not impaired and no further review is required.

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

Under the market-based fair value methodology, judgment may be required in evaluating market multiples and recent transactions.

The Company completed its most recent annual goodwill impairment testing as of September 30, 2023, a date which is consistent with the prior year. For the years ended December 31, 2023 and 2022, the Company determined that there was no impairment of goodwill.

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

The provision for income taxes includes federal, state, local and foreign taxes. We apply the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. We account for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and therefore have not provided for deferred taxes in respect of this item. Recognition of deferred income tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with certain temporary differences, income tax operating loss, capital loss carryforwards, and income tax credits, would be realized. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. We recognize the effect of income tax positions only if those positions will more likely than not be sustained. We determined the amount of the valuation allowance based, in part, on our assessment of future taxable income and in light of our ongoing income tax strategies. If our estimate of future taxable income or tax strategies changes at any time in the future, we would record an adjustment to our valuation allowance. Recording such an adjustment could have a material effect on our financial condition or results of operations.

Item 6. Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 23, 2024.

Name	Age	Position
Ciaran Murray	61	Chair and Director
Dr. Steve Cutler (1)(5)	63	Chief Executive Officer and Director
Brendan Brennan (1)(5)	45	Chief Financial Officer
Rónán Murphy (2)(3)(5)	66	Lead Independent Director
Dr. John Climax	71	Director
Joan Garahy (2)(4)	61	Director
Eugene McCague (3)(4)	65	Director
Julie O'Neill (3)(4)	57	Director
Dr. Linda Grais (2)	67	Director
Diarmaid Cunningham	49	Chief Administrative Officer, General Counsel & Company Secretary

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
Rónán Murphy
Mr. Rónán Murphy has served as an outside Director of the Company since October 2016. He was appointed as Lead Independent Director in January 2019. Mr. Murphy is the former Senior Partner of PwC Ireland. He was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. Mr. Murphy is presently Chairman of Greencoat Renewables PLC. Mr. Murphy previously served as a council member of the ESRI, as Chair of Business in the Community Ireland and as a non-executive Director of Davy Stockbrokers. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.
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
Joan Garahy
Ms. Joan Garahy was appointed as an outside Director of ICON plc in November 2017. Ms. Garahy is a Non-Executive Director of Irish Residential Properties REIT plc, IPB Insurance CLG and UNICEF Ireland. Ms. Garahy’s previous executive roles include founder and CEO of ClearView Investment & Pensions Limited, a financial advisory company, Managing Director of HBCL Investment & Pensions Ltd, Director of Investments at HC Financial Services Group, Head of Research at the Irish National Pension Reserve Fund, Head of Research at Hibernian Investment Managers and her equity analyst roles with Goodbody Stockbrokers and NCB Group. Ms. Garahy was also previously Senior Independent Non-Executive Director of Kerry Group plc, a Non-Executive Director of Harvest Financial Services Ltd and a Non-Executive director at Galway University Foundation and The Irish Chamber Orchestra. Ms. Garahy is a Qualified Financial Advisor, she holds a Bachelor of Science degree from University College Galway, a Master of Science from University College Dublin and a Diploma in Accounting & Finance from ACCA.

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

Julie O’Neill
Ms. Julie O’Neill has served as an outside Director of ICON plc since July 2019. Ms. O’Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O’Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. Ms. O’Neill serves as a Board Member of DBV Technologies, Hookipa Pharma Inc., ILC Dover, Achilles Therapeutics plc and Advancion (formerly Angus Chemical Company). She also chairs the board of Ireland’s National Institute for Bioprocessing Research and Training. Ms. O’Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland.

Dr. Linda Grais

Dr. Linda Grais has served as an outside Director of ICON plc since July 2021 having previously served as a member of the PRA Health Sciences board from October 2015 to July 2021. Dr. Grais served as a member of the board of directors of Ocera Therapeutics, Inc. from January 2008 through December 2017 and as President and Chief Executive Officer of Ocera Therapeutics, Inc. from June 2012 to December 2017. Prior to her employment by Ocera, Dr. Grais served as a managing member at InterWest Partners, a venture capital firm from May 2005 until February 2011. From July 1998 to July 2003, Dr. Grais was a founder and executive vice president of SGX Pharmaceuticals Inc., a drug discovery company focusing on new treatments for cancer. Prior to that, she was a corporate attorney at Wilson Sonsini Goodrich & Rosati, where she practiced in such areas as venture financings, public offerings and strategic partnerships. Before practicing law, Dr. Grais worked as an assistant clinical professor of Internal Medicine and Critical Care at the University of California, San Francisco. She currently serves on the boards of directors of Corvus Pharmaceuticals and Arca Biopharma, Inc., sits on the compensation and audit committees of Arca Biopharma, Inc and the audit committee of Corvus Pharmaceuticals. Dr. Grais received a B.A. from Yale University, an M.D. from Yale Medical School and a J.D. from Stanford Law School.

Diarmaid Cunningham

Mr. Diarmaid Cunningham is Chief Administrative Officer, General Counsel and Company Secretary. Mr. Cunningham joined the Company as General Counsel in November 2009. From 2009 until 2013, Mr. Cunningham was based in the Company’s global headquarters in Dublin. In 2013, Mr. Cunningham was seconded to the Company’s US headquarters in Pennsylvania and that secondment ended in 2018 when Mr. Cunningham returned to Dublin. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel which added responsibility for the Company’s Quality Assurance, Client Contracts Services, Facilities and Procurement groups in addition to his responsibility for the Company’s Legal group. In 2023, Symphony Health (ICON's data business) moved to report to Mr. Cunningham and was also added to his group. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997, qualified as a lawyer in 2001 and completed the Stanford Executive Program at Stanford University in California in 2015. Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013, 2014, 2020 and 2021. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. Prior to joining the Company, Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms. In January 2021, Mr. Cunningham was appointed as a non-executive director of the Irish charity The Jack & Jill Foundation.

Board Diversity Matrix

Board Diversity Matrix
	February 23, 2024		February 24, 2023
Total Number of Directors	8		8
Part I: Gender Identity	Female	Male	Female	Male
Directors	3	5	3	5
Part II: Demographic Background
Asian	0	1	0	1
White	3	4	3	4
LGBTQ+	1		1
Did Not Disclose Demographic Background	0		0

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organization Committee based on the achievement of the Group’s and individual performance objectives. Base salary, bonus awards and Directors’ fees were determined by the Compensation and Organization Committee in U.S. dollars, euro or British pound sterling.

Outside Directors’ remuneration

Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. During 2023, each outside Director (excluding the Board Chairman) was paid an annual retainer of $90,000 and additional fees for Board Committee service.

Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to the outside Director role of Chair. The current arrangement with the Chair provides for payment of €330,000 (translated at average rate for the year: $356,235) annually.

Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019 and receives an additional annual fee of $40,000 for this role.

Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organization Committee sets outside Directors' remuneration.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. The Committee targets total cash compensation with regard to healthcare/biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 75% and 125% of salary, with actual pay outs for 2023 ranging from 64% to 100%, of salary, based on Group and individual performance.

A total bonus of $1.6 million was awarded to the following individuals; Dr. Steve Cutler Chief Executive Officer ($1.2 million) and Mr. Brendan Brennan Chief Financial Officer ($0.4 million) to reflect their contribution to the performance of the Company during 2023. These amounts were approved by the Compensation and Organization Committee and will be paid during the year ended December 31, 2024.

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

During 2023, Performance Share Units (“PSUs”) which were awarded subject to vesting in 2020 vested for Dr. Steve Cutler Chief Executive Officer in the amount of 22,404 from a potential grant of 22,404. The percentage granted reflects service and the Company's achievements of diluted non GAAP specified EPS targets over the three year period from 2020 - 2022.

During 2023, Performance Share Units (“PSUs”) which were awarded subject to vesting in 2020 vested for Mr. Brendan Brennan Chief Financial Officer in the amount of 4,850 from a potential grant of 4,850. The percentage granted reflects service and the Company's achievements of diluted non GAAP specified EPS targets over the three year period from 2020 - 2022.

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

Executive Compensation

Summary compensation table - Year ended December 31, 2023

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2023	1,191	1,197	125	31	2,544	4,656	44	7,244

Brendan Brennan, Chief Financial Officer	2023	587	381	73	31	1,072	990	—	2,062
Total	2023	1,778	1,578	198	62	3,616	5,646	44	9,306

Summary compensation table - Year ended December 31, 2022

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2022	1,168	1,173	125	31	2,497	7,487	44	10,028

Brendan Brennan, Chief Financial Officer	2022	556	342	70	30	998	1,645	—	2,643
Total	2022	1,724	1,515	195	61	3,495	9,132	44	12,671

Director Compensation
Summary compensation table - Year ended December 31, 2023

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2023	—	—	—	—	300	356	656
Steve Cutler	2023	1,191	125	1,228	2,544	4,656	44	7,244
Rónán Murphy	2023	—	—	—	—	200	159	359
John Climax	2023	—	—	—	—	200	90	290
Joan Garahy	2023	—	—	—	—	200	123	323
Eugene McCague	2023	—	—	—	—	200	123	323
Julie O'Neill	2023	—	—	—	—	200	115	315
Linda Grais	2023	—	—	—	—	200	103	303
Total	2023	1,191	125	1,228	2,544	6,156	1,113	9,813

Summary compensation table - Year ended December 31, 2022

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2022	—	—	—	—	267	363	630
Steve Cutler	2022	1,168	125	1,204	2,497	7,487	44	10,028
Rónán Murphy	2022	—	—	—	—	200	150	350
Hugh Brady*	2022	—	—	—	—	80	54	134
John Climax	2022	—	—	—	—	213	90	303
Joan Garahy	2022	—	—	—	—	200	123	323
William Hall*	2022	—	—	—	—	80	58	138
Eugene McCague	2022	—	—	—	—	200	125	325
Julie O'Neill	2022	—	—	—	—	200	110	310
Mary Pendergast*	2022	—	—	—	—	80	54	134
Colin Shannon**	2022	—	—	—	—	—	85	85
Linda Grais	2022	—	—	—	—	133	98	231
Total	2022	1,168	125	1,204	2,497	9,140	1,354	12,991

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

Directors’ and Executive Officers’ service agreements and letters of engagement

The following information reflects the agreements in effect as of December 31, 2023.

Mr. Ciaran Murray

Mr. Ciaran Murray has served as Chair of the Board of Directors since May 2018 having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as a Director of the Company since September 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to Chair. The current arrangement with Mr. Murray provides for the payment to him of fees of €330,000 (translated at average rate for the year: $356,235) per annum in respect of his position as Chairman. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. As Chief Financial Officer, Chief Executive and Executive Chairman, Mr. Murray was granted and held ordinary share options, Restricted Share Units and Performance Share Units. The vesting of the ordinary share options and Restricted Share Units which were unvested on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018 were accelerated and the outstanding ordinary share options and Restricted Share Units vested on that date. The unvested Performance Share Units with vesting dates between May 12, 2018 and March 2019 were forfeited on Mr. Murray ceasing to be an ICON plc employee on May 12, 2018. He was previously granted and held at February 23, 2024 1,389 Restricted Share Units, which vest in May 2024.

Dr. Steve Cutler

Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 12 months’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,196,716 effective from April 1, 2023 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 23, 2024 222,001 ordinary share options at exercise prices ranging from $83.47 to $233.88 per share, 18,146 Restricted Share Units which vest on various dates between March 2024 and March 2026 and 31,594 (up to a maximum of 63,188) Performance Share Units which vest between March 2024 and March 2026 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

Mr. Brendan Brennan

Mr. Brendan Brennan has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment, he served in a number of senior finance roles in the Company including the role of Senior Vice President of Corporate Finance. The service agreement with Mr. Brennan is terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of $591,558 (€547,993) effective from April 1, 2023 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 23, 2024 32,952 ordinary share options at exercise prices ranging from $140.38 to $233.88 per share, 3,758 Restricted Share Units, which vest on various dates between March 2024 and March 2026, and 6,739 (up to a maximum of 13,478) Performance Share Units which vest between March 2024 and March 2026 subject to the fulfillment of certain performance conditions. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside Director positions authorized by the Board. The agreement with Mr. Brennan includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Rónán Murphy

Mr. Rónán Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The current arrangements with Mr. Murphy provide for the payment to him of Directors fees of $162,500 per annum. He was previously granted and held at February 23, 2024 8,084 ordinary share options at an exercise prices ranging from $90.03 to $125.74 and 926 Restricted Share Units, which vest in May 2024.

Dr. John Climax

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The current arrangements with Dr. Climax provide for the payment to him of Directors fees of $90,000 per annum. He was previously granted and held at February 23, 2024 23,255 ordinary share options at exercise prices ranging from $65.60 to $125.74 per share and 926 Restricted Share Units, which vest in May 2024.

Ms. Joan Garahy

Ms. Joan Garahy has served as an outside Director of the Company since November 2017. The current arrangements with Ms. Garahy provide for the payment to her of Directors fees of $122,500 per annum. She was previously granted and held at February 23, 2024 5,005 ordinary share options at an exercise price of $125.74 and 926 Restricted Share Units, which vest in May 2024.

Mr. Eugene McCague

Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The current arrangements with Mr. McCague provide for the payment to him of Directors fees of $122,500 per annum. He was previously granted and held at February 23, 2024 5,005 ordinary share options at an exercise price of $125.74 and 926 Restricted Share Units, which vest in May 2024.

Ms. Julie O'Neill

Ms. Julie O'Neill has served as an outside Director of the Company since July 2019. The current arrangements with Ms. O'Neill provide for the payment to her of Directors fees of $115,000 per annum. She was previously granted and held at February 23, 2024 926 Restricted Share Units, which vest in May 2024.

Dr. Linda Grais

Dr. Linda Grais has served as an outside Director of the Company since July 2021 having served as a member of the PRA Health Sciences, Inc. board since October 2015. The current arrangements with Dr. Grais provide for the payment to her of Director fees of $102,500 per annum. She was previously granted and held at February 23, 2024 926 Restricted Share Units, which vest in May 2024.

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

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating, Sustainability and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2023 the Board held five board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2023 to effectively discharge their responsibilities to the Company.

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

However in July 2022, the Board of Directors unanimously agreed that all of the Directors will retire and stand for re-election annually at the Annual General Meeting (AGM). Accordingly, at the AGM of the Company held in 2023, all directors retired and offered themselves for re-election and the same approach will be followed for 2024.

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

Board Committees

The Board has delegated some of its responsibilities to Board Committees. There are currently four Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating, Sustainability and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board Committees. The Audit Committee, Compensation and Organization Committee and Nominating, Sustainability and Governance Committee each completed a self-evaluation of the performance of the Committee in respect to the year ended December 31, 2022 and each Committee was satisfied with their performance. The evaluations in respect to the year ended December 31, 2023 will be completed in 2024.

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the Chief Administrative Officer and General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairperson at all times. The Audit Committee Charter was updated in February 2024 to include specific responsibilities in respect to the oversight and monitoring of the external reporting on environmental, social and governance (ESG) matters included in the financial statements and data quality related to such reporting in coordination with the Nominating, Sustainability and Governance Committee. The Audit Committee is currently comprised of three independent Directors: Rónán Murphy (Chairperson), Eugene McCague and Julie O'Neill.

Compensation and Organization Committee

The Compensation and Organization Committee is responsible for senior executive remuneration. The Committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company. Annual bonuses for the executive Directors and senior executive management are determined by the Committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Company’s senior management and also oversees the Company’s overall compensation strategy and programs which management approve and implement. The Compensation and Organization Committee is currently comprised of the following independent Directors: Joan Garahy (Chairperson), Rónán Murphy and Linda Grais.

Nominating, Sustainability and Governance Committee

The Nominating, Sustainability and Governance Committee is responsible for Board succession, oversight of the Board and committee composition and performance and oversight of the Company's corporate governance and business ethics initiatives and strategies and activities in respect to environmental, social and governance (ESG) matters. The Committee reviews the membership of the Board of the Company and Board Committees on an ongoing basis. As part of this, it regularly evaluates the balance of skills, knowledge, experience and diversity on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. In selecting candidates for recommendation to the Board, the Committee makes proposals based on merit while seeking to achieve a mix of Board members that enhances the diversity of background, skills and experience on the Board, including with respect to professional skills, relevant industry experience, specialized expertise, international experience, gender, race and ethnicity. When conducting a formal search for new director candidates, the Committee endeavors to include qualified female and racially or ethnically diverse candidates on the initial list of candidates from which new director nominees are chosen. The Committee uses external search consultants as needed to assist it in identifying potential new outside Directors. Any external search consultants engaged to assist in the search shall also be instructed to endeavor to include such candidates on the initial list. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating, Sustainability and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate. The Nominating, Sustainability and Governance Committee currently comprises the following independent Directors: Eugene McCague (Chairperson), Joan Garahy and Julie O'Neill.

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

Attendance at Board and Committee meetings

Attendance at Board and Committee meetings by the Directors who held office during 2023 are set out as follows:

Directors’ Attendance Table
	Board	Audit (3)	Compensation and Organization	Nominating, Sustainability and Governance	Execution Committee (2)

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray (1)	5/5	—	—	—	—
Dr. Steve Cutler	5/5	—	—	—	—
Rónán Murphy (1)	5/5	4/4	4/4	—	—
Dr. John Climax (1)	5/5	—	—	—	—
Joan Garahy (1)	5/5	—	4/4	4/4	—
Eugene McCague (1)	5/5	4/4	—	4/4	—
Julie O'Neill (1)	5/5	4/4	—	4/4	—
Dr. Linda Grais (1)	5/5	—	4/4	—	—
(1)Independent Director as defined under NASDAQ Rule 5605(a)(2).
(2)All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.
(3)In addition to these meetings, the Audit Committee of the Company engaged in a competitive audit tender process. Refer to Item 16F. Changes in Registrant's Certifying Accountant.

D.Employees

At December 31, 2023, December 31, 2022 and December 31, 2021 we employed approximately 41,100, 41,100 and 38,330 people respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

E.Share Ownership

Shares

The following table sets forth certain information as of February 23, 2024 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Mr. Ciaran Murray	19,343	0.02%
Dr. Steve Cutler	37,098	0.04%
Mr. Brendan Brennan	22,105	0.03%
Mr. Rónán Murphy	2,121	—%
Dr. John Climax	449,775	0.55%
Ms. Joan Garahy	2,121	—%
Mr. Eugene McCague	2,121	—%
Ms. Julie O'Neill	1,931	—%
Dr. Linda Grais	4,435	0.01%

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of February 23, 2024 regarding beneficial ownership of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs	Vesting Date	No. of PSUs (1)	Vesting Date
Mr. Ciaran Murray	1,389	May 22, 2024
Dr. Steve Cutler	2,959	March 3, 2024	10,354	March 3, 2024
	3,018	March 3, 2024	10,565	March 3, 2025
	3,050	March 3, 2024	10,675	March 3, 2026
	3,019	March 3, 2025
	3,050	March 3, 2025
	3,050	March 3, 2026
Mr. Brendan Brennan	698	March 3, 2024	2,444	March 3, 2024
	622	March 3, 2024	2,179	March 3, 2025
	604	March 3, 2024	2,116	March 3, 2026
	624	March 3, 2025
	604	March 3, 2025
	606	March 3, 2026
Mr. Rónán Murphy	926	May 22, 2024
Dr. John Climax	926	May 22, 2024
Ms. Joan Garahy	926	May 22, 2024
Mr. Eugene McCague	926	May 22, 2024
Ms. Julie O'Neill	926	May 22, 2024
Dr. Linda Grais	926	May 22, 2024

(1)Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2021 – 2023, 2022 – 2024 and 2023 - 2025. Depending on the actual amount of EPS from 2021 to 2025, up to a maximum of 38,333 additional PSUs may also be granted to Dr. Steve Cutler and Mr. Brendan Brennan.

Share Options

The following table sets forth certain information as of February 23, 2024 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Dr. Steve Cutler	15,284	$83.47	March 3, 2025
	29,613	$115.11	March 3, 2026
	32,272	$140.38	March 3, 2027
	42,386	$159.33	March 3, 2028
	37,461	$174.96	March 3, 2029
	35,869	$231.68	March 3, 2030
	29,116	$233.88	March 3, 2031
Mr. Brendan Brennan	1,760	$140.38	March 3, 2027
	9,176	$159.33	March 3, 2028
	8,842	$174.96	March 3, 2029
	7,401	$231.68	March 3, 2030
	5,773	$233.88	March 3, 2031
Mr. Rónán Murphy	3,079	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026
Dr. John Climax	10,557	$65.60	May 20, 2024
	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026
Ms. Joan Garahy	5,005	$125.74	May 18, 2026
Mr. Eugene McCague	5,005	$125.74	May 18, 2026
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

F.Disclosure of a registrant's action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 23, 2024 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. None of the persons listed below have voting rights that differ from any other person listed below.

	2023 (4)		2022 (5)		2021 (6)
Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class
WCM Investment Management (2)	6,869,881	8.3%	5,885,414	7.2%	7,179,979	8.8%
Massachusetts Financial Services Company (2)	5,532,676	6.7%	8,119,214	9.9%	7,228,317	8.9%
All Directors, officers and other key employees as a group (3)	987,551	1.2%	1,116,311	1.4%	1,129,726	1.4%

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
(3)Includes 319,729 ordinary shares issuable upon the exercise of stock options granted by the Company, 31,856 RSUs awarded by the Company to Directors, officers and other key employees and 86,936 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.
(4)This information is based on the Schedule 13G, Amendment No. 9 filed with the SEC by WCM Investment Management on January 30, 2024 for shares held on December 31, 2023; and the Schedule 13G, Amendment No. 3, filed with the SEC by Massachusetts Financial Services Company on February 9, 2024 for shares held on December 29, 2023, respectively.
(5)This information is based on the Schedule 13G, Amendment No. 8 filed with the SEC by WCM Investment Management on February 10, 2023 for shares held on December 31, 2022; and the Schedule 13G, Amendment No. 2, filed with the SEC by Massachusetts Financial Services Company on February 8, 2023 for shares held on December 30, 2022, respectively.
(6)This information is based on the Schedule 13G, Amendment No.7 filed with the SEC by WCM Investment Management on February 10, 2022 for shares held on December 31, 2021; and the Schedule 13G, Amendment No. 1, filed with the SEC by Massachusetts Financial Services Co on February 2, 2022 for shares held on December 31, 2021, respectively.
ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

B.Related Party Transactions

Subsidiaries of the Company earned revenue of $243,000 (December 31, 2022: $428,000) from Corvus Pharmaceuticals during the year. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. $101,000 (December 31, 2022: $231,000) was noted as due from Corvus Pharmaceuticals at December 31, 2023.

Subsidiaries of the Company earned revenue of $45,000 (December 31, 2022: $235,000) from Afimmune Limited during the year. Dr. John Climax is Chief Executive Officer and a Director and shareholder of Afimmune Limited. $47,000 was noted as due from Afimmune Limited at December 31, 2023 (December 31, 2022: $263,000).

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), a specialized oncology site network in the US and EMEA regions, with a third party. The Company invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare. The consideration paid by ICON to purchase the 51% majority voting share capital was $5.1 million. As a result of this transaction (the "Oncacare acquisition"), Oncacare and its subsidiaries became wholly owned subsidiaries of the ICON Group. Prior to the Oncacare acquisition, the Company recorded losses of $0.4 million and $3.1 million representing its pro rata share of the losses in Oncacare during the year ended December 31, 2023 and December 31, 2022, respectively. The Oncacare acquisition also resulted in goodwill of $13.4 million and gave rise to an acquisition-related gain of $6.2 million.

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
Senior Secured Credit Facilities
In conjunction with the completion of the Merger Agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's senior secured notes and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.
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
S&P and Moody's have upgraded the instrument rating of the secured term loan facility of $5,515 million and $500 million senior secured revolving loan facility from BB+ to BBB- and Baa3 to Ba1 in the fourth quarter of 2023. The Borrowers’ (as defined in the Senior Secured Credit Facilities) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all assets of the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens.

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

At any time prior to July 15, 2023, the Issuer could have redeemed all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount of the Senior Secured Notes plus an applicable make whole premium and accrued and unpaid interest to, but not including the redemption date. At any time prior to July 15, 2023, the Issuer could have, with the proceeds of certain equity offerings, redeemed up to 40% of the aggregate principal amount of the Senior Secured Notes at a redemption price of 102.875% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption. In addition, at any time prior to July 15, 2023, the Issuer could have redeemed up to 10% per annum of the aggregate principal amount of the Senior Secured Notes at a redemption price of 103.000% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. Further, at any time on or after July 15, 2023 to July 14, 2024 the Issuer may redeem all or part of the Senior Secured Notes at a redemption price equal to 101.438% of the principal amount of the Senior Secured Notes plus accrued and unpaid interest to, but not including the redemption date. At any time on or after July 15, 2024 to July 14, 2025 the Issuer may redeem all or part of the Senior Secured Notes at a redemption price equal to 100.719% of the principal amount of the Senior Secured Notes plus accrued and unpaid interest to, but not including the redemption date
S&P and Moody's upgraded the instrument rating of the $500 million senior secured notes from BB+ to BBB- and Baa3 to Ba1 in the fourth quarter of 2023.

The Indenture contains contain customary negative covenants, including, but not limited to, restrictions on the ability of ICON and its subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The Indenture contains customary events of default and remedies. As of December 8, 2023 ICON notified the holders of the Senior Secured Notes of the upgrade of the instrument rating to investment grade and the consequent suspension of certain of the covenants under the Indenture. The suspension of these covenants remains in place so long as the instrument remains at investment grade.

D.Exchange Controls
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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons, entities, bodies and activities in Belarus, Bosnia & Herzegovina, Burundi, Sudan, South Sudan, the Central African Republic, Libya, Lebanon, Mali, the Democratic People's Republic of Korea, Myanmar/Burma, Tunisia, Zimbabwe, Venezuela, Syrian Arab Republic, the Republic of Guinea-Bissau, Nicaragua, Democratic Republic of Congo, Iran, Ukraine and Russia; persons associated with the Taliban, ISIL (Da’esh) and Al-Qaeda, Turkey’s unauthorized drilling activities in the Eastern Mediterranean, certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that (i) owns the ordinary shares as capital assets; (ii) for U.S. federal income tax purposes, is an individual who is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust that (x) meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) has elected to be treated as a U.S. person for federal income tax purposes; and for the purpose of the discussion under Irish Taxation of U.S. Holders (A) is not a resident of, or ordinarily resident in, Ireland for the purposes of Irish tax; and (B) is not engaged in trade or business in Ireland through a permanent establishment.

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

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%. Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above. An Irish Qualifying Domestic Top-up tax ("QDTT") and Income Inclusion rule ("IIR"), applying to businesses with consolidated group revenues of €750m or more in at least two of the four preceding fiscal years, has been enacted with effect 1 January 2024, providing for a minimum effective tax rate of 15% on Irish profits (QDTT) and a top up to a minimum of 15% on overseas profits of subsidiaries, if applicable (IIR).

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in accounting periods commencing on or before 31 December 2023 results in a tax credit of 25% of that expenditure. For accounting period commencing on or after 1 January 2024, the tax credit will be increased to 30%.

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

Irish resident corporate shareholders will be exempt from withholding tax. Where the shareholding held by the recipient company, in the company paying the dividend is not 51% or greater, a declaration must be made to avail of the exemption.

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being a non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

•who cease to be an Irish resident;

•who beneficially own the relevant assets when they cease to be a resident;

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

•€32,500 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•€335,000 in the case of gifts and inheritances received by a child from a parent (or by a minor child of a deceased child of a grandparent) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 9, 2019.

Gifts and inheritances passing between spouses are exempt from CAT.

A gift or inheritance of the ordinary shares or American Depositary Shares (ADSs) in the Company will be within the charge to CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.

The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against Federal Estate tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

ICON is required to provide an annual report to security holders in response to the requirements of Form 6-K and will submit the annual report in electronic format.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2023.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2023	2022	2023	2022
Euro:USD	1.0795	1.0512	1.1039	1.0705
Pound Sterling:USD	1.2382	1.2347	1.2731	1.2083

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

Because the Company has variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of interest rate cap and interest rate swap derivative agreements. We have entered into certain interest rate cap and interest rate swap agreements with three financial institutions with respect to a portion of our outstanding debt. Accordingly, any change in market value associated with these agreements is offset by the opposite market impact on the portion of the debt covered by such agreements. As December 31, 2023, we have interest rate cap agreements with a notional value of $1.6 billion to minimize interest rate risk on approximately $3.3 billion of variable rate indebtedness. Because we do not attempt to hedge all of our variable rate debt, we may incur higher interest costs for the portions of our unhedged debt.

We regularly evaluate our debt arrangements, as well as market conditions, and we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2023 (in thousands)	Interest Change 1% increase in market interest rate (in thousands)	Interest Change 1% decrease in market interest rate (in thousands)
Interest income	$5,014	$8,073	$1,953
Interest expense*	($336,699)	($376,036)	($297,362)
	($331,685)	($367,963)	($295,409)

*5% of the interest costs fixed due to high yield bond issuance. $16.4 million of merger related financing fees have been allocated to interest cost which are not impacted by a change in interest rate.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A.Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2023. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

B.Management's Annual Report on Internal Accounting Control over Financial Reporting

Reference is made to page 98 of this Form 20-F.

C.Attestation Report of Independent Registered Public Accounting Firm

Reference is made to page 101 of this Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2023 and December 31, 2022 were KPMG, Dublin, Ireland (Audit firm ID: 1116). The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2023 and December 31, 2022 and fees billed for other services rendered by KPMG.

	Year Ended
	December 31, 2023		December 31, 2022
	(in thousands)	% of total	(in thousands)	% of total
Audit fees (1)	$3,818	63.7%	$4,680	47.1%
Audit related fees (2)	100	1.7%	34	0.4%
Tax compliance and the preparation of tax returns and refund claims	931	15.5%	320	3.2%
Total audit, audit related and tax compliance fees	4,849	80.9%	5,034	50.7%

Other tax planning and consulting services (3)	249	4.1%	1,179	11.9%
Tax advice relating to integration of ICON and PRA (4)	897	15.0%	3,720	37.4%
Total non-audit service fees	$1,146	19.1%	$4,899	49.3%
Total fees	$5,995	100.0%	$9,933	100.0%

(1) Audit fees include annual audit and quarterly review fees for the Company and its subsidiaries.

(2) Audit related fees principally consist of fees for assurance and related services, such as financial due diligence services, fees for the audit of employee benefit plans and fees for pension reviews.

(3) Other tax planning and consulting services represents services across a number of areas including in relation to the Group's financing facilities and other ad hoc tax advisory and planning.

(4) Tax advice relating to the integration of ICON and PRA are fees directly related to the Merger and subsequent integration of PRA and are not expected to recur in future periods. These fees directly related to tax advice on the steps required to integrate and eliminate legal entities of PRA and ICON following the merger. The fees also included detailed transfer pricing advice on business model integration.

There were no other fees billed to the company in the “all other fees” category in the years ended December 31, 2023 and December 31, 2022.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No ordinary shares were redeemed by the Company during the year ended December 31, 2023.

In the year ended December 31, 2022, 420,530 ordinary shares were redeemed by the Company at an average price of $237.75 per share for a total consideration of $100.0 million. All ordinary shares that were redeemed under the repurchase program were canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

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

Item 16F. Changes in Registrant's Certifying Accountant

While there has been no change yet in our certifying accountant, in 2023, the Audit Committee of the Company engaged in a competitive audit tender process for the position of statutory auditor. Based on the results of this process, the Audit Committee is recommending that Ernst & Young be appointed as statutory auditors and independent registered public accounting firm to the Company in respect of the financial year ending December 31, 2025. Ernst & Young's appointment will be subject to the passing of an ordinary resolution confirming the appointment at the Company's 2025 Annual General Meeting.

KPMG, our current independent registered public accounting firm, who will audit the financial statements for the year ending December 31, 2024, is expected to resign shortly after completion of the audit of the Company's financial statements for the year ending December 31, 2024.

During the two fiscal years ended December 31, 2023 and December 31, 2022 and any subsequent interim period there were: (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events as defined under Item 16F(a)(1)(v).

The audit reports of KPMG on the financial statements of the Company as of and for the years ended December 31, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 23, 2024 is filed as Exhibit 16.1 to this annual report.

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

ICON has a cybersecurity strategy and program designed to protect our information systems and data from an evolving cyber threat landscape. The cybersecurity program, overseen by the Chief Information Officer (CIO), has the support of executive leadership and the Board, and we have invested heavily in cybersecurity technologies to protect our environment.

The Chief Information Officer (CIO), who reports to the CEO, has oversight responsibility for the cybersecurity strategy and program and has over a decade experience leading cybersecurity oversight. The Vice President of Cyber & Information Security reports to the CIO and is responsible for the delivery of the cyber and information security strategy. The Vice President of Cyber & Information Security as well as the overall security team have many years’ experience and are all appropriately qualified. ICON’s cybersecurity processes are integrated into ICON’s overall risk management processes which are monitored by ICON’s executive leadership team and reported to the Board. The Chief Information Officer provides cybersecurity updates to the Board on a quarterly basis.

The underlying controls of the cyber risk management program are based on recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework (“CSF”) and the International Organization Standardization (“ISO”) 27001 Information Security Management System Requirements. ICON has an enterprise-wide assessment, performed twice annually by a third party, of the Company’s cyber risk management program against ISO 27001. We also conduct an annual independent maturity review with a third party which is based on the NIST cybersecurity framework. ICON also maintains the Cyber Essentials certification.

ICON has a dedicated Cybersecurity Operations Center that continuously monitors for threats and unauthorized access. The Cybersecurity Operations Center is staffed by appropriately qualified cyber and information security professionals. ICON has put in place controls and processes to inform and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. These controls and procedures are designed to ensure prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by executive management in a timely manner. The escalation processes are based on defined prioritization and severity assessment criteria.

ICON partners with leading cybersecurity experts and organizations, leveraging third-party technology and expertise. ICON engages with these partners to monitor and maintain the performance and effectiveness of products and services that are deployed in ICON’s environment. We leverage the knowledge and expertise of external cybersecurity experts and vendors and employ an array of third-party tools to secure ICON’s information infrastructure and protect systems and information from unauthorized access. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls.

ICON has training in place for all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. Annual training includes topics such as data protection and IT security essentials. We also annually host cyber crisis response simulations with management and other employees to practice rapid cyber incident response. We work with our customers, peers and other partners within the wider healthcare, pharmaceutical and biotech communities to continuously share and receive cyber threat intelligence through various avenues, such as the Health-ISAC.

ICON has a Supplier Risk Management program which governs the use of approved suppliers within ICON. All suppliers must be on-boarded and approved for use in line with the Supplier Onboarding, Assessment and Management procedure. Security due diligence is conducted in line with industry good practice. As part of the onboarding assessment, the Information Security team uses an industry leading solution to risk profile of the supplier. This information is leveraged by the security team with the vendor during the assessment. In addition, we require our third-party providers to meet appropriate security requirements, controls and responsibilities and as applicable, we investigate security incidents that have impacted our third-party providers. We rely on the third-parties we use to implement security programs commensurate with their risk, and we cannot ensure in all circumstances that their efforts will be successful.

During an acquisition process, we conduct security and privacy due diligence and risk assessments, implement policies, deliver employee training, and securely integrate IT systems.

To date, no cyber-attacks have had a material impact on operations or financial reporting. For more information about the cybersecurity risks we face, please see Item 3D- Risk Factors.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2023 the Company's internal control over financial reporting was effective. There have been no changes in the Company's internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2023, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
ICON plc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

As discussed in Note 3 to the consolidated financial statements, the Company recognized revenue of $8,120,176 thousand for the year ended 31 December 2023, a portion of which relates to clinical trial service revenue. As discussed in Note 2 to the consolidated financial statements, clinical trial service revenue is recognized over time, using an input measure, being total project costs (inclusive of third-party costs, principally pass-through/ reimbursable expenses) incurred at each reporting period as a percentage of forecasted total project costs, to measure progress towards satisfying the Company’s performance obligation. The transaction price is based on the contract or latest change order value, adjusted to reflect the estimated realizable contract value.

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

February 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

ICON plc:

Opinion on Internal Control Over Financial Reporting
We have audited ICON plc and subsidiaries's (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

(signed) KPMG

Dublin, Ireland

February 23, 2024

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$378,102	$288,768
Available for sale investments (Note 8a)	1,954	1,713
Accounts receivable, net of allowance for credit losses (Note 4)	1,790,322	1,731,388
Unbilled revenue (Note 4)	951,936	957,655
Other receivables	65,797	63,658
Prepayments and other current assets	132,105	137,094
Income taxes receivable	91,254	48,790
Total current assets	$3,411,470	$3,229,066

Non-current Assets:
Property, plant and equipment, net (Note 9)	361,184	350,320
Goodwill (Note 10)	9,022,075	8,971,670
Intangible assets, net (Note 11)	3,855,865	4,278,659
Operating right-of-use assets (Note 15)	140,333	153,832
Other receivables	78,470	70,790
Income taxes receivable	—	21,380
Deferred tax asset (Note 20)	73,662	76,930
Investments in equity-long term (Note 8b)	46,804	32,631
Total Assets	$16,989,863	$17,185,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$131,584	$81,194
Unearned revenue (Note 4)	1,654,507	1,507,449
Other liabilities (Note 12)	915,399	1,005,025
Income taxes payable	13,968	41,783
Current bank credit lines and loan facilities (Note 13)	110,150	55,150
Total current liabilities	$2,825,608	$2,690,601
Non-current Liabilities:
Non-current bank credit lines and loan facilities (Note 13)	3,665,439	4,599,037
Lease liabilities (Note 15)	126,321	131,644
Non-current other liabilities (Note 16)	45,998	38,260
Non-current income taxes payable	186,654	239,188
Deferred tax liability (Note 20)	899,100	988,585
Commitments and contingencies (Note 17)	—	—
Total Liabilities	$7,749,120	$8,687,315

Shareholders' Equity:
Ordinary shares par value 6 euro cents per share; 100,000,000 shares authorized (Note 18)
82,495,086 shares issued and outstanding at December 31, 2023 and 81,723,555 shares issued and outstanding at December 31, 2022.	6,699	6,649
Additional paid-in capital	6,942,669	6,840,306
Other undenominated capital (Note 18b)	1,162	1,162
Accumulated other comprehensive loss (Note 25)	(143,506)	(171,538)
Retained earnings	2,433,719	1,821,384
Total Shareholders' Equity	$9,240,743	$8,497,963
Total Liabilities and Shareholders’ Equity	$16,989,863	$17,185,278
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2023	2022	2021
	(in thousands, except share and per share data)
Revenue	$8,120,176	$7,741,386	$5,480,826

Costs and expenses:
Direct costs (excluding depreciation and amortization)	5,719,949	5,527,045	3,972,612
Selling, general and administrative	768,559	778,753	585,330
Depreciation and amortization	585,950	569,513	314,987
Transaction and integration related (Note 6)	44,176	39,695	198,263
Restructuring (Note 19)	45,390	31,143	31,105
Total costs and expenses	7,164,024	6,946,149	5,102,297

Income from operations	956,152	795,237	378,529
Interest income	5,014	2,345	574
Interest expense (Note 13)	(336,699)	(229,731)	(182,423)

Income before income tax expense	624,467	567,851	196,680
Income tax expense (Note 20)	(11,749)	(59,411)	(41,334)

Income before share of losses from equity method investments	612,718	508,440	155,346
Share of losses from equity method investments	(383)	(3,136)	(2,161)

Net income	$612,335	$505,304	$153,185

Net income per ordinary share (Note 24):

Basic	$7.46	$6.20	$2.28
Diluted	$7.40	$6.13	$2.25

Weighted average number of ordinary shares outstanding (Note 24):
Basic	82,101,813	81,532,320	67,110,186
Diluted	82,717,640	82,468,363	68,068,311
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net income	$612,335	$505,304	$153,185
Other comprehensive income, net of tax
Currency translation adjustment	26,221	(89,530)	(60,617)
Actuarial gain on defined benefit pension plan	244	12,657	4,266
Amortization of cash flow hedge	—	—	113
Gain/(loss) on cash flow hedge	1,567	(3,728)	778
Total comprehensive income	$640,367	$424,703	$97,725
    The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2021	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236
Comprehensive Income (net of tax):
Net income	—	—	—	—	—	153,185	153,185
Currency translation adjustment	—	—	—	—	(60,617)	—	(60,617)
Actuarial gain on defined benefit pension plan	—	—	—	—	4,266	—	4,266
Amortization of cash flow hedge	—	—	—	—	113	—	113
Gain on cash flow hedge	—	—	—	—	778	—	778
Total comprehensive income							97,725
Exercise of share options	1,065,529	77	118,512	—	—	—	118,589
Issue of restricted share units / performance share units	328,634	23	—	—	—	—	23
Share based compensation expense	—	—	133,553	—	—	—	133,553
Share issue costs	—	—	(853)	—	—	—	(853)
Issue of shares associated with a business combination	27,372,427	1,960	5,656,195	—	—	—	5,658,155
Replacement share-based awards issued to acquiree employees	—	—	209,399	—	—	—	209,399
Balance at December 31, 2021	81,554,683	$6,640	$6,733,910	$1,134	$(90,937)	$1,416,080	$8,066,827
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 2021	81,554,683	$6,640	$6,733,910	$1,134	$(90,937)	$1,416,080	$8,066,827
Comprehensive income (net of tax):
Net income	—	—	—	—	—	505,304	505,304
Currency translation adjustment	—	—	—	—	(89,530)	—	(89,530)
Actuarial gain on defined benefit pension plan	—	—	—	—	12,657	—	12,657
Loss on cash flow hedge	—	—	—	—	(3,728)	—	(3,728)
Total comprehensive income							424,703
Exercise of share options	348,286	21	35,807	—	—	—	35,828
Issue of restricted share units / performance share units	241,116	16	—	—	—	—	16
Share based compensation expense	—	—	70,606	—	—	—	70,606
Share issuance costs	—	—	(17)	—	—	—	(17)
Repurchase of ordinary shares	(420,530)	(28)	—	28	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	(17)	(17)
Balance at December 31, 2022	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,821,384	$8,497,963

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share and per share data)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at December 31, 2022	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,821,384	$8,497,963
Comprehensive income (net of tax):
Net income	—	—	—	—	—	612,335	612,335
Currency translation adjustment	—	—	—	—	26,221	—	26,221
Actuarial gain on defined benefit pension plan	—	—	—	—	244	—	244
Gain on cash flow hedge	—	—	—	—	1,567	—	1,567
Total comprehensive income							640,367
Exercise of share options	535,705	35	50,923	—	—	—	50,958
Issue of restricted share units / performance share units	235,826	15	—	—	—	—	15
Share based compensation expense	—	—	51,456	—	—	—	51,456
Share issuance costs	—	—	(16)	—	—	—	(16)
Balance at December 31, 2023	82,495,086	$6,699	$6,942,669	$1,162	$(143,506)	$2,433,719	$9,240,743

The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:	(in thousands)
Net income	$612,335	$505,304	$153,185

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	585,950	569,513	314,987
Impairment of long lived assets	8,686	28,767	20,037
Reduction in carrying value of operating right-of-use assets	41,546	45,215	45,339
Loss on equity method investments	383	3,136	2,161
Acquisition-related gain	(6,160)	—	—
Charge on cash flow hedge	2,407	—	—
Amortization of financing costs and debt discount	16,402	17,749	12,890
Stock compensation expense	55,667	70,523	133,844
Loss on extinguishment of debt	—	—	14,434
Loss on issuance of debt	—	—	59,460
Deferred tax benefit	(85,403)	(124,985)	(60,616)
Unrealized foreign exchange movements	19,706	(13,009)	(6,054)
Other non-cash items	24,332	11,324	4,480
Changes in operating assets and liabilities:
Accounts receivable	(83,296)	(420,695)	113,513
Unbilled revenue	4,716	(332,592)	(17,656)
Unearned revenue	134,566	192,944	(69,121)
Other net assets	(170,810)	10,121	108,259
Net cash provided by operating activities	1,161,027	563,315	829,142

Cash flows from investing activities:
Purchase of property, plant and equipment	(140,692)	(142,160)	(93,750)
Purchase of subsidiary undertakings (net of cash acquired)	(71,766)	—	(5,914,475)
Investment in equity method investments	—	—	(2,450)
Loan to equity method investment	—	—	(10,000)
Sale of available for sale investments	2,616	481	497
Purchase of available for sale investments	(2,857)	(482)	(480)
Proceeds from investments in equity - long term	—	1,906	500
Purchase of investments in equity - long term	(13,954)	(5,612)	(4,077)
Net cash used in investing activities	(226,653)	(145,867)	(6,024,235)

Cash flows from financing activities:
Financing costs	—	—	(30,328)
Drawdown of credit lines and facilities	370,000	75,000	5,905,100
Repayment of credit lines and facilities	(1,265,000)	(875,000)	(877,780)
Proceeds from the exercise of equity compensation	50,973	35,844	118,589
Share issue costs	(16)	(17)	(853)
Repurchase of ordinary shares	—	(99,983)	—
Share repurchase costs	—	(17)	—
Net cash (used in)/provided by financing activities	(844,043)	(864,173)	5,114,728

Effect of exchange rate movements on cash	(997)	(16,720)	(7,727)
Net increase/(decrease) in cash and cash equivalents	89,334	(463,445)	(88,092)
Cash and cash equivalents at beginning of year	288,768	752,213	840,305
Cash and cash equivalents at end of year	378,102	288,768	752,213
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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. At December 31, 2023 we had approximately 41,100 employees, in 106 locations in 53 countries. During the year ended December 31, 2023, we derived approximately 40.4%, 48.7% and 10.9% of our revenue in the United States, Europe and Rest of World, respectively.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principal management estimates and judgments used in preparing the financial statements relate to revenue recognition, intangible assets acquired in a business combination and income taxation.

Disclosure of fair value of financial instruments

Cash, cash equivalents, other receivables, available for sale investments, accounts receivable, accounts payable, investigator payments and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on the net present value of estimated future cash flows. Debt is measured at amortized cost.

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

The Company classifies its investments in short-term debt or equity as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by Level 1 fair value measurements – quoted prices in active markets for identical assets. The changes in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in the Consolidated Statement of Operations. Losses, other than temporary, which reduce the carrying amount below cost are recognized in the Consolidated Statement of Operations.

Business combinations

The cost of a business combination is measured as the aggregate of the fair value of assets received, liabilities assumed and equity instruments issued in exchange for control. The Company records and allocates to its reporting units the excess of the cost over the fair value of the net assets acquired, known as goodwill. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Accounting for contingent consideration, after the acquisition, depends on the classification of the contingent consideration. Equity-classified contingent consideration is not remeasured after the acquisition date and subsequent settlement is accounted for within equity. Contingent consideration, which is classified as a liability or an asset, is remeasured to fair value at each reporting date until the contingency is resolved. The changes in fair value are recognized in earnings, unless the arrangement is a derivative which has been designated as a hedging instrument in a cash flow hedging relationship, in which case, the changes are initially recognized in other comprehensive income/loss.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and any contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. The financial statements of subsidiaries with other functional currencies are translated at period end rates for the Consolidated Balance Sheets and average rates for the Consolidated Statements of Operations. Translation gains and losses arising are reported as a movement on accumulated other comprehensive income/loss.

Transactions in currencies other than the functional currency of the subsidiaries of the Company are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiaries of the Company are translated into the functional currency of that entity at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. Foreign currency gains and losses on intercompany transactions classified as long-term investments are reported in other comprehensive income/loss as currency translation adjustments. Amounts charged or credited to the Consolidated Statements of Operations for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 were as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Amounts charged/(credited)	$12,916	$(25,997)	$(14,316)

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

Investments in debt, equity and other

Available for sale investments

The Company classifies short-term investments as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity. Any differences between the cost and fair value of the investments are represented by accrued interest and unrealized gains/losses. Realized gains and losses are determined using specific identification.

Long term investments

The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2023 and December 31, 2022 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at December 31, 2023 and December 31, 2022 qualify for the Net Asset Value ("NAV") practical expedient in ASC Topic 820, Fair value Measurements ("ASC 820"). Any increases or decreases in fair value are recognized in earnings in the period.

Equity method investments

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence that is considered to be greater than minor. These investments are classified as equity method investments on the Consolidated Balance Sheet. The Company records its pro rata share of the earnings/losses of these investments in Share of losses in equity investments in the Consolidated Statement of Operations. The Company reviews equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

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

Accounts receivable early payment discounting

Where the Company enters into an agreement to sell certain portfolios of its accounts receivable balances, the sale is accounted for in accordance with ASC Topic 860, Transfers and Servicing ("ASC 860"). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, are excluded from amounts reported in the Consolidated Balance Sheet. Cash proceeds received from such sales are included in operating cash flows.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Estimated Useful Life
Buildings	40 years
Computer equipment and software	2 - 8 years
Office furniture and fixtures	8 years
Laboratory equipment	5 years
Motor vehicles	5 years

Leasehold improvements are amortized using the straight line method over the estimated useful life of the asset or the lease term, whichever is shorter.

Leases

The Company determines if an arrangement is a lease at inception and reassess if there are changes in terms and conditions of the contract. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2023 and December 31, 2022, the Company did not account for any leases as finance leases.
    Operating leases are included in operating right-of-use ("ROU") assets, other liabilities and non-current operating lease liabilities on our Consolidated Balance Sheet with the lease charge recognized on a straight-line basis over the lease term. ROU assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the lease commencement date. Our lease terms may also include options to extend or terminate. The Company actively reviews options to extend or terminate leases and adjusts the ROU asset and lease liability when it is reasonably certain the option will be exercised. The ROU asset is adjusted for any prepayments made at the date of commencement and any initial direct costs incurred. As most of the Company's leases do not provide an implicit rate, the discount rate used is based on the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.
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

ROU assets for operating leases are occasionally reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Intangible assets

Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	16 - 23 years
Order backlog	3 years
Trade names	3 years
Patient database	7 years
Technology assets	5 years

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Impairment of goodwill and long-lived assets

Goodwill is tested for impairment annually, or more frequently, if an event or circumstance indicates that an impairment loss may have been incurred. The annual impairment test for goodwill includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by management. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. The Company may also chose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment. The Company recognizes an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value.

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

Derivative financial instruments

The Company uses derivative financial instruments to reduce exposures to interest rates. Derivatives are recorded on the Consolidated Balance Sheet at fair value at each balance sheet date utilizing pricing models for non-exchange-traded contracts.

Our accounting policies for derivative financial instruments are based on whether they meet the criteria for designation as cash flow or fair value hedges. A designated hedge of the exposure to variability in the future cash flows of an asset or a liability, or of a forecast transaction, is referred to as a cash flow hedge. A designated hedge of the exposure to changes in fair value of an asset or a liability is referred to as a fair value hedge. The criteria for designating a derivative as a hedge include the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction and the probability that the underlying transaction will occur. For derivatives with cash flow hedge accounting designation, we report the gain or loss from the effective portion of the hedge as a component of Other Comprehensive Income and reclassify it into earnings in the same period or periods in which the hedged transaction affects earnings and within the same Consolidated Statement of Operations line item as the impact of the hedged transaction. For derivatives with fair value hedge accounting designation, we recognize gains or losses from the change in fair value of these derivatives, as well as the offsetting change in the fair value of the underlying hedged item, in earnings. Fair value gains and losses arising on derivative financial instruments not qualifying for hedge accounting are reported in our Consolidated Statement of Operations.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and has therefore not provided for deferred taxes in respect of this item.

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

Under the grant agreements, amounts received may become repayable in full should certain circumstances specified within the grant agreements occur, including downsizing by the Company, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising.

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

The Company operates, through certain subsidiaries, a defined benefit plan for certain employees located in the United Kingdom and Switzerland. The Company accounts for these plans in accordance with ASC Subtopic 715-30, Defined Benefit Plans – Pension. The Company also maintains various retirement plans across the Group, many of which are required by local employment laws.

Share-based compensation

The Company accounts for its share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in accordance with the provisions of ASC Topic 718, Compensation – Stock Compensation ("ASC 718").
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

Transaction and integration-related expenses

Transaction and integration-related expenses are the incremental costs directly attributable to completion and integration activities associated with the Company’s recent acquisitions. The costs consist of investment banking fees, advisory costs, professional fees, retention agreements with employees, accelerated share-based compensation charges and ongoing integration activities. The Company accounts for these transaction and integration-related costs as expenses in the period in which the costs are incurred and the services are received.

Restructuring

Restructuring charges reflect certain one-time costs arising from reorganization programs announced by Company management. These programs generally result in asset impairments and workforce reductions in order to optimize the Company’s structure and facilitate improved long-term performance. Asset related impairment charges are taken when the fair value is less than the asset’s carrying value. Workforce related charges are taken when an approved reorganization program is communicated to the relevant employee groups.

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

Impact of Recently Issued or Adopted Accounting Standards
Accounting pronouncements, effective for the year ended December 31, 2023, did not have any significant impact on the Company’s consolidated financial statements.

The following accounting pronouncements have been issued, but not yet adopted, as of December 31, 2023:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends the guidance in ASC Topic 280, Segment Reporting. The amended guidance requires disclosure of significant segment expenses and other segment items on an annual and interim basis. Furthermore, all disclosures about a reportable segment’s profit or loss, which are currently required annually, will be mandated for interim periods. The additional disclosures required by ASU 2023-07 apply to entities with a single reportable segment. The amended guidance is effective for fiscal periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with retrospective application required. The Company is currently evaluating the impact of this ASU on disclosures within its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its consolidated financial statements.

3. Disaggregation of Revenue
Revenue disaggregated by customer profile is as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Top client	$721,309	$683,546	$441,173
Clients 2-5	1,453,508	1,506,087	1,291,946
Clients 6-10	1,188,943	1,112,636	752,325
Clients 11-25	1,743,539	1,585,739	1,077,073
Other	3,012,877	2,853,378	1,918,309
Total	$8,120,176	$7,741,386	$5,480,826
Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

4. Contract Balances

Accounts receivable and unbilled revenue are as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Billed services (accounts receivable)	$1,821,855	$1,751,950
Allowance for credit losses (note 5)	(31,533)	(20,562)
Accounts receivable (net)	1,790,322	1,731,388
Unbilled services (unbilled revenue)	951,936	957,655
Accounts receivable and unbilled revenue, net	$2,742,258	$2,689,043

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	December 31, 2023	December 31, 2022	$ Change	% Change

Unbilled services (unbilled revenue)	$951,936	$957,655	$(5,719)	(0.6)%
Unearned revenue (payments on account)	(1,654,507)	(1,507,449)	(147,058)	9.8%
Net balance	$(702,571)	$(549,794)	$(152,777)	27.8%

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

The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2023 and December 31, 2022 were $333.0 million and $406.3 million (see note 12 - Other liabilities).

Unbilled services as at December 31, 2023 decreased by $5.7 million as compared to December 31, 2022. Unearned revenue increased by $147.1 million over the same period resulting in an increase of $152.8 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2022 and December 31, 2023. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

The credit loss expense recognized on the Company's receivables and unbilled services was $24.6 million and $17.8 million for the year ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 approximately $14.8 billion of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations compared to $13.7 billion as of December 31, 2022. As of December 31, 2023 the Company expects to recognize revenue on approximately 52% of the unsatisfied performance obligation over the next twelve months compared to 52% as of December 31, 2022, with the remainder recognized thereafter over the duration of the customer contracts.

5. Allowance for Credit Losses
The Company does business with most major international pharmaceutical companies. Provision for credit losses at December 31, 2023 and December 31, 2022 comprises:

	December 31, 2023	December 31, 2022
	(in thousands)
Opening provision	$20,562	$7,081
Amounts used during the year	(13,358)	(3,913)
Amounts provided during the year	24,550	17,800
Foreign exchange	(221)	(406)
Closing provision	$31,533	$20,562

6. Business Combinations

BioTel Research LLC Acquisition

On October 2, 2023, the Company acquired the entire outstanding equity interests of BioTel Research LLC (“BioTel”), a leading provider of medical imaging and cardiac safety monitoring services, from BioTelemetry Inc. in exchange for initial cash consideration of $68.1 million. Cash acquired amounted to $1.4 million. The purchase price allocation, as of the date of acquisition, was based on a preliminary valuation and may be subject to revision. Preliminarily, the BioTel acquisition resulted in the initial recognition of intangible assets of $36.4 million and goodwill of $23.4 million. Preliminary goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of BioTel and the expected synergies of the acquisition. The goodwill recognized is deductible for income tax purposes.

Oncacare Limited Acquisition

On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of Oncacare Limited ("Oncacare") for $5.1 million, such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group. The Oncacare acquisition resulted in goodwill of $13.4 million and also gave rise to an acquisition-related gain of $6.2 million.

PRA Health Sciences, Inc. Acquisition

On July 1, 2021 (the "Merger Date"), the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences ("the Acquisition" and "the Merger"). The combined company has retained the name ICON and brought together approximately 38,000 (as at the Merger date) employees across the globe, creating the world's largest clinical research organization with a singular focus on clinical research and commercialization. The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations.

The combined company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The combined company has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the ICON Group. Under the terms of the Merger, PRA shareholders received, per share, $80 in cash and 0.4125 shares of ICON stock.

In the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company incurred Merger-related expenses of $44.2 million, $39.7 million and $198.3 million, respectively, which were accounted for separately from the business combination and expensed as incurred within the “Transaction and integration related” line item of the Consolidated Statement of Operations. The costs consist of investment banking fees, advisory costs, professional fees, retention agreements with employees, accelerated share-based compensation charges and ongoing integration activities.

In the years ended December 31, 2023, December 31, 2022 and December 31, 2021 the Company incurred approximately $16.4 million, $17.7 million and $86.7 million of Merger-related financing fees which are included in the “Interest expense” line item in the Consolidated Statement of Operations.

The Merger Date fair value of the consideration transferred consisted of the following:

(in thousands)
Fair value of cash consideration	$5,308,646
Fair value of ordinary shares issued to acquiree stockholders	5,658,126
Fair value of replacement share-based awards issued to acquiree employees	209,399
Repayment of term loan obligations and accrued interest *	865,800
$12,041,971
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
The following table summarizes the fair value of identified intangible assets and their respective useful lives as of the Merger Date:

	Estimated Fair Value	Estimated Useful Life
	(in thousands)
Customer relationships	$3,938,000	23 years
Order backlog	500,000	3 years
Trade names	202,000	3 years
Patient database	168,000	7 years
Technology assets	111,000	5 years
	$4,919,000

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
* In the year ended December 31, 2022, the Company incurred a $2.2 million amortization expense which related to the year ended December 31, 2021 due to the timing of the measurement period adjustment.

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

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

As of December 31, 2023, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Available for sale securities (short-term) (a)	$1,954	$—	$—	$—	$1,954
Available for sale investments (long-term) (b)	—	—	—	46,804	46,804
Derivative instruments (c)	—	—	—	—	—
Total assets	$1,954	$—	$—	$46,804	$48,758

Liabilities:
Derivative instruments (c)	—	2,411	—	—	2,411
Total Liabilities	$—	$2,411	$—	$—	$2,411

As of December 31, 2022, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Available for sale securities (short-term) (a)	$1,713	$—	$—	$—	$1,713
Available for sale investments (long-term) (b)	—	—	—	32,631	32,631
Derivative instruments (c)		12			12
Total assets	$1,713	$12	$—	$32,631	$34,356

Liabilities:
Derivative instruments (c)	—	3,670	—	—	3,670
Total liabilities	$—	$3,670	$—	$—	$3,670

(a) Represents the fair value of highly liquid investments with maturities greater than three months, a minimum "A-" rated fixed term deposit and are based on quoted market prices.

(b) To determine the classification of interests in long-term investments, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2023 and December 31, 2022 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at December 31, 2023 and December 31, 2022 qualify for the NAV practical expedient in ASC 820. Any increases or decreases in fair value are recognized in net income in the period.

(c) Represents the fair value of the interest rate caps and the interest rate swap.

Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of December 31, 2023, assets carried on the balance sheet and not re-measured to fair value on a recurring basis totaled approximately $12,878.0 million (December 31, 2022: $13,250.4 million) and are identified as Level 3 assets. These assets are comprised of goodwill of $9,022.1 million (December 31, 2022: $8,971.7 million) and intangible assets of $3,855.9 million (December 31, 2022: $4,278.7 million).

The estimated fair value of the Company’s debt was $3,793.5 million at December 31, 2023 (December 31, 2022: $4,650.3 million). The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value, due to the short term duration.

8. Investments

(a)     Available for sale investments (short-term)
As at December 31, 2023, the Company held $2.0 million of available for sale investments (December 31, 2022: $1.7 million). Short-term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed term deposits. The Company classifies its short- term investments as available for sale.
Short term investments at December 31, 2023 have an average maturity of 3.6 years compared to 2.8 years at December 31, 2022. The contractual maturity of certain investments in the portfolio is greater than 12 months; however, classification as short-term investments reflects the Company's practice and intention in respect of these investments. The Company recognizes the unrealized losses in equity as these unrealized losses on short-term investments have been considered as temporary.

(b)    Available for sale investments (long-term)

The Company entered into subscription agreements with a number of funds. During the year ended December 31, 2023, capital totaling $14.0 million (December 31, 2022: $3.7 million) had been advanced under the terms of the subscription agreements. The Company determined that the interest in funds meets the definition of equity securities without readily determinable fair values. The Company therefore concluded that the interests held at December 31, 2023 and December 31, 2022 qualify for the NAV practical expedient in ASC 820.

There was an increase in fair value of $0.2 million (December 31, 2022: $6.3 million) recognized in net income during the year bringing the carrying value of the subscriptions to $46.8 million at December 31, 2023 (December 31, 2022: $32.6 million). At December 31, 2023, the Company had committed to future investments of $66.4 million in respect of these funds.

(c)     Equity method investments

On July 24, 2020, the Company obtained a 49% interest in the voting share capital of Oncacare in exchange for consideration of $4.9 million. At that time, the Company’s investment in Oncacare was accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare. The Company recorded its pro rata share of the earnings/losses of this investment in 'Share of losses in equity investments' in the Consolidated Statement of Operations.

The Company has recorded losses of $0.4 million, $3.1 million and $2.2 million representing its pro rata share of the losses in Oncacare during the year ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively.

On April 20, 2023, the Company completed the purchase of the majority investor's 51% majority voting share capital of
Oncacare, such that Oncacare and its subsidiaries became wholly-owned subsidiaries of the ICON Group.

9. Property, Plant and Equipment, net

The carrying amount of Property, Plant and Equipment for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Cost
Land	$3,724	$3,724
Buildings	70,072	70,880
Computer equipment and software	550,119	500,135
Office furniture and fixtures	45,856	50,600
Laboratory equipment	56,217	59,946
Leasehold improvements	55,000	65,167
Motor vehicles	79	41
	781,067	750,493
Less accumulated depreciation and asset write offs	(419,883)	(400,173)
Property, plant and equipment (net)	$361,184	$350,320

The depreciation expense recognized by the Company was $126.1 million, $106.4 million, and $75.5 million for the twelve months ended December 31, 2023, 2022, and 2021, respectively.

The Company regularly updates its register of property, plant and equipment and during the year ended December 31, 2023 and the year ended December 31, 2022, certain fully depreciated assets were written off as they were no longer used by the Company.

10. Goodwill

The change in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Opening goodwill	$8,971,670	$9,037,931
Current year acquisitions (note 6)	36,750	—
Prior period acquisition (note 6)	—	(35,692)
Foreign exchange movement	13,655	(30,569)
Closing goodwill	$9,022,075	$8,971,670

There were no goodwill impairment losses for the years ended December 31, 2023 and 2022.

11. Intangible Assets

The carrying amount of Intangible Assets for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
Cost	(in thousands)
Customer relationships	$4,090,393	$4,076,435
Order backlog	541,302	536,934
Trade names & brands	204,653	204,621
Patient database	170,366	170,238
Technology assets	141,257	120,984
Total cost	5,147,971	5,109,212

Accumulated amortization	(1,292,106)	(830,553)
Net book value	$3,855,865	$4,278,659
The amortization expense recognized by the Company was $459.9 million, $463.1 million, and $239.5 million for the twelve months ended December 31, 2023, 2022, and 2021, respectively.

On October 2, 2023, the Company acquired the entire outstanding equity interests of BioTel Research LLC (“BioTel”), a leading provider of medical imaging and cardiac safety monitoring services, from BioTelemetry Inc. in exchange for initial cash consideration of $68.1 million. The acquisition resulted in the recognition of intangible assets of $36.4 million, comprising customer relationships of $12.5 million, order backlog of $3.9 million and technology assets of $20.0 million. These assets will be amortized over their expected useful lives of between 3 and 16 years. In total, $1.5 million has been amortized in the period since the date of acquisition.

On July 1, 2021, ICON plc announced the completion of its Merger with PRA Health Sciences, Inc. The Merger resulted in the recognition of Customer relationships of $3,938.0 million, Order backlog of $500.0 million, Trade names of $202.0 million, Patient database of $168.0 million and Technology assets of $111.0 million. These assets are being amortized over their expected useful lives of between 3 and 23 years. The valuation of these assets was finalized in June 30, 2022. In total, $1,128.5 million has been amortized in the period since the date of acquisition, $451.4 million has been amortized in the year ended December 31, 2023.

Future intangible asset amortization expense for the years ended December 31, 2024 to December 31, 2028 is as follows:

(in thousands)
2024	$344,518
2025	229,106
2026	214,869
2027	202,539
2028	189,539
Total	$1,180,571

12. Other Liabilities

The carrying amount of Other Liabilities for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
General trade and overhead liabilities*	$463,882	$530,204
Personnel related liabilities	385,499	395,862
Operating lease liabilities	36,414	43,657
Facility related liabilities	11,078	16,896
Other liabilities	13,532	12,852
Restructuring liabilities	4,951	5,512
Short term government grants	43	42
	$915,399	$1,005,025

*includes amounts due to third parties in respect of accrued reimbursable investigator expenses of $333.0 million at December 31, 2023 and $406.3 million at December 31, 2022.

13. Bank Credit Lines and Loan Facilities

The Company had the following debt outstanding as of December 31, 2023 and 2022:

		Interest rate as of		Principal amount as of
	Maturity Date	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
				(in thousands)
Senior Secured Term Loan	July 2028	7.860%	7.092%	$3,251,213	$4,201,213
Senior Secured Notes	July 2026	2.875%	2.875%	500,000	500,000
Senior Secured Revolving Loan Facility	January 2024	6.720%	—	55,000	—
Total debt				3,806,213	4,701,213
Less current portion of debt				(110,150)	(55,150)
Total long-term debt				3,696,063	4,646,063
Less debt issuance costs and debt discount				(30,624)	(47,026)
Total long-term debt, net				$3,665,439	$4,599,037

The Company incurred interest costs from various financing arrangements during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 as set out in the table below. These costs have been charged in the interest expense line of the Consolidated Statement of Operations. In the years ending December 31, 2023, December 31, 2022 and December 31, 2021, the Company expensed $16.4 million, $17.7 million and $86.7 million of transaction related financing costs, inclusive of the amortization of financing fees which were previously capitalized, associated with the debt facilities used to finance the Merger.

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Interest expense on drawn facilities	$311,019	$209,189	$93,809
Amortization of merger related financing fees	16,402	17,749	12,890
Transaction and one time financing costs	—	—	75,391
Other financing costs*	9,278	2,793	333
Total financing costs	$336,699	$229,731	$182,423
*Includes costs associated with the senior secured revolving loan facility.

As of December 31, 2023, the contractual maturities of the Company's debt obligations were as follows:

Current maturities of debt:	(in thousands)
2024	$110,150
2025	55,150
2026	555,150
2027	55,150
2028 and thereafter	3,030,613
Total	$3,806,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The Senior Secured Credit Facility and Senior Secured Notes were issued at a discount of $27.6 million. On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin which is dependent on the Company's net leverage ratio. As of December 31, 2023, the applicable margin is 2.25%. The senior secured term loan facility is subject to a floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. As at December 31, 2023, $445.0 million remained undrawn under the senior secured revolving loan facility.

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

Principal repayments, comprising mandatory and voluntary repayments, during the year ended December 31, 2023 and December 31, 2022 were as follows:

Principal repayments	December 31, 2023	December 31, 2022
	(in thousands)
Quarter 1	$250,000	$300,000
Quarter 2	150,000	100,000
Quarter 3	300,000	200,000
Quarter 4	250,000	200,000
Total	$950,000	$800,000

The voluntary repayments made during the year resulted in an accelerated charge associated with previously capitalized fees of $7.9 million (December 31, 2022: $7.8 million).

During the year ended December 31, 2023, the Company drew down $370.0 million (December 31, 2022: $75.0 million) of the senior secured revolving loan facility and repaid $315.0 million (December 31, 2022: $75.0 million) as shown below. As at December 31, 2023, $55.0 million (December 31, 2022: $nil) was drawn under the senior secured revolving loan facility.

	Drawdown	Repayment	Closing Balance
	(in thousands)
December 31, 2022	$—	$—	$—
Quarter 1, 2023	180,000	100,000	80,000
Quarter 2, 2023	50,000	80,000	50,000
Quarter 3, 2023	75,000	50,000	75,000
Quarter 4, 2023	65,000	85,000	55,000
	$370,000	$315,000

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026.

Fair Value of Debt
The estimated fair value of the Company’s debt was $3,793.5 million and $4,650.3 million at December 31, 2023 and December 31, 2022, respectively. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value due to the short term duration.

14. Derivatives

The Company has entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations. These financial derivative agreements are designated as cash flow hedges.

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate caps expire on December 31, 2024. The Company pays a fixed rate of 0.42% and receives a variable rate equal to the amount that the three-month SOFR rate exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swap begins accruing on December 31, 2024 and the interest rate swap expires on September 30, 2026. The Company pays a fixed rate of 3.4% and receives a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The 2022 Caps and the 2022 Swap are designated as cash flow hedges. Gains and losses are initially reported as a component of other comprehensive income/loss and subsequently recognized in net income.

The fair values of the Company’s derivative financial instruments, on a gross basis, are summarized in the following table:

	December 31, 2023			December 31, 2022
	Asset	Liability	Notional	Asset	Liability	Notional
	(in thousands)			(in thousands)
Derivatives designated as hedging instruments:

Interest Rate Caps	$—	$1,871	$1,600,606	$12	$3,363	$2,100,606
Interest Rate Swap	—	540	1,100,606	—	307	1,100,606

Total derivatives designated as hedging instruments	$—	$2,411	$2,701,212	$12	$3,670	$3,201,212

As of December 31, 2023, the Company recognized a current derivative liability of $1.9 million within other liabilities (December 31, 2022: $3.3 million within other liabilities and $0.01 million within other receivables) and a non current derivative liability of $0.5 million (December 31, 2022: $0.4 million) within non-current other liabilities.

During the year ended December 31, 2023, the Company recognized a gain of $1.6 million within other comprehensive income/loss (December 31, 2022: $3.7 million loss) after a reclassification of $2.4 million from other comprehensive income/loss to the income statement (December 31, 2022: $0.1 million).

During the next 12 months, the Company estimates that an additional $3.2 million will be reflected as interest expense in the consolidated statements.

15. Operating Leases
Lease costs recorded under operating leases for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)

Operating lease costs	$46,820	$53,880	$51,200
Income from sub-leases	(1,103)	(1,165)	(1,338)
Net operating lease costs	$45,717	$52,715	$49,862
Of the total cost of $45.7 million incurred in the year ended December 31, 2023, $37.9 million is recorded within selling, general and administration costs and $7.8 million is recorded within direct costs. Of the total cost of $52.7 million incurred in the year ended December 31, 2022, $48.3 million is recorded within selling, general and administration costs and $4.4 million is recorded within direct costs. Of the total cost of $49.9 million incurred in the year ended December 31, 2021, $47.5 million is recorded within selling, general and administration costs and $2.4 million is recorded within direct costs.
Right-of-use assets obtained, in exchange for lease obligations, during the years ended December 31, 2023 and December 31, 2022 totaled $37.7 million and $28.7 million, respectively.
During the years ended December 31, 2023, 2022 and 2021, impairments of operating right-of-use assets were recognized within restructuring charges for $8.7 million, $24.8 million, and $15.4 million, respectively, as part of an office consolidation program (see note 19 - Restructuring Charges).
The weighted average remaining lease term and weighted-average discount rate at December 31, 2023 were 6.72 years and 3.29%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2022 were 6.90 years and 2.45%, respectively.
Future minimum lease payments under non-cancelable leases as of December 31, 2023 were as follows:

Minimum rental payments
(in thousands)
2024	$40,894
2025	34,585
2026	29,172
2027	23,254
2028	15,023
Thereafter	33,998
Total future minimum lease payments	176,926
Lease imputed interest	(14,191)
Total	$162,735
Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $36.4 million and $43.7 million have been included in other liabilities as at December 31, 2023 and December 31, 2022, respectively.

16. Non-current other liabilities

The carrying amount of Non-current other liabilities for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Defined benefit pension obligations, net (note 21)	$14,738	$13,033
Other non-current liabilities	31,260	25,227
	$45,998	$38,260

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

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next sixteen years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. See note 15 - Operating leases for rental expense pursuant to ASC 842 for the years ended December 31, 2023, 2022 and 2021 and future minimum rental commitments as of December 31, 2023.

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

(a)Employee share based payments

During the year ended December 31, 2023, 535,705 options were exercised by employees at an average exercise price of $95.12 per share for total proceeds of $51.0 million. During the year ended December 31, 2023, 188,800 ordinary shares were issued in respect of certain RSUs and 47,026 ordinary shares were issued in respect of PSUs previously awarded by the Company.

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

(b)Share Repurchase Program

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This resolution has been renewed annually thereafter. On February 18, 2022, the Company commenced a share buyback program which was fully complete at March 31, 2022. Under this buyback program, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million.

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

19. Restructuring Charges

In the year ended, December 31, 2023, a restructuring charge of $45.4 million was recognized in the Consolidated Statements of Operations under a restructuring plan adopted following a review of operations. The restructuring plan reflected a workforce reduction of $34.1 million and an office consolidation program to optimize the Company's office footprint of $11.3 million.

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Restructuring charges	$45,390	$31,143	$31,105
Net charge	$45,390	$31,143	$31,105

At December 31, 2023, a total liability of $7.0 million was recorded on the Consolidated Balance Sheet relating to restructuring activities. The total liability included $3.0 million of facilities related liabilities of which $1.0 million is included within other liabilities and $2.0 million is included within non-current other liabilities. The remaining provision of $4.0 million relates to workforce reduction and is included within other liabilities.

	Year Ended
	December 31, 2023	December 31, 2022
	(in thousands)
Opening provision	$6,022	$10,311
Additional provision in the year	36,704	4,364
Utilization	(35,727)	(8,653)
Ending provision	$6,999	$6,022

20. Income Taxes

The Company's United States and Irish based subsidiaries file income tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before income tax expense are as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Ireland	$624,642	$432,963	$231,893
United States	(352,532)	(270,440)	(278,413)
Other	352,357	405,328	243,200
Income before income tax expense	$624,467	$567,851	$196,680

The components of income tax expense are as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Income tax expense:
Current tax (benefit)/expense:
Ireland	$80,427	$53,248	$18,469
United States	(42,428)	60,753	35,478
Other	59,153	70,395	48,003
Total current tax expense	97,152	184,396	101,950

Deferred tax (benefit)/expense:
Ireland	45,253	(6,166)	553
United States	(143,323)	(118,475)	(52,717)
Other	12,667	(344)	(8,452)
Total deferred tax benefit	(85,403)	(124,985)	(60,616)

Income tax expense allocated to continuing operations	11,749	59,411	41,334

Income tax expense was allocated to the following components of other comprehensive income:
Currency impact on long term funding	(3,903)	7,211	1,776
Cash flow hedge	301	—	—
Total	$8,147	$66,622	$43,110

Ireland's statutory trading income tax rate, the rate of our country of domicile, is 12.5%. The Company's consolidated reported income tax expense differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2022:12.5%; 2021:12.5%)	$78,058	$70,980	$24,586
Rate differential from amortization of intangible assets	(71,223)	(59,330)	(31,228)
Foreign and other income taxed at higher rates	35,778	52,464	51,273
Research & development tax incentives	(3,868)	(2,608)	(3,120)
Movement in valuation allowance	(1,068)	(777)	3,101
Effects of change in tax rates	3,154	(300)	(128)
(Decrease)/ increase in unrecognized tax benefits	(54,347)	8,392	5,246
Investor tax expense on foreign subsidiary earnings	39,165	—	—
Impact of stock compensation	(11,487)	(8,756)	(9,083)
Other	(2,413)	(654)	687
Income tax expense	$11,749	$59,411	$41,334

    The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2023	December 31, 2022
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$7,547	$10,927
Operating right-of-use-assets	16,108	23,260
Goodwill	39,014	37,150
Intangible assets	950,055	1,078,302
Investments in foreign subsidiaries	52,408	1,587
Other	7,982	7,467
Total deferred tax liabilities recognized	1,073,114	1,158,693

Deferred tax assets:
Operating loss and tax credits carryforwards	124,150	88,697
Property, plant and equipment	9,082	6,010
Operating lease liabilities	20,190	27,593
Intangible assets	2,166	3,602
Stock compensation	17,605	21,862
Other liabilities	84,928	66,933
Unearned revenue	23,748	66,565
Other	8,774	9,155
Total deferred tax assets	290,643	290,417
Valuation allowance for deferred tax assets	(42,967)	(43,379)
Deferred tax assets recognized	247,676	247,038
Overall net deferred tax liability	$(825,438)	$(911,655)

At December 31, 2023 Ireland subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $16.9 million.

At December 31, 2023 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $1.7 million and $331.4 million, respectively. These NOLs are available for offset against future taxable income and the expiry dates are shown in the table below. Of the $1.7 million U.S. federal NOLs, approximately $1.2 million is currently available for offset against future U.S. federal taxable income. The subsidiaries' ability to use the remaining U.S. federal and state NOL carryforwards is limited on an annual basis due to change of ownership in 2014, 2017, and 2019, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. All $1.7 million of the U.S. federal NOLs are limited by Section 382 and expire between 2024 - 2037. As of December 31, 2023, U.S subsidiaries also had disallowed interest carryforwards of $204 million that can be carried forward indefinitely. These carryforwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

    The expected expiry dates of the US NOLs are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2024-2037	$1,744	$271,434
2038-2042	—	50,685
Indefinite	—	9,251
	$1,744	$331,370

In addition, we also have general business tax credit carryforwards of approximately $0.8 million that are available to reduce future U.S. federal and state income taxes. The general business tax credits are non-refundable and are due to expire between the years 2026-2038.

At December 31, 2023 other than those in the U.S. and Ireland, we had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $42.9 million. At December 31, 2023 those subsidiaries also had additional operating loss carryforwards of $12.9 million which are due to expire between 2024 and 2030. In addition, at December 31, 2023 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future tax liabilities, if any, of $4.3 million.

The valuation allowance at December 31, 2023 was approximately $43.0 million. The valuation allowance for deferred tax assets as of December 31, 2022 and December 31, 2021 was $43.4 million and $45.5 million respectively. The net change in the total valuation allowance was a decrease of $0.4 million during 2023 and a decrease of $2.1 million during 2022. Of the total decrease of $0.4 million in 2023, $1.1 million was recognized within income tax expense and a increase of $0.7 million was recognized in Other Comprehensive Income. Of the total decrease of $2.1 million in 2022, $0.8 million was recognized within income tax expenses and $1.3 million was recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2023 and December 31, 2022 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, loss utilization, projected future taxable income and tax planning strategies in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods.

The Company has recognized a deferred tax liability of $52.4 million (2022: $1.6 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. Given changes in various tax laws during 2023, the group has taken the decision to repatriate certain excess earnings which will not be permanently reinvested and consequently have provided for the relevant tax in the current year. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability, however it is not expected to be material as Ireland allows a tax credit in respect of distributions from foreign subsidiaries at the statutory tax rate in the jurisdiction of the subsidiary so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Unrecognized tax benefits at start of year	$217,584	$202,065	$19,078
Increase related to acquired tax positions	—	—	170,047
Increase related to prior year tax positions	1,161	16,098	204
Decrease related to prior year tax positions	(918)	(5,442)	(1,695)
Increase related to current year tax positions	4,552	5,701	18,613
Settlements	—	—	(844)
Lapse of statute of limitations	(62,363)	(838)	(3,338)
Unrecognized tax benefits at end of year	$160,016	$217,584	$202,065

The relevant statute of limitations for unrecognized tax benefits totaling $65.0 million could potentially expire during 2024.

Included in the balance of total unrecognized tax benefits at December 31, 2023 were potential benefits of $160.0 million, which if recognized, would affect the effective rate on income from continuing operations. The balance of total unrecognized tax benefits at December 31, 2022 and December 31, 2021 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $217.6 million and $202.1 million respectively.

Interest and penalties recognized during the year ended December 31, 2023 amounted to a net charge of $4.2 million (2022: $7.1 million, 2021: $1.9 million) and are included within the income tax expense. Total accrued interest and penalties as of December 31, 2023 and December 31, 2022 were $27.1 million and $22.6 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are Ireland and the United States. We may potentially be subjected to tax audits in both our major jurisdictions. In Ireland, tax periods open to audit include the years ended December 31, 2019, December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023. In the United States, tax periods open to audit include the years ended December 31, 2019, December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

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

The Company's United States operations maintain retirement plans (the "U.S. Plans") that qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plans may elect to defer a portion of their earnings, up to the Internal Revenue Service annual contribution limit. The Company matches participant's contributions at varying amounts, subject to a maximum of 4.5% of the participant's annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 were $40.4 million, $45.8 million and $23.7 million respectively.

Pension and Postretirement Benefit Plans

The Company maintains various retirement plans across the Group, many of which are required by local employment laws. The balances recorded to the balance sheet are as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Other receivables	$6,321	$6,492
Non-current other liabilities (note 16)	(14,738)	(13,033)

In addition to the specific defined benefit schemes shown separately below, the Company maintains several other retirement plans which have a cumulative total net obligation of $12.3 million and $11.6 million recorded to non-current other liabilities as of December 31, 2023 and December 31, 2022, respectively.

ICON Development Solutions Limited pension plan

ICON Development Solutions Limited, a subsidiary of ICON Plc, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2023 and December 31, 2022 consist of units held in independently administered funds. Pension plan disclosures are presented in the following tables in accordance with the requirements of ASC 715-20, Defined Benefit Plans - General. The plan has been closed to new entrants with effect from July 1, 2003.

Funded surplus	December 31, 2023	December 31, 2022
	(in thousands)
Projected benefit obligation	$(20,999)	$(19,558)
Fair value of plan assets	27,320	26,050
Funded surplus	$6,321	$6,492

The funded status as at December 31, 2023 and December 31, 2022 is included in other long-term receivables on the Consolidated Balance Sheet.

Change in benefit obligation	December 31, 2023	December 31, 2022
	(in thousands)
Benefit obligation at beginning of year	$19,558	$41,813
Service cost	42	117
Interest cost	975	672
Plan participants' contributions	19	19
Benefits paid	(318)	(514)
Actuarial gain	(335)	(18,636)
Foreign currency exchange rate changes	1,058	(3,913)
Benefit obligation at end of year	$20,999	$19,558

Change in plan assets	December 31, 2023	December 31, 2022
	(in thousands)
Fair value of plan assets at beginning of year	$26,050	$36,198
Expected return on plan assets	1,015	1,258
Actuarial loss	(910)	(7,305)
Employer contributions	70	70
Plan participants' contributions	19	19
Benefits paid	(318)	(514)
Foreign currency exchange rate changes	1,394	(3,676)
Fair value of plan assets at end of year	$27,320	$26,050

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

The following amounts were recorded in the Consolidated Statement of Operations as components of the net periodic benefit (credit)/cost:

	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Service cost	$42	$117	$134
Interest cost	975	672	665
Expected return on plan assets	(1,015)	(1,258)	(1,171)
Amortization of net (gain)/loss	(274)	228	625
Net periodic benefit (credit)/cost	$(272)	$(241)	$253

The following assumptions were used at the commencement of the year in determining the net periodic pension benefit (credit)/cost for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Discount rate	4.9%	1.8%	1.5%
Rate of compensation increase	3.6%	3.7%	3.4%
Expected rate of return on plan assets	3.8%	3.8%	3.4%

Other comprehensive income/(loss)	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Actuarial gain - benefit obligation	$(335)	$(18,636)	$(2,097)
Actuarial loss/(gain) - plan assets	910	7,305	(1,176)
Amortization of net gain/(loss) recognized in net periodic benefit (credit)/cost	274	(228)	(625)
Total	$849	$(11,559)	$(3,898)

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income/(loss) into net periodic benefit cost over the next year are $0.2 million and $nil respectively.

Benefit Obligation

The following assumptions were used in determining the benefit obligation at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Discount rate	4.8%	4.9%
Rate of compensation increase	3.0%	3.6%

A single discount rate is used which, when used to discount the projected benefit cash flows underlying a pension scheme with a 19 year duration, gives the same result as a full AA corporate bond yield curve.

Actuarial gains on the benefit obligation during 2023 resulted from changes in the assumptions compared to those adopted at December 2022. Changes in the assumptions reflect the changes in market conditions from December 2022 to December 2023.

Plan Assets

The Company's pension plan asset allocation is as follows:

Asset Category	December 31, 2023	December 31, 2022
Government Bonds	78%	88%
Diversified Bonds	22%	12%
	100%	100%

During 2022, the scheme's asset strategy changed to align the plan assets more closely with government and diversified bonds. There is no self-investment in employer related assets. The Company’s assumption for the expected return on plan assets was determined by the weighted average of the long-term expected rate of return on each of the asset classes invested as of the balance sheet date. The expected long-term rate of return on assets is 3.8% at December 31, 2023 and December 31, 2022, respectively.

Plan Asset Fair Value Measurements

	December 31, 2023	December 31, 2022
	(in thousands)
Government Bonds	$21,312	$22,887
Diversified Bonds	$6,008	$3,163
	$27,320	$26,050

The value of assets held by the plan are represented by quoted prices in active markets for identical assets and are therefore classified as level 1 investments.

Cash Flows

The Company expects to contribute $0.1 million to the pension fund in the year ending December 31, 2024. The following annual benefit payments, which reflect expected future service as appropriate, are expected to be paid.

(in thousands)
2024	$379
2025	420
2026	679
2027	662
2028	612
Years 2029 - 2033	4,028

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

Aptiv Solutions pension plan

On May 7, 2014 the Company acquired 100% of the common stock of Aptiv Solutions ("Aptiv"). The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2023 and December 31, 2022 consist of units held in independently administered funds. Pension plan disclosures are presented in the following tables in accordance with the requirements of ASC 715-20, Defined Benefit Plans - General.

Funded deficit	December 31, 2023	December 31, 2022
	(in thousands)
Projected benefit obligation	$(6,441)	$(5,806)
Fair value of plan assets	6,261	5,681
Funded deficit	$(180)	$(125)

The funded deficit at December 31, 2023 and December 31, 2022 are included in non-current other liabilities on the Consolidated Balance Sheet.

The change in benefit obligation is presented in the following table. The discount rates used in calculating the benefit obligation in years ended December 31, 2023 and December 31, 2022 were 1.5% and 2.3%, respectively.

Change in benefit obligation	December 31, 2023	December 31, 2022
	(in thousands)
Benefit obligation at beginning of year	$5,806	$7,643
Service cost	109	146
Interest cost	136	30
Plan participants' contributions	93	82
Settlement	(645)	(218)
Prior service cost	(13)	(23)
Benefits paid and transferred balances	(134)	(182)
Actuarial loss/(gain)	511	(1,527)
Foreign currency exchange rate changes	578	(145)
Benefit obligation at end of year	$6,441	$5,806

Change in plan assets	December 31, 2023	December 31, 2022
	(in thousands)
Fair value of plan assets at beginning of year	$5,681	$6,964
Expected return on plan assets	133	29
Actuarial gain/(loss)	356	(987)
Scheme contributions	215	114
Plan participants' contributions	93	82
Benefits paid and transferred balances	(134)	(182)
Settlement	(645)	(218)
Foreign currency exchange rate changes	562	(121)
Fair value of plan assets at end of year	$6,261	$5,681

The fair values of the assets above do not include any of the Company's own financial instruments, property occupied by, or other assets used by, the Company.

PRA Switzerland AG pension plan

On July 1, 2021, the Company completed the Acquisition of PRA. PRA Switzerland AG, a subsidiary of the Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee's years of service and compensation. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2023 consist of units held in independently administered funds. Pension plan disclosures are presented in the following tables in accordance with the requirements of ASC 715-20, Defined Benefit Plans - General.

Funded deficit	December 31, 2023	December 31, 2022
	(in thousands)
Projected benefit obligation	$(7,747)	$(5,345)
Fair value of plan assets	5,529	4,059
Funded deficit	$(2,218)	$(1,286)

The funded deficit at December 31, 2023 and December 31, 2022 are included in non-current other liabilities on the Consolidated Balance Sheet.

The change in benefit obligation is presented in the following table. The discount rate used in calculating the benefit obligation in years ended December 31, 2023 and December 31, 2022 was 1.5% and 2.3%, respectively.

Change in benefit obligation	December 31, 2023	December 31, 2022
	(in thousands)
Benefit obligation at beginning of period	$5,345	$4,990
Service cost	417	404
Interest cost	132	20
Plan participants’ contributions	456	325
Settlement	(753)	(844)
Benefits paid and transferred balances	795	1,125
Actuarial loss/(gain)	711	(627)
Foreign currency exchange rate changes	644	(48)
Benefit obligation at end of year	$7,747	$5,345

Change in plan assets	December 31, 2023	December 31, 2022
	(in thousands)
Fair value of plan assets at beginning of period	$4,059	$3,017
Expected return on plan assets	101	29
Actuarial (loss)/gain	(52)	87
Scheme contributions	456	325
Plan participants’ contributions	456	325
Benefits paid and transferred balances	795	1,125
Settlement	(753)	(844)
Foreign currency exchange rate changes	467	(5)
Fair value of plan assets at end of year	$5,529	$4,059

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
The 2018 Stock Incentive Plan (the “2018 Plan”), was approved by the PRA stockholders at their annual meeting on May 31, 2018. The 2018 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws. The 2018 Plan authorized the issuance of 2.0 million shares of common stock plus all shares that remained available under the 2014 Plan on May 31, 2018 (which included shares carried over from the 2013 Plan).
On November 23, 2014, the PRA Health Sciences, Inc. Board of Directors approved the formation of the 2014 Plan for Key PRA Employees. The 2014 Plan allowed for the issuance of stock options, stock appreciation rights, restricted shares and restricted stock units, other stock-based awards, and performance compensation awards as permitted by applicable laws.

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2023, December 31, 2022 and December 31, 2021:

	Options Granted Under Plans	Weighted Average Exercise Price
Outstanding at December 31, 2020	553,746	$108.53
Assumed through business combinations *	2,177,130	$108.78
Granted	100,299	$177.76
Exercised	(1,065,529)	$111.29
Canceled	(70,186)	$128.46
Outstanding at December 31, 2021	1,695,460	$110.38
Granted	108,643	$229.94
Exercised	(348,286)	$102.87
Canceled/expired	(77,698)	$143.08
Outstanding at December 31, 2022	1,378,119	$119.86
Granted	82,472	$232.48
Exercised	(535,705)	$95.12
Canceled/expired	(22,080)	$196.20
Outstanding at December 31, 2023	902,806	$142.96
Vested and exercisable at December 31, 2023	654,386	$119.67
*Represents stock options issued as replacement awards in connection with the Merger.

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2023, was 4.42 years and 3.89 years respectively (2022: 4.69 years and 4.25 years respectively).

Outstanding and exercisable share options:

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2023:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.83 - 96.15	201,306	2.29	—	201,306	—
$103.81 - 121.68	132,964	4.54	—	132,964	—
$125.74 - 147.26	249,194	4.45	—	233,371	—
$159.33 - 233.88	319,342	5.69	—	86,745	—

$20.83 - 233.88	902,806	4.42	$142.96	654,386	$119.67

Options outstanding include both vested and unvested options as at December 31, 2023. Options exercisable represent options which have vested at December 31, 2023. From the date of grant, substantially all options vest over a five year period.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average fair value	$85.12	$68.42	$49.15
Assumptions:
Expected volatility	33%	31%	30%
Dividend yield	—%	—%	—%
Risk-free interest rate	4.18%	1.86%	0.78%
Expected life	5.0 years	5.0 years	5.0 years

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

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2023:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	152,420	$192.29	582,612	$207.73

Granted	60,374	$232.51	308,963	$218.86
Shares vested	(47,026)	$159.57	(188,800)	$187.68
Forfeited	(60,512)	$198.70	(81,764)	$216.03
Outstanding at December 31, 2023	105,256	$226.29	621,011	$218.27

The fair value of RSUs vested for the year ended December 31, 2023 totaled $35.4 million (2022: $34.1 million). The share price range for the year was $159.33 - $265.96 (2022: $137.47 - $265.96).

The fair value of PSUs vested for the year ended December 31, 2023 totaled $7.5 million (2022: $6.5 million). The share price range for the year was $159.33 - $166.51 (2022: $137.47 - $166.51).

The PSUs vest based on service and specified EPS targets over the period 2021 – 2023, 2022 – 2024, and 2023 - 2025. Depending on the actual amount of EPS from 2021 to 2025, up to an additional 49,340 PSUs may also be granted.

Stock compensation expense

Income from operations for the year ended December 31, 2023 is stated after charging $55.7 million in respect of stock compensation expense (inclusive of employer related taxes). Stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Direct costs	$26,595	$22,854	$18,551
Selling, general and administrative	29,072	47,669	41,457
Transaction and integration related *	—	—	73,836
Total compensation costs	$55,667	$70,523	$133,844
* Represents the post combination portion of the accelerated vesting of awards following the completion of the Merger

The income tax expense for the year ended December 31, 2023 reflects a net income tax benefit of $20.0 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2023 was $10.9 million. The income tax expense for the year ended December 31, 2022 reflects a net income tax benefit of $12.9 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2022 was $7.7 million. The income tax expense for the year ended December 31, 2021 reflects a net income tax benefit of $22.7 million in connection with stock compensation (including excess tax benefits) and the total tax benefit realized in connection with stock options exercised during 2021 was $23.9 million.

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

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280, Segment Reporting. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries.

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

ICON Ireland remunerates other operating entities in the Group on the basis of an arm’s length return for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate. The integration of entities acquired through the Merger into this global network and global transfer pricing model has been completed.

The geographic split of revenue disclosed for each region outside Ireland is the arm’s length revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the arm’s length revenues attributable to the activities performed outside Ireland.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

Reportable geographic information at December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Ireland	$2,377,104	$1,984,567	$1,365,909
Rest of Europe	1,574,783	1,618,350	1,175,515
U.S.	3,283,790	3,574,610	2,581,007
Other	884,499	563,859	358,395
Total	$8,120,176	$7,741,386	$5,480,826

b) The distribution of income from operations (including Restructuring) by geographical area was as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Ireland *	$432,026	$218,088	$131,961
Rest of Europe	153,450	253,799	177,863
U.S.	310,343	254,849	39,132
Other	60,333	68,501	29,573
Total	$956,152	$795,237	$378,529
* Includes the full amount of the amortization charge associated with the intangible asset acquired in the Merger.

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	December 31, 2023	December 31, 2022
	(in thousands)
Ireland	$199,051	$143,025
Rest of Europe	94,046	99,721
U.S.	159,245	213,311
Other	49,175	48,095
Total	$501,517	$504,152

24. Net Income Per Ordinary Share

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

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	82,101,813	81,532,320	67,110,186
Effect of dilutive share options and other awards outstanding under share based compensation programs	615,827	936,043	958,125
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	82,717,640	82,468,363	68,068,311

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Net income per ordinary share:
Basic	$7.46	$6.20	$2.28
Diluted	$7.40	$6.13	$2.25

25. Accumulated Other Comprehensive Loss

	Year ended
	December 31, 2023	December 31, 2022
	(in thousands)
Currency translation adjustments	$(149,148)	$(175,369)
Actuarial gain on defined benefit pension plan	7,803	7,559
Loss on cash flow hedge	(2,161)	(3,728)
Total	$(143,506)	$(171,538)

26. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2023	December 31, 2022	December 31, 2021
	(in thousands)
Cash paid for interest	$317,975	$210,918	$106,205
Cash paid for income taxes (net of refunds)	$163,778	$116,322	$55,105

27. Related Parties

Subsidiaries of the Company earned revenue of $243,000 (December 31, 2022: $428,000) from Corvus Pharmaceuticals during the year. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. $101,000 (December 31, 2022: $231,000) was noted as due from Corvus Pharmaceuticals at December 31, 2023.

Subsidiaries of the Company earned revenue of $45,000 (December 31, 2022: $235,000) from Afimmune Limited during the year. Dr. John Climax is Chief Executive Officer and a Director and shareholder of Afimmune Limited. $47,000 was noted as due from Afimmune Limited at December 31, 2023 (December 31, 2022: $263,000).

On July 24, 2020, a subsidiary of the Company, ICON Clinical Research Limited, entered into an agreement to jointly establish a new company, Oncacare Limited ("Oncacare"), a specialized oncology site network in the US and EMEA regions, with a third party. The Company invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare. On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare. The consideration paid by ICON to purchase the 51% majority voting share capital was $5.1 million. As a result of this transaction (the "Oncacare acquisition"), Oncacare and its subsidiaries became wholly owned subsidiaries of the ICON Group. Prior to the Oncacare acquisition, the Company recorded losses of $0.4 million and $3.1 million representing its pro rata share of the losses in Oncacare during the year ended December 31, 2023 and December 31, 2022, respectively. The Oncacare acquisition also resulted in goodwill of $13.4 million and gave rise to an acquisition-related gain of $6.2 million.

28. Subsequent Events

The Company has evaluated subsequent events from the Balance Sheet date through February 23, 2024, the date at which the consolidated financial statements were available to be issued.

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500 million of the outstanding ordinary shares of the Company. All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the share buyback program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

The Company has determined that there are no other items to disclose.

Item 19. Exhibits.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc and PRA Health Sciences, Inc. (incorporated by reference to exhibit 2.1 to the Form 6-K (file No. 333-08704) filed on February 24, 2021).

2.2*	Description of Securities Registered Under Section 12 of the Exchange Act.

2.3
Credit Agreement, dated as of July 1, 2021, by and among ICON Luxembourg, S.À R.L., ICON Clinical Investments, LLC, Indigo Merger Sub, Inc. (which, after giving effect to the Merger on the Closing Date was succeeded by PRA Health Sciences, Inc.), ICON Public Limited Company, the other borrowers party thereto from time to time, the subsidiary guarantors party thereto from time to time, lenders party thereto Citibank, N.A., as administrative agent, and Citibank, N.A., London Branch, as collateral agent (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 1, 2021).

2.4
Indenture, dated as of July 1, 2021, by and among Indigo Merger Sub, Inc., PRA Health Sciences, Inc., the guarantors party thereto and Citibank, N.A., London Branch as trustee, notes collateral agent, paying agent, transfer agent and registrar (incorporated by reference to exhibit 99.2 to the Form 6-K (File No. 333-08704) filed on July 1, 2021).

2.5	Amendment No. 1 to the Credit Agreement referred to at Exhibit 2.3, dated as of November 29, 2022, by and among ICON Public Limited Company and Citibank, N.A., as administrative agent. (incorporated by reference to exhibit 2.5 to the Form 20-F (File No. 333-08704) filed on February 24, 2023).

2.6	Second Amendment to Credit Agreement, dated as of May 2, 2023, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders. (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 28, 2023).

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

16.1*	Letter from KPMG to the Securities and Exchange Commission, dated February 23, 2024.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm.

97*	ICON plc Clawback Policy, adopted on July 25, 2023 relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.

101.1*	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

*   Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer
Date: February 23, 2024