Form 20-F
period 2024-12-31
ICON PLC
filed 2025-02-21
CIK 1060955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________________________________________________
FORM 20-F
(Mark One)
☐ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2024
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
Nigel Clerkin, Chief Financial Officer
South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland.
Nigel.Clerkin@iconplc.com | +353-1-291-2000
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
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,756,860 Ordinary Shares.
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

TABLE OF CONTENTS

Page

General Information	1
Cautionary Statement Regarding Forward-looking Statements	1

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

In this Form 20-F, references to "U.S. dollars", "U.S.$" or "$" are to the lawful currency of the United States, references to “euro” or “€” are to the European single currency adopted by twenty members of the European Union, references to "pound sterling", "sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom. ICON publishes its consolidated financial statements in U.S. dollars.

Cautionary Statement Regarding Forward-looking Statements

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Forward-looking statements may be identified by the use of future tense or other forward looking words such as “believe”, “expect”, “anticipate”, “should”, “may”, “strategy”, or other variations or comparable terminology. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs, and other factors identified in the Company’s United States Securities and Exchange Commission filings and in the “Risk Factors” included on pages 3 through 23. The Company has no obligation under the PSLRA to update any forward looking statements and does not intend to do so.

Part I

Item 1.   Identity of Directors, Senior Management and Advisers.

    Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

    Not applicable.

Item 3.  Key Information.

A.[Reserved]

B. Capitalization and indebtedness

The following table presents our capitalization as of December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
	(in thousands)
Total debt	$3,446,450	$3,806,213
Less debt issuance costs and debt discount	(20,290)	(30,624)
Total Debt, Net	$3,426,160	$3,775,589

Share capital	$6,586	$6,699
Additional paid-in capital	7,020,231	6,942,669
Other undenominated capital	1,304	1,162
Accumulated other comprehensive loss	(229,929)	(143,506)
Retained earnings	2,724,807	2,433,719
Total Shareholders’ Equity	$9,522,999	$9,240,743

Total Capitalization	$12,949,159	$13,016,332

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

In addition to the Senior Secured Credit Facilities, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes in a private offering (the "2026 Notes"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

As of December 31, 2024, $4,568.6 million of the senior secured term loan facility has been repaid through cash flow ($2,581.8 million) and refinancing ($1,986.8 million) in the period since the completion of the Merger. As at December 31, 2024, $500.0 million remained undrawn under the senior secured revolving loan facility.

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
•We depend on a limited number of customers and a loss of, or significant decrease in, business or an inability to pay outstanding invoices by one or more of them could affect our business.
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
•We may face challenges retaining employees which could cause disruption to our day-to-day activities which may result in additional costs to the business.
•Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.
•Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.
•Climate change, extreme weather events, earthquakes and other natural disasters could adversely affect our business.
•A disease outbreak, epidemic or pandemic could adversely affect our business performance.
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
•Improper performance or delays in performance of our services could adversely impact our reputation and our financial results.
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
•The Company is exposed to various risks in relation to our cash and cash equivalents.
•Changes in accounting standards may adversely affect our financial statements.
•Impairment of goodwill and intangible assets may adversely impact future results of operations.

Risk Related to Our Indebtedness

•We incurred substantial additional indebtedness, which could impair our flexibility and access to capital and could adversely affect the Company’s business, financial condition or results of operations.
•Covenants in our credit agreement and the indentures governing the 2026 Notes and the New Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.
•Interest rate fluctuations may materially adversely affect our results of operations and financial conditions due to the variable interest rate on our senior secured term loan facility, our revolving credit facility or in respect of any future issuances of debt.
•Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our credit rating.

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

•cost reductions or change in prioritization of resources;
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

Our business is dependent on our ability to generate new business awards from new and existing customers and maintain and execute existing customer contracts. If we were unable to generate new business awards on a timely basis and contract, execute and deliver those awards, that could have a material impact on our business, financial condition, results of operations or cash flows.

We depend on a limited number of customers and a loss of, or significant decrease in, business or an inability to pay outstanding invoices by one or more of them could affect our business.

While no customers individually contributed more than 10% of our revenues during the years ended December 31, 2024 and December 31, 2023, our top five customers represented 25.0% and 26.8% of our revenues respectively, our largest customer represented 7.7% and 8.9% of our revenues, respectively, and our top twenty five customers represented 62.2% and 62.9% of our revenues, respectively. The loss of, or a significant decrease in, business from one or more of these key customers, or an inability to pay outstanding invoices due to us, could have a material adverse impact on our results of operations and financial results.

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

Many of our contracts are long-term contracts for services. As a result, variations in the timing and progress of large contracts may materially adversely affect our financial results. Revenue recognized on these service contracts are based on an assessment of progress towards completion being the cost of time and other third party costs as a percentage of total estimated time and other third party costs to deliver our services. Estimating time and costs to complete requires judgment and includes consideration of the complexity of the study, the number of sites where trials are to be conducted and the number of patients to be recruited. We regularly review the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed, taking into account the state of progress at the time of review.

We bear the risk of cost overruns unless the scope of activity and/or the assumptions upon which budget is built are revised via a change order and we are able to negotiate a contract modification. We endeavor to ensure that any changes in scope are appropriately monitored and change orders or contract modifications are promptly negotiated and documented. If we fail to successfully negotiate change orders for changes in the resources required or the scope of the work to be performed, it could materially adversely affect our operations and financial results.

If we are unable to successfully develop and market new services or enter new markets, our growth, results of operations or financial condition could be adversely affected.

A key element of our growth strategy is the successful development and marketing of new services or entering new markets that complement or expand our existing business. As we develop new services or enter new markets, we may not have or be able to adequately build the competencies necessary to perform such services satisfactorily, may not receive market acceptance for such services or may face increased competition. If we are unable to succeed in developing new services, entering new markets or attracting a client base for our new services or in new markets, we will be unable to implement this element of our growth strategy, and our future business, reputation, results of operations or financial condition could be adversely impacted.

If we fail to attract or retain key personnel, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating people. We compete for qualified professionals with other Contract Research Organizations (“CROs”), temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high caliber clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

We may face challenges retaining employees which could cause disruption to our day-to-day activities which may result in additional costs to the business.

ICON is an award-winning workplace that enables employees to make a difference to patients’ lives by being part of a world-class contract research organization that helps deliver new medicines & medical devices that are benefiting patients worldwide. The attraction, development and retention of our talent is critical to the success of the Company, and we continue to strengthen processes around these areas to minimize retention risk. The Company, led by the Chief Human Resource Officer, is taking meaningful action to retain employees. Through our annual Talent Review process, we have identified opportunities for improvement as it relates to employee retention. Our People Plans have set specific goals for each functional area in terms of three critical areas: talent attraction, development and retention. However, we can provide no assurances that our efforts in this respect will be successful.

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

The Company is focused on continuing to develop its expertise in patient recruitment through Accellacare, a global clinical research network, offering patients easier and faster access to innovative treatments and offering customers the option to deploy decentralized trials. The focus is on making it easier for the site and the patient to actively participate in a trial to ensure increased predictability, enrollment and retention. Our site and patient solutions group includes upfront planning of site and patient management including identification, enrollment and engagement.

Improved site selection is achieved through:

•leading technology to identify where the patients are that match the protocol;
•assessment of the qualification of sites based on real data; and
•partnerships with leading technology vendors and developing the capability to enable Electronic Medical Record ('EMR') interrogation into clinical insights such as sub-populations and larger pre-screened pools where the technology and regulations are enabled.

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

In recent years, extreme weather events and changing weather patterns such as storms, flooding, droughts and temperature changes have become more common. As a result, we are potentially exposed to varying natural disaster or extreme weather risks such as hurricanes, tornadoes, droughts, floods, wildfires or other events that may result from the impact of climate change on the environment. As a result, we could experience increased costs, business interruptions, destruction of facilities, and loss of life, all of which could have a material adverse effect on our business, financial condition, or results of operations. The potential impacts of climate change may also include increased operating costs associated with additional regulatory requirements and investments in reducing energy, water use and greenhouse gas emissions.

A disease outbreak, epidemic or pandemic could adversely affect our business performance.

A disease outbreak, such as influenza or coronavirus, could negatively impact our operations. We could experience restrictions on our ability to travel, or the ability of patients or other service providers to travel, to monitor our clinical trials and to ensure laboratory samples are collected and analyzed on time as a result of an outbreak. The potential impact of an epidemic or pandemic may also result in increased operating costs and result in a requirement to increase investment in impact prevention in addition to adversely affecting the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use web-enabled and other integrated information systems in delivering our services. We continue to increase the use of technology. The systems may be either developed internally or provided in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to, and will increasingly be exposed to, the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

•disruption or failure of data centers, telecommunications facilities or other key infrastructure platforms;
•security breaches, cyber attacks or other failures (such as inappropriate software updates) or malfunctions in our application or information systems or their associated hardware or other systems that we have access to, or that we rely upon, or that have access to our systems;
•security breaches, cyber attacks or malfunctions with key suppliers or partners who we rely on to provide services to customers;
•use of Artificial Intelligence (“AI”) resulting in inappropriate interpretation of data; and
•excessive costs, excessive delays or other deficiencies in, or problems with, systems development and deployment.

The materialization of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data, as well as reputational harm.

In addition, as AI powered cyber threats evolve, our cybersecurity program strives to keep pace through the development of advanced detection and mitigation mechanisms. However, the dynamic nature of AI-driven attacks poses an ongoing challenge, as staying one step ahead requires constant adaptation and innovation in defensive strategies to effectively protect the organization against emerging threats.

While we have cybersecurity controls and disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber attack. To date, no cyber attacks have had a material impact on our results of operations or financial reporting. Additionally, despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber attacks and similar events that impact our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of one or more contracts, legal proceedings or claims against us or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber attacks, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Unauthorized disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, despite investing in information and cybersecurity controls, there is a risk that unauthorized access to our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber attack by computer programmers and hackers who may attack ICON systems, develop and deploy viruses, worms, ransomware or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, loss of customers and damage to our reputation and could have a material adverse effect on our results of operations and financial results. In addition, our liability insurance might not be sufficient in type, cover provided or amount to adequately cover us against claims related to security breaches, cyber attacks and other related breaches.

We may also face cybersecurity risks due to hybrid work arrangements, which could create opportunities for cybercriminals to exploit vulnerabilities.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this. We have continued to undertake significant programs to optimize business processes. A failure to effectively manage the implementation and adapt to new processes designed in these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our results of operations.

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

ICON has a dedicated Artificial Intelligence Centre of Excellence. By leveraging innovative AI and ML ('machine learning'), we accelerate trials, optimize resources, and ensure strict compliance, all while upholding the highest standards of ethical governance and data privacy. Our focus is to expedite our ability to:

•find signals quickly;
•connect information intelligently;
•predict outcomes; and
•take proactive action to accelerate processes or mitigate emerging risks.

Regulations relating to the use of AI and the interpretation of those regulations by regulators, courts and others are in the early stages of development and evolving, which may make it difficult to identify adequate compliance requirements or suitable governance practices to meet those requirements.

To remain competitive within our industry and keep pace with the rapid evolution of the technological landscape, it is critical that we continue to innovate and expand the capabilities of our current technologies. Increased requirements for investment in information technology or failure to comply with regulations may negatively impact our financial condition, including profitability.

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

Improper performance or delays in performance of our services could adversely impact our reputation and our financial results.

The performance of clinical development services is complex and time-consuming. We, or vendors we engage, may make mistakes in conducting a clinical trial that could negatively impact or damage the usefulness of the clinical trial or cause the results to be reported improperly. If the clinical trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services. Large clinical trials are costly, and while we endeavor to contractually limit our exposure to such risks, improper performance of our services or delays as a result of our performance could have an adverse effect on our financial condition, damage our reputation and result in the cancellation of current contracts or failure to obtain new contracts from affected or other clients.

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

We act as authorized representative pursuant to Medical Devices Regulation 2017/745 (“MDR”) for certain clients who are located outside of the European Union. As authorized representative, we act on behalf of medical device manufacturers in relation to specified tasks with regard to their obligations under MDR.

We also act as legal representative pursuant to European Clinical Trials Directive (2021/20/EC) (“CTD”), EU Clinical Trials Regulation (No.536/2014) (“CTR”) and MDR for certain clients who are located outside of the European Union with respect to clinical trials being carried out by those clients in the European Union. We also perform similar legal representative services for certain clients in other non-EU jurisdictions, where the client is located outside the relevant local jurisdiction, ICON has an established local legal entity in that jurisdiction and analogous local regulations have a similar requirement for a local legal representative for clinical trials being carried out in those jurisdictions. As legal representative, we are responsible for ensuring compliance with the client’s obligations pursuant to CTD, CTR and MDR or analogous local legislation and we are the addressee for all communications with the client provided for under CTD, CTR and MDR or analogous local legislation.

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

Our services are derived from, or include, the use of data we collect from third parties. We have several data suppliers that provide us with a broad scope of information that we collect, use in our business and sell.

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
•if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and
•if unfavorable economic conditions or disruptions in the credit and capital markets negatively impact our customers, this could result in delays or reprioritization of their research spending.

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies continually seek to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies, in particular, are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers. The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

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

The CRO industry is highly competitive. In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies. If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there could be a material adverse impact on our results. Similarly, we compete with other CROs for work, which comes outside of these strategic relationships, and we may also compete with the Research and Development capabilities of our customers; being unable to win work outside of the strategic relationships could have a material adverse impact on our results.

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
We provide services to biopharmaceutical, biotechnology, medical device and government organizations and our revenue is dependent on expenditures by these customers. Our business could therefore be adversely impacted by mergers, consolidation, business failures, policy decisions, distress in financial markets or other factors resulting in a decrease in the number of potential customers or therapeutic products being developed through the drug development process.

There has been consolidation in the biopharmaceutical market in recent years, including the acquisition of biotechnology companies by pharmaceutical companies. If the number of our potential customers were to decline in the future, they may be able to negotiate price discounts or other terms for services that are less favorable to us than they have been historically.

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

Our exposure to exchange rate fluctuations could adversely affect our future results of operations

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

Inflation and rising labor costs may result in significant increases to the cost of our services, which we may not be able to recover from our customers. Our contracts with clients are often fixed price or fixed price-per-unit contracts. If macroeconomic forces, such as inflation, cause the cost of inputs required to deliver these contracts to increase significantly, we may be unable to pass along these costs to our customers. A sustained increase in these costs may require us to increase the price of future service offerings. These actions could adversely affect our future revenue, gross margin, or both.

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

In terms of recent legislative changes which could potentially impact our effective tax rate, on August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 ("IRA"). The IRA introduced a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases, and several tax incentives to promote clean energy, with those tax changes becoming effective in 2023. While these changes did not have any impact on the Company for the year ended December 31, 2024, we are continuing to monitor any potential future tax impacts in this regard.

We cannot predict the impact of any executive orders or regulatory changes that may become effective or enacted by the new administration in the United States.

In terms of a global minimum tax rate, the Organization for Economic Co-operation and Development's ("OECD") Global Anti-Base Erosion ("GloBE") Model Rules proposed a global minimum tax rate of 15% and recommended that it be effective from 2024. European Union member states adopted a global minimum tax in December 2022 and member states were obliged to implement the rules by December 31, 2023, which impact large multinational groups with a consolidated revenue of over €750 million. Although there is no assurance that every country in which ICON has a presence will implement GloBE, where a particular jurisdiction has a minimum effective tax rate of less than 15%, the head office location may be obliged to pay a top-up tax. Ireland has also implemented global minimum tax legislation which has been in force from 1 January 2024. The global tax environment is becoming increasingly complex and management continues to review the impact of a global minimum tax on the Company’s financial performance. Further, regulatory or policy changes in geographies in which we operate may have a material impact on our results of operations.

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

The Company is exposed to various risks in relation to our cash and cash equivalents.

The Company’s treasury function manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances. These balances are classified as cash and cash equivalents. Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.

     Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with whom we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds) and other factors.

Although we have not recognized any significant losses to date on our cash and cash equivalents, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

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

Impairment of goodwill and intangible assets may adversely impact future results of operations.

We record intangible assets, including goodwill, on our balance sheet on acquisitions of businesses. The initial identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition involve use of judgments and estimates. These estimates are based on, among other factors, projections of cash flows that arise from identifiable intangible assets of acquired businesses and discount rates based on an analysis of our weighted average cost of capital, adjusted for specific risks associated with the assets. Disruptions in global financial markets and deterioration of economic conditions could, among other things, impact the discount rate. Other assumptions used in the valuations and actual cash flows arising from a particular intangible asset could vary from projected cash flows, which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such assets.

If the future growth and operating results of our business are not as strong as anticipated, overall macroeconomic or industry conditions deteriorate and/or our market capitalization declines, this could impact the assumptions used in establishing the carrying value of goodwill or intangible assets. Should disruption in the global financial markets and deterioration of economic conditions have a prolonged impact on our industry, triggering events may arise resulting in intangible asset, or goodwill impairments. To the extent intangible assets, or goodwill are impaired, their carrying value will be written down to their implied fair values and a charge will be made to our net income. Such an impairment charge could materially and adversely affect our operating results.

Risk Related to Our Indebtedness

We incurred substantial additional indebtedness, which could impair our flexibility and access to capital and could adversely affect the Company’s business, financial condition or results of operations.

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

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering. As of December 31, 2024 we had outstanding $3,446.5 million of debt.
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

Covenants in our credit agreement and the indentures governing the 2026 Notes and the New Notes may restrict our business and operations. Our financial condition and results of operations could be adversely affected if we do not comply with those covenants.

The Senior Secured Credit Facilities and the indentures governing the 2026 Notes and the New Notes include certain customary covenants that limit our ability to, amongst other things, subject to certain exceptions:

•make dividends, investments and other restricted payments;
•enter into sale and leaseback transactions;
•engage in share buybacks;
•incur or assume liens or additional debt;
•engage in mergers or reorganizations; or
•enter into certain types of transactions with affiliates.

On December 8, 2023, ICON notified the holders of the 2026 Notes of the upgrade of the instrument rating to investment grade and the consequent suspension of certain of the covenants under the Indenture governing the 2026 Notes. The suspension of these covenants remains in place and will continue so long as the instrument remains at investment grade.

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

On March 14, 2024, the parties to the credit agreement entered into a Third Amendment (the “Third Amendment”) in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility.

The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2024, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

Reflecting the Third Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.45%, 0.10% or –% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+ or BBB- (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.45%, 1.10%, 0.85%, 0.65%, or 0.50% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

At December 31, 2024, $nil (December 31, 2023: $55.0 million) was outstanding under the revolving loan facility while there was also $nil (December 31, 2023: $3.7 million) in letters of credit given to landlords to guarantee lease arrangements under the senior secured revolving loan facility.

As the Company has variable rate debt, fluctuations in interest rates affect our business. We attempt to minimize interest rate risk by issuing fixed term debt to provide a mix of fixed and floating rate debt in the Company debt portfolio. Although the Company manages it interest rate exposure (at December 31, 2024, 73% of the Company's outstanding debt was at a fixed interest rate (December 31, 2023: 13%)), significant changes in rates at which the Company can borrow could have a material adverse effect on our financial position and operating results.

Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our credit rating.

In Quarter Four, 2023, S&P Global Ratings ('S&P') upgraded ICON to an investment grade credit rating of BBB- with a stable outlook. Further Moody's Investors Service upgraded all of ICON plc’s instrument ratings to Baa3 with a stable outlook. In Quarter Four, 2024 S&P affirmed ICON issuer ratings of BBB- and Moody's Investors Service changed the outlook from stable to positive. Our financial results and ability to access cost effective debt may be adversely impacted if we do not maintain our credit rating.

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

As previously noted, on August 16, 2022, the U.S. government enacted the IRA, which among other things, authorizes the U.S. Department of Health and Human Services to establish prices for certain single-source drugs and biologics within the Medicare program, commencing in 2026. Furthermore, the IRA contains provisions which impose rebate obligations on manufacturers if price increases outpace inflation. While the full impact of these IRA provisions on our customers in the biopharmaceutical industry remains uncertain, any resultant pressure on our customers’ operating results could lead to a reduction in research and development spend and related outsourcing activities, which could have an adverse impact on our operating results and financial condition.

We cannot predict the impact of any executive orders or regulatory changes that may become effective or enacted by the new administration in the United States.

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
If we, or vendors we engage, fail to comply with any of these requirements we could suffer some or all of:
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

Changes in the political and regulatory environment in the markets in which we operate such as price or exchange controls or tariffs could impact our revenue and profitability and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations. Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies. In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business. The ongoing conflict in Ukraine has resulted in an increasingly complex economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures enacted by the United States, United Kingdom and European Union member states. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations. We continue to monitor developments in other regions, including the Middle East and China, and will assess any impact of trade compliance measures, or other restrictions, on our business.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights. In certain emerging and developing countries, we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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

Our internal policies mandate compliance with these anti-corruption and trade compliance laws and regulations. We also operate in many jurisdictions in which bribery or corruption can be common and compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program safeguards, we cannot assure that our internal control policies, procedures and safeguards will protect us from acts in violation of anti-corruption and trade compliance laws and regulations committed by employees or other third parties associated with us and our continued expansion, including in developing countries, could increase such risk in the future. Violations of anti-corruption, economic sanctions and trade control laws and regulations, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows and reputation. For example, violations of anti-corruption and trade compliance laws can result in restatements of, or irregularities in, our financial statements, disgorgement of profits, related stockholder lawsuits as well as severe criminal or civil sanctions. In some cases, companies that violate anti-corruption and trade compliance laws might be debarred by the U.S. government and/or lose their U.S. export privileges. In addition, the U.S. government or other governments may seek to hold us liable based on successor liability for violations of anti-corruption and trade compliance laws committed by companies that we acquire or in which we invest. Changes in anti-corruption and trade compliance laws or enforcement priorities could also result in increased compliance requirements and related costs which could materially adversely affect our business, financial condition, results of operations and cash flows. The increase in economic sanctions and trade controls, particularly relating to our ongoing operations in Russia, Ukraine and Belarus, has increased the amount of resources necessary to ensure compliance in this area.

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

Administrative fines: The GDPR introduced a regime of administrative fines for data protection infringements and provided for a tiered penalty structure based on the nature of the infringement. The EU supervisory authorities for the GDPR can directly impose fines on organizations found to be in breach of the GDPR. Lower tier administrative fines allow for fines of up to 2% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines allow for fines of up to 4% of worldwide turnover of the group in the preceding financial year. Higher tier administrative fines are more likely to be levied for major infringements of the GDPR and core data protection principles (e.g. transparency, data retention, accountability).

Penalties: The GDPR also permits Member States to implement rules on other penalties applicable to infringements of the GDPR, in particular, for infringements which are not subject to administrative fines under the GDPR itself. Therefore, Member States may legislate for further fines or penalties that may be criminal in nature.

Any fines levied under the GDPR must be effective, proportionate, and dissuasive. Supervisory authorities have been strengthening enforcement activities across the EU in recent years in respect of breaches of GDPR. The risk of fines and penalties under the GDPR carries increased risk of liability to ICON and can result in increased costs and disruption to the delivery of our services.

Right to compensation of data subjects: In addition to the risk of administrative and criminal penalties, the GDPR also provides that any person who has suffered material or non-material damage as a result of an infringement of the GDPR shall have the right to receive compensation for the damage suffered, from the controller or processor responsible for the infringement. The level of award of damages is set by the competent court in the applicable EU Member State. This carries increased risk of liability for ICON.

Corrective Powers of the supervisory authorities: Each supervisory authority across the Member States of the EU also has corrective powers. Supervisory authorities have the power to order ICON to bring processing operations into compliance with the provisions of the GDPR in a specified manner within a specified time period, or to impose a temporary or definitive limitation including a ban on processing, and to order the suspension of data flows to a recipient in a third country or to an international organization. Supervisory authorities also have powers to conduct audits and investigations of ICON and instruct ICON to take certain actions. The exercise of these powers by supervisory authorities has the potential to increase costs for ICON and cause disruption to the business and delivery of our services.

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

From a US perspective, the confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, is regulated at the federal and state level. The Federal Trade Commission, or FTC, is an independent U.S. law enforcement agency charged with protecting consumers and enhancing competition across broad sectors of the economy. The FTC’s authority with respect to data privacy and security comes from Section 5 of the FTC Act. The FTC uses its broad grant of authority to regulate data privacy and security, using including, but not limited to, requiring the implementation of comprehensive privacy and security programs, biennial assessments by independent experts, monetary redress to consumers, and provision of robust notice and choice mechanisms to consumers. Similar laws exist at the state level, which are used by state attorneys general to enforce against privacy and security-related acts or practices deemed to be unfair or deceptive.

More than 15 US states have adopted a comprehensive consumer privacy law or a consumer health data privacy law that regulates how certain businesses collect, use, and disclose the personal information of consumers residing in the state. In general, these laws provide for certain consumer privacy rights and impose transparency standards for business data collection and processing practices. These laws have broad exemptions for personal information that constitutes protected health information under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and de-identified health data as defined under HIPAA. As a result, we do not expect to have compliance obligations under these laws with respect to most patient information we collect and process. However, we are required to comply with these consumer privacy laws insofar as we collect other categories of consumers’ personal information, which could include, for example, information about website visitors. These state consumer privacy laws are generally enforced by the respective state Attorney General. California’s law also includes a private right of action for certain data breaches. Dozens of other states are currently considering similar consumer privacy laws, which could impact our operations if enacted.

The US federal administrative simplification regulations under HIPAA require individuals’ written authorization, in addition to any required informed consent, before protected health information may be used for research (unless an institutional review board has waived the authorization requirement or another exception applies).

We are directly regulated by HIPAA as a “business associate” because we obtain individually identifiable health information from “covered entity” third parties that are subject to such regulations. We can be directly liable to the covered entity contractually for mishandling protected health information and, under HIPAA’s enforcement scheme, we can be subject to up to approximately $2.1 million per year in civil money penalties for multiple violations of the same HIPAA requirement in 2024. The per violation penalties and calendar year cap on penalties are adjusted annually for inflation under the Federal Civil Penalties Inflation Adjustment Act.

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

Revenues from our government customers are derived from sales to federal, state and local governmental departments and agencies through various contracts. Sales to public segment customers are highly regulated. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including but not limited to the False Claims Act) could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public segment customer contracts, and suspension, debarment or ineligibility from doing business with the government and other customers in the public segment. In addition, contracts in the public segment are generally terminable at any time for convenience of the contracting agency or upon default. The effect of any of these possible actions by any governmental department or agency could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

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

In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the Company’s efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the Company’s board of directors in supervising various sustainability issues. We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. However, in light of stakeholders’ increased focus on ESG matters and the lack of clear consensus and guidelines on the issues, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s perceived expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.

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

In addition, our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or may not meet the expectations of investors or other stakeholders. Our ability to achieve our ESG expectations and commitments is subject to numerous risks, many of which are outside of our control.

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
•our performance on ESG matters;
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

Item 4.   Information on the Company.

A.History and development

ICON public limited company (“ICON plc”) is a contract research organization (“CRO”), founded in Dublin, Ireland in 1990. For over thirty years we have grown significantly to become a global provider of outsourced development and services to pharmaceutical, biotechnology, medical device and government and public health organizations. Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions.

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

On August 19, 2024, the Company acquired the KCR S.A Group ("KCR"), a CRO offering full service and functional services partnership ("FSP") clinical trial services. On January 9, 2024, the Company acquired HumanFirst, Inc. ("HumanFirst"), a life sciences technology company.

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

In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a 'Credit agreement' providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the Merger. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. As of December 31, 2024, $4,568.6 million of the senior secured term loan facility has been repaid through cash flow ($2,581.8 million) and refinancing ($1,986.8 million - refer to the New Notes below) in the period since the completion of the Merger. At December 31, 2024, $946.4 million was outstanding under the senior secured term loan facility (December 31, 2023: $3,251.2 million). As at December 31, 2024, $nil (December 31, 2023: $55.0 million) was drawn under the senior secured revolving loan facility while there was also $nil (December 31, 2023: $3.7 million) in letters of credit given to landlords to guarantee lease arrangements under the senior secured revolving loan facility.

With approximately 41,900 employees across the globe, ICON has established relationships with a majority of the world’s top pharmaceutical and biotech companies. We believe the Company now has the expertise, technology, and data assets to lead the industry into a new paradigm for bringing clinical research to more patients and enabling expanded capabilities for customers.

ICON’s long track record of growth

Revenue
$bn
0.1
0.2
0.2
0.3
0.3
0.5
0.6
0.9
0.9
0.9
0.9
1.1
1.3
1.5
1.6
1.7
1.8
2.6
2.8
2.8
5.5
7.7
8.1
8.3
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
BPA
Managed Clinical Solutions
Globomax
Medeval Group
Beacon Bioscience
Ovation
DOCS International
Healthcare Discoveries
Prevalere Life Sciences
Veeda Laboratories
Timaq Medical Imaging
Oxford Outcomes
Firecrest
BeijingWits
Price Spective
ClinForce & Assent Consulting
Akos
Aptive Solutions
PMG Research
MediMedia Pharma
ClinicalRM
Mapi
Symphony Clinical Research
MediNova
Molecular MD
Medpass
PRA Health Sciences
Philips Pharma Solutions
Human First
KCR
Early Clinical & Bioanalytical Solutions
Clinical Development
Laboratory & Imaging Solutions
Commercialisation & Outcomes
Site & Patient Solutions
Bioanalytical & Immunoassay Laboratory

A contract research organisation built on a long-track record of growth and execution

Share repurchase program

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500.0 million of the outstanding ordinary shares of the Company. On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company. During the year ended December 31, 2024, 2,179,699 ordinary shares were redeemed by the Company for a total consideration of $500.0 million.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 23, 2024, which renewed the authorization for the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. All ordinary shares that were repurchased under the buyback program were canceled in accordance with the constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion of Senior Secured Notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering. On July 10, 2024, the New Notes were admitted to the Official List (the “Official List”) of The International Stock Exchange (the “Exchange”).

Repricing - senior secured term loan facility and senior secured revolving credit facility

On March 14, 2024, the parties to the Credit Agreement entered into the Third Amendment to the Credit Agreement (the “Third Amendment”) in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility.

With respect to the senior secured term loan facility, the repricing culminated in a margin reduction of 25 basis points, from 2.25% (based on the then-current first lien net leverage ratio) to 2.0%; and the elimination of the credit adjustment spread. The combination of the above resulted in an overall reduction of 51 basis points on the senior secured term loan facility (assuming quarterly refixing).

With respect to the senior secured revolving credit facility, the repricing culminated in a margin reduction of 0.40%, from 1.25% (based on the then-current S&P corporate family rating) to 0.85%, which is subject to change pursuant to a pricing grid based on the current corporate family rating assigned by S&P; and the elimination of the credit adjustment spread. There were also concurrent fee adjustments to the senior secured revolving credit facility; the commitment fee on drawings was reduced from 0.4375% to 0.2975%, (based on our current corporate family rating from S&P) while the utilization fee increased by 15 basis points, dependent on amount utilized.

Senior Secured Credit Facilities repayment

During the year ended December 31, 2024, the Company made mandatory and voluntary principal repayments of $2,304.8 million (December 31, 2023: mandatory and voluntary principal repayments of $950.0 million) of the senior secured term loan facility. The voluntary repayments made during the year ended December 31, 2024 resulted in an accelerated charge associated with previously capitalized fees of $16.9 million.

In addition, during the year ended December 31, 2024, the Company drew $318.0 million (December 31, 2023: $370.0 million) of the senior secured revolving loan facility and repaid $373.0 million (December 31, 2023: $315.0 million). At December 31, 2024, $nil was drawn under the senior secured revolving loan facility (December 31, 2023: $55.0 million). Refer to note 13. Bank credit lines, loan facilities and notes for further details on the Company's Senior Secured Credit Facilities.

Foreign exchange

The Company prepares its financial statements in United States dollars while the local results of a certain number of our subsidiaries are prepared in currencies other than United States dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the United States dollar. Finally, the Company is exposed to a wider variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the United States dollar and those other currencies could have a material adverse effect on the Company’s financial results. In the year ended December 31, 2024, the Company recorded foreign currency gains of $18.1 million.

Changes in Board of Directors composition & Executive Leadership

On July 23, 2024, Ms. Joan Garahy retired from the Board of Directors and Ms. Anne Whitaker was appointed to the Board of Directors. Mr. Nigel Clerkin commenced employment with the Company in October 2024 and effective October 31, 2024 took over from Mr. Brendan Brennan as Chief Financial Officer.

B.Business Overview

ICON is a global provider of outsourced development and commercialization services to pharmaceutical, biotechnology, medical device, and government and public health organizations.

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

Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development. We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated full-service solution. In order to achieve this vision, we continue to invest in technology and data analytics capabilities.

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

At December 31, 2024, we employed approximately 41,900 employees in 106 locations in 55 countries. During the year ended December 31, 2024, we derived 36.0%, 52.6% and 11.4% of our revenue in the United States, Europe and Rest of World, respectively.

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

As our market has evolved, biopharmaceutical companies are tackling productivity challenges, budget constraints and greater demands to demonstrate product value; all of which are placing increased pressure on their revenues and levels of profitability. However, these trends have generally been positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market for new treatments. We believe innovation in the biopharma sector has been fueled by recent advances in technology, improving scientific profiles of drug targets, and increasing the pipeline of quality assets that can be investigated for further development. This provides biopharma companies an opportunity to strengthen their development pipeline with promising drug candidates, particularly those that are facing challenging patent expiries to their current marketed products.

We believe regulatory and reimbursement pressures will increase the emphasis on late stage (post marketing) research, while increasing requirements to demonstrate the economic value of new treatments. As a result, we believe outcomes and comparative effectiveness research will most likely be required in order to secure on-going product reimbursement. Furthermore, we believe advances in molecular biology and genetics will drive further growth in innovation in the long term which in turn should create further growth opportunities for both biopharma companies and their outsourced development partners.

We expect that continued outsourcing will be a core strategy of clients in the near and mid term as they respond to the increased pressures on their revenues and profitability. Larger clients were the first to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with whom they engage and to reduce inefficiencies in their current clinical development models. More recently we have seen the increasing adoption of this reduced partner model with mid-tier pharmaceutical and biotechnology firms as they also seek to drive development efficiencies. As outsourcing penetration increases, we believe clients may seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis. Creating greater connectivity and “seamlessness” between our services and the sharing of real-time clinical, operational and “real world” data with clients will therefore become increasingly important for CROs. ICON will seek to benefit from this increased outsourcing by clients to grow our business by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I-IV projects.

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

Accellacare In-Home Services takes study visits directly to patients where they live, work, study or play in all phases and therapeutic areas of clinical trials. By bringing trial visits directly to patients, we ease the burden of participating in clinical research to increase patient recruitment and retention. Accellacare In-Home Services has experience in more than 500 clinical trials, tailoring our services to fit each study's specific requirements across more than 55 countries. This cohesive approach is leading to higher patient recruitment and retention rates. Accellacare is also achieving faster study start-up for its customers through efficiencies gained in central process management including budget and contracting, which can otherwise be a source of delay. This combined with a finely tuned feasibility approach allows the network to identify and recruit more patients to studies, in a wide range of therapeutic areas, in a shorter time frame. Accellacare is an important part of the integrated patient, site and data strategy, helping us to improve patient recruitment and retention. Through Accellacare, we are committed to delivering on the promise of patient centricity in clinical research whilst also providing investigators with innovative treatments for their patients with a quality-focused clinical research infrastructure supported by experienced professionals globally.

The Accellacare Site Network encompasses 21 owned/embedded sites across the US, UK and Spain as well as a number of collaboration agreements with other sites. Accellacare offers a quality focused clinical research infrastructure delivering value and benefits to sponsors. Accellacare supports customers with faster start-up and the time from site selection to site initiation visit when compared to other sites. Furthermore, Accellacare achieves on average more patients per site when compared to other sites.

In 2024, Accellacare Site Network further optimized its site partnerships and focused on enhancing capabilities within its US locations with a continued focus on Central nervous system (CNS) capabilities. This included onboarding two new CNS specialist sites in California.

In 2024, the Elite Sites, ICON's dedicated program for top-tier site networks, was designed to offer an infrastructure for those networks who have set themselves apart. These networks have been selected for their high-performance quality, consistency with faster start-up, and ability to meet or exceed recruitment commitments. With the use of ICON’s Elite Site program, the aim is for clients to increase reliability with delivery, reduce site or country footprint, shorten overall study timelines and ultimately get drugs to market faster. ICON Elite Sites have been selected to align with a few key therapeutic areas – Oncology, Neurosciences, and Gastrointestinal/ Non-alcoholic steatohepatitis (NASH) in which these networks have shown the ability to be true differentiators for our clients and study teams. The ICON Elite Sites program has a global reach, including 3 networks presently, and will continue to expand to best support our clients.

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

Career development and employer of choice

ICON is an award-winning workplace that enables our employees to make a difference to patients’ lives by being part of a world-class clinical research organization that helps deliver new medicines & medical devices that are benefiting patients worldwide.

Our global team of over 41,900 is united in purpose, working together in an inclusive environment to help solve some of the world’s most complex healthcare challenges. We value integrity, inclusion, collaboration and agility, which together form our ‘Own it’ culture that fosters innovative ideas and a vibrant workplace.

Our success depends on the knowledge, skills and calibre of our people. That’s why we are committed to developing a continuous learning culture – one where we challenge employees with engaging work and where every experience adds to their professional development.

Through our industry leading learning management system, internally developed professional development programs and partnerships with leading academic institutions, employees are encouraged to broaden their scientific, technical and business knowledge.

Employees also have access to tools that will help them develop the skills to support their career aspirations. With a strong emphasis on personal and professional development, ICON equips employees with the skills, knowledge and expertise to navigate and succeed in a dynamic work environment. At ICON, we provide growth opportunities for every stage of an employee’s career, empowering them to progress and reach new heights.

We offer competitive total rewards packages that are designed with employee health, wealth and well-being in mind. Fair and equitable pay is core to our reward ethos, and we celebrate and reward high performance. Our benefits are focused on well-being and work-life balance for employees and their family.

From training and development programs to mentorship and coaching, we're committed to helping our employees reach their full potential.

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

Capabilities and service offerings

We believe ICON is the world’s largest pure-play contract research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. Our focus is on delivering Healthcare Intelligence to customers to address the full spectrum of clinical development challenges, not just point-of-service delivery. The synthesis of our experience, expertise, best practices, technology and data provides patient centric processes, commercially optimized for global success, and is driving transformation of trials to improve R&D return on investment.

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
- Blended solutions
- Decentralised clinical trials
- Standalone solutions

Sectors

- Pharma
- Biotech
- Government & Public Health
- Medical Device & Diagnostics

Therapeutic areas

- Cardio-Metabolic Diseases
- Endocrinology
- Gastroenterology
- Hepatology (including MASH)
- Infectious Diseases
- Immuno-Inflammation
- Neurosciences
- Oncology
- Ophthalmology
- Paediatrics
- Pulmonary/Respiratory Diseases

Cross-therapeutic
- Paediatrics
- Rare & Orphan Diseases
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
- Adaptive Pharmaceutical Services

Laboratory & Imaging Solutions
- Central Laboratories
- Specialty Laboratories
- Medical Imaging
- Cardiac Safety Solutions

Commercialisation & Outcomes
- Real World Evidence
- Language Services
- Outcome Measures
- Clinical Trial Tokenisation
- eCOA Solutions
- Symphony Health

Consulting & Advisory Services

Asset Development
- Dose Optimisation Strategies
- Due Diligence & Asset Valuation
- Non Clinical & Preclinical Development
- Protocol Optimisation
- Target Product Profile

Regulatory Consulting Solutions
- Regulatory Project Services
- Global Regulatory Strategy
- CMC and Quality
- Regulatory Operations
- Global Labelling
- Medical Devices & IVD
- Global Clinical Trial Support

Commercial Solutions

Insights, Evidence & Value
- Global Strategic & US Market Access & Pricing
- Health Economics & Epidemiology
- HTA & Value Communication
- Patient Centred Outcomes

Medical Communications
- Creative Design, Digital and Business Intelligence

Global Clinical & Scientific Operations

- **Biostatistics & Programming**
- **Clinical Data Science**
- **Clinical Operations**
- **Clinical Supplies Management / IRT**
- **Endpoint Adjudication / Data Monitoring Committees**
- **Feasibility, Site ID, & Study-start up**
- **Global Logistics**
- **Investigator Payments & Grant Budgets**
- **Medical Affairs**
- **Medical Writing**
- **Project & Program Management**
- **Partnerships & Alliance Management**
- **Pharmacovigilance**
- **Site & Patient Solutions**

Industry overview

The CRO industry provides independent product development solutions and services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries outsource services to CROs in order to manage the drug and device development process more efficiently as well as bring drugs, biologics, patent-protected medicinal product and medical devices to market faster to enhance patient well-being and maximize their return on investment. The CRO industry has evolved since the 1970s from a small number of companies that provided limited clinical development services to a larger number of CROs that offer a range of services that encompass the entire research and development process, including pre-clinical development, clinical trials management, clinical data management, study design, bio statistical analyses, post market surveillance, regulatory affairs, central laboratory and market access services. CROs are required to provide services in accordance with good clinical and laboratory practices, as governed by the applicable regulatory authorities.

The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, medium sized CROs and a small number of large CROs with global operations. Although there are few barriers to entry for small, specialist service providers, we believe there are significant barriers to becoming a CRO with global capabilities and expertise. These barriers include the infrastructure and experience necessary to serve the global demands of clients (sponsors), the ability to recruit sites and patients globally, the management of complex clinical trials, the ability to offer customers a variety of delivery models, broad therapeutic expertise and the development and maintenance of the complex information technology systems required to integrate these capabilities. In recent years, the CRO industry has experienced consolidation, resulting in the emergence of a select group of CROs that have the capital, technical resources, integrated global capabilities, data and expertise to manage the development programs of pharmaceutical, biotechnology and medical device companies. We believe that large and medium-sized pharmaceutical companies are selecting a limited number of CRO service providers with which they deal rather than utilizing many, in order to form strategic partnerships with global CROs in an effort to drive incremental development efficiencies and leverage the scientific and medical expertise. We believe that this trend will continue to concentrate the market share among the larger CROs with a track record of quality, speed, flexibility, responsiveness, global capabilities and access to patients and overall development experience and expertise.

New drug development overview – ethical pharmaceuticals and biologics

Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective. The following discussion primarily relates to the US FDA approval process for such products. Similar procedures must be followed for product development with other global regulatory agencies. The stages of this development process are as follows:

Preclinical Research “In vitro” (test tube) and animal studies must be conducted in accordance with applicable regulations to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects, affect vital organs, cause mutations or cancer. Many of these tests must be performed before a new investigational therapy can progress into human studies. If results warrant continuing development of the drug or biologic, the sponsor or owner of the asset will file for an Investigational New Drug Application, or ("IND"), which must be approved by the FDA before starting the proposed clinical trials. However, preclinical studies will continue to be conducted in parallel with the clinical trials, some of which can take up to 3 years to complete. ICON can provide expert advice for preclinical programs, but does not conduct preclinical research as a service to its customers.

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

FDA approval, through submission of an IND, is necessary for most clinical trials, regardless of the phase of development. In addition, parallel independent committee approval is also required.

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

Expanded Access Programs (EAPs). Sometimes an investigational drug may be provided to subjects outside of a clinical trial, also called compassionate use. EAPs refer to the regulated use of a study drug outside of a clinical trial by patients with serious or life-threatening conditions where there is no alternative therapy available. In this context the FDA may allow the sponsor to make the study drug available to a larger number of patients for treatment use.
FDA review and approval of NDA or BLA (1 to 1.5 years). Data from all phases of development is scrutinized to confirm that the applicant company has complied with all applicable regulations, safety and efficacy of the product has been demonstrated, and that the benefit to risk ratio for the drug or biologic is positive for the specific use (or “indication”) under study. The FDA may refuse to accept the NDA or BLA if the application has administrative or content criteria which do not meet FDA standards. The FDA may also deny approval of the drug or biologic product if applicable regulatory requirements are not satisfied, if the drug has not adequately shown to be effective or if there are safety concerns. Often a company will be required to conduct specific studies after the approval of a drug. These are called post approval requirements or commitments.

Post-market surveillance, Phase IV studies and health outcomes. Once approved by the FDA, it requires the drug or biologic license holder to collect and periodically report to them additional safety (and perhaps efficacy) data on the drug or biologic for as long as the manufacturer markets it (post-market surveillance, including pharmacovigilance). If the product is marketed outside the U.S., these reports must include data from all countries in which the drug is sold. Additional studies (Phase III and Phase IV) may be undertaken by the manufacturer after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life. Additionally, the FDA and other regulatory agencies may require license holders of drugs or biologics to prepare risk management plans that are aimed at assessing areas of product risk and actively managing such risks throughout the product lifecycle.

Key trends affecting the CRO industry

CROs derive substantially all their revenue from the research and development expenditures of pharmaceutical, biotechnology and medical device companies. We believe that the following trends create further potential growth opportunities for global CROs, although there is no assurance that growth will materialize.

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

These developments should lead to increased activity in both preclinical and Phase I development and in turn lead to more treatments in Phase II-III clinical trials. As the number of trials that need to be performed increases and these trials become focused in indications where finding suitable patients is increasingly challenging, we believe that drug developers will increasingly rely on CROs to manage these trials to leverage their global expertise and to continue to focus their own competences on drug discovery and sales and marketing of commercialized products.

Decentralized and hybrid trials

Decentralized (DCT) and hybrid trials have existed for quite some time, but the coronavirus pandemic accelerated the demand when the pharma industry was challenged to move to remote models to protect patient safety and ensure data integrity for COVID-19 vaccine trials and other ongoing trials. The pandemic provided an opportunity to move many technologies and remote patient care solutions from pilot phase to actively supporting patients and clinical research. .

As an industry, we have an opportunity to make decentralized and hybrid approaches a standard moving forward. The ways the industry has been conducting clinical research in a traditional site-based approach need to evolve so we can implement tools, techniques and processes in everyday research to bring about a more patient-centric approach. Each new element needs to be evaluated to assess the impact for the individual patients and study sites. Recent experiences in the industry have shown:

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

Regulatory easement during the pandemic resulted in a number of positive changes to clinical trial procedures, enabling studies to continue and in some cases progress at a faster pace, and improvements to the process of CTA and IND approvals. Regulatory authorities have been clear that regulatory easement related to the pandemic will not be extended. However, many regulatory authorities have instead released guidance or position statements on the use of DCT elements, such as technology and off-site conduct, more generally in clinical trials, benefiting the patient and healthcare advancement.

Ultimately, we are trying to increase the speed at which drugs can meet approval guidelines and help treatable populations. By using decentralized tools, technologies and processes, we will reduce the burden on patients, increase satisfaction and provide them with the same standard of care during a virtual or home visit that they would receive in a clinic, thereby fulfilling the promise of clinical research as a care option. While reduced costs may not be seen in the early phase of adoption (in fact investment required may be higher initially due to technology implementation), choosing the right solution for the specific study characteristics has the potential to increase patient recruitment and retention, which can result in reduced overall research costs and quicker time to market. To find the best clinical trial design to suit their needs, sponsors will need to take patient centricity into consideration from the outset and at every step along the way, because what benefits the patient will ultimately benefit the sponsor in outcomes.

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

Social media is also becoming an important platform for life sciences companies to strengthen patient engagement programs and collaborate with other stakeholders in the healthcare system. Many patients with specific diseases are forming patient groups and actively collaborating using social media. These groups represent an important potential source of patients for new clinical studies but can also provide valuable insights into effectiveness and safety of new treatments.

As the influence of technology on drug development grows, it broadens the potential number of partners that CROs will work with in the future.

Expanded use of new patient data sources

Pharmaceutical companies are looking to access a variety of new healthcare data sources containing medical and prescribing records to help improve development programs and to get better evidence of the value their treatments are bringing to patients once they are launched in the market. The larger global CROs have significant data management experience which can be leveraged to support these efforts and have invested in analytics capabilities to help deliver better insights for customers during the product lifecycle. Global CROs are also forging collaborations to access specific data sets that can provide further patient insights to support better matching of patients and sites to the clinical trial process.

Improving productivity and operating efficiencies

Continuing focus on productivity within research and development programs

Pharmaceutical and biotechnology companies continue to seek ways to improve the productivity and overall efficiency of their development efforts and increasingly see the use of CROs as a strategic partner in these efforts. They are leveraging the expertise of CROs to help identify the most promising drug candidates in early development and discontinue developing those that have safety issues, limited efficacy or that will have significant reimbursement challenges. These companies are also initiating programs to drive more efficiency in their development programs. One example of this has been the efforts to achieve a more seamless transition across development phases, particularly across Phase I-III trials. In parallel, regulatory initiatives such as the 21st Century Cures Act and the emergence of clinical trial techniques such as adaptive trial design, risk based clinical trial monitoring, decentralized and hybrid trials are enhancing development, allowing effective treatments to get to patients quicker at reduced development costs.

Cost containment pressures

Over the past several years, drug companies have sought more efficient ways of conducting business due to margin pressures stemming from patent expirations of their commercialized products, greater acceptance of generic drugs, pricing pressures caused by the impact of managed care, purchasing alliances and regulatory consideration of the economic benefit of new drugs. Consequently, drug companies are centralizing research and development, streamlining their internal structures and outsourcing certain functions to CROs, thereby converting previously fixed costs to variable costs. Larger companies (and more recently medium sized companies) are actively entering into strategic partnerships with a limited number of CROs in an effort to drive increased efficiencies. The CRO industry and, in particular, large CROs with global capabilities, considerable scientific knowledge and expertise are often able to perform the needed services with greater focus and at a lower cost than the client could perform internally, although CRO companies themselves are facing increased cost containment pressures as drug companies seek to further reduce their cost base.

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

Progress within the biotechnology sector

The nature of the drugs being developed is continuing to change. Biotechnology is enabling the development of targeted drugs with diagnostic tests to determine whether a drug will be effective given a patient’s genomic profile. An increasing proportion of research and development expenditure is being spent on the development of highly technical drugs to treat very specific therapeutic areas in sectors of unmet medical need. Much of this discovery expertise is found in biotechnology firms. We believe that it is to these organizations that the large pharmaceutical companies will look for an increasing proportion of their innovation, and consequently, new drug pipelines. Whether it is through licensing agreements, joint ventures or equity investment, we believe we may see the emergence of more strategic relationships between small discovery firms and the larger pharmaceutical groups. As the majority of these biotechnology companies do not have a clinical development infrastructure, we believe that the services offered by CROs will continue to be in demand from such companies providing they have the necessary funding.

Increasing number of large long-term studies and an increasing requirement to show the economic value of new treatments

We believe that to establish competitive claims and demonstrate product value, to obtain reimbursement authorization from bodies such as the FDA in the US, and the National Institute for Health and Clinical Excellence in the UK, and to encourage drug prescription by physicians in some large and competitive categories, more clients need to conduct outcome studies to demonstrate, for example, that mortality rates are reduced by certain drugs. To verify such outcomes, very large patient numbers are required, and they must be monitored over long time periods. We believe that as these types of studies increase there will be a commensurate increase in demand for the services of CROs who have the ability to quickly assemble large patient populations, globally if necessary, to manage this complex process throughout its duration.

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

ICON Cares

Our mission is to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. We are passionate about providing innovative solutions for customers, we are better together working as one team and care about the success of our people, and we care about doing the right thing. We are advancing clinical research while offering customers broader and deeper experience, scale, and focus, complemented by continuity of delivery and speed to market. Our business model is described in the preceding sections. Consistent with our values, we seek to not only operate in compliance with applicable laws but also to positively influence our global workforce, the communities that we operate in, the environment and society as a whole. Doing so makes us a stronger, more resilient organization by every measure.

Our core values underpin our mission and drive a culture and mind-set of ownership at ICON. "Own it at ICON", is a statement of values that has remained at the very heart of ICON’s culture, encouraging our people to seize the opportunity and bring flexibility, innovation, and determination to every situation. We believe our culture of ownership personifies who we are as a company — it also helps us apply our expertise, collaborate to get things done, and succeed at our mission. Our values also underpin how we work together to deliver on our mission to improve the lives of patients by accelerating the development of our customers’ drugs and devices through innovative solutions. These values and our Code of Ethical Conduct, which underpins these values, form the core of what we do, and how we do it. It applies to all of our officers, directors, employees, consultants and agents globally. All employees and temporary workers are mandated to complete annual global ethics training.
At ICON, we care about conducting business sustainably. We care about our people, patients, and the communities in which we live. We care about doing the right thing and we are committed to working to the highest ethical standards and demonstrating our commitment to honesty, transparency, and quality. As a testament to our commitment, we launched our “ICON Cares” program at the start of 2023 which incorporates all our Environment, Social and Governance (“ESG”) initiatives into one program. ICON’s Environment, Social, and Governance Committee (“ESG Committee”) brings together all these initiatives and efforts under one umbrella to ensure consistency, enhance monitoring, reveal areas for development and facilitate reporting to the Board.

The Nominating, Sustainability, and Governance Committee of the ICON plc Board has oversight responsibilities in respect to ESG-related strategies and initiatives. The Chief Administrative Officer and General Counsel (“CAO”) chairs the ESG Committee and reports on ESG matters to the Nominating, Sustainability and Governance Committee quarterly and reports to the Board at least annually whilst also providing periodic ESG updates to the executive leadership team. ICON’s ESG program office reports to the CAO and delivers centralized reporting and tracking of ESG initiatives. The Audit Committee has oversight responsibilities in respect to ESG-related reporting in the ICON financial statements. The Chief Financial Officer (“CFO”) reports to the Audit Committee on ESG-related reporting matters.

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

We are committed to building and developing our ESG strategies and reporting. In 2020 we launched our ESG page on the ICON website and have an internal ICON Cares ESG page on our MyICON intranet portal to engage with our employees and provide information and updates relating to ESG matters and our commitment to sustainability. In 2021, as a testament to our commitment to managing ICON responsibly and sustainably, we became a participant in the United Nations Global Compact (“UNGC”), a set of Ten Principles covering the areas of human rights, labor, environment, and anti-corruption. In our 2023 ESG report, released in 2024, we reported under the Global Reporting Initiative (GRI, 2021) standards, the Task Force on Climate-Related Financial Disclosures (“TCFD”) and the Sustainability Accounting Standards Board (“SASB”) index. Our report summarizes our current policies, priorities, commitments, achievements, and progress in respect to ESG matters. During 2025, ICON received a silver medal from EcoVadis and increased our score from 70/100 in 2024 to 72/100 in 2025, in recognition of our environment, social and governance efforts throughout ICON.

The global landscape in respect to regulatory and legislative requirements relating to ESG reporting and disclosure requirements is rapidly evolving, and we are monitoring potential requirements so that we are positioned to adhere to any additional requirements in due course. This includes mandatory reporting under the Corporate Sustainability Reporting Disclosure (“CSRD”) from the EU and the SEC Climate Risk Disclosure Rule which is pending finalization.

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

Our research, our work with customers and patients and our on-the-ground efforts to meet the needs across our communities align with the SDGs. We focus these efforts on a subset of themes where we have identified the greatest opportunity to effect change:

•SDG 3 – Good health and well-being
•SDG 9 – Industry, innovation and infrastructure
•SDG 10 – Reduced inequalities
•SDG 12 – Responsible consumption and production
•SDG 13 – Climate action
•SDG 17 – Partnerships for the goals

Further details on the ways ICON contributes to these SDGs and their targets are set out in our ICON Cares Report.

Environment: Conducting business sustainably

ICON is committed to delivering excellence in care to our communities. To improve our overall sustainability, this commitment means tracking and improving our environmental performance across all business activities. We achieve this by pursuing sustainability strategies that recognize the impact of our operations as a CRO on the environment, addressing greenhouse gas (“GHG”) emissions, energy use, waste generation and procurement-related activities. Our employees, directors, officers, contractors, temporary workers, and suppliers are expected to support our sustainability objectives. Similarly, ICON endeavors to support our customers sustainability objectives.

Our Global Environmental Management Policy and Environmental Management Plan are part of our ICON Cares program for managing environmental sustainability initiatives. The implementation of the policy and plan is led by our facilities team, reporting to our CAO. The CAO is responsible for reporting on the ICON Cares program and environmental initiatives and progress to the ICON executive leadership team and Nominating, Sustainability and Governance Committee and the Board.

ICON set environmental goals around the use of renewable energy and carbon emissions in 2019 and we are working towards achieving these goals which are as follows:

•100% renewable electricity by 2025.
•20% reduction in kilowatt hours (“kWh”) of electricity by 2030.

In October 2024, the Science Based Target initiative (“SBTi”) validated ICON’s near- and long-term science-based emissions reduction targets. The SBTi has also verified ICON’s net-zero science-based target (“SBT”) by 2050. The SBTi is a corporate climate action organization that enables companies and financial institutions worldwide to play their part in combating the climate crisis. ICON’s SBTi validated targets:

Near-term targets:

•Reduce absolute scope 1 and 2 GHG emissions 61.2% by FY2028 from a FY2019 base year.
•Reduce absolute scope 3 GHG emissions 20.0% by FY2028 from a FY2022 base year.

Long-term targets:

•Reduce absolute scope 1 and 2 GHG emissions 90.0% by FY2050 from a FY2019 base year.
•Reduce absolute scope 3 GHG emissions 90.0% by FY2050 from a FY2022 base year.

Net-zero target:

•Reach net-zero greenhouse gas emissions across the value chain by FY2050.

We have programs in place to manage and minimize climate impacts of business activities. To continue to improve processes and reduce our environmental impact, we track, calculate, and report our Scope 1, Scope 2 and Scope 3 GHG footprint. We apply the GHG Protocol Corporate Standard, which is the global corporate accounting and reporting standard for calculating carbon emissions. In Quarter One 2025, external verification of our 2024 Scope 1 and 2 GHG emissions data will be conducted. During 2024, we uploaded our 2022 and 2023 Scope 3 emissions into a software platform and have collected our full Scope 3 GHG emissions for 2024 utilizing the platform. We are currently analyzing the Scope 3 data with a view to annual public reporting in due course.

In respect to ICON’s carbon emissions for the year ended 2023, ICON’s combined Scope 1 and 2 GHG emissions have decreased since 2018. We recognize that although the combined Scopes 1 and 2 emissions have fallen year-on-year, ICON’s Scope 1 emissions have increased slightly each year up to the year ended 2023. To reach our net-zero goal, our decarbonization strategy is currently focused on reducing Scope 2 emissions, the largest contributor to our Scope 1 and 2 footprint. Following on from our Scope 2 emissions reduction efforts, we plan to launch efforts that target our Scope 1 emissions in the coming years.

In 2020, following pandemic-related closures and a reduction in business travel, our Scope 3, business travel GHG emissions declined significantly. Since 2021 up to the year ended 2023, as more normal business travel operations resumed, we have seen an overall increase in our total GHG emissions driven by an increase in business travel (Scope 3).

Although emissions have increased, up to the year ended 2023, we remain below our 2018 pre-COVID overall GHG emissions and are committed to continue our work towards reducing emissions. Additionally, our emissions intensity has decreased substantially as our business has grown. Since 2018, up to the year ended 2023, our emissions intensity per million in revenue and our emissions intensity per FTE employee has decreased.

Moving forward, ICON expects to see further emission reductions relative to revenue and the number of employees due to a reduction in offices, strategic energy efficiency projects and a flexible work policy that allows eligible employees to work from home 40% of the time.

ICON participates in CDP (formerly the Carbon Disclosure Project) on an annual basis. CDP is a globally recognized organization that allows companies to measure and manage their environmental impacts. We received a B- score from CDP for 2024 on our 2023 Climate Change response.

We are focused on reducing energy use and increasing renewable energy use across our global operations as specific environmental goals; in 2023, 81.54% of our electricity consumed came from renewable sources (through a combination of switching direct tariffs and purchases through renewable energy credits (“RECs”)). Waste reduction is embedded into our environmental policies and practices and is one of the objectives of ICON’s Environmental Management Policy.

ICON leases most of our offices and facilities, and therefore we work closely with our landlords and leasing agents to implement measures to ensure we operate in an environmentally sustainable manner. In 2024, we continued with our real estate harmonization efforts and aligning ourselves to new working styles & business needs. This resulted in downsizing or closing 16 locations and relocating 4 locations to new buildings, all of which are BREEAM or LEED certified, overall helping to reduce our environmental footprint. Experts from our real estate team factor environmental considerations into decisions around new office locations or building improvements. We’ve also implemented a series of measures globally to reduce the local footprint of our offices while promoting comfort and efficiency. These include:

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

As part of our onboarding process, we require our suppliers to abide by our Global Supplier Code of Conduct which outlines our expectations around conducting business in a sustainable manner. The code requires suppliers to comply with all applicable environmental laws and regulations and to have systems in place with regards to waste management and sustainable use of resources.

Social: The power of our people

We are dedicated to making a positive impact on the communities where we work and live. Our community efforts are aligned with a broader vision for social impact and we are committed to furthering the United Nations Sustainable Development Goals (“SDGs”).

Since 2012, ICON’s annual employee-nominated charity donation program has supported over 100 charities worldwide, donating $10,000 to each organization. These charities address a range of critical issues, such as fostering a more inclusive society, improving child welfare, and supporting patients battling chronic diseases. The chosen organizations reflect ICON’s corporate mission, align with our ICON Cares program. In 2024, through ICON’s Charity Matching Program, which bolsters our colleagues’ fundraising efforts and fosters partnership across and within teams, 46 organizations were supported. This program aligns with the ICON Cares social pillar, as well as our company values of integrity, collaboration, agility and inclusion.

Our community engagement activities are focused on two core areas:

•Supporting education and building closer ties between industry and academia; and
•Improving the welfare of people in the communities in which we live.

Supporting education and building closer ties between industry and academia

A core area of community support includes building ties between industry and academia to inspire the next generation of leaders in business and science. Our existing partnerships continued with the following organizations:

•The ICON-McKeon Research Fellowship in Motor Neuron Disease (“MND”) in honor of Mr. Declan McKeon, former Board member, acting Chairman, Lead Independent Director and Chair of the ICON Audit committee. The ICON-McKeon Research Fellow in MND carries out research in the areas of machine-learning and artificial intelligence to derive insights from multimodal clinical, imaging neuro-electric signaling, in the context of the neurodegenerative disease of ALS.

•Partnership with Trinity Centre for People with Intellectual Disabilities (“TCPID”) - TCPID situated within the School of Education, Trinity College Dublin, aims to promote the inclusion of people with intellectual disabilities in education and society. The Centre provides people who have intellectual disabilities with the opportunity to participate in a higher education program designed to enhance their capacity to fully participate in society as independent adults. The 2-year education program includes work placements and internships to enable students to experience and participate in the work environment. In 2024, we were delighted to offer a permanent position to our first graduate of TCPID and we created a 6-month internship for an additional graduate. We also continued to host a student visit from TCPID students to our global headquarters in Dublin, where they enjoyed learning about the different phases of a clinical trial and also experienced a working laboratory during a tour of the facility.

•Partnership with Junior Achievement to inspire schoolchildren. Junior Achievement encourages young people to remain in education and teaches them the skills they need to succeed in a changing world. ICON volunteers take time out of their working day to deliver Junior Achievement programs, teaching primary and secondary-level students valuable business, STEM (Science, Technology, Engineering & Mathematics) and entrepreneurship skills that will serve them throughout their professional lives. Our strong partnership with JA Ireland has been in place since 2018 and we were delighted to extend our Junior Achievement partnership to India and Spain in 2024 and to relaunch the program in the UK.

Improving the welfare of people in the communities in which we live

Through volunteering, donations and other charitable initiatives, our employees across the world are making a positive difference to their communities. We support causes that are important to our employees and have several programs that support the welfare of people in our local communities. In November 2024, 380 ICON colleagues from across the globe united in person and virtually to take part in Run in the Dark for the fifth consecutive year. Team ICON raised $10,000 to support Mark Pollock's Collaborative Cures foundation whose mission is to bring people together to cure paralysis in our lifetime. A team of over 125 ICON cyclists from 24 countries also participated in our eighth annual ICON cycle challenge, which covered a minimum of 389km from Bratislava, Slovakia to Budapest, Hungary, across 3 days and which raised over €13,000 through JustGiving donations and the ICON Cares Charity matching program for My Name’5 Doddie Foundation, a charity in support of accelerating the development of new treatments for motor neuron disease (“MND”) and, ultimately, finding a cure.

Talent and People

Our people are core to our ability to deliver our services and drive better patient outcomes. Through industry-leading talent management practices, a sincere attention to our employees’ needs, well-being and health and safety, we continue to power the potential of together.

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

We are focused on retaining the best talent by ensuring employees are aware of what career opportunities exist at ICON. We have invested in our career platforms to ensure employees understand the career opportunities that are available across the organization, providing them with a platform in our HR system to share and capture their skills, interests and career aspirations which enables People Leaders and employees to have better conversations on careers as part of our performance management process. This allows us to get a better understanding of the skills that exist today across the organization, within service lines and teams so we can better serve our customers.

Our People Leader development program focuses on providing our People Leaders with the relevant skills to effectively manage themselves, their team and their business, including leveraging psychometrics to raise awareness of their behavioral preferences and the preference of others. ICON also invests in Harvard Manage Mentor, an online learning platform providing People Leaders with access to learning available at any time with topics ranging from change management, retaining employees and developing employees.

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

As an organization we are keen to hear directly from our employees

To attract and retain the best talent, we must listen and respond to employees’ needs. This extends to every aspect of our work, from recruitment and onboarding, to training, engagement, enablement, and reward. We pursue best-in-class approaches to building employee engagement and these include, among others:

•Comprehensive global employee surveys, which measure how people feel about their work and whether they feel they have the tools to do their jobs well. Feedback from these studies informs detailed action plans at the group, function, and team level.
•Pulse check surveys, which are smaller-scale studies designed to measure employee sentiment on specific topics and initiatives.

•Fostering an environment of inclusion and belonging where everyone is valued.
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

Our global Employee Assistance Program (“EAP”) ensures that all employees, and their families, have access to professional mental health, financial and relationship support on a confidential basis. Employees can also access a wide range of tools, information and support services online in local languages.

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

Fair employment practices

We are committed to being a workplace where all employees are included and feel a sense of belonging. As a global, values-driven organization, we acknowledge and celebrate our differences. Respecting viewpoints and experiences is foundational to our interactions with each other and with our patients, customers and suppliers. Moreover, we strive to build teams that reflect the various geographies and communities in which we live and work and the patients we serve.

We recognize the critical importance of ensuring all types of patients who will eventually receive therapies are represented on clinical trials, as well as offering clinical trials as a care option for those who may not otherwise have access to medical treatment.

We have a strong focus on talent management, succession planning and talent development to ensure we work towards building strong talent pipelines with the best candidate appointed, based on a fair and unbiased selection process where merit, experience and performance form the basis for hiring and promotion decisions.

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

Human rights

ICON is committed to human rights and in 2021, ICON became a participant in the UN Global Compact (“UNGC”), signaling our commitment to uphold the UNGC’s 10 Principles, including those related to human rights across our global operations. Our business model and our policies, including our Global Code of Ethical Conduct and Global Supplier Code of Conduct, are intended to fully comply with applicable human rights legislation in the countries where we operate. Our zero-tolerance policy on forced labor, slavery, and human trafficking is defined clearly in these policies, which are available to employees, suppliers, customers, and the public.

We are opposed to forced labor, slavery, and human trafficking. We will not knowingly support or conduct business with any organization involved in such activities. We do not employ anyone below the minimum employment age in the jurisdictions in which we operate.

Our Global Supplier Code of Conduct incorporates the Pharmaceutical Supply Chain Initiative (“PSCI”) principles for responsible supply chain management, including for labor. Before doing business with ICON, suppliers must certify that they will comply with the ICON Global Supplier Code of Conduct or their own materially equivalent internal code, which includes human rights protections. We perform pre-engagement due diligence on our suppliers, including in relation to labor issues, which we support through periodic re-screening. We hold our suppliers accountable for meeting their contractual obligations. Contract non-compliance can result in termination of the business relationship with the supplier and exclusion from future business.

Ethics and Compliance

ICON’s commitment to ethics and integrity is embedded in our company values. We act with integrity and integrate ethical principles into our business practices and culture. ICON’s Global Code of Ethical Conduct (“the Code”) establishes our core principles and standards for honest, fair, and ethical behavior. This Code addresses the core values expected of our people in our internal interactions with each other as well as in external dealings with patients, customers, healthcare professionals, regulators, investors, vendors and other third parties.

Our Ethics and Compliance program is designed to protect the interests of the company and its shareholders by preventing, detecting, investigating and responding to potential misconduct and violations.

The Ethics & Compliance team (“E&C”) provides day-to-day independent oversight for the program. The team works collaboratively with risk and compliance functions and leadership across the business to align on and optimize its reach and impact. The program is overseen by the CAO, who, reports on the program to ICON’s executive leadership team, the Nominating, Sustainability and Governance Committee and the Board. The program supports all functional areas globally and is dedicated to the implementation of standardized global policies, procedures, training, guidance, communications, monitoring, investigations, issue management, assessing compliance-related risk and mitigations, and reporting to ensure the overall compliance program is effectively functioning. Where appropriate, the program also implements regional and/or country specific policies, procedure, training and guidance.

ICON uses Ethics Line, a system for employees and third parties to confidentially report ethics and compliance questions, as well as concerns, and to track reports through follow-up and resolution. An independent company administers this hotline, which is available all hours of every day and can accommodate calls in over 75 languages. These tools also provide visibility into our risks while highlighting opportunities to address them. ICON’s Ethics and Compliance program will continue to grow and evolve in response to changes in our business and in the global business climate.

All personnel are required to receive ethics and compliance training during initial onboarding and complete annual refresher sessions. Training modules explain the channels available for reporting suspected unethical or illegal practices. The training supports our values and our ways of working and incorporates the key principles of our policies and codes and includes interactive scenarios where applicable.

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

Anti-bribery and Corruption

ICON is guided by the foundational principle that we do not tolerate bribery or any other form of corruption or fraud. Our anti-bribery and anti-corruption (“ABAC”) program is a core element of our Ethics and Compliance program. ICON and all ICON directors, employees, consultants, agents and all third parties acting on ICON's behalf must act in compliance with international laws and regulations relating to bribery, corruption, and illicit payments, including but not limited to the US Foreign Corrupt Practices Act and the UK Bribery Act 2010.

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

ICON's internal audit teams conduct ABAC program audits. Internal Audit focuses on testing for compliance and design effectiveness of the overall ABAC program. Internal Audit incorporates an assessment of ABAC measures in audits, as appropriate. In this approach, bribery and corruption risks are incorporated into the risk assessment and scoping process of each audit.

Privacy and Information Security

Data privacy and information security are fundamental to our business and key to retaining customers, building investors’ trust, protecting data subjects who entrust their personal information to us, and complying with global and regional regulations. We recognize and respect that our customers, employees, participants, and all those who do business with us expect that we will protect their personal information in accordance with our legal obligations and policy commitments. ICON´s commitment to privacy and information security is demonstrated through the implementation of robust privacy and information security programs.

ICON’s Global Data Protection program is overseen by the CAO. This program governs ICON’s and its employees’ obligations concerning the processing of personal data. The program consists of a Global Data Protection Officer (“DPO”), a team of privacy lawyers and specialists and corporate policies and procedures regulating how we address our data protection obligations in the countries we operate in, including our obligations under the EU General Data Protection Regulation (“GDPR”) e.g. fulfillment of data subject rights, data protection impact assessments, our obligations to maintain records of processing activities (“ROPAs”) and management of personal data incidents and breaches in accordance with data protection laws. ICON´s Global Data Protection program supports compliance with fundamental data protection principles including transparency, data minimization, accountability and security. ICON has embedded privacy by design considerations in product and process development and implements a robust set of technical and organizational measures to protect personal information processed by ICON.

ICON’s Personal Data Incident and Breach Response Policy and Process governs the management of personal data incidents and breaches within ICON. The policy requires incidents to be reported to ICON’s DPO and Privacy Team, who manage them in collaboration with relevant internal stakeholders (e.g., IT Security, Quality & Compliance), to ensure we comply with our legal and contractual obligations, including our reporting obligations. ICON’s data protection policies and procedures are independently audited as part of ICON maintaining an ISO 27701 certification that it initially achieved in 2023.

Our people and partners play a critical role in safeguarding data. ICON has training in place for all employees and contingent workers on information security and privacy practices so that they understand their responsibilities with respect to data security and privacy. ICON has also established a robust Privacy and Security Champion (“PSC”) network. The PSC network acts as an extension of the Privacy and Information Security teams. In line with the PSC charter, champions provide a key touch point in relevant business units, bolster awareness of ICON’s respective privacy and security programs and provide direct support in response to priorities dictated by ICON’s Privacy and Security Council (chaired by ICON’s DPO and the Vice President of Cyber & Information Security ).

For information about our cybersecurity program see Item 16K Cybersecurity.

Sustainable procurement

ICON maintains policies and processes to support responsible, sustainable, and ethical business practices. Our goal is to source from suppliers whose values align with our own, and who are socially and environmentally responsible and conscious. In 2024 we launched a Sustainable Procurement Policy that outlines our expectations for suppliers relating to sustainability. This policy applies to all suppliers and aims to ensure ICON maintains a responsible and sustainable supply chain.

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

As part of our onboarding process, we require our suppliers to abide by our Global Supplier Code of Conduct which incorporates the Pharmaceutical Supply Chain Initiative (“PSCI”) principles for Responsible Supply Chain Management and sets out our standards and expectations regarding:

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

To further support the development of our sustainable procurement program, ICON has engaged with EcoVadis, CDP and Supplier IO to help assess our key suppliers and gather data around sustainability maturity and GHG emissions. This data allows us to factor sustainability related factors into our supplier selection activities and embed sustainability into our procurement practices.

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

CROs generally compete on the basis of operational experience, the ability to recruit patients on a global basis, the depth of therapeutic and scientific expertise, the strength of project teams, price and increasingly on the ability to apply new innovation that can drive significant time and cost savings throughout the development process. An evolving area of competition is the need to provide services that can help generate the evidence of the economic value of new treatments that payers and regulators require. This requires access to new data sources which includes information to support the identification of suitable investigator sites and patient populations as well as data on the value delivered by new products following marketing approval.

We believe that we compete favorably in all these areas and we continue to invest in our capabilities to ensure that we remain competitive in the future.

Customers

During the year ended December 31, 2024, revenue was earned from a wide range of customers and 25.0% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 7.7% of revenue for the year.

During the year ended December 31, 2023, 26.8% of our revenues were derived from our top five customers, with no one customer individually contributing more than 10% of our revenues during the period. Our largest customer represented a strategic partnership with a large global pharmaceutical company and contributed 8.9% of revenue for the year ended December 31, 2023.

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

Unsatisfied Performance Obligation

Our unsatisfied performance obligation consists of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2024, we had contracted unsatisfied performance obligations of $15.9 billion. We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize this unsatisfied performance obligation as revenue.

Information Systems

Having access to accurate and timely information is critical in the management, delivery and quality of all aspects of drug development. ICON invests in technologies that align with modern healthcare delivery. Our strategy of using technology to enhance our global processes is evident from our deployment of leading global platforms such as Veeva (SOP document management system), Cornerstone (training delivery solution), ServiceNow (workflow and automation platform), SailPoint (identity management and governance), PEGA (safety reporting), ARGUS (pharmacovigilance), Salesforce (CRM) and Medidata (Clinical systems).

ICON uses an extensive range of both on premise and cloud-based applications to support its services, including:

Clinical Operations

In Clinical Operations, we have deployed a suite of software applications that assist in the management and tracking of our clinical trial activities. These software applications are both internally developed and commercially available applications from external vendors. These include a clinical trial management application ('CTMS') that tracks all relevant data in a trial and automates all management and reporting processes. The Electronic Trial Master File ('eTMF') is delivered via ICON's proprietary software ICOMaster and/or the Wingspan and PhlexGlobal software platforms.

Clinical Data Science and Biometrics

In our Clinical Data Science function, we have leading clinical data management solutions including Electronic Data Capture (EDC), Biostatistics and Clinical Data Warehouse solutions from external vendors. This allows us to guarantee the integrity of client data and provide consolidated information across client studies.

Decentralized Trials

ICON's Digital Platform (IDP) enables the delivery of Decentralized and Hybrid Clinical Trial services, maximizing patient recruitment and retention and at the same time expanding access to remote patient populations.

Site Performance Management and Patient Engagement

FIRECREST’s digital suite employs videos and visual aids to assist in the explanation of complex scientific concepts and medical terms found in trial protocols. FIRECREST eConsent solution provides sites and Sponsors with an audit-ready, on-site and remotely accessible system that automatically captures dates and signatures and is configured to mitigate against the common inspection findings which hamper the traditional paper-based consenting process.

Compliance and Safety

ICON provides its Pharmacovigilance Services using Oracle’s ARGUS safety database. The system is FDA regulated, 21 CFR Part 11 compliant and generates all the standard regulatory required reports, as well the periodic reports required to support operations.

Population Pharmacokinetics and Pharmacokinetic Pharmacodynamic Modelling

ICON supports Population Pharmacokinetics and Pharmacokinetic Pharmacodynamic modeling using its proprietary software NONMEM®.

Laboratory and Imaging

ICON's Laboratory uses a comprehensive suite of software, including a laboratory information management system (LIMS), a kit / sample management system and a web interface system to allow clients to review results online. Sample Inventory Management System (SIMS) is an interactive reporting module for use by sponsors and study teams. It provides detailed sample inventory reports and summaries of sample status and location with drill down capabilities. It helps locate samples more rapidly, particularly at critical study junctures. ICON provides imaging and cardio safety services using its internally developed Medical Image Review and Analysis system ('MIRA') & Maestro platforms and uses Medidata’s Rave Commercial Imaging for collecting, managing and processing data to support its imaging capabilities.

Centralized Patient Randomization

ICON provides interactive response technology (IXR) to enable centralized patient randomization, drug inventory management and patient diary collection, providing our clients with a fully flexible multi-channel data retrieval solution which can be utilized via telephone, internet browser or a mobile device.

Healthcare Data Analytics

Integrated Dataverse (IDV®) is a comprehensive and longitudinal source of healthcare data in the industry, bringing together vast claims resources: medical, hospital, and prescription, with rich point-of-sale prescription data, non-retail invoice data, and demographic data. This provides data, applications, analytics, and consulting to help companies gain deep insight into the pharmaceutical market. We transform data into decisions and give deeper insight into the relationships that sponsor brands have with the market by allowing a holistic view of the impacts of payer, prescriber, and patient behavior. Our proprietary Tokenization technology Synoma® simplifies the anonymization, exchange and connection of industry data sources to provide an integrated view of a patient’s data.

Finance Operations and Investigator Payments

The Company’s global finance operations utilize Oracle’s eBusiness suite, with Hyperion reporting, to serve the organization’s financial and project accounting requirements. Workday is used to fulfill our Human Resource people management requirements. Our business development and contracting teams use Salesforce CRM. Our Investigator Payment team uses Accelerated Payment Entitlements Calculation System ('APECS') for timely and accurate payments to sites for the work performed in the care and management of patients as they participate within clinical trials.

Accelerating Clinical Research with AI
ICON has a dedicated AI Centre of Excellence. By leveraging innovative AI and ML, we accelerate trials, optimize resources, and ensure strict compliance, all while upholding the highest standards of ethical governance and data privacy. Our focus is to expedite our ability to:

•find signals quickly;
•connect information intelligently;
•predict outcomes; and
•take proactive action to accelerate processes or mitigate emerging risks.

Examples of ICON’s AI implementations include:

•OneView empowers sponsors to see and analyze their data from multiple sources within a trusted secure environment. With OneView, smart grouping algorithms make it easy to transform this data into powerful interactive dashboards uncovering insights and enabling intelligent decisions for sponsors and project teams.
•OneSearch for optimised site identification, an intuitive, integrated workflow and interrogation tool from ICON, enables access to multiple data sources and provides the visualization and tools necessary for optimum site identification based on ICON and industry data of capability, experience and performance. Scoring on enrollment performance, speed of start-up and quality supports better site selection.
•EXACT™ system is used to simplify and automate the production of multiple Clinical Data Interchange Standards Consortium (CDISC) guidelines as well as tables, figures and listings in trial reports.
•Cassandra – AI capability which predicts the needs for FDA & European Medical Agency "EMA" post marketing studies.
•ICONex – AI Powered capability which enables key opinion leaders and their networks to be more easily identified.
•iSubmit simplifies eTMF document management with automated filing and compliance checks.
•Mapi Research Trust COA stays updated with the latest clinical outcome assessments (COAs) using AI-driven intelligence in near real-time.
•FORWARD+ optimizes resource demand, allocation, and forecasting for smoother trial execution.
•Study Start-up Site Contracts streamlines contract drafting, reducing negotiation cycles and accelerating site activation.
•Operational Metrics AI (OMR) leverages generative AI to transform how teams interact with operational data for faster, more intuitive insights and transparency of the Clinical Research Process.
•Site Enablement - Clinical Archive Record Distribution (CARD) simplifies the delivery of data to sites at the end of a study with automated file distribution and compliance checks.

Using Informatics to Provide Accurate and Timely Access to Data

ICON’s informatics strategy is built around key platforms to provide access to accurate and timely information. These solutions allow healthcare companies to manage, optimize and execute their clinical and commercial strategies in an orchestrated manner while addressing their regulatory obligations.

Key areas where ICON has made strategic investments to enhance the clinical project delivery process and to provide our sponsors with value-add in the following areas:

•Data Analytics, Decentralized Trials & Risk-based Monitoring (RBM) – using Medidata’s Clinical Data Studio to enable the management, reporting, analysis and visualization of all data relating to drug development. This platform collects, manage and standardize study data from multiple sources, including EDC, patient engagement, Electronic Medical Records (EMR) / Electronic Health Record ('EHR'), mobile health, Telehealth, Wearables, Central Laboratories to provide a single view of study information. This enables ICON to deliver services such as Risk Based Monitoring (RBM) using near-real time clinical data to drive monitoring visit schedules, enabling better decision making and the successful implementation of clinical trial strategies that significantly improve efficiency in clinical trials thereby reducing overall cost and time to market whilst better protecting patient safety.
•Efficiencies in Study Reporting - Enhancements to our ICONIK platform resulting in the standardization of study-specific data derivations for safety monitoring and clinical decision making in trials. The development of new data visualizations, to meet study-specific needs for risk-based, safety and adaptive monitoring, has improved the efficiency of study-specific delivery to sponsors.
•EMR - ICON created and implemented a strategy to use real patient data through EMR systems to support clinical development, including study design, feasibility, site identification, and patient recruitment. Specifically for oncology trials, ICON has partnered with the TransMed Consortium to conduct top-level feasibility and site identification assessments based on detailed protocol inclusion and exclusion criteria, and to support patient identification and recruitment to current clinical trials.
•Decentralized Trials - Automated, Real-time, Centralized, Accessible, Discoverable, Explorable & Scalable Data (ARCADES), produces solutions for wearable devices, virtual/hybrid trials, robotic process automation, enhanced operational execution, and excellence through forecasting and prediction algorithms. This greatly reduces site and patient burden, while providing real-time access and oversight of our performance to our clients.

•ICON’s Digital Engagement Platform ('IDP')- ICON is investing in Digitisation through the release of our Digital Engagement Platform which provides single access to enable stakeholders to access and use all services for a trial. The unified data aggregation layer pulls data from various different sources and provide automated data feeds directly to sponsor systems. Insights will be derived from a variety of Artificial Intelligence (AI) tools and techniques including Machine Learning (ML), Deep Learning, Natural Language Processing, Fuzzy Logic, and Anomaly detection. Decision Support will provide the detailed analysis—and potentially recommendations from statistically based models—to enable informed decision-making.

Underpinning Technology Delivery with Robust IT Infrastructure & Governance

ICON uses a range of enterprise applications that enable the delivery of our business services in a global environment. The focus is to provide ease of access and capture of study information for our staff and clients globally. We use a combination of proprietary applications and leading commercial business applications from vendors including Microsoft, Amazon, Oracle, Dell, SAS, Veeva, Dassault, Salesforce and BOX.

With data at the core of ICON’s innovation efforts, we have built an Enterprise Control Tower: ARCADES which leverages the latest technology around data acquisition, consolidation, analytics, machine learning, artificial intelligence, and the cloud.
IT expenditure is authorized by strict IT governance policies requiring senior level approval of all strategic IT expenditure based on defined business strategy and measurable business benefits.

A global corporate intranet portal serves as the gateway to access authorized data and applications for our internal staff, as well as providing an internal platform for company-wide communication.

Our IT systems are operated from three data centre hubs in Europe, North America and Asia. These hubs reside within purpose-built data centre facility locations. ICON employs industry standard networking technology to facilitate connectivity across our offices. Our IT network provides global connectivity for our applications and allows collaboration and communication using tools like Microsoft Teams, M365, SharePoint and Box. Mobile staff can access systems via secure remote access portals.

Cybersecurity

For information on Cybersecurity refer to Item 16K Cybersecurity.

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

Contract periods may range from several weeks to several years depending on the nature of the work to be performed. In many cases, an upfront portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in installments over the study or trial duration and may be based on the completion of certain performance targets or "milestones", on units delivered, or on a fixed monthly payment schedule. Installment payments may be based on key metrics for example target patient enrollment progress or delivery of the study database.

The progress towards completion for clinical service contracts is measured based on total project costs (fees are therefore inclusive of third party costs). Reimbursable costs include payments to investigators, travel and accommodation costs and various other expenses incurred over the course of the clinical trial which are fully reimbursable by the client. Reimbursable expenses are included within the contract and are invoiced on a monthly basis based on actual expenses incurred. Expenses incurred are determined by reference to activity.

As the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred, we usually negotiate currency fluctuation clauses in our contracts which allow for price adjustments if changes in the relative value of those currencies exceed predetermined tolerances.

Most of our contracts are terminable immediately by the client with justifiable cause or with 30 to 90 days’ notice without cause. In the event of termination, we are usually entitled to all sums owed for work performed and expenses incurred through the notice of termination and all costs associated with termination of the study. Termination or delay in performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client's decision to de-emphasize a particular trial, inadequate patient enrollment or investigator recruitment.

Risk Management

Our Chief Executive Officer and other members of the executive management team are responsible for day-to-day risk management of the Company and our Board oversees management's activities through both the full Board and its committees. Our Chief Executive Officer and other members of the executive management team are members of ICON’s Quality and Risk Forum, which reviews risk. Our executive management team regularly reports to the Board and its Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The Board oversees general business and market risk management, our Audit Committee oversees risk management with respect to financial statements, accounting and financial controls, our Compensation and Organization Committee oversees risk management with respect to our compensation plans, policies and procedures and our Nominating, Sustainability and Governance Committee oversees risks relating to ESG matters. Internal audit reports functionally and administratively to our Chief Financial Officer and directly to the Audit Committee. With respect to non-financial risk management, including cybersecurity, legal compliance, privacy and enterprise risk, the Board and its Committees receive updates from the appropriate executives on the primary risks facing the Company and the measures the Company is taking to mitigate such risks.

Government Regulation

The clinical development of new drugs is highly regulated by government agencies. The international standards for the conduct of clinical studies include:

•Good Clinical Practice ("GCP”), which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects.
•Good Manufacturing Practice (GMP) is the aspect of quality assurance that ensures that medicinal products are consistently produced and controlled to the quality standards appropriate to their intended use and as required by the product specification.
•Good Distribution Practice (GDP) ensures that the quality of a pharmaceutical product is maintained by means of adequate control of the numerous activities which occur throughout the distribution process by ensuring that products are appropriately stored, transported and handled.

The US FDA and other national regulators have promulgated regulations and guidelines that pertain to applications to initiate trials of products, the approval and conduct of studies, report and record retention, informed consent, applications for the approval of drugs and post-marketing requirements. Pursuant to these regulations and guidelines, service providers that assume the obligations of a drug sponsor are required to comply with applicable regulations and are subject to regulatory action for failure to comply with such regulations and guidelines. In the United States and Europe, the trend has been in the direction of increased regulation and enforcement by the applicable regulatory authority.

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

The services we provide outside the United States are ultimately subject to similar regulation by the relevant national regulatory authority. In addition, our activities in Europe are in compliance with the European Medicines Agency processes.

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

C.Organizational Structure

    Details of the Company’s significant subsidiaries or entities under the Company's control at December 31, 2024 are as follows:

Company	Country	Group ownership
ICON Clinical Research S.A.	Argentina	100%
RPS Research S.A.	Argentina	100%
Pharmaceutical Research Associates Pty Limited	Australia	100%
ICON Clinical Research PTY Limited	Australia	100%
Medpass International Pty Ltd	Australia	100%
KCR CRO Pty Ltd	Australia	100%
ICON Clinical Research Austria GmbH	Austria	100%
RPS Research Austria GmbH	Austria	100%
IMP-Logistics Bel, FLLC	Belarus	100%
ICON Clinical Research Belgium B.V.	Belgium	100%
RPS Bermuda, Ltd.	Bermuda	100%
ICON Pesquisas Clínicas Ltda.	Brazil	100%
Pharmaceutical Research Associates Ltda.	Brazil	100%
RPS do Brasil Serviços de Pesquisas Ltda.	Brazil	100%
RPS China Inc.	British Virgin Islands	100%
Pharmaceutical Research Associates Bulgaria EOOD	Bulgaria	100%
ICON Clinical Research EOOD	Bulgaria	100%
KCR CRO Ltd.	Bulgaria	100%
Services de Recherche Pharmaceutique Srl	Canada	100%
3065613 Nova Scotia Company	Canada	100%
ICON Clinical Research (Canada) Inc.	Canada	100%
Pharmaceutical Research Associates ULC	Canada	100%
Oxford Outcomes LTD.	Canada (British Columbia)	100%
ICON Life Sciences Canada Inc.	Canada- Ontario	100%
ICON Chile Limitada	Chile	100%
PRA Health Sciences Chile SpA	Chile	100%
PRA Health Sciences China, Inc.	China	100%
ICON Clinical Research (Beijing No.2) Co., Ltd	China	100%
ICON Clinical Research (Beijing) Co., Ltd	China	100%
PRA Health Sciences Colombia Ltda.	Colombia	100%
Research Pharmaceutical Services Costa Rica, LTDA.	Costa Rica	100%
ICON Research Ltd.	Croatia	100%
Pharm Research Associates d.o.o. za klinicka ispitivanja	Croatia	100%
ICON Clinical Research Czech Republic s.r.o.	Czech Republic	100%
ICON Clinical Research s.r.o.	Czech Republic	100%
KCR Czech Republic a.s., in liquidation	Czech Republic	100%
Pharmaceutical Research Associates Denmark ApS	Denmark	100%
DOCS International Nordic Countries A/S	Denmark	100%
ICON Clinical Research Egypt Limited Liability Company	Egypt	100%
RPS Estonia OÜ	Estonia	100%
KCR Baltics OÜ	Estonia	100%
Pharmaceutical Research Associates Finland Oy	Finland	100%
DOCS International Finland Oy	Finland	100%
ReSearch Pharmaceutical Services France S.A.S.	France	100%

Company	Country	Group ownership
ICON Clinical Research S.A.R.L.	France	100%
Mapi Research Trust[1]	France	100%
Oncacare France SAS	France	100%
IMP Logistics Georgia LLC	Georgia	100%
Pharmaceutical Research Associates Georgia LLC	Georgia	100%
KCR LLC	Georgia	100%
ICON Clinical Research Germany GmbH	Germany	100%
Oncacare (Germany) GmbH	Germany	100%
Averion Europe GmbH i.L	Germany	100%
KCR Placement GmbH (in liquidation)	Germany	100%
KCR CRO GmbH	Germany	100%
Pharmaceutical Research Associates Greece A.E.	Greece	100%
ICON Clinical Research Guatemala, S.A.	Guatemala	100%
PRA Health Sciences (Hong Kong) Limited	Hong Kong	100%
ICON Clinical Research Hong Kong Limited	Hong Kong	100%
Pharmaceutical Research Associates Hungary Research and Development Ltd.	Hungary	100%
ICON Clinical Research Limited Liability Company	Hungary	100%
RPS Iceland ehf.	Iceland	100%
Pharmaceutical Research Associates India Private Limited	India	100%
ICON Clinical Research India Private Limited	India	100%
ICON Clinical Research Limited	Ireland	100%
ICON Clinical Research Property Development (Ireland) Limited	Ireland	100%
ICON Holdings Clinical Research International Limited	Ireland	100%
ICON Investments Five Unlimited Company	Ireland	100%
ICON Investments Four Unlimited Company	Ireland	100%
ICON Holdings Unlimited Company	Ireland	100%
Accellacare Limited	Ireland	100%
ICON (LR) Limited	Ireland	100%
ICON Clinical Global Holdings Unlimited Company	Ireland	100%
ICON Clinical Research Property Holdings (Ireland) Limited	Ireland	100%
ICON Operational Financing Unlimited Company	Ireland	100%
ICON Operational Holdings Unlimited Company	Ireland	100%
Oncacare Limited	Ireland	100%
ICON Investments Six Designated Activity Company	Ireland	100%
ICON Clinical Research Holdings (Ireland) Unlimited Company	Ireland	100%
ICON Global Treasury Unlimited Company	Ireland	100%
Pharmaceutical Research Associates Israel Ltd.	Israel	100%
ICON Clinical Research Israel Ltd.	Israel	100%
Pharmaceutical Research Associates Italy S.r.l.	Italy	100%
Oncacare Italy S.r.l	Italy	100%
ICON Clinical Research GK	Japan	100%
ICON Investments Limited	Jersey	100%
PRA Health Sciences Kenya Limited	Kenya	100%
RPS Latvia SIA	Latvia	100%
UAB RPS Lithuania	Lithuania	100%
ICON Luxembourg S.à r.l.	Luxembourg	100%
RPS Malaysia Sdn. Bhd.	Malaysia	100%

Company	Country	Group ownership
ICON CRO Malaysia Sdn. Bhd.	Malaysia	100%
RPS Research México, S. de R.L. de C.V.	Mexico	100%
RPS Research Servicios, S. de R.L. de C.V.	Mexico	100%
ICON Clinical Research México, S.A. de C.V.	Mexico	100%
Pharmaceutical Research Associates Mexico S. de R.L. de C. V.	Mexico	100%
DOCS International B.V.	Netherlands	100%
ReSearch Pharmaceutical Services Netherlands B.V.	Netherlands	100%
Pharmaceutical Research Associates Group B.V.	Netherlands	100%
PRA International Operations B.V.	Netherlands	100%
Pharmaceutical Research Associates New Zealand Limited	New Zealand	100%
ICON Clinical Research (New Zealand) Limited	New Zealand	100%
RPS Research Norway AS	Norway	100%
RPS Panama Inc.	Panama	100%
ICON Clinical Research Perú S.A.	Peru	100%
RPS Perú S.A.C.	Peru	100%
RPS Research Philippines, Inc.	Philippines	100%
ICON Clinical Research Services Philippines, Inc.	Philippines	100%
Pharmaceutical Research Associates Sp. z o.o.	Poland	100%
Symphony Clinical Research Sp z.o.o.	Poland	100%
ICON Clinical Research Poland Sp z o.o.	Poland	100%
Curandus Sp z o.o.	Poland	100%
KCR S.A.	Poland	100%
KCR Placement Sp z o.o.	Poland	100%
PRA International Portugal, Unipessoal, Lda.	Portugal	100%
Research Pharmaceutical Services Puerto Rico, Inc.	Puerto Rico	100%
Pharmaceutical Research Associates Romania S.R.L.	Romania	100%
ICON Clinical Research S.R.L.	Romania	100%
Joint Stock Company IMP Logistics	Russia	100%
ICON Clinical Research (Rus) LLC	Russia	100%
KCR LLC	Russia	100%
ICON Clinical Research doo Beograd	Serbia	100%
Pharmaceutical Research Associates doo Beograd[2]	Serbia	100%
Pharmaceutical Research Associates Singapore Pte. Ltd.	Singapore	100%
ICON Clinical Research (Pte) Limited	Singapore	100%
Mapi Life Sciences Singapore Pte. Ltd.	Singapore	100%
Pharmaceutical Research Associates SK s.r.o.	Slovakia	100%
ICON Clinical Research Slovakia, s.r.o.	Slovakia	100%
KCR s.r.o.	Slovakia	100%
PRA Pharmaceutical S A (Proprietary) Limited	South Africa	100%
RPS Research South Africa (Proprietary) Limited	South Africa	100%
Accellacare South Africa (PTY) LTD	South Africa	100%
Mapi Korea Yuhan Hoesa/ Mapi Korea LLC	South Korea	100%
ICON Clinical Research Korea Limited	South Korea	100%
Pharmaceutical Research Associates Korea Limited	South Korea	100%
RPS ReSearch Ibérica, S.L.U.	Spain	100%
Oncacare (Spain), S.L.	Spain	100%
RPS Spain, S.L.	Spain	100%
ICON Clinical Research España, S.L.	Spain	100%

Company	Country	Group ownership
Pharmaceutical Research Associates España, S.A.U.	Spain	100%
KCR CRO, S.L.U.	Spain	100%
Accellacare España S.L.	Spain	100%
PRA International Sweden AB	Sweden	100%
DOCS International Sweden AB	Sweden	100%
DOCS International Switzerland GmbH	Switzerland	100%
ICON Clinical Research (Switzerland) GmbH	Switzerland	100%
PRA Switzerland AG	Switzerland	100%
ICON Clinical Research Taiwan Limited	Taiwan	100%
Pharmaceutical Research Associates Taiwan, Inc.	Taiwan	100%
ICON Clinical Research (Thailand) Limited	Thailand	100%
RPS Research (Thailand) Co., Ltd.	Thailand	100%
ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Turkey	100%
Pra Turkey Sağlik Araştirma Ve Geliştirme Limited Şirketi	Turkey	100%
KCR CRO Ltd.	United Kingdom	100%
ICON Clinical Research LLC	Ukraine	100%
IMP-Logistics Ukraine LLC	Ukraine	100%
DOCS Ukraine LLC	Ukraine	100%
Pharmaceutical Research Associates Ukraine LLC	Ukraine	100%
KCR Ukraine LLC	Ukraine	100%
Accellacare UK Limited	United Kingdom	100%
ICON Clinical Research (U.K.) Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 4 Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 5 Limited	United Kingdom	100%
ICON Clinical Research Holdings (U.K.) Limited	United Kingdom	100%
MeDiNova Lakeside Clinical Research Limited	United Kingdom	100%
MeDiNova Merc (UK) Limited	United Kingdom	100%
VSK (Kenilworth) Limited	United Kingdom	100%
Improving Treatments Limited	United Kingdom	100%
Aptiv Solutions (UK) Ltd	United Kingdom	100%
DOCS International UK Limited	United Kingdom	100%
ICON (LR) Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 2 Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 3 Limited	United Kingdom	100%
ICON Development Solutions Limited	United Kingdom	100%
ICON Investments (UK) Ltd	United Kingdom	100%
IMP Logistics UK Limited	United Kingdom	100%
Medeval Group Limited	United Kingdom	100%
OncaCare (U.K.) Limited	United Kingdom	100%
Pharm Research Associates (UK) Limited	United Kingdom	100%
Sterling Synergy Systems Limited	United Kingdom	100%
ICON Clinical Research (U.K.) No. 6 Limited	United Kingdom	100%
RPS Global S.A.	Uruguay	100%
RPS Latin America S.A	Uruguay	100%
KCR U.S., Inc.	USA - Delaware	100%
Human Behind Every Number, Inc.	USA - MA	100%
ICON Early Phase Services, LLC	USA - Texas	100%
ClinStar LLC	USA- California	100%

Company	Country	Group ownership
Nextrials, Inc.	USA- California	100%
Pharmaceutical Research Associates CIS, LLC	USA- California	100%
Pharmaceutical Research Associates Eastern Europe, LLC	USA- California	100%
Addplan, Inc.	USA- Delaware	100%
Beacon Bioscience, Inc	USA- Delaware	100%
C4 MedSolutions, LLC	USA- Delaware	100%
Care Innovations, Inc.	USA- Delaware	100%
Care Innovations, LLC	USA- Delaware	100%
CHC Group, LLC	USA- Delaware	100%
CRI NewCo, Inc.	USA- Delaware	100%
CRI Worldwide, LLC	USA- Delaware	100%
CRN Holdings, LLC	USA- Delaware	100%
CRN NORTH AMERICA, LLC	USA- Delaware	100%
Global Pharmaceutical Strategies Group, LLC	USA- Delaware	100%
ICON Clinical Investments, LLC	USA- Delaware	100%
ICON Clinical Research LLC	USA- Delaware	100%
ICON Laboratory Services, Inc.	USA- Delaware	100%
ICON Tennessee, LLC	USA- Delaware	100%
ICON US Holdings Inc.	USA- Delaware	100%
MMMM Consulting, LLC	USA- Delaware	100%
MMMM Group, LLC	USA- Delaware	100%
MolecularMD Corp.	USA- Delaware	100%
Parallel 6, Inc.	USA- Delaware	100%
PRA Early Development Research, Inc.	USA- Delaware	100%
PRA Health Sciences, Inc.	USA- Delaware	100%
PRA Holdings, Inc.	USA- Delaware	100%
PRA Receivables, LLC	USA- Delaware	100%
PriceSpective LLC	USA- Delaware	100%
PubsHub LLC	USA- Delaware	100%
ReSearch Pharmaceutical Services, Inc.	USA- Delaware	100%
Source Healthcare Analytics, LLC	USA- Delaware	100%
Symphony Health Solutions Corporation	USA- Delaware	100%
ICON Clinical Research, LP	USA- Delaware	100%
International Medical Technical Consultants, LLC	USA- Delaware	100%
Oncacare, Inc.	USA- Delaware	100%
PRA International, LLC	USA- Delaware	100%
ReSearch Pharmaceutical Services, LLC	USA- Delaware	100%
Roy RPS Holdings LLC	USA- Delaware	100%
RPS Global Holdings, LLC	USA- Delaware	100%
RPS Parent Holding LLC	USA- Delaware	100%
Sunset Hills, LLC	USA- Delaware	100%
Clinical Resource Network, LLC	USA- Illinois	100%
Accellacare of Christie Clinic, LLC	USA- Illinois	100%
CRI International, LLC	USA- New Jersey	100%
DOCS Global, Inc.	USA- New Jersey	100%
Managed Care Strategic Solutions, L.L.C.	USA- New Jersey	100%
Accellacare US Inc.	USA- North Carolina	100%
Accellacare of Charlotte, LLC	USA- North Carolina	100%

Company	Country	Group ownership
Accellacare of Hickory, LLC	USA- North Carolina	100%
Accellacare of Raleigh, LLC	USA- North Carolina	100%
Accellacare of Rocky Mount, LLC	USA- North Carolina	100%
Accellacare of Salisbury, LLC	USA- North Carolina	100%
Accellacare of Wilmington, LLC	USA- North Carolina	100%
Accellacare of Winston-Salem, LLC	USA- North Carolina	100%
Complete Healthcare Communications LLC	USA- Pennsylvania	100%
Complete Publication Solutions, LLC	USA- Pennsylvania	100%
Accellacare of Charleston, LLC	USA- South Carolina	100%
Accellacare of Bristol, LLC	USA- Tennessee	100%
Lifetree Clinical Research, LC	USA- Utah	100%
Pharmaceutical Research Associates, Inc.	USA- Virginia	100%
ICON Government and Public Health Solutions, Inc.	USA- Virginia	100%
ICON Clinical Research Vietnam LLC	Vietnam	100%

1 Mapi Research Trust is an association, its members are ICON Subsidiary entities
2 Pharmaceutical Research Associates doo Belgrade changed its name to ICON Clinical doo Beograd, with effect from January 17, 2025.

D. Description of Property

Our principal executive offices are located in South County Business Park, Leopardstown, Dublin, Republic of Ireland, where we own an office facility of approximately 15,000 square meters. We lease all other properties.

We maintain forty-nine offices in Europe; nine of our offices are in the UK, five in Spain, three in each of the Netherlands, Germany, Poland and Ukraine, two in each of France, Hungary, Ireland, Russia, Sweden and Bulgaria and one in each of Turkey, Belarus, Belgium, Czech Republic, Georgia, Israel, Italy, Latvia, Romania, Estonia and Slovakia. We maintain thirty-two offices in North America; twenty-eight in the United States, two in Canada and two in Mexico. We have seventeen offices in Asia; six in China (including one in Hong Kong), three in India, two in each of Japan and Singapore, and one in each of South Korea, Taiwan, Thailand and the Philippines. We have two offices in Australia. We have five offices in South America: one in each of Argentina, Brazil, Chile, Colombia and Peru. We maintain one office in South Africa.

Item 4A.   Unresolved Staff Comments.

Not applicable.

Item 5.   Operating and Financial Review and Prospects.

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements, accompanying notes and other financial information, appearing in Item 18. The consolidated financial statements have been prepared in accordance with U.S. GAAP. The information included in the discussion and analysis below provides details on the information for the years ended December 31, 2024 and December 31, 2023. Information related to the year ended December 31, 2022 has not been included. It can be found in the Company's filing of the form 20-F for the year ended December 31, 2023.

Overview

We are a CRO providing outsourced development services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At December 31, 2024, we employed approximately 41,900 employees, in 106 locations in 55 countries. During the year ended December 31, 2024 we derived 36.0%, 52.6% and 11.4% of our revenue in the United States, Europe, and the rest of the world, respectively (During the year ended December 31, 2023: 40.4%, 48.7% and 10.9% respectively).

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

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At December 31, 2024, we had unsatisfied performance obligations of $15.9 billion (see note 4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

A.    Operating Results

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Year Ended December 31,
	2024	2023	2023 to 2024
	Percentage of Revenue		Percentage Increase/(Decrease)
Revenue	100.0%	100.0%	2.0%
Costs and expenses:
Direct costs	70.6%	70.4%	2.2%
Selling, general and administrative expense	8.8%	9.4%	(5.2)%
Depreciation	1.7%	1.6%	9.6%
Amortization	4.2%	5.7%	(23.8)%
Transaction and integration related	0.3%	0.5%	(33.1)%
Restructuring	1.1%	0.6%	103.0%

Income from operations	13.3%	11.8%	14.8%

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

	Year Ended December 31,		Change
(in thousands)	2024	2023	$	%
Revenue	$8,281,676	$8,120,176	$161,500	2.0%

Revenue for the year ended December 31, 2024 increased by $161.5 million, or 2.0%, to $8,281.7 million, compared to $8,120.2 million for the year ended December 31, 2023. Revenue increased by 2.0% in constant currency terms. The increase in revenues in the year ended December 31, 2024 is due to the Company's acquisitions and continued organic growth.

During the year ended December 31, 2024 the Company derived 36.0%, 52.6% and 11.4% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $2,071.4 million in the year ended December 31, 2024 compared to $2,174.8 million in the year ended December 31, 2023 or 25.0% and 26.8% respectively. New customer accounts are continually added across the full portfolio of large pharma customer, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $415.9 million in the year ended December 31, 2024, to $2,793.0 million, compared to $2,377.1 million for the year ended December 31, 2023. Revenue in Ireland during the year ended December 31, 2024 increased by 17.5% compared to an overall increase in Group revenue of 2.0%. Revenue in Ireland is principally a function of our global contracting model (see note 22. Business Segment and Geographical Information for further details).

Revenue in the Rest of Europe decreased by $14.1 million or 0.9%, to $1,560.7 million in the year ended December 31, 2024, compared to $1,574.8 million for the year ended December 31, 2023. Revenue in the U.S. decreased by $298.5 million or 9.1%, to $2,985.3 million, compared to $3,283.8 million for the year ended December 31, 2023. Revenue in our Rest of World (‘Other’) region increased by $58.1 million or 6.6%, to $942.6 million, compared to $884.5 million for the year ended December 31, 2023.

Refer to note 22. Business Segment and Geographical Information, which details the Company's Global transfer pricing model.

Direct costs

	Year Ended December 31,
(in thousands)	2024	2023	Change
Direct costs	$5,845,319	$5,719,949	$125,370
% of revenue	70.6%	70.4%	2.2%

Direct costs for the year ended December 31, 2024 increased by $125.4 million, or 2.2%, to $5,845.3 million, compared to $5,719.9 million for the year ended December 31, 2023. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose due to an increase in third party investigator/other reimbursable costs and laboratories partially offset by decreases in personnel related costs, travel and other direct project driven costs. As a percentage of revenue, direct costs have increased to 70.6% of revenue during the year ended December 31, 2024 compared to 70.4% for the year ended December 31, 2023.

Selling, general and administrative

	Year Ended December 31,
(in thousands)	2024	2023	Change
Selling, general and administrative	$728,348	$768,559	$(40,211)
% of revenue	8.8%	9.4%	(5.2)%

Selling, general and administrative expenses for the year ended December 31, 2024 decreased by $40.2 million, or 5.2%, to $728.3 million, compared to $768.6 million for the year ended December 31, 2023. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditures, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses decreased to 8.8% of revenue during the year ended December 31, 2024, compared to 9.4% of revenue for the year ended December 31, 2023. The decrease in costs for the year ended December 31, 2024 primarily reflects decreases in personnel costs, facilities costs, favorable foreign exchange movements ($31.0 million) offset by increases in general overhead, professional fees and marketing costs.

Depreciation and amortization

	Year Ended December 31,
(in thousands)	2024	2023	Change
Depreciation	$138,209	$126,096	$12,113
% of revenue	1.7%	1.6%	9.6%
Amortization	$350,291	$459,854	$(109,563)
% of revenue	4.2%	5.7%	(23.8)%

Depreciation expense for the year ended December 31, 2024 increased by $12.1 million or 9.6%, to $138.2 million, compared to $126.1 million for the year ended December 31, 2023. The depreciation charge reflects the investments in facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 1.7% of revenues, for the year ended December 31, 2024 compared to 1.6% for the year December 31, 2023. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the year ended December 31, 2024 decreased by $109.6 million or 23.8%, to $350.3 million, compared to $459.9 million for the year ended December 31, 2023. The amortization expense represents the amortization of intangible assets acquired in connection with business combinations. As a percentage of revenue, the amortization expense decreased to 4.2% for the year ended December 31, 2024, compared to 5.7% of revenue for the year ended December 31, 2023. The decrease in amortization is due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

Restructuring, transaction and integration related expenses

	Year Ended December 31,
(in thousands)	2024	2023	Change
Transaction and integration related	$29,574	$44,176	$(14,602)
% of revenue	0.3%	0.5%	(33.1)%
Restructuring	$92,123	$45,390	$46,733
% of revenue	1.1%	0.6%	103.0%

During the year ended December 31, 2024, the Company incurred $29.6 million for transaction and integration related expenses. The charge includes costs associated with ongoing integration activities related to our recent acquisitions. Such costs include professional fees, legal costs and related integration costs offset by the remeasurement of liability-classified contingent consideration.

The Company has also undertaken a restructuring program aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. This program has resulted in a charge of $92.1 million in the year ended December 31, 2024. In the year ended December 31, 2023, a restructuring charge of $45.4 million was recognized. The restructuring plan reflects a workforce reduction of $74.5 million (December 31, 2023: $34.1 million) and an office consolidation program to optimize the Company's office footprint of $17.6 million (December 31, 2023: $11.3 million).

We expect to incur some additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors including the execution of integration activities.

Income from operations

	Year Ended December 31,
(in thousands)	2024	2023	Change
Income from operations	$1,097,812	$956,152	$141,660
% of revenue	13.3%	11.8%	14.8%

Income from operations increased by $141.7 million, or 14.8%, to $1,097.8 million, compared to $956.2 million for the year ended December 31, 2023. As a percentage of revenue, income from operations increased to 13.3% of revenues compared to 11.8% of revenues for year ended December 31, 2023. Excluding amortization of intangible assets, Income from operations increased by $32.1 million, or 2.3%, to $1,448.1 million, compared to $1,416.0 million for the year ended December 31, 2023.

Excluding amortization of intangible assets, Income from operations in Ireland increased to $919.1 million compared to $885.9 million for the year ended December 31, 2023.

In the Rest of Europe region, excluding amortization of intangible assets, income from operations increased to $216.8 million compared to $154.6 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the Rest of Europe region increased to 13.9% compared to 9.8% for the year ended December 31, 2023.

In the U.S. region, excluding amortization of intangible assets, income from operations decreased by $73.5 million, to $241.5 million, compared to $315.0 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the U.S. region decreased to 8.1% compared to 9.6% for the year ended December 31, 2023.

In other regions, excluding amortization of intangible assets, income from operations increased by $10.2 million to $70.7 million compared to $60.5 million for the year ended December 31, 2023. As a percentage of revenue, excluding amortization of intangible assets, income from operations in the other regions increased to 7.5% compared to 6.8% for the year ended December 31, 2023.

Interest income and expense

	Year Ended December 31,		Change
(in thousands)	2024	2023	$	%
Interest income	$8,609	$5,014	$3,595	71.7%
Interest expense	$(237,237)	$(336,699)	$99,462	(29.5)%

Interest expense decreased to $237.2 million compared to $336.7 million for the year ended December 31, 2023. The decrease in the period reflects significant repayments of the Company's loan facilities in 2023 and 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, the impact of reduced interest rates on the New Notes issued in May 2024 and the closure of the 2022 Swap and 2022 Caps. Interest income for the year ended December 31, 2024 increased to $8.6 million, compared to $5.0 million for the year ended December 31, 2023.

Income tax expense

	Year Ended December 31,		Change
(in thousands)	2024	2023	$	%
Income tax expense	$77,710	$11,749	$65,961	561.4%
Effective income tax rate	8.9%	1.9%

Income tax expense increased to $77.7 million compared to $11.7 million for the year ended December 31, 2023. The Company’s effective tax rate for the year ended December 31, 2024 was 8.9% compared to 1.9% for the year ended December 31, 2023 primarily due to changes in various tax laws and the level of deferred tax benefit associated with the amortization of intangible assets.

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

B.     Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflect the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between costs incurred and the total estimated contract costs. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts. In the Company's opinion, working capital is sufficient to meet the Company's present requirements.

Cash and cash equivalents and net borrowings

	Balance December 31, 2023	(Drawn down)/ repaid	Net cash inflow/ (outflow)	Other non-cash adjustments	Effect of exchange rates	Balance December 31, 2024
	(in thousands)
Cash and cash equivalents	378,102	—	182,679	—	(21,996)	538,785
Senior Secured Credit Facilities, 2026 Notes & New Notes	(3,775,589)	360,283	12,679	(23,533)	—	(3,426,160)
Net cash and cash equivalents and borrowings	(3,397,487)	360,283	195,358	(23,533)	(21,996)	(2,887,375)

Net cash and cash equivalents and borrowings is a useful measure that assists understanding of the Company’s liquidity and capital resources, which is relevant to the Company’s strategy. The Company’s cash and cash equivalents at December 31, 2024 amounted to $538.8 million compared $378.1 million at December 31, 2023.

Refer to note 13. Bank credit lines, loan facilities and notes for details on the Company's outstanding debt. Refer to note 15. Operating Leases for further details on the Company's contractual liabilities for lease arrangements.

Cash flows

Net cash from operating activities

Net cash provided by operating activities increased by $125.7 million to $1,286.7 million for the year ended December 31, 2024 as compared to net cash provided by operating activities of $1,161.0 million for the year ended December 31, 2023. The increase in net cash provided by operating activities of $125.7 million is primarily due to changes in working capital, which is discussed further below, in addition to reduced interest, changes in timing of income tax payments offset by restructuring outflows.

The change in working capital is primarily attributable to an increase in cash inflows from accounts receivable of $432.6 million, a decrease in cash inflows from unbilled revenue of $344.6 million and a decrease in cash inflows from unearned revenue of $172.3 million. These changes result from differences in timing of revenue recognition, cash collection and billing on clinical trials. The number of days’ revenue outstanding at December 31, 2024 was 47 days (September 30, 2024: 52 days, June 30, 2024: 51 days, March 31, 2024: 49 days, December 31, 2023: 47 days, September 30, 2023: 49 days, June 30, 2023: 52 days). A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Cash generated from working capital and days’ revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers, and movement in exchange rates also impact cash inflows and days' revenue outstanding.

Net cash used in investing activities

Net cash used in investing activities was $266.8 million for the year ended December 31, 2024 compared to net cash used in investing activities of $226.7 million for the year ended December 31, 2023. Net cash used in investing activities for the year ended December 31, 2024 was primarily related to cash outflows of $168.1 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $84.2 million in relation to the acquisitions of HumanFirst and KCR Group and $14.5 million in relation to investments in equity.

Net cash used in financing activities

Net cash used in financing activities amounted to $837.2 million for the year ended December 31, 2024 compared with net cash used in financing activities of $844.0 million for the year ended December 31, 2023. In the year ended December 31, 2024, the Company made a net repayment of $360.3 million on external financing (See the Consolidated Statements of Cash Flows for further details). In addition, see note 13. Bank credit lines, loan facilities and notes for further details on the New Notes issued in May 2024 and the use of proceeds. Further, the Company repurchased 2,179,699 ordinary shares for a total consideration of $500.0 million. These outflows were offset by $36.2 million received by the Company from the exercise of equity options issued as compensation.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $160.7 million for the year ended December 31, 2024 compared to an increase of $89.3 million for the year ended December 31, 2023.

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

D.     Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, or commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

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

The Company completed its most recent annual goodwill impairment testing as of September 30, 2024, a date which is consistent with the prior year. For the years ended December 31, 2024 and 2023, the Company determined that there was no impairment of goodwill.

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

F.     Summarized financial information of issuers and guarantors

In connection with the offering of the New Notes by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”), in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”).

The New Notes are the senior secured obligations of the Issuer and the Guarantors and the New Notes rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the 2026 Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer’s and the guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes (the “Collateral”) rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness. The New Notes and the guarantees are effectively senior to any of the Issuer’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the assets securing the New Notes and the guarantees. The New Notes and the guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of ICON’s subsidiaries that will not guarantee the New Notes, which includes all of ICON’s subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the 2026 Notes.

The New Notes are, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the 2026 Notes. The obligations of each Guarantor under its note guarantee are limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

•concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of New Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
•as to all Guarantors (other than ICON), at the time of any collateral release event;
•upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the New Notes;
•upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
•the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
•upon such Guarantor becoming an excluded subsidiary.

Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group" as of December 31, 2024 and December 31, 2023, and for the year ended December 31, 2024 and December 31, 2023. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

	(Unaudited)	(Unaudited)
	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
	(in thousands)
Revenue	$7,474,880	$7,444,520
Total costs and expenses (a)	6,647,712	6,683,520
Income from operations (a)	827,168	761,000
Net income (a) (b)	$699,018	$356,467

(a) Includes amortization of intangible assets of $344.4 million for the year ended December 31, 2024 and $452.8 million for the year ended December 31, 2023.
(b) Includes net intercompany interest expense of $144.4 million for the year ended December 31, 2024 and $130.0 million for the year ended December 31, 2023.

	(Unaudited)	(Unaudited)
	December 31, 2024	December 31, 2023
	(in thousands)
Current assets	$3,207,524	$2,941,492
Non-current assets (c)	62,996,507	61,347,045
Intercompany receivables	1,309,276	1,052,855
Total assets	$67,513,307	$65,341,392

Current liabilities	$2,561,140	$2,514,633
Non-current liabilities	4,380,570	4,799,554
Intercompany payables	5,029,580	4,618,868
Total liabilities	$11,971,290	$11,933,055

(c) Non-current assets include each Guarantor's investment in obligor subsidiaries, on a combined aggregated basis.

In the context of security for the New Notes, the combined financial information of entities whose securities are pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

Item 6. Directors, Senior Management and Employees.

A.Directors and Senior Management

The following table and accompanying biographies set forth certain information concerning each of ICON plc’s Directors, officers and other key employees as of February 21, 2025.

Name	Age	Position
Ciaran Murray	62	Chair and Director
Dr. Steve Cutler (1)(5)	64	Chief Executive Officer and Director
Nigel Clerkin (1)(5)	51	Chief Financial Officer
Barry Balfe (6)	46	Chief Operating Officer
Rónán Murphy (2)(3)(5)	67	Lead Independent Director
Dr. John Climax	72	Director
Eugene McCague (3)(4)	66	Director
Julie O'Neill (2)(3)	58	Director
Dr. Linda Grais (2)(4)	68	Director
Anne Whitaker (4)	57	Director
Diarmaid Cunningham	50	Chief Administrative Officer, General Counsel & Company Secretary

(1)Named Executive Officer of the Company.
(2)Member of Compensation and Organization Committee.
(3)Member of Audit Committee.
(4)Member of Nominating, Sustainability and Governance Committee.
(5)Member of Execution Committee.
(6)Named Executive Officer of the Company following his appointment as Chief Operating Officer, effective January 1, 2025.

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

Dr. Steve Cutler

Dr. Steve Cutler was appointed Chief Executive Officer of ICON plc in March 2017, having previously served as Chief Operating Officer from January 2014. Dr. Cutler served as Group President of Clinical Research Services since November 2011 until his appointment as Chief Operating Officer. Dr. Cutler was appointed to the Board of ICON plc in November 2015. Prior to joining the Company, Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe, as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles, Dr. Cutler held positions with Sandoz in Australia and Europe. Dr. Cutler holds a B.Sc. and a Ph.D. from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).
Nigel Clerkin
Mr. Nigel Clerkin was appointed as Chief Financial Officer of the Company in October 2024. Mr. Clerkin commenced his career with KPMG Dublin, before joining Elan Corporation where he held a number of roles of increasing responsibility over a fifteen-year career, culminating in the role of Group Chief Financial Officer in 2011, which he held until 2014. Mr. Clerkin then moved to be Chief Financial Officer at ConvaTec, a global medical and technologies company, before becoming UDG

Healthcare’s Chief Financial Officer in 2018. During his tenure with UDG Healthcare, Mr. Clerkin led substantial change and improvement programs and oversaw strong financial growth across multiple business lines. Most recently, Mr. Clerkin was Chief Financial Officer at LetsGetChecked, a global provider of at-home healthcare services. Mr. Clerkin holds a Bachelor of Science (Accounting) degree and a Master of Accounting degree from Queen’s University Belfast and is also a qualified chartered accountant and a fellow of Chartered Accountants Ireland.

Barry Balfe

Mr. Barry Balfe was appointed Chief Operating Officer effective January 2025. Mr. Balfe previously served as President of ICON Pharma Development Solutions. Mr. Balfe has been with ICON for over 20 years and has held a number of leadership roles across both full service and functional solutions at ICON where he has successfully grown business and has developed and led a number of new strategic partnerships with some of the world's largest pharmaceutical companies. Earlier roles have included EVP, Global Business Development. As part of the FSP leadership team, Mr. Balfe served as Senior Vice-President, Global Program Management where he oversaw operational design, planning & delivery within the resourcing & FSP businesses. Mr. Balfe initially joined ICON’s Business Development team in 2003, before taking on the leadership of ICON's U.S. FSP business in early 2007 and subsequently overseeing European FSP operations. Mr. Balfe holds a Bachelor of Science degree in chemistry, having studied at Dublin City University and Ecole Nationale Supérieure de Chimie de Toulouse. Mr. Balfe subsequently studied pharmacoepidemiology and pharmacovigilance at London School of Hygiene and Tropical Medicine, the University of London; and completed the Stanford Executive Program, Stanford Graduate School of Business in 2023.

Rónán Murphy
Mr. Rónán Murphy has served as an outside Director of the Company since October 2016. He was appointed as Lead Independent Director in January 2019. Mr. Murphy is the former Senior Partner of PwC Ireland. He was elected Senior Partner in 2007 and was re-elected for a further four year term in 2011. Following completion of the maximum two terms, Mr. Murphy retired from the firm in 2015. Mr. Murphy was also a member of the PwC EMEA Leadership Board for a five year period from 2010 to 2015. Mr. Murphy joined PwC in 1980 and was admitted to the Partnership in 1992. Mr. Murphy is presently Chairman of Greencoat Renewables PLC and a non-executive director of Norbrook Holdings Limited. Mr. Murphy previously served as a council member of the ESRI, as Chair of Business in the Community Ireland and as a non-executive Director of Davy Stockbrokers. He is also a founding Board Member of the British Irish Chamber of Commerce. Mr. Murphy completed a Bachelor of Commerce and Masters in Business Studies at University College Dublin before qualifying as a chartered accountant in 1982.
Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009 and as Chief Executive Officer from June 1990 to October 2002. Since January 2010 he has held a position as an outside Director and Emeritus Chair of the Company. In 2004 he established the Human Dignity Foundation, a Swiss charity dedicated to protecting vulnerable children from sexual exploitation and abuse. Dr. Climax has over 30 years of experience in the clinical research industry. Dr. Climax received his primary degree in Pharmacy from the University of Singapore, his Masters in Applied Pharmacology from the University of Wales and his Doctorate in Clinical Pharmacology from the National University of Ireland. He has authored a significant number of papers and presentations and is a holder of numerous active patents. Dr. Climax is an adjunct Professor at the Royal College of Surgeons in Ireland. He is currently Executive Chairman of DS Biopharma and Chairman and CEO of Afimmune, both of which are private companies.
Eugene McCague
Mr. Eugene McCague was appointed as an outside Director of the Company in October 2017. Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance. In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of the Irish branch of AON Insurance. Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of the Dublin Institute of Technology, chairman of the Dublin Institute of Technology Foundation, chairman of the governing authority of University College Dublin, director of Fly Leasing Limited and chairman of Ibec, Ireland’s leading business representative association. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006. Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.
Julie O’Neill
Ms. Julie O’Neill has served as an outside Director of ICON plc since July 2019. Ms. O’Neill was formerly Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., where she was responsible for global manufacturing operations and expanding and improving supply chain and quality operations in the US, Europe, and Asia. Before joining Alexion, Ms. O’Neill was Vice President of Operations and General Manager for Ireland at Gilead Sciences and earlier in her career, Ms. O'Neill held leadership positions in operations, manufacturing and quality functions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. Ms. O’Neill serves as a Board Member of DBV Technologies, Hookipa Pharma Inc., and Advancion (formerly Angus Chemical Company). Ms. O’Neill also chairs the board of Ireland’s National Institute for Bioprocessing Research and

Training ('NIBRT'). Ms. O’Neill holds a Bachelor of Science in Pharmacy from Trinity College Dublin, a Masters of Business Administration from University College Dublin and is a Chartered Director of The Institute of Directors in Ireland.

Dr. Linda Grais

Dr. Linda Grais has served as an outside Director of ICON plc since July 2021 having previously served as a member of the PRA Health Sciences board from October 2015 to July 2021. Dr. Grais served as a member of the board of directors of Ocera Therapeutics, Inc. from January 2008 through December 2017, as President and Chief Executive Officer of Ocera Therapeutics, Inc. from June 2012 to December 2017 and as member of the board of directors of Arca Biopharma, Inc from 2007 to 2024. Prior to her employment by Ocera, Dr. Grais served as a managing member at InterWest Partners, a venture capital firm from May 2005 until February 2011. From July 1998 to July 2003, Dr. Grais was a founder and executive vice president of SGX Pharmaceuticals Inc., a drug discovery company focusing on new treatments for cancer. Prior to that, she was a corporate attorney at Wilson Sonsini Goodrich & Rosati, where she practiced in such areas as venture financings, public offerings and strategic partnerships. Before practicing law, Dr. Grais worked as an assistant clinical professor of Internal Medicine and Critical Care at the University of California, San Francisco. Dr. Linda Grais currently serves on the board of directors of Corvus Pharmaceuticals and is a member of its audit committee. Dr. Grais received a B.A. from Yale University, an M.D. from Yale Medical School and a J.D. from Stanford Law School.

Anne Whitaker

Ms. Anne Whitaker was appointed as an outside Director of ICON plc in July 2024. Ms. Whitaker is an experienced executive with more than 30 years of experience in the life sciences industry across large pharmaceutical, biotech, and specialty pharmaceutical companies. Ms. Whitaker has extensive leadership experience, having been a CEO for three clinical-stage biotech businesses (Aerami Therapeutics, Synta Pharmaceuticals and Novoclem Therapeutics) complemented by substantial bigger pharma - most notably Bausch Health, Sanofi, and GSK. Ms. Whitaker held senior executive commercial roles with GSK at local US and global levels and was responsible for running Sanofi’s North America operations. Ms.Whitaker serves as the Chair of QurAlis and as a non-executive director of Nykode Therapeutics, Trinity Life Sciences, Byrn Pharma, Bespak, and is a Member of the Board of Trustees of the University of North Alabama. Ms. Whitaker previously served on the boards of Curio Digital Therapeutics, Ergomed plc, UDG Healthcare, Cree, Mallinckrodt, KNOW Bio, Novoclem Therapeutics, Vectura Group and Synta Pharmaceuticals. Ms. Whitaker holds a BSc in Chemistry and Business from the University of North Alabama.

Diarmaid Cunningham

Mr. Diarmaid Cunningham is Chief Administrative Officer, General Counsel and Company Secretary. Mr. Cunningham joined the Company as General Counsel in November 2009. From 2009 until 2013, Mr. Cunningham was based in the Company’s global headquarters in Dublin. In 2013, Mr. Cunningham was seconded to the Company’s U.S. headquarters in Pennsylvania and that secondment ended in 2018 when Mr. Cunningham returned to Dublin. In July 2016, Mr. Cunningham’s role expanded to include Chief Administrative Officer in addition to General Counsel which added responsibility for the Company’s Quality Assurance, Client Contracts Services, Facilities and Procurement groups in addition to his responsibility for the Company’s Legal group. In 2023, Symphony Health (ICON's data business) moved to report to Mr. Cunningham and was also added to his group. Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997, qualified as a lawyer in 2001 and completed the Stanford Executive Program at Stanford University in California in 2015. Mr. Cunningham served as Secretary to the Board of the Association of Clinical Research Organizations (ACRO) in 2013, 2014, 2020 and 2021. ACRO represents the CRO industry globally to key stakeholders including pharmaceutical, biotech and medical device companies, regulators, legislators and patient groups. Prior to joining the Company, Mr. Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms. In January 2021, Mr. Cunningham was appointed as a non-executive director of the Irish charity The Jack & Jill Foundation.

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

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives’ compensation are determined by the Compensation and Organization Committee based on the achievement of the Group’s and individual performance objectives and the CEO makes recommendations to the Committee regarding the performance assessment and the compensation package of the other key executives. Base salary, bonus awards and Directors’ fees were determined by the Compensation and Organization Committee in U.S. dollars, euro or British pound sterling.

Outside Directors’ remuneration

Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share equity incentive schemes. Up to April 1, 2024, each outside Director (excluding the Board Chairman) was paid an annual retainer of $90,000 and additional fees for Board Committee service. With effect from April 1, 2024, the annual retainer was increased to $100,000.

Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to the outside Director role of Chair. The current arrangement with the Chair provides for payment of €330,000 (translated at average rate for the year: $358,182) annually.

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

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation comprised of a base salary and a bonus incentive. The Committee targets total cash compensation with regard to healthcare/biopharmaceutical companies of similar market capitalization and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organization Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 85% and 135% of salary, based on Group and individual performance.

No bonus was awarded to Dr. Steve Cutler, Chief Executive Officer, Mr. Nigel Clerkin, Chief Financial Officer or Mr. Brendan Brennan, former Chief Financial Officer, for the year ended December 31, 2024. This was approved by the Compensation and Organization Committee.

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

During 2024, Performance Share Units (“PSUs”) which were awarded in 2021, subject to vesting, vested for Dr. Steve Cutler, Chief Executive Officer, in the amount of 4,452 from a potential grant of 20,708. The percentage granted reflects service and the Company's achievements of diluted non-GAAP specified EPS targets over the three year period from 2021 - 2023.

During 2024, Performance Share Units (“PSUs”) which were awarded in 2021, subject to vesting, vested for Brendan Brennan, then Chief Financial Officer, in the amount of 1,050 from a potential grant of 4,888. The percentage granted reflects service and the Company's achievements of diluted non-GAAP specified EPS targets over the three year period from 2021 - 2023.

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

Executive Compensation

Summary compensation table - Year ended December 31, 2024

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2024	1,234	—	130	31	1,395	3,082	44	4,521

Nigel Clerkin, Chief Financial Officer*	2024	124	—	—	18	142	105	—	247

Brendan Brennan, Former Chief Financial Officer**	2024	619	—	77	27	723	(586)	—	137
Total	2024	1,977	—	207	76	2,260	2,601	44	4,905
* Mr. Nigel Clerkin commenced employment with the Company in October 2024 and effective October 31, 2024 took over from Mr. Brendan Brennan as CFO.
** Mr. Brendan Brennan resigned on October 31, 2024. All unvested options, Restricted Share Units and Performance Share Units were forfeited on Mr. Brennan ceasing to be an ICON plc employee on October 31, 2024 resulting in a credit to share based compensation of $0.6 million. Included within this credit, is a charge of $0.2 million related to awards which vested during the period.

Summary compensation table - Year ended December 31, 2023

Name & principal position	Year	Salary	Bonus	Pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Dr. Steve Cutler Chief Executive Officer	2023	1,191	1,197	125	31	2,544	4,656	44	7,244

Brendan Brennan, Chief Financial Officer	2023	587	381	73	31	1,072	990	—	2,062
Total	2023	1,778	1,578	198	62	3,616	5,646	44	9,306

Director Compensation

Summary compensation table - Year ended December 31, 2024

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2024	—	—	—	—	300	358	658
Dr. Steve Cutler	2024	1,234	130	31	1,395	3,082	44	4,521
Rónán Murphy	2024	—	—	—	—	213	174	387
Dr. John Climax	2024	—	—	—	—	213	98	311
Joan Garahy*	2024	—	—	—	—	78	72	150
Eugene McCague	2024	—	—	—	—	213	130	343
Julie O'Neill	2024	—	—	—	—	213	123	336
Dr. Linda Grais	2024	—	—	—	—	213	119	332
Anne Whitaker**	2024	—	—	—	—	—	50	50
Total	2024	1,234	130	31	1,395	4,525	1,168	7,088
* Ms. Joan Garahy retired from the Board on July 23, 2024.
** Ms. Anne Whitaker was appointed to the Board on July 23, 2024.

Summary compensation table - Year ended December 31, 2023

Name	Year	Salary	Company pension contribution	All other compensation	Subtotal	Share-based compensation	Director’s fees	Total Compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Ciaran Murray	2023	—	—	—	—	300	356	656
Dr. Steve Cutler	2023	1,191	125	1,228	2,544	4,656	44	7,244
Rónán Murphy	2023	—	—	—	—	200	159	359
Dr. John Climax	2023	—	—	—	—	200	90	290
Joan Garahy	2023	—	—	—	—	200	123	323
Eugene McCague	2023	—	—	—	—	200	123	323
Julie O'Neill	2023	—	—	—	—	200	115	315
Dr. Linda Grais	2023	—	—	—	—	200	103	303
Total	2023	1,191	125	1,228	2,544	6,156	1,113	9,813

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

Directors’ and Executive Officers’ service agreements and letters of engagement

The following information reflects the agreements in effect as of December 31, 2024 or date of resignation / retirement if earlier.

Ciaran Murray

Mr. Ciaran Murray has served as Chair of the Board of Directors since May 2018 having served as Executive Chairman of the Board of Directors from March 2017 until May 2018. Mr. Murray served as Chief Executive Officer of the Company from October 2011 until March 2017. Mr. Murray has served as a Director of the Company since September 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. Mr. Murray entered into an agreement with the Company in respect of his role as Executive Chairman which was effective from March 2017. Mr. Murray’s Executive Chairman term expired on May 12, 2018 and he transitioned to Chair. The current arrangement with Mr. Murray provides for the payment to him of fees of €330,000 (translated at average rate for the year: $358,182) per annum in respect of his position as Chairman. His previous service agreement as Executive Chairman included termination provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions which still apply. He was previously granted and held at February 21, 2025 946 Restricted Share Units, which vest in May 2025.

Dr. Steve Cutler

Dr. Steve Cutler has served as Chief Executive Officer since March 2017 having served as Chief Operating Officer of the Company from January 2014 until March 2017. Prior to his appointment as Chief Operating Officer he served as Group President Clinical Research Services since November 2011. He has served as an Executive Director of the Company since November 2015. The Chief Executive Officer service agreement with Dr. Cutler is terminable on 12 months’ notice by either party. Under the terms of this agreement Dr. Cutler is entitled to receive an annual salary of $1,247,000 effective from April 1, 2024 and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a pension contribution, a car allowance of $12,000 and medical insurance coverage for himself and his dependents. He was previously granted and held at February 21, 2025 239,822 ordinary share options at exercise prices ranging from $83.47 to $325.51 per share, 22,037 Restricted Share Units which vest on various dates between March 2025 and March 2027 and 32,022 (up to a maximum of 64,044) Performance Share Units which vest between March 2025 and March 2027 subject to the fulfillment of certain performance conditions. His Chief Executive Officer service agreement requires him to devote his full time and attention to his duties for the Company excepting certain outside director positions authorized by the Company. The agreement with Dr. Cutler includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions. Dr. Cutler has a separate agreement with the Company in respect to his role as a director of ICON plc. Under the terms of this agreement he is entitled to receive an annual fee of $44,000.

Nigel Clerkin

Mr. Nigel Clerkin commenced employment with the Company in October 2024 and effective October 31, 2024 took over as Chief Financial Officer. The service agreement with Mr. Clerkin is terminable on 12 months' notice by either party. Under the terms of this agreement Mr. Clerkin is entitled to receive an annual salary of $618,678 (€570,000) and a bonus to be agreed by the Compensation and Organization Committee. He is also entitled to receive a car allowance of €15,000, medical insurance coverage for himself and his dependents and in lieu of the Company's pension contribution an allowance equal to 12.5% of his annual salary. On appointment, he was granted, and held at February 21, 2025 8,336 Restricted Share Units, which vest on various dates between October 2025 and October 2027. His service agreement requires him to devote his full time and attention to his duties for the Company except where the Company confirms in writing that engagement or interest in another business or occupation will not prevent him from properly performing his duties. The agreement with Mr. Clerkin includes termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Brendan Brennan

Mr. Brendan Brennan served as Chief Financial Officer from February 2012 to October 2024, having previously served as acting Chief Financial Officer since October 2011. Mr. Brennan resigned as Chief Financial Officer effective as at October 31, 2024. The service agreement with Mr. Brennan was terminable on 12 months’ notice by either party. Under the terms of this agreement Mr. Brennan was entitled to receive an annual salary of $618,584 (€569,913) effective from April 1, 2024 and a bonus to be agreed by the Compensation and Organization Committee. He was also entitled to receive a pension contribution, a car allowance of €20,000 and medical insurance coverage for himself and his dependents. All unvested options, Restricted Share Units and Performance Share Units were forfeited on Mr. Brennan ceasing to be an ICON plc employee on October 31, 2024. The agreement with Mr. Brennan included termination and change of control provisions and also includes certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Rónán Murphy

Mr. Rónán Murphy has served as Lead Independent Director from January 2019 having served as an outside Director of the Company since October 2016. The current arrangements with Mr. Murphy provide for the payment to him of Directors fees of $177,500 per annum. He was previously granted and held at February 21, 2025 8,084 ordinary share options at an exercise prices ranging from $90.03 to $125.74 and 694 Restricted Share Units, which vest in May 2025.

Dr. John Climax

Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently an outside Director of the Company. The current arrangements with Dr. Climax provide for the payment to him of Directors fees of $100,000 per annum. He was previously granted and held at February 21, 2025 12,698 ordinary share options at exercise prices ranging from $90.03 to $125.74 per share and 694 Restricted Share Units, which vest in May 2025.

Eugene McCague

Mr. Eugene McCague has served as an outside Director of the Company since October 2017. The current arrangements with Mr. McCague provide for the payment to him of Directors fees of $132,500 per annum. He was previously granted and held at February 21, 2025 3,255 ordinary share options at an exercise price of $125.74 and 694 Restricted Share Units, which vest in May 2025.

Julie O'Neill

Ms. Julie O'Neill has served as an outside Director of the Company since July 2019. The current arrangements with Ms. O'Neill provide for the payment to her of Directors fees of $125,000 per annum. She was previously granted and held at February 21, 2025 694 Restricted Share Units, which vest in May 2025.

Dr. Linda Grais

Dr. Linda Grais has served as an outside Director of the Company since July 2021 having served as a member of the PRA Health Sciences, Inc. board since October 2015. The current arrangements with Dr. Grais provide for the payment to her of Director fees of $132,500 per annum. She was previously granted and held at February 21, 2025 694 Restricted Share Units, which vest in May 2025.

Anne Whitaker

Ms. Anne Whitaker has served as an outside Director of the Company since July 2024. The arrangements with Ms. Whitaker provide for the payment to her of Directors fees of $112,500 per annum effective from July 23, 2024.

Joan Garahy

Ms. Joan Garahy served as an outside Director of the Company from November 2017 until July 23, 2024 when she retired from the Board of Directors at the AGM. She was previously granted and held on her retirement on July 23, 2024 5,005 ordinary share options at an exercise price of $125.74 and has 18 months from her retirement date to exercise her outstanding options in accordance with the terms and conditions of the grant. All unvested Restricted Share Units were forfeited on retirement from the Board of Directors.

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

As set out below, certain other matters are delegated to Board Committees and all Board Committees report to the Board. The Company maintains what it considers an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating, Sustainability and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Company to achieve its objectives. The Board meets at least four times each year. During the year ended December 31, 2024 the Board held five board meetings. All Directors allocated sufficient time to the Company during the year ended December 31, 2024 to effectively discharge their responsibilities to the Company.

Corporate Governance Guidelines

The Board of Directors adopted Corporate Governance Guidelines ("the Guidelines") on October 22, 2024 as a flexible framework for the conduct of the Board's business. The Guidelines reflect the Board's commitment to a system of governance that enhances corporate responsibility and accountability. The Guidelines cover the role of the Board, role of the Chair, the composition of the Board, the structure, operations, duties and responsibilities of the Board. The Nominating, Sustainability and Governance Committee will review the Guidelines annually and recommend any changes for approval by the Board.

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

The Board of Directors adopted a Non-Executive Director Policy for Service on April 24, 2018, amended it on April 21, 2020 and terminated it, effective October 22, 2024, on the adoption of the Guidelines. The Non-Executive Director Policy for Service provided that, subject to individual waiver by the Board, an outside Director of ICON plc shall serve on the Board of the Directors for an initial term which expired at the fourth annual general meeting after their appointment. Each outside director could serve a further term of 3 years, subject to the Board’s approval. After the second 3 year term the Board could request that the outside Director serve up to 3 further terms of 1 year each. After a third 1 year term the Board could request that the outside director serve for further 1 year terms in the event that the Board has particular requirement or desire for the outside director’s skill, knowledge or experience. For an outside Director who previously served as an executive of the Company, the initial 3 year term referred to in this policy was deemed to commence on the date that he/she is determined to be independent as per the NASDAQ Rules. This policy did not apply to Dr. John Climax as he is a founder of the Company. As each director is currently subject to annual election by shareholders, as detailed below, the Non-Executive Director Policy for Service was terminated and there are no term limits for the Board.

Notwithstanding the Company’s Constitution, the Board has a current policy, since July 2022 and as reflected in the Guidelines, that all Directors shall seek re-election by the shareholders on an annual basis and if a director fails to obtain the requisite shareholder votes to be re-elected in accordance with the Constitution, their appointment shall terminate automatically and with immediate effect. The Nominating, Sustainability and Governance Committee, in its annual review of Board composition, shall consider the issue of continuing director tenure and take appropriate steps to ensure that the membership of the Board contains the skills, knowledge and experience of Directors needed at that time, is periodically refreshed and takes those matters into account when recommending nominees to the Board for re-election to the Board at the annual meetings of shareholders. The Board decides whether or not to recommend for re-election each Director standing for re-election by the shareholders. At the AGM of the Company held in 2024, Ms. Joan Garahy, an independent outside director, decided not to stand for re-election and retired from the Board at the AGM, all other Directors offered themselves for re-election and the same approach will be followed for 2025.

Lead Independent Director

The Board of Directors adopted a Lead Independent Director Charter on February 14, 2017 and terminated it, effective October 22, 2024, on the adoption of the Guidelines which contain similar provisions to the charter. The Guidelines provide that when considered desirable by the Board, including when the Chairperson is not an independent Director or may not be considered independent by the Company’s stakeholders, the Board will elect one of the Board’s independent Directors to serve as the Lead Independent Director. Where the Chairperson is not independent, the Lead Independent Director is responsible for coordinating the activities of the independent Directors and shall perform such other duties as described in the Guidelines. Mr. Rónán Murphy was appointed as Lead Independent Director with effect from January 1, 2019.

Board Committees

The Board has delegated some of its responsibilities to Board Committees. There are currently four Committees. These are the Audit Committee, the Compensation and Organization Committee, the Nominating, Sustainability and Governance Committee and the Execution Committee. Each Committee has been charged with specific responsibilities and each has written terms of reference that are reviewed periodically. Minutes of Committee meetings are available to all members of the Board. The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board Committees. During 2024, the Audit Committee, Compensation and Organization Committee and Nominating, Sustainability and Governance Committee each completed a self-evaluation of the performance of the Committee and each Committee was satisfied with their performance.

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews the quarterly and annual financial statements, the effectiveness of the system of internal control and recommends the appointment and removal of the external auditors. It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Audit Committee pre-approves all audit and non-audit services provided to the Company by its external auditors on a quarterly basis. The Audit Committee, on a case by case basis, may approve additional services not covered by the quarterly pre-approval, as the need for such services arises. The Audit Committee reviews all services which are provided by the external auditor to review the independence and objectivity of the external auditor, taking into consideration relevant professional and regulatory requirements. The Chief Financial Officer, the Head of Internal Audit, the Chief Administrative Officer and General Counsel and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairperson at all times. The Audit Committee Charter was updated in February 2024 to include specific responsibilities in respect to the oversight and monitoring of the external reporting on environmental, social and governance (ESG) matters included in the financial statements and data quality related to such reporting in coordination with the Nominating, Sustainability and Governance Committee. The Audit Committee is currently comprised of three independent Directors: Mr. Rónán Murphy (Chairperson), Mr. Eugene McCague and Ms. Julie O'Neill.

Compensation and Organization Committee

The Compensation and Organization Committee is responsible for senior executive remuneration. The Committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Company. Annual bonuses for the executive Directors and senior executive management are determined by the Committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Company’s senior management and also oversees the Company’s overall compensation strategy and programs which management approve and implement. The Compensation and Organization Committee is currently comprised of the following independent Directors: Dr. Linda Grais (Chairperson), Mr. Rónán Murphy and Ms. Julie O'Neill. On July 23, 2024, Ms. Joan Garahy, on her retirement from the Board, stepped down as a member of the Committee, Dr. Linda Grais was appointed Chairperson and Ms. Julie O'Neill joined the Committee.

Nominating, Sustainability and Governance Committee

The Nominating, Sustainability and Governance Committee is responsible for Board succession, oversight of the Board and committee composition and performance and oversight of the Company's corporate governance and business ethics initiatives and strategies and activities in respect to environmental, social and governance (ESG) matters. The Committee reviews the membership of the Board of the Company and Board Committees on an ongoing basis. As part of this, it regularly evaluates the balance of skills, knowledge, experience on the Board and then, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board of the Company. In selecting candidates for recommendation to the Board, the Committee makes proposals based on merit while seeking to achieve a mix of Board members that enhances the skills and experience on the Board, including with respect to professional skills, relevant industry experience, specialized expertise, and international experience. When conducting a formal search for new director candidates, the Committee endeavors to include candidates with a broad range of backgrounds, skills, experiences and perspectives on the initial list of candidates from which new director nominees are chosen. The Committee uses external search consultants as needed to assist it in identifying potential new outside Directors. Any external search consultants engaged to assist in the search shall also be instructed to endeavor to include such candidates on the initial list. Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating, Sustainability and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board of the Company requires and would benefit from the potential candidate’s skills, knowledge and experience and, if it decides the potential candidate is suitable, the Committee would recommend to the Board of the Company that the potential candidate be appointed. The Board of the Company then decides whether or not to appoint the candidate. The Nominating, Sustainability and Governance Committee currently comprises the following independent Directors: Mr. Eugene McCague (Chairperson), Dr. Linda Grais and Ms. Anne Whitaker. On July 23, 2024, Ms. Joan Garahy and Ms. Julie O'Neill stepped down as members of the Committee and Dr. Linda Grais and Ms. Anne Whitaker joined the Committee.

Execution Committee

The primary function of the Execution Committee is to exercise the powers and authority of the Board in intervals between meetings of the Board only on matters that are not delegated to another committee of the Board or otherwise reserved to the full Board within the limits set out in the Charter of the Execution Committee. The Execution Committee exercises business judgment to act in what the Committee members reasonably believe to be in the best interest of the Company and its shareholders. All powers exercised by the Execution Committee are ratified at board meetings. This Committee convenes as often as it determines to be necessary or appropriate.The Execution Committee is currently comprised of the following Directors and Officers: Dr. Steve Cutler (Chairperson), Mr. Rónán Murphy and Mr. Nigel Clerkin. On July 23, 2024, Mr. Brendan Brennan stepped down as a member of the Committee and Mr. Diarmaid Cunningham joined the Committee. On February 18, 2025, Mr. Diarmaid Cunningham stepped down as a member of the Committee and Mr. Nigel Clerkin joined the Committee.

Attendance at Board and Committee meetings

Attendance at Board and Committee meetings by the Directors who held office during 2024 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organization	Nominating, Sustainability and Governance	Execution Committee (2)

Director	Number of meetings attended / number of meetings eligible to attend as a Director
Ciaran Murray (1)	5/5	—	—	—	—
Dr. Steve Cutler	5/5	—	—	—	—
Rónán Murphy (1)	5/5	4/4	4/4	—	—
Dr. John Climax (1)	5/5	—	—	—	—
Joan Garahy (1) (3)	2/2	—	2/3	2/3	—
Eugene McCague (1)	5/5	4/4	—	4/4	—
Julie O'Neill (1)	5/5	4/4	1/1	3/3	—
Dr. Linda Grais (1)	5/5	—	4/4	1/1	—
Anne Whitaker (1) (4)	3/3	—	—	1/1	—
(1)Independent Director as defined under NASDAQ Rule 5605(a)(2).
(2)All decisions by the Execution Committee were made by written resolution and therefore no meetings were held.
(3)Ms. Joan Garahy retired from the Board on July 23, 2024.
(4)Ms. Anne Whitaker was appointed to the Board on July 23, 2024.

D.Employees

At December 31, 2024, December 31, 2023 and December 31, 2022, we employed approximately 41,900, 41,100 and 41,100 people, respectively. Our employees are not unionized and we believe we have a satisfactory relationship with our employees.

E.Share Ownership

Shares

The following table sets forth certain information as of February 21, 2025 regarding beneficial ownership of our ordinary shares by all of our current Directors and executive officers. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Name of Owner or Identity of Group	No. of Shares (1)	% of total Shares
Ciaran Murray	20,000	0.02%
Dr. Steve Cutler	44,128	0.05%
Nigel Clerkin	—	—%
Rónán Murphy	2,596	—%
Dr. John Climax	427,297	0.53%
Eugene McCague	2,560	—%
Julie O'Neill	2,367	—%
Dr. Linda Grais	4,911	0.01%
Anne Whitaker	—	—%

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

Restricted Share Units and Performance Share Units

The following table sets forth certain information as of February 21, 2025 regarding beneficial ownership of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) which have been issued to our current Directors and executive officers.

Name of Owner or Identity of Group	No. of RSUs	Vesting Date	No. of PSUs (1)	Vesting Date
Ciaran Murray	946	May 22, 2025
Dr. Steve Cutler	3,019	March 3, 2025	10,565	March 3, 2025
	3,050	March 3, 2025	10,675	March 3, 2026
	3,080	March 3, 2025	10,782	March 3, 2027
	3,050	March 3, 2026
	3,080	March 3, 2026
	3,676	March 3, 2027
	3,082	March 3, 2027
Nigel Clerkin	2,778	October 31, 2025
	2,778	October 31, 2026
	2,780	October 31, 2027
Rónán Murphy	694	May 22, 2025
Dr. John Climax	694	May 22, 2025
Eugene McCague	694	May 22, 2025
Julie O'Neill	694	May 22, 2025
Dr. Linda Grais	694	May 22, 2025

(1)Of the issued PSUs, performance conditions will determine how many vest. If performance targets are exceeded, additional PSUs will be issued and will vest in accordance with the terms of the relevant PSU award. The PSUs vest based on service and specified EPS targets over the periods 2022 – 2024, 2023 – 2025 and 2024 - 2026. Depending on the actual amount of EPS from 2022 to 2026, up to a maximum of 32,022 additional PSUs may also be granted to Dr. Steve Cutler.

Share Options

The following table sets forth certain information as of February 21, 2025 regarding options to acquire ordinary shares of the Company by all of our current Directors and executive officers.

Name of Owner or Identity of Group	No. of Options (1)	Exercise price	Expiration Date
Dr. Steve Cutler	2,784	$83.47	March 3, 2025
	29,613	$115.11	March 3, 2026
	32,272	$140.38	March 3, 2027
	42,386	$159.33	March 3, 2028
	37,461	$174.96	March 3, 2029
	35,869	$231.68	March 3, 2030
	29,116	$233.88	March 3, 2031
	30,321	$325.51	March 3, 2032
Rónán Murphy	3,079	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026
Dr. John Climax	7,693	$90.03	May 19, 2025
	5,005	$125.74	May 18, 2026
Eugene McCague	3,255	$125.74	May 18, 2026
(1) The title of securities covered by all of the above options are non-qualified.

Equity Incentive Plans

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of ordinary shares that could be issued under the RSU Plan by 2.5 million shares and on November 6, 2024 the 2013 RSU Plan was amended and restated in order to increase the number of ordinary shares that can be issued under the RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or Non-Executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to Non-Executive Directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

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

On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans. An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

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

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of four to five years from date of grant and expire eight years from date of grant. Share options granted to Non-Executive Directors during 2018 vest over 12 months and expire eight years from the date of grant.

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

Item 7. Major Shareholders and Related Party Transactions.

A.Major Shareholders

The following table sets forth certain information regarding beneficial ownership of ICON's ordinary shares as of February 21, 2025 (i) by each person that beneficially owns more than 5% of the outstanding ordinary shares, based upon information known to us and publicly available information; and (ii) by all of our current Directors, officers and other key employees as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law. None of the persons listed below have voting rights that differ from any other person listed below.

	2024 (4)		2023 (5)		2022 (6)
Name of Owner or Identity of Group	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class	No. of Shares (1)	Percent of Class
WCM Investment Management (2)	6,334,890	7.8%	6,869,881	8.3%	5,885,414	7.2%
All Directors, officers and other key employees as a group (3)	935,499	1.2%	987,551	1.2%	1,116,311	1.4%

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
(3)Includes 298,120 ordinary shares issuable upon the exercise of stock options granted by the Company, 45,458 RSUs awarded by the Company to Directors, officers and other key employees and 85,062 PSUs awarded by the Company to Directors, officers and other key employees. Of the PSUs, performance conditions determine how many of them will vest and, if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award, the figure included is the maximum amount of PSUs that may be issued.
(4)This information is based on the Schedule 13F-HR/A filed with the SEC by WCM Investment Management on February 11, 2025 for shares held on December 31, 2024.
(5)This information is based on the Schedule 13G, Amendment No. 9 filed with the SEC by WCM Investment Management on January 30, 2024 for shares held on December 31, 2023.
(6)This information is based on the Schedule 13G, Amendment No. 8 filed with the SEC by WCM Investment Management on February 10, 2023 for shares held on December 31, 2022.
ICON plc, is not directly or indirectly, owned or controlled by another corporation or by any government.

B.Related Party Transactions

During the year, subsidiaries of the Company earned revenue of $0.3 million (December 31, 2023: $0.2 million) from Corvus Pharmaceuticals. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. At December 31, 2024, $0.1 million (December 31, 2023: $0.1 million) was noted as due from Corvus Pharmaceuticals.

During the year, subsidiaries of the Company earned revenue of $nil (December 31, 2023: $0.05 million) from Afimmune Limited. Dr. John Climax is Chief Executive Officer and a Director and shareholder of Afimmune Limited. At December 31, 2024, $0.1 million was noted as due from Afimmune Limited (December 31, 2023: $0.05 million).

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

On February 10, 2025, a shareholder of the Company filed a purported class action litigation against the Company, its Chief Executive Officer and its former Chief Financial Officer in the United States District Court for the Eastern District of New York. The shareholder purports to bring claims on behalf of all purchasers of ordinary shares of the Company during the period July 27, 2023, through October 23, 2024, pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, alleging misleading statements regarding the Company’s financial performance and future business prospects. The Company intends to defend the litigation vigorously.

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

Directors

Subject to certain exceptions, Directors may not vote on matters in which they have a material interest. Any Director who holds any executive office, serves on any Committee or otherwise performs services, which, in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Directors may determine. The Directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. There is no requirement for Directors to hold shares set out in the Constitution. The Directors are not required to retire at any particular age. The Constitution provides that one-third of the Directors must retire and offer themselves for re-election at each Annual General Meeting ("AGM") of the Company and that the Directors to retire by rotation are those who have been longest in office since their last appointment or reappointment. However in July 2022, the Board of Directors unanimously agreed that all of the Directors will retire and stand for re-election annually at each AGM and this is reflected in the Corporate Governance Guidelines adopted on October 22, 2024. All of the shareholders entitled to attend and vote at the AGM may vote on the re-election of Directors.

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
Senior Secured Credit Facilities
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
On March 14, 2024, the parties to the credit agreement entered into a Third Amendment (the “Third Amendment”) in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility. With respect to the senior secured term loan facility, the repricing culminated in a margin reduction of 25 basis points, from 2.25% (based on the then-current first lien net leverage ratio) to 2.0%; and the elimination of the credit adjustment spread. The combination of the above resulted in an overall reduction of 51 basis points on the senior secured term loan facility (assuming quarterly refixing).

With respect to the senior secured revolving credit facility, the repricing culminated in a margin reduction of 0.40%, from 1.25% (based on the then-current S&P corporate family rating) to 0.85%, which is subject to change pursuant to a pricing grid based on the current corporate family rating assigned by S&P; and the elimination of the credit adjustment spread. There were also concurrent fee adjustments to the senior secured revolving credit facility; the commitment fee on drawings was reduced from 0.4375% to 0.2975%, (based on our current corporate family rating from S&P) while the utilization fee increased by 15 basis points, dependent on amount utilized.
Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2024, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

Reflecting the Third Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.45%, 0.10% or –% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+ or BBB- (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.45%, 1.10%, 0.85%, 0.65%, or 0.50% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

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
The New Notes
On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer’s and the Guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

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

The standard rate of Irish corporation tax on trading income (with certain exceptions) is currently 12.5%. Corporation tax is charged at the rate of 25% on a company's non-trading income and certain types of trading income not eligible for the lower rate of 12.5% referred to above. An Irish Qualifying Domestic Top-up tax ("QDTT") and Income Inclusion rule ("IIR"), applying to businesses with consolidated group revenues of €750m or more in at least two of the four preceding fiscal years, has been in force from 1 January 2024, providing for a minimum effective tax rate of 15% on Irish profits (QDTT) and a top up to a minimum of 15% on overseas profits of subsidiaries, if applicable (IIR).

A research and development tax credit is available in Ireland where an Irish resident company incurs qualifying expenditure on research and development activities. Qualifying expenditure incurred in accounting periods commencing on or before 1 January 2024 results in a tax credit of 30% of that expenditure.

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

Irish income tax on dividends

Irish resident or ordinarily resident shareholders will generally be liable to Irish income tax on dividend income at their marginal rate of income tax. This income may also be liable to Pay Related Social Insurance (“PRSI”) of up to 4.1% (4.2% from 1 October 2025) and the Universal Social Charge (“USC”) of up to 11% (up to 15.1% in total).

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

The tax-free threshold amounts that apply are:

•€20,000 in the case of persons who are not related to one another;

•€40,000 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•€400,000 in the case of gifts and inheritances received by a child from a parent (or by a minor child of a deceased child of a grandparent) and specified inheritances received by a parent from a child for gifts or inheritances taken on or after October 9, 2019.

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

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including prescribing the furnishing and content of proxy statements to shareholders and our officers, Directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We are also subject to foreign currency transaction exposures as the currency in which our contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts may be priced in a single currency, most often U.S. dollars, or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our foreign currency exposures and enter into forward currency contracts to manage our exposure. We had no open foreign currency contracts at December 31, 2024.

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2024	2023	2024	2023
Euro:USD	1.0854	1.0795	1.0354	1.1039
Pound Sterling:USD	1.2809	1.2382	1.2516	1.2731

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

As the Company has variable rate debt, fluctuations in interest rates affect our business. We do not hedge our variable rate debt and therefore, may incur higher interest costs on any unhedged debt. Previously, we attempted to minimize interest rate risk and lower our overall borrowing costs through the utilization of interest rate caps and an interest rate swap derivative agreements.

During the year, the Company’s exposure to interest rate fluctuations significantly reduced with the voluntary and mandatory repayments of the senior secured term loan facility (refer to note 13. Bank credit lines, loan facilities and notes). Given this reduction and the repricing of the Senior Secured Credit facilities, the Company closed the 2022 Caps and 2022 Swap agreements.

At December 31, 2024, 73% of the Company's outstanding debt was at a fixed interest rate (December 31, 2023: 13%).

We regularly evaluate our debt arrangements, as well as market conditions, and we will explore the opportunity to modify our existing arrangements or pursue additional financing arrangements that may result in the issuance of new debt securities by us or our affiliates.

The sensitivity analysis below represents the hypothetical change in the net interest payable of a 1% movement in market interest rates.

	Interest for the year ended December 31, 2024	Interest Change 1% increase in market interest rate	Interest Change 1% decrease in market interest rate
	(in thousands)
Interest income	$8,609	$13,639	$3,579
Interest expense*	(237,237)	(254,987)	(219,487)
	$(228,628)	$(241,348)	$(215,908)

*At December 31, 2024, 73% of the interest costs fixed due to our 2026 Notes and New Notes. $23.5 million financing fees have been allocated to interest cost which are not impacted by a change in interest rate.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

A.Disclosure controls and procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures as at December 31, 2024. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2024 and December 31, 2023 were KPMG, Dublin, Ireland (Audit firm ID: 1116). The table below summarizes the fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2024 and December 31, 2023 and fees billed for other services rendered by KPMG.

	Year Ended
	December 31, 2024		December 31, 2023
	(in thousands)	% of total	(in thousands)	% of total
Audit fees[1]	$3,647	44.1%	$3,818	63.7%
Audit related fees[2]	517	6.3%	100	1.7%
Tax compliance and the preparation of tax returns	756	9.1%	931	15.5%
Total audit, audit related and tax compliance fees	4,920	59.5%	4,849	80.9%

Other tax planning and consulting services[3]	2,114	25.6%	249	4.1%
Tax advice relating to integration of ICON and PRA[4]	1,036	12.5%	897	15.0%
Other fees[5]	193	2.4%	—	—%
Total non-audit service fees	$3,343	40.5%	$1,146	19.1%
Total fees	$8,263	100.0%	$5,995	100.0%

1Audit fees include annual audit and quarterly review fees for the Company and its subsidiaries and services provided in connection with statutory and regulatory filings.

2Audit related fees principally consist of fees for assurance and related services, such as financial due diligence services, fees for the audit of employee benefit plans and fees for pension reviews.

3Other tax planning and consulting services represents services across a number of areas including in relation to the Group's financing facilities and other ad hoc tax advisory and planning.

4Tax advice relating to the integration of ICON and PRA including integration of business activities and the elimination of legal entities.

5Other fees primarily consist of permissible services in relation to environment, social and governance reporting advice. There were no other fees billed to the company in the “other fees” category during the year ended December 31, 2023.

The Audit Committee pre-approves all audit and non-audit services provided to the Company by its auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500.0 million of the outstanding ordinary shares of the Company. On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company.

In the year ended December 31, 2024, 2,179,699 ordinary shares were redeemed by the Company at an average price of $229.39 per share for a total consideration of $500.0 million.

As of December 31, 2024, the Company had remaining authorization to repurchase up to $250.0 million of ordinary shares under the Repurchase Program.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (in millions)
September 09/18/2024 - 09/25/2024	337,070	$296.67	337,070	$400.0
October 10/28/2024 - 10/31/2024	409,512	$228.57	409,512	$556.4
November 11/01/2024 - 11/07/2024	479,524	$221.87	479,524	$450.0
December 12/02/2024 - 12/19/2024	953,593	$209.73	953,593	$250.0
	2,179,699	$229.39	2,179,699

On February 18, 2025, the Company's Board of Directors authorized an additional buyback program of up to $750.0 million of the outstanding ordinary shares of the Company. Along with unutilized amounts under the previous authorizations, this permits the Company to repurchase up to $1 billion worth of ordinary shares.

No ordinary shares were redeemed by the Company during the year ended December 31, 2023.

In the year ended December 31, 2022, 420,530 ordinary shares were redeemed by the Company at an average price of $237.75 per share for a total consideration of $100.0 million.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 23, 2024, which renewed the authorization for the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. All ordinary shares that were repurchased under the buyback program were canceled in accordance with the constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

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

KPMG, our current independent registered public accounting firm, who have audited the financial statements as presented in this Form 20-F are expected to resign shortly after the filing of our Form 20-F, other than for purposes of auditing financial statements as presented under local accounting standards for the year ending December 31, 2024, after which they will resign for all purposes.

During the two fiscal years ended December 31, 2024 and December 31, 2023 and any subsequent interim period there were: (1) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events as defined under Item 16F(a)(1)(v).

The audit reports of KPMG on the financial statements of the Company as of and for the years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Company requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 21, 2025 is filed as Exhibit 16.1 to this annual report.

Item 16G. Corporate Governance

See Item 10 "Exemptions from Corporate Governance Listing Requirements under the NASDAQ Marketplace Rules".

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

ICON has a Share Trading Policy (the “Share Trading Policy”), which, among other things, governs the purchase, sale and other dispositions of ICON's securities by our Directors, officers and employees. Our Share Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NASDAQ listing standards. A copy of our Share Trading Policy is filed as Exhibit 11.1 to this annual report.

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

To date, no cyber-attacks have had a material impact on operations or financial reporting. For more information about the cybersecurity risks we face, please see Item 3.D- Risk Factors.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework 2013. Based upon the assessment performed, we determined that, as of December 31, 2024 the Company's internal control over financial reporting was effective. There have been no changes in the Company's internal control over financial reporting during 2024 that have materially affected, or are reasonably likely to affect materially, the Group's internal control over financial reporting.

KPMG, an independent registered public accounting firm, has audited the consolidated financial statements of ICON plc and subsidiaries as of and for the year ended December 31, 2024, included herein, and has issued an audit report on the effectiveness of our internal control over financial reporting, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors,
ICON plc:
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

As discussed in Note 3 to the consolidated financial statements, the Company recognized revenue of US$8,281,676 thousand for the year ended December 31, 2024, a portion of which relates to clinical trial service revenue. As discussed in Note 2 to the consolidated financial statements, clinical trial service revenue is recognized over time, using an input measure, being total project costs (inclusive of third-party costs, principally pass-through/ reimbursable expenses) incurred at each reporting period as a percentage of forecasted total project costs, to measure progress towards satisfying the Company’s performance obligation. The transaction price is based on the contract or latest change order value, adjusted to reflect the estimated realizable contract value.

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

February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
ICON plc:

Opinion on Internal Control Over Financial Reporting

We have audited ICON plc and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2025, expressed an unqualified opinion on those consolidated financial statements.

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

(signed) KPMG

Dublin, Ireland

February 21, 2025

ICON plc
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$538,785	$378,102
Available for sale investments (Note 8)	—	1,954
Accounts receivable, net of allowance for credit losses (Note 4)	1,401,989	1,790,322
Unbilled revenue (Note 4)	1,286,274	951,936
Other receivables	79,487	65,797
Prepayments and other current assets	140,435	132,105
Income taxes receivable	83,523	91,254
Total current assets	$3,530,493	$3,411,470

Non-current assets:
Property, plant and equipment, net (Note 9)	382,879	361,184
Goodwill (Note 10)	9,051,410	9,022,075
Intangible assets, net (Note 11)	3,559,792	3,855,865
Operating right-of-use assets (Note 15)	147,602	140,333
Other receivables	72,796	78,470
Deferred tax asset (Note 20)	74,758	73,662
Investments in equity (Note 8)	57,948	46,804
Total Assets	$16,877,678	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$173,025	$131,584
Unearned revenue (Note 4)	1,614,758	1,654,507
Other liabilities (Note 12)	923,603	915,399
Income taxes payable	55,258	13,968
Current bank credit lines, loan facilities and notes (Note 13)	29,762	110,150
Total current liabilities	$2,796,406	$2,825,608

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net (Note 13)	3,396,398	3,665,439
Lease liabilities (Note 15)	140,085	126,321
Non-current other liabilities (Note 16)	83,470	45,998
Non-current income taxes payable	125,834	186,654
Deferred tax liability (Note 20)	812,486	899,100
Commitments and contingencies (Note 17)	—	—
Total Liabilities	$7,354,679	$7,749,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized (Note 18),
80,756,860 shares issued and outstanding at December 31, 2024 and 82,495,086 shares issued and outstanding at December 31, 2023.	6,586	6,699
Additional paid-in capital	7,020,231	6,942,669
Other undenominated capital (Note 18b)	1,304	1,162
Accumulated other comprehensive loss (Note 24)	(229,929)	(143,506)
Retained earnings	2,724,807	2,433,719
Total Shareholders' Equity	$9,522,999	$9,240,743
Total Liabilities and Shareholders’ Equity	$16,877,678	$16,989,863
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2024	2023	2022
	(in thousands, except share and per share data)

Revenue	$8,281,676	$8,120,176	$7,741,386

Costs and expenses:
Direct costs	5,845,319	5,719,949	5,527,045
Selling, general and administrative	728,348	768,559	778,753
Depreciation and amortization	488,500	585,950	569,513
Transaction and integration related (Note 6)	29,574	44,176	39,695
Restructuring (Note 19)	92,123	45,390	31,143
Total costs and expenses	7,183,864	7,164,024	6,946,149

Income from operations	1,097,812	956,152	795,237
Interest income	8,609	5,014	2,345
Interest expense (Note 13)	(237,237)	(336,699)	(229,731)

Income before income tax expense	869,184	624,467	567,851
Income tax expense (Note 20)	(77,710)	(11,749)	(59,411)

Income before share of losses from equity method investments	791,474	612,718	508,440
Share of losses from equity method investments	—	(383)	(3,136)
Net income	$791,474	$612,335	$505,304

Net income per ordinary share (Note 23):

Basic	$9.60	$7.46	$6.20
Diluted	$9.53	$7.40	$6.13

Weighted average number of ordinary shares outstanding (Note 23):

Basic	82,482,764	82,101,813	81,532,320
Diluted	83,032,424	82,717,640	82,468,363
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Net income	$791,474	$612,335	$505,304
Other comprehensive income, net of tax:
Currency translation adjustment	(84,927)	26,221	(89,530)
Remeasurement of retirement benefit obligations	(6,077)	244	12,657
Gain / (loss) on cash flow hedge	4,581	1,567	(3,728)
Total comprehensive income	$705,051	$640,367	$424,703
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at January 1, 2022	81,554,683	$6,640	$6,733,910	$1,134	$(90,937)	$1,416,080	$8,066,827
Comprehensive income (net of tax):
Net income	—	—	—	—	—	505,304	505,304
Currency translation adjustment	—	—	—	—	(89,530)	—	(89,530)
Remeasurement of retirement benefit obligations	—	—	—	—	12,657	—	12,657
Loss on cash flow hedge	—	—	—	—	(3,728)	—	(3,728)
Total Comprehensive Income							424,703
Exercise of share options	348,286	21	35,807	—	—	—	35,828
Issue of restricted share units / performance share units	241,116	16	—	—	—	—	16
Share based compensation expense	—	—	70,606	—	—	—	70,606
Share issuance costs	—	—	(17)	—	—	—	(17)
Repurchase of ordinary shares	(420,530)	(28)	—	28	—	(99,983)	(99,983)
Share repurchase costs	—	—	—	—	—	(17)	(17)
Balance at December 31, 2022	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,821,384	$8,497,963
Comprehensive income (net of tax):
Net income	—	—	—	—	—	612,335	612,335
Currency translation adjustment	—	—	—	—	26,221	—	26,221
Remeasurement of retirement benefit obligations	—	—	—	—	244	—	244
Gain on cash flow hedge	—	—	—	—	1,567	—	1,567
Total Comprehensive Income							640,367
Exercise of share options	535,705	35	50,923	—	—	—	50,958
Issue of restricted share units / performance share units	235,826	15	—	—	—	—	15
Share based compensation expense	—	—	51,456	—	—	—	51,456
Share issuance costs	—	—	(16)	—	—	—	(16)
Balance at December 31, 2023	82,495,086	$6,699	$6,942,669	$1,162	$(143,506)	$2,433,719	$9,240,743
Comprehensive income (net of tax):
Net income	—	—	—	—	—	791,474	791,474
Currency translation adjustment	—	—	—	—	(84,927)	—	(84,927)
Remeasurement of retirement benefit obligations	—	—	—	—	(6,077)	—	(6,077)
Gain on cash flow hedge	—	—	—	—	4,581	—	4,581
Total Comprehensive Income							705,051
Exercise of share options	311,040	20	36,158	—	—	—	36,178
Issue of restricted share units / performance share units	130,433	9	—	—	—	—	9
Share based compensation expense	—	—	41,426	—	—	—	41,426
Share issuance costs	—	—	(22)	—	—	—	(22)
Repurchase of ordinary shares	(2,179,699)	(142)	—	142	—	(499,998)	(499,998)
Share repurchase costs	—	—	—	—	—	(388)	(388)
Balance at December 31, 2024	80,756,860	$6,586	$7,020,231	$1,304	$(229,929)	$2,724,807	$9,522,999
The accompanying notes are an integral part of these consolidated financial statements.

ICON plc
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	(in thousands)
Cash flows provided by operating activities:
Net income	$791,474	$612,335	$505,304

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	488,500	585,950	569,513
Impairment of operating right-of-use assets and related property, plant and equipment	15,731	8,686	28,767
Reduction in carrying value of operating right-of-use assets	39,787	41,546	45,215
Loss on equity method investments	—	383	3,136
Acquisition-related gain	—	(6,160)	—
Amortization of financing costs and debt discount	23,533	16,402	17,749
Stock compensation expense	45,870	55,667	70,523
Deferred tax benefit	(100,542)	(85,403)	(124,985)
Unrealized foreign exchange movements	6,911	19,706	(13,009)
Other non-cash items	31,900	24,332	11,324
Changes in operating assets and liabilities:
Accounts receivable	349,309	(83,296)	(420,695)
Unbilled revenue	(339,921)	4,716	(332,592)
Unearned revenue	(37,743)	134,566	192,944
Other net assets	(28,157)	(168,403)	10,121
Net cash provided by operating activities	1,286,652	1,161,027	563,315

Cash flows used in investing activities:
Purchase of property, plant and equipment	(168,060)	(140,692)	(142,160)
Purchase of subsidiary undertakings (net of cash acquired)	(84,159)	(71,766)	—
Movement of available for sale investments	—	(241)	(1)
Proceeds from investments in equity	2,690	—	1,906
Purchase of investments in equity	(17,261)	(13,954)	(5,612)
Net cash used in investing activities	(266,790)	(226,653)	(145,867)

Cash flows used in financing activities:
New Notes issue costs	(12,679)	—	—
Drawdown of credit lines and loan facilities	2,317,480	370,000	75,000
Repayment of credit lines and loan facilities	(2,677,763)	(1,265,000)	(875,000)
Proceeds from exercise of equity compensation	36,187	50,973	35,844
Share issue costs	(22)	(16)	(17)
Repurchase of ordinary shares	(499,998)	—	(99,983)
Share repurchase costs	(388)	—	(17)
Net cash used in financing activities	(837,183)	(844,043)	(864,173)

Effect of exchange rate movements on cash	(21,996)	(997)	(16,720)
Net increase/(decrease) in cash and cash equivalents	160,683	89,334	(463,445)
Cash and cash equivalents at beginning of year	378,102	288,768	752,213
Cash and cash equivalents at end of year	$538,785	$378,102	$288,768
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

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or a “blended-service” solution. At December 31, 2024 we had approximately 41,900 employees, in 106 locations in 55 countries. During the year ended December 31, 2024, we derived 36.0%, 52.6% and 11.4% of our revenue in the United States, Europe and Rest of World, respectively.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The principal management estimates and judgments used in preparing the financial statements relate to revenue recognition, intangible assets acquired in a business combination, goodwill impairment and income taxation.

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

Financial instruments are measured at amortized cost or fair value using a fair value hierarchy of valuation inputs. The fair value hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

Transactions in currencies other than the functional currency of the subsidiaries of the Company are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency of the subsidiaries of the Company are translated into the functional currency of that entity at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income. Foreign currency gains and losses on intercompany transactions classified as long-term investments are reported in other comprehensive income/loss as currency translation adjustments. Amounts charged or credited to the Consolidated Statements of Operations for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 were as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Amounts (credited) / charged	$(18,085)	$12,916	$(25,997)

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

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

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

Long term investments

The Company classifies its interests in funds having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2024 and December 31, 2023 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at December 31, 2024 and December 31, 2023 qualify for the Net Asset Value ("NAV") practical expedient in ASC Topic 820, Fair value Measurements ("ASC 820"). Any increases or decreases in fair value are recognized in earnings in the period.

Investments in equity which do not qualify for the NAV practical expedient are measured at cost, less impairment.

Equity method investments

The Company’s investments that are not consolidated are accounted for under the equity method if the Company exercises significant influence. These investments are classified as equity method investments on the Consolidated Balance Sheet. The Company records its pro rata share of the earnings/losses of these investments in Share of losses in equity investments in the Consolidated Statement of Operations. The Company reviews equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

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

Leases

The Company determines if an arrangement is a lease at inception and reassess if there are changes in terms and conditions of the contract. Finance leases, if any, are depreciated on the same basis as property, plant and equipment. At December 31, 2024 and December 31, 2023, the Company did not account for any leases as finance leases.
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

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	8 - 23 years
Order backlog	3 - 5 years
Trade names	3 years
Patient database	7 years
Technology assets	5 years

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

Derivative financial instruments

The Company has used derivative financial instruments to reduce exposures to interest rates. Derivatives are recorded on the Consolidated Balance Sheet at fair value at each balance sheet date utilizing pricing models for non-exchange-traded contracts.

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

Transaction and integration-related expenses

Transaction and integration-related expenses are the incremental costs directly attributable to completion and integration activities associated with the Company’s recent acquisitions. The costs consist of investment banking fees, advisory costs, professional fees, legal costs, retention agreements with employees, and ongoing integration activities offset by the remeasurement of liability-classified contingent consideration. The Company accounts for these transaction and integration-related costs as expenses in the period in which the costs are incurred and the services are received.

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

Impact of Recently Issued or Adopted Accounting Standards
Accounting pronouncements recently adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends the guidance in ASC Topic 280, Segment Reporting (“Topic 280”). The amended guidance requires disclosure of significant segment expenses and other segment items on an annual and interim basis, as well as additional qualitative disclosures. Furthermore, all disclosures about a reportable segment’s profit or loss, which are currently required annually, will be mandated for interim periods. The Company adopted ASU 2023-07 effective January 1, 2024, which resulted in additional segment reporting related disclosures. Refer to note 22. Business Segment and Geographical Information.

Accounting pronouncements issued but not adopted as of December 31, 2024

The following accounting pronouncements have been issued, but not yet adopted, as of December 31, 2024:

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

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new requirements are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Requirements are to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its consolidated financial statements.

3. Disaggregation of Revenue
Revenue disaggregated by customer concentration is as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Top client	$639,520	$721,309	$683,546
Clients 2-5	1,431,873	1,453,508	1,506,087
Clients 6-10	1,306,604	1,188,943	1,112,636
Clients 11-25	1,774,160	1,743,539	1,585,739
Other	3,129,519	3,012,877	2,853,378
Total	$8,281,676	$8,120,176	$7,741,386
There was no revenue from individual customers greater than 10% of consolidated revenue in the respective years. Our customers have similar profiles and economic characteristics, and therefore have similar degrees of risk and growth opportunities.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivable and unbilled revenue are as follows:

	December 31, 2024	December 31, 2023
	(in thousands)
Billed services (accounts receivable)	$1,437,653	$1,821,855
Allowance for credit losses (note 5)	(35,664)	(31,533)
Accounts receivable (net)	1,401,989	1,790,322
Unbilled services (unbilled revenue)	1,286,274	951,936
Accounts receivable and unbilled revenue, net	$2,688,263	$2,742,258

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

	December 31, 2024	December 31, 2023	$ Change	% Change
	(in thousands, except percentages)
Unbilled services (unbilled revenue)	$1,286,274	$951,936	$334,338	35.1%
Unearned revenue (payments on account)	(1,614,758)	(1,654,507)	39,749	(2.4)%
Net balance	$(328,484)	$(702,571)	$374,087	(53.2)%

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

The Company is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support a clinical trial. The progress towards completion for clinical service contracts is measured based on total project costs (including reimbursable costs). Amounts owed to investigators and others in respect of reimbursable expenses at December 31, 2024 and December 31, 2023 were $369.2 million and $333.0 million (see note 12. Other liabilities).

Unbilled services as at December 31, 2024 increased by $334.3 million as compared to December 31, 2023. Unearned revenue decreased by $39.7 million over the same period resulting in a decrease of $374.1 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2023 and December 31, 2024. These fluctuations are primarily due to the timing of payments and invoicing related to the Company's clinical trial management contracts. Billings and payments are established by contractual provisions on the delivery of units/milestones including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

The credit loss expense recognized on the Company's receivables and unbilled services was $28.4 million and $24.6 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, $15.9 billion (December 31, 2023: $14.8 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 47% of the unsatisfied performance obligation over the next twelve months (December 31, 2023: 52%), with the remainder recognized thereafter over the duration of the customer contracts.

5. Allowance for Credit Losses
The Company does business with most major international pharmaceutical companies. Provision for credit losses at December 31, 2024 and December 31, 2023 comprises:

	December 31, 2024	December 31, 2023
	(in thousands)
Opening provision	$31,533	$20,562
Amounts used during the year	(24,887)	(13,358)
Amounts provided during the year	28,417	24,550
Foreign exchange	601	(221)
Closing provision	$35,664	$31,533

6. Business Combinations

KCR S.A. Group Acquisition
On August 19, 2024, the Company acquired the KCR S.A. Group ("KCR"), a CRO offering full service and functional services partnership ("FSP") clinical trial services, in exchange for consideration of $92.5 million. The acquisition of KCR has been accounted for as a business combination in accordance with ASC 805 'Business Combinations' ('ASC 805').
The net cash outflow was $76.4 million comprising cash payments of $88.1 million, net of cash acquired of $11.7 million. The fair value of contingent consideration was initially measured at the date of acquisition at $4.3 million and subsequently remeasured at $1.1 million.

The final purchase price allocation resulted in the recognition of goodwill of $43.4 million and intangible assets of $45.1 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of KCR and the expected synergies of the acquisition. The goodwill recognized is not deductible for income tax purposes.

Since August 19, 2024, KCR has earned revenue of $32.8 million and net income of $1.8 million which are included in the Group's Consolidated Statement of Operations for the year ended December 31, 2024. The pro-forma effect of the KCR acquisition if completed on January 1, 2023 would have resulted in revenue and net income for the fiscal year ended December 31, 2024 of $8,331.5 million and $792.5 million respectively and in revenue and net income for the fiscal year ended December 31, 2023 of $8,202.0 million and $613.3 million respectively.
HumanFirst Inc.
On January 9, 2024, the Company acquired HumanFirst Inc. ("HumanFirst"), a life sciences technology company in exchange for consideration of $13.3 million. The acquisition of HumanFirst has been accounted for as a business combination in accordance with ASC 805.
The net cash outflow was $7.8 million comprising initial cash payments of $11.8 million, net of cash acquired of $4.0 million. Deferred consideration of $1.4 million remains unpaid as of December 31, 2024.
The final purchase price allocation resulted in the recognition of goodwill of $2.7 million and a developed technology intangible asset of $9.9 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of HumanFirst. The goodwill recognized is not deductible for income tax purposes.

BioTel Research LLC Acquisition
On October 2, 2023, the Company acquired the entire outstanding equity interests of BioTel Research LLC (“BioTel”), a leading provider of medical imaging and cardiac safety monitoring services, from BioTelemetry Inc. in exchange for initial cash consideration of $68.1 million. Cash acquired amounted to $1.4 million. The final purchase price allocation resulted in the recognition of intangible assets of $36.4 million and goodwill of $23.4 million. Goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of BioTel and the expected synergies of the acquisition. The goodwill recognized is deductible for income tax purposes.

PRA Health Sciences, Inc. Acquisition
On July 1, 2021 (the "Merger Date"), the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA Health Sciences, Inc., the parent of PRA Health Sciences ("the Acquisition" and "the Merger"). The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805.
In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company incurred approximately $23.5 million, $16.4 million and $17.7 million of Merger-related financing fees which are included in the “Interest expense” line item in the Consolidated Statement of Operations.
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
Transaction and Integration Costs
In the years ended December 31, 2024, December 31, 2023, and December 31, 2022, the Company incurred net Merger, transaction and integration related expenses of $29.6 million, $44.2 million and $39.7 million, respectively, which were accounted for separately from the business combination and expensed as incurred within the “Transaction and integration related” line item of the Consolidated Statement of Operations. The costs consist of investment banking fees, advisory costs, professional fees, legal costs, retention agreements with employees, ongoing business combination and integration activities offset by the remeasurement of liability-classified contingent consideration.
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

As of December 31, 2024, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Other[1]	Total
	(in thousands)
Assets:
Investments in equity[1,2]	$—	$—	$—	$54,448	$54,448
Total assets	$—	$—	$—	$54,448	$54,448
1Excludes investments in equity securities recorded at cost of $3.5 million which do not qualify for the NAV practical expedient.

As at December 31, 2023, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Other[1]	Total
	(in thousands)
Assets:
Available for sale securities[3]	$1,954	$—	$—	$—	$1,954
Investments in equity[2]	—	—	—	46,804	46,804
Total assets	$1,954	$—	$—	$46,804	$48,758

Liabilities:
Derivative instruments[4]	—	2,411	—	—	2,411
Total liabilities	$—	$2,411	$—	$—	$2,411
2Certain investments qualify for the NAV practical expedient in ASC 820. Investments in equity consist of interests in funds and equity securities without readily determinable fair values. To determine the classification of investments in equity, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at December 31, 2024 and December 31, 2023 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at December 31, 2024 and December 31, 2023 qualify for the NAV practical expedient. Any increases or decreases in fair value are recognized in net income in the period.

3Represents the fair value of highly liquid investments with maturities greater than three months, a minimum "A-" rated fixed term deposit and are based on quoted market prices.

4Represents the fair value of the interest rate caps and the interest rate swap.

Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of December 31, 2024, assets carried on the balance sheet and not re-measured to fair value on a recurring basis totaled approximately $12,614.7 million (December 31, 2023: $12,878.0 million) and are identified as Level 3 assets. These assets are comprised of goodwill of $9,051.4 million (December 31, 2023: $9,022.1 million), intangible assets of $3,559.8 million (December 31, 2023: $3,855.9 million) and investments in equity recorded at cost of $3.5 million.
The estimated fair value of the Company’s debt was $3,469.2 million at December 31, 2024 (December 31, 2023: $3,793.5 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility approximates its carrying value, due to the short term duration.

8. Investments

Investments in equity

The Company entered into subscription agreements with a number of funds. During the year ended December 31, 2024, net capital totaling $13.1 million (December 31, 2023: $14.0 million) had been advanced under the terms of the subscription agreements. The Company determined that the interest in funds meets the definition of equity securities without readily determinable fair values. The Company therefore concluded that the interests held at December 31, 2024 and December 31, 2023 qualify for the NAV practical expedient in ASC 820.

There was a decrease in fair value of $3.3 million (December 31, 2023: increase in fair value $0.2 million) recognized in net income during the year bringing the carrying value of the subscriptions to $54.4 million at December 31, 2024. At December 31, 2024, the Company had committed to future investments of $102.2 million in respect of these funds.

Investments in equity also include equity investments of $3.5 million (of which $1.5 million was invested during the year ended December 31, 2024) which do not qualify for the NAV practical expedient, and for which the measurement alternative has been applied. Accordingly, these investments in equity are measured at cost, less impairment.

Available for sale investments
As at December 31, 2024, the Company held available for sale investments amounting to $nil (December 31, 2023: $2.0 million). Short-term investments comprise highly liquid investments with maturities of greater than three months and minimum "A-" rated fixed term deposits. The Company classifies its short- term investments as available for sale.

9. Property, Plant and Equipment, net

The carrying amount of Property, Plant and Equipment for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
Cost	(in thousands)
Land	$3,724	$3,724
Buildings	66,132	70,072
Computer equipment and software	689,979	550,119
Office furniture and fixtures	51,849	45,856
Laboratory equipment	55,111	56,217
Leasehold improvements	62,034	55,000
Motor vehicles	65	79
Total Cost	928,894	781,067
Less accumulated depreciation and asset write offs	(546,015)	(419,883)
Property, plant and equipment (net)	$382,879	$361,184

The depreciation expense recognized by the Company was $138.2 million, $126.1 million, and $106.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company regularly updates its register of property, plant and equipment and during the year ended December 31, 2024 and the year ended December 31, 2023, certain fully depreciated assets were written off as they were no longer used by the Company.

10. Goodwill

The change in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	(in thousands)
Opening balance	$9,022,075	$8,971,670
Current period acquisitions (note 6)	46,126	36,750
Foreign exchange movement	(16,791)	13,655
Closing balance	$9,051,410	$9,022,075
There were no impairment charges for the year ended December 31, 2024 or the year ended December 31, 2023.

11. Intangible Assets

The carrying amount of Intangible Assets for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
Cost	(in thousands)
Customer relationships	$4,129,501	$4,090,393
Order backlog	543,933	541,302
Trade names & brands	204,588	204,653
Patient database	170,324	170,366
Technology assets	150,658	141,257
Total cost	5,199,004	5,147,971
Accumulated amortization	(1,639,212)	(1,292,106)
Net book value	$3,559,792	$3,855,865
The amortization expense recognized by the Company was $350.3 million, $459.9 million, and $463.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. The decrease in amortization in the twelve months ended December 31, 2024 is due to the order backlog and trade name intangible assets recognized in connection with the PRA merger amounting to $500.0 million and $202.0 million respectively as of the date of acquisition, becoming fully amortized on July 1, 2024.

On August 19, 2024, the Company acquired KCR. The acquisition resulted in the recognition of intangible assets of $45.1 million, comprising customer relationships of $41.4 million and order backlog of $3.7 million. These assets will be amortized over their expected useful lives of 13 years and 5 years respectively. In total, $1.3 million has been amortized in the period since the date of acquisition. Refer to note 6. Business Combinations.

On January 9, 2024, the Company acquired HumanFirst. The acquisition resulted in the recognition of a developed technology intangible asset of $9.9 million which will be amortized over its expected useful life of 5 years. In total, $2.0 million has been amortized in the period since the date of acquisition. Refer to note 6. Business Combinations.

On October 2, 2023, the Company acquired BioTel Research LLC (“BioTel”). The acquisition resulted in the recognition of intangible assets of $36.4 million, comprising customer relationships of $12.5 million, order backlog of $3.9 million and developed technology assets of $20.0 million. These assets will be amortized over their expected useful lives of between 3 years and 16 years. $6.1 million has been amortized during the twelve months ended December 31, 2024 (December 31, 2023: $1.5 million). Refer to note 6. Business Combinations.

Future intangible asset amortization expense for the years ended December 31, 2025 to December 31, 2029 is as follows:

(in thousands)
2025	$235,011
2026	220,771
2027	208,448
2028	195,447
2029	180,201
Total	$1,039,878

12. Other Liabilities

The carrying amount of Other Liabilities for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	(in thousands)
General trade and overhead liabilities*	$531,560	$463,882
Personnel related liabilities	225,822	385,499
Operating lease liabilities	36,783	36,414
Facility related liabilities	8,547	11,078
Other liabilities	91,730	13,532
Restructuring liabilities	29,120	4,951
Short term government grants	41	43
Total	$923,603	$915,399

*includes amounts due to third parties in respect of accrued reimbursable investigator expenses of $369.2 million at December 31, 2024 and $333.0 million at December 31, 2023.

13. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of December 31, 2024 and December 31, 2023:

		Interest rate as of		Principal amount as of
	Maturity Date	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
				(in thousands)
Senior Secured Term Loan	July 2028	6.329%	7.860%	$946,450	$3,251,213
Senior Secured Notes (the "2026 Notes")	July 2026	2.875%	2.875%	500,000	500,000
Senior Secured Revolving Loan		—	6.720%	—	55,000
Senior Secured Notes (the "2027 Notes")*	May 2027	5.809%	—	750,000	—
Senior Secured Notes (the "2029 Notes")*	May 2029	5.849%	—	750,000	—
Senior Secured Notes (the "2034 Notes")*	May 2034	6.000%	—	500,000	—
Total debt				3,446,450	3,806,213
Less current portion of debt				(29,762)	(110,150)
Total long-term debt				3,416,688	3,696,063
Less debt issuance costs and debt discount				(20,290)	(30,624)
Total long-term debt, net				$3,396,398	$3,665,439
*Issued May 8, 2024

The Company incurred interest costs from various financing arrangements during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 as set out in the table below. These costs have been charged in the interest expense line of the Consolidated Statement of Operations. In the years ending December 31, 2024, December 31, 2023 and December 31, 2022, the Company expensed $23.5 million, $16.4 million and $17.7 million of transaction related financing costs, inclusive of the amortization of financing fees which were previously capitalized.

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Interest expense on drawn facilities	$206,198	$311,019	$209,189
Amortization of merger related financing fees	23,533	16,402	17,749
Other financing costs*	7,506	9,278	2,793
Total financing costs	$237,237	$336,699	$229,731
*Includes costs associated with the senior secured revolving loan facility.

As of December 31, 2024, the contractual maturities of the Company's debt obligations were as follows:

Maturities of debt:	(in thousands)
2025	$29,762
2026	529,762
2027	779,762
2028	857,164
2029 and thereafter	1,250,000
Total	$3,446,450

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility; the 2026 Notes and the New Notes.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, having commenced on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer’s and the Guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million. The Senior Secured Credit Facilities and the 2026 Notes were issued at a discount of $27.6 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR plus an applicable margin which is dependent on the Company's net leverage ratio. At December 31, 2024, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

Reflecting the Third Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.45%, 0.10% or –% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+ or BBB- (or higher), respectively, or (ii) Term SOFR plus an applicable margin of 1.45%, 1.10%, 0.85%, 0.65%, or 0.50% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.
Principal repayments, comprising mandatory and voluntary repayments, during the year ended December 31, 2024 and December 31, 2023 were as follows:

Principal repayments	December 31, 2024	December 31, 2023
	(in thousands)
Quarter 1	$(275,000)	$(250,000)
Quarter 2	(2,014,882)	(150,000)
Quarter 3	(7,441)	(300,000)
Quarter 4	(7,440)	(250,000)
Total repayments	$(2,304,763)	$(950,000)

The voluntary repayments made during the year resulted in an accelerated charge associated with previously capitalized fees of $16.9 million (December 31, 2023: $7.9 million).

During the year ended December 31, 2024, the Company drew down $318.0 million (December 31, 2023: $370.0 million) of the senior secured revolving loan facility and repaid $373.0 million (December 31, 2023: $315.0 million) as shown below. As at December 31, 2024, $nil (December 31, 2023: $55.0 million) was drawn under the senior secured revolving loan facility.

	Drawdown	Repayment	Closing Balance
	(in thousands)
Quarter 1, 2023	$180,000	$(100,000)	$80,000
Quarter 2, 2023	50,000	(80,000)	50,000
Quarter 3, 2023	75,000	(50,000)	75,000
Quarter 4, 2023	65,000	(85,000)	55,000
Total drawdown / (repayments) in 2023	370,000	(315,000)
Quarter 1, 2024	50,000	(55,000)	50,000
Quarter 2, 2024	143,000	(193,000)	—
Quarter 3, 2024	50,000	(50,000)	—
Quarter 4, 2024	75,000	(75,000)	—
Total drawdown / (repayments) in 2024	$318,000	$(373,000)

2026 Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes (the "2026 Notes") in a private offering (the “Offering”). The 2026 Notes will mature on July 15, 2026.

Fair Value of Debt
The estimated fair value of the Company’s debt was $3,469.2 million at December 31, 2024 and (December 31, 2023: $3,793.5 million). The fair values of the senior secured term loan facility, the 2026 Notes and the New Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility approximates its carrying value due to the short term duration.

14. Derivatives

The Company previously entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations.

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate caps were due to expire on December 31, 2024. Under the terms of the interest rate caps, the Company had paid a fixed rate of 0.42% and received a variable rate equal to the amount that the three-month SOFR rate exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swap was due to begin accruing on December 31, 2024 and the interest rate swap was due to expire on September 30, 2026. Under the terms of the interest rate swap, the Company would have paid a fixed rate of 3.4% and would have received a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The 2022 Caps and the 2022 Swap were designated as cash flow hedges. Gains and losses were initially reported as a component of other comprehensive income/loss and subsequently recognized in net income.

During the year, the Company’s exposure to interest rate fluctuations significantly reduced with the voluntary and mandatory repayments of the senior secured term loan facility (refer to note 13. Bank credit lines, loan facilities and notes). Given this reduction and the repricing of the Senior Secured Credit facilities, the Company closed the 2022 Caps and 2022 Swap agreements.

At December 31, 2024, 73% of the Company's outstanding debt is at a fixed interest rate (December 31, 2023: 13%).

During the year ended December 31, 2024, the Company recognized a gain of $5.0 million (December 31, 2023: $1.6 million) within other comprehensive income/loss after a reclassification of $13.9 million (December 31, 2023: $2.4 million) from other comprehensive income/loss to the income statement.

The fair value of the Company’s derivative financial instruments at December 31, 2024 amount to $nil. The fair value of the Company’s derivative financial instruments at December 31, 2023 on a gross basis, are summarized in the following table:

	December 31, 2023
	Asset	Liability	Notional
	(in thousands)
Interest Rate Caps	$—	$1,871	$1,600,606
Interest Rate Swap	—	540	1,100,606
Total derivatives designated as hedging instruments	$—	$2,411	$2,701,212

15. Operating Leases

Lease costs recorded under operating leases for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Operating lease costs	$46,466	$46,820	$53,880
Income from sub-leases	(1,614)	(1,103)	(1,165)
Net operating lease costs	$44,852	$45,717	$52,715
Of the total cost of $44.9 million incurred in the year ended December 31, 2024 (December 31, 2023, $45.7 million; December 31, 2022, $52.7 million), $37.2 million (December 31, 2023, $37.9 million; December 31, 2022, $48.3 million) is recorded within selling, general and administration costs and $7.7 million (December 31, 2023, $7.8 million; December 31, 2022, $4.4 million) is recorded within direct costs.
Right-of-use assets obtained, in exchange for lease obligations, during the years ended December 31, 2024 and December 31, 2023 totaled $64.8 million and $37.7 million, respectively.
During the years ended December 31, 2024, 2023 and 2022, impairments of operating right-of-use assets were recognized within restructuring charges for $13.8 million, $8.7 million, and $28.4 million, respectively, as part of an office consolidation program (see note 19. Restructuring Charges).
The weighted average remaining lease term and weighted-average discount rate at December 31, 2024 were 6.56 years and 4.01%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2023 were 6.72 years and 3.29%, respectively.

Future minimum lease payments under non-cancelable leases as of December 31, 2024 were as follows:

Minimum rental payments	(in thousands)
2025	$42,931
2026	38,445
2027	31,257
2028	24,156
2029	17,838
Thereafter	45,047
Total future minimum lease payments	199,674
Lease imputed interest	(22,806)
Total	$176,868
Operating lease liabilities are presented as current and non-current. As at December 31, 2024, operating lease liabilities of $36.8 million have been included in Other liabilities (December 31, 2023: $36.4 million) and $140.1 million million have been classified as Non-current Lease Liabilities (December 31, 2023: $126.3 million).

16. Non-current other liabilities

The carrying amount of Non-current other liabilities for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024	December 31, 2023
	(in thousands)
Other non-current liabilities	83,470	45,998
Total	$83,470	$45,998

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

Operating Leases

The Company has several non-cancelable operating leases, primarily for facilities, that expire over the next sixteen years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. See note 15. Operating leases for rental expense pursuant to ASC 842 for the years ended December 31, 2024, 2023 and 2022 and future minimum rental commitments as of December 31, 2024.

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

(a)Share based payments

During the year ended December 31, 2024, 311,040 options were exercised at an average exercise price of $116.31 per share for total proceeds of $36.2 million. During the year ended December 31, 2024, 120,458 ordinary shares were issued in respect of certain RSUs and 9,975 ordinary shares were issued in respect of PSUs previously awarded by the Company.

During the year ended December 31, 2023, 535,705 options were exercised at an average exercise price of $95.12 per share for total proceeds of $51.0 million. During the year ended December 31, 2023, 188,800 ordinary shares were issued in respect of certain RSUs and 47,026 ordinary shares were issued in respect of PSUs previously awarded by the Company.

    During the year ended December 31, 2022, 348,286 options were exercised at an average exercise price of $102.87 per share for total proceeds of $35.8 million. During the year ended December 31, 2022, 195,029 ordinary shares were issued in respect of certain RSUs and 46,087 ordinary shares were issued in respect of PSUs previously awarded by the Company.

(b)Share Repurchase Program

The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law and the Company’s constitutional documents through open market share acquisitions. A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 23, 2024, which renewed the authorization for the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company.

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500.0 million of the outstanding ordinary shares of the Company. On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company.

All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law.

During the year ended December 31, 2024, 2,179,699 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $500.0 million.

No ordinary shares were redeemed by the Company during the year ended December 31, 2023.

During the year ended December 31, 2022, 420,530 ordinary shares were redeemed by the Company for total consideration of $100.0 million.

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

19. Restructuring Charges

In the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company incurred approximately $92.1 million, $45.4 million and $31.1 million of restructuring charge in the Consolidated Statements of Operations under a restructuring plan adopted following a review of operations.

The restructuring plan reflected a workforce reduction of $74.5 million (December 31, 2023: $34.1 million, December 31, 2022: $2.7 million) and an office consolidation program to optimize the Company's office footprint of $17.6 million (December 31, 2023: $11.3 million, December 31, 2022: $28.4 million), being the impairment of operating right-off-use assets and related property plant and equipment of $15.7 million (December 31, 2023: $8.7 million, December 31, 2022: $28.4 million) and onerous contract costs of $1.9 million (December 31, 2023: $2.6 million, December 31, 2022: $nil ).

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Restructuring charges	$92,123	$45,390	$31,143
Total	$92,123	$45,390	$31,143

At December 31, 2024, a total liability of $31.5 million (December 31, 2023: $7.0 million) was recorded on the Consolidated Balance Sheet relating to restructuring activities.

	Year Ended
	December 31, 2024	December 31, 2023
	(in thousands)
Opening provision	$6,999	$6,022
Charge during the year*	76,392	36,704
Utilization	(51,917)	(35,727)
Ending provision	$31,474	$6,999

*The charge for the year ended December 31, 2024 reflects the workforce reduction of $74.5 million (December 31, 2023: $34.1 million) and onerous contract costs of $1.9 million (December 31, 2023: $2.6 million).

The closing provision of $31.5 million (December 31, 2023: $7.0 million) reflects:
(1) $27.7 million (December 31, 2023: $4.0 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as short-term within Other Liabilities, and
(2) $3.8 million (December 31, 2023: $3.0 million) of facilities related liabilities of which $1.4 million (December 31, 2023: $1.0 million) is included within Other Liabilities and $2.4 million (December 31, 2023: $2.0 million) is included within Non-Current Other Liabilities.

20. Income Taxes

The Company's United States and Irish based subsidiaries file income tax returns in the United States and Ireland respectively. Other foreign subsidiaries are taxed separately under the laws of their respective countries.

The components of income before income tax expense are as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Ireland	$736,374	$624,642	$432,963
United States	(304,546)	(352,532)	(270,440)
Other	437,356	352,357	405,328
Income before income tax expense	$869,184	$624,467	$567,851

The components of income tax expense are as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Income tax expense:	(in thousands)
Current tax (benefit)/expense:
Ireland	$118,255	$80,427	$53,248
United States	(45,307)	(42,428)	60,753
Other	105,304	59,153	70,395
Total current tax expense	178,252	97,152	184,396

Deferred tax (benefit)/expense:
Ireland	(26,663)	45,253	(6,166)
United States	(69,493)	(143,323)	(118,475)
Other	(4,386)	12,667	(344)
Total deferred tax benefit	(100,542)	(85,403)	(124,985)

Income tax expense	77,710	11,749	59,411

Income tax expense was allocated to the following components of other comprehensive income:
Currency impact on long term funding	1,728	(3,903)	7,211
Retirement benefit obligations	(895)	—	—
Cash flow hedge	647	301	—
Total	$79,190	$8,147	$66,622

Ireland's statutory trading income tax rate, the rate of our country of domicile, is 12.5%. The Company's consolidated reported income tax expense differed from the amount that would result from applying the Irish statutory rate as set forth below:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Taxes at Irish statutory rate of 12.5% (2023:12.5%; 2022:12.5%)	$108,648	$78,058	$70,980
Rate differential from amortization of intangible assets	(48,240)	(71,223)	(59,330)
Global Minimum Tax	16,719	—	—
Foreign and other income taxed at higher rates	49,703	35,778	52,464
Research & development tax incentives	(3,041)	(3,868)	(2,608)
Movement in valuation allowance	(5,279)	(1,068)	(777)
Effects of change in tax rates	25,691	3,154	(300)
(Decrease)/ increase in unrecognized tax benefits	(59,456)	(54,347)	8,392
Investor tax expense on foreign subsidiary earnings	(7,995)	39,165	—
Impact of stock compensation	(9,385)	(11,487)	(8,756)
Other and non-deductible expenses	10,345	(2,413)	(654)
Income tax expense	$77,710	$11,749	$59,411

    The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2024	December 31, 2023
Deferred tax liabilities:	(in thousands)
Property, plant and equipment	$2,869	$7,547
Operating right-of-use-assets	15,633	16,108
Goodwill	43,390	39,014
Intangible assets	901,731	950,055
Investments in foreign subsidiaries	34,983	52,408
Other	3,887	7,982
Total deferred tax liabilities recognized	1,002,493	1,073,114

Deferred tax assets:
Operating loss and tax credits carryforwards	164,904	124,150
Property, plant and equipment	7,869	9,082
Operating lease liabilities	21,503	20,190
Intangible assets	45	2,166
Stock compensation	14,309	17,605
Other liabilities	78,428	84,928
Unearned revenue	10,364	23,748
Other	6,298	8,774
Total deferred tax assets	303,720	290,643
Valuation allowance for deferred tax assets	(38,955)	(42,967)
Deferred tax assets recognized	264,765	247,676
Overall net deferred tax liability	$(737,728)	$(825,438)

At December 31, 2024 Ireland subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward indefinitely, available for offset against future tax liabilities, if any, of $15.6 million.

At December 31, 2024 U.S. subsidiaries had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $8.0 million and $277.8 million, respectively. These NOLs are available for offset against future taxable income and the expiry dates are shown in the table below. The subsidiaries' ability to use the U.S. federal NOL carryforwards is limited on an annual basis due to change of ownership in 2014, 2017, 2019 and 2024 as defined by Section 382 of the Internal Revenue Code of 1986, as amended and expire between 2025 - 2037. The U.S. state NOL carryforwards are restricted by the state/entity in which they arose. As of December 31, 2024, U.S subsidiaries also had disallowed interest carried forward of $317.0 million (December 31, 2023: $204.0 million) that can be carried forward indefinitely. The increase of $113.0 million was recognized within the income tax expense. These carryforwards are available for offset against future taxable income in the event that the U.S subsidiaries have excess capacity for interest deductions in future years.

    The expected expiry dates of the US NOLs are as follows:

	Federal NOL's	State NOL's
	(in thousands)
2025-2038	$8,035	$262,170
2039-2043	—	6,057
Indefinite	—	9,601
	$8,035	$277,828

In addition, we also have general business tax credit carryforwards of approximately $1.0 million that are available to reduce future U.S. federal and state income taxes. The general business tax credits are non-refundable and are due to expire between the years 2026-2038.

At December 31, 2024 other than those in the U.S. and Ireland, we had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $42.4 million. In addition, at December 31, 2024 those subsidiaries had tax credit carryforwards for income tax purposes that may be carried forward for up to 30 years, available to offset against future tax liabilities, if any, of $2.7 million.

The valuation allowance at December 31, 2024 was $39.0 million (December 31, 2023; $43.0 million). The net change in the total valuation allowance was a decrease of $4.0 million during 2024 and a decrease of $0.4 million during 2023. Of the total decrease of $4.0 million in 2024, an increase of $2.0 million was in respect of an acquired entity, $5.3 million decrease was recognized within income tax expense and a decrease of $0.7 million was recognized in Other Comprehensive Income. Of the total decrease of $0.4 million in 2023, $1.1 million was recognized within income tax expenses and an increase of $0.7 million was recognized in Other Comprehensive Income.

The valuation allowances at December 31, 2024 and December 31, 2023 were primarily related to operating losses and tax credits carried forward that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, loss utilization, projected future taxable income and tax planning strategies in making this assessment. In respect of deferred tax assets not subject to a valuation allowance, management considers that it is more likely than not that these deferred tax assets will be realized on the basis that there will be sufficient reversals of deferred tax liabilities and taxable income in future periods.

The Company has recognized a deferred tax liability of $35.0 million (2023: $52.4 million) for investments in foreign subsidiaries where the Company does not consider the earnings to be indefinitely reinvested. For the deferred tax liability not recognized in respect of temporary differences related to investments in foreign subsidiaries which are considered to be indefinitely reinvested, it is not practicable to calculate the exact unrecognized deferred tax liability. However it is not expected to be material as Ireland recently implemented a participation exemption in respect of distributions from foreign subsidiaries in EEA/treaty countries, in addition to the foreign tax credit regime at the statutory tax rate in the jurisdiction of the subsidiary, so that no material tax liability would be expected to arise in Ireland in the event these earnings were ever remitted. In addition, withholding taxes applicable to remittances from foreign subsidiaries would not be expected to be material given Ireland’s tax treaty network and the EU parent subsidiary directive.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Unrecognized tax benefits at start of year	$160,016	$217,584	$202,065
Increase related to prior year tax positions	7,374	1,161	16,098
Decrease related to prior year tax positions	(2,525)	(918)	(5,442)
Increase related to current year tax positions	2,171	4,552	5,701
Lapse of statute of limitations	(65,417)	(62,363)	(838)
Unrecognized tax benefits at end of year	$101,619	$160,016	$217,584

The relevant statute of limitations for unrecognized tax benefits totaling $61.6 million could potentially expire during 2025.

Included in the balance of total unrecognized tax benefits at December 31, 2024 were potential benefits of $101.6 million, which if recognized, would affect the effective rate on income from continuing operations. The balance of total unrecognized tax benefits at December 31, 2023 and December 31, 2022 included potential benefits which, if recognized, would affect the effective rate of income tax from continuing operations of $160.0 million and $217.6 million respectively.

Interest and penalties recognized during the year ended December 31, 2024 amounted to a net charge of $1.9 million (2023: $4.2 million, 2022: $7.1 million) and are included within the income tax expense. Total accrued interest and penalties as of December 31, 2024 and December 31, 2023 were $24.2 million and $27.1 million respectively and are included in closing income taxes payable at those dates.

Our major tax jurisdictions are Ireland and the United States. We may potentially be subjected to tax audits in both our major jurisdictions. In Ireland, tax periods open to audit include the years ended December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024. In the United States, tax periods open to audit include the years ended December 31, 2021, December 31, 2022, December 31, 2023 and December 31, 2024. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

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

Each option granted under the 2008 Option Plans is an employee stock option, or Nonqualified Stock Option ("NSO"), as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans is evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price is specified in each Stock Option Agreement, however option prices are not less than 100% of the fair market value of an ordinary share on the date the option is granted. Share option awards are granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of four to five years from date of grant and expire eight years from date of grant.
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
PRA Health Sciences, Inc. 2020 Stock Incentive Plan (the "2020 Plan”), 2018 Stock Incentive Plan (the "2018 Plan"), and 2014 Omnibus Incentive Plan (the "2014 Plan") were amended and restated and assumed by the Registrant effective as of July 1, 2021.
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

The following table summarizes the transactions for the Company's share option plans for the years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Options Granted Under Plans	Weighted Average Exercise Price
Outstanding at December 31, 2021	1,695,460	$110.38
Granted	108,643	$229.94
Exercised	(348,286)	$102.87
Forfeited/expired	(77,698)	$143.08
Outstanding at December 31, 2022	1,378,119	$119.86
Granted	82,472	$232.48
Exercised	(535,705)	$95.12
Forfeited/expired	(22,080)	$196.20
Outstanding at December 31, 2023	902,806	$142.96
Granted	68,380	$325.51
Exercised	(311,040)	$116.31
Forfeited/expired	(37,854)	$238.51
Outstanding at December 31, 2024	622,292	$170.52
Vested and exercisable at December 31, 2024	426,497	$135.39

The weighted average remaining contractual life of options outstanding and options exercisable at December 31, 2024 was 3.91 years and 3.06 years respectively (2023: 4.42 years and 3.89 years respectively).

The intrinsic value of options outstanding and options exercisable as of December 31, 2024 was $34.0 million and $32.4 million, respectively.

The intrinsic value of options exercised during the years ended December 31, 2024, 2023, and 2022, was $57.4 million, $80.4 million, and $41.9 million, respectively.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the years ended December 31, 2024, December 31, 2023 and December 31, 2022 was calculated using the Black-Scholes option pricing model. The weighted average fair values and assumptions were as follows:

	Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Weighted average fair value	$115.76	$85.12	$68.42
Assumptions:
Expected volatility	36%	33%	31%
Dividend yield	—%	—%	—%
Risk-free interest rate	4.20%	4.18%	1.86%
Expected life	4.3 years	5.0 years	5.0 years

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

Restricted Share Units and Performance Share Units

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Further, on October 25, 2024, the 2013 RSU Plan was amended and restated effective as of November 6, 2024 in order to increase the number of shares that can be issued under the RSU Plan by a further 2.5 million shares. Accordingly, an aggregate of 6.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after November 6, 2034.

On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the year ended December 31, 2024:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	105,256	$226.29	621,011	$218.27
Granted	48,626	$325.51	258,345	$313.41
Shares vested	(9,975)	$177.38	(120,458)	$223.29
Forfeited	(124,186)	$260.42	(111,309)	$241.13
Outstanding at December 31, 2024	19,721	$280.76	647,589	$251.36

The fair value of RSUs vested for the year ended December 31, 2024 totaled $26.9 million (2023: $35.4 million). The share price range for the year was $174.96 - $265.96 (2023: $159.33 - $265.96).

The fair value of PSUs vested for the year ended December 31, 2024 totaled $1.8 million (2023: $7.5 million). The share price range for the year was $174.96 - $231.08 (2023: $159.33 - $166.51).

The PSUs vest based on service and specified EPS targets over the period 2022 – 2024, 2023 – 2025, and 2024 - 2026. Depending on the actual amount of EPS from 2022 to 2026, up to an additional 80,051 PSUs may also be granted.

Stock compensation expense

Income from operations for the year ended December 31, 2024 is stated after charging $45.9 million in respect of stock compensation expense (inclusive of employer related taxes). Stock compensation expense has been allocated as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Direct costs	$26,046	$26,595	$22,854
Selling, general and administrative	19,824	29,072	47,669
Total	$45,870	$55,667	$70,523

As of December 31, 2024, total unrecognized stock-based compensation expense related to outstanding non-vested stock-based compensation arrangements amounted to $108.1 million, which the Company expects to recognize over a weighted average period of 2.29 years.

The income tax expense for the year ended December 31, 2024 reflects a net income tax benefit of $23.4 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2024 was $10.1 million. The income tax expense for the year ended December 31, 2023 reflects a net income tax benefit of $20.0 million in connection with stock compensation (including excess tax benefits) and the total tax benefit in connection with stock options exercised during 2023 was $10.9 million. The income tax expense for the year ended December 31, 2022 reflects a net income tax benefit of $12.9 million in connection with stock compensation (including excess tax benefits) and the total tax benefit realized in connection with stock options exercised during 2022 was $7.7 million.

22. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" or “blended-service” solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. For each of the accounting periods presented herein, the Company determined that Chief Operating Decision Maker ('CODM') was comprised of the Chief Executive Officer and the Chief Financial Officer. As the Company is managed on a consolidated basis, the CODM evaluates performance and allocates resources based on consolidated net income. The CODM uses consolidated net income, as reported on the Consolidated Statement of Operations, to evaluate income generated from segment assets and for decisions related to the deployment of operating and capital resources. The measure of segment assets is reported on the Consolidated Balance Sheet as total consolidated assets.

The accounting policies of the reportable segment are the same as those described in Note 2. Summary of Significant Accounting Policies. In the context of considerations around significant segment expenses, as the expense information that is regularly provided to the CODM is aligned with the respective consolidated expenses for direct costs and selling, general, and administrative expenses, as presented on the Consolidated Statement of Operations, such expense disclosures are not replicated here. Furthermore, as the Company consists of a single reportable segment, other quantitative disclosures, as required by Topic 280, are as presented on the Consolidated Statement of Operations.

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

ICON Ireland remunerates other operating entities in the Group on the basis of an arm’s length return for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to their respective functions performed, assets owned, and risks assumed in these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate.

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

Reportable geographic information at December 31, 2024 and December 31, 2023 and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Ireland	$2,793,045	$2,377,104	$1,984,567
Rest of Europe	1,560,735	1,574,783	1,618,350
U.S.	2,985,256	3,283,790	3,574,610
Other	942,640	884,499	563,859
Total	$8,281,676	$8,120,176	$7,741,386

b) The distribution of income from operations by geographical area was as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Ireland	$919,126	$885,886	$673,804
Rest of Europe	216,768	154,626	254,955
U.S.	241,549	314,982	260,890
Other	70,661	60,512	68,675
Sub-total	$1,448,104	$1,416,006	$1,258,324
Amortization on intangible assets	(350,292)	(459,854)	(463,087)
Total	$1,097,812	$956,152	$795,237

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	December 31, 2024	December 31, 2023
	(in thousands)
Ireland	$234,175	$199,051
Rest of Europe	88,556	94,046
U.S.	145,391	159,245
Other	62,359	49,175
Total	$530,481	$501,517

23. Net Income Per Ordinary Share

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

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	82,482,764	82,101,813	81,532,320
Effect of dilutive share options and other awards outstanding under share based compensation programs	549,660	615,827	936,043
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	83,032,424	82,717,640	82,468,363

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Net income per ordinary share:
Basic	$9.60	$7.46	$6.20
Diluted	$9.53	$7.40	$6.13

24. Accumulated Other Comprehensive Loss

	Year ended
	December 31, 2024	December 31, 2023
	(in thousands)
Currency translation adjustments	$(234,075)	$(149,148)
Remeasurement of retirement benefit obligations	1,726	7,803
Gain / (loss) on cash flow hedge	2,420	(2,161)
Total	$(229,929)	$(143,506)

25. Supplemental Disclosure of Cash Flow Information

	Year ended
	December 31, 2024	December 31, 2023	December 31, 2022
	(in thousands)
Cash paid for interest	$196,622	$317,975	$210,918
Cash paid for income taxes (net of refunds)	$140,718	$163,778	$116,322

26. Related Parties

During the year, subsidiaries of the Company earned revenue of $0.3 million (December 31, 2023: $0.2 million) from Corvus Pharmaceuticals. Dr. Linda Grais serves as a Director and shareholder of Corvus Pharmaceuticals. At December 31, 2024, $0.1 million (December 31, 2023: $0.1 million) was noted as due from Corvus Pharmaceuticals .

During the year, subsidiaries of the Company earned revenue of $nil (December 31, 2023: $0.05 million) from Afimmune Limited. Dr. John Climax is Chief Executive Officer and a Director and shareholder of Afimmune Limited. At December 31, 2024, $0.1 million was noted as due from Afimmune Limited (December 31, 2023: $0.05 million).

27. Subsequent Events

The Company has evaluated subsequent events from the Balance Sheet date through February 21, 2025, the date at which the consolidated financial statements were available to be issued.

On February 18, 2025, the Company's Board of Directors authorized an additional buyback program of up to $750.0 million of the outstanding ordinary shares of the Company. Along with unutilized amounts under the previous authorizations, this permits the Company to repurchase up to $1 billion worth of ordinary shares.

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

The Company has determined that there are no other items to disclose.

Item 19. Exhibits.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

2.1	Agreement and Plan of Merger, dated as of February 24, 2021, by and among ICON plc, ICON US Holdings Inc., Indigo Merger Sub, Inc and PRA Health Sciences, Inc. (incorporated by reference to exhibit 2.1 to the Form 6-K (file No. 333-08704) filed on February 24, 2021).

2.2*	Description of Securities Registered Under Section 12 of the Exchange Act.

2.3	Credit Agreement, dated as of July 1, 2021, by and among ICON Luxembourg, S.À R.L., ICON Clinical Investments, LLC, Indigo Merger Sub, Inc. (which, after giving effect to the Merger on the Closing Date was succeeded by PRA Health Sciences, Inc.), ICON Public Limited Company, the other borrowers party thereto from time to time, the subsidiary guarantors party thereto from time to time, lenders party thereto Citibank, N.A., as administrative agent, and Citibank, N.A., London Branch, as collateral agent (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 1, 2021).

2.4	Indenture, dated as of July 1, 2021, by and among Indigo Merger Sub, Inc., PRA Health Sciences, Inc., the guarantors party thereto and Citibank, N.A., London Branch as trustee, notes collateral agent, paying agent, transfer agent and registrar (incorporated by reference to exhibit 99.2 to the Form 6-K (File No. 333-08704) filed on July 1, 2021).

2.5	Amendment No. 1 to the Credit Agreement referred to at Exhibit 2.3, dated as of November 29, 2022, by and among ICON Public Limited Company and Citibank, N.A., as administrative agent. (incorporated by reference to exhibit 2.5 to the Form 20-F (File No. 333-08704) filed on February 24, 2023).

2.6	Second Amendment to Credit Agreement, dated as of May 2, 2023, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders. (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on July 28, 2023).

2.7	Third Amendment to Credit Agreement, dated as of March 14, 2024, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on April 25, 2024).

2.8	Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company and Citibank, N.A., as trustee (incorporated by reference to exhibit 4.1 to the Form 6-K (File No. 333-08704) filed on May 8, 2024).

2.9	First Supplemental Indenture, dated May 8, 2024, among ICON Investments Six Designated Activity Company, ICON public limited company, the other guarantors party thereto, Citibank N.A., as trustee and Citibank, N.A., London Branch, as notes collateral agent, including the Forms of 5.809% Senior Secured Note due 2027, 5.849% Senior Secured Note due 2029 and 6.000% Senior Secured Note due 2034 (incorporated by reference to exhibit 4.2 to the Form 6-K (File No. 333-08704) filed on May 8, 2024).

3.1	Description of the Constitution of the Company (incorporated by reference to exhibit 99.2 to the Form 6K (File No. 333-08704) filed on July 25, 2016).

11.1*	Share Trading Policy.

12.1*	Section 302 certifications.

12.2*	Section 906 certifications.

16.1*	Letter from KPMG to the Securities and Exchange Commission, dated February 21, 2025.

21.1	List of Subsidiaries (incorporated by reference to Item 4 of Form 20-F filed herewith).

22.1*	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company.

23.1*	Consent of KPMG, Independent Registered Public Accounting Firm.

97*	ICON plc Clawback Policy, adopted on July 25, 2023 and amended on February 18, 2025 relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.

101.1*	Interactive Data Files (Inline XBRL – Related Documents).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
*   Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON plc

/s/ Nigel Clerkin
Nigel Clerkin
Date: February 21, 2025	Chief Financial Officer